7/26



07026016

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Northstar Healthcare Inc.

*CURRENT ADDRESS 355 Burrard St., Suite 1900
Vancouver, British Columbia V6C2G8
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 2 2007
THOMSON FINANCIAL

FILE NO. 82- 35104 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/15/07

Incorporation Application and Notice of Articles
March 16, 2007


BRITISH
COLUMBIA

Number: BC0785724

CERTIFICATE
OF
INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that NORTHSTAR HEALTHCARE INC. was incorporated under the Business Corporations Act on March 16, 2007 at 02:13 PM Pacific Time.



Issued under my hand at Victoria, British Columbia
On March 16, 2007

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Incorporation Application

FORM 1
BUSINESS CORPORATIONS ACT
Section 10

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
March 16, 2007

FILING DETAILS: *Incorporation Application for:*
NORTHSTAR HEALTHCARE INC.

Incorporation Number: **BC0785724**

Filed Date and Time: **March 16, 2007 02:13 PM Pacific Time**

Recognition Date and Time: **Incorporated on March 16, 2007 02:13 PM Pacific Time**

INCORPORATION APPLICATION

Name Reservation Number:
NR8609519

Name Reserved:
NORTHSTAR HEALTHCARE INC.

INCORPORATION EFFECTIVE DATE:

The incorporation is to take effect at the time that this application is filed with the Registrar.

INCORPORATOR INFORMATION

Last Name, First Name, Middle Name:
FELDMAN, STEWART A.

Mailing Address:
C/O THE FELDMAN LAW FIRM LLP
1850 GALLERIA TOWER II
5051 WESTHEIMER ROAD
HOUSTON TX 77056-5604
UNITED STATES

COMPLETING PARTY

Last Name, First Name, Middle Name:
SANTOS, WHITNEY

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Completing Party Statement

I, WHITNEY SANTOS, the completing party, have examined the articles and the incorporation agreement applicable to the company that is to be incorporated by the filing of the Incorporation Application and confirm that:

a) the Articles and the Incorporation Agreement both contain a signature line for each person identified as an incorporator in the Incorporation Application with the name of that person set out legibly under the signature lines,

b) an original signature has been placed on each of those signature lines, and

c) I have no reason to believe that the signature placed on a signature line is not the signature of the person whose name is set out under that signature line.

NOTICE OF ARTICLES

Name of Company:

NORTHSTAR HEALTHCARE INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
FELDMAN, STEWART A.

Mailing Address:
C/O THE FELDMAN LAW FIRM LLP
1850 GALLERIA TOWER II
5051 WESTHEIMER ROAD
HOUSTON TX 77056-5604
UNITED STATES

Delivery Address:
C/O THE FELDMAN LAW FIRM LLP
1850 GALLERIA TOWER II
5051 WESTHEIMER ROAD
HOUSTON TX 77056-5604
UNITED STATES

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached




BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
March 16, 2007

This Notice of Articles was issued by the Registrar on: March 16, 2007 02:13 PM Pacific Time

Incorporation Number: **BC0785724**

Recognition Date and Time: Incorporated on March 16, 2007 02:13 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

NORTHSTAR HEALTHCARE INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

Delivery Address:
1900 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
FELDMAN, STEWART A.

Mailing Address:
C/O THE FELDMAN LAW FIRM LLP
1850 GALLERIA TOWER II
5051 WESTHEIMER ROAD
HOUSTON TX 77056-5604
UNITED STATES

Delivery Address:
C/O THE FELDMAN LAW FIRM LLP
1850 GALLERIA TOWER II
5051 WESTHEIMER ROAD
HOUSTON TX 77056-5604
UNITED STATES

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

Notice of Directors and Notice of Articles
April 12, 2007

Date and Time: April 12, 2007 03:45 PM Pacific Time



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **April 12, 2007 03:45 PM Pacific Time**

Incorporation Number:
BC0785724

Name of Company:
NORTHSTAR HEALTHCARE INC.

ate of Change of Directors

March 29, 2007

New Director(s)

Last Name, First Name, Middle Name:
FLEMING, CECIL FREDRICK

Mailing Address:
517 - 5418 YONGE STREET
TORONTO ON M2N 6X4
CANADA

Delivery Address:
517 - 5418 YONGE STREET
TORONTO ON M2N 6X4
CANADA

Last Name, First Name, Middle Name:
KANEE, ROBERT P.

Mailing Address:
427 LYTTON BOULEVARD
TORONTO ON M5N 1S3
CANADA

Delivery Address:
427 LYTTON BOULEVARD
TORONTO ON M5N 1S3
CANADA

Last Name, First Name, Middle Name:
KRAMER, DONALD L.

Mailing Address:	Delivery Address:
4120 SOUTHWEST FREEWAY SUITE 230 HOUSTON TX 77027 UNITED STATES	4120 SOUTHWEST FREEWAY SUITE 230 HOUSTON TX 77027 UNITED STATES

Last Name, First Name, Middle Name:
TISSENBAUM, BARRY A.

Mailing Address:	Delivery Address:
99 AVENUE ROAD SUITE 808 TORONTO ON M5R 2G5 CANADA	99 AVENUE ROAD SUITE 808 TORONTO ON M5R 2G5 CANADA

Last Name, First Name, Middle Name:
WELLS, VICTOR A.

Mailing Address:	Delivery Address:
2309 BOW VALLEY COURT OAKVILLE ON L6J 6H2 CANADA	2309 BOW VALLEY COURT OAKVILLE ON L6J 6H2 CANADA

Director(s) as at March 29, 2007

Last Name, First Name, Middle Name:
FELDMAN, STEWART A.

Mailing Address:	Delivery Address:
C/O THE FELDMAN LAW FIRM LLP 1850 GALLERIA TOWER II 5051 WESTHEIMER ROAD HOUSTON TX 77056-5604 UNITED STATES	C/O THE FELDMAN LAW FIRM LLP 1850 GALLERIA TOWER II 5051 WESTHEIMER ROAD HOUSTON TX 77056-5604 UNITED STATES

Last Name, First Name, Middle Name:
FLEMING, CECIL FREDRICK

Mailing Address:	Delivery Address:
517 - 5418 YONGE STREET TORONTO ON M2N 6X4 CANADA	517 - 5418 YONGE STREET TORONTO ON M2N 6X4 CANADA

Last Name, First Name, Middle Name:
KANEE, ROBERT P.

Mailing Address:	Delivery Address:
427 LYTTON BOULEVARD TORONTO ON M5N 1S3 CANADA	427 LYTTON BOULEVARD TORONTO ON M5N 1S3 CANADA

Last Name, First Name, Middle Name:
KRAMER, DONALD L.

Mailing Address:
4120 SOUTHWEST FREEWAY
SUITE 230
HOUSTON TX 77027
UNITED STATES

Delivery Address:
4120 SOUTHWEST FREEWAY
SUITE 230
HOUSTON TX 77027
UNITED STATES

Last Name, First Name, Middle Name:
TISSENBAUM, BARRY A.

Mailing Address:
99 AVENUE ROAD
SUITE 808
TORONTO ON M5R 2G5
CANADA

Delivery Address:
99 AVENUE ROAD
SUITE 808
TORONTO ON M5R 2G5
CANADA

Last Name, First Name, Middle Name:
WELLS, VICTOR A.

Mailing Address:
2309 BOW VALLEY COURT
OAKVILLE ON L6J 6H2
CANADA

Delivery Address:
2309 BOW VALLEY COURT
OAKVILLE ON L6J 6H2
CANADA

Notice of Directors and Notice of Articles
May 16, 2007

Date and Time: May 16, 2007 03:40 PM Pacific Time



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **May 16, 2007 03:40 PM Pacific Time**

Incorporation Number:
BC0785724

Name of Company:
NORTHSTAR HEALTHCARE INC.

Date of Change of Directors

March 29, 2007

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
FELDMAN, STEWART A.

Mailing Address:
C/O THE FELDMAN LAW FIRM LLP
1850 GALLERIA TOWER II
5051 WESTHEIMER ROAD
HOUSTON TX 77056-5604
UNITED STATES

Delivery Address:
C/O THE FELDMAN LAW FIRM LLP
1850 GALLERIA TOWER II
5051 WESTHEIMER ROAD
HOUSTON TX 77056-5604
UNITED STATES

Director(s) as at March 29, 2007

Last Name, First Name, Middle Name:
FLEMING, CECIL FREDRICK

Mailing Address:
517 - 5418 YONGE STREET
TORONTO ON M2N 6X4
CANADA

Delivery Address:
517 - 5418 YONGE STREET
TORONTO ON M2N 6X4
CANADA

Last Name, First Name, Middle Name:
KANEE, ROBERT P.

Mailing Address:
427 LYTTON BOULEVARD
TORONTO ON M5N 1S3
CANADA

Delivery Address:
427 LYTTON BOULEVARD
TORONTO ON M5N 1S3
CANADA

Last Name, First Name, Middle Name:
KRAMER, DONALD L.

Mailing Address:
4120 SOUTHWEST FREEWAY
SUITE 230
HOUSTON TX 77027
UNITED STATES

Delivery Address:
4120 SOUTHWEST FREEWAY
SUITE 230
HOUSTON TX 77027
UNITED STATES

Last Name, First Name, Middle Name:
TISSENBAUM, BARRY A.

Mailing Address:
99 AVENUE ROAD
SUITE 808
TORONTO ON M5R 2G5
CANADA

Delivery Address:
99 AVENUE ROAD
SUITE 808
TORONTO ON M5R 2G5
CANADA

Last Name, First Name, Middle Name:
/ELLS, VICTOR A.

Mailing Address:
2309 BOW VALLEY COURT
OAKVILLE ON L6J 6H2
CANADA

Delivery Address:
2309 BOW VALLEY COURT
OAKVILLE ON L6J 6H2
CANADA

Preliminary Long Form Prospectus - English
March 30, 2007

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

Initial Public Offering March 30, 2007


NORTHSTAR HEALTHCARE INC.

Cdn $●

● Common Shares

This initial public offering (the "Offering") of ● common shares ("Common Shares") of Northstar Healthcare Inc. ("Northstar" or the "Issuer") is being sold on an underwritten basis by BMO Nesbitt Burns Inc. and ● (collectively, the "Underwriters"). See "Plan of Distribution".

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly own an interest in two ambulatory surgery centres in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and a pain management clinic in Houston (together, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ambulatory surgery centres and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, the Issuer will indirectly hold a ●% interest in the Palladium Partnership and a ●% interest in the Kirby Partnership. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will indirectly own a ●% interest in the Palladium Partnership and a ●% interest in the Kirby Partnership. The balance of the limited partnership interests in each Northstar Partnership will be held by surgeons and management. See "Investment Agreement and Related Transactions" and "Use of Proceeds".

Upon the closing of this Offering (the "Closing"), the Issuer's board of directors intends to adopt a dividend policy providing for the payment, subject to applicable law and the terms of any then existing indebtedness, of regular ● dividends on each of its Common Shares in the aggregate annual amount of Cdn $● per share.

The price to the public of the Common Shares has been determined by negotiation among Northstar, Ventures and the Underwriters. See "Plan of Distribution". **There are certain risk factors associated with an investment in the Common Shares, which should be carefully reviewed and considered by prospective purchasers before purchasing the Common Shares. See "Risk Factors".**

Each Common Share is entitled to one vote. Upon completion of this Offering, the Issuer's outstanding Common Shares will consist of ● Common Shares. See "The Issuer — Share Capital".

In connection with this Offering, the Underwriters are permitted to engage in transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. **The Underwriters may offer the Common Shares at a lower price than stated below. See "Plan of Distribution". There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus.**

Price: Cdn$● per Common Share

	Price to the Public	**Underwriters' Fee(1)**	**Net Proceeds to the Issuer(2)**
Per Common Share	Cdn $●	Cdn $●	Cdn $●
Total(3)	Cdn $●	Cdn $●	Cdn $●

Notes:

(1) The Underwriters will receive a fee of ●% of the price of the Common Shares offered hereby.

(2) After deducting the Underwriters' fee but before deducting expenses of the Offering, estimated at Cdn $●, which expenses will be paid for by the Issuer on behalf of certain subsidiaries of the Issuer, including Northstar Acquisitions, from the proceeds of the Offering.

(3) The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part and at any time for a period of 30 days after Closing to purchase up to an additional ● Common Shares on the same terms as set forth above solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Issuer will be Cdn $● , Cdn $● and Cdn $●, respectively. See "Plan of Distribution". This prospectus qualifies the distribution of the Over-Allotment Option and the Common Shares issuable on the exercise thereof.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued, sold and delivered by the Issuer to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP and, with respect to U.S. federal income tax matters, on behalf of the Issuer by Kaye Scholer LLP and on behalf of the Underwriters by Shearman & Sterling LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Book entry only certificates for the Common Shares sold in this Offering will be issued in registered form to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this Offering. The closing date of this Offering is expected to occur on or about ●, 2007 or such other date as the Issuer and the Underwriters may agree (the "Closing Date"), but in any event no later than ●, 2007. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer that is a CDS participant and from or through which the Common Shares are purchased.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains "forward-looking statements" that reflect the current expectations of management regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are only predictions and are not guarantees of performance. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "aim", "endeavour" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Important assumptions relating to the forward-looking statements contained in this prospectus include expansion, capital expenditures, competitive conditions and gross economic conditions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this prospectus are based upon what management currently believes to be reasonable assumptions, we cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus and we do not intend, and do not assume any obligation, to update or revise these forward-looking statements.

NON-GAAP FINANCIAL MEASURES

This prospectus contains references to EBITDA (earnings before interest, taxes, depreciation and amortization, non-recurring items and non-operating items). Management believes that EBITDA is a useful supplemental measure of cash available for distribution prior to debt service, capital expenditures and income taxes. However, EBITDA is not a recognized earnings measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss (which are determined in accordance with GAAP or Canadian GAAP) as an indicator of the performance of the Issuer or the Northstar Partnerships or as a measure of liquidity and cash flows. The Issuer's method of calculating EBITDA may differ materially from the methods used by other public companies and accordingly, may not be comparable to similarly titled measures used by other public companies.

This prospectus also contains references to net collected revenues, which represents actual payments received from third-party payors and patients, less refunds. Net collected revenues is not a recognized earnings measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP.

GENERAL MATTERS

Market data and industry forecasts used throughout this prospectus were obtained from various public sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

Our corporate website is www.Northstar-Healthcare.com. The information contained on our website is not intended to be included in or incorporated by reference into this prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in our Common Shares.

The graphs and tables demonstrating our historical performance that are contained in this prospectus are intended only to illustrate the effects of past performance. Past returns are not necessarily indicative of future performance.

As used in this prospectus, unless the context indicates or requires otherwise, the terms "Northstar", "Issuer", "we", "us" and "our" mean Northstar Healthcare Inc.

Unless otherwise indicated or the context otherwise requires, all references to years in this prospectus are references to calendar years.

Percentages in tables have been rounded and accordingly may not add up to one hundred percent. Certain financial data has also been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetical totals of such data.

CURRENCY AND EXCHANGE RATE INFORMATION

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. References to "$", "US$" or "U.S. dollars" are to the lawful currency of the United States and references to "Cdn $" or "Canadian dollars" are references to the lawful currency of Canada.

The business of the Northstar Partnerships is conducted in the United States and their revenues and expenses are denominated, earned and incurred in U.S. dollars. Accordingly, the *pro forma* consolidated financial statements of the Issuer and the financial statements for the Northstar Partnerships included in this prospectus are presented in U.S. dollars.

The following table reflects the high and low rates of exchange for one U.S. dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average of such rates of exchange on the last day of each month of such periods, based on the Bank of Canada noon spot rate of exchange:

	Years Ended		
	December 31, 2006	**December 31, 2005**	**December 31, 2004**
Low	1.0990	1.2704	1.3968
High	1.1726	1.1507	1.1774
Period end	1.1653	1.1651	1.2036
Average rate	1.1342	1.2116	1.3015

On ●, 2007, the noon spot rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn $●.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Issuer, and Borden Ladner Gervais LLP, counsel to the Underwriter, on the date of this prospectus, the Common Shares, if and when listed on the Toronto Stock Exchange, will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (collectively, the "Tax Act") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

MEANING OF CERTAIN REFERENCES

Capitalized terms used in this prospectus will have the meaning as set out in the "Glossary of Terms".

References to "management" in this prospectus refer to the management of the Issuer and Northstar Healthcare Acquisitions L.L.C., unless otherwise indicated.

References to "net patient service revenues" in this prospectus refer to gross revenues received from patients, less provisions for contractual adjustments with third-party payors, such as Medicare, Medicaid or private payors with managed care plans.

References to a "procedure" in this prospectus refer to an individual service performed on a patient. In the instance of a typical surgical case, a number of procedures are generally performed. For example, during 2006, 36,400 procedures were performed by the Northstar ASCs, which corresponded to 10,251 cases.

References to "capacity" in this prospectus, when used in connection with an ASC, refer to the amount of time an operating suite is being occupied or used, divided by the amount of time that, in management's judgment, an operating suite could be occupied or used, generally being eight hours per day, five days per week.

Throughout this prospectus, unless otherwise indicated, all references to GAAP are to U.S. generally accepted accounting principles. The audited and unaudited financial statements of the Northstar Partnerships contained elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States which, as applied to the Northstar Partnerships, in all significant respects conform with Canadian GAAP, as described in the notes to the *pro forma* consolidated financial statements of the Issuer for the year ended December 31, 2006. The *pro forma* consolidated financial statements for the Issuer contained elsewhere in this prospectus have been prepared in accordance with the accounting principles generally accepted in Canada which, as applied to the Issuer, in all respects significantly conform with GAAP.

Unless otherwise noted, the information in this prospectus does not give effect to the exercise of any part of the Over-Allotment Option.

PROSPECTUS SUMMARY

The following information is a summary of the principal features of this Offering and is qualified in its entirety by, and should be read together with, the more detailed information and the financial data and statements contained elsewhere in this prospectus. Certain terms used in this prospectus are defined in the "Glossary of Terms". Unless otherwise indicated, the disclosure contained in this prospectus assumes that the steps under the heading "Investment Agreement and Related Transactions" have been completed.

The Issuer

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly own an interest in two ASCs in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and a pain management clinic in Houston (together, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, the Issuer will indirectly own a ●% interest in the Palladium Partnership and a ●% interest in the Kirby Partnership. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will indirectly own a ●% interest in the Palladium Partnership and a ●% interest in the Kirby Partnership. The balance of the limited partnership interests in each Northstar Partnership will be held by surgeons and management. See "Investment Agreement and Related Transactions" and "Use of Proceeds".

Industry Overview

Overview of the U.S. Healthcare Market

The United States is the world's largest market for healthcare services. As illustrated by the chart below, total annual U.S. healthcare expenditures are projected by CMS to increase from $2.17 trillion in 2006 to $2.88 trillion in 2010, with annual increases expected to average approximately 7% compared with overall inflation expected during this same period of 3.6% annually.

U.S. Healthcare Expenditures
1980-2015(1)


4500
4000
3500
3000
2500
2000
1500
1000
500
0
(billions)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year

Source: CMS
(1) Years 2006 - 2015 are projections.

Health Insurance

Healthcare services in the United States are largely paid for by a combination of public and private payors. Approximately 85% of the population has access to some level of health insurance, which includes both publicly funded health insurance plans and private health insurance plans. Publicly-funded health insurance plans include: Medicare, generally available to persons over 65 years of age; Medicaid, generally available to low-income persons; and other specialty programs for the armed forces, federal employees and various other groups. Medicare is financed and paid for by the U.S. federal government, while Medicaid is administered largely at the state level, with financial support coming from the federal government. Private health insurance in the United States is dominated by third-party payor coverage generally obtained through the workplace. These plans typically provide comprehensive healthcare services to insureds and offer financial incentives for patients to use healthcare providers associated with such plans.

Surgical Facilities

During the past 20 years, there has been a steady increase in the number of surgical procedures performed in the United States, with technological advances, well-informed consumers and increasing life expectancy driving demand. Throughout the 1970s, traditional hospitals had been the dominant providers of surgical procedures in the United States. However, continued advancements in medical techniques, equipment and anaesthesia have reduced the invasiveness of many surgical procedures, making them safer and more effective. Management believes that this is the primary reason that the number of surgical procedures performed in alternative surgical settings, such as specialty hospitals and ASCs, has increased significantly in recent years, greatly exceeding the number of both cases and procedures performed in the traditional hospital setting.

Generally, traditional hospitals have the equipment, infrastructure and staffing to perform the most complex and invasive surgeries. They typically offer a complete range of healthcare services including general surgery, intensive care, acute care, obstetrics, imaging and diagnostic procedures, clinical laboratory and pharmacy services and emergency procedures. As a result of the wide range of services offered, traditional hospitals typically have greater capital, infrastructure and staffing requirements than alternative surgical facilities. In recent years, traditional hospitals have faced a number of challenges, including reimbursement pressures, nursing shortages, rising supply

costs, escalating information technology expenditures, increasing insurance premiums and an aging infrastructure base.

Specialty hospitals are stand-alone facilities that are not located within the walls of a full-service, traditional hospital. Specialty hospitals are licensed to perform both outpatient procedures and surgical procedures that may require hospitalization for more than 24 hours, commonly referred to as "inpatient procedures". In the State of Texas, specialty hospitals are subject to the same licensing requirements as traditional hospitals. As a result, while specialty hospitals generally only offer procedures on a scheduled basis, they are also required to offer emergency room facilities.

Ambulatory surgery centres, such as the Northstar ASCs, offer an alternative to the institutional setting of a traditional or specialty hospital for scheduled (as opposed to emergency) surgical procedures. Typically, unlike traditional or specialty hospitals, ASCs are licensed only to perform surgical procedures that do not require hospitalization for more than 24 hours. Consequently, ASCs do not schedule patients for procedures that require overnight stays. These procedures are commonly referred to as "outpatient procedures". ASCs generally focus on one or more clinical specialties such as orthopedics, ophthalmology, pain management, ENT, endoscopy, colonoscopy, podiatry, women's health and other general surgical procedures. By focusing on a high volume of a limited number of specialized procedures, physicians and staff at ASCs develop routines that increase their productivity and, as a result, generally offer improved quality of care at a lower cost to the facility than traditional hospitals.

Growth of the ASC Industry

According to the Federated Ambulatory Surgery Association, the number of outpatient surgery cases performed in ASCs increased more than 200% from 2.3 million in 1990 to more than 7 million in 2005. Also, according to the Federated Ambulatory Surgery Association, in 2005, ASCs in the United States performed more than 12 million procedures. According to a March 2006 Medicare Payment Advisory Commission report, between 1999 and 2005, the number of Medicare-certified ASCs increased from 2,786 to 4,506, an increase of 62%. As illustrated by the chart below, the percentage of surgeries performed in outpatient settings (such as ASCs) compared to traditional and specialty hospitals has increased substantially over the last 25 years.

Inpatient vs. Outpatient Surgery Volume
1981-2005[1]



Procedures (in millions)
60
50
40
30
20
10
0
All Outpatient Settings
Hospital Inpatient
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*

Source: Avalere Health analysis of Verispan's Diagnostic Imaging Center Profiling Solution, 2004, and American Hospital Association Annual Survey data for community hospitals, 1981-2004.
(1) Year 2005 is an estimate.

Management believes that the growth in the ASC industry can be primarily attributed to the following three factors:

- *Technological Advancement.* Faster acting and more effective anaesthetics and less invasive techniques (such as arthroscopy and endoscopy) have reduced the trauma of surgeries (by, for example, eliminating the need for large incisions) and the amount of recovery time required by patients following a surgical procedure. As medical innovation continues to advance, an increasing number of procedures are expected to be suitable for the ASC setting.

- *Lower Cost Alternative.* A 2005 study by The Moran Company found that claims for ASC procedures cost Medicare an average of $320 less per procedure than those performed at traditional hospitals. A surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of greater certainty in scheduling, lower facility development costs, more efficient staffing and space utilization, a specialized operating environment focused on cost containment and a reduced need for overnight or prolonged hospitalization.

- *Surgeon and Patient Preference.* ASCs provide surgeons with greater scheduling flexibility, more convenience, more consistent nursing staff and faster turnaround times between cases. In addition, management believes that patients prefer the less institutional environment, higher levels of customer service and convenience, simplified administration procedures and greater scheduling flexibility offered by ASCs.

See "Industry Overview".

Business of Northstar

The Palladium Partnership and the Kirby Partnership operate two ASCs in Houston, Texas. The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery (the "Palladium ASC") and the Kirby Surgery Center (the "Kirby ASC").

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 91 surgeons with medical staff privileges. See "— Description of the Northstar ASCs".

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ENT, pain management and general surgery. See "— Revenue Model — Case Mix".

The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth.

Management will be employed by Northstar Acquisitions L.L.C. ("Northstar Acquisitions"). In addition to owning a majority interest in and managing the Northstar ASCs, Northstar Acquisitions will also manage the Managed Centres. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue. See "Business of Northstar — Description of the Managed Centres".

Strengths of Northstar

Management believes that Northstar possesses a number of attributes that differentiate it from its competitors, which include traditional hospitals, specialty surgery centres and other ASCs. These attributes include:

- *Multi-Pronged Value Proposition for Surgeons, Patients and Payors.* The Northstar ASCs provide an environment where surgeons can deliver high-quality healthcare services and optimize their case volume. Management believes that the Northstar ASCs are run efficiently with the intention of reducing wait times for patients and providing a more comfortable setting than a traditional hospital. In addition, management believes that the Northstar ASCs are able to deliver healthcare services in a more cost-effective manner than traditional hospitals.

- *A History of Strong Financial and Operating Performance.* The Northstar ASCs have a proven track record of improved financial performance. Aggregate net patient service revenues for the Northstar Partnerships increased from approximately $20.3 million in 2004 to $45.9 million in 2006, an increase of 126%.

- *Attractive Organic Growth Prospects.* The Northstar Partnerships have significant incremental capacity for future case volume growth. Management believes that the Northstar ASCs are operating significantly below an optimal level of capacity.

- *Target-Rich Environment in ASC Space.* According to the Foundation for Ambulatory Surgery in America, there are currently more than 4,600 ASCs in the United States. The ASC industry is highly fragmented, with the top seven players collectively representing only approximately 15% of the total market. Management has implemented a selective acquisition strategy to support future growth. Management intends to actively search for potential ASC acquisitions that could enhance Northstar's growth strategy.

- *Surgeon Ownership.* The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. This ownership structure gives the Physician Limited Partners of each ASC a significant on-going financial interest in the success of that Northstar ASC.

- *Favourable Payor Mix.* In 2006, approximately 99% of the Northstar Partnerships' collected revenues came from private (or non-government) payor sources, with the remaining 1% coming from Medicare and Medicaid. Management believes that Northstar's focus on private payor sources will result in Northstar being less susceptible to risks associated with changes to government pay programs. The following chart illustrates the payor mix for the Northstar Partnerships for each of the past three years:

Net Patient Service Revenues[1] – Payor Sources


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006 (1)
■ Private Insurance & Other Private Pay
□ Workers Compensation
□ Medicare/Medicaid

(1) Unaudited.

- *Geographic Focus in the Growing Houston Market.* The Northstar ASCs are located in Houston, Texas, which has a population of 4.9 million people. The Texas Medical Center, with more than five million patient visits annually and one of the highest densities in the world of clinical, basic science and medical research facilities, is located in Houston and is the largest medical district in the world. In addition, Houston is home to numerous national and multi-national companies in the energy, manufacturing, financial and service sectors, which provide private-pay health insurance coverage to their employees.

- *Experienced Management Team.* Northstar's management team will be employed by Northstar Acquisitions. Led by its Chief Executive Officer Donald L. Kramer, M.D., the management team has extensive experience in the ASC and healthcare industries and a proven track record of successfully acquiring and operating outpatient healthcare facilities. Management also has extensive knowledge of the Houston healthcare market, which management believes will assist Northstar in attracting and retaining talented surgeons in the future. Northstar's management team is primarily composed of the management team of the Palladium ASC. While at the Palladium ASC, management was responsible for the development and growth of Palladium ASC. Management will work to implement "best practices" across the current Northstar ASCs as well as ASCs acquired in the future. See "Directors, Officers and Management — Northstar Acquisitions".

Growth Strategy of Northstar

Northstar intends to implement a growth strategy that involves both organic growth, by enhancing the performance of the existing Northstar ASCs and implementing a selective acquisition strategy.

- *Organic Growth.* Management believes that, in 2006, the Northstar ASCs together operated at approximately 36% of their aggregate capacity, well below optimal levels. Management is pursuing a range of initiatives to increase the use of excess capacity at the Northstar ASCs, including implementing "best practices" of (i) identifying, attracting and retaining quality healthcare professionals; (ii) enhancing operating efficiencies; (iii) implementing effective marketing; and (iv) negotiating insurance contracts with third-party payors.

- *Growth By Acquisitions.* The ASC industry in the United States is highly fragmented, consisting of more than 4,600 facilities nationwide, with the top seven companies representing only approximately 15% of the total market. In Texas alone, there are more than 300 licensed ASCs, 60 of which are located in Houston. Given the highly fragmented market in the U.S. and in Texas, in particular, management believes that growth opportunities exist through the acquisition of additional ASCs throughout the U.S. and in Texas. Northstar plans to initially focus its acquisition strategy on the Houston ASC market, with an intent to

pursue other ASC acquisition opportunities in Texas and the United States that complement its core strategy of acquiring multiple ASCs in large, attractive metropolitan areas.

See "Business of Northstar".

Simplified Post-Closing Structure

The following chart illustrates the simplified ownership structure of Northstar upon completion of the Offering and the transactions contemplated by the Investment Agreement. See "Investment Agreement and Related Transactions".



PUBLIC INVESTORS
100% common shares
Northstar Healthcare Inc.
Healthcare Ventures, Ltd.
(1)
(1)
U.S. Holdings Entities
Management Agreement
55%(2)(3)(4)
60%(2)(5)
Palladium Partnership
Kirby Partnership
Palladium Dallas (6)
River Oaks Pain Clinic

(1) See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".
(2) Indirect ownership that includes the general partnership interest.
(3) Assuming full exercise of the Over-Allotment Option, Northstar Subco would own a 70% interest in the Palladium Partnership.
(4) The remaining 45% interest (30% if the Over-Allotment Option is exercised in full) is held by Physician Limited Partners.
(5) The remaining 40% interest is held by Physician Limited Partners.
(6) Northstar holds a right of first refusal on any future sale of The Palladium for Surgery-Dallas.

Selected Pro Forma Financial Information of the Issuer

The following table sets out selected pro forma financial information of the Issuer for the year ended December 31, 2006:

In thousands of U.S. dollars	Year Ended December 31, 2006
	(unaudited)
Net patient service revenues	$ 45,919
Net income	28,704
Adjustments to net income:	
Interest expense	234
Depreciation	1,150
Existing management fee [1]	1,824
Insurance expense [2]	1,871
Management Fee on Managed Centres[3]	360
Incremental general, administrative and other expenses of Northstar Acquisitions[4]	(2,237)
Incremental general, administrative and other expenses of the Issuer[5]	(853)
EBITDA[6]	$ 31,053
EBITDA margin[7]	67.6%
Minority interest of the Physician Limited Partners[8]	(13,248)
Distributions to Ventures[9]	(1,135)
EBITDA[6] net of minority interest of the Physician Limited Partners and distributions to Ventures	$ 16,670
EBITDA margin [7] net of minority interest of the Physician Limited Partners and distributions to Ventures	36.3%

Notes:

(1) The Palladium Partnership currently pays a management fee equal to 10% of net collected revenues.

(2) The Palladium Partnership has paid property and casualty insurance premiums to insurance companies affiliated with two of its Physician Limited Partners and a spouse.

(3) Northstar Acquisitions will earn a management fee from the Managed Centres equal to 10.0% of their net collected revenues.

(4) Represents management's estimate of maintenance capital expenditures (including principal repayments of capital leases) for the foreseeable future based upon estimated capital expenditures for the current fiscal year and historical levels.

(5) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(6) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(7) Margins are expressed as a percentage of net patient service revenues.

(8) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(9) Includes $● of estimated distributions on the Subco Class B Units and $● of estimated distributions on the Acquisitions Class B Units.

Selected Financial Information of the Northstar Partnerships

The following table sets out selected historical combined financial information of the Northstar Partnerships for the periods indicated:

In thousands of U.S. dollars	Year Ended December 31,		
	2006	2005	2004
	(unaudited)		
Net patient service revenues	$ 45,919	$ 35,148	$ 20,320
Net income	28,704	21,254	12,400
Adjustments to net income			
Interest expense	234	286	212
Depreciation and amortization	1,150	982	615
EBITDA[1]	30,087	22,523	13,227
EBITDA margin[2]	65.5%	64.1%	65.1%

	Year Ended December 31,		
	2006	2005	2004
	(unaudited)		
Net patient service revenues			
Palladium Partnership	$ 25,138	$ 18,344	$ 9,578
Kirby Partnership	20,781	16,804	10,742
Total	45,919	35,148	20,320
Expenses[3]			
Palladium Partnership	9,556	6,919	3,859
Kirby Partnership	7,659	6,975	4,061
Total	17,215	13,894	7,920
Net Income			
Palladium Partnership	15,582	11,425	5,719
Kirby Partnership	13,122	9,829	6,681
Total	$ 28,704	$ 21,254	$ 12,400

Notes:

(1) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(2) Margins are expressed as a percentage of net patient service revenues.

(3) Consists of operating expenses and interest expense.

THE OFFERING

Offering:	● Common Shares, by way of a treasury offering.
Price:	Cdn $● per Common Share (the "Offering Price").
Issue Size:	Cdn $●.
Shares Outstanding After This Offering:	● Common Shares.
Over-Allotment Option:	The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part at any time up to 30 days after Closing to purchase up to an additional ● Common Shares at a price of C$● per Common Share solely to cover over-allotments, if any, and for market stabilization purposes. See "Plan of Distribution".
Use of Proceeds:	The net proceeds of the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be $●. The Issuer will use such proceeds to indirectly acquire all of the Subco Class A Units and Subco Preferred Units. Northstar Subco will use a portion of these proceeds to indirectly acquire a 55% partnership interest in the Palladium Partnership and a 60% partnership interest in the Kirby Partnership. Net proceeds received by the Issuer from the exercise of the Over-Allotment Option will be used to purchase an additional interest in the Palladium Partnership, resulting in Northstar Subco indirectly owning a 70% interest in the Palladium Partnership. See "Investment Agreement and Related Transactions" and "Use of Proceeds".
Dividend Policy:	Upon Closing, the Board of Directors intends to adopt a dividend policy providing for the payment, subject to applicable law and the terms of any then existing indebtedness, of regular ● dividends on each of its Common Shares in the aggregate annual amount of Cdn $● per share. The first such dividend for the period from the Closing to ●, 2007 is expected to be paid on or before ●, 2007 and is estimated to be Cdn $● per Common Share (assuming that the Closing occurs on ●, 2007). Subsequent regular dividends in the estimated amount of Cdn $● per Common Share are anticipated to be paid each ● thereafter commencing ●, 2007. However, the Board of Directors may, in its discretion, modify or repeal this dividend policy at any time. We cannot assure you that we will pay dividends at this level in the future or at all. See "Dividend Policy".
Retained Interest	Upon Closing, Ventures will own all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive distributions from Northstar Subco, after the prior entitlement of the Subco Preferred Units has been satisfied, on a *pro rata* basis with the holders of Subco Class A Units, subject to certain distribution deferral arrangements with Ventures. See "Retained Interest". In addition, Ventures will also hold an interest in Northstar Acquisitions, which entitles Ventures to ●% of all management fees earned by Northstar Acquisitions. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships". Ventures has the right to request that Northstar Subco enter into good faith negotiations to repurchase or cancel all or a portion of its Subco Class B Units for cash in certain specified circumstances. Northstar Subco also has the right to repurchase for cash a portion of the Subco Class B Units for cancellation at fair market value in certain specified circumstances. See "Retained Interest — Repurchase Events" and "Investment Agreement and Related Transactions". Upon a repurchase or redemption of Subco Class B Units, there will be a corresponding decrease in Ventures' economic interest in Northstar Acquisitions. See "Northstar Acquisitions — Share Capital".

Voting Rights:	Each outstanding Common Share carries one vote and, subject to applicable law, the holders of Common Shares vote as a class on all matters presented to the shareholders for a vote.
Risk Factors:	Prospective purchasers should carefully review and evaluate certain risk factors relating to an investment in the Common Shares, including: we are subject to general business risks in the ASC industry; we depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs; we depend on our surgeons and other key personnel; our business is not diversified; we face significant competition from other healthcare providers; we are subject to regulation; we may be unable to implement our organic growth strategy; we may be unable to implement our acquisition strategy; we may incur unexpected, material liabilities as a result of acquiring ASCs; as a healthcare provider, we are subject to professional liability claims both directly and vicariously through the alleged malpractice of members of our medical staff; we rely on technology; we will be subject to rising costs; we depend on referrals; we may be subject to changes in current law or the enactment of future legislation; we may face a shortage of nurses; our ability to pay dividends is dependent on Northstar Acquisitions, which ultimately is dependent upon the Northstar ASCs; we will not have control of the day-to-day medical and certain other affairs of the Northstar ASCs; distribution of all available cash may restrict potential growth of us and the Northstar ASCs; payment of dividends is not guaranteed; exchange rate fluctuations may impact the amount of cash available to be paid out as dividends; substantial indebtedness could negatively impact our business; future issuances of common shares could result in dilution; there are limitations on enforcement of certain civil judgments by Canadian investors; we are subject to Canadian and United States tax laws; the United States Internal Revenue Service may challenge the characterization of the Repurchase Agreement as a financing transaction; Northstar Holdco may not be able to deduct all of the dividend payments made on the Acquisitions Class A Units for United States federal income tax purposes; the non-solicitation and non-competition agreements of the existing partners may not be enforceable; there may exist potential conflicts of interest; and there may be limitations on the enforcement of our rights against Ventures. See "Risk Factors".

THE ISSUER

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly own an interest in two ASCs in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and a pain management clinic in Houston (together, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, the Issuer will indirectly hold a ●% interest in the Palladium Partnership and a ●% interest in the Kirby Partnership. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will indirectly hold a ●% interest in the Palladium Partnership and a ●% interest in the Kirby Partnership. The balance of the limited partnership interests in each Northstar Partnership will be held by surgeons and management. See "Investment Agreement and Related Transactions" and "Use of Proceeds".

INDUSTRY OVERVIEW

Overview of the U.S. Healthcare Market

The United States is the world's largest market for healthcare services. As illustrated by the chart below, total annual U.S. healthcare expenditures are projected by CMS to increase from $2.17 trillion in 2006 to $2.88 trillion in 2010, with annual increases expected to average approximately 7% compared with overall inflation expected during this same period of 3.6% annually.

U.S. Healthcare Expenditures
1980-2015(1)


4500
4000
3500
3000
2500
2000
1500
1000
500
0
$ (billions
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year

Source: CMS

(1) Years 2006 - 2015 are projections.

Health Insurance

Healthcare services in the United States are largely paid for by a combination of public and private payors. Approximately 85% of the population has access to some level of health insurance, which includes both publicly funded health insurance plans and private health insurance plans.

Publicly-funded health insurance plans include: Medicare, generally available to persons over 65 years of age; Medicaid, generally available to low-income persons; and other specialty programs for the armed forces, federal employees and various other groups. Medicare is administered and financed by the U.S. federal government, while Medicaid is administered largely at the state level, with financial support coming from the federal government.

Private health insurance in the United States is dominated by third-party payor coverage generally obtained through the workplace. These plans typically provide comprehensive healthcare services to insureds and offer financial incentives for patients to use healthcare providers associated with such plans.

Public and private insurance plans cover a portion of the cost of healthcare services performed at associated facilities and generally require a co-payment, deductible and/or coinsurance to be paid by or on behalf of the patient. These payments typically represent a relatively small portion of the overall cost of the healthcare service. The chart below illustrates the increased role of private payors in U.S. health expenditures during the past 25 years.

Distribution of U.S. Health Expenditures by Source of Payment for 1980, 1990, and 2005(1)


60%
50%
40%
30%
20%
10%
0%
1980
1990
2005
Medicare/Medicaid
Other Government
Out of Pocket
Other Private and Private Insurance

Source: CMS

(1) CMS completed a benchmark revision in 2006, introducing changes in methods, definitions and source data. For more information on this revision, see http://www.cms.hhs.gov/NationalHealthExpendData.

Surgical Facilities

During the past 20 years, there has been a steady increase in the number of surgical procedures performed in the United States, with technological advances, well-informed consumers and increasing life expectancy driving demand. Throughout the 1970s, traditional hospitals had been the dominant providers of surgical procedures in the United States. However, continued advancements in medical techniques, equipment and anaesthesia have reduced the invasiveness of many surgical procedures, making them safer and more effective. Management believes that this is the primary reason that the number of surgical procedures performed in alternative surgical settings, such as specialty hospitals and ASCs has increased significantly in recent years, greatly exceeding the number of both cases and procedures performed in the traditional hospital setting.

Generally, traditional hospitals have the equipment, infrastructure and staffing to perform the most complex and invasive surgeries. They typically offer a complete range of healthcare services including general surgery, intensive care, acute care, obstetrics, imaging and diagnostic procedures, clinical laboratory and pharmacy services and emergency procedures. As a result of the wide range of services offered, traditional hospitals typically have greater capital, infrastructure and staffing requirements than alternative surgical facilities. In recent years, traditional hospitals have faced a number of challenges, including reimbursement pressures, nursing shortages, rising supply costs, escalating information technology expenditures, increasing insurance premiums and an aging infrastructure base.

Specialty hospitals are stand-alone facilities that are not located within the walls of a full-service, traditional hospital. Specialty hospitals are licensed to perform both outpatient procedures and surgical procedures that may require hospitalization for more than 24 hours, commonly referred to as "inpatient procedures". In the State of Texas, specialty hospitals are subject to the same licensing requirements as traditional hospitals. As a result, while specialty hospitals generally only offer procedures on a scheduled basis, they are also required to offer emergency room facilities.

Ambulatory surgery centres, such as the Northstar ASCs, offer an alternative to the institutional setting of a traditional or specialty hospital for scheduled (as opposed to emergency) surgical procedures. Typically, unlike traditional or specialty hospitals, ASCs are licensed only to perform surgical procedures that do not require hospitalization for more than 24 hours. Consequently, ASCs do not schedule patients for procedures that require overnight stays. These procedures are commonly referred to as "outpatient procedures". ASCs generally focus on one or more clinical specialties such as orthopedics, ophthalmology, pain management, ENT, endoscopy, colonoscopy, podiatry, women's health and other general surgical procedures. By focusing on a high volume of a limited number of specialized procedures, physicians and staff at ASCs develop routines that increase their productivity and, as a result, generally offer improved quality of care at a lower cost than traditional hospitals.

Growth of the ASC Industry

According to the Federated Ambulatory Surgery Association, the number of outpatient surgery cases performed in ASCs increased more than 200% from 2.3 million in 1990 to more than 7 million in 2005. According to the Federated Ambulatory Surgery Association, in 2005, ASCs in the United States performed more than 12 million procedures. According to a March 2006 Medicare Payment Advisory Commission report, between 1999 and 2005, the number of Medicare-certified ASCs increased from 2,786 to 4,506, an increase of 62%. As illustrated by the chart below, the percentage of surgeries performed in outpatient settings (such as ASCs) compared to traditional and specialty hospitals has increased substantially over the last 25 years.

Inpatient vs. Outpatient Surgery Volume
1981-2005(1)



60
50
40
30
20
10
0
Procedures (in millions)
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
All Outpatient Settings
Hospital Inpatient

Source: Avalere Health analysis of Verispan's Diagnostic Imaging Center Profiling Solution, 2004, and American Hospital Association Annual Survey data for community hospitals, 1981-2004.
(1) Year 2005 is an estimate.

Management believes that the growth in the ASC industry can be primarily attributed to the following three factors:

- *Technological Advancement.* Changes in technology have made it increasingly practical to perform a growing range of procedures in ASCs. Faster acting and more effective anaesthetics and less invasive techniques (such as arthroscopy and endoscopy) have reduced the trauma of surgeries (by, for example, eliminating the need for large incisions) and the amount of recovery time required by patients following a surgical procedure. As medical innovation continues to advance, an increasing number of procedures are expected to be suitable for the ASC setting.

- *Lower Cost Alternative.* A 2005 study by The Moran Company found that claims for ASC procedures cost Medicare an average of $320 less per procedure than those performed at traditional hospitals. In addition, The Foundation for Ambulatory Surgery in America reported that in 2005, the choice of ASCs over traditional hospitals to perform certain procedures covered by Medicare resulted in savings to the Medicare program of $1.1 billion in that year. A surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of greater certainty in scheduling, lower facility development costs, more efficient staffing and space utilization, a specialized operating environment focused on cost containment and a reduced need for overnight or prolonged hospitalization.

- *Surgeon and Patient Preference.* ASCs provide surgeons with greater scheduling flexibility, more convenience, more consistent nursing staff and faster turnaround times between cases. Procedures at ASCs are of a non-emergency, elective nature, thereby allowing procedures to be scheduled without interruption by another doctor's emergency surgery in the operating suite. In addition, management believes that patients prefer the less institutional environment, higher levels of customer service and convenience, simplified administration procedures and greater scheduling flexibility offered by ASCs.

BUSINESS OF NORTHSTAR

Business Overview

The Palladium Partnership and the Kirby Partnership operate two ASCs in Houston, Texas. The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery (the "Palladium ASC") and the Kirby Surgery Center (the "Kirby ASC").

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 91 surgeons with medical staff privileges. See "— Description of the Northstar ASCs".

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ENT, pain management and general surgery. See "— Revenue Model — Case Mix".

The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand the asset base and increase dividends through selective acquisitions and organic growth.

Management will be employed by Northstar Acquisitions L.L.C. ("Northstar Acquisitions"). In addition to owning a majority interest in and managing the Northstar ASCs, Northstar Acquisitions will also manage the Managed Centres. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue. See "— Description of the Managed Centres".

Strengths of Northstar

Management believes that Northstar possesses a number of attributes that differentiate it from its competitors, which include traditional hospitals, specialty surgery centres and other ASCs. These attributes include:

Multi-Pronged Value Proposition for Surgeons, Patients and Payors

The Northstar ASCs provide an environment where surgeons can deliver high-quality healthcare services and optimize their case volume. Management believes that the Northstar ASCs are run efficiently with the intention of reducing wait times for patients and providing a more comfortable setting than a traditional hospital. In addition, management believes that the Northstar ASCs are able to deliver healthcare services in a more cost-effective manner than traditional hospitals.

A History of Strong Financial and Operating Performance

The Northstar ASCs have a proven track record of improved financial performance. Aggregate net patient service revenues for the Northstar Partnerships increased from approximately $20.3 million in 2004 to $45.9 million in 2006, an increase of 126%. Aggregate EBITDA for the Northstar Partnerships increased from approximately $13.2 million in 2004 to $30.1 million in 2006, an increase of 128%. In addition, management believes the Northstar ASCs have shown an ability to implement clinical and administrative procedures to maximize efficiency and surgeon productivity. By successfully executing a business strategy that emphasizes surgeon and patient satisfaction and operating efficiencies, the Northstar Partnerships have experienced strong and consistent historical growth in net patient service revenues and profitability.

Attractive Organic Growth Prospects

The Northstar Partnerships have significant incremental capacity for future case volume growth. As illustrated by the table below, management believes that the Northstar ASCs are operating significantly below optimal capacity. However, there are a number of factors that affect an ASC's ability to operate at 100% capacity,

including the preference by patients to schedule surgeries at certain times and on certain days of the week. Another factor is the limited number of pre- and post-operative beds to care for patients before and after surgery. In addition, factors such as physician and patient schedules, extended surgery time that may be needed for procedures and availability of clinical staff also affect an ASC's ability to operate at 100% capacity. See "Growth Strategies — Organic Growth".

ASC	% of Capacity
Palladium	44%
Kirby	29%
Total	36%(1)

(1) Weighted average total based on the number of operating and procedure rooms.

Target-Rich Environment in ASC Space

According to the Foundation for Ambulatory Surgery in America, there are currently more than 4,600 ASCs in the United States. The ASC industry is highly fragmented, with the top seven players collectively representing only approximately 15% of the total market. Northstar represents an attractive platform for surgeon-owned ASCs, as it possesses experienced management and significant resources. Management has implemented a selective acquisition strategy to support future growth. See "Growth Strategy — Growth by Acquisitions".

Surgeon Ownership

The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. This ownership structure gives the Physician Limited Partners of each ASC a significant on-going financial interest in the success of that Northstar ASC. Additionally, the Physician Limited Partners, who in 2006 collectively handled approximately 63.2% of the cases at the Northstar ASCs, have continuing contractual obligations relating to performance under the Partnership Agreements.

Favourable Payor Mix

In 2006, approximately 99% of the Northstar Partnerships' collected revenues came from private (or non-government) payor sources, with the remaining 1% coming from Medicare and Medicaid. Management believes that Northstar's focus on private payor sources will result in Northstar being less susceptible to risks associated with changes to government pay programs. The following chart illustrates the payor mix for the Northstar Partnerships for each of the past three years:

Net Patient Service Revenues[1] – Payor Sources


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006 (1)
Private Insurance & Other Private Pay
Workers Compensation
Medicare/Medicaid

(1) Unaudited.

Geographic Focus in the Growing Houston Market

The Northstar ASCs are located in Houston, Texas, which has a population of 4.9 million people. The city of Houston, the fourth largest city in the United States, has experienced average annual population growth of 2.96% since 2000. The city of Houston is recognized throughout the world for its advances in healthcare and health services and accordingly draws patients from an ever broader geographic area. The Texas Medical Center, with more than five million patient visits annually and one of the highest densities in the world of clinical, basic science and medical research facilities, is the largest medical district in the world. Located within a few miles of the Northstar ASCs, the Texas Medical Center contains 42 medical-related institutions, 13 hospitals, and two medical schools with a steady supply of new surgeons. In addition, Houston is home to numerous national and multi-national companies in the energy, manufacturing, financial and service sectors, which provide private-pay health insurance coverage to their employees.

Experienced Management Team

Management will be employed by Northstar Acquisitions. Northstar's management team, led by its Chief Executive Officer Donald Kramer, M.D., has extensive experience in the ASC and healthcare industries and a proven track record of successfully acquiring and operating outpatient healthcare facilities. Management also has extensive knowledge of the Houston healthcare market, which management believes will assist Northstar in attracting and retaining talented surgeons in the future. Northstar's management team is primarily composed of the management team of the Palladium ASC. While at the Palladium ASC, management was responsible for the development and growth of Palladium ASC. For example, net patient service revenues of the Palladium Partnership grew from approximately $9.6 million in 2004 to over $25.1 million in 2006. Management will work to implement "best practices" across the Northstar ASCs as well as any other ASCs acquired in the future. See "Directors, Officers and Management — Northstar Acquisitions".

Growth Strategy of Northstar

Northstar intends to implement a growth strategy that involves both organic growth, by enhancing the performance of the existing Northstar ASCs and implementing a selective acquisition strategy.

Organic Growth

Management believes that, in 2006, the Northstar ASCs collectively operated at approximately 36% of their aggregate capacity, which is well below optional capacity. Management is pursuing a range of initiatives to increase the use of excess capacity at the Northstar ASCs. These initiatives will primarily consist of implementing "best practices" across the Northstar ASCs and any other ASCs to be acquired in the future. These best practices include:

Identifying, Attracting and Retaining Quality Healthcare Professionals

Management believes that high-quality surgeons will continue to be attracted to the Northstar ASCs because of the Northstar ASCs' commitment to excellent care and personalized service for patients. Management also believes that the skill and reputation of the Northstar ASCs' surgical staff, a number of whom are designated physicians for professional sports teams, will assist the Northstar ASCs in continuing to attract other high-quality, active surgeons and other healthcare professionals. In addition, the Northstar ASCs have shown an ability to implement staffing, scheduling and clinical systems and protocols that increase surgeon productivity and promote their professional and financial success. Management believes this focus on surgeons, combined with a commitment to providing quality healthcare in a friendly and convenient environment for patients, will continue to increase the number of procedures performed at the Northstar ASCs.

Management intends to continue to focus its physician recruitment efforts on the specialties and surgeons that would generate significant revenue for the Northstar ASCs. The large number of community-based physician practices in Houston provide a significant talent pool from which Northstar can recruit capable surgeons. Moreover, Houston's Texas Medical Center, with its two medical schools and 14 hospitals, is one of the world's largest physician training centres. Upon completion of their training, many physicians trained at the Texas Medical Center choose to continue living and working in Houston due to its rapidly growing population base, attractive demographics and quality of life considerations.

During the past three years, Palladium ASC has experienced significant organic growth due in part to an increased number of procedures being performed by surgeons who are not Physician Limited Partners. Management intends to continue attracting surgeons who are not Physician Limited Partners to perform procedures at the Northstar ASCs to increase growth without diluting the equity interests of existing Physician Limited Partners.

Enhancing Operating Efficiencies

The clinical and operational procedures in place at the Northstar ASCs are designed to maximize operational efficiencies. For example, Palladium ASC has now implemented an electronic billing system that management believes has significantly reduced payment cycles. Also, by focusing on a limited number of specialized procedures, the Northstar ASCs are able to develop and implement clinical and administrative best practices that enhance surgeon productivity. Each Northstar ASC will continue to refine its case mix to enhance its operating efficiency. Management will be responsible for identifying and achieving potential synergies among the Northstar ASCs, including the implementation of best practices, benchmarking, strategic planning, standardizing reporting and information systems, equipment and supplies, and participating in group purchasing programs.

Implementing Effective Marketing

A range of targeted marketing programs have resulted in significant organic growth at the Palladium ASC. For example, Palladium ASC has successfully marketed pediatric procedures (such as tonsillectomies and tubes for children's ears) for Saturday time slots to better accommodate working parents. In addition, Palladium ASC is implementing and marketing Saturday morning colonoscopies, which will provide patients with ample recovery time with minimal absence from work. Under the banner of "Sinus Center of Houston", Palladium ASC has implemented a joint advertising campaign directed at patients in need of sinus surgery. The costs of such program are shared with Palladium ASC's head and neck surgeons. Northstar intends to implement similar creative marketing and surgical practice innovations, tailored to the particular specialties of each Northstar ASC.

Implementing Physician Training Programs

The Northstar ASCs offer physician training programs to help promote the long-term financial success of the Northstar ASCs. For example, over the past three years, Palladium ASC has successfully trained more than 10 primary-care physicians to perform pain management injection procedures. These trained physicians are now able to treat their own patients at Palladium ASC rather than referring them to pain management specialists who perform procedures at unrelated ASCs. Currently, more than 30% of the pain management cases at Palladium ASC are performed by physicians who have completed their training at Palladium ASC. Additionally, Palladium ASC is a primary pain management training site for the two Houston medical schools. It also hosts medical students, physician residents and physician fellows on a rotating basis. Training programs have served as a useful recruitment

tool for Palladium ASC and have helped build its reputation in the Houston market. Management intends to expand training programs across each of the Northstar ASCs.

Negotiating Insurance Contracts With Third-Party Payors

The Northstar ASCs may choose to offer insurance companies contracted discounts in order to increase patient volumes from such insurers. Management has significant experience in negotiating favourable rates with these payors.

Growth By Acquisitions

The ASC industry in the United States is highly fragmented, consisting of more than 4,600 facilities nationwide, with the top seven companies representing only approximately 15% of the total market:

Major For-Profit ASC Participants in the United States

ASC Company	No. of ASCs	Estimated Market Share
Healthsouth Corp.	153	3.4%
Amsurg Corp.	153	3.4%
United Surgical Partners International, Inc.	128	2.8%
HCA, Inc.	92	2.0%
Nueterra Healthcare, LLC	70	1.6%
Symbion, Inc.	62	1.4%
SurgCenter Development	43	1.0%

Source: The ASC Sector Survey published by Deutsche Bank Securities, Inc. on October 6, 2006.

In Texas alone, there are more than 300 licensed ASCs, 60 of which are located in Houston. Given the highly fragmented market in the U.S. and in Texas, in particular, management believes that growth opportunities exist through the acquisition of additional ASCs. Northstar plans to initially focus its acquisition strategy on the Houston ASC market, with an intent to pursue other ASC acquisition opportunities in Texas and possibly other parts of the United States that complement its core strategy of acquiring multiple ASCs in large, attractive metropolitan areas.

When evaluating an acquisition target, Northstar will examine numerous criteria, including its growth potential in terms of revenues and cash flows, margins, potential for synergies, competition in and size of the local market, case mix, payor mix, quality of surgeon partners, ability to negotiate contracts with local managed care organizations, and licensing and other regulatory considerations. Among other sources, management intends to use industry contacts to identify, contact and develop potential acquisition candidates.

Upon identifying an acquisition target, Northstar will conduct financial, legal, facilities, operational, and systems audits of such target and will conduct interviews with the target's management, affiliated surgeons and staff. Once an ASC is acquired, management will focus on upgrading marketing activities, systems and protocols to increase profitability.

Management intends to actively search for potential ASC acquisitions that could enhance Northstar's growth strategy. To assist in executing its acquisition strategy, Stewart A. Feldman, who has more than 25 years experience in acquisitions and sales in a variety of industries, including healthcare, and his affiliate, Capstone Associated Services, Ltd. (collectively, "CAS") will make their advisory expertise available exclusively to Northstar for a five-year period, renewable for further such periods unless either Northstar or CAS terminate with 12 months notice prior to expiry. CAS will agree not to compete with Northstar in the ambulatory surgery business during the term of this arrangement but Northstar will not be required to pursue any opportunity recommended by CAS or to retain CAS to advise on any transaction. If Northstar completes an acquisition or sale identified by CAS or retains CAS to advise on a transaction that is successfully completed, then CAS will be entitled to a customary advisory fee based on enterprise value. This arrangement will apply to a number of potential opportunities that are in various stages of evaluation by Northstar. Although management believes that certain of these opportunities may lead to

future acquisitions, there is no assurance that Northstar will pursue or enter into any future transaction that it is presently evaluating.

Description of the Northstar ASCs

The following table sets forth information regarding each of the Northstar ASCs as of December 31, 2006 and percentage of net collected revenues attributed to Physician Limited Partners for the year ended December 31, 2006.

ASC	Surgical Suites	Treatment Rooms	Pre-Op Beds	Post-Op Beds	Active Surgeons with Medical Privileges	No. of Physician Limited Partners	Percentage of Net Collected Revenues[1] Attributed to Physician Limited Partners
Palladium	3	2	7	9	80	5	32.8%
Kirby	4	1	5	8	11	10	100%
Total	7	3	12	17	91	15	-

(1) Net Collected Revenue (in thousands of U.S. Dollars) refers to the net patient service revenues actually collected in a calendar year.

Palladium ASC

Palladium ASC is located at 4120 Southwest Freeway, 2nd Floor, in Houston, Texas, less than one mile from the world famous Galleria shopping and office complex, within minutes of the Texas Medical Center and just east of the busiest intersection in Texas. Operations began in December 2003 and, as of January 1, 2007, 80 surgeons had staff privileges at Palladium ASC with specialties in pain management, ENT, podiatry, orthopedics, general surgery, gastro-intestinal and chiropractic medicine.

The 14,875 sq. ft. facility is currently leased from a third-party at an average rental rate of $31,962 per month. The lease has an initial term that ends in 2013 with two five-year renewal options and is currently in good standing. Palladium ASC is owned by the Palladium Partnership. On Closing, Northstar Acquisitions will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) while the remaining 45% (30% if the Over-Allotment Option is exercised in full) will be owned by Palladium's Physician Limited Partners.

Kirby ASC

Kirby ASC is located at 9300 Kirby Drive, in Houston, Texas, approximately four miles from downtown Houston. Operations began in June 2003 and, as of January 1, 2007, 11 surgeons had staff privileges with specialties in pain management, ENT, orthopedics, and general surgery.

The 11,000 sq. ft. facility is leased from a third-party at an average rental rate of $10,670 per month through June 2007, and $11,770 thereafter. The lease has an initial term that ends in 2014 and is currently in good standing. Kirby ASC is owned by the Kirby Partnership. On Closing, Northstar Acquisitions will indirectly hold a 60% interest in the Kirby Partnership while the remaining 40% will be owned by Kirby's Physician Limited Partners.

Description of the Managed Centres

In addition to owning and operating the Northstar ASC's, Northstar Acquisitions will provide management services to the Managed Centres, which initially are the Palladium for Surgery – Dallas and River Oaks Pain Management.

The Palladium for Surgery - Dallas is located at 5920 Forest Park, Suite 700, in Dallas, Texas. Operations began in 2005 and, as of January 1, 2007, 28 surgeons had staff privileges with specialties in pain management, ENT, orthopedics and general surgery.

River Oaks Pain Management consists of three pain management centres located at (i) 4120 Southwest Freeway, Suite 230 in Houston, Texas, (ii) 20202 Highway 59 North, Suite 300 in Humble, Texas, and (iii) 4721 Garth Road, Suite A-100, in Baytown, Texas.

The Managed Centres are managed by Northstar Acquisitions pursuant to a management agreement. The management agreement provides for a management fee of 10% of net collected revenues. The management agreement has a term of five years and is renewed automatically. Northstar has a right of first refusal to acquire The Palladium for Surgery - Dallas.

Northstar Acquisitions may, from time to time, also provide management services to individual physician practices.

Revenue Model

Overview

Revenues earned by the Northstar ASCs vary depending on the surgical procedure performed. For every medical procedure performed there are usually three separately invoiced patient billings:

- the surgical centre fee for the use of infrastructure, surgical equipment, nursing staff, non-surgical professional services, supplies and other support services, which is earned by the Northstar ASC;
- the surgery fee, which is separately earned, billed and collected by the surgeon performing the procedure, separate and apart from the fees charged by the Northstar ASC; and
- the anaesthesiology fee, which is separately earned, billed and collected by the anaesthesia provider, separate and apart from the fees charged by the Northstar ASC and the surgeons.

Overall revenue depends on the surgical procedure volume, case mix and payment rates of the respective payors. The following table sets out the net patient service revenues, the number of procedures performed and the net patient revenue per procedure at each of the Northstar Partnerships for the last three fiscal years:

ASC	Net Patient Service Revenues $ (in thousands)			No. of Procedures			Net Patient Service Revenues ($) per Procedure(2)		
	2006(1)	2005	2004	2006(1)	2005	2004	2006(1)	2005	2004
Palladium	$25,138	$18,344	$ 9,578	18,827	15,728	16,794	$1,335	$1,166	$ 570
Kirby	20,781	16,804	10,742	17,573	14,394	7,195	1,183	1,167	1,493
Total	$45,919	$35,148	$20,320	36,400	30,122	23,989	$1,262	$1,167	$ 847
Total Percentage Year-Over-Year Growth	30.6%	73.0%	–%	20.8%	25.6%	–%	8.1%	37.8%	–%

(1) Unaudited

(2) Calculated by dividing net patient revenues by the number of procedures.

Case Mix

The Northstar ASCs focus on a limited number of high-volume, non-emergency surgical procedures. The case mix at each Northstar ASC is a function of the clinical specialties of the surgeons on the medical staff and the equipment and infrastructure at each facility. Both of the Northstar ASCs intend to continue to refine their case mix as opportunities arise. The following table sets forth the number of procedures and the net collected revenue by medical specialty generated in 2006 and 2005 at the Northstar ASCs:

Case Mix [(1)]

Specialty	2006 Cases[(2)]	2006 Percentage of Cases[(2)]	2006 Net Collected Revenue[(3)]	2006 Percentage of Net Collected Revenue[(3)]	2005 Cases[(2)]	2005 Percentage of Cases[(2)]	2005 Net Collected Revenue[(3)]	2005 Percentage of Net Collected Revenue[(3)]
Pain Management	5,127	50.0%	$21,311	46.6%	4,582	54.2%	$16,004	45.0%
Orthopedics[(4)]	3,027	29.5%	13,969	30.5%	2,533	30.0%	14,701	41.3%
Podiatry	727	7.1%	5,111	11.2%	386	4.6%	2,345	6.6%
Gastro-intestinal / Urology	661	6.4%	716	1.6%	618	7.3%	677	1.9%
General Surgery	367	3.6%	1,240	2.7%	258	3.1%	1,372	3.9%
ENT	342	3.3%	3,433	7.5%	71	0.8%	464	1.3%
Total	10,251	100.0%	$45,780	100.0%	8,448	100.0%	$35,563	100.0%

Note:

(1) Unaudited.

(2) "Cases" refer to the type or class of surgery performed and can often consist of a number of procedures. For example, surgeries to repair three separate ligaments in a patient's knee would be considered one orthopedic case but three orthopedic procedures.

(3) Net Collected Revenue (in thousands of U.S. Dollars) refers to the net patient service revenues actually collected in a calendar year.

(4) Includes chiropractic cases.

Payor Mix

The Northstar ASCs receive payments for surgical procedures and related services from private health insurance plans, workers' compensation, directly from patients and from government payor plans. A substantial portion (99%) of net patient service revenues generated by the Northstar ASCs is based on payments received from private (non-government) insurance plans. The Northstar ASCs receive a relatively small amount of revenue (approximately 1%) from Medicare or Medicaid procedures. The Northstar ASCs also receive a relatively small portion of their revenue directly from uninsured patients, who pay out of pocket for the services they receive. However, insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and coinsurance obligations has increased in recent years but does not represent a material component of the revenue generated by the Northstar Partnerships. See "Strengths of Northstar — Favourable Payor Mix".

Sources of Surgical Centre Fees

The surgical centre fees of the Northstar ASCs are generated by the Physician Limited Partners and the other surgeons who practice at the Northstar ASCs. These surgical centre fees are billed and collected directly by the Northstar Partnerships. In addition, however, the Northstar ASCs may individually from time to time enter into lease or "use" arrangements with other surgeons to perform procedures for a pre-negotiated fee. The procedures are often booked and completed on an ad hoc basis, depending on the availability of space and staff. The fee models for these use arrangements can vary, but are generally structured as a percentage (usually 40% to 50%) of the surgical centre fee. In these arrangements, the surgical centre fee is generally collected by the surgeon performing the procedure, who then remits the "use" or "lease" fee to the applicable Northstar ASC. In addition to providing the Northstar ASCs with an additional source of revenue, management believes that these alternative use arrangements help the Northstar ASCs attract and evaluate future Physician Limited Partners and increase the overall usage of the centres' capacity. Surgeons with an ownership interest in the Northstar Partnerships are not permitted to lease space in the Northstar ASCs.

Management and Employees

Northstar Acquisitions will be responsible for managing all operational, financial, credentialing, licensing, marketing and strategic initiatives of the Northstar ASCs, either directly or indirectly through the management of the employees of individual Northstar ASCs. This includes surgeon recruitment and accreditation, facilities management and maintenance, administrative and human resources functions and all financial matters including approving third-party payor arrangements and personnel.

Each of the Northstar ASCs has a medical director who is appointed by the Northstar Partnerships' respective Medical Boards. The staff of each Northstar ASC generally includes registered nurses, operating room technicians, radiology technicians and clerical and other support staff. Surgeons and other doctors who practice at the Northstar ASCs are not considered staff or employees. None of the Northstar ASCs' employees are represented by a collective bargaining agreement. Management believes that each Northstar ASC has a good relationship with its employees and each offers its employees a competitive compensation package. A summary of the staffing profile of each Northstar ASC is provided in the table below:

	Full-Time Equivalents		
ASC	Clinical	Non-Clinical	Totals
Palladium	17	14	31
Kirby	24	12	36
Totals	**41**	**26**	**67**

Note: Surgeons, podiatrists and other non-partner surgeons facilities utilizers are excluded from this table.

Management believes that the Northstar ASCs have had a high degree of surgeon, nursing and administrative staff retention as a result of the quality of services delivered and focus on both employee and patient satisfaction. Management also believes that the Northstar ASCs provide a less institutionalized work environment than traditional hospitals and improved working conditions for both nurses and staff.

Competitive Environment

Within the Houston market, the Northstar ASCs currently compete with traditional hospitals, specialty hospitals and other ASCs to attract both surgeons and patients. Hospitals generally have an advantage over ASCs with respect to the negotiation of insurance contracts and competition for surgeons' inpatient and outpatient practices. Hospitals also offer a much broader and deeper range of medical services (enabling them to service a broader patient population) and generally have longer operating histories and greater financial resources and are better known in the general community. However, traditional hospitals have recently begun forming joint ventures with surgeons whereby the hospital manages and the hospital and surgeons own ASCs. Management believes that the Northstar ASCs are well positioned to compete for both surgeons and patients in the Houston area and other markets where Northstar may acquire ASCs in the future.

Capital Expenditures

The capital expenditures of the Northstar ASCs can be categorized into two types: (i) maintenance and (ii) growth or earnings enhancing.

Maintenance Capital Expenditures

Maintenance capital expenditures include those associated with replacing capital equipment whose useful life has been exhausted either because of wear and tear or because it is technologically outdated. Maintenance capital expenditures also include those required to maintain and upgrade existing infrastructure, including the replacement of furnishings and routine maintenance to existing building structures and the surrounding landscape. The management information systems of the Northstar ASCs must also be maintained and upgraded from time to time. Both of the Northstar ASCs have been established within the last five years and the maintenance capital expenditures to date have been relatively low, and will likely increase in the future.

Growth Capital Expenditures

Growth capital expenditures are those related to the acquisition of new equipment, expansion of existing infrastructure, such as expansion of existing building facilities and/or addition of operating suites or recovery beds, and other capital improvements. Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity. For example, in 2006 Palladium ASC was remodelled to expand and reconfigure its pre-operation area by moving Palladium ASC's management's employees out of Palladium ASC and into separate office space, creating room for three newly-created, post-operation beds that Palladium ASC previously shared with the pre-operation department.

The table below sets out the maintenance and growth capital expenditures for the Northstar ASCs for 2006:

Northstar ASC	2006 Capital Expenditures			2005 Capital Expenditures		
	Growth	Maintenance	Totals	Growth	Maintenance	Totals
Palladium	$ 674,635	$ 163,474	$ 838,109	$ 280,512	$ 56,989	$ 337,501
Kirby	293,525	294,788	588,313	-	170,040	170,040
Totals	**$ 968,160**	**$ 458,262**	**$ 1,426,422**	**$ 280,512**	**$ 227,029**	**$ 507,541**

Outlook

Maintenance capital expenditures for the Northstar Partnerships have averaged approximately $263,000 per year during each of the past three years. Management believes that $● represents a conservative estimate of the annual maintenance capital expenditures required for the foreseeable future to sustain the current productive capacity and use of the infrastructure and equipment of the Northstar ASCs. Management will continue to consider growth capital expenditures based on the economic merit of each project and the availability of funds.

Currency Hedging Policy

Northstar is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the distributions that it will indirectly receive from the Northstar Partnerships are in U.S. dollars and the distributions that it will make to shareholders will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, Northstar intends to enter into a five-year hedging arrangement at an exchange rate of Cdn $● to US$1.00 until ●, 2012. Concurrently with Closing, Northstar intends to maintain an ongoing hedging policy in the future having regard to the volatility in the rates of exchange between the Canadian dollar and U.S. dollar at that time.

Insurance

Each Northstar ASC maintains professional liability insurance on a claims-made basis. Coverage under these policies is contingent upon the policy being in effect when a claim is made regardless of when the events that caused the claim occurred. Each Northstar Partnership also maintains general liability insurance on an occurrence basis. The cost and availability of such coverage has varied widely in recent years. Management believes that the insurance policies are adequate in amount and coverage for the operation of the surgical facilities, but there can be no assurance that the insurance coverage is sufficient to cover all future claims or that such insurance will continue to be available at a reasonable cost.

Litigation

The Northstar Partnerships are not currently involved in any litigation at this time. In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the premium cost of malpractice insurance because of the reduction in malpractice claims. See "Risk Factors".

INDEBTEDNESS OF NORTHSTAR

On Closing, Ventures is expected to provide or cause to be provided to Northstar Subco a five-year, $● million revolving credit facility (the "**Revolver**") to be used for working capital needs. The Revolver will be secured by all of Northstar Subco's assets, including a pledge of its ownership interests in Northstar LPco and Northstar GPco, with a first priority position and other commercial terms customarily found in a bank facility of this nature. Amounts drawn on the Revolver from time to time will bear interest at 30 day LIBOR plus 300 basis points, payable monthly in arrears. Northstar Subco will pay to Ventures a one-time commitment fee equal to 0.5% of the full amount of the Revolver plus a fee equal to .25% per annum from time to time on all amounts not drawn on the Revolver. The Issuer and Northstar Subco will use their reasonable efforts and shall cooperate with Ventures to have the Revolver assigned by Ventures to a commercial bank prior to the second anniversary of Closing. At Closing, Northstar Subco does not expect to draw down any amounts under the Revolver.

On Closing, Ventures will provide cash collateral of up to $● million as required to support the hedging arrangement. In return, Ventures will receive a support fee equal to 1.0% of the amount of cash collateral provided at Closing. The cash collateral provided by Ventures shall serve as collateral only and shall remain the property of Ventures. All income earned thereon shall be for the benefit of Ventures. Ventures shall have a first priority secured claim against the Issuer, Northstar Subco, Northstar LPco and Northstar GPco for any amount of the collateralized funds called upon.

SELECTED PRO FORMA FINANCIAL INFORMATION OF THE ISSUER

The following table sets out selected pro forma financial information of the Issuer for the year ended December 31, 2006. The following selected pro forma financial information should be read in conjunction with pro forma financial statements of the Issuer for the year ended December 31, 2006. The selected financial information set out below is not necessarily indicative of the results that may be achieved in the future.

In thousands of U.S. dollars	**Year Ended December 31, 2006**
	(unaudited)
Net patient service revenues	$ 45,919
Net income	28,704
Adjustments to net income:	
Interest expense	234
Depreciation	1,150
Existing management fee [(1)]	1,824
Insurance expense [(2)]	1,871
Management Fee on Managed Centres[(3)]	360
Incremental general, administrative and other expenses of Northstar Acquisitions[(4)]	(2,237)
Incremental general, administrative and other expenses of the Issuer[(5)]	(853)
EBITDA[(6)]	$ 31,053
EBITDA margin[(7)]	67.6%
Minority interest of the Physician Limited Partners[(8)]	(13,248)
Distributions to Ventures[(9)]	(1,135)
EBITDA [(6)] net of minority interest of the Physician Limited Partners and distributions to Ventures	$ 16,670
EBITDA margin [(7)] net of minority interest of the Physician Limited Partners and distributions to Ventures	36.3%

Notes:

(1) The Palladium Partnership currently pays a management fee equal to 10% of net collected revenues.

(2) The Palladium Partnership has paid property and casualty insurance premiums to insurance companies affiliated with two of its Physician Limited Partners and a spouse.

(3) Northstar Acquisitions will earn a management fee from the Managed Centres equal to 10.0% of their net collected revenues.

(4) Represents management's estimate of maintenance capital expenditures (including principal repayments of capital leases) for the foreseeable future based upon estimated capital expenditures for the current fiscal year and historical levels.

(5) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(6) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(7) Margins are expressed as a percentage of net patient service revenues.

(8) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(9) Includes $● of estimated distributions on the Subco Class B Units and $● of estimated distributions on the Acquisitions Class B Units.

SELECTED FINANCIAL INFORMATION OF THE NORTHSTAR PARTNERSHIPS

The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited financial statements of each Northstar Partnership for the year ended December 31, 2006 and the audited annual financial statements of each Northstar Partnership for the years ended December 31, 2005, 2004 and 2003. The foregoing financial data has been prepared based on GAAP, which, as applied to the Northstar Partnerships, in all significant respects conforms with Canadian GAAP. See "Meaning of Certain References". The selected financial information set out below is not necessarily indicative of the results that may be achieved in the future.

In thousands of U.S. dollars	Year Ended December 31,		
	2006	2005	2004
	(unaudited)		
Net patient service revenues	$ 45,919	$ 35,148	$ 20,320
Net income	28,704	21,254	12,400
Adjustments to net income			
Interest expense	234	286	212
Depreciation and amortization	1,150	982	615
EBITDA[1]	30,087	22,523	13,227
EBITDA margin[2]	65.5%	64.1%	65.1%

	Year Ended December 31,		
	2006	2005	2004
	(unaudited)		
Net patient service revenues			
Palladium Partnership	$ 25,138	$ 18,344	$ 9,578
Kirby Partnership	20,781	16,804	10,742
Total	45,919	35,148	20,320
Expenses [3]			
Palladium Partnership	9,556	6,919	3,859
Kirby Partnership	7,659	6,975	4,061
Total	17,215	13,894	7,920
Net Income			
Palladium Partnership	15,582	11,425	5,719
Kirby Partnership	13,122	9,829	6,681
Total	$28,704	$21,254	$12,400

Notes:

(1) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(2) Margins are expressed as a percentage of net patient service revenue.

(3) Consists of operating expenses and interest expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of the financial condition and results of operations of the Northstar Partnerships and should be read in conjunction with the audited and unaudited financial statements of each Northstar Partnership and the pro forma financial statements of Northstar included elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Financial statements have been prepared in accordance with GAAP requiring estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements and the amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk Factors". Certain totals, subtotals and percentages may not reconcile due to rounding.

Critical Accounting Policies

Management believes that the accounting policies that are critical to the business of the Northstar Partnerships relate to revenue recognition, the use of estimates regarding the collectibility of accounts receivable and allowances for contractual adjustments to revenue. The preparation of financial statements in accordance with GAAP requires management to make assumptions and estimates that can have a material impact on our results of operations as reported on a periodic basis. Due to the nature of the business and the fact that the substantial majority of the services provided by the Northstar Partnerships are paid for by third-party payors, estimates and judgments are inherent in the ongoing assessment of revenue recognition, the recoverability of accounts receivable and allowances for contractual adjustments to revenue. While management applies judgment based on assumptions believed to be reasonable in the circumstances, actual results can vary from these assumptions. It is possible that materially different results would be reported using different assumptions. The accounting policies of each Northstar Partnership are described in Note 1 of each of their respective audited financial statements.

Continuous Disclosure

In filings by the Issuer of interim and annual management discussion and analysis of financial condition and results of operations after the date of this prospectus, the Issuer will, to the extent required to provide comparative analysis with respect to periods ending prior to the closing, disclose comparative financial information for significant line items to the historical financial information of each Northstar Partnership in a similar manner as to the comparative financial information contained herein.

In addition, the Issuer has provided the following undertakings to the Ontario Securities Commission: (i) it will treat the Northstar Partnerships as subsidiaries of the Issuer; however, if GAAP prohibits the consolidation of financial information of the Northstar Partnerships and the Issuer and the Northstar Partnership is a "major subsidiary" under National Instrument 55-101, the Issuer will provide investors with separate financial statements for these entities, (ii) it will obtain a commitment from the Northstar Partnerships to comply with Ontario Securities Commission Rule 61-501 and Autorité des marchés financiers Q-27, as applicable, and (iii) it will undertake to implement a policy requiring persons who would constitute insiders of an operating entity if the operating entity were a reporting issuer to file insider reports concerning trades in the Issuer's securities and securities exchangeable therefore, subject to application of the exemptions to insider reporting provided under National Instrument 55-101.

Results of Operations

Revenues are generated from payors for the provision of services at the Northstar ASCs. Payors include private health insurance companies, employers, federal and state government insurance programs, and individual patients. Payments received from government agencies are generally determined pursuant to regulations and fee schedules, while payments from third-party insurers or employers are pursuant to contractual arrangements that generally have a term of one year. Revenue is billed and recognized upon completion of each service. Expenses, consisting principally of salaries and benefits, drugs and supplies, and general and administrative costs, are recognized in the period they are incurred.

The term EBITDA is used throughout this management's discussion and analysis. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, non-recurring items and non-operating items included

in "other income expense". EBITDA is a measure used by many investors to compare companies on the basis of ability to generate cash from operations. It is not intended to be a replacement for, or representative of, cash flow from operations or results of operations determined in accordance with generally accepted accounting principles or cash available for distribution.

For a reconciliation of EBITDA to net income for each Northstar Partnership, see "Selected Financial Information of the Northstar Partnerships". For a reconciliation of EBITDA to cash flow from operations see "– Reconciliation of EBITDA to Cash Flows from Operations".

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

	Year Ended December 31,		
In thousands of U.S. dollars	2006	2005	% Change
	(unaudited)		
Net Patient Service Revenues:			
Palladium Partnership	$ 25,138	$ 18,344	37.0
Kirby Partnership	20,781	16,804	23.7
Salaries & Benefits:			
Palladium Partnership	1,798	1,186	51.5
Kirby Partnership	2,132	1,941	9.8
Drugs and Supplies:			
Palladium Partnership	1,532	740	107.0
Kirby Partnership	2,544	2,019	26.0
General & Administrative:			
Palladium Partnership	3,932	3,327	18.2
Kirby Partnership	2,070	2,175	(4.8)
Net Income:			
Palladium Partnership	15,582	11,425	36.4
Kirby Partnership	13,122	9,829	33.5

On a combined basis, for the year ended December 31, 2006, the Northstar Partnerships reported net income of $28.7 million, EBITDA of $30.1 million and net patient service revenues of $45.9 million, representing increases of 35.1%, 33.6% and 30.6%, respectively, from 2005.

Palladium Partnership

Net patient service revenues for the year ended December 31, 2006 were $25.1 million, or $6.8 million higher than revenues of $18.3 million reported in the prior year, primarily due to an increase in the number of cases and an increase in per case revenue, primarily as the result of more complex surgeries being performed. The cost of salaries and benefits increased by 51.5%, or $0.6 million, primarily due to the hiring of additional full and part-time employees in place of contract labour. Contract labour costs, which are included in general and administrative costs, decreased by 55%, or $0.6 million. The cost of drugs and supplies increased by 107.0% to $1.5 million, representing an increase of 2.1% of net revenue over 2005, primarily due to the increases in podiatry, ENT and general surgery cases, which all require more supplies per case than other types of cases. General and administrative costs increased by 18.2% to $3.9 million for the year ended December 31, 2006. As a percentage of net revenue, general and administrative costs decreased to 15.6% from 18.1% in the prior year, primarily as the result of a decrease in contract labour costs. Net income and EBITDA for the year ended December 31, 2006 were $15.6 million and $16.1 million, respectively, compared to $11.4 million and $11.9 million, respectively, reported in the prior year.

Kirby Partnership

Net patient service revenues for the year ended December 31, 2006 were $20.8 million, an increase of 23.7% over net patient revenues of $16.8 million reported in the prior year. This increase was primarily due to an increase in the number of cases and an increase in per case revenue, primarily as the result of more complex surgeries being performed. As compared to the year ended December 31, 2005, the cost of salaries and benefits increased by 9.8%; however, as a percentage of revenue, the cost of salaries and benefits decreased by 1.3%. The cost of drugs and supplies increased by 26.0% to $2.5 million, or an increase of 0.2% of net revenue, over 2005, which is consistent with the overall increase in net patient revenue. For the year ended December 31, 2006, general and administrative expenses decreased by 4.8% to $2.1 million, compared to the prior year, mainly due to a decrease in advertising expense. Net income and EBITDA for the year ended December 31, 2006 were $13.1 million and $14.0 million, respectively, compared to $9.8 million and $10.7 million, respectively, reported in the prior year.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

In thousands of U.S. dollars	Year Ended December 31, 2005	2004	% Change
Net Patient Service Revenues:			
Palladium Partnership	$ 18,344	$ 9,578	91.5
Kirby Partnership	16,804	10,743	56.4
Salaries & Benefits:			
Palladium Partnership	1,186	765	55.1
Kirby Partnership	1,941	1,096	77.1
Drugs and Supplies:			
Palladium Partnership	740	494	49.8
Kirby Partnership	2,019	1,028	96.4
General & Administrative:			
Palladium Partnership	3,327	1,951	70.5
Kirby Partnership	2,175	1,470	48.0
Net Income (Loss):			
Palladium Partnership	11,425	5,719	99.8
Kirby Partnership	9,829	6,681	47.1

On a combined basis, for the year ended December 31, 2005, the Northstar Partnerships reported net income of $21.2 million, EBITDA of $22.5 million and net patient service revenues of $35.1 million, representing increases of 71.4%, 70.3% and 73.0%, respectively, from 2004.

Palladium Partnership

Net patient service revenues for the year ended December 31, 2005 were $18.3 million, or $8.8 million higher than net patient service revenues of $9.6 million reported in the prior year. This increase was partially due to an increase in the number of cases and an increase in per case revenue as a result of more complex surgeries being performed. The cost of salaries and benefits increased by 55.1% from 2004; however, as a percentage of revenue, the cost of salaries and benefits decreased by 1.5%. The cost of drugs and supplies increased by 49.8% to $0.7 million, but as a percentage of revenue, decreased to 4.0% from 5.2% in 2004, primarily due to an increase in chiropractic and gastro-intestinal cases, which require fewer supplies per case. General and administrative costs increased by 70.5% to $3.3 million for the year ended December 31, 2005, compared to the prior year. However, as a percentage of net patient service revenue, general and administrative costs decreased to 18.1% from 20.4% in the prior year. Net income and EBITDA for the year ended December 31, 2005 were $11.4 million and $11.9 million, respectively, compared to $5.7 million and $6.1 million, respectively, reported in the prior year.

Kirby Partnership

Net patient service revenues for the year ended December 31, 2005 were $16.8 million, an increase of 56.4% over net patient service revenues of $10.7 million reported in the prior year. This increase was primarily due to an increase in the number of cases performed and an increase in per procedure revenue, primarily as the result of more complex surgeries in the pain management specialty. The cost of salaries and benefits increased by 77.1% to $1.9 million from 2004 because of higher staff levels related to both the increase in the number of surgeries and normal salary increases. The cost of drugs and supplies as a percentage of revenue increased to 12.0% for the year ended December 31, 2005 from 9.6% for 2004, as the result of more complex cases compared to the prior year. General and administrative expenses increased by 48.0% to $2.2 million for the year ended December 31, 2005 compared to the prior year; however, as a percentage of net revenue, general and administrative expenses decreased to 12.9%, compared to 13.7% for the prior year, primarily due to increases in professional fees and repairs and maintenance expenses. Net income and EBITDA for the year ended December 31, 2006 were $9.8 million and $10.7 million, respectively, compared to $6.7 million and $7.1 million, respectively, reported in the prior year.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

	Year Ended December 31,	
In thousands of U.S. dollars	2004	2003
Net Patient Service Revenues:		
Palladium Partnership	$ 9,578	$ 442
Kirby Partnership	10,743	–
Salaries & Benefits:		
Palladium Partnership	765	5
Kirby Partnership	1,096	–
Drugs and Supplies:		
Palladium Partnership	494	37
Kirby Partnership	1,028	-
General & Administrative:		
Palladium Partnership	1,951	406
Kirby Partnership	1,470	71
Net Income (Loss):		
Palladium Partnership	5,719	(63)
Kirby Partnership	6,681	(71)

On a combined basis, for the year ended December 31, 2004, the Northstar Partnerships reported net income of $12.4 million, EBITDA of $13.2 million and net patient service revenues of $20.3 million, respectively.

Palladium Partnership

The Palladium Partnership began operations on December 15, 2003. Revenue, salaries and benefits, drugs and supplies and general and administrative costs were $9.6 million, $0.8 million, $0.5 million and $2.0 million, respectively for 2004. In 2003, the Palladium Partnership had revenue and general and administrative costs of $0.4 million and $0.4 million, respectively. The expenses recorded in 2003 were primarily related to start up. Net income and EBITDA for the year ended December 31, 2004 were $5.7 million and $6.1 million, respectively. For 2003, the Palladium Partnership had a net loss of $0.1 million.

Kirby Partnership

Kirby Partnership began operations on June 4, 2004. Revenue, salaries and benefits, drugs and supplies and general and administrative costs were $10.7 million, $1.1 million, $1.0 million and $1.5 million, respectively,

for 2004. The Kirby Partnership had no revenue and general and administrative costs of $0.1 million in 2003. The expenses during 2003 of $0.1 million were related to start up. Net income and EBITDA for the year ended December 31, 2004 were $6.7 million and $7.1 million, respectively.

Liquidity and Financial Condition

Liquidity refers to an entity's ability to meet its financial obligations and commitments as they become due. Management anticipates that cash flows from operations and funds provided from time to time under available credit facilities will provide the Issuer with sufficient liquidity to meet its cash requirements. The Issuer's initial capital will be derived from the net proceeds of the Offering. The Issuer expects to also enter into certain revolving credit facilities as a further source of capital. See "Indebtedness of Northstar".

Palladium Partnership

The following table summarizes the available cash, the total assets and the short and long-term debt of the Palladium Partnership as of the end of the periods indicated:

In thousands of U.S. dollars	Year Ended December 31,		
	2006	2005	2004
	(unaudited)		
Total cash and cash equivalents	$ 2,216	$ 1,359	$ 292
Total assets	12,038	8,695	5,541
Current portion of long-term debt	286[(1)]	127[(2)]	1,492[(3)]
Long-term debt, net of current portion	79	165	243
Cash used for operating activities	(952)	(1,646)[(4)]	(1,953)[(4)]

Notes:

(1) Includes capital lease obligations ($91) and related party debt ($195).

(2) Includes capital lease obligations ($84) and related party debt ($43).

(3) Includes capital lease obligations ($81) and related party debt ($593), line of credit ($250) and notes payable ($568).

(4) Includes depreciation, change in operating assets and liabilities.

The following table presents information with respect to the Palladium Partnership's contractual obligations and commitments in future years as of December 31, 2006:

	Operating Leases	Other Long-Term Obligations
2007	$ 405	$ 297
2008	403	82
2009	415	–
2010	427	–
2011	440	–
Therafter	880	–
Less amount representing interest	–	(14)
	$ 2,970	$ 365

Kirby Partnership

The following table summarizes the available cash, the total assets and the short and long-term debt of the Kirby Partnership as of the end of the periods indicated:

In thousands of U.S. dollars	Year Ended December 31,		
	2006	2005	2004
	(unaudited)		
Total cash and cash equivalents	$ 64	$ 293	$ 541
Total assets	9,860	9,672	10,276
Current portion of long-term debt	1,336	1,270	1,276[1]
Long-term debt, net of current portion	1,171	2,294	4,163
Cash used for operating activities	(111)	359[2]	(3,660)[2]

Notes:

(1) Includes long-term debt ($1,270) and related party debt ($6).
(2) Includes depreciation, gain on sale of PPE and change in assets and liabilities.

The following table presents information with respect to the Kirby Partnership's contractual obligations and commitments in future years as of December 31, 2006:

	Operating Leases	Debt
2007	$ 153	$ 1,336
2008	153	1,095
2009	153	76
2010	153	–
2011	153	–
Thereafter	384	–
	$ 1,149	$ 2,507

Outlook

Each Northstar Partnership has demonstrated strong historical financial performance since inception. Management intends to continue to maintain and enhance the operating efficiency of the Northstar Partnerships by continuing to execute a proven business strategy focused on the following:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical procedures performed; and
- the disciplined introduction of new and more complex surgical procedures.

Net patient service revenues of the Northstar Partnerships are slightly seasonal in nature. Generally, revenues have been highest from October to December as surgeons return from summer vacations and patients attempt to maximize the benefits afforded by a third-party payor that expire at the end of each calendar year. Management expects this trend to continue.

Reconciliation of EBITDA to Net Cash Flows from Operations

The following is a reconciliation of EBITDA to net cash flows from operations for each Northstar Partnership for the prior three years.

(in thousands of U.S. dollars)	2006	2005	2004
	(unaudited)		
Palladium Partnership			
Net cash from operating activities	$ 14,630	$ 9,779	$ 3,767

(*in thousands of U.S. dollars*)	2006	2005	2004
Working capital changes increasing (decreasing) cash	1,406	2,029	2,224
Other adjustments to arrive at EBITDA			
Interest expense	17	46	87
Management fees net of expenses	1,824	1,237	290
Insurance expense	1,871	787	419
EBITDA	$ 19,748	$ 13,878	$ 6,787
Kirby Partnership			
Net cash from operating activities	$ 13,009	$ 10,187	$ 3,021
Working capital changes increasing (decreasing) cash	809	238	4,003
Other adjustments to arrive at EBITDA			
Loss on retirement and sale of property and equipment	–	4	–
Interest expense	217	241	125
EBITDA	$ 14,035	$ 10,669	$ 7,150

DIRECTORS, OFFICERS AND MANAGEMENT

The Issuer

Directors of the Issuer

The Board of Directors will initially consist of five directors, four of whom will be independent (within the meaning of applicable securities laws). The directors of the Issuer are Cecil F. Fleming, Robert P. Kanee, Donald L. Kramer, M.D., Barry A. Tissenbaum and Victor A. Wells (with Mr. Fleming serving as Chair). Directors will be elected at each annual meeting of shareholders of the Issuer. A director may be removed by a special resolution of shareholders, voting in person or by proxy, or may resign on 30 days' notice. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of directors. If there is no quorum of directors, a special shareholder meeting must be called to fill the vacancy.

The directors will supervise the activities of and manage the affairs of the Issuer, including acting for, voting on behalf of and representing the Issuer as a direct holder of Northstar Holdco's common shares and an indirect holder of Acquisitions Class A Units, Acquisitions Common Units, Acquisitions Preferred Units, Subco Class A Units and Subco Preferred Units.

Audit Committee

The audit committee of the Issuer will be comprised of Robert P. Kanee, Barry A. Tissenbaum and Victor A. Wells (with Mr. Wells serving as chair) and will assist the directors of the Issuer and the managers of Northstar Acquisitions in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures of the Issuer, Northstar Acquisitions and the Northstar Partnerships, the adequacy of internal accounting controls and procedures and the quality and integrity of financial statements. Each member of the audit committee will be independent (for regulatory purposes) of the Issuer, Northstar Acquisitions and the Northstar Partnerships.

Compensation, Nominating and Corporate Governance Committee

The compensation, nominating and corporate governance committee of the Issuer will be comprised of Cecil F. Fleming, Robert P. Kanee and Barry A. Tissenbaum (with Mr. Kanee serving as chair) and will review and make recommendations to the directors of the Issuer and the board of managers of Northstar Acquisitions concerning the hiring, compensation, benefits and termination of the Issuer's Chief Executive Officer and Chief

Financial Officer and the senior executive officers of Northstar Acquisitions. The committee will annually review the Chief Executive Officer's goals and objectives for the upcoming year and provide an appraisal of the Chief Executive Officer's performance. The committee will also make recommendations concerning the remuneration of the directors of the Issuer. The committee will administer and make recommendations regarding the operation of all employee bonus or incentive plans. The committee will also be responsible for developing the Issuer's and Northstar Acquisitions' approach to corporate governance issues, advising the board on filling vacancies on the board, periodically reviewing the composition and effectiveness of the board, the contribution of individual directors and managers, considering questions of management succession, and considering and approving proposals by directors and managers to engage outside advisors on behalf of the mangers or the directors of the Issuer. All of the members of the committee will be independent of the Issuer, Northstar Acquisitions and the Northstar Partnerships.

Disclosure

The Board of Directors will also be responsible for adopting and periodically reviewing and updating the written disclosure policy for the Issuer and its subsidiaries. This policy will, among other things:

- articulate the legal obligations of the Issuer, its affiliates and their respective directors, managers, officers and employees with respect to confidential information;
- identify spokespersons of the Issuer who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provide guidelines on the disclosure of forward-looking information;
- require advance review by senior executives of any selective disclosure of financial information to ensure the information is not material, to prevent the selective disclosure of material information and to ensure that if selective disclosure does occur, a news release is issued immediately; and
- establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer and its subsidiaries (including the Northstar Partnerships) and their respective managers, officers, employees and consultants may not purchase or sell Common Shares or securities exchangeable for or convertible into same.

Remuneration of the Directors

Initial compensation for directors of the Issuer (other than for Dr. Kramer) will be $30,000 per year and $1,500 per director for attending board or committee meetings. The Chair of the Board of Directors is entitled to receive an additional annual retainer of $10,000. Directors will be reimbursed for out-of-pocket expenses for attending board meetings. Directors will participate in the insurance and indemnifications arrangements described below under "— Insurance Coverage for the Issuer and Related Entities and Indemnification".

Officers of the Issuer

The Issuer will have two officers. Donald L. Kramer, M.D. will be the Chief Executive Officer and Kenneth J. Klein will be the Chief Financial Officer, and each of them will hold similar positions in Northstar Acquisitions. Primary responsibility for managerial and executive oversight of the business of the Issuer's subsidiaries will be delegated to and discharged by Northstar Acquisitions. See "— Northstar Acquisitions".

Northstar Acquisitions

Managers of Northstar Acquisitions

Northstar Acquisitions' board of managers will initially be comprised of Cecil F. Fleming, Donald L. Kramer, M.D. and Kenneth J. Klein. At all times, Northstar Acquisitions' board of managers must consist of a

majority of U.S. residents. Managers of Northstar Acquisitions will not receive remuneration. Mr. Fleming, Dr. Kramer and Mr. Klein will also serve as the directors of Northstar Holdco and the managers of Northstar Subco.

The board of managers of Northstar Acquisitions will, subject to the provisions of Northstar Acquisitions' operating agreement, have full power to manage the business and affairs of Northstar Acquisitions, to make all decisions regarding Northstar Acquisitions and to bind Northstar Acquisitions.

Officers of Northstar Acquisitions

Northstar Acquisitions will have five officers. Donald L. Kramer, M.D. will be the Chief Executive Officer and Kenneth J. Klein will be the Chief Financial Officer. Jason Fisher will be Vice President of Physician Services, Brad Kovnat will be Vice President of Business Development and Stephanie Victorian will be Vice President of Clinical Operations. Management of Northstar Acquisitions will generally be responsible for the management and executive oversight of the business of the Northstar Partnerships pursuant to a management contract between Northstar Acquisitions and each Northstar Partnership. The Physician Limited Partners of each Northstar Partnership, through the Medical Board of each respective Northstar Partnership, will maintain certain rights with respect to the medical operations of each Northstar Partnership. See "The Northstar Partnerships — Partnership Agreements".

Directors, Managers and Officers

The following table sets out the name, municipality of residence, positions with the Issuer, and Northstar Acquisitions and principal occupation (where applicable) for the individuals who will be directors and officers of the Issuer, and managers and officers of Northstar Acquisitions, on Closing.

Name and Municipality of Residence	Position(s)	Number and Percentage of Securities of the Issuer expected to be held on Closing)	Principal Occupation (if not with the Issuer or Northstar Acquisitions)
CECIL F. FLEMING Toronto, Ontario	Chairman of the Issuer; Manager of Northstar Acquisitions	●	Corporate Director
JASON FISHER Houston, Texas	Vice President of Physician Services of Northstar Acquisitions	●	–
ROBERT P. KANEE Toronto, Ontario	Director of the Issuer	●	Corporate Director
KENNETH J. KLEIN Houston, Texas	Chief Financial Officer and Corporate Secretary of the Issuer and Northstar Acquisitions; Manager of Northstar Acquisitions	●	–
BRAD KOVNAT Houston, Texas	Vice President of Business Development of Northstar Acquisitions	●	–
DONALD L. KRAMER, M.D. Houston, Texas	Director of the Issuer; Manager of Northstar Acquisitions; Chief Executive Officer of the Issuer and Northstar Acquisitions	●	–
BARRY A. TISSENBAUM Toronto, Ontario	Director of the Issuer	●	Corporate Director
STEPHANIE VICTORIAN Houston, Texas	Vice President of Clinical Operations of Northstar Acquisitions	●	–
VICTOR A. WELLS Oakville, Ontario	Director of the Issuer	●	Corporate Director

Biographies

Cecil F. Fleming. Mr. Fleming is a corporate director serving as a director and member of the audit committee of First Equity Benefits Inc. From 1997 to 2002, Mr. Fleming was Chief Executive Officer of BDO International B.V., based in Brussels, Belgium. Prior to that, Mr. Fleming was a partner for 36 years with BDO Dunwoody LLP (formerly Dunwoody & Company), where he served as Canadian national managing partner (CEO) from 1981 to 1996. Mr Fleming obtained his Chartered Accountant designation in Ontario in 1960 and was elected as a Fellow of the Ontario Institute of Chartered Accountants in 1985. He also served as a Commissioner on the Ontario Financial Review Commission.

Jason Fisher. Prior to his appointment as Vice President of Physician Services of Northstar Acquisitions, Mr. Fisher was a founding partner and Vice President of Palladium Management, Ltd. Mr. Fisher was also a marketing representative with River Oaks Pain Management Clinic. Prior to joining Palladium Management, Ltd. in 2003, Mr. Fisher worked in pharmaceutical marketing in Los Angeles and Houston. Mr. Fisher holds a Bachelor of Business Administration degree in marketing from Baylor University.

Robert P. Kanee. Mr. Kanee is a corporate director. He has been a director of a number of private companies involved in property management, real estate development, investment holding, manufacturing and distribution. From 1994 to 2000, Mr. Kanee was a director of Perkins Paper Limited, a TSX listed company controlled by Cascades Inc., and in 2000, he chaired the independent committee that oversaw the privatization of the company. From 1989 to 1999, Mr. Kanee was a director of Women's College Hospital in Toronto, Ontario and he chaired the Finance and Investment Committee and was Vice Chair in 1998-1999. From 1991 to 1998, Mr. Kanee was Vice President, Mergers and Acquisitions, of Abitibi-Consolidated Inc. (formerly Abitibi-Price Inc.), one of the world's largest newsprint manufacturers. Mr. Kanee received his Masters in Business Administration from the University of Western Ontario in 1971 and obtained his Chartered Accountant designation in Ontario with Peat Marwick Mitchell in 1973. Mr. Kanee became a member of Canada's Institute of Corporate Directors in 2004.

Kenneth J. Klein. Prior to his appointment as Chief Financial Officer/Controller of the Issuer and Northstar Acquisitions, Mr. Klein served as the Assistant Vice President of Finance for The Menninger Clinic, a position he held from 2005 to 2007. Prior to the Menninger Clinic, Mr. Klein was the director of finance at Memorial Hermann Southeast Hospital from August 2003 to January 2005. Prior to that, Mr. Klein was the controller at Southwest Concrete Products. Mr. Klein has more than 19 years of finance and healthcare experience. Mr. Klein has held positions with several other healthcare organizations in Houston, Texas, including, Texas Children's Hospital, Castle Dental Centers, Fisher Healthcare. In 1988, Mr. Klein began his career with KPMG Peat Marwick, after earning his Bachelors of Science degree in Accounting from Sacred Heart University in Fairfield, Connecticut and is a Certified Public Accountant (Texas). In addition, Mr. Klein is an active member of Healthcare Financial Management Association.

Brad Kovnat. Prior to his appointment as Vice President of Business Development of Northstar Acquisitions, Mr. Kovnat was a founding partner and Vice President of Palladium Management, Ltd. Mr. Kovnat was also Co-Administrator for Palladium ASC and River Oaks Pain Management. Mr. Kovnat joined River Oaks Pain Management in November 2001 and later became a founding partner of Palladium Management, Ltd. in March 2004. He earned a Bachelor of Arts degree from Hofstra University in Hempstead, New York in 1990 and earned a Master of Business Administration degree from the Graziadio School of Business and Management at Pepperdine University in Los Angeles in 2000. Mr. Kovnat is a member of the Texas Ambulatory Surgery Center Society and Federated Ambulatory Surgery Association.

Donald L. Kramer, M.D. Prior to his appointment as Chief Executive Officer of the Issuer and Northstar Acquisitions, Dr. Kramer served as the President and Medical Director of Palladium Management, Ltd. since 2003. Dr. Kramer has practiced medicine for more than 25 years. He has been a founding partner of five successful ASCs in Houston, including the Palladium ASC. Dr. Kramer joined with other investors in 1996 to develop Foundation Surgery Affiliates in Oklahoma, which has grown to 31 ASCs and two hospitals. In addition, Dr. Kramer founded Access Mediquip L.L.C., which develops joint ventures with hospitals and medical practices for the resale of implantable medical devices. Dr. Kramer received a Bachelor of Science degree in premedical studies and statistics from Penn State University and his medical degree from Jefferson Medical College in Philadelphia. Dr. Kramer is an active member of the Harris County Medical Society, Texas Medical Association and Texas Ambulatory Surgery

Center Society and previously served on the faculty of Baylor College of Medicine and The University of Texas Medical Branch.

Barry A. Tissenbaum. Mr. Tissenbaum is a corporate director and consultant. Mr. Tissenbaum is currently a director, board member and Audit Committee Chairman of Universal Energy Group and an Advisory Board member of numerous private companies. From 1991 to 2005, Mr. Tissenbaum was a partner at Ernst & Young LLP, where he served as the Director of Retail and Consumer Products from 1996 to 2000 and the Managing Partner of the Toronto Midtown Office from 1991 to 1996. Mr. Tissenbaum obtained his Chartered Accountant designation in Quebec in 1968 and in Ontario in 1974. He is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Ontario.

Stephanie Victorian. Prior to her appointment as Vice President of Clinical Operations of Northstar Acquisitions, Ms. Victorian was a founding partner and Vice President of Palladium Management, Ltd. She was also a Co-Administrator for Palladium ASC and River Oaks Pain Management, representing the company as its privacy and risk management officer, and in which role she was responsible for managing human resource and medical records management programs. Prior to joining Palladium Management, Ltd. in 2004, Ms. Victorian worked at Memorial Hermann Southwest Hospital in Houston where she served as the clinical manager for the ENT, ophthalmology, dental, pain management and plastic surgery groups. Ms. Victorian received a Bachelor of Science degree in nursing from Prairie View A&M University in 1995 and is a member of the Association of Operating Room Nurses (AORN), Texas Ambulatory Surgery Center Society and Federated Ambulatory Surgery Association.

Victor Wells. Mr. Wells is a corporate director. Mr. Wells is a director of Student Transportation of America Ltd., MagIndustries Corp. and a member of the AIG Excess Casualty Advisory Board, and is a Trustee of Canada Cartage Diversified Income Fund. From July 2001 until his retirement in March 2006, Mr. Wells was Vice President, Finance and Chief Financial Officer of Chemtrade Logistics Income Fund. From 1998 to 2001, Mr. Wells was Vice President, Finance and Chief Financial Officer of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells obtained his Chartered Accountant designation with Ernst & Young LLP in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells obtained his Institute of Corporate Directors designation in 2007. Mr. Wells was formerly the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the Companies' Creditors Arrangement Act in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the proposed annual and long-term compensation arrangements for services to be rendered in the 2007 fiscal year of the Issuer, in respect of the Chief Executive Officer and Chief Financial Officer of Northstar Acquisitions:

Name and Principal Position	Salary ($)	Other Annual Compensation ($)[1]	Long-Term Compensation
DONALD L. KRAMER, M.D. Chief Executive Officer	$225,000	$●	$●
KENNETH J. KLEIN Chief Financial Officer and Corporate Secretary	$140,000	$●	$●

Notes:
(1) Consists of ●.

Employment and Non-Competition Arrangements

Pursuant to employment agreements to be entered into with Northstar Acquisitions, each of Messrs. Kramer and Klein will receive an annual base salary that will be reviewed annually and may be increased at the discretion of the board of directors, together with a bonus, if any, as determined at the discretion of the compensation, nominating and corporate governance committee of the Issuer.

Dr. Kramer's employment agreement will be for an initial term of three years, automatically renewable unless either party gives the other notice of non-renewal. Mr. Klein's employment agreement will be for an initial term of two years, automatically renewable unless either party gives the other notice of non-renewal. Except as otherwise approved by the Board of Directors, Dr. Kramer will, pursuant to his employment agreements, agree with Northstar Acquisitions that, so long as he is employed by Northstar Acquisitions, and for a period ending on the later of the fifth anniversary of the Closing Date and six months following the termination of employment, he may not engage in any undertaking, have any financial interest, provide services, lend money or guarantee the obligations of any person who carries on a business that competes in any material respect with the business, or any material part thereof, carried on by Northstar Acquisitions or any of its affiliates on the date of termination or non-renewal or within the preceding six months thereof, other than by way of the ownership of not more than 5% of any class of securities of any publicly traded entity that competes with Northstar Acquisitions.

Long-Term Compensation Plan

Following Closing, Northstar Acquisitions will adopt a Long-Term Compensation Plan ("LTCP") for key members of senior management. The purpose of the LTCP is to provide eligible participants with compensation opportunities that will enhance Northstar Acquisitions' ability to attract, retain and motivate key personnel, and reward key members for significant performance of non-medical services. Pursuant to the LTCP, Northstar Acquisitions will set aside a pool of funds based upon the amount (the "Surplus") by which the Issuer's cash available to pay dividends on the Common Shares (before reserves for capital expenditures and before reserves for equipment leases or loans) exceeds a base threshold amount per annum to be determined by the Issuer's compensation, nominating and corporate governance committee.

The LTCP will be administered by the compensation, nominating and corporate governance committee of the Issuer, which will determine from time to time: (i) the participants in the LTCP; (ii) the level of participation of each participant; (iii) the time or times when ownership of the Common Shares will vest for each participant; and (iv) any adjustments to target threshold amount.

The LTCP will provide for cash payments that may be earned based on the following thresholds, assuming that cash available to pay dividends exceeds the target amount set by compensation, nominating and corporate governance committee of the Issuer. Initially, the target amount of cash available to pay dividends for purposes of the LTCP will be Cdn$● per fiscal year. This target may be adjusted by the compensation, nominating and corporate governance committee of the Issuer from time to time.

Percentage by which Surplus Exceeds Target Amount	Proportion of Surplus Available for LTCP Awards
5% or less	0%
over 5% to 10%	10%
over 10% to 15%	15%
15% or more	20%

If a participant in the LTCP ceases to be an eligible participant under the LTCP, unpaid LTCP payments will immediately be payable unless such change occurs as a result of termination for cause or resignation (in which case, unless the compensation, nominating and corporate governance committee otherwise determines, such payments will be forfeited).

Share Appreciation Rights Plan

Following Closing, the Issuer will also adopt a share appreciation rights plan ("SAR Plan") to support achievement of the Issuer's performance objectives, ensure that the interests of key persons are aligned with the success of the Issuer and provide compensation opportunities to attract, retain and motivate senior management and directors critical to the long-term success of Northstar. Under the SAR Plan, the Issuer may grant share appreciation rights ("SARs") to senior management of Northstar Acquisitions and members of the Board of Directors. The maximum number of underlying Common Shares that will be issuable under the SAR Plan will be equal to 10% of the issued and outstanding Common Shares at Closing, subject to certain adjustments in the event of the subdivision, consolidation or reclassification of the Common Shares or other equivalent changes to the capital of the Issuer.

The SAR Plan will be administered by the compensation, nominating and corporate governance committee of the Issuer. The compensation, nominating and corporate governance committee of the Issuer may, from time to time, in its discretion, grant SARs to eligible persons at a fixed exercise price.

A SAR will have maximum term of 10 years. The exercise price of a SAR shall not be less than the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant. SARs shall vest as determined by the by the compensation, nominating and corporate governance committee of the Issuer.

Upon the exercise of a SAR, the holder will receive cash, Common Shares, or a combination of both having a value equal to the excess of the exercise price of the SAR over the fair market value of a Common Share on the date of exercise.

In the event that a holder ceases to be an eligible person under the SAR Plan, SARs held by such holder will immediately terminate unless the compensation, nominating and corporate governance committee determines otherwise.

Subject to applicable regulatory approvals, the compensation, nominating and corporate governance committee may, in its discretion, accelerate the period of vesting and may reprice SARs.

It is proposed that, on Closing, SARs in respect of ● Common Shares will be issued to senior management of Northstar Acquisitions and members of the Board of Directors, in each case at an exercise price of Cdn$● per Common Share.

In addition to the LTCP and the SAR Plan, the compensation, nominating and corporate governance committee of the Issuer may, in its discretion, implement additional compensation arrangements to ensure that the interests of key persons are aligned with the success of the Issuer.

Insurance Coverage for the Issuer and Related Entities and Indemnification

The Issuer will obtain or cause to be obtained a policy of insurance for the directors and officers of the Issuer and for the directors, managers and officers of the Issuer's subsidiaries, including Northstar Acquisitions. The aggregate limit of liability applicable to the insured directors, managers and officers under the policy will be $● million including defence costs. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified the directors, managers and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer, Northstar Acquisitions and any subsidiaries. The total limit of liability will be shared among the Issuer, Northstar Acquisitions and any subsidiaries and their respective directors, managers and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors, managers and officers.

The by-laws of the Issuer, the operating agreement of Northstar Acquisitions and the Partnership Agreements for each Northstar Partnership provide for the mandatory indemnification of their respective directors, managers and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

USE OF PROCEEDS

Northstar expects to receive $● in net proceeds from the Offering, after deducting fees payable by Northstar to the Underwriters and the estimated expenses of the Offering payable by Northstar. The total estimated expenses of the Offering of $● include expenses for which Northstar is obliged to reimburse the Underwriter.

Northstar will use such net proceeds to indirectly acquire all of the Acquisitions Class A Units, all of the Acquisitions Preferred Units and Acquisitions Common Units. All of the Acquisitions Class B Units will be held by Ventures. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Acquisitions will use the proceeds from the sale of its equity interests to acquire all of the Subco Preferred Units and Subco Class A Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

Northstar Subco will use a portion of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. Net proceeds received by the Issuer from any exercise of the Over-Allotment Option in full will be used to purchase an additional interest in the Palladium Partnership, resulting in Northstar Acquisitions holding a 70% indirect interest in the Palladium Partnership. See "Investment Agreement and Related Transactions".

THE ISSUER, NORTHSTAR ACQUISITIONS, NORTHSTAR SUBCO AND THE NORTHSTAR PARTNERSHIPS

The Issuer

The Issuer is a corporation established under the BCBCA on March 16, 2007. The registered office of the Issuer is located at 355 Burrard Street, Suite 1900, in Vancouver, British Columbia. The head office of the Issuer is located at 250 Yonge Street, Suite 2400, in Toronto, Ontario.

Following completion of the Offering and the transactions contemplated by the Investment Agreement, the Issuer will, directly or indirectly, hold all of the Acquisitions Preferred Units, Acquisitions Common Units, and Acquisitions Class A Units. Ventures will hold all of the Acquisitions Class B Units. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Northstar Acquisitions

Northstar Acquisitions is a Delaware limited liability company which is the successor to a Texas limited partnership formed in 2003. The registered office of Northstar Acquisitions is located at 1201 Orange Street, Wilmington, Delaware. The head office of Northstar Acquisitions is located at 4120 Southwest Freeway, Suite 150, in Houston, Texas.

Following completion of the Offering, the transactions contemplated by the Investment Agreement and the transactions contemplated by the Partnership Interests Purchase Agreements, Northstar Acquisitions will directly hold all of the Subco Preferred Units and all of the Subco Class A Units, which collectively represent a ●% interest in Northstar Subco. Ventures will hold all of the Subco Class B Units, which represent a ●% interest in Northstar Subco. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Northstar Subco

Northstar Subco is a Delaware limited liability company. The registered office of Northstar Subco is located at 1201 Orange Street, Wilmington, Delaware. The head office of Northstar Subco is located at 4120 Southwest Freeway, Suite 150, in Houston, Texas.

Following completion of the Offering, the transactions contemplated by the Investment Agreement and the transactions contemplated by the Partnership Interests Purchase Agreements, Northstar Subco will indirectly hold a

55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% partnership interest in the Kirby Partnership. These indirect interests include all of the general partnership interest in each Northstar Partnership. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

The Northstar Partnerships

On Closing, each Northstar Partnership will be a limited partnership formed under the laws of the State of Texas. The registered office and principal place of business of each Northstar Partnership is as follows: the Palladium Partnership is located at 4120 Southwest Freeway, 2nd Floor in Houston, Texas, and the Kirby Partnership is located at 9300 Kirby Drive, Suite 100 in Houston, Texas.

Concurrently with the Closing, each Northstar Partnership will be reorganized in accordance with the Investment Agreement, the Partnership Interests Purchase Agreements and the applicable Northstar Partnership Agreement. Northstar Subco will indirectly acquire a 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% partnership interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Summary

While the capital structure of Northstar Subco and Northstar Acquisitions is complex, the economic entitlements of Northstar and Ventures following the closing of the Offering can be summarized as follows:

- Northstar, through its direct and indirect ownership of Acquisitions Common Units, Acquisitions Preferred Units and Acquisitions Class A Units, will be entitled to (i) ●% of the net income earned and cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships and the Managed Centres; and (ii) a ●% voting interest in Northstar Acquisitions, which itself will hold a ●% voting interest in Northstar Subco.

- Ventures, through its ownership of Acquisitions Class B Units and Subco Class B Units, will be entitled to (i) ●% of the net income earned and cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships and the Managed Centres; and (ii) a ●% voting interest in each of Northstar Aquisitions and Northstar Subco.

INVESTMENT AGREEMENT AND RELATED TRANSACTIONS

Investment Agreement

General

The Issuer, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar GPco, Northstar LPco and Ventures, will enter into the Investment Agreement, to be dated the date of the final prospectus. Pursuant to the Investment Agreement, a series of transactions will be undertaken that will result in the Issuer indirectly acquiring, through Northstar Holdco, the Acquisitions Preferred Units and the Acquisitions Common Units. Ventures will maintain an interest in Northstar Acquisitions through its ownership of the Acquisitions Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Acquisitions will hold all of the Subco Preferred Units and all of the Subco Class A Units. Ventures will maintain an interest in Northstar Subco through its ownership of all of the Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

Northstar Subco will then indirectly acquire, pursuant to the Partnership Interests Purchase Agreements, a 55% indirect interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 60% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Investment Agreement, which summary is not intended to be complete. Reference is made to the Investment Agreement for a complete description and the full text of its provisions.

Covenants, Representations, Warranties and Indemnities

The Investment Agreement will contain customary joint and several covenants, representations, warranties and related indemnities from Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco in favour of the Issuer relating to the business and affairs of each Northstar Partnership. The representations and warranties made by Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco relating to the business and affairs of the Northstar Partnerships in the Investment Agreement will, in all material respects, be identical to those given by the Physician Limited Partners in the Partnership Interest Purchase Agreement. See "— Partnership Interests Purchase Agreements".

Ventures will also make representations and warranties (and provide indemnities in respect thereof) relating to the business and affairs of the Northstar Partnerships. Such representations and warranties will be qualified by the knowledge of Ventures (after reasonable inquiry) and otherwise will, in all material respects, be identical to those given by the Physician Limited Partners in the Partnership Interests Purchase Agreements. Ventures will only be liable for representations and warranties relating to the business and affairs of the Northstar Partnerships after full, diligent and final recourse from the Physician Limited Partners has been exhausted under the applicable Partnership Interest Purchase Agreement. The maximum liability of Ventures under the indemnities relating to the business representations, warranties and covenants will be subject to a one-time deductible of $500,000 and will be capped at $10 million, provided that any amounts payable thereunder shall be included in calculating the cap and deductible under Ventures' indemnity relating to the prospectus representation, as described below. Such representations and warranties will generally survive for 24 months from Closing (other than with respect to certain matters, such as title and related matters, which shall survive indefinitely, and those with respect to certain other matters, such as tax, which will survive for the duration of the applicable limitation periods). Under the Investment Agreement, Ventures will agree not to compete with the Issuer or its subsidiaries in the ASC business in the State of Texas for a period of five years.

The Investment Agreement will also contain a representation by Ventures that, to the best of its knowledge after reasonable inquiry, there is no known misrepresentation (as defined in the *Securities Act* (Ontario)) in the prospectus. Ventures will indemnify the Issuer for any breaches of this representation. The indemnity relating to the prospectus representation will be subject to a $500,000 deductible and will be capped at the sum of (i) the net cash proceeds received by Ventures at Closing, plus (ii) the value of the Acquisitions Class B Units and Subco Class B Units held by Ventures from time to time. Any cash proceeds received by Ventures following a transfer, sale or redemption of the Acquisitions Class B Units or Subco Class B Units will be retained by Ventures and not distributed to its partners until the end of the survival period for the prospectus representation. The indemnity relating to the prospectus representation will survive for a period of 36 months plus 60 days from Closing.

In no event will any partner of Ventures have any personal liability under the indemnities contained in the Investment Agreement, and the indemnified parties must look solely to the assets of Ventures, and not to any partner thereof (whether limited or general), to satisfy obligations under such indemnities.

Only the Issuer may bring a claim or action for misrepresentation or breach of contract under the Investment Agreement. Purchasers of Common Shares will not have a direct statutory right of action against any subsidiary of the Issuer for a misrepresentation in the prospectus and will only have a statutory right of action against Ventures (in addition to the Issuer and the Underwriter) as Ventures is considered to be a promoter under Canadian securities legislation. See "Purchasers' Statutory Rights".

Conditions to Closing

The Issuer's indirect investment in Northstar Subco and Northstar Subco's indirect investment in the Northstar Partnerships will be conditional upon the completion of the Offering and the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements.

Partnership Interests Purchase Agreements

General

With respect to each Northstar Partnership, Northstar LPco, Northstar GPco and the Physician Limited Partners of such Northstar Partnership are parties to a Partnership Interest Purchase Agreement providing for the purchase by Northstar LPco and Northstar GPco of a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Partnership Interests Purchase Agreements, which summary is not intended to be complete.

Representations, Warranties and Indemnities

Each Partnership Interest Purchase Agreement contains representations and warranties from the selling Physician Limited Partners of the relevant Northstar Partnership in favour of Northstar GPco and Northstar LPco. These representations typically survive for two years following Closing, (other than with respect to certain matters, such as title and related matters, which shall survive indefinitely, and those with respect to certain other matters, such as tax, which will survive for the duration of the applicable limitation periods).

The maximum liability of each Physician Limited Partner under the Partnership Interest Purchase Agreement will generally be limited to the purchase price paid to such Physician Limited Partner in respect of his or her partnership interests, plus the costs and expenses incurred by Northstar GPco and Northstar LPco in litigating or settling the relevant indemnification claim.

Non-Competition Covenant

The selling Physician Limited Partners of each Northstar ASC have covenanted that, during the five-year period following Closing, they will not, directly or indirectly (other than as an employee of Baylor College of Medicine or Methodist Hospital), own, control, finance or participate in the profits or revenues of any business that engages in competition with a Northstar ASC within the area that is the greater of the area bounded by (i) a 30-mile radius of any ASC that Northstar GPco and Northstar LPco collectively have a direct or indirect interest of 50% or greater; or (ii) 25 miles outside the boundary of the City of Houston. Notwithstanding the foregoing, a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility.

Escrow

The selling Physician Limited Partners will place an aggregate of approximately $18 million in escrow accounts maintained at two Texas financial institutions. These funds will secure a portion of such selling Physician Limited Partner's indemnification obligations with respect to his or her representations and warranties in favour of Northstar LPco and Northstar GPco. The selling Physician Limited Partners will each be entitled to manage the investment of his or her escrowed funds, and may annually withdraw up to 40% of the prior years' cumulative increase in value of his or her escrowed funds. The escrowed funds will be released to selling Physician Limited Partners over a four-year period, with 15%, 25%, 30% and 30% of the funds being released from escrow at the end of each of years one through four, respectively. A Physician Limited Partner's escrowed funds will be released in full upon his death or disability and will be forfeited in the event the Physician Limited Partner retires prior to the release of the funds.

Conditions to Closing

The investment by Northstar GPco and Northstar LPco in the Northstar Partnerships will be conditional upon, among other things, the completion of the Offering.

POST-CLOSING STRUCTURE

The following chart illustrates the ownership structure of the Issuer upon completion of the Offering and the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements. See "Investment Agreement and Related Transactions".



PUBLIC INVESTORS
100% common shares
Northstar Healthcare Inc.
(British Columbia)
100% Acquisitions Class A Units
100% common shares
Northstar Healthcare Holdings, Inc.
(Delaware)
100% Acquisitions Common Units and 100% Acquisitions Preferred Units(1)
Healthcare Ventures, Ltd.
(Texas)
Northstar Healthcare Acquisitions, L.L.C.
(Delaware)
100% Acquisitions Class B Units (1)
100% Subco Class A Units and 100% Subco Preferred Units(1)
Northstar Healthcare Subco, L.L.C.
(Delaware)
100% Subco Class B Units(1)
Management Agreement
55% interest(2)(3)(4)
60% interest(2)(5)
The Palladium for Surgery - Houston LP
(Texas)
Medical Ambulatory Surgical Suites, LP
(Texas)
River Oaks Pain Clinic
The Palladium for Surgery - Dallas(6)

---

(1) See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

(2) Indirect ownership that includes the general partnership interest.

(3) Assuming full exercise of the Over-Allotment Option, this would be a 70% interest.

(4) The remaining 45% interest (30% if the Over-Allotment Option is exercised in full) is held by Physician Limited Partners.

(5) The remaining 40% interest is held by Physician Limited Partners.

(6) Northstar holds a right of first refusal on any future sale of The Palladium for Surgery – Dallas.

RETAINED INTEREST

Following Closing, Ventures will hold all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive ● distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. The specified percentage will be equal to ●% on Closing and will decrease if Ventures disposes of Acquisitions Class B Units pursuant to the Negotiation Right described below.

Following Closing, Ventures will also hold all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive distributions from Northstar Subco, after the prior entitlement of the Subco Preferred Units has been satisfied, on a *pro rata* basis with the holders of Subco Class B Units, subject to certain distribution deferral arrangements. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnership" and "Northstar Subco — Distribution Referral".

Repurchase Events

Negotiation Right

The Northstar Subco operating agreement will provide that the holders of Subco Class B Units have the right (the "Negotiation Right"), exercisable at any time after the first anniversary of Closing (but not more frequently than once in any six-month period) to request in writing (a "Request") that Northstar Subco enter into good faith negotiations with such holder to purchase for cancellation all or any portion of the Subco Class B Units held by such holder. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Acquisitions Class A Units. Upon delivery of a Request by a holder of Subco Class B Units to Northstar Subco, Northstar Subco is entitled required to use its best efforts to negotiate the purchase of such Subco Class B Units. The Negotiation Right may only be exercised if, at the time of exercise, Northstar Subco is not in default under any credit facility or any guarantee or indemnity given by it.

Enhancement Date

If (i) within 60 days of its receipt of a Request, Northstar Subco does not use its best efforts to negotiate the purchase for cancellation of the relevant Subco Class B Units; or (ii) within 60 days of its receipt of a Request, Northstar Subco has used its best efforts to negotiate the purchase of the Subco Class B Units but Northstar Subco and the holder have failed to agree on the purchase price for the Subco Class B Units; or (iii) within 60 days of the Request, Northstar Subco offers to purchase Subco Class B Units and such offer is accepted by Ventures, and the purchase pursuant to such offer does not close within 90 days of the Request for a reason other than Northstar Subco's inability to proceed for reasons relating to securities laws (such 60th or 90th day, as applicable, the "Enhancement Date"), Ventures shall be entitled to an Enhanced Distribution (as defined below) in respect of the Subco Class B Units that are the subject of the Request.

For ● ending after the Enhancement Date, an additional dividend (the "Enhanced Distribution") shall be paid to Ventures on account of its Subco Class B Units in an amount per Subco Class B Unit equal to 0.1 times the distribution per Subco Class A Unit paid to Northstar Acquisitions in such ●. With respect to the Subco Class B Units, the Enhanced Distribution shall increase by 0.1 times each fiscal quarter, up to a maximum of 0.5 times (i.e. 150%) the distribution amount otherwise payable per Subco Class B Unit. The Enhanced Distribution will be cumulative and payable ●. The Enhanced Distribution may only be paid to Ventures in respect of a ● during which Northstar Subco has paid distributions on the Subco Class A Units to Northstar Acquisitions in an average amount equal to the greater of ● per unit per ● (being the initial full ● amount at Closing of the Offering) and the ● amount paid in the ● preceding the start of such ●.

Redemption Right

The Northstar Subco operating agreement will provide that Northstar Subco has the right (the "Redemption Right"), exercisable at any time and from time to time following the Enhancement Date, and subject to the limits described below, to purchase for cancellation from Ventures, all or any portion of the Subco Class B Units that are subject to

the Enhanced Distribution. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Acquisitions Class B Units.

Upon delivery of a notice (the "Redemption Notice") to Ventures requesting that Ventures sell to Northstar Subco all or a portion of its Subco Class B Units pursuant to the Redemption Right (each such Subco Class B, a "Subject Interest" and collectively, the "Subject Interests"), Ventures shall be required to sell to Northstar Subco such interests. The repurchase of the Subject Interests will occur on such date as is specified by Northstar Subco's Redemption Notice (provided such date shall not be prior to the 30th day following receipt by Ventures of the Redemption Notice).

The Northstar Subco operating agreement will provide that the Redemption Right may only be exercised if, at the time of its exercise, none of Northstar Subco, the Issuer or their respective subsidiaries is in default under the Repurchase Agreement or under any of their indebtedness other than indebtedness to affiliates or would be in default as a result of the exercise of the Negotiation Right and the related repurchase of Units.

The amount that shall be paid by Northstar Subco for the purchase of each Subject Interest pursuant to the Redemption Right will be equal to the fair market value of the Subject Interest at the time of the purchase and shall be payable in cash.

The Northstar Acquisitions operating agreement will provide that Northstar Acquisitions will purchase for cancellation all outstanding Acquisitions Class B Units for a nominal amount on the date that all outstanding Subco Class B Units have been purchased for cancellation by Northstar Subco pursuant to the Negotiation Right or the Redemption Right (the "Acquisitions Redemption Right").

Any purchase for cancellation by Northstar Subco of Subco Class B Units, including pursuant to the exercise by Ventures of the Negotiation Right, or the exercise by Northstar Subco of the Redemption Right, is referred to in this prospectus as a "Repurchase Event".

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the *pro forma* consolidated capitalization of the Issuer before and after giving effect to this Offering but without giving effect to the exercise of the Over-Allotment Option. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

	Outstanding as at ●, 2007	**Assuming Completion of this Offering**
Shareholder's Equity		
Common Shares	Cdn$10.00 (1 Common Share)	Cdn$● (● Common Shares)
Total Capitalization	●	●

THE ISSUER

Share Capital

After giving effect to this Offering, the authorized capital of the Issuer will consist of an unlimited number of Common Shares. Upon completion of this Offering, there will be issued and outstanding ● Common Shares (● Common Shares assuming the exercise of the Over-Allotment Option in full).

The power to allot and issue shares is conferred upon the Board of Directors. Northstar may from time to time amend its Articles to add, change or remove any provision that is permitted by the BCBCA to be, or that is, set out in its Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of its shares; (iii) add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of

shares of the same class or series or into the same or a different number of shares of other classes or series. The holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the Articles to, *inter alia,* add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders holding at least $66^{2/3}$ of the outstanding Common Shares.

Voting

Each Common Share will carry one vote on all matters to be voted on at all meetings of shareholders. Generally, under the BCBCA, the holders of shares of a class are entitled to vote separately as a class, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the property of the Issuer out of the ordinary course of the Issuer's business.

Dividends

The holders of the Common Shares shall be entitled to receive dividends and the Issuer shall pay dividends thereon, if, as and when declared by the directors out of the moneys of the Issuer properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

Liquidation

In the event of the dissolution, liquidation or winding-up of the Issuer, whether voluntary or involuntary, or any other distribution of assets of the Issuer among its shareholders for the purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the Common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Issuer.

Dividend Policy

The Issuer has currently adopted a dividend policy that contemplates an annual dividend of approximately Cdn $● per Common Share. The Issuer will pay dividends on the Common Shares (if declared) on the ● day of each ● (or on the next Business Day, if such day is not a Business Day) to holders of record at the close of business on the last Business Day of the preceding ●, commencing ●, 2007 (the first Business Day after ●).

The Board of Directors may, in its discretion, modify or repeal the Issuer's current dividend policy. No assurances can be made that the Issuer will pay dividends at the level contemplated in the future or at all. Assuming that the Issuer pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an investor would receive, in the aggregate, approximately Cdn $● per year per Common Share in dividends.

Administration

The Issuer will directly administer its reporting and other public issuer obligations, with assistance from Northstar Acquisitions, as required.

NORTHSTAR HOLDCO

Share Capital

Northstar Holdco is a Delaware corporation. The authorized capital of Northstar Holdco will consist of an unlimited number of common shares. Upon closing of this Offering and the transactions contemplated under the Investment Agreement and the Partnership Interests Purchase Agreements, all of the common shares of Northstar Holdco will be held by the Issuer.

Distribution Policy

On Closing, the board of managers of Northstar Holdco will adopt a dividend policy pursuant to which Northstar Acquisitions will distribute all available cash to the maximum extent possible, to the Issuer, subject to applicable law, by way of ● distributions after satisfying its (i) debt service obligations under any credit facilities or other agreements with third parties, if any; and (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes.

NORTHSTAR ACQUISITIONS

Share Capital

Northstar Acquisitions is a Delaware limited liability company. The authorized capital of Northstar Acquisitions will consist of an unlimited number of Acquisitions Preferred Units, Acquisitions Class A Units, Acquisitions Class B Units and Acquisitions Common Units. Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", all of the Acquisitions Class A Units will be held by the Issuer, and all of the Acquisitions Preferred Units and Acquisitions Common Units will be held by Northstar Holdco. On Closing, all of the Acquisitions Class B Units will be held by Ventures.

The Acquisitions Preferred Units will be (i) non-voting, (ii) entitled to a preferential distribution in an amount equal to the operating costs incurred by Northstar Holdco and the Issuer, and (iii) entitled on liquidation to a return of the capital contributed for the Acquisitions Preferred Units, ranking prior to the liquidation entitlements of the Acquisitions Class A Units, the Acquisitions Class B Units and the Acquisitions Common Units.

The Acquisitions Class A Units will be (i) non-voting, except as required under the governing law, (ii) bear a fixed, cumulative ● preferential dividend in the amount of ●% per ●, after all distributions are made to the holders of the Acquisitions Preferred Units, and (iii) entitle the holder on liquidation to a return of capital contributed for the Acquisitions Class A Units, in priority to the Acquisitions Class B Units and the Acquisitions Common Units.

Pursuant to the Repurchase Agreement, the Issuer will purchase the Acquisitions Class A Units from Northstar Holdco for $● million. Northstar Holdco will be obliged to repurchase the Acquisitions Class A Units from the Issuer for an amount that results in the Issuer realizing an internal rate of return of ●% per annum on the purchase price of the Acquisitions Class A Units (the "Repurchase Price"). Northstar Holdco is required to repurchase the Acquisitions Class A Units on the twelfth anniversary following the purchase of the Acquisitions Class A Units by the Issuer. In addition, Northstar Acquisitions will provide an unsecured guaranty (the "Guaranty") to the Issuer in support of Northstar Holdco's obligations under the Repurchase Agreement.

The Acquisitions Class B Units will be (i) voting, (ii) entitled to a ● distribution equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services provided to the Northstar Partnerships under the Management and Cost Sharing Agreement and other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units, such specified percentage being equal to the number of Subco Class B Units held by Ventures at that time, divided by 1000, and (iii) entitle the holder on liquidation to a return of the capital contributed for the Acquisitions Class B Units. As a result, upon a repurchase or redemption of Subco Class B Units, there will be a corresponding decrease in Ventures' economic interest in Northstar Acquisitions.

The Acquisitions Common Units will be (i) voting, (ii) entitled to a ● distribution equal to remaining cash flow (less the distribution to be made to the holders of Acquisitions Class B Units), (iii) payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units, and (iv) entitle the holder thereof to all remaining assets of Northstar Acquisitions on liquidation.

Distribution Policy

On Closing, the board of managers of Northstar Acquisitions will adopt a dividend policy pursuant to which Northstar Acquisitions will distribute all available cash to the maximum extent possible, *pro rata* to Ventures (to the extent of its entitlement to a specified percentage of Northstar Acquisitions' gross management fee revenues under the Acquisitions Class B Units) and to Northstar Holdco, subject to applicable law, by way of ● distributions after satisfying (i) debt service obligations under any credit facilities or other agreements with third parties, if any; (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes; and (iii) the preferred dividends on the Acquisitions Preferred Units to Northstar Holdco and on the Acquisitions Class A Units to the Issuer.

Operating Agreement

The operating agreement of Northstar Acquisitions will describe the terms, conditions and attributes of the Acquisitions Preferred Units, Acquisitions Class A Units, Acquisitions Class B Units and Acquisitions Common Units. See "— Share Capital". The operating agreement of Northstar Acquisitions will also contain the following provisions, a summary which is not intended to be complete:

Pre-Emptive Rights

The operating agreement of Northstar Acquisitions will provide that, so long as Ventures holds a 5% interest in Northstar Acquisitions, it will have the right to maintain its *pro rata* ownership of Northstar Acquisitions in the event that Northstar Acquisitions decides to issue additional membership interests, subject to certain exceptions. If Ventures exercises this pre-emptive right, it will be entitled to participate in the issuance of membership interests of Northstar Acquisitions, at the most favourable price and on the most favourable terms as the applicable securities are to be offered to a third party. This pre-emptive right may be waived by Ventures.

Transferability

The Acquisitions Class B Units held by Ventures may be transferred, provided: (i) 100% of the Acquisitions Class B Units are being transferred; (ii) Ventures first offers its Acquisitions Class B Units to Northstar Holdco, which shall have 30 days to exercise a right of first refusal; and (iii) the transferee agrees to be bound by the operating agreement of Northstar Acquisitions.

Tag-Along Rights

The operating agreement of Northstar Acquisitions will also provide that, on or after Closing, in the event that a person offers to purchase, directly or indirectly, more than 20% of the Acquisitions Common Units and/or Acquisitions Class A Units pursuant to an agreement with Holdco or, in the case of an indirect purchase, pursuant to a non-exempt take-over bid for the Issuer in respect of which the Issuer proposes to enter into a support agreement with such person, then it will be a condition of any such agreement or support agreement that the person will offer to purchase a *pro rata* portion of the Acquisitions Class B Units, on the same terms and subject to the same conditions as are applicable to the direct or indirect purchase of the Acquisitions Common Units and/or Acquisitions Class A Units, as applicable, on the terms and conditions set out in the operating agreement of Northstar Acquisitions. For greater certainty, an offer to purchase Common Shares shall be considered to be an indirect offer to purchase that portion of the Acquisitions Common Units and/or Acquisitions Class A Units held directly or indirectly by the Issuer equal to the portion of the Common Shares subject to the offer.

Drag-Along Rights

The operating agreement of Northstar Acquisitions will also provide that, at any time after Closing, if requested by Northstar Holdco in connection with the sale by Northstar Holdco of more than 10% of its Acquisitions

Class A Units, Ventures shall sell its Acquisitions Class B Units in Northstar Acquisitions *pro rata* on the same terms and subject to the same conditions as are applicable to Northstar Holdco's sale of all of its Acquisitions Class A Units.

Equal Treatment

Without the prior approval of Ventures, Northstar Acquisitions shall not redeem, repurchase, exchange or otherwise compel any transfer of the Acquisitions Class B Units (other than pursuant to the Redemption Right or Negotiation Right) unless the holders of Acquisitions Class A Units are treated on a *pari passu* basis.

Premises

Northstar Acquisitions will maintain an executive office separate and apart from Palladium ASC at 4120 Southwest Freeway, Suite 150, Houston, Texas. The 5,310 square foot facility is leased from a third party at an annually adjusted base rental with an initial base rental rate of $11,606.78 per month, escalating to a base rental of $13,859 per month during the last year of the lease. The lease is set to commence on or about April 15, 2007 and expires in February, 2014 with two five-year renewal options.

NORTHSTAR SUBCO

Share Capital

Northstar Subco is a Delaware limited liability company. The authorized capital of Northstar Subco will consist of an unlimited number of Subco Preferred Units, Subco Class A Units and Subco Class B Units. Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", all of the Subco Class A Units and all of the Subco Preferred Units will be held by Northstar Acquisitions. All of the Subco Class B Units will be held by Ventures. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

The Subco Preferred Units will be (i) non-voting, (ii) entitled to a preferential distribution in an amount equal to the operating costs incurred by Northstar Acquisitions, Northstar Holdco and the Issuer, and (iii) entitled on liquidation to a return of the capital contributed for the Subco Preferred Units, ranking in priority to the liquidation entitlements of the Subco Class A Units and the Subco Class B Units.

The Subco Class A Units will be (i) voting, (ii) entitled to discretionary distributions on a pari passu basis with the holders of the Subco Class B Units after all preferential distributions have been paid to the holders of the Subco Preferred Units, and (iii) on a liquidation, entitled to receive any remaining assets of US Subco after payment of all preferential distributions, such entitlement to rank pari passu with the liquidation entitlements of the Subco Class B Units.

The Subco Class B Units will be (i) voting, (ii) entitled to 0.001% per Subco Class B Unit of the aggregate cash available to be distributed after satisfying the prior entitlements of the holders of the Subco Preferred Units, on a pari passu basis with the holders of the Subco Class A, except as is provided below under the heading "—Distribution Referral", below, and (iii) on a liquidation, entitled to receive 0.001% per Subco Class B Unit of any assets of Subco to be distributed to the holders of the Subco Class A Units and Subco Class B Units, such entitlement shall rank pari passu with the liquidation entitlements of the Subco Class A Units, and (iv) entitled to a "negotiation right" as described under the heading "Retained Interest".

Distribution Policy

On Closing, the board of managers of Northstar Subco will adopt a dividend policy pursuant to which Northstar Subco will distribute all available cash to Northstar Acquisitions and Ventures in accordance with their proportionate holdings of Subco Class A Units and Subco Class B Units, to the maximum extent possible, subject to applicable law, by way of ● distributions after satisfying (i) debt service obligations under any credit facilities or other agreements with third parties, if any; (ii) other expense obligations, including administration expenses, and

withholding and other applicable taxes; (iii) the preferred distribution owed on the Subco Preferred Units; and (iv) the distribution deferral arrangements described below. See "— Distribution Referral".

Operating Agreement

The operating agreement of Northstar Subco will describe the terms, conditions and attributes of the Subco Preferred Units, the Subco Class A Units and the Subco Class B Units. See "— Share Capital". In addition, the operating agreement of Northstar Subco will provide that Northstar Subco will be allocated any additional deductions that result from the increase in tax cost of the underlying assets of Northstar Subco caused by the purchase of a direct or indirect interest in the Northstar Partnerships. Further, Ventures will be allocated any income or gain that relates to the difference between Ventures' allocable share of the tax basis for U.S. federal income tax purposes of Northstar Subco's assets prior to the Closing Date and their agreed upon fair market value determined on the Closing Date.

The operating agreement of Northstar Subco will contain terms substantially similar to those contained in the Northstar Acquisitions operating agreement with respect to pre-emptive rights, restrictions on transfer, tag-along rights, drag-along rights and equal treatment.

Distribution Deferral

The operating agreement of Northstar Subco will also provide that until the earlier of December 31, 2010 or an announced increase in ● dividends by the Issuer, if the Issuer's cash available to pay dividends for any ● is less than 110% of the initial full ● dividend, Ventures' distributions from Northstar Subco shall be deferred by the shortfall.

Ventures shall receive its accumulated deferred distributions from time to time to the extent that 12-month trailing cash available for dividends exceeds 110% of the initial full ● dividend.

THE NORTHSTAR PARTNERSHIPS

Each Northstar Partnership is a limited partnership formed under the laws of Texas.

Capital of the Northstar Partnerships

Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", Northstar Acquisitions will hold an indirect 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and an indirect 60% partnership interest in the Kirby Partnership. These partnership interests include all of the general partnership interest in each Northstar Partnership.

Distribution Policy

Upon completion of the Offering, Northstar GPco will adopt a policy that each Northstar Partnership will distribute its available cash to the maximum extent possible, subject to applicable law by way of ● distributions on its partnership interests to Northstar LPco, Northstar GPco and the Physician Limited Partners after: (i) satisfying its obligations under the Management and Cost Sharing Agreement; (ii) satisfying its debt service obligations, if any, under any credit facility or any credit facilities or any other agreements with third parties; (iii) satisfying its other expense obligations; and (iv) retaining reasonable working capital or other reserves, including amounts on account of capital expenditures and such other amounts as may be considered appropriate by its management committee, subject to the prior approval of Northstar Acquisitions in certain circumstances. Subject to certain limitations and exceptions, each Northstar Partnership, and the Northstar Partnerships as a group, will be limited as to the amount of liabilities that may be incurred.

Partnership Agreements

At Closing, the Physician Limited Partners of each Northstar Partnership, Northstar GPco and Northstar LPco will enter into a Partnership Agreement with respect to their respective Northstar Partnership. Each

Partnership Agreement will have substantially similar terms. The following is a summary of certain provisions of the Partnership Agreements, which summary is not intended to be complete. Reference is made to the Northstar Partnership Agreements for a complete description and the full text of their provisions.

Management

The management of each Northstar Partnership will be divided between two functions: (i) managing medical issues, which will be dealt with by the Medical Board; and (ii) management of the business and commercial operations, which will be managed by Northstar GPco, in its capacity as general partner of the Northstar Partnership, with input from the Operations Committee. The Physician Limited Partners of the Palladium Partnership will elect 45% of the Operations Committee members (30% if the Over-Allotment Option is exercised in full) with Northstar GPco electing the remaining 55% of the members (70% if the Over-Allotment Option is exercised in full). The Physician Limited Partners of the Kirby Partnership will elect 40% of the Operations Committee members with Northstar GPco electing the remaining 60% of the members.

Certain management responsibilities for each Northstar Partnership will be carried out on behalf of Northstar GPco by Northstar Acquisitions pursuant to the terms of a Management and Cost Sharing Agreement. Under the terms of each Marketing Agreement, Northstar Acquisitions will assist the respective Northstar Partnership by providing management services including marketing, purchasing, billing and collections for a fee of 5.5% of the Northstar Partnership's monthly net collected revenues.

Medical Board

The Medical Board of each Northstar ASC will be comprised of three to five Physician Limited Partners and is responsible for the establishment and implementation of policies and procedures regarding medical issues that are required by law to be solely within the control of surgeons. A representative of Northstar GPco will be entitled to participate in any meeting of the Medical Boards as a non-voting observer.

Operations Committee

Each Northstar Partnership shall establish an Operations Committee to monitor the business affairs of each Northstar ASC that are not otherwise: (i) the responsibility of the Medical Board or Northstar GPco; or (ii) provided for under the Management and Cost Sharing Agreement. The Operations Committee of each Northstar Partnership shall also function as a vehicle by which the Physician Limited Partners may formally communicate with Northstar GPco. The Operations Committee of each Northstar Partnership shall consist of five members. The Physician Limited Partners of the Palladium Partnership shall elect 45% of the Operations Committee's members with Northstar GPco electing 55% of the members. In the event of the exercise of the Over-Allotment Option, Northstar GPco will be entitled to elect 70% of the members of the Operations Committee of the Palladium Partnership. The Physician Limited Partners of the Kirby Partnership shall elect 40% of the Operations Committee members with Northstar GPco electing 60% of the members. Members of the Operations Committee shall serve for such terms as determined by the applicable election vote and any of such members may be removed at any time and without cause by the vote of the parties that so elected them.

Distributions and Allocation of Income

A Northstar Partnership's available cash will be distributed, and its income will be allocated, from time to time among Northstar LPco, Northstar GPco and the Physician Limited Partners in accordance with their respective percentage interests in the Northstar Partnership.

Majority Physician Vote

Certain actions by the Northstar Partnerships are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners. These actions include:

- the ability of the Northstar Partnership to borrow funds;
- the ability of the Northstar Partnership to issue limited partnership units to a new partner;

- the establishment of fees charged by the Northstar ASC with respect to services provided at the Northstar ASC;
- the approval of any conflicts related to Northstar GPco;
- a compulsory sale by a Physician Limited Partner of his or her interests in a Northstar Partnership if necessary to comply with regulatory requirements;
- a change of name of the Northstar Partnership;
- the sale of a redeemed a partnership interest held by an existing Physician Limited Partner to a new Physician Limited Partner;
- the dissolution of the Northstar Partnership; and
- the approval of the annual budget and annual plan.

Notwithstanding any approval process by the Physician Limited Partners regarding a Northstar Partnership's annual budget and annual plan, Northstar GPco has the right and authority, pursuant to the Management and Cost Sharing Agreement, to continue to operate the relevant Northstar ASC in a manner that preserves the business of the Northstar ASC and its goodwill, business relationships and physical plant.

Covenant Not to Compete

Under the Partnership Agreements, during the time that a Physician Limited Partner is a partner and for two years thereafter, a Physician Limited Partner may not directly or indirectly (other than, with respect to the Kirby Partnership, as an employee of Baylor College of Medicine or Methodist Hospital) own, control, finance or participate in the profits or revenues of any business that engages in competition with such Northstar ASC anywhere within a 20-mile radius of the Northstar ASC; provided that a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility.

In addition, under the Partnership Interests Purchase Agreements, any Physician Limited Partner who is also a seller of partnership interests may not, for a period of five years, directly or indirectly own an interest in a competitive facility.

Continuing Obligations of the Physician Limited Partners

In addition to the covenant not to compete referenced above, each Physician Limited Partner has certain continuing obligations and incentives (and corresponding penalties) under the Partnership Agreement, including:

- the satisfaction of an "Income/Procedures Test", that requires the Physician Limited Partner, in any given 12-month period, to perform at the applicable Northstar ASC at least 75% of the total number of procedures approved to be performed at an ASC that were performed by the Physician Limited Partner during that period;
- the retention of his or her status as a "Qualified Investor" in the relevant Northstar Partnership, which includes complying with applicable laws and regulations and maintaining all licensing, professional credentials and professional liability insurance; and
- the performance of a minimum number of procedures at the Northstar ASC (in the case of Palladium ASC, 75% of his or her volume during the 12-months immediately preceding the Closing Date and, in the case of Kirby ASC, a specified number of procedures, based upon specialty).

Rights to Purchase Partnership Interests of Physician Limited Partners

Upon a breach of the Partnership Agreement by a Physician Limited Partner, all of that Physician Limited Partner's rights under the Partnership Agreement shall terminate and his partnership interests may be redeemed by the Partnership for $1.00. In addition, the Partnership has the right to purchase the partnership interests of its Physician Limited Partners at net book value upon their death, disability, retirement or bankruptcy. These repurchased partnership interests may then be resold to new surgeons who will be admitted as new Physician Limited Partners with the consent of a majority in interest of the existing Physician Limited Partners, not to be unreasonably withheld, so as to promote the continued viability of the Northstar Partnership with a new generation of surgeons.

Transfer

The Partnership Agreements prohibit the transfer of partnership interests by Physician Limited Partners. No transfer restrictions apply to the partnership interests held by Northstar GPco or Northstar LPco.

Admission of New Physician Limited Partners

Northstar GPco may admit new Physician Limited Partners upon a written vote of a majority in interest of the existing Physician Limited Partners. The admission of a new Physician Limited Partner will dilute the existing Physician Limited Partners on a *pro rata* basis. The partnership interests of Northstar GPco and Northstar LPco in the Northstar Partnerships are not subject to dilution.

GOVERNMENT REGULATION

The healthcare industry is heavily regulated. The Northstar ASCs, as with all ASCs in the United States, are subject to numerous federal, state and local laws, rules and regulations. These laws, rules and regulations relate to the structure, ownership, reimbursement and operation of ASCs and can affect the level or scope of services or procedures provided. The following is a discussion of the principal laws, rules and regulations that will affect the Northstar ASCs.

Licensure and Accreditation

The Northstar ASCs are subject to state and local licensing regulations that primarily address safety and consumer protection ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. Each state determines the specific requirements ASCs must meet for licensure and most state licensure programs require rigorous initial and ongoing inspection and reporting. In Texas, in connection with obtaining the requisite state license, an ASC becomes certified to participate in the state Medicare program. Medicare and Medicaid reimburse ASCs for certain procedures only. Generally, Medicare and Medicaid reimbursement services are limited to elective procedures with short anaesthesia and operating times not requiring an overnight stay. See "— Medicare and Medicaid Participation in ASCs".

ASCs can also seek voluntary accreditation from either the Joint Commission on Accreditation of Healthcare Organizations, the Accreditation Association of Ambulatory Health Centers or the Association for Accreditation of Ambulatory Surgery Centers. These organizations establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of healthcare facilities.

See "Risk Factors — Risks Related to our Business — Regulation — Licensure and Accreditation".

Medicare and Medicaid Reimbursement

Medicare is a federally-funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low-income persons. In Texas, the Department of Health Services is responsible for both ASC state licensing and Medicare certification and participation in Medicare is required for participation in the state Medicaid program.

To participate in the Medicare program and receive Medicare payments, an ASC must meet certain conditions of coverage under the so-called Part B rules and regulations promulgated by CMS. Among other things, these regulations relate to the type of facility, its governance, medical staff structure, equipment, its professional nursing personnel and its quality and standards of care, as well as compliance with state and local laws and regulations. Medicare certified ASCs are subject to annual onsite surveys to maintain certification and failure to comply with conditions of coverage may result in loss of program payment or other governmental sanctions. Management believes that the Northstar ASCs have established ongoing quality assurance activities to monitor and ensure the Northstar ASCs' compliance with these conditions of coverage.

Medicare payments for procedures performed at ASCs are not based on costs or reasonable charges. Instead, Medicare prospectively determines fixed payment amounts for procedures performed at ASCs using a grouping of ASC procedures that are tied to levels of reimbursement. These amounts are adjusted for overhead and regional wage variations. To the extent that any such services are provided by the Northstar ASCs, Texas' Medicaid program pays the Northstar ASCs a fixed payment for their services. With respect to services for which reimbursement is sought under Medicare, ASCs are reimbursed under Part B of Medicare.

CMS has proposed substantial changes in reimbursement and coverage to be phased-in beginning in January 2007. These changes will have a net effect of decreasing reimbursement levels but increasing the number of procedures that will be covered. Payments for ASC services will be aligned in proportion to the outpatient prospective payment system ("OPPS") used with hospital-based (as opposed to ASC) outpatient surgery. By January 1, 2008, CMS estimates that the revised ASC rates would be 62% of the corresponding OPPS payment rates, as compared with the estimated 88 to 92% of OPPS rates now existing. Although this is lower than current rates of reimbursement in comparison to the hospital outpatient surgery setting and is generally lower than current rates of reimbursement to ASCs, the cost of providing a particular surgical service at an ASC is generally lower than at a hospital.

Given the significant adverse payment changes for some procedures under the revised payment system, CMS is proposing a two-year transition from the current ASC payment rates to the new payment rates. While the Northstar ASCs receive a relatively small proportion (approximately 1%) of their revenues from Medicare and Medicaid, it should be noted that some third-party payor programs, especially those under managed care or "in-network" contracts, tie their reimbursements to Medicare fee schedules.

A positive development for ASCs generally is that CMS is expanding access to procedures in the ASC setting during the next two years. The new rule adds 14 procedures to the list of surgeries for which Medicare would make a facility payment to ASCs effective January 1, 2007.

The *U.S. Deficit Reduction Act of 2005* requires states to enact laws related to compliance and enforcement of anti-fraud and abuse laws involving the state Medicaid Program. The new requirements apply to any entity that receives or makes annual payments of at least $5,000,000 under a state Medicaid plan. While no Northstar ASC meets this threshold, nor at this time does the collective group of Northstar ASCs meet this threshold, all Medicaid providers are subject to recoupment of monies for improper billing. To date, Texas has not enacted such legislation.

See "Risk Factors — Risks Related to our Business".

Anti-Kickback Laws

Federal Anti-Kickback Statute

The *United States Medicare/Medicaid Fraud and Abuse Anti-Kickback Statute* (the "Anti-Kickback Statute") prohibits "knowingly or wilfully" paying money or providing remuneration of any sort in exchange for federally-funded referrals. Courts have interpreted the Anti-Kickback Statute very broadly. Specifically, the courts have found that the term "remuneration" can include "anything of value in any form whatsoever" and that remuneration is illegal if "any" portion of the remuneration is intended to induce referrals. Because the Physician Limited Partners are in a position to generate referrals to the centres, the distribution of available cash to investors could come under scrutiny under the Anti-Kickback Statute.

The Anti-Kickback Statute applies to any centre that provides services reimbursed by a government program such as Medicare or Medicaid, including ASCs. The Anti-Kickback Statute is applicable to the Northstar ASCs even though Medicare and Medicaid reimbursement represents a small proportion (approximately 1%) of the Northstar Partnerships' net patient service revenues.

The Department of Health and Human Services ("DHHS") has provided guidance for compliance with the Anti-Kickback Statute in physician investments, including the following:

- a party cannot offer more or less shares to a physician based on the physician's referrals to the ASC;
- returns on investment in an ASC must be related to the ownership of shares and may not be related to the number of referrals made by an investor to the ASC;
- each investor must pay fair market value for shares in an ASC;
- subject to safe harbour compliance, the ASC must not provide the ability to redeem an investor based on an investor's failure to bring cases or generate business for the ASC; and
- no party should pay any amount to physicians for services unless such payments are fair market value and such services are unrelated to the volume or value of referrals generated for the ASC.

DHHS has issued regulations containing "safe harbours" to the Anti-Kickback Statute that are specifically applicable to ASCs. These safe harbours are generally narrow, difficult to measure or monitor, and do not cover a wide range of economic relationships which many hospitals, physicians or other healthcare providers consider to be legitimate business arrangements. In addition, the Anti-Kickback Statute contains a "small business" safe harbour. To comply with this safe harbour:

- no more than 40% of the value of the investment interests of each class of investments may be held in the previous fiscal year or previous 12-month period by investors who are in a position to make or influence referrals to, furnish items or services to, or otherwise generate business for, the entity (for purposes of this section, equivalent classes of equity investments may be combined, and equivalent classes of debt instruments may be combined);
- terms offered to passive investors in a position to refer, furnish items or services, or generate business must not be different than terms offered to other passive investors;
- terms offered to an investor in a position to refer, furnish items or services, or generate business must not be related to the previous or expected volume of referrals, items or services furnished, or the amount of business generated from that investor to the entity;
- there must not be a requirement that passive investors make or be in a position to make referrals, furnish items or services, or generate business as a condition for remaining investors;
- the entity or an investor may not market or furnish items or services to passive investors differently than to non-investors;
- no more than 40% of the entity's gross revenues related to the furnishing of healthcare items and services in the prior fiscal year or previous 12 months, may come from referrals or business otherwise generated from investors;
- funds must not be loaned or guaranteed by an entity, another investor or other individual or entity acting on behalf of the entity to an investor in a position to make referrals, furnish items or services, or generate business if the investor uses any part thereof to obtain the investment interest; and

- the return on the investment must be directly proportional to the amount of the capital investment.

As a result of the Issuer's structure, Northstar would not qualify for this "small business" safe harbour. However, failure to satisfy a safe harbour does not imply a violation of the Anti-Kickback Statute.

The Northstar ASCs are not currently in compliance with the safe harbours to the Anti-Kickback Statute because the Northstar ASCs do not meet the narrowly-defined criteria of the safe harbours. Further, management believes that Northstar will not be able to satisfy all of the requirements of a safe harbour in the future. The Northstar ASCs do, however, incorporate key compliance guidelines into their legal documents and operations. While management believes that the Northstar ASCs would have arguments in support of substantial compliance with Medicare rules, in the event of a challenge alleging violations of the Anti-Kickback Statute, no guarantee exists that such allegations could not be successfully brought. The potential success of such allegations would be dependent on the facts and circumstances surrounding the Northstar ASCs and their operations. Violations of the Anti-Kickback Statute can result in both civil and criminal sanctions. In addition to repayment of monies to the government, a violator may face fines and possible exclusion from the Medicare program. Mandatory compliance via a corporate integrity agreement would likely be imposed as a condition of continued participation. In addition, the Northstar ASCs, their Physician Limited Partners or other surgeons that use the ASCs could be subject to sanctions, including loss of professional licenses, exclusion from the Medicare and Medicaid programs and substantial fines and/or imprisonment. Nonetheless, management believes that the Northstar model (where Northstar holds a majority ownership interest in all of the Northstar ASCs and the minority Physician Limited Partners perform all of their surgeries at the Northstar ASCs) is widely used in the healthcare industry.

See "Risk Factors — Risks Related to our Business — Regulation — Anti-Kickback Statute".

State Anti-Kickback Statute and Physician Disclosure Laws

Many states, including Texas, have laws that prohibit payment of kickbacks or other remuneration in return for the referral of patients regardless of payor source. Compliance with federal Anti-Kickback safe harbours is deemed compliance for state law purposes. In the absence of extensive judicial guidance, there can be no assurances that the activities of the Northstar ASCs will be found to be in full compliance with these laws. Non-compliance with these laws could subject the Northstar Partnerships and the Physician Limited Partners to penalties and sanctions and would have a material adverse effect on the venture.

Texas law does not prohibit physician ownership of ASCs or referrals or payments from an ASC in which a physician has an ownership interest if the payment or business arrangement is in compliance with the *Fraud and Abuse Statute* or regulations thereunder. The State of Texas has an illegal remuneration statute (Chapter 102.1 of the *Occupations Code*) that prohibits payment of any kind for referrals to a person licensed, certified or registered by a state health care regulatory agency. However, this law permits any payment, business arrangement, or payment practice permitted under the Anti-Kickback Statute. The Anti-Kickback Statute contains safe harbours that permit referrals by a physician to an ASC in which a physician has an ownership interest.

Texas state law requires a physician to disclose a financial relationship before a referral is made. As long as this disclosure is made, the physician and ASC will not be in violation of the Texas statute. Management is of the view that, if an arrangement is in compliance with the Anti-Kickback Statute and Stark Act, such arrangement should be permissible under Texas state law.

Management believes that the Northstar ASCs will be in substantial compliance with the physician self-referral laws of Texas.

Texas Workers' Compensation

Texas is the only state that allows employers to choose, with few exceptions, whether to provide workers' compensation, (e.g., public employers and employers that enter into a building or construction contract with a governmental entity must provide workers' compensation). In 2005, Texas enacted sweeping reforms to its workers' compensation laws which included shifting oversight of certain program components to the Texas Department of Insurance from the Texas Workforce Commission. Texas workers' compensation plans now resemble group health insurance plans with limitations on medical necessity, participation and prompt pay rules. Virtually all workers'

compensation arrangements in Texas are funded by employers and offered through private health insurance companies and not through any government payor. Many of the issues relating to workers' compensation reimbursement will be similar to those currently faced with private third-party payor arrangements, particularly those involving managed care contracts. The new law requires certification for workers' compensation networks and makes employee participation mandatory when the injured worker's employer chooses a network plan and the worker lives within the network service area. Only doctors who have a certificate of registration on the Texas workers' compensation approved doctor list can serve as a "treating doctor". The new law allows networks to designate the specialty or specialties of doctors that may serve as treating doctors.

False Claims Legislation

Under the *United States Criminal False Claims* Act, (the "False Claims Act") individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. The False Claims Act, which has a relatively long statute of limitations set out in section 3.73(b) of the U.S. Code, defines "knowingly" to include not only actual knowledge of a claim's falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Violations of the False Claims Act can result in both criminal sanctions (including fines and imprisonment) and civil penalties, as well as exclusion from Medicare or Medicaid programs. Claims filed with private insurers can also lead to federal false claims liability including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes.

The U.S. federal government has accused an increasing number of healthcare providers of violating the False Claims Act. Specifically, it has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant merely should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The U.S. federal government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care was substandard. Management believes that the Northstar ASCs are in compliance with the False Claims Act.

See "Risk Factors — Risks Related to our Business — Regulation — False Claims Legislation".

Patient Records and Confidentiality of Protected Health Information (HIPAA)

In 1996, Congress enacted the *Health Insurance Portability and Accountability Act* ("HIPAA"). HIPAA mandates an extensive set of "administrative simplification" regulations designed to streamline the electronic transmission of health claims and protect the privacy and security of patient health information. The portions of HIPAA that will have the greatest effect on the Northstar ASCs are those regulations relating to uniform standards for electronic healthcare transactions, security and privacy.

The HIPAA regulations require all healthcare providers, healthcare clearinghouses and health plans who submit electronic transactions to do so in a nationally standardized format. This promotes uniformity in claims and other electronic data communications between payors and providers.

Federal privacy regulations issued pursuant to HIPAA require healthcare providers to protect the confidentiality of patient health information in any form, including electronically stored or transmitted information. The HIPAA privacy regulations require patient authorization for many uses and disclosures of health information and contain administrative requirements designed to ensure that covered entities exercise prudent privacy practices. For example, HIPAA requires that covered entities maintain detailed records of all disclosures of a patient's data, and make these records available to the patient upon his or her request; develop and adhere to strict privacy policies and furnish privacy notices to patients, provide privacy training for all employees, implement physical, technical, and administrative safeguards to prevent intentional or accidental misuse of health information, and designate a "privacy officer" to oversee implementation of these requirements. A covered entity may disclose protected health information to a business associate and may allow a business associate to create or receive protected health information on its behalf only if the parties execute a written agreement setting forth requirements on the use, disclosure and protection of such protected health information, and the handling of such information upon termination of the contract. Covered entities are not liable for the privacy violations of business associates as long as the covered entities comply with their obligations under HIPAA. The Northstar ASCs require business associates to enter into a written agreement in compliance with the federal privacy regulations to protect the Northstar ASCs from potential liability for a violation by their business associates.

Violations of HIPAA's many detailed requirements can result in the imposition of civil money penalties or, for knowing and wilful violations, criminal sanctions including fines and imprisonment. In addition, a covered healthcare entity can be held responsible for violations of HIPAA by any organization to whom it discloses information, even if the original disclosure was permitted.

Management believes that the ASCs have appropriate HIPAA policies and procedures in place. Each ASC has a privacy officer who has overseen the implementation of mechanisms to allow employees to report questionable practices or ask questions regarding HIPAA compliance.

See "Risk Factors — Risks Related to our Business — Regulation — HIPAA".

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services. In the current situation, the Northstar ASCs intend to take no action that could be characterized as being in violation of such statutes. The Northstar ASCs have policies to forbid exclusive dealing, tying, and monopolization or price fixing arrangements. Moreover, the Northstar ASCs will not discourage the use of any other provider's facility or health plan and will not require the use of the Northstar ASCs to the exclusion of other sites. See "Risk Factors — Risks Related to our Business — Regulation — Antitrust".

The Stark Act

The U.S. federal physician self-referral law, commonly referred to as the Stark Act, prohibits a physician from making a referral for certain "designated health services" to an entity if the physician or a member of the physician's immediate family has a financial relationship with the entity. A financial relationship is defined to include ownership or investment in, or a compensation relationship with, an entity. The Stark Act also prohibits an entity receiving a prohibited referral from billing the Medicare or Medicaid programs for any services rendered to the patient. The Stark Act contains certain exceptions, which protect parties from liability under the Stark Act if the parties comply with the requirements of the exceptions. The sanctions under the Stark Act include denial and refund of payments, civil monetary penalties and exclusion from the Medicare and Medicaid programs.

The Northstar ASCs are not subject to the Stark Act because they do not furnish and bill separately for "designated health services". Under the Stark Act, "designated health services" include clinical laboratory services, physical therapy services; occupational therapy and speech-related language pathology services; radiology and other imaging services; radiation therapy; the provision of durable medical equipment and supplies; the provision of parenteral and enteral nutrients, the provision of equipment and supplies; the provision of prosthetics, orthotics and prosthetic devices and supplies; home health services; and outpatient prescription drugs; inpatient and outpatient hospital services. CMS has taken the position that that ASC procedures performed in an independent ambulatory surgery centre are not designated health services. In addition, CMS has clarified that services that would otherwise constitute designated health services under the Stark Act, but that are paid by Medicare as part of a composite payment for a group of services as a separate benefit (for example, the ambulatory surgical centre rate), are not designated health services for purposes of the Stark Act prohibitions. No separate charge may be made for such designated health services that are performed as part of the ambulatory surgical procedure.

Corporate Practice of Medicine

Many states, including Texas, prohibit non-physicians from engaging in the practice of medicine. In certain states this prohibits a business corporation from employing a physician. Other states interpret the "practice of medicine" broadly to include decisions that impact the practice of medicine, even where the physician is not employed by the corporation and the corporation exercises no discretion with respect to the diagnosis or treatment of patients.

Management's standard practice is to avoid the exercise of any responsibility on behalf of the surgeons that use the Northstar ASCs that could be construed as affecting the practice of medicine. Accordingly, management believes that it will be in compliance with applicable state laws relating to the corporate practice of medicine.

However, because such laws have been subjected to only limited judicial and regulatory interpretation, no assurance can be given that, if challenged, the Northstar ASCs will be adjudicated to be in compliance.

Other Regulations

ASCs are subject to many other rules regulating waste disposal, laboratory services and occupational safety and health, many of which are incorporated into the licensing and accreditation standards. Management believes that the operations of the Northstar ASCs have been in substantial compliance with the terms of these laws and that no liabilities exist that could reasonably be expected to have a material adverse effect on Northstar's business or financial condition.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before making an investment decision. The risks described below are not the only ones facing Northstar and holders of the Common Shares. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations or have an adverse effect on us.

Our business, results of operations, cash flows or prospects, financial condition, revenues or profitability could be materially adversely affected by any of these risks and uncertainties. The trading price of the Common Shares could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See "Forward Looking Statements".

Risks Related to our Business

We are subject to general business risks in the ASC industry

We will be subject to general business risks inherent in the ASC industry, including changing surgeon and patient preferences, the inability to collect a profitable level of fees, increases in labour costs and other operating costs, possible future changes in labour relations, competition from or the oversupply of other similar surgical facilities, changes in neighbourhood or location conditions and general economic conditions, health related risks, disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing. Moreover, there is no assurance that the performance achieved to date at the Northstar ASCs and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect our business, results of operations and financial condition.

We depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs

We are dependent on private and, to a lesser extent, governmental third-party sources of payment for the procedures performed in our ASCs. Our competitive position has been, and will continue to be, affected by reimbursement initiatives undertaken by third-party payors, including insurance companies, and, to a lesser extent, employers, and Medicare and Medicaid.

As an increasing percentage of patients become subject to healthcare coverage arrangements with managed care payors, our success may depend in part on our ability to negotiate favourable contracts on behalf of our facilities with managed care organizations, employer groups and other private third-party payors. There can be no assurances that we will be able to enter into these arrangements on satisfactory terms in the future. Also, to the extent that our ASCs have managed care contracts currently in place, there can be no assurance that such contracts will be renewed or the rates of reimbursement held at current levels.

As with most government reimbursement programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect our revenues and results of operations. CMS has recently introduced substantial changes to reimbursement and coverage with the phase-in beginning in January 2007. As a result, reimbursement levels are decreasing but coverage is being expanded. See "Government Regulation — Medicare and Medicaid Reimbursement".

Our operating margins may continue to be under pressure as a result of changes in payor mix and growth in operating expenses in excess of increases in payments by third-party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients and residents is limited. This could have a material adverse effect on our business, operating results and financial condition.

We depend on our surgeons and other key personnel

Our success depends, in part, on our ability to attract and retain quality surgeons. There can be no assurance that we can continue to attract high quality surgeons, facility staff and technical staff to our ASCs. In addition, notwithstanding contractual commitments given by certain of our surgeons who are selling Physicians Limited Partners under the Partnership Interests Purchase Agreements to maintain certain specified volume levels, there can be no assurances that our current surgeons will continue to practice at our ASCs at their current levels, if at all. An inability to attract and retain surgeons may adversely affect our business, results of operations and financial condition.

Our success will also depend on the efforts and abilities of our management, as well as our ability to attract additional qualified personnel to manage operations and future growth. Although we have entered into employment agreements with certain of our key employees, we cannot be certain that any of these employees will not voluntarily terminate their employment. Also, at this time, we do not maintain any key employee life insurance policies on any management personnel or Physician Limited Partners, but may do so in the future. The loss of a member of management, other key employee, Physician Limited Partners or other surgeons who use our ASCSs could have an adverse effect on our business, operating results and financial condition.

Our business is not diversified

Presently, our only business is the ownership and operation of the two Northstar ASCs and the management of the two Managed Centres. Therefore, we are entirely dependent on the success of these ASCs for all of our revenues. Investors will not have the benefit of further diversification of operations or risk until such time, if ever, that we acquire or develop additional ASCs, manage additional ASCs, or undertake other related business opportunities.

In addition, the Northstar ASCs and the Managed Centres are located in Texas. As a result of this concentration, we are particularly susceptible to downturns in the local and regional economy, changes in local or state regulation, or to reductions in Texas' Medicaid and/or Medicare payments to healthcare providers.

We face significant competition from other healthcare providers

We will compete with other ASCs and hospitals for patients, physicians, nurses and technical staff. Some of our competitors have long-standing and well-established relationships with physicians and third-party payors in the community. Some of our competitors are also significantly larger than us, may have access to greater marketing, financial and other resources and may be better known in the general community. The competition among ASCs and hospitals for physicians and patients has intensified in recent years. Some hospitals have imposed restrictions on the credentials of their medical staff (called conflict of interest credentialing) where these physicians hold an ownership in a competing ASC. The Northstar ASCs will face competition from other ASCs and from hospitals that perform similar outpatient services, both inside and outside of the Northstar ASCs' primary service areas. Further, some traditional hospitals have recently begun forming joint ventures with surgeons whereby the hospital manages and the hospital and surgeons jointly own the ASC. Patients may travel to other facilities for a variety of reasons. These reasons include physician referrals or the need for services the Northstar ASCs do not offer. Patients and their physicians who seek services from these other facilities may subsequently shift their preferences to those facilities and away from the Northstar ASCs.

Some of these competing facilities offer a broader array of outpatient surgery services than those available at the Northstar ASCs. In addition, some of the Northstar ASCs' direct competitors are owned by non-profit or governmental entities, which may be supported by endowments and charitable contributions or by public or governmental support. These hospitals can make capital expenditures without paying sales tax, may hold the property without paying property taxes and may pay for the equipment out of earnings not burdened by income taxes. This competitive advantage may affect the Northstar ASCs' inability to compete effectively with these non-profit or governmental entities.

There are several large, publicly traded companies, divisions or subsidiaries of large publicly held companies, and several private companies that develop and acquire multi-specialty ASCs, and these companies may compete with us in the acquisition of additional ASCs. Further, many surgeon groups develop ASCs without a corporate partner, using consultants who typically perform these services for a fee and who take a small or no equity interest in the ongoing operations of an ASC. We can give no assurances that we can compete effectively in these areas.

If we are unable to compete effectively to recruit new physicians, attract patients, enter into arrangements with managed care payors or acquire new ASCs, our ability to implement our growth strategies successfully could be impaired. This may have an adverse effect on our business, results of operations and financial condition.

Regulation

The Northstar ASCs are subject to numerous federal, state and local laws, rules and regulations. See "Government Regulation". Regulations that may have the most significant affect on our business are:

Licensure and Accreditation

Healthcare facilities, such as the Northstar ASCs, are subject to professional and private licensing, certification and accreditation requirements. See "Government Regulation — Licensing and Accreditation". These include, but are not limited to, requirements imposed by Medicare, Medicaid, state licensing authorities, voluntary accrediting organizations and third-party private payors. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Northstar ASCs that could be burdensome and expensive. We believe that the Northstar ASCs are currently in material compliance with all applicable licensing, certification and accreditation requirements. However, the applicable standards may change in the future. There can be no assurance that each of the Northstar ASCs will be able to maintain all necessary licenses or certifications in good standing or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations in good standing, or the expenditure of substantial funds to maintain them, could have an adverse effect on our business, results of operations and financial condition.

In addition, in order to perform medical and surgical procedures in Texas, physicians must be licensed by the Texas Medical Board. Professional nurses and technical staff must also be licenced under state law. There can be no assurance that any particular physician, nurse or technical staff member who has medical staff privileges at the Northstar ASCs will not have his or her licence suspended or revoked by the Texas Medical Board or be sanctioned by the Department of Health and Human Services ("DHHS"), Office of Inspector General ("OIG"), for violations of federal Medicare laws. If a licence is suspended or revoked, or if such physician, nurse or technical staff member is sanctioned by the OIG and excluded from the Medicare program, such physician, nurse or technical staff member may not be able to perform surgical procedures at the Northstar ASCs, which may have an adverse affect on our operations and business.

Anti-Kickback Statute

The Anti-Kickback Statute prohibits "knowingly or wilfully" paying money or providing remuneration of any sort in exchange for federally-funded referrals. While the DHHS has issued regulations containing "safe harbours" to the Anti-Kickback Statute, including those specifically applicable to ASCs, our operations and arrangements do not comply with all of the requirements. As we do not have the benefit of the safe harbours, we are not immune from government review or prosecution. However, we believe that the business operations of the Northstar ASCs are structured to substantially comply with applicable anti-kickback laws. To the extent safe

harbour protection is not available, the agreements governing the structure and operations of the Northstar ASCs include provisions to mitigate against alleged kickbacks or other inducements. See "Government Regulation — Anti-Kickback Laws".

Violations of the Anti-Kickback Statute can result in both civil and criminal sanctions. In addition to repayment of monies to the government, a violator may face fines and possible exclusion from the Medicare program. Additionally, there can be no assurance that other anti-kickback laws or regulations will not be enacted in the future that could have a material adverse effect on the Northstar ASCs.

False Claims Legislation

Under the False Claims Act, individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. While the Northstar ASCs have a compliance program and policies to create a corporate culture of compliance with these laws, failure to comply could result in monetary penalties (up to three times the amount of damages), fines and/or imprisonment, which could have an adverse effect our business, results of operations and financial condition. See "Government Regulation — False Claims Legislation".

HIPAA

Our ASCs are subject to HIPAA, which mandates industry standards for the exchange of electronic health information. See "Government Regulation — Patient Records and Confidentiality of Protected Health Information (HIPAA)". While we believe that we have implemented systems to bring us into material compliance with HIPAA, we cannot ensure that the business associates to whom we provide information will comply with HIPAA standards. In addition, we cannot guarantee compliance or estimate the cost of compliance with standards of implementation that have not yet been finalised. If we, for whatever reasons, fail to comply with these standards, or any state statute that governs an individual's right to privacy that are not pre-empted by HIPAA, we could be subject to criminal penalties and civil sanctions, which could have an adverse effect on our business, financial condition and results of operations.

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services. See "Government Regulation — Antitrust".

Notwithstanding the Northstar Partnerships' efforts to aggressively and fully comply with all antitrust laws, a significant amount of ambiguity exists with respect to the application of these laws to healthcare activities. Thus, no assurance can be provided that an enforcement action or judicial proceeding will not be brought against the Northstar ASCs or that the ASCs will not be liable for substantial penalties, fines and legal expenses and the investors may sustain a partial or complete loss of value of their investment in the Northstar Partnerships.

Other Regulations

In addition to the regulatory initiatives described above, healthcare facilities, including the Northstar ASCs, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that may affect their operations, facilities, and properties. Violations of these laws could subject us to civil penalties and fines for not investigating and remedying any contamination by hazardous substances, as well as other liability from third parties.

Typical healthcare facility operations include the handling, use, storage, transportation, disposal and discharge of hazardous, infectious, toxic, radioactive, flammable, and other hazardous materials, wastes, pollutants, or contaminants. Although we believe the Northstar ASCs are currently in material compliance with all applicable environmental laws and regulations, and expect such compliance will continue in the future, there can be no assurance that the Northstar ASCs will not violate the requirements of one or more of these laws or that we will not have to expend significant amounts to remediate or ensure compliance.

We may be unable to implement our organic growth strategy

Future growth will place increased demands on our management, operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management attention. To accommodate our anticipated future growth, and to compete effectively, we will need to continue to implement and improve our management, operational, financial and information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to implement and improve our management, operational, financial and information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth. We can give you no assurances that that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that our financial resources and management attention on the expansion of our operations will not adversely affect our business, result of operations and financial condition.

We may be unable to implement our acquisition strategy

Our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition transactions. We may encounter numerous business risks in acquiring additional ASCs, and may have difficulty operating and integrating these ASCs. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our investment. If we are not able to execute our acquisition strategy, our ability to increase revenues and earnings through external growth will be impaired.

In addition, we will need capital to acquire other centres, acquire, integrate, operate and expand the Northstar ASCs. We may finance future acquisition and development projects through debt or equity financings and may use Common Shares for all or a portion of the consideration to be paid in future acquisitions. To the extent that we undertake these financings or use Common Shares as consideration, our shareholders may experience future ownership dilution. To the extent debt is incurred, we may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. In the event that our Common Shares do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our Common Shares as all or part of the consideration, we may be required to use more of our cash resources, if available, or to rely solely on additional financing arrangements to pursue our acquisition and development strategy. However, we may not have sufficient capital resources or be able to obtain financing on terms acceptable to us for our acquisition and development strategy, which would limit our growth. Without sufficient capital resources to implement this strategy, our future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to us.

We may incur unexpected, material liabilities as a result of acquiring ASCs

Although we have obtained indemnification from the sellers under the Partnership Interests Purchase Agreements covering unknown or contingent liabilities, and although we intend to conduct due diligence on any future acquisition, we may inadvertently invest in ASCs that have material liabilities, arising from, for example, the failure to comply with government regulations or other past activities. Although the Northstar ASCs will have the benefit of professional and general liability insurance, we do not currently maintain and are unlikely to acquire insurance specifically covering every unknown or contingent liability that may have occurred prior to our investment in the Northstar ASCs, particularly those involving prior civil or criminal misconduct (for which there is no insurance). Incurring such liabilities as a result of future acquisitions could have an adverse effect on our business, operations and financial condition.

As a healthcare provider, we are subject to professional liability claims both directly and vicariously through the malpractice of members of our medical staff

As a healthcare facility, each Northstar ASC has direct responsibility and legal liability for the standard of care provided in its facility by its staff. The Northstar ASCs have legal responsibility for the physical environment and appropriate operation of equipment used during surgical procedures. In addition, each Northstar ASC has vicarious liability for the negligence of its credentialed medical staff under circumstances where it either knew or

should have known of a problem leading to a patient injury. The physicians credentialed by the Northstar ASCs will be involved in the delivery of healthcare services to the public and will be exposed to the risk of professional liability claims. Although the Northstar ASCs will neither control the practice of medicine by physicians nor have responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and their services, as a result of the relationship between each Northstar ASC and the physicians providing services to patients in the Northstar ASCs, Northstar's other subsidiaries or even Northstar may become subject to medical malpractice claims under various legal theories. Claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of available insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Northstar ASCs will maintain and will require the physicians on the medical staff of the Northstar ASCs to maintain liability insurance in amounts and coverages believed to be adequate, presently $200,000 per claim to an aggregate of $600,000 per year.

In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the cost of malpractice insurance because of the reduction in malpractice claims. However, there can be no assurances that this trend will continue into the future.

Most malpractice liability insurance policies do not extend coverage for punitive damages. While extremely rare in the medical area, punitive damages are those damages assessed by a jury with the intent to "punish" a tortfeasor rather than pay for a material loss resulting from the alleged injury. We cannot assure you that we will not incur liability for punitive damage awards even where adequate insurance limits are maintained. We also believe that there has been, and will continue to be, an increase in governmental investigations of physician-owned facilities, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Investigation activity by private third-party payors has also increased with, in some cases, intervention by the states' attorneys general. Also possible are potential non-covered claims, or "*qui tam*" or "whistle blower" suits. Although exposure to qui tam lawsuits is minimal since Medicare and Medicaid comprises less than 1% of our revenue and an even smaller percentage of our profit, many plaintiffs' lawyers' have refocused their practices on "whistle blower" lawsuits given the reduction in awards from medical malpractice claims. These whistle blower lawsuits are based on alleged violations of government law related to billing practice and kickbacks. Under federal Medicare law, these whistle blowers are entitled to receive a percentage of recoveries made if the federal government takes on the case. However, a whistle blower may pursue direct action against the healthcare entity under the applicable statutes and seek recoveries without federal government intervention. Many malpractice carriers will not insure for violations of the law although they may cover the cost of defense. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition. In this regard, Northstar notes that the billing practices of one of its facilities were investigated in 2006 based upon a complaint with the CMS finding no basis to take any action, and with the complaint being dismissed.

Although none of the Northstar ASCs have ever had a claim or made a monetary settlement, the Northstar ASCs may, in the future, be subject to litigation claims in the ordinary course of their business. In particular, the Northstar ASCs can be subject to claims, among others, relating to actions of medical personnel performing services at the Northstar ASCs. Historically, the Northstar ASCs have been able to obtain what we believe is adequate insurance to cover these risks. However, the cost of this insurance may increase and there can be no assurance that we will be able to obtain adequate insurance against medical liability claims in the future on economically reasonable terms, or at all. In addition, claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. If the insurance that we have in place from time to time is not sufficient to cover claims that are made, the resulting shortfall could have a material adverse affect on our business and operations.

The Northstar ASCs' insurance coverages might not cover all claims against them or be available at a reasonable cost, if at all. If the Northstar ASCs are unable to maintain insurance coverage, if judgments are obtained in excess of the coverage the Northstar ASCs maintain, or if the Northstar ASCs are required to pay uninsured punitive damages or pay fines under "*qui tam*" lawsuits, the Northstar ASCs would be exposed to substantial additional liabilities. Northstar cannot assure that each Northstar ASC will be able to maintain insurance coverage at a reasonable premium, or at all, that coverage will be adequate to satisfy adverse determinations against the Northstar ASCs, or that the number of claims will not increase.

We rely on technology

The medical technology used in our ASCs is ever changing and represents a significant cost of doing business. There can be no assurance that the equipment purchased or leased by our ASCs will not be enhanced or rendered obsolete by advances in medical technology, or that our ASCs will be able to finance or lease additional equipment necessary to remain competitive should its medical staff physicians request such modern equipment or its existing equipment become obsolete. This could have an adverse effect on our business, operations and financial condition.

We will be subject to rising costs

The costs of providing our services have been rising and are expected to continue to rise at a rate higher than that anticipated for consumer goods as a whole. Our business, operating results or financial condition could be adversely affected if we are unable to implement annual private pay increases due to market conditions, otherwise increase our revenues or, to a lesser extent, if reimbursement rates from Medicaid and Medicare sources are not adjusted to cover increases in labour and other costs.

We depend on referrals

Our success, in large part, is dependent upon referrals to our surgeons from other physicians, systems, health plans and others in the communities in which we operate, and upon our medical staff's ability to maintain good relations with these referral sources. Surgeons who use our ASCs and those who refer patients are generally not our employees and, in many cases, most physicians have admitting privileges at other hospitals and (subject to any non-competition arrangements that may have been entered into in connection with the Partnership Agreements) may refer patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with our surgeons and their referral sources, the number of procedures performed at our ASCs may decrease and cause revenues to decline. This could adversely affect our business, results of operations and financial condition.

We may be subject to changes in current law or the enactment of future legislation

In recent years, a variety of legislative and regulatory initiatives have occurred on both the federal and state levels concerning physician ownership of healthcare entities to which physicians refer patients, third-party payment programs and other regulatory matters concerning ASCs. It is not possible to predict what federal or state initiatives, if any, may be adopted in the future or how such changes might affect us. If a federal or state agency asserts a different position or enacts new legislation regarding ASCs, we may experience a significant reduction in our revenues, be excluded from participation in third-party payor programs, or be subject to future civil and criminal penalties.

We may face a shortage of nurses

The United States is currently experiencing a shortage of nursing staff. The failure of the Northstar ASCs to hire and retain qualified nurses could have a material adverse effect on our business operations and financial condition.

Risks Related to the Structure of the Issuer and this Offering

Our ability to pay dividends is dependent on Northstar Acquisitions, which ultimately is dependent upon the Northstar ASCs for all cash available for dividends

We are a holding company with no assets of our own and are wholly dependent on the operations and assets of the Northstar Partnerships through our indirect ownership of interests in Northstar Acquisitions. The payment of cash dividends to holders of Common Shares will be dependent on the ability of Northstar Acquisitions to pay dividends to us, which in turn is dependent on the ability of the Northstar Partnerships to make distributions indirectly to Northstar Acquisitions. The actual amount of cash available to be paid out in the form of dividends to holders of Common Shares will depend upon numerous factors relating to the each of the Northstar ASCs, including profitability, changes in revenues, fluctuations in working capital, the sustainability of EBITDA margins, capital expenditure levels, applicable laws and contractual restrictions contained in the instruments governing any

indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Northstar Partnerships indirectly to Northstar Acquisitions will reduce the amount of cash available for us to pay dividends to holders of Common Shares. As a result, our cash dividends are not guaranteed and will fluctuate with the performance of the Northstar ASCs.

We will not have control of the day-to-day medical affairs and certain other affairs of the Northstar ASCs

Northstar Subco will have a 55% indirect ownership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect ownership interest in the Kirby Partnership. We will exercise our control of each Northstar ASC through our contractual rights (see "The Northstar Partnerships — Partnership Agreements"). Although we will indirectly manage the day to-day-business affairs of each Northstar ASC under a management agreement, we will only have the right to attend and observe at meetings of each Northstar ASC's Medical Board. As such, we will not have the ability to direct day-to-day medical affairs of the Northstar ASCs, but rather only its business and commercial affairs, all as set forth in the Partnership Agreements. In addition, certain actions by the Northstar Partnerships are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners, including the approval of the annual budget and annual plan (subject to the right of Northstar GPco to continue to operate the Northstar ASCs in a manner that preserves its business and goodwill, business relationships and physical plant). See "The Northstar Partnerships — Partnership Agreements — Majority Physician Vote".

Distribution of all available cash may restrict potential growth of us and the Northstar ASCs

The payout by the Northstar Partnerships of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of each Northstar ASC and its cash flow. In addition, we may be precluded from pursuing otherwise attractive acquisitions because they may not be accretive to us on a short-term basis.

Payment of dividends is not guaranteed

Notwithstanding the fact that the board of managers or directors of each of Northstar Acquisitions and the Issuer are at this time intended to be the same, the Issuer or Northstar may alter, in their respective discretion, the existing dividend policy to the owners of the Common Shares. Future distributions and dividends from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of managers or directors of each of Northstar Acquisitions and the Issuer may deem relevant. The management of these entities may decrease the level of distributions provided for in their existing distribution policies or entirely discontinue distributions.

Exchange rate fluctuations may impact the amount of cash available to be paid out as dividends

Our dividends to holders of Common Shares will be denominated in Canadian dollars; however, all of the revenues and expenses of the Northstar ASCs and Northstar Acquisitions, together with distributions received by us from Northstar Holdco and Northstar Acquisitions and by Northstar Acquisitions from the Northstar Partnerships will be denominated in U.S. dollars. As a result, we will be exposed to currency exchange rate risks. Although we intend to directly or indirectly enter into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions do not fully protect against this risk, a change in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on our ability to maintain a consistent level of dividends in Canadian dollars. In addition, gains realized by us under such hedging arrangements may give rise to taxable income for Canadian tax purposes. Any tax liability arising from such hedging arrangements could have a material adverse effect on our ability to maintain a consistent level of dividends.

Substantial indebtedness could negatively impact our business

Although neither the Issuer nor its subsidiaries are expected to have any outstanding debt or financing or operating leases (other than leases on their real estate facilities) immediately following completion of this Offering,

in the future we may incur debt (including under the Revolver) or leases which are the equivalent of debt. Such leverage on a consolidated basis could have important consequence to the holders of Common Shares, including:

- the future ability of the Issuer, Northstar Acquisitions and the Northstar ASCs to obtain additional and further financing for working capital, capital expenditures or other purposes may be limited;
- the ability of the Issuer or the Northstar ASCs to refinance indebtedness on terms acceptable to the Issuer or at all;
- the likely dedication of a significant portion of our cash flow from operations (on a consolidated basis) to the payment of the principal of and interest on the Issuer's or any of its subsidiaries' indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Issuer's Common Shares; and
- the potential vulnerability of the Northstar ASCs to economic downturns and ability to withstand competitive pressures.

In addition, the financial covenants under the Repurchase Agreement may limit our ability to incur indebtedness.

Future issuances of common shares could result in dilution

Our articles of incorporation authorize the issuance of an unlimited number of Common Shares on terms that the board of directors, without approval of any shareholders, establishes. We may issue additional Common Shares in the future in connection with a future financing or acquisition. The issuance of additional Common Shares may dilute an investor's investment in us.

Limitations on enforcement of certain civil judgments by Canadian investors

Northstar Acquisitions, Northstar Subco, Northstar Holdco and Ventures are organized under the laws of the State of Delaware and each Northstar Partnership is formed under the laws of the State of Texas. All of the assets of the Northstar ASCs are located outside of Canada and certain of the directors and officers, as well as certain of the experts named in this prospectus, are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures or any of the Northstar Partnerships or their respective directors, officers and experts who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws. Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures and each Northstar Partnership have been advised by counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgements of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws. In addition, each Northstar Partnership will agree to indemnify us for breaches of representations and warranties given by them under the Partnership Interest Purchase Agreement. However, the indemnification obligations are limited as described under "Partnership Interest Purchase Agreement" and accordingly we may not be able to recover the full amount of any losses or damages suffered by it as a result of such breach to the detriment of the Issuer and ultimately holders of Common Shares of the Issuer. Finally, there can be no assurance that the Northstar Partnerships will have sufficient assets to satisfy any indemnification liability.

We are subject to Canadian tax laws

The income of the Issuer and its related entities must be computed in accordance with Canadian and foreign tax laws, as applicable, and the Issuer is subject to Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof or the administrative and assessing practices of the Canada Revenue Agency will not be changed in a manner that adversely affects shareholders.

There can be no assurance that the taxation authorities will not seek to challenge certain tax positions taken by the Issuer and its related entities. In particular, the Issuer will be required to include in calculating its income all

dividends paid to it on the Acquisitions Class A Units and the common shares of Northstar Holdco held by the Issuer. The Issuer should also be entitled to a deduction equal to the amount of such dividends derived by Northstar Subco or Northstar Holdco from the ongoing operations of the Northstar Partnerships. The net result of this income inclusion and corresponding deduction is that the Issuer should not be taxable on such dividends received from Northstar Subco and Northstar Holdco. If this deduction were denied, however, the Issuer would be subject to Canadian corporate income tax on these dividends, which could have a material adverse effect on the amount of cash available for the Issuer to distribute to its shareholders. The Issuer has received an opinion of counsel that such dividends received from Northstar Subco and Northstar Holdco should be deductible to the Issuer.

Because the Acquisitions Class A Units are denominated in U.S. dollars, the Canadian tax liability (if any) arising on a disposition of such units by the Issuer (pursuant to the Repurchase Agreement or otherwise) will be affected by the fluctuations in the currency exchange rate for Canadian and U.S. dollars. Any Canadian tax liability arising on a disposition of the Acquisitions Class A Units could have a material adverse effect on the amount of cash available for distribution by the Issuer to its shareholders at that time.

We are subject to U.S. tax laws

U.S. Tax Risks

There can be no assurance that United States federal income tax laws and Internal Revenue Service administrative policies respecting the United States federal income tax consequences described herein will not be changed in a manner that adversely affects the holders of the Common Shares.

The Issuer and the Underwriters will receive opinions determining that, for United States federal income tax purposes, (i) the transactions herein whereby the Acquisitions Class A Units are sold pursuant to the Repurchase Agreement, when considered together with the terms of the Guaranty, should be treated as a financing transaction (the "Financing Transaction") with Northstar Holdco as the borrower and the Issuer as the lender, and (ii) the dividend payments made on the Acquisitions Class A Units should be treated as an interest expense of Northstar Holdco.

There is a risk that the Financing Transaction could be treated for United States federal income tax purposes as equity rather than debt, in which case the otherwise deductible deemed interest paid in the form of dividends on the Acquisitions Class A Units, would be treated, in effect, as non-deductible distributions. In addition, even if the Financing Transaction is characterized as debt, there is a risk that the interest rate may be found to be in excess of an arm's length rate. In such event, the excess amount of interest over an arm's length amount would be recharacterized as non-deductible distributions. Northstar Holdco's inability to deduct all or a portion of the deemed interest paid in the form of dividends on the Acquisitions Class A Units could materially increase its taxable income and thus, its United States federal income tax liabilities. This would reduce Northstar Holdco's after-tax income available for distribution. No Internal Revenue Service ruling has been requested as to whether the Financing Transaction should be treated for United States federal income tax purposes as debt.

In general, Code section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from United States tax in years that: (i) the debt-to-equity ratio of the United States corporate taxpayer exceeds 1.5 to 1 (based on the tax basis of assets), and (ii) the corporation's net interest expense (*i.e.*, the excess of interest expense over interest income) exceeds 50% of "adjusted taxable income". Adjusted taxable income is generally defined as the corporation's taxable income before net interest expense, depreciation, and amortization. For purposes of Code section 163(j), a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value.

The above rules under Code section 163(j) may limit Northstar Holdco's ability to deduct the deemed interest paid in the form of dividends on the Acquisitions Class A Units. In addition, there can be no assurance that future changes to United States federal income tax provisions will not otherwise restrict or eliminate the ability of Northstar Holdco to claim a deduction for United States federal income tax purposes for deemed interest paid in the form of dividends on the Acquisitions Class A Units. An additional restriction on or elimination of the ability of Northstar Holdco to claim deductions for deemed interest payments made in the form of dividends on the Acquisitions Class A Units could increase Northstar Holdco's United States federal income tax liability, which would reduce the amount of the distributions which the Issuer would otherwise receive and thereby have an adverse effect on the cash available for distribution to holders of the Common Shares.

The non-solicitation and non-competition agreements of the Physician Limited Partners, Ventures and others may not be enforceable

Northstar and its subsidiaries are the beneficiaries of a number of different non-competition provisions. Pursuant to the Partnership Agreements, the Physician Limited Partners of the Northstar ASCs will enter into non-solicitation and non-competition agreements in favour of the Issuer and Northstar Acquisitions. In addition, pursuant to the Partnership Interests Purchase Agreements, the sellers under such agreements will enter into similar arrangements.

Under the Investment Agreement, Ventures will agree not to compete with the Issuer or its subsidiaries in the ASC business in the State of Texas for a period of five years. Donald L. Kramer, M.D. will agree under his employment agreement not to compete with Northstar during the term of his employment and for a period ending on the later of the fifth anniversary of the Closing Date and six months following the termination of Dr. Kramer's employment. Further, Stewart A. Feldman has agreed to not compete with Northstar in the ambulatory surgical centre business during the term of the arrangements described under "Business of Northstar — Growth Strategy of Northstar — Growth by Acqusitions".

A court could determine that such provisions are unenforceable. If these covenants are not enforceable, any of the foregoing could own and operate competitive surgical facilities in the markets where the Northstar ASCs are located, which may materially adversely affect the operations and business of the Northstar ASCs. See "The Northstar Partnerships — The Partnership Agreements — Covenants Not to Compete", "Investment Agreement and Related Transactions — Partnership Interests Purchase Agreements — Covenant Not to Compete", "Executive Compensation — Employment and Non-Competition Arrangements" and "Business of Northstar — Growth Strategy of Northstar — Growth by Acquisitions".

Potential conflicts of interest

Conflicts may exist due to the fact that Donald. L. Kramer, M.D., a director and Chief Executive Officer of the Issuer, will be a minority Physician Limited Partner of the Palladium Partnership. In addition, the transactions pursuant to which the Issuer will acquire an indirect interest in each of the Northstar Partnerships have been negotiated by counsel to Ventures with the sellers under the Partnership Interests Purchase Agreements. Donald L. Kramer, M.D. is a seller under the Partnership Interest Purchase Agreement relating to the Palladium Partnership. In addition, certain other members of management will collectively hold approximately 1.5% of the limited partnership interest in the Palladium Partnership. Although it was intended that these transactions be negotiated substantially upon arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms.

Enforcement of rights against Ventures

Pursuant to the Investment Agreement and the Underwriting Agreement, Ventures will agree to indemnify the Issuer and the Underwriters in respect of breaches of representations and warranties of Ventures contained in those agreements. The Investment Agreement and the Underwriting Agreement will contain a representation and warranty and a related indemnity from Ventures that this prospectus constitutes full, true and plain disclosure of all material facts relating to the Issuer and the Common Shares and does not contain any misrepresentation (as that term is defined in the *Securities Act* (Ontario)). Ventures will indemnify each of the Issuer and the Underwriters for breaches of its representations and warranties with respect to the prospectus.

The aggregate liability of Ventures under the prospectus representation and the related indemnity will be subject to a $500,000 deductible and will be capped at the sum of (i) the net cash proceeds received by Ventures at Closing, plus (ii) Acquisitions Class B Units and Subco Class B Units held by Ventures from time to time. The primary assets the Issuer will be able to claim against are the Acquisitions Class B Units and Subco Class B Units held by the Exiting Investor. The value of the Acquisitions Class B Units and Subco Class B Units will increase and decrease with the value of the Common Shares. Accordingly, there can be no assurance of full recovery by the Issuer from Ventures for breaches of Ventures' representations or warranties.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Issuer has agreed to sell ● Common Shares, and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, subject to the terms and conditions stated therein, all but not less than all of the Common Shares offered hereby at a price of $● per Common Share for an aggregate price of $● payable in cash against delivery of certificates representing such Common Shares. In consideration for their services in connection with this Offering, the Issuer has agreed to pay the Underwriters an aggregate fee of $●, or $● per Common Share. The Offering Price of the Common Shares has been determined by negotiation between the Issuer and the Underwriter.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated if certain specified events occur. The Underwriters are, however, severally obligated to take up and pay for all Common Shares offered by this prospectus if any of the Common Shares are purchased under the Underwriting Agreement.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part for a period of 30 days from Closing, to purchase up to ● additional Common Shares on the same terms as set forth above solely to cover over-allotments, if any, and for market stabilization purposes.

Each of the Issuer and Ventures has agreed to indemnify the Underwriters and their respective affiliates and their respective directors, officers and employees against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or will contribute to payments the Underwriters may be required to make in respect thereof.

Pursuant to policy statements of the relevant securities commissions, the Underwriters may not, throughout the period of distribution under the prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made on behalf of a client where the client's order was not solicited during the period of distribution. In connection with this Offering, the Underwriters may, subject to the foregoing and applicable law, over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Prior to the Offering, there has been no public market for the Common Shares.

Prospective investors in the Common Shares must familiarise themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of the Common Shares.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and may not be offered or sold or otherwise disposed of within the United States.

In addition, Ventures has agreed that during the period commencing on the date hereof and ending one year after the Closing Date, it will not, directly or indirectly, issue, sell, offer, assign, transfer, pledge, grant a security interest in, contract to sell, grant an option or warrant to purchase, make any short sale or otherwise enter into any arrangement (including a monetization arrangement or hedging or similar transaction) which has the effect of transferring any or all of the economic benefits of ownership of any of their Subco Class B Units or Acquisitions Class B Units or announce publicly their intention to do so, without having obtained the prior written consent of BMO Nesbitt Burns Inc. (on behalf of the Underwriter), such consent not to be unreasonably withheld.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Issuer, and Borden Ladner Gervais LLP, counsel to the Underwriter, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax consequences generally applicable to a holder of Common Shares acquired pursuant to this Offering (a "holder") who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, deals at arm's length with, and is not affiliated with, the Issuer and holds the Common Shares as capital property. The Common Shares generally will be considered to be capital property to a holder provided that the holder does not hold such Common Shares in the course of carrying on a business of buying or selling securities, and has not acquired such Common Shares in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Common Shares as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

This summary is not applicable to a holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution" or to a holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act in force on the date of this prospectus and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. It also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") prior to the date of this Prospectus, and assumes that all such Tax Proposals will be enacted. There can be no assurance that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative decision, action or interpretation, or in administrative policies or assessing practices of the Canada Revenue Agency, nor does it address or take into account any provincial, territorial or foreign tax legislation or considerations which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. Moreover, the income or other tax consequences of acquiring, holding or disposing of Common Shares will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser of Common Shares. Investors should consult their own tax advisors for advice as to the tax consequences of an investment in Common Shares having regard to their particular circumstances.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received by a holder on the Common Shares will be included in a holder's income for purposes of the Tax Act. Such dividends received or deemed to be received by a holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. The Issuer intends to designate all dividends that it pays as "eligible dividends" that are entitled to the enhanced dividend credit.

A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) generally will be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the holder's taxable income.

Disposition of Common Shares

A disposition, or a deemed disposition, of a Common Share by a holder generally will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of

disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Share. Generally, one half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year will be included in the holder's income for that year and one half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year may be deducted from taxable capital gains realized by the holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly through a partnership or a trust.

A holder that is a "Canadian-controlled private corporation" (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Generally, dividends received or deemed to be received on the Common Shares and capital gains realized on a disposition or deemed disposition of Common Shares may increase a holder's liability for alternative minimum tax. Holders should consult their own advisors with respect to alternative minimum tax.

BOOK ENTRY SYSTEM

Book entry only certificates representing the Common Shares sold under this Offering in Canada will be issued in registered form to CDS or its nominee on the closing of this Offering. Transfers of ownership of Common Shares in Canada will be effected through records maintained by participants in the CDS depository service ("CDS Participants"), which include securities brokers and dealers, banks and trust companies. Indirect access to the CDS book entry system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly. Each purchaser of a Common Share in Canada will receive a customer confirmation of purchase from the CDS Participant from which such Common Share is purchased in accordance with the practices and procedures of such CDS Participant.

No holder of a Common Share will be entitled to a certificate or other instrument from the Issuer, the registrar and transfer agent for the Common Shares or CDS evidencing that person's interest in or ownership of Common Shares, or will be shown on the records maintained by CDS, except through an agent that is a CDS Participant. All rights of an owner of Common Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds such Common Shares. The ability of a beneficial owner of a Common Share to pledge his or her Common Share or take action with respect thereto (other than through a CDS Participant) may be limited due to the lack of physical certificates. Fractional Common Shares will not be issued by the Issuer.

The Issuer has the option to terminate the book entry system through CDS, in which case the Common Shares in fully registered form will be issued to holders of Common Shares, as of the effective date of such termination.

LEGAL PROCEEDINGS

The Issuer and its subsidiaries may be subject to certain claims and lawsuits from time to time in the course of carrying on business. Management is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Northstar or its subsidiaries, Northstar Acquisitions or its subsidiaries or any of the Northstar ASCs.

LEGAL MATTERS

Certain legal matters related to the Common Shares being offered hereby are being passed upon on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. Certain legal matters related to U.S. federal income tax matters are being passed upon on behalf of the Issuer by Kaye Scholer LLP and on behalf of the Underwriters by Shearman & Sterling LLP.

As of the date hereof, the partners and associates of Goodmans LLP and Borden Ladner Gervais LLP , Kaye Scholer LLP and Shearman & Sterling LLP did not beneficially own, directly or indirectly, any of the outstanding securities of the Issuer, Northstar Acquisitions or the Northstar Partnerships.

PRIOR SALES AND PRINCIPAL SHAREHOLDERS

On March 16, 2007 the Issuer issued one Common Share to Stewart A. Feldman for Cdn $10.00. Such Common Share will be purchased for cancellation by the Issuer on Closing at its issue price.

To the knowledge of the Issuer, no person or company will, as at Closing, own beneficially, directly or indirectly, more than 10% of the Common Shares. Following completion of the Offering, Ventures will hold all of the Acquisitions Class B Units and the Subco Class B Units.

PROMOTER

Ventures is considered to be a promoter of the Issuer by reason of its initiative in organizing the business and affairs of the Issuer.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Following completion of the Offering, Ventures will own all of the Acquisitions Class B Units and Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships". Donald L. Kramer, M.D., a director and Chief Executive Officer of the Issuer, and Stewart A. Feldman, are the sole limited partners of Ventures.

Donald L. Kramer, M.D. is a vendor under the Partnership Interests Purchase Agreement relating to the Palladium Partnership and, following Closing, will be a minority Physician Limited Partner of the Palladium Partnership. Dr. Kramer also owns a 50% interest in The Palladium for Surgery — Dallas Ltd. and a 50% interest in River Oaks Pain Management Centre, the two Managed Centres that will be managed by Northstar Acquisitions following Closing.

The transactions pursuant to which the Issuer will acquire an indirect interest in each of the Northstar Partnerships have been negotiated by The Feldman Law Firm LLP, counsel to Ventures, with the sellers under the Partnership Interests Purchase Agreements. Stewart A. Feldman is the Managing Partner of the Feldman Law Firm LLP and is a party to the arrangements described under "Business of Northstar — Growth Strategy of Northstar — Growth by Acquisitions".

Other members of management will collectively hold approximately 1.5% of the limited partnership interest in the Palladium Partnership and a 50% interest in The Palladium for Surgery — Dallas Ltd.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer are BDO Dunwoody LLP at its principal offices located in Toronto, Canada. The transfer agent and registrar for the Common Shares is ● at its principal offices located in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts, which the Issuer has entered into in the past two years, or will be entering into prior to the closing of this Offering, other than in the ordinary course of business, are as follows:

(i) the Underwriting Agreement referred to under "Plan of Distribution";

(ii) the Investment Agreement referred to under "Investment Agreement and Related Transactions";

(iii) the Repurchase Agreement referred to under "Northstar Acquisitions — Share Capital";

(iv) the operating agreement in respect of Northstar Acquisitions referred to under "Northstar Acquisitions";

(v) the operating agreement in respect of Northstar Subco referred to under "Northstar Subco";

(vi) the Management and Cost Sharing Agreements in respect of each Northstar Partnership referred to under "Northstar Partnerships - Management of the Northstar Partnerships"; and

(vii) the Partnership Agreements for each Northstar Partnership referred to under "The Northstar Partnerships — Partnership Agreements".

Copies of the foregoing may be inspected at the head office of the Issuer during normal business hours during the period of distribution of the Common Shares offered hereunder and for a period of 30 days thereafter.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. Purchasers should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this prospectus, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and *vice versa* and words importing any gender include all genders:

"**Acquisitions Class A Units**" means the class A special units of membership interests in Northstar Acquisitions.

"**Acquisitions Class B Units**" means the class B special units of membership interests in Northstar Acquisitions.

"**Acquisitions Common Units**" means the common units of membership interests in Northstar Acquisitions.

"**Acquisitions Preferred Units**" means the preferred units of membership interests in Northstar Acquisitions.

"**Articles**" means the articles of incorporation of the Issuer, as amended.

"**ASC**" means a facility licensed by the State of Texas Department of State Health Services or the health agency of another state of the United States as an ambulatory surgery centre that performs surgeries not hospitalization for more than 24 hours.

"**BCBCA**" means the *Business Corporations Act* (British Columbia).

"**Board of Directors**" means the board of directors of the Issuer.

"**Canadian GAAP**" means accounting principles generally accepted in Canada.

"**capacity**" means, when used in reference to an ASC, refers to the amount of time an operating suite is being occupied or used, divided by the amount of time that, in management's judgment, an operating suite could be occupied or used, generally being eight hours per day, five days per week.

"**CDS**" means The Canadian Depository for Securities Limited.

"**CDS Participants**" means participants in the CDS depository service.

"**Closing**" means the closing of this Offering.

"**Closing Date**" means the closing date of this Offering being on or about ●, 2007, or such later date as may be agreed upon but not later than ●, 2007.

"**CMS**" means Center for Medicare & Medicaid Services.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Common Shares**" means the common shares of the Issuer.

"**DHHS**" means The Department of Health and Human Services.

"**ENT**" means ear, nose and throat specific surgery.

"**GAAP**" means accounting principles generally accepted in the United States.

"**Guaranty**" has the meaning ascribed thereto under "Northstar Acquisitions — Share Capital".

"**Investment Agreement**" means the Investment Agreement among the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures, Northstar LPco and Northstar GPco.

"**Issuer**" means Northstar Healthcare Inc., a corporation incorporated under the laws of the Province of British Columbia.

"**Kirby ASC**" means the Kirby Surgery Center, the Northstar ASC owned by the Kirby Partnership.

"**Kirby Partnership**" means Medical Ambulatory Surgical Suites, L.P. (which will be converted from Medical Ambulatory Surgical Suites, L.L.P. on Closing).

"**Managed Centres**" means those ASCs and other healthcare centres that will be managed by Northstar Acquisitions, and includes the Palladium for Surgery – Dallas and River Oaks Pain Management.

"**Management and Cost Sharing Agreement**" has the meaning ascribed thereto under "The Northstar Partnerships — Management of the Northstar Partnerships".

"**Medical Board**" means, the centres to be managed by Northstar Acquisitions following Closing.

"**net collected revenues**" means actual payments received from third-party payors and patients, less refunds.

"**net patient service revenues**" means gross revenues received from patients less provisions for contractual adjustments with third-party payors, such as Medicare, Medicaid or private payors with managed care plans.

"**Northstar**" means Northstar Healthcare Inc., a corporation incorporated under the laws of the Province of British Columbia.

"**Northstar Acquisitions**" means Northstar Healthcare Acquisitions, L.L.C., a Delaware limited liability company that is wholly-owned by Northstar Holdco and Ventures.

"**Northstar ASCs**" means the ASCs operated by the Northstar Partnerships.

"**Northstar GPco**" means Northstar Healthcare General Partner, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Northstar Subco serving as the general partner of each Northstar Partnership.

"**Northstar Holdco**" means Northstar Healthcare Holdings, Inc., a corporation incorporated under the laws of the State of Delaware.

"**Northstar LPco**" means Northstar Healthcare Limited Partner, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Northstar Subco serving as a limited partner of each Northstar Partnership.

"**Northstar Partnership Agreement**" means, in respect of each Northstar Partnership, the partnership agreement to be entered into among the Northstar GPco, Northstar LPco and the Physician Limited Partners of each Northstar Partnership.

"**Northstar Partnerships**" means the Palladium Partnership and the Kirby Partnership.

"**Northstar Subco**" means Northstar Healthcare Subco, L.L.C., a Delaware limited liability company that is wholly-owned by Northstar Acquisitions and Ventures.

"**Offering**" means the offering of Common Shares qualified under this prospectus.

"**Offering Price**" means the price per Common Share sold pursuant to this Offering.

"**Operations Committee**" means, with respect to each Northstar Partnership, the committee formed to oversee the management of the business affairs of such Northstar Partnership.

"**Over-Allotment Option**" has the meaning ascribed thereto under "Plan of Distribution".

"**Palladium ASC**" means the Palladium for Surgery, the Northstar ASC owned by the Palladium Partnership.

"**Palladium Partnership**" means The Palladium for Surgery - Houston, Ltd. (which will have been converted from The Palladium for Surgery - Houston, L.L.P. on Closing).

"**Partnership Interests Purchase Agreement**" means, with respect to each Northstar Partnership, the agreement pursuant to which Northstar GPco and Northstar LPco will together acquire a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership.

"**Physician Limited Partners**" means, with respect to each Northstar Partnership, the physicians or individuals who are, directly or indirectly, limited partners in such Northstar Partnership and who, following completion of the Offering, will collectively hold a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full), and a 40% limited partnership interest in the Kirby Partnership. In the case of the Palladium Partnership, the Physician Limited Partners include non-physician management, who will hold a 1.2% limited partnership interest in the Palladium Partnership. In the case of the Kirby Partnership, all of the Physician Limited Partners are surgeons who practice at the Kirby ASC.

"**Repurchase Agreement**" means the Sale and Repurchase Agreement among Northstar, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar LPco and Northstar GPco as described under "Northstar Acquisitions — Share Capital".

"**Revolver**" has the meaning ascribed thereto under "Indebtedness of Northstar".

"**Subco Class A Units**" means the class A common units of membership interest in Northstar Subco.

"**Subco Class B Units**" means the class B common units of membership interest in Northstar Subco.

"**Subco Preferred Units**" means the preferred units of membership interests in Northstar Subco.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as such may be amended from time to time.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriter**" means BMO Nesbitt Burns Inc.

"**Underwriting Agreement**" means the underwriting agreement among the Issuer, Ventures and the Underwriters dated ●, 2007.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**Ventures**" means Healthcare Ventures, Ltd., a limited partnership formed under the laws of the State of Texas.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of the Issuer dated ● , 2007 relating to the sale of Common Shares of the Issuer by way of an initial public offering. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of Northstar Healthcare Inc. on the balance sheet of Northstar Healthcare Inc. as at ● , 2007 and the compilation of the unaudited pro forma consolidated balance sheet of the Corporation as at December 31, 2006 and the unaudited pro forma consolidated statements of income as at December 31, 2006. Our report is dated ● , 2007.

Toronto, Ontario
● , 2007

(Signed) ●
Chartered Accountants

AUDITORS' CONSENT

We have read the prospectus of the Issuer dated March 30, 2007 relating to the sale of Common Shares of the Issuer by way of an initial public offering. We have complied with U.S. generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of:

(i) our report dated January 20, 2007 to the Board of Directors of The Palladium for Surgery – Houston LLP and Affiliates, on the combined balance sheet as of December 31, 2006, and the related combined statements of income, changes in partners' capital and cash flows for the year then ended;

(ii) our report dated June 20, 2006 to the Board of Directors of The Palladium for Surgery – Houston LLP and Affiliates, on the combined balance sheets of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the related combined statements of income, changes in partners' capital and cash flows for the years then ended;

(iii) our report dated October 30, 2006 to the Board of Directors of The Palladium for Surgery – Houston LLP, on the balance sheet of The Palladium for Surgery – Houston, LLP as of December 31, 2003 and the related statements of operations and partners' deficit and cash flows for the years then ended;

(iv) our report dated February 2, 2007 to the partners of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center on the balance sheet of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006, and the related statements of operations, changes in partners' capital and cash flows for the year then ended;

(v) our report dated January 22, 2007 to the partners of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center on the balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005, 2004 and 2003, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2005 and 2004, and for the period from March 10, 2003 (Inception) through December 31, 2003.

Philadelphia, Pennsylvania
March 30, 2007

(Signed) MAYER HOFFMAN MCCANN P.C.
Certified Public Accountants

AUDITORS' REPORT

To the directors of
NORTHSTAR HEALTHCARE INC.

We have audited the balance sheet of Northstar Healthcare Inc. as at March 16, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at March 16, 2007 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
March 29, 2007 (except for Note 2,
which is as of • , 2007)

(Signed) •
Chartered Accountants

NORTHSTAR HEALTHCARE INC.

BALANCE SHEET
As of March 16, 2007

Assets	
Cash	$10
Shareholders' Equity	
Share capital:	
Common Shares (Authorized – unlimited; Issued – 1)	$10
Subsequent event (note 2)	

on behalf of the Board:

By: (Signed) ●

By: (Signed) ●

See accompanying notes to Balance Sheet.

NORTHSTAR HEALTHCARE INC.

NOTES TO BALANCE SHEET

As of March 16, 2007

1. FORMATION:

The Company was incorporated on March 16, 2007 under the laws of the Province of British Columbia. The Company authorized capital consists of an unlimited number of common shares. One common share was issued on March 16, 2007.

2. SUBSEQUENT EVENT:

On March • , 2007, the Company filed a final prospectus for an initial public offering (the "Offering") of • common shares of Northstar Healthcare Inc. (the "Issuer") to indirectly acquire all of the Class A units of common membership interests ("Subco Class A Units") and all of the preferred membership interests ("Subco Preferred Units") of Northstar Healthcare Subco, L.L.C., a Delaware limited liability company ("Northstar Subco"). Following completion of the Offering, Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will own all the class B units of common membership interests ("Subco Class B Units") of Northstar Subco.

Following completion of the Offering, the Issuer will indirectly hold a • % interest in the Palladium Partnership and a • % interest in the Kirby Partnership. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will indirectly own a • % interest in the Palladium Partnership and a • % interest in the Kirby Partnership. The balance of the limited partnership interests in each Northstar Partnership will be held by surgeons practicing at the centre owned by the partnership and management.

The acquisition will be accounted for using the purchase method. The purchase price of U.S.$ • has been preliminary allocated to the assets and liabilities of the Northstar Partnerships as follows:

Net assets acquired at fair value, based on preliminary allocation:	
Current assets less current liabilities	$ •
Property and equipment	•
Other long-term assets	•
Other intangibles	•
Other liabilities – non-controlling interest	•
Minority interest	•
	•
Goodwill	•
	$ •

COMPILATION REPORT

To the directors of
NORTHSTAR HEALTHCARE INC.

1. We have read the accompanying unaudited pro forma consolidated balance sheet of Northstar Healthcare Inc. as at December 31, 2006 and the unaudited pro forma consolidated statement of operations of the Company for the year ended December 31, 2006, and have performed the following procedures.

2. Compared the figures in the columns captioned "The Palladium for Surgery – Houston, Ltd." to the unaudited financial statements of The Palladium for Surgery – Houston, Ltd. as at December 31, 2006 and for the year ended December 31, 2006 and found them to be in agreement.

3. Compared the figures in the columns captioned "Medical Ambulatory Surgical Suites, L.L.P." to the unaudited financial statements of Medical Ambulatory Surgical Suites, L.L.P. as at December 31, 2006 and for the year ended December 31, 2006 and found them to be in agreement.

4. Made enquiries of certain officials of the Company who have responsibility for the financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

5. The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Palladium for Surgery – Houston, Ltd." as at December 31, 2006 and for the year ended December 31, 2006 and for the year ended December 31, 2006 and in the columns captioned "Medical Ambulatory Surgical Suites, L.L.P." as at December 31, 2006 and for the year ended December 31, 2006, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

8. A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Ontario
● , 2007

(Signed) ●
Chartered Accountants

NORTHSTAR HEALTHCARE INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2006

(Unaudited – See Compilation Report)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Adjustments	Note 3	Pro Forma Consolidated
		(In thousands of U.S. dollars)				
ASSETS						
Current assets						
Cash	$—	$ 2,216	$ 64	$ ●	a,b,c	$ ●
				●		
				●		
Patient accounts receivable, net	—	7,078	5,077	●		●
Current portion related party receivables	—	258	—	●	a	●
Inventory	—	—	280	●		●
Prepaid expenses and other current assets	—	269	48	●		●
	—	9,821	5,469	●		●
Long term						
Property and equipment	—	2,211	4,344	●		●
Other intangibles	—	—	—	●	c	●
Goodwill	—	—	—	●	c	●
Other assets	—	6	48	●		●
	—	2,217	4,392	●		●
Total assets	$—	$12,038	$9,860	$ ●		$ ●
LIABILITIES						
Current liabilities						
Accounts payable	$—	$ 2,658	$ 318	$ ●	a	$ ●
Current portion of long – term debt	—	—	1,336	●	a	●
Related party payables	—	195	—	●	a	●
Accrued liabilities and other current	—	751	172	●	a	●
	—	3,603	1,826	●		●
Long term capital lease obligations	—	170	—	●	a	●
Long term debt	—	—	1,171	●	a	●
Other liabilities, non-controlling interests	—	—	—	●	d	●
	—	1709	1,171	●		●
Total liabilities	—	3,774	2,998	●		●
Minority interests	—	—	—	●	d	●
Shareholders' equity						
Partners' equity	—	8,264	6,862	●	a,c	●
					b	
Share capital				●		
Total shareholders' equity	—	8,264	6,862	●		●
Total liabilities and shareholders' equity	$—	$12,038	$9,860	$ ●		$ ●

on behalf of the Board:

By: (Signed) ●
Director

By: (Signed) ●
Director

See Notes to Pro Forma Financial Statements.

NORTHSTAR HEALTHCARE INC.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2006
(Unaudited – See Compilation Report)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
		(In thousands of U.S. dollars)				
Net patient service revenue	$ —	$25,138	$20,781	•		$ •
Operating expenses						
Salaries and benefits	—	1,798	2,132	•	f	•
Drugs and supplies	—	1,532	2,544	•		•
General and administrative	—	3,932	2,070	•	f	•
Depreciation and Amortization	—	454	696	•	d	•
Management fees, net	—	1,824	—	•	f	•
Interest expense	—	17	217	•	e	•
Management fee, Class B	—	—	—	•	g	•
Income before income taxes and minority interest	—	15,582	13,122	•		•
Income tax expense	—					
Minority interest	—	—	—	•	i	•
Net income	$ —	$15,582	$13,122	$ •		$ •
Net income per common share						$ •

See Notes to Pro Forma Financial Statements.

NORTHSTAR HEALTHCARE INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(Unaudited)

(In thousands of U.S. dollars except per share amounts)

1. BASIS OF PRESENTATION:

Northstar Healthcare Inc. (the "Issuer") was incorporated under the *Business Corporations Act* (British Columbia) in 2007. The Issuer will issue common shares to the public for cash proceeds of Cdn$ ● million by way of an initial public offering (the "Offering"). The Issuer, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures and others, will enter into the Investment Agreement, to be dated the date of the final prospectus. Pursuant to the Investment Agreement, a series of transactions will be undertaken that will result in the Issuer acquiring the Northstar Class A Units and indirectly acquiring, through Northstar Holdco, the Acquisitions Preferred Units and the Acquisitions Common Units. Ventures will maintain an interest in Northstar Acquisitions through its ownership of the Acquisitions Class B Units.

On Closing, Northstar Acquisitions will hold all of the Subco Preferred Units and all of the Subco Class A Units. Ventures will maintain an interest in Northstar Subco through its ownership of all of the Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

Northstar Subco will then indirectly acquire, pursuant to the Partnership Interests Purchase Agreements, a 55% indirect interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Investment Agreement, which summary is not intended to be complete. Reference is made to the Investment Agreement for a complete description and the full text of its provisions.

The pro forma consolidated balance sheet has been prepared from the unaudited balance sheets of each of the Northstar Partnerships for the year ended December 31, 2006. These unaudited financial statements are included elsewhere in this prospectus.

The pro forma consolidated statement of operations has been prepared from the unaudited statement of operations of each of the Northstar Partnerships for the year ended December 31, 2006. These unaudited financial statements are included elsewhere in this prospectus.

The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The unaudited financial statements for each of the Northstar Partnerships have been prepared in accordance with United States generally accepted accounting principles which in all significant respects conforms with Canadian generally accepted accounting principles.

The pro forma consolidated financial statements are not necessarily indicative of the results that would have actually occurred had the transactions been consummated at the dates indicated nor are they necessarily indicative of future operating results or the financial position of the Issuer.

2. THE ACQUISITION:

Northstar expects to receive $ ● in net proceeds from the Offering, after deducting fees payable by Northstar to the Underwriter and the estimated expenses of the Offering payable by Northstar. The total estimated expenses of the Offering of $ ● include expenses for which Northstar is obliged to reimburse the Underwriter.

Northstar will use such net proceeds to indirectly acquire all of the Acquisitions Class A Units, all of the Acquisitions Preferred Units and Acquisitions Common Units. All of the Acquisitions Class B Units will be held by Ventures.

On Closing, Northstar Acquisitions will use a portion of the proceeds from the sale of its equity interests to acquire all of the Subco Preferred Units and Subco Class A Units.

Northstar Subco will use a portion of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. Net proceeds received by the Issuer from any exercise of the Over-allotment Option in full will be used to purchase an additional interest in the Palladium Partnership, resulting in Northstar Acquisitions holding a 70% indirect interest in the Palladium Partnership.

3. PRO FORMA ADJUSTMENTS:

(a) Partnership interest purchase agreements:

Northstar Subco will acquire its interest in each Northstar Partnership pursuant to a separate agreement for each Northstar Partnership (collectively, the "Partnership Interest Purchase Agreements"). In accordance with the Partnership Interest Purchase Agreements, the vendors are required to pay off certain liabilities of each Northstar Partnership, including long-term debt, related party liabilities (net of receivables) and other accrued expenses. The vendors will make a contribution to Partner's Capital in accordance with the Partnership Interest Purchase Agreement. The following represents those assets and liabilities by Northstar Partnership:

Palladium Partnership	
Cash	$(1,716)
Current portion related party receivable	(258)
Accounts payable	2,158
Related party payable	195
Accrued liabilities and other current	251
Long-term capital lease obligations	170
Partners' capital	(799)
	$ —

Kirby Partnership	
Cash	$ (4)
Accounts payable	118
Current portion of long-term debt	1,336
Accrued liabilities and other current	47
Long term capital lease obligations	1,171
Partners' capital	(2,669)
	$ —

(b) Initial public offering:

The Issuer will issue • common shares pursuant to the Offering for net proceeds of Cdn$ • million, after deducting estimated expenses of the Offering and the underwriters fees of Cdn$ • million.

The U.S. dollar equivalent of the Offering, based on a contracted hedge rate of Cdn$ • per US$1.00, is:

Common shares	$ •
Total expenses	(•)
	$ •

(c) Acquisition:

The acquisition will be accounted for using the purchase method. The net purchase price of $ • has been preliminarily allocated to the assets and liabilities of the Northstar Partnerships at December 31, 2006 as follows:

Current assets less current liabilities (including cash)	$ •
Property and equipment	•
Other long-term assets	•
Other intangibles	•
Other liabilities – non-controlling interest	(•)
Minority interest	•
	•
Goodwill	•
	$ •

The pro forma calculation and preliminary allocation of the purchase price discrepancy, representing the excess of the purchase price over the related book value of the net assets acquired in the amount of $ • including intangibles of $ • and goodwill of $ • .

The actual determination and allocation of the purchase price will be based upon the assets purchased and liabilities assumed at the effective date of the acquisition and other information available at that date. Accordingly, the actual amounts for each of the assets will vary from the pro forma amounts and the variation may be material. The Issuer has agreed to obtain a third-party valuation to determine the purchase price allocation.

Other liabilities – non controlling interest represents the fair value of Subco Class B Units, owned by Ventures, in Northstar Subco.

(d) Amortization:

To record amortization over • years of other intangibles in the amount of $ • .

(e) Interest expense:

Historical interest expense of $234 has been eliminated.

Ventures will provide a Letter of Credit to collateralize the five-year hedge to Northstar [Holdco]. A commitment fee of $ • will be paid to Ventures annually.

(f) Other income and (expense)

Interest and other income relating to the non-core assets and management fees and other non-recurring items have been eliminated.

The amounts eliminated are as follows:

Existing management fee expense (Palladium Partnership)	(1,824,000)
Insurance expense (Palladium Partnership)	(1,871,000)

(g) Distributions to Existing Investors:

Following the Closing, Ventures will hold all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive • distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. The specified percentage will be equal to • % on Closing and will decrease if Ventures disposes of Acquisitions Class B Units pursuant to the Negotiation Right.

(h) Income taxes:

The Northstar Partnerships are each required to withhold U.S. income tax on operating earnings allocable to the Issuer. The Issuer, when filing its U.S. income tax return, will deduct its expenses from the income allocated to it from the Northstar Partnerships to determine its taxable income and taxes payable thereon. To the extent the Issuer's U.S. taxes payable are less than the taxes withheld by the Northstar Partnerships, the Issuer will receive a refund of such withheld taxes.

(i) Minority interest:

Represents 45% of the net income of the Palladium Partnership and 40% of the net income for the Kirby Partnership. Minority interest would have been $ • for the year ended 2006.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED FINANCIAL STATEMENTS

Year Ended December 31, 2006



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

We have reviewed the accompanying combined balance sheet of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2006, and the related combined statements of income, changes in partners' capital and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these combined financial statements is the representation of the management of The Palladium for Surgery – Houston, LLP and Affiliates.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with U.S. generally accepted auditing standards, the objective of which is the expression of an opinion regarding the combined financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
January 20, 2007

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED BALANCE SHEET

December 31, 2006

ASSETS	
CURRENT ASSETS	
Cash	$ 2,216,374
Patient accounts receivable	7,077,792
Related party receivables	257,992
Prepaid expenses and other current assets	268,577
TOTAL CURRENT ASSETS	9,820,735
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	2,211,092
OTHER ASSETS	6,044
TOTAL ASSETS	$12,037,871
LIABILITIES AND PARTNERS' CAPITAL	
CURRENT LIABILITIES	
Current portion of capital lease obligations	$ 90,959
Related party payables	194,667
Accounts payable, trade	2,657,770
Other accrued expenses	751,005
TOTAL CURRENT LIABILITIES	3,694,401
CAPITAL LEASE OBLIGATIONS, less current portion above	79,228
TOTAL LIABILITIES	3,773,629
PARTNERS' CAPITAL	8,264,242
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$12,037,871

See Notes to Financial Statements

See Accountants' Review Report

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF INCOME
Year Ended December 31, 2006

REVENUE	
Net patient service revenue	$25,138,209
EXPENSES	
Operating expenses	9,539,310
Interest	16,798
TOTAL EXPENSES	9,556,108
NET INCOME	$15,582,101

See Notes to Financial Statements

See Accountants' Review Report

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year Ended December 31, 2006

Balance, beginning of year	$ 7,847,364
Net income	15,582,101
Partners' withdrawals	(15,165,223)
Balance, end of year	$ 8,264,242

See Notes to Financial Statements

See Accountants' Review Report

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 15,582,101
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation and amortization	453,628
Increase in operating assets	
Patient accounts receivable	(1,938,379)
Prepaid expenses and other current assets	(155,618)
Increase (decrease) in operating liabilities	
Accounts payable, trade	(32,248)
Other accrued expenses	720,363
NET CASH FLOWS FROM OPERATING ACTIVITIES	14,629,847
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in related party receivables	(149,739)
Purchases of property and equipment	(695,419)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(845,158)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of capital lease obligations	(79,281)
Increase in related party payables	151,440
Partners' withdrawals	(12,999,866)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(12,927,707)
NET INCREASE IN CASH	856,982
CASH, BEGINNING OF YEAR	1,359,392
CASH, END OF YEAR	$ 2,216,374

See Notes to Financial Statements

See Accountants' Review Report

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – The Palladium for Surgery – Houston, LLP and Affiliates (the "Company") is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center in Houston, Texas. It conducts business through the use of multiple corporate, partnership and limited liability company entities which are related through exclusive use agreements.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Principles of combination – The combined financial statements include accounts of two entities, a professional association and a limited liability company, in addition to The Palladium for Surgery – Houston, LLP which have common business activities through exclusive use agreements. The owners of these two entities are presently becoming partners of the Company. All intercompany balances and significant transactions have been eliminated.

Use of estimates – The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at net realizable value. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable based on the history of past write-offs and collections and current credit conditions and adjusts the net realizable value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The combined financial statements, therefore, do not include a provision for income taxes.

Inventory – Inventory consists of various medical supplies and is valued at the lower of cost or market on the first-in, first-out method (FIFO). Inventory is included in prepaid expenses and other current assets.

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the leases.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3-5 Years
Furniture	7 Years
Medical equipment, including capitalized leased equipment	5 Years
Leasehold improvements	10 Years

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $263 for the year ended December 31, 2006.

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets (See footnote 7). Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

Accounting treatment of certain distributions – Net income set forth above is gross of distributions to persons receiving facilities fees under certain use arrangements with the Company with the exception of the two entities referenced in "Principles of combination" above.

See Accountants' Review Report

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS – (Continued)

(2) Property and equipment

Cost	
Telephone equipment	$ 43,185
Computer hardware	43,363
Computer software	127,281
Furniture	16,985
Medical equipment, including capitalized leased equipment	1,879,929
Leasehold improvements	1,229,102
Total cost	3,339,845
Accumulated depreciation and amortization	1,128,753
Net property and equipment	$2,211,092

The depreciation and amortization expenses charged to operations for the year ended December 31, 2006, were $453,628.

(3) Capital lease obligations

The Company leases various types of medical equipment generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Total cost and accumulated amortization of assets held under capital leases was $399,229 and $246,192, respectively, as of December 31, 2006. Amortization of assets held under capital leases is included in depreciation and amortization expenses and is $79,846 for the year ended December 31, 2006.

The following is a schedule of future minimum annual lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2006:

Years Ending December 31,	
2007	$101,469
2008	82,282
2009	221
Total minimum lease payments	183,972
Less amount representing interest	13,785
Present value of net minimum lease payments	$170,187
Current portion of capital lease obligations	$ 90,959
Long-term portion of capital lease obligations	79,228
	$170,187

(4) Operating leases

During 2004, the Company leased its office and surgical center facility under an operating lease from a related party with common ownership. In January 2005, the related party sold the office and surgical center facility to an unrelated third party and the Company continued the existing lease with the new owner. The lease expires in November 2013.

The Company also leases various medical equipment under an operating lease that expires in February 2007.

The future minimum rental payments required under the operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending December 31,	
2007	$ 404,631
2008	402,813
2009	414,903
2010	427,353
2011	440,166
Thereafter	880,373
Totals	$2,970,239

Total rental expense for the year ended December 31, 2006, was $507,643.

See Accountants' Review Report

(5) Related party transactions

Palladium Management, Ltd. is an affiliate of the Company through common ownership. There is a management agreement with Palladium Management, Ltd. to manage the Company's operations and to provide accounting services. Management services of $1,824,230 was earned by Palladium Management, Ltd. during the year ended December 31, 2006.

In addition, the Company advanced monies to and from related entities with common ownership. These advances are generally noninterest bearing and are due on demand. For the year ended December 31, 2006, the Company had outstanding related party receivables of $257,992 and related party payables of $194,667.

The Company has paid property and casualty insurance premiums to insurance companies affiliated with two partners and a spouse. The expense to these insurance companies for the year ended December 31, 2006, was $1,871,489.

Accounts payable, trade includes liabilities to various related entities in the amount of $225,377 and a payable to an entity owned 100% by a partner in the amount of $2,165,357 as of December 31, 2006.

(6) Employee benefit plan

The Company has adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations ("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution for the year ended December 31, 2006, was $28,323.

(7) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

Cash paid:	
Interest	$ 16,798
Non-cash investing and financing activities:	
Accrued partner withdrawals	$2,165,35

(8) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE Is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that, do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; its entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable interestholder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest.

As of December 31, 2006, the Company had casualty insurance arrangements with Nassau Casualty Corporation ("Nassau"), Westchester Casualty Corporation ("Westchester") and Tuscany Casualty Corporation ("Tuscany"). For purposes of FIN 46, such arrangements were evaluated and determined that such do not require consolidation in the Company's combined financial statements. As discussed in Note 5, the Company paid premiums to Nassau, Westchester and Tuscany to insure certain risks. Nassau is owned 100% by a certain partner of the Company; Westchester is 100% owned by his spouse; and Tuscany is 100% owned by a certain other partner of the Company and his spouse. As of December 31, 2006, Nassau had assets of $2,435,767, liabilities of $867,572 and net worth of $1,568,195. Westchester as of

December 31, 2006, had assets of $1,990,262, liabilities of $960,482 and net worth of $1,029,780. Tuscany as of December 31, 2006, had assets of $928,934, liabilities of $650,049 and net worth of $278,885. Nassau, Westchester and Tuscany participate with other unrelated insurance companies in an insurance pooling arrangement with additional insurers and are self-sustaining businesses. The Company is not subject to any risk or loss related to Nassau, Westchester or Tuscany.

(9) Differences between U.S. and Canadian generally accepted accounting principles and practices

The combined financial statements of The Palladium for Surgery – Houston, LLP and Affiliates have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles may differ in certain respects from those principles that the Company would have followed if its combined financial statements had been prepared in accordance with accounting principles generally accepted in Canada. However, those differences are not significant.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004



Mayer Hoffman McCann P.C.
An Independent CPA Firm
401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

We have audited the accompanying combined balance sheets of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the related combined statements of income, changes in partners' capital and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by, management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the, financial position of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
July 20, 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$1,359,392	$ 291,878
Patient accounts receivable	5,139,413	3,076,700
Related party receivables	108,253	80,974
Prepaid expenses and other current assets	112,959	14,693
TOTAL CURRENT ASSETS	6,720,017	3,464,245
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	1,969,301	2,071,126
OTHER ASSETS	6,044	6,044
TOTAL ASSETS	$8,695,362	$5,541,415
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Line of credit	$ —	$ 250,000
Notes payable	—	567,826
Current portion of capital lease obligations	84,321	81,297
Related party payables	43,227	593,097
Accounts payable, trade	524,661	404,081
Other accrued expenses	30,642	18,873
TOTAL CURRENT LIABILITIES	682,851	1,915,174
CAPITAL LEASE OBLIGATIONS, less current portion above	165,147	243,376
TOTAL LIABILITIES	847,998	2,158,550
PARTNERS' CAPITAL	7,847,364	3,382,865
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$8,695,362	$5,541,415

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Net patient service revenue	$18,343,845	$9,577,760
EXPENSES		
Operating expenses	6,872,956	3,772,191
Interest	45,641	86,513
TOTAL EXPENSES	6,918,597	3,858,704
NET INCOME	$11,425,248	$5,719,056

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Years Ended December 31, 2005 and 2004

	2005	2004
Balance, beginning of year	$ 3,382,865	$ (63,131)
Net income	11,425,248	5,719,056
Partners' withdrawals	(6,960,749)	(2,273,060)
Balance, end of year	$ 7,847,364	$ 3,382,865

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$11,425,248	$ 5,719,056
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation and amortization	382,335	271,771
Decrease (increase) in operating assets		
Patient accounts receivable	(2,062,713)	(2,635,642)
Prepaid expenses and other current assets	(98,266)	(6,358)
Other assets	—	6,486
Increase in operating liabilities		
Accounts payable, trade	120,580	392,443
Other accrued expenses	11,769	18,873
NET CASH FLOWS FROM OPERATING ACTIVITIES	9,778,953	3,766,629
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in related party receivables	(27,279)	(80,974)
Purchases of property and equipment:	(280,510)	(620,358)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(307,789)	(701,332)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (repayments) on line of credit	(250,000)	250,000
Repayment of notes payable	(567,826)	(382,174)
Repayment of capital lease obligations	(75,205)	(63,358)
Decrease in related party payables	(549,870)	(316,099)
Partners' withdrawals	(6,960,749)	(2,273,060)
NET CASH FLOWS FROM FINANCING ACTIVITIES	8,403,650)	(2,784,691)
NET INCREASE IN CASH	1,067,514	280,606
CASH, BEGINNING OF YEAR	291,878	11,272
CASH, END OF YEAR	$ 1,359,392	$ 291,878

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – The Palladium for Surgery – Houston, LLP and Affiliates (the "Company") is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center ("AFC") in the Galleria area of Houston, Texas. It conducts its business through its partners and other persons which the Company receives payment from for the use of its surgical suites and treatment centers.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Principles of combination – The combined financial statements include accounts of multiple corporate, partnership and limited liability company entities which have common business activities through exclusive use agreements. All intercompany balances and significant transactions have been eliminated.

Use of estimates – The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments to arrive at net realizable revenue are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, less an allowance for losses. The Company does riot accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral. The allowance for losses as of December 31, 2005 and 2004, was $-0-.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The combined financial statements, therefore, do not include a provision for income taxes.

Property and equipment – Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $32,111 and $687 for the years ended December 31, 2005 and 2004, respectively.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3 -5 Years
Furniture	7 Years
Medical equipment, Including capitalized leased equipment	3 - 5 Years
Leasehold Improvements	10 Years

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is riot exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business Interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets (See Note 7). Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

Accounting treatment of certain distributions – Net income is gross of distributions to persons receiving facilities fees under certain use arrangements with the Company.

(2) Property and equipment

	December 31,	
	2005	2004
Cost		
Telephone equipment	$ 43,185	$ 37,713
Computer hardware	31,558	11,320
Computer software	75,608	39,149
Furniture	14,495	5,890
Medical equipment, including capitalized leased equipment	1,500,861	1,304,154
Leasehold Improvements	978,719	965,690
Total cost	2,644,426	2,363,916
Accumulated depreciation and amortization	675,125	292,790
Net property and equipment	$1,969,301	$2,071,126

The depreciation and amortization expenses charged to operations for the years ended December 31, 2005 and 2004, were $382,335 and $271,771, respectively.

(3) Lines of credit

The Company entered into a line of credit agreement with Whitney Bank that allowed for borrowings up to $500,000 and bore Interest at the lender's prime rate (6.00% as of the payoff date of June 8, 2005). Interest was payable quarterly. As of December 31, 2004, outstanding borrowings amounted to $250,000. The line of credit was collateralized by substantially all of the Company's business assets and was guaranteed by one of the partners. The outstanding balance was paid in full In June 2005, and the line of credit expired in December 2005.

The Company also had an unsecured line of credit with one of its partners that allowed for borrowings up to $1,500,000. There was no outstanding balance on the line of credit as of December 31, 2005 and 2004. The line of credit expired in December 2005.

(4) Notes payable

	December 31	
	2005	2004
Bank loan, payable in monthly installments of $16,731, including interest at the bank's prime rate; through July 2005, with a final balloon payment in the amount of $358,775 due on August 29, 2005. Collateralized by all of the Company's business assets and the personal guarantee of the Company's general partner. The loan was paid in full on June 8, 2005.	$—	$434,493
Other note payable to an individual, unsecured, with interest at 6% per annum. The note was due on demand and paid in full on June 8, 2005.	—	133,333
Total notes payable	—	567,826
Less current portion	—	567 826
Long-term portion	$—	$ —

(5) Capital lease obligations

The Company leases various types of medical equipment generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Total net book value of assets held under capital leases amounted to $232,883 and $312,729 as of December 31, 2005 and 2004, respectively. Amortization of assets held under capital leases is Included in depreciation and amortization expenses.

The following is a schedule of future minimum annual lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2005:

Years Ending December 31,	
2006	$101,475
2007	95,659
2008	82,282
2009	221
Total minimum lease payments	279,637
Less amount representing interest	30,169
Present value of net minimum lease payments	249,468
Current portion of capital lease obligations	$ 84,321
Long-term portion of capital lease obligations	165,147
	$249,468

(6) Operating leases

During 2004, the Company leased its office and surgical center facility under an operating lease from a related party with common ownership. In January 2005, the related party sold the office and surgical center facility to an unrelated third party and the Company continued the existing lease with the new owner. The lease expires in November 2013.

The Company also leases various medical equipment under an operating lease that expires in February 2007. Total rent expense related to the medical equipment for the years ended December 31, 2005 and 2004, was $77,567 and $50,968, respectively.

The future minimum annual rental payments required under the operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending December 31,	
2006	$ 433,883
2007	404,631
2008	402,813
2009	414,903
2010	427,353
Thereafter	3,120,539
Totals	$3,404,122

Total rental expense for the year ended December 31, 2005, was $467,038. Total rental expense to the related party for the year ended December 31, 2004, was $265,332.

(7) Related Party transactions

Palladium Management Ltd. is an affiliate of the Company through common ownership. There is a management agreement with Palladium Management Ltd. to manage the Company's operations and to provide accounting services. Management fees of $1,237,161 and $290,434 were earned by Palladium Management Ltd. during the years ended December 31, 2005 and 2004, respectively.

In addition, the Company advanced monies to and from related entities with common ownership. These advances are generally noninterest bearing and are due on demand. As of December 31, 2004, $200,000 of the $593,097 bore Interest at prime plus 1% (6% as of December 31, 2004). For the years ended December 31, 2005 and 2004, the Company had outstanding related party receivables of $108,253 and $80,974, respectively, and related party payables of $43,227 and $593,097, respectively.

The Company has paid insurance premiums to Insurance companies affiliated with two partners and a spouse. The expense to these Insurance companies for the years ended December 31, 2005 and 2004 was $787,359 and $419,045, respectively (See Note 10).

Accounts payable, trade includes liabilities to various related entities in the amounts of $114,047 and $52,947 as of December 31, 2005 and 2004, respectively.

(8) Employee benefit plan

During the year ended December 31, 2005, the Company adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations

("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution for the year ended December 31, 2005, was $18,946.

(9) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

	Year Ended December 31,	
	2005	2006
Cash paid:		
Interest	$53,641	$78,513

(10) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides new framework for Identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out Its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about Its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by Its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable Interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable Interestholder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling Interests at fair value and subsequently account for the VIE as If it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest.

As of December 31, 2005 and 2004, the Company had casualty insurance arrangements with Nassau Casualty Corporation ("Nassau"), Westchester Casualty Corporation ("Westchester") and Tuscany Casualty Corporation ("Tuscany"). For purposes of FIN 46, such arrangements were evaluated and determined that such do not require consolidation in the Company's financial statements. As discussed in Note 7, the Company paid premiums to Nassau, Westchester and Tuscany to insure certain risks. Nassau Is owned 100% by a certain partner of the Company; Westchester is 100% owned by his spouse; and Tuscany is 100% owned by a certain partner of the Company and his spouse. As of December 31, 2005 and 2004, Nassau had assets of $1,305,361 and $838,213, respectively, liabilities of $408,924 and $215,034, respectively, and net worth of $896,437 and $623,179, respectively. Westchester as of December 31, 2005 and 2004, had assets of $918,447 and $489,652, respectively, liabilities of $473,893 and $315,536, respectively, and net worth of $444,554 and $174,116, respectively. Tuscany as of December 31, 2005, had assets of $499,511, liabilities of $324,545, and net worth of $174,966. Nassau, Westchester and Tuscany participate with other unrelated insurance companies in an insurance pooling arrangement with additional insurers and are self-sustaining businesses. The Company is not subject to any risk or loss related to Nassau, Westchester, or Tuscany.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP

FINANCIAL STATEMENTS
Year Ended December 31, 2003


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

We have audited the accompanying balance sheet of The Palladium for Surgery – Houston, LLP as of December 31, 2003, and the related statements of operations and partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Palladium for Surgery – Houston, LLP as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
October 30, 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP

BALANCE SHEET
December 31, 2003

ASSETS	
CURRENT ASSETS	
Cash	$ 11,272
Patient accounts receivable	441,058
Prepaid expenses	8,335
TOTAL CURRENT ASSETS	460,665
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	1,722,539
OTHER ASSETS	12,530
TOTAL ASSETS	$2,195,734

LIABILITIES AND PARTNERS' DEFICIT	
CURRENT LIABILITIES	
Notes payable	$ 950,000
Current portion of capital lease obligations	98,409
Related party payables	909,195
Accounts payable, trade	11,639
TOTAL CURRENT LIABILITIES	1,969,243
CAPITAL LEASE OBLIGATIONS, less current portion above	289,622
TOTAL LIABILITIES	2,258,865
PARTNERS' DEFICIT	(63,131)
TOTAL LIABILITIES AND PARTNERS' DEFICIT	$2,195,734

See Notes to Financial Statements

PALLADIUM FOR SURGERY – HOUSTON, LLP

STATEMENT OF OPERATIONS AND PARTNERS' DEFICIT

Year Ended December 31, 2003

REVENUE	
Net patient service revenue	$442,259
EXPENSES	
Operating expenses	469,589
Interest	35,801
TOTAL EXPENSES	505,390
NET LOSS	(63,131)
PARTNERS' CAPITAL, BEGINNING OF YEAR	—
TOTAL PARTNERS' DEFICIT	$ (63,131)

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (63,131)
Adjustments to reconcile net loss to net cash flows from operating activities	
Depreciation and amortization	21,019
Increase in operating assets	
Patient accounts receivables	(441,058)
Prepaid expenses	(8,335)
Other assets	(12,530)
Increase In operating liabilities	
Accounts payable, trade	11,639
NET CASH FLOWS FROM OPERATING ACTIVITIES	(492,396)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(1,346,829)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of notes payable	950,000
Repayment of capital lease obligations	(8,698)
Related party payables	909,195
NET CASH FLOWS FROM FINANCING ACTIVITIES	1,850,497
NET INCREASE IN CASH	11,272
CASH, BEGINNING OF YEAR	—
CASH, END OF YEAR	$ 11,272

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – Palladium for Surgery – Houston, LLP, a Texas limited liability partnership, (the "Company") was formed on July 8, 2002, under the laws of Texas as a for-profit entity. The business of the Company is the ownership and operation of an outpatient ambulatory surgical center ("AFC") in the Galleria area of Houston, Texas. During most of 2003, the Company was completing its construction build-out for its AFC. The Company received its final licensing as an AFC in December 2003, after which actual patient cases began.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments to arrive at net realizable revenue are accrued on an estimated basis in the period the; related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, less an allowance for losses. The Company does not accrue finance or Interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. The allowance for losses as of December 31, 2003, was $0.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income lax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3 - 5 Years
Furniture	7 Years
Medical equipment, including capitalized leased equipment	3 - 5 Years
Leasehold improvements	10 Years

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, and accident benefits, commercial insurance coverage is purchased for claims arising from such matters. Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

(2) Property and equipment

Cost	
Telephone equipment	$ 34,002
Computer hardware	3,351
Computer software	7,600
Furniture	1,234
Medical equipment, including capitalized leased equipment	855,481
Leasehold improvements	841,890
Total cost	1,743,558
Accumulated depreciation and amortization	21,019
Net property and equipment	$1,722,539

The depreciation and amortization expenses charged to operations for the year ended December 31, 2003, were $21,019.

(3) Line of credit

The Company has an unsecured line of credit with one of its partners that allows for borrowings up to $1,500,000. There was no outstanding balance on the line of credit as of December 31, 2003. The line of credit expired in December 2005.

(4) Notes payable

Bank loan, payable in monthly installments of $16,731, including interest at the bank's prime rate; through March 2004, with a final balloon payment in the amount of $481,391 due on April 29, 2004. Collateralized by all of the Company's business assets and the personal guarantee of the Company's general partner. The loan was refinanced with the same	$550,000
Other note payable to individuals, unsecured, with interest ranging from 6% to 15% per annum. The note is due on demand.	400,000
Total notes payable	950,000
Less current portion	950,000
Long-term portion	$

(5) Capital lease obligations

The Company leases various types of medical equipment generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Total net book value of assets held under capital lease amounted to $392,575 as of December 31, 2003. Amortization of assets held under capital leases is included in depreciation and amortization expenses.

The following is a schedule of future minimum annual lease payments under capital lease, together with the present value of the net minimum lease payments as of December 31, 2003:

Years Ending December 31,	
2004	$ 98,409
2005	95,659
2006	95,659
2007	95,659
2008	82,282
Thereafter	221
Total minimum lease payments	467,889
Less amount representing interest	79,858
Present value of net minimum lease payments	$388,031
Current portion of capital lease obligations	$ 98,409
Long-term portion of capital lease obligations	289,622
	$388,031

(6) Operating leases

The Company leased its office and surgical center facility under an operating lease from a related party with common ownership. In January 2005, the related party sold the office and surgical center facility to an unrelated third party and the Company continued the lease with the new owner.

The future minimum annual rental payments required under the operating lease that have initial or remaining noncancellable lease terms In excess of one year are as follows:

Years Ending December 31,	
2004	$ 357,893
2005	368,635
2006	379,691
2007	391,083
2008	402,813
Thereafter	2,162,795
Totals	$4,062,910

Total rental expense to the related party for the year ended December 31, 2003, was $157,300.

(7) Related Party transactions

The Company advances monies to and from related entities with common ownership. These advances are generally noninterest bearing and are due on demand. The Company has outstanding related party payables of $909,195 as of December 31, 2003. $200,000 of the $909,195 bears interest at prime plus 1% (5% as of December 31, 2003).

(8) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

	Year Ended December 31, 2003
Cash paid:	
Interest	$35,801

Supplemental disclosure of noncash financing activities:

The Company incurred capital lease obligations in the amount of $396,729 related to the acquisition of various medical equipment.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

FINANCIAL STATEMENTS
Year Ended December 31, 2006


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

ACCOUNTANTS' REVIEW REPORT

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, LLP D/B/A KIRBY SURGICAL CENTER

We have reviewed the accompanying balance sheet of Medical Ambulatory. Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with U.S. generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 2, 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

BALANCE SHEET
December 31, 2006

ASSETS	
CURRENT ASSETS	
Cash	$ 63,665
Patient accounts receivable	5,076,992
Inventory	280,148
Prepaid expenses	47,768
TOTAL CURRENT ASSETS	5,468,573
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	4,344,046
OTHER ASSETS	47,535
TOTAL ASSETS	$9,860,154
LIABILITIES AND PARTNER'S CAPITAL	
CURRENT LIABILITIES	
Current portion of long-term debt	$1,336,100
Accounts payable, trade	318,150
Accrued expenses and other current liabilities	171,976
TOTAL CURRENT LIABILITIES	1,826,226
LONG-TERM DEBT, less current portion above	1,171,476
TOTAL LIABILITIES	2,997,702
PARTNERS' CAPITAL	6,862,452
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$9,860,154

See Notes to Financial Statements

See Accountants' Review Report

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

REVENUES	
Net patient service revenue	$20,780,540
EXPENSES	
Operating expenses	7,441,839
Interest	217,083
TOTAL EXPENSES	7,658,922
NET INCOME	$13,121,618

See Notes to Financial Statements

See Accountants' Review Report

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year Ended December 31, 2006

Balance, beginning of year	$ 5,610,314
Net income	13,121,618
Partners' withdrawals	(11,869,480)
Balance, end of year	$ 6,862,452

See Notes to Financial Statements

See Accountants' Review Report

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 13,121,618
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation and amortization	696,000
Increase in operating assets	
Patient accounts receivable	(792,203)
Inventory	(7,326)
Prepaid expenses	(1,497)
Increase (decrease) in operating liabilities	
Accounts payable, trade	(48,941)
Accrued expenses and other current liabilities	41,239
NET CASH FLOWS FROM OPERATING ACTIVITIES	13,008,890
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(98,796)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(98,796)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of notes payable	(1,270,000)
Partners' withdrawals	(11,869,480)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(13,139,480)
NET DECREASE IN CASH	(229, 386)
CASH, BEGINNING OF YEAR	293,051
CASH, END OF YEAR	$ 63,665

See Notes to Financial Statements

See Accountants' Review Report

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting Policies

Nature of operations – Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center ("KSC" or the "Company") was formed on March 10, 2003, in the State of Texas as a Limited Liability Partnership. Formal operations began in June 2004. KSC is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center ("ASC") in Houston, Texas.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, net of contractual allowances, less an allowance for losses. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral. There was no allowance for losses as of December 31, 2006.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Inventory – Inventory consists of various medical supplies and is valued at the lower of cost or market on the first-in, first-out method (FIFO).

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charges to operations when incurred.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Leasehold improvements	15 Years
Furniture and fixtures	5 Years
Office and medical equipment	5-10 years
Computers and software	3 Years

Estimated Useful Lives Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $8,313 for the year ended December 31, 2006.

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets. Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

(2) Property and equipment

	December 31, 2006
Cost	
Leasehold improvements	$2,372,181
Furniture and fixtures	248,868
Office and medical equipment	3,287,358
Computers and software	70,909
Total cost	5,979,316
Accumulated depreciation and amortization	1,635,270
Net property and equipment	$4,344,046

Depreciation expense was $696,000 for the year ended December 31, 2006.

(3) Long-term debt

	December 31, 2006
Term note in the amount of $6,350,000, payable in monthly installments of principal of $105,833, plus interest charged at the applicable base rate minus the applicable margin. The applicable base rate is either the highest of: (a) 3.00%, (b) the Federal Funds rate plus .50% or (c) the Prime Rate as published in the Wall Street Journal (7.75% as of December 31, 2006.) and the applicable margin is .53%, through September 2009. The entire facility is secured by substantially all of the assets of the Company. The Company has made additional principal payments on the note totaling $1,198,456 through December 31, 2006.	$2,294,044
Term note in the amount of $213,532, payable in monthly installments of $6,647, including principal plus interest at 7.44%, through December 2009.	213,532
Total Long-term debt	2,507,576
Less current portion	1,336,100
Long-term portion	$1,171,476

Annual maturities for long-term debt are as follows:

Years Ending December 31,	
2007	$1,336,100
2008	1,095,234
2009	76,242
Totals	$2,507,576

(4) Operating leases

The Company leases its office space and surgical center under an operating lease expiring in June 2014.

The future annual minimum rental payments required under the operating lease are as follow:

Years Ending December 31,	
2007	$ 153,428
2008	153,428
2009	153,428
2010	153,428
2011	153,428
Thereafter	383,571
Totals	$1,150,711

The Company is required to pay its proportionate share of maintenance and operating costs and real estate taxes in addition to the monthly rent. Total rental expense for the year ended December 31, 2006, was $185,619.

See Accountants' Review Report

(5) Related party transactions

The Company paid $119,000 to the partners for meeting fees and is included in office expense. The Managing partner received $54,000 from the Company, which is included in professional fees.

(6) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions. The following is a summary of supplemental cash flow information:

	Year Ended December 31, 2006
Cash paid:	
Interest	$ 217,083
Summary of Noncash Investing and Financing Activities:	
Medical equipment purchased	$(213,532)
Note payable assumed	$ 213,532

(7) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain Implementation issues that had arisen. FIN 46 provides new framework for identifying variable interest entities ("VIES") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable interestholder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest.

(8) Differences between U.S. and Canadian generally accepted accounting principles and practices

The financial statements of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles may often differ in certain respects from those principles that the Company would have followed if its financial statements had been prepared in accordance with accounting principles generally accepted in Canada. However, those differences are not significant.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004, and for the Period
From March 10, 2003 (Inception) Through December 31, 2003



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, L.LP D/B/A KIRBY SURGICAL CENTER

We have audited the accompanying balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005, 2004 and 2003, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2005 and 2004, and for the period from March 10, 2003 (Inception) through December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and for the period from March 10, 2003 (Inception) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
January 22, 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A SURGICAL CENTER

BALANCE SHEETS
December 31, 2005, 2004 and 2003

	2005	2004	2003
ASSETS			
CURRENT ASSETS			
Cash	$ 293,051	$ 541,115	$ 72,411
Patient accounts receivable, net	4,284,789	4,070,414	—
Related party receivables	—	31,500	59,339
Inventory	272,822	224,723	—
Prepaid expenses	46,271	17,762	—
TOTAL CURRENT ASSETS	4,896,933	4,885,514	131,748
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	4,727,718	5,343,914	448,023
OTHER ASSETS	47,535	46,535	13,748
TOTAL ASSETS	$9,672,186	$10,275,963	$593,521
LIABILITIES AND PARTNERS' CAPITAL			
CURRENT LIABILITIES			
Current portion of long-term debt	$1,270,000	$ 1,270,000	$ —
Related party payables	—	6,000	—
Accounts payable, trade	367,091	348,040	30,190
Accrued expenses and other current liabilities	130,737	95,441	70,391
TOTAL CURRENT LIABILITIES	1,767,828	1,719,481	100,581
LONG-TERM DEBT, less current portion above	2,294,044	4,162,500	100,000
TOTAL LIABILITIES	4,061,872	5,881,981	200,581
PARTNERS' CAPITAL	5,610,314	4,393,982	392,940
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$9,672,186	$10,275,963	$593,521

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004, and for the period from March 10, 2003 (Inception) through December 31, 2003

	2005	2004	2003
REVENUES			
Net patient service revenue	$16,804,461	$10,742,700	$ —
EXPENSES			
Operating expenses	6,734,917	3,936,241	71,060
Interest	240,712	125,417	—
TOTAL EXPENSES	6,975,629	4,061,658	71,060
NET INCOME (LOSS)	$ 9,828,832	$ 6,681,042	$(71,060)

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
Years Ended December 31, 2005 and 2004, and for the period from
March 10, 2001 (Inception) through December 31, 2003

	2005	2004	2003
Balance, beginning of year/period	$ 4,393,982	$ 392,940	$ —
Capital contributions	75,000	—	464,000
Net income (loss)	9,828,832	6,681,042	(71,060)
Partners' withdrawals	(8,687,500)	(2,680,000)	—
Balance, end of year/period	$ 5,610,314	$ 4,393,982	$392,940

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004, and for the period from March 10, 2003 (Inception) through December 31, 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 9,828,832	$ 6,681,042	$ (71,060)
Adjustments to reconcile net income (loss) to net cash flows from operating activities			
Depreciation and amortization	599,819	343,063	254
Gain on disposal of property and equipment, included in miscellaneous expense	(3,866)	—	—
Increase in operating assets			
Patient accounts receivable	(214,375)	(4,070,414)	—
Inventory	(48,099)	(224,723)	—
Prepaid expenses	(28,509)	(17,762)	—
Other assets	(1,000)	(32,787)	(13,748)
Increase in operating liabilities			
Accounts payable, trade	19,051	317,850	30,190
Accrued expenses and other current liabilities	35,296	25,050	70,391
NET CASH FLOWS FROM OPERATING ACTIVITIES	10,187,149	3,021,319	16,027
CASH FLOWS FROM INVESTING ACTIVITIES			
Repayment of (advances to) related party receivables	31,500	27,839	(59,339)
Purchases of property and equipment	(257,706)	(5,238,954)	(448,277)
Proceeds from disposal of property and equipment	277,949	—	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	51,743	(5,211,115)	(507,616)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from long-term debt	—	9,671,215	100,000
Repayments of long-term debt	(1,868,456)	(4,338,715)	—
Advances from (repayments to) related party payables	(6,000)	6,000	—
Capital contributed	75,000	—	464,000
Partners' withdrawals	(8,687,500)	(2,680,000)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES	(10,486,956)	2,658,500	564,000
NET INCREASE (DECREASE) IN CASH	(248,064)	468,704	72,411
CASH, BEGINNING OF YEAR/PERIOD	541,115	72,411	—
CASH, END OF YEAR/PERIOD	$ 293,051	541,115	$ 72,411

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center ("KSC" or the "Company") was formed on March 10, 2003, in the State of Texas as a Limited Liability Partnership. Formal operations began in June 2004. KSC is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center ("ASC") in Houston, Texas.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, net of contractual allowances, less an allowance for losses. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral. There was no allowance for losses as of December 31, 2005, 2004 and 2003.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income lax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Inventory – Inventory consists of various medical supplies and is valued at the lower of cost or market on the first-in, first-out method (FIFO).

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charges to operations when incurred.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Leasehold improvements	15 Years
Furniture and fixtures 15 Years	5 Years
Office and medical equipment	5 - 10 Years
Computers and software	3 Years

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $494,758 and $473,963 for the years ended December 31, 2005 and 2004, respectively, and $-0- for the period from March 10, 2003 (Inception) through December 31, 2003.

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets. Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS – (Continued)

(2) Property and equipment

	December 31,		
Cost	2005	2004	2003
Leasehold improvements	$2,366,557	$2,634,972	$ 3,701
Furniture and fixtures	245,460	219,090	10,650
Office and medical equipment	2,984,062	2,762,260	59,746
Computers and software	70,909	70,909	—
Total cost	5,666,988	5,687,231	74,097
Accumulated depreciation and amortization	(939,270)	(343,317)	(254)
Construction-in-progress	—	—	374,180
Net property and equipment	$4,727,718	$5,343,914	$448,023

Depreciation and amortization expenses were $599,819 and $343,063 for the years ended December 31, 2005 and 2004, respectively, and $254 for the period from March 10, 2003 (Inception) through December 31, 2003.

(3) Long-term debt

	December 31,		
	2005	2004	2003
Construction note in the amount of $3,421,215, payable in monthly installments of interest at the lenders applicable rate or maximum lawful rate through December 2009. The first twelve payments, beginning January 2004, consist solely of Interest only payments. The next fifty-nine payments of $64,562 will include principal and interest. The seventy-second and final payment shall include the unpaid principal balance plus and accrued interest. Collateralized by all of the Company's assets and the personal guarantee of the Partners. This note was paid-off in September 2004 with the proceeds from a term note with another bank.	$ —	$ —	$100,000
Term note in the amount of $6,350,000, payable in monthly installments of principal of $105,833 plus interest charged at the applicable base rate minus the applicable margin. The applicable base rate is either the highest of (a) 3.00%, (b) the Federal Funds rate plus .50% or (c) the Prime Rate as published in the Wall 'Street Journal (7.75% as of December 31, 2005.) and the applicable margin is .53%, through September 2009. The entire facility is secured by substantially all of the assets of the Company. The partners personally guaranteed the debt until August 2005, when the bank amended the term note and removed the guarantees. The Company has made additional principal payments on the note totaling $1,198,456 through December 31, 2005.	3,564,044	5,432,500	—
Total Long-term debt	3,564,044	5,432,500	100,000
Less current portion	1,270,000	1,270,000	—
Long-term portion	$2,294,044	$4,162,500	$100,000

Annual maturities for long-term debt are as follows:

Years Ending December 31,	
2006	$1,270,000
2007	1,270,000
2008	1,024,044
Totals	$3,564,044

(4) Line of credit

During September 2004, the Company entered into agreements ("Agreements") with a bank. A working line of credit in the amount of $750,000 was extended to the Company. The working capital line of credit expired in September 2005. Interest only payments were due on any outstanding balance at month-end. The Company never borrowed funds under this line of credit.

(5) Operating leases

The Company leases its office space and surgical center under an operating lease expiring in June 2019.

The future annual minimum rental payments required under the operating lease are as follow:

Years Ending December 31,	
2006	$ 128,016
2007	128,016
2008	128,016
2009	134,616
2010	141,216
Thereafter	1,334,952
Totals	$1,994,832

The Company is required to pay its proportionate share of maintenance and operating costs and real estate taxes in addition to the monthly rent, Total rental expense for the years ended December 31, 2005 and 2004 was $162,352 and $102,561, respectively, and $-0- for the period from March 10, 2003 (Inception) through December 31, 2003.

(6) Related party transactions

The Company made and received loans from partners that were non-interest bearing and were due on demand. For the years ended December 31, 2005 and 2004, the Company had outstanding related party receivables of $-0- and $31,500, respectively, and $59,339 for the period from March 10, 2003 (Inception) through December 31, 2003. For the years ended December 31, 2005 and 2004, the Company had outstanding related party payables of $-0- and $6,000, respectively, and $-0- for the period from March 10, 2003 (Inception) through December 31, 2003. In addition, the Company paid the partners meeting fees of $98,000 and $40,000 in 2005 and 2004, respectively. The Managing partner was paid $54,000 and $-0- in performing his duties in 2005 and 2004, respectively.

(7) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

	Years Ended December 31,		For the Period from March 10, 2003 (Inception) through December 31,
	2005	2004	2003
Cash paid			
Interest	$240,712	$125,417	—

(8) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE it its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable interestholder that consolidates the 'VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE' s assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE: as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest. The Company had no variable interest entities as of December 31, 2003, 2004 and 2005.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS – (Continued)

(9) Differences between U.S. anti Canadian Generally accepted accounting principles and practices

The financial statements of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles may often differ in certain respects from those principles that the Company would have followed if its financial statements had been prepared in accordance with accounting principles generally accepted in Canada. However, those differences are not significant.

CERTIFICATE OF THE ISSUER

Date: March 30, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by section 27 of the *Securities Act* (Northwest Territories) and by section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NORTHSTAR HEALTHCARE INC.

By: (Signed) DONALD L. KRAMER, M.D.
Chief Executive Officer

By: (Signed) KENNETH J. KLEIN
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) CECIL F. FLEMING
Director

By: (Signed) DONALD L. KRAMER, M.D.
Director

The Promoter

HEALTHCARE VENTURES, LTD.,
by HEALTHCARE VENTURES MANAGEMENT CORP.,
its sole General Partner

By: (Signed) DONALD L. KRAMER, M.D.
President

CERTIFICATE OF THE UNDERWRITERS

Date: March 30, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by section 27 of the *Securities Act* (Northwest Territories) and by section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and to our knowledge, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

BMO NESBITT BURNS INC.

By: (Signed) KENNETH MANGET


NORTHSTAR HEALTHCARE INC.

Preliminary Long Form Prospectus (French)
March 30, 2007

Un exemplaire du présent prospectus provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces et de chacun des territoires du Canada; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que l'autorité en valeurs mobilières n'ait visé le prospectus.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus ne sont offerts que là où l'autorité compétente a accordé son visa et ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, *dans sa version modifiée (la « Loi de 1933 »), ni des lois sur les valeurs mobilières de tout État des États-Unis et ne peuvent être offerts ni vendus aux États-Unis, sauf conformément aux exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières des États applicables ou aux termes de dispenses de ces lois. Se reporter à la rubrique « Mode de placement ».*

PROSPECTUS PROVISOIRE

Premier appel public à l'épargne

Le 30 mars 2007


NORTHSTAR HEALTHCARE INC.

• $ CA

• actions ordinaires

Le présent premier appel public à l'épargne (le « placement ») de • actions ordinaires (les « actions ordinaires ») de Northstar Healthcare Inc. (« Northstar » ou l'« émetteur ») est offert sous forme de prise ferme par BMO Nesbitt Burns Inc. et ● (collectivement, les « preneurs fermes »). Se reporter à la rubrique « Mode de placement ».

L'émetteur est une société par actions constituée dans le but de procéder à l'acquisition indirecte ou à la gestion de centres de chirurgie ambulatoire aux États-Unis, ciblant dans un premier temps Houston et d'autres régions métropolitaines du Texas. Au départ, l'émetteur détiendra une participation indirecte dans deux centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et, individuellement, un « CCA de Northstar »), et gérera un centre de chirurgie ambulatoire à Dallas ainsi qu'une clinique de traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion de centres de chirurgie ambulatoire, et (ii) d'augmenter ses éléments d'actif et d'accroître les dividendes au moyen d'acquisitions sélectives et d'une croissance interne. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium ») et par Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Après la réalisation du placement, l'émetteur détiendra une participation indirecte de ● % dans la société en commandite Palladium et une participation indirecte de ● % dans la société en commandite Kirby. Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), détiendra une participation indirecte de ● % dans la société en commandite Palladium et une participation indirecte de ● % dans la société en commandite Kirby. Le pourcentage restant des participations de commanditaires dans chaque société en commandite Northstar sera détenu par les chirurgiens et la direction. Se reporter aux rubriques « Convention d'investissements et opérations connexes » et « Emploi du produit ».

À la clôture du présent placement (la « clôture »), le conseil d'administration de l'émetteur a l'intention d'adopter une politique en matière de dividendes prévoyant le versement, sous réserve des lois applicables et de toute condition d'endettement prévalant à ce moment, de dividendes • sur chacune de ses actions ordinaires selon un montant annuel total de • $ CA par action.

Le prix d'offre des actions ordinaires a été fixé par voie de négociation entre Northstar, Ventures et les preneurs fermes. Se reporter à la rubrique « Mode de placement ». **Un placement dans les actions ordinaires est assujetti à**

certains facteurs de risque que l'acheteur éventuel devrait examiner attentivement avant d'acheter des actions ordinaires. Se reporter à la rubrique « Facteurs de risque ».

Chaque action ordinaire confère un droit de vote. À la réalisation du présent placement, il y aura • actions ordinaires de l'émetteur en circulation. Se reporter à la rubrique « L'émetteur – Capital-actions ».

Dans le cadre du présent placement, les preneurs fermes sont autorisés à réaliser des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux autres que ceux qui existaient autrement sur le marché libre. **Les preneurs fermes peuvent offrir les actions ordinaires à un prix plus bas que celui indiqué ci-dessous. Se reporter à la rubrique « Mode de placement ». Il n'existe actuellement aucun marché par l'entremise duquel les actions ordinaires peuvent être vendues et les acheteurs pourraient ne pas être en mesure de revendre les actions ordinaires achetées aux termes du présent prospectus.**

Prix : • $ CA par action ordinaire

	Prix d'offre	**Rémunération des preneurs fermes[1)]**	**Produit net revenant à l'émetteur[2)]**
Par action ordinaire.............	• $ CA	• $ CA	• $ CA
Total[3)]	• $ CA	• $ CA	• $ CA

Notes :

1) Les preneurs fermes recevront une rémunération correspondant à • % du prix des actions ordinaires offertes aux présentes.

2) Après déduction de la rémunération des preneurs fermes mais avant déduction des frais du placement, estimés à • $ CA, qui seront prélevés par l'émetteur pour le compte de certaines de ses filiales, y compris Northstar Acquisition, sur le produit du placement.

3) L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie à tout moment pendant une période de 30 jours suivant la clôture, permettant d'acheter jusqu'à • actions ordinaires supplémentaires selon les mêmes modalités que celles susmentionnées et exclusivement pour couvrir les attributions excédentaires, s'il en est, et à des fins de stabilisation du marché. Si l'option pour attributions excédentaires est levée intégralement, le prix d'offre total, la rémunération des preneurs fermes et le produit net revenant à l'émetteur s'élèveront à • $ CA, • $ CA et • $ CA, respectivement. Se reporter à la rubrique « Mode de placement ». Le présent prospectus vise le placement de l'option pour attributions excédentaires et le placement des actions ordinaires pouvant être émises à la levée de cette option.

Les preneurs fermes offrent conditionnellement, pour leur propre compte, des actions ordinaires, sous réserve de leur vente préalable, et sous réserve de leur émission par l'émetteur et de leur acceptation par les preneurs fermes conformément aux modalités figurant dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Goodman LLP pour le compte de l'émetteur, de Borden Ladner Gervais S.R.L., s.e.n.c.r.l. pour le compte des preneurs fermes et, à l'égard des questions liées à l'impôt sur le revenu fédéral des États-Unis, par Kaye Scholer LLP pour le compte de l'émetteur et par Shearman & Sterling LLP pour le compte des preneurs fermes.

Les souscriptions d'actions ordinaires seront reçues sous réserve du droit de les rejeter ou de les attribuer, en totalité ou en partie, et du droit de clore les registres de souscription à tout moment sans préavis. Des certificats d'inscription en compte représentant des actions ordinaires vendues dans le cadre du présent placement seront émis sous forme nominative à La Caisse canadienne de dépôt de valeurs limitée (la « CDS »), ou à son prête-nom, et seront déposées auprès de la CDS à la clôture du présent placement. La date de clôture du présent placement devrait avoir lieu vers le • 2007 ou à toute autre date dont l'émetteur et les preneurs fermes pourront convenir (la « date de clôture »), mais dans tous les cas au plus tard le • 2007. L'acquéreur d'actions ordinaires ne recevra qu'une confirmation du client de la part du courtier inscrit qui est un adhérent à la CDS et de qui ou par l'intermédiaire duquel les actions ordinaires sont achetées.

TABLE DES MATIÈRES

MISE EN GARDE CONCERNANT LES ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus constituent des « énoncés prospectifs » qui reflètent les attentes actuelles de la direction concernant la croissance, les résultats d'exploitation, le rendement et les possibilités et occasions d'affaires futures. Les énoncés prospectifs ne sont que des prévisions qui n'offrent aucune garantie quant au rendement. Lorsqu'ils sont utilisés, des termes tels que « pourrait », « devrait », « ferait », « pourra », « anticiper », « croire », « planifier », « s'attendre à », « avoir l'intention de », « estimer », « viser », « s'efforcer de », et d'autres termes semblables marquent habituellement la présence de tels énoncés prospectifs. Ces énoncés reflètent les attentes actuelles de la direction concernant des événements futurs en fonction des renseignements actuellement mis à sa disposition. Les énoncés prospectifs sont assujettis à des risques, des incertitudes et des hypothèses considérables connus ou inconnus. Les principales suppositions rattachées aux énoncés prospectifs dans le présent prospectus ont trait à ce qui suit : la croissance, les dépenses en immobilisations, la situation de la concurrence et la conjoncture économique générale. De nombreux facteurs pourraient faire en sorte que nos résultats, notre rendement ou nos réalisations réelles diffèrent sensiblement des résultats, du rendement ou des réalisations futures qui pourraient être exprimés ou sous-entendus dans ces énoncés prospectifs, notamment les facteurs énoncés à la rubrique « Facteurs de risque » du présent prospectus. Si un ou plusieurs de ces risques ou incertitudes survenait, ou si les hypothèses qui sous-tendent les énoncés prospectifs se révélaient erronées, les résultats, le rendement ou les réalisations réelles pourraient différer sensiblement de ce qui est exprimé ou sous-entendu dans les énoncés prospectifs figurant dans le présent prospectus. Ces facteurs devraient être examinés attentivement et les épargnants éventuels ne devraient pas se fier indument sur les énoncés prospectifs. Bien que les énoncés prospectifs figurant dans le présent prospectus soient fondés sur des hypothèses que la direction juge raisonnables actuellement, nous ne pouvons garantir aux épargnants éventuels que les résultats, le rendement ou les réalisations réels seront conformes à ces énoncés prospectifs. Les présents énoncés prospectifs sont faits en date du présent prospectus et nous n'avons pas l'intention, ni n'avons aucune obligation, de les mettre à jour ou de les modifier.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Ce prospectus contient des renvois au BAIIA (bénéfice avant intérêts, impôts, amortissement, éléments non récurrents et éléments hors exploitation). La direction estime que le BAIIA est une mesure supplémentaire utile des liquidités disponibles à des fins de distribution avant le service de la dette, les dépenses affectées aux immobilisations et les impôts. Toutefois, le BAIIA n'est pas une mesure des bénéfices reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres émetteurs. Les investisseurs sont avertis de ne pas considérer le BAIIA comme une mesure susceptible de remplacer le bénéfice net ou la perte nette (qui sont établis conformément aux PCGR ou aux PCGR du Canada) en tant qu'indicateur du rendement de l'émetteur ou de Northstar Partnerships ou à titre de mesure des liquidités et des flux de trésorerie. La méthode utilisée par l'émetteur pour établir le BAIIA peut différer considérablement des méthodes appliquées par d'autres sociétés ouvertes et pourrait ne pas se comparer aux mesures du même nom utilisées par d'autres sociétés ouvertes.

Ce prospectus contient aussi des références aux produits nets gagnés, qui représente les paiements actuels reçus des tiers payeurs et des patients, moins les remboursements. Les produits nets gagnés ne sont pas des revenus constatés selon les PCGR ou les PCGR canadiens et n'ont pas de définition standardisée par les PCGR ou les PCGR canadiens.

QUESTIONS D'ORDRE GÉNÉRAL

Les données relatives au marché et les prévisions concernant le secteur d'activités qui sont présentées dans le présent prospectus ont été obtenues de différentes sources d'information publiques. Bien que nous croyons que ces sources d'information indépendantes sont habituellement fiables, le degré de pertinence et d'intégralité de ces renseignements n'est pas garanti et n'a pas été vérifié de manière indépendante.

Notre site Web est le www.Northstar-Healthcare.com. Les renseignements figurant dans notre site Web ne sont pas destinés à être joints ni intégrés par renvoi au présent prospectus et les acquéreurs éventuels ne devraient pas se fier à ces renseignements pour déterminer la pertinence d'un placement dans nos actions ordinaires.

Les graphiques et les tableaux présentant notre historique de rendement dans le présent prospectus servent exclusivement à illustrer les effets du rendement passé. Les rendements passés n'indiquent pas nécessairement les rendements qui seront atteints dans le futur.

Dans le présent prospectus, les termes « Northstar », « émetteur », « nous » et « notre » désignent Northstar Healthcare Inc., à moins que le contexte n'indique ou n'exige autrement.

À moins d'indication contraire ou à moins que le contexte n'exige autrement, toutes les références faites à des années dans le présent prospectus désignent des années civiles.

Les pourcentages indiqués dans les tableaux ont été arrondis et, par conséquent, ils pourraient ne pas totaliser 100 %. Certaines données financières ont également été arrondies. Par conséquent, les sommes des données présentées dans le présent document pourraient varier légèrement des sommes arithmétiques réelles de ces données.

RENSEIGNEMENTS RELATIFS AUX DEVISES ET AUX TAUX DE CHANGE

Dans le présent prospectus, à moins d'indication contraire, le numéraire est exprimé en dollars américains. Les signes « $ », « $ US » ou le terme « dollars américains » font référence à la monnaie ayant cours légal aux Etats-Unis, et le signe « $ CA » ou le terme « dollars canadiens » font référence à la monnaie ayant cours légal au Canada.

Les sociétés en commandite Northstar exercent leurs activités aux Etats-Unis et leurs produits d'exploitation et leurs frais sont libellés, générés et encourus en dollars américains. Par conséquent, les états financiers consolidés pro forma de l'émetteur et les états financiers des sociétés en commandite Northstar qui sont joints au présent prospectus sont libellés en dollars américains.

Le tableau suivant présente les taux de change extrêmes pour un dollar américain, exprimés en dollars canadiens, pour les périodes désignées, le taux de change à la fin de ces périodes et la moyenne de ces taux de change au dernier jour de chaque mois de chacune de ces périodes, en fonction du taux à midi en dollars canadiens déclaré par la Banque du Canada :

	Exercices terminés le		
	31 décembre 2006	**31 décembre 2005**	**31 décembre 2004**
Bas	1,0990	1,2704	1,3968
Haut	1,1726	1,1507	1,1774
Fin de période	1,1653	1,1651	1,2036
Taux moyen	1,1342	1,2116	1,3015

Le • 2007, le cours du change au comptant à midi tel qu'annoncé par la Banque du Canada pour la conversion des dollars américains en dollars canadiens était de 1,00 $ US pour • $ CA.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Goodmans LLP, conseillers juridiques de l'émetteur, et de Borden Ladner Gervais S.R.L., s.e.n.c.r.l., conseillers juridiques des preneurs fermes, à la date du présent prospectus, les actions ordinaires, lorsqu'elles seront inscrites à la cote de la Bourse de Toronto, seront des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et de ses règlements (désignés collectivement la « Loi de l'impôt ») pour une fiducie régie par un régime enregistré d'épargne-retraite, un fonds enregistrés de revenu de retraite, un régime enregistré d'épargne-études ou un régime de participation différée aux bénéfices.

SENS DE CERTAINS TERMES CLÉS

Les termes clés utilisés dans le présent prospectus ont le sens qui leur est donné dans la rubrique intitulée « Glossaire ».

Dans le présent prospectus, « direction » s'entend, à moins d'indication contraire, de la direction de l'émetteur et de la direction de Northstar Healthcare Acquisitions L.L.C.

Dans le présent prospectus, « revenus nets provenant des services fournis aux patients » s'entend des revenus bruts reçus des patients, moins les provisions pour les rajustements contractuels avec des payeurs tiers, notamment Medicare, Medicaid ou des payeurs privés dans le cadre de régimes de soins gérés.

Dans le présent prospectus, « procédure » s'entend d'un service individuel fourni à un patient. Dans un cas type de chirurgie, un certain nombre de procédures sont habituellement effectuées. Par exemple, au cours de l'année 2006, 36 400 procédures ont été effectuées par les CCA de Northstar, ce qui correspond à 10 251 cas.

Dans le présent prospectus, « capacité » s'entend, lorsqu'utilisé à l'égard d'un CCA, de la période de temps durant laquelle un bloc opératoire est occupé ou utilisé, divisée par la période de temps durant laquelle, de l'avis de la direction, le bloc opératoire pourrait être occupé ou utilisé, en règle générale, huit heures par jour, cinq jours semaine.

Dans le présent prospectus, sauf indication contraire, le terme « PCGR » désigne les principes comptables généralement reconnus des Etats-Unis. Les états financiers vérifiés et non vérifiés des sociétés en commandite Northstar figurant dans le présent prospectus ont été établis conformément aux principes comptables généralement reconnus des Etats-Unis qui, tels qu'ils sont appliqués aux sociétés en commandite Northstar, sont conformes à tous les égards importants avec les PCGR du Canada, tels qu'ils sont décrits dans les notes afférentes aux états financiers consolidés pro forma de l'émetteur pour l'exercice terminé le 31 décembre 2006. Les états financiers consolidés pro forma de l'émetteur figurant ailleurs au présent prospectus ont été établis conformément aux principes comptables généralement reconnus du Canada qui, tels qu'ils s'appliquent à l'émetteur, sont conformes sous tous les aspects importants aux PCGR.

Sauf indication contraire, les renseignements figurant dans le présent prospectus ne donnent pas effet à la levée de toute partie de l'option pour attributions excédentaires.

SOMMAIRE DU PROSPECTUS

Le texte qui suit constitue un sommaire des principales caractéristiques du présent placement et devraient être lu intégralement à la lumière des renseignements prédétaillés ainsi que des données financières et des états financiers figurant ailleurs dans le présent prospectus. Certains termes utilisés dans le présent prospectus sont définis à la rubrique « Glossaire ». À moins d'indication contraire, les renseignements figurant dans le présent prospectus supposent que les étapes à la rubrique « Convention d'investissement et opérations connexes » ont été réalisés.

L'émetteur

L'émetteur est une société qui a été constituée pour acquérir indirectement ou pour gérer, ou les deux, des centres de chirurgie ambulatoire aux États-Unis, en se concentrant initialement sur la région de Houston et d'autres régions métropolitaines au Texas. Initialement, l'émetteur sera indirectement propriétaire d'une participation dans deux des plus importants centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et individuellement un « CCA de Northstar ») et gérera un centre de chirurgie ambulatoire à Dallas et d'une clinique pour le traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir sa base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium » et Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Suivant la réalisation du placement, l'émetteur détiendra indirectement une participation de • % dans la société en commandite Palladium et d'une participation de • % dans la société en commandite Kirby. Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), détiendra une participation de • % dans la société en commandite Palladium et d'une participation de • % dans la société en commandite Kirby. Le reste des participations de commanditaire dans chacune des sociétés en commandite Northstar sera détenu par des chirurgiens et par des membres de la direction. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Emploi du produit ».

Survol de l'industrie

Bref aperçu du marché des soins de santé aux États-Unis

Les États-Unis constituent le plus important marché au monde pour les services de soins de santé. Comme le démontre le graphique ci-dessous, CMS prévoit que les dépenses globales engagées annuellement pour les soins de santé aux États-Unis augmenteront de 2,17 trillons de dollars en 2006 à 2,88 trillions de dollars en 2010, des augmentations annuelles devant s'élever en moyenne à environ 7 % comparativement à un taux d'inflation global annuel prévu de 3,6 % au cours de la même période.

Dépenses pour les soins de santé aux États-Unis
1980 à 2015[1)]


4500
4000
3500
3000
2500
2000
1500
1000
500
0
(En milliards de $)
1980
1990
1999
2000
2001
2004
2006
2007
2009
2010
2011
2014
Année

Source : CMS
Les chiffres pour les années 2006 à 2015 sont des prévisions.

Assurance-maladie

Les services de soins de santé aux États-Unis sont payés en grande partie par une combinaison de payeurs publics et privés. Environ 85 % de la population est couverte par l'assurance-maladie à un certain degré, ce qui comprend les régimes d'assurance-maladie financés publiquement et les régimes d'assurance-maladie privés. Les régimes d'assurance-maladie financés publiquement comprennent le régime Medicare, qui est destiné généralement aux personnes de 65 ans et plus, le régime Medicaid qui est destiné généralement aux personnes défavorisées et d'autres programmes spécialisés pour le personnel militaire, les employés fédéraux et divers autres groupes. Le régime Medicare est géré et financé par le gouvernement fédéral des États-Unis, tandis que le régime Medicaid est géré en grande partie au niveau étatique, l'appui financier provenant du gouvernement fédéral. L'assurance-maladie privée aux États-Unis consiste majoritairement en une couverture offerte généralement dans le cadre de l'emploi et qui est basée sur un système de payeurs tiers. Ces régimes offrent habituellement aux assurés des services de soins de santé de portée générale et offrent également aux patients des stimulants financiers pour qu'ils utilisent les prestataires de soins de santé associés à ces régimes.

Établissements de chirurgie

Au cours des 20 dernières années, il y a eu une augmentation constante du nombre d'interventions chirurgicales réalisées aux États-Unis, la demande étant dictée par les progrès technologiques, des consommateurs mieux avertis et une plus grande espérance de vie. Durant les années 1970, les hôpitaux traditionnels ont été les principaux prestataires d'interventions chirurgicales aux États-Unis. Toutefois, les progrès soutenus réalisés dans les domaines de l'anesthésie, des techniques médicales et des appareils médicaux ont réduit le caractère effractif de plusieurs interventions chirurgicales, les rendant plus sécuritaires et plus efficaces. De l'avis de la direction, il s'agit de la principale raison qui explique pourquoi le nombre d'interventions chirurgicales réalisées dans d'autres genres d'établissements de chirurgie, notamment des hôpitaux spécialisés et des CCA, a connu un taux de croissance important au cours des dernières années, excédant de loin le nombre de cas et d'interventions recensés en milieu hospitalier traditionnel.

En règle générale, les hôpitaux traditionnels ont les équipements, l'infrastructure et le personnel nécessaires pour entreprendre des chirurgies effractives parmi les plus complexes. Elles offrent habituellement une gamme complète de services de soins de santé, notamment la chirurgie générale, les soins intensifs, les soins aigus, les procédures d'obstétrique, d'imagerie et de diagnostic, les services de laboratoire clinique et de pharmacie et les interventions d'urgence. En raison de la gamme variée de services offerts, les hôpitaux traditionnels ont habituellement des exigences de capitaux, d'infrastructure et de personnel beaucoup plus importantes que les établissements de chirurgie de rechange. Au cours des dernières années, les hôpitaux traditionnels ont été confrontés

à plusieurs défis, notamment les pressions exercées par les obligations de remboursement, les pénuries d'infirmières, l'augmentation des coûts d'approvisionnement, la montée en flèche des dépenses relatives à la technologie de l'information, la hausse des primes d'assurance et les infrastructures vieillissantes.

Les hôpitaux spécialisés sont des établissements autonomes qui ne sont pas situés dans l'enceinte d'un hôpital traditionnel offrant la gamme complète des services. Les hôpitaux spécialisés sont autorisés à offrir à la fois des procédures de soins externes et des procédures chirurgicales nécessitant un séjour en milieu hospitalier supérieur à 24 heures, lesquelles sont communément désignées des « procédures de soins internes ». Dans l'État du Texas, les hôpitaux spécialisés sont assujettis aux mêmes exigences que les hôpitaux traditionnels en ce qui a trait aux permis. Par conséquent, même si, en règle générale, les hôpitaux spécialisés effectuent seulement des interventions selon un horaire établi, ils doivent également offrir des services d'urgence.

Les centres de chirurgie ambulatoire, comme les CCA de Northstar, offrent une solution de rechange au milieu institutionnel d'un hôpital traditionnel ou spécialisé pour les interventions chirurgicales selon un horaire établi (par opposition aux interventions d'urgence). À la différence des hôpitaux traditionnels ou spécialisés, les CCA sont généralement autorisés à effectuer uniquement des interventions chirurgicales qui ne nécessitent pas un séjour en milieu hospitalier dépassant les 24 heures. Par conséquent, les CCA ne prennent pas les patients dont les interventions nécessitent un séjour en milieu hospitalier. Ces procédures sont communément désignées des « procédures de soins externes ». En règle générale, les CCA se concentrent sur une ou plusieurs spécialités cliniques, notamment l'orthopédie, l'ophtalmologie, le traitement de la douleur, l'oto-rhino-laryngologie, l'endoscopie, la côlonscopie, la podologie, les problèmes de santé des femmes et d'autres interventions chirurgicales de nature générale. En privilégiant un type limité d'interventions spécialisées à volume élevé, les médecins et le personnel des CCA sont en mesure de mettre au point des pratiques et des techniques qui augmentent leur productivité et, par conséquent, qui offrent généralement une meilleure qualité de soins à un coût moins élevé pour l'établissement que les hôpitaux traditionnels.

Croissance du secteur des CCA

D'après la Federated Ambulatory Surgery Association, le nombre de cas de chirurgies externes effectuées dans les CCA est passé de 2,3 millions en 1990 à plus de 7 millions en 2005, soit une augmentation supérieure à 200 %. Selon la Federated Ambulatory Surgery Association, les CCA ont pratiqué plus de 12 millions d'interventions aux États-Unis en 2005. D'après un rapport de la Medicare Payment Advisory Commission en date de mars 2006, le nombre de CCA qui ont obtenu l'attestation de Medicare est passé de 2 786 en 1999 à 4 506 en 2005, soit une augmentation de 62 %. Comme le démontre le graphique ci-dessous, le pourcentage des interventions chirurgicales effectuées en milieu externe (notamment les CCA) comparativement aux hôpitaux traditionnels et spécialisés a augmenté considérablement au cours des 25 dernières années.

Volume des interventions chirurgicales effectuées en milieu interne
par rapport à celles effectuées en milieu externe
Entre 1981 et 2005[1)]


60
50
40
30
20
10
0
Interventions
(en millions de dollars)
1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005*
Interventions effectuées en milieu externe
Interventions effectuées en milieu interne

Source : Analyse réalisée par Avalere Health de l'étude de Verispan intitulée « Diagnostic Imaging Center Profiling Solution, 2004 » et les données du sondage annuel de l'American Hospital Association sur les hôpitaux communautaires, 1981 à 2004.
Les données pour 2005 sont estimatives.

De l'avis de la direction, la croissance du secteur des CCA peut être attribuée principalement aux trois facteurs suivants :

- *Progrès sur le plan technologique.* Des améliorations technologiques ont grandement facilité l'exécution d'un vaste éventail d'interventions dans les CCA. Des produits anesthésiques à action plus rapide et plus efficace et des techniques moins effractives (notamment l'arthroscopie et l'endoscopie) ont réduit la nature traumatisante des interventions chirurgicales (par exemple, en éliminant le besoin pour de grandes incisions) de même que les délais de récupération de la part des patients après la chirurgie. On prévoit qu'un nombre grandissant d'interventions chirurgicales pourront se faire dans le cadre d'un CCA au fur et à mesure que d'autres progrès sont réalisés dans le domaine des sciences médicales.

- *Solution de rechange à coûts moins élevés.* Une étude réalisée en 2005 par The Moran Company a démontré que les montants réclamés relativement aux interventions effectuées dans les CCA coûtent en moyenne 320 $ moins cher par intervention à Medicare, comparativement aux interventions qui sont pratiquées dans les hôpitaux traditionnels. En règle générale, une intervention chirurgicale réalisée dans un CCA coûte moins cher qu'une intervention chirurgicale externe effectuée dans un hôpital en raison de la meilleure planification des horaires, des coûts de développement moins élevés pour l'installation, de l'utilisation plus efficace du personnel et de l'emplacement, d'un milieu d'exploitation spécialisé axé sur le contrôle des coûts et d'une demande réduite pour un séjour jusqu'au jour suivant ou prolongé en milieu hospitalier.

- *Préférence des patients et des chirurgiens.* Les CCA offrent aux chirurgiens plus de souplesse quant à la planification des horaires, une plus grande commodité, du personnel infirmier plus constant et des délais d'exécution plus rapides entre les cas. De plus, la direction croit que les patients préfèrent le milieu moins institutionnel, les niveaux plus élevés de services à la clientèle, de même que la commodité, les procédures administratives simplifiées et la plus grande souplesse quant à la planification des horaires qu'offrent les CCA.

Se reporter à la rubrique « Survol de l'industrie ».

Activités de Northstar

Les sociétés en commandite Palladium et Kirby exploitent deux CCA à Houston, au Texas. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans un nombre limité de spécialités cliniques, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé tant pour les chirurgiens que les patients. Les CCA de Northstar comprennent The Palladium for Surgery (le « CCA Palladium ») et le Kirby Surgery Center (le « CCA Kirby »).

Ensemble, les CCA de Northstar ont sept blocs opératoires, trois salles de traitement ou de procédures, qui sont habituellement utilisés par des spécialistes en traitement de la douleur ou pour les côlonoscopies, 12 lits pré-opératoires, 17 lits post-opératoires ou de convalescence et 91 chirurgiens jouissant des privilèges du personnel médical. Se reporter à la sous-rubrique « – Description des CCA de Northstar » ci-après.

Les CCA de Northstar n'offrent pas la gamme complète des services habituellement offerts par les hôpitaux traditionnels, mais sont plutôt axés sur certaines spécialisations cliniques, notamment la chirurgie orthopédique, la chirurgie podologique, la chirurgie ORL, le traitement de la douleur et la chirurgie générale. Se reporter à la sous-rubrique « – Modèle des revenus – Composition des cas » ci-après.

Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir la base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives.

L'équipe de direction sera à l'emploi de Northstar Acquisitions L.L.C. (« Northstar Acquisitions »). En plus d'avoir une participation majoritaire dans les CCA de Northstar et de les gérer, Northstar Acquisitions gérera également les centres gérés. Northstar Acquisitions recevra des centres gérés des honoraires de gestion correspondant à 10 % de leurs revenus recouvrés nets. Se reporter à la sous-rubrique « – Description des centres gérés » ci-après.

Atouts de Northstar

La direction croit que Northstar possède plusieurs attributs qui lui permettent de se démarquer de ses concurrents, à savoir les hôpitaux traditionnels, les centres de chirurgie spécialisés et d'autres CCA. Ces attributs comprennent :

- *Projet avantageux à multiples facettes pour les chirurgiens, les patients et les payeurs.* Les CCA de Northstar offrent un milieu de travail où les chirurgiens peuvent fournir des services de soins de santé de grande qualité et profiter au maximum de leur volume de cas. La direction croit que les CCA de Northstar sont exploités de façon efficace dans le but de réduire les délais pour les patients et d'offrir un cadre beaucoup plus agréable qu'un hôpital traditionnel. De plus, la direction croit que les CCA de Northstar peuvent fournir des services de soins de santé d'une façon plus rentable que les hôpitaux traditionnels.

- *Antécédents en matière de rendements financiers et d'exploitation solides.* Les CCA de Northstar jouissent d'une excellente réputation pour ce qui est du rendement financier amélioré. Le total des revenus nets provenant des services fournis aux patients pour les sociétés en commandite Northstar ont augmenté, passant d'environ 20,3 millions de dollars en 2004 à 45,9 millions de dollars en 2006, soit une augmentation de 126 %.

- *Perspectives intéressantes pour la croissance interne.* Les sociétés en commandite Northstar jouissent d'une importante capacité en ce qui a trait à l'accroissement futur du volume des cas. La direction croit que les CCA de Northstar fonctionnent considérablement en-dessous de leur capacité optimale.

- *Le milieu des CCA offre de nombreuses cibles d'acquisitions.* D'après la Foundation for Ambulatory Surgery in America, il y a à l'heure actuelle plus de 4 600 CCA aux États-Unis. Le secteur des CCA est très fragmenté, les sept premiers intervenants représentant collectivement seulement environ 15 % de

l'ensemble du marché. Northstar constitue une plateforme intéressante pour des CCA appartenant à des chirurgiens, car elle possède une équipe de direction chevronnée et des ressources importantes. La direction a mis en place une stratégie d'acquisition sélective dans le but d'appuyer la croissance future.

- *Droit de propriété des chirurgiens.* Les médecins commanditaires de la société en commandite Palladium conserveront une participation de société en commandite à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. En raison de la structure particulière du droit de propriété, les médecins commanditaires de chaque CCA ont un intérêt financier important et continu dans la réussite de la CCA de Northstar en question.

- *Composition favorable de payeurs.* En 2006, environ 99 % des revenus perçus par les sociétés en commandite Northstar provenaient de payeurs privés (ou non gouvernementaux), le solde de 1 % provenant des régimes Medicare et Medicaid. Selon la direction, le fait que Northstar table sur des sources de payeurs privés signifie que Northstar sera moins sensible aux risques associés aux changements qui peuvent être apportés aux programmes de paiement gouvernementaux. Le graphique qui suit présente la composition des payeurs pour les sociétés en commandite Northstar au cours des trois dernières années.

Revenus nets provenant des services fournis aux patients[1] – Sources des payeurs


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006[1]
Assurance privée et autres sources de paiements privés
Programme d'accidents du travail
Medicare/Medicaid

1) Non vérifié.

- *Concentration géographique sur le marché en pleine croissance de Houston.* Les CCA de Northstar sont situés à Houston, au Texas, dont la population s'élève à 4,9 millions d'habitants. Le Texas Medical Center, avec plus de cinq millions de rendez-vous/patients annuellement et un des taux de densité les plus élevés au monde en termes de cliniques et d'établissements de recherche médicale et de sciences de base, est le plus important district médical au monde. De plus, plusieurs sociétés nationales et multinationales oeuvrant dans les secteurs de l'énergie, la fabrication, les finances et les services ont des bureaux à Houston et ces entreprises offrent une couverture d'assurance-maladie privée avec remboursement à leurs employés.

- *Équipe de direction chevronnée.* L'équipe de direction sera à l'emploi de Northstar Acquisitions. Cette équipe de direction de Northstar, dirigée par Donald Kramer, M.D., son chef de la direction, a une vaste expérience dans les secteurs des CCA et des soins de santé et jouit d'une excellente réputation pour ce qui est de l'acquisition et l'exploitation avec succès d'établissements de soins de santé externes. L'équipe de direction possède également des connaissances approfondies du marché des soins de santé de Houston, ce qui, à son avis, permettra à Northstar d'attirer et de retenir des chirurgiens doués à l'avenir. L'équipe de direction de Northstar Acquisitions est composée principalement de l'équipe de direction du CCA

Palladium. Lorsqu'elle oeuvrait pour le CCA Palladium, la direction était responsable de l'expansion et de la croissance du CCA Palladium. La direction aura comme objectif de mettre en place les « meilleures pratiques » pour les CCA de Northstar ainsi que pour les autres CCA acquis à l'avenir. Se reporter à la rubrique « Administrateurs, dirigeants et la direction – Northstar Acquisitions ».

Stratégie de croissance de Northstar

Northstar a l'intention de mettre en œuvre une stratégie de croissance qui comprend à la fois la croissance interne, en augmentant le rendement des CCA existants de Northstar, et l'exécution d'une stratégie d'acquisition sélective.

- *Croissance interne.* D'après la direction, en 2006, les CCA de Northstar ont fonctionné collectivement à environ 36 % de leur capacité globale, ce qui est bien en-dessous de leur capacité optimale. La direction entreprend une gamme de mesures en vue d'accroître l'utilisation de la capacité excédentaire des CCA de Northstar, y compris la mise en place des « meilleures pratiques » suivantes (i) identifier, attirer et retenir des professionnels compétents en soins de santé; (ii) meilleure efficacité opérationnelle; (iii) mesures de commercialisation efficaces; et (iv) négociation des contrats d'assurance avec les tiers payeurs.

- *Croissance au moyen d'acquisitions.* Le secteur des CCA aux États-Unis est très fragmenté, consistant en plus de 4 600 établissements à l'échelle du pays, les sept plus importantes entreprises ne représentant qu'environ 15 % du marché global. Rien qu'au Texas, plus de 300 établissements sont autorisés à exercer des activités à titre de CCA, dont 60 à Houston. Compte tenu de la nature hautement fragmentée du marché aux États-Unis en général et au Texas en particulier, la direction croit que l'acquisition de CCA additionnels est une source de croissance. Northstar prévoit initialement de saisir d'autres occasions d'acquisition de CCA au Texas et possiblement dans d'autres régions des Etats-Unis, lesquelles viendraient compléter sa philosophie principale axée sur l'acquisition de CCA multiples situés dans des régions métropolitaines intéressantes de grande envergure.

Se reporter à la rubrique « Activités de Northstar ».

Structure postérieure à la clôture

Le diagramme ci-dessous illustre la structure de la propriété de Northstar à la réalisation du placement ainsi que des opérations dont il est question dans la convention d'investissement. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».


INVESTISSEURS PUBLICS
100% d'actions ordinaires
Northstar Healthcare Inc.
Healthcare Ventures Ltd.
1)
1)
Sociétés de portefeuille américaines
Convention de gestion
55%2)3)4)
60 %2)5)
Société en commandite Palladium
Société en commandite Kirby
Palladium Dalla6)
River Oaks Pain Clinic

1) Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».
2) Propriété indirecte qui comprend la participation de commandité.
3) En supposant que l'option pour attributions excédentaires est levée intégralement, il s'agirait d'une participation de 70 %.
4) La participation restante de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) est détenue par les médecins commanditaires.
5) La participation restante de 40 % est détenue par les médecins commanditaires.
6) Northstar possède un droit de premier refus sur toute vente future de The Palladium for Surgery – Dallas.

DONNÉES FINANCIÈRES PRO FORMA SÉLECTIONNÉES DE L'ÉMETTEUR

Le tableau suivant fournit un choix de données financières de l'émetteur pour l'exercice terminé le 31 décembre 2006 :

En milliers de $ US	Exercice terminé le 31 décembre 2006
	(non vérifiés)
Produits nets tirés des services aux patients	45 919 $
Bénéfice net	28 704
Ajustments du bénéfice net	
Frais d'intérêts	234
Amortissement	1 150
Frais de gestion [1]	1 824
Frais d'assurance [2]	1 871
Frais de gestion des centres gérés [3]	360
Augmentation des frais généraux, administratifs et autres dépenses de Northstar Acquisitions[4]	(2 237)
Augmentation des frais généraux, administratifs et autres dépenses de l'Émetteur [5]	(853)
BAIIA [6]	31 053 $
Marge du BAIIA [7]	67,6 %
Participations minoritaires dans Physician Limited Partners[8]	(13 248)
Distribution aux entreprises[9]	(1 135)
BAIIA[6] net de la participation minoritaire de Physician Limited Partners et des distributions aux entreprises	16 670 $
Marge de BAIIA [7] net de la participation minoritaire de Physician Limited Partners et des distributions aux entreprises	36,3%

Notes:

(1) Palladium Partnership paie présentement des frais de gestion de 10 % des revenus nets collectés.

(2) Palladium Partnership paie des assurances sur la propriété et responsabilité à une société d'assurance affiliée à deux de ses médecins associés commanditaires et d'une épouse.

(3) Northstar Acquisitions va recevoir des revenues de gestion des centres gérés égal à 5,5 % de leurs revenus collectés nets.

(4) Représente l'estimation de la direction des dépenses en capital (incluant les paiements n capital de contrat de location-acquisition) pour les dépenses futures basées sur des estimations de dépenses en capital de l'exercice courant et de l'information historique..

(5) Représente les distributions estimatives aux médecins associés commanditaires de chaque Northstar Partnership, qui conservera une participation d'associé de 45 % dans le Palladium Partnership (en assumant qu'il n'y aura pas de d'excecice d'options) et une participation d'associé de 40 % dans le Kirby Partnership.

(6) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

(7) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

(8) Représente les distributions estimatives aux médecins associés commanditaires de chaque Northstar Partnership, qui conservera une participation d'associé de 45 % dans le Palladium Partnership (en assumant qu'il n'y aura pas de d'exercice d'options) et une participation d'associé de 40 % dans le Kirby Partnership.

(9) Inclus •$ des distributions estimatives des actions de catégorie B de Subco et •$ de distributions estimatives sur les parts de catégorie B acquises.

DONNÉES FINANCIÈRES SÉLECTIONNÉES DE NORTHSTAR PARTNERSHIPS

Le tableau suivant fournit des données financières historiques combinées de Northstar Partnerships pour les périodes indiquées :

En milliers de $ US	Exercice terminé le 31 décembre		
	2006	**2005**	**2004**
	(non vérifiés)		
Produits nets tirés des services aux patients	45 919 $	35 148 $	20 320 $
Bénéfice net	28 704	21 254	12 400
Ajustments du bénéfice net			
Frais d'intérêts	234	286	212
Amortissement	1 150	982	615
BAIIA [1]	30 087	22 523	13 227
Marge du BAIIA [2]	65,5 %	64,1 %	65,1 %

	Exercice terminé le 31 décembre		
	2006	**2005**	**2004**
	(non vérifiés)		
Produits nets tirés des services aux patients			
Palladium Partnership	25 138 $	18 344 $	9 578 $
Kirby Partnership	20 781	16 804	10 742
Total	45 919	35 148	20 320
Frais [3]			
Palladium Partnership	9 556	6 919	3 859
Kirby Partnership	7 659	6 975	4 061
Total	17 215	13 894	7 920
Bénéfice net			
Palladium Partnership	15 582	11 425	5 719
Kirby Partnership	13 122 $	9 829	6 681
Total	28 704 $	21 254$	12 400 $

Notes :

(1) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

(2) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

(3) Comprend des frais d'exploitation et des intérêts débiteurs

LE PLACEMENT

Placement : • actions ordinaires, au moyen d'un nouveau placement.

Prix : • $ CA l'action ordinaire (le « prix d'offre »).

Taille de l'émission : • $ CA

Actions en circulation après le présent placement : • actions ordinaires.

Option pour attributions excédentaires : L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie en tout temps jusqu'à 30 jours après la clôture, visant l'achat d'un maximum de • actions ordinaires supplémentaires au prix de • $ CA l'action ordinaire uniquement pour couvrir les attributions excédentaires, le cas échéant, et aux fins de stabilisation du marché. Se reporter à la rubrique « Mode de placement ».

Emploi du produit : Le produit net tiré du placement, déduction faite des frais payables aux preneurs fermes et des frais liés au placement, sont estimés à • $. L'émetteur affectera le produit à l'acquisition indirecte de la totalité des parts de catégorie A de Subco et des parts privilégiées de Subco. Northstar Subco affectera une tranche du produit à l'acquisition indirecte d'une participation de société en commandite de 55 % dans la société en commandite Palladium et d'une participation de société en commandite de 60 % dans la société en commandite Kirby. Le produit net que touchera l'émetteur par suite de la levée de l'option pour attributions excédentaires sera affecté à l'acquisition d'une participation supplémentaire dans la société en commandite Palladium, de sorte que Northstar Subco sera indirectement propriétaire d'une participation de 70 % dans la société en commandite Palladium. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Emploi du produit ».

Politique en matière de dividendes : À la clôture, le conseil d'administration a l'intention d'adopter une politique en matière de dividendes prévoyant le paiement, sous réserve de la loi applicable et des modalités d'endettements alors existants, de dividendes réguliers sur chacune de ses actions ordinaires d'un montant annuel global de • $ CA l'action. Le premier dividende pour la période à compter de la clôture jusqu'au • 2007 devrait être versé vers le • 2007 et est estimé à • $ CA l'action ordinaire (en supposant que la clôture ait lieu le • 2007). Des dividendes réguliers subséquents d'un montant estimatif de • $ CA l'action ordinaire devrait être versés chaque • par la suite à compter du • 2007. Toutefois, le conseil d'administration peut, à son appréciation, modifier ou annuler cette politique en matière de dividendes en tout temps. Nous ne pouvons garantir que nous verserons de tels dividendes à l'avenir. Se reporter à la rubrique « Politique en matière de dividendes ».

Participation retenue : À la clôture, Ventures sera propriétaire de la totalité des parts de catégorie B de Subco. Chaque part de catégorie B de Subco confère à Ventures le droit de recevoir des distributions de Northstar Subco, après le règlement des droits antérieurs des parts privilégiées de Subco, au prorata aux porteurs de Subco et Ventures. En outre, Ventures sera également propriétaire d'une participation dans Northstar Acquisitions lui conférant • % des honoraires de gestion obtenus par Northstar Acquisitions. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et Les sociétés en commandite Northstar ». Ventures a le droit d'exiger que Northstar Subco entreprenne des négociations de bonne foi pour racheter ou annuler la totalité ou une partie des parts de

catégorie B de Subco en espèces dans certaines circonstances précises. Northstar Subco a également le droit de racheter en espèces une partie des parts de catégorie B de Subco aux fins d'annulation à la juste valeur marchande dans certaines circonstances précises. Se reporter aux rubriques « Participation retenue – Événements relatifs au rachat » et « Convention d'investissement et opérations connexes ». Au moment du rachat des parts de catégorie B de Subco, il y aura une diminution de la participation économique de Ventures correspondante dans Northstar Acquisitions. Se reporter à la rubrique « Northstar Acquisitions – Capital-actions ».

Droits de vote : Chaque action ordinaire en circulation comporte un vote et, sous réserve de la loi applicable, les porteurs des actions ordinaires exerceront leur vote en tant que catégorie sur toutes les questions soumises aux actionnaires aux fins de vote.

Facteurs de risque : Les acquéreurs éventuels devraient examiner avec soin et évaluer certains facteurs de risque liés à un placement dans les actions ordinaires, y compris ceux-ci : nous sommes soumis aux risques commerciaux généraux du secteur des CCA; nous dépendons de paiements de tiers payeurs, dont les assureurs privés, les organismes de gestion de soins et les programmes gouvernementaux de soins de santé; nous dépendons de nos chirurgiens et d'autre personnel clé; nos activités ne sont pas diversifiées; les autres fournisseurs de soins de santé nous livrent une concurrence importante; nous sommes assujettis à la réglementation; nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie de croissance organique; nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie d'acquisition; nous pourrions contracter des obligations imprévues et importantes du fait de l'acquisition de CCA; à titre de fournisseur de soins de santé, nous sommes assujettis à des réclamations en responsabilité professionnelle à la fois directement et du fait d'autrui en raison de la faute professionnelle de membres de notre personnel médical; nous nous fondons sur la technologie; nous serons soumis aux coûts à la hausse; nous dépendons des recommandations; nous pourrions être assujettis à des changements dans la loi actuelle ou à l'adoption future de dispositions législatives; nous pourrions être confrontés à une pénurie de personnel infirmier autorisé; notre capacité de verser des dividendes dépend de Northstar Acquisitions qui, en bout de ligne, dépend des CCA de Northstar pour la totalité de l'encaisse disponible pour les dividendes; nous ne contrôlerons pas les affaires médicales quotidiennes et certaines autres affaires des CCA de Northstar; la distribution de la totalité des espèces disponibles pourrait restreindre notre potentiel de croissance et celui des CCA de Northstar; le versement de dividendes n'est pas garanti; les variations des taux de change pourraient avoir des répercussions sur le montant de l'encaisse disponible pour distribution; une dette importante pourrait avoir des conséquences négatives sur nos activités; les émissions futures d'actions ordinaires pourraient entraîner une dilution; il existe des restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens; nous sommes assujettis aux lois fiscales canadiennes et américaines; le United States Internal Revenue Service pourrait mettre en doute la caractérisation de la convention de rachat à titre d'opération financière; Northstar Holdco pourrait ne pas être en mesure de déduire la totalité des paiements de dividendes effectués sur les parts de catégorie A d'Acquisitions aux fins de l'impôt fédéral américain; les conventions de non-sollicitation et de non-concurrence des médecins commanditaires pourraient ne pas être opposables; il peut exister des conflits d'intérêts potentiels; et il peut exister des limites sur la mise à exécution des droits contre Ventures. Se reporter à la rubrique « Facteurs de risque ».

L'ÉMETTEUR

L'émetteur est une société qui a été constituée pour acquérir indirectement ou pour gérer, ou les deux, des centres de chirurgie ambulatoire aux États-Unis, en se concentrant initialement sur la région de Houston et d'autres régions métropolitaines au Texas. Initialement, l'émetteur sera indirectement propriétaire d'une participation dans deux centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et individuellement un « CCA de Northstar ») et gérera un centre de chirurgie ambulatoire à Dallas et d'une clinique pour le traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir sa base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium » et Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Suivant la réalisation du placement, l'émetteur détiendra indirectement une participation de • % dans la société en commandite Palladium et d'une participation de • % dans la société en commandite Kirby. Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), détiendra indirectement une participation de • % dans la société en commandite Palladium et une participation de • % dans la société en commandite Kirby. Le reste des participations de commanditaire dans chacune des sociétés en commandite Northstar sera détenu par des chirurgiens et par des membres de la direction. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Emploi du produit ».

SURVOL DE L'INDUSTRIE

Bref aperçu du marché des soins de santé aux États-Unis

Les États-Unis constituent le plus important marché au monde pour les services de soins de santé. Comme le démontre le graphique ci-dessous, CMS prévoit que les dépenses globales engagées annuellement pour les soins de santé aux États-Unis augmenteront de 2,17 trillons de dollars en 2006 à 2,88 trillions de dollars en 2010, des augmentations annuelles devant s'élever en moyenne à environ 7 % comparativement à un taux d'inflation global annuel prévu de 3,6 % au cours de la même période.

Dépenses pour les soins de santé aux États-Unis
1980 à 2015[1)]



4500
4000
3500
3000
2500
2000
1500
1000
500
0
(En milliards de $)
Année

Source : CMS

1) Les chiffres pour les années 2006 à 2015 sont des prévisions.

Assurance-maladie

Les services de soins de santé aux États-Unis sont payés en grande partie par une combinaison de payeurs publics et privés. Environ 85 % de la population est couverte par l'assurance-maladie à un certain degré, ce qui comprend les régimes d'assurance-maladie financés publiquement et les régimes d'assurance-maladie privés.

Les régimes d'assurance-maladie financés publiquement comprennent le régime Medicare, qui est destiné généralement aux personnes de 65 ans et plus, le régime Medicaid qui est destiné généralement aux personnes défavorisées et d'autres programmes spécialisés pour le personnel militaire, les employés fédéraux et divers autres groupes. Le régime Medicare est géré et financé par le gouvernement fédéral des États-Unis, tandis que le régime Medicaid est géré en grande partie au niveau étatique, l'appui financier provenant du gouvernement fédéral.

L'assurance-maladie privée aux États-Unis consiste majoritairement en une couverture offerte généralement dans le cadre de l'emploi et qui est basée sur un système de payeurs tiers. Ces régimes offrent habituellement aux assurés des services de soins de santé de portée générale et offrent également aux patients des stimulants financiers pour qu'ils utilisent les prestataires de soins de santé associés à ces régimes.

Les régimes d'assurance privés et publics couvrent une partie du coût des services de soins de santé offerts par des établissements associés et exigent généralement le paiement d'un copaiement, d'une franchise ou d'une coassurance qui doit être acquitté par le patient ou pour son compte. En règle générale, ces paiements représentent une tranche relativement peu élevée du coût global des services de soins de santé. Le graphique ci-dessous démontre le rôle grandissant joué par les payeurs privés en ce qui a trait aux dépenses de santé aux États-Unis au cours des 25 dernières années.

Répartition des dépenses de santé aux États-Unis selon la source du paiement pour 1980, 1990 et 2005[1)]



60 %
50 %
40 %
30 %
20 %
10 %
0 %
1980
1990
2005
Medicare/Medicaid
Autres régimes gouvernementaux
Décaissement personnel
Assurance privée et autres régimes privés

Source : CMS

1) En 2006, le CMS a entrepris une révision de l'évaluation des performances, apportant des modifications aux méthodes, aux définitions et aux sources de données. Pour de plus amples renseignements concernant cette révision, voir http://www.cms.hhs.gov/NationalHealthExpendData.

Établissements de chirurgie

Au cours des 20 dernières années, il y a eu une augmentation constante du nombre d'interventions chirurgicales réalisées aux États-Unis, la demande étant dictée par les progrès technologiques, des consommateurs mieux avertis et une plus grande espérance de vie. Durant les années 1970, les hôpitaux traditionnels ont été les principaux prestataires d'interventions chirurgicales aux États-Unis. Toutefois, les progrès soutenus réalisés dans les domaines de l'anesthésie, des techniques médicales et des appareils médicaux ont réduit le caractère effractif de plusieurs interventions chirurgicales, les rendant plus sécuritaires et plus efficaces. De l'avis de la direction, il s'agit

de la principale raison qui explique pourquoi le nombre d'interventions chirurgicales réalisées dans d'autres genres d'établissements de chirurgie, notamment des hôpitaux spécialisés et des CCA, a connu un taux de croissance important au cours des dernières années, excédant de loin le nombre de cas et d'interventions recensés en milieu hospitalier traditionnel.

Les hôpitaux traditionnels ont habituellement les équipements, l'infrastructure et le personnel nécessaires pour entreprendre des chirurgies effractives parmi les plus complexes. Elles offrent habituellement une gamme complète de services de soins de santé, notamment la chirurgie générale, les soins intensifs, les soins aigus, les procédures d'obstétrique, d'imagerie et de diagnostic, les services de laboratoire clinique et de pharmacie et les interventions d'urgence. En raison de la gamme variée de services offerts, les hôpitaux traditionnels ont habituellement des exigences de capitaux, d'infrastructure et de personnel beaucoup plus importantes que les établissements de chirurgie de rechange. Au cours des dernières années, les hôpitaux traditionnels ont été confrontés à plusieurs défis, notamment les pressions exercées par les obligations de remboursement, les pénuries d'infirmières, l'augmentation des coûts d'approvisionnement, la montée en flèche des dépenses relatives à la technologie de l'information, la hausse des primes d'assurance et les infrastructures vieillissantes.

Les hôpitaux spécialisés sont des établissements autonomes qui ne sont pas situés dans l'enceinte d'un hôpital traditionnel offrant la gamme complète des services. Les hôpitaux spécialisés sont autorisés à offrir à la fois des procédures de soins externes et des procédures chirurgicales nécessitant un séjour en milieu hospitalier supérieur à 24 heures, lesquelles sont communément désignées des « procédures de soins internes ». Dans l'État du Texas, les hôpitaux spécialisés sont assujettis aux mêmes exigences que les hôpitaux traditionnels en ce qui a trait aux permis. Par conséquent, même si, en règle générale, les hôpitaux spécialisés effectuent seulement des interventions selon un horaire établi, ils doivent également offrir des services d'urgence.

Les centres de chirurgie ambulatoire, comme les CCA de Northstar, offrent une solution de rechange au milieu institutionnel d'un hôpital traditionnel ou spécialisé pour les interventions chirurgicales selon un horaire établi (par opposition aux interventions d'urgence). À la différence des hôpitaux traditionnels ou spécialisés, les CCA sont généralement autorisés à effectuer uniquement des interventions chirurgicales qui ne nécessitent pas un séjour en milieu hospitalier dépassant les 24 heures. Par conséquent, les CCA ne prennent pas les patients dont les interventions nécessitent un séjour en milieu hospitalier. Ces procédures sont communément désignées des « procédures de soins externes ». En règle générale, les CCA se concentrent sur une ou plusieurs spécialités cliniques, notamment l'orthopédie, l'ophtalmologie, le traitement de la douleur, l'oto-rhino-laryngologie, l'endoscopie, la côlonscopie, la podologie, les problèmes de santé des femmes et d'autres interventions chirurgicales de nature générale. En privilégiant un type limité d'interventions spécialisées à volume élevé, les médecins et le personnel des CCA sont en mesure de mettre au point des pratiques et des techniques qui augmentent leur productivité et, par conséquent, qui offrent généralement une meilleure qualité de soins à un coût moins élevé pour l'établissement que les hôpitaux traditionnels.

Croissance du secteur des CCA

D'après la Federated Ambulatory Surgery Association, le nombre de cas de chirurgies externes effectuées dans les CCA est passé de 2,3 millions en 1990 à plus de 7 millions en 2005, soit une augmentation supérieure à 200 %. Selon la Federated Ambulatory Surgery Association, les CCA ont pratiqué plus de 12 millions d'interventions aux États-Unis en 2005. D'après un rapport de la Medicare Payment Advisory Commission en date de mars 2006, le nombre de CCA qui ont obtenu l'attestation de Medicare est passé de 2 786 en 1999 à 4 506 en 2005, soit une augmentation de 62 %. Comme le démontre le graphique ci-dessous, le pourcentage des interventions chirurgicales effectuées en milieu externe (notamment les CCA) comparativement aux hôpitaux traditionnels et spécialisés a augmenté considérablement au cours des 25 dernières années.

Volume des interventions chirurgicales effectuées en milieu interne par rapport à celles effectuées en milieu externe de 1981 à 2005[1)]


Interventions
(en millions de dollars)
60
50
40
30
20
10
0
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
Interventions effectuées en milieu externe
Interventions effectuées en milieu interne

Source : Analyse réalisée par Avalere Health de l'étude de Verispan intitulée « Diagnostic Imaging Center Profiling Solution, 2004 » et les données du sondage annuel de l'American Hospital Association sur les hôpitaux communautaires, 1981 à 2004.

1) Les données pour 2005 sont estimatives.

De l'avis de la direction, la croissance du secteur des CCA peut être attribuée principalement aux trois facteurs suivants :

- *Progrès sur le plan technologique.* Des améliorations technologiques ont grandement facilité l'exécution d'un vaste éventail d'interventions dans les CCA. Des produits anesthésiques à action plus rapide et plus efficace et des techniques moins effractives (notamment l'arthroscopie et l'endoscopie) ont réduit la nature traumatisante des interventions chirurgicales (par exemple, en éliminant le besoin pour de grandes incisions) de même que les délais de récupération de la part des patients après la chirurgie. On prévoit qu'un nombre grandissant d'interventions chirurgicales pourront se faire dans le cadre d'un CCA au fur et à mesure que d'autres progrès sont réalisés dans le domaine des sciences médicales.

- *Solution de rechange à coûts moins élevés.* Une étude réalisée en 2005 par The Moran Company a démontré que les montants réclamés relativement aux interventions effectuées dans les CCA coûtent en moyenne 320 $ moins cher par intervention à Medicare, comparativement aux interventions qui sont pratiquées dans les hôpitaux traditionnels. En outre, la Foundation for Ambulatory Surgery in America a déclaré que, en 2005, certaines interventions couvertes par Medicare qui ont été effectuées dans les CCA plutôt que dans les hôpitaux traditionnels ont permis de réaliser des économies de 1,1 milliard de dollars au titre du programme Medicare durant l'année. En règle générale, une intervention chirurgicale réalisée dans un CCA coûte moins cher qu'une intervention chirurgicale externe effectuée dans un hôpital en raison de la meilleure planification des horaires, des coûts de développement moins élevés pour l'installation, de l'utilisation plus efficace du personnel et de l'emplacement, d'un milieu d'exploitation spécialisé axé sur le contrôle des coûts et d'une demande réduite pour un séjour jusqu'au jour suivant ou prolongé en milieu hospitalier.

- *Préférence des patients et des chirurgiens.* Les CCA offrent aux chirurgiens plus de souplesse quant à la planification des horaires, une plus grande commodité, du personnel infirmier plus constant et des délais d'exécution plus rapides entre les cas. Les interventions effectuées dans les CCA sont de nature non urgente, ce qui fait en sorte qu'elles peuvent être planifiées sans crainte d'être interrompues par la chirurgie d'urgence d'un autre médecin du bloc opératoire. De plus, la direction croit que les patients préfèrent le milieu moins institutionnel, les niveaux plus élevés de services à la clientèle, de même que la commodité, les procédures administratives simplifiées et la plus grande souplesse quant à la planification des horaires qu'offrent les CCA.

ACTIVITÉS DE NORTHSTAR

Bref aperçu des activités

Les sociétés en commandite Palladium et Kirby exploitent deux CCA à Houston, au Texas. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans un nombre limité de spécialités cliniques, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé tant pour les chirurgiens que les patients. Les CCA de Northstar comprennent The Palladium for Surgery (le « CCA Palladium ») et le Kirby Surgery Center (le « CCA Kirby »).

Ensemble, les CCA de Northstar ont sept blocs opératoires, trois salles de traitement ou de procédures, qui sont habituellement utilisés par des spécialistes en traitement de la douleur ou pour les côlonoscopies, 12 lits pré-opératoires, 17 lits post-opératoires ou de convalescence et 91 chirurgiens jouissant des privilèges du personnel médical. Se reporter à la sous-rubrique « – Description des CCA de Northstar » ci-après.

Les CCA de Northstar n'offrent pas la gamme complète des services habituellement offerts par les hôpitaux traditionnels, mais sont plutôt axés sur certaines spécialisations cliniques, notamment la chirurgie orthopédique, la chirurgie podologique, la chirurgie ORL, le traitement de la douleur et la chirurgie générale. Se reporter à la sous-rubrique « – Modèle des revenus – Composition des cas » ci-après.

Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir la base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance au moyen d'acquisitions sélectives et de croissance interne.

L'équipe de direction sera à l'emploi de Northstar Acquisitions L.L.C. (« Northstar Acquisitions »). En plus d'avoir une participation majoritaire dans les CCA de Northstar et de les gérer, Northstar Acquisitions gérera également les centres gérés. Northstar Acquisitions recevra des centres gérés des honoraires de gestion correspondant à 10 % de leurs revenus recouvrés nets. Se reporter à la sous-rubrique « – Description des centres gérés » ci-après.

Atouts de Northstar

La direction croit que Northstar possède plusieurs attributs qui lui permettent de se démarquer de ses concurrents, à savoir les hôpitaux traditionnels, les centres de chirurgie spécialisés et d'autres CCA. Ces attributs comprennent :

Projet avantageux à multiples facettes pour les chirurgiens, les patients et les payeurs

Les CCA de Northstar offrent un milieu de travail où les chirurgiens peuvent fournir des services de soins de santé de grande qualité et profiter au maximum de leur volume de cas. La direction croit que les CCA de Northstar sont exploités de façon efficace dans le but de réduire les délais pour les patients et d'offrir un cadre beaucoup plus agréable qu'un hôpital traditionnel. De plus, la direction croit que les CCA de Northstar peuvent fournir des services de soins de santé d'une façon plus rentable que les hôpitaux traditionnels.

Antécédents en matière de rendements financiers et d'exploitation solides

Les CCA de Northstar jouissent d'une excellente réputation pour ce qui est du rendement financier amélioré. Le total des revenus nets provenant des services fournis aux patients pour les sociétés en commandite Northstar ont augmenté, passant d'environ 20,3 millions de dollars en 2004 à 45,9 millions de dollars en 2006, soit une augmentation de 126 %. Le total du BAIIA pour les sociétés en commandite Northstar a augmenté, passant d'environ 13,2 millions de dollars en 2004 à 30,1 millions de dollars en 2006, soit une augmentation de 128 %. De plus, la direction croit que les CCA de Northstar ont démontré qu'ils ont la capacité de mettre en place des procédures cliniques et administratives en vue de maximiser l'efficacité et la productivité des chirurgiens. En exécutant avec succès une stratégie commerciale qui met au premier plan la satisfaction du patient et du chirurgien

de même que l'efficacité opérationnelle, les sociétés en commandite Northstar ont inscrit des taux de croissance solides et constants sur le plan des revenus nets provenant des services fournis aux patients et de la rentabilité.

Perspectives intéressantes pour la croissance interne

Les sociétés en commandite Northstar jouissent d'une importante capacité en ce qui a trait à l'accroissement futur du volume des cas. Comme le démontre le tableau qui suit, la direction croit que les CCA de Northstar fonctionnent considérablement en-dessous de leur capacité optimale. Toutefois, il y a plusieurs facteurs qui peuvent avoir une incidence sur la capacité d'un CCA de fonctionner à une capacité de 100 %, notamment le fait que les patients préfèrent planifier les interventions chirurgicales à des heures particulières et à des jours particuliers de la semaine. Le nombre limité de lits pré-opératoires et post-opératoires disponibles pour soigner des patients tant avant qu'après la chirurgie, constitue un autre facteur. De plus, des facteurs tels que les horaires des médecins et des patients, les prolongations imprévues qui peuvent être nécessaires pour certaines interventions et la disponibilité du personnel clinique peuvent également limiter la capacité d'un CCA de fonctionner à pleine capacité. Se reporter à la sous-rubrique « – Stratégie de croissance de Northstar – Croissance interne » ci-après.

CCA	% de capacité
Palladium	44 %
Kirby	29 %
Total	36 %[1)]

1) Le total moyen pondéré est basé sur le nombre de salles d'opérations et de procédures.

Le milieu des CCA offre de nombreuses cibles d'acquisitions

D'après la Foundation for Ambulatory Surgery in America, il y a à l'heure actuelle plus de 4 600 CCA aux États-Unis. Le secteur des CCA est très fragmenté, les sept premiers intervenants représentant collectivement seulement environ 15 % de l'ensemble du marché. Northstar constitue une plateforme intéressante pour des CCA appartenant à des chirurgiens, car elle possède une équipe de direction chevronnée et des ressources importantes. La direction a mis en place une stratégie d'acquisition sélective dans le but d'appuyer la croissance future. Se reporter à la sous-rubrique « Stratégie de croissance de Northstar – Croissance au moyen d'acquisitions » ci-après.

Droit de propriété des chirurgiens

Les médecins commanditaires de la société en commandite Palladium conserveront une participation de société en commandite à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. En raison de la structure particulière du droit de propriété, les médecins commanditaires de chaque CCA ont un intérêt financier important et continu dans la réussite de la CCA de Northstar en question. De plus, les médecins commanditaires, qui ont collectivement traité environ 63,2 % des cas des CCA de Northstar en 2006, ont des obligations contractuelles permanentes en ce qui concerne le rendement en vertu des conventions de société en commandite.

Composition favorable de payeurs

En 2006, environ 99 % des revenus perçus par les sociétés en commandite Northstar provenaient de payeurs privés (ou non gouvernementaux), le solde de 1 % provenant des régimes Medicare et Medicaid. Selon la direction, le fait que Northstar table sur des sources de payeurs privés signifie que Northstar sera moins sensible aux risques associés aux changements qui peuvent être apportés aux programmes de paiement gouvernementaux. Le graphique qui suit présente la composition des payeurs pour les sociétés en commandite Northstar au cours des trois dernières années.

Revenus nets provenant des services fournis aux patients[1] – Sources des payeurs


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006[1]
Assurance privée et autres sources de paiements privés
Programme d'accidents du travail
Medicare/Medicaid

1) Non vérifié.

Concentration géographique sur le marché en pleine croissance de Houston

Les CCA de Northstar sont situés à Houston, au Texas, dont la population s'élève à 4,9 millions d'habitants. La population de la ville de Houston, la quatrième ville d'importance aux États-Unis, a connu un taux annuel de croissance moyen de 2,96 % depuis 2000. La ville de Houston est reconnue à travers le monde pour ses innovations dans les services de santé et de soins de santé et, par conséquent, elle attire des patients qui proviennent d'une région géographique de plus en plus vaste. Le Texas Medical Center, avec plus de cinq millions de rendez-vous/patients annuellement et un des taux de densité les plus élevés au monde en termes de cliniques et d'établissements de recherche médicale et de sciences de base, est le plus important district médical au monde. Situé à quelques milles des CCA de Northstar, le Texas Medical Center comprend 42 institutions consacrées à la médecine, 13 hôpitaux et deux facultés de médecine d'où provient un flot régulier de nouveaux chirurgiens. De plus, plusieurs sociétés nationales et multinationales oeuvrant dans les secteurs de l'énergie, la fabrication, les finances et les services ont des bureaux à Houston et ces entreprises offrent une couverture d'assurance-maladie privée avec remboursement à leurs employés.

Équipe de direction chevronnée

L'équipe de direction sera à l'emploi de Northstar Acquisitions. L'équipe de direction de Northstar, dirigée par Donald Kramer, M.D., son chef de la direction, a une vaste expérience dans les secteurs des CCA et des soins de santé et jouit d'une excellente réputation pour ce qui est de l'acquisition et l'exploitation avec succès d'établissements de soins de santé externes. L'équipe de direction possède également des connaissances approfondies du marché des soins de santé de Houston, ce qui, à son avis, permettra à Northstar d'attirer et de retenir des chirurgiens doués à l'avenir. L'équipe de direction de Northstar est composée principalement de l'équipe de direction du CCA Palladium. Lorsqu'elle oeuvrait pour le CCA Palladium, la direction était responsable de l'expansion et de la croissance du CCA Palladium. Par exemple, les revenus nets provenant des services fournis aux patients pour la société en commandite Palladium sont passés d'environ 9,6 millions de dollars en 2004 à plus de 25,1 millions de dollars en 2006. La direction aura comme objectif de mettre en place les « meilleures pratiques » pour les CCA de Northstar ainsi que pour les autres CCA acquis à l'avenir. Se reporter à la rubrique « Administrateurs, dirigeants et la direction – Northstar Acquisitions ».

Stratégie de croissance de Northstar

Northstar a l'intention de mettre en œuvre une stratégie de croissance qui comprend à la fois la croissance interne, en augmentant le rendement des CCA existants de Northstar, et l'exécution d'une stratégie d'acquisition sélective.

Croissance interne

D'après la direction, en 2006, les CCA de Northstar ont fonctionné collectivement à environ 36 % de leur capacité globale, ce qui est bien en-dessous de leur capacité optimale. La direction entreprend une gamme de mesures en vue d'accroître l'utilisation de la capacité excédentaire des CCA de Northstar. Ces mesures consisteront principalement en la mise en place de « meilleures pratiques » au sein des CCA de Northstar et des autres CCA acquis à l'avenir. Ces meilleures pratiques comprennent :

Identifier, attirer et retenir des professionnels compétents en soins de santé

La direction croit que les CCA de Northstar continueront d'attirer des chirurgiens très doués en raison de l'engagement des CCA de Northstar d'offrir d'excellents soins et des services personnalisés aux patients. La direction croit également que les compétences et la réputation du personnel chirurgical des CCA de Northstar, dont plusieurs sont les médecins attitrés d'équipes sportives professionnelles, permettront aux CCA de Northstar de continuer d'attirer d'autres chirurgiens actifs très doués ainsi que d'autres professionnels œuvrant dans les soins de santé. De plus, les CCA de Northstar ont démontré qu'ils étaient capables de mettre en place des systèmes et des protocoles cliniques, de dotation du personnel et de programmation des horaires qui augmentent la productivité des chirurgiens et encouragent leur réussite tant professionnelle que financière. D'après la direction, cette priorité accordée aux chirurgiens, lorsque jumelée à un engagement d'offrir des soins de santé de qualité dans un milieu agréable et convenable pour les patients, permettra d'augmenter de façon continue le nombre d'interventions réalisées dans les CCA de Northstar.

Dans le cadre de ses projets de recrutement de médecins, la direction a l'intention de continuer d'accorder une importance particulière aux spécialisations et aux chirurgiens qui seraient en mesure de générer d'importants revenus pour les CCA de Northstar. Le grand nombre de pratiques médicales communautaires à Houston constitue un réservoir de talents importants duquel Northstar peut recruter des chirurgiens compétents. De plus, le Texas Medical Center de Houston, avec ses deux facultés de médecine et ses 14 hôpitaux, est l'un des plus importants centres de formation de médecins au monde. Après avoir complété leur formation, plusieurs médecins qui ont étudié au Texas Medical Center décident de vivre et de travailler à Houston en raison de sa base de population à croissance rapide, des aspects démographiques prometteurs et d'autres facteurs comme la qualité de vie.

Au cours des trois dernières années, la CCA Palladium a connu une croissance interne importante en raison, entre autres, du nombre plus élevé d'interventions réalisées par des chirurgiens qui ne sont pas des médecins commanditaires. La direction a l'intention de continuer à inviter des chirurgiens qui ne sont pas des médecins commanditaires à pratiquer dans les CCA de Northstar afin d'augmenter la croissance sans diluer les participations aux capitaux propres des médecins commanditaires actuels.

Meilleure efficacité opérationnelle

Les procédures cliniques et opérationnelles en place dans les CCA de Northstar sont conçues de façon à obtenir une efficacité opérationnelle maximale. Par exemple, le CCA Palladium a maintenant mis en place un système de facturation électronique qui, de l'avis de la direction, a réduit considérablement les cycles de paiement. De plus, en se concentrant sur un nombre limité d'interventions spécialisées, les CCA de Northstar peuvent mettre au point et mettre en œuvre de meilleures pratiques cliniques et administratives qui augmentent la productivité des chirurgiens. Chaque CCA de Northstar continuera de peaufiner sa composition de cas dans le but d'améliorer son efficacité opérationnelle. La direction sera responsable d'établir et de réaliser les synergies potentielles entre les CCA de Northstar, notamment la mise en œuvre des meilleures pratiques, l'évaluation des performances, la planification stratégique, la normalisation des systèmes d'information et de rapports, les équipements et les approvisionnements, et la participation aux programmes d'achats groupés.

Mesures de commercialisation efficaces

Une gamme variée de programmes de commercialisation ciblés ont donné lieu à une croissance interne importante du CCA Palladium. Par exemple, le CCA Palladium a commercialisé avec succès des interventions en pédiatrie (notamment les amygdalectomies et les tubes pour les oreilles chez les enfants) en fixant les rendez-vous le samedi afin de mieux accommoder les parents qui travaillent. De plus, le CCA Palladium a inauguré et fait la

promotion des colonoscopies les samedis matin, donnant ainsi aux patients suffisamment de temps pour récupérer avec une perte minimale de jours de travail. Sous la bannière « Centre des sinus de Houston », le CCA Palladium a mis en œuvre une campagne de publicité conjointe ciblant les patients qui nécessitent une intervention chirurgicale du sinus facial. Les coûts de ce programme sont répartis entre les chirurgiens ORL du CCA Palladium. Northstar a l'intention de mettre en place des pratiques chirurgicales innovatrices et des campagnes de commercialisation créatives semblables qui sont adaptées aux spécialisations particulières de chacun des CCA de Northstar.

Mise en place de programmes de formation pour médecins

Les CCA de Northstar offrent des programmes de formation pour médecins dont le but est d'encourager la réussite financière à long terme des CCA de Northstar. Par exemple, au cours des trois dernières années, le CCA Palladium a entrepris avec succès la formation de plus de 10 médecins de soins primaires, leur permettant d'offrir des injections pour le traitement de la douleur. Les médecins qui ont été ainsi formés peuvent maintenant traiter leurs propres patients au CCA Palladium plutôt que de les orienter vers des spécialistes en traitement de la douleur qui pratiquent dans des CCA non associés. À l'heure actuelle, plus de 30 % des cas concernant le traitement de la douleur au CCA Palladium sont traités par des médecins qui ont été formés par le CCA Palladium. De plus, le CCA Palladium est un centre de formation primaire pour le traitement de la douleur pour les deux facultés de médecine de Houston. Le CCA Palladium reçoit également des étudiants en médecine, des médecins résidents et des médecins collègues à tour de rôle. Les programmes de formation ont servi d'outil de recrutement utile pour le CCA Palladium et lui ont permis d'établir sa réputation sur le marché de Houston. La direction a l'intention d'offrir des programmes de formation à l'ensemble des CCA de Northstar.

Négociation des contrats d'assurance avec les tiers payeurs

Les CCA de Northstar peuvent décider d'offrir des rabais contractuels aux compagnies d'assurance dans le but d'augmenter le nombre de patients qui sont référés par ces assureurs. La direction a une vaste expérience en ce qui a trait à la négociation de tarifs favorables avec ces entités payeurs.

Croissance au moyen d'acquisitions

Le secteur des CCA aux États-Unis est très fragmenté, consistant en plus de 4 600 établissements à l'échelle du pays, les sept plus importantes entreprises ne représentant qu'environ 15 % du marché global :

Principaux intervenants sur le marché des CCA à but lucratif aux États-Unis

Entreprise de CCA	Nombre de CCA	Part de marché estimative
Healthsouth Corp.	153	3,4 %
Amsurg Corp.	153	3,4 %
United Surgical Partners International, Inc.	128	2,8 %
HCA, Inc	92	2,0 %
Nueterra Healthcare, LLC	70	1,6 %
Symbion, Inc.	62	1,4 %
SurgCenter Development	43	1,0 %

Source : Sondage sur le secteur des CCA publié par Deutsche Bank Securities, Inc. le 6 octobre 2006.

Rien qu'au Texas, plus de 300 établissements sont autorisés à exercer des activités à titre de CCA, dont 60 à Houston. Compte tenu de la nature hautement fragmentée du marché aux États-Unis en général et au Texas en particulier, la direction croit que l'acquisition de CCA additionnels est une source de croissance. Northstar prévoit initialement de saisir d'autres occasions d'acquisition de CCA au Texas et possiblement dans d'autres régions des Etats-Unis, lesquelles viendraient compléter sa stratégie principale, axée sur l'acquisition de CCA multiples situés dans des régions métropolitaines intéressantes de grande envergure.

Lorsqu'elle évalue une cible d'acquisition, Northstar tiendra compte de plusieurs critères, notamment son potentiel de croissance en termes de revenus et de flux de trésorerie, les marges bénéficiaires, la possibilité de

réaliser des synergies, la concurrence sur le marché local et la taille de ce marché, la composition des cas, la composition des payeurs, la qualité des chirurgiens associés, la capacité de conclure des contrats avec des organismes de gestion de soins à l'échelle locale et les questions concernant l'obtention des permis et autres questions d'ordre réglementaire. La direction entend tirer profit , entre autres, de ses relations au sein de l'industrie pour cibler des candidats éventuels aux fins d'acquisition, communiquer avec ceux-ci et établir une relation avec eux.

Après avoir repéré une cible d'acquisition, Northstar mènera des enquêtes sur le plan financier et juridique et évaluera les installations ainsi que les systèmes et procédures d'exploitation de la cible et mènera des entrevues avec la direction, les chirurgiens affiliés et le personnel de l'entreprise cible. Après l'acquisition d'un CCA, la direction se concentrera sur la mise à niveau des activités de commercialisation ainsi que des systèmes et des protocoles en vue d'augmenter la rentabilité.

La direction entend mener des recherches actives dans le but de repérer des acquisitions de CCA éventuelles, qui pourraient améliorer la stratégie de croissance de Northstar. Dans le but de l'aider à mettre à exécution sa stratégie d'acquisition, M. Stewart A. Feldman. M. Feldman, qui compte plus de 25 ans d'expérience en matière de vente et d'acquisition dans divers secteurs, notamment celui des soins de santé, ainsi que la société membre de son groupe, Capstone Associated Services, Ltd. (collectivement, « CAS »), mettront leurs compétences en matière de conseils à l'entière disposition de Northstar pendant une période de cinq ans, qui sera renouvelable pour des périodes subséquentes, à moins que Northstar ou CAS n'y mette fin moyennant un préavis de 12 mois avant l'échéance. CAS conviendra de ne pas faire concurrence à Northstar dans le secteur de la chirurgie ambulatoire pendant la durée de cet arrangement, mais Northstar ne sera pas tenue de saisir une occasion que lui a recommandée CAS ni de retenir les services de CAS pour lui fournir des conseils à l'égard d'une opération donnée. Si Northstar réalise une acquisition ou une vente repérée par CAS ou retient les services de CAS pour lui fournir des conseils à l'égard d'une opération qui est réalisée avec succès, alors CAS aura droit aux honoraires d'experts-conseils habituels, selon un montant établi en fonction de la valeur d'entreprise. Cet arrangement visera un certain nombre d'occasions éventuelles qui sont actuellement en cours d'évaluation par Northstar. Même si la direction croit que certaines de ces occasions pourraient aboutir à des acquisitions futures, rien ne garantit que Northstar poursuivra ou réalisera une opération future qu'elle évalue actuellement.

Description des CCA de Northstar

Le tableau qui suit présente des renseignements concernant chacun des CCA de Northstar en date du 31 décembre 2006 et, en ce qui a trait au pourcentage des revenus recouvrés nets qui est attribué aux médecins commanditaires pour l'exercice terminé le 31 décembre 2006.

CCA	Blocs opératoires	Salles de traitement	Lits pré-opératoires	Lits post-opératoires	Chirurgiens actifs avec privilèges médicaux	Nombre de médecins commanditaires	Pourcentage des revenus recouvrés nets[1)] attribué aux médecins commanditaires
Palladium	3	2	7	9	80	5	32,8 %
Kirby	4	1	5	8	11	10	100,0 %
Total...............	**7**	**3**	**12**	**17**	**91**	**15**	-

1) Les revenus nets perçus (en milliers de dollars américains) consistent en les revenus nets provenant des services fournis aux patients qui sont effectivement perçus au cours d'une année civile.

CCA Palladium

Le CCA Palladium est situé au 4120 Southwest Freeway, 2e étage, à Houston, au Texas, à moins d'un mille du complexe Galleria, un vaste ensemble de bureaux et de magasins de réputation mondiale, se trouvant à quelques minutes du Texas Medical Center et juste à l'est du carrefour le plus occupé du Texas. L'exploitation a débuté en décembre 2003 et, en date du 1er janvier 2007, 80 chirurgiens ayant accès au personnel du CCA Palladium oeuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, la podologie, l'orthopédie, la chirurgie générale, la médecine chiropratique et gastrointestinale.

L'établissement de 14 875 pieds carrés est loué à l'heure actuelle d'un tiers à un loyer moyen de 31 962 $ par mois. Le bail, dont la durée initiale prend fin en 2013, prévoit deux périodes de reconduction de cinq ans et il est en règle à l'heure actuelle. Le CCA Palladium appartient à la société en commandite Palladium. À la clôture, Northstar Acquisitions détiendra indirectement une participation à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) alors que le solde de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) appartiendra aux médecins commanditaires de Palladium.

CCA Kirby

Le CCA Kirby est situé au 9300 Kirby Drive à Houston, au Texas, à environ quatre milles du centre-ville de Houston. L'exploitation a débuté en juin 2003 et, en date du 1er janvier 2007, 11 chirurgiens ayant accès au personnel œuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, l'orthopédie et la chirurgie générale.

L'établissement de 11 000 pieds carrés est loué d'un tiers à un loyer moyen de 10 670 $ par mois jusqu'en juin 2007 inclusivement et à un loyer de 11 770 $ par la suite. Le bail, dont la durée initiale prend fin en 2014 est présentement en règle. Le CCA Kirby appartient à la société en commandite Kirby. À la clôture, Northstar Acquisitions détiendra indirectement une participation à hauteur de 60 % dans la société en commandite Kirby alors que le solde de 40 % appartiendra aux médecins commanditaires de Kirby.

Description des centres gérés

En plus d'être propriétaire et d'exploiter les CCA de Northstar, Northstar Acquisitions fournira des services de gestion aux centres gérés, lesquels consistent initialement en The Palladium for Surgery – Dallas et River Oaks Pain Management.

The Palladium for Surgery – Dallas est situé au 5920 Forest Park, bureau 700, à Dallas (Texas). L'exploitation a débuté en 2005, et en date du 1er janvier 2007, 28 chirurgiens ayant accès au personnel oeuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, l'orthopédie et la chirurgie générale.

River Oaks Pain Management consiste en trois centres de traitement de la douleur situés (i) au 4120 Southwest Freeway, bureau 230, à Houston, Texas, (ii) au 20202 Highway 59 North, bureau 300 à Humble (Texas) et (iii) au 4721 Garth Road, bureau A-100, à Baytown (Texas).

Les centres gérés sont gérés par Northstar Acquisitions en vertu d'une convention de gestion. La convention de gestion prévoit des honoraires de gestion de 10 % des revenus recouvrés nets. La convention de gestion a une durée de cinq ans et est renouvelée automatiquement. Northstar a un droit de premier refus relativement à l'acquisition de The Palladium for Surgery – Dallas.

Northstar Acquisitions peut également fournir à l'occasion des services de gestion à des cabinets de médecins privés.

Modèle des revenus

Bref aperçu

Les revenus gagnés par les CCA de Northstar varient selon le type d'intervention chirurgicale qui est réalisée. Pour chaque intervention médicale qui est pratiquée, il y a habituellement trois niveaux de facturation des patients, chaque niveau faisant l'objet d'une facturation distincte :

- les honoraires du centre de chirurgie pour l'utilisation des infrastructures, de l'équipement chirurgical, du personnel infirmier, des services professionnels non chirurgicaux, des approvisionnements et des autres services de soutien, lesquels honoraires sont exigés par le CCA de Northstar;

- les honoraires de chirurgie qui sont gagnés, facturés et perçus séparément par le chirurgien effectuant l'intervention, lesquels honoraires sont distincts et séparés des honoraires exigés par le CCA de Northstar; et

- les honoraires d'anesthésie qui sont gagnés, facturés et perçus séparément par l'anesthésiste, lesquels honoraires sont distincts et séparés des honoraires exigés par le CCA de Northstar et le chirurgien.

L'ensemble des revenus dépend du volume des interventions chirurgicales, de la composition des cas et des tarifs de paiement des payeurs respectifs. Le tableau qui suit présente les revenus nets provenant des services fournis aux patients, le nombre d'interventions réalisées et les revenus nets par intervention provenant des services fournis aux patients pour chacun des CCA de Northstar au cours des trois derniers exercices.

CCA	Revenus nets provenant des services fournis aux patients $ (en milliers)			Nombre de procédures			Revenus nets provenant des services fournis aux patients ($) par intervention[2]		
	2006[1]	2005	2004	2006[1]	2005	2004	2006[1]	2005	2004
Palladium	25 138 $	18 344 $	9 578 $	18 827	15 728	16 794	1 335 $	1 166 $	570 $
Kirby	20 781	16 804	10 742	17 573	14 394	7 195	1 183	1 167	1 493
Total	45 919 $	35 148 $	20 320 $	36 400	30 122	23 989	1 262 $	1 167 $	847 $
Pourcentage total de la croissance au fil des années	30,6 %	73,0 %	– %	20,8 %	25,6 %	– %	8,1 %	37,8 %	– %

1) Non vérifié.
2) Calculé en divisant les revenus nets provenant des services fournis aux patients par le nombre d'interventions.

Composition des cas

Les CCA de Northstar privilégient un type limité d'interventions chirurgicales non urgentes à volume élevé. La composition des cas pour chaque CCA de Northstar dépend des domaines de spécialisation clinique des chirurgiens faisant partie du personnel médical et des équipements et de l'infrastructure que possède chaque établissement. Les deux CCA de Northstar ont l'intention de continuer à peaufiner leur composition des cas au fur et à mesure que les occasions se présentent. Le tableau qui suit présente le nombre d'interventions et les revenus nets perçus qui ont été générés par les spécialisations médicales en 2006 et en 2005 par les CCA de Northstar :

Composition des cas[1]

Spécialisation	Nombre de cas[2] en 2006	Pourcentage des cas[2] en 2006	Revenus nets perçus[3] en 2006	Pourcentage des revenus nets perçus[3] en 2006	Nombre de cas[2] en 2005	Pourcentage des cas[2] en 2005	Revenus nets perçus[3] en 2005	Pourcentage des revenus nets perçus[3] en 2005
Traitement de la douleur	5 127	50,0 %	21 311 $	46,6 %	4 582	54,2 %	16 004 $	45,0 %
Orthopédie[4]	3 027	29,5 %	13 969	30,5 %	2 533	30,0 %	14 701	41,3 %
Podologie	727	7,1 %	5 111	11,2 %	386	4,6 %	2 345	6,6 %
Gastrointestinal/urologie	661	6,4 %	716	1,6 %	618	7,3 %	677	1,9 %
Chirurgie générale	367	3,6 %	1 240	2,7 %	258	3,1 %	1 372	3,9 %
ORL	342	3,3 %	3 433	7,5 %	71	0,8 %	464	1,3 %
Total	10 251	100,0 %	45 780 $	100,0 %	8 448	100,0 %	35 563 $	100,0 %

Note :
1) Non vérifié.
2) Le terme « cas » désigne le genre ou la catégorie de chirurgie qui a été effectuée et peut souvent comprendre plusieurs interventions. Par exemple, des interventions chirurgicales pour réparer trois différents ligaments dans le genoux d'un patient seraient considérées comme un cas orthopédique mais comme trois interventions orthopédiques.

3) Les revenus nets perçus (en milliers de dollars américains) consistent en les revenus nets provenant des services fournis aux patients qui sont effectivement perçus au cours d'une année civile.
4) Comprend les cas de chiropratie.

Composition des payeurs

Les paiements que les CCA de Northstar reçoivent pour les interventions chirurgicales et les services connexes sont versés par des régimes d'assurance-maladie privés, des programmes d'accidents du travail, par les patients directement et par des régimes payeurs gouvernementaux. Une tranche importante (99 %) des revenus nets provenant des services fournis aux patients générés par les CCA de Northstar est basée sur des paiements versés par des régimes privés d'assurance (non gouvernementaux). Les CCA de Northstar reçoivent très peu de revenus (environ 1 %) pour des interventions effectuées dans le cadre des régimes Medicare ou Medicaid. Les CCA de Northstar reçoivent également une tranche relativement peu élevée de leurs revenus directement des patients non assurés qui doivent payer de leur propre poche pour les services qu'ils reçoivent. Par contre, les patients assurés sont responsables de payer pour les services qui ne sont pas couverts par leur régime d'assurance-maladie, de même que les franchises, les copaiements et les obligations de coassurance qui sont exigibles en vertu de leurs régimes. Le montant de ces franchises, copaiements et obligations de coassurance a augmenté dernièrement, mais il ne représente pas une composante importante des revenus générés par les sociétés en commandite Northstar. Se reporter à la rubrique « Atouts de Northstar – Composition favorable des payeurs ».

Sources des honoraires du centre de chirurgie

Les honoraires du centre de chirurgie des CCA de Northstar sont générés par les médecins commanditaires et les autre chirurgiens qui pratiquent dans les CCA de Northstar. Ces honoraires du centre de chirurgie sont facturés et perçus directement par les sociétés en commandite Northstar. Par contre, les CCA de Northstar, à titre individuel et à l'occasion, peuvent aussi conclure des ententes de location ou d'utilisation avec d'autres chirurgiens qui réalisent des interventions moyennant des honoraires préétablis. Les interventions sont souvent réservées et réalisées de façon ponctuelle selon la disponibilité du personnel et de l'espace. La grille des honoraires pour ces ententes d'utilisation peut varier, mais elle est généralement structurée selon un pourcentage (habituellement de 40 % à 50 %) des honoraires du centre de chirurgie. Dans le cadre de ces ententes, les honoraires du centre de chirurgie sont généralement perçus par le chirurgien qui effectue l'intervention et ce dernier verse les honoraires d'utilisation ou de location à la CCA de Northstar en question. En plus de constituer une source additionnelle de revenus pour les CCA de Northstar, la direction croit que ces ententes d'utilisation de rechange permettent aux CCA de Northstar d'attirer et d'évaluer de futurs médecins commanditaires et qu'elles augmentent le taux d'utilisation global de la capacité des centres. Les chirurgiens qui ont un droit de propriété dans les sociétés en commandite Northstar n'ont pas le droit de louer de l'espace dans les CCA de Northstar.

Gestion et employés

Northstar Acquisitions sera responsable de la gestion de toutes les mesures opérationnelles, financières, stratégiques et de commercialisation ainsi que les démarches en matière d'examen des compétences et d'obtention des permis qui sont entreprises par les CCA de Northstar, soit directement, soit indirectement dans le cadre de la gestion des employés des CCA de Northstar particuliers. Ceci comprend les tâches associées au recrutement et au certificat d'agrément des chirurgiens, la gestion et l'entretien des installations, les fonctions liées aux ressources humaines et au personnel administratif ainsi que toutes les questions d'ordre financier, notamment l'approbation des ententes conclues avec les payeurs tiers et le personnel.

Chacun des CCA de Northstar a un directeur médical qui est nommé par le conseil médical respectif des sociétés en commandite Northstar. Le personnel de chaque CCA de Northstar comprend généralement des infirmières autorisées, des techniciens pour le bloc opératoire, des techniciens en radiologie, le personnel administratif et d'autre personnel de soutien. Les chirurgiens et les autres médecins qui pratiquent dans les CCA de Northstar ne sont pas considérés comme du personnel ou des employés. Aucun employé des CCA de Northstar n'est représenté par une convention collective. La direction croit que chaque CCA de Northstar entretient de bons rapports avec ses employés et leur offre un programme de rémunération qui est concurrentiel. Le tableau qui suit présente, de façon sommaire, le profil de dotation en personnel de chaque CCA de Northstar :

CCA	Équivalents à temps plein		
	Clinique	Non clinique	Total
Palladium	17	14	31
Kirby	24	12	36
Total	**41**	**26**	**67**

Note :
1) Les chirurgiens, les podologues et les autres chirurgiens non associés qui utilisent les installations sont exclus de ce tableau.

La qualité des services fournis et la priorité qui est accordée à la satisfaction des patients et des employés sont des facteurs qui, de l'avis de la direction, font en sorte que les CCA de Northstar ont un taux de rétention élevé en ce qui a trait aux chirurgiens, aux infirmières et au personnel administratif. La direction est également d'avis que les CCA de Northstar offrent aux infirmières et aux autres membres du personnel des meilleures conditions de travail et un milieu de travail moins institutionnalisé que les hôpitaux traditionnels.

Concurrence

En ce qui concerne le marché de Houston, les CCA de Northstar doivent concurrencer à l'heure actuelle avec les hôpitaux traditionnels, les hôpitaux spécialisés et d'autres CCA pour attirer des chirurgiens et des patients. En règle générale, les hôpitaux ont un avantage sur les CCA en ce qui concerne la négociation des contrats d'assurance et à la concurrence pour les pratiques internes et externes des chirurgiens. De plus, les hôpitaux offrent une gamme beaucoup plus variée et approfondie de services médicaux (ce qui leur permet de desservir une gamme beaucoup plus large de patients) et, en règle générale, ils jouissent d'une plus grande notoriété auprès de l'ensemble de la communauté et possèdent des antécédents d'exploitation et des ressources financières beaucoup plus solides. Toutefois, les hôpitaux traditionnels ont commencé récemment à mettre sur pied des coentreprises avec des chirurgiens en vertu desquelles l'hôpital et les chirurgiens sont les propriétaires de CCA tandis que l'hôpital en assure la gestion. De l'avis de la direction, les CCA de Northstar sont biens placés pour affronter la concurrence tant en ce qui a trait aux chirurgiens qu'aux patients dans la région de Houston et sur les autres marchés où Northstar pourrait faire l'acquisition de CCA à l'avenir.

Dépenses d'investissement

Les dépenses d'investissement des CCA de Northstar appartiennent à deux catégories : (i) les dépenses d'investissement pour l'entretien, et (ii) les dépenses d'investissement pour augmenter la croissance ou les bénéfices.

Dépenses d'investissement pour l'entretien

Les dépenses d'investissement pour l'entretien comprennent les dépenses associées au remplacement des biens d'équipement dont la durée de vie utile est épuisée, soit en raison de l'usage, soit parce qu'ils sont désuets sur le plan de la technologie. Les dépense d'investissement pour l'entretien comprennent également les dépenses nécessaires pour maintenir et mettre à niveau les infrastructures existantes, notamment le remplacement des articles d'ameublement et l'entretien courant des structures actuelles de l'édifice et de l'environnement paysager. Les systèmes de gestion informatisés des CCA de Northstar doivent également être entretenus et mis à niveau à l'occasion. Les deux CCA de Northstar ont été mis sur pied au cours des cinq dernières années et, à ce jour, les dépenses d'investissement pour l'entretien ont été relativement peu élevées, mais elles seront probablement plus élevées dans l'avenir.

Dépenses d'investissement pour la croissance

Les dépenses d'investissement pour la croissance sont les dépenses associées à l'achat de nouveaux équipements, à l'expansion des infrastructures existantes, notamment l'expansion des édifices actuels ou l'ajout de blocs opératoires ou de lits de convalescence et d'autres améliorations aux immobilisations. Les dépenses d'investissement pour la croissance ont pour but d'augmenter la productivité et les flux de trésorerie, d'améliorer les marges ou d'augmenter la capacité, ou les deux. Par exemple, en 2006, le CCA Palladium a fait l'objet d'un projet de rénovation en vue d'élargir et de reconfigurer son secteur pré-opératoire et dans le cadre de ce projet les employés de

la direction du CCA Palladium ont déménagé hors du CCA pour investir des bureaux distincts, créant ainsi de l'espace pour l'installation de trois nouveaux lits post-opératoires que le CCA Palladium partageait auparavant avec le service pré-opératoire.

Le tableau suivant présente les dépenses d'investissement pour l'entretien et pour la croissance à l'égard des CCA de Northstar pour 2006 :

CCA de Northstar	Dépenses d'investissement en 2006			Dépenses d'investissement en 2005		
	Croissance	Entretien	Total	Croissance	Entretien	Total
Palladium	674 635 $	163 474 $	838 109 $	280 512 $	56 989 $	337 501 $
Kirby	293 525	294 788	588 313	–	170 040	170 040
Total	**968 160 $**	**458 262 $**	**1 426 422 $**	**280 512 $**	**227 029 $**	**507 541 $**

Perspectives

Les dépenses d'investissement pour l'entretien engagées par les sociétés en commandite Northstar se sont élevées en moyenne à environ 263 000 $ par année au cours de chacune des trois dernières années. La direction croit qu'un montant de • $ constitue une estimation prudente des dépenses d'investissement pour l'entretien qui seront nécessaires annuellement dans un avenir prévisible pour soutenir la capacité de production actuelle et l'utilisation des infrastructures et des équipements des CCA de Northstar. La direction continuera d'examiner les dépenses d'investissement pour la croissance en fonction du mérite économique de chaque projet et de la disponibilité des fonds.

Politique actuelle en matière d'opérations de couverture

Northstar est exposée aux fluctuations du taux de change entre le dollar canadien et le dollar américain étant donné que les distributions qu'elle recevra indirectement des sociétés en commandite Northstar sont libellées en dollars américains et les distributions qu'elle effectuera en faveur des actionnaires seront libellées en dollars canadiens. Afin de réduire au minimum l'incidence des écarts du taux de change entre le dollar canadien et le dollar américain, Northstar a l'intention de conclure une entente de couverture d'une durée de cinq ans prévoyant un taux de change de • $ CA pour 1,00 $ US, et ce, jusqu'au • 2012. Simultanément à la clôture, Northstar entend poursuivre une politique continue en matière d'opérations de couverture dans l'avenir, compte tenu de la volatilité du taux de change entre le dollar canadien et le dollar américain à ce moment-là.

Assurance

Chaque CCA de Northstar maintient une police d'assurance responsabilité professionnelle sur la base des réclamations qui sont présentées. La couverture en vertu de ces polices est conditionnelle à ce que la police soit en vigueur au moment où la réclamation est faite, peu importe le moment où sont survenus les événements ayant entraîné la réclamation. Chaque société en commandite Northstar maintient également une police d'assurance de responsabilité civile de formule générale en fonction des réclamations qui sont présentées. Le coût et la disponibilité de cette couverture ont varié considérablement au cours des dernières années. De l'avis de la direction, le montant et la couverture de ces polices d'assurance sont adéquats pour l'exploitation d'établissements de chirurgie, mais rien ne garantit que la couverture d'assurance est suffisante pour couvrir toutes les réclamations futures ou encore que cette assurance continuera d'être disponible à un coût raisonnable.

Litiges

Les sociétés en commandite Northstar ne sont actuellement impliquées dans aucun litige. En 2003, le Texas a adopté des dispositions législatives visant à réformer ses lois relativement aux réclamations en matière de responsabilité professionnelle en fixant un plafond pour les dommages non économiques à hauteur de 250 000 $ par demandeur et à hauteur d'un montant global par réclamation de 750 000 $ pour les médecins et les autres prestataires de services, y compris les CCA. Les dommages-intérêts punitifs sont exclus de ce montant plafond. Ces dispositions législatives adoptées en vue de réformer la responsabilité délictuelle ont eu pour effet de réduire le coût des primes de l'assurance pour faute professionnelle en raison de la diminution des réclamations relatives aux fautes professionnelles. Se reporter à la rubrique « Facteurs de risque ».

ENDETTEMENT DE NORTHSTAR

À la clôture, on s'attend à ce que Ventures fournisse ou fasse en sorte que soit mise à la disposition de Northstar Subco une facilité de crédit renouvelable (la « **facilité de crédit renouvelable** ») de cinq ans pour un montant de • millions de dollars américains devant servir aux fins du fonds de roulement. La facilité de crédit renouvelable sera garantie par la totalité des éléments d'actif de Northstar Subco, y compris le nantissement de ses droits de propriété dans Northstar LPco et Northstar GPco, et elle sera assortie d'un sûreté de premier rang et des autres modalités commerciales dont sont habituellement assorties les facilités bancaires de ce genre. Les montants tirés sur la facilité de crédit renouvelable à l'occasion porteront intérêt au TIOL de 30 jours, majorés de 300 points de base, lequel intérêt est payable mensuellement à terme échu. Northstar Subco versera à Ventures une commission d'engagement unique correspondant à 0,5 % du montant global de la facilité de crédit renouvelable, majorée d'une commission correspondant à 0,25 % par année à l'occasion sur tous les montants qui ne sont pas tirés en vertu de la facilité de crédit renouvelable. L'émetteur et Northstar Subco déploieront tous les efforts raisonnables et collaboreront avec Ventures pour faire en sorte que la facilité de crédit renouvelable soit cédée par Ventures à une banque commerciale avant le deuxième anniversaire de la clôture. À la clôture, Northstar Subco ne prévoit tirer aucun montant sur la facilité de crédit renouvelable.

À la clôture, Ventures fournira une garantie en espèces jusqu'à concurrence de • millions de dollars, au besoin, pour appuyer l'entente de couverture. En échange de cette garantie, Ventures recevra des honoraires des soutien correspondant à 1,0 % du montant de la garantie en espèces qui est fournie à la clôture. La garantie en espèces fournie par Ventures sera utilisée uniquement à titre de garantie et demeurera la propriété de Ventures. Tout revenu gagné sur ces fonds sera uniquement pour le bénéfice de Ventures. L'investisseur actuel aura une créance garantie de premier rang contre l'émetteur, Northstar Subco, Northstar LPco et Northstar GPco à l'égard de tout montant de la garantie qui est utilisé.

DONNÉES FINANCIÈRES PRO FORMA SÉLECTIONNÉES DE L'ÉMETTEUR

Le tableau suivant fournit un choix de données financières de l'émetteur pour l'exercice terminé le 31 décembre 2006 :

En milliers de $ US	Exercice terminé le 31 décembre 2006
	(non vérifiés)
Produits nets tirés des services aux patients	45 919 $
Bénéfice net	28 704
Ajustments du bénéfice net	
Frais d'intérêts	234
Amortissement	1 150
Frais de gestion [1]	1 824
Frais d'assurance [2]	1 871
Frais de gestion des centres gérés [3]	360
Augmentation des frais généraux, administratifs et autres dépenses de Northstar Acquisitions[4]	(2 237)
Augmentation des frais généraux, administratifs et autres dépenses de l'Émetteur [5]	(853)
BAIIA [6]	31 053 $
Marge du BAIIA [7]	67,6 %

En milliers de $ US	Exercice terminé le 31 décembre 2006
	(non vérifiés)
Participations minoritaires dans Physician Limited Partners[8]	(13 248)
Distribution aux entreprises[9]	(1 135)
BAIIA[6] net de la participation minoritaire de Physician Limited Partners et des distributions aux entreprises	16 670 $
Marge de BAIIA [7] net de la participation minoritaire de Physician Limited Partners et des distributions aux entreprises	36,3%

Notes:

(5) Palladium Partnership paie présentement des frais de gestion de 10 % des revenus nets collectés.

(6) Palladium Partnership paie des assurances sur la propriété et responsabilité à une société d'assurance affiliée à deux de ses médecins associés commanditaires et d'une épouse.

(7) Northstar Acquisitions va recevoir des revenues de gestion des centres gérés égal à 5,5 % de leurs revenus collectés nets.

(8) Représente l'estimation de la direction des dépenses en capital (incluant les paiements n capital de contrat de location-acquisition) pour les dépenses futures basées sur des estimations de dépenses en capital de l'exercice courant et de l'information historique..

(5) Représente les distributions estimatives aux médecins associés commanditaires de chaque Northstar Partnership, qui conservera une participation d'associé de 45 % dans le Palladium Partnership (en assumant qu'il n'y aura pas de d'excecice d'options) et une participation d'associé de 40 % dans le Kirby Partnership.

(6) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

(7) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

(8) Représente les distributions estimatives aux médecins associés commanditaires de chaque Northstar Partnership, qui conservera une participation d'associé de 45 % dans le Palladium Partnership (en assumant qu'il n'y aura pas de d'exercice d'options) et une participation d'associé de 40 % dans le Kirby Partnership.

(9) Inclus •$ des distributions estimatives des actions de catégorie B de Subco et •$ de distributions estimatives sur les parts de catégorie B acquises.

DONNÉES FINANCIÈRES SÉLECTIONNÉES DE NORTHSTAR PARTNERSHIPS

Le tableau suivant fournit des données financières historiques combinées de Northstar Partnerships pour les périodes indiquées :

En milliers de $US	**Exercice terminé le 31 décembre**		
	2006	**2005**	**2004**
	(non vérifiés)		
Produits nets tirés des services aux patients	45 919 $	35 148 $	20 320 $
Bénéfice net	28 704	21 254	12 400
Ajustments du bénéfice net			
Frais d'intérêts	234	286	212
Amortissement	1 150	982	615
BAIIA [1]	30 087	22 523	13 227
Marge du BAIIA [2]	65,5 %	64,1 %	65,1 %

	Exercice terminé le 31 décembre		
	2006	2005	2004
	(non vérifiés)		
Produits nets tirés des services aux patients			
Palladium Partnership	25 138 $	18 344 $	9 578 $
Kirby Partnership	20 781	16 804	10 742
Total	45 919	35 148	20 320
Frais [3]			
Palladium Partnership	9 556	6 919	3 859
Kirby Partnership	7 659	6 975	4 061
Total	17 215	13 894	7 920
Bénéfice net			
Palladium Partnership	15 582	11 425	5 719
Kirby Partnership	13 122 $	9 829	6 681
Total	28 704 $	21 254$	12 400 $

Notes :

(1) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

(2) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

(3) Comprend des frais d'exploitation et des intérêts débiteurs

RAPPORT DE GESTION ET RÉSULTATS D'EXPLOITATION

Il faut lire le rapport de gestion et l'état des résultats d'exploitation de Northstar Partnerships conjointement avec les états financiers vérifiés et non vérifiés de chaque Northstar Partnership et avec les états financiers pro forma de Northstar inclus dans le présent prospectus. Il renferme des énoncés prospectifs qui comportent des risques et des incertitudes. Les états financiers ont été préparés conformément aux PCGR qui exigent que la direction fasse des estimations et des hypothèses ayant des incidences sur les montants d'actifs et de passifs déclarés à la date des états financiers et sur le montant des produits et des charges durant les périodes considérées. Les résultats réellement obtenus pourraient s'écarter de ces estimations, compte tenu de divers facteurs, notamment ceux qui sont mentionnés ci-après et ailleurs dans ce prospectus, particulièrement à la section « Facteurs de risque». Certains totaux, partiels et pourcentages pourraient ne pas concorder parce qu'ils ont été arrondis.

Principales conventions comptables

La direction estime que les conventions comptables qui jouent le rôle principal dans les activités de Northstar Partnerships ont trait à la constatation des produits, à l'utilisation d'estimations relatives au recouvrement des comptes débiteurs et aux provisions pour ajustements contractuels des produits. La préparation des états financiers conformément aux PCGR exige que la direction fasse des hypothèses et des estimations qui peuvent avoir une incidence importante sur les résultats d'exploitation déclarés périodiquement par l'entreprise. Compte tenu de la nature des activités de l'entreprise et du fait que la plus large part des services fournis par Northstar Partnerships sont payés par des tiers payeurs, il est nécessaire de faire des estimations et des jugements subjectifs pour évaluer les produits à constater, la possibilité de recouvrement des comptes débiteurs et les provisions pour ajustements contractuels des produits. Tandis que la direction applique des jugements basés sur des estimations qu'elle juge raisonnable dans les circonstances, les résultats réellement obtenus peuvent s'écarter de ces hypothèses. Il se peut que des résultats fort différents seraient constatés si on utilisait des hypothèses différentes. Les conventions comptables de chaque Northstar Partnership sont décrites à la Note 1 de chacun de leurs états financiers vérifiés respectifs.

Information continue

Lorsque l'émetteur dépose un rapport de gestion annuel et intérimaire après la date du présent prospectus, l'émetteur doit, dans la mesure requise pour permettre une analyse comparative des périodes terminées avant la date de clôture, présenter l'information financière comparative sur les postes importants en la rapprochant de l'information financière

historique de chaque Northstar Partnership d'une façon similaire à l'information financière comparative contenue dans le présent document.

De plus, l'émetteur a pris les engagements suivants devant la Commission des valeurs mobilières de l'Ontario, selon lesquels : (i) il traitera les Northstar Partnerships comme des filiales de l'émetteur; cependant, si les PCGR interdisent la consolidation de l'information financière de Northstar Partnerships et celle de l'émetteur et que le Northstar Partnership en question est une « filiale importante » selon le Règlement 55-101, l'émetteur fournira aux investisseurs des états financiers distincts pour ces entités, (ii) il obtiendra l'engagement de Northstar Partnerships de respecter le Règlement 61-501 de la Commission des valeurs mobilières de l'Ontario et le Règlement Q-27 de l'Autorité des marchés financiers, selon le cas, et (iii) il s'engagera à appliquer une convention exigeant que les personnes susceptibles d'être des initiés d'une entité d'exploitation, si cette entité est un émetteur assujetti, déposent des rapports d'initiés concernant leurs opérations boursières sur les valeurs de l'émetteur et sur les valeurs négociables visées, sous réserve du respect des exemptions en vertu du Règlement 55-101.

État des résultats

Les produits proviennent des clients qui paient pour les services obtenus dans les centres chirurgicaux ambulatoires de Northstar. Les payeurs comprennent des sociétés privées d'assurance-vie, des employeurs, des régimes d'assurance des gouvernements fédéral et provinciaux, et des patients individuels. Les paiements versés par des organismes gouvernementaux sont généralement établis en fonction de la règlementation et des barème de tarification officiels, tandis que les paiements provenant des sociétés d'assurance et des employeurs sont établis conformément à des arrangements contractuels qui ont en général une durée d'un an. Les produits sont facturés et comptabilisés au moment où les services ont été rendus aux patients. Les charges, constituées essentiellement des salaires, des médicaments et des fournitures, ainsi que des frais généraux et administratifs, sont comptabilisées au cours de la période durant laquelle elles sont engagées.

Le terme BAIIA est utilisé tout au long du présent rapport de gestion. Le BAIIA est défini comme étant le bénéfice avant intérêts, impôts, amortissement, éléments non récurrents et éléments hors exploitation qui ne sont pas inclus dans les « autres charges liées aux bénéfices ». Le BAIIA est une mesure que de nombreux investisseurs utilisent pour comparer les sociétés selon leur capacité de générer des liquidités à partir des activités d'exploitation. Cet indicateur ne doit pas servir de solution de remplacement aux honoraires et il n'est pas représentatif des flux de trésorerie liés à l'exploitation ou aux résultats d'exploitation établis conformément aux principes comptables généralement reconnus ou encore aux liquidités disponibles à des fins de distribution.

Pour voir un rapprochement entre le BAIIA et le bénéfice net de chaque Northstar Partnership, consulter la section « Sélection d'information financière sur les Northstar Partnerships ». Pour voir un rapprochement entre le BAIIA et les flux de trésorerie liés aux activités d'exploitation, voir la section « Rapprochement entre le BAIIA et les flux de trésorerie liés aux activités d'exploitation »

Exercice terminé le 31 décembre 2006 comparé à l'exercice terminé le 31 décembre 2005

	Exercice terminé le 31 décembre		
En milliers de $ US	**2006**	**2005**	**% de variation**
	(non vérifiés)		
Produits nets tirés des services aux patients			
Palladium Partnership	25 138 $	18 344 $	37,0
Kirby Partnership	20 781	16 804	23,7
Salaires et avantages sociaux			
Palladium Partnership	1 798	1 186	51,5
Kirby Partnership	2 132	1 941	9,8
Médicaments et fournitures médicales			
Palladium Partnership	1 532	740	107,0
Kirby Partnership	2 544	2 019	26,0

En milliers de $ US	Exercice terminé le 31 décembre		
	2006 (non vérifiés)	2005	% de variation
Frais généraux et administratifs			
Palladium Partnership	3 932	3 327	18,2
Kirby Partnership	2 070	2 175	(4,8)
Bénéfice net			
Palladium Partnership	15 582	11 425	36,4
Kirby Partnership	13 122	9 829	33,5

Sur une base combinée, pour l'exercice terminé le 31 décembre 2006, les Northstar Partnerships ont déclaré un bénéfice net de 28,7 millions de $, un BAIIA de 30,1 millions de $ et des produits nets tirés des services aux patients de 45,9 millions de $, ce qui représente des augmentations respectives de 35,1 %, 33,6 % et 30,6 %, par rapport à l'exercice 2005.

Palladium Partnership

Les produits tirés des services aux patients pour l'exercice terminé le 31 décembre 2006 se chiffent 25,1 millions de $, soit une hausse de 6,8 millions de $ par rapport aux produits de 18,3 millions de $ enregistrés au cours de l'exercice précédent, surtout en raison d'une hausse du nombre de cas et d'une augmentation des produits par cas, attribuable à la plus grande complexité des chirurgies effectuées. La charge des salaires et des avantages sociaux a augmenté de 51,5 %, ou de 0,6 million de $, surtout en raison de l'embauche d'employés supplémentaires à temps plein et à temps partiel au lieu d'employés contractuels. Les frais de main-d'oeuvre contractuelle, qui sot inclus dans les frais généraux et administratifs, ont diminué de 55 %, ou de 0,6 million de $. Le coût des médicaments et des fournitures a augmenté de 107 % pour atteindre 1,5 million de $, ce qui représente une hausse de 2,1 % des produits nets par rapport à 2005, surtout en raison d'une augmentation des cas de podologie, des chirurgies de l'oreille, du nez et de la gorge et des chirurgies générales, qui requièrent plus de fournitures médicales par cas que les autres genres de cas. Les frais généraux et administratifs ont augmenté de 18,2 % et sont passés à 3,9 millions de $ pour l'exercice terminé le 31 décembre 2006. En pourcentage du produit net, les frais généraux et administratifs se sont établis à 15,6 %, soit une baisse par rapport au pourcentage de 18,1 % enregistré pour l'exercice précédent, surtout en raison d'une baisse des frais de main-d'oeuvre contractuelle. .Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2006 s'établissent respectivement à 15,6 millions de $ et à 16,1 millions de $, comparativement à bénéfice net de 11,4 millions de $ et au BAIIA de 11,9 millions de 0 $, comptabilisés pour l'exercice précédent.

Kirby Partnership

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2006 s'établissent à 20,8 millions de $, soit une hausse de 23,7 % sur les produits nets de16,8 millions de $ comptabilisés au cours de l'exercice précédent. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque cas, surtout en raison de la plus grande complexité des chirurgies effectuées. Par rapport à l'exercice terminé le 31 décembre 2005, la charge des salaires et des avantages sociaux a augmenté de 9,8 %; cependant, en pourcentage des produits, la charge des salaires et des avantages sociaux a baissé de 1,3 %. Le coût des médicaments et des fournitures médicales a augmenté de 26,0 % pour s'établir à 2,5 millions de $, soit une hausse de 0,2 % des produits nets, ce qui est conforme à la hausse globale des produits nets tirés des services aux patients. Pour l'exercice terminé le 31 décembre 2006, les frais généraux et administratifs ont diminué de 4,8 %, pour s'établir à 2,1 millions de $, par rapport à l'exercice précédent, surtout en raison d'une baisse des frais de publicité. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2006 s'établissent respectivement à 13,1 millions de $ et à 14,0 millions de $, comparativement à un bénéfice net de 9,8 millions de $ et au BAIIA de 10,7 millions de $, comptabilisés pour l'exercice précédent.

Exercice terminé le 31 décembre 2005 comparé à l'exercice terminé le 31 décembre 2004

En milliers de $ US	Exercice terminé le 31 décembre				
	2005		**2004**		**% de variation**
Produits nets tirés des services aux patients					
Palladium Partnership	18 344	$	9578	$	91,5
Kirby Partnership	16804		10743		56,4
Salaires et avantages sociaux					
Palladium Partnership	1 186		765		55,1
Kirby Partnership	1 941		1 096		77,1
Médicaments et fournitures médicales					
Palladium Partnership	740		494		49,8
Kirby Partnership	2 019		1 028		96,4
Frais généraux et administratifs					
Palladium Partnership	3 327		1 951		70,5
Kirby Partnership	2 175		1 470		48,0
Bénéfice net (perte nette)					
Palladium Partnership	11 425		5 719		99,8
Kirby Partnership	9 829		6 681		47,1

Sur une base combinée, pour l'exercice terminé le 31 décembre 2005, les Northstar Partnerships ont déclaré un bénéfice net de 21,2 millions de $, un BAIIA de 22,5 millions de $ et des produits nets tirés des services aux patients de 35,1 millions de $, ce qui représente des augmentations respectives de 71,4 %, 70,3 % et 73,0 %, par rapport à l'exercice 2004.

Palladium Partnership

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2005 se sont chiffrés à 18,3 millions de $, soit 8,8 millions de $ de plus que les produits nets tirés des services aux patients en 2004, soit 9,6 millions de $. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque cas, en raison de la plus grande complexité des chirurgies effectuées. La charge des salaires et des avantages sociaux a augmenté de 55,1 % par rapport à l'exercice de 2004; toutefois, en pourcentage des produits, le coût des salaires et des avantages sociaux a baissé de 1,5 %. Le coût des médicaments et des fournitures médicales a augmenté de 49,8 % pour s'établir à 0,7 million de $, mais en pourcentage des produits, il est passé de 5,2 % en 2004 à 4,0 en 2005, surtout en raison de l'augmentation des cas chiropratiques et gastro-intestinaux, qui exigent moins de fournitures médicales par cas. Les frais généraux et administratifs ont augmenté de 70,5 % par rapport à l'exercice précédent et sont passés à 3,3 millions de $ pour l'exercice terminé le 31 décembre 2005. Cependant, en pourcentage des produits nets tirés des services aux patients, les frais généraux et administratifs ont baissé, pour s'établir à 18,1 %, comparativement à 20,4 % pour l'exercice antérieur. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2005 s'établissent respectivement à 11,4 millions de $ et à 13,9 millions de $, comparativement à bénéfice net de 5,7 millions de $ et au BAIIA de 6,8 millions de $ pour l'exercice précédent.

Kirby Partnership

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2005 s'établissent à 16,8 millions de $, soit une hausse de 56,4 % sur les produits nets de 10,7 millions de $ au cours de l'exercice précédent. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque procédure, surtout en raison de la plus grande complexité des chirurgies effectuées dans le domaine de la gestion de la douleur. La charge des salaires et des avantages sociaux a augmenté de 77,1 % par rapport à 2004 pour se fixer à 1,9 million de $, en raison de l'augmentation de la main-d'oeuvre pour le plus grand nombre de chirurgies et des

augmentations salariales normales. Le coût des médicaments et des fournitures médicales est passé à 12,0 % pour l'exercice terminé le 31 décembre 2005 par rapport à 9,6 % en 2004, en raison de la plus grande complexité des cas par rapport à l'exercice antérieur. Les frais généraux et administratifs ont augmenté de 48,0 % par rapport à l'exercice antérieur pour atteindre 2,2 millions de $ pour l'exercice terminé le 31 décembre 2005; cependant, en pourcentage des produits nets, les frais généraux et administratifs ne représentaient que 12,9 % des produits de l'exercice, par rapport à 13,7 % pour l'exercice antérieur, surtout en raison d'une baisse des honoraires professionnels et des frais d'entretien et de réparation. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2005 s'établissent respectivement à 9,8 millions de $ et à 10,7 millions de $, comparativement à bénéfice net de 6,7 millions de $ et au BAIIA de 7,1 millions de $, comptabilisés pour l'exercice précédent.

Exercice terminé le 31 décembre 2004 comparé à l'exercice terminé le 31 décembre 2003

	Exercice terminé le 31 décembre	
En milliers de $ US	**2004**	**2003**
Produits nets tirés des services aux patients		
Palladium Partnership	9 578 $	442 $
Kirby Partnership	10 743	-
Salaires et avantages sociaux		
Palladium Partnership	765	5
Kirby Partnership	1 096	-
Médicaments et fournitures médicales		
Palladium Partnership	494	37
Kirby Partnership	1 028	-
Frais généraux et administratifs		
Palladium Partnership	1 951	406
Kirby Partnership	1 470	71
Bénéfice net (perte nette)		
Palladium Partnership	5 719	(63)
Kirby Partnership	6 681	(71)

Sur une base combinée, pour l'exercice terminé le 31 décembre 2004, Northstar Partnerships a déclaré un bénéfice net de 12,4 millions de $, un BAIIA de 13,2 millions de $ et des produits nets tirés des services aux patients de 20,3 millions de $.

Palladium Partnership

Palladium Partnership a commencé ses activités le 15 décembre 2003. Les coûts d'exploitation, des salaires et avantages sociaux, des médicaments et des fournitures médicales, des frais généraux et administratifs se sont établis respectivement à 9,6 millions de $, 0,8 million de $, 0,5 million de $, et 2,0 millions, pour l'exercice 2004. En 2003, Palladium Partnership a comptabilisé des coûts d'exploitation et des frais administratifs et généraux de 0,4 million de $ et de 0,4 million de $, respectivement. Les charges enregistrées en 2003 étaient principalement liées au démarrage de la société. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2004 s'établissait respectivement à 5,7 millions de $ et 6,1 millions de $. En 2003, Palladium Partnership a enregistré une perte nette de 0,1 million de $.

Kirby Partnership

Le Kirby Partnership a commencé ses activités le 4 juin 2004. Les coûts d'exploitation, des salaires et avantages sociaux, des médicaments et des fournitures médicales, des frais généraux et administratifs se sont établis respectivement à 10,7 millions de $, 1,1 million de $, 1,0 million de $, et 1,5 millions, pour l'exercice 2004. Le Kirby Partnership n'a pas comptabilisé de produits et avait des frais généraux et administratifs de 0,1 million de $ en 2003. Les dépenses de 0,1 million de $ engagées en 2003 étaient liées au démarrage de la société. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2004 se chiffraient respectivement à 6,7 millions de $ et à 7,1 millions de $.

Liquidités et situation financière

Les liquidités réfèrent à la capacité de l'entité de rencontrer ses obligations financières lorsqu'elles sont dues. La direction estime que les flux de trésoreries liés aux activités d'exploitation et de financement vont produire suffisamment de liquidités pour répondre aux obligations financières. Le capital investi initialement par l'émetteur va être dérivé du processus net d'offre. L'émetteur s'attend aussi à entrer dans un processus de refinancement des facilités de crédit comme source de financement futur. Voir section « Endettement de Northstar ».

Palladium Partnership

Le tableau suivant présente les liquidités, l'actif total ainsi que les passifs à long terme et à court terme de Palladium Partnership à la fin de l'exercice indiqué :

En milliers de $ US	**Exercice terminé le 31 décembre**		
	2006	**2005**	**2004**
	(non vérifié)		
Total de la trésorerie et équivalents de trésorerie	2 216 $	1 359 $	292 $
Actif total	12 038	8 695	5 541
Portion à court terme du passif à long terme	286[1]	127[2]	1 492[3]
Passif à long terme, net de la portion à court terme	79	165	243
Liquiditées utilisées pour l'exploitation	(952)	(1 646)[4]	(1 953)[4]

Notes :

(1) Inclus les contrats de location-acquisition (91$) et les dettes aux sociétés associées (195 $).
(2) Inclus les contrats de location-acquisition (84$) et les dettes aux sociétés associées (43 $).
(3) Inclus les contrats de location-acquisition (81$), les dettes aux sociétés associées (593 $), la ligne de crédit (250 $) et une note payable (568 $).
(4) Inclus l'amortissement, changements dans les actifs et les passifs liés aux opérations.

Le tableau qui suit présente les informations concernant les obligations contractuelles de Paladium Partnership's pour les exercices terminés après le 31 décembre 2006 :

	Location exploitation	**Autres obligations à long terme**
2007	405 $	297 $
2008	403	82
2009	415	-
2010	427	-
2011	440	-
Suivantes	880	-
Moins le montant représentant les intérêts	-	(14)
	2 970 $	365 $

Kirby Partnership

Le tableau suivant présente les liquidités, l'actif total ainsi que les passifs à long terme et à court terme de Kirby Partnership à la fin de l'exercice indiqué :

En milliers de $ US	Exercice terminé le 31 décembre		
	2006	2005	2004
	(non vérifié)		
Total de la trésorerie et équivalents de trésorerie	64 $	293 $	541 $
Actif total	9 860	9 672	10 276
Portion à court terme du passif à long terme	1 336	1 270	1 276[1]
Passif à long terme, net de la portion à court terme	1 171	2 294	4 163
Flux de trésorerie utilise pour les activités d'exploitation	(111)	359[2]	(3 660)[2]

Notes :

(1) Inclus la dette à long terme (1 270 $) et une dette entre apparentés (6 $).
(2) Inclus l'amortissement, le gain sur disposition d'immobilisations corporelles et la variation des actifs et des passifs.

Le tableau qui suit présente les informations concernant les obligations contractuelles de Kirby Partnership's pour les exercices terminés après le 31 décembre 2006 :

	Location exploitation	Passif
2007	153 $	1 336 $
2008	153	1 095
2009	153	76
2010	153	-
2011	153	-
Suivantes	384	-
	1 149 $	2 507 $

Perspectives

Chaque Northstar Partnership a affiché une vigoureuse performance financière depuis sa création. La direction a l'intention de maintenir et d'améliorer l'efficience des activités d'exploitation de Northstar Partnerships en continuant de mettre en oeuvre une stratégie commerciale reconnue axée sur les points suivants :

- une structure de gestion et de propriété qui met l'accent sur l'efficacité opérationnelle;
- un perfectionnement continu et la mise en oeuvre des meilleures pratiques administratives et cliniques;
- des programmes de marketing proactifs qui visent les médecins, d'autres fournisseurs de soins de santé, les patients et les organismes payeurs;
- une croissance du nombre d'interventions chirurgicales effectuées;
- l'introduction méthodique de nouvelles interventions chirurgicales plus complexes.

Les activités des Nothstar Partnership sont légèrement saisonnières. En règle générale, les recettes sont plus élevées du mois d'octobre au mois de décembre alors que le chirurgiens reviennent des vacances d'été et que les patients tentent de profiter au maximum des régimes d'avantages sociaux offerts par des tiers payeurs et qui expirent à la fin de chaque année civile. La direction prévoit que cette tendance se maintiendra.

Rapprochement entre le BAIIA et les flux de trésorerie liés aux activités d'exploitation

Voici un rapprochement entre le BAIIA et les flux de trésorerie nets liés aux activités d'exploitation de chaque Northstar Partnership pour les trois exercices précédents :

(en milliers de $ US)	2006 (non vérifiés)	2005	2004
Palladium Partnership			
Flux de trésorerie nets liés aux activités d'exploitation	14 630 $	9 779 $	3 767
Variation du fonds de roulement augmentant (diminuant) la trésorerie	1 406	2 029	2 224
Charges et crédits au bénéfice net sans incidence sur la trésorerie			
Frais d'intérêts	17	46	87
Honoraires de gestion nets des charges	1 824	1 237	290 $
Intérêts et autres revenus	1 871	787	419 $
BAIIA	19 748 $	13 878 $	6 787 $
Kirby Partnership			
Flux de trésorerie nets liés aux activités d'exploitation	13 009 $	10 187 $	3 021 $
Variation du fonds de roulement augmentant (diminuant) la trésorerie	809	238	4 003
Charges et crédits au bénéfice net sans incidence sur la trésorerie			
Perte lors de la mise hors service et de l'aliénation d'immobilisations corporelles	-	4	-
Frais d'intérêts	217	241	125
BAIIA	14 035 $	10 669 $	7 150 $

ADMINISTRATEURS, DIRIGEANTS ET MEMBRES DE LA DIRECTION

L'émetteur

Administrateurs de l'émetteur

Le conseil d'administration sera initialement composé de cinq administrateurs, dont quatre seront indépendants (au sens attribué à ce terme dans les lois sur les valeurs mobilières applicables). Les administrateurs de l'émetteur sont M. Cecil F. Fleming, M. Robert P. Kanee, M. Donald L. Kramer, M.D., M. Barry A. Tissenbaum et M. Victor A. Wells (M. Fleming siégeant à titre de président du conseil). Les administrateurs seront élus lors de chaque assemblée annuelle des actionnaires de l'émetteur. Un administrateur peut être révoqué au moyen d'une résolution spéciale des actionnaires, qui exercent leurs droits de vote en personne ou par procuration, ou peut démissionner moyennant un préavis de 30 jours. Le poste ainsi laissé vacant par la révocation d'un administrateur doit être comblé à l'assemblée des actionnaires lors de laquelle il a été révoqué. Un poste vacant qui n'est pas ainsi comblé à l'assemblée des actionnaires, ou qui est créé par suite de la démission d'un administrateur, peut être comblé si un quorum est atteint au sein des administrateurs restants. Aux fins des réunions des administrateurs, un quorum correspondra à la majorité de ceux-ci. Si aucun quorum des administrateurs n'est atteint, une assemblée extraordinaire des actionnaires doit être convoquée en vue de combler le poste vacant.

Les administrateurs superviseront les activités et géreront les affaires de l'émetteur, ce qui signifie notamment qu'ils agiront au nom de l'émetteur, exerceront leurs droits de vote au nom de celui-ci et le représenteront en qualité de porteur direct des actions ordinaires de Northstar Holdco et de porteur indirect des parts de catégorie A d'Acquisitions, des parts ordinaires d'Acquisitions, des parts privilégiées d'Acquisitions, des parts de catégorie A de Subco et des parts privilégiées de Subco.

Comité de vérification

Le comité de vérification de l'émetteur sera composé de M. Robert P. Kanee, M. Barry A. Tissenbaum et M. Victor A. Wells (M. Wells siégeant à titre de président du comité) et aidera les administrateurs de l'émetteur ainsi que les gestionnaires de Northstar Acquisitions à s'acquitter de leurs responsabilités de surveillance et de supervision des pratiques et procédures en matière de comptabilité et de production de rapports financiers de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar, de l'exactitude des contrôles et procédures comptables internes ainsi que de la qualité et de l'intégrité des états financiers. Chaque membre du comité de vérification sera indépendant (aux fins de la réglementation) de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar.

Comité de rémunération, des candidatures et de gouvernance d'entreprise

Le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur sera composé de M. Cecil F. Fleming, M. Robert P. Kanee et M. Barry A. Tissenbaum (M. Kanee siégeant à titre de président du comité) et examinera et formulera des recommandations aux administrateurs de l'émetteur et au conseil des gestionnaires de Northstar Acquisitions en ce qui concerne l'embauche, la rémunération, les avantages et la cessation de l'emploi du chef de la direction et du chef des services financiers de l'émetteur ainsi que des membres de la haute direction de Northstar Acquisitions. Le comité examinera sur une base annuelle les objectifs du chef de la direction pour l'année à venir et fournira son appréciation du rendement du chef de la direction. Le comité formulera également des recommandations en ce qui concerne la rémunération des administrateurs de l'émetteur. Le comité gérera tous les régimes de primes ou d'encouragement à l'intention des employés et formulera des recommandations concernant leur fonctionnement. Le comité sera également chargé de la mise au point de l'approche de l'émetteur et de Northstar Acquisitions à l'égard des questions liées à la gouvernance d'entreprise, devra conseiller le conseil en vue de combler les postes vacants au sein de celui-ci, sera responsable de l'examen périodique de la composition et de l'efficacité du conseil et de la contribution de chaque administrateur et de chaque gestionnaire, devra examiner les questions relatives à la relève au sein de la direction et devra étudier et approuver les propositions formulées par les administrateurs et les gestionnaires en ce qui concerne l'utilisation des services de conseillers externes pour le compte des gestionnaires ou des administrateurs de l'émetteur. Tous les membres du comité seront indépendants de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar.

Divulgation de renseignements

Le conseil d'administration sera également responsable de l'adoption et de l'examen périodique ainsi que de la mise à jour de la politique en matière de divulgation écrite de l'émetteur et de ses filiales. Cette politique visera, entre autres, à :

- énoncer les obligations juridiques de l'émetteur, de ses filiales ainsi que de leurs administrateurs, gestionnaires, dirigeants et employés respectifs en ce qui concerne les renseignements de nature confidentielle;

- trouver des porte-parole pour l'émetteur, qui seront les seules personnes autorisées à communiquer avec des tierces parties telles que les analystes financiers, les médias et les épargnants;

- fournir des lignes directrices relatives à la divulgation des renseignements de nature prospective;

- exiger l'examen préalable par les membres de la haute direction de toute divulgation sélective de renseignements financiers en vue de veiller à ce que ceux-ci ne constituent pas des renseignements importants, d'empêcher la divulgation sélective de renseignements importants et de faire en sorte que, en cas de divulgation sélective, un communiqué soit émis sur-le-champ;

- établir des périodes d'interruption précédant et suivant immédiatement la divulgation des résultats financiers trimestriels et annuels et précédant immédiatement la divulgation de certains changements importants, périodes durant lesquelles l'émetteur et ses filiales (y compris les sociétés en commandite Northstar) ainsi que leurs gestionnaires, dirigeants, employés et consultants respectifs, ne pourront ni acheter ni vendre d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou pouvant être convertis en de telles actions.

Rémunération des administrateurs

La rémunération initiale des administrateurs de l'émetteur (sauf en ce qui concerne le Dr Kramer) correspondra à 30 000 $ par année et à 1 500 $ par administrateur pour leur présence aux réunions du conseil ou de l'un de ses comités. Le président du conseil d'administration aura le droit de recevoir des honoraires annuels supplémentaires de 10 000 $. Les administrateurs se verront également rembourser leurs menues dépenses engagées dans le cadre des réunions du conseil. Les administrateurs seront parties aux arrangements relatifs à l'assurance et au versement d'indemnités décrits ci-après à la rubrique « – Protection d'assurance pour l'émetteur et les entités liées et indemnisation ».

Dirigeants de l'émetteur

L'émetteur aura deux dirigeants. M. Donald L. Kramer, M.D. sera le chef de la direction et M. Kenneth J. Klein sera le chef des services financiers. Chacun d'eux occupera un poste de nature comparable au sein de Northstar Acquisitions. La responsabilité principale de surveillance de la gestion et de la direction des activités des filiales de l'émetteur sera déléguée à Northstar Acquisitions et celle-ci s'en déchargera. Se reporter à la rubrique « – Northstar Acquisitions ».

Northstar Acquisitions

Gestionnaires de Northstar Acquisitions

Le conseil des gestionnaires de Northstar Acquisitions sera initialement composé de M. Cecil F. Fleming, M. Donald L. Kramer, M.D. et M. Kenneth J. Klein. En tout temps, le conseil des gestionnaires de Northstar Acquisitions devra être composé d'une majorité de résidents américains. Les gestionnaires de Northstar Acquisitions ne toucheront aucune rémunération. M. Fleming, le Dr Kramer et M. Klein siégeront également en qualité d'administrateurs de Northstar Holdco et de gestionnaires de Northstar Subco.

Le conseil des gestionnaires de Northstar Acquisitions aura, sous réserve des modalités de la convention d'exploitation de Northstar Acquisitions, pleins pouvoirs pour gérer les activités et les affaires de Northstar Acquisitions, pour prendre toutes les décisions relatives à Northstar Acquisitions et pour lier Northstar Acquisitions par contrat.

Dirigeants de Northstar Acquisitions

Northstar Acquisitions aura cinq dirigeants. M. Donald L. Kramer, M.D. sera le chef de la direction et M. Kenneth J. Klein sera le chef des services financiers. M. Jason Fisher sera le vice-président, Services aux médecins, M. Brad Kovnat sera le vice-président, Développement des affaires, et Mme Stephanie Victorian sera la vice-présidente, Opérations cliniques. La direction de Northstar Acquisitions sera, en règle générale, responsable de la surveillance de la gestion et de la direction des activités des sociétés en commandite Northstar aux termes d'un contrat de gestion intervenu entre Northstar Acquisitions et chacune des sociétés en commandite Northstar. Les médecins commanditaires de chacune des sociétés en commandite Northstar, par le truchement du conseil médical de chaque société en commandite Northstar respective, conserveront certains droits se rapportant aux opérations médicales de chaque société en commandite Northstar. Se reporter à la sous-rubrique « Les sociétés en commandite Northstar – Conventions de société en commandite ».

Administrateurs, gestionnaires et dirigeants

Le tableau ci-après indique le nom, la municipalité de résidence, les postes occupés auprès de l'émetteur et de Northstar Acquisitions ainsi que le poste principal (s'il y a lieu) qu'occupent les personnes qui seront des administrateurs et des dirigeants de l'émetteur ainsi que des gestionnaires et des dirigeants de Northstar Acquisitions, à la clôture du présent placement.

Nom et municipalité de résidence	Poste(s) occupé(s)	Nombre et pourcentage de titres de l'émetteur qui seront détenus à la clôture	Poste principal (s'il ne s'agit pas d'un poste occupé auprès de l'émetteur ou de Northstar Acquisitions)
CECIL F. FLEMING Toronto (Ontario)	Président du conseil de l'émetteur; gestionnaire de Northstar Acquisitions	•	Directeur d'entreprise
JASON FISHER Houston, Texas	Vice-président, Services aux médecins de Northstar Acquisitions	•	–
ROBERT P. KANEE Toronto (Ontario)	Administrateur de l'émetteur	•	Directeur d'entreprise
KENNETH J. KLEIN Houston, Texas	Chef des services financiers et secrétaire général de l'émetteur et de Northstar Acquisitions; gestionnaire de Northstar Acquisitions	•	–
BRAD KOVNAT Houston, Texas	Vice-président, Développement des affaires de Northstar Acquisitions	•	–
DONALD L. KRAMER, M.D. Houston, Texas	Administrateur de l'émetteur; gestionnaire de Northstar Acquisitions; chef de la direction de l'émetteur et de Northstar Acquisitions	•	–
BARRY A. TISSENBAUM Toronto (Ontario)	Administrateur de l'émetteur	•	Directeur d'entreprise
STEPHANIE VICTORIAN Houston, Texas	Vice-présidente, Opérations cliniques de Northstar Acquisitions	•	–
VICTOR A. WELLS Oakville (Ontario)	Administrateur de l'émetteur	•	Directeur d'entreprise

Biographies

Cecil F. Fleming. M. Fleming est un directeur d'entreprise agissant en qualité d'administrateur et de membre du comité de vérification de First Equity Benefits Inc. De 1997 à 2002, M. Fleming était le chef de la direction de BDO International B.V., société ayant son siège à Bruxelles, en Belgique. Auparavant, M. Fleming a occupé un poste d'associé pendant 36 ans auprès de BDO Dunwoody s.r.l. (anciennement Dunwoody & Company), où il a agi à titre d'associé directeur national du Canada (chef de la direction) de 1981 à 1996. M. Fleming a obtenu son titre de comptable agréé de l'Ontario en 1960 et a été élu en qualité de membre de l'Institut des comptables agréés de l'Ontario en 1985. Il a également agi à titre de commissaire de la Commission ontarienne de révision des pratiques financières.

Jason Fisher. Avant d'être nommé à titre de vice-président, Services aux médecins de Northstar Acquisitions, M. Fisher était associé fondateur et vice-président de Palladium Management, Ltd. M. Fisher était également un représentant commercial de la River Oaks Pain Management Clinic. Avant de se joindre à Palladium Management, Ltd. en 2003, M. Fisher a travaillé dans le domaine de la commercialisation de produits pharmaceutiques à Los Angeles et à Houston. M. Fisher est titulaire d'un baccalauréat en administration des affaires avec spécialisation en commercialisation de la Baylor University.

Robert P. Kanee. M. Kanee est un directeur d'entreprise. Il a occupé le poste d'administrateur d'un grand nombre de sociétés fermées des secteurs de la gestion immobilière, de l'aménagement immobilier, des portefeuilles de placement, de la fabrication et de la distribution. De 1994 à 2000, M. Kanee était un administrateur de Perkins Paper Limited, société inscrite à la cote de la TSX sous le contrôle de Cascades Inc., puis en 2000, il a siégé à titre de président du comité indépendant qui a supervisé la privatisation de la société. De 1989 à 1999, M. Kanee était un administrateur de la Women's College Hospital à Toronto, en Ontario, puis a agi à titre de président du Comité des finances et de l'investissement et à titre de vice-président de ce même comité de 1998 à 1999. De 1991 à 1998, M. Kanee était vice-président, Fusions et acquisitions d'Abitibi-Consolidated Inc. (anciennement Abitibi-Price Inc.), l'un des plus importants fabricants de papier journal au monde. M. Kanee a obtenu sa maîtrise en administration des affaires de la University of Western Ontario en 1971 et a obtenu son titre de comptable agréé de l'Ontario auprès de Peat Marwick Mitchell en 1973. M. Kanee est devenu membre de l'Institut des administrateurs de sociétés du Canada en 2004.

Kenneth J. Klein. Avant d'être nommé à titre de chef/contrôleur des services financiers de l'émetteur et de Northstar Acquisitions, M. Klein a agi à titre de vice-président adjoint, Finances, au sein de la Menninger Clinic, poste qu'il a occupé de 2005 à 2007. Avant de se joindre à la Menninger Clinic, M. Klein a été le directeur des finances du Memorial Hermann Southeast Hospital d'août 2003 à janvier 2005. Auparavant, M. Klein était le contrôleur de Southwest Concrete Products. M. Klein possède plus de 19 ans d'expérience en finances et en soins de santé. M. Klein a occupé des postes auprès de plusieurs autres organismes de soins de santé à Houston, au Texas, notamment au sein du Texas Children's Hospital, des Castle Dental Centers et du Fisher Healthcare. En 1988, M. Klein a commencé sa carrière au sein de KPMG Peat Marwick, après avoir obtenu son baccalauréat ès sciences avec spécialisation en comptabilité auprès de la Sacred Heart University à Fairfield, au Connecticut, et est également un expert-comptable diplômé (*certified public accountant*) du Texas. En outre, M. Klein est un membre actif de la Healthcare Financial Management Association.

Brad Kovnat. Avant d'être nommé à titre de vice-président, Développement des affaires de Northstar Acquisitions, M. Kovnat était associé fondateur et vice-président de Palladium Management, Ltd. M. Kovnat était également coadministrateur du CCA Palladium et de River Oaks Pain Management. M. Kovnat s'est joint à River Oaks Pain Management en novembre 2001 et est par la suite devenu associé fondateur de Palladium Management, Ltd. en mars 2004. Il a obtenu un baccalauréat ès arts de la Hofstra University, située à Hempstead, dans l'État de New York, en 1990 et a obtenu une maîtrise en administration des affaires de la Graziadio Shool of Business and Management de la Pepperdine University de Los Angeles en 2000. M. Kovnat est membre de la Texas Ambulatory Surgery Center Society ainsi que de la Federated Ambulatory Surgery Association.

Donald L. Kramer, M.D. Avant d'être nommé à titre de chef de la direction de l'émetteur et de Northstar Acquisitions, le Dr Kramer agissait à titre de président et directeur médical de Palladium Management, Ltd. depuis 2003. Le Dr Kramer a pratiqué la médecine pendant plus de 25 ans. Il a été associé fondateur de cinq CCA fructueux de Houston, notamment le CCA Palladium. Le Dr Kramer s'est joint à d'autres investisseurs en 1996 afin

de mettre au point la Foundation Surgery Affiliates d'Oklahoma, laquelle a donné naissance à 31 CCA ainsi qu'à deux hôpitaux. En outre, le Dr Kramer a fondé Access Mediquip L.L.C., laquelle développe des coentreprises avec des hôpitaux et des cabinets de médecins aux fins de la revente de dispositifs médicaux implantables. Le Dr Kramer a obtenu son baccalauréat ès sciences avec spécialisation en propédeutique et en statistiques de la Penn State University ainsi que son diplôme en médecine du Jefferson Medical College de Philadelphie. Le Dr Kramer est un membre actif de la Harris County Medical Society, de la Texas Medical Association et de la Texas Ambulatory Surgery Center Society et a auparavant occupé un poste au sein de la faculté de médecine du Baylor College of Medicine et de la University of Texas Medical Branch.

Barry A. Tissenbaum. M. Tissenbaum est un directeur d'entreprise et un consultant. M. Tissenbaum est actuellement administrateur, membre du conseil et président du comité de vérification du Universal Energy Group ainsi que membre du conseil à titre consultatif au sein de nombreuses sociétés fermées. De 1991 à 2005, M. Tissenbaum était associé d'Ernst & Young s.r.l./S.E.N.C.R.L., où il a agi en qualité de directeur, Commerce de détail et produits de consommation, de 1996 à 2000, et d'associé directeur du Toronto Midtown Office, de 1991 à 1996. M. Tissenbaum a obtenu son titre de comptable agréé du Québec en 1968 et de l'Ontario en 1974. Il est membre de l'Institut canadien des comptables agréés et de l'Institut des comptables agréés de l'Ontario.

Stephanie Victorian. Avant d'être nommée à titre de vice-présidente, Opérations cliniques de Northstar Acquisitions, Mme Victorian était associée fondatrice et vice-présidente de Palladium Management, Ltd. Elle était également coadministratrice du CCA Palladium et de River Oaks Pain Management, représentant l'entreprise en qualité de directrice, Protection des renseignements personnels et gestion des risques, rôle dans le cadre duquel elle était responsable de la gestion des ressources humaines et des programmes de gestion des dossiers médicaux. Avant de se joindre à Palladium Management, Ltd. en 2004, Mme Victorian a travaillé au Memorial Hermann Southwest Hospital à Houston, où elle a agi à titre de directrice des services cliniques auprès des groupes d'ORL, d'ophtalmologie, dentaire, de traitement de la douleur et de chirurgie plastique. Mme Victorian a reçu son baccalauréat ès sciences avec spécialisation en soins infirmiers de la Prairie View A&M University en 1995 et est membre de l'Association of Operation Room Nurses (AORN), de la Texas Ambulatory Surgery Center Society et de la Federated Ambulatory Surgery Association.

Victor Wells. M. Wells est un directeur d'entreprise. M. Wells est un administrateur de la Student Transportation of America Ltd. et de MagIndustries Corp. et est membre du AIG Excess Casualty Advisory Board. Il est également fiduciaire du Canada Cartage Diversified Income Fund. De juillet 2001 jusqu'à ce qu'il prenne sa retraite en mars 2006, M. Wells était vice-président, Finances et chef des services financiers du Chemtrade Logistics Income Fund. De 1998 à 2001, M. Wells était vice-président, Finances et chef des services financiers de la Tahera Diamond Corporation, société diamantifère inscrite à la cote de la TSX. M. Wells a obtenu son titre de comptable agréé auprès d'Ernst & Young s.r.l./S.E.N.C.R.L., à Toronto, et a été élu à titre de membre de l'Institute of Chartered Accountants of British Columbia en 1990 et de membre de l'Institut des comptables agréés de l'Ontario en 2006. M. Wells a obtenu son titre auprès de l'Institut des administrateurs de sociétés en 2007. M. Wells était anciennement le chef des services financiers de la Anvil Range Mining Corporation au moment où cette société a demandé la protection en vertu de la Loi sur les arrangements avec les créanciers des compagnies en 1998. Après ce dépôt, les services de M. Wells ont été retenus à titre de consultant en vue d'aider le séquestre judiciaire de la société.

RÉMUNÉRATION DE LA DIRECTION

Tableau sommaire de la rémunération

Le tableau ci-après présente un sommaire des arrangements relatifs à la rémunération annuelle et à long terme proposés en contrepartie de services qui doivent être rendus au cours de l'exercice 2007 de l'émetteur, en ce qui concerne le chef de la direction et le chef des services financiers de Northstar Acquisitions.

Nom et poste principal	Salaire ($)	Autre rémunération annuelle ($)[1]	Rémunération à long terme
DONALD L. KRAMER, M.D. .... Chef de la direction	225 000 $	• $	• $
KENNETH J. KLEIN .... Chef des services financiers et secrétaire général	140 000 $	• $	• $

Note :
1) Correspond à •.

Contrats d'emploi et ententes de non-concurrence

Aux termes des contrats d'emploi devant être conclus avec Northstar Acquisitions, chacun de MM. Kramer et Klein recevront un salaire annuel de base qui sera révisé chaque année et qui pourra être majoré au gré du conseil d'administration, ainsi qu'une prime, s'il y a lieu, tel que peut en décider le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

Le contrat d'emploi du Dr Kramer sera d'une durée initiale de trois ans et sera automatiquement renouvelable, à moins que l'une des parties ne soumette à l'autre un avis de non-renouvellement. Le contrat d'emploi de M. Klein aura une durée initiale de deux ans et sera automatiquement renouvelable, à moins que l'une des parties ne soumette à l'autre un avis de non-renouvellement. Sauf tel qu'il a été autrement approuvé par le conseil d'administration, le Dr Kramer conviendra avec Northstar Acquisitions que, aux termes de son contrat d'emploi, tant qu'il sera à l'emploi de Northstar Acquisitions et pendant une période se terminant au cinquième anniversaire de la date de clôture ou six mois suivant la cessation de son emploi, selon la plus tardive de ces deux dates, il ne sera pas autorisé à prendre un engagement, à avoir un intérêt financier, à fournir des services, à prêter de l'argent ou à garantir les obligations d'une personne qui exerce des activités qui font concurrence à tous égards importants aux activités, ou à une partie importante de celles-ci, qui sont menées par Northstar Acquisitions ou l'un des membres de son groupe à la date de la cessation de son emploi ou du non-renouvellement de son contrat d'emploi ou pendant les six mois précédant une telle cessation d'emploi ou un tel non-renouvellement de son contrat d'emploi, autrement que par la propriété d'un maximum de 5 % d'une catégorie de titres d'une entité cotée en bourse qui fait concurrence à Northstar Acquisitions.

Régime de rémunération à long terme

Suivant la clôture, Northstar Acquisitions adoptera un régime de rémunération à long terme (un « RRLT ») à l'intention des membres clés de la haute direction. L'objectif du RRLT est de fournir aux participants admissibles des occasions de rémunération qui augmenteront la capacité de Northstar Acquisitions à attirer, à retenir et à motiver son personnel clé et de récompenser les membres du personnel clés pour leur excellent rendement relativement aux services non médicaux. Aux termes du RRLT, Northstar Acquisitions mettra sur pied un ensemble de fonds en fonction de l'excédent (l'« excédent ») de l'encaisse disponible de l'émetteur aux fins du versement de dividendes sur les actions ordinaires (sans tenir compte des réserves pour les dépenses en capital ni des réserves pour les baux ou les emprunts de matériel) par rapport au seuil annuel de base devant être établi par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

Le RRLT sera géré par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, lequel déterminera à l'occasion : (i) qui sont les participants au RRLT; (ii) le niveau de participation de chaque participant; (iii) le ou les moments où les actions ordinaires deviendront acquises pour chaque participant; et (iv) les rajustements nécessaires pour atteindre le montant cible.

Le RRLT prévoira des paiements en espèces qui pourront être obtenus en fonction des seuils suivants, en supposant que l'encaisse disponible aux fins du versement de dividendes excède le montant cible fixé par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur. À l'origine, le montant cible de l'encaisse disponible aux fins du versement de dividendes dans le cadre du RRLT correspondra à • $ CA par exercice. Cette cible pourra être rajustée par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, à l'occasion.

Pourcentage représentant l'excédent par rapport au montant cible	Pourcentage du surplus disponible à des fins d'attribution au titre du RRLT
5 % ou moins	0 %
Entre 5 % et 10 %	10 %
Entre 10 % et 15 %	15 %
15 % ou plus	20 %

Si un participant du RRLT cesse d'être un participant admissible aux termes du RRLT, les paiements non effectués au titre du RRLT seront immédiatement exigibles, à moins qu'un tel changement ne survienne par suite de la cessation d'emploi avec motif valable ou de la démission du participant (auquel cas, à moins que n'en décide autrement le comité de rémunération, des candidatures et de gouvernance d'entreprise, ces paiements seront frappés de déchéance).

Régime de droits à la plus-value des actions

Suivant la clôture, l'émetteur adoptera également un régime de droits à la plus-value des actions (un « régime de DPVA ») en vue de favoriser la réalisation des objectifs de rendement de l'émetteur, de veiller à ce que les intérêts des personnes clés soient liés au succès de l'émetteur et d'offrir des occasions de rémunération qui permettront d'attirer, de retenir et de motiver les membres de la haute direction et les administrateurs dont l'apport est essentiel au succès à long terme de Northstar. Aux termes du régime de DPVA, l'émetteur peut attribuer des droits à la plus-value des actions (les « DPVA ») aux membres de la haute direction de Northstar Acquisitions et aux membres du conseil d'administration. Le nombre maximal d'actions ordinaires sous-jacentes qui pourront être émises aux termes du régime de DPVA correspondra à 10 % des actions ordinaires émises et en circulation à la clôture, sous réserve de certains rajustements en cas de fractionnement, de regroupement ou de reclassification des actions ordinaires ou d'autres changements analogues apportés au capital-actions de l'émetteur.

Le régime de DPVA sera administré par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, qui pourra, à l'occasion et à son gré, attribuer des DPVA aux personnes admissibles, à un prix d'exercice fixe.

Un DPVA aura une durée maximale de dix ans. Le prix d'exercice d'un DPVA ne devra pas être inférieur au cours moyen pondéré des actions ordinaires à la TSX pour les cinq jours de négociation précédant immédiatement la date de leur octroi. Les DPVA seront acquis de la manière établie par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

À l'exercice d'un DPVA, le porteur recevra un paiement en espèces, des actions ordinaires ou une combinaison des deux dont la valeur sera équivalente à l'excédent du prix d'exercice du DPVA par rapport à la juste valeur marchande d'une action ordinaire à la date de l'exercice.

Dans l'éventualité où un porteur cesserait d'être une personne admissible aux termes du régime de DPVA, les DPVA qu'il détient prendront immédiatement fin, à moins que le comité de rémunération, des candidatures et de gouvernance d'entreprise n'en décide autrement.

Sous réserve de l'obtention des approbations des autorités de réglementation pertinentes, le comité de rémunération, des candidatures et de gouvernance d'entreprise peut, à son gré, accélérer la période d'acquisition et fixer un nouveau prix pour les DPVA.

Il a été proposé que, à la clôture, les DPVA visant • actions ordinaires seront émis aux membres de la haute direction de Northstar Acquisitions et aux membres du conseil d'administration, dans chaque cas au prix d'exercice de • $ CA l'action ordinaire.

Outre le RRLT et le régime de DPVA, le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur peut, à son gré, mettre en œuvre des arrangements relatifs à la rémunération supplémentaires afin de veiller à ce que les intérêts des personnes clés soient liés au succès de l'émetteur.

Protection d'assurance de l'émetteur et des entités liées et indemnisation

L'émetteur obtiendra ou fera en sorte que soit obtenue une police d'assurance à l'intention des administrateurs et des dirigeants de l'émetteur ainsi que des administrateurs, des gestionnaires et des dirigeants des filiales de l'émetteur, y compris de Northstar Acquisitions. La limite de responsabilité globale applicable aux administrateurs, aux gestionnaires et aux dirigeants assurés au titre de la police sera de • millions de dollars, incluant les frais de défense. Aux termes de la police, chaque entité bénéficiera d'une protection relative au remboursement, dans la mesure où elle aura versé une indemnité aux administrateurs, aux gestionnaires et aux dirigeants. La police comprendra une protection relative aux réclamations visant des titres, qui fournira une protection contre toute obligation juridique de payer des frais dans le cadre de toute réclamation visant des titres pouvant être formulée contre l'émetteur, Northstar Acquisitions et l'une ou l'autre de leurs filiales. La limite de responsabilité globale sera partagée entre l'émetteur, Northstar Acquisitions et l'une ou l'autre de leurs filiales ainsi que leurs administrateurs, gestionnaires et dirigeants respectifs, de sorte que la limite de responsabilité ne s'appliquera pas exclusivement à l'une ou l'autre des entités ou à leurs administrateurs, gestionnaires et dirigeants respectifs.

Les règlements administratifs de l'émetteur, la convention d'exploitation de Northstar Acquisitions ainsi que les conventions de société en commandite visant chacune des sociétés en commandite Northstar prévoient l'indemnisation obligatoire de leurs administrateurs, gestionnaires et dirigeants respectifs à l'égard de toute responsabilité et de tous frais engagés dans le cadre d'une poursuite intentée contre l'un ou l'autre d'entre eux qui serait liée à l'exécution de leurs fonctions, sous réserve de certaines restrictions.

EMPLOI DU PRODUIT

Northstar prévoit toucher un produit net tiré du placement de • $, déduction faite des frais payables par Northstar aux preneurs fermes et des frais estimatifs liés au présent placement payables par Northstar. Les frais totaux liés au présent placement estimés à • $ comprennent les frais que Northstar est obligé de rembourser aux preneurs fermes.

Northstar affectera ce produit net à l'acquisition indirecte de la totalité des parts de catégorie A d'Acquisitions, de la totalité des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions. La totalité des parts de catégorie B d'Acquisitions seront détenues par Ventures. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Acquisitions affectera le produit tiré de la vente de ses titres de participation à l'acquisition de la totalité des parts privilégiées de Subco et des parts de catégorie A de Subco. Se reporter à la rubrique intitulée « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

Northstar Subco affectera une tranche du produit à l'acquisition indirecte d'une participation de société en commandite de 55 %, en tenant compte de la participation de commandité, dans la société en commandite Palladium et d'une participation de société en commandite de 60 %, en tenant compte de la participation de commandité, dans la société en commandite Kirby. Le produit net que touchera l'émetteur par suite de la levée intégrale de l'option pour attributions excédentaires sera affecté à l'acquisition d'une participation supplémentaire dans la société en commandite Palladium, ce qui fera en sorte que Northstar Acquisitions détiendra une participation indirecte de 70 % dans la société en commandite Palladium. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».

L'ÉMETTEUR, NORTHSTAR ACQUISITIONS, NORTHSTAR SUBCO ET LES SOCIÉTÉS EN COMMANDITE NORTHSTAR

L'émetteur

L'émetteur est une société qui a été constituée sous le régime de la BCBCA le 16 mars 2007. Le siège social de l'émetteur est situé au 355 Burrard Street, bureau 1900, Vancouver (Colombie-Britannique). Le principal établissement de l'émetteur est situé au 250 Yonge Street, bureau 2400, Toronto (Ontario).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement, l'émetteur détiendra, directement ou indirectement, la totalité des parts privilégiées d'Acquisitions, des parts ordinaires d'Acquisitions et des parts de catégorie A d'Acquisitions. Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Northstar Acquisitions

Northstar Acquisitions est une société à responsabilité limitée du Delaware qui a remplacé une société en commandite du Texas mise sur pied en 2003. Le siège social de Northstar Acquisitions est situé au 1201 Orange Street, Wilmington (Delaware). Le principal établissement de Northstar Acquisitions est situé au 4120 Southwest Freeway, bureau 150, Houston (Texas).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement ainsi que celles envisagées dans les conventions d'achat de participations de société en commandite, Northstar Acquisitions détiendra directement la totalité des parts privilégiées de Subco et la totalité des parts de catégorie A de Subco, lesquelles représentent collectivement une participation à hauteur de • % dans Northstar Subco. Ventures détiendra la totalité des parts de catégorie B de Subco, lesquelles représentent une participation à hauteur de • % dans Northstar Subco. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Northstar Subco

Northstar Subco est une société à responsabilité limitée du Delaware. Le siège social de Northstar Subco est situé au 1201 Orange Street, Wilmington (Delaware). Le principal établissement de Northstar Subco est situé au 4120 Southwest Freeway, bureau 150, Houston (Texas).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement ainsi que celles envisagées dans les conventions d'achat de participations de société en commandite, Northstar Subco détiendra indirectement une participation de société en commandite à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 60 % dans la société en commandite Kirby. Ces participations indirectes comprennent la totalité de la participation de commandité dans chacune des sociétés en commandite Northstar. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Les sociétés en commandite Northstar

À la clôture, chaque société en commandite Northstar sera une société en commandite constituée sous le régime des lois de l'État du Texas. Le siège social et le principal établissement de chaque société en commandite Northstar sont comme suit : dans le cas de la société en commandite Palladium, le 4120 Southwest Freeway, 2e étage, Houston (Texas) et dans le cas de la société en commandite Kirby, le 9300 Kirby Drive, bureau 100, Houston (Texas).

Simultanément avec la clôture, chaque société en commandite Northstar sera réorganisée conformément à la convention d'investissement, aux conventions d'achat de participations de société en commandite et à la convention de société en commandite Northstar applicable. Northstar Subco acquerra indirectement une participation de société en commandite à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire à hauteur de 40 % dans la société en commandite Kirby. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Résumé

Bien que la structure du capital de Northstar Subco et de Northstar Acquisitions soit complexe, les retombées économiques pour Northstar et Ventures suivant la clôture du placement peuvent être résumées comme suit :

- Northstar, par le truchement de sa propriété directe et indirecte des parts ordinaires d'Acquisitions, des parts privilégiées d'Acquisitions et des parts de catégorie A d'Acquisitions, aura droit à (i) • % du bénéfice net réalisé et des distributions en espèces versées à l'égard du placement indirect de Northstar Subco dans les sociétés en commandite Northstar et des services de gestion fournis par Northstar Acquisitions aux sociétés en commandite Northstar et aux centres gérés; et à (ii) une participation avec droit de vote de • % dans Northstar Acquisitions, qui détiendra elle-même une participation avec droit de vote de • % dans Northstar Subco.

- Ventures, par le truchement de sa propriété des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco, aura droit à (i) • % du bénéfice net réalisé et des distributions en espèces versées dans le cadre du placement indirect de Northstar Subco dans les sociétés en commandite Northstar et des services de gestion fournis par Northstar Acquisitions aux sociétés en commandite Northstar et aux centres gérés; et à (ii) une participation avec droit de vote de • % dans chacune de Northstar Acquisitions et de Northstar Subco.

CONVENTION D'INVESTISSEMENT ET OPÉRATIONS CONNEXES

Convention d'investissement

Généralités

L'émetteur, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar GPco, Northstar LPco et Ventures concluront la convention d'investissement, qui doit être intervenue en date du prospectus définitif. Aux termes de la convention d'investissement, une série d'opérations seront entreprises et feront en sorte que l'émetteur fera indirectement l'acquisition, par le truchement de Northstar Holdco, des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions. Ventures conservera une participation dans Northstar Acquisitions par le truchement de sa propriété des parts de catégorie B d'Acquisitions. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Acquisitions détiendra la totalité des parts privilégiées de Subco ainsi que la totalité des parts de catégorie A de Subco. Ventures conservera une participation dans Northstar Subco par le truchement de sa propriété de la totalité des parts de catégorie B de Subco. « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

Northstar Subco fera ensuite indirectement l'acquisition, aux termes des conventions d'achat de participations de société en commandite, d'une participation indirecte de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation indirecte de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire de 60 % dans la société en commandite Kirby. Le texte qui suit constitue un résumé de certaines modalités de la convention d'investissement, lequel résumé ne prétend pas être exhaustif. On se reportera à la convention d'investissement pour obtenir la description complète de ces modalités ainsi que pour les consulter dans leur intégralité.

Engagements, déclarations, garanties et indemnités

La convention d'investissement comportera des engagements, des déclarations, des garanties ainsi que des indemnités connexes conjoints et individuels d'usage de Northstar Acquisitions, Northstar Subco, Northstar GPco et

Northstar LPco en faveur de l'émetteur se rapportant aux activités et aux affaires de chacune des sociétés en commandite Northstar. Les déclarations faites et les garanties données par Northstar Acquisitions, Northstar Subco, Northstar GPco et Northstar LPco se rapportant aux activités et aux affaires des sociétés en commandite Northstar dans la convention d'investissement seront, à tous égards importants, identiques à celles faites ou données par les médecins commanditaires dans la convention d'achat de participations de société en commandite. Se reporter à la rubrique « – Conventions d'achat de participations de société en commandite ».

Ventures fera également des déclarations et donnera également des garanties (et fournira des indemnités à l'égard de celles-ci) en ce qui concerne les activités et les affaires des sociétés en commandite Northstar. De telles déclarations et garanties seront, sous réserve de la connaissance que possède Ventures (après avoir mené une enquête raisonnable), et seront par ailleurs, à tous égards importants, identiques à celles faites ou données par les médecins commanditaires dans les conventions d'achat de participations de société en commandite. Ventures sera uniquement tenue responsable des déclarations et des garanties se rapportant aux activités et aux affaires des sociétés en commandite Northstar après qu'un recours complet, attentif et définitif ait été exercé par les médecins commanditaires aux termes de la convention d'achat de participations de société en commandite pertinente. La responsabilité maximale de Ventures aux termes des indemnités versées à l'égard des déclarations, des garanties et des engagements de l'entreprise sera assujettie à une franchise unique de 500 000 $ et sera fixée à 10 millions de dollars; toutefois, tous les montants payables aux termes de celle-ci devront être inclus dans le calcul de la limite et de la franchise au titre de l'indemnité de Ventures relative à la déclaration faite dans le prospectus, tel qu'il est décrit ci-après. De telles déclarations et garanties demeureront généralement en vigueur pendant une période de 24 mois à compter de la clôture (sauf en ce qui concerne certaines questions, telles que les questions liées au titre ainsi que les questions y afférentes, qui demeureront en vigueur indéfiniment, et certaines autres questions, telles que les questions d'ordre fiscal, qui demeureront en vigueur pendant la durée des périodes de restriction applicables). Aux termes de la convention d'investissement, Ventures conviendra de ne pas faire concurrence à l'émetteur ni à ses filiales dans le secteur des CCA dans l'État du Texas pendant une période de cinq ans.

La convention d'investissement comprendra également une déclaration faite par Ventures selon laquelle, au mieux de ses connaissances et après avoir mené une enquête raisonnable, il n'existe aucune déclaration fausse ou trompeuse connue (au sens attribué à ce terme dans la *Loi sur les valeurs mobilières* (Ontario)), dans le prospectus. Ventures versera à l'émetteur une indemnité à l'égard de tout manquement à une telle déclaration. L'indemnité relative à la déclaration faite dans le prospectus sera assujettie à une franchise de 500 000 $ et sera fixée à un montant maximal correspondant à la somme (i) du produit en espèces net reçu par Ventures à la clôture et (ii) de la valeur des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco détenues par Ventures à l'occasion. Tout produit en espèces reçu par Ventures par suite d'un transfert, de la vente ou du rachat de parts de catégorie B d'Acquisitions ou de parts de catégorie B de Subco sera retenu par Ventures et ne sera pas distribué à ses associés avant la fin de la période de maintien en vigueur de la déclaration faite dans le prospectus. L'indemnité à l'égard de la déclaration faite dans le prospectus demeurera en vigueur pendant une période de 36 mois et 60 jours à compter de la clôture.

En aucun cas un associé de Ventures ne pourra-t-il être tenu personnellement responsable aux termes des indemnités prévues dans la convention d'investissement et les parties indemnisées devront s'en remettre uniquement aux éléments d'actifs de Ventures, et non à ceux de l'un ses associés (qu'il s'agisse d'un commanditaire ou d'un commandité), pour satisfaire aux obligations aux termes de ces indemnités.

Seul l'émetteur est autorisé à présenter une réclamation ou à intenter une poursuite pour représentation fausse ou trompeuse ou pour rupture de contrat aux termes de la convention d'investissement. Les acquéreurs d'actions ordinaires ne posséderont aucun droit de résolution direct contre une filiale de l'émetteur à l'égard d'une déclaration fausse ou trompeuse faite dans le prospectus et posséderont uniquement un droit de résolution contre Ventures (en plus de l'émetteur et des preneurs fermes), étant donné que Ventures est considéré comme un promoteur en vertu de la législation en valeurs mobilières canadienne applicable. Se reporter à la rubrique « Droits de résolution et sanctions civiles ».

Conditions relatives à la clôture

Le placement indirect de l'émetteur dans Northstar Subco, de même que le placement indirect de Northstar Subco dans les sociétés en commandite Northstar seront conditionnels à la réalisation du présent placement et des

opérations dont il est question dans la convention d'investissement et les conventions d'achat de participations de société en commandite.

Conventions d'achat de participations de société en commandite

Généralités

En ce qui concerne chacune des sociétés en commandite Northstar, Northstar LPco, Northstar GPco et les médecins commanditaires de ces sociétés en commandite Northstar sont parties à une convention d'achat de participations de société en commandite prévoyant l'acquisition par Northstar LPco et Northstar GPco d'une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire de 40 % dans la société en commandite Kirby. Le texte qui suit est un résumé de certaines modalités des conventions d'achat de participations de société en commandite, lequel résumé ne prétend pas être exhaustif.

Déclarations, garanties et indemnités

Chaque convention d'achat de participations de société en commandite contient des déclarations faites et des garanties données par les médecins commanditaires vendeurs de la société en commandite Northstar pertinente en faveur de Northstar GPco et de Northstar LPco. Ces déclarations demeureront généralement en vigueur pendant deux ans suivant la clôture (sauf en ce qui concerne certaines questions, telles que les titres et les questions y afférentes, qui demeureront en vigueur indéfiniment, et sauf en ce qui concerne certaines autres questions, comme les questions d'ordre fiscal qui demeureront en vigueur pendant la durée des périodes de restrictions applicables).

La responsabilité maximale qui incombe à chaque médecin commanditaire aux termes de la convention d'achat de participations de société en commandite se limitera généralement au prix d'achat payé à ce médecin commanditaire à l'égard de sa ou ses participations de société en commandite, plus les frais et les dépenses engagés par Northstar GPco et Northstar LPco dans le cadre de tout litige ou de tout règlement lié à la demande d'indemnisation en question.

Engagement de non-concurrence

Les médecins commanditaires vendeurs de chaque CCA de Northstar se sont engagés, au cours de la période de cinq ans suivant la clôture, à ne pas, directement ou indirectement (autrement qu'en qualité d'employé du Baylor College of Medicine ou du Methodist Hospital), détenir ou financer toute entreprise, exercer un contrôle sur toute entreprise ou participer aux bénéfices ou aux recettes de toute entreprise qui fait concurrence à un CCA de Northstar situé dans la zone qui correspond à la région la plus étendue dont les limites se situent (i) à l'intérieur d'un rayon de 30 milles d'un CCA dans lequel Northstar GPco et Northstar LPco possèdent collectivement une participation directe ou indirecte de 50 % ou plus; ou (ii) 25 milles à l'extérieur du périmètre de la ville de Houston. En dépit de ce qui précède, on ne pourra empêcher un médecin commanditaire de pratiquer une chirurgie dans une autre installation ou d'autrement pratiquer la médecine dans une clinique privée qui peut faire appel aux services d'une telle installation concurrentielle.

Entiercement

Les médecins commanditaires vendeurs investiront environ 18 millions de dollars dans des comptes sous entiercement détenus dans deux institutions financières du Texas. Ces fonds garantiront une partie des obligations d'indemnisation de ce médecin commanditaire vendeur en ce qui concerne les déclarations qu'il a faites et les garanties qu'il a données en faveur de Northstar LPco et de Northstar GPco. Chacun des médecins commanditaires vendeur aura le droit de gérer le placement de ses fonds entiercés, et pourra effectuer un retrait annuel correspondant à un maximum de 40 % de l'augmentation cumulative de la valeur de ses fonds entiercés enregistrée dans les années antérieures. Les fonds entiercés seront libérés pour chaque médecin commanditaire vendeur sur une période de quatre ans, 15 %, 25 %, 30 % et 30 % des fonds étant libérés de leur entiercement à la fin des années un à quatre,

respectivement. Les fonds entiercés d'un médecin commanditaire seront entièrement libérés advenant son décès ou son invalidité et seront frappés de déchéance si le médecin commanditaire prend sa retraite avant que les fonds n'aient été libérés.

Conditions relatives à la clôture

Le placement réalisé par Northstar GPco et Northstar LPco dans les sociétés en commandite Northstar sera conditionnel, entre autres, à la réalisation du présent placement.

STRUCTURE POSTÉRIEURE À LA CLÔTURE

Le diagramme ci-dessous illustre la structure de la propriété de l'émetteur à la réalisation du placement ainsi que des opérations dont il est question dans la convention d'investissement et dans les conventions d'achat de participations de société en commandite. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».



INVESTISSEURS PUBLICS
100 % d'actions ordinaires
Northstar Healthcare Inc. (Colombie-Britannique)
100 % de parts de catégorie A d'Acquisitions
100 % d'actions ordinaires
Northstar Healthcare Holdings, Inc. (Delaware)
100 % de parts ordinaires d'Acquisitions et 100 % de parts privilégiées d'Acquisitions
Healthcare Ventures, Ltd. (Texas)
Northstar Healthcare Acquisitions, L.L.C. (Delaware)
100 % de parts de catégorie B d'Acquisitions
100 % de parts de catégorie A de Subco et 100 % de parts privilégiées de Subco
100 % de parts de catégorie B de Subco
Northstar Healthcare Subco, L.L.C. (Delaware)
Convention de gestion
participation de 55 %
participation de 60 %
The Palladium for Surgery – Houston LP (Texas)
Medical Ambulatory Surgical Suites, LP (Texas)
River Oaks Pain Clinic
The Palladium for Surgery – Dallas

7) Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».
8) Propriété indirecte qui comprend la participation de commandité.
9) En supposant que l'option pour attributions excédentaires est levée intégralement, il s'agirait d'une participation de 70 %.
10) La participation restante de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) est détenue par les médecins commanditaires.
11) La participation restante de 40 % est détenue par les médecins commanditaires.
12) Northstar possède un droit de premier refus sur toute vente future de The Palladium for Surgery – Dallas.

PARTICIPATION RETENUE

Après la clôture, Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Chaque part de catégorie B d'Acquisitions donne à Ventures le droit de recevoir de Northstar Acquisitions • distributions en espèces équivalant à un pourcentage déterminé des revenus bruts de Northstar Acquisitions provenant des honoraires de gestion (y compris les honoraires de gestion touchés pour des services fournis dans le cadre de la convention de gestion et de partage des coûts et pour des services fournis à d'autres clients de Northstar Acquisitions), devant être payés après que toutes les distributions ont été versées aux porteurs des parts privilégiées et des parts de catégorie A d'Acquisitions. Le pourcentage déterminé sera de • % à la clôture et diminuera si Ventures cède des parts de catégorie B d'Acquisitions en vertu du droit de négociation décrit ci-dessous.

Après la clôture, Ventures détiendra également la totalité des parts de catégorie B de Subco. Chaque part de catégorie B de Subco donne le droit à Ventures de recevoir des distributions de Northstar Subco, après le règlement des droits antérieurs des parts privilégiées de Subco, au prorata, aux porteurs de parts de catégorie B de Subco, sous réserve de certains arrangements en matière de report des distributions. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et la société en commandite Northstar » et « Northstar Subco – Report des distributions ».

Événements relatifs au rachat

Droit de négociation

La convention d'exploitation de Northstar Subco stipulera que les porteurs de parts de catégorie B de Subco ont le droit (le « droit de négociation »), pouvant être exercé à tout moment après le premier anniversaire de la clôture (mais pas plus d'une fois par semestre) de demander par écrit (une « demande ») que Northstar Subco entreprenne des négociations de bonne foi avec le porteur en question afin d'acheter aux fins d'annulation la totalité ou une partie des parts de catégorie B de Subco détenues par ce porteur. Le prix payé pour les parts de catégorie B de Subco correspondra à leur juste valeur marchande, majorée de la juste valeur marchande du nombre correspondant de parts de catégorie A d'Acquisitions. Sur réception d'une demande d'un porteur de parts de catégorie B de Subco, Northstar Subco devra, dans la mesure du possible, négocier l'achat des parts de catégorie B de Subco visées. Le droit de négociation ne peut être exercé que si, au moment de l'exercice, Northstar Subco n'est pas en situation de défaut relativement à une facilité de crédit ou à toute garantie ou indemnisation donnée par celle-ci.

Date de majoration

Si (i) dans les 60 jours suivant la réception d'une demande, Northstar Subco n'a pas fait son possible pour négocier l'achat aux fins d'annulation des parts de catégorie B de Subco visées; ou (ii) dans les 60 jours suivant la réception d'une demande, Northstar Subco a fait son possible pour négocier l'achat des parts de catégorie B de Subco mais Northstar Subco et le porteur n'ont pu s'entendre sur le prix d'achat des parts de catégorie B de Subco; ou (iii) dans les 60 jours suivant la demande, Northstar Subco offre d'acheter les parts de catégorie B de Subco et cette offre est acceptée par Ventures, et que l'achat effectué dans le cadre de cette offre n'est pas réalisé dans les 90 jours de la demande pour une raison autre que l'incapacité d'agir pour Northstar Subco pour des raisons ayant trait aux lois sur les valeurs mobilières (le soixantième ou le quatre-vingt dixième jour en question, selon le cas, est désigné la « date de majoration »), Ventures aura le droit de recevoir une distribution majorée (au sens donné ci-dessous) à l'égard des parts de catégorie B de Subco qui sont visées par la demande.

Pour • se terminant après la date de majoration, un dividende supplémentaire (la « distribution majorée ») sera versé à Ventures sur ses parts de catégorie B de Subco selon un montant par part de catégorie B de Subco équivalant à 0,1 fois la distribution par part de catégorie A de Subco versée à Northstar Acquisitions au cours •. Pour ce qui est des parts de catégorie B de Subco, la distribution majorée sera multipliée par 0,1 à chaque trimestre d'exercice, jusqu'à concurrence de 0,5 fois (soit 150 %) le montant de la distribution qui serait autrement payable pour chaque part de catégorie B de Subco. La distribution majorée sera cumulative et payable •. La distribution majorée ne pourra être versée à Ventures qu'à l'égard de • où Northstar Subco a versé à Northstar Acquisitions des distributions sur les parts de catégorie A de Subco d'un montant moyen équivalant au montant le plus élevé entre • par part par • (soit le total du montant initial de • à la clôture du placement) et le montant de • versé au cours de • précédant le début de •.

Droit de rachat

La convention d'exploitation de Northstar Subco stipulera que Northstar Subco a le droit (le « droit de rachat »), pouvant être exercé à tout moment et à l'occasion après la date de majoration, et sous réserve des limites présentées ci-dessous, d'acheter aux fins d'annulation de Ventures la totalité ou une partie des parts de catégorie B de Subco qui sont visées par la distribution majorée. Le prix payé pour ces parts de catégorie B de Subco correspondra à leur juste valeur marchande, majorée de la juste valeur marchande du nombre correspondant de parts de catégorie B d'Acquisitions.

Suivant la remise d'un avis (l'« avis de rachat ») à Ventures demandant que celle-ci vende à Northstar Subco la totalité ou une partie de ses parts de catégorie B de Subco en vertu du droit de rachat (les parts de catégorie B de Subco visées étant désignées individuellement une « participation visée » et, collectivement, les « participations visées »), Ventures sera tenue de vendre à Northstar Subco les participations en question. Le rachat des participations visées aura lieu à la date qui sera déterminée dans l'avis de rachat de Northstar Subco (à condition que cette date ne soit pas antérieure au trentième jour suivant la réception par Ventures de l'avis de rachat).

La convention d'exploitation de Northstar Subco stipulera que le droit de rachat ne pourra être exercé que si, au moment de l'exercice, ni Northstar Subco, ni l'émetteur ou leurs filiales respectives ne sont en situation de défaut aux termes de la convention de rachat ou relativement à toute dette, sauf les dettes contractées envers des membres de leur groupe, ou seraient dans une situation de défaut par suite de l'exercice du droit de négociation et du rachat de parts s'y rapportant.

Le montant devant être versé par Northstar Subco pour l'achat de chaque participation visée conformément au droit de rachat correspondra à la juste valeur du marché de la participation visée au moment de l'achat, et devra être réglé en espèces.

La convention d'exploitation de Northstar Acquisitions stipulera que Northstar Acquisitions achètera aux fins d'annulation toutes les parts de catégorie B d'Acquisitions à leur valeur nominale à la date où toutes les parts de catégorie B de Subco en circulation auront été achetées aux fins d'annulation par Northstar Subco aux termes du droit de négociation ou du droit de rachat (le « droit de rachat d'Acquisitions »).

Tout achat de parts de catégorie B de Subco effectué par Northstar Subco aux fins d'annulation, y compris dans le cadre de l'exercice du droit de négociation par Ventures, ou l'exercice du droit de rachat par Northstar Subco, est désigné dans le prospectus un « événement relatif au rachat ».

STRUCTURE DU CAPITAL CONSOLIDÉ PRO FORMA

Le tableau ci-dessous fait état de la structure du capital consolidé pro forma de l'émetteur avant et après la prise d'effet du présent placement, mais avant l'exercice des options. Il faut lire ce tableau en parallèle avec les états financiers et les notes complémentaires aux états financiers inclus ailleurs dans le présent prospectus.

		En circulation au ● 2007	**Après la conclusion du placement**
Avoir des détenteurs de parts			
Actions ordinaires	....	10,00 $CAN (1 action ordinaire)	$CAN● (● actions ordinaires)
Total du capital		●	●

L'ÉMETTEUR

Capital actions

Après la prise d'effet du présent placement, le capital autorisé de l'émetteur sera composé d'un nombre illimité d'actions ordinaires. À la réalisation du présent placement, • actions ordinaires (• actions ordinaires dans l'hypothèse de la levée intégrale de l'option pour attribution excédentaire) seront émises et en circulation.

Le pouvoir d'attribuer et d'émettre des actions est conféré au conseil d'administration. Northstar peut à l'occasion modifier ses statuts pour ajouter, modifier ou supprimer toute disposition figurant, ou pouvant figurer en vertu de la BCBCA, dans ses statuts, notamment aux fins suivantes : (i) la création de nouvelles catégories d'actions; (ii) le changement de désignation de la totalité ou d'une partie de ses actions; (iii) l'ajout, la modification ou la suppression de tout droit, privilège, restriction ou condition, y compris le droit de recevoir des dividendes accumulés, sur la totalité ou une partie de ses actions, soit émises, soit non émises; et (iv) l'échange d'actions de toute catégorie ou série, qu'elles soient émises ou non émises, contre un nombre différent d'actions de la même catégorie ou série, ou contre le même nombre ou un nombre différent d'actions d'autres catégories ou séries. Les porteurs d'actions d'une catégorie donnée ont le droit de voter séparément en tant que catégorie sur une proposition visant à modifier les statuts, notamment pour ajouter, supprimer ou modifier des droits, des privilèges, des restrictions ou des conditions rattachées aux actions de la catégorie en question. Les modifications des statuts susmentionnés doivent être autorisées par voie de résolution spéciale des actionnaires détenant au moins 66⅔ % des actions ordinaires en circulation.

Droit de vote

Chaque action ordinaire confèrera un droit de vote relativement à toutes les questions devant être soumises au vote à une assemblée des actionnaires. En règle générale, en vertu de la BCBCA, les porteurs des actions d'une catégorie ont le droit d'exercer leurs droits de vote en tant que catégorie, que cette catégorie confère ou non par ailleurs le droit de voter, dans certains cas, notamment à l'égard de propositions visant à modifier les statuts pour ajouter, modifier ou supprimer les droits, privilèges, restrictions ou conditions rattachées aux actions de cette catégorie, ou pour augmenter les droits ou privilèges de toute catégorie d'actions conférant des droits ou des privilèges équivalents ou supérieurs aux actions de cette catégorie. En outre, les porteurs d'actions d'une catégorie ont le droit d'exercer leurs droits de vote, que cette catégorie confère ou non par ailleurs des droits de vote, à l'égard d'une convention de fusion, d'une opération de prorogation ou d'éviction, ou dans le cas de la vente, de la location ou de l'échange de la totalité ou de la presque totalité des biens de l'émetteur hors du cours normal de ses activités.

Dividendes

Les porteurs d'actions ordinaires auront le droit de recevoir des dividendes et l'émetteur devra payer les dividendes sur ces actions, sous réserve de la déclaration par les administrateurs, à même les sommes d'argent de l'émetteur dûment affectables au paiement des dividendes, selon le montant et la forme que le conseil d'administration peut déterminer de temps à autre, et tous les dividendes que les administrateurs pourraient déclarer sur les actions ordinaires seront déclarés et payés selon des montants par action identiques sur toutes les actions ordinaires en circulation à ce moment.

Liquidation

Advenant la dissolution ou la liquidation volontaire ou involontaire de l'émetteur, ou toute autre distribution des éléments d'actif de l'émetteur à ses actionnaires aux fins de liquidation de ses affaires, sous réserve des droits préalables des actions de rang supérieur aux actions ordinaires en ce qui a trait à la priorité dans la distribution des éléments d'actif à la dissolution ou la liquidation, les porteurs d'actions ordinaires auront le droit de recevoir les biens et les éléments d'actif restants de l'émetteur.

Politique en matière de dividendes

La politique en matière de dividende de l'émetteur, dans sa forme actuelle, vise un dividende annuel d'environ • $ CA par action ordinaire. L'émetteur versera des dividendes sur les actions ordinaires (s'il en est)

le • de chaque • (ou le jour ouvrable suivant, si ce jour n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du • précédent, à partir du • 2007 (le premier jour ouvrable après le •).

Le conseil d'administration peut, à son gré, modifier ou révoquer la politique en matière de dividendes actuelle de l'émetteur. Rien ne garantit que les dividendes versés par l'émetteur (s'il en est) correspondront aux sommes prévues. Dans l'hypothèse où les dividendes versés par l'émetteur sur les actions ordinaires correspondraient au montant prévu par la politique en matière de dividendes actuelle, l'épargnant recevrait, au total, des dividendes d'environ • $ CA par année par action ordinaire.

Administration

L'émetteur gèrera directement ses obligations en matière de présentation de rapport et ses autres obligations relatives à son statut d'émetteur, avec la collaboration de Northstar Acquisitions, au besoin.

NORTHSTAR HOLDCO

Capital-actions

Northstar Holdco est une société du Delaware. Le capital autorisé de Northstar Holdco est composé d'un nombre illimité d'actions ordinaires. À la clôture du présent placement et des opérations envisagées aux termes de la convention d'investissement et des conventions d'achat de participations de société en commandite, la totalité des actions ordinaires de Northstar Holdco seront détenues par l'émetteur.

Politique en matière de distribution

À la clôture, le conseil des gestionnaires de Northstar Holdco adoptera une politique en matière de dividende aux termes de laquelle Northstar Acquisitions distribuera la totalité de l'encaisse disponible dans toute la mesure possible, à l'émetteur, sous réserve des lois applicables, au moyen de distributions • après avoir acquitté (i) ses obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; et (ii) ses obligations à l'égard d'autres frais, y compris des frais administratifs, des retenues et autres impôts applicables.

NORTHSTAR ACQUISITIONS

Capital-actions

Northstar Acquisitions est une société à responsabilité limitée du Delaware. Le capital autorisé de Northstar Acquisitions est composé d'un nombre illimité de parts privilégiées d'Acquisitions, de parts de catégorie A d'Acquisitions, de parts de catégorie B d'Acquisitions et de parts ordinaires d'Acquisitions. À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », la totalité des parts de catégorie A d'Acquisitions seront détenues par l'émetteur, et la totalité des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions seront détenues par Northstar Holdco. À la clôture, la totalité des parts de catégorie B d'Acquisitions seront détenues par Ventures.

Les parts privilégiées d'Acquisitions (i) seront sans droit de vote; (ii) conféreront un droit de distributions préférentiel d'un montant correspondant aux frais d'exploitation encourus par Northstar Holdco et l'émetteur, et (iii) conféreront à la liquidation le droit au remboursement du capital contribué pour acquérir les parts privilégiées d'Acquisitions, en priorité sur les droits à la liquidation des parts de catégorie A d'Acquisitions, des parts de catégorie B d'Acquisitions et des parts ordinaires d'Acquisitions.

Les parts de catégorie A d'Acquisitions (i) seront sans droit de vote, sauf dans la mesure requise par la loi applicable, (ii) porteront un dividende fixe, cumulatif préférentiel • d'un montant de • % par •, après que les distributions ont été versées aux porteurs des parts privilégiées d'Acquisitions, et (iii) conféreront au porteur à la

liquidation le droit au remboursement du capital contribué pour acquérir les parts de catégorie A d'Acquisitions, en priorité sur les parts de catégorie B d'Acquisitions et les parts privilégiées d'Acquisitions.

Aux termes de la convention de rachat, l'émetteur achètera des parts de catégorie A d'Acquisitions de Northstar Holdco moyennant • millions de dollars. Northstar Holdco sera tenu de racheter les parts de catégorie A d'Acquisitions de l'émetteur pour un montant faisant en sorte que l'émetteur réalise un taux de rendement interne de • % par année sur le prix d'achat des parts de catégorie A d'Acquisitions (le « prix de rachat »). Northstar Holdco doit racheter les parts de catégorie A d'Acquisitions au douzième anniversaire suivant l'achat des parts de catégorie A d'Acquisitions par l'émetteur. En outre, Northstar Acquisitions fournira une garantie sans sûreté (la « garantie ») à l'émetteur pour soutenir les obligations de Northstar Holdco aux termes de la convention de rachat.

Les parts de catégorie B d'Acquisitions (i) seront avec droit de vote, (ii) conféreront le droit à une distribution • correspondant à un pourcentage précisé des revenus bruts provenant des honoraires de gestion de Northstar Acquisitions (y compris les honoraires de gestion tirés de services rendus à des sociétés en commandite Northstar aux termes de la convention de gestion et de partage des coûts et aux autres clients de Northstar Acquisitions), payables après que les distributions ont été versées aux porteurs des parts privilégiées d'Acquisitions et des parts de catégorie A d'Acquisitions, ce pourcentage précisé correspondra au nombre de parts de catégorie B de Subco détenues par Ventures à ce moment, divisé par 1 000, et (iii) conféreront au porteur à la liquidation le droit au remboursement du capital contribué pour acquérir les parts de catégorie B d'Acquisitions. Ainsi, au rachat ou au remboursement des parts de catégorie B de Subco, l'intérêt économique de Ventures dans Northstar Acquisitions sera réduit en conséquence.

Les parts ordinaires d'Acquisitions (i) seront avec droit de vote, (ii) conféreront le droit à une distribution • correspondant à l'encaisse restante (déduction faite de la distribution devant être versée aux porteurs de parts de catégorie B d'Acquisitions), (iii) seront payables après que la totalité des distributions ont été versées aux porteurs de parts privilégiées d'Acquisitions et de parts de catégorie A d'Acquisitions, et (iv) conféreront au porteur de celles-ci le droit à la totalité des éléments d'actif restants de Northstar Acquisitions à la liquidation.

Politique en matière de distribution

À la clôture, le conseil des gestionnaires de Northstar Acquisitions adoptera une politique en matière de dividende aux termes de laquelle Northstar Acquisitions distribuera la totalité de l'encaisse disponible dans toute la mesure possible, proportionnellement à Ventures (dans les limites de son droit à un pourcentage précisé des revenus bruts provenant des honoraires de gestion de Northstar Acquisitions aux termes des parts de catégorie B d'Acquisitions) et à Northstar Holdco, sous réserve de la loi applicable, au moyen de distributions • après avoir acquitté (i) les obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; (ii) les obligations à l'égard des autres frais, y compris les frais administratifs, et les retenues et autres impôts applicables; et (iii) les dividendes privilégiés sur les parts privilégiées d'Acquisitions à Northstar Holdco et sur les parts de catégorie A d'Acquisitions à l'émetteur

Convention d'exploitation

La convention d'exploitation de Northstar Acquisitions énoncera les modalités et attributs des parts privilégiées d'Acquisitions, des parts de catégorie A d'Acquisitions, des parts de catégorie B d'Acquisitions et des parts ordinaires d'Acquisitions. Se reporter à la rubrique « – Capital-actions ». La convention d'exploitation de Northstar Acquisitions contiendra également les dispositions suivantes, dont le résumé ne se veut pas complet :

Droits de préemption

La convention d'exploitation de Northstar Acquisitions prévoira que, tant que Ventures détient une participation de 5 % dans Northstar Acquisitions, celle-ci aura le droit de maintenir sa quote-part de propriété de Northstar Acquisitions dans le cas où Northstar Acquisitions décide d'émettre des participations à titre de membre supplémentaires, sous réserve de certaines exceptions. Si Ventures exerce ce droit de préemption, il aura le droit de participer à l'émission des participations à titre de membre dans Northstar Acquisitions, au prix le plus favorable et

selon des modalités aussi favorables que ceux des titres applicables offerts à des tiers. Ventures peut renoncer à ce droit de préemption.

Transférabilité

Les parts de catégorie B d'Acquisitions détenues par Ventures peuvent être transférées, si : (i) 100 % des parts de catégorie B d'Acquisitions sont transférées; (ii) Ventures offre en premier ses parts de catégorie B d'Acquisitions à Northstar Holdco, qui devra avoir 30 jours pour exercer un droit de premier refus; et (iii) le cessionnaire convient d'être lié par la convention d'exploitation de Northstar Acquisitions.

Droits de suite

La convention d'exploitation de Northstar Acquisitions prévoira également que, à la clôture ou après celle-ci, si une personne offre d'acheter, directement ou indirectement, plus de 20 % des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions aux termes d'une convention avec Holdco ou, dans le cas d'un achat indirect, aux termes d'une offre publique d'achat non dispensée pour l'émetteur par laquelle l'émetteur propose de conclure une convention de soutien avec cette personne, alors une telle convention ou une convention de soutien prévoira comme condition que cette personne offrira d'acheter au prorata une portion des parts de catégorie B d'Acquisitions, selon les mêmes modalités et sous réserve des mêmes conditions que celles applicables à l'achat direct ou indirect des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions, selon le cas, selon les modalités établies dans la convention d'exploitation de Northstar Acquisitions. Il est précisé qu'une offre d'achat d'actions ordinaires doit être considérée comme une offre indirecte d'acheter cette portion des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions détenue directement ou indirectement par l'émetteur correspondant à la portion d'actions ordinaires visée par l'offre.

Droits de vente forcée

La convention d'exploitation de Northstar Acquisitions prévoira également que, à tout moment après la clôture, si requis par Northstar Holdco dans le cadre de la vente par Northstar Holdco de plus de 10 % de ses parts de catégorie A d'Acquisitions, Ventures vendra ses parts de catégorie B d'Acquisitions dans Northstar Acquisitions au prorata selon les mêmes modalités et sous réserve des mêmes conditions que celles applicables à la vente de la totalité de ses parts de catégorie A d'Acquisitions par Northstar Holdco.

Traitement égal

Sans l'approbation préalable de Ventures, Northstar Acquisitions ne doit pas racheter, échanger ou autrement conclure un transfert des parts de catégorie B d'Acquisitions (autrement qu'aux termes du droit de rachat ou du droit de négociation), à moins que les porteurs de parts de catégorie A d'Acquisitions soient traités également.

Locaux

Northstar Acquisitions maintiendra un bureau administratif distinct et séparé du CCA Palladium au 4120 Southwest Freeway, bureau 150, Houston, Texas. L'installation de 5 310 pieds carrés est louée d'un tiers selon un prix de location de base rajusté annuellement et un taux de location moyen de 11 606,78 $ par mois, augmentant à un prix de location de base de 13 859 $ par mois au cours de la dernière année de la location. La location devrait commencer vers le 15 avril 2007 et expirer en février 2014, et comporte deux options de renouvellement pour cinq ans.

NORTHSTAR SUBCO

Capital-actions

Northstar Subco est une société à responsabilité limitée du Delaware. Le capital autorisé de Northstar Subco sera composé d'un nombre illimité de parts privilégiées de Subco, de parts de catégorie A de Subco et de parts de catégorie B de Subco. À la clôture du présent placement et des opérations envisagées à la rubrique « Convention

d'investissement et opérations connexes », la totalité des parts de catégorie A de Subco et des parts privilégiées de Subco seront détenues par Northstar Acquisitions. Ventures détiendra la totalité des parts de catégorie B de Subco. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et sociétés en commandite Northstar ».

Les parts privilégiées de Subco (i) seront sans droit de vote, (ii) conféreront un droit de distributions préférentiel d'un montant correspondant aux frais d'exploitation encourus par Northstar Acquisitions, par Northstar Holdco et par l'émetteur, et (iii) conféreront à la liquidation le droit au remboursement du capital contribué pour acquérir les parts privilégiées de Subco, en priorité sur les droits de liquidation des parts de catégorie A de Subco et des parts de catégorie B de Subco.

Les parts de catégorie A de Subco (i) seront avec droit de vote, (ii) conféreront le droit à des distributions discrétionnaires égales à celles des porteurs de parts de catégorie B de Subco après que la totalité des distributions préférentielles ont été versées aux porteurs de parts privilégiées de Subco, et (iii) à la liquidation, conféreront le droit de recevoir les éléments d'actif restants de Northstar Subco après le paiement des distributions préférentielles, un tel droit sera au même rang que les droits à la liquidation des parts de catégorie B de Subco.

Les parts de catégorie B de Subco (i) seront avec droit de vote, (ii) conféreront le droit à 0,001 % par part de catégorie B de Subco de l'encaisse disponible globale devant être distribuée après le règlement des droits antérieurs aux porteurs de parts privilégiées de Subco, au même rang que les porteurs de parts de catégorie A de Subco, à l'exception de ce qui est prévu ci-dessous à la sous-rubrique « Report des distributions » ci-après, et (iii) à la liquidation, confèrent le droit de recevoir 0,001 % par part de catégorie B de Subco des éléments d'actif de Subco devant être distribués aux porteurs de parts de catégorie A de Subco et de parts de catégorie B de Subco, ce droit doit être au même rang que les droits de liquidation des parts de catégorie A de Subco, et (iv) confèrent le droit à un « droit de négociation » tel qu'il est décrit à la rubrique « Participation retenue ».

Politique en matière de distribution

À la clôture, le conseil des gestionnaires de Northstar Subco adoptera une politique en matière de dividende aux termes de laquelle Northstar Subco distribuera la totalité l'encaisse disponible à Northstar Acquisitions et à Ventures conformément avec leurs détentions proportionnelles de parts de catégorie A de Subco et de parts de catégorie B de Subco, dans toute la mesure possible, sous réserve de la loi applicable, au moyen de distributions • après avoir acquitté (i) les obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; (ii) les obligations à l'égard d'autres frais, y compris des frais administratifs, des retenues et autres impôts applicables; (iii) la distribution privilégiée dues sur les parts privilégiées de Subco; et (iv) les arrangements relatifs au report des distributions décrits ci-dessous. Se reporter à la sous-rubrique « Report des distributions ».

Convention d'exploitation

La convention d'exploitation de Northstar Subco établira les modalités et les attributs des parts privilégiées de Subco, des parts de catégorie A de Subco et des parts de catégorie B de Subco. Se reporter à la rubrique « - Capital-actions ». En outre, la convention d'exploitation de Northstar Subco prévoira que Northstar Subco recevra des déductions supplémentaires à la suite de l'augmentation des coûts aux fins d'impôt des éléments d'actif sous-jacents de Northstar Subco causés par l'achat d'une participation directe ou indirecte dans les sociétés en commandite Northstar. De plus, Ventures recevra un revenu ou un gain qui est fondé sur la différence entre la part attribuable à Ventures de l'assiette fiscale aux fins de l'impôt sur le revenu fédéral américain des éléments d'actif de Northstar Subco avant la date de clôture et leur juste valeur marchande convenue établie à la date de clôture.

La convention d'exploitation de Northstar Subco contiendra des modalités substantiellement similaires à celles contenues dans la convention d'exploitation de Northstar Acquisitions à l'égard des droits de préemption, des restrictions sur les transferts, des droits de suite, des droits de vente forcée et du traitement égal.

Report des distributions

La convention d'exploitation de Northstar Subco prévoira également que jusqu'au 31 décembre 2010 ou une augmentation annoncée des dividendes • par l'émetteur, selon le plus tôt à survenir, si l'encaisse disponible de l'émetteur pour payer les dividendes pour • est inférieure à 110 % de la totalité du dividende • initial total, les distributions de Ventures provenant de Northstar Subco devront être reportées par le manque à gagner.

Ventures doit recevoir ses distributions reportées accumulées à l'occasion dans la mesure où l'encaisse en retard de 12 mois disponible pour les dividendes est supérieure à 110 % de la totalité du dividende • initial total.

LES SOCIÉTÉS EN COMMANDITE NORTHSTAR

Chaque société en commandite Northstar est une société en commandite formée en vertu des lois du Texas.

Capital des sociétés en commandite Northstar

À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », Northstar Acquisitions détiendra une participation de société en commandite indirecte de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation de société en commandite indirecte de 60 % dans la société en commandite Kirby. Ces participations de société en commandite comprennent les participations de commandité dans chacune des sociétés en commandite Northstar.

Politique en matière de distribution

À la réalisation du placement, Northstar GPco adoptera une politique aux termes de laquelle chaque société en commandite Northstar distribuera son encaisse disponible dans toute la mesure possible, sous réserve de la loi applicable, au moyen de distributions • de ses participations de société en commandite à Northstar LPco, à Northstar GPco et aux médecins commanditaires après : (i) avoir acquitté ses obligations aux termes de la convention de gestion et de partage des coûts; (ii) avoir acquitté ses obligations à l'égard du service de la dette, le cas échéant, aux termes d'une facilité de crédit ou de facilités de crédit ou d'autres conventions avec des tiers; (iii) avoir acquitté ses obligations à l'égard d'autres frais; et (iv) avoir retenu un fonds de roulement raisonnable ou d'autres réserves, y compris des montants en compte de dépenses en immobilisations et autres montants qui peuvent être considérés appropriés par le comité de gestion, sous réserve de l'approbation préalable de Northstar Acquisitions dans certaines circonstances. Sous réserve de certaines limites et exceptions, chaque société en commandite Northstar, et les sociétés en commandite Northstar en tant que groupe, seront limitées quant au montant des dettes qui peuvent être contractées.

Conventions de société en commandite

À la clôture, les médecins commanditaires de chaque société en commandite Northstar, Northstar GPco et Northstar LPco concluront une convention de société en commandite à l'égard de leur société en commandite Northstar respective. Chaque convention de société en commandite contiendra substantiellement les mêmes modalités. Le texte qui suit est un résumé de certaines dispositions des conventions de société en commandite, dont le résumé ne se veut pas complet. Un renvoi est fait aux conventions de société en commandite Northstar pour une description complète et le texte intégral de leurs dispositions.

Gestion

La gestion de chacune des sociétés en commandite Northstar sera divisée en deux fonctions : (i) la gestion des questions d'ordre médical, qui seront gérées par le conseil médical; et (ii) la gestion des activités et de l'exploitation commerciale, qui seront gérées par Northstar GPco, en sa qualité de commandité de la société en commandite Northstar, avec commentaire du comité d'exploitation. Les médecins commanditaires de la société en commandite Palladium choisiront 45 % des membres du comité d'exploitation (30 % si l'option pour attributions excédentaires est levée intégralement) et Northstar GPco choisira le 55 % restant des membres (70 % si l'option pour

attributions excédentaires est levée intégralement). Les médecins commanditaires de la société en commandite Kirby choisiront 40 % des membres du comité d'exploitation et Northstar GPco choisira le 60 % restant des membres.

Certaines responsabilités de gestion pour chacune des sociétés en commandite Northstar seront exercées pour le compte de Northstar GPco par Northstar Acquisitions aux termes des modalités d'une convention de gestion et de partage des coûts. Aux termes d'une convention de mise en marché, Northstar Acquisitions aidera les sociétés en commandite Northstar respectives en fournissant des services de gestion, y compris la mise en marché, l'achat, la facturation et la collecte pour une rémunération de 5,5 % des revenus recouvrés nets mensuels de la société en commandite Northstar.

Conseil médical

Le conseil médical de chacun des CCA de Northstar sera composé de trois à cinq médecins commanditaires et sera responsable de mettre en place et de mettre en œuvre des politiques et des procédures concernant les questions d'ordre médical qui, en vertu de la loi, sont seulement du ressort des chirurgiens. Un représentant de Northstar GPco aura le droit de participer aux assemblées des conseils médicaux à titre d'observateur sans droit de vote.

Comité d'exploitation

Chaque société en commandite Northstar doit mettre en place un comité d'exploitation afin de surveiller les affaires internes de chacun des CCA de Northstar qui ne sont pas autrement : (i) la responsabilité du conseil médical ou de Northstar GPco, ou (ii) prévues par les termes de la convention de gestion et de partage des coûts. Le comité d'exploitation de chaque société en commandite Northstar doit également fonctionner au moyen d'un véhicule par lequel les médecins commanditaires peuvent communiquer de façon officielle avec Northstar GPco. Le comité d'exploitation de chaque société en commandite Northstar doit être composé de cinq membres. Les médecins commanditaires de la société en commandite Palladium doivent choisir 45 % des membres du comité d'exploitation et Northstar GPco choisira 55 % des membres. Si l'option pour attributions excédentaires est levée, Northstar GPco aura le droit de choisir 70 % des membres du comité d'exploitation de la société en commandite Palladium. Les médecins commanditaires de la société en commandite Kirby devront choisir 40 % des membres du comité d'exploitation et Northstar GPco choisira 60 % des membres. Les membres du comité d'exploitation doivent exercer leurs fonctions pour la durée établie par le vote correspond au choix applicable et ces membres peuvent être révoqués à tout moment et sans motif par le vote des parties qui les ont ainsi choisis.

Distributions et attributions du revenu

L'encaisse disponible d'une société en commandite Northstar sera distribuée, et son revenu sera attribué, à l'occasion parmi Northstar LPco, Northstar GPco et les médecins commanditaires conformément au pourcentage de leur participation respective dans la société en commandite Northstar.

Vote majoritaire des médecins

Certaines mesures par les sociétés en commandite Northstar sont assujetties à un droit de veto par vote écrit de la majorité des participations des médecins commanditaires. Ces mesures incluent :

- la capacité de la société en commandite Northstar d'emprunter des fonds;
- la capacité de la société en commandite Northstar d'émettre des parts de société en commandite à un nouvel associé;
- la mise en place des honoraires chargés par le CCA de Northstar à l'égard des services rendus au CCA de Northstar;
- l'approbation des conflits liés à Northstar GPco;

- une vente forcée par un médecin commanditaire de ses participations dans une société en commandite Northstar si nécessaire pour se conformer aux exigences en matière de réglementation;

- un changement de dénomination de la société en commandite Northstar;

- la vente d'une participation de société en commandite rachetée détenue par un médecin commanditaire actuel à un nouveau médecin commanditaire;

- la dissolution de la société en commandite Northstar;

- l'approbation du budget annuel et du plan annuel.

Nonobstant le processus d'approbation par les médecins commanditaires concernant le budget annuel et le plan annuel de la société en commandite Northstar, Northstar GPco a le droit et le pouvoir, aux termes de la convention de gestion et de partage des coûts, de poursuivre l'exploitation du CCA de Northstar pertinent d'une manière qui préserve les activités du CCA de Northstar et sa réputation, ses relations d'affaires et son installation physique.

Engagement de non-concurrence

Aux termes des conventions de société en commandite, pendant qu'un médecin commanditaire est associé et au cours d'une période de deux ans par la suite, un médecin commanditaire ne peut, directement ou indirectement (sauf à l'égard de la société en commandite Kirby, à titre d'employé du Baylor College of Medicine ou du Methodist Hospital) être propriétaire, exercer une emprise, financer ou participer aux profits ou bénéfices d'une entreprise qui fait concurrence avec un CCA de Northstar à l'intérieur d'un rayon de 20 miles du CCA de Northstar; pourvu qu'un médecin commanditaire ne soit pas empêché d'exercer une chirurgie dans une autre installation ou qu'il puisse autrement pratiquer la médecine en pratique privée et qu'il puisse utiliser une telle installation concurrente.

En outre, aux termes des conventions d'achat de participations de société en commandite, un médecin commanditaire qui est également un vendeur des participations de société en commandite ne peut, pour une période de cinq ans, directement ou indirectement, être propriétaire d'une participation dans une installation concurrente.

Obligations continues des médecins commanditaires

Outre l'engagement de non-concurrence dont il est question ci-dessus, chaque médecin commanditaire a certaines obligations continues et incitatives (et les sanctions correspondantes) aux termes de la convention de société en commandite, y compris :

- le respect d'un critère revenu/procédures (« *Income/Procedures Test* ») qui exige que le médecin commanditaire, au cours d'une période de 12 mois donnée, exerce au CCA de Northstar applicable au moins 75 % du nombre total des procédures approuvées devant être exercées à un CCA qui était exercé par un médecin commanditaire durant cette période;

- la conservation de son statut d'« investisseur admissible » dans la société en commandite Northstar pertinente, qui inclut le respect des lois et des règlements applicables et le maintien des permis, des titres de compétence professionnels et de l'assurance-responsabilité professionnelle;

- l'exécution d'un nombre minimal de procédures au CCA de Northstar (dans le cas du CCA de Palladium, 75 % de son volume au cours des 12 mois précédant immédiatement la date de clôture et, dans le cas du CCA de Kirby, un nombre précisé de procédures, selon la spécialité).

Droits d'acheter des participations de société en commandite de médecins commanditaires

En cas de manquement à la convention de société en commandite par un médecin commanditaire, tous les droits du médecin commanditaire aux termes de la convention de société en commandite doivent être résiliés et ses

participations dans la société en commandite peuvent être rachetées par la société en commandite moyennant 1,00 $. En outre, la société en commandite a le droit d'acheter les participations de société en commandite de ses médecins commanditaires à la valeur comptable nette au moment du décès, de l'incapacité, de la retraite ou de la faillite des médecins commanditaires. Ces participations de société en commandite rachetées peuvent alors être revendues à de nouveaux chirurgiens qui seront admis à titre de nouveaux médecins commanditaires avec le consentement d'une participation majoritaire des médecins commanditaires actuels, ce consentement ne pouvant être retenue de façon déraisonnable, afin de promouvoir la viabilité continue de la société en commandite Northstar avec une nouvelle génération de chirurgiens.

Transfert

Les conventions de société en commandite interdisent le transfert de participations de société en commandite par les médecins commanditaires. Aucune restriction de transfert ne s'applique aux participations de société en commandite détenues par Northstar GPco et Northstar LPco.

Admission de nouveaux médecins commanditaires

Northstar GPco peut admettre de nouveaux médecins commanditaires au moyen d'un vote écrit d'une participation majoritaire des médecins commanditaires actuels. L'admission d'un nouveau médecin commanditaire diluera les participations des médecins commanditaires actuels au prorata. Les participations de société en commandite de Northstar GPco et de Northstar LPco dans les sociétés en commandite Northstar ne sont pas visées par la dilution.

RÉGLEMENTATION GOUVERNEMENTALE

Le secteur des soins de santé est lourdement réglementé. Les CCA de Northstar, comme c'est le cas pour tous les CCA aux États-Unis, sont assujettis à nombre de lois, de règles et de règlements fédéraux, étatiques et locaux. Ces lois, règles et règlements ont trait à la structure, à la propriété, au remboursement et à l'exploitation des CCA et peuvent influer sur le niveau ou l'étendue des services fournis ou des interventions chirurgicales pratiquées. Le texte qui suit commente les principaux règlements, lois et règles qui auront une incidence sur les CCA de Northstar.

Autorisation d'exercer et accréditation

Les CCA de Northstar sont soumis à la réglementation étatique et locale en matière de permis qui concerne principalement la sécurité et la protection des consommateurs, depuis le caractère approprié des soins médicaux jusqu'au respect des codes du bâtiment et des lois en matière de protection environnementale. Chaque État établit les exigences précises auxquelles doivent répondre les CCA pour obtenir l'autorisation d'exercer et la plupart des programmes étatiques en matière d'autorisation d'exercer exigent une inspection et une communication d'informations initiales et continues qui soient rigoureuses. Au Texas, dans le cadre de l'obtention du permis étatique requis, un CCA devient accrédité pour participer au programme Medicare de l'État. Medicare et Medicaid remboursent aux CCA certaines interventions médicales seulement. De façon générale, les services de remboursement de Medicare et de Medicaid se limitent aux interventions non urgentes dont les cours délais d'anesthésie et d'opération ne nécessitent pas un séjour de plus de 24 heures. Se reporter à la rubrique « - Remboursement de Medicare et de Medicaid ».

Les CCA peuvent également demander une accréditation volontaire soit de la part de la Joint Commission on Accreditation of Healthcare Organizations, soit de l'Accreditation Association of Ambulatory Health Centers, soit de l'Association for Accreditation of Ambulatory Surgery Centers. Ces organismes fixent les normes qui on trait à l'installation physique, à l'administration, à la qualité des soins aux patients et à l'exploitation, par des effectifs médicaux, de divers types d'établissements de soins de santé.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Autorisation d'exercer et accréditation ».

Remboursement de Medicare et de Medicaid

Medicare est un programme d'assurance maladie que le gouvernement fédéral finance et administre et il est surtout destiné aux personnes qui ont droit à des prestations de sécurité sociale, qui ont 65 ans et plus ou qui sont invalides. Medicaid est un programme d'assurance maladie financé en commun par le gouvernement d'un État et le gouvernement fédéral qui assure une aide médicale aux personnes admissibles à faible revenu. Au Texas, le Department of Health Services est chargé tant de l'attribution du permis étatique aux CCA que de la certification Medicare; la participation à Medicare est requise si l'on veut participer au programme Medicaid étatique.

Pour participer au programme Medicare et en toucher des paiements, un CCA doit satisfaire à certaines conditions de couverture prévues par ce qu'il est convenu d'appeler les lois et règlements de la partie B promulgués par CMS. Entre autres, ces règlements ont trait au type d'établissement, à sa gouvernance, à la structure du personnel médical, à l'équipement, à son personnel infirmier professionnel et à la qualité et aux normes de ses soins, de même qu'au respect des lois et règlements étatiques et locaux. Les CCA certifiés par Medicare sont soumis à des enquêtes annuelles sur place en vue du maintien de la certification; le défaut de se conformer aux conditions de couverture peut entraîner la perte de paiement de programme ou d'autres sanctions gouvernementales. La direction estime que les CCA de Northstar ont mis en œuvre des activités d'assurance continue de la qualité qui visent à contrôler le respect de ces conditions de couverture et à assurer que les CCA de Northstar les respectent.

Les paiements de Medicare pour des interventions chirurgicales réalisées dans des CCA ne sont pas fondés sur les coûts ou des frais raisonnables. Plutôt, Medicare détermine prospectivement des montants de paiement fixes pour des interventions réalisées dans les CCA en recourant à un regroupement d'interventions dans les CCA qui sont liées à des niveaux de remboursement. Ces montants sont rajustés compte tenu des coûts indirects et des variations salariales régionales. Dans la mesure où ces services sont rendus par les CCA de Northstar, le programme Medicaid du Texas verse aux CCA de Northstar un paiement fixe au titre de leurs services. Pour ce qui est des services dont on demande le remboursement aux termes de Medicare, les CCA sont remboursés en vertu de la Partie B de Medicare.

CMS a proposé des changements importants en matière de remboursement et de couverture, changements qui entreront en vigueur progressivement à compter de janvier 2007. Ces changements auront pour effet net de diminuer les niveaux de remboursement, mais d'accroître le nombre d'interventions chirurgicales qui seront couvertes. Les paiements au titre des services rendus par les CCA seront alignés en proportion au système de paiement prospectif pour patients externes (le « SPPPE ») utilisé pour les chirurgies d'un jour en hôpital (par opposition au CCA). D'ici le 1er janvier 2008, CMS estime que les tarifs révisés des CCA équivaudraient à 62 % des tarifs de paiement correspondants du SPPPE comparativement aux 88 à 92 % estimatifs des tarifs SPPPE actuels. Bien que cela soit inférieur aux tarifs actuels de remboursement en comparaison d'une chirurgie d'un jour en hôpital et que cela est généralement inférieur aux tarifs actuels de remboursement aux CCA, le coût de la prestation d'un service chirurgical donné dans un CCA est, de façon générale, moindre que dans un hôpital.

Vu les modifications significatives et défavorables en matière de paiement au titre de certaines interventions chirurgicales visées par le système de paiement révisé, CMS propose une période de transition de deux ans pour passer des tarifs actuels de paiement aux CCA aux nouveaux tarifs. Bien que pour les CCA de Northstar une proportion relativement restreinte (environ 1 %) de leurs produits d'exploitation provient de Medicare et de Medicaid, il est à noter que certains programmes de tiers payeurs, surtout ceux relevant de contrats de soins gérés ou « en réseau », rattachent leurs remboursements à la grille tarifaire de Medicare.

De façon générale, le fait que CMS élargisse l'accès aux interventions chirurgicales dans un cadre de CCA au cours des deux années qui viennent constitue une évolution positive de la situation pour les CCA. La nouvelle règle ajoute 14 interventions à la liste des chirurgies pour lesquelles Medicare effectuerait un paiement à des CCA avec effet au 1er janvier 2007.

La *U.S. Deficit Reduction Act of 2005* requiert des États qu'ils adoptent des lois ayant trait au respect et à la mise à exécution de lois antifraude et abus concernant le programme étatique Medicaid. Les nouvelles exigences s'appliquent à toute entité qui reçoit ou effectue des paiements annuels d'au moins 5 000 000 $ aux termes d'un régime Medicaid étatique. Bien qu'aucun CCA de Northstar n'atteigne ce seuil, pas plus qu'à l'heure actuelle le groupe entier des CCA de Northstar ne satisfassent à ce seuil, tous les fournisseurs Medicaid sont assujettis au recouvrement de sommes d'argent pour facturation inappropriée. À ce jour, le Texas n'a pas adopté une telle loi.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités ».

Lois anti-pots-de-vin

Loi fédérale anti-pots-de-vin

La *United States Medicare/Medicaid Fraud and Abuse Anti-Kickback Statute* (la « loi anti-pots-de-vin ») interdit de « sciemment ou délibérément » verser de l'argent ou de procurer une rémunération de toute sorte en échange, une recommandation de clients bénéficiant d'un financement fédéral. Les tribunaux ont interprété la loi anti-pots-de-vin de manière très large. Plus précisément, ils ont statué que le terme « rémunération » peut inclure « toute chose de valeur sous toutes formes que ce soit » et que la rémunération est illégale si une « partie » de la rémunération vise à inciter à des recommandations. Parce que les médecins commanditaires sont en mesure de générer des recommandations pour les centres, la distribution de l'encaisse disponible aux investisseurs pourrait être examinée en raison de la loi anti-pots-de-vin.

La loi anti-pots-de-vin s'applique à tout centre qui fournit des services remboursés par un programme gouvernemental tel Medicare ou Medicaid, y compris les CCA. La loi anti-pots-de-vin s'applique aux CCA de Northstar même si les remboursements Medicare et Medicaid représentent une petite proportion (environ 1 %) des produits d'exploitation nets en services patients des sociétés en commandite Northstar.

Le Department of Health and Human Services (le « DHHS ») a donné des directives en matière de respect de la loi anti-pots-de-vin dans le cadre d'investissements de médecins, dont les suivantes :

- une partie ne peut offrir plus ou moins d'actions à un médecin en fonction des recommandations du médecin au CCA;
- le rendement du capital investi dans un CCA doit être relié à la propriété d'actions et ne peut être relié au nombre de recommandations qu'un investisseur fait au CCA;
- chaque investisseur doit payer la juste valeur marchande des actions d'un CCA;
- sous réserve du respect des règles refuges, le CCA ne doit pas offrir la possibilité de racheter la part d'un investisseur en fonction de son défaut d'amener des cas ou de susciter des affaires pour le CCA;
- nul ne devrait verser à un médecin de somme au titre de services, à moins que ce versement ne soit effectué à la juste valeur du marché et que ces services ne soient pas liés au volume ou à la valeur des recommandations générées pour le CCA.

Le DHHS a édicté des règlements qui renferment des « règles refuges » vis-à-vis de la loi anti-pots-de-vin et qui s'appliquent expressément aux CCA. Ces règles refuges sont de façon générale étroites, difficiles à mesurer ou à contrôler et ne couvrent pas une large gamme de relations économiques que nombre d'hôpitaux, de médecins ou d'autres fournisseurs de soins de santé considèrent comme des ententes commerciales légitimes. De plus, la loi anti-pots-de-vin renferme une règle refuge « petite entreprise ». Pour respecter cette règle refuge :

- pas plus de 40 % de la valeur des participations de chaque catégorie d'investissement ne peut être détenue au cours de l'exercice précédent ou de la période de 12 mois précédente par des investisseurs qui sont en mesure de faire des recommandations ou d'avoir une influence sur celles-ci, de fournir des éléments ou des services ou de générer autrement des affaires pour l'entité (pour les besoins de la présente rubrique, des catégories équivalentes de placement en actions peuvent être regroupées et des catégories équivalentes de titres d'emprunt peuvent être regroupées);

- les conditions offertes aux investisseurs passifs en mesure de recommander, de fournir des éléments ou des services ou de générer des affaires ne doivent pas être différentes des conditions proposées à d'autres investisseurs passifs;

- les conditions offertes aux investisseurs en mesure de faire des recommandations, de fournir des éléments ou des services ou de générer des affaires ne doivent pas être liées au volume antérieur ou escompté de recommandations, d'éléments ou de services fournis ou à la quantité d'affaires que cet investisseur a produit pour l'entité;

- il ne doit pas y avoir obligation que les investisseurs passifs fassent ou soient en mesure de faire des recommandations, de fournir des éléments ou des services ou de générer des affaires comme condition au fait de demeurer investisseurs;

- ni l'entité ni un investisseur ne peuvent commercialiser ou fournir d'éléments ou de services à des investisseurs passifs de façon différente par rapport à des non-investisseurs;

- pas plus de 40 % des produits d'exploitation bruts de l'entité liés à la fourniture d'éléments et de services en soins de santé au cours de l'exercice précédent ou des 12 mois précédents ne peuvent provenir de recommandations ou d'affaires par ailleurs suscitées par des investisseurs;

- aucuns fonds ne peuvent être prêtés ni aucune garantie accordée par une entité, un autre investisseur ou une autre personne ou entité agissant au nom de l'entité à un investisseur en mesure d'effectuer des recommandations, de fournir des éléments ou des services ou de susciter des affaires, si l'investisseur en utilise une partie pour obtenir la participation dans l'affaire;

- le rendement sur le capital investi doit être directement proportionnel au capital investi.

En raison de la structure de l'émetteur, Northstar ne pourrait invoquer la règle refuge « petite entreprise ». Toutefois, du défaut de satisfaire à une règle refuge ne découle pas de violation de la loi anti-pots-de-vin.

Les CCA de Northstar ne respectent pas, pour le moment, les règles refuges reliées à la loi anti-pots-de-vin parce qu'ils ne satisfont pas aux critères à définition étroite des règles refuges. De plus, la direction estime que Northstar ne pourra satisfaire à l'ensemble des exigences d'une règle refuge à l'avenir. Les CCA de Northstar intègrent toutefois les principales lignes directrices en matière de conformité dans leurs documents juridiques et activités. Bien que la direction estime que les CCA de Northstar pourraient invoquer des arguments au soutien d'une conformité substantielle par rapport aux règles de Medicare en cas de contestation alléguant des violations à la loi anti-pots-de-vin, il ne peut être garanti que de telles allégations ne pourraient être soumises avec succès. Le succès potentiel de ces allégations serait fonction des faits et des circonstances propres aux CCA de Northstar et à leurs activités. Les violations de la loi anti-pots-de-vin peuvent entraîner des sanctions tant civiles que criminelles. Outre le remboursement des sommes au gouvernement, le transgresseur pourrait devoir faire face à des amendes et à une exclusion possible du programme Medicare. Une conformité obligatoire par le truchement d'une convention d'intégrité d'entreprise serait vraisemblablement imposée comme condition à un maintien de la participation. En outre, les CCA de Northstar, leurs médecins commanditaires ou d'autres chirurgiens qui utilisent les CCA pourraient faire l'objet de sanctions, dont la perte de leur autorisation d'exercer, l'exclusion des programmes Medicare et Medicaid et des amendes substantielles et/ou la prison. Néanmoins, la direction estime que le modèle Northstar (selon lequel Northstar détient une participation majoritaire dans tous les CCA de Northstar et les médecins commanditaires minoritaires réalisent toutes leurs chirurgies dans des CCA de Northstar) est largement utilisé dans le secteur des soins de santé.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Loi anti-pots-de-vin ».

Loi anti-pots-de-vin étatique et lois en matière de divulgation des médecins

Nombre d'États, y compris le Texas, possèdent des lois qui interdisent le versement de pots-de-vin ou d'une autre forme de rémunération en retour de la recommandation de patients nonobstant la source de paiement. La conformité aux règles refuges fédérales anti-pots-de-vin est réputée valoir conformité à la loi étatique. En l'absence de directives judiciaires étendues, il ne peut être assuré que les activités des CCA de Northstar respecteront parfaitement ces lois. Le non-respect de ces lois pourrait entraîner que les sociétés en commandite Northstar et les médecins commanditaires fassent l'objet de pénalités et de sanctions, ce qui aurait un effet négatif important sur l'entreprise.

La loi texane n'interdit pas la propriété de CCA par des médecins, ni les recommandations ou les versements provenant d'un CCA dans lequel un médecin a un intérêt à titre de propriétaire, si le versement ou l'entente commerciale respecte la *Fraud and Abuse Statute* ou les règlements pris en application de cette loi. L'État du Texas possède une loi sur la rémunération illégale (chapitre 102.1 du *Occupations Code*) qui interdit les paiements de tout type au titre de recommandations en faveur d'une personne titulaire d'un permis, d'une certification ou d'un agrément de la part d'un organisme étatique de réglementation des soins de santé. Cependant, cette loi autorise tout paiement, entente commerciale ou pratique de versements autorisés par la loi anti-pots-de-vin. La loi anti-pots-de-vin renferme des règles refuges qui permettent à un médecin d'effectuer une recommandation en faveur d'un CCA dans lequel il détient un droit de propriété.

La loi texane requiert d'un médecin qu'il divulgue une relation financière avant qu'une recommandation ne soit faite. Tant que cette divulgation est effectuée, le médecin et le CCA respectent la loi texane. La direction est d'avis que, si une entente est conforme à la loi anti-pots-de-vin et à la loi Stark, cette entente devrait être autorisée en vertu de la loi texane.

La direction estime que les CCA de Northstar respecteront essentiellement les lois du Texas en matière de médecins se faisant des recommandations à eux-mêmes.

Indemnisation des accidents du travail au Texas

Le Texas est le seul État qui permet aux employeurs de choisir, à quelques exceptions près, d'assurer ou non l'indemnisation des accidents du travail (p. ex. les employeurs publics et les employeurs qui concluent un contrat de construction avec une entité gouvernementale doivent assurer l'indemnisation des accidents du travail). En 2005, le Texas a décrété des réformes radicales de ces lois sur l'indemnisation des accidentés du travail, dont le transfert de la surveillance de certains éléments de programme depuis la Workforce Commission en faveur du Department of Insurance du Texas. Les régimes d'indemnisation des accidents du travail du Texas ressemblent maintenant à des régimes collectifs d'assurance maladie assortis de restrictions sur la nécessité médicale, la participation et les règles de paiement rapide. La quasi-totalité des ententes d'indemnisation des accidents du travail au Texas sont financées par les employeurs et offertes par l'intermédiaire de sociétés d'assurance maladie privées et non pas par l'entremise d'un payeur gouvernemental. Nombre des questions relatives au remboursement d'indemnités pour accident du travail seront analogues à celles auxquelles sont confrontés les ententes avec des tiers payeurs privés, surtout celles qui ont trait aux contrats de soins gérés. La nouvelle loi exige la certification des réseaux d'indemnisation des accidents du travail et rend la participation des employés obligatoire lorsque l'employeur du travailleur accidenté opte pour un régime en réseau et que le travailleur vit dans la zone de service réseau. Seuls les médecins titulaires d'une attestation d'agrément qui sont inscrits sur la liste des médecins approuvés par le Texas en matière d'indemnisation des accidents du travail peuvent agir en qualité de « médecins traitants ». La nouvelle loi permet aux réseaux de désigner la ou les spécialités des médecins qui peuvent agir en qualité de médecins traitants.

Législation relative aux fausses réclamations

En vertu de la *United States Criminal False Claims* Act, (la « loi sur les fausses réclamations »), les personnes physiques ou les entités qui, sciemment, produisent des réclamations fausses ou frauduleuses payables par le programme Medicare ou Medicaid font face à une responsabilité criminelle et civile. La loi sur les fausses réclamations, qui comporte une loi de prescription relativement longue, énoncée à l'article 3.73(b) du *U.S. Code*, définit « sciemment » comme incluant non seulement la connaissance réelle de la fausseté d'une réclamation, mais également une insouciance téméraire ou une ignorance intentionnelle de la véracité ou de la fausseté d'une

réclamation. Les violations de la loi sur les fausses réclamations peuvent entraîner tant des sanctions criminelles (y compris des amendes et la prison) et des sanctions civiles, de même que l'exclusion du programme Medicare ou Medicaid. Les réclamations produites auprès d'assureurs privés peuvent également donner lieu à une responsabilité fédérale en matière de fausses réclamations, y compris, notamment, des sanctions ayant trait à la violation de lois fédérales en matière de fraude postale et câblée.

Le gouvernement fédéral américain a accusé un nombre croissant de fournisseurs de soins de santé de violer la loi sur les fausses réclamations. Plus précisément, il a décrété qu'un schéma de demande de remboursement au titre de services non nécessaires viole ces lois si le demandeur aurait simplement dû savoir que les services n'étaient pas nécessaires, même si le gouvernement ne peut démontrer la connaissance réelle. Le gouvernement fédéral américain a également décrété que de réclamer un paiement pour des services de faible qualité viole ces lois si le demandeur aurait dû savoir que les soins étaient inférieurs aux normes. Selon la direction, les CCA de Northstar respectent la loi sur les fausses réclamations.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Législation relative aux fausses réclamations ».

Dossiers des patients et confidentialité des renseignements sur la santé protégés (HIPAA)

En 1996, le Congrès a édicté la *Health Insurance Portability and Accountability Act* (la « HIPAA »). La HIPAA instaure un vaste ensemble de règlements de « simplification administrative » visant à rationnaliser la transmission électronique de réclamations de santé et à protéger la confidentialité et la sécurité des renseignements sur la santé des patients. Les parties de la HIPPA qui auront le plus d'effet sur les CCA de Northstar sont formées des règlements qui ont trait aux normes uniformes en matière de transactions électroniques de données de santé, de sécurité et de protection des renseignements personnels.

Les règlements de la HIPPA exigent de tous les fournisseurs de soins de santé, des chambres de compensation de soins de santé et les régimes de soins médicaux qui soumettent des transactions électroniques de le faire selon un format uniformisé à l'échelle nationale. Cela encourage l'uniformité en matière de réclamations et d'autres communications de données électroniques entre les payeurs et les fournisseurs.

La réglementation fédérale en matière de protection des renseignements personnels aux termes de la HIPAA exige des fournisseurs de soins de santé qu'ils protègent la confidentialité des renseignements sur la santé des patients sous toutes formes, y compris les renseignements stockés ou transmis électroniquement. Les règlements de la HIPAA en matière de protection des renseignements personnels exigent l'autorisation du patient pour nombre d'utilisations et de divulgations de renseignements sur la santé et renferment des exigences administratives destinées à assurer que les entités couvertes fassent preuve de pratiques prudentes en matière de protection des renseignements personnels. Par exemple, la HIPAA exige que les entités couvertes : tiennent des dossiers détaillés relatifs à toutes divulgations de données d'un patient et de mettre ces dossiers à la disposition du patient à sa demande; qu'elles élaborent et observent des politiques strictes en matière de protection de renseignements personnels et fournissent des avis de protection des renseignements personnels aux patients; qu'elles assurent une formation en protection des renseignements personnels à tous les employés; qu'elles mettent en œuvre des mesures de sécurité physiques, techniques et administratives afin d'empêcher tout mésusage intentionnel ou accidentel de renseignements sur la santé; enfin, qu'elles désignent un « dirigeant à la protection des renseignements personnels » pour superviser la mise en œuvre de ces exigences. Une entité couverte peut dévoiler des renseignements sur la santé protégés à un collaborateur et peut permettre à un collaborateur de créer ou de recevoir des renseignements sur la santé protégés en son nom uniquement si les parties signent une entente écrite énonçant les exigences relatives à l'utilisation, la divulgation et la protection de ces renseignements sur la santé protégés, et le traitement de ces renseignements au moment de la résiliation du contrat. Les entités couvertes ne sont pas responsables des violations de collaborateurs en matière de protection des renseignements personnels tant qu'elles respectent leurs obligations prévues par la HIPPA. Les CCA de Northstar exigent des collaborateurs qu'ils passent une entente écrite en conformité avec les règlements fédéraux en matière de protection des renseignements personnels afin de les protéger contre une responsabilité éventuelle au titre d'une violation qui serait le fait de leurs collaborateurs.

Les violations aux exigences de la HIPAA qui sont nombreuses et détaillées peuvent entraîner l'imposition de sanctions pécuniaires civiles ou, en cas de violation délibérée et intentionnelle, des sanctions criminelles, y

compris des amendes et la prison. En outre, une entité de soins de santé couverte peut être tenue responsable de violations de la HIPAA par un organisme à qui elle dévoile des renseignements même si la divulgation initiale avait été autorisée.

La direction estime que les CCA possèdent des politiques et des procédures appropriées par rapport à la HIPAA. Chaque CCA a un dirigeant à la protection des renseignements personnels qui a supervisé la mise en œuvre de mécanismes pour permettre aux employés de déclarer des pratiques discutables ou de poser des questions sur le respect de la HIPAA.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – HIPAA ».

Antitrust

Les lois antitrust fédérales et étatiques restreignent la capacité de concurrents, y compris des médecins et autres fournisseurs, d'agir de concert en vue de restreindre le commerce, de fixer les prix de services, de répartir des territoires, de lier l'achat d'un produit à l'achat d'un autre ou de tenter de monopoliser un marché de services. Dans la situation actuelle, les CCA de Northstar ont l'intention de ne poser aucun geste qui serait caractérisable comme une violation de ces lois. Les CCA de Northstar possèdent des politiques qui interdisent les ententes de négociation exclusive, de liage et de monopolisation ou de fixation des prix. En outre, les CCA de Northstar ne décourageront pas le recours à un établissement ou au régime de soins médicaux d'un autre fournisseur et n'exigeront pas le recours aux CCA de Northstar à l'exclusion d'autres emplacements. Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Antitrust ».

La loi Stark

La loi fédérale américaine en matière d'accès direct à des médecins, communément appelée la loi Stark, interdit à un médecin de recommander un patient à une entité pour certains « services de santé désignés », si le médecin ou un membre de sa famille immédiate a un lien financier avec l'entité. Un lien financier s'entend, notamment, de la propriété d'une entité ou un placement dans une entité ou d'un lien de rémunération avec l'entité. La loi Stark interdit également à une entité recevant une recommandation interdite de facturer les services rendus au patient au programme Medicare ou Medicaid. La loi Stark souffre certaines exceptions, lesquelles protègent les parties contre la responsabilité prévue par cette loi, si les parties respectent les exigences de ces exceptions. Parmi les sanctions prévues par la loi Stark, mentionnons le refus et le remboursement de paiements, des sanctions pécuniaires civiles et l'exclusion des programmes Medicare et Medicaid.

Les CCA de Northstar ne sont pas visés par la loi Stark parce qu'ils ne fournissent pas, ni ne facturent séparément de « services de santé désignés ». En vertu de la loi Stark, les « services de santé désignés » comprennent : les services de laboratoire clinique; les services de physiothérapie; les services d'ergothérapie et d'orthophonie; les services de radiologie et autres services d'imagerie; la radiothérapie; la fourniture d'équipements et d'approvisionnements médico-durables; la fourniture de nutriants parentéraux et antéraux, la fourniture d'équipements et d'approvisionnements; la fourniture d'appareils et d'approvisionnement prothétiques et orthopédiques; les services de santé à domicile; les médicaments d'ordonnance des patients externes; et les services des hôpitaux aux malades hospitalisés et aux patients externes. CMS a adopté la position selon laquelle les actes médicaux effectués par un centre chirurgical ambulatoire ne sont pas des services de santé désignés. En outre, CMS a clarifié le fait que les services qui constitueraient par ailleurs des services de santé désignés en vertu de la loi Stark, mais qui sont payés par Medicare dans le cadre de paiements composés pour un groupe de services à titre de prestation séparée (p. ex., le tarif du centre chirurgical ambulatoire), ne constituent pas des services de santé désignés aux fins des interdictions de la loi Stark. Aucuns frais distincts ne peuvent être facturés pour de tels services de santé désignés qui sont donnés dans le cadre d'une intervention chirurgicale ambulatoire.

Exercice de la médecine

Nombre d'États, dont le Texas, interdisent à des non-médecins de pratiquer dans l'exercice de la médecine. Dans certains États, il est interdit à une société par actions d'employer un médecin. D'autres États interprètent l'« exercice de la médecine » de manière large de façon à comprendre les décisions qui ont des répercussions sur

l'exercice de la médecine, même lorsque le médecin n'est pas employé de la société par actions et que celle-ci n'a aucun pouvoir discrétionnaire à l'égard du diagnostic ou du traitement des patients.

La direction a pour pratique standard d'éviter l'exercice de toute responsabilité au nom des chirurgiens qui utilisent les CCA de Northstar qui pourrait être interprété comme ayant des répercussions sur la pratique de la médecine. En conséquence, la direction est d'avis qu'elle respectera les lois étatiques applicables qui ont trait à la pratique de la médecine par une entreprise. Cependant, parce que ces lois ont été soumises uniquement à une interprétation judiciaire et réglementaire restreinte, il ne peut être garanti, en cas de contestation, que les CCA de Northstar seront jugés conformes.

Autres règlements

Les CCA sont assujettis à nombre d'autres règlements qui ont trait à l'élimination des déchets, aux services de laboratoire et à la santé et sécurité au travail, dont nombre sont intégrés dans les normes relatives aux permis et aux accréditations. Selon le direction, les activités des CCA de Northstar se sont révélées essentiellement conformes aux dispositions de ces lois et aucune responsabilité n'existe dont on pourrait raisonnablement s'attendre à ce qu'elle ait un effet négatif important sur les activités ou la situation financière de Northstar.

FACTEURS DE RISQUE

Vous devriez étudier avec soin les risques et les incertitudes décrits ci-dessous avant de prendre une décision de placement. Les risques décrits plus bas ne sont pas les seuls auxquels Northstar et les porteurs d'actions ordinaires sont confrontés. D'autres risques et incertitudes qui ne sont pas actuellement connus de nous ou que nous jugeons actuellement négligeables pourraient également nuire à nos activités ou avoir un effet négatif sur nous.

Nos activités, nos résultats d'exploitation, nos flux de trésorerie ou nos perspectives, notre situation financière, nos produits d'exploitation ou notre rentabilité pourraient être gravement touchés par n'importe lequel de ces risques et incertitudes. Le cours des actions ordinaires pourrait baisser en raison de n'importe lequel de ces risques et vous pourriez perdre la totalité ou une partie de votre placement.

Le présent prospectus renferme des informations prospectives qui comportent des risques et des incertitudes. Nos résultats réels pourraient différer de façon marquée de ceux qui sont prévus par les informations prospectives en raison de certains facteurs, y compris les risques auxquels nous sommes confrontés et qui sont décrits plus bas et ailleurs dans le présent prospectus. Se reporter à la rubrique « Informations prospectives ».

Risques liés à nos activités

Nous sommes soumis aux risques commerciaux généraux du secteur des CCA

Nous serons soumis aux risques commerciaux généraux propres au secteur des CCA, y compris les préférences changeantes des chirurgiens et des patients, l'incapacité de percevoir un niveau rentable d'honoraires, les hausses des coûts de la main-d'œuvre et des autres charges d'exploitation, les changements futurs possibles dans les relations de travail, la concurrence d'autres établissements chirurgicaux semblables ou une offre excédentaire à ce chapitre, les changements des conditions relatives au voisinage ou à l'emplacement et l'évolution de la conjoncture économique, les risques liés à la santé, les épidémies et les risques liés au contrôle des maladies, l'imposition d'impôts plus élevés ou de nouveaux impôts, les besoins au chapitre des dépenses en immobilisations, l'évolution des taux d'intérêt et des changements dans la disponibilité et le coût de financement à long terme. En outre, il n'est pas garanti que le rendement réalisé à ce jour par les CCA de Northstar et celui qui est escompté pour l'avenir se maintiendront voire qu'ils seront atteints. N'importe lequel de ces facteurs ou une combinaison de ceux-ci pourrait nuire grandement à nos activités, nos résultats d'exploitation et notre situation financière.

Nous dépendons de paiements de tiers payeurs, dont les assureurs privés, les organismes de gestion de soins et les programmes gouvernementaux de soins de santé.

Nous dépendons de sources de paiement tierces privées et, dans une moindre mesure, gouvernementales pour les interventions réalisées dans nos CCA. Notre situation concurrentielle a été, et continuera d'être, touchée par

les mesures de remboursement mises de l'avant par les tiers payeurs, y compris les sociétés d'assurance, et, dans une moindre mesure, les employeurs, de même que Medicare et Medicaid.

Comme un pourcentage croissant de patients sont visés par des ententes de couverture de soins de santé passées avec des payeurs de soins gérés, notre succès pourrait dépendre, en partie, de notre capacité à négocier des contrats favorables pour le compte de nos établissements avec des organismes de gestion de soins, des groupes d'employeurs et d'autres tiers payeurs privés. Il ne peut être assuré que nous saurons conclure à l'avenir de telles ententes à des conditions satisfaisantes. Également, dans la mesure où nos CCA détiennent actuellement des contrats de soins gérés, il ne peut être garanti que ces contrats seront renouvelés ou que les taux de remboursement seront maintenus aux niveaux courants.

Ainsi que c'est le cas pour les programmes de remboursement gouvernementaux, les programmes Medicare et Medicaid sont assujettis aux changements législatifs et réglementaires, à des rajustements de tarifs rétroactifs et prospectifs possibles, à des décisions administratives, à des gels et à des réductions de financement, tous ces facteurs pouvant influer négativement nos produits et nos résultats d'exploitation. CMS a dernièrement apporté des changements substantiels en matière de remboursement et de couverture, leur mise en place progressive débutant en janvier 2007. Il s'ensuit que les niveaux de remboursement déclinent, mais la couverture est élargie. Se reporter à la rubrique « Réglementation gouvernementale – Remboursement de Medicare et de Medicaid ».

Nos marges bénéficiaires pourraient continuer d'être sous pression en raison de changements dans l'augmentation et la combinaison de payeurs, dans les charges d'exploitation en excédent des augmentations de paiement par des tiers payeurs. De surcroît, à la suite de pressions concurrentielles, notre capacité de maintenir nos marges bénéficiaires en pratiquant des augmentations de prix auprès des patients et résidents privés est restreinte. Cela pourrait avoir un effet négatif important sur nos activités, nos résultats d'exploitation et notre situation financière.

Nous dépendons de nos chirurgiens et d'autre personnel clé

Notre succès dépend, en partie, de notre capacité à recruter et fidéliser des chirurgiens de qualité. Il ne peut être assuré que nous continuerons à attirer des chirurgiens hautement compétents, du personnel d'établissement et du personnel technique pour nos CCA. En outre, en dépit des engagements contractuels pris par certains de nos chirurgiens qui sont des médecins commanditaires vendeurs aux termes des conventions d'achat de participations de société en commandite de maintenir certains volumes déterminés, il ne peut être assuré que nos chirurgiens actuels continueront d'exercer leur profession dans nos CCA à leurs niveaux actuels, si tant est qu'ils le fassent. L'incapacité de recruter et de fidéliser des chirurgiens peut peser sur nos activités, nos résultats d'exploitation et notre situation financière.

Notre succès sera également fonction des efforts et des capacités de notre direction, de même que de notre capacité à attirer du personnel compétent supplémentaire pour gérer l'exploitation et la croissance futures. Bien que nous ayons conclu des contrats de travail avec certains de nos collaborateurs clés, nous ne pouvons être sûrs que l'un de ces employés ne mettra pas fin volontairement à son emploi. Par ailleurs, à l'heure actuelle nous ne souscrivons pas de contrats d'assurance sur la tête des collaborateurs clés à l'égard de membres du personnel de direction ou de médecins commanditaires, mais nous pourrions le faire à l'avenir. La perte d'un membre de la direction, d'employés clés, de médecins commanditaires ou d'autres chirurgiens qui utilisent nos CCA pourrait avoir des effets négatifs sur nos activités, nos résultats d'exploitation et notre situation financière.

Nos activités ne sont pas diversifiées

À l'heure actuelle, nos seules activités consistent en la propriété et l'exploitation des deux CCA de Northstar et en la gestion des deux centres gérés. Par conséquent, nous sommes totalement dépendants du succès de ces CCA pour la totalité de nos produits d'exploitation. Les investisseurs ne pourront tirer partie d'une diversification ultérieure des activités ou du risque jusqu'au moment, si jamais cela se produisait, où nous acquerrons ou aménagerons des CCA supplémentaires, nous gérerons d'autres CCA ou nous engagerons dans d'autres occasions d'affaires connexes.

De surcroît, les CCA de Northstar et les centres gérés sont situés au Texas. En raison de cette concentration, nous sommes particulièrement sensibles aux ralentissements de l'économie locale et régionale, aux changements dans la réglementation locale ou étatique ou aux réductions des paiements Medicaid et/ou Medicare du Texas versés aux fournisseurs de soins de santé.

Les autres fournisseurs de soins de santé nous livrent une concurrence importante

Nous concurrencerons d'autres CCA et hôpitaux au titre des patients, des médecins, du personnel infirmier autorisé et du personnel technique. Certains de nos concurrents entretiennent des relations de longue date et bien établies avec des médecins et des tiers payeurs dans la collectivité. Certains de nos concurrents sont beaucoup plus gros que nous, pourraient avoir accès à des ressources plus grandes en commercialisation, en finance et en d'autres domaines et pourraient être mieux connus dans la collectivité en général. La concurrence entre les CCA et les hôpitaux en matière de médecins et de patients s'est intensifiée ces dernières années. Certains hôpitaux ont imposé des restrictions au titre des compétences de leur personnel médical (appelé la délivrance de titres de conflits d'intérêts) lorsque ces médecins détiennent un intérêt de propriétaire dans un CCA concurrent. Les CCA de Northstar subiront la concurrence d'autres CCA et des hôpitaux qui rendent des services de consultations externes semblables, tant à l'intérieur qu'à l'extérieur des principales zones de service des CCA de Northstar. De plus, certains hôpitaux classiques ont dernièrement commencé à former des coentreprises avec des chirurgiens suivant lesquels l'hôpital gère le CCA et l'hôpital et les chirurgiens sont copropriétaires du CCA. Les patients peuvent opter pour d'autres établissements pour une foule de motifs. Parmi ces motifs, mentionnons les recommandations de médecins ou un besoin de services que les CCA de Northstar n'offrent pas. Les patients et leurs médecins qui cherchent à obtenir des services de ces autres établissements peuvent ultérieurement privilégier ces établissements au détriment des CCA de Northstar.

Certains de ces établissements concurrents offrent une plus grande variété de services de chirurgie ambulatoire que ceux offerts dans les CCA de Northstar. En outre, certains des concurrents directs des CCA de Northstar sont la propriété d'entités gouvernementales ou sans but lucratif, qui pourraient jouir du soutien de fondations et de dons de charité ou d'un soutien public ou gouvernemental. Ces hôpitaux peuvent effectuer des dépenses en immobilisation sans avoir à débourser de taxe de vente, peuvent détenir un immeuble sans avoir à débourser l'impôt foncier et peuvent régler les équipements à même le bénéfice affranchi des impôts sur le revenu. Cet avantage concurrentiel pourrait influer sur l'incapacité des CCA de Northstar à livrer une concurrence efficace à ces entités sans but lucratif ou gouvernementales.

Il existe plusieurs grandes sociétés ouvertes, divisions ou filiales de grandes sociétés ouvertes et plusieurs sociétés fermées qui aménagent et acquièrent des CCA multispécialités, et ces sociétés pourraient nous concurrencer au niveau de l'acquisition d'autres CCA. En outre, nombre de groupes de chirurgiens aménagent des CCA sans associé qui soit une personne morale, recourant à des consultants qui, habituellement, exécutent ces services moyennant rémunération et qui prennent une petite participation, voire aucune, dans les activités courantes d'un CCA. Nous ne pouvons garantir que nous soyons en mesure de livrer une concurrence efficace dans ces domaines.

Si nous ne pouvons livrer une concurrence efficace au niveau du recrutement de nouveaux médecins, d'attirer des patients, de conclure des ententes avec des payeurs de soins gérés ou d'acquérir de nouveaux CCA, la réussite de la mise en œuvre de nos stratégies de croissance pourrait être compromise. Cela pourrait avoir des effets négatifs sur nos activités, nos résultats d'exploitation et notre situation financière.

Réglementation

Les CCA de Northstar sont assujettis à nombre de lois, règles et règlements fédéraux, étatiques et locaux. Se reporter à la rubrique « Réglementation gouvernementale ». Parmi les règlements susceptibles d'avoir la plus grande incidence sur nos activités, mentionnons :

Autorisation d'exercer et accréditation

Les établissements de santé, comme les CCA de Northstar, sont assujettis à des exigences en matière de permis, de certification et d'accréditation au niveau professionnel et privé. Se reporter à la rubrique « Réglementation gouvernementale – Autorisation d'exercer et accréditation ». Parmi celles-ci mentionnons, les

exigences imposées par Medicare, Medicaid, les autorités de délivrance de permis étatiques, les organismes d'accréditation volontaire et les tiers payeurs privés. L'obtention et le renouvellement de ces permis, certifications et accréditations sont souvent fondés sur des inspections, des enquêtes, des vérifications ou d'autres examens, qui pourraient obliger les CCA de Northstar à mettre en œuvre des mesures de conformité affirmative qui pourraient être lourdes et coûteuses. Selon nous, les CCA de Northstar sont actuellement essentiellement en règle à l'égard des exigences applicables en matière de délivrance de permis, de certification et d'accréditation. Toutefois, les normes applicables pourraient changer. Il ne peut être assuré que chacun des CCA de Northstar soit en mesure de maintenir tous les permis ou certifications nécessaires en règle, ni qu'ils ne seront pas tenus d'engager des frais importants pour ce faire. Le défaut de maintenir tous les permis, certifications et accréditations nécessaires en règle ou l'engagement de fonds substantiels pour les maintenir pourrait avoir un effet négatif sur nos activités, nos résultats d'exploitation et notre situation financière.

De plus, afin d'effectuer des interventions médicales et chirurgicales au Texas, les médecins doivent être autorisés par le Medical Board de l'État. Le personnel technique et infirmier doit également être autorisé par la loi de l'État. Il ne peut être assuré qu'un médecin ou un membre du personnel infirmier ou technique donné qui dispose de privilèges de personnel médical aux CCA de Northstar ne verra pas son permis suspendu ou révoqué par le Medical Board du Texas, ni qu'il ne sera pas sanctionné par le Department of Health and Human Services (le « DHHS »), l'Office of Inspector General (l'« OIG »), pour des violations des lois fédérales relatives à Medicare. Si un permis est suspendu ou révoqué ou si un médecin ou un membre du personnel infirmier ou technique est sanctionné par l'OIG et exclu du programme Medicare, ce médecin ou membre du personnel infirmier ou technique pourrait ne pas pouvoir exécuter des interventions chirurgicales aux CCA de Northstar, ce qui pourrait avoir un effet négatif sur nos activités.

Loi anti-pots-de-vin

La loi anti-pots-de-vin interdit de « sciemment ou délibérément » verser de l'argent ou procurer une rémunération de toute sorte en échange de recommandations de patients pour des actes financés par le fédéral. Quoique le DHHS ait adopté des règlements renfermant des « règles refuges » vis-à-vis de la loi anti-pots-de-vin, notamment celles précisément applicables aux CCA, nos activités et nos ententes ne respectent pas l'ensemble des exigences. Comme nous ne pouvons tirer parti des règles refuges, nous ne sommes pas à l'abri d'un examen ou d'une poursuite du gouvernement. Cependant, nous estimons que les activités des CCA de Northstar sont structurées de façon à satisfaire essentiellement aux dispositions législatives applicables en matière de pots-de-vin. Dans la mesure où nous ne pouvons invoquer les règles refuges, les ententes qui régissent la structure et les activités des CCA de Northstar comprennent des clauses visant à se protéger contre les allégations de pots-de-vin ou d'autres incitations. Se reporter à la rubrique « Réglementation gouvernementale – Lois anti-pots-de-vin ».

La violation de la loi anti-pots-de-vin peut donner lieu à des sanctions tant civiles que criminelles. Outre le remboursement de sommes d'argent au gouvernement, un transgresseur pourrait être soumis à des amendes et à une exclusion possible du programme Medicare. De surcroît, il ne peut être garanti que d'autres lois ou règlements anti-pots-de-vin ne seront pas adoptés à l'avenir qui pourraient avoir un effet négatif important sur les CCA de Northstar.

Législation relative aux fausses réclamations

En vertu de la loi sur les fausses réclamations, les personnes physiques ou entités qui sciemment produisent des déclarations fausses ou frauduleuses qui sont payables par le programme Medicare ou Medicaid sont passibles d'une sanction tant criminelle que civile. Même si les CCA de Northstar disposent de programmes et de politiques de conformité visant à créer une culture d'entreprise de respect de ces lois, le défaut de les respecter pourrait se solder par des sanctions pécuniaires (à concurrence de trois fois le montant des dommages), par des amendes et/ou la prison, ce qui pourrait nuire à nos activités, nos résultats d'exploitation et à notre situation financière. Se reporter à la rubrique « Réglementation gouvernementale – Législation relative aux fausses réclamations ».

HIPAA

Nos CCA sont assujettis à la HIPAA, laquelle instaure des normes sectorielles pour l'échange de renseignements électroniques sur la santé. Se reporter à la rubrique « Réglementation gouvernementale – Dossiers

des patients et confidentialité des renseignements sur la santé protégés (HIPAA) ». Bien que nous estimions avoir mis en œuvre des systèmes qui nous permettent d'être essentiellement en règle avec la HIPAA, nous ne pouvons assurer que les collaborateurs à qui nous transmettons les renseignements respecteront les normes HIPAA. En outre, nous ne pouvons garantir le respect ni estimer le coût du respect des normes de mise en œuvre dont les derniers détails n'ont pas encore été arrêtés. Si, pour un motif ou un autre, nous ne respections pas ces normes ou toute loi étatique qui régit le droit d'une personne physique à la protection de la vie privée auquel ne se substitue pas la HIPAA, nous pourrions être passibles de sanctions criminelles et civiles, ce qui pourrait avoir un effet négatif sur nos activités, notre situation financière et nos résultats d'exploitation.

Antitrust

Les lois fédérales et étatiques antitrust restreignent la capacité de concurrents, y compris les médecins et d'autres fournisseurs, à agir de concert en vue de restreindre le commerce, de fixer les prix de services, de répartir des territoires, de lier l'achat d'un produit à l'achat d'un autre produit ou de tenter de monopoliser un marché de services. Se reporter à la rubrique « Réglementation gouvernementale – Antitrust ».

Nonobstant les efforts des sociétés en commandite Northstar en vue de se conformer de manière dynamique et complète à toutes les lois antitrust, une quantité significative d'ambiguïté subsiste eu égard à l'application de ces lois aux activités dans le secteur des soins de santé. Ainsi, il ne peut être garanti qu'une action coercitive ou une procédure judiciaire ne sera pas intentée contre les CCA de Northstar ou que les CCA ne seront pas l'objet de sanctions, d'amendes et de frais juridiques importants et les investisseurs pourraient subir une perte partielle ou complète de la valeur de leurs placements dans les sociétés en commandite Northstar.

Autres règlements

Outre les initiatives réglementaires susdécrites, les établissements de soins de santé, y compris les CCA de Northstar, sont soumis à une grande variété de lois et de règlements fédéraux, étatiques et locaux en matière environnementale et de santé et sécurité du travail qui pourraient influer sur leur exploitation, leurs installations et leurs biens. La violation de ces lois pourrait nous rendre passible de sanctions civiles et d'amendes pour ne pas avoir enquêté sur une contamination par substances dangereuses et ne pas y avoir remédié, de même que d'autres responsabilités de tierces parties.

L'exploitation type d'un établissement de soins de santé comprend la manutention, l'utilisation, le stockage, le transport, l'élimination et le rejet de matières dangereuses, infectieuses, toxiques, radioactives, inflammables et d'autres matières, déchets, polluants ou contaminants dangereux. Bien que nous estimions que les CCA de Northstar respectent actuellement essentiellement l'ensemble des lois et règlements applicables en environnement et prévoyons que cette conformité sera maintenue pour l'avenir, il ne peut être assuré que les CCA de Northstar ne violeront pas les exigences d'une ou de plusieurs de ces lois, ni qu'ils n'auront pas à consacrer des sommes significatives pour y remédier ou assurer la conformité.

Nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie de croissance organique

La croissance future imposera des demandes croissantes vis-à-vis de nos systèmes d'information de gestion, d'exploitation et de finance et des autres ressources. L'expansion ultérieure de nos activités exigera des ressources financières substantielles et une grande attention de la part de la direction. Pour assurer notre croissance future prévue et pour livrer une concurrence efficace, nous devons continuer de mettre en œuvre et d'améliorer nos systèmes d'information de gestion, d'exploitation et de finance et d'accroître, former, gérer et motiver nos effectifs. Notre personnel, nos systèmes, nos procédures ou nos contrôles pourraient ne pas être appropriés pour soutenir nos activités à venir. De surcroît, le fait de centrer nos ressources financières et l'attention de notre direction sur l'expansion de nos activités pourrait avoir des conséquences négatives sur nos résultats financiers. Tout défaut de mettre en œuvre et d'améliorer nos systèmes d'information de gestion, d'exploitation et de finance ou d'accroître, de former, de gérer ou de motiver nos effectifs, pourrait réduire voire empêcher notre croissance. Nous ne pouvons vous donner d'assurances que notre personnel, nos systèmes, nos procédures ou nos contrôles seront appropriés pour soutenir nos activités à venir ou que nos ressources financières et l'attention de la direction accordées à l'expansion de nos activités n'auront pas d'effet négatif sur nos activités, nos résultats d'exploitation et notre situation financière.

Nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie d'acquisition

Nos efforts d'exécution de notre stratégie d'acquisition pourraient être affectés par notre capacité d'identifier des candidats convenables et de négocier et de réaliser avec succès des opérations d'acquisition. Nous pourrions être confrontés à nombre de risques d'affaires au moment d'acquérir des CCA supplémentaires et nous pourrions avoir de la difficulté à exploiter et à intégrer ces CCA. En outre, les sociétés ou actifs que nous acquerrons à l'avenir pourraient ultimement ne pas produire de rendement qui justifie notre investissement. Si nous ne pouvons exécuter notre stratégie d'acquisition, notre capacité d'accroître nos produits d'exploitation et notre bénéfice par le truchement de la croissance externe sera compromise.

En outre, nous aurons besoin de capitaux pour acquérir d'autres centres, pour acquérir, intégrer, exploiter et assurer l'expansion des CCA de Northstar. Il se pourrait que nous financions les acquisitions et les projets d'aménagement futurs par le truchement de financements par emprunts ou par capitaux propres et nous pourrions recourir aux actions ordinaires pour tout ou partie de la contrepartie à verser dans le cadre d'acquisitions futures. Dans la mesure où nous entreprenons ces financements ou utilisons les actions ordinaires comme contrepartie, nos actionnaires pourraient connaître une dilution future de leur participation. Si des emprunts sont contractés, nous pourrions devoir régler des intérêts débiteurs importants et pourrions être assujettis à des engagements dans les contrats de crédit afférents qui ont une incidence sur l'exercice des activités. Si nos actions ordinaires ne réussissent pas à maintenir une évaluation suffisante ou que des candidats potentiels à l'acquisition ne souhaitent pas accepter nos actions ordinaires à titre de tout ou partie de la contrepartie, nous pourrions devoir recourir à une plus grande part de nos ressources en liquidités, si disponibles, ou recourir uniquement aux ententes de financement supplémentaires afin de poursuivre notre stratégie d'acquisition et d'aménagement. Cependant, nous pourrions ne pas disposer de suffisamment de ressources en capital, ni même être en mesure d'obtenir du financement à des conditions acceptables pour nous, pour la mise en œuvre de notre stratégie d'acquisition et d'aménagement, ce qui pourrait restreindre notre croissance. Sans suffisamment de ressources en capital pour mettre en œuvre cette stratégie, notre croissance future pourrait être limitée et les activités compromises. Il ne peut être garanti que du financement supplémentaire sera accessible pour financer cette stratégie de croissance ni que, si elle est accessible, que le financement s'effectuera à des conditions qui nous agréent.

Nous pourrions contracter des obligations imprévues et importantes du fait de l'acquisition de CCA

Bien que nous ayons obtenu une indemnisation de la part des vendeurs aux termes des conventions d'achat d'une participation de société en commandite couvrant les responsabilités connues ou éventuelles et bien que nous ayons l'intention d'effectuer un contrôle préalable vis-à-vis de toute acquisition future, il se pourrait que, par inadvertance, nous investissions dans des CCA aux passifs importants découlant, par exemple, du défaut de respecter la réglementation gouvernementale ou découlant d'autres activités antérieures. Bien que les CCA de Northstar bénéficieront d'une assurance responsabilité civile générale et professionnelle, nous ne souscrivons pas actuellement d'assurance qui couvre expressément toute responsabilité inconnue ou éventuelle qui pourrait s'être matérialisée avant notre investissement dans les CCA de Northstar, particulièrement celle qui concerne une inconduite civile ou criminelle (contre laquelle on ne peut s'assurer) et il est peu probable que nous souscrivions une telle assurance. Contracter de telles responsabilités à la suite de l'acquisition future pourrait avoir un effet négatif sur nos activités, notre exploitation et notre situation financière.

À titre de fournisseur de soins de santé, nous sommes assujettis à des réclamations en responsabilité professionnelle à la fois directement et du fait d'autrui en raison de la faute professionnelle de membres de notre personnel médical

En qualité d'établissement de soins de santé, chaque CCA de Northstar a une responsabilité directe et une responsabilité légale pour ce qui est de la norme de diligence fournie par son personnel dans son établissement. Les CCA de Northstar ont une responsabilité légale pour ce qui est de l'environnement physique et du fonctionnement approprié des équipements utilisés au moment d'interventions chirurgicales. De plus, chaque CCA de Northstar a une responsabilité du fait d'autrui au titre de la négligence de son personnel médical dûment qualifié dans des circonstances où soit il avait connaissance, soit il aurait dû avoir connaissance d'un problème se traduisant par un préjudice pour le patient. Les médecins dûment qualifiés des CCA de Northstar participeront à la prestation de services de soins de santé au public et seront exposés au risque de réclamation en responsabilité professionnelle. Bien que les CCA de Northstar ne contrôleront ni la pratique de la médecine par les médecins, ni n'auront la

responsabilité de la conformité à certaines exigences réglementaires et autres qui sont directement applicables aux médecins et à leurs services, en raison de la relation entre chaque CCA de Northstar et les médecins qui rendent des services aux patients dans les CCA de Northstar, les autres filiales de Northstar voire Northstar elle-même pourraient être l'objet de réclamations pour faute professionnelle et médicale en vertu de diverses doctrines juridiques. Des réclamations de cette nature, si elles étaient accueillies, pourraient entraîner l'attribution de dommages-intérêts au demandeur en excédent des plafonds d'assurance disponibles. L'assurance contre les pertes liées aux réclamations de ce type peut être coûteuse et varie fortement d'un État à l'autre. Les CCA de Northstar maintiendront et demanderont des médecins du personnel médical des CCA de Northstar qu'ils maintiennent une assurance responsabilité civile suivant les montants et les couvertures jugés appropriés, soit actuellement 200 000 $ par réclamation pour un total de 600 000 $ par année.

En 2003, le Texas a adopté une loi qui réformait ses lois en matière d'assurance responsabilité professionnelle en imposant des plafonds aux dommages non économiques d'un montant de 250 000 $ par demandeur pour un total par réclamation de 750 000 $ pour des médecins et autres fournisseurs, y compris des CCA. Les dommages-intérêts punitifs sont exclus de ce plafond. Ces dispositions législatives de réforme de la responsabilité délictuelle se sont traduites par une réduction du coût de l'assurance pour faute professionnelle en raison de la réduction des réclamations pour faute professionnelle. Cependant, il ne peut être garanti que cette tendance se poursuivra à l'avenir.

La plupart des polices d'assurance pour faute professionnelle ne couvrent pas les dommages-intérêts punitifs. Bien qu'extrêmement rares dans le domaine médical, les dommages-intérêts punitifs constituent les dommages-intérêts attribués par un jury dans l'intention de « punir » un transgresseur plutôt que de payer pour une perte importante résultant du préjudice allégué. Nous ne pouvons vous garantir que notre responsabilité ne sera pas attaquée en dommages-intérêts punitifs même là où des plafonds d'assurance appropriés sont maintenus. Nous sommes également d'avis qu'il y eu, et il continuera d'y avoir, une intensification des enquêtes gouvernementales vis-à-vis des établissements appartenant à des médecins, surtout dans le domaine de fausses réclamations Medicare/Medicaid, de même qu'une intensification des mesures de mise à exécution découlant de ces enquêtes. L'activité d'enquête de la part de tiers payeurs privés entraînerait également, dans certains cas, l'intervention du procureur général de l'État. Sont aussi possibles les réclamations non couvertes potentielles ou les réclamations « *qui tam* » ou de « dénonciation ». Bien que le risque de poursuite qui tam soit minime puisque Medicare et Medicaid forment moins de 1 % de nos produits d'exploitation et un pourcentage encore plus petit de notre bénéfice, nombre de procureurs des demandeurs ont recentré leur pratique sur les poursuites de « dénonciation » vu la réduction des montants accordés par rapport aux réclamations en faute professionnelle médicale. Ces poursuites en dénonciation sont fondées sur des allégations de violation vis-à-vis de la loi gouvernementale qui a trait à la pratique de facturation et aux pots-de-vin. En vertu de la loi fédérale régissant Medicare, ces dénonciateurs ont droit à un pourcentage de ce que le gouvernement fédéral recouvre par rapport à l'affaire. Cependant, un dénonciateur peut poursuivre directement l'entité de soins de santé en invoquant les lois applicables et en cherchant à obtenir un recouvrement sans l'intervention du gouvernement fédéral. Nombre d'assureurs en faute professionnelle ne couvriront pas les violations de la loi même s'ils pourraient couvrir le coût des moyens de défense. Toute décision défavorable dans le cadre d'une procédure juridique ou d'une enquête gouvernementale, qu'elle soit mise de l'avant maintenant ou à l'avenir, pourrait avoir un effet négatif important sur notre situation financière. À cet égard, Northstar note que les pratiques de facturation de l'un de ses établissements ont fait l'objet d'une enquête en 2006 sur la base d'une plainte et CMS a conclu qu'il n'y avait pas de fondement pour prendre une poursuite et au rejet de la plainte.

Bien qu'aucun des CCA de Northstar n'ait jamais eu de réclamation, ni conclu de règlement pécuniaire, les CCA de Northstar pourraient, à l'avenir, être l'objet de litiges dans le cours normal de leurs activités. Plus particulièrement, les CCA de Northstar pourraient faire l'objet d'une réclamation, entre autres, ayant trait aux activités du personnel médical rendant des services dans les CCA de Northstar. Historiquement, les CCA de Northstar ont été en mesure d'obtenir ce que nous estimons une assurance appropriée pour couvrir ces risques. Cependant, le coût de cette assurance pourrait augmenter et il ne peut être garanti que nous serons en mesure d'obtenir une assurance appropriée pour nous couvrir contre les réclamations en responsabilité médicale à l'avenir à des conditions qui soient économiquement raisonnables, si tant est qu'une telle assurance puisse être obtenue. De surcroît, les réclamations de cette nature, si elles ont gain de cause, pourraient entraîner des jugements en dommages-intérêts en faveur des demandeurs qui excèdent les plafonds de toute couverture d'assurance applicable. Si la couverture d'assurance souscrite ne suffit pas à couvrir les réclamations présentées, l'insuffisance en résultant pourrait avoir un effet négatif important sur nos activités et notre exploitation.

Les couvertures d'assurance des CCA de Northstar pourraient ne pas couvrir toutes les réclamations contre eux, ni être accessibles à un coût raisonnable, si tant est qu'une telle couverture puisse être obtenue. Si les CCA de Northstar ne peuvent maintenir la couverture d'assurance, si des jugements sont obtenus en excédent de la couverture que les CCA de Northstar maintiennent ou si les CCA de Northstar sont tenus de verser des dommages-intérêts punitifs non assurés ou de verser des amendes en vertu de poursuites « *qui tam* », ils seraient exposés à des obligations supplémentaires substantielles. Northstar ne peut garantir que chaque CCA de Northstar sera en mesure de maintenir une couverture d'assurance moyennant une prime raisonnable, si tant est qu'il le puisse, que la couverture suffira à satisfaire aux décisions défavorables vis-à-vis des CCA de Northstar ou que le nombre de réclamations n'augmentera pas.

Nous nous fondons sur la technologie

La technologie médicale qu'utilisent nos CCA évolue constamment et représente un coût important pour faire affaire. Il ne peut être garanti que les équipements achetés ou loués par nos CCA ne seront pas améliorés ni rendus obsolètes à la suite de percées de la technologie médicale ou que nos CCA seront en mesure de financer ou de louer des équipements supplémentaires nécessaires pour demeurer concurrentiels si les médecins de son personnel médical ont besoin de ces équipement modernes ou si ces équipements actuels devenaient obsolètes. Cela pourrait avoir un effet négatif sur nos activités et notre situation financière.

Nous serons soumis aux coûts à la hausse

Le coût de la prestation de nos services est à la hausse et il devrait continuer à s'apprécier à un rythme plus élevé que celui qui est prévu pour l'ensemble des biens de consommation. Nos activités, nos résultats d'exploitation ou notre situation financière pourraient subir le contrecoup de notre incapacité à mettre en œuvre une augmentation annuelle des paiements privés en raison des conditions du marché, ou autrement augmenter notre produit ou, dans une moindre mesure, si les taux de remboursement des sources Medicaid et Medicare ne sont pas rajustés pour couvrir les augmentations de coûts de main-d'œuvre et des autres frais.

Nous dépendons des recommandations

Notre succès dépend pour bonne part des recommandations de patients à nos chirurgiens provenant d'autres médecins, systèmes, régimes de soins médicaux et autres dans les collectivités où nous sommes présents et il dépend de la capacité de notre personnel médical à entretenir de bonnes relations avec ces sources de recommandation. Les chirurgiens qui utilisent nos CCA et ceux qui recommandent des patients ne sont pas, de façon générale, nos employés et, dans de nombreux cas, la plupart des médecins jouissent de privilèges d'admission dans d'autres hôpitaux et (sous réserve d'ententes de non-concurrence qui pourraient avoir été conclues dans le cadre des conventions de sociétés en commandite) peuvent utiliser ces autres établissements et recommander des patients à d'autres prestataires. Si nous ne réussissons pas à cultiver et entretenir de solides relations avec nos chirurgiens et leurs sources de recommandations, le nombre d'interventions chirurgicales pratiquées dans nos CCA pourrait diminuer et entraîner une baisse des produits d'exploitation. Cela pourrait nuire à nos activités, à nos résultats d'exploitation et à notre situation financière.

Nous pourrions être assujettis à des changements dans la loi actuelle ou à l'adoption future de dispositions législatives

Ces dernières années, diverses initiatives législatives et réglementaires ont été mises de l'avant tant au niveau fédéral qu'étatique relativement à la propriété, par des médecins, d'entités de soins de santé auxquels les médecins recommandent des patients, aux programmes de paiement tiers et à d'autres questions réglementaires qui concernent les CCA. Il n'est pas possible de prédire quelles initiatives fédérales ou étatiques éventuelles seront adoptées à l'avenir, ni de prévoir comment ces changements pourraient nous toucher. Si un organisme fédéral ou étatique adopte une position différente ou édicte de nouvelles dispositions législatives qui concernent les CCA, nous pourrions subir une réduction importante de nos produits d'exploitation, nous pourrions être exclus de la participation au programme de tiers payeurs ou nous pourrions être passibles de sanctions civiles et criminelles futures.

Nous pourrions être confrontés à une pénurie de personnel infirmier autorisé

Les États-Unis connaissent actuellement une pénurie de personnel infirmier autorisé. Le défaut des CCA de Northstar d'embaucher et de conserver un tel personnel pourrait avoir un effet négatif important sur nos activités et notre situation financière.

Risques liés à la structure de l'émetteur et du présent placement

Notre capacité de verser des dividendes dépend de Northstar Acquisition qui, en bout de ligne, dépend des CCA de Northstar pour la totalité de l'encaisse disponible pour les dividendes

Nous sommes une société de portefeuille ne disposant d'aucun actif en propre et nous sommes totalement dépendants des activités et des actifs des sociétés en commandite Northstar par le truchement de notre propriété indirecte de participations dans Northstar Acquisitions. Le versement de dividends en espèces aux porteurs d'actions ordinaires seront fonction de la capacité de Northstar Acquisitions de nous verser des dividendes, laquelle, à son tour, dépend de la capacité des sociétés en commandite Northstar de faire des distributions indirectement à Northstar Acquisitions. Le montant réel d'encaisse disponible pouvant être versé sous forme de dividendes aux porteurs d'actions ordinaires dépendra de nombre de facteurs qui ont trait à chacun des CCA de Northstar, y compris la rentabilité, l'évolution des produits d'exploitation, les variations du fonds de roulement, la durabilité des marges de BAIIA, les niveaux de dépenses en immobilisations, les lois applicables et les restrictions contractuelles contenues dans les actes qui régissent la dette. Toute réduction du montant d'encaisse disponible pour distribution ou réellement distribué indirectement par les sociétés en commandite Northstar à Northstar Acquisitions viendra réduire le montant d'encaisse disponible pour que nous puissions verser des dividendes aux porteurs d'actions ordinaires. Il s'ensuit que nos dividendes en espèces ne sont pas garantis et varieront en fonction du rendement des CCA de Northstar.

Nous ne contrôlerons pas les affaires médicales quotidiennes et certaines autres affaires des CCA de Northstar

Northstar Subco possédera une participation indirecte de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation indirecte de 60 % dans la société en commandite Kirby. Nous contrôlerons chaque CCA de Northstar par le truchement de nos droits contractuels (voir « Les sociétés en commandite Northstar – Conventions de sociétés en commandite »). Même si nous gérons de manière indirecte les affaires commerciales quotidiennes de chaque CCA de Northstar aux termes d'un contrat de gestion, nous n'aurons que le droit d'être présents et d'être observateurs au moment des réunions du conseil médical de chaque CCA de Northstar. Ainsi, nous n'aurons pas la possibilité de diriger les affaires médicales quotidiennes des CCA de Northstar, mais plutôt ses affaires et activités commerciales, le tout ainsi qu'énoncé dans les conventions de sociétés en commandite. En outre, certaines mesures prises par les sociétés en commandite Northstar sont assujetties à un droit de veto par vote écrit d'une participation majoritaire des médecins commanditaires, y compris l'approbation du budget annuel et du plan annuel (sous réserve du droit de Northstar GPco de poursuivre l'exploitation des CCA de Northstar de manière à préserver ses activités et sa réputation, ses relations d'affaires et son installation physique). Se reporter aux rubriques « Les sociétés en commandite Northstar – Conventions de société en commandite – Vote majoritaire des médecins ».

La distribution de la totalité des espèces disponibles pourrait restreindre notre potentiel de croissance et celui des CCA de Northstar

Le versement par les sociétés en commandite Northstar de la quasi-totalité de leurs flux de trésorerie d'exploitation fera que les dépenses d'exploitation et en immobilisations supplémentaires seront fonction de l'accroissement des flux de trésorerie ou de financements additionnels à venir. L'absence de ces fonds pourrait restreindre la croissance future de chaque CCA de Northstar et ses flux de trésorerie. En outre, nous pourrions être empêchés de poursuivre d'autres acquisitions intéressantes parce qu'elles pourraient ne pas accroître notre valeur à court terme.

Le versement de dividendes n'est pas garanti

En dépit de ce qu'il soit pour l'instant projeté que le conseil des gestionnaires ou d'administration de Northstar Acquisitions et de l'émetteur soit le même, l'émetteur ou Northstar peut modifier, à son entière discrétion, la politique existante en matière de dividendes versés aux propriétaires des actions ordinaires. Les distributions et dividendes futurs de ces sociétés dépendront, entre autres, s'il y en a, des résultats d'exploitation, des besoins de trésorerie, de la situation financière, des restrictions contractuelles, des occasions d'affaires, des dispositions législatives applicables et d'autres facteurs que le conseil des gestionnaires ou d'administration de Northstar Acquisitions tout comme de l'émetteur peuvent juger pertinent. La direction de ces entités peut hausser le niveau des distributions prévues dans leurs politiques de distribution existantes ou cesser totalement les distributions.

Les variations des taux de change pourraient avoir des répercussions sur le montant de l'encaisse disponible pour le versement de dividendes

Nos dividendes aux porteurs d'actions ordinaires seront libellés en dollars canadiens. Toutefois, la totalité des produits d'exploitation et des charges des CCA de Northstar et de Northstar Acquisitions, de même que les distributions que nous recevons de Northstar Holdco et de Northstar Acquisitions et que Northstar Acquisitions reçoit des sociétés en commandite Northstar seront libellés en dollars américains. Il s'ensuit que nous serons exposés à des risques de taux de change. Bien que nous projetions de conclure, directement ou non, des contrats de couverture pour atténuer ces risques de taux de change, il ne peut être garanti que ces contrats suffiront à nous protéger pleinement contre ces risques. Si les opérations de couverture ne nous protègent pas pleinement contre ces risques, un changement dans le taux de change entre le dollar du Canada et des États-Unis pourrait avoir un effet négatif important sur notre capacité à maintenir un niveau constant de dividendes en dollars canadiens. En outre, les gains que nous réalisons aux termes de ces contrats de couverture pourraient donner lieu à un revenu imposable aux fins du fisc canadien. Toute obligation fiscale découlant de ces contrats de couverture pourrait entraver notre capacité de maintenir un niveau constant de dividendes.

Une dette importante pourrait avoir des conséquences négatives sur nos activités

Bien qu'il soit prévu que ni l'émetteur ni ses filiales n'aient de dettes impayées ou de financements ou de contrats de location-exploitation (autres que les baux liés à leurs immeubles) immédiatement après la conclusion du présent placement, nous pourrions à l'avenir contracter des dettes (y compris l'accord de crédit renouvelable, ou conclure des baux qui équivalent à de la dette. L'effet de levier sur une base consolidée pourrait avoir des conséquences importantes pour les porteurs d'actions ordinaires, dont ce qui suit :

- la capacité future de l'émetteur, de Northstar Acquisitions et des CCA de Northstar d'obtenir du financement supplémentaire au titre du fonds de roulement, des dépenses en immobilisations ou d'autres fins pourrait être restreinte;
- la capacité de l'émetteur ou des CCA de Northstar de refinancer la dette à des conditions acceptables pour l'émetteur, si tant est qu'il le puisse;
- l'affectation vraisemblable d'une part importante de nos flux de trésorerie provenant des activités d'exploitation (sur une base consolidée) au paiement du capital et des intérêts de la dette de l'émetteur ou d'une de ses filiales, réduisant ainsi les fonds disponibles pour les activités, les dépenses en immobilisations et/ou les dividendes futurs sur les actions ordinaires de l'émetteur;
- la vulnérabilité potentielle des CCA de Northstar aux ralentissements économiques et la capacité de résister aux pressions concurrentielles.

En outre, les clauses financières restrictives prévues par la convention de rachat pourraient nous restreindre dans notre capacité de contracter des dettes.

Les émissions futures d'actions ordinaires pourraient entraîner une dilution

Nos statuts constitutifs autorisent l'émission d'un nombre illimité d'actions ordinaires suivant les modalités que le conseil d'administration, sans l'approbation des actionnaires, fixe. Nous pouvons émettre d'autres actions ordinaires à l'avenir dans le cadre d'un financement ou d'une acquisition future. L'émission d'autres actions ordinaires pourrait entraîner la dilution du placement d'un investisseur dans notre société.

Restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens

Northstar Acquisitions, Northstar Subco, Northstar Holdco et Ventures sont constituées sous le régime de droit de l'État du Delaware et chaque société en commandite Northstar est constituée en vertu des lois de l'État du Texas. Tous les actifs des CCA de Northstar sont situés à l'extérieur du Canada et certains des administrateurs et des dirigeants, de même que certains des experts nommés dans le présent prospectus, sont des résidents des États-Unis d'Amérique. Il s'ensuit qu'il pourrait être difficile voire impossible par les investisseurs de Ventures, ou à l'une ou l'autre des sociétés en commandite Northstar ou à leurs administrateurs, dirigeants et experts respectifs qui ne sont pas des résidents du Canada ou de réaliser contre eux, au Canada, la valeur de jugements rendus par des tribunaux du Canada fondés sur les dispositions en matière de responsabilité civile des lois provinciales canadiennes applicables en valeurs mobilières. Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures et chaque société en commandite Northstar ont été avisées par des conseillers juridiques des États-Unis qu'il subsiste un doute quant au caractère exécutoire, aux États-Unis, dans le cadre d'actions principales, ou dans le cadre d'actions visant à assurer l'exécution de jugements rendus par des tribunaux canadiens, de responsabilités civiles fondées sur ces lois provinciales canadiennes applicables en valeurs mobilières. En outre, chaque société en commandite Northstar conviendra de nous indemniser au titre des violations de déclarations faites et des garanties données par elles aux termes de la convention d'achat d'une participation de société en commandite. Cependant, les obligations d'indemnisation sont limitées de la manière décrite sous « Convention d'achat de participation de sociétés en commandite » et, par conséquent, nous pourrions ne pas pouvoir récupérer le plein montant de toute perte ou de tous dommages-intérêts subis par elle en raison de cette violation au détriment de l'émetteur et, en bout de ligne, des porteurs d'actions ordinaires de l'émetteur. Enfin, il ne peut être garanti que les sociétés en commandite Northstar disposerons de suffisamment d'actifs pour satisfaire à toute obligation d'indemnisation.

Nous sommes assujettis aux lois fiscales canadiennes

Le revenu de l'émetteur et de ses entités liées doit être calculé en conformité avec les lois fiscales canadiennes et étrangères, selon le cas, et l'émetteur est assujetti aux lois fiscales canadiennes, lesquelles peuvent être modifiées de manière à nuire au montant des distributions versées aux actionnaires. Il n'est nullement assuré que la législation fiscale fédérale canadienne, son interprétation judiciaire ou les pratiques administratives et de cotisation de l'Agence du revenu du Canada ne seront pas modifiées d'une façon qui aura des effets négatifs pour les actionnaires.

Il n'est nullement garanti que les administrations fiscales ne chercheront pas à contester certaines positions fiscales adoptées par l'émetteur et ses entités liées. Particulièrement, l'émetteur sera tenu d'inclure dans le calcul de son revenu tous les dividendes qui lui ont été versés sur les parts de catégorie A d'Acquisitions et les actions ordinaires de Northstar Holdco que détient l'émetteur. L'émetteur devrait également avoir droit à une déduction correspondant au montant des dividendes que Northstar Subco ou Northstar Holdco tire des activités continues des sociétés en commandite Northstar. Le résultat net de cette inclusion au revenu et la déduction correspondante est que l'émetteur ne devrait pas être imposable sur les dividendes reçus de Northstar Subco et de Northstar Holdco. Si cette déduction était refusée, l'émetteur serait toutefois assujetti à l'impôt canadien des sociétés sur ces dividendes, ce qui pourrait avoir un effet négatif important sur le montant d'encaisse disponible pour que l'émetteur le distribue à ses actionnaires. L'émetteur a reçu un avis de conseillers juridiques portant que les dividendes reçus de Northstar Subco et de Northstar Holdco devraient être déductibles pour lui.

En raison de ce que les parts de catégorie A d'Acquisitions sont libellés en dollars américains, l'obligation fiscale canadienne éventuelle découlant de la disposition de ces parts par l'émetteur (aux termes de la convention de rachat ou autrement) sera touchée par les variations de change entre le dollar du Canada et le dollar des États-Unis d'Amérique. Toute obligation fiscale canadienne découlant de la disposition de parts de catégorie A d'Acquisitions

pourrait grandement nuire au montant d'encaisse disponible pour que l'émetteur le distribue à ses actionnaires à ce moment-là.

Nous sommes assujettis aux lois fiscales américaines

Risques fiscaux américains

Il ne peut être garanti que les lois fédérales américaines en matière d'impôt sur le revenu et les politiques administratives de l'Internal Revenue Service qui concernent les conséquences fiscales fédérales américaines décrites aux présentes ne seront pas modifiées d'une façon qui porte atteinte aux porteurs des actions ordinaires.

L'émetteur et les preneurs fermes recevront des avis, aux fins du fisc fédéral américain, selon lequel les opérations énoncées aux présentes suivant lesquelles les parts de catégorie A d'Acquisitions sont vendues aux termes de la convention de rachat, lorsque considérées conjointement avec les modalités de la garantie, devrait être traitées comme une opération de financement (une « opération de financement ») conclue avec Northstar Holdco à titre d'emprunteur et l'émetteur à titre de prêteur et (ii) et les versements de dividendes opérés sur les parts de catégorie A d'Acquisitions devraient être traités comme intérêts débiteurs de Northstar Holdco.

Il existe un risque que l'opération de financement soit traitée pour les besoins du fisc fédéral américain à titre de capitaux propres plutôt que de capitaux d'emprunt, auquel cas les intérêts réputés par ailleurs déductibles versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions, seraient traités, de fait, à titre de distributions non déductibles. En outre, même si l'opération de financement est caractérisée comme capitaux d'emprunt, il y a un risque que l'on conclut à un taux d'intérêt supérieur au taux consenti sans lien de dépendance. Dans un tel cas, le montant de l'intérêt excédentaire par rapport à un montant issu de conditions normales du marché serait caractérisé de nouveau à titre de distributions non déductibles. L'incapacité de Northstar Holdco à déduire tout ou partie des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions pourrait accroître substantiellement son revenu imposable et, partant, ses obligations fiscales fédérales américaines. Cela viendrait réduire le revenu après impôts de Northstar Holdco disponible pour distribution. Aucune décision de l'Internal Revenue Service n'a été demandée quant à la question de savoir si l'opération de financement devrait être traitée comme capitaux propres aux fins du fisc fédéral américain.

De façon générale, la disposition 163(j) du Code restreint les déductions d'une société par actions au titre des intérêts versés à des personnes étrangères liées exonérées de l'impôt américain dans des années où : (i) le ratio d'endettement de la société américaine contribuable dépasse 1,5 à 1 (fondé sur l'assiette fiscale des actifs); et (ii) les intérêts débiteurs nets de la société par actions (*c.-à-d.*, l'excédent des intérêts débiteurs par rapport aux intérêts créditeurs) dépassent 50 % du « revenu imposable rajusté ». Le revenu imposable rajusté s'entend de façon générale du revenu imposable de la société par actions avant les intérêts débiteurs nets et l'amortissement. Aux fins de cette disposition 163(j), une société par actions et un créancier de cette société seront de façon générale « liés » si le créancier est propriétaire, directement ou par attribution, de plus de 50 % de la société en fonction du vote ou de la valeur.

Les règles du dépouillement du bénéfice aux termes de la disposition 163(j) du Code ci-dessus pourraient restreindre Northstar Holdco dans sa capacité à déduire des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions. En outre, il ne peut être assuré que les modifications futures apportées aux dispositions fiscales fédérales américaines ne viendront pas par ailleurs restreindre voire éliminer la capacité de Northstar Holdco de demander la déduction, aux fins du fisc fédéral américain, des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions. Une autre restriction ou l'élimination de la capacité de Northstar Holdco à demander des déductions au titre des versements d'intérêt réputés sous forme de dividendes sur les parts de catégorie A d'Acquisitions pourrait accroître l'obligation fiscale fédérale américaine de Northstar Holdco, ce qui réduirait le montant des distributions que l'émetteur recevrait par ailleurs et, partant, aurait un effet négatif sur l'encaisse disponible pour distribution aux porteurs d'actions ordinaires.

Les conventions de non-sollicitation et de non-concurrence des médecins commanditaires, de Ventures et d'autres pourraient ne pas être opposables

Northstar et ses filiales bénéficient de diverses clauses de non-concurrence. Aux termes des conventions de sociétés en commandite, les médecins commanditaires des CCA de Northstar concluront des conventions de non-sollicitation et de non-concurrence en faveur de l'émetteur et de Northstar Acquisitions. De plus, aux termes des conventions d'achat de participations de sociétés en commandite, les vendeurs aux termes de ces conventions concluront des ententes semblables.

Aux termes de la convention d'investissement, Ventures conviendra de ne pas concurrencer l'émetteur ni ses filiales dans le secteur des CCA dans l'État du Texas durant cinq années. M. Donald L. Kramer, M.D., conviendra dans son contrat de travail de ne pas rivaliser avec Northstar au cours de son emploi et durant une période prenant fin au dernier de ces événements à se produire, soit le cinquième anniversaire de la date de clôture soit six mois après la cessation de son emploi. De surcroît, M. Stewart A. Feldman a convenu de ne pas rivaliser avec Northstar dans le secteur des CCA au cours de la durée des arrangements décrits à la rubrique « Activités de Northstar – Stratégie de croissance de Northstar – Croissance au moyen d'acquisitions ».

Un tribunal pourrait déterminer que ces stipulations ne sont pas opposables. Si ces arrangements ne sont pas opposables, n'importe laquelle des personnes ci-dessus pourraient être propriétaires et exploitantes d'établissements de chirurgie concurrents dans des marchés où les CCA de Northstar sont situés, ce qui pourrait grandement nuire aux activités des CCA de Northstar. Se reporter aux rubriques « Les sociétés en commandite Northstar – Conventions de société en commandite – Engagement de non-concurrence », « Convention d'investissement et opérations connexes – Convention d'achat de participations de sociétés en commandite – Engagement de non-concurrence », « Rémunération de la direction – Contrat d'emploi et entente de non-concurrence » et « Activités de Northstar - Stratégie de croissance de Northstar – Croissance au moyen d'acquisitions ».

Conflits d'intérêts éventuels

Il pourrait y avoir conflit en raison du fait que M. Donald L. Kramer, M.D., administrateur et chef de la direction de l'émetteur, sera médecin commanditaire minoritaire de la société en commandite Palladium. En outre, les opérations en vertu desquelles l'émetteur acquerra une participation indirecte dans chacune des sociétés en commandite Northstar ont été négociées entre les conseillers juridiques de Ventures et les vendeurs aux termes des conventions d'achat de participations de société en commandite. M. Kramer est un vendeur aux termes de la convention d'achat d'une participation de société en commandite qui a trait à la société en commandite Palladium. En outre, certains membres de la direction détiendront collectivement une participation de société en commandite d'environ 1,5 % dans la société en commandite Palladium. Même s'il était projeté que ces opérations soient négociées essentiellement sans lien de dépendance, il ne peut être garanti que des parties indépendantes négociant dans des conditions normales de marché en seraient arrivées aux mêmes conditions.

Mise à exécution de droits contre Ventures

Aux termes de la convention d'investissement et de la convention de prise ferme, Ventures conviendra d'indemniser l'émetteur et les preneurs fermes à l'égard des violations de déclarations faites et de garanties données par Ventures que contiennent ces conventions. La convention d'investissement et la convention de prise ferme renfermeront des déclarations, des garanties et des indemnisations connexes de Ventures portant que le présent prospectus constitue la divulgation complète, véridique et claire de tous les faits importants relatifs à l'émetteur et aux actions ordinaires et ne contient aucune représentation inexacte des faits (au sens de cette expression dans la *Loi sur les valeurs mobilières* (Ontario)). Ventures indemnisera l'émetteur tout comme les preneurs fermes au titre des violations de ses déclarations et de ses garanties données à l'égard du prospectus.

L'obligation globale de Ventures aux termes des déclarations relatives au prospectus et l'indemnisation connexe sera soumise à une franchise de 500 000 $ et sera plafonnée de façon à correspondre à la somme (i) du produit net comptant que touche Ventures à la clôture, plus (ii) les parts de catégorie B d'Acquisitions et les parts de catégorie B de Subco détenues par Ventures à l'occasion. Les principaux actifs vis-à-vis desquels l'émetteur pourra soumettre une réclamation sont formés des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco détenues par Ventures. La valeur des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco

augmentera et diminuera au même rythme que la valeur des actions ordinaires. Par conséquent, il ne peut être assuré que l'émetteur effectue une récupération complète auprès deVentures au titre des violations vis-à-vis des déclarations ou garanties du fait que Ventures.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme, l'émetteur a convenu de vendre • actions ordinaires, et les preneurs fermes ont convenu d'acheter individuellement, à titre de contrepartistes, à la date de clôture, sous réserve des modalités énoncées aux présentes, la totalité des actions ordinaires offertes aux présentes au prix de • $ l'action ordinaire pour un prix global de • $ payable en espèces contre livraison des certificats représentant ces actions ordinaires. En contrepartie des services rendus dans le cadre du présent placement, l'émetteur a convenu de verser aux preneurs fermes une rémunération globale de • $, ou • $ l'action ordinaire. Le prix d'offre des actions ordinaires a été déterminé par voie de négociation entre l'émetteur et les preneurs fermes.

Les obligations qui incombent aux preneurs fermes aux termes de la convention de prise ferme sont conditionnelles et ceux-ci peuvent y mettre fin à leur gré selon leur évaluation de l'état des marchés financiers et ceux-ci peuvent également y mettre fin si certains événements précisés surviennent. Toutefois, les preneurs fermes sont tenus individuellement de prendre livraison et de payer pour la totalité des actions ordinaires offertes dans le cadre du présent prospectus si une des actions ordinaires est achetée aux termes de la convention de prise ferme.

Les souscriptions à l'égard des actions ordinaires seront reçues sous réserve du rejet ou de l'attribution en totalité ou en partie et on se réserve le droit de clore les registres de souscription en tout temps sans préavis.

L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie pour une période de 30 jours à compter de la clôture, visant l'achat d'un maximum de • actions ordinaires supplémentaires selon les mêmes modalités que celles présentées ci-dessus uniquement pour couvrir les attributions excédentaires, le cas échéant, et aux fins de stabilisation du marché.

L'émetteur et Ventures ont convenu d'indemniser les preneurs fermes et les membres respectifs du même groupe qu'eux et leurs administrateurs, membres de la direction et employés respectifs contre certaines responsabilités, y compris les responsabilités civiles en vertu de la législation sur les valeurs mobilières provinciales canadiennes, ou de contribuer aux paiements que les preneurs fermes peuvent être tenus d'effectuer à cet égard.

Aux termes des instructions générales des commissions des valeurs mobilières compétentes, les preneurs fermes ne peuvent, pendant toute la période du placement aux termes du présent prospectus, offrir d'acheter ou acheter des actions ordinaires. La restriction qui précède est assujettie à certaines exceptions, si l'offre ou l'achat n'est pas effectué afin de créer une négociation active réelle ou apparente ou pour augmenter le prix de ces titres. Ces exceptions incluent une offre ou un achat autorisé aux termes des règles et des règlements de la TSX se rapportant à la stabilisation du marché et aux activités de maintien passif du marché, et une offre ou un achat effectué par un client ou pour le compte de celui-ci lorsque l'offre n'a pas été sollicitée au cours de la période du placement. Dans le cadre du présent placement, les preneurs fermes peuvent, sous réserve de ce qui précède et de la loi applicable, effectuer des attributions excédentaires ou des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux supérieurs à ceux qui auraient par ailleurs prévalu sur le marché libre. Si elles sont entreprises, de telles opérations peuvent être interrompues à tout moment.

Avant le placement, il n'existait aucun marché public pour les actions ordinaires.

Les investisseurs éventuels dans les actions ordinaires doivent se familiariser avec l'ensemble des lois et des règlements applicables relatifs à l'offre, à la vente et au transfert des actions ordinaires et se conformer à ceux-ci.

Les actions ordinaires offertes aux présentes n'ont pas été et ne seront pas inscrites en vertu de la Loi de 1933 ou des lois sur les valeurs mobilières d'un État des Etats-Unis et ne peuvent être offertes ou vendues ou autrement disposées aux Etats-Unis.

En outre, Ventures a convenu de ne pas, directement ou indirectement, émettre, vendre, offrir, céder, transférer, grever, octroyer une sûreté, s'engager à vendre, octroyer une option ou un bon de souscription d'achat, effectuer une vente à découvert ou autrement conclure une convention (y compris une convention de monétisation ou d'opérations de couverture ou opérations similaires) au cours de la période commençant à la date des présentes et se terminant un an après la date de clôture, qui a pour effet de transférer un ou l'ensemble des avantages économiques de la propriété de ses parts de catégorie B de Subco ou ses parts de catégorie B d'Acquisitions ou annoncer publiquement son intention de le faire, sans avoir obtenu au préalable le consentement écrit de BMO Nesbitt Burns Inc. (pour le compte des preneurs fermes), ce consentement ne pouvant être retenu de façon déraisonnable.

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Goodmans LLP, conseillers juridiques de l'émetteur, et de Borden Ladner Gervais s.r.l., S.E.N.C.R.L., conseillers juridiques des preneurs fermes, le texte qui suit est, en date du présent prospectus, un résumé des principales incidences fiscales fédérales canadiennes généralement applicables à un porteur d'actions ordinaires acquises dans le cadre du présent placement (un « porteur ») qui, aux fins de la Loi de l'impôt et à tout moment pertinent, est résident ou réputé résident du Canada, n'a aucune lien de dépendance avec l'émetteur, et n'est pas membre du même groupe que l'émetteur, et détient des actions ordinaires à titre d'immobilisations. Les actions ordinaires seront généralement considérées être des immobilisations pour un porteur si le porteur ne détient pas ses actions ordinaires dans le cours de l'exploitation d'activités visant l'achat ou la vente de titres, et n'a pas acquis de telles actions ordinaires dans le cadre d'une ou de plusieurs opérations considérées être une entreprise à caractère commercial. Certains porteurs canadiens dont les actions ordinaires ne peuvent par ailleurs être admissibles à titre d'immobilisations peuvent, dans certaines circonstances, traiter ces actions ordinaires à titre d'immobilisations en effectuant le choix irrévocable prévu par le paragraphe 39(4) de la Loi de l'impôt.

Le présent résumé ne s'applique pas au porteur qui est une « institution financière » (au sens de la Loi de l'impôt aux fins des règles d'évaluation à la valeur du marché) ou une « institution financière déterminée » ou au porteur dont la participation est un « abri fiscal déterminé » (au sens de la Loi de l'impôt). De tels porteurs devraient consulter leurs propres conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur à la date du présent prospectus et l'interprétation des conseillers juridiques des pratiques de cotisation et des politiques d'administration publiées actuelles de l'Agence du revenu du Canada. L'ensemble des propositions précisées visant à modifier la Loi de l'impôt qui ont publiquement été annoncées par le ministre des Finances (Canada) ou en son nom (les « propositions fiscales ») avant la date du présent prospectus sont prises en considération, et on suppose que l'ensemble des propositions fiscales seront adoptées. Rien ne saurait garantir que les propositions fiscales seront adoptées ou qu'elles seront adoptées dans leur forme actuelle. Le présent résumé ne tient pas compte autrement ou n'anticipe pas de modifications à la loi, que ce soit au moyen d'une décision, d'une mesure, ou d'une interprétation de nature législative, judiciaire ou administrative, dans les pratiques de cotisation ou politiques d'administration de l'Agence du revenu du Canada, ni n'aborde ou ne tient compte de la législation fiscale provinciale, territoriale ou étrangère ou des incidences qui peuvent différer de façon significative de celles dont il est question dans le prospectus.

Le présent résumé n'est pas exhaustif quant à toutes les incidences fiscales fédérales canadiennes possibles applicables à un investissement dans les actions ordinaires. Qui plus est, les incidences sur le revenu ou les autres incidences fiscales résultant de l'acquisition, de la détention ou de la disposition d'actions ordinaires dépendront des circonstances particulières du porteur, y compris la province ou les provinces où le porteur réside ou encore où il exploite une entreprise. Le présent résumé est de nature générale seulement et ne constitue pas un avis juridique ou fiscal, ni ne devrait être interprété comme tel, à un acheteur éventuel d'actions ordinaires en particulier. Les investisseurs devraient consulter leurs propres conseillers fiscaux quant aux incidences fiscales d'un investissement dans les actions ordinaires concernant leurs circonstances particulières.

Imposition des dividendes sur les actions ordinaires

Les dividendes reçus ou réputés reçus par un porteur sur les actions ordinaires seront inclus dans le calcul du revenu du porteur aux fins de la Loi de l'impôt. Ces dividendes reçus ou réputés reçus par un porteur qui est un

particulier (autre que certaines fiducies) seront assujettis aux règles de majoration et de crédit fiscal pour dividendes généralement applicables en vertu de la Loi de l'impôt à l'égard des dividendes reçus sur les actions de société canadienne imposables. L'émetteur a l'intention de désigner les dividendes qu'il verse à titre de « dividendes admissibles » donnant droit au crédit pour les dividendes améliorés.

Un porteur qui est une société inclura les dividendes reçus ou réputés reçus sur les actions ordinaires dans le calcul de son revenu et aura généralement le droit de déduire le montant de ces dividendes dans le calcul de son revenu imposable. Un porteur qui est une « société privée » ou une « société assujettie » (au sens attribué à ces termes dans la Loi de l'impôt) sera généralement tenu, en vertu de la partie IV de la Loi de l'impôt, de payer un impôt remboursable de 33⅓ % des dividendes reçus ou réputés reçus sur les actions ordinaires dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable du porteur.

Disposition des actions ordinaires

Une disposition, ou une disposition réputée, d'une action ordinaire par un porteur donnera généralement lieu à un gain en capital (ou à une perte en capital) correspondant au montant par lequel le produit de disposition, déduction faite des frais raisonnables de disposition, excède (ou est inférieur) au prix de base rajusté pour le porteur d'actions ordinaires. En règle générale, la moitié d'un gain en capital (un « gain en capital imposable ») réalisé par un porteur dans une année d'imposition donnée sera inclus dans le calcul du revenu du porteur pour cette année et la moitié des pertes en capital (une « perte en capital déductible ») subie par un porteur dans une année d'imposition donnée peut être déduite des gains en capital imposables réalisés par le porteur dans cette année. Les pertes en capital déductibles excédant les gains en capital imposables réalisés dans une année d'imposition donnée peuvent être reportées et déduites pour les trois années d'imposition précédentes ou reportées et déduites dans une année d'imposition ultérieure contre les gains en capital imposables nets réalisés au cours de ces années, sous réserve des dispositions de la Loi de l'impôt et conformément à celles-ci.

Le montant d'une perte en capital subie par un porteur qui est une société sur la disposition d'une action ordinaire peut être réduit par le montant des dividendes reçus ou réputés reçus par ce dernier sur une telle action ordinaire (ou sur une action par laquelle l'action ordinaire a été remplacée) dans la mesure et dans les circonstances prévues par la Loi de l'impôt. Des règles similaires peuvent s'appliquer lorsqu'une société est membre d'une société de personnes ou bénéficiaire d'une fiducie qui est propriétaire d'actions ordinaires, directement ou indirectement par l'intermédiaire d'une société de personnes ou d'une fiducie.

Un porteur qui est une « société privée sous contrôle canadien » (au sens attribué à ce terme dans la Loi de l'impôt) peut être tenu de payer un impôt remboursable supplémentaire de 6⅔ % sur certains revenus de placement, y compris des gains en capital imposables.

Impôt minimum de remplacement

Les particuliers, y compris certaines fiducies, sont assujettis à un impôt minimum de remplacement. En règle générale, les dividendes reçus ou réputés reçus sur les actions ordinaires et sur les gains en capital réalisés au moment de la disposition ou de la disposition réputée d'actions ordinaires peuvent augmenter l'obligation d'un porteur à l'égard de l'impôt minimum de remplacement. Les porteurs devraient consulter leurs propres conseillers concernant l'impôt minimum de remplacement.

SYSTÈME D'INSCRIPTION EN COMPTE

Des certificats sous forme d'inscription en compte seulement représentant les actions ordinaires vendues dans le cadre du présent placement au Canada seront émis sous forme d'inscription à la CDS ou son prête-nom à la clôture du présent placement. Les transferts de propriété des actions ordinaires au Canada seront en vigueur au moyen de registres maintenus par les adhérents au service de dépôt de la CDS (les « adhérents de la CDS »), ce qui comprend des courtiers en valeurs mobilières, des banques et des sociétés de fiducie. Un accès indirect au système d'inscription en compte de la CDS est également offert à d'autres institutions qui maintiennent des relations de dépôt avec un adhérent de la CDS, soit directement ou indirectement. Chaque acquéreur d'une action ordinaire au Canada recevra un avis d'exécution de l'adhérent de la CDS de qui cette action ordinaire est achetée conformément aux pratiques et aux procédures de cet adhérent de la CDS.

Aucun porteur d'actions ordinaires n'aura le droit de recevoir un certificat ou un autre instrument de l'émetteur, de l'agent chargé de la tenue des registres et agent des transferts pour les actions ordinaires ou de la CDS attestant de la participation de cette personne ou la propriété des actions ordinaires, ou encore ne sera présenté sur les registres maintenus par la CDS, sauf par l'entremise d'un agent qui est un adhérent de la CDS. L'ensemble des droits d'un propriétaire d'actions ordinaires doivent être exercés par l'intermédiaire de la CDS, et l'ensemble des paiements ou autres biens auxquels ce propriétaire a le droit seront faits par la CDS ou remis à celle-ci ou à l'adhérent de la CDS par l'intermédiaire duquel le propriétaire détient ses actions ordinaires. La capacité d'un propriétaire véritable d'actions ordinaires de mettre en gage ses actions ordinaires ou autrement de prendre une mesure à l'égard de sa participation dans ses actions ordinaires (autrement que par l'intermédiaire d'un adhérent de la CDS) peut être restreinte en raison de l'absence de certificats matériels. L'émetteur n'émettra pas de fractions d'actions ordinaires.

L'émetteur a l'option de mettre fin au système d'inscription en compte par l'intermédiaire de la CDS, auquel cas des certificats attestant les actions ordinaires sous forme entièrement nominative seront délivrés aux porteurs d'actions ordinaires, à la date de prise d'effet de cette résiliation.

LITIGES

L'émetteur et ses filiales peuvent être l'objet de certaines réclamations et poursuites de temps à autre dans le cours de l'exercice de ses activités. La direction n'a connaissance d'aucun litige non réglé, envisagé ou en cours en date des présentes entrepris par Northstar ou ses filiales, Northstar Acquisitions ou ses filiales ou un des CCA de Northstar ou contre ceux-ci.

QUESTIONS D'ORDRE JURIDIQUE

Goodmans LLP, au nom de l'émetteur et Borden Ladner Gervais s.r.l., S.E.N.C.R.L., au nom des preneurs fermes, se prononceront sur certaines questions d'ordre juridique liées aux actions ordinaires offertes aux présentes. Kaye Scholer LLP, au nom de l'émetteur et Sherman & Sterling LLP, au nom des preneurs fermes, se prononceront sur certaines questions d'ordre juridiques liées aux questions d'ordre fiscale fédérale américaine.

En date des présentes, les associés et les salariés de Goodmans LLP, de Borden Ladner Gervais s.r.l., S.E.N.C.R.L., de Kaye Scholer LLP et de Sherman & Sterling LLP, respectivement, ne sont propriétaires, directement ou indirectement, d'aucun titre en circulation de l'émetteur, de Northstar Acquisitions ou des sociétés en commandite Northstar.

VENTES ANTÉRIEURES ET PRINCIPAUX ACTIONNAIRES

Le 16 mars 2007, l'émetteur a émis une action ordinaire à Stewart A. Feldman moyennant 10,00 $ CA. Cette action ordinaire sera acquise aux fins d'annulation par l'émetteur à la clôture à son prix d'émission.

À la connaissance de l'émetteur, à la clôture, aucune personne ni aucune société ne sera propriétaire véritable, directement ou indirectement, de plus de 10 % des actions ordinaires. Suivant la réalisation du placement, Ventures détiendra l'ensemble des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco.

PROMOTEUR

Ventures est considérée le promoteur de l'émetteur en raison de son initiative dans l'organisation des activités et des affaires internes de l'émetteur.

MEMRES DE LA DIRECTION ET PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Suivant la réalisation du placement, Ventures sera propriétaire de la totalité des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions,

Northstar Subco et sociétés en commandite Northstar ». M. Donald L. Kramer, M.D., administrateur et chef de la direction de l'émetteur, et M. Stewart A. Feldman, sont les seuls commanditaires de Ventures.

M. Donald M. Kramer, M. D., est vendeur dans le cadre de la convention d'achat de participations de société en commandite lié à la société en commandite Palladium et, suivant la clôture, sera un médecin commanditaire minoritaire de la société en commandite Palladium. Le Dr Kramer est également propriétaire d'une participation de 50 % dans The Palladium for Surgery – Dallas Ltd. et d'une participation de 50 % dans River Oaks Pain Management Center, les deux centres gérés qui seront gérés par Northstar Acquisitions après la clôture.

Les opérations dans le cadre desquelles l'émetteur fera l'acquisition d'une participation indirecte dans chacune des sociétés en commandite Northstar ont été négociées par The Feldman Law Firm LLP, conseillers juridiques de Ventures, auprès des vendeurs aux termes des conventions d'achat de participations de société en commandite. M. Stewart A. Feldman est l'associé directeur général de Feldman Law Firm LLP et est partie aux arrangements dont il est question à la rubrique « Activités de Northstar – Stratégie de croissance de Northstar – Croissance au moyen d'acquisitions ».

D'autres membres de la direction détiendront collectivement environ 1,5 % de la participation de commanditaire dans la société en commandite Palladium ainsi qu'une participation de 50 % dans The Palladium for Surgery – Dallas Ltd.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de l'émetteur sont BDO Dunwoody s.r.l., dont les bureaux principaux sont situés à Toronto, au Canada. L'agent des transferts et agent chargé de la tenue des registres pour les actions ordinaires est •, dont les bureaux principaux sont situés à Toronto, en Ontario.

CONTRATS IMPORTANTS

Les seuls contrats importants que l'émetteur a conclus au cours des deux dernières années, ou qu'il conclura d'ici la clôture du présent placement, autres que dans le cours normal de ses activités, sont les suivants :

(i) la convention de prise ferme dont il est question à la rubrique « Mode de placement »;

(ii) la convention d'investissement dont il est question à la rubrique « Convention d'investissement et opérations connexes »;

(iii) la convention de rachat dont il est question à la rubrique « Northstar Acquisitions – Capital-actions »;

(iv) la convention d'exploitation à l'égard de Northstar Acquisitions dont il est question à la rubrique « Northstar Acquisitions »;

(v) la convention d'exploitation à l'égard de Northstar Subco dont il est question à la rubrique « Northstar Subco »;

(vi) la convention de gestion et de partage des coûts à l'égard de chacune des sociétés en commandite Northstar dont il est question à la rubrique « sociétés en commandite Northstar – Gestion des sociétés en commandite Northstar »;

(vii) les conventions de société en commandite pour chacune des sociétés en commandite Northstar dont il est question à la rubrique « sociétés en commandite Northstar – Conventions de société en commandite ».

On peut consulter les exemplaires des contrats qui précèdent au siège social de l'émetteur durant les heures normales de bureau au cours de la période de placement des actions ordinaires offertes aux présentes et pour une période de 30 jours par la suite.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces et de certains territoires du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces et territoires, la législation en valeurs mobilières confère également à l'acquéreur le droit de demander la nullité, la révision du prix ou, dans certains territoires, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions devraient être effectuées dans les délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

GLOSSAIRE

Dans le présent prospectus, les termes et expressions suivants ont le sens qui leur est attribué ci-après, sauf indication contraire. Les termes et expressions au singulier comprennent le pluriel et inversement et cette distinction s'applique également aux genres masculin et féminin.

« **parts de catégorie A d'Acquisitions** » s'entend des parts spéciales de catégorie A représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts de catégorie B d'Acquisitions** » s'entend des parts spéciales de catégorie B représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts ordinaires d'Acquisitions** » s'entend des parts ordinaires représentant des participations à titre de membres dans Northstar Acquisitions;

« **parts privilégiées d'Acquisitions** » s'entend des parts privilégiées représentant des participations à titre de membre dans Northstar Acquisitions;

« **statuts constitutifs** » s'entend des statuts constitutifs de l'émetteur, en leur version modifiée;

« **CCA** » s'entend d'un établissement titulaire d'un permis délivré par le Department of State Health Services de l'État du Texas ou le département de santé de tout autre État des États-Unis l'autorisant, en tant que centre de chirurgie ambulatoire, à effectuer des interventions chirurgicales n'exigeant pas l'hospitalisation du patient pour plus de 24 heures;

« **BCBCA** » s'entend de la loi intitulée *Business Corporations Act* (Colombie-Britannique);

« **conseil d'administration** » s'entend du conseil d'administration de l'émetteur;

« **PCGR canadiens** » s'entend des principes comptables généralement reconnus du Canada;

« **capacité** » s'entend, lorsque ce terme est utilisé à l'égard d'un CCA, de la période de temps durant laquelle un bloc opératoire est occupé ou utilisé, divisée par la période de temps durant laquelle, de l'avis de la direction, le bloc opératoire pourrait être occupé ou utilisé, à savoir, en règle générale, huit heures par jour cinq jours semaine;

« **CDS** » s'entend de La Caisse canadienne de dépôt de valeurs limitée;

« **adhérents de CDS** » s'entend des adhérents du service de dépôt de CDS;

« **clôture** » s'entend de la clôture du présent placement;

« **date de clôture** » s'entend de la date de clôture du présent placement, à savoir le ou vers le • 2007, ou toute date ultérieure de la façon convenue, mais quoi qu'il en soit pas plus tard que le • 2007;

« **CMS** » désigne le Center for Medicare & Medicaid Services;

« **Code** » s'entend du *United States Internal Revenue Code of 1986*, en sa version modifiée;

« **actions ordinaires** » s'entend des actions ordinaires de l'émetteur;

« **DHHS** » s'entend du Department of Health and Human Services;

« **ORL** » s'entend de l'oto-rhino-laryngologie ou la chirurgie propre aux oreilles, au nez et à la gorge;

« **PCGR** » s'entend des principes comptables généralement reconnus des États-Unis;

« **garantie** » a le sens qui lui est attribué à la rubrique « Northstar Acquisitions – Capital-actions »;

« **convention d'investissement** » s'entend de la convention d'investissement intervenue entre l'émetteur, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures, Northstar LPco et Northstar GPco;

« **émetteur** » s'entend de Northstar Healthcare Inc., une société constituée sous le régime des lois de la province de la Colombie-Britannique;

« **CCA Kirby** » s'entend du Kirby Surgery Center, le CCA de Northstar qui appartient à la société en commandite Kirby;

« **société en commandite Kirby** » s'entend de Medical Ambulatory Surgical Suites, L.P. (laquelle sera été convertie de Medical Ambulatory Surgical Suites, L.L.P. à la clôture);

« **centres gérés** » s'entend des CCA et autres centres de soins de santé qui seront gérés par Northstar Acquisitions, y compris The Palladium for Surgery – Dallas et River Oaks Pain Management;

« **convention de gestion et de partage des coûts** » a le sens qui lui est attribué à la rubrique « Les sociétés en commandite Northstar – Gestion des sociétés en commandite Northstar »;

« **conseil médical** » s'entend des centres devant être gérés par Northstar Acquisitions après la clôture;

« **revenus recouvrés nets** » s'entend des paiements réels reçus de payeurs de tierces parties et de patients, déduction faite des remboursements;

« **revenus nets provenant des services fournis aux patients** » s'entend des revenus bruts reçus des patients, moins les provisions pour les rajustements contractuels avec des payeurs tiers, notamment Medicare, Medicaid ou des payeurs privés dans le cadre de régimes de soins gérés;

« **Northstar** » s'entend de Northstar Healthcare Inc., une société constituée sous le régime des lois de la province de la Colombie-Britannique;

« **Northstar Acquisitions** » s'entend de Northstar Healthcare Acquisitions, L.L.C., une société à responsabilité limitée du Delaware qui appartient en propriété exclusive à Northstar Holdco et à Ventures;

« **CCA de Northstar** » s'entend des CCA exploités par les sociétés en commandite Northstar;

« **Northstar GPco** » s'entend de Northstar Healthcare General Partner, L.L.C., une société à responsabilité limitée du Delaware et une filiale en propriété exclusive de Northstar Subco, qui exerce les fonctions de commandité pour chaque société en commandite Northstar;

« **Northstar Holdco** » s'entend de Northstar Healthcare Holdings, Inc., une société constituée sous le régime des lois de l'État du Delaware;

« **Northstar LPco** » s'entend de Northstar Healthcare Limited Partner, L.L.C., une société à responsabilité limitée du Delaware et une filiale en propriété exclusive de Northstar Subco, qui exerce les fonctions de commanditaire de chaque société en commandite Northstar;

« **convention de société en commandite Northstar** » s'entend, à l'égard de chaque société en commandite Northstar, la convention de société en commandite devant intervenir entre Northstar GPco, Northstar LPco et les médecins commanditaires de chaque société en commandite Northstar;

« **sociétés en commandite Northstar** » s'entend de la société en commandite Palladium et la société en commandite Kirby;

« **Northstar Subco** » s'entend de Northstar Healthcare Subco, L.L.C., une société à responsabilité limitée du Delaware qui appartient en propriété exclusive à Northstar Acquisitions et à Ventures;

« **placement** » s'entend du placement des actions ordinaires visées par le présent prospectus;

« **prix d'offre** » s'entend du prix de chaque action ordinaire vendue en vertu du présent placement;

« **comité d'exploitation** » s'entend, à l'égard de chaque société en commandite Northstar, du comité mis sur pied pour surveiller la gestion des activités commerciales de la société en commandite Northstar en question;

« **option pour attributions excédentaires** » a le sens qui lui est attribué à la rubrique « Mode de placement »;

« **CCA Palladium** » s'entend du Palladium for Surgery, le CCA de Northstar qui appartient à la société en commandite Palladium;

« **société en commandite Palladium** » désigne The Palladium for Surgery – Houston, Ltd. (laquelle aura été convertie de The Palladium for Surgery – Houston, L.L.P. à la clôture);

« **convention d'achat de participations de société en commandite** » s'entend, à l'égard de chaque société en commandite Northstar, de la convention en vertu de laquelle Northstar GPco et Northstar LPco acquerront de concert une participation à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation à hauteur de 60 % dans la société en commandite Kirby;

« **médecins commanditaires** » s'entend, à l'égard de chaque société en commandite Northstar, des médecins ou des personnes qui sont, directement ou indirectement, les commanditaires de chacune de ces sociétés en commandite Northstar et qui, après la réalisation du placement, détiendront collectivement une participation de société en commandite à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. Dans le cas de la société en commandite Palladium, les médecins commanditaires comprennent une équipe de direction qui n'est pas composée de médecins et qui détiendra une participation de société en commandite à hauteur de 1,2 % dans la société en commandite Palladium. Dans le cas de la société en commandite Kirby, tous les médecins commanditaires sont des chirurgiens qui exercent leur profession au CCA Kirby;

« **convention de rachat** » s'entend de la convention de vente et de rachat intervenue entre Northstar, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar LPco et Northstar GPco telle qu'elle est décrite à la rubrique « Northstar Acquisitions – Capital-actions »;

« **facilité de crédit renouvelable** » a le sens qui lui est attribué à la rubrique « Endettement de Northstar »;

« **parts de catégorie A de Subco** » s'entend des parts ordinaires de catégorie A représentant une participation à titre de membre dans Northstar Subco;

« **parts de catégorie B de Subco** » s'entend des parts ordinaires de catégorie B représentant une participation à titre de membre dans Northstar Subco;

« **parts privilégiées de Subco** » s'entend des parts privilégiées représentant une participation à titre de membre dans Northstar Subco;

« **Loi de l'impôt** » s'entend de la *Loi de l'impôt sur le revenu* (Canada) et son règlement d'application, en leurs versions modifiées à l'occasion;

« **TSX** » s'entend de la Bourse de Toronto

« **preneurs fermes** » s'entend de BMO Nesbitt Burns Inc. et de • ;

« **convention de prise ferme** » s'entend de la convention de prise ferme intervenue entre l'émetteur, Ventures et les preneurs fermes en date du • 2007;

« **Loi de 1933** » s'entend de la loi des États-Unis intitulée *Securities Act of 1933*, en sa version modifiée;

« **Ventures** » s'entend de Health Care Ventures, Ltd., une société en commandite formée aux termes des lois de l'État du Texas;

INDEX DES ÉTATS FINANCIERS

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus de l'émetteur en date du ●, 2007 relatif au placement des actions ordinaires de l'émetteur par la voie d'un premier appel public à l'épargne. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'implication du vérificateur à l'égard des documents de placement.

Nous consentons à l'utilisation dans le prospectus mentionné ci-dessus, notre rapport aux administrateurs sur le bilan de Northstar Healthcare Inc au ● 2007 et notre rapport sur la compilation du bilan consolidé pro forma non vérifié de la Société au 31 décembre 2006 et des états des résultats consolidés pro forma non vérifiés au 31 décembre 2006. Notre rapport est daté du ● 2007.

(Signé) ●
Comptables agréés

Toronto (Ontario)
Le ● 2007

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus de l'émetteur en date du 30 mars 2007 relatif au placement des actions ordinaires de l'émetteur par la voie d'un premier appel public à l'épargne. Nous nous sommes conformés aux normes généralement reconnues des États-Unis concernant l'implication du vérificateur à l'égard des documents de placement.

Nous consentons à ce que soient utilisés dans le prospectus susmentionné :

(i) notre rapport daté du 20 janvier 2007 au conseil d'administration de The Palladium for Surgery - Houston LLP and Affiliates, sur le bilan combiné au 31 décembre 2006, ainsi que sur les états combinés des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour l'exercice terminé à cette date;

(ii) notre rapport daté du 20 juin 2006 au conseil d'administration de The Palladium for Surgery - Houston LLP and Affiliates, sur les bilans combinés de The Palladium for Surgery – Houston, LLP and Affiliates au 31 décembre 2005 et 2004, et sur les états combinés des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés à cette date;

(iii) notre rapport daté du 30 octobre 2006 au conseil d'administration de The Palladium for Surgery - Houston LLP, sur le bilan de The Palladium for Surgery – Houston, LLP au 31 décembre 2003 et sur les états combinés des résultats d'exploitation, du déficit des associés et des flux de trésorerie pour les exercices terminés à cette date;

(iv) notre rapport daté du 2 février 2007 aux associés de Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center sur le bilan de Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center, au 31 décembre 2006, et sur les états des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour l'exercice terminé à cette date;

(v) notre rapport, daté du 22 janvier 2007, aux associés de Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center sur les bilans de Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center au 31 décembre 2005, 2004 et 2003, et sur les états des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés le 31 décembre 2005 et 2004, et pour la période allant du 10 mars 2003 (début de la société) au 31 décembre 2003.

(Signé) Mayer Hoffman McCann P.C.
Certified Public Accountants

Philadelphie, Pennsylvanie
Le 30 mars 2007

RAPPORT DES VÉRIFICATEURS

Aux administrateurs de
NORTHSTAR HEALTHCARE INC.

Nous avons vérifié le bilan de Northstar Healthcare Inc. au 16 mars 2007. La responsabilité de ce bilan incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur cet état financier en nous fondant sur notre vérification.

Notre vérification à été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que le bilan est exempt d'innexactitudes importantes. La vérification du bilan comprend le contrôle par sondage des éléments probants à l'appui des montants et des autres éléments d'information fournis dans le bilan. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par des la direction de la Société, ainsi qu'une appréciation de la présentation d'ensemble de l'état financier.

À notre avis, ce bilan donne, à tous les égards importants, une image fidèle de la situation financière de la société au 16 mars 2007, selon les principes comptables généralement reconnus du Canada.

(Signé) ●
Comptables agréés

Toronto (Ontario)
Le 29 mars 2007 (excepté la note 2 qui est date du ● 2007)

NORTHSTAR HEALTHCARE INC.
ÉTATS DES RÉSULTATS CONSOLIDÉS PRO FORMA
Pour l'exercice terminé le 31 décembre 2006
(Non vérifié- voir rapport sur la compilation)

Northstar Healthcare Inc.

Bilan

Au 16 mars 2007

Actif	
Encaisse	10 $
Capitaux propres	
Capital-actions	
Actions ordinaires (autorisées – illimitées, émises – 1)	10 $

Événements subséquents (note 2)

Approuvé par le conseil

Par : (signé)   Par : (signé)

Voir les notes complémentaires au bilan

NORTHSTAR HEALTHCARE INC.

NOTES COMPLÉMENTAIRES AU BILAN

Au 16 mars 2007

1. CONSTITUTION

La société a été constituée en société le 16 mars 2007 en vertu des lois de la Colombie-Britannique. La société est autorisée à émettre un nombre illimité d'actions ordinaires. Une action ordinaire a été émise le 16 mars 2007.

2. ÉVÉNEMENTS POSTÉRIEURS

En date du • mars 2007, la société a déposé un prospectus final pour un premier appel public à l'épargne (le « placement ») de • actions ordinaires de Northstar Healthcare Inc. (« l'émetteur ») pour acquérir indirectement la totalité des actions de catégorie A (les parts de catégorie A de Subco) ainsi que la totalité des actions privilégiées (les actions privilégiées de Subco) de Northstar Healthcare Subco, L.L.C., une société à responsabilité limitée du Delaware (« Northstar Subco »).

À la date de clôture du placement, Northstar Subco détiendra une participation indirecte de 55 % dans The Palladium for Surgery – Houston, LP (le « Palladium Partnership ») et une participation indirecte de 60 % dans Medical Ambulatory Surgical Suites, LP (le Kirby Partnership, collectivement avec le Palladium Partnership, les « Northstar Partnerships », et individuellement, un « Northstar Partnership »).

L'acquisition sera comptabilisée selon la méthode de l'acquisition. Le prix d'achat de $US a été affectée de manière préliminaire aux actifs et aux passifs des Northstar Partnerships comme suit :

Actifs nets acquis à leur juste valeur, selon l'affectation préliminaire	• $
Actifs court terme, nets des passifs à court terme	•
Immobilisations corporelles	•
Autres actifs à long terme	•
Autres actifs incorporels	•
Autres passifs – participation sans droit de contrôle	•
Participation minoritaire	•
	•
Écart d'acquisition	(•)
	• $

RAPPORT SUR LA COMPILATION

Aux administrateurs de
Northstar Healthcare Inc.

Nous avons lu le bilan consolidé pro forma non vérifié de Northstar Healthcare Inc. au 31 décembre 2006 et l'état des résultats consolidé pro forma non vérifié de la société pour l'exercice terminé le 31 décembre 2006, et nous avons mis en œuvre les procédés suivants :

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « The Palladium for Surgery – Houston, Ltd. » avec ceux des états financiers non vérifiés de The Palladium for Surgery – Houston, Ltd. au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Medical Ambulatory Surgical Suites, L.L.P. » avec ceux des états financiers non vérifiés de Medical Ambulatory Surgical Suites, L.L.P. au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté qu'ils concordaient.

3. Nous avons pris des renseignements auprès de certains dirigeants de la société, responsables des questions financières et comptables, au sujet :

   a. du mode de détermination des ajustements pro forma; et
   b. de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières du Canada.

   Ces dirigeants :

   a. nous ont décrit le mode de détermination des ajustements pro forma; et
   b. ont déclaré que les états financiers pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières du Canada.

4. Nous avons lu les notes afférentes aux états financiers pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

5. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes « Palladium for Surgery – Houston, Ltd. » au 31 décembre 2006 et pour les exercices terminés les 31 décembre 2006, dans les colonnes portant l'en-tête « Medical Ambulatory Surgical Suites, L.L.P. » au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté que les montants présentés dans les colonnes portant l'en-tête « Données pro forma consolidées » étaient arithmétiquement exacts.

   Un état financier pro forma est fondé sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.
   (Signé) •

   Comptables agréés

   Toronto (Ontario)
   • 2007
   Au nom du Conseil

Par (Signé) ●	Par (Signé) ●
Administrateur	Administrateur

NORTHSTAR HEALTHCARE INC.

BILAN CONSOLIDÉ PRO FORMA

Au 31 décembre 2006

(Non vérifié- voir le rapport sur la compilation)

(En milliers de dollars US)	Northstar Healthcare Inc.	The Palladium for Surgery - Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Ajustements	Note 3	Pro Forma Consolidé
ACTIF						
Court terme						
Encaisse	$ –	$ 2,216	$ 64	$ ● ● ●	a,b,c	$ ●
Comptes clients – Patients, montant net	–	7,078	5,0	●		●
Tranche à court terme des sommes à recevoir d'apparentés	–	258	–	●	a	●
Stocks	–	–	280	●		●
Frais payés d'avance et autres actifs à court terme	–	269	48	●		●
	–	9,821	5,4	●		●
Long terme						
Immobilisations corporelles…..	–	2,211	4,3	●		●
Autres actifs incorporels	–	–	–	●	c	●
Écart d'acquisition……………	–	–	–	●	c	●
Autres actifs…………………..	–	6	48	●		●
	–	2,217	4,3	●		●
Total de l'actif	$ –	$ 12,038	$ 9,8	$ ●		$ ●
PASSIF						
Court terme						
Comptes fournisseurs	$ –	$ 2,658	$ 318	$ ●	a	$ ●
Tranche à court terme de la dette à long terme	–	–	1,3	●	a	●
Sommes à payer à des apparentés	–	195	–	●	a	●
Charges à payer et autres montants à court terme	–	751	172	●	a	●
	–	3,603	1,8	●		●
Tranche à long terme des obligations en vertu de contrats de location-acquisition	–	170	–	●	a	●
Dette à long terme	–	–	1,1	●	a	●
Autres passifs, participations minoritaires	–	–	–	●	d	●
	–	1709	1,1	●		●
Total du passif	–	3,774	2,9	●		●
Capitaux propres						
Avoir des associés	–	8,264	6,8	● ●	a,c	●
Capital-actions	–	–	–	●	b	●
Total des capitaux propres	–	8,264	6,8	●		●
Total du passif et des capitaux propres	$ –	$ 12,038	$ 9,8	$ ●		$ ●

Au nom du Conseil

Par (Signé) ● Administrateur

Par (Signé) ● Administrateur

Voir les notes complémentaires aux états financiers pro forma.

NORTHSTAR HEALTHCARE INC.
ÉTATS DES RÉSULTATS CONSOLIDÉS PRO FORMA
Pour l'exercice terminé le 31 décembre 2006
(Non vérifié- voir rapport sur la compilation)

(En milliers de dollars US)	Northstar Healthcare Inc.	The Palladium for Surgery - Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Pro Forma ajustements	Note 3	Pro Forma Consolidé
Produits de la facilité de crédit	$ –	$ 25,138	$ 20,781	●		$ ●
Frais d'exploitation						
Salaires et avantage sociaux	–	1,798	2,132	●	f	●
Médicaments et fournitures	–	1,532	2,544	●		●
Frais généraux et administratifs	–	3,932	2,070	●	f	●
Amortissement	–	454	696	●	d	●
Frais de gestion, montant net	–	1,824	–	●	f	●
Charge d'intérêts	–	17	217	●	e	●
Frais de gestion, Catégorie B	–	–	–	●	g	●
Bénéfice avant les impôts et la participation minoritaire	–	15,582	13,122	●		●
Impôts	–					
Participation minoritaire	–	–	–	●	i	●
Bénéfice net	$ –	$ 15,582	$ 13,122	$ ●		$ ●
Bénéfice net par action ordinaire						$ ●

Voir les notes complémentaires aux états financiers pro forma.

NORTHSTAR HEALTHCARE INC.
ÉTATS DES RÉSULTATS CONSOLIDÉS PRO FORMA
Pour l'exercice terminé le 31 décembre 2006
(Non vérifié- voir rapport sur la compilation)

(En milliers de dollars US)	Northstar Healthcare Inc.	The Palladium for Surgery - Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Pro Forma ajustements	Note 3	Pro Forma Consolidé
Produits nets tirés des services aux patients	$ –	$ 25,138	$ 20,781	●		$ ●
Frais d'exploitation						
Salaires et avantage sociaux	–	1,798	2,132	●	f	●
Médicaments et fournitures	–	1,532	2,544	●		●
Frais généraux et administratifs	–	3,932	2,070	●	f	●
Amortissement	–	454	696	●	d	●
Frais de gestion, montant net	–	1,824	–	●	f	●
Charge d'intérêts	–	17	217	●	e	●
Frais de gestion, Catégorie B	–	–	–	●	g	●
Bénéfice avant les impôts et la participation minoritaire	–	15,582	13,122	●		●
Impôts	–					
Participation minoritaire	–	–	–	●	i	●
Bénéfice net	$ –	$ 15,582	$ 13,122	$ ●		$ ●
Bénéfice net par action ordinaire						$ ●

(1) MODE DE PRÉSENTATION

Northstar Healthcare Inc. (l'« émetteur ») a été constituée en société en vertu de la *Loi sur les sociétés par actions* de la Colombie-Britannique en 2007. L'émetteur émettra à l'intention du public des actions ordinaires pour un produit au comptant de • millions de dollars CA, dans le cadre d'un premier appel public à l'épargne (le « placement »).

L'émetteur, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures et autres vont conclure une convention de placement, fait à la date du prospectus définitif. En vertu de cette convention de placement, une série de transactions seront effectuées qui permettront à l'émetteur d'acquérir indirectement, par le biais de Northstar Holco, les actions privilégiées de Acquisitions et les actions ordinaires de Acquisitions. Ventures conservera une participation dans Northstar Acquisitions, puisque cette société détient les actions de catégorie B de Northstar Acquisitions.

À la clôture du placement, Northstar Acquisitions détiendra la totalité des actions privilégiées de Subco et la totalité des actions de catégorie A de Subco. Ventures conservera une participation dans Northstar Subco en détenant la totalité des actions de catégorie B de Subco.

Ensuite, Northstar Subco va acquérir, en vertu des conventions d'achat de participation en commandite, une participation indirecte de 55 % dans le Palladium Partnership (ou de 70 % si l'option de sur-attribution est levée en entier) et une participation indirecte de 60 % dans le Kirby Partnership. Les médecins associés dans le Palladium Partnership conserveront une participation en commandite de 45 % dans le Palladium Partnership (ou de 30 % si l'option de sur-attribution est levée en entier) et les médecins associés dans le Kirby Partnership conserveront une participation en commandite de 60 % dans le Kirby Partnership. Voici un sommaire de certaines dispositions de la convention de placement, lequel sommaire ne prétend pas être complet. Un renvoi est fait à la convention de placement qui contient une description complète et le texte intégral des dispositions de la convention.

Le bilan consolidé a été dressé à partir des bilans non vérifiés de chacune des sociétés Northstar pour l'exercice terminé le 31 décembre 2006. Ces états financiers non vérifiés paraissent ailleurs dans le présent prospectus.

L'état des résultats consolidé pro forma a été dressé à partir des états des résultats non vérifiés de chacune des sociétés Northstar pour l'exercice terminé le 31 décembre 2006. Ces états financiers non vérifiés paraissent ailleurs dans le présent prospectus.

Les états financiers consolidés pro forma ont été présentés conformément aux principes comptables généralement reconnus du Canada. Les états financiers non vérifiés de chacune des sociétés Northstar ont été dressés conformément aux principes comptables généralement reconnus des États-Unis lesquels sont conformes, à tous les égards importants, aux principes comptables généralement reconnus du Canada.

Les états financiers consolidés pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement constatés si les opérations avaient été conclues aux dates indiquées, et ils ne sont pas nécessairement représentatifs des résultats d'exploitation ou de la situation financière de l'émetteur à l'avenir.

2) L'ACQUISITION

Northstar prévoit recevoir • $ en produit net du placement, déduction faite des honoraires que Northstar doit verser au placeur et des frais estimatifs de placement que Northstar doit assumer. Le total des frais estimatifs du placement, de • $, comprend des frais que Northstar est tenu de rembourser au placeur.

Northstar utilisera le produit net du placement pour acquérir la totalité des actions de catégorie A de Acquisitions, la totalité des actions privilégiées de Acquisitions et la totalité des actions ordinaires de Acquisitions. Toutes les actions de catégorie B de Acquisitions seront détenues par Ventures.

À la clôture des opérations, Northstar Acquisitions utilisera une partie du produit de la vente de sa participation en actions pour acquérir la totalité des actions privilégiées de Subco et des actions de catégorie A de Subco.

Northstar Subco va utiliser une partie du produit pour acquérir indirectement une participation de 55 %, y compris la participation à la société en nom collectif, dans le Palladium Partnership et une participation de 60 %, y compris la participation à la société en nom collectif, dans le Kirby Partnership. Le produit net reçu par l'émetteur de la l'exercice éventuel de l'option de sur-attribution en entier servira à acquérir une participation additionnelle dans le Palladium Partnership, ce qui permettra à Northstar Acquisitions de détenir une participation indirecte de 70 % dans le Palladium Partnership.

3) AJUSTEMENTS PRO FORMA :

a) Conventions d'achat d'une participation de membre :

Northstar Acquisitions fera l'acquisition de sa participation indirecte dans chacune des sociétés Northstar en vertu d'une convention d'achat distincte pour chaque société (collectivement appelées « les conventions d'achat de participation de membre »). En vertu de ces conventions, les vendeurs sont tenus de régler certains passifs dans chacune des sociétés Northstar, y compris la dette à long terme, les sommes à payer à des apparentés (moins les créances) et autres charges à payer. Les vendeurs verseront un apport dans le capital des associés en vertu de la convention d'achat. Les actifs et les passifs des sociétés Northstar se présentent comme suit :

Société Palladium	
Encaisse	(1 716)
Part à court terme des sommes à recevoir d'apparentés	(258)
Créditeurs	2 158
Sommes à payer à des apparentés	195
Charges à payer et autres charges	251
Tranche à long terme des obligations en vertu de contrats de location-acquisition	170
Avoir des associés	(799)
	- $

NORTHSTAR HEALTHCARE INC.

NOTES COMPLÉMENTAIRES AUX ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA

Au 31 décembre 2006

(Non vérifiées – voir rapport sur la compilation)

Société Kirby

Encaisse	(4)
Créditeurs	118
Part à court terme de la dette à long terme	1 336
Charges à payer et autres charges	47
Tranche à long terme des obligations en vertu de contrats de location-acquisition	1 171
Avoir des associés	(2 669)
	- $

b) Premier appel public à l'épargne :

En vertu du placement, l'émetteur émettra • actions ordinaires pour un produit net de • millions de dollars CA, après déduction des dépenses estimatives du placement et de la rémunération des preneurs fermes de • millions de dollars CA.

Le montant équivalent en dollars US du placement, en fonction d'un taux de couverture contractuel de • $ CA par dollar américain est le suivant :

Actions ordinaires	• $
Total des dépenses	(•)
	• $

c) Acquisition

L'acquisition sera comptabilisée selon la méthode de l'acquisition. Le prix d'achat net de • $, en fonction d'une répartition préliminaire des actifs et des passifs des sociétés Northstar au 31 décembre 2006, se présente comme suit :

Actif à court terme moins le passif à court terme (y compris l'encaisse)	• $
Immobilisations corporelles	•
Autres actifs à long terme	•
Autres actifs incorporels	•
Autres passifs- part des actionnaires sans contrôle	(•)
Part des actionnaires sans contrôle	•

•

Écart d'acquisition
•

• $

Le calcul et l'attribution préliminaire pro forma de l'écart d'acquisition représentant l'excédent du prix d'acquisition sur la valeur comptable des actifs nets acquis au montant de • $, notamment des actifs incorporels de • $, et un écart d'acquisition de • $.

Le calcul et la répartition réels du prix d'achat seront fonction des actifs acquis et des passifs pris en charge à la date réelle de l'acquisition et des autres informations disponibles à cette date. Ainsi, les montants réels de chacun des actifs seront différents des montants pro forma et les écarts pourraient être importants. L'émetteur a convenu d'obtenir l'évaluation d'un tiers pour définir la répartition du prix d'achat.

Les autres passifs – participation minoritaire représentent la juste valeur des actions de catégorie B de Subco, détenues par l'investisseur existant dans Northstar Subco.

d) Amortissement

Pour comptabiliser l'amortissement des autres actifs incorporels sur • ans s'élevant à • $.

e) Charge d'intérêt

La charge d'intérêt de 234 $ a été éliminée.

Ventures fournit une lettre de crédit à Northstar **(Holdco)** pour garantir la couverture de 5 ans. La charge engagée au montant de • $ sera payée annuellement à l'investisseur existant.

f) Autres produits (charges)

Les intérêts et les autres produits liés aux actifs secondaires, les frais de gestion et les autres éléments non récurrents ont été éliminés.

Les montants éliminés se présentent comme suit :

Frais existants en honoraires de gestion (Palladium Partnership) (1 824 000 $).

Primes d'assurance (Palladium Partnership) (1 871 000 $).

g) Distrubutions aux investisseurs existants :

À la clôture du placement, Ventures détiendra la totalité des actions de catégorie B de Acquisitions. Chaque action de catégorie B de Acquisitions donne le droit à Ventures de recevoir • de distributions en espèces de Northstar Acquisitions, d'un montant égal à un pourcentage déterminé des honoraires de gestion brutes de Northstar Acquisitions (y compris les honoraires de gestion pour des services rendus dans le cadre de la convention de gestion et de partage des coûts et pour les services rendus à d'autres clients de Northstar Acquisitions), payables après toutes les distributions versées aux détenteurs des actions privilégiées de Acquisitions et des actions de catégorie A de Acquisitions. Ce pourcentage déterminé sera égal à • % à la clôture et diminuera si Ventures dispose de ses actions de catégorie B en vertu du droit de négociation.

h) Impôts sur les bénéfices

Chacune des sociétés Northstar est tenue d'effectuer une retenue d'impôts américaine sur le bénéfice d'exploitation revenant à l'émetteur. L'émetteur, lorsqu'il effectuera sa déclaration de revenus des États-Unis, déduira ses charges du bénéfice qui lui a été affecté par les sociétés Northstar afin de calculer son bénéfice imposable et les impôts exigibles connexes. Dans la mesure où les impôts américains exigibles de l'émetteur sont inférieurs aux impôts retenus à la source par les sociétés Northstar, l'émetteur recevra un remboursement de ces impôts retenus à la source.

i) Part des actionnaires sans contrôle

Elle correspond à 45 % du bénéfice net de la société Palladium et à 40 % du bénéfice net de la société Kirby. La part des actionnaires sans contrôle aurait été de 12 261 $ pour l'exercice terminé en 2006.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS FINANCIERS COMBINÉS

Exercice terminé le 31 décembre 2006

MHM

Mayer Hofman McCann P.C.
An Independent CPA Firm
401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DE MISSION D'EXAMEN

Aux membres du Conseil d'administration,

The Palladium for Surgery – Houston LLP and Affiliates

Nous avons procédé à l'examen du bilan combiné de The Palladium for Surgery – Houston LLP and Affiliates au 31 décembre 2006, et des états combinés des résultats, de l'avoir des associés et des flux de trésorerie pour l'exercice terminé à cette date, conformément aux *Statements on Standards for Accounting and Review Services* émis par le American Institute of Certified Public Accountants. Toute l'information contenue dans ces états financiers combinés a été fournie par la direction de The Palladium for Surgery – Houston and Affiliates.

Un examen consiste essentiellement en des prises de renseignements auprès du personnel de la Société et en l'application de procédés analytiques sur les données financières. Son étendue est beaucoup moins grande qu'une vérification effectuée conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique, dont l'objectif est d'exprimer une opinion sur l'ensemble des états financiers. Par conséquent, nous n'exprimons pas une opinion de vérificateurs sur ces états financiers.

Nous n'avons relevé, au cours de notre examen, aucune modification importante devant être apportée aux états financiers consolidés ci-joints pour les rendre conformes aux principes comptables généralement reconnus des États-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
20 janvier 2007

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

BILAN COMBINÉ

Au 31 décembre 2006

ACTIF À COURT TERME	
Encaisse	2 216 374 $
Comptes clients - Patients	7 077 792
Dû par des apparentés	257 992
Frais payés d'avance et autres actifs à court terme	268 577
TOTAL DES ACTIFS À COURT TERME	9 820 735
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement cumulé	2 211 092
AUTRES ACTIFS	6 044
TOTAL DE L'ACTIF	12 037 871 $

PASSIF ET AVOIR DES ASSOCIÉS

PASSIF À COURT TERME	
Tranche à court terme des obligations en vertu de contrats de location-acquisition	90 959
Dû à des apparentés	194 667
Comptes fournisseurs, opérations	2 657 770
Autres charges à payer	751 005
TOTAL DU PASSIF À COURT TERME	3 694 401
OBLIGATIONS EN VERTU DE CONTRATS DE LOCATION-ACQUISITION, moins la tranche à court terme	79 228
TOTAL DU PASSIF	3 773 629
AVOIR DES ASSOCIÉS	8 264 242
TOTAL DU PASSIF ET DE L'AVOIR DES ASSOCIÉS	12 037 871 $

Voir les notes afférentes aux états financiers

Voir le rapport de mission d'examen

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DES RÉSULTATS

Exercice terminé le 31 décembre 2006

REVENUS	
Revenus nets tirés des services aux patients	25 138 209 $
DÉPENSES	
Frais d'exploitation	9 539 310
Intérêts	16 798
TOTAL DES DÉPENSES	9 556, 108
BÉNÉFICE NET	15 582 101 $

Voir les notes afférentes aux états financiers

Voir le rapport de mission d'examen

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DE L'AVOIR DES ASSOCIÉS

Exercice terminé le 31 décembre 2006

Solde, au début de l'exercice	7 847 364 $
Bénéfice net	15 582 101
Retrait des associés	(15 165 223)
Solde, à la fin de l'exercice	8 264 242 $

Voir les notes afférentes aux états financiers

Voir le rapport de mission d'examen

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DES FLUX DE TRÉSORERIE

Exercice terminé le 31 décembre 2006

FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION	
Bénéfice net	15 582 101 $
Ajustements pour concilier le bénéfice net avec les flux de trésorerie nets liés à l'exploitation	
Amortissement	453 628
Hausse de l'actif d'exploitation	
Comptes clients – Patients	(1 938 379)
Frais payés d'avance et autres actifs à court terme	(155 618)
Hausse (baisse) du passif d'exploitation	
Comptes fournisseurs- commerce	(32 248)
Autres charges à payer	720 363
FLUX DE TRÉSORERIE NETS LIÉS À L'EXPLOITATION	14 629 847
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS	
Hausse des montants dus à des apparentés	(149 739)
Acquisition d'immobilisations corporelles	(695 419)
FLUX DE TRÉSORERIE NETS LIÉS AUX INVESTISSEMENTS	(845 158)
FLUX DE TRÉSORERIE LIÉS AU FINANCEMENT	
Remboursement des frais de location-acquisition	(79 281)
Hausse des montants dus à des apparentés	151 440
Retraits des associés	(12 999 866)
FLUX DE TRÉSORERIE NETS LIÉS AU FINANCEMENT	(12 927 707)
AUGMENTATION NETTE DE L'ENCAISSE	856 982
ENCAISSE, AU DÉBUT DE L'EXERCICE	1 359 392
ENCAISSE, À LA FIN DE L'EXERCICE	2 216 374 $

Voir les notes afférentes aux états financiers

Voir le rapport de mission d'examen

(1) Résumé des principales conventions comptables

Nature des activités - The Palladium for Surgery – Houston, LLP and Affiliates (la « Société ») possède et exploite un centre de chirurgie qui offre des soins ambulatoires à Houston, au Texas. Elle mène ses activités par le biais de multiples entités regroupant des sociétés par actions, des sociétés de personnes et des sociétés à responsabilité limitée qui sont liées par des conventions d'usage exclusif.

Méthode de comptabilité – La Société établit le bilan, l'état des résultats et l'état des flux de trésorerie de l'entreprise en utilisant la méthode de comptabilité d'exercice.

Principes de combinaison – Les états financiers combinés regroupent les comptes de deux entités, notamment une société de professionnels associés et une société à responsabilité limitée, en plus de The Palladium for Surgery – Houston, LLP, qui exercent des activités commerciales communes dans le cadre de conventions d'usage exclusif. Les propriétaires de ces deux entités sont sur le point de devenir des associés de la Société. Tous les soldes intersociétés et les opérations importantes entre sociétés ont été éliminés des états financiers combinés.

Utilisation des estimations – Pour préparer les états financiers combinés conformément aux principes comptables généralement reconnus des États-Unis, la direction doit faire des estimations et formuler des hypothèses qui ont des incidences sur les montants inscrits aux postes de l'actif et du passif, sur l'information fournie quant aux actifs et aux passifs éventuels à la date des états financiers combinés, et sur les montants déclarés en revenus et en dépenses durant la période considérée. Les résultats réels pourraient s'écarter de ces estimations.

Revenus nets tirés des services aux patients – Les revenus nets tirés des services aux patients sont déclarés en fonction des revenus nets estimatifs réalisables auprès des patients, des tiers payeurs, et d'autres personnes, pour les services rendus. Le revenu est constaté au moment où le service est fourni au patient.

Rajustements contractuels relatifs à des tierces parties – Des rajustements contractuels relatifs à des tierces parties calculés rétroactivement pour arriver aux revenus réalisables nets sont cumulés sur une base estimative au cours de la période où les services connexes sont rendus. Les revenus tirés des services aux patients sont rajustés en conséquence aux cours des périodes subséquentes en fonction des paiements et des recouvrements finals.

Comptes clients – Patients – Les comptes clients des patients sont comptabilisés à leur valeur réalisable nette. La Société ne cumule pas les frais d'intérêts ou de financement. Périodiquement, la Société évalue les comptes clients relatifs aux patients en se basant sur l'historique des radiations de comptes et des recouvrements antérieurs et sur les conditions de crédit courantes, puis elle rajuste la valeur réalisable nette en conséquence. Un compte est radié lorsqu'il est déterminé que tous les efforts de recouvrement ont été épuisés. En règle générale, les patients ont droit au crédit sans fournir de garantie.

Impôts sur le revenu – La Société ne comptabilise pas d'impôts sur le revenu; ses revenus sont plutôt inclus dans les déclarations de revenus personnels des associés et imposés selon leur situation fiscale personnelle. Par conséquent, les états financiers combinés ne comprennent pas de provision pour les impôts sur le revenu.

(1) Résumé des principales conventions comptables (suite)

Stocks – Les stocks sont constitués de diverses fournitures médicales et sont évalués au moindre du coût et de la valeur marchande, selon la méthode du premier entré, premier sorti (PEPS). Les stocks sont inclus dans les frais payés d'avance et autres actifs à court terme.

Immobilisations corporelles – Les immobilisations corporelles (biens immobiliers et équipement) sont comptabilisées au coût. L'amortissement est calculé en utilisant les méthodes linéaires sur la durée de vie utile des actifs connexes. Les améliorations locatives sont amorties sur la vie utile estimative de l'actif ou sur la durée du bail, en retenant la période la plus courte.

Aux fins de l'amortissement, les durées de vie utiles estimatives se présentent comme suit :

Actifs	Durée de vie estimative
Matériel téléphonique	7 ans
Matériel informatique	5 ans
Logiciel informatique	3 à 5 ans
Mobilier	7 ans
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	5 ans
Améliorations locatives	10 ans

Dépenses publicitaires– Les dépenses publicitaires sont imputées aux frais d'exploitation au moment où elles sont engagées. Les dépenses publicitaires se sont chiffrées à 263 $ pour l'exercice terminé le 31 décembre 2006.

Concentration du risque de crédit – À divers moments de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux limites assurées par la FDIC. La Société n'a pas enregistré de pertes sur ces comptes et estime qu'elle ne s'expose pas à des risques de crédit significatifs liés à ces comptes bancaires.

Gestion du risque – La Société est exposée à divers risques de perte liés à des délits civils; au vol, aux dommages ou à la destruction des biens; aux interruption des activités d'exploitation; aux erreurs et omissions; aux blessures et maladies des employés; aux catastrophes nationales; aux fautes professionnelles médicales; aux indemnités d'accident du travail, aux indemnités de soins dentaires ou de maladie; aux pratiques d'emploi; aux obligations d'indemnisation des administrateurs et des principaux dirigeants; à la responsabilité civile liée à la pollution résultant des déchets médicaux; à la perte des services des principaux utilisateurs du centre de chirurgie offrant des soins ambulatoires; aux modifications réglementaires. Des polices d'assurance sont souscrites pour régler les réclamations éventuelles liées à ces questions, auprès de sociétés d'assurance contre les risques traditionnels et autres (voir la note 7). La direction estime que ces réclamations, si elles se produisaient, seraient réglées pour des sommes inférieures à la couverture d'assurance.

Traitement comptable de certaines distributions – Le bénéfice net susmentionné ne tient pas compte des distributions aux personnes recevant des frais d'établissement dans le cadre de certains contrats d'utilisation avec la Société, exception faite des deux entités mentionnées à la rubrique « Principes de combinaison » ci-dessus.

(2) Immobilisations corporelles

Coûts	
Matériel téléphonique	43 185 $
Matériel informatique	43 363
Logiciel informatique	127 281
Mobilier	16 985
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	1 879 929
Améliorations locatives	1 229 102
Total des coûts	3 339 845
Amortissement cumulé	1 128 753
Montant net des immobilisations corporelles	2 211 092 $

Les frais d'amortissement imputés à l'exploitation pour l'exercice terminé le 31 décembre 2006 se sont élevés à 453 628 $.

(3) Obligations en vertu de contrats de location-acquisition

La Société loue divers types d'équipement médical pour des périodes allant jusqu'à cinq ans. Certains contrats de location transfèrent essentiellement les risques de propriété à la Société et sont comptabilisés comme des contrats de location-acquisition.

Le coût total et l'amortissement cumulé des actifs détenus sous contrat de location-acquisition s'élevaient respectivement à 399 229 $ et à 246 192 $ au 31 décembre 2006. L'amortissement des actifs détenus sous contrat de location-acquisition est compris dans les frais d'amortissement et s'élève à 79 846 $ pour l'exercice terminé le 31 décembre 2006.

Le tableau suivant fournit un aperçu des paiements de location annuels minimums futurs liés aux contrats de location-acquisition, ainsi que de la valeur actualisée des paiements de location minimums nets au 31 décembre 2006 :

Exercices terminés le 31 décembre :	
2007	101 469 $
2008	82 282
2009	22
Total des paiements de location minimums	183 972
Moins le montant représentant les intérêts	13 785
Valeur actualisée des paiements de location minimums nets	170 187 $
Tranche à court terme des frais de location-acquisition	90 959 $
Tranche à long terme des frais de location-acquisition	79 228
	170 187 $

(4) Contrats de location-exploitation

En 2004, la Société a loué son immeuble à bureaux et son centre de chirurgie dans le cadre d'un contrat de location-exploitation avec un tiers apparenté en propriété commune. En janvier 2005, ce tiers apparenté a vendu les installations à un tiers non apparenté et la Société a prolongé le bail existant avec le nouveau propriétaire. Le bail prendra fin en novembre 2013.

La Société loue également une gamme d'équipement médical dans le cadre d'un contrat de location-exploitation qui prendra fin en février 2007.

Les paiements de location annuels minimums futurs exigibles en vertu des contrats de location-exploitation non résiliables auxquels il reste plus d'un an à écouler, et leur valeur actualisée, se présentent comme suit :

Exercices terminés le 31 décembre,	
2007	404 631 $
2008	402 813
2009	414 903
2010	427 353
2011	440 166
Par la suite	880 373
Total	2 970 239 $

Le total des frais de location pour l'exercice terminé le 31 décembre 2006 était de 507 643 $.

(5) Opérations entre apparentés

Palladium Management Ltd. est affiliée à la Société, en vertu d'une propriété commune. Il existe une convention de gestion avec Palladium Management Ltd. selon laquelle cette dernière est chargée de la gestion de l'exploitation de la Société et de la prestation des services de comptabilité. Ainsi, Palladium Management Ltd. a perçu des honoraires de gestion de 1 824 230 $ pour l'exercice terminé le 31 décembre 2006.

De plus, la Société a avancé des fonds à des entités apparentées en propriété commune ou leur a emprunté des fonds. Ces avances ne portent en général aucun intérêt et sont exigibles sur demande. Pour l'exercice terminé le 31 décembre 2006, la Société avait des montants à recevoir de 257 992 $ d'entités apparentées, et des montants à payer de 194 667 $ à des entités apparentées.

La Société a versé des primes d'assurance à des compagnies d'assurance affiliées à deux associés et un conjoint. Les frais versés à ces compagnies d'assurance pour l'exercice terminé le 31 décembre 2006 s'élevaient à 1 871 489 $.

Les comptes fournisseurs, opérations, comprennent les obligations envers diverses entités apparentées, qui se chiffraient 225 377 $, ainsi qu'un effet à payer à une entité appartenant en totalité à un associé, d'un montant de 2 165 357 $ au 31 décembre 2006.

(6) Régime d'avantages sociaux des employés

La Société a mis sur pied un régime d'épargne-retraite 401(k) pour ses employés. Le régime couvre la presque totalité des employés. En vertu des dispositions de ce régime, les employés peuvent y cotiser jusqu'à 15 % de leur salaire, sous réserve des limites de l'Internal Revenue Code (IRC), plus toutes les cotisations de rattrapage permises par l'IRC. La Société peut également verser des cotisations au régime, jusqu'à concurrence de 4 % du montant cotisé par l'employé. Les cotisations de contrepartie de la Société ont atteint la somme de 28 323 $ pour l'exercice terminé le 31 décembre 2006.

(7) Informations relatives aux flux de trésorerie

L'encaisse est constituée des espèces en main et des dépôts à vue dans les établissements financiers.

Voici un sommaire de l'information supplémentaire sur les flux de trésorerie :

Décaissements :	
Intérêts	16 798 $
Activités de financement et d'investissement hors bilan :	
Retraits cumulés des associés	2 165 357 $

(8) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (FASB) a publié un document qui donne son interprétation des normes de consolidation des entités à détenteurs de droits variables (la « FIN 46 »). En décembre 2003, le FASB a modifié la FIN 46 pour y apporter des corrections techniques et régler certaines questions liées à la mise en ouvre des normes. La FIN 46 fournit un nouveau cadre qui permettra d'identifier les entités à détenteurs de droits variables (EDDV) et de déterminer le moment où une société doit inclure l'actif, le passif, la part des actionnaires minoritaires et les résultats des activités d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou une autre structure juridique utilisée pour exercer des activités ou détenir des actifs qui (1) n'a pas suffisamment de capitaux propres pour exercer ses activités principales sans un soutien financier subordonné additionnel, (2) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas le pouvoir de prendre des décisions ayant une incidence significative sur les activités de la société ou (3) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'assumer les pertes de l'entreprise ou le droit de recevoir les rendements générés par ses activités.

(8) Entente hors bilan (suite)

Selon la FIN 46, une entité à détenteurs de droits variables doit être consolidée si un détenteur ayant un droit financier, contractuel ou de propriété (un détenteur de droits variables) dans une EDDV est obligé d'assumer la plus grande partie du risque de perte résultant des activités de l'EDDV; a le droit de recevoir la plus grande partie des rendements résiduels de l'EDDV (si aucune des parties n'assume la plus grande part des pertes de l'EDDV); ou les deux. Le détenteur de droits variables qui consolide l'EDDV s'appelle le principal bénéficiaire. Lors de la consolidation, le principal bénéficiaire doit d'abord inscrire tous les actifs, les passifs et les parts des actionnaires minoritaires à leur juste valeur et comptabiliser les états de l'EDDV comme si elle était consolidée pour le détenteur de la majorité des droits de vote. La FIN 46 exige également de l'information sur les EDDV que le principal bénéficiaire n'est pas obligé de consolider, mais dans lesquelles il détient un droit variable significatif.

Au 31 décembre 2006, la Société avait des contrats d'assurance dommages auprès de la Nassau Casualty Corporation (« Nassau »), de la Westchester Casualty Corporation (« Westchester ») et de la Tuscany Casualty Corporation (« Tuscany »). Conformément aux dispositions de la FIN 46, ces contrats ont été évalués et il a été déterminé qu'il n'est pas nécessaire de les consolider dans les états financiers combinés de la Société. Tel que mentionné à la note 5, la Société a versé des primes à Nassau, à Westchester et à Tuscany pour s'assurer contre certains risques. Nassau appartient en totalité à un certain associé de la Société; Westchester appartient en totalité à sa conjointe; et Tuscany appartient en totalité à un autre associé et à sa conjointe. Au 31 décembre 2006, Nassau avait un actif de 2 435 767 $, un passif de 867 572 $ et une valeur nette de 1 568 195 $. Au 31 décembre 2006, Westchester avait un actif de 1 990 262 $, un passif de 960 482 $ et une valeur nette de 1 029 780 $. Au 31 décembre de 2006, Tuscany avait un actif de 928 934 $, un passif de 650 049 $, et une valeur nette de 278 885 $. Nassau, Westchester et Tuscany participent avec d'autres sociétés d'assurance non apparentées à un consortium d'assureurs et sont des entreprises autosuffisantes. La Société ne s'expose à aucun risque et à aucune perte dans ses relations avec Nassau, Westchester et Tuscany.

(9) Différences entre les principes et pratiques comptables généralement reconnus des États-Unis et du Canada

Les états financiers de The Palladium for Surgery – Houston, LLP and Affiliates, ont été préparés en dollars américains et conformément aux principes comptables généralement reconnus des États-Unis d'Amérique. Les principes comptables américains peuvent parfois différer, à divers égards, des principes que la Société devrait observer si elle établissait ses états financiers conformément aux principes comptables généralement reconnus du Canada. Toutefois, ces différences ne sont pas significatives.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS FINANCIERS COMBINÉS

Exercices terminés les 31 décembre 2005 et 2004

MHM **Mayer Hofman McCann P.C.**
An Independent CPA Firm

401, Plymouth Road
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux membres du Conseil d'administration,

The Palladium for Surgery – Houston LLP

Nous avons vérifié les bilans combinés de The Palladium for Surgery – Houston LLP and Affiliates aux 31 décembre 2005 et 2004 ainsi que les états combinés des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent une base raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de The Palladium for Surgery – Houston LLP and Affiliates aux 31 décembre 2005 et 2004, ainsi que les résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus des États-Unis d'Amérique.

(signature)

Plymouth Meeting, Pennsylvania
Le 20 juillet 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

BILANS COMBINÉS

Aux 31 décembre 2005 et 2004

	2005	2004
ACTIF		
ACTIF À COURT TERME		
Encaisse	1 359 392 $	291 878 $
Comptes clients- Patients	5 139 413	3 076 700
A recevoir d'apparentés	108 253	80 974
Frais payés d'avance et autres actifs à court terme	112 959	14 693
TOTAL ACTIF À COURT TERME	6 720 017	3 464 245
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement cumulé	1 969 301	2 071 126
AUTRES ACTIFS	6 044	6 044
TOTAL DE L'ACTIF	8 695 362 $	5 541 415 $
PASSIF ET AVOIR DES ASSOCIÉS		
PASSIF À COURT TERME		
Ligne de crédit	- $	250 000 $
Effets à payer	-	567 826
Tranche courante des frais de location- acquisition	84 321	81 297
Dû à des apparentés	43 227	593 097
Comptes fournisseurs	524 661	404 081
Autres charges à payer	30 642	18 873
TOTAL PASSIF À COURT TERME	682 851	1 915 174
FRAIS DE LOCATION-ACQUISITION, moins la tranche courante ci-dessus	165 147	243 376
TOTAL DU PASSIF	847 998	2 158 550
AVOIR DES ASSOCIÉS	7 847 364	3 382 865
TOTAL DU PASSIF ET AVOIR DES ASSOCIÉS	8 695 362 $	5 541 415 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DES RÉSULTATS

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
REVENUS		
Revenus nets tirés des services aux patients	18 343 845 $	9 577 760 $
DÉPENSES		
Frais d'exploitation	6 872 956	3 772 191
Intérêts	45 641	86 513
TOTAL DES DÉPENSES	6 918 597	3 858 704
BÉNÉFICE NET	11 425 248 $	5 719 056 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DE L'AVOIR DES ASSOCIÉS

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
Solde, au début de l'exercice	3 382 865 $	(63 131) $
Bénéfice net	11 425 248	5 719 056
Retraits des associés	(6 960 749)	(2 273 060)
Solde, à la fin de l'exercice	7 847 364 $	3 382 865 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION		
Bénéfice net	11 425 248 $	5 719 056 $
Ajustements pour concilier le revenu net avec les flux de trésorerie nets liés à l'exploitation		
Amortissement	382 335	271 771
Baisse (hausse) de l'actif d'exploitation		
Comptes clients – Patients	(2 062 713)	(2 635 642)
Frais payés d'avance et autres actifs à court terme	(98 266)	(6 358)
Autres actifs	-	6 486
Hausse du passif d'exploitation		
Comptes fournisseurs	120 580	392 443
Autres charges à payer	11 769	18 873
FLUX DE TRÉSORERIE NETS LIÉS À L'EXPLOITATION	9 778 953	3 766 629
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS		
Hausse des montants à recevoir d'apparentés	(27 279)	(80 974)
Acquisition d'immobilisations corporelles	(280 510)	(620 358)
FLUX DE TRÉSORERIE NETS LIÉS AUX INVESTISSEMENTS	(307 789)	(701 332)
FLUX DE TRÉSORERIE LIÉS AU FINANCEMENT		
Emprunts (remboursements) nets sur la ligne de crédit	(250 000)	250 000
Remboursement des effets à payer	(567 826)	(382 174)
Remboursement des frais de location-acquisition	(75 205)	(63 358)
Baisse des montants dus à des apparentés	(549 870)	(316 099)
Retraits des associés	(6 960 749)	(2 273 060)
FLUX DE TRÉSORERIE NETS LIÉS AU FINANCEMENT	(8 403 650)	(2 784 691)
HAUSSE NETTE DE L'ENCAISSE	1 067 514	280 606
ENCAISSE, AU DÉBUT DE L'EXERCICE	291 878	11 272
ENCAISSE, À LA FIN DE L'EXERCICE	1 359 392 $	291 878 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(1) Résumé des principales conventions comptables

Nature des activités - The Palladium for Surgery – Houston, LLP and Affiliates (la "Société") possède et exploite un centre de chirurgie qui offre des soins ambulatoires dans le secteur Galleria de Houston, au Texas. Elle mène ses activités par le biais de ses associés et d'autres personnes qui paient la Société pour utiliser ses suites chirurgicales et ses centres de traitement.

Méthode de comptabilité – La Société a établi le bilan, l'état des résultats et l'état des flux de trésorerie en utilisant la méthode de comptabilité d'exercice.

Principes de combinaison – Les états financiers combinés regroupent les comptes de nombreuses entités, notamment des sociétés ouvertes, des sociétés de personnes et des sociétés à responsabilité limitée, qui exercent des activités commerciales communes dans le cadre de conventions d'usage exclusif. Les soldes intersociétés et les opérations importantes entre sociétés ont été éliminés.

Utilisation des estimations – Pour préparer les états financiers combinés conformément aux principes comptables généralement reconnus des États-Unis, la direction doit faire des estimations et formuler des hypothèses qui ont des incidences sur les montants inscrits aux postes de l'actif et du passif, sur l'information fournie quant aux actifs et aux passifs éventuels à la date d'établissement des états financiers combinés et sur les montants déclarés aux postes des revenus et des dépenses durant la période considérée. Les résultats réels pourraient s'écarter de ces estimations.

Revenus nets tirés des services aux patients – Les revenus nets tirés des services aux patients sont comptabilisés en fonction des revenus nets estimatifs réalisables auprès des patients, des tiers payeurs, et d'autres personnes, pour les services rendus. Le revenu est constaté au moment où le service est fourni au patient.

Rajustements contractuels relatifs à des tierces parties – Des rajustements contractuels relatifs à des tierces parties calculés rétroactivement pour arriver aux revenus réalisables nets sont cumulés sur une base estimative au cours de la période où les services connexes sont rendus. Les revenus tirés des services aux patients sont rajustés en conséquence aux cours des périodes subséquentes en fonction des paiements et des recouvrements finals.

Comptes clients – Patients – Les comptes clients des patients sont comptabilisés au coût, moins une provision pour pertes. La Société ne cumule pas les frais d'intérêts ou de financement. Périodiquement, la Société évalue les comptes clients relatifs aux patients et établit une provision pour pertes, en se basant sur l'historique des radiations de comptes et des recouvrements et sur les conditions de crédit courantes. Un compte est radié lorsqu'il est déterminé que tous les efforts de recouvrement ont été épuisés. En règle générale, les patients ont droit à du crédit sans fournir de garantie. La provision pour pertes aux 31 décembre 2005 et 2004 se chiffrait à -0- $.

Impôts sur le revenu – La Société ne comptabilise pas d'impôts sur le revenu; ses revenus sont plutôt inclus dans les déclarations de revenus des associés et imposés selon leur situation fiscale personnelle. Par conséquent, les états financiers combinés ne comprennent pas de provision pour les impôts sur le revenu.

(1) **Résume des principales conventions comptables (suite)**

Immobilisations corporelles – Les immobilisations corporelles (biens immobiliers et équipement) sont comptabilisées au coût. L'amortissement est calculé en utilisant les méthodes linéaires sur la durée de vie utile des actifs. Les améliorations locatives sont amorties sur la vie utile estimative de l'actif ou sur la durée du bail, en retenant la période la plus courte.

Dépenses publicitaires– Les dépenses publicitaires sont imputées aux frais d'exploitation au moment où elles sont engagées. Les dépenses publicitaires se sont chiffrées à 32 111 $ et à 687 $ pour les exercices terminés le 31 décembre 2005 et 2004, respectivement.

Aux fins de la dépréciation et de l'amortissement, les durées de vie utiles estimatives se présentent comme suit :

Actifs	Durée de vie estimative
Matériel téléphonique	7 ans
Matériel informatique	5 ans
Logiciel informatique	3 à 5 ans
Mobilier	7 ans
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	3 à 5 ans
Améliorations locatives	10 ans

Concentration du risque de crédit – À divers moments de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux limites assurées par la FDIC. La Société n'a pas enregistré de pertes sur de tels comptes et estime qu'elle ne s'expose pas à des risques de crédit significatifs liés à ces comptes bancaires.

Gestion du risque – La Société est exposée à divers risques de perte liés à des délits civils tels que vol, dommages ou destruction d'actifs; interruption des activités d'exploitation; erreurs et omissions; blessures et maladies des employés; catastrophes nationales; faute professionnelle médicale; indemnités d'accident du travail, indemnités de soins dentaires ou de maladie; pratiques d'emploi; obligations d'indemnisation des administrateurs et des principaux dirigeants; responsabilité civile liée à la pollution résultant de la disposition des déchets médicaux; perte des services des principaux utilisateurs du centre de chirurgie offrant des soins ambulatoires; modifications réglementaires. Des polices d'assurance sont souscrites pour régler les réclamations éventuelles, auprès des sociétés d'assurance contre les risques traditionnels et alternatifs (voir la note 7). La direction estime que ces réclamations, si elles se produisaient, seraient réglées pour des sommes inférieures aux sommes assurées.

Traitement comptable de certaines distributions – Le bénéfice net ne tient pas compte des distributions aux personnes recevant des frais d'établissement dans le cadre de certains contrats d'utilisation avec la Société.

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(2) Immobilisations corporelles

	31 décembre	
	2005	2004
Coûts		
Matériel téléphonique	43 185 $	37 713 $
Matériel informatique	31 558	11 320
Logiciel informatique	75 608	39 149
Mobilier	14 495	5 890
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	1 500 861	1 304 154
Améliorations locatives	978 719	965 690
Total des coûts	2 644 426	2 363 916
Amortissement cumulé	675 125	292 790
Montant net des immobilisations corporelles	1 969 301 $	2 071 126 $

Les frais d'amortissement imputés à l'exploitation pour les exercices terminés le 31 décembre se sont élevés à 382 335 $ en 2005 et à 271 771 $ en 2004.

(3) Lignes de crédit

La Société a obtenu une ligne de crédit de la Whitney Bank qui lui permettait d'emprunter jusqu'à 500 000 $ et qui portait intérêt au taux préférentiel du prêteur (6 % à la date de règlement, soit le 8 juin 2005). Les intérêts étaient exigibles trimestriellement. Au 31 décembre 2004, les emprunts en cours s'élevaient à 250 000 $. La ligne de crédit était garantie par nantissement de presque tous les actifs commerciaux de la Société. Elle était garantie en outre par un des associés. Le solde dû a été remboursé en entier en juin 2005, et la ligne de crédit a expiré en décembre 2005.

Un des associés de la Société avait également consenti une ligne de crédit non garantie qui lui permettait d'emprunter jusqu'à 1 500 000 $. Il n'y avait pas de solde dû sur cette ligne de crédit aux 31 décembre 2005 et 2004. La ligne de crédit a expiré en décembre 2005.

(4) Effets à payer

	31 décembre	
	2005	2004
Emprunt bancaire, remboursable en mensualités de 16 731 $, y compris les intérêts au taux préférentiel de la banque, jusqu'en juillet 2005, avec un paiement de quittance finale de 358 775 $, échu le 29 août 2005. L'emprunt est garanti par nantissement de la presque totalité des actifs de la Société et la garantie personnelle du commandité de la Société. L'emprunt a été remboursé en entier le 8 juin 2005.	- $	434 493 $
Un autre effet à rembourser à un particulier, non garantie, portant intérêt au taux de 6 % par année. L'effet était exigible sur demande et a été remboursé en entier le 8 janvier 2005.	-	133 333
Total des effets à payer	-	567 826
Moins tranche en court	-	567 826
Tranche à rembourser à long terme	- $	- $

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(5) Frais de location-acquisition

La Société loue divers types d'équipement médical pour des périodes allant jusqu'à cinq ans. Certains contrats de location transfèrent essentiellement tous les risques de propriété à la Société et sont comptabilisés comme des contrats de location-acquisition.

La valeur comptable nette totale des actifs détenus sous contrat de location-acquisition s'élevait respectivement à 232 883 $ et à 312 729 $ aux 31 décembre 2005 et 2004. L'amortissement des actifs détenus sous contrat de location-acquisition est compris dans les frais d'amortissement.

Le tableau suivant fournit un aperçu des paiements de location minimums futurs liés aux contrats de location-acquisition ainsi que de la valeur actualisée des paiements minimum futurs nets au 31 décembre 2005 :

Exercice terminé le 31 décembre :

2006	101 475 $
2007	95 659
2008	82 282
2009	221
Total des paiements de location minimums	279 637
Moins le montant représentant les intérêts	30 169
Valeur actualisée des paiements de location minimum futurs	249 468
Tranche à court terme des frais de location-acquisition	84 321
Tranche à long terme des frais de location-acquisition	165 147
	249 468 $

(6) Contrats de location-exploitation

En 2004, la Société a loué son immeuble à bureaux et son centre de chirurgie dans le cadre d'un contrat de location-exploitation avec un tiers apparenté en propriété commune. En janvier 2005, ce tiers apparenté a vendu les installations à un tiers non apparenté et la Société a prolongé le bail existant avec le nouveau propriétaire. Le bail prendra fin en novembre 2013.

La Société loue également une gamme d'équipement médical dans le cadre d'un contrat de location-exploitation qui prendra fin en février 2007. Le total des frais de location liés à l'équipement médical pour l'exercice terminé le 31 décembre s'élevait à 77 567 $ en 2005 et à 50 968 $ en 2004.

Les paiements de location annuels minimums futurs exigibles en vertu des contrats de location-exploitation non résiliables auxquels il reste plus d'un an à écouler se présentent comme suit :

Exercice terminé le 31 décembre :

2006	433 883 $
2007	404 631
2008	402 813
2009	414 903
2010	427 353
Par la suite	1 320 539
Total	3 404 122 $

Le total des frais de location pour l'exercice terminé le 31 décembre 2005 était de 467 038 $. Le total des frais de location assumé par le tiers apparenté pour l'exercice terminé le 31 décembre 2004 s'élevait à 265 332 $.

(7) Transactions avec des apparentés

Palladium Management Ltd. est affiliée à la Société par des actionnaires communs. Il existe une convention de gestion avec Palladium Management Ltd. selon laquelle cette dernière est chargée de la gestion de l'exploitation de la Société et de la prestation des services de comptabilité. Ainsi, Palladium Management Ltd. a perçu des honoraires de gestion de 1 237 161 $ et de 290 434 $ pour services rendus à la Société au cours des exercices terminés le 31 décembre 2005 et 2004, respectivement.

De plus, la Société a avancé des fonds à des entités apparentées ou a emprunté des fonds de ces entités. Ces avances ne portent en général aucun intérêt et sont exigibles sur demande. Au 31 décembre 2004, une tranche de 200 000 $ sur une somme de 593 097 $ portait intérêt au taux préférentiel majoré de 1 % (soit 6 % au 31 décembre 2004). Pour les exercices terminés le 31 décembre 2005 et 2004, la Société avait des comptes clients de 108 253 $ et de 80 974 $ avec des entités apparentés, et des comptes fournisseurs de 43 227 $ et de 593 097 $ avec des entités apparentés.

La Société a versé des primes d'assurance à des compagnies d'assurance affiliées à deux associés et un conjoint. Les frais versés à ces compagnies d'assurance pour les exercices terminés le 31 décembre 2005 et 2004 s'élevaient respectivement à 787 359 $ et à 419 045 $ (voir la note 10).

Les comptes fournisseurs-commerce, comprennent les montants dus à diverses entités, qui se chiffraient respectivement à 114 047 $ et à 52 947 $ pour les exercices terminés le 31 décembre 2005 et 2004.

(8) Régime d'avantages sociaux des employés

Au cours de l'exercice terminé le 31 décembre 2005, la Société a mis sur pied un régime d'épargne-retraite 401(k) pour ses employés. Le régime s'applique à la presque totalité des employés. En vertu des dispositions de ce régime, les employés peuvent y cotiser jusqu'à 15 % de leur salaire, sous réserve des limites de l'Internal Revenue Code (IRC), plus toutes les cotisations de rattrapage permises par l'IRC. La Société peut verser des cotisations de contrepartie égales à celles de l'employé jusqu'à concurrence de 4 % du montant cotisé par l'employé. Les cotisations de contrepartie de la Société ont atteint la somme de 18 946 $ pour l'exercice terminé le 31 décembre 2005.

(9) Informations relatives au flux de trésorerie

L'encaisse est constituée des espèces en caisse et des dépôts à vue dans les établissements financiers.

Voici un sommaire de l'information supplémentaire sur le flux de trésorerie :

	Exercices terminés 31 décembre	
	2005	2004
Décaissements :		
Intérêts	53 641 $	78 513 $

(10) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (FASB) a publié un document qui fournit son interprétation des normes de consolidation des entités à détenteurs de droits variables (la « FIN 46 »). En décembre 2003, le FASB a modifié la FIN 46 pour y apporter des corrections techniques et régler certaines questions liées à la mise en ouvre des normes. La FIN 46 fournit un nouveau cadre qui permettra d'identifier les entités à détenteurs de droits variables (EDDV) et de déterminer le moment où une société doit inclure l'actif, le passif, la part des actionnaires sans contrôle et les résultats des activités d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou une autre structure juridique utilisée pour exercer des activités ou détenir des actifs qui (1) n'a pas suffisamment de capitaux propres pour exercer ses activités principales sans un soutien financier subordonné additionnel, (2) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas le pouvoir de prendre des décisions ayant une incidence significative sur les activités de la société, (3) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'assumer les pertes de l'entreprise ou le droit de recevoir les rendements générés par ses activités.

Selon la FIN 46, une entité à détenteurs de droits variables doit être consolidée si un détenteur ayant un droit financier, contractuel ou de propriété (un détenteur de droits variables) dans une EDDV est obligé d'assumer la plus grande partie du risque de perte résultant des activités de l'EDDV; a le droit de recevoir la plus grande partie des rendements résiduels de l'EDDV (si aucune des parties n'assume la plus grande part des pertes de l'EDDV); ou les deux. Le détenteur de droits variables qui consolide l'EDDV s'appelle le principal bénéficiaire. Lors de la consolidation, le principal bénéficiaire doit d'abord inscrire tous les actifs, les passifs et les parts des actionnaires minoritaires à leur juste valeur et comptabiliser les états de l'EDDV comme s'il avait la majorité des droits de vote. La FIN 46 exige également de l'information sur les EDDV que le principal bénéficiaire n'est pas obligé de consolider, mais dans lesquelles il détient un droit variable significatif.

Aux 31 décembre 2005 et 2004, la Société avait des contrats d'assurance dommages auprès de la Nassau Casualty Corporation (« Nassau »), de la Westchester Casualty Corporation (« Westchester ») et de la Tuscany Casualty Corporation (« Tuscany »). Conformément aux dispositions de la FIN 46, ces contrats ont été évalués et il a été déterminé qu'il n'est pas nécessaire de les consolider dans les états financiers de la Société. Tel que mentionné à la note 7, la Société a versé des primes à Nassau, Westchester et Tuscany pour s'assurer contre certains risques. Nassau appartient en totalité à un certain partenaire de la Société; Westchester appartient en totalité à sa conjointe; et Tuscany appartient en totalité à un certain associé et à sa conjointe. Aux 31 décembre 2005 et 2004, Nassau avait des actifs de 1 305 361 $ et de 838 213 $, des passifs de 408 924 et de 215 034 $; et une valeur nette de 896 437 $ et de 623 179 $, respectivement. Aux 31 décembre 2005 et 2004, Westchester avait des actifs de 918 447 $ et de 489 652 $, des passifs de 473 893 $ et 315 536 $, et une valeur nette de 444 554 $ et 174 116 $, respectivement. Au 31 décembre de 2005, Tuscany avait un actif de 499 511 $, un passif de 324 545 $, et une valeur nette de 174 966 $. Nassau, Westchester et Tuscany participent avec d'autres sociétés d'assurance non apparentées à un consortium d'assureurs avec d'autres assureurs et sont des entreprises autosuffisantes. La Société ne s'expose à aucun risque et à aucune perte dans ses relations avec Nassau, Westchester et Tuscany.

THE PALLADIUM FOR SURGERY - HOUSTON, LLP

THE PALLADIUM FOR SURGERY –HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

THE PALLADIUM FOR SURGERY - HOUSTON; LLP



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania
19462 610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux membres du Conseil d'Administration :

The Palladium for Surgery – Houston LLP

Nous avons vérifié le bilan de The Palladium for Surgery – Houston, LLP au 31 décembre 2003, ainsi que les états des résultats et du déficit des associés et des flux de trésorerie pour l'exercice terminé à cette date. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que notre vérification constitue une base raisonnable à l'expression de notre opinion.

À notre avis, les états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de The Palladium for Surgery – Houston, LLP au 31 décembre 2003, ainsi que les résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date, conformément aux principes comptables généralement reconnus des États-Unis d'Amérique.

(signature)

Plymouth Meeting, Pennsylvania
Le 30 octobre 2006

THE PALLADIUM FOR SURGERY - HOUSTON, LLP

BILAN
Au 31 décembre 2003

ACTIF

ACTIF À COURT TERME	
Encaisse	11 272 $
Comptes clients - Patients	441 058
Frais payés d'avance	8 335
TOTAL DES ACTIFS À COURT TERME	460 665
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement cumulé	1 722 539
AUTRES ACTIFS	12 530
TOTAL DE L'ACTIF	2 195 734 $

PASSIF ET DÉFICIT DES ASSOCIÉS

PASSIF À COURT TERME	
Effets à payer	950 000 $
Tranche courante des frais de location- acquisition	98 409
Dû à des apparentés	909 195
Comptes fournisseurs	11 639
TOTAL DU PASSIF À COURT TERME	1 969 243
FRAIS DE LOCATION, moins la tranche courante ci-dessus	289 622
TOTAL DU PASSIF	2 258 865
DÉFICIT DES ASSOCIÉS	(63 131)
TOTAL DU PASSIF ET DU DEFICIT DES ASSOCIÉS	2 195 734 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY - HOUSTON, LLP

ÉTAT DES RÉSULTATS ET DU DÉFICIT DES ASSOCIÉS

Exercice terminé le 31 décembre 2003

REVENUS	
Revenus nets tirés des services aux patients	442 259 $
DÉPENSES	
Frais d'exploitation	469 589
Intérêts	35 801
TOTAL DES DÉPENSES	505 390
PERTE NETTE	(63 131)
CAPITAL DES ASSOCIÉS, DÉBUT DE L'EXERCICE	-
TOTAL DU DÉFICIT DES ASSOCIÉS	(63 131) $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY - HOUSTON, LLP

ÉTAT DES FLUX DE TRÉSORERIE

Exercice terminé le 31 décembre 2003

FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION	
Perte nette	(63 131) $
Ajustements pour concilier la perte nette avec les flux de trésorerie nets liés à l'exploitation	
Amortissement	21 019
Hausse de l'actif d'exploitation	
Comptes clients – Patients	(441 058)
Frais payés d'avance	(8 335)
Autres actifs	(12 530)
Hausse du passif d'exploitation	
Comptes fournisseurs -commerce	11 639
FLUX DE TRÉSORERIE NETS LIÉS À L'EXPLOITATION	(492 396)
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS	
Acquisition d'immobilisations corporelles	(1 346 829)
FLUX DE TRÉSORERIE LIÉS AU FINANCEMENT	
Émission d'effets à payer	950 000
Remboursement des frais de location-acquisition	(8 698)
Dû à des apparentés	909 195
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS	1 850 497
HAUSSE NETTE DE L'ENCAISSE	11 272
ENCAISSE, AU DÉBUT DE L'EXERCICE	-
ENCAISSE À LA FIN DE L'EXERCICE	11 272 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY - HOUSTON, LLP

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(1) Résumé des principales conventions comptables

Nature des activités - Palladium for Surgery - Houston, LLP est une société à responsabilité limitée (la « Société »), basée au Texas, qui a été constituée le 8 juillet 2002 à titre de société à but lucratif. La Société possède et exploite un centre de chirurgie qui offre des soins ambulatoires à ses patients dans la région de Galleria à Houston, Texas. Au cours de la plus grande partie de 2003, les activités de la Société ont été consacrées à la construction du centre de chirurgie et de soins ambulatoires. La Société a reçu son permis d'exploitation définitif au mois de décembre 2003, et le traitement des patients a alors débuté.

Méthode de comptabilité – La Société a établi le bilan de sa situation financière, l'état des résultats et l'état des flux de trésorerie en utilisant la méthode de comptabilité d'exercice.

Utilisation des estimations – Pour préparer les états financiers conformément aux principes comptables généralement reconnus des États-Unis, la direction doit faire des estimations et formuler des hypothèses qui ont des incidences sur les montants inscrits aux postes de l'actif et du passif, sur l'information fournie quant aux actifs et aux passifs éventuels à la date d'établissement des états financiers, et sur les montants déclarés aux postes des revenus et des dépenses durant la période considérée. Les résultats réels pourraient différer de ces estimations.

Revenus nets tirés des services aux patients – Les revenus nets tirés des services aux patients sont déclarés en fonction des revenus nets estimatifs réalisables auprès des patients, des tiers payeurs et d'autres personnes, pour les services rendus. Le revenu est constaté au moment où le service est fourni au patient.

Rajustements contractuels relatifs à des tierces parties – Des rajustements contractuels relatifs à des tierces parties calculés rétroactivement pour arriver aux revenus réalisables nets sont cumulés sur une base estimative au cours de la période où les services connexes sont rendus. Les revenus tirés des services aux patients sont rajustés en conséquence aux cours des périodes subséquentes en fonction des paiements et des recouvrements finals.

Comptes clients – Patients – Les comptes clients des patients sont comptabilisés au coût, moins une provision pour pertes. La Société ne cumule pas les frais d'intérêts ou de financement. Périodiquement, la Société évalue les comptes clients relatifs aux patients et établit une provision pour pertes, en se basant sur l'historique des radiations de comptes et des recouvrements antérieurs et sur les conditions de crédit courantes. Un compte est radié lorsqu'il est déterminé que tous les efforts de recouvrement ont été épuisés. La provision pour pertes au 31 décembre 2003 se chiffrait à -0- $.

Impôts sur le revenu – La Société proprement dite ne paie pas d'impôts sur le revenu; ses revenus sont plutôt inclus dans les déclarations de revenus des associés et imposés selon leur situation fiscale personnelle. Par conséquent, les états financiers ne comprennent pas de provision pour les impôts sur le revenu.

Immobilisations corporelles – Les immobilisations corporelles (biens immobiliers et équipement) sont comptabilisées au coût. L'amortissement est calculé en utilisant les méthodes d'amortissement accéléré sur la durée de vie utile des actifs connexes. Les améliorations locatives sont amorties sur la vie utile estimative de l'actif ou sur la durée du bail, en retenant la période la plus courte.

(1) Résumé des principales conventions comptables (suite)

Aux fins de l'amortissement, les durées de vie utiles estimatives s'établissent comme suit :

Actifs	Durée de vie utile estimative
Matériel téléphonique	7 ans
Matériel informatique	5 ans
Logiciel informatique	3 à 5 ans
Mobilier	
Équipement médical, y compris l'équipement	7 ans
sous contrat de location-acquisition	3 à 5 ans
Améliorations locatives	10 ans

Concentration du risque de crédit – À divers moments de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux limites assurées par la FDIC. La Société n'a pas enregistré de pertes sur de tels comptes et estime qu'elle ne s'expose pas à des risques de crédit significatifs liés à ces comptes bancaires.

Gestion du risque – La Société est exposée à divers risques de perte liés à des sinistres tels que vol, dommages ou destruction des biens; interruption des activités d'exploitation; erreurs et omissions; blessures et maladies des employés; catastrophes nationales; faute professionnelle médicale; indemnités d'accident du travail, indemnités de soins dentaires ou de maladie. Des polices d'assurance commerciale sont souscrites pour régler les réclamations éventuelles liées à ces sinistres. La direction estime que ces réclamations, si elles se produisent, seraient réglées pour des sommes inférieures aux sommes assurées.

(2) Immobilisations corporelles

	$
Coût	
Matériel téléphonique	34 002
Matériel informatique	3 351
Logiciel informatique	7 600
Mobilier	1 234
Équipement médical, y compris l'équipement sous contrat de location-acquisition	855 481
Améliorations locatives	841 890
Total des coûts	1 743 558
Amortissement cumulé	21 019
Immobilisations corporelles nettes	1 722 539

Les frais d'amortissement imputés à l'exploitation pour l'exercice terminé le 31 décembre 2003 se sont élevés à 21 019 $.

THE PALLADIUM FOR SURGERY - HOUSTON, LLP

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(3) Ligne de crédit

Un des associés de la Société lui a consenti une ligne de crédit non garantie qui permet d'emprunter jusqu'à 1 500 000 $. Il n'y avait pas de solde dû sur la ligne de crédit au 31 décembre 2003. La ligne de crédit est expirée en décembre 2005.

(4) Effets à payer

	$
Emprunt bancaire, remboursable en mensualités de 16 731 $, y compris les intérêts au taux préférentiel de la banque, jusqu'en mars 2004, avec un paiement de quittance finale de 481 391 $, échu le 29 avril 2004. L'emprunt est garanti par nantissement de la presque totalité des actifs de la Société et par la garantie personnelle du commandité de la Société. L'emprunt a été refinancé à des conditions similaires.	550 000
Un autre effet à rembourser à des particuliers, non garanti, portant intérêt à un taux variable de 6 % à 15 % par année. L'effet est exigible sur demande.	400 000
Total des effets à payer	950 000
Moins la portion à court terme	950 000
Portion à long terme	-

(5) Frais de location-acquisition

La Société loue divers types d'équipement médical pour des périodes allant jusqu'à cinq ans. Certains contrats de location transfèrent essentiellement les risques de propriété à la Société et sont comptabilisés comme des contrats de location-acquisition.

La valeur comptable nette totale des actifs détenus sous contrat de location-acquisition s'élevait à 392 575 $ au 31 décembre 2003. L'amortissement des actifs détenus sous contrat de location-acquisition est compris dans les frais d'amortissement.

Le tableau suivant fournit un aperçu des paiements de location minimums futurs liés aux contrats de location-acquisition ainsi que de la valeur actualisée des paiements de location minimums nets au 31 décembre 2003 :

Exercice terminé le 31 décembre	
2004	98 409 $
2005	95 659
2006	95 659
2007	95 659
2008	82 282
Par la suite	221
Total des paiements de location minimums	467 889
Moins le montant représentant les intérêts	79 858
Valeur actualisée des paiements de location minimums	388 031 $
Portion à court terme des frais de location-acquisition	98 409 $
Portion à long terme des frais de location-acquisition	289 622
	388 031 $

(6) Contrats de location-exploitation

La Société a loué son immeuble à bureaux et son centre de chirurgie dans le cadre d'un contrat de location-exploitation avec un tiers apparenté en propriété commune. En janvier 2005, le tiers apparenté a vendu ces installations à un tiers non apparenté et la Société a prolongé le bail existant avec le nouveau propriétaire.

Les paiements de location annuels minimums futurs exigibles en vertu des contrats de location-exploitation non résiliables auxquels il reste plus d'un an à écouler se présentent comme suit :

Exercice terminé le 31 décembre :	
2004	357 893 $
2005	368 635
2006	379 691
2007	391 083
2008	402 813
Par la suite	2 162 795
Total	4 062 910 $

Le total des frais de location pour le tiers apparenté durant l'exercice terminé le 31 décembre 2003 était de 157 300 $.

(7) Opérations entre apparentés

La Société avance des fonds à des entités apparentées ou emprunte des fonds de ces entités en propriété commune. En règle générale, les avances ne portent aucun intérêt et sont exigibles sur demande. La Société avait 909 195 $ de comptes créditeurs auprès de tiers apparentés au 31 décembre 2003. Sur cette somme de 909 195 $, une tranche de 200 000 $ portait intérêt au taux préférentiel majoré de 1 % (soit 5 % au 31 décembre 2003).

(8) Informations relatives au flux de trésorerie

L'encaisse est constituée des espèces en caisse et des dépôts à vue dans les établissements financiers.

Voici un sommaire de l'information supplémentaire sur le flux de trésorerie :

	Exercice terminé le 31 décembre 2003
Décaissements :	
Intérêts	35,801 $

Information supplémentaire sur les activités de financement hors bilan :

La Société a assumé des obligations de 396 729 $ liées à l'acquisition de divers équipements médicaux.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS FINANCIERS

Exercice terminé le 31 décembre 2006

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Exercice terminé le 31 décembre 2006

TABLE DES MATIÈRES



Mayer Hofman McCann P.C.
An Independent CPA Firm
401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DE MISSION D'EXAMEN

Aux associés de
Medical Ambulatory Surgical Suites, LLP
faisant affaire sous le nom de Kirby Surgical Center

Nous avons procédé à l'examen du bilan de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center au 31 décembre 2006, et des états des résultats, de l'avoir des associés et des flux de trésorerie de l'exercice terminé à cette date, conformément aux *Statements on Standards for Accounting and Review Services* émis par le American Institute of Certified Public Accountants. Toute l'information contenue dans ces états financiers a été fournie par la direction de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center.

Un examen consiste essentiellement en des prises de renseignements auprès du personnel de la Société et en l'application de procédés analytiques sur les données financières. Son étendue est beaucoup moins grande qu'une vérification effectuée conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique, dont l'objectif est d'exprimer une opinion sur l'ensemble des états financiers. Par conséquent, nous n'exprimons pas une opinion de vérificateurs sur ces états financiers.

Nous n'avons relevé, au cours de notre examen, aucune modification importante devant être apportée aux états financiers consolidés ci-joints pour les rendre conformes aux principes comptables généralement reconnus des États-Unis d'Amérique.

Mayer Hofman McCann P.C.

Plymouth Meeting, Pennsylvanie
Le 2 février 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

BILAN

au 31 décembre 2006

ACTIF

ACTIF À COURT TERME	
Encaisse	63 665 $
Comptes à recevoir de patients	5 076 992
Stocks	280 148
Charges payées d'avance	47 768
TOTAL DE L'ACTIF À COURT TERME	5 468 573
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement	4 344 046
AUTRES ACTIFS	47 535
TOTAL DE L'ACTIF	9 860 154 $

PASSIF ET AVOIR DES ASSOCIÉS

PASSIF À COURT TERME	
Tranche à court terme de la dette à long terme	1 336 100 $
Comptes fournisseurs	318 150
Charges courues et autres passifs à court terme	171 976
TOTAL DU PASSIF À COURT TERME	1 826 226
DETTE À LONG TERME, déduction faite de la tranche à court terme	1 171 476
TOTAL DU PASSIF	2 997 702
AVOIR DES ASSOCIÉS	6 862 452
TOTAL DU PASSIF ET DE L'AVOIR DES ASSOCIÉS	9 860 154 $

Voir les notes afférentes aux états financiers

Se reporter au rapport de mission d'examen

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTAT DES RÉSULTATS

Exercice terminé le 31 décembre 2006

PRODUITS	
Produits nets tirés des services aux patients	20 780 540 $
CHARGES	
Frais d'exploitation	7 441 839
Intérêts	217 083
TOTAL DES CHARGES	7 658 922
BÉNÉFICE NET	13 121 618 $

Voir les notes afférentes aux états financiers

Se reporter au rapport de mission d'examen

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTAT DE L'AVOIR DES ASSOCIÉS

Exercice terminé le 31 décembre 2006

Solde, début d'exercice	5 610 314 $
Bénéfice net	13 121 618
Retraits des associés	(11 869 480)
Solde, à la fin de l'exercice	6 862 452 $

Voir les notes afférentes aux états financiers

Se reporter au rapport de mission d'examen

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTAT DES FLUX DE TRÉSORERIE

Exercice terminé le 31 décembre 2006

FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION	
Bénéfice net	13 121 618 $
Redressements pour rapprocher le bénéfice net aux rentrées nettes provenant des activités d'exploitation	
Amortissement	696 000
Augmentation des actifs d'exploitation	
Comptes à recevoir de patients	(792 203)
Stocks	(7 326)
Charges payées d'avance	(1 497)
Augmentation (diminution) des passifs	
Comptes fournisseurs	(48 941)
Charges courues et autres passifs à court terme	41 239
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS D'EXPLOITATION	13 008 890
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT	
Acquisition d'immobilisations corporelles	(98 796)
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS D'INVESTISSEMENT	(98 796)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT	
Remboursement d'effets à payer	(1 270 000)
Retraits des associés	(11 869 480)
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS DE FINANCEMENT	13 139 480
DIMINUTION NETTE DE L'ENCAISSE	(229 386)
ENCAISSE, AU DÉBUT DE L'EXERCICE	293 051
ENCAISSE, À LA FIN DE L'EXERCICE	63 665 $

Voir les notes afférentes aux états financiers

Se reporter au rapport de mission d'examen

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(1) Sommaire des principales conventions comptables

Nature des activités – Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center (« KSC » ou la « Société ») a été créée le 10 mars 2003, dans l'État du Texas comme société à responsabilité limitée. Les opérations ont officiellement débuté en juin 2004. KSC possède et exploite une clinique de chirurgie ambulatoire à Houston, au Texas.

Méthode comptable - La société présente sa situation financière, ses résultats d'exploitation et ses flux de trésorerie selon la comptabilité d'exercice.

Utilisation d'estimations – La préparation des états financiers conformément aux principes comptables généralement reconnus des États-Unis exige de la direction qu'elle fasse des estimations et pose des hypothèses qui ont une incidence sur les montants d'actif et de passif déclarés et sur la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que sur les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels pourraient différer de ces estimations.

Produits nets tirés des services aux patients – Les produits tirés des services aux patients sont présentés comme des montants réalisables nets estimatifs à recevoir de patients, de tiers payeurs et attribuables à d'autres tiers pour services rendus. Les produits sont constatés en fonction du rendement des services aux patients.

Rajustements contractuels avec des tiers - Les rajustements contractuels rétroactifs sont été constatés de façon estimative durant la période au cours de laquelle les services connexes sont rendus. Les produits nets tirés des services aux patients sont redressés au besoin au cours des périodes futures une fois le règlement et le recouvrement définitifs établis.

Montants à recevoir des patients - Les montants à recevoir de patients sont constatés au coût, moins la provision pour pertes. La Société ne comptabilise pas de frais de financement ou d'intérêt. Périodiquement, la Société évalue les montants à recevoir de patients et constitue une provision pour pertes, en fonction des radiations et règlements antérieurs et des conditions de crédits en cours. Un compte est radié lorsqu'on détermine que les efforts de recouvrement sont épuisés. En règle générale, le crédit est accordé aux patients sans garantie. Il n'y avait aucune provision pour pertes aux 31 décembre 2006.

Impôts sur les bénéfices - La Société n'est pas assujettie à l'impôt sur les bénéfices; les gains réalisés sont plutôt inclus dans le revenu des associés et imposés en fonction de leur situation fiscale respective. Les états financiers ne comportent, par conséquent, aucune provision pour les impôts sur les bénéfices.

Stocks - Les stocks sont constitués de diverses fournitures médicales et sont évalués au plus petit du coût ou de la valeur du marché selon la méthode du premier entré, premier sorti (PEPS).

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(1) Sommaire des principales conventions comptables (suite)

Immobilisations corporelles - Les immobilisations corporelles sont présentées au coût. L'amortissement est calculé selon la méthode linéaire en fonction de la durée de vie utile des biens. Les améliorations locatives sont amorties selon le moindre de la durée de vie utile du bien ou la durée du bail. Les coûts d'entretien et de réparation sont imputés aux activités d'exploitation au moment où ils sont engagés.

Les durées de vie estimatives aux fins de l'amortissement sont les suivantes :

Biens	Vie utile estimative
Améliorations locatives	15 ans
Mobilier et agencement	5 ans
Matériel de bureau et médical	5-10 ans
Ordinateurs et logiciels	3 ans

Frais de publicité - Les frais de publicité sont imputés aux activités d'exploitation lorsqu'ils sont engagés. Ils étaient de 8 313 $ pour l'exercice terminé le 31 décembre 2006.

Concentration du risque de crédit - Parfois au cours de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux plafonds assurés par la Federal Deposit Insurance Corporation (FDIC). La Société n'a subi aucune perte en rapport avec ces comptes et est d'avis qu'elle n'est exposée à aucun risque de crédit élevé relativement à ces comptes.

Gestion du risque - La Société encourre divers risques de pertes pouvant découler entre autres de délits, du vol, de dommages ou de la destruction de ses biens, d'interruption de ses activités, d'erreurs ou d'omissions, de blessures ou de maladies de ses employés, de désastres nationaux, de mauvaises pratiques médicales. Les pertes pourraient être attribuables à des prestations médicales, dentaires ou d'accident versées aux employés, des pratiques d'emploi, des obligations d'indemnisation des administrateurs et principaux directeurs, de la responsabilité au chapitre de la pollution liée à la disposition de déchets médicaux, de la perte de services des principaux utilisateurs du centre de chirurgie ambulatoire et de changements de réglementation. Pour se prémunir contre de possibles réclamations attribuables à ces faits, la société achète des couvertures d'assurance sur les marchés de risques conventionnel et alternatif. La direction est d'avis que ces réclamations, si on prouvait leur bien-fondé, seraient réglées dans les limites de ses couvertures.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(2) Immobilisations corporelles

	31 décembre 2006
Coûts	
Améliorations locatives	2 372 181 $
Mobilier et agencement	248 868
Matériel de bureau et médical	3 287 358
Ordinateurs et logiciels	70 909
Total	5 979 316
Amortissement cumulé	1 635 270
Valeur nette	4 344 046 $

Les dépenses d'amortissement étaient de 696 000 $ à l'exercice terminé le 31 décembre 2006.

(3) Dette à long terme

La dette à long terme est constituée des éléments suivants :

	31 décembre 2006
Billet à terme d'un montant de 6 350 000 $, à payer en versements de capital mensuels de 105 833 $, plus les intérêts imputés au taux de base en vigueur moins la marge applicable. Le taux de base applicable est soit le plus élevé de a) 3 %, b) le taux des fonds fédéraux majoré de 0,50 % ou c) le taux préférentiel tel qu'il figure dans le *Wall Street Journal* (7,75 % au 31 décembre 2006) et la marge applicable est de 0,53 % jusqu'en septembre 2009. La facilité en entier est garantie par la quasi-totalité des actifs de la Société. La Société a effectué des paiements de capital additionnels sur le billet pour un total de 1 198 456 $ jusqu'au 31 décembre 2006.	2 294 044 $
Billet à terme d'un montant de 213 532 $, à payer en versements de capital mensuels de 6 647 $, incluant le capital et des intérêts au taux de 7,44 % jusqu'en décembre 2009.	213 532
Total de la dette à long terme	2 507 576
Moins la tranche à court terme	1 336 100
Tranche à long terme	1 171 476 $

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(3) Dette à long terme (suite)

Les échéances annuelles pour la dette à long terme se présentent comme suit :

Exercices terminés les 31 décembre,

2007	1 336 100 $
2008	1 095 234
2009	76 242
Total	2 507 576 $

(4) Contrats de location-exploitation

La Société loue ses bureaux et sa clinique de chirurgie aux termes d'un contrat de location- exploitation, venant à échéance en juin 2019.

Les paiements annuels futurs minimums exigibles aux termes du contrat de location-exploitation se présentent comme suit :

Exercices terminés le 31 décembre,

2007	128 016 $
2008	128 016
2009	134 616
2010	141 216
2011	141 216
Par la suite	1 193 736
Total	1 866 816 $

En plus de son loyer mensuel, la Société est tenue de payer une part proportionnelle des coûts d'entretien et d'exploitation et des taxes foncières. Le total des frais de location était de 185 619 $ pour l'exercice terminé le 31 décembre 2006.

(5) Opérations entre apparentés

La Société a versé aux associés des jetons de présence de 119 000 $ qui sont inclus dans les frais de bureau. L'associé directeur a reçu un montant de 54 000 $, montant inclus dans les honoraires professionnels.

(6) Divulgation des flux de trésorerie

L'encaisse est composée de l'argent en caisse et des dépôts à vue auprès d'institutions financières.

Le tableau résume l'information additionnelle sur les flux de trésorerie :

	Exercice terminé le 31 décembre 2006
Sorties de fonds :	
Intérêts	217 083 $

Sommaire des activités d'investissement et de financement hors caisse :

Matériel médical acheté	(213 532) $
Effet à payer pris en charge	213 532 $

(7) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (« FASB ») a émis l'interprétation No 46 (« FIN 46 ») « *Consolidation of Variable Interest Entities* ». En décembre 2003, le FASB a modifié l'interprétation No 46 pour apporter certaines corrections techniques et régler des questions de mise en application qui ont été soulevées. Le FIN 46 prévoit un nouveau cadre pour identifier les entités à détenteurs de droits variables (EDDV) et déterminer dans quelles circonstances une société doit inclure les actifs, les passifs, les intérêts minoritaires et les résultats d'exploitation d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou toute autre structure juridique servant à mener des activités ou à détenir des actifs; cette entité soit : 1) ne détient pas de fonds en quantité suffisante pour exercer ses principales activités sans recourir à du soutien financier subordonné additionnel, 2) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas la possibilité de prendre des décisions importantes sur ses activités, ou 3) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'absorber les pertes ou le droit de recevoir un rendement de ses opérations.

(7) Entente hors bilan

L'interprétation No 46 exige la consolidation d'une EDDV si une partie détenant une participation financière, contractuelle ou autre dans une EDDV (un détenteur de droits variables) est tenue d'absorber la majorité des pertes découlant des activités de la EDDV; reçoit la majeure partie des rendements résiduels de l'EDDV (si aucune partie n'absorbe la majeure partie des pertes de l'EDDV); ou les deux. Un détenteur de droits variables qui consolide une EDDV est appelé principal bénéficiaire. En règle générale, à la consolidation, le principal bénéficiaire doit initialement comptabiliser tous les actifs, les passifs et les participations minoritaires d'une EDDV à la juste valeur et par la suite comptabiliser la EDDV sur une base de consolidation en fonction de la participation majoritaire. L'interprétation No 46 exige également la présentation d'une EDDV qu'un détenteur de droits variables n'est pas tenu de consolider mais dans laquelle il détient des droits variables significatifs.

(8) Différences entre les principes et pratiques comptables généralement reconnus des États-Unis et du Canada

Les états financiers de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center ont été préparés en dollars américains et conformément aux principes comptables généralement reconnus des États-Unis. Ces principes comptables peuvent parfois différer, sous divers rapports, des principes que la Société devrait observer si elle établissait ses états financiers conformément aux principes comptables généralement reconnus du Canada. Ces différences ne sont toutefois pas significatives.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS FINANCIERS

Exercices terminés les 31 décembre 2005 et 2004 et la période du 10 mars 2003 (création) au 31 décembre 2003

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Exercices terminés les 31 décembre 2005 et 2004 et la période du 10 mars 2003 (création) au 31 décembre 2003

TABLE DES MATIÈRES

MHM Mayer Hofman McCann P.C.
An Independent CPA Firm
401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux associés de
Medical Ambulatory Surgical Suites, LLP
faisant affaire sous le nom de Kirby Surgical Center

Nous avons vérifié les bilans de Medical Ambulatory Surgical suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2005, 2004 et 2003, et les états des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés aux 31 décembre 2005 et 2004 et la période comprise entre le 10 mars 2003 (création) et le 31 décembre 2003. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montant et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent un fondement raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une une image fidèle de la situation financière de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2005, 2004 et 2003, ainsi que les résultats de son exploitation et de l'évolution des flux de trésorerie pour les exercices terminés les 31 décembre 2005 et 2004 et la période comprise entre le 10 mars 2003 (la création) et le 31 décembre 2003, selon les principes comptables généralement reconnus des Etats-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvanie
Le 22 janvier 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

BILANS

31 décembre 2005, 2004 et 2003

	2005		2004		2003	
ACTIF						
ACTIF À COURT						
Encaisse	293 051	$	541 115	$	72 411	$
Comptes à recevoir de patients,	4 284 789		4 070 414		-	
Dû par des apparentés	-		31 500		59 339	
Stocks	272 822		224 723		-	
Charges payées d'avance	46 271		17 762		-	
TOTAL DE L'ACTIF À COURT TERME	4 896 933		4 885 514		131 750	
IIMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement	4 727 718		5 343 914		448 023	
AUTRES ACTIFS	47 535		46 535		13 748	
TOTAL DE L'ACTIF	9 672 186	$	10 275 963	$	593 521	$
PASSIF ET AVOIR DES ASSOCIÉS						
PASSIF À COURT TERME						
Tranche à court terme de la dette à long terme	1 270 000	$	1 270 000	$	-	$
Sommes à payer à des apparentés	-		6 000		-	
Créditeurs, opérations	367 091		348 040		30 190	
Frais courus et autres passifs à court terme	130 737		95 441		70 391	
TOTAL DU PASSIF À COURT TERME	1 767 828		1 719 481		100 581	
DETTE À LONG TERME, déduction faite de la tranche à court terme	2 294 044		4 162 500		100 000	
TOTAL DU PASSIF	4 061 872		5 881 981		200 581	
AVOIR DES ASSOCIÉS	5 610 314		4 393 982		392 940	
TOTAL DU PASSIF ET DE L'AVOIR DES ASSOCIÉS	9 672 186	$	10 275 963	$	593 521	$

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DES RÉSULTATS

Exercices terminés les 31 décembre 2005 et 2004 et période comprise entre le 10 mars 2003 (création) et le 31 décembre 2003

	2005		2004		2003	
PRODUITS						
Produits nets tirés des services aux patients	16 804 461	$	10 742 700	$	-	$
CHARGES						
Frais d'exploitation	6 734 917		3 936 241		71 060	
Intérêts	240 712		125 417		-	
TOTAL DES CHARGES	6 975 629		4 061 658		71 060	
BÉNÉFICE NET (PERTE)	9 828 832	$	6 681 042	$	(71 060)	$

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DE L'AVOIR DES ASSOCIÉS

Exercices terminés les 31 décembre 2005 et 2004 et période comprise entre le 10 mars 2003 (création) et le 31 décembre 2003

	2005		2004		2003	
Solde, au début de l'excercice /de la période	4 393 982	$	392 940	$	-	$
Apports de capital	75 000		-		464 000	
Bénéfice net (perte)	9 828 832		6 681 042		(71 060)	
Retraits des associés	(8 687 500)		(2 680 000)		-	
Solde, à la fin de l'exercice / de la période	5 610 314	$	4 393 982	$	392 940	$

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 décembre 2005 et 2004 et période comprise entre le 10 mars 2003 (création) et le 31 décembre 2003

	2005		2004		2003	
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION						
Bénéfice net	9 828 832	$	6 681 042	$	(71 060)	$
Redressements pour rapprocher le bénéfice net (perte) aux rentrées nettes provenant des activités d'exploitation,						
Amortissement	599 819		343 063		254	
Gain sur disposition d'immobilisations	(3 866)		-		-	
Augmentation des biens d'exploitation						
Comptes à recevoir de patients	(214 375)		(4 070 414)		-	
Stocks	(48 099)		(224 723)		-	
Charges payées d'avance	(28 509)		(17 762)		-	
Autres actifs	(1 000)		(32 787)		(13 748)	
Augmentation des passifs d'exploitation						
Créditeurs, opérations	19 051		317 850		30 190	
Frais courus et autres passifs à court terme	35 296		25 050		70 391	
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS 'EXPLOITATION	10 187 149		3 021 319		16 027	
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT						
Remboursement de sommes à payer (avances) aux apparentés	31 500		27 839		(59 339)	
Acquisition d'immobilisations corporelles	(257 706)		(5 238 954)		(448 277)	
Produits de la disposition de biens et d'équipement	277 949		-		-	
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS D'INVESTISSEMENT	51 743		(5 211 115)		(507 616)	
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT						
Augmentation de la dette à long terme	-		9 671 215		100 000	
Remboursements de la dette à long terme	(1 868 456)		(4 338 715)		-	
Avances de sommes (remboursements) à des apparentés	(6 000)		6 000		-	
Apport de capital	75 000		-		464 000	
Retraits des associés	(8 687 500)		(2 680 000)		-	
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS DE FINANCEMENT	(10 486 956)		2 658 500		564 000	
AUGMENTATION (DIMINUTION) NET DE L'ENCAISSE	(248 064)		468 704		72 411	
ENCAISSE, AU DÉBUT DE L'EXERCICE / DE LA PÉRIODE	541 115		72 411		-	
ENCAISSE, À LA FIN DE L'EXERCICE / DE LA PÉRIODE	293 051	$	541 115	$	72 411	$

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(1) Sommaire des principales conventions

Nature des activités – Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center (« KSC » ou la « Société ») a été créée le 10 mars 2003, dans l'État du Texas comme société à responsabilité limitée. Les opérations ont officiellement débuté en juin 2004. KSC possède et exploite une clinique de chirurgie ambulatoire dans la communauté (« ASC ») à Houston, au Texas.

Méthode comptable - La société présente sa situation financière, ses résultats d'exploitation et ses flux de trésorerie selon la comptabilité d'exercice.

Utilisation d'estimations –La préparation des états financiers conformément aux principes comptables généralement reconnus des États-Unis exige de la direction qu'elle fasse des estimations et pose des hypothèses qui ont une incidence sur les montants d'actif et de passif déclarés et sur la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que sur les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels pourraient différer de ces estimations.

Produits nets tirés des services aux patients – Les produits tirés des services aux patients sont présentés comme des montants réalisables nets estimatifs à recevoir de patients, de tiers payeurs et attribuables à d'autres tiers pour services rendus. Les produits sont constatés au moment où le service est rendu aux patients.

Rajustements contractuels avec des tiers - Les rajustements contractuels rétroactifs sont constatés de façon estimative durant la période au cours de laquelle les services connexes sont rendus. Les produits nets tirés des services aux patients sont redressés au besoin au cours des périodes futures une fois le règlement et le recouvrement définitifs établis.

Comptes à recevoir de patients - Les comptes à recevoir de patients sont constatés au coût, moins la provision pour pertes. La Société ne comptabilise pas de frais de financement ou d'intérêt. Périodiquement, la Société évalue les montants à recevoir de patients et constitue une provision pour pertes, en fonction des radiations et règlements antérieurs et des conditions de crédits en cours. Un compte est radié lorsqu'on détermine que les efforts de recouvrement sont épuisés. En règle générale, le crédit est accordé aux patients sans garantie. Il n'y avait aucune provision pour pertes aux 31 décembre 2005, 2004 et 2003.

Impôts sur les bénéfices - La Société n'est pas assujettie à l'impôt sur les bénéfices; les gains réalisés sont plutôt inclus dans le revenu des associés et imposés en fonction de leur situation fiscale respective. Les états financiers ne comportent, par conséquent, aucune provision pour les impôts sur les bénéfices.

Stocks - Les stocks sont constitués de diverses fournitures médicales et sont évalués au plus petit du coût ou de la valeur du marché selon la méthode du premier entré, premier sorti (PEPS).

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(1) Sommaire des principales conventions comptables (suite)

Immobilisations corporelles - Les biens immobiliers et l'équipement sont présentés au coût. L'amortissement est calculé selon la méthode linéaire en fonction de la durée de vie estimative des actifs. Les améliorations locatives sont amorties selon le moins élevé des montants entre la durée de vie utile du bien ou la durée du bail. Les coûts d'entretien et de réparation sont imputés aux activités d'exploitation au moment où ils sont engagés.

Les durées de vie estimatives aux fins de l'amortissement sont les suivantes :

Actifs	Vie utile estimative
Améliorations locatives	15 ans
Mobilier et matériel	5 ans
Matériel de bureau et médical	5 – 10 ans
Ordinateurs et logiciels	3 ans

Frais de publicité - Les frais de publicité sont imputés aux activités d'exploitation lorsqu'ils sont engagés. Ils étaient respectivement de 494 758 $ et de 473 963 $ pour les exercices terminés les 31 décembre 2005 et 2004 et de 0 $ pour la période du 10 mars 2003 (création) au 31 décembre 2003.

Concentration du risque de crédit - Parfois au cours de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux plafonds assurés par la Federal Deposit Insurance Corporation (FDIC). La Société n'a subi aucune perte en rapport avec ces comptes et est d'avis qu'elle n'est exposée à aucun risque de crédit élevé relativement à ces comptes.

Gestion du risque - La Société encourre divers risques de pertes pouvant découler entre autres de délits, du vol, de dommages ou de la destruction de ses biens, d'interruption de ses activités, d'erreurs ou d'omissions, de blessures ou de maladies de ses employés, de désastres nationaux, de mauvaises pratiques médicales. Les pertes pourraient être attribuables à des prestations médicales, dentaires ou d'accident versées aux employés, des pratiques d'emploi, des obligations d'indemnisation des administrateurs et principaux directeurs, de la responsabilité au chapitre de la pollution liée à la disposition de déchets médicaux, de la perte de services des principaux utilisateurs du centre de chirurgie ambulatoire et de changements de réglementation. Pour se prémunir contre de possibles réclamations attribuables à ces faits, la société achète des couvertures d'assurance sur les marchés de risques conventionnel et alternatif. La direction est d'avis que ces réclamations, si on prouvait leur bien-fondé, seraient réglées dans les limites de ses couvertures.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(2) Immobilisations corporelles

	31 décembre					
	2005		2004		2003	
Coût						
Améliorations locatives	2 366 557	$	2 634 972	$	3 701	$
Mobilier et agencement	245 460		219 090		10 650	
Matériel de bureau et médical	2 984 062		2 762 260		59 746	
Ordinateurs et logiciels	70 909		70 909		-	
Total	5 666 988		5 687 231		74 097	
Amortissement cumulé	(939 270)		(343 317)		(254)	
Construction en cours	-		-		374 180	
Valeur nette	4 727 718	$	5 343 914	$	448 023	$

Les dépenses d'amortissement étaient respectivement de 599 819 $ et de 343 063 $ pour les exercices terminés les 31 décembre 2005 et 2004 et de 254 $ pour la période du 10 mars 2003 (création) au 31 décembre 2003.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(3) Dette à long terme

	31 décembre		
	2005	**2004**	**2003**
Effet de construction d'un montant de 3 421 215 $, à payer en versements d'intérêts mensuels au taux prêteur ou au taux légal maximum jusqu'en décembre 2009. Les douze premiers paiements, à partir de janvier 2004, sont constitués de paiement d'intérêts uniquement. Les cinquante-neuf autres paiements de 64 562 $ incluent le capital et les intérêts. Le soixante-douzième et dernier paiement comprend le solde du capital impayé, plus les intérêts cumulés. Il est garanti par tous les biens de la Société et une garantie personnelle des associés. Cet effet a été réglé en septembre 2004 à même les produits tirés d'un billet à terme d'une autre banque.	- $	- $	100 000 $
Billet à terme d'un montant de 6 350 000 $, à payer en versements de capital mensuels de 105 833 $, plus intérêts au taux de base applicable moins la marge applicable. Le taux de base applicable est soit le plus élevé de a) 3 %, b) le taux des fonds fédéraux majoré de 0,50 % ou c) le taux préférentiel tel qu'il figure dans le *Wall Street Journal* (7,75 % au 31 décembre 2005) et la marge applicable est de 0,53 % jusqu'en septembre 2009. La facilité en entier est garantie par la presque totalité des actifs de la Société. Les associés ont personnellement garanti la dette jusqu'en août 2005, au moment où la banque a modifié son billet à terme et supprimer les garanties. La Société a effectué des paiements de capital additionnels sur le billet pour un total de 1 198 456 $ jusqu'au 31 décembre 2005.	3 564 044	5 432 500	-
Total de la dette à long terme	3 564 044	5 432 500	100 000
Moins la tranche à court terme	1 270 000	1 270 000	-
Tranche à long terme	2 294 044 $	4 162 500 $	100 000 $

(3) Dette à long terme (suite)

Les échéances annuelles pour la dette à long terme se présentent comme suit :

Exercices terminés les 31 décembre		
2006	1 270 000	$
2007	1 270 000	
2008	1 024 044	
Total	3 564 044	$

(4) Marge de crédit

Au cours de septembre 2004, la Société a conclu plusieurs accords de financement avec une banque (ci-après nommé les « accords »). La Société a prolongé une marge de crédit de fonds de roulement de 750 000 $. Cette marge de crédit vient à échéance en septembre 2005. Seuls des paiements d'intérêts sont dus sur le solde restant à la fin du mois. La Société n'a jamais emprunté de fonds aux termes de cette marge de crédit.

(5) Contrats de location-exploitation

La Société loue ses bureaux et sa clinique de chirurgie aux termes d'un contrat de location-exploitation, venant à échéance en juin 2019.

Les paiements minimums exigibles aux termes du contrat de location-exploitation se lisent comme suit :

Exercices terminés les 31 décembre		
2006	128 016	$
2007	128 016	
2008	128 016	
2009	134 616	
2010	141 216	
Par la suite	1 334 952	
Total	1 994 832	$

En plus de son loyer mensuel, la Société est tenue de payer une part proportionnelle des coûts d'entretien et d'exploitation et des taxes foncières Le total des frais de location pour les exercices terminés les 31 décembre 2005 et 2004 était de 162 352 $ et de 102 561 $, respectivement et de 0 $ pour la période du 10 mars 2003 (création) au 31 décembre 2003.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

(6) Opérations entre apparentés

La Société a effectué et reçu des prêts des associés qui ne portent pas intérêt et qui sont payables sur demande. Pour les exercices terminés les 31 décembre 2005 et 2004, la Société avait des créances à recevoir d'apparentés de 0 $ et de 31 500 $, respectivement, et de 59 339 $ pour la période du 10 mars 2003 (création) au 31 décembre 2003. Pour les exercices terminés les 31 décembre 2005 et 2004, la Société avait des créances à payer à des apparentés de 0 $ et de 6 000 $, respectivement,et de 0 $ pour la période du 10 mars 2003 (création) au 31 décembre 2003. De plus, la Société a versé aux associés des jetons de présence de 98 000 $ et de 40 000 $ en 2005 et 2004, respectivement. L'associé directeur a reçu un montant de 54 000 $ et de 0 $ pour l'exécution de ses tâches en 2005 et 2004, respectivement

(7) Divulgation des flux de trésorerie

L'encaisse est composée de l'argent en caisse et des dépôts à vue auprès d'institutions financières.

Le tableau résume l'information additionnelle sur les flux de trésorerie :

	Exercices terminés les		Pour la période du 10 mars 2003 (création) au 31 décembre
	2005	2004	2003
Sorties de fonds :			
Intérêts	240 712 $	125 417 $	- $

(8) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (« FASB ») a émis l'interprétation No 46 (« FIN 46 ») « *Consolidation of Variable Interest Entities* ». En décembre 2003, le FASB a modifié l'interprétation No 46 pour apporter certaines corrections techniques et régler des questions de mise en application qui ont été soulevées. Le FIN 46 prévoit un nouveau cadre pour identifier les entités à détenteurs de droits variables (EDDV) et déterminer dans quelles circonstances une société doit inclure les actifs, les passifs, les intérêts minoritaires et les résultats d'exploitation d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou toute autre structure juridique servant à mener des activités ou à détenir des actifs; cette entité doit : 1) ne détient pas de fonds en quantité suffisante pour exercer ses principales activités sans recourir à du soutien financier subordonné additionnel, 2) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas la possibilité de prendre des décisions importantes sur ses activités, ou 3) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'absorber les pertes ou le droit de recevoir un rendement de ses opérations.

L'interprétation No 46 exige la consolidation d'une EDDV si une partie détenant une participation financière, contractuelle ou autre dans une EDDV (un détenteur de droits variables) est tenue d'absorber la majorité des pertes découlant des activités de la EDDV; reçoit la majeure partie des rendements résiduels de l'EDDV (si aucune partie n'absorbe la majeure partie des pertes de l'EDDV); ou les deux. Un détenteur de droits variables qui consolide une EDDV est appelé principal bénéficiaire. En règle générale, à la consolidation, le principal bénéficiaire doit initialement comptabiliser tous les actifs, les passifs et les participations minoritaires d'une EDDV à la juste valeur et par la suite comptabiliser la EDDV sur une base de consolidation en fonction de la participation majoritaire. L'interprétation No 46 exige également la présentation d'une EDDV qu'un détenteur de droits variables n'est pas tenu de consolider mais dans laquelle il détient des droits variables significatifs. La Société n'avait pas aucune participation dans une entité à détenteurs de droits variables au 31 décembre 2003, 2004 et 2005.

(9) Différences entre les principes et pratiques comptables généralement reconnus des Etats-Unis et du Canada

Les états financiers de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center ont été préparés en dollars américains et conformément aux principes comptables généralement reconnus des États-Unis. Ces principes comptables peuvent parfois différer, sous divers rapports, des principes que la Société devrait observer si elle établissait ses états financiers conformément aux principes comptables généralement reconnus du Canada. Ces différences ne sont toutefois pas significatives.

ATTESTATION DE L'ÉMETTEUR

Le 30 mars 2007

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts au moyen du présent prospectus, conformément à la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), à la partie 9 de la loi intitulée *Securities Act* (Alberta), à la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario), à la partie 6 de la *Loi sur les valeurs mobilières* (Nouveau-Brunswick), à l'article 63 de la loi intitulée *Securities Act* (Nouvelle-Écosse), à la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard), à la partie XIV de la loi intitulée *Securities Act* (Terre-Neuve-et-Labrador), à la partie 3 de la loi intitulée *Securities Act* (Yukon), à l'article 27 de la loi intitulée *The Securities Act* (Territoires du Nord-Ouest) et à l'article 27 de la loi intitulée *Securities Act* (Nunavut) ainsi qu'à leurs règlements d'application respectifs, et ne contient aucune déclaration fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres faisant l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et des règlements d'application.

NORTHSTAR HEALTHCARE INC.

Par : (signé) DONALD L. KRAMER, M.D.
Chef de la direction

Par : (signé) KENNETH J. KLEIN
Chef des services financiers

Au nom du conseil d'administration

Par : (signé) CECIL F. FLEMING
Administrateur

Par : (signé) DONALD L. KRAMER, M.D.
Administrateur

Le promoteur

HEALTHCARE VENTURES LTD.,
PAR HEALTHCARE VENTURES MANAGEMENT CORP.,
son commandité individuel

Par : (signé) Donald L. Kramer, M.D.
Président

ATTESTATION DES PRENEURS FERMES

Le 30 mars 2007

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts au moyen du présent prospectus, conformément à la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), à la partie 9 de la loi intitulée *Securities Act* (Alberta), à la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario), à la partie 6 de la *Loi sur les valeurs mobilières* (Nouveau-Brunswick), à l'article 64 de la loi intitulée *Securities Act* (Nouvelle-Écosse), à la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard), à la partie XIV de la loi intitulée *Securities Act* (Terre-Neuve-et-Labrador), à la partie 3 de la loi intitulée *Securities Act* (Yukon), à l'article 27 de la loi intitulée *The Securities Act* (Territoires du Nord-Ouest) et à l'article 27 de la loi intitulée *Securities Act* (Nunavut) ainsi qu'à leurs règlements d'application respectifs, et à notre connaissance, ne contient aucune déclaration fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres faisant l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et des règlements d'application.

BMO NESBITT BURNS INC.

Par : (signé) KENNETH MANGET


NORTHSTAR HEALTHCARE INC.

Amended and Restated
Preliminary Long Form Prospectus - English
April 23, 2007

A copy of this amended and restated preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. See "Plan of Distribution".

AMENDED AND RESTATED PRELIMINARY PROSPECTUS

Initial Public Offering

April 23, 2007



Northstar Healthcare Inc.

Cdn $ ●

● Common Shares

This initial public offering (the "Offering") of ● common shares ("Common Shares") of Northstar Healthcare Inc. ("Northstar" or the "Issuer") is being sold on an underwritten basis by BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). See "Plan of Distribution".

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly hold an interest in two ambulatory surgery centres in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and three pain management clinics in Houston (collectively, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ambulatory surgery centres and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, Northstar Healthcare Subco, L.L.C. ("Northstar Subco"), an indirect subsidiary of the Issuer, will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. Northstar will be entitled to 87.5% of the distributions indirectly paid to Northstar Subco by the Northstar Partnerships on account of its indirect partnership interests and 87.5% of the management fees paid by the Northstar Partnerships and the Managed Centres. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will be entitled to the remaining 12.5% of such distributions and management fees. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships", "Investment Agreement and Related Transactions", "Retained Interest" and "Use of Proceeds".

Upon the closing of this Offering (the "Closing"), the Issuer's board of directors intends to adopt a dividend policy providing for the payment, subject to applicable law and the terms of any then existing indebtedness, of regular monthly dividends on each of its Common Shares in the annual amount of Cdn $ ● per share.

The price to the public of the Common Shares has been determined by negotiation among Northstar, Ventures and the Underwriters. See "Plan of Distribution". **There are certain risk factors associated with an investment in the Common Shares, which should be carefully reviewed and considered by prospective purchasers before purchasing the Common Shares. See "Risk Factors".**

Each Common Share is entitled to one vote. Upon completion of this Offering, the Issuer's outstanding Common Shares will consist of ● Common Shares. See "The Issuer – Share Capital".



Northstar Healthcare Inc.



Northstar Healthcare Inc. manages, owns and operates Ambulatory Surgery Centers (ASCs) in Houston and Dallas, Texas

Northstar will own a controlling interest in two ASCs in Houston, Texas and manage an ASC in Dallas and three pain management clinics in Houston. The Northstar ASCs are licensed ambulatory surgery centers that provide scheduled surgical procedures in select high-margin clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients.


PALLADIUM

✩ The Palladium for Surgery – Houston

THE PALLADIUM FOR SURGERY (HOUSTON) is located in Houston, Texas, less than a mile from the Galleria shopping and office complex, within minutes of the Texas Medical Center. Palladium ASC focuses primarily on pain management, ENT, podiatry, and orthopedics.



✩ Kirby Surgical Center – Houston

KIRBY SURGICAL CENTER (HOUSTON) is located in Houston, Texas, in close proximity to major sports stadiums. A number of this Northstar ASC's surgical staff are designated physicians for professional sports teams. Kirby ASC focuses primarily on pain management, ENT, podiatry, and orthopedics.



✩ The Palladium for Surgery – Dallas

THE PALLADIUM FOR SURGERY (DALLAS) is well located in the heart of Dallas' Medical Center and focuses primarily on pain management, ENT, podiatry, and orthopedics.



Northstar Healthcare Inc.



○ River Oaks Pain Management Center – Humble



○ River Oaks Pain Management Center – Baytown


CENTER

○ River Oaks Pain Management Center – Galleria

RIVER OAKS PAIN MANAGEMENT FACILITIES – Established in 1998, the three Houston, Texas area locations include 3 physicians and 12+ staff. Northstar Healthcare has management responsibilities for this group practice.



In connection with this Offering, the Underwriters are permitted to engage in transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. **The Underwriters may offer the Common Shares at a lower price than stated below. See "Plan of Distribution". There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus.**

Price: Cdn $ ● per Common Share

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Issuer[2]
Per Common Share	Cdn $ ●	Cdn $ ●	Cdn $ ●
Total[3]	Cdn $ ●	Cdn $ ●	Cdn $ ●

Notes:

(1) The Underwriters will receive a fee of ● % of the price of the Common Shares offered hereby.

(2) After deducting the Underwriters' fee but before deducting expenses of the Offering, estimated at Cdn $ ● , which expenses will be paid for by the Issuer on behalf of certain subsidiaries of the Issuer, including Northstar Acquisitions, from the proceeds of the Offering.

(3) The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part and at any time for a period of 30 days after Closing to purchase up to an additional ● Common Shares on the same terms as set forth above solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Issuer will be Cdn $ ● , Cdn $ ● and Cdn $ ● , respectively. See "Plan of Distribution". This prospectus qualifies the distribution of the Over-Allotment Option and the Common Shares issuable on the exercise thereof.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued, sold and delivered by the Issuer to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP and, with respect to U.S. federal income tax matters, on behalf of the Issuer by Kaye Scholer LLP and on behalf of the Underwriters by Shearman & Sterling LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Offering will be conducted under the book-based system. Accordingly, a subscriber who purchases Common Shares will receive a customer confirmation from the registered dealer from or through whom Common Shares are purchased. CDS Clearing and Depository Services Inc. ("CDS") will record the CDS participants who hold Common Shares on behalf of owners who have purchased or transferred Common Shares in accordance with the book-based system. Certificates evidencing Common Shares will not be issued unless specifically requested. The closing date of this Offering is expected to occur on or about ● , 2007 or such other date as the Issuer and the Underwriters may agree (the "Closing Date"), but in any event no later than ● , 2007. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer that is a CDS participant and from or through which the Common Shares are purchased.

Ventures, the promoter of this Offering, is organized under the laws of a foreign jurisdiction and resides outside Canada. Although Ventures has appointed the Issuer, Suite 2400, 250 Yonge Street, Toronto, Ontario, Canada, M5B 2M6 as its agent for service of process in Ontario, it may not be possible for investors to collect from the promoter judgments obtained in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. See "Risk Factors – Risks Related to the Structure of the Issuer and this Offering – Limitations on Enforcement of Certain Civil Judgments by Canadian Investors".

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains "forward-looking statements" that reflect the current expectations of management regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are only predictions and are not guarantees of performance. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "aim", "endeavour" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Important assumptions relating to the forward-looking statements contained in this prospectus include expansion, capital expenditures, competitive conditions and gross economic conditions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this prospectus are based upon what management currently believes to be reasonable assumptions, we cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus and we do not intend, and do not assume any obligation, to update or revise these forward-looking statements.

NON-GAAP FINANCIAL MEASURES

This prospectus contains references to EBITDA (earnings before interest, taxes, depreciation and amortization). Management believes that EBITDA is a useful supplemental measure of cash available for distribution prior to debt service, capital expenditures and income taxes. However, EBITDA is not a recognized earnings measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss (which are determined in accordance with GAAP or Canadian GAAP) as an indicator of the performance of the Issuer or the Northstar Partnerships or as a measure of liquidity and cash flows. The Issuer's method of calculating EBITDA may differ materially from the methods used by other public companies and accordingly, may not be comparable to similarly titled measures used by other public companies.

This prospectus also contains references to net collected revenues, which represents actual payments received from third-party payors and patients, less refunds. Net collected revenues is not a recognized earnings measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP.

GENERAL MATTERS

Market data and industry forecasts used throughout this prospectus were obtained from various public sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

Our corporate website is *www.Northstar-Healthcare.com*. The information contained on our website is not intended to be included in or incorporated by reference into this prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in our Common Shares.

The graphs and tables demonstrating our historical performance that are contained in this prospectus are intended only to illustrate the effects of past performance. Past returns are not necessarily indicative of future performance.

As used in this prospectus, unless the context indicates or requires otherwise, the terms "Northstar", "Issuer", "we", "us" and "our" mean Northstar Healthcare Inc.

Unless otherwise indicated or the context otherwise requires, all references to years in this prospectus are references to calendar years.

Percentages in tables have been rounded and accordingly may not add up to one hundred percent. Certain financial data has also been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetical totals of such data.

CURRENCY AND EXCHANGE RATE INFORMATION

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. References to "$", "US$" or "U.S. dollars" are to the lawful currency of the United States and references to "Cdn $" or "Canadian dollars" are references to the lawful currency of Canada.

The business of the Northstar Partnerships is conducted in the United States and their revenues and expenses are denominated, earned and incurred in U.S. dollars. Accordingly, the *pro forma* consolidated financial statements of the Issuer and the financial statements for the Northstar Partnerships included in this prospectus are presented in U.S. dollars.

The following table reflects the high and low rates of exchange for one U.S. dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average of such rates of exchange on the last day of each month of such periods, based on the Bank of Canada noon spot rate of exchange:

	Years Ended December 31,		
	2006	2005	2004
Low	1.1726	1.2704	1.3968
High	1.0990	1.1507	1.1774
Period end	1.1653	1.1651	1.2036
Average rate	1.1342	1.2116	1.3015

On ● , 2007, the noon spot rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn $ ● .

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Issuer, and Borden Ladner Gervais LLP, counsel to the Underwriter, on the date of this prospectus, the Common Shares, if and when listed on the Toronto Stock Exchange, will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (collectively, the "Tax Act") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

MEANING OF CERTAIN REFERENCES

Capitalized terms used in this prospectus will have the meaning as set out in the "Glossary of Terms".

References to "management" in this prospectus refer to the management of the Issuer and Northstar Healthcare Acquisitions L.L.C., unless otherwise indicated.

References to "net patient service revenues" in this prospectus refer to gross revenues received from patients, less provisions for contractual adjustments with third-party payors, such as private payors with managed care plans, Medicare and Medicaid.

References to a "procedure" in this prospectus refer to an individual service performed on a patient. In the instance of a typical surgical case, a number of procedures are generally performed. For example, during 2006, 36,400 procedures were performed by the Northstar ASCs, which corresponded to 10,251 cases.

References to "capacity" in this prospectus, when used in connection with an ASC, refer to the amount of time an operating suite is being occupied or used, divided by the amount of time that, in management's judgment, an operating suite could be occupied or used, generally being eight hours per day, five days per week.

Throughout this prospectus, unless otherwise indicated, all references to GAAP are to U.S. generally accepted accounting principles. The audited financial statements of the Northstar Partnerships contained elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States which, as applied to the Northstar Partnerships, in all significant respects conform with Canadian GAAP, as described in the notes to the *pro forma* consolidated financial statements of the Issuer for the year ended December 31, 2006. The *pro forma* consolidated financial statements for the Issuer contained elsewhere in this prospectus have been prepared in accordance with the accounting principles generally accepted in Canada which, as applied to the Issuer, in all respects significantly conform with GAAP.

Unless otherwise noted, the information in this prospectus does not give effect to the exercise of any part of the Over-Allotment Option.

PROSPECTUS SUMMARY

The following information is a summary of the principal features of this Offering and is qualified in its entirety by, and should be read together with, the more detailed information and the financial data and statements contained elsewhere in this prospectus. Certain terms used in this prospectus are defined in the "Glossary of Terms". Unless otherwise indicated, the disclosure contained in this prospectus assumes that the steps under the heading "Investment Agreement and Related Transactions" have been completed.

The Issuer

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly hold an interest in two ASCs in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and three pain management clinics in Houston (collectively, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, Northstar Healthcare Subco, L.L.C. ("Northstar Subco"), an indirect subsidiary of the Issuer, will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. Northstar will be entitled to 87.5% of the distributions indirectly paid to Northstar Subco by the Northstar Partnerships on account of its indirect partnership interests and 87.5% of the management fees paid by the Northstar Partnerships and the Managed Centres. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will be entitled to the remaining 12.5% of such distributions and management fees. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships", "Investment Agreement and Related Transactions", "Retained Interest" and "Use of Proceeds".

Industry Overview

Overview of the U.S. Healthcare Market

The United States is the world's largest market for healthcare services. As illustrated by the chart below, total annual U.S. healthcare expenditures are projected by CMS to increase from $2.17 trillion in 2006 to $2.88 trillion in 2010, with annual increases expected to average approximately 7% compared with overall inflation expected during this same period of 3.6% annually.

U.S. Healthcare Expenditures 1980-2015(1)


4500
4000
3500
3000
2500
2000
1500
1000
500
0
$ (billions)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year

Source: CMS

(1) Years 2006-2015 are projections.

Health Insurance

Healthcare services in the United States are largely paid for by a combination of public and private payors. Approximately 85% of the population has access to some level of health insurance, which includes both publicly funded health insurance plans and private health insurance plans. Publicly-funded health insurance plans include: Medicare, generally available to persons over 65 years of age; Medicaid, generally available to low-income persons; and other specialty programs for the armed forces, federal employees and various other groups. Medicare is financed and paid for by the U.S. federal government, while Medicaid is administered largely at the state level, with financial support coming from the federal government. Private health insurance in the United States is dominated by third-party payor coverage generally obtained through the workplace. These plans typically provide comprehensive healthcare services to insureds and offer financial incentives for patients to use healthcare providers associated with such plans.

Surgical Facilities

During the past 20 years, there has been a steady increase in the number of surgical procedures performed in the United States, with technological advances, well-informed consumers and increasing life expectancy driving demand. Throughout the 1970s, traditional hospitals had been the dominant providers of surgical procedures in the United States. In the years since that time, continued advancements in medical techniques, equipment and anaesthesia have reduced the invasiveness of many surgical procedures, making them safer and more effective. Management believes that this is the primary reason that the number of surgical procedures performed in alternative surgical settings, such as specialty hospitals and ASCs, has increased significantly in recent years, greatly exceeding the number of both cases and procedures performed in the traditional hospital setting.

Generally, traditional hospitals have the equipment, infrastructure and staffing to perform the most complex and invasive surgeries. They typically offer a complete range of healthcare services including general surgery, intensive

care, acute care, obstetrics, imaging and diagnostic procedures, clinical laboratory and pharmacy services and emergency procedures. As a result of the wide range of services offered, traditional hospitals typically have greater capital, infrastructure and staffing requirements than alternative surgical facilities. In recent years, traditional hospitals have faced a number of challenges, including reimbursement pressures, nursing shortages, rising supply costs, escalating information technology expenditures, increasing insurance premiums and an aging infrastructure base.

Specialty hospitals are stand-alone facilities that are not located within the walls of a full-service, traditional hospital. Specialty hospitals are licensed to perform both outpatient procedures and surgical procedures that may require hospitalization for more than 24 hours, commonly referred to as "inpatient procedures". In the State of Texas, specialty hospitals are subject to the same licensing requirements as traditional hospitals. As a result, while specialty hospitals generally only offer procedures on a scheduled basis, they are also required to offer emergency room facilities.

Ambulatory surgery centres, such as the Northstar ASCs, offer an alternative to the institutional setting of a traditional or specialty hospital for scheduled (as opposed to emergency) surgical procedures. Typically, unlike traditional or specialty hospitals, ASCs are licensed only to perform surgical procedures that do not require hospitalization for more than 24 hours. Consequently, ASCs do not schedule patients for procedures that require overnight stays. These procedures are commonly referred to as "outpatient procedures". ASCs generally focus on one or more clinical specialties such as orthopedics, ophthalmology, pain management, ENT, endoscopy, colonoscopy, podiatry, women's health and other general surgical procedures. By focusing on a high volume of a limited number of specialized procedures, physicians and staff at ASCs develop routines that increase their productivity and, as a result, generally offer improved quality of care at a lower cost to the facility than traditional hospitals.

Growth of the U.S. ASC Industry

According to the Federated Ambulatory Surgery Association, the number of outpatient surgery cases performed in U.S. ASCs increased more than 200% from 2.3 million in 1990 to more than 7 million in 2005. Also, according to the Federated Ambulatory Surgery Association, in 2005, ASCs in the United States performed more than 12 million procedures. According to a March 2006 Medicare Payment Advisory Commission report, between 1999 and 2005, the number of Medicare-certified ASCs increased from 2,786 to 4,506, an increase of 62%. As illustrated by the chart below, the percentage of surgeries performed in outpatient settings (such as ASCs) compared to traditional and specialty hospitals has increased substantially over the last 25 years.

Inpatient vs. Outpatient Surgery Volume
1981-2005[(1)]



60
50
40
30
20
10
0
Procedures (in millions)
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
All Outpatient Settings
Hospital Inpatient

Source: Avalere Health analysis of Verispan's Diagnostic Imaging Center Profiling Solution, 2004, and American Hospital Association Annual Survey data for community hospitals, 1981-2004.

(1) Year 2005 is an estimate.

Management believes that the growth in the ASC industry can be primarily attributed to the following three factors:

- *Technological Advancement.* Faster acting and more effective anaesthetics and less invasive techniques (such as arthroscopy and endoscopy) have reduced the trauma of surgeries (by, for example, eliminating the need for large incisions) and the amount of recovery time required by patients following a surgical procedure. As medical innovation continues to advance, an increasing number of procedures are expected to be suitable for the ASC setting.
- *Lower Cost Alternative.* A 2005 study by The Moran Company found that claims for ASC procedures cost Medicare an average of $320 less per procedure than those performed at traditional hospitals. A surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of greater certainty in scheduling, lower facility development costs, more efficient staffing and space utilization, a specialized operating environment focused on cost containment and a reduced need for overnight or prolonged hospitalization.
- *Surgeon and Patient Preference.* ASCs provide surgeons with greater scheduling flexibility, more convenience, more consistent nursing staff and faster turnaround times between cases. In addition, management believes that patients prefer the less institutional environment, higher levels of customer service and convenience, simplified administration procedures and greater scheduling flexibility offered by ASCs.

See "Industry Overview".

Business of Northstar

The Palladium Partnership and the Kirby Partnership own and operate two ASCs in Houston, Texas. The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery (the "Palladium ASC") and the Kirby Surgery Center (the "Kirby ASC").

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 91 surgeons with medical staff privileges. See "– Description of the Northstar ASCs".

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ENT, pain management and general surgery. See "– Revenue Model – Case Mix".

In addition to owning and operating the Northstar ASCs, Northstar Acquisitions will provide management services to the Managed Centres, which initially are The Palladium for Surgery – Dallas and River Oaks Pain Management.

The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth.

Management will be employed by Northstar Acquisitions L.L.C. ("Northstar Acquisitions"). In addition to owning a majority interest in and managing the Northstar ASCs, Northstar Acquisitions will also manage the Managed Centres. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue. See "Business of Northstar – Description of the Managed Centres".

Strengths of Northstar

Management believes that Northstar possesses a number of attributes that differentiate it from its competitors, which include traditional hospitals, specialty surgery centres and other ASCs. These attributes include:

- *Multi-Pronged Value Proposition for Surgeons, Patients and Payors.* The Northstar ASCs provide an environment where surgeons can deliver high-quality healthcare services and optimize their case volume.

Management believes that the Northstar ASCs are run efficiently with the intention of reducing wait times for patients and providing a more comfortable setting than a traditional hospital. In addition, management believes that the Northstar ASCs are able to deliver healthcare services in a more cost-effective manner than traditional hospitals.

- *Strong Financial and Operating Performance.* The Northstar ASCs have a track record of improved financial performance. Aggregate net patient service revenues for the Northstar Partnerships increased from approximately $20.3 million in 2004 to $47.0 million in 2006, an increase of 131%.

- *Attractive Organic Growth Prospects.* The Northstar ASCs have significant incremental capacity for future case volume growth. Management believes that the Northstar ASCs are operating significantly below an optimal level of capacity.

- *Target-Rich Environment in ASC Space.* According to the Foundation for Ambulatory Surgery in America, there are currently more than 4,600 ASCs in the United States. The ASC industry is highly fragmented, with the top seven players collectively representing only approximately 15% of the total market. Management has implemented a selective acquisition strategy to support future growth. Management intends to actively search for potential ASC acquisitions that could enhance Northstar's growth strategy.

- *Surgeon Ownership.* The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. This ownership structure gives the Physician Limited Partners of each Northstar ASC a significant on-going financial interest in the success of that ASC.

- *Favourable Payor Mix.* In 2006, approximately 99% of the Northstar Partnerships' collected revenues came from private (or non-government) payor sources, with the remaining 1% coming from Medicare and Medicaid. Management believes that Northstar's focus on private payor sources will result in Northstar being less susceptible to risks associated with changes to government pay programs. The following chart illustrates the combined payor mix for the Northstar Partnerships for each of the past three years:

Net Patient Service Revenues – Payor Sources[1]


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
Private Insurance & Other Private Pay
Workers Compensation
Medicare/Medicaid

(1) Unaudited.

- *Geographic Focus in the Growing Houston Market.* The Northstar ASCs are located in Houston, Texas, which has a population of 4.9 million people. The Texas Medical Center, with more than five million patient visits annually and one of the highest densities in the world of clinical, basic science and medical research facilities, is located in Houston and is the largest medical district in the world. In addition, Houston is home to numerous national and multi-national companies in the energy, manufacturing, financial and service sectors, which provide private-pay health insurance coverage to their employees.

- *Experienced Management Team.* Northstar's management team will be employed by Northstar Acquisitions. Led by its Chief Executive Officer, Donald L. Kramer, M.D., the management team has extensive experience in the ASC and healthcare industries and a proven track record of successfully acquiring and operating outpatient healthcare facilities. Management also has extensive knowledge of the Houston healthcare market, which management believes will assist Northstar in attracting and retaining talented surgeons in the future. Northstar's management team is primarily composed of the management team of the Palladium ASC. While at the Palladium ASC, Dr. Kramer and the management team were responsible for the development and growth of Palladium ASC. Management will work to implement "best practices" across the current Northstar ASCs as well as ASCs acquired in the future. At Closing, Dr. Kramer will have a significant ongoing indirect interest in Northstar as the sole limited partner of Ventures. See "Directors, Officers and Management – Northstar Acquisitions" and "Interest of Management and Others in Material Transactions".

Growth Strategy of Northstar

Northstar intends to implement a growth strategy that involves both organic growth, by enhancing the performance of the existing Northstar ASCs and implementing a selective acquisition strategy.

- *Organic Growth.* Management believes that, in 2006, the Northstar ASCs together operated at approximately 36% of their aggregate capacity, well below optimal levels. Management is pursuing a range of initiatives to increase the use of excess capacity at the Northstar ASCs, including implementing "best practices" of (i) identifying, attracting and retaining quality healthcare professionals; (ii) enhancing operating efficiencies; (iii) implementing effective marketing; and (iv) negotiating insurance contracts with third-party payors.

- *Growth By Acquisitions.* The ASC industry in the United States is highly fragmented, consisting of more than 4,600 facilities nationwide, with the top seven companies representing only approximately 15% of the total market. In Texas alone, there are more than 300 licensed ASCs, 60 of which are located in Houston. Given the highly fragmented market in the U.S. and in Texas, in particular, management believes that growth opportunities exist through the acquisition of additional ASCs throughout the U.S. and in Texas. Northstar plans to initially focus its acquisition strategy on the Houston ASC market, with an intent to pursue other ASC acquisition opportunities in Texas and the United States that complement its core strategy of acquiring multiple ASCs in large, attractive metropolitan areas.

See "Business of Northstar".

Simplified Post-Closing Structure

The following chart illustrates the simplified ownership structure of Northstar upon completion of the Offering and the transactions contemplated by the Investment Agreement. See "Investment Agreement and Related Transactions".



PUBLIC INVESTORS
100% common shares
Northstar Healthcare Inc.
Healthcare Ventures, Ltd.
87.5% economic interest (1)
12.5% economic interest (1)(7)
U.S. Holdings Entities
Management Agreements
55%(2)(3)(4)
60%(2)(5)
Palladium Partnership
Kirby Partnership
Palladium Dallas(6)
River Oaks Pain Clinics

Notes:

(1) See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

(2) Indirect ownership that includes the general partnership interest.

(3) Assuming full exercise of the Over-Allotment Option, Northstar Subco would own a 70% interest in the Palladium Partnership.

(4) The remaining 45% interest (30% if the Over-Allotment Option is exercised in full) is held by Physician Limited Partners.

(5) The remaining 40% interest is held by Physician Limited Partners.

(6) Northstar holds a right of first refusal of any future sale of The Palladium for Surgery – Dallas.

(7) Donald L. Kramer, M.D., Chief Executive Officer of the Issuer, has an ownership interest in Ventures, the Palladium Partnership and The Palladium for Surgery – Dallas. See "Interest of Management and Others in Material Transactions".

Selected Pro Forma Financial Information of the Issuer

The following table sets out selected pro forma financial information of the Issuer for the year ended December 31, 2006:

In thousands of U.S. dollars	**Year Ended December 31, 2006** (unaudited)
Net patient service revenues	$ 47,023
Net income	29,739
Adjustments to net income:	
Interest expense	234
Depreciation	1,150
Existing management fee(1)	1,824
Insurance expense(2)	1,871
Management Fee on Managed Centres(3)	360
Incremental general, administrative and other expenses of Northstar Acquisitions(4)	(2,237)
Incremental general, administrative and other expenses of the Issuer(5)	(853)
Pro forma EBITDA(6)	$ 32,088
Pro forma EBITDA margin(7)	68.2%
Minority interest of the Physician Limited Partners(8)	(13,606)
Distributions to Ventures(9)	(1,904)
Pro forma EBITDA(6) net of minority interest of the Physician Limited Partners and distributions to Ventures(10)	$ 16,578
Pro forma EBITDA margin(7) net of minority interest of the Physician Limited Partners and distributions to Ventures	35.3%

Notes:

(1) The Palladium Partnership currently pays a management fee equal to 10% of net collected revenues. These payment arrangements will be terminated at Closing.

(2) The Palladium Partnership has paid property and casualty insurance premiums to insurance companies affiliated with two of its Physician Limited Partners and a spouse. These payment arrangements will be terminated at Closing.

(3) Northstar Acquisitions will earn a management fee from the Managed Centres equal to 10% of their net collected revenues.

(4) Management estimates that, subsequent to the Offering, Northstar Acquisitions will incur additional general and administrative costs on an ongoing basis relating to normal course compensation to employees of Northstar Acquisitions, rent, marketing and other corporate administration expenses.

(5) Includes estimated administrative expenses to be incurred by the Issuer following the Offering in connection with ongoing public disclosure requirements, investor relations, director fees and other expenses.

(6) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(7) Margins are expressed as a percentage of net patient service revenues.

(8) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(9) Includes $1,536 of estimated distributions on the Subco Class B Units and $368 of estimated distributions on the Acquisitions Class B Units.

(10) Pro forma cash available to the Issuer to pay dividends is $1,800 less than pro forma EBITDA net of minority interest of the Physician Limited Partners and distributions to Ventures on account of (i) an estimated $400 of annual maintenance capital expenditures, and (ii) estimated cash tax payable of $1,400.

Selected Financial Information of the Northstar Partnerships

The following table sets out selected historical combined financial information of the Northstar Partnerships for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Net patient service revenues	$47,023	$35,148	$20,320
Net income	29,739	21,254	12,400
Adjustments to net income			
Interest expense	234	286	212
Depreciation and amortization	1,150	982	615
EBITDA[1]	31,123	22,522	13,227
EBITDA margin[2]	66.2%	64.1%	65.1%

	Year Ended December 31,		
	2006	2005	2004
Net patient service revenues			
Palladium Partnership	$24,623	$18,344	$ 9,578
Kirby Partnership	22,399	16,804	10,743
Total	47,023	35,148	20,320
Expenses[3]			
Palladium Partnership	9,584	6,919	3,859
Kirby Partnership	7,700	6,975	4,061
Total	17,284	13,894	7,920
Net Income			
Palladium Partnership	15,040	11,425	5,719
Kirby Partnership	14,699	9,829	6,681
Total	$29,739	$21,254	$12,400

Notes:

(1) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(2) Margins are expressed as a percentage of net patient service revenues.

(3) Consists of operating expenses and interest expense.

THE OFFERING

Offering:	● Common Shares, by way of a treasury offering.
Price:	Cdn $ ● per Common Share (the "Offering Price").
Issue Size:	Cdn $ ● .
Shares Outstanding After This Offering:	● Common Shares.
Over-Allotment Option:	The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part at any time up to 30 days after Closing to purchase up to an additional ● Common Shares at a price of Cdn $ ● per Common Share solely to cover over-allotments, if any, and for market stabilization purposes. See "Plan of Distribution".
Use of Proceeds:	The net proceeds of the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be $ ● . The Issuer will use such proceeds to indirectly acquire all of the Subco Class A Units and Subco Preferred Units. On Closing, Northstar Subco will use approximately $58 million of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and approximately $48 million of these proceeds to indirectly acquire a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. The remaining proceeds will be paid to Ventures. Ventures is expected to provide or cause to be provided to Northstar Subco a five-year, $ ● million revolving credit facility to be used for working capital needs. In addition, on Closing, Ventures will provide cash collateral of up to $ ● million as required to support Northstar's hedging arrangements. See "Indebtedness of Northstar". Net proceeds received by the Issuer from the exercise of the Over-Allotment Option in full will be used principally to purchase an additional interest in the Palladium Partnership, resulting in Northstar Subco indirectly holding a 70% interest in the Palladium Partnership. See "Investment Agreement and Related Transactions" and "Use of Proceeds".
Dividend Policy:	Upon Closing, the Board of Directors intends to adopt a dividend policy providing for the payment, subject to applicable law and the terms of any then existing indebtedness, of regular monthly dividends on each of its Common Shares in the aggregate annual amount of Cdn $ ● per share. The first such dividend for the period from the Closing to ● , 2007 is expected to be paid on or before ● , 2007 and is estimated to be Cdn $ ● per Common Share (assuming that the Closing occurs on ● , 2007). Subsequent regular dividends in the estimated amount of Cdn $ ● per Common Share are anticipated to be paid each month thereafter commencing ● , 2007. However, the Board of Directors may, in its discretion, modify or repeal this dividend policy at any time. We cannot assure you that we will pay dividends at this level in the future or at all. See "Dividend Policy".

Retained Interest: Upon Closing, Ventures will hold all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive distributions from Northstar Subco, after the prior entitlement of the Subco Preferred Units has been satisfied, on a *pro rata* basis with the holders of Subco Class A Units, subject to certain distribution deferral arrangements with Ventures. See "Retained Interest". In addition, Ventures will also hold an interest in Northstar Acquisitions, which entitles Ventures to 12.5% of all management fees earned by Northstar Acquisitions. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships". Ventures has the right to request that Northstar Subco enter into good faith negotiations to repurchase or cancel all or a portion of its Subco Class B Units for cash in certain specified circumstances. Northstar Subco also has the right to repurchase for cash a portion of the Subco Class B Units for cancellation at fair market value in certain specified circumstances. See "Retained Interest – Repurchase Events" and "Investment Agreement and Related Transactions". Upon a repurchase or redemption of Subco Class B Units, there will be a corresponding decrease in Ventures' economic interest in Northstar Acquisitions. See "Northstar Acquisitions – Share Capital".

Voting Rights: Each outstanding Common Share carries one vote and, subject to applicable law, the holders of Common Shares vote as a class on all matters presented to the shareholders for a vote.

Risk Factors: Prospective purchasers should carefully review and evaluate certain risk factors relating to an investment in the Common Shares, including: we are subject to general business risks in the ASC industry; we depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs; we depend on our surgeons and other key personnel; our business is not diversified; we face significant competition from other healthcare providers; we are subject to regulation; we may be unable to implement our organic growth strategy; we may be unable to implement our acquisition strategy; we may incur unexpected, material liabilities as a result of acquiring ASCs; as a healthcare provider, we are subject to professional liability claims both directly and vicariously through the alleged malpractice of members of our medical staff; we rely on technology; we will be subject to rising costs; we depend on referrals; we may be subject to changes in current law or the enactment of future legislation; we may face a shortage of nurses; our ability to pay dividends is dependent on Northstar Acquisitions, which ultimately is dependent upon the Northstar ASCs; we will not have control of the day-to-day medical and certain other affairs of the Northstar ASCs; distribution of all available cash may restrict potential growth of us and the Northstar ASCs; payment of dividends is not guaranteed; exchange rate fluctuations may impact the amount of cash available to be paid out as dividends; substantial indebtedness could negatively impact our business; future issuances of common shares could result in dilution; there are limitations on enforcement of certain civil judgments by Canadian investors; we are subject to Canadian and United States tax laws; the United States Internal Revenue Service may challenge the characterization of the Repurchase Agreement as a financing transaction; Northstar Holdco may not be able to deduct all of the dividend payments made on the Acquisitions Class A Units for United States federal income tax purposes; Northstar Holdco may not be able to finance the repurchase of the Acquisitions Class A Units in a tax-efficient manner; the non-solicitation and non-competition agreements of the existing partners may not be enforceable; conflicts of interest; and there may be limitations on the enforcement of our rights against Ventures. See "Risk Factors".

THE ISSUER

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly hold an interest in two ASCs in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and three pain management clinics in Houston (collectively, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, Northstar Healthcare Subco, L.L.C. ("Northstar Subco"), an indirect subsidiary of the Issuer, will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. Northstar will be entitled to 87.5% of the distributions indirectly paid to Northstar Subco by the Northstar Partnerships on account of its indirect partnership interests and 87.5% of the management fees paid by the Northstar Partnerships and the Managed Centres. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will be entitled to the remaining 12.5% of such distributions and management fees. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships", "Investment Agreement and Related Transactions", "Retained Interest" and "Use of Proceeds".

INDUSTRY OVERVIEW

Overview of the U.S. Healthcare Market

The United States is the world's largest market for healthcare services. As illustrated by the chart below, total annual U.S. healthcare expenditures are projected by CMS to increase from $2.17 trillion in 2006 to $2.88 trillion in 2010, with annual increases expected to average approximately 7% compared with overall inflation expected during this same period of 3.6% annually.

U.S. Healthcare Expenditures 1980-2015(1)


4500
4000
3500
3000
2500
2000
1500
1000
500
0
$ (billions)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year

Source: CMS

(1) Years 2006-2015 are projections.

Health Insurance

Healthcare services in the United States are largely paid for by a combination of public and private payors. Approximately 85% of the population has access to some level of health insurance, which includes both publicly funded health insurance plans and private health insurance plans.

Publicly-funded health insurance plans include: Medicare, generally available to persons over 65 years of age; Medicaid, generally available to low-income persons; and other specialty programs for the armed forces, federal employees and various other groups. Medicare is administered and financed by the U.S. federal government, while Medicaid is administered largely at the state level, with financial support coming from the federal government.

Private health insurance in the United States is dominated by third-party payor coverage generally obtained through the workplace. These plans typically provide comprehensive healthcare services to insureds and offer financial incentives for patients to use healthcare providers associated with such plans.

Public and private insurance plans cover a portion of the cost of healthcare services performed at associated facilities and generally require a co-payment, deductible and/or coinsurance to be paid by or on behalf of the patient. These payments typically represent a relatively small portion of the overall cost of the healthcare service. The chart below illustrates the increased role of private payors in U.S. health expenditures during the past 25 years.

Distribution of U.S. Health Expenditures by Source of Payment for 1980, 1990, and 2005[(1)]


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1980
1990
2005
Medicare/Medicaid
Out of Pocket
Other Government
Other Private and Private Insurance

Source: CMS

(1) CMS completed a benchmark revision in 2006, introducing changes in methods, definitions and source data. For more information on this revision, see http://www.cms.hhs.gov/NationalHealthExpendData.

Surgical Facilities

During the past 20 years, there has been a steady increase in the number of surgical procedures performed in the United States, with technological advances, well-informed consumers and increasing life expectancy driving demand. Throughout the 1970s, traditional hospitals had been the dominant providers of surgical procedures in the United States. In the years since that time, continued advancements in medical techniques, equipment and anaesthesia have reduced the invasiveness of many surgical procedures, making them safer and more effective. Management believes that this is the primary reason that the number of surgical procedures performed in alternative surgical settings, such as specialty hospitals and ASCs, has increased significantly in recent years, greatly exceeding the number of both cases and procedures performed in the traditional hospital setting.

Generally, traditional hospitals have the equipment, infrastructure and staffing to perform the most complex and invasive surgeries. They typically offer a complete range of healthcare services including general surgery, intensive

care, acute care, obstetrics, imaging and diagnostic procedures, clinical laboratory and pharmacy services and emergency procedures. As a result of the wide range of services offered, traditional hospitals typically have greater capital, infrastructure and staffing requirements than alternative surgical facilities. In recent years, traditional hospitals have faced a number of challenges, including reimbursement pressures, nursing shortages, rising supply costs, escalating information technology expenditures, increasing insurance premiums and an aging infrastructure base.

Specialty hospitals are stand-alone facilities that are not located within the walls of a full-service, traditional hospital. Specialty hospitals are licensed to perform both outpatient procedures and surgical procedures that may require hospitalization for more than 24 hours, commonly referred to as "inpatient procedures". In the State of Texas, specialty hospitals are subject to the same licensing requirements as traditional hospitals. As a result, while specialty hospitals generally only offer procedures on a scheduled basis, they are also required to offer emergency room facilities.

Ambulatory surgery centres, such as the Northstar ASCs, offer an alternative to the institutional setting of a traditional or specialty hospital for scheduled (as opposed to emergency) surgical procedures. Typically, unlike traditional or specialty hospitals, ASCs are licensed only to perform surgical procedures that do not require hospitalization for more than 24 hours. Consequently, ASCs do not schedule patients for procedures that require overnight stays. These procedures are commonly referred to as "outpatient procedures". ASCs generally focus on one or more clinical specialties such as orthopedics, ophthalmology, pain management, ENT, endoscopy, colonoscopy, podiatry, women's health and other general surgical procedures. By focusing on a high volume of a limited number of specialized procedures, physicians and staff at ASCs develop routines that increase their productivity and, as a result, generally offer improved quality of care at a lower cost than traditional hospitals.

Growth of the U.S. ASC Industry

According to the Federated Ambulatory Surgery Association, the number of outpatient surgery cases performed in U.S. ASCs increased more than 200% from 2.3 million in 1990 to more than 7 million in 2005. According to the Federated Ambulatory Surgery Association, in 2005, ASCs in the United States performed more than 12 million procedures. According to a March 2006 Medicare Payment Advisory Commission report, between 1999 and 2005, the number of Medicare-certified ASCs increased from 2,786 to 4,506, an increase of 62%. As illustrated by the chart below, the percentage of surgeries performed in outpatient settings (such as ASCs) compared to traditional and specialty hospitals has increased substantially over the last 25 years.

Inpatient vs. Outpatient Surgery Volume
1981-2005[1]


Procedures (in millions)
60
50
40
30
20
10
0
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
All Outpatient Settings
Hospital Inpatient

Source: Avalere Health analysis of Verispan's Diagnostic Imaging Center Profiling Solution, 2004, and American Hospital Association Annual Survey data for community hospitals, 1981-2004.

(1) Year 2005 is an estimate.

Management believes that the growth in the ASC industry can be primarily attributed to the following three factors:

- *Technological Advancement.* Changes in technology have made it increasingly practical to perform a growing range of procedures in ASCs. Faster acting and more effective anaesthetics and less invasive techniques (such as arthroscopy and endoscopy) have reduced the trauma of surgeries (by, for example, eliminating the need for large incisions) and the amount of recovery time required by patients following a surgical procedure. As medical innovation continues to advance, an increasing number of procedures are expected to be suitable for the ASC setting.
- *Lower Cost Alternative.* A 2005 study by The Moran Company found that claims for ASC procedures cost Medicare an average of $320 less per procedure than those performed at traditional hospitals. In addition, The Foundation for Ambulatory Surgery in America reported that in 2005, the choice of ASCs over traditional hospitals to perform certain procedures covered by Medicare resulted in savings to the Medicare program of $1.1 billion in that year. A surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of greater certainty in scheduling, lower facility development costs, more efficient staffing and space utilization, a specialized operating environment focused on cost containment and a reduced need for overnight or prolonged hospitalization.
- *Surgeon and Patient Preference.* ASCs provide surgeons with greater scheduling flexibility, more convenience, more consistent nursing staff and faster turnaround times between cases. Procedures at ASCs are of a non-emergency, elective nature, thereby allowing procedures to be scheduled without interruption by another doctor's emergency surgery in the operating suite. In addition, management believes that patients prefer the less institutional environment, higher levels of customer service and convenience, simplified administration procedures and greater scheduling flexibility offered by ASCs.

BUSINESS OF NORTHSTAR

Business Overview

The Palladium Partnership and the Kirby Partnership own and operate two ASCs in Houston, Texas. The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery (the "Palladium ASC") and the Kirby Surgery Center (the "Kirby ASC").

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 91 surgeons with medical staff privileges. See "– Description of the Northstar ASCs".

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ENT, pain management and general surgery. See "– Revenue Model – Case Mix".

The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand the asset base and increase dividends through selective acquisitions and organic growth.

Management will be employed by Northstar Acquisitions L.L.C. ("Northstar Acquisitions"). In addition to owning a majority interest in and managing the Northstar ASCs, Northstar Acquisitions will also manage the Managed Centres. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue. See "– Description of the Managed Centres".

Strengths of Northstar

Management believes that Northstar possesses a number of attributes that differentiate it from its competitors, which include traditional hospitals, specialty surgery centres and other ASCs. These attributes include:

Multi-Pronged Value Proposition for Surgeons, Patients and Payors

The Northstar ASCs provide an environment where surgeons can deliver high-quality healthcare services and optimize their case volume. Management believes that the Northstar ASCs are run efficiently with the intention of reducing wait times for patients and providing a more comfortable setting than a traditional hospital. In addition, management believes that the Northstar ASCs are able to deliver healthcare services in a more cost-effective manner than traditional hospitals.

Strong Financial and Operating Performance

The Northstar ASCs have a track record of improved financial performance. Aggregate net patient service revenues for the Northstar Partnerships increased from approximately $20.3 million in 2004 to $47.0 million in 2006, an increase of 131%. Aggregate EBITDA for the Northstar Partnerships increased from approximately $13.2 million in 2004 to $31.1 million in 2006, an increase of 136%. In addition, management believes that the Northstar ASCs have shown an ability to implement clinical and administrative procedures to maximize efficiency and surgeon productivity. By successfully executing a business strategy that emphasizes surgeon and patient satisfaction and operating efficiencies, the Northstar Partnerships have experienced strong and consistent historical growth in net patient service revenues and profitability.

Attractive Organic Growth Prospects

The Northstar ASCs have significant incremental capacity for future case volume growth. As illustrated by the table below, management believes that the Northstar ASCs are operating significantly below optimal capacity. However, there are a number of factors that affect an ASC's ability to operate at 100% capacity, including the preference by patients to schedule surgeries at certain times and on certain days of the week. In addition, factors such

as physician and patient schedules, extended surgery time that may be needed for procedures, the availability of clinical staff and the availability of pre- and post-operative beds also affect an ASC's ability to operate at 100% capacity. See "Growth Strategies – Organic Growth".

ASC	% of Capacity[1]
Palladium	44%
Kirby	29%
Total	36%[2]

(1) Represents management estimates. See "Meaning of Certain References".

(2) Weighted average total based on the number of operating and procedure rooms.

Target-Rich Environment in ASC Space

According to the Foundation for Ambulatory Surgery in America, there are currently more than 4,600 ASCs in the United States. The ASC industry is highly fragmented, with the top seven players collectively representing only approximately 15% of the total market. Northstar represents an attractive platform for surgeon-owned ASCs, as it possesses experienced management and significant resources. Management has implemented a selective acquisition strategy to support future growth. See "Growth Strategy – Growth by Acquisitions".

Surgeon Ownership

The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. This ownership structure gives the Physician Limited Partners of each Northstar ASC a significant on-going financial interest in the success of that ASC. Additionally, the Physician Limited Partners, who in 2006 collectively handled approximately 63.2% of the cases at the Northstar ASCs, have continuing contractual obligations relating to performance under the Partnership Agreements.

Favourable Payor Mix

In 2006, approximately 99% of the Northstar Partnerships' collected revenues came from private (or non-government) payor sources, with the remaining 1% coming from Medicare and Medicaid. Management believes that Northstar's focus on private payor sources will result in Northstar being less susceptible to risks associated with changes to government pay programs. The following chart illustrates the payor mix for the Northstar Partnerships for each of the past three years:


Net Patient Service Revenues – Payor Sources(1)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
Private Insurance & Other Private Pay
Workers Compensation
Medicare/Medicaid

(1) Unaudited.

Geographic Focus in the Growing Houston Market

The Northstar ASCs are located in Houston, Texas, which has a population of 4.9 million people. The city of Houston, the fourth largest city in the United States, has experienced average annual population growth of 2.96% since 2000. The city of Houston is recognized throughout the world for its advances in healthcare and health services and accordingly draws patients from an ever broader geographic area. The Texas Medical Center, with more than five million patient visits annually and one of the highest densities in the world of clinical, basic science and medical research facilities, is the largest medical district in the world. Located within a few miles of the Northstar ASCs, the Texas Medical Center contains 42 medical-related institutions, 13 hospitals, and two medical schools with a steady supply of new surgeons. In addition, Houston is home to numerous national and multi-national companies in the energy, manufacturing, financial and service sectors, which provide private-pay health insurance coverage to their employees.

Experienced Management Team

Management will be employed by Northstar Acquisitions. Northstar's management team, led by its Chief Executive Officer, Donald Kramer, M.D., has extensive experience in the ASC and healthcare industries and a proven track record of successfully acquiring and operating outpatient healthcare facilities. Management also has extensive knowledge of the Houston healthcare market, which management believes will assist Northstar in attracting and retaining talented surgeons in the future. Northstar's management team is primarily composed of the management team of the Palladium ASC. While at the Palladium ASC, Dr. Kramer and the management team were responsible for the development and growth of Palladium ASC. For example, net patient service revenues of the Palladium Partnership grew from approximately $9.6 million in 2004 to over $24.6 million in 2006. Management will work to implement "best practices" across the Northstar ASCs as well as any other ASCs acquired in the future. At Closing, Dr. Kramer will have a significant ongoing indirect interest in Northstar as the sole limited partner of Ventures. See "Directors, Officers and Management – Northstar Acquisitions" and "Interest of Management and Others in Material Transactions".

Growth Strategy of Northstar

Northstar intends to implement a growth strategy that involves both organic growth, by enhancing the performance of the existing Northstar ASCs and implementing a selective acquisition strategy.

Organic Growth

Management believes that, in 2006, the Northstar ASCs collectively operated at approximately 36% of their aggregate capacity, which is well below optimal capacity. Management is pursuing a range of initiatives to increase

the use of excess capacity at the Northstar ASCs. These initiatives will primarily consist of implementing "best practices" across the Northstar ASCs and any other ASCs to be acquired in the future. These best practices include:

Identifying, Attracting and Retaining Quality Healthcare Professionals

Management believes that high-quality surgeons will continue to be attracted to the Northstar ASCs because of the Northstar ASCs' commitment to excellent care and personalized service for patients. Management also believes that the skill and reputation of the Northstar ASCs' surgical staff, a number of whom are designated physicians for professional sports teams, will assist the Northstar ASCs in continuing to attract other high-quality, active surgeons and other healthcare professionals. In addition, the Northstar ASCs have shown an ability to implement staffing, scheduling and clinical systems and protocols that increase surgeon productivity and promote their professional and financial success. Management believes this focus on surgeons, combined with a commitment to providing quality healthcare in a friendly and convenient environment for patients, will continue to increase the number of procedures performed at the Northstar ASCs.

Management intends to continue to focus its physician recruitment efforts on the specialties and surgeons that would generate significant revenue for the Northstar ASCs. The large number of community-based physician practices in Houston provide a significant talent pool from which Northstar can recruit capable surgeons. Moreover, Houston's Texas Medical Center, with its two medical schools and 14 hospitals, is one of the world's largest physician training centres. Upon completion of their training, many physicians trained at the Texas Medical Center choose to continue living and working in Houston due to its rapidly growing population base, attractive demographics and quality of life considerations.

During the past three years, Palladium ASC has experienced significant organic growth due in part to an increased number of procedures being performed by surgeons who are not Physician Limited Partners. Management intends to continue attracting surgeons who are not Physician Limited Partners to perform procedures at the Northstar ASCs to increase growth without diluting the equity interests of existing Physician Limited Partners.

Enhancing Operating Efficiencies

The clinical and operational procedures in place at the Northstar ASCs are designed to maximize operational efficiencies. For example, Palladium ASC has now implemented an electronic billing system that management believes has significantly reduced payment cycles. Also, the Kirby ASC has implemented a number of back office programs to increase operating efficiency, including those related to accounting, collections and human resources. By focusing on a limited number of specialized procedures, the Northstar ASCs are able to develop and implement clinical and administrative best practices that enhance surgeon productivity. Each Northstar ASC will continue to refine its case mix to enhance its operating efficiency. Management will be responsible for identifying and achieving potential synergies among the Northstar ASCs, including the implementation of best practices, benchmarking, strategic planning, standardizing reporting and information systems, equipment and supplies, and participating in group purchasing programs.

Implementing Effective Marketing

A range of targeted marketing programs have resulted in significant organic growth at the Palladium ASC. For example, Palladium ASC has successfully marketed pediatric procedures (such as tonsillectomies and tubes for children's ears) for Saturday time slots to better accommodate working parents. In addition, Palladium ASC is implementing and marketing Saturday morning colonoscopies, which will provide patients with ample recovery time with minimal absence from work. Under the banner of "Sinus Center of Houston", Palladium ASC has implemented a joint advertising campaign directed at patients in need of sinus surgery. The costs of such program are shared with Palladium ASC's head and neck surgeons. Northstar intends to implement similar creative marketing and surgical practice innovations, tailored to the particular specialties of each Northstar ASC.

Implementing Physician Training Programs

The Northstar ASCs offer physician training programs to help promote the long-term financial success of the Northstar ASCs. For example, over the past three years, Palladium ASC has successfully trained more than 10 primary-care physicians to perform pain management injection procedures. These trained physicians are now able to treat their own patients at Palladium ASC rather than referring them to pain management specialists who perform procedures at

unrelated ASCs. Currently, more than 30% of the pain management cases at Palladium ASC are performed by physicians who have completed their training at Palladium ASC. Additionally, Palladium ASC is a primary pain management training site for the two Houston medical schools. It also hosts medical students, physician residents and physician fellows on a rotating basis. Training programs have served as a useful recruitment tool for Palladium ASC and have helped build its reputation in the Houston market. Management intends to expand training programs across each of the Northstar ASCs.

Negotiating Insurance Contracts With Third-Party Payors

The Northstar ASCs may choose to offer insurance companies contracted discounts in order to increase patient volumes from such insurers. Management has significant experience in negotiating favourable rates with these payors.

Growth By Acquisitions

The ASC industry in the United States is highly fragmented, consisting of more than 4,600 facilities nationwide, with the top seven companies representing only approximately 15% of the total market:

Major For-Profit ASC Participants in the United States

ASC Company	No. of ASCs	Estimated Market Share
HealthSouth Corp.	153	3.4%
Amsurg Corp.	153	3.4%
United Surgical Partners International, Inc.	128	2.8%
HCA, Inc.	92	2.0%
Nueterra Healthcare, LLC	70	1.6%
Symbion, Inc.	62	1.4%
SurgCenter Development	43	1.0%

Source: The ASC Sector Survey published by Deutsche Bank Securities, Inc. on October 6, 2006.

In Texas alone, there are more than 300 licensed ASCs, 60 of which are located in Houston. Given the highly fragmented market in the U.S. and in Texas, in particular, management believes that growth opportunities exist through the acquisition of additional ASCs. Northstar plans to initially focus its acquisition strategy on the Houston ASC market, with an intent to pursue other ASC acquisition opportunities in Texas and possibly other parts of the United States that complement its core strategy of acquiring multiple ASCs in large, attractive metropolitan areas.

When evaluating an acquisition target, Northstar will examine numerous criteria, including its growth potential in terms of revenues and cash flows, margins, potential for synergies, competition in and size of the local market, case mix, payor mix, quality of surgeon partners, ability to negotiate contracts with local managed care organizations, and licensing and other regulatory considerations. Among other sources, management intends to use industry contacts to identify, contact and develop potential acquisition candidates.

Upon identifying an acquisition target, Northstar will conduct financial, legal, facilities, operational, and systems audits of such target and will conduct interviews with the target's management, affiliated surgeons and staff. Once an ASC is acquired, management will focus on upgrading marketing activities, systems and protocols to increase profitability.

Management intends to actively search for potential ASC acquisitions that could enhance Northstar's growth strategy, and a number of potential opportunities are currently in various stages of evaluation by Northstar. Although management believes that certain of these opportunities may lead to future acquisitions, no commitments have been made by Northstar Acquisitions or any of its agents or representatives to any potential acquisition candidates and there is no assurance that Northstar will pursue or enter into any future transaction that it is presently evaluating.

Description of the Northstar ASCs

The following table sets forth information regarding each of the Northstar ASCs as of December 31, 2006 and the percentage of net collected revenues attributed to Physician Limited Partners for the year ended December 31, 2006.

Northstar ASC	Surgical Suites	Treatment Rooms	Pre-Op Beds	Post-Op Beds	Active Surgeons with Medical Privileges	No. of Physician Limited Partners	Percentage of Net Collected Revenues[1] Attributed to Physician Limited Partners
Palladium	3	2	7	9	80	5	44.4%
Kirby	4	1	5	8	11	10	100%
Total	**7**	**3**	**12**	**17**	**91**	**15**	**—**

(1) Net Collected Revenue refers to the net patient service revenues actually collected in a calendar year.

Palladium ASC

Palladium ASC is located at 4120 Southwest Freeway, 2nd Floor, in Houston, Texas, less than one mile from the world famous Galleria shopping and office complex, within minutes of the Texas Medical Center and just east of the busiest intersection in Texas. Operations began in December 2003 and, as of January 1, 2007, 80 surgeons had staff privileges at Palladium ASC with specialties in pain management, ENT, podiatry, orthopedics, general surgery, gastro-intestinal and chiropractic medicine.

The 14,875 sq. ft. facility is currently leased from a third-party at an average rental rate of $34,105 per month. The lease has an initial term that ends in 2013 with two five-year renewal options and is currently in good standing. Palladium ASC is owned by the Palladium Partnership. On Closing, Northstar Subco will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) while the remaining 45% (30% if the Over-Allotment Option is exercised in full) will be owned by Palladium's Physician Limited Partners.

Kirby ASC

Kirby ASC is located at 9300 Kirby Drive, in Houston, Texas, approximately four miles from downtown Houston. Operations began in June 2003 and, as of January 1, 2007, 11 surgeons had staff privileges with specialties in pain management, ENT, orthopedics, and general surgery.

The approximately 11,000 sq. ft. facility is leased from a third-party at an average rental rate of $10,668 per month through June 2007, and $11,768 thereafter. The lease has an initial term that ends in 2014 and is currently in good standing. Kirby ASC is owned by the Kirby Partnership. On Closing, Northstar Subco will indirectly hold a 60% interest in the Kirby Partnership while the remaining 40% will be owned by Kirby's Physician Limited Partners.

Description of the Managed Centres

In addition to owning and operating the Northstar ASCs, Northstar Acquisitions will provide management services to the Managed Centres, which initially are the Palladium for Surgery – Dallas and River Oaks Pain Management.

The Palladium for Surgery – Dallas is located at 5920 Forest Park, Suite 700, in Dallas, Texas. Operations began in 2005 and, as of January 1, 2007, 28 surgeons had staff privileges with specialties in pain management, ENT, orthopedics and general surgery.

River Oaks Pain Management consists of three pain management clinics located at (i) 4120 Southwest Freeway, Suite 230 in Houston, Texas, (ii) 20202 Highway 59 North, Suite 300 in Humble, Texas, and (iii) 4721 Garth Road, Suite A-100, in Baytown, Texas.

The Managed Centres are managed by Northstar Acquisitions pursuant to a management agreement. The management agreement provides for a management fee of 10% of net collected revenues. The management agreement has a term of five years and is renewed automatically. Northstar has a right of first refusal to acquire The Palladium for Surgery – Dallas. On a pro forma basis, the Managed Centres would have generated approximately $360,000 of revenue for Northstar in 2006. See "Selected Pro Forma Financial Information of the Issuer".

Northstar Acquisitions may, from time to time, also provide management services to individual physician practices.

Revenue Model

Overview

Revenues earned by the Northstar ASCs vary depending on the surgical procedure performed. For every medical procedure performed there are usually three separately invoiced patient billings:

- the surgical centre fee for the use of infrastructure, surgical equipment, nursing staff, non-surgical professional services, supplies and other support services, which is earned by the Northstar ASC;
- the surgery fee, which is separately earned, billed and collected by the surgeon performing the procedure, separate and apart from the fees charged by the Northstar ASC; and
- the anaesthesiology fee, which is separately earned, billed and collected by the anaesthesia provider, separate and apart from the fees charged by the Northstar ASC and the surgeons.

Overall revenue depends on the surgical procedure volume, case mix and payment rates of the respective payors. The following table sets out the net patient service revenues, the number of procedures performed and the net patient revenue per procedure at each of the Northstar Partnerships for the last three fiscal years:

	Net Patient Service Revenues $ (in thousands)			No. of Procedures			Net Patient Service Revenues ($) per Procedure[1]		
ASC	2006	2005	2004	2006	2005	2004	2006	2005	2004
Palladium	$24,623	$18,344	$ 9,578	18,827	15,728	16,794	$1,308	$1,166	$ 570
Kirby	22,399	16,804	10,743	17,573	14,394	7,195	1,275	1,167	1,493
Total	$47,023	$35,148	$20,320	36,400	30,122	23,989	$1,292	$1,167	$ 847
Total Percentage Year-Over-Year Growth	33.8%	73.0%	—%	20.8%	25.6%	—%	10.7%	37.8%	—%

Notes:

(1) Calculated by dividing net patient revenues by the number of procedures.

Case Mix

The Northstar ASCs focus on a limited number of high-volume, non-emergency surgical procedures. The case mix at each Northstar ASC is a function of the clinical specialties of the surgeons on the medical staff and the equipment and infrastructure at each facility. Both of the Northstar ASCs intend to continue to refine their case mix as opportunities arise. The following table sets forth the combined number of procedures and the net collected revenue by medical specialty generated in 2006 and 2005 at the Northstar ASCs:

Case Mix of the Northstar ASCs[1]

Specialty	2006 Cases[2]	2006 Percentage of Cases[2]	2006 Net Collected Revenue[3]	2006 Percentage of Net Collected Revenue[3]	2005 Cases[2]	2005 Percentage of Cases[2]	2005 Net Collected Revenue[3]	2005 Percentage of Net Collected Revenue[3]
Pain Management	5,127	50.0%	$21,243	46.9%	4,582	54.2%	$16,004	45.0%
Orthopedics[4]	3,027	29.5%	13,969	30.9%	2,533	30.0%	14,701	41.3%
Podiatry	727	7.1%	5,034	11.1%	386	4.6%	2,345	6.6%
Gastro-intestinal/ Urology	661	6.4%	588	1.3%	618	7.3%	677	1.9%
General Surgery	367	3.6%	1,240	2.7%	258	3.1%	1,372	3.9%
ENT	342	3.3%	3,191	7.0%	71	0.8%	464	1.3%
Total	10,251	100.0%	$45,265	100.0%	8,448	100.0%	$35,563	100.0%

Notes:

(1) Unaudited.

(2) "Cases" refer to the type or class of surgery performed and can often consist of a number of procedures. For example, surgeries to repair three separate ligaments in a patient's knee would be considered one orthopedic case but three orthopedic procedures.

(3) Net Collected Revenue (in thousands of U.S. Dollars) refers to the net patient service revenues actually collected in a calendar year.

(4) Includes chiropractic cases.

Payor Mix

The Northstar ASCs receive payments for surgical procedures and related services from private health insurance plans, workers' compensation, directly from patients and from government payor plans. A substantial portion (99%) of net patient service revenues generated by the Northstar ASCs is based on payments received from private (non-government) insurance plans. The Northstar ASCs receive a relatively small amount of revenue (approximately 1%) from Medicare or Medicaid procedures. The Northstar ASCs also receive a relatively small portion of their revenue directly from uninsured patients, who pay out of pocket for the services they receive. However, insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and coinsurance obligations has increased in recent years but does not represent a material component of the revenue generated by the Northstar Partnerships. See "Strengths of Northstar – Favourable Payor Mix".

Sources of Surgical Centre Fees

The surgical centre fees of the Northstar ASCs are generated by the Physician Limited Partners and the other surgeons who practice at the Northstar ASCs. These surgical centre fees are billed and collected directly by the Northstar Partnerships. In addition, however, the Northstar ASCs may individually from time to time enter into arrangements with other surgeons to perform procedures for a pre-negotiated fee. The procedures are often booked and completed on an ad hoc basis, depending on the availability of space and staff. The fee models for these arrangements can vary, but are generally structured as a percentage (usually 40% to 50%) of the surgical centre fee. In addition to providing the Northstar ASCs with an additional source of revenue, management believes that these alternative arrangements help the Northstar ASCs attract and evaluate future Physician Limited Partners and increase the overall usage of the centres' capacity. Surgeons with an ownership interest in the Northstar Partnerships are not permitted to use space in the Northstar ASCs under these alternative arrangements.

Management and Employees

Northstar Acquisitions will be responsible for managing all operational, financial, credentialing, licensing, marketing and strategic initiatives of the Northstar ASCs, either directly or indirectly through the management of the employees of individual Northstar ASCs. This includes surgeon recruitment and accreditation, facilities management and maintenance, administrative and human resources functions and all financial matters including approving third-party payor arrangements and personnel.

Each of the Northstar ASCs has a medical director who is appointed by the Northstar Partnerships' respective Medical Boards. The staff of each Northstar ASC generally includes registered nurses, operating room technicians, radiology technicians and clerical and other support staff. Surgeons and other doctors who practice at the Northstar ASCs are not considered staff or employees. None of the Northstar ASCs' employees are represented by a collective bargaining agreement. Management believes that each Northstar ASC has a good relationship with its employees and each offers its employees a competitive compensation package. A summary of the staffing profile of each Northstar ASC is provided in the table below:

	Full-Time Equivalents[1]		
ASC	Clinical	Non-Clinical	Totals
Palladium	17	14	31
Kirby	24	12	36
Totals	**41**	**26**	**67**

(1) Excludes surgeons and other doctors who practice at the Northstar ASCs.

Management believes that the Northstar ASCs have had a high degree of surgeon, nursing and administrative staff retention as a result of the quality of services delivered and focus on both employee and patient satisfaction. Management also believes that the Northstar ASCs provide a less institutionalized work environment than traditional hospitals and improved working conditions for both nurses and staff.

Competitive Environment

Within the Houston market, the Northstar ASCs currently compete with traditional hospitals, specialty hospitals and other ASCs to attract both surgeons and patients. Hospitals generally have an advantage over ASCs with respect to the negotiation of insurance contracts and competition for surgeons' inpatient and outpatient practices. Hospitals also offer a much broader and specialized range of medical services (enabling them to service a broader patient population) and generally have longer operating histories and greater financial resources, and are better known in the general community.

The competition among ASCs and hospitals for physicians and patients has intensified in recent years. As a result, some hospitals have imposed restrictions on the credentialing of their medical staff (called conflict of interest credentialing) where these physicians hold an ownership interest in an ASC. Further, some traditional hospitals have recently begun forming joint ventures with surgeons whereby the hospital manages, but the hospital and surgeons jointly own, an ASC.

In addition, there are several large, publicly traded companies, divisions or subsidiaries of large publicly traded companies, and several private companies that develop and acquire ASCs. These companies may compete with Northstar in the acquisition of additional ASCs. Further, many surgeon groups develop ASCs without a corporate partner, using consultants who typically perform corporate services for a fee and who may take a small equity interest in the ongoing operations of such ASCs. See "Risk Factors – Risks Relating to Our Business – We Face Significant Competition From Other Healthcare Providers".

Despite these competitive pressures, management believes that the Northstar ASCs are well positioned to compete for both surgeons and patients in the Houston area and in other markets where Northstar may acquire ASCs in the future. See "– Strengths of Northstar".

Capital Expenditures

The capital expenditures of the Northstar ASCs can be categorized into two types: (i) maintenance and (ii) growth or earnings enhancing.

Maintenance Capital Expenditures

Maintenance capital expenditures include those associated with replacing capital equipment whose useful life has been exhausted either because of wear and tear or because it is technologically outdated. Maintenance capital expenditures also include those required to maintain and upgrade existing infrastructure, including the replacement of furnishings and routine maintenance to existing building structures and the surrounding landscape. The management information systems of the Northstar ASCs must also be maintained and upgraded from time to time. Both of the Northstar ASCs have been established within the last five years and the maintenance capital expenditures to date have been relatively low, and will likely increase in the future.

Growth Capital Expenditures

Growth capital expenditures are those related to the acquisition of new equipment, expansion of existing infrastructure, such as expansion of existing building facilities and/or addition of operating suites or recovery beds, and other capital improvements. Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity. For example, in 2006 Palladium ASC was remodelled to expand and reconfigure its pre-operation area by moving Palladium ASC's management's employees out of Palladium ASC and into separate office space, creating room for three newly-created, post-operation beds that Palladium ASC previously shared with the pre-operation department.

The table below sets out the maintenance and growth capital expenditures for the Northstar ASCs for 2005 and 2006:

	2006 Capital Expenditures			2005 Capital Expenditures		
Northstar ASC	Growth	Maintenance	Totals	Growth	Maintenance	Totals
Palladium	$695,419	$163,474	$ 858,893	$280,510	$ 56,989	$337,499
Kirby	98,796	267,401	366,197	257,706	167,039	424,745
Totals	**$774,215**	**$430,875**	**$1,225,090**	**$538,216**	**$224,028**	**$762,244**

Outlook

Maintenance capital expenditures for the Northstar Partnerships have averaged approximately $263,000 per year during each of the past three years. Management believes that $400,000 represents a conservative estimate of the annual maintenance capital expenditures required for the foreseeable future to sustain the current productive capacity and use of the infrastructure and equipment of the Northstar ASCs. Management will continue to consider growth capital expenditures based on the economic merit of each project and the availability of funds.

Currency Hedging Policy

Northstar is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the distributions that it will indirectly receive from the Northstar Partnerships are in U.S. dollars and the dividends that it will pay to shareholders will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, Northstar intends to enter into a five-year hedging arrangement based on the current level of estimated monthly cash flows. Thereafter, Northstar intends to maintain an ongoing hedging policy in the future having regard to the volatility in the rates of exchange between the Canadian dollar and U.S. dollar at that time.

Insurance

Each Northstar ASC maintains professional liability insurance on a claims-made basis. Coverage under these policies is contingent upon the policy being in effect when a claim is made regardless of when the events that caused the claim occurred. Each Northstar Partnership also maintains general liability insurance on an occurrence basis. The cost and availability of such coverage has varied widely in recent years. Management believes that the insurance policies are adequate in amount and coverage for the operation of the surgical facilities, but there can be no assurance that the insurance coverage is sufficient to cover all future claims or that such insurance will continue to be available at a reasonable cost.

Litigation

The Northstar Partnerships are not currently involved in any litigation. In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the premium cost of malpractice insurance because of the reduction in malpractice claims. See "Risk Factors".

INDEBTEDNESS OF NORTHSTAR

On Closing, Ventures is expected to provide or cause to be provided to Northstar Subco a five-year, $ ● million revolving credit facility (the "Revolver") to be used for working capital needs. The Revolver will be secured by all of Northstar Subco's assets, including a pledge of its ownership interests in Northstar LPco and Northstar GPco, with commercial terms customarily found in a bank facility of this nature. Amounts drawn on the Revolver from time to time will bear interest at 30 day LIBOR plus 300 basis points, payable monthly in arrears. Northstar Subco will pay to Ventures a one-time commitment fee equal to 0.5% of the full amount of the Revolver plus a fee equal to 0.25% per annum from time to time on all amounts not drawn on the Revolver. The Issuer and Northstar Subco will use their reasonable efforts and shall cooperate with Ventures to have the Revolver assigned by Ventures to a commercial bank prior to the second anniversary of Closing. At Closing, Northstar Subco does not expect to draw down any amounts under the Revolver.

On Closing, Ventures will provide cash collateral of up to $ ● million as required to support the hedging arrangement. In return, Ventures will receive a support fee equal to 1.0% of the amount of cash collateral provided at Closing. The cash collateral provided by Ventures shall serve as collateral only and shall remain the property of Ventures. All income earned thereon shall be for the benefit of Ventures. Ventures shall have a secured claim against the Issuer, Northstar Subco, Northstar LPco and Northstar GPco for any amount of the collateralized funds called upon.

On Closing, the selling Physician Limited Partners of each Northstar Partnership will pay off all liabilities of that Northstar Partnership (other than outstanding ordinary course accounts payable and accounts payable for goods or services deliverable but not yet delivered), including long-term debt, related party liabilities (net of receivables), and other accrued liabilities.

SELECTED PRO FORMA FINANCIAL INFORMATION OF THE ISSUER

The following table sets out selected pro forma financial information of the Issuer for the year ended December 31, 2006. The following selected pro forma financial information should be read in conjunction with pro forma financial statements of the Issuer for the year ended December 31, 2006. The selected financial information set out below is not necessarily indicative of the results that may be achieved in the future.

In thousands of U.S. dollars	**Year Ended December 31, 2006** (unaudited)
Net patient service revenues	$ 47,023
Net income	29,739
Adjustments to net income:	
Interest expense	234
Depreciation	1,150
Existing management fee[1]	1,824
Insurance expense[2]	1,871
Management Fee on Managed Centres[3]	360
Incremental general, administrative and other expenses of Northstar Acquisitions[4]	(2,237)
Incremental general, administrative and other expenses of the Issuer[5]	(853)
Pro forma EBITDA[6]	$ 32,088
Pro forma EBITDA margin[7]	68.2%
Minority interest of the Physician Limited Partners[8]	(13,606)
Distributions to Ventures[9]	(1,904)
Pro forma EBITDA[6] net of minority interest of the Physician Limited Partners and distributions to Ventures[10]	$ 16,578
Pro forma EBITDA margin[7] net of minority interest of the Physician Limited Partners and distributions to Ventures	35.3%

Notes:

(1) The Palladium Partnership currently pays a management fee equal to 10% of net collected revenues. These payment arrangements will be terminated at Closing.

(2) The Palladium Partnership has paid property and casualty insurance premiums to insurance companies affiliated with two of its Physician Limited Partners and a spouse. These payment arrangements will be terminated at Closing.

(3) Northstar Acquisitions will earn a management fee from the Managed Centres equal to 10% of their net collected revenues.

(4) Management estimates that, subsequent to the Offering, Northstar Acquisitions will incur additional general and administrative costs on an ongoing basis relating to normal course compensation to employees of Northstar Acquisitions, rent, marketing and other corporate administration expenses.

(5) Includes estimated administrative expenses to be incurred by the Issuer following the Offering in connection with ongoing public disclosure requirements, investor relations, director fees and other expenses.

(6) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(7) Margins are expressed as a percentage of net patient service revenues.

(8) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(9) Includes $1,536 of estimated distributions on the Subco Class B Units and $368 of estimated distributions on the Acquisitions Class B Units.

(10) Pro forma cash available to the Issuer to pay dividends is $1,800 less than pro forma EBITDA net of minority interest of the Physician Limited Partners and distributions to Ventures on account of (i) an estimated $400 of annual maintenance capital expenditures, and (ii) estimated cash tax payable of $1,400.

SELECTED FINANCIAL INFORMATION OF THE NORTHSTAR PARTNERSHIPS

The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited annual financial statements of each Northstar Partnership for the years ended December 31, 2006, 2005 and 2004. The foregoing financial data has been prepared based on GAAP, which, as applied to the Northstar Partnerships, in all significant respects conforms with Canadian GAAP. See "Meaning of Certain References". The selected financial information set out below is not necessarily indicative of the results that may be achieved in the future.

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Net patient service revenues	$47,023	$35,148	$20,320
Net income	29,739	21,254	12,400
Adjustments to net income			
Interest expense	234	286	212
Depreciation and amortization	1,150	982	615
EBITDA(1)	31,123	22,522	13,227
EBITDA margin(2)	66.2%	64.1%	65.1%

	Year Ended December 31,		
	2006	2005	2004
Net patient service revenues			
Palladium Partnership	$24,623	$18,344	$ 9,578
Kirby Partnership	22,399	16,804	10,743
Total	47,023	35,148	20,320
Expenses(3)			
Palladium Partnership	9,584	6,919	3,859
Kirby Partnership	7,700	6,976	4,062
Total	17,284	13,894	7,920
Net Income			
Palladium Partnership	15,039	11,425	5,719
Kirby Partnership	14,699	9,829	6,681
Total	$29,739	$21,254	$12,400

Notes:

(1) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(2) Margins are expressed as a percentage of net patient service revenue.

(3) Consists of operating expenses and interest expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of the financial condition and results of operations of the Northstar Partnerships and should be read in conjunction with the audited financial statements of each Northstar Partnership and the pro forma financial statements of Northstar included elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Financial statements have been prepared in accordance with GAAP requiring estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements and the amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk Factors". Certain totals, subtotals and percentages may not reconcile due to rounding.

Critical Accounting Policies

Management believes that the accounting policies that are critical to the business of the Northstar Partnerships relate to revenue recognition, the use of estimates regarding the collectibility of accounts receivable and allowances for contractual adjustments to revenue. The preparation of financial statements in accordance with GAAP requires management to make assumptions and estimates that can have a material impact on our results of operations as reported on a periodic basis. Due to the nature of the business and the fact that the substantial majority of the services provided by the Northstar Partnerships are paid for by third-party payors, estimates and judgments are inherent in the ongoing assessment of revenue recognition, the recoverability of accounts receivable and allowances for contractual adjustments to revenue. While management applies judgment based on assumptions believed to be reasonable in the circumstances, actual results can vary from these assumptions. It is possible that materially different results would be reported using different assumptions. The accounting policies of each Northstar Partnership are described in Note 1 of each of their respective audited financial statements.

Continuous Disclosure

In filings by the Issuer of interim and annual management discussion and analysis of financial condition and results of operations after the date of this prospectus, the Issuer will, to the extent required to provide comparative analysis with respect to periods ending prior to the closing, disclose comparative financial information for significant line items to the historical financial information of each Northstar Partnership in a similar manner as to the comparative financial information contained herein.

In addition, the Issuer has provided the following undertakings to the Ontario Securities Commission: (i) it will treat the Northstar Partnerships as subsidiaries of the Issuer; however, if GAAP prohibits the consolidation of financial information of the Northstar Partnerships and the Issuer and the Northstar Partnership is a "major subsidiary" under National Instrument 55-101, the Issuer will provide investors with separate financial statements for these entities, (ii) it will obtain a commitment from the Northstar Partnerships to comply with Ontario Securities Commission Rule 61-501 and Autorité des marchés financiers Q-27, as applicable, and (iii) it will undertake to implement a policy requiring persons who would constitute insiders of an operating entity if the operating entity were a reporting issuer to file insider reports concerning trades in the Issuer's securities and securities exchangeable therefore, subject to application of the exemptions to insider reporting provided under National Instrument 55-101. The Issuer will certify annually that it has complied with these undertakings and will file a certificate to this effect concurrently with the filing of its annual financial statements.

Results of Operations

Revenues are generated from payors for the provision of services at the Northstar ASCs. Payors include private health insurance companies, employers, federal and state government insurance programs, and individual patients. Payments received from government agencies are generally determined pursuant to regulations and fee schedules, while payments from third-party insurers or employers are pursuant to contractual arrangements that generally have a term of one year. Revenue is billed and recognized upon completion of each service. Expenses, consisting principally of salaries and benefits, drugs and supplies, and general and administrative costs, are recognized in the period they are incurred.

The term EBITDA is used throughout this management's discussion and analysis. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is a measure used by many investors to compare companies on the basis of ability to generate cash from operations. It is not intended to be a replacement for, or representative of, cash flow from operations or results of operations determined in accordance with generally accepted accounting principles or cash available for distribution.

For a reconciliation of EBITDA to net income for each Northstar Partnership, see "Selected Financial Information of the Northstar Partnerships".

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

	Year Ended December 31,		
In thousands of U.S. dollars	**2006**	**2005**	**% Change**
Net Patient Service Revenues:			
Palladium Partnership	$24,623	$18,344	34.2
Kirby Partnership	22,400	16,804	33.3
Salaries & Benefits:			
Palladium Partnership	1,805	1,186	52.2
Kirby Partnership	2,184	1,941	12.5
Drugs and Supplies:			
Palladium Partnership	1,532	740	107.0
Kirby Partnership	2,544	2,019	26.0
General & Administrative:			
Palladium Partnership	3,952	3,327	18.8
Kirby Partnership	2,059	2,175	(5.3)
Net Income:			
Palladium Partnership	15,040	11,425	31.6
Kirby Partnership	14,699	9,829	49.6

On a combined basis, for the year ended December 31, 2006, the Northstar Partnerships reported net income of $29.7 million, EBITDA of $31.1 million and net patient service revenues of $47.0 million, representing increases of 39.9%, 38.2% and 33.8%, respectively, from 2005.

Palladium Partnership

Net patient service revenues for the year ended December 31, 2006 were $24.6 million, or $6.3 million higher than revenues of $18.3 million reported in the prior year, primarily due to an increase in the number of cases and an increase in per case revenue, primarily as the result of more complex surgeries being performed. The cost of salaries and benefits increased by 52.2%, or $0.6 million, primarily due to the hiring of additional full and part-time employees in place of contract labour. Contract labour costs, which are included in general and administrative costs, decreased by 55%, or $0.6 million. The cost of drugs and supplies increased by 107.0% to $1.5 million, representing an increase of 2.2% of net revenue over 2005, primarily due to the increases in podiatry, ENT and general surgery cases, which all require more supplies per case than other types of cases. General and administrative costs increased by 18.8% to $4.0 million for the year ended December 31, 2006. As a percentage of net revenue, general and administrative costs decreased to 16.0% from 18.1% in the prior year, primarily as the result of a decrease in contract labour costs. Net income and EBITDA for the year ended December 31, 2006 were $15.0 million and $15.5 million, respectively, compared to $11.4 million and $11.9 million, respectively, reported in the prior year.

Kirby Partnership

Net patient service revenues for the year ended December 31, 2006 were $22.4 million, an increase of 33.3% over net patient revenues of $16.8 million reported in the prior year. This increase was primarily due to an increase in the

number of cases and an increase in per case revenue, primarily as the result of more complex surgeries being performed. As compared to the year ended December 31, 2005, the cost of salaries and benefits increased by 12.5%; however, as a percentage of revenue, the cost of salaries and benefits decreased by 1.8%. The cost of drugs and supplies increased by 26.0% to $2.5 million. However, as a percentage of revenue, the cost of drugs and supplies decreased by 0.6%. For the year ended December 31, 2006, general and administrative expenses decreased by 5.3% to $2.1 million, compared to the prior year, mainly due to a decrease in advertising expense. Net income and EBITDA for the year ended December 31, 2006 were $14.7 million and $15.6 million, respectively, compared to $9.8 million and $10.7 million, respectively, reported in the prior year.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

In thousands of U.S. dollars	Year Ended December 31, 2005	Year Ended December 31, 2004	% Change
Net Patient Service Revenues:			
Palladium Partnership	$18,344	$ 9,578	91.5
Kirby Partnership	16,804	10,743	56.4
Salaries & Benefits:			
Palladium Partnership	1,186	765	55.1
Kirby Partnership	1,941	1,096	77.1
Drugs and Supplies:			
Palladium Partnership	740	494	49.8
Kirby Partnership	2,019	1,028	96.4
General & Administrative:			
Palladium Partnership	3,327	1,951	70.5
Kirby Partnership	2,175	1,470	48.0
Net Income (Loss):			
Palladium Partnership	11,425	5,719	99.8
Kirby Partnership	9,829	6,681	47.1

On a combined basis, for the year ended December 31, 2005, the Northstar Partnerships reported net income of $21.3 million, EBITDA of $22.5 million and net patient service revenues of $35.1 million, representing increases of 71.4%, 70.3% and 73.0%, respectively, from 2004.

Palladium Partnership

Net patient service revenues for the year ended December 31, 2005 were $18.3 million, or $8.8 million higher than net patient service revenues of $9.6 million reported in the prior year. This increase was partially due to an increase in the number of cases and an increase in per case revenue as a result of more complex surgeries being performed. The cost of salaries and benefits increased by 55.1% from 2004; however, as a percentage of revenue, the cost of salaries and benefits decreased by 1.5%. The cost of drugs and supplies increased by 49.8% to $0.7 million, but as a percentage of revenue, decreased to 4.0% from 5.2% in 2004, primarily due to an increase in chiropractic and gastro-intestinal cases, which require fewer supplies per case. General and administrative costs increased by 70.5% to $3.3 million for the year ended December 31, 2005, compared to the prior year. However, as a percentage of net patient service revenue, general and administrative costs decreased to 18.1% from 20.4% in the prior year. Net income and EBITDA for the year ended December 31, 2005 were $11.4 million and $11.9 million, respectively, compared to $5.7 million and $6.1 million, respectively, reported in the prior year.

Kirby Partnership

Net patient service revenues for the year ended December 31, 2005 were $16.8 million, an increase of 56.4% over net patient service revenues of $10.7 million reported in the prior year. This increase was primarily due to an increase in the number of cases performed and an increase in per procedure revenue, primarily as the result of more complex surgeries in the pain management specialty. The cost of salaries and benefits increased by 77.1% to $1.9 million from

2004 because of higher staff levels related to both the increase in the number of surgeries and normal salary increases. The cost of drugs and supplies as a percentage of revenue increased to 12.0% for the year ended December 31, 2005 from 9.6% for 2004, as the result of more complex cases being performed in 2005. General and administrative expenses increased by 48.0% to $2.2 million for the year ended December 31, 2005 compared to the prior year, primarily due to increases in professional fees and repairs and maintenance expenses. However, as a percentage of net revenue, general and administrative expenses decreased to 12.9%, compared to 13.7% in the prior year. Net income and EBITDA for the year ended December 31, 2006 were $9.8 million and $10.7 million, respectively, compared to $6.7 million and $7.1 million, respectively, reported in the prior year.

Liquidity and Financial Condition

Liquidity refers to an entity's ability to meet its financial obligations and commitments as they become due. Management anticipates that cash flows from operations and funds provided from time to time under available credit facilities will provide the Issuer with sufficient liquidity to manage accounts receivable, inventory and other short-term cash requirements for the foreseeable future. The Issuer expects to also enter into certain revolving credit facilities as a further source of capital. See "Indebtedness of Northstar".

Palladium Partnership

The following table summarizes the available cash, the total assets and the short and long-term debt of the Palladium Partnership as of the end of the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Total cash and cash equivalents	$ 2,216	$ 1,359	$ 292
Total assets	12,038	8,695	5,541
Current portion of long-term debt	286[1]	127[2]	1,492[3]
Long-term debt, net of current portion	79	165	243
Cash used for operating activities	(410)	(1,646)[4]	(1,952)[4]

Notes:

(1) Includes capital lease obligations ($91) and related party debt ($195).

(2) Includes capital lease obligations ($84) and related party debt ($43).

(3) Includes capital lease obligations ($81) and related party debt ($593), line of credit ($250) and notes payable ($568).

(4) Includes depreciation, change in operating assets and liabilities.

The following table presents information with respect to the Palladium Partnership's contractual obligations and commitments in future years as of December 31, 2006:

	Operating Leases	Other Long-Term Obligations
In thousands of U.S. dollars		
2007	$ 405	$297
2008	403	82
2009	415	—
2010	427	—
2011	440	—
Thereafter	880	—
Less amount representing interest	—	(14)
	$2,970	$365

Kirby Partnership

The following table summarizes the available cash, the total assets and the short and long-term debt of the Kirby Partnership as of the end of the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Total cash and cash equivalents	$ 64	$ 293	$ 541
Total assets	11,474	9,672	10,276
Current portion of long-term debt	1,336	1,270	1,276[1]
Long-term debt, net of current portion	1,171	2,294	4,163
Cash used for operating activities	(1,690)	359[2]	(3,660)[2]

Notes:

(1) Includes long-term debt ($1,270) and related party debt ($6).

(2) Includes depreciation, gain on sale of PPE and change in assets and liabilities.

The following table presents information with respect to the Kirby Partnership's contractual obligations and commitments in future years as of December 31, 2006:

(in thousands of U.S. dollars)	Operating Leases	Debt
2007	$ 153	$1,336
2008	153	1,095
2009	153	76
2010	153	—
2011	153	—
Thereafter	384	—
	$1,149	$2,507

Outlook

Each Northstar Partnership has demonstrated strong historical financial performance since inception. Management intends to continue to maintain and enhance the operating efficiency of the Northstar Partnerships by continuing to execute a proven business strategy focused on the following:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical procedures performed; and
- the disciplined introduction of new and more complex surgical procedures.

Net patient service revenues of the Northstar Partnerships are slightly seasonal in nature. Generally, revenues have been highest from October to December as surgeons return from summer vacations and patients attempt to maximize the benefits afforded by a third-party payor that expire at the end of each calendar year. Management expects this trend to continue.

DIRECTORS, OFFICERS AND MANAGEMENT

The Issuer

Directors of the Issuer

The Board of Directors will initially consist of five directors, four of whom will be independent (within the meaning of applicable securities laws). The directors of the Issuer are Cecil F. Fleming, Robert P. Kanee, Donald L. Kramer, M.D., Barry A. Tissenbaum and Victor A. Wells (with Mr. Fleming serving as Chair). Directors will be elected at each annual meeting of shareholders of the Issuer. A director may be removed by a special resolution of shareholders, voting in person or by proxy, or may resign on 30 days' notice. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of directors. If there is no quorum of directors, a special shareholder meeting must be called to fill the vacancy.

The directors will supervise the activities of and manage the affairs of the Issuer, including acting for, voting on behalf of and representing the Issuer as a direct holder of Northstar Holdco's common shares and an indirect holder of Acquisitions Class A Units, Acquisitions Common Units, Acquisitions Preferred Units, Subco Class A Units and Subco Preferred Units.

Audit Committee

The audit committee of the Issuer will be comprised of Robert P. Kanee, Barry A. Tissenbaum and Victor A. Wells (with Mr. Wells serving as chair) and will assist the directors of the Issuer and the managers of Northstar Acquisitions in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures of the Issuer, Northstar Acquisitions and the Northstar Partnerships, the adequacy of internal accounting controls and procedures and the quality and integrity of financial statements. Each member of the audit committee will be independent (for regulatory purposes) of the Issuer, Northstar Acquisitions and the Northstar Partnerships.

Compensation, Nominating and Corporate Governance Committee

The compensation, nominating and corporate governance committee of the Issuer will be comprised of Cecil F. Fleming, Robert P. Kanee and Barry A. Tissenbaum (with Mr. Kanee serving as chair) and will review and make recommendations to the directors of the Issuer and the board of managers of Northstar Acquisitions concerning the hiring, compensation, benefits and termination of the Issuer's Chief Executive Officer and Chief Financial Officer and the senior executive officers of Northstar Acquisitions. The committee will annually review the Chief Executive Officer's goals and objectives for the upcoming year and provide an appraisal of the Chief Executive Officer's performance. The committee will also make recommendations concerning the remuneration of the directors of the Issuer. The committee will administer and make recommendations regarding the operation of all employee bonus or incentive plans. The committee will also be responsible for developing the Issuer's and Northstar Acquisitions' approach to corporate governance issues, advising the board on filling vacancies on the board, periodically reviewing the composition and effectiveness of the board, the contribution of individual directors and managers, considering questions of management succession, and considering and approving proposals by directors and managers to engage outside advisors on behalf of the mangers or the directors of the Issuer. All of the members of the committee will be independent of the Issuer, Northstar Acquisitions and the Northstar Partnerships.

Disclosure

The Board of Directors will also be responsible for adopting and periodically reviewing and updating the written disclosure policy for the Issuer and its subsidiaries. This policy will, among other things:

- articulate the legal obligations of the Issuer, its affiliates and their respective directors, managers, officers and employees with respect to confidential information;
- identify spokespersons of the Issuer who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provide guidelines on the disclosure of forward-looking information;

- require advance review by senior executives of any selective disclosure of financial information to ensure the information is not material, to prevent the selective disclosure of material information and to ensure that if selective disclosure does occur, a news release is issued immediately; and
- establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer and its subsidiaries (including the Northstar Partnerships) and their respective managers, officers, employees and consultants may not purchase or sell Common Shares or securities exchangeable for or convertible into same.

Remuneration of the Directors

Initial compensation for directors of the Issuer (other than for Dr. Kramer) will be $30,000 per year and $1,500 per director for attending board or committee meetings. The Chair of the Board of Directors is entitled to receive an additional annual retainer of $10,000. Directors will be reimbursed for out-of-pocket expenses for attending board meetings. Directors will participate in the insurance and indemnifications arrangements described below under "– Insurance Coverage for the Issuer and Related Entities and Indemnification".

Officers of the Issuer

The Issuer will have two officers. Donald L. Kramer, M.D. will be the Chief Executive Officer and Kenneth J. Klein will be the Chief Financial Officer, and each of them will hold similar positions in Northstar Acquisitions. Primary responsibility for managerial and executive oversight of the business of the Issuer's subsidiaries will be delegated to and discharged by Northstar Acquisitions. See "– Northstar Acquisitions".

Northstar Acquisitions

Managers of Northstar Acquisitions

Northstar Acquisitions' board of managers will initially be comprised of Cecil F. Fleming, Donald L. Kramer, M.D. and Kenneth J. Klein. At all times, Northstar Acquisitions' board of managers must consist of a majority of U.S. residents. Managers of Northstar Acquisitions will not receive remuneration. Mr. Fleming, Dr. Kramer and Mr. Klein will also serve as the directors of Northstar Holdco and the managers of Northstar Subco.

The board of managers of Northstar Acquisitions will, subject to the provisions of Northstar Acquisitions' operating agreement, have full power to manage the business and affairs of Northstar Acquisitions, to make all decisions regarding Northstar Acquisitions and to bind Northstar Acquisitions.

Officers of Northstar Acquisitions

Northstar Acquisitions will have five officers. Donald L. Kramer, M.D. will be the Chief Executive Officer and Kenneth J. Klein will be the Chief Financial Officer. Jason Fisher will be Vice President of Physician Services, Brad Kovnat will be Vice President of Business Development and Stephanie Victorian will be Vice President of Clinical Operations. Management of Northstar Acquisitions will generally be responsible for the management and executive oversight of the business of the Northstar Partnerships pursuant to a management contract between Northstar Acquisitions and each Northstar Partnership. The Physician Limited Partners of each Northstar Partnership, through the Medical Board of each respective Northstar Partnership, will maintain certain rights with respect to the medical operations of each Northstar Partnership. See "The Northstar Partnerships – Partnership Agreements".

Directors, Managers and Officers

The following table sets out the name, municipality of residence, positions with the Issuer and Northstar Acquisitions and principal occupation (where applicable) for the individuals who will be directors and officers of the Issuer and managers and officers of Northstar Acquisitions on Closing.

Name and Municipality of Residence	Position(s)	Number and Percentage of Securities of the Issuer expected to be held on Closing	Principal Occupation (if not with the Issuer or Northstar Acquisitions)
JASON FISHER . . . . Houston, Texas	Vice President of Physician Services of Northstar Acquisitions	•	—
CECIL F. FLEMING . . . . Toronto, Ontario	Chairman of the Issuer; Manager of Northstar Acquisitions	•	Corporate Director
ROBERT P. KANEE . . . . Toronto, Ontario	Director of the Issuer	•	Corporate Director
KENNETH J. KLEIN . . . . Houston, Texas	Chief Financial Officer and Corporate Secretary of the Issuer and Northstar Acquisitions; Manager of Northstar Acquisitions	•	—
BRAD KOVNAT . . . . Houston, Texas	Vice President of Business Development of Northstar Acquisitions	•	—
DONALD L. KRAMER, M.D. . . . . Houston, Texas	Director of the Issuer; Manager of Northstar Acquisitions; Chief Executive Officer of the Issuer and Northstar Acquisitions	•	—
BARRY A. TISSENBAUM . . . . Toronto, Ontario	Director of the Issuer	•	Corporate Director
STEPHANIE VICTORIAN . . . . Houston, Texas	Vice President of Clinical Operations of Northstar Acquisitions	•	—
VICTOR A. WELLS . . . . Oakville, Ontario	Director of the Issuer	•	Corporate Director

Biographies

Jason Fisher. Prior to his appointment as Vice President of Physician Services of Northstar Acquisitions, Mr. Fisher was a founding partner and Vice President of Palladium Management, Ltd. Mr. Fisher was also a marketing representative with River Oaks Pain Management. Prior to joining Palladium Management, Ltd. in 2003, Mr. Fisher worked in pharmaceutical marketing in Los Angeles and Houston. Mr. Fisher holds a Bachelor of Business Administration degree in marketing from Baylor University.

Cecil F. Fleming. Mr. Fleming is a corporate director serving as a director and member of the audit committee of First Equity Benefits Inc. From 1997 to 2002, Mr. Fleming was Chief Executive Officer of BDO International B.V., based in Brussels, Belgium. Prior to that, Mr. Fleming was a partner for 36 years with BDO Dunwoody LLP (formerly Dunwoody & Company), where he served as Canadian national managing partner (CEO) from 1981 to 1996. Mr. Fleming obtained his Chartered Accountant designation in Ontario in 1960 and was elected as a Fellow of the Ontario Institute of Chartered Accountants in 1985. He also served as a Commissioner on the Ontario Financial Review Commission.

Robert P. Kanee. Mr. Kanee is a corporate director. He has been a director of a number of private companies involved in property management, real estate development, investment holding, manufacturing and distribution. From

1994 to 2000, Mr. Kanee was a director of Perkins Paper Limited, a TSX listed company controlled by Cascades Inc., and in 2000, he chaired the independent committee that oversaw the privatization of the company. From 1989 to 1999, Mr. Kanee was a director of Women's College Hospital in Toronto, Ontario and he chaired the Finance and Investment Committee and was Vice Chair in 1998-1999. From 1991 to 1998, Mr. Kanee was Vice President, Mergers and Acquisitions, of Abitibi-Consolidated Inc. (formerly Abitibi-Price Inc.), one of the world's largest newsprint manufacturers. Mr. Kanee received his Masters in Business Administration from the University of Western Ontario in 1971 and obtained his Chartered Accountant designation in Ontario with Peat Marwick Mitchell in 1973. Mr. Kanee obtained his Institute of Corporate Directors designation in 2004.

Kenneth J. Klein. Prior to his appointment as Chief Financial Officer/Controller of the Issuer and Northstar Acquisitions, Mr. Klein served as the Assistant Vice President of Finance for The Menninger Clinic, a position he held from 2005 to 2007. Prior to the Menninger Clinic, Mr. Klein was the director of finance at Memorial Hermann Southeast Hospital from August 2003 to January 2005. Prior to that, Mr. Klein was the controller at Southwest Concrete Products. Mr. Klein has more than 19 years of finance and healthcare experience. Mr. Klein has held positions with several other healthcare organizations in Houston, Texas, including, Texas Children's Hospital, Castle Dental Centers, Fisher Healthcare. In 1988, Mr. Klein began his career with KPMG Peat Marwick, after earning his Bachelors of Science degree in Accounting from Sacred Heart University in Fairfield, Connecticut and is a Certified Public Accountant (Texas). In addition, Mr. Klein is an active member of Healthcare Financial Management Association.

Brad Kovnat. Prior to his appointment as Vice President of Business Development of Northstar Acquisitions, Mr. Kovnat was a founding partner and Vice President of Palladium Management, Ltd. Mr. Kovnat was also Co-Administrator for Palladium ASC and River Oaks Pain Management. Mr. Kovnat joined River Oaks Pain Management in November 2001 and later became a founding partner of Palladium Management, Ltd. in March 2004. He earned a Bachelor of Arts degree from Hofstra University in Hempstead, New York in 1990 and earned a Master of Business Administration degree from the Graziadio School of Business and Management at Pepperdine University in Los Angeles in 2000. Mr. Kovnat is a member of the Texas Ambulatory Surgery Center Society and Federated Ambulatory Surgery Association.

Donald L. Kramer, M.D. Prior to his appointment as Chief Executive Officer of the Issuer and Northstar Acquisitions, Dr. Kramer served as the President and Medical Director of Palladium Management, Ltd. since 2003. Dr. Kramer has practiced medicine for more than 25 years. He has been a founding partner of five successful ASCs in Houston, including the Palladium ASC. Dr. Kramer joined with other investors in 1996 to develop Foundation Surgery Affiliates in Oklahoma, which has grown to 31 ASCs and two hospitals. In addition, Dr. Kramer founded Access Mediquip L.L.C., which develops joint ventures with hospitals and medical practices for the resale of implantable medical devices. Dr. Kramer received a Bachelor of Science degree in premedical studies and statistics from Penn State University and his medical degree from Jefferson Medical College in Philadelphia. Dr. Kramer is an active member of the Harris County Medical Society, Texas Medical Association and Texas Ambulatory Surgery Center Society and previously served on the faculty of Baylor College of Medicine and The University of Texas Medical Branch.

Barry A. Tissenbaum. Mr. Tissenbaum is a corporate director and consultant. Mr. Tissenbaum is currently a director, board member and Audit Committee Chairman of Universal Energy Group and an Advisory Board member of numerous private companies. From 1991 to 2005, Mr. Tissenbaum was a partner at Ernst & Young LLP, where he served as the Director of Retail and Consumer Products from 1996 to 2000 and the Managing Partner of the Toronto Midtown Office from 1991 to 1996. Mr. Tissenbaum obtained his Chartered Accountant designation in Quebec in 1968 and in Ontario in 1974. He is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Ontario.

Stephanie Victorian. Prior to her appointment as Vice President of Clinical Operations of Northstar Acquisitions, Ms. Victorian was a founding partner and Vice President of Palladium Management, Ltd. She was also a Co-Administrator for Palladium ASC and River Oaks Pain Management, representing the company as its privacy and risk management officer, and in which role she was responsible for managing human resource and medical records management programs. Prior to joining Palladium Management, Ltd. in 2004, Ms. Victorian worked at Memorial Hermann Southwest Hospital in Houston where she served as the clinical manager for the ENT, ophthalmology, dental, pain management and plastic surgery groups. Ms. Victorian received a Bachelor of Science degree in nursing from Prairie View A&M University in 1995 and is a member of the Association of Operating Room Nurses (AORN), Texas Ambulatory Surgery Center Society and Federated Ambulatory Surgery Association.

Victor Wells. Mr. Wells is a corporate director. Mr. Wells is a director of Student Transportation of America Ltd., MagIndustries Corp. and a member of the AIG Excess Casualty Advisory Board, and is a Trustee of Canada Cartage Diversified Income Fund. From July 2001 until his retirement in March 2006, Mr. Wells was Vice President, Finance and Chief Financial Officer of Chemtrade Logistics Income Fund. From 1998 to 2001, Mr. Wells was Vice President, Finance and Chief Financial Officer of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells obtained his Chartered Accountant designation with Ernst & Young LLP in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells obtained his Institute of Corporate Directors designation in 2007. Mr. Wells was formerly the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the Companies' Creditors Arrangement Act in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the proposed annual and long-term compensation arrangements for services to be rendered in the 2007 fiscal year of the Issuer, in respect of the Chief Executive Officer and Chief Financial Officer of Northstar Acquisitions:

Name and Principal Position	Salary ($)	Other Annual Compensation ($)[1]	Long-Term Compensation[1]
DONALD L. KRAMER, M.D. Chief Executive Officer	$225,000	$—	$—
KENNETH J. KLEIN Chief Financial Officer and Corporate Secretary	$140,000	$—	$—

Note:

(1) The compensation, nominating and corporate governance committee of the Issuer will consider awards of normal course other annual and long-term compensation to management after the completion of the Offering.

Employment and Non-Competition Arrangements

Pursuant to employment agreements to be entered into with Northstar Acquisitions, each of Messrs. Kramer and Klein will receive an annual base salary that will be reviewed annually and may be increased at the discretion of the board of directors, together with a bonus, if any, as determined at the discretion of the compensation, nominating and corporate governance committee of the Issuer.

Dr. Kramer's employment agreement will be for an initial term of three years, automatically renewable unless either party gives the other notice of non-renewal. Mr. Klein's employment agreement will be for an initial term of two years, automatically renewable unless either party gives the other notice of non-renewal. Except as otherwise approved by the Board of Directors, Dr. Kramer will, pursuant to his employment agreement, agree with Northstar Acquisitions that, so long as he is employed by Northstar Acquisitions, and for a period ending on the later of the fifth anniversary of the Closing Date and six months following the termination of employment, he may not engage in any undertaking, have any financial interest, provide services, lend money or guarantee the obligations of any person who carries on a business that competes in any material respect with the business, or any material part thereof, carried on by Northstar Acquisitions or any of its affiliates on the date of termination or non-renewal or within the preceding six months thereof, other than by way of the ownership of not more than 5% of any class of securities of any publicly traded entity that competes with Northstar Acquisitions.

Long-Term Compensation Plan

Following Closing, Northstar Acquisitions will adopt a Long-Term Compensation Plan ("LTCP") for key members of senior management. The purpose of the LTCP is to provide eligible participants with compensation opportunities that will enhance Northstar Acquisitions' ability to attract, retain and motivate key personnel, and reward key members for significant performance of non-medical services. Pursuant to the LTCP, Northstar Acquisitions will set aside a pool of funds based upon the amount (the "Surplus") by which the Issuer's cash available to pay dividends

on the Common Shares (before reserves for capital expenditures and before reserves for equipment leases or loans) exceeds a base threshold amount per annum to be determined by the Issuer's compensation, nominating and corporate governance committee.

The LTCP will be administered by the compensation, nominating and corporate governance committee of the Issuer, which will determine from time to time: (i) the participants in the LTCP; (ii) the level of participation of each participant; (iii) the time or times when ownership of the Common Shares will vest for each participant; and (iv) any adjustments to target threshold amount.

The LTCP will provide for cash payments that may be earned based on the following thresholds, assuming that cash available to pay dividends exceeds the target amount set by compensation, nominating and corporate governance committee of the Issuer. Initially, the target amount of cash available to pay dividends for purposes of the LTCP will be Cdn$ ● per fiscal year. This target may be adjusted by the compensation, nominating and corporate governance committee of the Issuer from time to time.

Percentage by which Surplus Exceeds Target Amount	Proportion of Surplus Available for LTCP Awards
5% or less	0%
over 5% to 10%	10%
over 10% to 15%	15%
15% or more	20%

If a participant in the LTCP ceases to be an eligible participant under the LTCP, unpaid LTCP payments will immediately be payable unless such change occurs as a result of termination for cause or resignation (in which case, unless the compensation, nominating and corporate governance committee otherwise determines, such payments will be forfeited).

Share Appreciation Rights Plan

Following Closing, the Issuer will also adopt a share appreciation rights plan ("SAR Plan") to support achievement of the Issuer's performance objectives, ensure that the interests of key persons are aligned with the success of the Issuer and provide compensation opportunities to attract, retain and motivate senior management and directors critical to the long-term success of Northstar. Under the SAR Plan, the Issuer may grant share appreciation rights ("SARs") to senior management of Northstar Acquisitions and members of the Board of Directors. The maximum number of underlying Common Shares that will be issuable under the SAR Plan will be equal to 10% of the issued and outstanding Common Shares at Closing, subject to certain adjustments in the event of the subdivision, consolidation or reclassification of the Common Shares or other equivalent changes to the capital of the Issuer.

The SAR Plan will be administered by the compensation, nominating and corporate governance committee of the Issuer. The compensation, nominating and corporate governance committee of the Issuer may, from time to time, in its discretion, grant SARs to eligible persons at a fixed exercise price.

A SAR will have maximum term of 10 years. The exercise price of a SAR shall not be less than the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant. SARs shall vest as determined by the by the compensation, nominating and corporate governance committee of the Issuer.

Upon the exercise of a SAR, the holder will receive cash, Common Shares, or a combination of both having a value equal to the excess of the exercise price of the SAR over the fair market value of a Common Share on the date of exercise.

In the event that a holder ceases to be an eligible person under the SAR Plan, SARs held by such holder will immediately terminate unless the compensation, nominating and corporate governance committee determines otherwise.

Subject to applicable regulatory approvals, the compensation, nominating and corporate governance committee may, in its discretion, accelerate the period of vesting and may reprice SARs.

The compensation, nominating and corporate governance committee of the Issuer will consider awards of SARs to senior management of Northstar Acquisitions and members of the Board of Directors after Closing.

In addition to the LTCP and the SAR Plan, the compensation, nominating and corporate governance committee of the Issuer may, in its discretion, implement additional compensation arrangements to ensure that the interests of key persons are aligned with the success of the Issuer.

Insurance Coverage for the Issuer and Related Entities and Indemnification

The Issuer will obtain or cause to be obtained a policy of insurance for the directors and officers of the Issuer and for the directors, managers and officers of the Issuer's subsidiaries, including Northstar Acquisitions. The aggregate limit of liability applicable to the insured directors, managers and officers under the policy will be $ ● million including defence costs. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified the directors, managers and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer, Northstar Acquisitions and any subsidiaries. The total limit of liability will be shared among the Issuer, Northstar Acquisitions and any subsidiaries and their respective directors, managers and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors, managers and officers.

The by-laws of the Issuer, the operating agreement of Northstar Acquisitions and the Partnership Agreements for each Northstar Partnership provide for the mandatory indemnification of their respective directors, managers and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

USE OF PROCEEDS

Northstar expects to receive $ ● in net proceeds from the Offering, after deducting fees payable by Northstar to the Underwriters and the estimated expenses of the Offering payable by Northstar. The total estimated expenses of the Offering of $ ● include expenses for which Northstar is obliged to reimburse the Underwriters.

Northstar will use such net proceeds to directly or indirectly acquire all of the Acquisitions Class A Units, all of the Acquisitions Preferred Units and Acquisitions Common Units. All of the Acquisitions Class B Units will be held by Ventures. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Acquisitions will use the proceeds from the sale of its equity interests to acquire all of the Subco Preferred Units and Subco Class A Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Subco will use approximately $58 million of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and approximately $48 million of these proceeds to indirectly acquire a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. The remaining proceeds will be paid to Ventures. Ventures is expected to provide or cause to be provided to Northstar Subco a five-year, $ ● million revolving credit facility to be used for working capital needs. In addition, on Closing, Ventures will provide cash collateral of up to $ ● million as required to support Northstar's hedging arrangements. See "Indebtedness of Northstar".

Net proceeds received by the Issuer from an exercise of the Over-Allotment Option in full will be used principally to purchase an additional interest in the Palladium Partnership, resulting in Northstar Acquisitions holding a 70% indirect interest in the Palladium Partnership. See "Investment Agreement and Related Transactions".

THE ISSUER, NORTHSTAR ACQUISITIONS, NORTHSTAR SUBCO AND THE NORTHSTAR PARTNERSHIPS

The Issuer

The Issuer is a corporation established under the BCBCA on March 16, 2007. The registered office of the Issuer is located at 355 Burrard Street, Suite 1900, in Vancouver, British Columbia. The head office of the Issuer is located at 250 Yonge Street, Suite 2400, in Toronto, Ontario.

Following completion of the Offering and the transactions contemplated by the Investment Agreement, the Issuer will, directly or indirectly, hold all of the Acquisitions Preferred Units, Acquisitions Common Units, and Acquisitions Class A Units. Ventures will hold all of the Acquisitions Class B Units. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Northstar Acquisitions

Northstar Acquisitions is a Delaware limited liability company which is the successor to a Texas limited partnership formed in 2003. The registered office of Northstar Acquisitions is located at 1201 Orange Street, Wilmington, Delaware. The head office of Northstar Acquisitions is located at 4120 Southwest Freeway, Suite 150, in Houston, Texas.

Following completion of the Offering, the transactions contemplated by the Investment Agreement and the transactions contemplated by the Partnership Interests Purchase Agreements, Northstar Acquisitions will directly hold all of the Subco Preferred Units and all of the Subco Class A Units, which collectively represent a 87.5% interest in Northstar Subco. Ventures will hold all of the Subco Class B Units, which represent a 12.5% interest in Northstar Subco. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Northstar Subco

Northstar Subco is a Delaware limited liability company. The registered office of Northstar Subco is located at 1201 Orange Street, Wilmington, Delaware. The head office of Northstar Subco is located at 4120 Southwest Freeway, Suite 150, in Houston, Texas.

Following completion of the Offering, the transactions contemplated by the Investment Agreement and the transactions contemplated by the Partnership Interests Purchase Agreements, Northstar Subco will indirectly hold a 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% partnership interest in the Kirby Partnership. These indirect interests include all of the general partnership interest in each Northstar Partnership. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

The Northstar Partnerships

On Closing, each Northstar Partnership will be a limited partnership formed under the laws of the State of Texas. The registered office and principal place of business of each Northstar Partnership is as follows: the Palladium Partnership is located at 4120 Southwest Freeway, 2nd Floor in Houston, Texas, and the Kirby Partnership is located at 9300 Kirby Drive, Suite 100 in Houston, Texas.

Concurrently with the Closing, each Northstar Partnership will be reorganized in accordance with the Investment Agreement, the Partnership Interests Purchase Agreements and the applicable Northstar Partnership Agreement. Northstar Subco will indirectly acquire a 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% partnership interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Summary

While the capital structure of Northstar Subco and Northstar Acquisitions is complex, the economic entitlements of Northstar and Ventures following the closing of the Offering can be summarized as follows:

- Northstar, through its direct and indirect ownership of Acquisitions Common Units, Acquisitions Preferred Units and Acquisitions Class A Units, will be entitled to (i) 87.5% of the net income earned and cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships and the Managed Centres; and (ii) a 87.5% voting interest in Northstar Acquisitions, which itself will hold a 87.5% voting interest in Northstar Subco.

- Ventures, through its ownership of Acquisitions Class B Units and Subco Class B Units, will be entitled to (i) 12.5% of the net income earned and cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships and the Managed Centres; and (ii) a 12.5% voting interest in each of Northstar Acquisitions and Northstar Subco.

Direct operating costs incurred within each of the Northstar Partnerships are shared on a pro rata basis by the owners of each of the respective Northstar Partnerships. Operating costs incurred by Northstar Subco, Northstar Acquisitions, Northstar Holdco and the Issuer, including costs incurred in connection with being a public entity, are shared on a pro rata basis between the Issuer and Ventures.

INVESTMENT AGREEMENT AND RELATED TRANSACTIONS

Investment Agreement

General

The Issuer, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar GPco, Northstar LPco and Ventures, will enter into the Investment Agreement, to be dated the date of the final prospectus. Pursuant to the Investment Agreement, a series of transactions will be undertaken that will result in the Issuer indirectly acquiring, through Northstar Holdco, the Acquisitions Preferred Units and the Acquisitions Common Units. Ventures will maintain an interest in Northstar Acquisitions through its ownership of the Acquisitions Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Acquisitions will hold all of the Subco Preferred Units and all of the Subco Class A Units. Ventures will maintain an interest in Northstar Subco through its ownership of all of the Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

Northstar Subco will then indirectly acquire, pursuant to the Partnership Interests Purchase Agreements, a 55% indirect interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 60% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Investment Agreement, which summary is not intended to be complete. Reference is made to the Investment Agreement for a complete description and the full text of its provisions.

Covenants, Representations, Warranties and Indemnities

The Investment Agreement will contain customary joint and several covenants, representations, warranties and related indemnities from Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco in favour of the Issuer relating to the business and affairs of each Northstar Partnership. The representations and warranties made by Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco relating to the business and affairs of the Northstar Partnerships in the Investment Agreement will, in all material respects, be identical to those given by the Physician Limited Partners in the Partnership Interests Purchase Agreement. See "– Partnership Interests Purchase Agreements".

Ventures will also make representations and warranties (and provide indemnities in respect thereof) relating to the business and affairs of the Northstar Partnerships. Such representations and warranties will be qualified by the knowledge of Ventures (after reasonable inquiry) and otherwise will, in all material respects, be identical to those given by the Physician Limited Partners in the Partnership Interests Purchase Agreements. Ventures will only be liable for representations and warranties relating to the business and affairs of the Northstar Partnerships after full, diligent and final recourse from the Physician Limited Partners has been exhausted under the applicable Partnership Interests Purchase Agreement. The maximum liability of Ventures under the indemnities relating to the business representations, warranties and covenants will be subject to a one-time deductible of $500,000 and will be capped at $10 million, provided that any amounts payable thereunder shall be included in calculating the cap and deductible under Ventures' indemnity relating to the prospectus representation, as described below. Such representations and warranties will generally survive for 24 months from Closing (other than with respect to certain matters, such as title and related matters, which shall survive indefinitely, and those with respect to certain other matters, such as tax, which will survive for the duration of the applicable limitation periods). Under the Investment Agreement, Ventures will agree not to compete with the Issuer or its subsidiaries in the ASC business in the State of Texas for a period of five years.

The Investment Agreement will also contain a representation by Ventures that, to the best of its knowledge after reasonable inquiry, there is no known misrepresentation (as defined in the *Securities Act* (Ontario)) in the prospectus. Ventures will indemnify the Issuer for any breaches of this representation. The indemnity relating to the prospectus representation will be subject to a $500,000 deductible and will be capped at the sum of (i) the net cash proceeds received by Ventures at Closing, plus (ii) the value of the Acquisitions Class B Units and Subco Class B Units held by Ventures from time to time. Any cash proceeds received by Ventures following a transfer, sale or redemption of the Acquisitions Class B Units or Subco Class B Units will be retained by Ventures and not distributed to its partners until the end of the survival period for the prospectus representation. The indemnity relating to the prospectus representation will survive for a period of 36 months plus 60 days from Closing.

In no event will any partner of Ventures have any personal liability under the indemnities contained in the Investment Agreement, and the indemnified parties must look solely to the assets of Ventures, and not to any partner thereof (whether limited or general), to satisfy obligations under such indemnities.

Only the Issuer may bring a claim or action for misrepresentation or breach of contract under the Investment Agreement. Purchasers of Common Shares will not have a direct statutory right of action against any subsidiary of the Issuer for a misrepresentation in the prospectus and will only have a statutory right of action against Ventures (in addition to the Issuer and the Underwriter) as Ventures is considered to be a promoter under Canadian securities legislation. See "Purchasers' Statutory Rights".

Conditions to Closing

The Issuer's indirect investment in Northstar Subco and Northstar Subco's indirect investment in the Northstar Partnerships will be conditional upon the completion of the Offering and the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements.

Partnership Interests Purchase Agreements

General

With respect to each Northstar Partnership, Northstar LPco, Northstar GPco and the Physician Limited Partners of such Northstar Partnership are parties to a Partnership Interests Purchase Agreement providing for the purchase by Northstar LPco and Northstar GPco of a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Partnership Interests Purchase Agreements, which summary is not intended to be complete.

Representations, Warranties and Indemnities

Each Partnership Interests Purchase Agreement contains customary representations and warranties from the selling Physician Limited Partners of the relevant Northstar Partnership in favour of Northstar GPco and Northstar LPco. These representations typically survive for two years following Closing, (other than with respect to certain matters, such as title and related matters, which shall survive indefinitely, and those with respect to certain other matters, such as tax, which will survive for the duration of the applicable limitation periods).

The maximum liability of each Physician Limited Partner under the Partnership Interests Purchase Agreement will generally be limited to the purchase price paid to such Physician Limited Partner in respect of his or her partnership interests, plus the costs and expenses incurred by Northstar GPco and Northstar LPco in litigating or settling the relevant indemnification claim.

Non-Competition Covenant

The selling Physician Limited Partners of each Northstar ASC have covenanted that, during the five-year period following Closing, they will not, directly or indirectly (other than as an employee of Baylor College of Medicine or Methodist Hospital), own, control, finance or participate in the profits or revenues of any business that engages in

competition with a Northstar ASC within the area that is the greater of the area bounded by (i) a 30-mile radius of any ASC that Northstar GPco and Northstar LPco collectively have a direct or indirect interest of 50% or greater; and (ii) 25 miles outside the boundary of the City of Houston. Notwithstanding the foregoing, a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility.

Escrow

The selling Physician Limited Partners will place an aggregate of approximately $18 million in escrow accounts maintained at an independent Texas financial institution. These funds will secure a portion of such selling Physician Limited Partner's indemnification obligations with respect to his or her representations and warranties in favour of Northstar LPco and Northstar GPco. The selling Physician Limited Partners will each be entitled to manage the investment of his or her escrowed funds, and may annually withdraw up to 40% of the prior years' cumulative increase in value of his or her escrowed funds. The escrowed funds will be released to selling Physician Limited Partners over a four-year period, with 15%, 25%, 30% and 30% of the funds being released from escrow at the end of each of years one through four, respectively. A Physician Limited Partner's escrowed funds will be released in full upon his death or disability and will be forfeited in the event the Physician Limited Partner retires prior to the release of the funds.

Conditions to Closing

The investment by Northstar GPco and Northstar LPco in the Northstar Partnerships will be conditional upon, among other things, the completion of the Offering.

POST-CLOSING STRUCTURE

The following chart illustrates the ownership structure of the Issuer upon completion of the Offering and the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements. See "Investment Agreement and Related Transactions".



PUBLIC INVESTORS
100% common shares
Northstar Healthcare Inc.
(British Columbia)
100% Acquisitions Class A Units
100% common shares
Northstar Healthcare Holdings, Inc.
(Delaware)
100% Acquisitions Common Units and 100% Acquisitions Preferred Units(1)
Healthcare Ventures, Ltd.
(Texas)(7)
Northstar Healthcare Acquisitions, L.L.C.
(Delaware)
100% Acquisitions Class B Units(1)
100% Subco Class A Units and 100% Subco Preferred Units(1)
100% Subco Class B Units(1)
Northstar Healthcare Subco, L.L.C.
(Delaware)
Management Agreements
55% interest(2)(3)(4)
60% interest(2)(5)
The Palladium for Surgery – Houston LP
(Texas)
Medical Ambulatory Surgical Suites, LP
(Texas)
The Palladium for Surgery – Dallas(6)
River Oaks Pain Clinics

Notes:

(1) See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

(2) Indirect ownership that includes the general partnership interest.

(3) Assuming full exercise of the Over-Allotment Option, this would be a 70% interest.

(4) The remaining 45% interest (30% if the Over-Allotment Option is exercised in full) is held by Physician Limited Partners.

(5) The remaining 40% interest is held by Physician Limited Partners.

(6) Northstar holds a right of first refusal on any future sale of The Palladium for Surgery – Dallas.

(7) Donald L. Kramer, M.D., Chief Executive Officer of the Issuer, has an ownership interest in Ventures, the Palladium Partnership and The Palladium for Surgery – Dallas. See "Interest of Management and Others in Material Transactions".

RETAINED INTEREST

Following Closing, Ventures will hold all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement for each Northstar Partnership and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. The specified percentage will be equal to 12.5% on Closing and will decrease if Ventures disposes of Acquisitions Class B Units pursuant to the Negotiation Right described below.

Following Closing, Ventures will also hold all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive distributions from Northstar Subco, after the prior entitlement of the Subco Preferred Units has been satisfied, on a *pro rata* basis with the holders of Subco Class B Units, subject to certain distribution deferral arrangements. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnership" and "Northstar Subco – Distribution Referral".

Repurchase Events

Negotiation Right

The Northstar Subco operating agreement will provide that the holders of Subco Class B Units have the right (the "Negotiation Right"), exercisable at any time after the second anniversary of Closing (but not more frequently than once in any six-month period) to request in writing (a "Request") that Northstar Subco enter into good faith negotiations with such holder to purchase for cancellation all or any portion of the Subco Class B Units held by such holder. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Acquisitions Class B Units. Upon delivery of a Request by a holder of Subco Class B Units to Northstar Subco, Northstar Subco is required to use its best efforts to negotiate the purchase of such Subco Class B Units. The Negotiation Right may only be exercised if, at the time of exercise, Northstar Subco is not in default under any credit facility or any guarantee or indemnity given by it.

Enhancement Date

If (i) within 60 days of its receipt of a Request, Northstar Subco does not use its best efforts to negotiate the purchase for cancellation of the relevant Subco Class B Units; or (ii) within 60 days of its receipt of a Request, Northstar Subco has used its best efforts to negotiate the purchase of the Subco Class B Units but Northstar Subco and the holder have failed to agree on the purchase price for the Subco Class B Units; or (iii) within 60 days of the Request, Northstar Subco offers to purchase Subco Class B Units and such offer is accepted by Ventures, and the purchase pursuant to such offer does not close within 90 days of the Request for a reason other than Northstar Subco's inability to proceed for reasons relating to securities laws (such 60th or 90th day, as applicable, the "Enhancement Date"), Ventures shall be entitled to an Enhanced Distribution (as defined below) in respect of the Subco Class B Units that are the subject of the Request.

For each month ending after the Enhancement Date, an additional dividend (the "Enhanced Distribution") shall be paid to Ventures on account of its Subco Class B Units in an amount per Subco Class B Unit equal to 0.1 times the distribution that otherwise would have been received in respect of such Subco Class B Unit in such month. With respect to the Subco Class B Units, the Enhanced Distribution shall increase by 0.1 times each fiscal quarter, up to a maximum of 0.5 times (i.e. 150%) the distribution amount otherwise payable per Subco Class B Unit. The Enhanced Distribution will be non-cumulative and payable monthly. The Enhanced Distribution may only be paid to Ventures in respect of a month during which Northstar Subco has paid distributions on the Subco Class A Units to Northstar Acquisitions in an average amount equal to the greater of $ ● per unit per month (being the initial full monthly amount at Closing of the Offering) and the monthly amount paid in the month preceding the start of such month.

Redemption Right

The Northstar Subco operating agreement will provide that Northstar Subco has the right (the "Redemption Right"), exercisable at any time and from time to time following the Enhancement Date, and subject to the limits

described below, to purchase for cancellation from Ventures, all or any portion of the Subco Class B Units that are subject to the Enhanced Distribution. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Acquisitions Class B Units.

Upon delivery of a notice (the "Redemption Notice") to Ventures requesting that Ventures sell to Northstar Subco all or a portion of its Subco Class B Units pursuant to the Redemption Right (each such Subco Class B, a "Subject Interest" and collectively, the "Subject Interests"), Ventures shall be required to sell to Northstar Subco such interests. The repurchase of the Subject Interests will occur on such date as is specified by Northstar Subco's Redemption Notice (provided such date shall not be prior to the 30th day following receipt by Ventures of the Redemption Notice).

The Northstar Subco operating agreement will provide that the Redemption Right may only be exercised if, at the time of its exercise, none of Northstar Subco, the Issuer or their respective subsidiaries is in default under the Repurchase Agreement or under any of their indebtedness other than indebtedness to affiliates or would be in default as a result of the exercise of the Negotiation Right and the related repurchase of Units.

The amount that shall be paid by Northstar Subco for the purchase of each Subject Interest pursuant to the Redemption Right will be equal to the fair market value of the Subject Interest at the time of the purchase and shall be payable in cash.

The Northstar Acquisitions operating agreement will provide that Northstar Acquisitions will purchase for cancellation all outstanding Acquisitions Class B Units for a nominal amount on the date that all outstanding Subco Class B Units have been purchased for cancellation by Northstar Subco pursuant to the Negotiation Right or the Redemption Right (the "Acquisitions Redemption Right").

Any purchase for cancellation by Northstar Subco of Subco Class B Units, including pursuant to the exercise by Ventures of the Negotiation Right, or the exercise by Northstar Subco of the Redemption Right, is referred to in this prospectus as a "Repurchase Event".

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the *pro forma* consolidated capitalization of the Issuer before and after giving effect to this Offering but without giving effect to the exercise of the Over-Allotment Option. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

	Outstanding as at • , 2007	Assuming Completion of this Offering
Shareholder's Equity		
Common Shares	Cdn $10.00 (1 Common Share)	Cdn $ • (• Common Shares)
Total Capitalization	•	•

THE ISSUER

Share Capital

After giving effect to this Offering, the authorized capital of the Issuer will consist of an unlimited number of Common Shares. Upon completion of this Offering, there will be issued and outstanding • Common Shares (• Common Shares assuming the exercise of the Over-Allotment Option in full).

The power to allot and issue shares is conferred upon the Board of Directors. Northstar may from time to time amend its Articles to add, change or remove any provision that is permitted by the BCBCA to be, or that is, set out in its Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of its shares; (iii) add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or

series or into the same or a different number of shares of other classes or series. The holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the Articles to, *inter alia*, add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders holding at least 66⅔% of the outstanding Common Shares.

Voting

Each Common Share will carry one vote on all matters to be voted on at all meetings of shareholders. Generally, under the BCBCA, the holders of shares of a class are entitled to vote separately as a class, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the property of the Issuer out of the ordinary course of the Issuer's business.

Dividends

The holders of the Common Shares shall be entitled to receive dividends and the Issuer shall pay dividends thereon, if, as and when declared by the directors out of the moneys of the Issuer properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

Liquidation

In the event of the dissolution, liquidation or winding-up of the Issuer, whether voluntary or involuntary, or any other distribution of assets of the Issuer among its shareholders for the purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Issuer.

Dividend Policy

The Issuer has currently adopted a dividend policy that contemplates a monthly dividend of Cdn $ • per Common Share. The Issuer will pay dividends on the Common Shares (if declared) on the 15th day of each month (or on the next Business Day, if such day is not a Business Day) to holders of record at the close of business on the last Business Day of the preceding month, commencing • , 2007 (the first Business Day after •).

The Board of Directors may, in its discretion, modify or repeal the Issuer's current dividend policy. No assurances can be made that the Issuer will pay dividends at the level contemplated in the future or at all. Assuming that the Issuer pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an investor would receive, in the aggregate, approximately Cdn $ • per year per Common Share in dividends.

Administration

The Issuer will directly administer its reporting and other public issuer obligations, with assistance from Northstar Acquisitions, as required.

NORTHSTAR HOLDCO

Share Capital

Northstar Holdco is a Delaware corporation. The authorized capital of Northstar Holdco will consist of an unlimited number of common shares. Upon closing of this Offering and the transactions contemplated under the Investment Agreement and the Partnership Interests Purchase Agreements, all of the common shares of Northstar Holdco will be held by the Issuer.

Distribution Policy

On Closing, the board of managers of Northstar Holdco will adopt a dividend policy pursuant to which Northstar Acquisitions will distribute all available cash to the maximum extent possible, to the Issuer, subject to applicable law, by way of monthly distributions after satisfying its (i) debt service obligations under any credit facilities or other agreements with third parties, if any; and (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes. Dividends paid on the common shares of Northstar Holdco will be subject to a 5% U.S. withholding tax to the extent that such dividends represent a distribution of "earnings and profits" of Northstar Holdco for United States tax purposes.

NORTHSTAR ACQUISITIONS

Share Capital

Northstar Acquisitions is a Delaware limited liability company. The authorized capital of Northstar Acquisitions will consist of an unlimited number of Acquisitions Preferred Units, Acquisitions Class A Units, Acquisitions Class B Units and Acquisitions Common Units. Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", all of the Acquisitions Class A Units will be held by the Issuer, and all of the Acquisitions Preferred Units and Acquisitions Common Units will be held by Northstar Holdco. On Closing, all of the Acquisitions Class B Units will be held by Ventures.

The Acquisitions Preferred Units will be (i) non-voting, (ii) entitled to a preferential distribution in an amount equal to the operating costs incurred by Northstar Holdco and the Issuer, and (iii) entitled on liquidation to a return of the capital contributed for the Acquisitions Preferred Units, ranking prior to the liquidation entitlements of the Acquisitions Class A Units, the Acquisitions Class B Units and the Acquisitions Common Units.

The Acquisitions Class A Units will be (i) non-voting, except as required under the governing law, (ii) bear a fixed, cumulative monthly preferential dividend in the amount of • % per month, after all distributions are made to the holders of the Acquisitions Preferred Units, and (iii) entitle the holder on liquidation to a return of capital contributed for the Acquisitions Class A Units, in priority to the Acquisitions Class B Units and the Acquisitions Common Units.

Pursuant to the Repurchase Agreement, the Issuer will purchase the Acquisitions Class A Units from Northstar Holdco for $ • million. Northstar Holdco will be obliged to repurchase the Acquisitions Class A Units from the Issuer for an amount that results in the Issuer realizing an internal rate of return of • % per annum on the purchase price of the Acquisitions Class A Units (the "Repurchase Price"). Northstar Holdco is required to repurchase the Acquisitions Class A Units on the twelfth anniversary following the purchase of the Acquisitions Class A Units by the Issuer. In addition, Northstar Acquisitions will provide an unsecured guaranty (the "Guaranty") to the Issuer in support of Northstar Holdco's obligations under the Repurchase Agreement.

Distributions made to the Issuer on the Acquisitions Class A Units that are subject to the Repurchase Agreement will be subject to a 10% U.S. withholding tax. Pursuant to proposed amendments to the Canada-United States Income Tax Convention, 1980 announced by the Minister of Finance (Canada) in the federal budget on March 19, 2007, this rate of withholding tax will be reduced to 7% in the year in which the amended treaty becomes effective and 4% in the second year following enactment. In addition, in the third year and thereafter, the withholding tax rate on such distributions will be zero under these proposed amendments. No assurances can be given that these amendments will be enacted as proposed, if at all.

The Acquisitions Class B Units will be (i) voting, (ii) entitled to a monthly distribution equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services

provided to the Northstar Partnerships under the Management and Cost Sharing Agreements and other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units, such specified percentage being equal to the number of Subco Class B Units held by Ventures at that time, divided by 1000, and (iii) entitle the holder on liquidation to a return of the capital contributed for the Acquisitions Class B Units. As a result, upon a repurchase or redemption of Subco Class B Units, there will be a corresponding decrease in Ventures' economic interest in Northstar Acquisitions.

The Acquisitions Common Units will be (i) voting, (ii) entitled to a monthly distribution equal to remaining cash flow (less the distribution to be made to the holders of Acquisitions Class B Units), (iii) payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units, and (iv) entitle the holder thereof to all remaining assets of Northstar Acquisitions on liquidation.

Distribution Policy

On Closing, the board of managers of Northstar Acquisitions will adopt a dividend policy pursuant to which Northstar Acquisitions will distribute all available cash to the maximum extent possible, *pro rata* to Ventures (to the extent of its entitlement to a specified percentage of Northstar Acquisitions' gross management fee revenues under the Acquisitions Class B Units) and to Northstar Holdco, subject to applicable law, by way of monthly distributions after satisfying (i) debt service obligations under any credit facilities or other agreements with third parties, if any; (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes; and (iii) the preferred dividends on the Acquisitions Preferred Units to Northstar Holdco and on the Acquisitions Class A Units to the Issuer.

Operating Agreement

The operating agreement of Northstar Acquisitions will describe the terms, conditions and attributes of the Acquisitions Preferred Units, Acquisitions Class A Units, Acquisitions Class B Units and Acquisitions Common Units. See "– Share Capital". The operating agreement of Northstar Acquisitions will also contain the following provisions, a summary which is not intended to be complete:

Pre-Emptive Rights

The operating agreement of Northstar Acquisitions will provide that, so long as Ventures holds a 5% interest in Northstar Acquisitions, it will have the right to maintain its *pro rata* ownership of Northstar Acquisitions in the event that Northstar Acquisitions decides to issue additional membership interests, subject to certain exceptions. If Ventures exercises this pre-emptive right, it will be entitled to participate in the issuance of membership interests of Northstar Acquisitions, at the most favourable price and on the most favourable terms as the applicable securities are to be offered to any other person. This pre-emptive right may be waived by Ventures.

Transferability

The Acquisitions Class B Units held by Ventures may be transferred, provided: (i) 100% of the Acquisitions Class B Units are being transferred; (ii) Ventures first offers its Acquisitions Class B Units to Northstar Holdco, which shall have 30 days to exercise a right of first refusal; and (iii) the transferee agrees to be bound by the operating agreement of Northstar Acquisitions.

Tag-Along Rights

The operating agreement of Northstar Acquisitions will also provide that, on or after Closing, in the event that a person offers to purchase, directly or indirectly, more than 20% of the Acquisitions Common Units and/or Acquisitions Class A Units pursuant to an agreement with Holdco or, in the case of an indirect purchase, pursuant to a non-exempt take-over bid for the Issuer in respect of which the Issuer proposes to enter into a support agreement with such person, then it will be a condition of any such agreement or support agreement that the person will offer to purchase a *pro rata* portion of the Acquisitions Class B Units, on the same terms and subject to the same conditions as are applicable to the direct or indirect purchase of the Acquisitions Common Units and/or Acquisitions Class A Units, as applicable, on the

terms and conditions set out in the operating agreement of Northstar Acquisitions. For greater certainty, an offer to purchase Common Shares shall be considered to be an indirect offer to purchase that portion of the Acquisitions Common Units and/or Acquisitions Class A Units held directly or indirectly by the Issuer equal to the portion of the Common Shares subject to the offer.

Drag-Along Rights

The operating agreement of Northstar Acquisitions will also provide that, at any time after Closing, if requested by Northstar Holdco in connection with the sale by Northstar Holdco of more than 10% of its Acquisitions Class A Units, Ventures shall sell its Acquisitions Class B Units in Northstar Acquisitions *pro rata* on the same terms and subject to the same conditions as are applicable to Northstar Holdco's sale of all of its Acquisitions Class A Units.

Equal Treatment

Without the prior approval of Ventures, Northstar Acquisitions shall not redeem, repurchase, exchange or otherwise compel any transfer of the Acquisitions Class B Units (other than pursuant to the Redemption Right or Negotiation Right) unless the holders of Acquisitions Class A Units are treated on a *pari passu* basis.

Premises

Northstar Acquisitions will maintain an executive office separate and apart from Palladium ASC at 4120 Southwest Freeway, Suite 150, Houston, Texas. The 5,310 square foot facility is leased from a third party at an annually adjusted base rental with an initial base rental rate of $11,606.78 per month, escalating to a base rental of $13,859 per month during the last year of the lease. The lease is set to commence on or about April 15, 2007 and expires in February, 2014 with two five-year renewal options.

NORTHSTAR SUBCO

Share Capital

Northstar Subco is a Delaware limited liability company. The authorized capital of Northstar Subco will consist of an unlimited number of Subco Preferred Units, Subco Class A Units and Subco Class B Units. Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", all of the Subco Class A Units and all of the Subco Preferred Units will be held by Northstar Acquisitions. All of the Subco Class B Units will be held by Ventures. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

The Subco Preferred Units will be (i) non-voting, (ii) entitled to a preferential distribution in an amount equal to the operating costs incurred by Northstar Acquisitions, Northstar Holdco and the Issuer, and (iii) entitled on liquidation to a return of the capital contributed for the Subco Preferred Units, ranking in priority to the liquidation entitlements of the Subco Class A Units and the Subco Class B Units.

The Subco Class A Units will be (i) voting, (ii) entitled to discretionary distributions on a pari passu basis with the holders of the Subco Class B Units after all preferential distributions have been paid to the holders of the Subco Preferred Units, and (iii) on a liquidation, entitled to receive any remaining assets of US Subco after payment of all preferential distributions, such entitlement to rank pari passu with the liquidation entitlements of the Subco Class B Units.

The Subco Class B Units will be (i) voting, (ii) entitled to 0.001% per Subco Class B Unit of the aggregate cash available to be distributed after satisfying the prior entitlements of the holders of the Subco Preferred Units, on a pari passu basis with the holders of the Subco Class A, except as is provided below under the heading "– Distribution Deferral", below, and (iii) on a liquidation, entitled to receive 0.001% per Subco Class B Unit of any assets of Subco to be distributed to the holders of the Subco Class A Units and Subco Class B Units, such entitlement shall rank pari passu with the liquidation entitlements of the Subco Class A Units, and (iv) entitled to a "negotiation right" as described under the heading "Retained Interest".

Distribution Policy

On Closing, the board of managers of Northstar Subco will adopt a dividend policy pursuant to which Northstar Subco will distribute all available cash to Northstar Acquisitions and Ventures in accordance with their proportionate holdings of Subco Class A Units and Subco Class B Units, to the maximum extent possible, subject to applicable law, by way of monthly distributions after satisfying (i) debt service obligations under any credit facilities or other agreements with third parties, if any; (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes; (iii) the preferred distribution owed on the Subco Preferred Units; and (iv) the distribution deferral arrangements described below. See "– Distribution Referral".

Operating Agreement

The operating agreement of Northstar Subco will describe the terms, conditions and attributes of the Subco Preferred Units, the Subco Class A Units and the Subco Class B Units. See "– Share Capital". In addition, the operating agreement of Northstar Subco will provide that Northstar Subco will be allocated any additional deductions that result from the increase in tax cost of the underlying assets of Northstar Subco caused by the purchase of a direct or indirect interest in the Northstar Partnerships. Further, Ventures will be allocated any income or gain that relates to the difference between Ventures' allocable share of the tax basis for U.S. federal income tax purposes of Northstar Subco's assets prior to the Closing Date and their agreed upon fair market value determined on the Closing Date.

The operating agreement of Northstar Subco will contain terms substantially similar to those contained in the Northstar Acquisitions operating agreement with respect to pre-emptive rights, restrictions on transfer, tag-along rights, drag-along rights and equal treatment.

Distribution Deferral

The operating agreement of Northstar Subco will also provide that until the earlier of December 31, 2010 or an announced increase in monthly dividends by the Issuer, if the Issuer's cash available to pay dividends for any month is less than 110% of the initial full monthly dividend, Ventures' distributions from Northstar Subco shall be deferred by the shortfall.

Ventures shall receive its accumulated deferred distributions from time to time to the extent that 12-month trailing cash available for dividends exceeds 110% of the initial full monthly dividend.

THE NORTHSTAR PARTNERSHIPS

Each Northstar Partnership is a limited partnership formed under the laws of Texas.

Capital of the Northstar Partnerships

Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", Northstar Subco will hold an indirect 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and an indirect 60% partnership interest in the Kirby Partnership. These partnership interests include all of the general partnership interest in each Northstar Partnership.

Distribution Policy

Upon completion of the Offering, Northstar GPco will adopt a policy that each Northstar Partnership will distribute its available cash to the maximum extent possible, subject to applicable law by way of monthly distributions on its partnership interests to Northstar LPco, Northstar GPco and the Physician Limited Partners after: (i) satisfying its obligations under the Management and Cost Sharing Agreement; (ii) satisfying its debt service obligations, if any, under any credit facility or any credit facilities or any other agreements with third parties; (iii) satisfying its other expense obligations; and (iv) retaining reasonable working capital or other reserves, including amounts on account of capital expenditures and such other amounts as may be considered appropriate by its management committee, subject to the prior approval of Northstar Acquisitions in certain circumstances. Subject to certain limitations and exceptions, each Northstar Partnership, and the Northstar Partnerships as a group, will be limited as to the amount of liabilities that may be incurred.

Partnership Agreements

At Closing, the Physician Limited Partners of each Northstar Partnership, Northstar GPco and Northstar LPco will enter into a Partnership Agreement with respect to their respective Northstar Partnership. Each Partnership Agreement will have substantially similar terms. The following is a summary of certain provisions of the Partnership Agreements, which summary is not intended to be complete. Reference is made to the Northstar Partnership Agreements for a complete description and the full text of their provisions.

Management

The management of each Northstar Partnership will be divided between two functions: (i) managing medical issues, which will be dealt with by the Medical Board; and (ii) management of the business and commercial operations, which will be managed by Northstar GPco, in its capacity as general partner of the Northstar Partnership, with input from the Operations Committee. The Physician Limited Partners of the Palladium Partnership will elect 45% of the Operations Committee members (30% if the Over-Allotment Option is exercised in full) with Northstar GPco electing the remaining 55% of the members (70% if the Over-Allotment Option is exercised in full). The Physician Limited Partners of the Kirby Partnership will elect 40% of the Operations Committee members with Northstar GPco electing the remaining 60% of the members.

In addition, certain management responsibilities for each Northstar Partnership will be carried out on behalf of Northstar GPco by Northstar Acquisitions pursuant to the terms of a Management and Cost Sharing Agreement. See "– Management and Cost Sharing Agreements".

Medical Board

The Medical Board of each Northstar ASC will be comprised of three to five Physician Limited Partners and is responsible for the establishment and implementation of policies and procedures regarding medical issues that are required by law to be solely within the control of surgeons. A representative of Northstar GPco will be entitled to participate in any meeting of the Medical Boards as a non-voting observer.

Operations Committee

Each Northstar Partnership shall establish an Operations Committee to monitor the business affairs of each Northstar ASC that are not otherwise: (i) the responsibility of the Medical Board or Northstar GPco; or (ii) provided for under the Management and Cost Sharing Agreement. The Operations Committee of each Northstar Partnership shall also function as a vehicle by which the Physician Limited Partners may formally communicate with Northstar GPco. The Operations Committee of each Northstar Partnership shall consist of five members. The Physician Limited Partners of the Palladium Partnership shall elect 45% of the Operations Committee's members with Northstar GPco electing 55% of the members. In the event of the exercise of the Over-Allotment Option, Northstar GPco will be entitled to elect 70% of the members of the Operations Committee of the Palladium Partnership. The Physician Limited Partners of the Kirby Partnership shall elect 40% of the Operations Committee members with Northstar GPco electing 60% of the members. Members of the Operations Committee shall serve for such terms as determined by the applicable election vote and any of such members may be removed at any time and without cause by the vote of the parties that so elected them.

Distributions and Allocation of Income

A Northstar Partnership's available cash will be distributed, and its income will be allocated, from time to time among Northstar LPco, Northstar GPco and the Physician Limited Partners in accordance with their respective percentage interests in the Northstar Partnership.

Majority Physician Vote

Certain actions by the Northstar Partnerships are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners. These actions include:

- the ability of the Northstar Partnership to borrow funds;

- the ability of the Northstar Partnership to issue limited partnership units to a new partner;
- the establishment of fees charged by the Northstar ASC with respect to services provided at the Northstar ASC;
- the approval of any conflicts related to Northstar GPco;
- a compulsory sale by a Physician Limited Partner of his or her interests in a Northstar Partnership if necessary to comply with regulatory requirements;
- a change of name of the Northstar Partnership;
- the sale of a redeemed a partnership interest held by an existing Physician Limited Partner to a new Physician Limited Partner;
- the dissolution of the Northstar Partnership; and
- the approval of the annual budget and annual plan.

Notwithstanding any approval process by the Physician Limited Partners regarding a Northstar Partnership's annual budget and annual plan, Northstar GPco has the right and authority, pursuant to the Management and Cost Sharing Agreement, to continue to operate the relevant Northstar ASC in a manner that preserves the business of the Northstar ASC and its goodwill, business relationships and physical plant.

Covenant Not to Compete

Under the Partnership Agreements, during the time that a Physician Limited Partner is a partner of a Northstar Partnership and for two years thereafter, a Physician Limited Partner may not directly or indirectly (other than, with respect to the Kirby Partnership, as an employee of Baylor College of Medicine or Methodist Hospital) own, control, finance or participate in the profits or revenues of any business that engages in competition with such Northstar ASC anywhere within a 20-mile radius of such Northstar ASC; provided, however, that a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility.

In addition, under the Partnership Interests Purchase Agreements, any Physician Limited Partner who is also a seller of partnership interests may not, for a period of five years, directly or indirectly own an interest in a competitive facility.

Continuing Obligations of the Physician Limited Partners

In addition to the covenant not to compete referenced above, each Physician Limited Partner has certain continuing obligations and incentives (and corresponding penalties) under the Partnership Agreement, including:

- the satisfaction of an "Income/Procedures Test", that requires the Physician Limited Partner, in any given 12-month period, to perform at the applicable Northstar ASC at least 75% of the total number of procedures approved to be performed at an ASC that were performed by the Physician Limited Partner during that period;
- the retention of his or her status as a "Qualified Investor" in the relevant Northstar Partnership, which includes complying with applicable laws and regulations and maintaining all licensing, professional credentials and professional liability insurance; and
- the performance of a minimum number of procedures at the Northstar ASC (in the case of Palladium ASC, 75% of his or her volume during the 12-months immediately preceding the Closing Date and, in the case of Kirby ASC, a specified number of procedures, based upon specialty).

Rights to Purchase Partnership Interests of Physician Limited Partners

Upon a breach of the Partnership Agreement by a Physician Limited Partner, all of that Physician Limited Partner's rights under the Partnership Agreement shall terminate and his partnership interests may be redeemed by the

Partnership for $1.00. In addition, the Partnership has the right to purchase the partnership interests of its Physician Limited Partners at net book value upon their death, disability, retirement or bankruptcy. These repurchased partnership interests may then be resold to new surgeons who will be admitted as new Physician Limited Partners with the consent of a majority in interest of the existing Physician Limited Partners, not to be unreasonably withheld, so as to promote the continued viability of the Northstar Partnership with a new generation of surgeons.

Transfer

The Partnership Agreements prohibit the transfer of partnership interests by Physician Limited Partners. No transfer restrictions apply to the partnership interests held by Northstar GPco or Northstar LPco.

Admission of New Physician Limited Partners

Northstar GPco may admit new Physician Limited Partners upon a written vote of a majority in interest of the existing Physician Limited Partners. The admission of a new Physician Limited Partner will dilute the existing Physician Limited Partners on a *pro rata* basis. The partnership interests of Northstar GPco and Northstar LPco in the Northstar Partnerships are not subject to dilution.

Management and Cost Sharing Agreements

Certain management responsibilities for each Northstar Partnership will be carried out on behalf of Northstar GPco by Northstar Acquisitions pursuant to the terms of Management and Cost Sharing Agreements. Under the terms of each Management and Cost Sharing Agreement, Northstar Acquisitions will assist the applicable Northstar Partnership by providing management services, including those relating to budgeting and annual planning, staffing and human resources, policies and procedures, billing and collections, marketing, management information systems, purchasing and insurance. In consideration for providing such services, Northstar Acquisitions will receive a fee equal to 5.5% of the Northstar Partnership's monthly net collected revenues. Each Management and Cost Sharing Agreement will remain in effect with the applicable Northstar Partnership only so long as Northstar Acquisitions has a direct or indirect ownership interest in such Northstar Partnership equal to at least 20%. Either party to a Management and Cost Sharing Agreement may terminate such agreement in the event of a material breach by the other party if such breach is not cured within 60 days, unless the breach is of a nature that cannot be cured within 60 days, in which event each Management and Cost Sharing Agreement shall continue to be in effect so long as the defaulting party continues to make a *bona fide* effort to cure any such default.

GOVERNMENT REGULATION

The healthcare industry is heavily regulated. The Northstar ASCs, as with all ASCs in the United States, are subject to numerous federal, state and local laws, rules and regulations. These laws, rules and regulations relate to the structure, ownership, reimbursement and operation of ASCs and can affect the level or scope of services or procedures provided. The following is a discussion of the principal laws, rules and regulations that will affect the Northstar ASCs.

Licensure and Accreditation

The Northstar ASCs are subject to state and local licensing regulations that primarily address safety and consumer protection ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. Each state determines the specific requirements ASCs must meet for licensure and most state licensure programs require rigorous initial and ongoing inspection and reporting. In Texas, in connection with obtaining the requisite state license, an ASC becomes certified to participate in the federal Medicare and state Medicaid programs. Medicare and Medicaid reimburse ASCs for certain procedures only. Generally, Medicare and Medicaid reimbursement services are limited to elective procedures with short anaesthesia and operating times not requiring an overnight stay. See "—Medicare and Medicaid Participation in ASCs".

ASCs can also seek voluntary accreditation from either the Joint Commission on Accreditation of Healthcare Organizations, the Accreditation Association of Ambulatory Health Centers or the Association for Accreditation of

Ambulatory Surgery Centers. These organizations establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of healthcare facilities.

See "Risk Factors – Risks Related to our Business – Regulation – Licensure and Accreditation".

Medicare and Medicaid Reimbursement

Medicare is a federally-funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low-income persons. In Texas, the Department of Health Services is responsible for both ASC state licensing and Medicare certification and participation in Medicare is required for participation in the state Medicaid program.

To participate in the Medicare program and receive Medicare payments, an ASC must meet certain conditions of coverage under the so-called Part B rules and regulations promulgated by CMS. Among other things, these regulations relate to the type of facility, its governance, medical staff structure, equipment, its professional nursing personnel and its quality and standards of care, as well as compliance with state and local laws and regulations. Medicare certified ASCs are subject to annual onsite surveys to maintain certification and failure to comply with conditions of participation may result in loss of program payment or other governmental sanctions. Management believes that the Northstar ASCs have established ongoing quality assurance activities to monitor and ensure the Northstar ASCs' compliance with these conditions of participation.

Medicare payments for procedures performed at ASCs are not based on costs or reasonable charges. Instead, Medicare prospectively determines fixed payment amounts for procedures performed at ASCs using a grouping of ASC procedures that are tied to levels of reimbursement. These amounts are adjusted for overhead and regional wage variations. To the extent that any such services are provided by the Northstar ASCs, Texas' Medicaid program pays the Northstar ASCs a fixed payment for their services. With respect to services for which reimbursement is sought under Medicare, ASCs are reimbursed under Part B of Medicare.

CMS has proposed substantial changes in reimbursement and coverage to be phased-in beginning in January 2007. These changes will have a net effect of decreasing reimbursement levels but increasing the number of procedures that will be covered. Payments for ASC services will be aligned in proportion to the outpatient prospective payment system ("OPPS") used with hospital-based (as opposed to ASC) outpatient surgery. By January 1, 2008, CMS estimates that the revised ASC rates would be 62% of the corresponding OPPS payment rates, as compared with the estimated 88 to 92% of OPPS rates now existing. Although this is lower than current rates of reimbursement in comparison to the hospital outpatient surgery setting and is generally lower than current rates of reimbursement to ASCs, the cost of providing a particular surgical service at an ASC is generally lower than at a hospital.

Given the significant adverse payment changes for some procedures under the revised payment system, CMS is proposing a two-year transition from the current ASC payment rates to the new payment rates. While the Northstar ASCs receive a relatively small proportion (approximately 1%) of their revenues from Medicare and Medicaid, it should be noted that most third-party payor programs, especially those under managed care or "in-network" contracts, tie their reimbursements to Medicare fee schedules.

A positive development for ASCs generally is that CMS is expanding access to procedures in the ASC setting during the next two years. The new rule adds 14 procedures to the list of surgeries for which Medicare would make a facility payment to ASCs effective January 1, 2007.

The *U.S. Deficit Reduction Act of 2005* requires states to enact laws related to compliance and enforcement of anti-fraud and abuse laws involving the state Medicaid Program. The new requirements apply to any entity that receives or makes annual payments of at least $5,000,000 under a state Medicaid plan. While no Northstar ASC meets this threshold, nor at this time does the collective group of Northstar ASCs meet this threshold, all Medicaid providers are subject to recoupment of monies for improper billing. To date, Texas has not enacted such legislation.

See "Risk Factors – Risks Related to our Business".

Anti-Kickback Laws

Federal Anti-Kickback Statute

The *United States Medicare/Medicaid Fraud and Abuse Anti-Kickback Statute* (the "Anti-Kickback Statute") prohibits "knowingly or wilfully" paying money or providing remuneration of any sort in exchange for federally-funded referrals. Courts have interpreted the Anti-Kickback Statute very broadly. Specifically, the courts have found that the term "remuneration" can include "anything of value in any form whatsoever" and that remuneration is illegal if "any" portion of the remuneration is intended to induce referrals. Because the Physician Limited Partners are in a position to generate referrals to the centres, the distribution of available cash to investors could come under scrutiny under the Anti-Kickback Statute.

The Anti-Kickback Statute applies to any centre that provides services reimbursed by a government program such as Medicare or Medicaid, including ASCs. The Anti-Kickback Statute is applicable to the Northstar ASCs even though Medicare and Medicaid reimbursement represents a small proportion (approximately 1%) of the Northstar Partnerships' net patient service revenues.

The Department of Health and Human Services ("DHHS") has provided guidance for compliance with the Anti-Kickback Statute in physician investments, including the following:

- a party cannot offer more or less shares to a physician based on the physician's referrals to the ASC;
- returns on investment in an ASC must be related to the ownership of shares and may not be related to the number of referrals made by an investor to the ASC;
- each investor must pay fair market value for shares in an ASC;
- subject to safe harbour compliance, the ASC must not provide the ability to redeem an investor based on an investor's failure to bring cases or generate business for the ASC; and
- no party should pay any amount to physicians for services unless such payments are fair market value and such services are unrelated to the volume or value of referrals generated for the ASC.

DHHS has issued regulations containing "safe harbours" to the Anti-Kickback Statute that are specifically applicable to ASCs. These safe harbours are generally narrow, difficult to measure or monitor, and do not cover a wide range of economic relationships which many hospitals, physicians or other healthcare providers consider to be legitimate business arrangements. In addition, the Anti-Kickback Statute contains a "small business" safe harbour. To comply with this safe harbour:

- no more than 40% of the value of the investment interests of each class of investments may be held in the previous fiscal year or previous 12-month period by investors who are in a position to make or influence referrals to, furnish items or services to, or otherwise generate business for, the entity (for purposes of this section, equivalent classes of equity investments may be combined, and equivalent classes of debt instruments may be combined);
- terms offered to passive investors in a position to refer, furnish items or services, or generate business must not be different than terms offered to other passive investors;
- terms offered to an investor in a position to refer, furnish items or services, or generate business must not be related to the previous or expected volume of referrals, items or services furnished, or the amount of business generated from that investor to the entity;
- there must not be a requirement that passive investors make or be in a position to make referrals, furnish items or services, or generate business as a condition for remaining investors;
- the entity or an investor may not market or furnish items or services to passive investors differently than to non-investors;
- no more than 40% of the entity's gross revenues related to the furnishing of healthcare items and services in the prior fiscal year or previous 12 months, may come from referrals or business otherwise generated from investors;
- funds must not be loaned or guaranteed by an entity, another investor or other individual or entity acting on behalf of the entity to an investor in a position to make referrals, furnish items or services, or generate business if the investor uses any part thereof to obtain the investment interest; and
- the return on the investment must be directly proportional to the amount of the capital investment.

As a result of the Issuer's structure, Northstar would not qualify for this "small business" safe harbour. However, failure to satisfy a safe harbour does not imply a violation of the Anti-Kickback Statute.

The Northstar ASCs are not currently in compliance with the safe harbours to the Anti-Kickback Statute because the Northstar ASCs do not meet the narrowly-defined criteria of the safe harbours. Further, management believes that Northstar will not be able to satisfy all of the requirements of a safe harbour in the future. The Northstar ASCs do, however, incorporate key compliance guidelines into their legal documents and operations. While management believes that the Northstar ASCs would have arguments in support of substantial compliance with Medicare rules, in the event of a challenge alleging violations of the Anti-Kickback Statute, no guarantee exists that such allegations could not be successfully brought. The potential success of such allegations would be dependent on the facts and circumstances surrounding the Northstar ASCs and their operations. Violations of the Anti-Kickback Statute can result in both civil and criminal sanctions. In addition to repayment of monies to the government, a violator may face fines and possible exclusion from the Medicare program. Mandatory compliance via a corporate integrity agreement would likely be imposed as a condition of continued participation. In addition, the Northstar ASCs, their Physician Limited Partners or other surgeons that use the ASCs could be subject to sanctions, including loss of professional licenses, exclusion from the Medicare and Medicaid programs and substantial fines and/or imprisonment. Nonetheless, management believes that the Northstar model (where Northstar Acquisitions holds a majority ownership interest in all of the Northstar ASCs and the minority Physician Limited Partners perform all of their surgeries at the Northstar ASCs) is widely used in the healthcare industry.

See "Risk Factors – Risks Related to our Business – Regulation – Anti-Kickback Statute".

State Anti-Kickback Statute and Physician Disclosure Laws

Many states, including Texas, have laws that prohibit payment of kickbacks or other remuneration in return for the referral of patients regardless of payor source. Compliance with federal Anti-Kickback safe harbours is deemed compliance for state law purposes. In the absence of extensive judicial guidance, there can be no assurances that the activities of the Northstar ASCs will be found to be in full compliance with these laws. Non-compliance with these laws could subject the Northstar Partnerships and the Physician Limited Partners to penalties and sanctions and would have a material adverse effect on the venture.

Texas law does not prohibit physician ownership of ASCs or referrals or payments from an ASC in which a physician has an ownership interest if the payment or business arrangement is in compliance with the *Fraud and Abuse Statute* or regulations thereunder. The State of Texas has an illegal remuneration statute (Chapter 102.1 of the *Occupations Code*) that prohibits payment of any kind for referrals to a person licensed, certified or registered by a state health care regulatory agency. However, this law permits any payment, business arrangement, or payment practice permitted under the Anti-Kickback Statute. The Anti-Kickback Statute contains safe harbours that permit referrals by a physician to an ASC in which a physician has an ownership interest.

Texas state law requires a physician to disclose a financial relationship before a referral is made. As long as this disclosure is made, the physician and ASC will not be in violation of the Texas statute. Management is of the view that, if an arrangement is in compliance with the Anti-Kickback Statute and Stark Act, such arrangement should be permissible under Texas state law.

Management believes that the Northstar ASCs will be in substantial compliance with the physician self-referral laws of Texas.

Texas Workers' Compensation

Texas is the only state that allows employers to choose, with few exceptions, whether to provide workers' compensation, (e.g., public employers and employers that enter into a building or construction contract with a governmental entity must provide workers' compensation). In 2005, Texas enacted sweeping reforms to its workers' compensation laws which included shifting oversight of certain program components to the Texas Department of Insurance from the Texas Workforce Commission. Texas workers' compensation plans now resemble group health

insurance plans with limitations on medical necessity, participation and prompt pay rules. Virtually all workers' compensation arrangements in Texas are funded by employers and offered through private health insurance companies and not through any government payor. Many of the issues relating to workers' compensation reimbursement will be similar to those currently faced with private third-party payor arrangements, particularly those involving managed care contracts. The new law requires certification for workers' compensation networks and makes employee participation mandatory when the injured worker's employer chooses a network plan and the worker lives within the network service area. Only doctors who have a certificate of registration on the Texas workers' compensation approved doctor list can serve as a "treating doctor". The new law allows networks to designate the specialty or specialties of doctors that may serve as treating doctors.

False Claims Legislation

Under the *United States Criminal False Claims* Act, (the "False Claims Act") individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. The False Claims Act, which has a relatively long statute of limitations set out in section 3.73(b) of the U.S. Code, defines "knowingly" to include not only actual knowledge of a claim's falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Violations of the False Claims Act can result in both criminal sanctions (including fines and imprisonment) and civil penalties, as well as exclusion from Medicare or Medicaid programs. Claims filed with private insurers can also lead to federal false claims liability including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes.

The U.S. federal government has accused an increasing number of healthcare providers of violating the False Claims Act. Specifically, it has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant merely should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The U.S. federal government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care was substandard. Management believes that the Northstar ASCs are in compliance with the False Claims Act.

See "Risk Factors – Risks Related to our Business – Regulation – False Claims Legislation".

Patient Records and Confidentiality of Protected Health Information (HIPAA)

In 1996, Congress enacted the *Health Insurance Portability and Accountability Act* ("HIPAA"). HIPAA mandates an extensive set of "administrative simplification" regulations designed to streamline the electronic transmission of health claims and protect the privacy and security of patient health information. The portions of HIPAA that will have the greatest effect on the Northstar ASCs are those regulations relating to uniform standards for electronic healthcare transactions, security and privacy.

The HIPAA regulations require all healthcare providers, healthcare clearinghouses and health plans who submit electronic transactions to do so in a nationally standardized format. This promotes uniformity in claims and other electronic data communications between payors and providers.

Federal privacy regulations issued pursuant to HIPAA require healthcare providers to protect the confidentiality of patient health information in any form, including electronically stored or transmitted information. The HIPAA privacy regulations require patient authorization for many uses and disclosures of health information and contain administrative requirements designed to ensure that covered entities exercise prudent privacy practices. For example, HIPAA requires that covered entities maintain detailed records of all disclosures of a patient's data, and make these records available to the patient upon his or her request; develop and adhere to strict privacy policies and furnish privacy notices to patients, provide privacy training for all employees, implement physical, technical, and administrative safeguards to prevent intentional or accidental misuse of health information, and designate a "privacy officer" to oversee implementation of these requirements. A covered entity may disclose protected health information to a business associate and may allow a business associate to create or receive protected health information on its behalf only if the parties execute a written agreement setting forth requirements on the use, disclosure and protection of such protected health information, and the handling of such information upon termination of the contract. Covered entities are not liable for the privacy violations of business associates as long as the covered entities comply with their obligations under HIPAA. The Northstar ASCs

require business associates to enter into a written agreement in compliance with the federal privacy regulations to protect the Northstar ASCs from potential liability for a violation by their business associates.

Violations of HIPAA's many detailed requirements can result in the imposition of civil money penalties or, for knowing and wilful violations, criminal sanctions including fines and imprisonment. In addition, a covered healthcare entity can be held responsible for violations of HIPAA by any organization to whom it discloses information, even if the original disclosure was permitted.

Management believes that the ASCs have appropriate HIPAA policies and procedures in place. Each ASC has a privacy officer who has overseen the implementation of mechanisms to allow employees to report questionable practices or ask questions regarding HIPAA compliance.

See "Risk Factors – Risks Related to our Business – Regulation – HIPAA".

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services. In the current situation, the Northstar ASCs intend to take no action that could be characterized as being in violation of such statutes. The Northstar ASCs have policies to forbid exclusive dealing, tying, and monopolization or price fixing arrangements. Moreover, the Northstar ASCs will not discourage the use of any other provider's facility or health plan and will not require the use of the Northstar ASCs to the exclusion of other sites. See "Risk Factors – Risks Related to our Business – Regulation – Antitrust".

The Stark Act

The U.S. federal physician self-referral law, commonly referred to as the Stark Act, prohibits a physician from making a referral for certain "designated health services" to an entity if the physician or a member of the physician's immediate family has a financial relationship with the entity. A financial relationship is defined to include ownership or investment in, or a compensation relationship with, an entity. The Stark Act also prohibits an entity receiving a prohibited referral from billing the Medicare or Medicaid programs for any services rendered to the patient. The Stark Act contains certain exceptions, which protect parties from liability under the Stark Act if the parties comply with the requirements of the exceptions. The sanctions under the Stark Act include denial and refund of payments, civil monetary penalties and exclusion from the Medicare and Medicaid programs.

The Northstar ASCs are not subject to the Stark Act because they do not furnish and bill separately for "designated health services". Under the Stark Act, "designated health services" include clinical laboratory services, physical therapy services; occupational therapy and speech-related language pathology services; radiology and other imaging services; radiation therapy; the provision of durable medical equipment and supplies; the provision of parenteral and enteral nutrients, the provision of equipment and supplies; the provision of prosthetics, orthotics and prosthetic devices and supplies; home health services; and outpatient prescription drugs; inpatient and outpatient hospital services. CMS has taken the position that ASC procedures performed in an independent ambulatory surgery centre are not designated health services. In addition, CMS has clarified that services that would otherwise constitute designated health services under the Stark Act, but that are paid by Medicare as part of a composite payment for a group of services as a separate benefit (for example, the ambulatory surgical centre rate), are not designated health services for purposes of the Stark Act prohibitions. No separate charge may be made for such designated health services that are performed as part of the ambulatory surgical procedure.

Corporate Practice of Medicine

Many states, including Texas, prohibit non-physicians from engaging in the practice of medicine. In certain states this prohibits a business corporation from employing a physician. Other states interpret the "practice of medicine" broadly to include decisions that impact the practice of medicine, even where the physician is not employed by the corporation and the corporation exercises no discretion with respect to the diagnosis or treatment of patients.

Management's standard practice is to avoid the exercise of any responsibility on behalf of the surgeons that use the Northstar ASCs that could be construed as affecting the practice of medicine. Accordingly, management believes

that it will be in compliance with applicable state laws relating to the corporate practice of medicine. However, because such laws have been subjected to only limited judicial and regulatory interpretation, no assurance can be given that, if challenged, the Northstar ASCs will be adjudicated to be in compliance.

Other Regulations

ASCs are subject to many other rules regulating waste disposal, laboratory services and occupational safety and health, many of which are incorporated into the licensing and accreditation standards. Management believes that the operations of the Northstar ASCs have been in substantial compliance with the terms of these laws and that no liabilities exist that could reasonably be expected to have a material adverse effect on Northstar's business or financial condition.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before making an investment decision. The risks described below are not the only ones facing Northstar and holders of the Common Shares. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations or have an adverse effect on us.

Our business, results of operations, cash flows or prospects, financial condition, revenues or profitability could be materially adversely affected by any of these risks and uncertainties. The trading price of the Common Shares could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See "Forward Looking Statements".

Risks Related to our Business

We are subject to general business risks in the ASC industry

We will be subject to general business risks inherent in the ASC industry, including changing surgeon and patient preferences, the inability to collect a profitable level of fees, increases in labour costs and other operating costs, possible future changes in labour relations, competition from or the oversupply of other similar surgical facilities, changes in neighbourhood or location conditions and general economic conditions, health related risks, disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing. Moreover, there is no assurance that the performance achieved to date at the Northstar ASCs and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect our business, results of operations and financial condition.

We depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs

We are dependent on private and, to a lesser extent, governmental third-party sources of payment for the procedures performed in our ASCs. Our competitive position has been, and will continue to be, affected by reimbursement initiatives undertaken by third-party payors, including insurance companies, and, to a lesser extent, employers, and Medicare and Medicaid.

As an increasing percentage of patients become subject to healthcare coverage arrangements with managed care payors, our success may depend in part on our ability to negotiate favourable contracts on behalf of our facilities with managed care organizations, employer groups and other private third-party payors. There can be no assurances that we will be able to enter into these arrangements on satisfactory terms in the future. Also, to the extent that our ASCs have managed care contracts currently in place, there can be no assurance that such contracts will be renewed or the rates of reimbursement held at current levels.

Managed care plans often set their reimbursement rates based on Medicare and Medicaid rates and consequently, although only a small portion of our revenues are from Medicare and Medicaid, the rates established by these payors may influence our revenues from private payors.

As with most government reimbursement programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect our revenues and results of operations. CMS has recently introduced substantial changes to reimbursement and coverage with the phase-in beginning in January 2007. As a result, reimbursement levels are decreasing but coverage is being expanded. See "Government Regulation – Medicare and Medicaid Reimbursement".

Our operating margins may continue to be under pressure as a result of changes in payor mix and growth in operating expenses in excess of increases in payments by third-party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients and residents is limited. This could have a material adverse effect on our business, operating results and financial condition.

We depend on our surgeons and other key personnel

Our success depends, in part, on our ability to attract and retain quality surgeons. There can be no assurance that we can continue to attract high quality surgeons, facility staff and technical staff to our ASCs. In addition, notwithstanding contractual commitments given by certain of our surgeons who are selling Physicians Limited Partners under the Partnership Interests Purchase Agreements to maintain certain specified volume levels, there can be no assurances that our current surgeons will continue to practice at our ASCs at their current levels, if at all. An inability to attract and retain surgeons may adversely affect our business, results of operations and financial condition.

Our success will also depend on the efforts and abilities of our management, as well as our ability to attract additional qualified personnel to manage operations and future growth. Although we have entered into employment agreements with certain of our key employees, we cannot be certain that any of these employees will not voluntarily terminate their employment. Also, at this time, we do not maintain any key employee life insurance policies on any management personnel or Physician Limited Partners, but may do so in the future. The loss of a member of management, other key employee, Physician Limited Partners or other surgeons who use our ASCs could have an adverse effect on our business, operating results and financial condition.

Our business is not diversified

Presently, our only business is the ownership and operation of the two Northstar ASCs and the management of the Managed Centres. Therefore, we are entirely dependent on the success of these ASCs for all of our revenues. Investors will not have the benefit of further diversification of operations or risk until such time, if ever, that we acquire or develop additional ASCs, manage additional ASCs, or undertake other related business opportunities.

In addition, the Northstar ASCs and the Managed Centres are located in Texas. As a result of this concentration, we are particularly susceptible to downturns in the local and regional economy, changes in local or state regulation, or to reductions in Texas' Medicaid and/or Medicare payments to healthcare providers.

We face significant competition from other healthcare providers

We will compete with other ASCs and hospitals for patients, physicians, nurses and technical staff. Some of our competitors have long-standing and well-established relationships with physicians and third-party payors in the community. Some of our competitors are also significantly larger than us, may have access to greater marketing, financial and other resources and may be better known in the general community. The competition among ASCs and hospitals for physicians and patients has intensified in recent years. Some hospitals have imposed restrictions on the credentials of their medical staff (called conflict of interest credentialing) where these physicians hold an ownership in a competing ASC. The Northstar ASCs will face competition from other ASCs and from hospitals that perform similar outpatient services, both inside and outside of the Northstar ASCs' primary service areas. Further, some traditional hospitals have recently begun forming joint ventures with surgeons whereby the hospital manages and the hospital and surgeons jointly own the ASC. Patients may travel to other facilities for a variety of reasons. These reasons include physician referrals or the need for services the Northstar ASCs do not offer. Patients and their physicians who seek services from these other facilities may subsequently shift their preferences to those facilities and away from the Northstar ASCs.

Some of these competing facilities offer a broader array of outpatient surgery services than those available at the Northstar ASCs. In addition, some of the Northstar ASCs' direct competitors are owned by non-profit or governmental

entities, which may be supported by endowments and charitable contributions or by public or governmental support. These hospitals can make capital expenditures without paying sales tax, may hold the property without paying property taxes and may pay for the equipment out of earnings not burdened by income taxes. This competitive advantage may affect the Northstar ASCs' inability to compete effectively with these non-profit or governmental entities.

There are several large, publicly traded companies, divisions or subsidiaries of large publicly held companies, and several private companies that develop and acquire multi-specialty ASCs, and these companies may compete with us in the acquisition of additional ASCs. Further, many surgeon groups develop ASCs without a corporate partner, using consultants who typically perform these services for a fee and who may take a small equity interest in the ongoing operations of an ASC. We can give no assurances that we can compete effectively in these areas.

If we are unable to compete effectively to recruit new physicians, attract patients, enter into arrangements with managed care payors or acquire new ASCs, our ability to implement our growth strategies successfully could be impaired. This may have an adverse effect on our business, results of operations and financial condition.

Regulation

The Northstar ASCs are subject to numerous federal, state and local laws, rules and regulations. See "Government Regulation". Regulations that may have the most significant affect on our business are:

Licensure and Accreditation

Healthcare facilities, such as the Northstar ASCs, are subject to professional and private licensing, certification and accreditation requirements. See "Government Regulation – Licensing and Accreditation". These include, but are not limited to, requirements imposed by Medicare, Medicaid, state licensing authorities, voluntary accrediting organizations and third-party private payors. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Northstar ASCs that could be burdensome and expensive. We believe that the Northstar ASCs are currently in material compliance with all applicable licensing, certification and accreditation requirements. However, the applicable standards may change in the future. There can be no assurance that each of the Northstar ASCs will be able to maintain all necessary licenses or certifications in good standing or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations in good standing, or the expenditure of substantial funds to maintain them, could have an adverse effect on our business, results of operations and financial condition.

In addition, in order to perform medical and surgical procedures in Texas, physicians must be licensed by the Texas Medical Board. Professional nurses and technical staff must also be licensed under state law. There can be no assurance that any particular physician, nurse or technical staff member who has medical staff privileges at the Northstar ASCs will not have his or her licence suspended or revoked by the Texas Medical Board or be sanctioned by the Department of Health and Human Services ("DHHS"), Office of Inspector General ("OIG"), for violations of federal Medicare laws. If a licence is suspended or revoked, or if such physician, nurse or technical staff member is sanctioned by the OIG and excluded from the Medicare program, such physician, nurse or technical staff member may not be able to perform surgical procedures at the Northstar ASCs, which may have an adverse affect on our operations and business.

Anti-Kickback Statute

The Anti-Kickback Statute prohibits "knowingly or wilfully" paying money or providing remuneration of any sort in exchange for federally-funded referrals. While the DHHS has issued regulations containing "safe harbours" to the Anti-Kickback Statute, including those specifically applicable to ASCs, our operations and arrangements do not comply with all of the requirements. As we do not have the benefit of the safe harbours, we are not immune from government review or prosecution. However, we believe that the business operations of the Northstar ASCs are structured to substantially comply with applicable anti-kickback laws. To the extent safe harbour protection is not available, the agreements governing the structure and operations of the Northstar ASCs include provisions to mitigate against alleged kickbacks or other inducements. See "Government Regulation – Anti-Kickback Laws".

Violations of the Anti-Kickback Statute can result in both civil and criminal sanctions. In addition to repayment of monies to the government, a violator may face fines and possible exclusion from the Medicare program. Additionally,

there can be no assurance that other anti-kickback laws or regulations will not be enacted in the future that could have a material adverse effect on the Northstar ASCs.

False Claims Legislation

Under the False Claims Act, individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. While the Northstar ASCs have a compliance program and policies to create a corporate culture of compliance with these laws, failure to comply could result in monetary penalties (up to three times the amount of damages), fines and/or imprisonment, which could have an adverse effect our business, results of operations and financial condition. See "Government Regulation – False Claims Legislation".

HIPAA

Our ASCs are subject to HIPAA, which mandates industry standards for the exchange of electronic health information. See "Government Regulation – Patient Records and Confidentiality of Protected Health Information (HIPAA)". While we believe that we have implemented systems to bring us into material compliance with HIPAA, we cannot ensure that the business associates to whom we provide information will comply with HIPAA standards. In addition, we cannot guarantee compliance or estimate the cost of compliance with standards of implementation that have not yet been finalised. If we, for whatever reasons, fail to comply with these standards, or any state statute that governs an individual's right to privacy that are not pre-empted by HIPAA, we could be subject to criminal penalties and civil sanctions, which could have an adverse effect on our business, financial condition and results of operations.

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services. See "Government Regulation – Antitrust".

Notwithstanding the Northstar Partnerships' efforts to aggressively and fully comply with all antitrust laws, a significant amount of ambiguity exists with respect to the application of these laws to healthcare activities. Thus, no assurance can be provided that an enforcement action or judicial proceeding will not be brought against the Northstar ASCs or that the ASCs will not be liable for substantial penalties, fines and legal expenses and the investors may sustain a partial or complete loss of value of their investment in the Northstar Partnerships.

Other Regulations

In addition to the regulatory initiatives described above, healthcare facilities, including the Northstar ASCs, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that may affect their operations, facilities, and properties. Violations of these laws could subject us to civil penalties and fines for not investigating and remedying any contamination by hazardous substances, as well as other liability from third parties.

Typical healthcare facility operations include the handling, use, storage, transportation, disposal and discharge of hazardous, infectious, toxic, radioactive, flammable, and other hazardous materials, wastes, pollutants, or contaminants. Although we believe the Northstar ASCs are currently in material compliance with all applicable environmental laws and regulations, and expect such compliance will continue in the future, there can be no assurance that the Northstar ASCs will not violate the requirements of one or more of these laws or that we will not have to expend significant amounts to remediate or ensure compliance.

We may be unable to implement our organic growth strategy

Future growth will place increased demands on our management, operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management attention. To accommodate our anticipated future growth, and to compete effectively, we will need to continue to

implement and improve our management, operational, financial and information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to implement and improve our management, operational, financial and information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth. We can give you no assurances that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that our financial resources and management attention on the expansion of our operations will not adversely affect our business, result of operations and financial condition.

We may be unable to implement our acquisition strategy

Our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition transactions. We may encounter numerous business risks in acquiring additional ASCs, and may have difficulty operating and integrating these ASCs. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our investment. If we are not able to execute our acquisition strategy, our ability to increase revenues and earnings through external growth will be impaired.

In addition, we will need capital to acquire other centres, acquire, integrate, operate and expand the Northstar ASCs. We may finance future acquisition and development projects through debt or equity financings and may use Common Shares for all or a portion of the consideration to be paid in future acquisitions. To the extent that we undertake these financings or use Common Shares as consideration, our shareholders may experience future ownership dilution. To the extent debt is incurred, we may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. In the event that our Common Shares do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our Common Shares as all or part of the consideration, we may be required to use more of our cash resources, if available, or to rely solely on additional financing arrangements to pursue our acquisition and development strategy. However, we may not have sufficient capital resources or be able to obtain financing on terms acceptable to us for our acquisition and development strategy, which would limit our growth. Without sufficient capital resources to implement this strategy, our future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to us.

We may incur unexpected, material liabilities as a result of acquiring ASCs

Although we have obtained indemnification from the sellers under the Partnership Interests Purchase Agreements covering unknown or contingent liabilities, and although we intend to conduct due diligence on any future acquisition, we may inadvertently invest in ASCs that have material liabilities, arising from, for example, the failure to comply with government regulations or other past activities. Although the Northstar ASCs will have the benefit of professional and general liability insurance, we do not currently maintain and are unlikely to acquire insurance specifically covering every unknown or contingent liability that may have occurred prior to our investment in the Northstar ASCs, particularly those involving prior civil or criminal misconduct (for which there is no insurance). Incurring such liabilities as a result of future acquisitions could have an adverse effect on our business, operations and financial condition.

As a healthcare provider, we are subject to professional liability claims both directly and vicariously through the malpractice of members of our medical staff

As a healthcare facility, each Northstar ASC has direct responsibility and legal liability for the standard of care provided in its facility by its staff. The Northstar ASCs have legal responsibility for the physical environment and appropriate operation of equipment used during surgical procedures. In addition, each Northstar ASC has vicarious liability for the negligence of its credentialed medical staff under circumstances where it either knew or should have known of a problem leading to a patient injury. The physicians credentialed by the Northstar ASCs will be involved in the delivery of healthcare services to the public and will be exposed to the risk of professional liability claims. Although the Northstar ASCs will neither control the practice of medicine by physicians nor have responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and their services, as a result of the relationship between each Northstar ASC and the physicians providing services to patients in the Northstar ASCs, Northstar's other subsidiaries or even Northstar may become subject to medical malpractice claims under various legal theories. Claims of this nature, if successful, could result in damage awards to the claimants in excess of

the limits of available insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Northstar ASCs will maintain and will require the physicians on the medical staff of the Northstar ASCs to maintain liability insurance in amounts and coverages believed to be adequate, presently $200,000 per claim to an aggregate of $600,000 per year.

In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the cost of malpractice insurance because of the reduction in malpractice claims. However, there can be no assurances that this trend will continue into the future.

Most malpractice liability insurance policies do not extend coverage for punitive damages. While extremely rare in the medical area, punitive damages are those damages assessed by a jury with the intent to "punish" a tortfeasor rather than pay for a material loss resulting from the alleged injury. We cannot assure you that we will not incur liability for punitive damage awards even where adequate insurance limits are maintained. We also believe that there has been, and will continue to be, an increase in governmental investigations of physician-owned facilities, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Investigation activity by private third-party payors has also increased with, in some cases, intervention by the states' attorneys general. Also possible are potential non-covered claims, or "*qui tam*" or "whistle blower" suits. Although exposure to qui tam lawsuits is minimal since Medicare and Medicaid comprises less than 1% of our revenue and an even smaller percentage of our profit, many plaintiffs' lawyers' have refocused their practices on "whistle blower" lawsuits given the reduction in awards from medical malpractice claims. These whistle blower lawsuits are based on alleged violations of government law related to billing practice and kickbacks. Under federal Medicare law, these whistle blowers are entitled to receive a percentage of recoveries made if the federal government takes on the case. However, a whistle blower may pursue direct action against the healthcare entity under the applicable statutes and seek recoveries without federal government intervention. Many malpractice carriers will not insure for violations of the law although they may cover the cost of defense. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition. In this regard, Northstar notes that the billing practices of one of its facilities were investigated in 2006 based upon a complaint with the CMS finding no basis to take any action, and with the complaint being dismissed.

The Northstar ASCs may, in the ordinary course of their business, be subject to litigation claims. In particular, the Northstar ASCs can be subject to claims, among others, relating to actions of medical personnel performing services at the Northstar ASCs. Historically, the Northstar ASCs have been able to obtain what we believe is adequate insurance to cover these risks. However, the cost of this insurance may increase and there can be no assurance that we will be able to obtain adequate insurance against medical liability claims in the future on economically reasonable terms, or at all. In addition, claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. If the insurance that we have in place from time to time is not sufficient to cover claims that are made, the resulting shortfall could have a material adverse affect on our business and operations.

The Northstar ASCs' insurance coverages might not cover all claims against them or be available at a reasonable cost, if at all. If the Northstar ASCs are unable to maintain insurance coverage, if judgments are obtained in excess of the coverage the Northstar ASCs maintain, or if the Northstar ASCs are required to pay uninsured punitive damages or pay fines under "*qui tam*" lawsuits, the Northstar ASCs would be exposed to substantial additional liabilities. Northstar cannot assure that each Northstar ASC will be able to maintain insurance coverage at a reasonable premium, or at all, that coverage will be adequate to satisfy adverse determinations against the Northstar ASCs, or that the number of claims will not increase.

We rely on technology

The medical technology used in our ASCs is ever changing and represents a significant cost of doing business. There can be no assurance that the equipment purchased or leased by our ASCs will not be enhanced or rendered obsolete by advances in medical technology, or that our ASCs will be able to finance or lease additional equipment necessary to remain competitive should its medical staff physicians request such modern equipment or its existing equipment become obsolete. This could have an adverse effect on our business, operations and financial condition.

We will be subject to rising costs

The costs of providing our services have been rising and are expected to continue to rise at a rate higher than that anticipated for consumer goods as a whole. Our business, operating results or financial condition could be adversely affected if we are unable to implement annual private pay increases due to market conditions, otherwise increase our revenues or, to a lesser extent, if reimbursement rates from Medicaid and Medicare sources are not adjusted to cover increases in labour and other costs.

We depend on referrals

Our success, in large part, is dependent upon referrals to our surgeons from other physicians, systems, health plans and others in the communities in which we operate, and upon our medical staff's ability to maintain good relations with these referral sources. Surgeons who use our ASCs and those who refer patients are generally not our employees and, in many cases, most physicians have admitting privileges at other hospitals and (subject to any non-competition arrangements that may have been entered into in connection with the Partnership Agreements) may refer patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with our surgeons and their referral sources, the number of procedures performed at our ASCs may decrease and cause revenues to decline. This could adversely affect our business, results of operations and financial condition.

We may be subject to changes in current law or the enactment of future legislation

In recent years, a variety of legislative and regulatory initiatives have occurred on both the federal and state levels concerning physician ownership of healthcare entities to which physicians refer patients, third-party payment programs and other regulatory matters concerning ASCs. It is not possible to predict what federal or state initiatives, if any, may be adopted in the future or how such changes might affect us. If a federal or state agency asserts a different position or enacts new legislation regarding ASCs, we may experience a significant reduction in our revenues, be excluded from participation in third-party payor programs, or be subject to future civil and criminal penalties.

We may face a shortage of nurses

The United States is currently experiencing a shortage of nursing staff. The failure of the Northstar ASCs to hire and retain qualified nurses could have a material adverse effect on our business operations and financial condition.

Risks Related to the Structure of the Issuer and this Offering

Our ability to pay dividends is dependent on Northstar Acquisitions, which ultimately is dependent upon the Northstar ASCs for all cash available for dividends

We are a holding company with no assets of our own and are wholly dependent on the operations and assets of the Northstar Partnerships through our indirect ownership of interests in Northstar Acquisitions. The payment of cash dividends to holders of Common Shares will be dependent on the ability of Northstar Acquisitions to make distributions directly and indirectly to us, which in turn is dependent on the ability of the Northstar Partnerships to make distributions indirectly to Northstar Acquisitions. The actual amount of cash available to be paid out in the form of dividends to holders of Common Shares will depend upon numerous factors relating to the each of the Northstar ASCs, including profitability, changes in revenues, fluctuations in working capital, the sustainability of EBITDA margins, capital expenditure levels, applicable laws and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Northstar Partnerships indirectly to Northstar Acquisitions will reduce the amount of cash available for us to pay dividends to holders of Common Shares. As a result, our cash dividends are not guaranteed and will fluctuate with the performance of the Northstar ASCs.

We will not have control of the day-to-day medical affairs and certain other affairs of the Northstar ASCs

Northstar Subco will have a 55% indirect ownership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect ownership interest in the Kirby Partnership. We will exercise our control of each Northstar ASC through our contractual rights (see "The Northstar Partnerships – Partnership Agreements"). Although we will indirectly manage the day to-day-business affairs of each Northstar ASC under a management agreement, we will only have the right to attend and observe at meetings of each Northstar ASC's Medical Board. As such, we will not have the ability to direct day-to-day medical affairs of the Northstar ASCs, but

rather only its business and commercial affairs, all as set forth in the Partnership Agreements. In addition, certain actions by the Northstar Partnerships are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners, including the approval of the annual budget and annual plan (subject to the right of Northstar GPco to continue to operate the Northstar ASCs in a manner that preserves its business and goodwill, business relationships and physical plant). See "The Northstar Partnerships – Partnership Agreements – Majority Physician Vote".

Distribution of all available cash may restrict potential growth of us and the Northstar ASCs

The payout by the Northstar Partnerships of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of each Northstar ASC and its cash flow. In addition, we may be precluded from pursuing otherwise attractive acquisitions because they may not be accretive to us on a short-term basis.

Payment of dividends is not guaranteed

Notwithstanding the fact that the board of managers or directors of each of Northstar Acquisitions and the Issuer are at this time intended to be the same, the Issuer or Northstar may alter, in their respective discretion, the existing dividend policy to the owners of the Common Shares. Future distributions and dividends from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of managers or directors of each of Northstar Acquisitions and the Issuer may deem relevant. The management of these entities may decrease the level of distributions provided for in their existing distribution policies or entirely discontinue distributions.

Exchange rate fluctuations may impact the amount of cash available to be paid out as dividends

Our dividends to holders of Common Shares will be denominated in Canadian dollars; however, all of the revenues and expenses of the Northstar ASCs and Northstar Acquisitions, together with distributions received by us from Northstar Holdco and Northstar Acquisitions and by Northstar Acquisitions from the Northstar Partnerships will be denominated in U.S. dollars. As a result, we will be exposed to currency exchange rate risks. Although we intend to directly or indirectly enter into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions do not fully protect against this risk, a change in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on our ability to maintain a consistent level of dividends in Canadian dollars. In addition, gains realized by us under such hedging arrangements may give rise to taxable income for Canadian tax purposes. Any tax liability arising from such hedging arrangements could have a material adverse effect on our ability to maintain a consistent level of dividends.

Substantial indebtedness could negatively impact our business

Although neither the Issuer nor its subsidiaries are expected to have any outstanding debt or financing or operating leases (other than leases on their real estate facilities) immediately following completion of this Offering, in the future we may incur debt (including under the Revolver) or leases which are the equivalent of debt. Such leverage on a consolidated basis could have important consequence to the holders of Common Shares, including:

- the future ability of the Issuer, Northstar Acquisitions and the Northstar ASCs to obtain additional and further financing for working capital, capital expenditures or other purposes may be limited;
- the ability of the Issuer or the Northstar ASCs to refinance indebtedness on terms acceptable to the Issuer or at all;
- the likely dedication of a significant portion of our cash flow from operations (on a consolidated basis) to the payment of the principal of and interest on the Issuer's or any of its subsidiaries' indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Issuer's Common Shares; and
- the potential vulnerability of the Northstar ASCs to economic downturns and ability to withstand competitive pressures.

In addition, the financial covenants under the Repurchase Agreement may limit our ability to incur indebtedness.

Future issuances of common shares could result in dilution

Our articles of incorporation authorize the issuance of an unlimited number of Common Shares on terms that the board of directors, without approval of any shareholders, establishes. We may issue additional Common Shares in the future in connection with a future financing or acquisition. The issuance of additional Common Shares may dilute an investor's investment in us.

Limitations on enforcement of certain civil judgments by Canadian investors

Northstar Acquisitions, Northstar Subco, Northstar Holdco and Ventures are organized under the laws of the State of Delaware and each Northstar Partnership is formed under the laws of the State of Texas. All of the assets of the Northstar ASCs are located outside of Canada and certain of the directors and officers, as well as certain of the experts named in this prospectus, are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures or any of the Northstar Partnerships or their respective directors, officers and experts who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws. Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures and each Northstar Partnership have been advised by counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgements of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws. In addition, each Northstar Partnership will agree to indemnify us for breaches of representations and warranties given by them under the Partnership Interests Purchase Agreement. However, the indemnification obligations are limited as described under "Partnership Interests Purchase Agreement" and accordingly we may not be able to recover the full amount of any losses or damages suffered by it as a result of such breach to the detriment of the Issuer and ultimately holders of Common Shares of the Issuer. Finally, there can be no assurance that the Northstar Partnerships will have sufficient assets to satisfy any indemnification liability.

We are subject to Canadian tax laws

The income of the Issuer and its related entities must be computed in accordance with Canadian and foreign tax laws, as applicable, and the Issuer is subject to Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof or the administrative and assessing practices and policies of the Canada Revenue Agency and the Department of Finance (Canada) will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Issuer, reducing the amount available to pay dividends to the holders of the Common Shares.

There can be no assurance that the taxation authorities will not seek to challenge certain tax positions taken by the Issuer and its related entities. In particular, the Issuer will be required to include in calculating its income all dividends paid to it on the Acquisitions Class A Units and the common shares of Northstar Holdco held by the Issuer. The Issuer should also be entitled to a deduction equal to the amount of such dividends derived by Northstar Subco or Northstar Holdco from the ongoing operations of the Northstar Partnerships. The net result of this income inclusion and corresponding deduction is that the Issuer should not be taxable on such dividends received from Northstar Subco and Northstar Holdco. If this deduction were denied, however, the Issuer would be subject to Canadian corporate income tax on these dividends, which could have a material adverse effect on the amount of cash available for the Issuer to distribute to its shareholders. The Issuer has received an opinion of counsel that such dividends received from Northstar Subco and Northstar Holdco should be deductible to the Issuer.

Because the Acquisitions Class A Units are denominated in U.S. dollars, the Canadian tax liability (if any) arising on a disposition of such units by the Issuer (pursuant to the Repurchase Agreement or otherwise) will be affected by the fluctuations in the currency exchange rate for Canadian and U.S. dollars. Any Canadian tax liability arising on a disposition of the Acquisitions Class A Units could have a material adverse effect on the amount of cash available for distribution by the Issuer to its shareholders at that time.

We are subject to U.S. tax laws

U.S. Tax Risks

There can be no assurance that United States federal income tax laws and Internal Revenue Service and Department of the Treasury administrative and legislative policies respecting the United States federal income tax

consequences described herein will not be changed in a manner that adversely affects the holders of the Common Shares. In particular, any such change could increase the amount of tax payable by Northstar Holdco, reducing the amount of distributions which the Issuer would otherwise receive and thereby reducing the cash available for distribution to holders of the Common Shares.

The Issuer and the Underwriters will receive opinions determining that, for United States federal income tax purposes, (i) the transactions herein whereby the Acquisitions Class A Units are sold pursuant to the Repurchase Agreement, when considered together with the terms of the Guaranty, should be treated as a financing transaction (the "Financing Transaction") with Northstar Holdco as the borrower and the Issuer as the lender, and (ii) the dividend payments made on the Acquisitions Class A Units should be treated as an interest expense of Northstar Holdco.

There is a risk that the Financing Transaction could be treated for United States federal income tax purposes as equity rather than debt, in which case the otherwise deductible deemed interest paid in the form of dividends on the Acquisitions Class A Units, would be treated, in effect, as non-deductible distributions. In addition, even if the Financing Transaction is characterized as debt, there is a risk that the interest rate may be found to be in excess of an arm's length rate. In such event, the excess amount of interest over an arm's length amount would be recharacterized as non-deductible distributions. Northstar Holdco's inability to deduct all or a portion of the deemed interest paid in the form of dividends on the Acquisitions Class A Units could materially increase its taxable income and thus, its United States federal income tax liabilities. This would reduce Northstar Holdco's after-tax income available for distribution. No Internal Revenue Service ruling has been requested as to whether the Financing Transaction should be treated for United States federal income tax purposes as debt.

In general, Code section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from United States tax in years that: (i) the debt-to-equity ratio of the United States corporate taxpayer exceeds 1.5 to 1 (based on the tax basis of assets), and (ii) the corporation's net interest expense (*i.e.*, the excess of interest expense over interest income) exceeds 50% of "adjusted taxable income". Adjusted taxable income is generally defined as the corporation's taxable income before net interest expense, depreciation, and amortization. For purposes of Code section 163(j), a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value.

The above rules under Code section 163(j) may limit Northstar Holdco's ability to deduct the deemed interest paid in the form of dividends on the Acquisitions Class A Units. In addition, there can be no assurance that future changes to United States federal income tax provisions will not otherwise restrict or eliminate the ability of Northstar Holdco to claim a deduction for United States federal income tax purposes for deemed interest paid in the form of dividends on the Acquisitions Class A Units. An additional restriction on or elimination of the ability of Northstar Holdco to claim deductions for deemed interest payments made in the form of dividends on the Acquisitions Class A Units could increase Northstar Holdco's United States federal income tax liability, which would reduce the amount of the distributions which the Issuer would otherwise receive and thereby have an adverse effect on the cash available for distribution to holders of the Common Shares.

Northstar Holdco will be entitled to deduct amounts on account of the amortization of goodwill arising from its indirect investment in the Northstar Partnerships. This goodwill will be amortized for U.S. federal income tax purposes over a 15 year period. Once this 15 year period has expired, Northstar Holdco will no longer be entitled to these deductions. Accordingly, at that time, Northstar Holdco's U.S. federal income tax liability could increase as compared to previous years. Any such increased U.S. federal income tax liability could reduce the amount of distributions which the Issuer would otherwise receive, thereby reducing the cash available for distribution to holders of the Common Shares.

Refinancing Risk

Northstar Holdco is obligated to repurchase the Acquisitions Class A Units from the Issuer on the twelfth anniversary of Closing pursuant to the Repurchase Agreement. Once Northstar Holdco has repurchased the Acquisitions Class A Units, the dividends paid on the Acquisitions Class A Units will no longer be considered an interest expense for United States federal income tax purposes. While Northstar Holdco may seek to finance the repurchase obligation in a way that creates additional interest expense, this remains uncertain. Moreover, any such refinancing would be on terms determined with reference to Northstar Holdco's financial circumstances and the prevailing market conditions at that time. Any such refinancing could result in interest expense at rates and in amounts that differ materially from those deducted in accordance with the Repurchase Agreement.

Accordingly, once Northstar Holdco repurchases the Acquisition Class A Units pursuant to the Repurchase Agreement, the amount of interest deductions that Northstar Holdco may be entitled to claim may be materially less than in previous years, and US Holdco may be required to pay a greater amount of United States federal income tax. Any such increased United States federal income tax liability arising on the repurchase of the Acquisitions Class A Units could reduce the amount of distributions which the Issuer would otherwise receive, thereby reducing the cash available to pay dividends to holders of the Common Shares.

The non-solicitation and non-competition agreements of the Physician Limited Partners, Ventures and others may not be enforceable

Northstar and its subsidiaries are the beneficiaries of a number of different non-competition provisions. Pursuant to the Partnership Agreements, the Physician Limited Partners of the Northstar ASCs will enter into non-solicitation and non-competition agreements in favour of the Issuer and Northstar Acquisitions. In addition, pursuant to the Partnership Interests Purchase Agreements, the sellers under such agreements will enter into similar arrangements.

Under the Investment Agreement, Ventures will agree not to compete with the Issuer or its subsidiaries in the ASC business in the State of Texas for a period of five years. Donald L. Kramer, M.D. will agree under his employment agreement not to compete with Northstar during the term of his employment and for a period ending on the later of the fifth anniversary of the Closing Date and six months following the termination of Dr. Kramer's employment.

A court could determine that such provisions are unenforceable. If these covenants are not enforceable, any of the foregoing could own and operate competitive surgical facilities in the markets where the Northstar ASCs are located, which may materially adversely affect the operations and business of the Northstar ASCs. See "The Northstar Partnerships – The Partnership Agreements – Covenants Not to Compete", "Investment Agreement and Related Transactions – Partnership Interests Purchase Agreements – Covenant Not to Compete" and "Executive Compensation – Employment and Non-Competition Arrangements".

Conflicts of interest

Conflicts may exist due to the fact that Donald. L. Kramer, M.D., a director and Chief Executive Officer of the Issuer, will be a minority Physician Limited Partner of the Palladium Partnership and is a seller under the Partnership Interests Purchase Agreement relating to the Palladium Partnership. In addition, certain other members of management will collectively hold approximately 4.5% of the limited partnership interest in the Palladium Partnership. Although these transactions were negotiated substantially upon arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms.

In addition, conflicts exist with respect to the Managed Centres due to the fact that Dr. Kramer owns a 50% interest in River Oaks Pain Management and he and certain members of management own 100% of The Palladium for Surgery - Dallas. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue and will have a right of first refusal to acquire The Palladium for Surgery - Dallas.

Enforcement of rights against Ventures

Pursuant to the Investment Agreement and the Underwriting Agreement, Ventures will agree to indemnify the Issuer and the Underwriters in respect of breaches of representations and warranties of Ventures contained in those agreements. The Investment Agreement and the Underwriting Agreement will contain a representation and warranty and a related indemnity from Ventures that this prospectus constitutes full, true and plain disclosure of all material facts relating to the Issuer and the Common Shares and does not contain any misrepresentation (as that term is defined in the *Securities Act* (Ontario)). Ventures will indemnify each of the Issuer and the Underwriters for breaches of its representations and warranties with respect to the prospectus.

The aggregate liability of Ventures under the prospectus representation and the related indemnity will be subject to a $500,000 deductible and will be capped at the sum of (i) the net cash proceeds received by Ventures at Closing,

plus (ii) Acquisitions Class B Units and Subco Class B Units held by Ventures from time to time. The primary assets the Issuer will be able to claim against are the Acquisitions Class B Units and Subco Class B Units held by Ventures. The value of the Acquisitions Class B Units and Subco Class B Units will increase and decrease with the value of the Common Shares. Accordingly, there can be no assurance of full recovery by the Issuer from Ventures for breaches of Ventures' representations or warranties.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Issuer has agreed to sell ● Common Shares, and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, subject to the terms and conditions stated therein, all but not less than all of the Common Shares offered hereby at a price of $ ● per Common Share for an aggregate price of $ ● payable in cash against delivery of certificates representing such Common Shares. In consideration for their services in connection with this Offering, the Issuer has agreed to pay the Underwriters an aggregate fee of $ ● , or $ ● per Common Share. The Offering Price of the Common Shares has been determined by negotiation between the Issuer and the Underwriter.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated if certain specified events occur. The Underwriters are, however, severally obligated to take up and pay for all Common Shares offered by this prospectus if any of the Common Shares are purchased under the Underwriting Agreement.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part for a period of 30 days from Closing, to purchase up to ● additional Common Shares on the same terms as set forth above solely to cover over-allotments, if any, and for market stabilization purposes.

Each of the Issuer and Ventures has agreed to indemnify the Underwriters and their respective affiliates and their respective directors, officers and employees against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or will contribute to payments the Underwriters may be required to make in respect thereof.

Pursuant to policy statements of the relevant securities commissions, the Underwriters may not, throughout the period of distribution under the prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made on behalf of a client where the client's order was not solicited during the period of distribution. In connection with this Offering, the Underwriters may, subject to the foregoing and applicable law, over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Prior to the Offering, there has been no public market for the Common Shares.

Prospective investors in the Common Shares must familiarise themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of the Common Shares.

The Underwriters propose to offer the Common Shares initially at the public offering price on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this prospectus at the price specified in the prospectus, the offering price may be decreased, and further changed from time to time, to an amount not greater than the initial offering price, and compensation realized by the Underwriters will decrease by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Issuer.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exceptions, may not be offered or sold or

otherwise disposed of within the United States. The Underwriters have agreed that they will not offer or sell the Common Shares within the United States except to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act or to institutional accredited investors (as defined in the *U.S. Securities Act*)). In addition, until 40 days after Closing, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration provisions of the *U.S. Securities Act* unless made in compliance with Rule 144A or another exemption under the *U.S. Securities Act*.

In addition, Ventures has agreed that during the period commencing on the date hereof and ending one year after the Closing Date, it will not, directly or indirectly, issue, sell, offer, assign, transfer, pledge, grant a security interest in, contract to sell, grant an option or warrant to purchase, make any short sale or otherwise enter into any arrangement (including a monetization arrangement or hedging or similar transaction) which has the effect of transferring any or all of the economic benefits of ownership of any of their Subco Class B Units or Acquisitions Class B Units or announce publicly their intention to do so, without having obtained the prior written consent of BMO Nesbitt Burns Inc. (on behalf of the Underwriter), such consent not to be unreasonably withheld.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Issuer, and Borden Ladner Gervais LLP, counsel to the Underwriter, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax consequences generally applicable to a holder of Common Shares acquired pursuant to this Offering (a "holder") who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, deals at arm's length with, and is not affiliated with, the Issuer and holds the Common Shares as capital property. The Common Shares generally will be considered to be capital property to a holder provided that the holder does not hold such Common Shares in the course of carrying on a business of buying or selling securities, and has not acquired such Common Shares in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Common Shares as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

This summary is not applicable to a holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution" or to a holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act in force on the date of this prospectus and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. It also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") prior to the date of this Prospectus, and assumes that all such Tax Proposals will be enacted. There can be no assurance that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative decision, action or interpretation, or in administrative policies or assessing practices of the Canada Revenue Agency, nor does it address or take into account any provincial, territorial or foreign tax legislation or considerations which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. Moreover, the income or other tax consequences of acquiring, holding or disposing of Common Shares will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser of Common Shares. Investors should consult their own tax advisors for advice as to the tax consequences of an investment in Common Shares having regard to their particular circumstances.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received by a holder on the Common Shares will be included in a holder's income for purposes of the Tax Act. Such dividends received or deemed to be received by a holder who is an

individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. The Issuer intends to designate all dividends that it pays as "eligible dividends" that are entitled to the enhanced dividend credit.

A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) generally will be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the holder's taxable income.

Disposition of Common Shares

A disposition, or a deemed disposition, of a Common Share by a holder generally will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Share. Generally, one half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year will be included in the holder's income for that year and one half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year may be deducted from taxable capital gains realized by the holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly through a partnership or a trust.

A holder that is a "Canadian-controlled private corporation" (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Generally, dividends received or deemed to be received on the Common Shares and capital gains realized on a disposition or deemed disposition of Common Shares may increase a holder's liability for alternative minimum tax. Holders should consult their own advisors with respect to alternative minimum tax.

LEGAL PROCEEDINGS

The Issuer and its subsidiaries may be subject to certain claims and lawsuits from time to time in the course of carrying on business. Management is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Northstar or its subsidiaries, Northstar Acquisitions or its subsidiaries or any of the Northstar ASCs.

LEGAL MATTERS

Certain legal matters related to the Common Shares being offered hereby are being passed upon on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. Certain legal matters related to U.S. federal income tax matters are being passed upon on behalf of the Issuer by Kaye Scholer LLP and on behalf of the Underwriters by Shearman & Sterling LLP.

As of the date hereof, the partners and associates of Goodmans LLP, Borden Ladner Gervais LLP, Kaye Scholer LLP and Shearman & Sterling LLP did not beneficially own, directly or indirectly, any of the outstanding securities of the Issuer, Northstar Acquisitions or the Northstar Partnerships.

PRIOR SALES AND PRINCIPAL SHAREHOLDERS

On March 16, 2007 the Issuer issued one Common Share to Stewart Feldman for Cdn $10.00. Such Common Share will be transferred to Donald L. Kramer, M.D. on or about the time of the filing of this prospectus and will be purchased for cancellation by the Issuer on Closing at its issue price.

To the knowledge of the Issuer, no person or company will, as at Closing, own beneficially, directly or indirectly, more than 10% of the Common Shares. Following completion of the Offering, Ventures will hold all of the Acquisitions Class B Units and the Subco Class B Units.

PROMOTER

Ventures is considered to be a promoter of the Issuer by reason of its initiative in organizing the business and affairs of the Issuer.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Following completion of the Offering, Ventures will own all of the Acquisitions Class B Units and Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships". Currently, Donald L. Kramer, M.D., a director and Chief Executive Officer of the Issuer, and Stewart Feldman (and related parties) are the sole beneficial owners of Ventures. Concurrently with Closing, Dr. Kramer is expected to purchase all of Mr. Feldman's and his related parties' interests in Ventures and will become the sole limited partner of Ventures.

Donald L. Kramer, M.D. is a vendor under the Partnership Interests Purchase Agreement relating to the Palladium Partnership and, following Closing, will be a minority Physician Limited Partner of the Palladium Partnership. Dr. Kramer also owns a 50% interest in The Palladium for Surgery – Dallas Ltd. and a 50% interest in River Oaks Pain Management, the Managed Centres that will be managed by Northstar Acquisitions following Closing.

Other members of management will collectively hold approximately 4.5% of the limited partnership interest in the Palladium Partnership and a 50% interest in The Palladium for Surgery – Dallas Ltd.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer are BDO Dunwoody LLP at its principal offices located in Toronto, Canada. The transfer agent and registrar for the Common Shares is ● at its principal offices located in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts, which the Issuer has entered into in the past two years, or will be entering into prior to the closing of this Offering, other than in the ordinary course of business, are as follows:

(i) the Underwriting Agreement referred to under "Plan of Distribution";

(ii) the Investment Agreement referred to under "Investment Agreement and Related Transactions";

(iii) the Repurchase Agreement referred to under "Northstar Acquisitions – Share Capital";

(iv) the operating agreement in respect of Northstar Acquisitions referred to under "Northstar Acquisitions";

(v) the operating agreement in respect of Northstar Subco referred to under "Northstar Subco";

(vi) the Management and Cost Sharing Agreements in respect of each Northstar Partnership referred to under "Northstar Partnerships – Management and Cost Sharing Agreements";

(vii) the Partnership Agreements for each Northstar Partnership referred to under "The Northstar Partnerships – Partnership Agreements";

(viii) the Partnership Interests Purchase Agreements for each Northstar Partnership referred to under "Investment Agreement and Related Transactions"; and

(ix) the Revolver referred to under "Indebtedness of Northstar".

Copies of the foregoing may be inspected at the head office of the Issuer during normal business hours during the period of distribution of the Common Shares offered hereunder and for a period of 30 days thereafter.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. Purchasers should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this prospectus, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and *vice versa* and words importing any gender include all genders:

"**Acquisitions Class A Units**" means the class A special units of membership interests in Northstar Acquisitions.

"**Acquisitions Class B Units**" means the class B special units of membership interests in Northstar Acquisitions.

"**Acquisitions Common Units**" means the common units of membership interests in Northstar Acquisitions.

"**Acquisitions Preferred Units**" means the preferred units of membership interests in Northstar Acquisitions.

"**Articles**" means the articles of incorporation of the Issuer, as amended.

"**ASC**" means a facility licensed by the State of Texas Department of State Health Services or the health agency of another state of the United States as an ambulatory surgery centre that performs surgeries not hospitalization for more than 24 hours.

"**BCBCA**" means the *Business Corporations Act* (British Columbia).

"**Board of Directors**" means the board of directors of the Issuer.

"**Canadian GAAP**" means accounting principles generally accepted in Canada.

"**capacity**" means, when used in reference to an ASC, refers to the amount of time an operating suite is being occupied or used, divided by the amount of time that, in management's judgment, an operating suite could be occupied or used, generally being eight hours per day, five days per week.

"**CDS**" means The Canadian Depository for Securities Limited.

"**CDS Participants**" means participants in the CDS depository service.

"**Closing**" means the closing of this Offering.

"**Closing Date**" means the closing date of this Offering being on or about • , 2007, or such later date as may be agreed upon but not later than • , 2007.

"**CMS**" means Center for Medicare & Medicaid Services.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Common Shares**" means the common shares of the Issuer.

"**DHHS**" means The Department of Health and Human Services.

"**ENT**" means ear, nose and throat specific surgery.

"**GAAP**" means accounting principles generally accepted in the United States.

"**Guaranty**" has the meaning ascribed thereto under "Northstar Acquisitions – Share Capital".

"**Investment Agreement**" means the Investment Agreement among the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures, Northstar LPco and Northstar GPco.

"**Issuer**" means Northstar Healthcare Inc., a corporation incorporated under the laws of the Province of British Columbia.

"**Kirby ASC**" means the Kirby Surgery Center, the Northstar ASC owned by the Kirby Partnership.

"**Kirby Partnership**" means Medical Ambulatory Surgical Suites, L.P. (which will be converted from Medical Ambulatory Surgical Suites, L.L.P. on Closing).

"**Managed Centres**" means those ASCs and other healthcare centres that will be managed by Northstar Acquisitions, and includes The Palladium for Surgery – Dallas and River Oaks Pain Management.

"**Management and Cost Sharing Agreement**" has the meaning ascribed thereto under "The Northstar Partnerships – Management and Cost Sharing Agreements".

"**Medical Board**" means, with respect to each Northstar Partnership, the medical boards of Physician Limited Partners that will maintain certain rights with respect to the medical operations of each Northstar Partnership.

"**net collected revenues**" means actual payments received from third-party payors and patients, less refunds.

"**net patient service revenues**" means gross revenues received from patients less provisions for contractual adjustments with third-party payors, such as Medicare, Medicaid or private payors with managed care plans.

"**Northstar**" means Northstar Healthcare Inc., a corporation incorporated under the laws of the Province of British Columbia.

"**Northstar Acquisitions**" means Northstar Healthcare Acquisitions, L.L.C., a Delaware limited liability company that is wholly-owned by Northstar Holdco and Ventures.

"**Northstar ASCs**" means the ASCs operated by the Northstar Partnerships.

"**Northstar GPco**" means Northstar Healthcare General Partner, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Northstar Subco serving as the general partner of each Northstar Partnership.

"**Northstar Holdco**" means Northstar Healthcare Holdings, Inc., a corporation incorporated under the laws of the State of Delaware.

"**Northstar LPco**" means Northstar Healthcare Limited Partner, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Northstar Subco serving as a limited partner of each Northstar Partnership.

"**Northstar Partnership Agreement**" means, in respect of each Northstar Partnership, the partnership agreement to be entered into among the Northstar GPco, Northstar LPco and the Physician Limited Partners of each Northstar Partnership.

"**Northstar Partnerships**" means the Palladium Partnership and the Kirby Partnership.

"**Northstar Subco**" means Northstar Healthcare Subco, L.L.C., a Delaware limited liability company that is wholly-owned by Northstar Acquisitions and Ventures.

"**Offering**" means the offering of Common Shares qualified under this prospectus.

"**Offering Price**" means the price per Common Share sold pursuant to this Offering.

"**Operations Committee**" means, with respect to each Northstar Partnership, the committee formed to oversee the management of the business affairs of such Northstar Partnership.

"**Over-Allotment Option**" has the meaning ascribed thereto under "Plan of Distribution".

"**Palladium ASC**" means the Palladium for Surgery, the Northstar ASC owned by the Palladium Partnership.

"**Palladium Partnership**" means The Palladium for Surgery – Houston, Ltd. (which will have been converted from The Palladium for Surgery – Houston, L.L.P. on Closing).

"**Partnership Interests Purchase Agreement**" means, with respect to each Northstar Partnership, the agreement pursuant to which Northstar GPco and Northstar LPco will together acquire a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership.

"**Physician Limited Partners**" means, with respect to each Northstar Partnership, the physicians or individuals who are, directly or indirectly, limited partners in such Northstar Partnership and who, following completion of the Offering, will collectively hold a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full), and a 40% limited partnership interest in the Kirby Partnership. In the case of the Palladium Partnership, the Physician Limited Partners include non-physician management, who will hold a 1.2% limited partnership interest in the Palladium Partnership. In the case of the Kirby Partnership, all of the Physician Limited Partners are surgeons who practice at the Kirby ASC.

"**Repurchase Agreement**" means the Sale and Repurchase Agreement among Northstar, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar LPco and Northstar GPco as described under "Northstar Acquisitions – Share Capital".

"**Revolver**" has the meaning ascribed thereto under "Indebtedness of Northstar".

"**Subco Class A Units**" means the class A common units of membership interest in Northstar Subco.

"**Subco Class B Units**" means the class B common units of membership interest in Northstar Subco.

"**Subco Preferred Units**" means the preferred units of membership interests in Northstar Subco.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as such may be amended from time to time.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

"**Underwriting Agreement**" means the underwriting agreement among the Issuer, Ventures and the Underwriters dated ● , 2007.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**Ventures**" means Healthcare Ventures, Ltd., a limited partnership formed under the laws of the State of Texas.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of the Issuer dated ● , 2007 relating to the sale of Common Shares of the Issuer by way of an initial public offering. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of Northstar Healthcare Inc. on the balance sheet of Northstar Healthcare Inc. as at ● , 2007 and the compilation of the unaudited pro forma consolidated balance sheet of the Corporation as at December 31, 2006 and the unaudited pro forma consolidated statement of operations as at December 31, 2006. Our report is dated ● , 2007.

Toronto, Ontario
● , 2007

(Signed) ●
Chartered Accountants,
Licensed Public Accountants

AUDITORS' CONSENT

We have read the prospectus of the Issuer dated April 23, 2007 relating to the sale of Common Shares of the Issuer by way of an initial public offering. We have complied with U.S. generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of:

(i) our report dated April 9, 2007 to the Board of Directors of The Palladium for Surgery – Houston LLP and Affiliates, on the combined balance sheet as of December 31, 2006, and the related combined statements of income, changes in partners' capital and cash flows for the year then ended;

(ii) our report dated July 20, 2006 to the Board of Directors of The Palladium for Surgery – Houston LLP and Affiliates, on the combined balance sheets of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the related combined statements of income, changes in partners' capital and cash flows for the years then ended;

(iii) our report dated April 4, 2007 to the partners of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center on the balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006 and 2005, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2006 and 2005; and

(iv) our report dated February 2, 2007 to the partners of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center on the balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005 and 2004, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2005 and 2004.

Philadelphia, Pennsylvania
April 23, 2007

(Signed) MAYER HOFFMAN MCCANN P.C.
Certified Public Accountants

AUDITORS' REPORT

To the directors of
NORTHSTAR HEALTHCARE INC.

We have audited the balance sheet of Northstar Healthcare Inc. as at March 16, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at March 16, 2007 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
March 29, 2007 (except for Note 2,
which is as of ● , 2007)

(Signed) ●
Chartered Accountants,
Licensed Public Accountants

NORTHSTAR HEALTHCARE INC.

BALANCE SHEET
As of March 16, 2007

Assets	
Cash	$10
Shareholders' Equity	
Share capital:	
Common Shares (Authorized – unlimited; Issued – 1)	$10
Subsequent event (note 2)	

on behalf of the Board:

By: (Signed) ●

By: (Signed) ●

See accompanying notes to Balance Sheet.

NORTHSTAR HEALTHCARE INC.

NOTES TO BALANCE SHEET

As of March 16, 2007

1. FORMATION:

The Company was incorporated on March 16, 2007 under the laws of the Province of British Columbia. The Company authorized capital consists of an unlimited number of common shares. One common share was issued on March 16, 2007.

2. SUBSEQUENT EVENT:

On • , 2007, the Company filed a final prospectus for an initial public offering (the "Offering") of • common shares of Northstar Healthcare Inc. (the "Issuer") the proceeds of which are to be used to indirectly acquire all of the Class A units of common membership interests ("Subco Class A Units") and all of the preferred membership interests ("Subco Preferred Units") of Northstar Healthcare Subco, L.L.C., a Delaware limited liability company ("Northstar Subco"). Following completion of the Offering, Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will own all the class B units of common membership interests ("Subco Class B Units") of Northstar Subco.

Following completion of the Offering, the Issuer will indirectly hold a • % interest in the Palladium Partnership and a • % interest in the Kirby Partnership. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will indirectly own a • % interest in the Palladium Partnership and a • % interest in the Kirby Partnership. The balance of the limited partnership interests in each Northstar Partnership will be held by surgeons practicing at the centre owned by the partnership and management.

The acquisition will be accounted for using the purchase method. The purchase price of U.S.$ • has been preliminary allocated to the assets and liabilities of the Northstar Partnerships as follows:

Net assets acquired at fair value, based on preliminary allocation:	
Current assets less current liabilities	$ •
Property and equipment	•
Other long-term assets	•
Other intangibles	•
Other liabilities – non-controlling interest	•
Minority interest	•
	•
Goodwill	•
	$ •

COMPILATION REPORT

To the directors of
NORTHSTAR HEALTHCARE INC.

1. We have read the accompanying unaudited pro forma consolidated balance sheet of Northstar Healthcare Inc. as at December 31, 2006 and the unaudited pro forma consolidated statement of operations of the Company for the year ended December 31, 2006, and have performed the following procedures.

2. Compared the figures in the columns captioned "The Palladium for Surgery – Houston, Ltd." to the audited financial statements of The Palladium for Surgery – Houston, Ltd. as at December 31, 2006 and for the year ended December 31, 2006 and found them to be in agreement.

3. Compared the figures in the columns captioned "Medical Ambulatory Surgical Suites, L.L.P." to the audited financial statements of Medical Ambulatory Surgical Suites, L.L.P. as at December 31, 2006 and for the year ended December 31, 2006 and found them to be in agreement.

4. Made enquiries of certain officials of the Company who have responsibility for the financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

5. The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Palladium for Surgery – Houston, Ltd." as at December 31, 2006 and for the year ended December 31, 2006 and for the year ended December 31, 2006 and in the columns captioned "Medical Ambulatory Surgical Suites, L.L.P." as at December 31, 2006 and for the year ended December 31, 2006, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

8. A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Ontario
● , 2007

(Signed) ●
Chartered Accountants,
Licensed Public Accountants

NORTHSTAR HEALTHCARE INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2006

(Unaudited – See Compilation Report)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Adjustments	Note 3	Pro Forma Consolidated
			(In thousands of U.S. dollars)			
ASSETS						
Current assets						
Cash	$—	$ 2,216	$ 64	$ •	a,b,c	$ •
				•		
				•		
Patient accounts receivable, net	—	7,078	6,696	•		•
Current portion related party receivables	—	258	—	•	a	•
Inventory	—	—	280	•		•
Prepaid expenses and other current assets	—	269	75	•		•
	—	9,821	7,115	•		•
Long term						
Property and equipment	—	2,211	4,344	•		•
Other intangibles	—	—	—	•	c	•
Goodwill	—	—	—	•	c	•
Other assets	—	6	15	•		•
	—	2,217	4,359	•		•
Total assets	$—	$12,038	$11,474	$ •		$ •
LIABILITIES						
Current liabilities						
Accounts payable	$—	$ 2,658	$ 318	$ •	a	$ •
Current portion of capital lease obligations	—	91	—	•	a	•
Current portion of long – term debt	—	—	1,336	•	a	•
Related party payables	—	195	—	•	a	•
Accrued liabilities and other current	—	1,293	208	•	a	•
	—	4,237	1,862	•		•
Long term capital lease obligations	—	79	—	•	a	•
Long term debt	—	—	1,171	•	a	•
Other liabilities, non-controlling interests	—	—	—	•	d	•
	—	79	1,171	•		•
Total liabilities	—	4,316	3,034	•		•
Minority interests	—	—	—	•	d	•
Shareholders' equity						
Partners' equity	—	7,721	8,440	•	a,c	•
					b	
Share capital				•		
Total shareholders' equity	—	7,721	8,440	•		•
Total liabilities and shareholders' equity	$—	$12,038	$11,474	$ •		$ •

on behalf of the Board:

By: (Signed) •
Director

By: (Signed) •
Director

See Notes to Pro Forma Financial Statements.

NORTHSTAR HEALTHCARE INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006
(Unaudited – See Compilation Report)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
	(In thousands of U.S. dollars)					
Net patient service revenue	$ —	$24,623	$22,399	•		$ •
Operating expenses						
Salaries and benefits	—	1,805	2,184	•		•
Drugs and supplies	—	1,532	2,544	•		•
General and administrative	—	3,952	2,059	•	f	•
Depreciation and Amortization	—	454	696	•	d	•
Management fees, net	—	1,824	—	•	f	•
Interest expense	—	17	217	•	e	•
Management fee, Class B	—	—	—	•	g	•
Income before income taxes and minority interest	—	15,039	14,699	•		•
Income tax expense	—			•		•
Minority interest	—	—	—	•	h	•
Net income	$ —	$15,039	$14,699	$ •		$ •
Net income per common share						$ •

See Notes to Pro Forma Financial Statements.

NORTHSTAR HEALTHCARE INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(Unaudited)

(In thousands of U.S. dollars except per share amounts)

1. BASIS OF PRESENTATION:

Northstar Healthcare Inc. (the "Issuer") was incorporated under the *Business Corporations Act* (British Columbia) in 2007. The Issuer will issue common shares to the public for cash proceeds of Cdn$ • million by way of an initial public offering (the "Offering"). The Issuer, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures and others, will enter into the Investment Agreement, to be dated the date of the final prospectus. Pursuant to the Investment Agreement, a series of transactions will be undertaken that will result in the Issuer acquiring the Northstar Class A Units and indirectly acquiring, through Northstar Holdco, the Acquisitions Preferred Units and the Acquisitions Common Units. Ventures will maintain an interest in Northstar Acquisitions through its ownership of the Acquisitions Class B Units.

On Closing, Northstar Acquisitions will hold all of the Subco Preferred Units and all of the Subco Class A Units. Ventures will maintain an interest in Northstar Subco through its ownership of all of the Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

Northstar Subco will then indirectly acquire, pursuant to the Partnership Interests Purchase Agreements, a 55% indirect interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Investment Agreement, which summary is not intended to be complete. Reference is made to the Investment Agreement for a complete description and the full text of its provisions.

The pro forma consolidated balance sheet has been prepared from the audited balance sheets of each of the Northstar Partnerships for the year ended December 31, 2006. These audited financial statements are included elsewhere in this prospectus.

The pro forma consolidated statement of operations has been prepared from the audited statement of operations of each of the Northstar Partnerships for the year ended December 31, 2006. These audited financial statements are included elsewhere in this prospectus.

The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The audited financial statements for each of the Northstar Partnerships have been prepared in accordance with United States generally accepted accounting principles which in all significant respects conforms with Canadian generally accepted accounting principles.

The pro forma consolidated financial statements are not necessarily indicative of the results that would have actually occurred had the transactions been consummated at the dates indicated nor are they necessarily indicative of future operating results or the financial position of the Issuer.

2. THE ACQUISITION:

Northstar expects to receive $ • in net proceeds from the Offering, after deducting fees payable by Northstar to the Underwriter and the estimated expenses of the Offering payable by Northstar. The total estimated expenses of the Offering of $ • include expenses for which Northstar is obliged to reimburse the Underwriter.

Northstar will use such net proceeds to indirectly acquire all of the Acquisitions Class A Units, all of the Acquisitions Preferred Units and Acquisitions Common Units. All of the Acquisitions Class B Units will be held by Ventures.

On Closing, Northstar Acquisitions will use a portion of the proceeds from the sale of its equity interests to acquire all of the Subco Preferred Units and Subco Class A Units.

Northstar Subco will use a portion of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. Net proceeds received by the Issuer from any exercise of the Over-allotment Option in full will be used to purchase an additional interest in the Palladium Partnership, resulting in Northstar Acquisitions holding a 70% indirect interest in the Palladium Partnership.

NORTHSTAR HEALTHCARE INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2006

(Unaudited)

(In thousands of U.S. dollars except per share amounts)

3. PRO FORMA ADJUSTMENTS:

(a) Partnership interests purchase agreements:

Northstar Subco will acquire its interest in each Northstar Partnership pursuant to a separate agreement for each Northstar Partnership (collectively, the "Partnership Interests Purchase Agreements"). In accordance with the Partnership Interests Purchase Agreements, the vendors are required to pay off certain liabilities of each Northstar Partnership, including long-term debt, related party liabilities (net of receivables) and other accrued expenses. The vendors will make a contribution to Partner's Capital in accordance with the Partnership Interests Purchase Agreements. The following represents those assets and liabilities by Northstar Partnership:

Palladium Partnership	
Cash	$(1,716)
Current portion related party receivable	(258)
Accounts payable	2,158
Related party payable	195
Accrued liabilities and other current	794
Long-term capital lease obligations	170
Partners' capital	(1,342)
	$ —

Kirby Partnership	
Cash	$ (4)
Accounts payable	118
Current portion of long-term debt	1,336
Accrued liabilities and other current	83
Long term capital lease obligations	1,171
Partners' capital	(2,705)
	$ —

(b) Initial public offering:

The Issuer will issue • common shares pursuant to the Offering for net proceeds of Cdn$ • million, after deducting estimated expenses of the Offering and the underwriters fees of Cdn$ • million.

The U.S. dollar equivalent of the Offering, based on a contracted hedge rate of Cdn$ • per US$1.00, is:

Common shares	$ •
Total expenses	(•)
	$ •

(c) Acquisition:

The acquisition will be accounted for using the purchase method. The net purchase price of $ • has been preliminarily allocated to the assets and liabilities of the Northstar Partnerships at December 31, 2006 as follows:

Current assets less current liabilities (including cash)	$ •
Property and equipment	•
Other long-term assets	•
Other intangibles	•
Other liabilities – non-controlling interest	(•)
Minority interest	•
	•
Goodwill	•
	$ •

The pro forma calculation and preliminary allocation of the purchase price discrepancy, representing the excess of the purchase price over the related book value of the net assets acquired in the amount of $ • including intangibles of $ • and goodwill of $ • .

NORTHSTAR HEALTHCARE INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2006
(Unaudited)
(In thousands of U.S. dollars except per share amounts)

The actual determination and allocation of the purchase price will be based upon the assets purchased and liabilities assumed at the effective date of the acquisition and other information available at that date. Accordingly, the actual amounts for each of the assets will vary from the pro forma amounts and the variation may be material. The Issuer has agreed to obtain a third-party valuation to determine the purchase price allocation.

Other liabilities – non controlling interest represents the fair value of Subco Class B Units, owned by Ventures, in Northstar Subco.

(d) Amortization:

To record amortization over • years of other intangibles in the amount of $ • .

(e) Interest expense:

Historical interest expense of $234 has been eliminated.

Ventures will provide a Letter of Credit to collateralize the five-year hedge to Northstar Subco. A one-time commitment fee of 1.0% of the collateral will be paid to Ventures at Closing.

(f) Other income and (expense)

Interest and other income relating to the non-core assets and management fees and other non-recurring items have been eliminated.

The amounts eliminated are as follows:

Existing management fee expense (Palladium Partnership)	(1,824,000)
Insurance expense (Palladium Partnership)	(1,871,000)

(g) Distributions to Existing Investors:

Following the Closing, Ventures will hold all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. The specified percentage will be equal to 12.5% on Closing and will decrease if Ventures disposes of Acquisitions Class B Units pursuant to the Negotiation Right.

(h) Minority interest:

Represents 45% of the net income of the Palladium Partnership and 40% of the net income for the Kirby Partnership. Minority interest would have been $ • for the year ended 2006.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED FINANCIAL STATEMENTS

Year Ended December 31, 2006



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

We have audited the accompanying combined balance sheet of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2006, and the related combined statements of income, changes in partners' capital and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly in all material respects, the financial position of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
April 9, 2007

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED BALANCE SHEET

December 31, 2006

ASSETS	
CURRENT ASSETS	
Cash	$ 2,216,374
Patient accounts receivable	7,077,792
Related party receivables	257,992
Prepaid expenses and other current assets	268,577
TOTAL CURRENT ASSETS	9,820,735
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	2,211,092
OTHER ASSETS	6,044
TOTAL ASSETS	$12,037,871
LIABILITIES AND PARTNERS' CAPITAL	
CURRENT LIABILITIES	
Current portion of capital lease obligations	$ 90,959
Related party payables	194,667
Accounts payable, trade	2,657,770
Other accrued expenses	1,293,757
TOTAL CURRENT LIABILITIES	4,237,153
CAPITAL LEASE OBLIGATIONS, less current portion above	79,228
TOTAL LIABILITIES	4,316,381
PARTNERS' CAPITAL	7,721,490
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$12,037,871

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF INCOME

Year Ended December 31, 2006

REVENUE	
Net patient service revenue	$24,623,325
EXPENSES	
Operating expenses	9,567,178
Interest	16,798
TOTAL EXPENSES	9,583,976
NET INCOME	$15,039,349

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year Ended December 31, 2006

Balance, beginning of year	$ 7,847,364
Net income	15,039,349
Partners' withdrawals	(15,165,223)
Balance, end of year	$ 7,721,490

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 15,039,349
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation and amortization	453,628
Increase in operating assets	
Patient accounts receivable	(1,938,379)
Prepaid expenses and other current assets	(155,618)
Increase (decrease) in operating liabilities	
Accounts payable, trade	(32,248)
Other accrued expenses	1,263,115
NET CASH FLOWS FROM OPERATING ACTIVITIES	14,629,847
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in related party receivables	(149,739)
Purchases of property and equipment	(695,419)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(845,158)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of capital lease obligations	(79,281)
Increase in related party payables	151,440
Partners' withdrawals	(12,999,866)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(12,927,707)
NET INCREASE IN CASH	856,982
CASH, BEGINNING OF YEAR	1,359,392
CASH, END OF YEAR	$ 2,216,374

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – The Palladium for Surgery – Houston, LLP and Affiliates (the "Company") is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center in Houston, Texas. It conducts business through the use of multiple corporate, partnership and limited liability company entities which are related through exclusive use agreements.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Principles of combination – The combined financial statements include accounts of two entities, a professional association and a limited liability company, in addition to The Palladium for Surgery – Houston, LLP which have common business activities through exclusive use agreements. The owners of these two entities are presently becoming partners of the Company. All intercompany balances and significant transactions have been eliminated.

Use of estimates – The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at net realizable value. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable based on the history of past write-offs and collections and current credit conditions and adjusts the net realizable value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The combined financial statements, therefore, do not include a provision for income taxes.

Inventory – Inventory consists of various medical supplies and is valued at the lower of cost or market on the first-in, first-out method (FIFO). Inventory is included in prepaid expenses and other current assets.

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the leases.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3-5 Years
Furniture	7 Years
Medical equipment, including capitalized leased equipment	5 Years
Leasehold improvements	10 Years

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $263 for the year ended December 31, 2006.

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is riot exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets (See footnote 8). Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

Accounting treatment of certain distributions – Net income set forth above is gross of distributions to persons receiving facilities fees under certain use arrangements with the Company with the exception of the two entities referenced in "Principles of combination" above.

THE PALLADIUM FOR SURGERY - HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS – (Continued)

(2) Property and equipment

Cost	
Telephone equipment	$ 43,185
Computer hardware	43,363
Computer software	127,281
Furniture	16,985
Medical equipment, including capitalized leased equipment	1,879,929
Leasehold improvements	1,229,102
Total cost	3,339,845
Accumulated depreciation and amortization	1,128,753
Net property and equipment	$2,211,092

The depreciation and amortization expenses charged to operations for the year ended December 31, 2006, were $453,628.

(3) Capital lease obligations

The Company leases various types of medical equipment generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Total cost and accumulated amortization of assets held under capital leases was $399,229 and $246,192, respectively, as of December 31, 2006. Amortization of assets held under capital leases is included in depreciation and amortization expenses and is $79,846 for the year ended December 31, 2006.

The following is a schedule of future minimum annual lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2006:

Years Ending December 31,	
2007	$101,469
2008	82,282
2009	221
Total minimum lease payments	183,972
Less amount representing interest	13,785
Present value of net minimum lease payments	$170,187
Current portion of capital lease obligations	$ 90,959
Long-term portion of capital lease obligations	79,228
	$170,187

(4) Operating leases

During 2004, the Company leased its office and surgical center facility under an operating lease from a related party with common ownership. In January 2005, the related party sold the office and surgical center facility to an unrelated third party and the Company continued the existing lease with the new owner. The lease expires in November 2013.

The Company also leases various medical equipment under an operating lease that expires in February 2007.

The future minimum rental payments required under the operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending December 31,	
2007	$ 404,631
2008	402,813
2009	414,903
2010	427,353
2011	440,166
Thereafter	880,373
Totals	$2,970,239

Total rental expense for the year ended December 31, 2006, was $474,929.

(5) Related party transactions

Palladium Management, Ltd. is an affiliate of the Company through common ownership. There is a management agreement with Palladium Management, Ltd. to manage the Company's operations and to provide accounting services. Management services of $1,824,230 was earned by Palladium Management, Ltd. during the year ended December 31, 2006.

In addition, the Company advanced monies to and from related entities with common ownership. These advances are generally noninterest bearing and are due on demand. For the year ended December 31, 2006, the Company had outstanding related party receivables of $257,992 and related party payables of $194,667.

The Company has paid property and casualty insurance premiums to insurance companies affiliated with two partners and a spouse. The expense to these insurance companies for the year ended December 31, 2006, was $1,871,489.

Accounts payable, trade includes liabilities to various related entities in the amount of $225,377 and a payable to an entity owned 100% by a partner in the amount of $2,165,357 as of December 31, 2006.

(6) Employee benefit plan

The Company has adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations ("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution for the year ended December 31, 2006, was $28,323.

(7) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

Cash paid:	
Interest	$ 16,798
Non-cash investing and financing activities:	
Accrued partner withdrawals	$2,165,357

(8) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE Is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that, do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; its entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable interestholder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest.

As of December 31, 2006, the Company had casualty insurance arrangements with Nassau Casualty Corporation ("Nassau"), Westchester Casualty Corporation ("Westchester") and Tuscany Casualty Corporation ("Tuscany"). For purposes of FIN 46, such arrangements were evaluated and determined that such do not require consolidation in the Company's combined financial statements. As discussed in Note 5, the Company paid premiums to Nassau, Westchester and Tuscany to insure certain risks. Nassau is owned 100% by a certain partner of the Company; Westchester is 100% owned by his spouse; and Tuscany is 100% owned by a certain other partner of the Company and his spouse. As of December 31, 2006, Nassau had assets of $2,435,767, liabilities of $867,572 and net worth of $1,568,195. Westchester as of December 31, 2006, had assets of $1,990,262, liabilities of $960,482 and net worth of $1,029,780. Tuscany as of December 31, 2006, had assets of $928,934, liabilities of $650,049 and net worth of $278,885. Nassau, Westchester and Tuscany participate with other unrelated insurance companies in an insurance pooling arrangement with additional insurers and are self-sustaining businesses. The Company is not subject to any risk or loss related to Nassau, Westchester or Tuscany.

(9) Differences between U.S. and Canadian generally accepted accounting principles and practices

The combined financial statements of The Palladium for Surgery – Houston, LLP and Affiliates have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles may differ in certain respects from those principles that the Company would have followed if its combined financial statements had been prepared in accordance with accounting principles generally accepted in Canada. However, those differences are not significant.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

We have audited the accompanying combined balance sheets of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the related combined statements of income, changes in partners' capital and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by, management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the, financial position of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
July 20, 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$1,359,392	$ 291,878
Patient accounts receivable	5,139,413	3,076,700
Related party receivables	108,253	80,974
Prepaid expenses and other current assets	112,959	14,693
TOTAL CURRENT ASSETS	6,720,017	3,464,245
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	1,969,301	2,071,126
OTHER ASSETS	6,044	6,044
TOTAL ASSETS	$8,695,362	$5,541,415
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Line of credit	$ —	$ 250,000
Notes payable	—	567,826
Current portion of capital lease obligations	84,321	81,297
Related party payables	43,227	593,097
Accounts payable, trade	524,661	404,081
Other accrued expenses	30,642	18,873
TOTAL CURRENT LIABILITIES	682,851	1,915,174
CAPITAL LEASE OBLIGATIONS, less current portion above	165,147	243,376
TOTAL LIABILITIES	847,998	2,158,550
PARTNERS' CAPITAL	7,847,364	3,382,865
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$8,695,362	$5,541,415

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Net patient service revenue	$18,343,845	$9,577,760
EXPENSES		
Operating expenses	6,872,956	3,772,191
Interest	45,641	86,513
TOTAL EXPENSES	6,918,597	3,858,704
NET INCOME	$11,425,248	$5,719,056

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Years Ended December 31, 2005 and 2004

	2005	2004
Balance, beginning of year	$ 3,382,865	$ (63,131)
Net income	11,425,248	5,719,056
Partners' withdrawals	(6,960,749)	(2,273,060)
Balance, end of year	$ 7,847,364	$ 3,382,865

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY - HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$11,425,248	$ 5,719,056
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation and amortization	382,335	271,771
Decrease (increase) in operating assets		
Patient accounts receivable	(2,062,713)	(2,635,642)
Prepaid expenses and other current assets	(98,266)	(6,358)
Other assets	—	6,486
Increase in operating liabilities		
Accounts payable, trade	120,580	392,443
Other accrued expenses	11,769	18,873
NET CASH FLOWS FROM OPERATING ACTIVITIES	9,778,953	3,766,629
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in related party receivables	(27,279)	(80,974)
Purchases of property and equipment:	(280,510)	(620,358)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(307,789)	(701,332)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (repayments) on line of credit	(250,000)	250,000
Repayment of notes payable	(567,826)	(382,174)
Repayment of capital lease obligations	(75,205)	(63,358)
Decrease in related party payables	(549,870)	(316,099)
Partners' withdrawals	(6,960,749)	(2,273,060)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(8,403,650)	(2,784,691)
NET INCREASE IN CASH	1,067,514	280,606
CASH, BEGINNING OF YEAR	291,878	11,272
CASH, END OF YEAR	$ 1,359,392	$ 291,878

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – The Palladium for Surgery – Houston, LLP and Affiliates (the "Company") is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center ("ASC") in the Galleria area of Houston, Texas. It conducts its business through its partners and other persons which the Company receives payment from for the use of its surgical suites and treatment centers.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Principles of combination – The combined financial statements include accounts of two entities, a professional association and a limited liability company, in addition to The Palladium for Surgery-Houston, LLP which have common business activities through exclusive use agreements. The owners of these two entities are presently becoming partners of the Company. All intercompany balances and significant transactions have been eliminated.

Use of estimates – The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments to arrive at net realizable revenue are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, less an allowance for losses. The Company does riot accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral. The allowance for losses as of December 31, 2005 and 2004, was $-0-.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The combined financial statements, therefore, do not include a provision for income taxes.

Property and equipment – Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $32,111 and $687 for the years ended December 31, 2005 and 2004, respectively.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3 -5 Years
Furniture	7 Years
Medical equipment, Including capitalized leased equipment	3 - 5 Years
Leasehold Improvements	10 Years

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is riot exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business Interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets (See Note 7). Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

Accounting treatment of certain distributions – Net income is gross of distributions to persons receiving facilities fees under certain use arrangements with the Company.

(2) Property and equipment

	December 31,	
	2005	2004
Cost		
Telephone equipment	$ 43,185	$ 37,713
Computer hardware	31,558	11,320
Computer software	75,608	39,149
Furniture	14,495	5,890
Medical equipment, including capitalized leased equipment	1,500,861	1,304,154
Leasehold Improvements	978,719	965,690
Total cost	2,644,426	2,363,916
Accumulated depreciation and amortization	675,125	292,790
Net property and equipment	$1,969,301	$2,071,126

The depreciation and amortization expenses charged to operations for the years ended December 31, 2005 and 2004, were $382,335 and $271,771, respectively.

(3) Lines of credit

The Company entered into a line of credit agreement with Whitney Bank that allowed for borrowings up to $500,000 and bore Interest at the lender's prime rate (6.00% as of the payoff date of June 8, 2005). Interest was payable quarterly. As of December 31, 2004, outstanding borrowings amounted to $250,000. The line of credit was collateralized by substantially all of the Company's business assets and was guaranteed by one of the partners. The outstanding balance was paid in full In June 2005, and the line of credit expired in December 2005.

The Company also had an unsecured line of credit with one of its partners that allowed for borrowings up to $1,500,000. There was no outstanding balance on the line of credit as of December 31, 2005 and 2004. The line of credit expired in December 2005.

(4) Notes payable

	December 31	
	2005	2004
Bank loan, payable in monthly installments of $16,731, including interest at the bank's prime rate; through July 2005, with a final balloon payment in the amount of $358,775 due on August 29, 2005. Collateralized by all of the Company's business assets and the personal guarantee of the Company's general partner. The loan was paid in full on June 8, 2005.	$—	$434,493
Other note payable to an individual, unsecured, with interest at 6% per annum. The note was due on demand and paid in full on June 8, 2005.	—	133,333
Total notes payable	—	567,826
Less current portion	—	567 826
Long-term portion	$—	$ —

(5) Capital lease obligations

The Company leases various types of medical equipment generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Total net book value of assets held under capital leases amounted to $232,883 and $312,729 as of December 31, 2005 and 2004, respectively. Amortization of assets held under capital leases is Included in depreciation and amortization expenses.

The following is a schedule of future minimum annual lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2005:

Years Ending December 31,	
2006	$101,475
2007	95,659
2008	82,282
2009	221
Total minimum lease payments	279,637
Less amount representing interest	30,169
Present value of net minimum lease payments	249,468
Current portion of capital lease obligations	$ 84,321
Long-term portion of capital lease obligations	165,147
	$249,468

(6) Operating leases

During 2004, the Company leased its office and surgical center facility under an operating lease from a related party with common ownership. In January 2005, the related party sold the office and surgical center facility to an unrelated third party and the Company continued the existing lease with the new owner. The lease expires in November 2013.

The Company also leases various medical equipment under an operating lease that expires in February 2007. Total rent expense related to the medical equipment for the years ended December 31, 2005 and 2004, was $77,567 and $50,968, respectively.

The future minimum annual rental payments required under the operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending December 31,	
2006	$ 433,883
2007	404,631
2008	402,813
2009	414,903
2010	427,353
Thereafter	3,120,539
Totals	$3,404,122

Total rental expense for the year ended December 31, 2005, was $467,038. Total rental expense to the related party for the year ended December 31, 2004, was $265,332.

(7) Related Party transactions

Palladium Management Ltd. is an affiliate of the Company through common ownership. There is a management agreement with Palladium Management Ltd. to manage the Company's operations and to provide accounting services. Management fees of $1,237,161 and $290,434 were earned by Palladium Management Ltd. during the years ended December 31, 2005 and 2004, respectively.

In addition, the Company advanced monies to and from related entities with common ownership. These advances are generally noninterest bearing and are due on demand. As of December 31, 2004, $200,000 of the $593,097 bore Interest at prime plus 1% (6% as of December 31, 2004). For the years ended December 31, 2005 and 2004, the Company had outstanding related party receivables of $108,253 and $80,974, respectively, and related party payables of $43,227 and $593,097, respectively.

The Company has paid insurance premiums to Insurance companies affiliated with two partners and a spouse. The expense to these Insurance companies for the years ended December 31, 2005 and 2004 was $787,359 and $419,045, respectively (See Note 10).

Accounts payable, trade includes liabilities to various related entities in the amounts of $114,047 and $52,947 as of December 31, 2005 and 2004, respectively.

(8) Employee benefit plan

During the year ended December 31, 2005, the Company adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations

("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution for the year ended December 31, 2005, was $18,946.

(9) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

	Year Ended December 31,	
	2005	2006
Cash paid:		
Interest	$53,641	$78,513

(10) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides new framework for Identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out Its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about Its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by Its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable Interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable Interestholder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling Interests at fair value and subsequently account for the VIE as If it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest.

As of December 31, 2005 and 2004, the Company had casualty insurance arrangements with Nassau Casualty Corporation ("Nassau"), Westchester Casualty Corporation ("Westchester") and Tuscany Casualty Corporation ("Tuscany"). For purposes of FIN 46, such arrangements were evaluated and determined that such do not require consolidation in the Company's financial statements. As discussed in Note 7, the Company paid premiums to Nassau, Westchester and Tuscany to insure certain risks. Nassau Is owned 100% by a certain partner of the Company; Westchester is 100% owned by his spouse; and Tuscany is 100% owned by a certain partner of the Company and his spouse. As of December 31, 2005 and 2004, Nassau had assets of $1,305,361 and $838,213, respectively, liabilities of $408,924 and $215,034, respectively, and net worth of $896,437 and $623,179, respectively. Westchester as of December 31, 2005 and 2004, had assets of $918,447 and $489,652, respectively, liabilities of $473,893 and $315,536, respectively, and net worth of $444,554 and $174,116, respectively. Tuscany as of December 31, 2005, had assets of $499,511, liabilities of $324,545, and net worth of $174,966. Nassau, Westchester and Tuscany participate with other unrelated insurance companies in an insurance pooling arrangement with additional insurers and are self-sustaining businesses. The Company is not subject to any risk or loss related to Nassau, Westchester, or Tuscany.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004



Mayer Hoffman McCann P.C.
An Independent CPA Firm
401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, L.LP D/B/A KIRBY SURGICAL CENTER

We have audited the accompanying balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006 and 2005, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
April 4, 2007


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, LLP D/B/A KIRBY SURGICAL CENTER

We have audited the accompanying balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005 and 2004, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 2, 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A SURGICAL CENTER

BALANCE SHEETS

December 31, 2006, 2005 and 2004

	2006	2005	2004
ASSETS			
CURRENT ASSETS			
Cash	$ 63,665	$ 293,051	$ 541,115
Patient accounts receivable, net	6,695,898	4,284,789	4,070,414
Related party receivables	—	—	31,500
Inventory	280,148	272,822	224,723
Prepaid expenses	75,334	46,271	17,762
TOTAL CURRENT ASSETS	7,115,045	4,896,933	4,885,514
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	4,344,046	4,727,718	5,343,914
OTHER ASSETS	14,747	47,535	46,535
TOTAL ASSETS	$11,473,838	$9,672,186	$10,275,963
LIABILITIES AND PARTNERS' CAPITAL			
CURRENT LIABILITIES			
Current portion of long-term debt	$ 1,336,110	$1,270,000	$ 1,270,000
Related party payables	—	—	6,000
Accounts payable, trade	318,150	367,091	348,040
Accrued expenses and other current liabilities	207,988	130,737	95,441
TOTAL CURRENT LIABILITIES	1,862,238	1,767,828	1,719,481
LONG-TERM DEBT, less current portion above	1,171,476	2,294,044	4,162,500
TOTAL LIABILITIES	3,033,714	4,061,872	5,881,981
PARTNERS' CAPITAL	8,440,124	5,610,314	4,393,982
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$11,473,838	$9,672,186	$10,275,963

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
REVENUES			
Net patient service revenue	$22,399,446	$16,804,461	$10,742,700
EXPENSES			
Operating expenses	7,483,073	6,734,917	3,936,241
Interest	217,083	240,712	125,417
TOTAL EXPENSES	7,700,156	6,975,629	4,061,658
NET INCOME (LOSS)	$14,699,290	$ 9,828,832	$ 6,681,042

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Balance, beginning of year/period	$ 5,610,314	$ 4,393,982	$ 392,940
Capital contributions	—	75,000	—
Net income (loss)	14,699,290	9,828,832	6,681,042
Partners' withdrawals	(11,869,480)	(8,687,500)	(2,680,000)
Balance, end of year/period	$ 8,440,124	$ 5,610,314	$ 4,393,982

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 14,699,290	$ 9,828,832	$ 6,681,042
Adjustments to reconcile net income to net cash flows from operating activities			
Depreciation and amortization	696,000	599,819	343,063
Gain on disposal of property and equipment, included in miscellaneous expense	—	(3,866)	—
Increase in operating assets			
Patient accounts receivable	(2,411,109)	(214,375)	(4,070,414)
Inventory	(7,326)	(48,099)	(224,723)
Prepaid expenses	(29,063)	(28,509)	(17,762)
Other assets	32,788	(1,000)	(32,787)
Increase in operating liabilities			
Accounts payable, trade	(48,941)	19,051	317,850
Accrued expenses and other current liabilities	77,251	35,296	25,050
NET CASH FLOWS FROM OPERATING ACTIVITIES	13,008,890	10,187,149	3,021,319
CASH FLOWS FROM INVESTING ACTIVITIES			
Repayment of (advances to) related party receivables	—	31,500	27,839
Purchases of property and equipment	(98,796)	(257,706)	(5,238,954)
Proceeds from disposal of property and equipment	—	277,949	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	(98,796)	51,743	(5,211,115)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from long-term debt	—	—	9,671,215
Repayments of long-term debt	(1,270,000)	(1,868,456)	(4,338,715)
Advances from (repayments to) related party payables	—	(6,000)	6,000
Capital contributed	—	75,000	—
Partners' withdrawals	(11,869,480)	(8,687,500)	(2,680,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(13,139,480)	(10,486,956)	2,658,500
NET INCREASE (DECREASE) IN CASH	(229,386)	(248,064)	468,704
CASH, BEGINNING OF YEAR/PERIOD	293,051	541,115	72,411
CASH, END OF YEAR/PERIOD	$ 63,665	$ 293,051	541,115

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center ("KSC" or the "Company") was formed on March 10, 2003, in the State of Texas as a Limited Liability Partnership. Formal operations began in June 2004. KSC is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center ("ASC") in Houston, Texas.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, net of contractual allowances, less an allowance for losses. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral. There was no allowance for losses as of December 31, 2006, 2005 and 2004.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income lax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Inventory – Inventory consists of various medical supplies and is valued at the lower of cost or market on the first-in, first-out method (FIFO).

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charges to operations when incurred.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Leasehold improvements	15 Years
Furniture and fixtures 15 Years	5 Years
Office and medical equipment	5 - 10 Years
Computers and software	3 Years

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $8,813, $494,758 and $473,963 for the years ended December 31, 2006, 2005 and 2004, respectively.

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets. Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS – (Continued)

(2) Property and equipment

Cost	December 31, 2006	2005	2004
Leasehold improvements	$ 2,372,181	$2,366,557	$2,634,972
Furniture and fixtures	248,868	245,460	219,090
Office and medical equipment	3,287,358	2,984,062	2,762,260
Computers and software	70,909	70,909	70,909
Total cost	5,979,316	5,666,988	5,687,231
Accumulated depreciation and amortization	(1,635,270)	(939,270)	(343,317)
Net property and equipment	$ 4,344,046	$4,727,718	$5,343,914

Depreciation and amortization expenses were $696,000, $599,819 and $343,063 for the years ended December 31, 2006, 2005 and 2004, respectively.

(3) Long-term debt

	December 31, 2006	2005	2004
Term note in the amount of $6,350,000, payable in monthly installments of principal of $105,833 plus interest charged at the applicable base rate minus the applicable margin. The applicable base rate is either the highest of (a) 3.00%, (b) the Federal Funds rate plus .50% or (c) the Prime Rate as published in the Wall Street Journal (8.25% and 7.75% as of December 31, 2006 and 2005, respectively.) and the applicable margin is .53% (effective rate; 7.72% in 2006 and 6.72% in 2005), through September 2009. The entire facility is secured by substantially all of the assets of the Company. The partners personally guaranteed the debt until August 2005, when the bank amended the term note and removed the guarantees. The Company has made additional principal payments on the note totaling $1,198,456 through December 31, 2006.	$2,294,044	3,564,044	5,432,500
Term note in the amount of $213,532, payable in monthly installments of $6,647, including principal plus interest at 7.44%, through December 2009	213,532	—	—
Total Long-term debt	2,507,576	3,564,044	5,432,500
Less current portion	1,336,100	1,270,000	1,270,000
Long-term portion	$1,171,476	$2,294,044	$4,162,500

Annual maturities for long-term debt are as follows:

Years Ending December 31,	
2007	$1,336,100
2008	1,095,234
2009	76,242
Totals	$2,507,576

(4) Line of credit

During September 2004, the Company entered into agreements ("Agreements") with a bank. A working line of credit in the amount of $750,000 was extended to the Company. The working capital line of credit expired in September 2005. Interest only payments were due on any outstanding balance at month-end. The Company never borrowed funds under this line of credit.

(5) Operating leases

The Company leases its office space and surgical center under an operating lease expiring in June 2014.

The future annual minimum rental payments required under the operating lease are as follow:

Years Ending December 31,	
2007	153,428
2008	153,428
2009	153,428
2010	153,428
2011	153,428
Thereafter	385,571
Totals	$1,150,711

The Company is required to pay its proportionate share of maintenance and operating costs and real estate taxes in addition to the monthly rent, Total rental expense for the years ended December 31, 2006, 2005 and 2004 was $172,834, $162,352 and $102,561, respectively.

(6) Related party transactions

The Company made and received loans from partners that were non-interest bearing and were due on demand. For the years ended December 31, 2006, 2005 and 2004, the Company had outstanding related party receivables of $-0-, $-0-, and $31,500, respectively. For the years ended December 31, 2006, 2005 and 2004, the Company had outstanding related party payables of $-0-, $-0-, and $6,000, respectively. In addition, the Company paid the partners meeting fees of $119,000, $98,000 and $40,000 in 2006, 2005 and 2004, respectively. The managing partner was paid $54,000, $75,000 and $-0- in performing his duties in 2006, 2005 and 2004, respectively.

(7) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

	Years Ended December 31,		
	2006	2005	2004
Cash paid			
Interest	$ 217,083	$240,712	$125,417
Summary of Non cash Investing and Financing Activities:			
Medical equipment purchased	(213,532)	—	—
Note payable assumed	213,532	—	—

(8) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE it its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable interestholder that consolidates the 'VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE: as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest. The Company had no variable interest entities as of December 31, 2006, 2005 and 2004.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS – (Continued)

(9) Differences between U.S. anti Canadian Generally accepted accounting principles and practices

The financial statements of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles may often differ in certain respects from those principles that the Company would have followed if its financial statements had been prepared in accordance with accounting principles generally accepted in Canada. However, those differences are not significant.

CERTIFICATE OF THE ISSUER

Date: April 23, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by section 27 of the *Securities Act* (Northwest Territories) and by section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NORTHSTAR HEALTHCARE INC.

By: (Signed) DONALD L. KRAMER, M.D.
Chief Executive Officer

By: (Signed) KENNETH J. KLEIN
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) CECIL F. FLEMING
Director

By: (Signed) ROBERT P. KANEE
Director

The Promoter

HEALTHCARE VENTURES, LTD.,
by HEALTHCARE VENTURES MANAGEMENT CORP.,
its sole General Partner

By: (Signed) DONALD L. KRAMER, M.D.
President

CERTIFICATE OF THE UNDERWRITERS

Date: April 23, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by section 27 of the *Securities Act* (Northwest Territories) and by section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and to our knowledge, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

BMO NESBITT BURNS INC.

By: (Signed) KENNETH MANGET

CIBC WORLD MARKETS INC.

By: (Signed) MARC LETOURNEAU

RBC DOMINION SECURITIES INC.

By: (Signed) J. CRAIG DUDRA

NATIONAL BANK FINANCIAL INC.

By: (Signed) MICHELLE FIEBIG

CANACCORD CAPITAL CORPORATION

By: (Signed) RONALD A. RIMER

WELLINGTON WEST CAPITAL MARKETS INC.

By: (Signed) JEFF REYMER




DALLAS
Palladium
Dallas Medical Center
TEXAS
HOUSTON
Humble
Palladium
Galleria
Baytown
Texas Medical Center
Kirby



Northstar Healthcare Inc.



Northstar Healthcare Inc.
Corporate Headquarters
4120 Southwest Freeway, Suite 150
Houston, TX 77027
Phone: 713.355.8614
Fax: 713.355.8615

Kirby Surgical Center – Houston
9300 Kirby Dr., Suite 100
Houston, TX 77054
Office: 832.201.5157
Fax: 832.201.5158

The Palladium for Surgery – Houston
4120 Southwest Freeway, Suite 200
Houston, TX 77027
Phone: 713.355.8600
Fax: 713.355.8069

The Palladium for Surgery – Dallas
5920 Forest Park, Suite 700
Dallas, TX 75235
Phone: 214.350.2400
Fax: 214.352.4862

River Oaks Pain Management – Galleria
4120 Southwest Freeway, Suite 230
Houston, TX 77027
Phone: 713.355.1500
Fax: 713.629.1945

River Oaks Pain Management – Humble
20202 Highway 59 North, Suite 300
Humble, TX 77338
Phone: 281.548.7246
Fax: 281.548.7254

River Oaks Pain Management – Baytown
4721 Garth Road, Suite A-100
Baytown, TX 77521
Phone: 281.427.1460
Fax: 281.427.1480


NORTHSTAR HEALTHCARE INC.

INVESTMENT AGREEMENT

MAY 9, 2007

Goodmans LLP

TABLE OF CONTENTS

Amendment to
Preliminary Long Form Prospectus (French)
April 23, 2007

PROSPECTUS PROVISOIRE MODIFIÉ ET MIS À JOUR

Premier appel public à l'épargne — Le 23 avril 2007



Northstar Healthcare Inc.

• $ CA

• actions ordinaires

Le présent premier appel public à l'épargne (le « placement ») de • actions ordinaires (les « actions ordinaires ») de Northstar Healthcare Inc. (« Northstar » ou l'« émetteur ») est offert sous forme de prise ferme par BMO Nesbitt Burns Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale inc., La Corporation Canaccord Capital et Wellington West Capital Markets Inc. (collectivement, les « preneurs fermes »). Se reporter à la rubrique « Mode de placement ».

L'émetteur est une société par actions constituée dans le but de procéder à l'acquisition indirecte ou à la gestion de centres de chirurgie ambulatoire aux États-Unis, ciblant dans un premier temps Houston et d'autres régions métropolitaines du Texas. Au départ, l'émetteur détiendra une participation indirecte dans deux centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et, individuellement, un « CCA de Northstar »), et gérera un centre de chirurgie ambulatoire à Dallas ainsi que trois cliniques de traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion de centres de chirurgie ambulatoire, et (ii) d'augmenter ses éléments d'actif et d'accroître les dividendes au moyen d'acquisitions sélectives et d'une croissance interne. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium ») et par Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Après la réalisation du placement, Northstar Healthcare Subco, L.L.C., filiale indirecte de l'émetteur (« Northstar Subco »), détiendra indirectement une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium détiendront une participation de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby, une participation de 40 % dans la société en commandite Kirby. Northstar aura droit à 87,5 % des distributions indirectement versées par les sociétés en commandite Northstar à Northstar Subco compte tenu de sa participation indirecte et à 87,5 % des frais de gestion payés par les sociétés en commandite Northstar et les centres gérés. Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), aura droit aux distributions et aux frais de gestion résiduels de 12,5 %. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar », « Convention d'investissement et opérations connexes », « Participation retenue » et « Emploi du produit ».

À la clôture du présent placement (la « clôture »), le conseil d'administration de l'émetteur a l'intention d'adopter une politique en matière de dividendes prévoyant le versement, sous réserve des lois applicables et de toute condition d'endettement prévalant à ce moment, de dividendes mensuels sur chacune de ses actions ordinaires selon un montant annuel de • $ CA par action.

Le prix d'offre des actions ordinaires a été fixé par voie de négociation entre Northstar, Ventures et les preneurs fermes. Se reporter à la rubrique « Mode de placement ». **Un placement dans les actions ordinaires est assujetti à certains facteurs de risque que l'acheteur éventuel devrait examiner attentivement avant d'acheter des actions ordinaires. Se reporter à la rubrique « Facteurs de risque ».**

Chaque action ordinaire confère un droit de vote. À la réalisation du présent placement, il y aura • actions ordinaires de l'émetteur en circulation. Se reporter à la rubrique « L'émetteur – Capital-actions ».



Northstar Healthcare Inc.



Northstar Healthcare Inc. est propriétaire de centres de chirurgie ambulatoire (CCA) à Houston et à Dallas, au Texas, et en assure la gestion et l'exploitation.

Northstar Healthcare détiendra une participation majoritaire dans deux CCA à Houston, au Texas, et gérera un CCA à Dallas ainsi que trois cliniques de traitement de la douleur à Houston. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans certaines spécialités cliniques de pointe, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé, tant pour les chirurgiens que pour les patients.


PALLADIUM HEALTHCARE

☆ The Palladium for Surgery – Houston

THE PALLADIUM FOR SURGERY (HOUSTON) est situé à Houston, au Texas, à moins d'un mille du complexe de bureaux et de magasins Galleria, se trouvant à quelques minutes du Texas Medical Center. Le CCA Palladium est surtout spécialisé en traitement de la douleur, en ORL, en podologie et en orthopédie.



☆ Kirby Surgical Center – Houston

LE KIRBY SURGICAL CENTER (HOUSTON) est situé à Houston, au Texas, à proximité des principaux complexes sportifs. Le personnel chirurgical de ce CCA de Northstar est composé en partie de médecins attitrés d'équipes sportives professionnelles. Le CCA Kirby est surtout spécialisé en traitement de la douleur, en ORL, en podologie et en orthopédie.



☆ The Palladium for Surgery – Dallas

THE PALLADIUM FOR SURGERY (DALLAS) est situé en plein cœur du Dallas' Medical Center et est surtout spécialisé en traitement de la douleur, en ORL, en podologie et en orthopédie.



Northstar Healthcare Inc.



○ River Oaks Pain Management Center – Humble



○ River Oaks Pain Management Center – Baytown



○ River Oaks Pain Management Center – Galleria

Installations RIVER OAKS PAIN MANAGEMENT – Établies en 1998, les trois installations situées dans la région de Houston, au Texas, comptent trois médecins et plus de 12 membres du personnel. Northstar Healthcare est chargée de la gestion de ce groupement de bureaux de médecins.



Dans le cadre du présent placement, les preneurs fermes sont autorisés à réaliser des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux autres que ceux qui existaient autrement sur le marché libre. **Les preneurs fermes peuvent offrir les actions ordinaires à un prix plus bas que celui indiqué ci-dessous. Se reporter à la rubrique « Mode de placement ». Il n'existe actuellement aucun marché par l'entremise duquel les actions ordinaires peuvent être vendues et les acheteurs pourraient ne pas être en mesure de revendre les actions ordinaires achetées aux termes du présent prospectus.**

Prix : ● $ CA par action ordinaire

	Prix d'offre	Rémunération des preneurs fermes[1]	Produit net revenant à l'émetteur[2]
Par action ordinaire	● $ CA	● $ CA	● $ CA
Total[3]	● $ CA	● $ CA	● $ CA

Notes :

1) Les preneurs fermes recevront une rémunération correspondant à ● % du prix des actions ordinaires offertes aux présentes.

2) Après déduction de la rémunération des preneurs fermes mais avant déduction des frais du placement, estimés à ● $ CA, qui seront prélevés par l'émetteur pour le compte de certaines de ses filiales, y compris Northstar Acquisition, sur le produit du placement.

3) L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie à tout moment pendant une période de 30 jours suivant la clôture, permettant d'acheter jusqu'à ● actions ordinaires supplémentaires selon les mêmes modalités que celles susmentionnées et exclusivement pour couvrir les attributions excédentaires, s'il en est, et à des fins de stabilisation du marché. Si l'option pour attributions excédentaires est levée intégralement, le prix d'offre total, la rémunération des preneurs fermes et le produit net revenant à l'émetteur s'élèveront à ● $ CA, ● $ CA et ● $ CA, respectivement. Se reporter à la rubrique « Mode de placement ». Le présent prospectus vise le placement de l'option pour attributions excédentaires et le placement des actions ordinaires pouvant être émises à la levée de cette option.

Les preneurs fermes offrent conditionnellement, pour leur propre compte, des actions ordinaires, sous réserve de leur vente préalable, et sous réserve de leur émission par l'émetteur et de leur acceptation par les preneurs fermes conformément aux modalités figurant dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Goodman LLP pour le compte de l'émetteur, de Borden Ladner Gervais S.R.L., s.e.n.c.r.l. pour le compte des preneurs fermes et, à l'égard des questions liées à l'impôt sur le revenu fédéral des États-Unis, par Kaye Scholer LLP pour le compte de l'émetteur et par Shearman & Sterling LLP pour le compte des preneurs fermes.

Les souscriptions d'actions ordinaires seront reçues sous réserve du droit de les rejeter ou de les attribuer, en totalité ou en partie, et du droit de clore les registres de souscription à tout moment sans préavis. Le placement sera effectué au moyen du système d'inscription en compte. Par conséquent, le souscripteur qui achète des actions ordinaires ne recevra qu'un avis d'exécution du courtier inscrit par l'intermédiaire duquel les actions ordinaires seront achetées. Service de dépôt et de compensation CDS Inc. (« CDS ») inscrira les adhérents de la CDS détenteurs des actions ordinaires au nom des détenteurs qui ont acheté ou transféré des actions ordinaires au moyen du système d'inscription en compte. Les certificats attestant les actions ordinaires ne seront émis que sur demande. La date de clôture du présent placement devrait avoir lieu vers le ● 2007 ou à toute autre date dont l'émetteur et les preneurs fermes pourront convenir (la « date de clôture »), mais dans tous les cas au plus tard le ● 2007. L'acquéreur d'actions ordinaires ne recevra qu'une confirmation du client de la part du courtier inscrit qui est un adhérent à la CDS et de qui ou par l'intermédiaire duquel les actions ordinaires sont achetées.

Ventures, le promoteur du présent placement, est constitué sous le régime des lois d'un territoire étranger et réside à l'extérieur du Canada. Bien que Ventures ait désigné l'émetteur (250, Yonge Street, bureau 2400, Toronto (Ontario) Canada M5B 2M6) comme mandataire aux fins de signification en Ontario, il se peut que les investisseurs ne puissent faire exécuter contre le promoteur des jugements rendus par les tribunaux canadiens en application des sanctions civiles prévues par la législation en valeurs mobilières de certaines provinces ou de certains territoires du Canada. Se reporter à la rubrique « Facteurs de risque – Risques liés à la structure de l'émetteur et du présent placement – Restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens ».

TABLE DES MATIÈRES

MISE EN GARDE CONCERNANT LES ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus constituent des « énoncés prospectifs » qui reflètent les attentes actuelles de la direction concernant la croissance, les résultats d'exploitation, le rendement et les possibilités et occasions d'affaires futures. Les énoncés prospectifs ne sont que des prévisions qui n'offrent aucune garantie quant au rendement. Lorsqu'ils sont utilisés, des termes tels que « pourrait », « devrait », « ferait », « pourra », « anticiper », « croire », « planifier », « s'attendre à », « avoir l'intention de », « estimer », « viser », « s'efforcer de », et d'autres termes semblables marquent habituellement la présence de tels énoncés prospectifs. Ces énoncés reflètent les attentes actuelles de la direction concernant des événements futurs en fonction des renseignements actuellement mis à sa disposition. Les énoncés prospectifs sont assujettis à des risques, des incertitudes et des hypothèses considérables connus ou inconnus. Les principales suppositions rattachées aux énoncés prospectifs dans le présent prospectus ont trait à ce qui suit : la croissance, les dépenses en immobilisations, la situation de la concurrence et la conjoncture économique générale. De nombreux facteurs pourraient faire en sorte que nos résultats, notre rendement ou nos réalisations réelles diffèrent sensiblement des résultats, du rendement ou des réalisations futures qui pourraient être exprimés ou sous-entendus dans ces énoncés prospectifs, notamment les facteurs énoncés à la rubrique « Facteurs de risque » du présent prospectus. Si un ou plusieurs de ces risques ou incertitudes survenait, ou si les hypothèses qui sous-tendent les énoncés prospectifs se révélaient erronées, les résultats, le rendement ou les réalisations réelles pourraient différer sensiblement de ce qui est exprimé ou sous-entendu dans les énoncés prospectifs figurant dans le présent prospectus. Ces facteurs devraient être examinés attentivement et les épargnants éventuels ne devraient pas se fier indument sur les énoncés prospectifs. Bien que les énoncés prospectifs figurant dans le présent prospectus soient fondés sur des hypothèses que la direction juge raisonnables actuellement, nous ne pouvons garantir aux épargnants éventuels que les résultats, le rendement ou les réalisations réels seront conformes à ces énoncés prospectifs. Les présents énoncés prospectifs sont faits en date du présent prospectus et nous n'avons pas l'intention, ni n'avons aucune obligation, de les mettre à jour ou de les modifier.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Ce prospectus contient des renvois au BAIIA (bénéfice avant intérêts, impôts et amortissement). La direction estime que le BAIIA est une mesure supplémentaire utile des liquidités disponibles à des fins de distribution avant le service de la dette, les dépenses affectées aux immobilisations et les impôts. Toutefois, le BAIIA n'est pas une mesure des bénéfices reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres émetteurs. Les investisseurs sont avertis de ne pas considérer le BAIIA comme une mesure susceptible de remplacer le bénéfice net ou la perte nette (qui sont établis conformément aux PCGR ou aux PCGR du Canada) en tant qu'indicateur du rendement de l'émetteur ou de Northstar Partnerships ou à titre de mesure des liquidités et des flux de trésorerie. La méthode utilisée par l'émetteur pour établir le BAIIA peut différer considérablement des méthodes appliquées par d'autres sociétés ouvertes et pourrait ne pas se comparer aux mesures du même nom utilisées par d'autres sociétés ouvertes.

Ce prospectus contient aussi des références aux produits nets gagnés, qui représente les paiements actuels reçus des tiers payeurs et des patients, moins les remboursements. Les produits nets gagnés ne sont pas des revenus constatés selon les PCGR ou les PCGR canadiens et n'ont pas de définition standardisée par les PCGR ou les PCGR canadiens.

QUESTIONS D'ORDRE GÉNÉRAL

Les données relatives au marché et les prévisions concernant le secteur d'activités qui sont présentées dans le présent prospectus ont été obtenues de différentes sources d'information publiques. Bien que nous croyons que ces sources d'information indépendantes sont habituellement fiables, le degré de pertinence et d'intégralité de ces renseignements n'est pas garanti et n'a pas été vérifié de manière indépendante.

Notre site Web est le *www.Northstar-Healthcare.com.* Les renseignements figurant dans notre site Web ne sont pas destinés à être joints ni intégrés par renvoi au présent prospectus et les acquéreurs éventuels ne devraient pas se fier à ces renseignements pour déterminer la pertinence d'un placement dans nos actions ordinaires.

Les graphiques et les tableaux présentant notre historique de rendement dans le présent prospectus servent exclusivement à illustrer les effets du rendement passé. Les rendements passés n'indiquent pas nécessairement les rendements qui seront atteints dans le futur.

Dans le présent prospectus, les termes « Northstar », « émetteur », « nous » et « notre » désignent Northstar Healthcare Inc., à moins que le contexte n'indique ou n'exige autrement.

À moins d'indication contraire ou à moins que le contexte n'exige autrement, toutes les références faites à des années dans le présent prospectus désignent des années civiles.

Les pourcentages indiqués dans les tableaux ont été arrondis et, par conséquent, ils pourraient ne pas totaliser 100 %. Certaines données financières ont également été arrondies. Par conséquent, les sommes des données présentées dans le présent document pourraient varier légèrement des sommes arithmétiques réelles de ces données.

RENSEIGNEMENTS RELATIFS AUX DEVISES ET AUX TAUX DE CHANGE

Dans le présent prospectus, à moins d'indication contraire, le numéraire est exprimé en dollars américains. Les signes « $ », « $ US » ou le terme « dollars américains » font référence à la monnaie ayant cours légal aux États-Unis, et le signe « $ CA » ou le terme « dollars canadiens » font référence à la monnaie ayant cours légal au Canada.

Les sociétés en commandite Northstar exercent leurs activités aux États-Unis et leurs produits d'exploitation et leurs frais sont libellés, générés et encourus en dollars américains. Par conséquent, les états financiers consolidés pro forma de l'émetteur et les états financiers des sociétés en commandite Northstar qui sont joints au présent prospectus sont libellés en dollars américains.

Le tableau suivant présente les taux de change extrêmes pour un dollar américain, exprimés en dollars canadiens, pour les périodes désignées, le taux de change à la fin de ces périodes et la moyenne de ces taux de change au dernier jour de chaque mois de chacune de ces périodes, en fonction du taux à midi en dollars canadiens déclaré par la Banque du Canada :

	Exercices terminés le 31 décembre		
	2006	2005	2004
Bas	1,1726	1,2704	1,3968
Haut	1,0990	1,1507	1,1774
Fin de période	1,1653	1,1651	1,2036
Taux moyen	1,1342	1,2116	1,3015

Le • 2007, le cours du change au comptant à midi tel qu'annoncé par la Banque du Canada pour la conversion des dollars américains en dollars canadiens était de 1,00 $ US pour • $ CA.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Goodmans LLP, conseillers juridiques de l'émetteur, et de Borden Ladner Gervais S.R.L., s.e.n.c.r.l., conseillers juridiques des preneurs fermes, à la date du présent prospectus, les actions ordinaires, lorsqu'elles seront inscrites à la cote de la Bourse de Toronto, seront des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et de ses règlements (désignés collectivement la « Loi de l'impôt ») pour une fiducie régie par un régime enregistré d'épargne-retraite, un fonds enregistrés de revenu de retraite, un régime enregistré d'épargne-études ou un régime de participation différée aux bénéfices.

SENS DE CERTAINS TERMES CLÉS

Les termes clés utilisés dans le présent prospectus ont le sens qui leur est donné dans la rubrique intitulée « Glossaire ».

Dans le présent prospectus, « direction » s'entend, à moins d'indication contraire, de la direction de l'émetteur et de la direction de Northstar Healthcare Acquisitions L.L.C.

Dans le présent prospectus, « revenus nets provenant des services fournis aux patients » s'entend des revenus bruts reçus des patients, moins les provisions pour les rajustements contractuels avec des payeurs tiers, notamment Medicare, Medicaid ou des payeurs privés dans le cadre de régimes de soins gérés.

Dans le présent prospectus, « procédure » s'entend d'un service individuel fourni à un patient. Dans un cas type de chirurgie, un certain nombre de procédures sont habituellement effectuées. Par exemple, au cours de l'année 2006, 36 400 procédures ont été effectuées par les CCA de Northstar, ce qui correspond à 10 251 cas.

Dans le présent prospectus, « capacité » s'entend, lorsqu'utilisé à l'égard d'un CCA, de la période de temps durant laquelle un bloc opératoire est occupé ou utilisé, divisée par la période de temps durant laquelle, de l'avis de la direction, le bloc opératoire pourrait être occupé ou utilisé, en règle générale, huit heures par jour, cinq jours semaine.

Dans le présent prospectus, sauf indication contraire, le terme « PCGR » désigne les principes comptables généralement reconnus des États-Unis. Les états financiers vérifiés des sociétés en commandite Northstar figurant dans le présent prospectus ont été établis conformément aux principes comptables généralement reconnus des États-Unis qui, tels qu'ils sont appliqués aux sociétés en commandite Northstar, sont conformes à tous les égards importants avec les PCGR du Canada, tels qu'ils sont décrits dans les notes afférentes aux états financiers consolidés pro forma de l'émetteur pour l'exercice terminé le 31 décembre 2006. Les états financiers consolidés pro forma de l'émetteur figurant ailleurs au présent prospectus ont été établis conformément aux principes comptables généralement reconnus du Canada qui, tels qu'ils s'appliquent à l'émetteur, sont conformes sous tous les aspects importants aux PCGR.

Sauf indication contraire, les renseignements figurant dans le présent prospectus ne donnent pas effet à la levée de toute partie de l'option pour attributions excédentaires.

SOMMAIRE DU PROSPECTUS

Le texte qui suit constitue un sommaire des principales caractéristiques du présent placement et devraient être lu intégralement à la lumière des renseignements prédétaillés ainsi que des données financières et des états financiers figurant ailleurs dans le présent prospectus. Certains termes utilisés dans le présent prospectus sont définis à la rubrique « Glossaire ». À moins d'indication contraire, les renseignements figurant dans le présent prospectus supposent que les étapes à la rubrique « Convention d'investissement et opérations connexes » ont été réalisés.

L'émetteur

L'émetteur est une société qui a été constituée pour acquérir indirectement ou pour gérer, ou les deux, des centres de chirurgie ambulatoire aux États-Unis, en se concentrant initialement sur la région de Houston et d'autres régions métropolitaines au Texas. Initialement, l'émetteur sera indirectement propriétaire d'une participation dans deux des plus importants centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et individuellement un « CCA de Northstar ») et gérera un centre de chirurgie ambulatoire à Dallas et trois cliniques pour le traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir sa base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium » et Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Après la réalisation du placement, Northstar Healthcare Subco, L.L.C., filiale indirecte de l'émetteur (« Northstar Subco »), détiendra indirectement une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium détiendront une participation de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby, une participation de 40 % dans la société en commandite Kirby. Northstar aura droit à 87,5 % des distributions indirectement versées par les sociétés en commandite Northstar à Northstar Subco compte tenu de sa participation indirecte et à 87,5 % des frais de gestion payés par les sociétés en commandite Northstar et les centres gérés. Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), aura droit aux distributions et aux frais de gestion résiduels de 12,5 %. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar », « Convention d'investissement et opérations connexes », « Participation retenue » et « Emploi du produit ».

Survol de l'industrie

Bref aperçu du marché des soins de santé aux États-Unis

Les États-Unis constituent le plus important marché au monde pour les services de soins de santé. Comme le démontre le graphique ci-dessous, CMS prévoit que les dépenses globales engagées annuellement pour les soins de santé aux États-Unis augmenteront de 2,17 trillions de dollars en 2006 à 2,88 trillions de dollars en 2010, des augmentations annuelles devant s'élever en moyenne à environ 7 % comparativement à un taux d'inflation global annuel prévu de 3,6 % au cours de la même période.

Dépenses pour les soins de santé aux États-Unis
1980 à 2015[1)]



4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
(En milliards de $)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Année

Source : CMS

1) Les chiffres pour les années 2006 à 2015 sont des prévisions.

Assurance-maladie

Les services de soins de santé aux États-Unis sont payés en grande partie par une combinaison de payeurs publics et privés. Environ 85 % de la population est couverte par l'assurance-maladie à un certain degré, ce qui comprend les régimes d'assurance-maladie financés publiquement et les régimes d'assurance-maladie privés. Les régimes d'assurance-maladie financés publiquement comprennent le régime Medicare, qui est destiné généralement aux personnes de 65 ans et plus, le régime Medicaid qui est destiné généralement aux personnes défavorisées et d'autres programmes spécialisés pour le personnel militaire, les employés fédéraux et divers autres groupes. Le régime Medicare est géré et financé par le gouvernement fédéral des États-Unis, tandis que le régime Medicaid est géré en grande partie au niveau étatique, l'appui financier provenant du gouvernement fédéral. L'assurance-maladie privée aux États-Unis consiste majoritairement en une couverture offerte généralement dans le cadre de l'emploi et qui est basée sur un système de payeurs tiers. Ces régimes offrent habituellement aux assurés des services de soins de santé de portée générale et offrent également aux patients des stimulants financiers pour qu'ils utilisent les prestataires de soins de santé associés à ces régimes.

Établissements de chirurgie

Au cours des 20 dernières années, il y a eu une augmentation constante du nombre d'interventions chirurgicales réalisées aux États-Unis, la demande étant dictée par les progrès technologiques, des consommateurs mieux avertis et une plus grande espérance de vie. Durant les années 1970, les hôpitaux traditionnels ont été les principaux prestataires d'interventions chirurgicales aux États-Unis. Depuis, les progrès soutenus réalisés dans les domaines de l'anesthésie,

des techniques médicales et des appareils médicaux ont réduit le caractère effractif de plusieurs interventions chirurgicales, les rendant plus sécuritaires et plus efficaces. De l'avis de la direction, il s'agit de la principale raison qui explique pourquoi le nombre d'interventions chirurgicales réalisées dans d'autres genres d'établissements de chirurgie, notamment des hôpitaux spécialisés et des CCA, a connu un taux de croissance important au cours des dernières années, excédant de loin le nombre de cas et d'interventions recensés en milieu hospitalier traditionnel.

En règle générale, les hôpitaux traditionnels ont les équipements, l'infrastructure et le personnel nécessaires pour entreprendre des chirurgies effractives parmi les plus complexes. Elles offrent habituellement une gamme complète de services de soins de santé, notamment la chirurgie générale, les soins intensifs, les soins aigus, les procédures d'obstétrique, d'imagerie et de diagnostic, les services de laboratoire clinique et de pharmacie et les interventions d'urgence. En raison de la gamme variée de services offerts, les hôpitaux traditionnels ont habituellement des exigences de capitaux, d'infrastructure et de personnel beaucoup plus importantes que les établissements de chirurgie de rechange. Au cours des dernières années, les hôpitaux traditionnels ont été confrontés à plusieurs défis, notamment les pressions exercées par les obligations de remboursement, les pénuries d'infirmières, l'augmentation des coûts d'approvisionnement, la montée en flèche des dépenses relatives à la technologie de l'information, la hausse des primes d'assurance et les infrastructures vieillissantes.

Les hôpitaux spécialisés sont des établissements autonomes qui ne sont pas situés dans l'enceinte d'un hôpital traditionnel offrant la gamme complète des services. Les hôpitaux spécialisés sont autorisés à offrir à la fois des procédures de soins externes et des procédures chirurgicales nécessitant un séjour en milieu hospitalier supérieur à 24 heures, lesquelles sont communément désignées des « procédures de soins internes ». Dans l'État du Texas, les hôpitaux spécialisés sont assujettis aux mêmes exigences que les hôpitaux traditionnels en ce qui a trait aux permis. Par conséquent, même si, en règle générale, les hôpitaux spécialisés effectuent seulement des interventions selon un horaire établi, ils doivent également offrir des services d'urgence.

Les centres de chirurgie ambulatoire, comme les CCA de Northstar, offrent une solution de rechange au milieu institutionnel d'un hôpital traditionnel ou spécialisé pour les interventions chirurgicales selon un horaire établi (par opposition aux interventions d'urgence). À la différence des hôpitaux traditionnels ou spécialisés, les CCA sont généralement autorisés à effectuer uniquement des interventions chirurgicales qui ne nécessitent pas un séjour en milieu hospitalier dépassant les 24 heures. Par conséquent, les CCA ne prennent pas les patients dont les interventions nécessitent un séjour en milieu hospitalier. Ces procédures sont communément désignées des « procédures de soins externes ». En règle générale, les CCA se concentrent sur une ou plusieurs spécialités cliniques, notamment l'orthopédie, l'ophtalmologie, le traitement de la douleur, l'oto-rhino-laryngologie, l'endoscopie, la côlonscopie, la podologie, les problèmes de santé des femmes et d'autres interventions chirurgicales de nature générale. En privilégiant un type limité d'interventions spécialisées à volume élevé, les médecins et le personnel des CCA sont en mesure de mettre au point des pratiques et des techniques qui augmentent leur productivité et, par conséquent, qui offrent généralement une meilleure qualité de soins à un coût moins élevé pour l'établissement que les hôpitaux traditionnels.

Croissance du secteur des CCA

D'après la Federated Ambulatory Surgery Association, le nombre de cas de chirurgies externes effectuées dans les CCA aux États-Unis est passé de 2,3 millions en 1990 à plus de 7 millions en 2005, soit une augmentation supérieure à 200 %. Selon la Federated Ambulatory Surgery Association, les CCA ont pratiqué plus de 12 millions d'interventions aux États-Unis en 2005. D'après un rapport de la Medicare Payment Advisory Commission en date de mars 2006, le nombre de CCA qui ont obtenu l'attestation de Medicare est passé de 2 786 en 1999 à 4 506 en 2005, soit une augmentation de 62 %. Comme le démontre le graphique ci-dessous, le pourcentage des interventions chirurgicales effectuées en milieu externe (notamment les CCA) comparativement aux hôpitaux traditionnels et spécialisés a augmenté considérablement au cours des 25 dernières années.


Volume des interventions chirurgicales effectuées en milieu interne
par rapport à celles effectuées en milieu externe
Entre 1981 et 2005[1)]
Interventions
(en millions de dollars)
60
50
40
30
20
10
0
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
□ Interventions effectuées en milieu externe
■ Interventions effectuées en milieu interne

Source : Analyse réalisée par Avalere Health de l'étude de Verispan intitulée « Diagnostic Imaging Center Profiling Solution, 2004 » et les données du sondage annuel de l'American Hospital Association sur les hôpitaux communautaires, 1981 à 2004.

1) Les données pour 2005 sont estimatives.

De l'avis de la direction, la croissance du secteur des CCA peut être attribuée principalement aux trois facteurs suivants :

- *Progrès sur le plan technologique.* Des améliorations technologiques ont grandement facilité l'exécution d'un vaste éventail d'interventions dans les CCA. Des produits anesthésiques à action plus rapide et plus efficace et des techniques moins effractives (notamment l'arthroscopie et l'endoscopie) ont réduit la nature traumatisante des interventions chirurgicales (par exemple, en éliminant le besoin pour de grandes incisions) de même que les délais de récupération de la part des patients après la chirurgie. On prévoit qu'un nombre grandissant d'interventions chirurgicales pourront se faire dans le cadre d'un CCA au fur et à mesure que d'autres progrès sont réalisés dans le domaine des sciences médicales.

- *Solution de rechange à coûts moins élevés.* Une étude réalisée en 2005 par The Moran Company a démontré que les montants réclamés relativement aux interventions effectuées dans les CCA coûtent en moyenne 320 $ moins cher par intervention à Medicare, comparativement aux interventions qui sont pratiquées dans les hôpitaux traditionnels. En règle générale, une intervention chirurgicale réalisée dans un CCA coûte moins cher qu'une intervention chirurgicale externe effectuée dans un hôpital en raison de la meilleure planification des horaires, des coûts de développement moins élevés pour l'installation, de l'utilisation plus efficace du personnel et de l'emplacement, d'un milieu d'exploitation spécialisé axé sur le contrôle des coûts et d'une demande réduite pour un séjour jusqu'au jour suivant ou prolongé en milieu hospitalier.

- *Préférence des patients et des chirurgiens.* Les CCA offrent aux chirurgiens plus de souplesse quant à la planification des horaires, une plus grande commodité, du personnel infirmier plus constant et des délais d'exécution plus rapides entre les cas. De plus, la direction croit que les patients préfèrent le milieu moins institutionnel, les niveaux plus élevés de services à la clientèle, de même que la commodité, les procédures administratives simplifiées et la plus grande souplesse quant à la planification des horaires qu'offrent les CCA.

Se reporter à la rubrique « Survol de l'industrie ».

Activités de Northstar

Les sociétés en commandite Palladium et Kirby détiennent et exploitent deux CCA à Houston, au Texas. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans un nombre limité de spécialités cliniques, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé tant pour les chirurgiens que les patients. Les CCA de Northstar comprennent The Palladium for Surgery (le « CCA Palladium ») et le Kirby Surgery Center (le « CCA Kirby »).

Ensemble, les CCA de Northstar ont sept blocs opératoires, trois salles de traitement ou de procédures, qui sont habituellement utilisés par des spécialistes en traitement de la douleur ou pour les côlonoscopies, 12 lits pré-opératoires, 17 lits post-opératoires ou de convalescence et 91 chirurgiens jouissant des privilèges du personnel médical. Se reporter à la sous-rubrique « – Description des CCA de Northstar » ci-après.

Les CCA de Northstar n'offrent pas la gamme complète des services habituellement offerts par les hôpitaux traditionnels, mais sont plutôt axés sur certaines spécialisations cliniques, notamment la chirurgie orthopédique, la chirurgie podologique, la chirurgie ORL, le traitement de la douleur et la chirurgie générale. Se reporter à la sous-rubrique « – Modèle des revenus – Composition des cas » ci-après.

En plus d'être propriétaire et exploitant des CCA de Northstar, Northstar Acquisitions fournira des services de gestion aux centres gérés, qui au départ sont The Palladium for Surgery – Dallas et River Oaks Pain Management.

Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir la base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives.

L'équipe de direction sera à l'emploi de Northstar Acquisitions L.L.C. (« Northstar Acquisitions »). En plus d'avoir une participation majoritaire dans les CCA de Northstar et de les gérer, Northstar Acquisitions gérera également les centres gérés. Northstar Acquisitions recevra des centres gérés des honoraires de gestion correspondant à 10 % de leurs revenus recouvrés nets. Se reporter à la sous-rubrique « – Description des centres gérés » ci-après.

Atouts de Northstar

La direction croit que Northstar possède plusieurs attributs qui lui permettent de se démarquer de ses concurrents, à savoir les hôpitaux traditionnels, les centres de chirurgie spécialisés et d'autres CCA. Ces attributs comprennent :

- *Projet avantageux à multiples facettes pour les chirurgiens, les patients et les payeurs.* Les CCA de Northstar offrent un milieu de travail où les chirurgiens peuvent fournir des services de soins de santé de grande qualité et profiter au maximum de leur volume de cas. La direction croit que les CCA de Northstar sont exploités de façon efficace dans le but de réduire les délais pour les patients et d'offrir un cadre beaucoup plus agréable qu'un hôpital traditionnel. De plus, la direction croit que les CCA de Northstar peuvent fournir des services de soins de santé d'une façon plus rentable que les hôpitaux traditionnels.
- *Rendements financiers et d'exploitation solides.* Les CCA de Northstar jouissent d'un rendement financier amélioré. Le total des revenus nets provenant des services fournis aux patients pour les sociétés en commandite Northstar ont augmenté, passant d'environ 20,3 millions de dollars en 2004 à 47,0 millions de dollars en 2006, soit une augmentation de 131 %.
- *Perspectives intéressantes pour la croissance interne.* Les CCA de Northstar jouissent d'une importante capacité en ce qui a trait à l'accroissement futur du volume des cas. La direction croit que les CCA de Northstar fonctionnent considérablement en-dessous de leur capacité optimale.
- *Le milieu des CCA offre de nombreuses cibles d'acquisitions.* D'après la Foundation for Ambulatory Surgery in America, il y a à l'heure actuelle plus de 4 600 CCA aux États-Unis. Le secteur des CCA est très fragmenté, les sept premiers intervenants représentant collectivement seulement environ 15 % de l'ensemble du marché. Northstar constitue une plateforme intéressante pour des CCA appartenant à des chirurgiens, car elle possède une équipe de direction chevronnée et des ressources importantes. La direction a mis en place une stratégie d'acquisition sélective dans le but d'appuyer la croissance future.
- *Droit de propriété des chirurgiens.* Les médecins commanditaires de la société en commandite Palladium conserveront une participation de société en commandite à hauteur de 45 % dans la société en commandite

Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. En raison de la structure particulière du droit de propriété, les médecins commanditaires de chaque CCA de Northstar ont un intérêt financier important et continu dans la réussite de la CCA en question.

- *Composition favorable de payeurs.* En 2006, environ 99 % des revenus perçus par les sociétés en commandite Northstar provenaient de payeurs privés (ou non gouvernementaux), le solde de 1 % provenant des régimes Medicare et Medicaid. Selon la direction, le fait que Northstar table sur des sources de payeurs privés signifie que Northstar sera moins sensible aux risques associés aux changements qui peuvent être apportés aux programmes de paiement gouvernementaux. Le graphique qui suit présente la composition des payeurs combinée pour les sociétés en commandite Northstar au cours des trois dernières années.

Revenus nets provenant des services fournis aux patients – Sources des payeurs[1)]


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
2004
2005
2006
Assurance privée et autres sources de paiements privés
Programme d'accidents du travail
Medicare/Medicaid

1) Non vérifié.

- *Concentration géographique sur le marché en pleine croissance de Houston.* Les CCA de Northstar sont situés à Houston, au Texas, dont la population s'élève à 4,9 millions d'habitants. Le Texas Medical Center, avec plus de cinq millions de rendez-vous/patients annuellement et un des taux de densité les plus élevés au monde en termes de cliniques et d'établissements de recherche médicale et de sciences de base, est le plus important district médical au monde. De plus, plusieurs sociétés nationales et multinationales oeuvrant dans les secteurs de l'énergie, la fabrication, les finances et les services ont des bureaux à Houston et ces entreprises offrent une couverture d'assurance-maladie privée avec remboursement à leurs employés.

- *Équipe de direction chevronnée.* L'équipe de direction sera à l'emploi de Northstar Acquisitions. Cette équipe de direction de Northstar, dirigée par Donald Kramer, M.D., son chef de la direction, a une vaste expérience dans les secteurs des CCA et des soins de santé et jouit d'une excellente réputation pour ce qui est de l'acquisition et l'exploitation avec succès d'établissements de soins de santé externes. L'équipe de direction possède également des connaissances approfondies du marché des soins de santé de Houston, ce qui, à son avis, permettra à Northstar d'attirer et de retenir des chirurgiens doués à l'avenir. L'équipe de direction de Northstar Acquisitions est composée principalement de l'équipe de direction du CCA Palladium. Lorsqu'elle oeuvrait pour le CCA Palladium, l'équipe de direction et M. Kramer étaient responsables de l'expansion et de la croissance du CCA Palladium. La direction aura comme objectif de mettre en place les « meilleures pratiques » pour les CCA de Northstar ainsi que pour les autres CCA acquis à l'avenir. À la clôture, M. Kramer sera propriétaire d'une participation indirecte importante dans Northstar à titre de commanditaire unique de Ventures. Se reporter aux rubriques « Administrateurs, dirigeants et la direction – Northstar Acquisition » et « Membres de la direction et personnes intéressés dans des opérations importantes ».

Stratégie de croissance de Northstar

Northstar a l'intention de mettre en œuvre une stratégie de croissance qui comprend à la fois la croissance interne, en augmentant le rendement des CCA existants de Northstar, et l'exécution d'une stratégie d'acquisition sélective.

- *Croissance interne.* D'après la direction, en 2006, les CCA de Northstar ont fonctionné collectivement à environ 36 % de leur capacité globale, ce qui est bien en-dessous de leur capacité optimale. La direction entreprend une gamme de mesures en vue d'accroître l'utilisation de la capacité excédentaire des CCA de Northstar, y compris la mise en place des « meilleures pratiques » suivantes (i) identifier, attirer et retenir des professionnels compétents en soins de santé; (ii) meilleure efficacité opérationnelle; (iii) mesures de commercialisation efficaces; et (iv) négociation des contrats d'assurance avec les tiers payeurs.
- *Croissance au moyen d'acquisitions.* Le secteur des CCA aux États-Unis est très fragmenté, consistant en plus de 4 600 établissements à l'échelle du pays, les sept plus importantes entreprises ne représentant qu'environ 15 % du marché global. Rien qu'au Texas, plus de 300 établissements sont autorisés à exercer des activités à titre de CCA, dont 60 à Houston. Compte tenu de la nature hautement fragmentée du marché aux États-Unis en général et au Texas en particulier, la direction croit que l'acquisition de CCA additionnels est une source de croissance. Northstar prévoit initialement de saisir d'autres occasions d'acquisition de CCA au Texas et possiblement dans d'autres régions des États-Unis, lesquelles viendraient compléter sa philosophie principale axée sur l'acquisition de CCA multiples situés dans des régions métropolitaines intéressantes de grande envergure.

Se reporter à la rubrique « Activités de Northstar ».

Structure postérieure à la clôture

Le diagramme ci-dessous illustre la structure de la propriété de Northstar à la réalisation du placement ainsi que des opérations dont il est question dans la convention d'investissement. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».


INVESTISSEURS PUBLICS
100 % d'actions ordinaires
Northstar Healthcare Inc.
Healthcare Ventures, Ltd.
Participation de 87,5 % 1)
Participation de 12,5 % 1)7)
Sociétés de portefeuille américaines
Convention de gestion
55 %2)3)4)
60 %2)5)
Société en commandite Palladium
Société en commandite Kirby
Palladium Dallas6)
River Oaks Pain Clinic

Notes :

1) Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

2) Propriété indirecte qui comprend la participation de commandité.
3) En supposant que l'option pour attributions excédentaires est levée intégralement, il s'agirait d'une participation de 70 %.
4) La participation restante de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) est détenue par les médecins commanditaires.
5) La participation restante de 40 % est détenue par les médecins commanditaires.
6) Northstar possède un droit de premier refus sur toute vente future de The Palladium for Surgery – Dallas.
7) M. Donald L. Kramer, M.D. et chef de la direction de l'émetteur, est propriétaire d'une participation dans Ventures, la société en commandite Palladium et The Palladium for Surgery – Dallas. Se reporter à la rubrique « Membres de la direction et personnes intéressés dans des opérations importantes ».

Données financières pro forma sélectionnées de l'émetteur

Le tableau suivant fournit un choix de données financières de l'émetteur pour l'exercice terminé le 31 décembre 2006 :

En milliers de $ US	**Exercice terminé le 31 décembre 2006** (non vérifiés)
Produits nets tirés des services aux patients	47 023 $
Bénéfice net	29 739
Ajustements du bénéfice net	
Frais d'intérêts	234
Amortissement	1 150
Frais de gestion[1]	1 824
Frais d'assurance[2]	1 871
Frais de gestion des centres gérés[3]	360
Augmentation des frais généraux, administratifs et autres dépenses de Northstar Acquisitions[4]	(2 237)
Augmentation des frais généraux, administratifs et autres dépenses de l'Émetteur[5]	(853)
BAIIA[6] pro forma	32 088 $
Marge du BAIIA[7] pro forma	68,2 %
Participations minoritaires dans Physician Limited Partners[8]	(13 606)
Distribution à Ventures[9]	(1 904)
BAIIA[6] pro forma net de la participation minoritaire de Physician Limited Partners et des distributions à Ventures[10]	16 578 $
Marge de BAIIA[7] pro forma net de la participation minoritaire de Physician Limited Partners et des distributions aux entreprises	35,3 %

Notes :

1) La société en commandite Palladium paie des frais de gestion de 10 % des revenus nets collectés. Ces frais cesseront à la clôture du Placement.
2) La société en commandite Palladium paie des assurances sur la propriété et responsabilité à une société d'assurance affiliée à deux de ses médecins associés commanditaires et d'une épouse. Les ententes de paiement cesseront à la clôture du Placement.
3) Northstar Acquisitions va recevoir des revenus de gestion des centres gérés égal à 10 % de leurs revenus collectés nets.
4) La direction estime qu'après le Placement, Northstar Acquisitions encourra des frais généraux et administratifs de façon continue pour la rémunération courante des employés de Northstar Acquisitions, du loyer, des frais de marketing et autres frais administratifs pour la corporation.
5) Comprend les frais administratifs estimatifs à encourir par l'émetteur après le Placement sur les exigences de l'information continue pour les sociétés ouvertes, les relations avec les investisseurs, les frais des administrateurs et autres charges.
6) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».
7) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.
8) Représente les distributions estimatives aux médecins associés commanditaires de chaque société en commandite Northstar, qui conservera une participation d'associé de 45 % dans la société en commandite Palladium (en assumant qu'il n'y aura pas de d'exercice d'options) et une participation d'associé de 40 % dans la société en commandite Kirby.
9) Inclus 1 536 $ des distributions estimatives des actions de catégorie B de Subco et 368 $ de distributions estimatives sur les parts de catégorie B acquises.
10) Les montants pro forma disponibles à l'émetteur pour payer des dividendes est de 1 800 $ moins que le BAIIA pro forma, net des intérêts minoritaires du Physician Limited Partners et des distributions à Ventures en acompte de i) un montant estimatif de 400 $ d'entretien annuel des immobilisations, et ii) un montant estimatif de 1 400 $ de taxes à payer.

Données financières sélectionnées des sociétés en commandite Northstar

Le tableau suivant fournit des données financières historiques combinées des sociétés en commandite Northstar pour les périodes indiquées :

	Exercice terminé le 31 décembre		
	2006	2005	2004
En milliers de $ US			
Produits nets tirés des services aux patients	47 023 $	35 148 $	20 320 $
Bénéfice net	29 739	21 254	12 400
Ajustments du bénéfice net			
Frais d'intérêts	234	286	212
Amortissement	1 150	982	615
BAIIA[1)]	31 123	22 522	13 227
Marge du BAIIA[2)]	66,2 %	64,1 %	65,1 %

	Exercice terminé le 31 décembre		
	2006	2005	2004
Produits nets tirés des services aux patients			
Société en commandite Palladium	24 623 $	18 344 $	9 578 $
Société en commandite Kirby	22 399	16 804	10 743
Total	47 023	35 148	20 320
Frais[3)]			
Société en commandite Palladium	9 584	6 919	3 859
Société en commandite Kirby	7 700	6 975	4 061
Total	17 284	13 894	7 920
Bénéfice net			
Société en commandite Palladium	15 040	11 425	5 719
Société en commandite Kirby	14 699	9 829	6 681
Total	29 739 $	21 254 $	12 400 $

Notes :

1) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

2) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

3) Comprend des frais d'exploitation et des intérêts débiteurs.

LE PLACEMENT

Placement :	● actions ordinaires, au moyen d'un nouveau placement.
Prix :	● $ CA l'action ordinaire (le « prix d'offre »).
Taille de l'émission :	● $ CA
Actions en circulation après le présent placement :	● actions ordinaires.
Option pour attributions excédentaires :	L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie en tout temps jusqu'à 30 jours après la clôture, visant l'achat d'un maximum de ● actions ordinaires supplémentaires au prix de ● $ CA l'action ordinaire uniquement pour couvrir les attributions excédentaires, le cas échéant, et aux fins de stabilisation du marché. Se reporter à la rubrique « Mode de placement ».
Emploi du produit :	Le produit net tiré du placement, déduction faite des frais payables aux preneurs fermes et des frais liés au placement, sont estimés à ● $. L'émetteur affectera le produit à l'acquisition indirecte de la totalité des parts de catégorie A de Subco et des parts privilégiées de Subco. À la clôture, Northstar Subco affectera une tranche d'environ 58 millions de dollars de ce produit à l'acquisition indirecte d'une participation de société en commandite de 55 %, incluant la participation de commandité, dans la société en commandite Palladium et une tranche d'environ 48 millions de dollars à l'acquisition indirecte d'une participation de société en commandite de 60 %, incluant la participation de commandité, dans la société en commandite Kirby. Le reliquat du produit sera versé à Ventures. Ventures devrait fournir ou faire en sorte que soit mise à la disposition de Northstar Subco une facilité de crédit renouvelable de cinq ans pour un montant de ● millions de dollars devant servir aux fins du fonds de roulement. De plus, à la clôture, Ventures fournira une garantie en espèces jusqu'à concurrence de ● millions de dollars, au besoin, pour appuyer les ententes de couverture de Northstar. Se reporter à la rubrique « Endettement de Northstar ». Le produit net que touchera l'émetteur par suite de la levée intégrale de l'option pour attributions excédentaires sera affecté principalement à l'acquisition d'une participation supplémentaire dans la société en commandite Palladium, de sorte que Northstar Subco sera indirectement propriétaire d'une participation de 70 % dans la société en commandite Palladium. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Emploi du produit ».
Politique en matière de dividendes :	À la clôture, le conseil d'administration a l'intention d'adopter une politique en matière de dividendes prévoyant le paiement, sous réserve de la loi applicable et des modalités d'endettement alors existantes, de dividendes mensuels réguliers sur chacune de ses actions ordinaires d'un montant annuel global de ● $ CA l'action. Le premier dividende pour la période à compter de la clôture jusqu'au ● 2007 devrait être versé vers le ● 2007 et est estimé à ● $ CA l'action ordinaire (en supposant que la clôture ait lieu le ● 2007). Des dividendes réguliers subséquents d'un montant estimatif de ● $ CA l'action ordinaire devrait être versés chaque mois par la suite à compter du ● 2007. Toutefois, le conseil d'administration peut, à son appréciation, modifier ou annuler cette politique en matière de dividendes en tout temps. Nous ne pouvons garantir que nous verserons de tels dividendes à l'avenir. Se reporter à la rubrique « Politique en matière de dividendes ».

Participation retenue :	À la clôture, Ventures sera propriétaire de la totalité des parts de catégorie B de Subco. Chaque part de catégorie B de Subco confère à Ventures le droit de recevoir des distributions de Northstar Subco, après le règlement des droits antérieurs des parts privilégiées de Subco, au prorata aux porteurs de Subco et Ventures. En outre, Ventures sera également propriétaire d'une participation dans Northstar Acquisitions lui conférant 12,5 % des honoraires de gestion obtenus par Northstar Acquisitions. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et Les sociétés en commandite Northstar ». Ventures a le droit d'exiger que Northstar Subco entreprenne des négociations de bonne foi pour racheter ou annuler la totalité ou une partie des parts de catégorie B de Subco en espèces dans certaines circonstances précises. Northstar Subco a également le droit de racheter en espèces une partie des parts de catégorie B de Subco aux fins d'annulation à la juste valeur marchande dans certaines circonstances précises. Se reporter aux rubriques « Participation retenue – Événements relatifs au rachat » et « Convention d'investissement et opérations connexes ». Au moment du rachat des parts de catégorie B de Subco, il y aura une diminution de la participation économique de Ventures correspondante dans Northstar Acquisitions. Se reporter à la rubrique « Northstar Acquisitions – Capital-actions ».
Droits de vote :	Chaque action ordinaire en circulation comporte un vote et, sous réserve de la loi applicable, les porteurs des actions ordinaires exerceront leur vote en tant que catégorie sur toutes les questions soumises aux actionnaires aux fins de vote.
Facteurs de risque :	Les acquéreurs éventuels devraient examiner avec soin et évaluer certains facteurs de risque liés à un placement dans les actions ordinaires, y compris ceux-ci : nous sommes soumis aux risques commerciaux généraux du secteur des CCA; nous dépendons de paiements de tiers payeurs, dont les assureurs privés, les organismes de gestion de soins et les programmes gouvernementaux de soins de santé; nous dépendons de nos chirurgiens et d'autre personnel clé; nos activités ne sont pas diversifiées; les autres fournisseurs de soins de santé nous livrent une concurrence importante; nous sommes assujettis à la réglementation; nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie de croissance organique; nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie d'acquisition; nous pourrions contracter des obligations imprévues et importantes du fait de l'acquisition de CCA; à titre de fournisseur de soins de santé, nous sommes assujettis à des réclamations en responsabilité professionnelle à la fois directement et du fait d'autrui en raison de la faute professionnelle de membres de notre personnel médical; nous nous fondons sur la technologie; nous serons soumis aux coûts à la hausse; nous dépendons des recommandations; nous pourrions être assujettis à des changements dans la loi actuelle ou à l'adoption future de dispositions législatives; nous pourrions être confrontés à une pénurie de personnel infirmier autorisé; notre capacité de verser des dividendes dépend de Northstar Acquisitions qui, en bout de ligne, dépend des CCA de Northstar pour la totalité de l'encaisse disponible pour les dividendes; nous ne contrôlerons pas les affaires médicales quotidiennes et certaines autres affaires des CCA de Northstar; la distribution de la totalité des espèces disponibles pourrait restreindre notre potentiel de croissance et celui des CCA de Northstar; le versement de dividendes n'est pas garanti; les variations des taux de change pourraient avoir des répercussions sur le montant de l'encaisse disponible pour distribution; une dette importante pourrait avoir des conséquences négatives sur nos activités; les émissions futures d'actions ordinaires pourraient entraîner une dilution; il existe des restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens; nous sommes assujettis aux lois fiscales canadiennes et américaines; le United States Internal Revenue Service pourrait mettre en doute la caractérisation de

la convention de rachat à titre d'opération financière; Northstar Holdco pourrait ne pas être en mesure de déduire la totalité des paiements de dividendes effectués sur les parts de catégorie A d'Acquisitions aux fins de l'impôt fédéral américain; Northstar Holdco pourrait ne pas être en mesure de financer le rachat des parts de catégorie A d'Acquisitions d'une manière efficace sur le plan fiscal; les conventions de non-sollicitation et de non-concurrence des médecins commanditaires pourraient ne pas être opposables; il peut exister des conflits d'intérêts; et il peut exister des limites sur la mise à exécution des droits contre Ventures. Se reporter à la rubrique « Facteurs de risque ».

L'ÉMETTEUR

L'émetteur est une société qui a été constituée pour acquérir indirectement ou pour gérer, ou les deux, des centres de chirurgie ambulatoire aux États-Unis, en se concentrant initialement sur la région de Houston et d'autres régions métropolitaines au Texas. Initialement, l'émetteur sera indirectement propriétaire d'une participation dans deux centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et individuellement un « CCA de Northstar ») et gérera un centre de chirurgie ambulatoire à Dallas et trois cliniques pour le traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir sa base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium » et Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Après la réalisation du placement, Northstar Healthcare Subco, L.L.C., filiale indirecte de l'émetteur (« Northstar Subco »), détiendra indirectement une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium détiendront une participation de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby, une participation de 40 % dans la société en commandite Kirby. Northstar aura droit à 87,5 % des distributions indirectement versées par les sociétés en commandite Northstar à Northstar Subco compte tenu de sa participation indirecte et à 87,5 % des frais de gestion payés par les sociétés en commandite Northstar et les centres gérés. Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), aura droit aux distributions et aux frais de gestion résiduels de 12,5 %. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar », « Convention d'investissement et opérations connexes », « Participation retenue » et « Emploi du produit ».

SURVOL DE L'INDUSTRIE

Bref aperçu du marché des soins de santé aux États-Unis

Les États-Unis constituent le plus important marché au monde pour les services de soins de santé. Comme le démontre le graphique ci-dessous, CMS prévoit que les dépenses globales engagées annuellement pour les soins de santé aux États-Unis augmenteront de 2,17 trillions de dollars en 2006 à 2,88 trillions de dollars en 2010, des augmentations annuelles devant s'élever en moyenne à environ 7 % comparativement à un taux d'inflation global annuel prévu de 3,6 % au cours de la même période.

Dépenses pour les soins de santé aux États-Unis
1980 à 2015[1)]


4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
(En milliards de $)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Année

Source : CMS

1) Les chiffres pour les années 2006 à 2015 sont des prévisions.

Assurance-maladie

Les services de soins de santé aux États-Unis sont payés en grande partie par une combinaison de payeurs publics et privés. Environ 85 % de la population est couverte par l'assurance-maladie à un certain degré, ce qui comprend les régimes d'assurance-maladie financés publiquement et les régimes d'assurance-maladie privés.

Les régimes d'assurance-maladie financés publiquement comprennent le régime Medicare, qui est destiné généralement aux personnes de 65 ans et plus, le régime Medicaid qui est destiné généralement aux personnes défavorisées et d'autres programmes spécialisés pour le personnel militaire, les employés fédéraux et divers autres groupes. Le régime Medicare est géré et financé par le gouvernement fédéral des États-Unis, tandis que le régime Medicaid est géré en grande partie au niveau étatique, l'appui financier provenant du gouvernement fédéral.

L'assurance-maladie privée aux États-Unis consiste majoritairement en une couverture offerte généralement dans le cadre de l'emploi et qui est basée sur un système de payeurs tiers. Ces régimes offrent habituellement aux assurés des services de soins de santé de portée générale et offrent également aux patients des stimulants financiers pour qu'ils utilisent les prestataires de soins de santé associés à ces régimes.

Les régimes d'assurance privés et publics couvrent une partie du coût des services de soins de santé offerts par des établissements associés et exigent généralement le paiement d'un copaiement, d'une franchise ou d'une coassurance qui doit être acquitté par le patient ou pour son compte. En règle générale, ces paiements représentent une tranche relativement peu élevée du coût global des services de soins de santé. Le graphique ci-dessous démontre le rôle grandissant joué par les payeurs privés en ce qui a trait aux dépenses de santé aux États-Unis au cours des 25 dernières années.

Répartition des dépenses de santé aux États-Unis selon la source du paiement pour 1980, 1990 et 2005[1]



50 %
45 %
40 %
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
1980
1990
2005
Medicare/Medicaid
Décaissement personnel
Autres régimes gouvernementaux
Assurance privée et autres régimes privés

Source : CMS

1) En 2006, le CMS a entrepris une révision de l'évaluation des performances, apportant des modifications aux méthodes, aux définitions et aux sources de données. Pour de plus amples renseignements concernant cette révision, voir *http://www.cms.hhs.gov/NationalHealthExpendData.*

Établissements de chirurgie

Au cours des 20 dernières années, il y a eu une augmentation constante du nombre d'interventions chirurgicales réalisées aux États-Unis, la demande étant dictée par les progrès technologiques, des consommateurs mieux avertis et une plus grande espérance de vie. Durant les années 1970, les hôpitaux traditionnels ont été les principaux prestataires d'interventions chirurgicales aux États-Unis. Depuis, les progrès soutenus réalisés dans les domaines de l'anesthésie, des techniques médicales et des appareils médicaux ont réduit le caractère effractif de plusieurs interventions chirurgicales, les rendant plus sécuritaires et plus efficaces. De l'avis de la direction, il s'agit de la principale raison qui explique pourquoi le nombre d'interventions chirurgicales réalisées dans d'autres genres d'établissements de chirurgie, notamment des hôpitaux spécialisés et des CCA, a connu un taux de croissance important au cours des dernières années, excédant de loin le nombre de cas et d'interventions recensés en milieu hospitalier traditionnel.

Les hôpitaux traditionnels ont habituellement les équipements, l'infrastructure et le personnel nécessaires pour entreprendre des chirurgies effractives parmi les plus complexes. Elles offrent habituellement une gamme complète de services de soins de santé, notamment la chirurgie générale, les soins intensifs, les soins aigus, les procédures d'obstétrique, d'imagerie et de diagnostic, les services de laboratoire clinique et de pharmacie et les interventions d'urgence. En raison de la gamme variée de services offerts, les hôpitaux traditionnels ont habituellement des exigences de capitaux, d'infrastructure et de personnel beaucoup plus importantes que les établissements de chirurgie de rechange. Au cours des dernières années, les hôpitaux traditionnels ont été confrontés à plusieurs défis, notamment les pressions exercées par les obligations de remboursement, les pénuries d'infirmières, l'augmentation des coûts d'approvisionnement, la montée en flèche des dépenses relatives à la technologie de l'information, la hausse des primes d'assurance et les infrastructures vieillissantes.

Les hôpitaux spécialisés sont des établissements autonomes qui ne sont pas situés dans l'enceinte d'un hôpital traditionnel offrant la gamme complète des services. Les hôpitaux spécialisés sont autorisés à offrir à la fois des procédures de soins externes et des procédures chirurgicales nécessitant un séjour en milieu hospitalier supérieur à 24 heures, lesquelles sont communément désignées des « procédures de soins internes ». Dans l'État du Texas, les hôpitaux spécialisés sont assujettis aux mêmes exigences que les hôpitaux traditionnels en ce qui a trait aux permis. Par conséquent, même si, en règle générale, les hôpitaux spécialisés effectuent seulement des interventions selon un horaire établi, ils doivent également offrir des services d'urgence.

Les centres de chirurgie ambulatoire, comme les CCA de Northstar, offrent une solution de rechange au milieu institutionnel d'un hôpital traditionnel ou spécialisé pour les interventions chirurgicales selon un horaire établi (par opposition aux interventions d'urgence). À la différence des hôpitaux traditionnels ou spécialisés, les CCA sont généralement autorisés à effectuer uniquement des interventions chirurgicales qui ne nécessitent pas un séjour en milieu hospitalier dépassant les 24 heures. Par conséquent, les CCA ne prennent pas les patients dont les interventions nécessitent un séjour en milieu hospitalier. Ces procédures sont communément désignées des « procédures de soins externes ». En règle générale, les CCA se concentrent sur une ou plusieurs spécialités cliniques, notamment l'orthopédie, l'ophtalmologie, le traitement de la douleur, l'oto-rhino-laryngologie, l'endoscopie, la côlonscopie, la podologie, les problèmes de santé des femmes et d'autres interventions chirurgicales de nature générale. En privilégiant un type limité d'interventions spécialisées à volume élevé, les médecins et le personnel des CCA sont en mesure de mettre au point des pratiques et des techniques qui augmentent leur productivité et, par conséquent, qui offrent généralement une meilleure qualité de soins à un coût moins élevé pour l'établissement que les hôpitaux traditionnels.

Croissance du secteur des CCA aux États-Unis

D'après la Federated Ambulatory Surgery Association, le nombre de cas de chirurgies externes effectuées dans les CCA aux États-Unis est passé de 2,3 millions en 1990 à plus de 7 millions en 2005, soit une augmentation supérieure à 200 %. Selon la Federated Ambulatory Surgery Association, les CCA ont pratiqué plus de 12 millions d'interventions aux États-Unis en 2005. D'après un rapport de la Medicare Payment Advisory Commission en date de mars 2006, le nombre de CCA qui ont obtenu l'attestation de Medicare est passé de 2 786 en 1999 à 4 506 en 2005, soit une augmentation de 62 %. Comme le démontre le graphique ci-dessous, le pourcentage des interventions chirurgicales effectuées en milieu externe (notamment les CCA) comparativement aux hôpitaux traditionnels et spécialisés a augmenté considérablement au cours des 25 dernières années.

Volume des interventions chirurgicales effectuées en milieu interne par rapport à celles effectuées en milieu externe de 1981 à 2005[1]


60
50
40
30
20
10
0
Interventions
(en millions de dollars)
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
□ Interventions effectuées en milieu externe
■ Interventions effectuées en milieu interne

Source : Analyse réalisée par Avalere Health de l'étude de Verispan intitulée « Diagnostic Imaging Center Profiling Solution, 2004 » et les données du sondage annuel de l'American Hospital Association sur les hôpitaux communautaires, 1981 à 2004.

1) Les données pour 2005 sont estimatives.

De l'avis de la direction, la croissance du secteur des CCA peut être attribuée principalement aux trois facteurs suivants :

- *Progrès sur le plan technologique.* Des améliorations technologiques ont grandement facilité l'exécution d'un vaste éventail d'interventions dans les CCA. Des produits anesthésiques à action plus rapide et plus efficace et des techniques moins effractives (notamment l'arthroscopie et l'endoscopie) ont réduit la nature traumatisante des interventions chirurgicales (par exemple, en éliminant le besoin pour de grandes incisions) de même que les délais de récupération de la part des patients après la chirurgie. On prévoit qu'un nombre grandissant d'interventions chirurgicales pourront se faire dans le cadre d'un CCA au fur et à mesure que d'autres progrès sont réalisés dans le domaine des sciences médicales.

- *Solution de rechange à coûts moins élevés.* Une étude réalisée en 2005 par The Moran Company a démontré que les montants réclamés relativement aux interventions effectuées dans les CCA coûtent en moyenne 320 $ moins cher par intervention à Medicare, comparativement aux interventions qui sont pratiquées dans les hôpitaux traditionnels. En outre, la Foundation for Ambulatory Surgery in America a déclaré que, en 2005, certaines interventions couvertes par Medicare qui ont été effectuées dans les CCA plutôt que dans les hôpitaux traditionnels ont permis de réaliser des économies de 1,1 milliard de dollars au titre du programme Medicare durant l'année. En règle générale, une intervention chirurgicale réalisée dans un CCA coûte moins cher qu'une intervention chirurgicale externe effectuée dans un hôpital en raison de la meilleure planification des horaires, des coûts de développement moins élevés pour l'installation, de l'utilisation plus efficace du personnel et de l'emplacement, d'un milieu d'exploitation spécialisé axé sur le contrôle des coûts et d'une demande réduite pour un séjour jusqu'au jour suivant ou prolongé en milieu hospitalier.

- *Préférence des patients et des chirurgiens.* Les CCA offrent aux chirurgiens plus de souplesse quant à la planification des horaires, une plus grande commodité, du personnel infirmier plus constant et des délais d'exécution plus rapides entre les cas. Les interventions effectuées dans les CCA sont de nature non urgente, ce qui fait en sorte qu'elles peuvent être planifiées sans crainte d'être interrompues par la chirurgie d'urgence d'un autre médecin du bloc opératoire. De plus, la direction croit que les patients préfèrent le milieu moins institutionnel, les niveaux plus élevés de services à la clientèle, de même que la commodité, les procédures administratives simplifiées et la plus grande souplesse quant à la planification des horaires qu'offrent les CCA.

ACTIVITÉS DE NORTHSTAR

Bref aperçu des activités

Les sociétés en commandite Palladium et Kirby détiennent et exploitent deux CCA à Houston, au Texas. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans un nombre limité de spécialités cliniques, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé tant pour les chirurgiens que les patients. Les CCA de Northstar comprennent The Palladium for Surgery (le « CCA Palladium ») et le Kirby Surgery Center (le « CCA Kirby »).

Ensemble, les CCA de Northstar ont sept blocs opératoires, trois salles de traitement ou de procédures, qui sont habituellement utilisés par des spécialistes en traitement de la douleur ou pour les côlonoscopies, 12 lits pré-opératoires, 17 lits post-opératoires ou de convalescence et 91 chirurgiens jouissant des privilèges du personnel médical. Se reporter à la sous-rubrique « – Description des CCA de Northstar » ci-après.

Les CCA de Northstar n'offrent pas la gamme complète des services habituellement offerts par les hôpitaux traditionnels, mais sont plutôt axés sur certaines spécialisations cliniques, notamment la chirurgie orthopédique, la chirurgie podologique, la chirurgie ORL, le traitement de la douleur et la chirurgie générale. Se reporter à la sous-rubrique « – Modèle des revenus – Composition des cas » ci-après.

Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir la base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance au moyen d'acquisitions sélectives et de croissance interne.

L'équipe de direction sera à l'emploi de Northstar Acquisitions L.L.C. (« Northstar Acquisitions »). En plus d'avoir une participation majoritaire dans les CCA de Northstar et de les gérer, Northstar Acquisitions gérera également les centres gérés. Northstar Acquisitions recevra des centres gérés des honoraires de gestion correspondant à 10 % de leurs revenus recouvrés nets. Se reporter à la sous-rubrique « – Description des centres gérés » ci-après.

Atouts de Northstar

La direction croit que Northstar possède plusieurs attributs qui lui permettent de se démarquer de ses concurrents, à savoir les hôpitaux traditionnels, les centres de chirurgie spécialisés et d'autres CCA. Ces attributs comprennent :

Projet avantageux à multiples facettes pour les chirurgiens, les patients et les payeurs

Les CCA de Northstar offrent un milieu de travail où les chirurgiens peuvent fournir des services de soins de santé de grande qualité et profiter au maximum de leur volume de cas. La direction croit que les CCA de Northstar sont exploités de façon efficace dans le but de réduire les délais pour les patients et d'offrir un cadre beaucoup plus agréable qu'un hôpital traditionnel. De plus, la direction croit que les CCA de Northstar peuvent fournir des services de soins de santé d'une façon plus rentable que les hôpitaux traditionnels.

Rendements financiers et d'exploitation solides

Les CCA de Northstar jouissent d'un rendement financier amélioré. Le total des revenus nets provenant des services fournis aux patients pour les sociétés en commandite Northstar ont augmenté, passant d'environ 20,3 millions de dollars en 2004 à 47,0 millions de dollars en 2006, soit une augmentation de 131 %. Le total du BAIIA pour les sociétés en commandite Northstar a augmenté, passant d'environ 13,2 millions de dollars en 2004 à 31,1 millions de dollars en 2006, soit une augmentation de 136 %. De plus, la direction croit que les CCA de Northstar ont démontré qu'ils ont la capacité de mettre en place des procédures cliniques et administratives en vue de maximiser l'efficacité et la productivité des chirurgiens. En exécutant avec succès une stratégie commerciale qui met au premier plan la satisfaction du patient et du chirurgien de même que l'efficacité opérationnelle, les sociétés en commandite Northstar ont inscrit des taux de croissance solides et constants sur le plan des revenus nets provenant des services fournis aux patients et de la rentabilité.

Perspectives intéressantes pour la croissance interne

Les CCA de Northstar jouissent d'une importante capacité en ce qui a trait à l'accroissement futur du volume des cas. Comme le démontre le tableau qui suit, la direction croit que les CCA de Northstar fonctionnent considérablement en-dessous de leur capacité optimale. Toutefois, il y a plusieurs facteurs qui peuvent avoir une incidence sur la capacité d'un CCA de fonctionner à une capacité de 100 %, notamment le fait que les patients préfèrent planifier les interventions chirurgicales à des heures particulières et à des jours particuliers de la semaine. De plus, des facteurs tels que les horaires des médecins et des patients, les prolongations imprévues qui peuvent être nécessaires pour certaines interventions, la disponibilité du personnel clinique et le nombre de lits pré-opératoires et post-opératoires disponibles peuvent également limiter la capacité d'un CCA de fonctionner à pleine capacité. Se reporter à la sous-rubrique « – Stratégie de croissance de Northstar – Croissance interne » ci-après.

CCA	% de capacité[1]
Palladium	44%
Kirby	29%
Total	36%[2]

Notes :

1) Selon les estimations de la direction. Se reporter à la rubrique « Sens de certains termes clés ».

2) Le total moyen pondéré est basé sur le nombre de salles d'opérations et de procédures.

Le milieu des CCA offre de nombreuses cibles d'acquisitions

D'après la Foundation for Ambulatory Surgery in America, il y a à l'heure actuelle plus de 4 600 CCA aux États-Unis. Le secteur des CCA est très fragmenté, les sept premiers intervenants représentant collectivement seulement environ 15 % de l'ensemble du marché. Northstar constitue une plateforme intéressante pour des CCA appartenant à des chirurgiens, car elle possède une équipe de direction chevronnée et des ressources importantes. La direction a mis en place une stratégie d'acquisition sélective dans le but d'appuyer la croissance future. Se reporter à la sous-rubrique « Stratégie de croissance de Northstar – Croissance au moyen d'acquisitions » ci-après.

Droit de propriété des chirurgiens

Les médecins commanditaires de la société en commandite Palladium conserveront une participation de société en commandite à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. En raison de la structure particulière du droit de propriété, les médecins commanditaires de chaque CCA de Northstar ont un intérêt financier important et continu dans la réussite du CCA en question. De plus, les médecins commanditaires, qui ont collectivement traité environ 63,2 % des cas des CCA de Northstar en 2006, ont des obligations contractuelles permanentes en ce qui concerne le rendement en vertu des conventions de société en commandite.

Composition favorable de payeurs

En 2006, environ 99 % des revenus perçus par les sociétés en commandite Northstar provenaient de payeurs privés (ou non gouvernementaux), le solde de 1 % provenant des régimes Medicare et Medicaid. Selon la direction, le fait que Northstar table sur des sources de payeurs privés signifie que Northstar sera moins sensible aux risques associés aux changements qui peuvent être apportés aux programmes de paiement gouvernementaux. Le graphique qui suit présente la composition des payeurs pour les sociétés en commandite Northstar au cours des trois dernières années.

Revenus nets provenant des services fournis aux patients – Sources des payeurs[1]



100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
2004
2005
2006
Assurance privée et autres sources de paiements privés
Programme d'accidents du travail
Medicare/Medicaid

1) Non vérifié.

Concentration géographique sur le marché en pleine croissance de Houston

Les CCA de Northstar sont situés à Houston, au Texas, dont la population s'élève à 4,9 millions d'habitants. La population de la ville de Houston, la quatrième ville d'importance aux États-Unis, a connu un taux annuel de croissance moyen de 2,96 % depuis 2000. La ville de Houston est reconnue à travers le monde pour ses innovations dans les services de santé et de soins de santé et, par conséquent, elle attire des patients qui proviennent d'une région géographique de plus en plus vaste. Le Texas Medical Center, avec plus de cinq millions de rendez-vous/patients annuellement et un des taux de densité les plus élevés au monde en termes de cliniques et d'établissements de recherche médicale et de sciences de base, est le plus important district médical au monde. Situé à quelques milles des CCA de Northstar, le Texas Medical Center comprend 42 institutions consacrées à la médecine, 13 hôpitaux et deux facultés de médecine d'où provient un flot régulier de nouveaux chirurgiens. De plus, plusieurs sociétés nationales et multinationales oeuvrant dans les secteurs de l'énergie, la fabrication, les finances et les services ont des bureaux à Houston et ces entreprises offrent une couverture d'assurance-maladie privée avec remboursement à leurs employés.

Équipe de direction chevronnée

L'équipe de direction sera à l'emploi de Northstar Acquisitions. L'équipe de direction de Northstar, dirigée par Donald Kramer, M.D., son chef de la direction, a une vaste expérience dans les secteurs des CCA et des soins de santé et jouit d'une excellente réputation pour ce qui est de l'acquisition et l'exploitation avec succès d'établissements de soins de santé externes. L'équipe de direction possède également des connaissances approfondies du marché des soins de santé de Houston, ce qui, à son avis, permettra à Northstar d'attirer et de retenir des chirurgiens doués à l'avenir. L'équipe de direction de Northstar est composée principalement de l'équipe de direction du CCA Palladium. Lorsqu'ils oeuvraient pour le CCA Palladium, l'équipe de direction et M. Kramer étaient responsables de l'expansion et de la croissance du CCA Palladium. Par exemple, les revenus nets provenant des services fournis aux patients pour la société en commandite Palladium sont passés d'environ 9,6 millions de dollars en 2004 à plus de 24,6 millions de dollars en 2006. La direction aura comme objectif de mettre en place les « meilleures pratiques » pour les CCA de Northstar ainsi que pour les autres CCA acquis à l'avenir. À la clôture, M. Kramer sera propriétaire d'une participation indirecte importante dans Northstar à titre de commanditaire unique de Ventures. Se reporter aux rubriques « Administrateurs, dirigeants et la direction – Northstar Acquisition » et « Membres de la direction et personnes intéressés dans des opérations importantes ».

Stratégie de croissance de Northstar

Northstar a l'intention de mettre en œuvre une stratégie de croissance qui comprend à la fois la croissance interne, en augmentant le rendement des CCA existants de Northstar, et l'exécution d'une stratégie d'acquisition sélective.

Croissance interne

D'après la direction, en 2006, les CCA de Northstar ont fonctionné collectivement à environ 36 % de leur capacité globale, ce qui est bien en-dessous de leur capacité optimale. La direction entreprend une gamme de mesures en vue d'accroître l'utilisation de la capacité excédentaire des CCA de Northstar. Ces mesures consisteront principalement en la mise en place de « meilleures pratiques » au sein des CCA de Northstar et des autres CCA acquis à l'avenir. Ces meilleures pratiques comprennent :

Identifier, attirer et retenir des professionnels compétents en soins de santé

La direction croit que les CCA de Northstar continueront d'attirer des chirurgiens très doués en raison de l'engagement des CCA de Northstar d'offrir d'excellents soins et des services personnalisés aux patients. La direction croit également que les compétences et la réputation du personnel chirurgical des CCA de Northstar, dont plusieurs sont les médecins attitrés d'équipes sportives professionnelles, permettront aux CCA de Northstar de continuer d'attirer d'autres chirurgiens actifs très doués ainsi que d'autres professionnels œuvrant dans les soins de santé. De plus, les CCA de Northstar ont démontré qu'ils étaient capables de mettre en place des systèmes et des protocoles cliniques, de dotation du personnel et de programmation des horaires qui augmentent la productivité des chirurgiens et encouragent leur réussite tant professionnelle que financière. D'après la direction, cette priorité accordée aux chirurgiens, lorsque jumelée à un engagement d'offrir des soins de santé de qualité dans un milieu agréable et convenable pour les patients, permettra d'augmenter de façon continue le nombre d'interventions réalisées dans les CCA de Northstar.

Dans le cadre de ses projets de recrutement de médecins, la direction a l'intention de continuer d'accorder une importance particulière aux spécialisations et aux chirurgiens qui seraient en mesure de générer d'importants revenus pour les CCA de Northstar. Le grand nombre de pratiques médicales communautaires à Houston constitue un réservoir de talents importants duquel Northstar peut recruter des chirurgiens compétents. De plus, le Texas Medical Center de Houston, avec ses deux facultés de médecine et ses 14 hôpitaux, est l'un des plus importants centres de formation de médecins au monde. Après avoir complété leur formation, plusieurs médecins qui ont étudié au Texas Medical Center décident de vivre et de travailler à Houston en raison de sa base de population à croissance rapide, des aspects démographiques prometteurs et d'autres facteurs comme la qualité de vie.

Au cours des trois dernières années, la CCA Palladium a connu une croissance interne importante en raison, entre autres, du nombre plus élevé d'interventions réalisées par des chirurgiens qui ne sont pas des médecins commanditaires. La direction a l'intention de continuer à inviter des chirurgiens qui ne sont pas des médecins commanditaires à pratiquer dans les CCA de Northstar afin d'augmenter la croissance sans diluer les participations aux capitaux propres des médecins commanditaires actuels.

Meilleure efficacité opérationnelle

Les procédures cliniques et opérationnelles en place dans les CCA de Northstar sont conçues de façon à obtenir une efficacité opérationnelle maximale. Par exemple, le CCA Palladium a maintenant mis en place un système de facturation électronique qui, de l'avis de la direction, a réduit considérablement les cycles de paiement. De plus, le CCA de Kirby a mis en œuvre une série de programmes de services administratifs en vue d'accroître l'efficacité opérationnelle, y compris en matière de comptabilité, de recouvrement et de ressources humaines. En se concentrant sur un nombre limité d'interventions spécialisées, les CCA de Northstar peuvent mettre au point et mettre en œuvre de meilleures pratiques cliniques et administratives qui augmentent la productivité des chirurgiens. Chaque CCA de Northstar continuera de peaufiner sa composition de cas dans le but d'améliorer son efficacité opérationnelle. La direction sera responsable d'établir et de réaliser les synergies potentielles entre les CCA de Northstar, notamment la mise en œuvre des meilleures pratiques, l'évaluation des performances, la planification stratégique, la normalisation des systèmes d'information et de rapports, les équipements et les approvisionnements, et la participation aux programmes d'achats groupés.

Mesures de commercialisation efficaces

Une gamme variée de programmes de commercialisation ciblés ont donné lieu à une croissance interne importante du CCA Palladium. Par exemple, le CCA Palladium a commercialisé avec succès des interventions en pédiatrie (notamment les amygdalectomies et les tubes pour les oreilles chez les enfants) en fixant les rendez-vous le samedi afin de mieux accommoder les parents qui travaillent. De plus, le CCA Palladium a inauguré et fait la promotion des

colonoscopies les samedis matin, donnant ainsi aux patients suffisamment de temps pour récupérer avec une perte minimale de jours de travail. Sous la bannière « Centre des sinus de Houston », le CCA Palladium a mis en œuvre une campagne de publicité conjointe ciblant les patients qui nécessitent une intervention chirurgicale du sinus facial. Les coûts de ce programme sont répartis entre les chirurgiens ORL du CCA Palladium. Northstar a l'intention de mettre en place des pratiques chirurgicales innovatrices et des campagnes de commercialisation créatives semblables qui sont adaptées aux spécialisations particulières de chacun des CCA de Northstar.

Mise en place de programmes de formation pour médecins

Les CCA de Northstar offrent des programmes de formation pour médecins dont le but est d'encourager la réussite financière à long terme des CCA de Northstar. Par exemple, au cours des trois dernières années, le CCA Palladium a entrepris avec succès la formation de plus de 10 médecins de soins primaires, leur permettant d'offrir des injections pour le traitement de la douleur. Les médecins qui ont été ainsi formés peuvent maintenant traiter leurs propres patients au CCA Palladium plutôt que de les orienter vers des spécialistes en traitement de la douleur qui pratiquent dans des CCA non associés. À l'heure actuelle, plus de 30 % des cas concernant le traitement de la douleur au CCA Palladium sont traités par des médecins qui ont été formés par le CCA Palladium. De plus, le CCA Palladium est un centre de formation primaire pour le traitement de la douleur pour les deux facultés de médecine de Houston. Le CCA Palladium reçoit également des étudiants en médecine, des médecins résidents et des médecins collègues à tour de rôle. Les programmes de formation ont servi d'outil de recrutement utile pour le CCA Palladium et lui ont permis d'établir sa réputation sur le marché de Houston. La direction a l'intention d'offrir des programmes de formation à l'ensemble des CCA de Northstar.

Négociation des contrats d'assurance avec les tiers payeurs

Les CCA de Northstar peuvent décider d'offrir des rabais contractuels aux compagnies d'assurance dans le but d'augmenter le nombre de patients qui sont référés par ces assureurs. La direction a une vaste expérience en ce qui a trait à la négociation de tarifs favorables avec ces entités payeurs.

Croissance au moyen d'acquisitions

Le secteur des CCA aux États-Unis est très fragmenté, consistant en plus de 4 600 établissements à l'échelle du pays, les sept plus importantes entreprises ne représentant qu'environ 15 % du marché global :

Principaux intervenants sur le marché des CCA à but lucratif aux États-Unis

Entreprise de CCA	Nombre de CCA	Part de marché estimative
HealthSouth Corp.	153	3,4 %
Amsurg Corp.	153	3,4 %
United Surgical Partners International, Inc.	128	2,8 %
HCA, Inc.	92	2,0 %
Nueterra Healthcare, LLC	70	1,6 %
Symbion, Inc.	62	1,4 %
SurgCenter Development	43	1,0 %

Source : Sondage sur le secteur des CCA publié par Deutsche Bank Securities, Inc. le 6 octobre 2006.

Rien qu'au Texas, plus de 300 établissements sont autorisés à exercer des activités à titre de CCA, dont 60 à Houston. Compte tenu de la nature hautement fragmentée du marché aux États-Unis en général et au Texas en particulier, la direction croit que l'acquisition de CCA additionnels est une source de croissance. Northstar prévoit initialement de saisir d'autres occasions d'acquisition de CCA au Texas et possiblement dans d'autres régions des États-Unis, lesquelles viendraient compléter sa stratégie principale, axée sur l'acquisition de CCA multiples situés dans des régions métropolitaines intéressantes de grande envergure.

Lorsqu'elle évalue une cible d'acquisition, Northstar tiendra compte de plusieurs critères, notamment son potentiel de croissance en termes de revenus et de flux de trésorerie, les marges bénéficiaires, la possibilité de réaliser des synergies, la concurrence sur le marché local et la taille de ce marché, la composition des cas, la composition des payeurs, la qualité des chirurgiens associés, la capacité de conclure des contrats avec des organismes de gestion de

soins à l'échelle locale et les questions concernant l'obtention des permis et autres questions d'ordre réglementaire. La direction entend tirer profit , entre autres, de ses relations au sein de l'industrie pour cibler des candidats éventuels aux fins d'acquisition, communiquer avec ceux-ci et établir une relation avec eux.

Après avoir repéré une cible d'acquisition, Northstar mènera des enquêtes sur le plan financier et juridique et évaluera les installations ainsi que les systèmes et procédures d'exploitation de la cible et mènera des entrevues avec la direction, les chirurgiens affiliés et le personnel de l'entreprise cible. Après l'acquisition d'un CCA, la direction se concentrera sur la mise à niveau des activités de commercialisation ainsi que des systèmes et des protocoles en vue d'augmenter la rentabilité.

La direction entend mener des recherches actives dans le but de repérer des acquisitions de CCA éventuelles, qui pourraient améliorer la stratégie de croissance de Northstar, et un certain nombre d'occasions éventuelles sont actuellement en cours d'évaluation par Northstar. Même si la direction croit que certaines de ces occasions pourraient aboutir à des acquisitions futures, aucun engagement n'a été pris par Northstar Acquisitions ou l'un ou l'autre de ses mandataires ou représentants relativement aux acquisitions éventuelles qui sont envisagées et rien ne garantit que Northstar poursuivra ou conclura toute opération qu'elle envisage à l'heure actuelle.

Description des CCA de Northstar

Le tableau qui suit présente des renseignements concernant chacun des CCA de Northstar en date du 31 décembre 2006 et, en ce qui a trait au pourcentage des revenus recouvrés nets qui est attribué aux médecins commanditaires pour l'exercice terminé le 31 décembre 2006.

CCA de Northstar	Blocs opératoires	Salles de traitement	Lits pré-opératoires	Lits post-opératoires	Chirurgiens actifs avec privilèges médicaux	Nombre de médecins commanditaires	Pourcentage des revenus recouvrés nets[1] attribué aux médecins commanditaires
Palladium	3	2	7	9	80	5	44,4 %
Kirby	4	1	5	8	11	10	100,0 %
Total	**7**	**3**	**12**	**17**	**91**	**15**	—

Note :

1) Les revenus nets perçus consistent en les revenus nets provenant des services fournis aux patients qui sont effectivement perçus au cours d'une année civile.

CCA Palladium

Le CCA Palladium est situé au 4120 Southwest Freeway, 2e étage, à Houston, au Texas, à moins d'un mille du complexe Galleria, un vaste ensemble de bureaux et de magasins de réputation mondiale, se trouvant à quelques minutes du Texas Medical Center et juste à l'est du carrefour le plus occupé du Texas. L'exploitation a débuté en décembre 2003 et, en date du 1er janvier 2007, 80 chirurgiens ayant accès au personnel du CCA Palladium oeuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, la podologie, l'orthopédie, la chirurgie générale, la médecine chiropratique et gastrointestinale.

L'établissement de 14 875 pieds carrés est loué à l'heure actuelle d'un tiers à un loyer moyen de 34 105 $ par mois. Le bail, dont la durée initiale prend fin en 2013, prévoit deux périodes de reconduction de cinq ans et il est en règle à l'heure actuelle. Le CCA Palladium appartient à la société en commandite Palladium. À la clôture, Northstar Subco détiendra indirectement une participation à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) alors que le solde de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) appartiendra aux médecins commanditaires de Palladium.

CCA Kirby

Le CCA Kirby est situé au 9300 Kirby Drive à Houston, au Texas, à environ quatre milles du centre-ville de Houston. L'exploitation a débuté en juin 2003 et, en date du 1er janvier 2007, 11 chirurgiens ayant accès au personnel œuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, l'orthopédie et la chirurgie générale.

L'établissement d'environ 11 000 pieds carrés est loué d'un tiers à un loyer moyen de 10 668 $ par mois jusqu'en juin 2007 inclusivement et à un loyer de 11 768 $ par la suite. Le bail, dont la durée initiale prend fin en 2014 est présentement en règle. Le CCA Kirby appartient à la société en commandite Kirby. À la clôture, Northstar Subco détiendra indirectement une participation à hauteur de 60 % dans la société en commandite Kirby alors que le solde de 40 % appartiendra aux médecins commanditaires de Kirby.

Description des centres gérés

En plus d'être propriétaire et d'exploiter les CCA de Northstar, Northstar Acquisitions fournira des services de gestion aux centres gérés, lesquels consistent initialement en The Palladium for Surgery – Dallas et River Oaks Pain Management.

The Palladium for Surgery – Dallas est situé au 5920 Forest Park, bureau 700, à Dallas (Texas). L'exploitation a débuté en 2005, et en date du 1er janvier 2007, 28 chirurgiens ayant accès au personnel oeuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, l'orthopédie et la chirurgie générale.

River Oaks Pain Management consiste en trois cliniques de traitement de la douleur situés (i) au 4120 Southwest Freeway, bureau 230, à Houston, Texas, (ii) au 20202 Highway 59 North, bureau 300 à Humble (Texas) et (iii) au 4721 Garth Road, bureau A-100, à Baytown (Texas).

Les centres gérés sont gérés par Northstar Acquisitions en vertu d'une convention de gestion. La convention de gestion prévoit des honoraires de gestion de 10 % des revenus recouvrés nets. La convention de gestion a une durée de cinq ans et est renouvelée automatiquement. Northstar a un droit de premier refus relativement à l'acquisition de The Palladium for Surgery – Dallas. Sur une base pro forma, les centres gérés auraient généré des produits d'environ 360 000 $ pour Northstar en 2006. Se reporter à la rubrique « Données financières pro forma sélectionnées de l'émetteur ».

Northstar Acquisitions peut également fournir à l'occasion des services de gestion à des cabinets de médecins privés.

Modèle des revenus

Bref aperçu

Les revenus gagnés par les CCA de Northstar varient selon le type d'intervention chirurgicale qui est réalisée. Pour chaque intervention médicale qui est pratiquée, il y a habituellement trois niveaux de facturation des patients, chaque niveau faisant l'objet d'une facturation distincte :

- les honoraires du centre de chirurgie pour l'utilisation des infrastructures, de l'équipement chirurgical, du personnel infirmier, des services professionnels non chirurgicaux, des approvisionnements et des autres services de soutien, lesquels honoraires sont exigés par le CCA de Northstar;
- les honoraires de chirurgie qui sont gagnés, facturés et perçus séparément par le chirurgien effectuant l'intervention, lesquels honoraires sont distincts et séparés des honoraires exigés par le CCA de Northstar; et
- les honoraires d'anesthésie qui sont gagnés, facturés et perçus séparément par l'anesthésiste, lesquels honoraires sont distincts et séparés des honoraires exigés par le CCA de Northstar et le chirurgien.

L'ensemble des revenus dépend du volume des interventions chirurgicales, de la composition des cas et des tarifs de paiement des payeurs respectifs. Le tableau qui suit présente les revenus nets provenant des services fournis aux patients, le nombre d'interventions réalisées et les revenus nets par intervention provenant des services fournis aux patients pour chacun des CCA de Northstar au cours des trois derniers exercices.

	Revenus nets provenant des services fournis aux patients $ (en milliers)			Nombre de procédures			Revenus nets provenant des services fournis aux patients ($) par intervention[2]		
CCA	2006	2005	2004	2006[1]	2005	2004	2006[1]	2005	2004
Palladium	24 623 $	18 344 $	9 578 $	18 827	15 728	16 794	1 308 $	1 166 $	570 $
Kirby	22 399 $	16 804 $	10 743 $	17 573	14 394	7 195	1 275 $	1 167 $	1 493 $
Total	47 023 $	35 148 $	20 320 $	36 400	30 122	23 989	1 292 $	1 167 $	847 $
Pourcentage total de la croissance au fil des années	33,8 %	73,0 %	— %	20,8 %	25,6 %	— %	10,7 %	37,8 %	— %

Note :

1) Calculé en divisant les revenus nets provenant des services fournis aux patients par le nombre d'interventions.

Composition des cas

Les CCA de Northstar privilégient un type limité d'interventions chirurgicales non urgentes à volume élevé. La composition des cas pour chaque CCA de Northstar dépend des domaines de spécialisation clinique des chirurgiens faisant partie du personnel médical et des équipements et de l'infrastructure que possède chaque établissement. Les deux CCA de Northstar ont l'intention de continuer à peaufiner leur composition des cas au fur et à mesure que les occasions se présentent. Le tableau qui suit présente le nombre combiné d'interventions et les revenus nets perçus qui ont été générés par les spécialisations médicales en 2006 et en 2005 par les CCA de Northstar :

Composition des cas des CCA de Northstar[1]

Spécialisation	Nombre de cas[2] en 2006	Pourcentage des cas[2] en 2006	Revenus nets perçus[3] en 2006	Pourcentage des revenus nets perçus[3] en 2006	Nombre de cas[2] en 2005	Pourcentage des cas[2] en 2005	Revenus nets perçus[3] en 2005	Pourcentage des revenus nets perçus[3] en 2005
Traitement de la douleur	5 127	50,0 %	21 243 $	46,9 %	4 582	54,2 %	16 004 $	45,0 %
Orthopédie[4]	3 027	29,5 %	13 969 $	30,9 %	2 533	30,0 %	14 701 $	41,3 %
Podologie	727	7,1 %	5 034 $	11,1 %	386	4,6 %	2 345 $	6,6 %
Gastrointestinal/urologie	661	6,4 %	588 $	1,3 %	618	7,3 %	677 $	1,9 %
Chirurgie générale	367	3,6 %	1 240 $	2,7 %	258	3,1 %	1 372 $	3,9 %
ORL	342	3,3 %	3 191 $	7,0 %	71	0,8 %	464 $	1,3 %
Total	10 251	100,0 %	45 265 $	100,0 %	8 448	100,0 %	35 563 $	100,0 %

Notes :

1) Non vérifié.

2) Le terme « cas » désigne le genre ou la catégorie de chirurgie qui a été effectuée et peut souvent comprendre plusieurs interventions. Par exemple, des interventions chirurgicales pour réparer trois différents ligaments dans le genoux d'un patient seraient considérées comme un cas orthopédique mais comme trois interventions orthopédiques.

3) Les revenus nets perçus (en milliers de dollars américains) consistent en les revenus nets provenant des services fournis aux patients qui sont effectivement perçus au cours d'une année civile.

4) Comprend les cas de chiroropratie.

Composition des payeurs

Les paiements que les CCA de Northstar reçoivent pour les interventions chirurgicales et les services connexes sont versés par des régimes d'assurance-maladie privés, des programmes d'accidents du travail, par les patients directement et par des régimes payeurs gouvernementaux. Une tranche importante (99 %) des revenus nets provenant des services fournis aux patients générés par les CCA de Northstar est basée sur des paiements versés par des régimes

privés d'assurance (non gouvernementaux). Les CCA de Northstar reçoivent très peu de revenus (environ 1 %) pour des interventions effectuées dans le cadre des régimes Medicare ou Medicaid. Les CCA de Northstar reçoivent également une tranche relativement peu élevée de leurs revenus directement des patients non assurés qui doivent payer de leur propre poche pour les services qu'ils reçoivent. Par contre, les patients assurés sont responsables de payer pour les services qui ne sont pas couverts par leur régime d'assurance-maladie, de même que les franchises, les copaiements et les obligations de coassurance qui sont exigibles en vertu de leurs régimes. Le montant de ces franchises, copaiements et obligations de coassurance a augmenté dernièrement, mais il ne représente pas une composante importante des revenus générés par les sociétés en commandite Northstar. Se reporter à la rubrique « Atouts de Northstar – Composition favorable des payeurs ».

Sources des honoraires du centre de chirurgie

Les honoraires du centre de chirurgie des CCA de Northstar sont générés par les médecins commanditaires et les autre chirurgiens qui pratiquent dans les CCA de Northstar. Ces honoraires du centre de chirurgie sont facturés et perçus directement par les sociétés en commandite Northstar. Par contre, les CCA de Northstar, à titre individuel et à l'occasion, peuvent aussi conclure des ententes avec d'autres chirurgiens qui réalisent des interventions moyennant des honoraires préétablis. Les interventions sont souvent réservées et réalisées de façon ponctuelle selon la disponibilité du personnel et de l'espace. La grille des honoraires pour ces ententes peut varier, mais elle est généralement structurée selon un pourcentage (habituellement de 40 % à 50 %) des honoraires du centre de chirurgie. En plus de constituer une source additionnelle de revenus pour les CCA de Northstar, la direction croit que ces ententes de rechange permettent aux CCA de Northstar d'attirer et d'évaluer de futurs médecins commanditaires et qu'elles augmentent le taux d'utilisation global de la capacité des centres. Les chirurgiens qui ont un droit de propriété dans les sociétés en commandite Northstar n'ont pas le droit de louer de l'espace dans les CCA de Northstar aux termes de ces ententes de rechange.

Gestion et employés

Northstar Acquisitions sera responsable de la gestion de toutes les mesures opérationnelles, financières, stratégiques et de commercialisation ainsi que les démarches en matière d'examen des compétences et d'obtention des permis qui sont entreprises par les CCA de Northstar, soit directement, soit indirectement dans le cadre de la gestion des employés des CCA de Northstar particuliers. Ceci comprend les tâches associées au recrutement et au certificat d'agrément des chirurgiens, la gestion et l'entretien des installations, les fonctions liées aux ressources humaines et au personnel administratif ainsi que toutes les questions d'ordre financier, notamment l'approbation des ententes conclues avec les payeurs tiers et le personnel.

Chacun des CCA de Northstar a un directeur médical qui est nommé par le conseil médical respectif des sociétés en commandite Northstar. Le personnel de chaque CCA de Northstar comprend généralement des infirmières autorisées, des techniciens pour le bloc opératoire, des techniciens en radiologie, le personnel administratif et d'autre personnel de soutien. Les chirurgiens et les autres médecins qui pratiquent dans les CCA de Northstar ne sont pas considérés comme du personnel ou des employés. Aucun employé des CCA de Northstar n'est représenté par une convention collective. La direction croit que chaque CCA de Northstar entretient de bons rapports avec ses employés et leur offre un programme de rémunération qui est concurrentiel. Le tableau qui suit présente, de façon sommaire, le profil de dotation en personnel de chaque CCA de Northstar :

	Équivalents à temps plein		
CCA	**Clinique**	**Non clinique**	**Total**
Palladium	17	14	31
Kirby	24	12	36
Total	**41**	**26**	**67**

Note :
1) Excluant les chirurgiens et les autres médecins qui pratiquent dans les CCA de Northstar.

La qualité des services fournis et la priorité qui est accordée à la satisfaction des patients et des employés sont des facteurs qui, de l'avis de la direction, font en sorte que les CCA de Northstar ont un taux de rétention élevé en ce qui a

trait aux chirurgiens, aux infirmières et au personnel administratif. La direction est également d'avis que les CCA de Northstar offrent aux infirmières et aux autres membres du personnel des meilleures conditions de travail et un milieu de travail moins institutionnalisé que les hôpitaux traditionnels.

Concurrence

Sur le marché de Houston, les CCA de Northstar doivent concurrencer à l'heure actuelle avec les hôpitaux classiques, les hôpitaux spécialisés et d'autres CCA pour attirer des chirurgiens et des patients. En règle générale, les hôpitaux ont un avantage sur les CCA en ce qui concerne la négociation des contrats d'assurance et la concurrence pour la clientèle interne et externe des chirurgiens. De plus, les hôpitaux offrent une gamme beaucoup plus variée et spécialisée de services médicaux (ce qui leur permet de desservir une gamme beaucoup plus large de patients) et, en règle générale, ils jouissent d'une plus grande notoriété auprès de l'ensemble de la communauté et possèdent des antécédents d'exploitation et des ressources financières beaucoup plus solides.

La concurrence entre les CCA et les hôpitaux pour attirer des chirurgiens et des patients s'est intensifiée au cours des dernières années. Par conséquent, certains hôpitaux ont imposé des restrictions au titre des accréditations de leur personnel médical (appelées la délivrance de titres de conflits d'intérêts) lorsque ces médecins détiennent un intérêt de propriétaire dans un CCA. Par ailleurs, certains hôpitaux classiques ont depuis peu commencé à établir avec des chirurgiens des coentreprises dans le cadre desquelles l'hôpital gère le CCA et l'hôpital, mais les chirurgiens sont copropriétaires du CCA.

De plus, il existe plusieurs grandes sociétés ouvertes, divisions ou filiales de grandes sociétés ouvertes et plusieurs sociétés fermées qui aménagent et acquièrent des CCA, et ces sociétés pourraient être en concurrence avec Northstar dans l'acquisition d'autres CCA. En outre, nombre de groupes de chirurgiens aménagent des CCA sans associé qui est une personne morale, recourant à des experts-conseils qui, habituellement, exécutent des services aux entreprises moyennant rémunération et qui peuvent prendre une petite participation dans les activités courantes de ces CCA. Se reporter à la rubrique « Facteurs de risque – Les autres fournisseurs de soins de santé nous livrent une concurrence importante – Atouts de Northstar ».

Malgré ces pressions concurrentielles, la direction est d'avis que les CCA de Northstar sont en bonne position pour livrer concurrence dans le but d'attirer des chirurgiens et des patients dans la région de Houston et dans d'autres marchés où Northstar pourrait acquérir des CCA dans l'avenir. Se reporter à la rubrique « Atouts de Northstar ».

Dépenses d'investissement

Les dépenses d'investissement des CCA de Northstar appartiennent à deux catégories : (i) les dépenses d'investissement pour l'entretien, et (ii) les dépenses d'investissement pour augmenter la croissance ou les bénéfices.

Dépenses d'investissement pour l'entretien

Les dépenses d'investissement pour l'entretien comprennent les dépenses associées au remplacement des biens d'équipement dont la durée de vie utile est épuisée, soit en raison de l'usage, soit parce qu'ils sont désuets sur le plan de la technologie. Les dépense d'investissement pour l'entretien comprennent également les dépenses nécessaires pour maintenir et mettre à niveau les infrastructures existantes, notamment le remplacement des articles d'ameublement et l'entretien courant des structures actuelles de l'édifice et de l'environnement paysager. Les systèmes de gestion informatisés des CCA de Northstar doivent également être entretenus et mis à niveau à l'occasion. Les deux CCA de Northstar ont été mis sur pied au cours des cinq dernières années et, à ce jour, les dépenses d'investissement pour l'entretien ont été relativement peu élevées, mais elles seront probablement plus élevées dans l'avenir.

Dépenses d'investissement pour la croissance

Les dépenses d'investissement pour la croissance sont les dépenses associées à l'achat de nouveaux équipements, à l'expansion des infrastructures existantes, notamment l'expansion des édifices actuels ou l'ajout de blocs opératoires ou de lits de convalescence et d'autres améliorations aux immobilisations. Les dépenses d'investissement pour la croissance ont pour but d'augmenter la productivité et les flux de trésorerie, d'améliorer les marges ou d'augmenter la capacité, ou les deux. Par exemple, en 2006, le CCA Palladium a fait l'objet d'un projet de rénovation en vue d'élargir

et de reconfigurer son secteur pré-opératoire et dans le cadre de ce projet les employés de la direction du CCA Palladium ont déménagé hors du CCA pour investir des bureaux distincts, créant ainsi de l'espace pour l'installation de trois nouveaux lits post-opératoires que le CCA Palladium partageait auparavant avec le service pré-opératoire.

Le tableau suivant présente les dépenses d'investissement pour l'entretien et pour la croissance à l'égard des CCA de Northstar pour 2005 et 2006 :

	Dépenses d'investissement en 2006			Dépenses d'investissement en 2005		
CCA de Northstar	Croissance	Entretien	Total	Croissance	Entretien	Total
Palladium	695 419 $	163 474 $	858 893 $	280 511 $	56 989 $	337 499 $
Kirby	98 796	267 401	366 197	—	167 039	424 745
Total	**794 215 $**	**430 875 $**	**1 225 090 $**	**538 216 $**	**224 028 $**	**762 244 $**

Perspectives

Les dépenses d'investissement pour l'entretien engagées par les sociétés en commandite Northstar se sont élevées en moyenne à environ 263 000 $ par année au cours de chacune des trois dernières années. La direction croit qu'un montant de 400 000 $ constitue une estimation prudente des dépenses d'investissement pour l'entretien qui seront nécessaires annuellement dans un avenir prévisible pour soutenir la capacité de production actuelle et l'utilisation des infrastructures et des équipements des CCA de Northstar. La direction continuera d'examiner les dépenses d'investissement pour la croissance en fonction du mérite économique de chaque projet et de la disponibilité des fonds.

Politique actuelle en matière d'opérations de couverture

Northstar est exposée aux fluctuations du taux de change entre le dollar canadien et le dollar américain étant donné que les distributions qu'elle recevra indirectement des sociétés en commandite Northstar sont libellées en dollars américains et les dividendes qu'elle versera en faveur des actionnaires seront libellés en dollars canadiens. Afin de réduire au minimum l'incidence des écarts du taux de change entre le dollar canadien et le dollar américain, Northstar a l'intention de conclure une entente de couverture d'une durée de cinq ans fondée sur le niveau actuel des flux de trésorerie mensuels estimatifs. Northstar entend par la suite poursuivre une politique continue en matière d'opérations de couverture dans l'avenir, compte tenu de la volatilité du taux de change entre le dollar canadien et le dollar américain à ce moment-là.

Assurance

Chaque CCA de Northstar maintient une police d'assurance responsabilité professionnelle sur la base des réclamations qui sont présentées. La couverture en vertu de ces polices est conditionnelle à ce que la police soit en vigueur au moment où la réclamation est faite, peu importe le moment où sont survenus les événements ayant entraîné la réclamation. Chaque société en commandite Northstar maintient également une police d'assurance de responsabilité civile de formule générale en fonction des réclamations qui sont présentées. Le coût et la disponibilité de cette couverture ont varié considérablement au cours des dernières années. De l'avis de la direction, le montant et la couverture de ces polices d'assurance sont adéquats pour l'exploitation d'établissements de chirurgie, mais rien ne garantit que la couverture d'assurance est suffisante pour couvrir toutes les réclamations futures ou encore que cette assurance continuera d'être disponible à un coût raisonnable.

Litiges

Les sociétés en commandite Northstar ne sont actuellement impliquées dans aucun litige. En 2003, le Texas a adopté des dispositions législatives visant à réformer ses lois relativement aux réclamations en matière de responsabilité professionnelle en fixant un plafond pour les dommages non économiques à hauteur de 250 000 $ par demandeur et à hauteur d'un montant global par réclamation de 750 000 $ pour les médecins et les autres prestataires de services, y compris les CCA. Les dommages-intérêts punitifs sont exclus de ce montant plafond. Ces dispositions législatives adoptées en vue de réformer la responsabilité délictuelle ont eu pour effet de réduire le coût des primes de l'assurance pour faute professionnelle en raison de la diminution des réclamations relatives aux fautes professionnelles. Se reporter à la rubrique « Facteurs de risque ».

ENDETTEMENT DE NORTHSTAR

À la clôture, on s'attend à ce que Ventures fournisse ou fasse en sorte que soit mise à la disposition de Northstar Subco une facilité de crédit renouvelable (la « facilité de crédit renouvelable ») de cinq ans pour un montant de • millions de dollars américains devant servir aux fins du fonds de roulement. La facilité de crédit renouvelable sera garantie par la totalité des éléments d'actif de Northstar Subco, y compris le nantissement de ses droits de propriété dans Northstar LPco et Northstar GPco, et elle sera assortie des modalités commerciales dont sont habituellement assorties les facilités bancaires de ce genre. Les montants tirés sur la facilité de crédit renouvelable à l'occasion porteront intérêt au TIOL de 30 jours, majorés de 300 points de base, lequel intérêt est payable mensuellement à terme échu. Northstar Subco versera à Ventures une commission d'engagement unique correspondant à 0,5 % du montant global de la facilité de crédit renouvelable, majorée d'une commission correspondant à 0,25 % par année à l'occasion sur tous les montants qui ne sont pas tirés en vertu de la facilité de crédit renouvelable. L'émetteur et Northstar Subco déploieront tous les efforts raisonnables et collaboreront avec Ventures pour faire en sorte que la facilité de crédit renouvelable soit cédée par Ventures à une banque commerciale avant le deuxième anniversaire de la clôture. À la clôture, Northstar Subco ne prévoit tirer aucun montant sur la facilité de crédit renouvelable.

À la clôture, Ventures fournira une garantie en espèces jusqu'à concurrence de • millions de dollars, au besoin, pour appuyer l'entente de couverture. En échange de cette garantie, Ventures recevra des honoraires des soutien correspondant à 1,0 % du montant de la garantie en espèces qui est fournie à la clôture. La garantie en espèces fournie par Ventures sera utilisée uniquement à titre de garantie et demeurera la propriété de Ventures. Tout revenu gagné sur ces fonds sera uniquement pour le bénéfice de Ventures. L'investisseur actuel aura une créance garantie contre l'émetteur, Northstar Subco, Northstar LPco et Northstar GPco à l'égard de tout montant de la garantie qui est utilisé.

À la clôture, les médecins commanditaires de chaque société en commandite Northstar règleront la totalité du passif de la société en commandite visée (à l'exception des créditeurs à recevoir dans le cours normal des activités et des créditeurs résultant de la vente de biens ou de la prestation de services qui non pas encore été vendus ou rendus), incluant la dette à long terme, les éléments de passif de tiers (déduction faite des débiteurs) et les autres charges à payer.

DONNÉES FINANCIÈRES PRO FORMA SÉLECTIONNÉES DE L'ÉMETTEUR

Le tableau suivant fournit un choix de données financières pro forma de l'émetteur pour l'exercice terminé le 31 décembre 2006. Les données financières sélectionnées suivantes pro forma doivent être lues en parallèle avec les états financiers pro forma de l'émetteur pour l'exercice terminé le 31 décembre 2006. Ces données financières présentées ci-dessous ne sont pas nécessairement une indication des résultats qui peuvent être atteints dans le futur.

En milliers de $ US	**Exercice terminé le 31 décembre 2006** (non vérifiés)
Produits nets tirés des services aux patients	47 023 $
Bénéfice net	29 739
Ajustements du bénéfice net	
Frais d'intérêts	234
Amortissement	1 150
Frais de gestion[1)]	1 824
Frais d'assurance[2)]	1 871
Frais de gestion des centres gérés[3)]	360
Augmentation des frais généraux, administratifs et autres dépenses de Northstar Acquisitions[4)]	(2 237)
Augmentation des frais généraux, administratifs et autres dépenses de l'Émetteur[5)]	(853)
BAIIA[6)] pro forma	32 088 $
Marge du BAIIA[7)] pro forma	68,2 %
Participations minoritaires dans Physician Limited Partners[8)]	(13 606)
Distribution à Ventures[9)]	(1 904)
BAIIA[6)] pro forma net de la participation minoritaire de Physician Limited Partners et des distributions à Ventures[10)]	16 578 $
Marge de BAIIA[7)] pro forma net de la participation minoritaire de Physician Limited Partners et des distributions aux entreprises	35,3 %

Notes :

1) La société en commandite Palladium paie des frais de gestion de 10 % des revenus nets collectés. Ces frais cesseront à la clôture du Placement.

2) La société en commandite Palladium paie des assurances sur la propriété et responsabilité à une société d'assurance affiliée à deux de ses médecins associés commanditaires et d'une épouse. Les ententes de paiement cesseront à la clôture du Placement.

3) Northstar Acquisitions va recevoir des revenus de gestion des centres gérés égal à 10 % de leurs revenus collectés nets.

4) La direction estime qu'après le Placement, Northstar Acquisitions encourra des frais généraux et administratifs de façon continue pour la rémunération courante des employés de Northstar Acquisitions, du loyer, des frais de marketing et autres frais administratifs pour la corporation.

5) Comprend les frais administratifs estimatifs à encourir par l'émetteur après le Placement sur les exigences de l'information continue pour les sociétés ouvertes, les relations avec les investisseurs, les frais des administrateurs et autres charges.

6) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

7) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

8) Représente les distributions estimatives aux médecins associés commanditaires de chaque société en commandite Northstar, qui conservera une participation d'associé de 45 % dans la société en commandite Palladium (en assumant qu'il n'y aura pas de d'exercice d'options) et une participation d'associé de 40 % dans la société en commandite Kirby.

9) Inclus 1 536 $ des distributions estimatives des actions de catégorie B de Subco et 368 $ de distributions estimatives sur les parts de catégorie B acquises.

10) Les montants pro forma disponibles à l'émetteur pour payer des dividendes est de 1 800 $ moins que le BAIIA pro forma, net des intérêts minoritaires du Physician Limited Partners et des distributions à Ventures en acompte de i) un montant estimatif de 400 $ d'entretien annuel des immobilisations, et ii) un montant estimatif de 1 400 $ de taxes à payer.

DONNÉES FINANCIÈRES SÉLECTIONNÉES DE NORTHSTAR PARTNERSHIPS

Les données financières sélectionnées suivantes doivent être lues en parallèle avec le « Rapport de gestion et résultats d'exploitation » et les états financiers annuels vérifiés de chaque société en commandite Northstar pour les exercices terminés les 31 décembre 2006, 2005 et 2004. Les données financières ont été préparées selon les PCGR, lesquels s'appliquent aux sociétés Northstar à tous les égards importants et conformément aux PCGR canadiens. Se reporter à la section « Sens de certains termes clés ». Ces données financières présentées ci-dessous ne sont pas nécessairement une indication des résultats qui peuvent être atteints dans le futur.

	Exercice terminé le 31 décembre		
	2006	**2005**	**2004**
En milliers de $US			
Produits nets tirés des services aux patients	47 023 $	35 148 $	20 320 $
Bénéfice net	29 739	21 254	12 400
Ajustements du bénéfice net			
Frais d'intérêts	234	286	212
Amortissement	1 150	982	615
BAIIA[1]	31 123	22 522	13 227
Marge du BAIIA[2]	66.2 %	64,1 %	65,1 %

	Exercice terminé le 31 décembre		
	2006	**2005**	**2004**
Produits nets tirés des services aux patients			
Société en commandite Palladium	24 623 $	18 344 $	9 578 $
Société en commandite Kirby	22 399	16 804	10 743
Total	47 023	35 148	20 320
Frais[3]			
Société en commandite Palladium	9 584	6 919	3 859
Société en commandite Kirby	7 700	6 976	4 062
Total	17 284	13 894	7 920
Bénéfice net			
Société en commandite Palladium	15 039	11 425	5 719
Société en commandite Kirby	14 699	9 829	6 681
Total	29 739 $	21 254 $	12 400 $

Notes :

1) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

2) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

3) Comprend des frais d'exploitation et des intérêts débiteurs.

RAPPORT DE GESTION ET RÉSULTATS D'EXPLOITATION

Il faut lire le rapport de gestion et l'état des résultats d'exploitation de Northstar Partnerships conjointement avec les états financiers vérifiés de chaque société en commandite Northstar et avec les états financiers pro forma de Northstar inclus dans le présent prospectus. Il renferme des énoncés prospectifs qui comportent des risques et des incertitudes. Les états financiers ont été préparés conformément aux PCGR qui exigent que la direction fasse des estimations et des hypothèses ayant des incidences sur les montants d'actifs et de passifs déclarés à la date des états financiers et sur le montant des produits et des charges durant les périodes considérées. Les résultats réellement obtenus pourraient s'écarter de ces estimations, compte tenu de divers facteurs, notamment ceux qui sont mentionnés ci-après et ailleurs dans ce prospectus, particulièrement à la section « Facteurs de risque». Certains totaux, partiels et pourcentages pourraient ne pas concorder parce qu'ils ont été arrondis.

Principales conventions comptables

La direction estime que les conventions comptables qui jouent le rôle principal dans les activités des sociétés en commandite Northstar ont trait à la constatation des produits, à l'utilisation d'estimations relatives au recouvrement des comptes débiteurs et aux provisions pour ajustements contractuels des produits. La préparation des états financiers conformément aux PCGR exige que la direction fasse des hypothèses et des estimations qui peuvent avoir une incidence importante sur les résultats d'exploitation déclarés périodiquement par l'entreprise. Compte tenu de la nature des activités de l'entreprise et du fait que la plus large part des services fournis par les sociétés en commandite Northstar sont payés par des tiers payeurs, il est nécessaire de faire des estimations et des jugements subjectifs pour évaluer les produits à constater, la possibilité de recouvrement des comptes débiteurs et les provisions pour ajustements contractuels des produits. Tandis que la direction applique des jugements basés sur des estimations qu'elle juge raisonnable dans les circonstances, les résultats réellement obtenus peuvent s'écarter de ces hypothèses. Il se peut que des résultats fort différents seraient constatés si on utilisait des hypothèses différentes. Les conventions comptables de chaque société en commandite Northstar sont décrites à la Note 1 de chacun de leurs états financiers vérifiés respectifs.

Information continue

Lorsque l'émetteur dépose un rapport de gestion annuel et intérimaire après la date du présent prospectus, l'émetteur doit, dans la mesure requise pour permettre une analyse comparative des périodes terminées avant la date de clôture, présenter l'information financière comparative sur les postes importants en la rapprochant de l'information financière historique de chaque société en commandite Northstar d'une façon similaire à l'information financière comparative contenue dans le présent document.

De plus, l'émetteur a pris les engagements suivants devant la Commission des valeurs mobilières de l'Ontario, selon lesquels : (i) il traitera les sociétés en commandite Northstar comme des filiales de l'émetteur; cependant, si les PCGR interdisent la consolidation de l'information financière des sociétés en commandite Northstar et celle de l'émetteur et que la société en commandite Northstar en question est une « filiale importante » selon le Règlement 55-101, l'émetteur fournira aux investisseurs des états financiers distincts pour ces entités, (ii) il obtiendra l'engagement de la société en commandite Northstar de respecter le Règlement 61-501 de la Commission des valeurs mobilières de l'Ontario et le Règlement Q-27 de l'Autorité des marchés financiers, selon le cas, et (iii) il s'engagera à appliquer une convention exigeant que les personnes susceptibles d'être des initiés d'une entité d'exploitation, si cette entité est un émetteur assujetti, déposent des rapports d'initiés concernant leurs opérations boursières sur les valeurs de l'émetteur et sur les valeurs négociables visées, sous réserve du respect des exemptions en vertu du Règlement 55-101. L'émetteur attestera annuellement qu'il s'est conformé à ses engagements et déposera une attestation à cet effet avec le dépôt de ses états financiers annuels.

État des résultats

Les produits proviennent des clients qui paient pour les services obtenus dans les centres chirurgicaux ambulatoires de Northstar. Les payeurs comprennent des sociétés privées d'assurance-vie, des employeurs, des régimes d'assurance des gouvernements fédéral et provinciaux, et des patients individuels. Les paiements versés par des organismes gouvernementaux sont généralement établis en fonction de la règlementation et des barème de tarification

officiels, tandis que les paiements provenant des sociétés d'assurance et des employeurs sont établis conformément à des arrangements contractuels qui ont en général une durée d'un an. Les produits sont facturés et comptabilisés au moment où les services ont été rendus aux patients. Les charges, constituées essentiellement des salaires, des médicaments et des fournitures, ainsi que des frais généraux et administratifs, sont comptabilisées au cours de la période durant laquelle elles sont engagées.

Le terme BAIIA est utilisé tout au long du présent rapport de gestion. Le BAIIA est défini comme étant le bénéfice avant intérêts, impôts, et amortissement ». Le BAIIA est une mesure que de nombreux investisseurs utilisent pour comparer les sociétés selon leur capacité de générer des liquidités à partir des activités d'exploitation. Cet indicateur ne doit pas servir de solution de remplacement aux honoraires et il n'est pas représentatif des flux de trésorerie liés à l'exploitation ou aux résultats d'exploitation établis conformément aux principes comptables généralement reconnus ou encore aux liquidités disponibles à des fins de distribution.

Pour voir un rapprochement entre le BAIIA et le bénéfice net de chaque société en commandite Northstar, consulter la section « Sélection d'information financière sur les sociétés en commandite Northstar ».

Exercice terminé le 31 décembre 2006 comparé à l'exercice terminé le 31 décembre 2005

	Exercice terminé le 31 décembre		**% de**
	2006	**2005**	**variation**
En milliers de $ US			
Produits nets tirés des services aux patients			
Société en commandite Palladium	24 623 $	18 344 $	34,2
Société en commandite Kirby	22 400	16 804	33,3
Salaires et avantages sociaux			
Société en commandite Palladium	1 805	1 186	52,2
Société en commandite Kirby	2 184	1 941	12,5
Médicaments et fournitures médicales			
Société en commandite Palladium	1 532	740	107,0
Société en commandite Kirby	2 544	2 019	26,0
Frais généraux et administratifs			
Société en commandite Palladium	3 952	3 327	18,8
Société en commandite Kirby	2 059	2 175	(5,3)
Bénéfice net			
Société en commandite Palladium	15 040	11 425	31,6
Société en commandite Kirby	14 699	9 829	49,6

Sur une base combinée, pour l'exercice terminé le 31 décembre 2006, les sociétés en commandite Northstar ont déclaré un bénéfice net de 29,7 millions de $, un BAIIA de 31,1 millions de $ et des produits nets tirés des services aux patients de 47,0 millions de $, ce qui représente des augmentations respectives de 39,9 %, 38,2 % et 33,8 %, par rapport à l'exercice 2005.

Société en commandite Palladium

Les produits tirés des services aux patients pour l'exercice terminé le 31 décembre 2006 se chiffent à 24,6 millions de $, soit une hausse de 6,3 millions de $ par rapport aux produits de 18,3 millions de $ enregistrés au cours de l'exercice précédent, surtout en raison d'une hausse du nombre de cas et d'une augmentation des produits par cas, attribuable à la plus grande complexité des chirurgies effectuées. La charge des salaires et des avantages sociaux a augmenté de 52,2 %, ou de 0,6 million de $, surtout en raison de l'embauche d'employés supplémentaires à temps plein et à temps partiel au lieu d'employés contractuels. Les frais de main-d'oeuvre contractuelle, qui sot inclus dans les frais généraux et administratifs, ont diminué de 55 %, ou de 0,6 million de $. Le coût des médicaments et des

fournitures a augmenté de 107 % pour atteindre 1,5 million de $, ce qui représente une hausse de 2,2 % des produits nets par rapport à 2005, surtout en raison d'une augmentation des cas de podologie, des chirurgies de l'oreille, du nez et de la gorge et des chirurgies générales, qui requièrent plus de fournitures médicales par cas que les autres genres de cas. Les frais généraux et administratifs ont augmenté de 18,8 % et sont passés à 4,0 millions de $ pour l'exercice terminé le 31 décembre 2006. En pourcentage du produit net, les frais généraux et administratifs se sont établis à 16,0 %, soit une baisse par rapport au pourcentage de 18,1 % enregistré pour l'exercice précédent, surtout en raison d'une baisse des frais de main-d'œuvre contractuelle. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2006 s'établissent respectivement à 15,0 millions de $ et à 15,5 millions de $, comparativement à un bénéfice net de 11,4 millions de $ et au BAIIA de 11,9 millions de $, comptabilisés pour l'exercice précédent.

Société en commandite Kirby

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2006 s'établissent à 22,4 millions de $, soit une hausse de 33,3 % sur les produits nets de 16,8 millions de $ comptabilisés au cours de l'exercice précédent. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque cas, surtout en raison de la plus grande complexité des chirurgies effectuées. Par rapport à l'exercice terminé le 31 décembre 2005, la charge des salaires et des avantages sociaux a augmenté de 12,5 %; cependant, en pourcentage des produits, la charge des salaires et des avantages sociaux a baissé de 1,8 %. Le coût des médicaments et des fournitures médicales a augmenté de 26,0 % pour s'établir à 2,5 millions de $, cependant en pourcentage des produits, le coût des médicaments et des fournitures médicales a diminué de 0,6 %. Pour l'exercice terminé le 31 décembre 2006, les frais généraux et administratifs ont diminué de 5,3 %, pour s'établir à 2,1 millions de $, par rapport à l'exercice précédent, surtout en raison d'une baisse des frais de publicité. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2006 s'établissent respectivement à 14,7 millions de $ et à 15,6 millions de $, comparativement à un bénéfice net de 9,8 millions de $ et au BAIIA de 10,7 millions de $, comptabilisés pour l'exercice précédent.

Exercice terminé le 31 décembre 2005 comparé à l'exercice terminé le 31 décembre 2004

	Exercice terminé le 31 décembre		% de
En milliers de $ US	2005	2004	variation
Produits nets tirés des services aux patients			
Société en commandite Palladium	18 344 $	9 578 $	91,5
Société en commandite Kirby	16 804	10 743	56,4
Salaires et avantages sociaux			
Société en commandite Palladium	1 186	765	55,1
Société en commandite Kirby	1 941	1 096	77,1
Médicaments et fournitures médicales			
Société en commandite Palladium	740	494	49,8
Société en commandite Kirby	2 019	1 028	96,4
Frais généraux et administratifs			
Société en commandite Palladium	3 327	1 951	70,5
Société en commandite Kirby	2 175	1 470	48,0
Bénéfice net (perte nette)			
Société en commandite Palladium	11 425	5 719	99,8
Société en commandite Kirby	9 829	6 681	47,1

Sur une base combinée, pour l'exercice terminé le 31 décembre 2005, les sociétés en commandite Northstar ont déclaré un bénéfice net de 21,3 millions de $, un BAIIA de 22,5 millions de $ et des produits nets tirés des services aux patients de 35,1 millions de $, ce qui représente des augmentations respectives de 71,4 %, 70,3 % et 73,0 %, par rapport à l'exercice 2004.

Société en commandite Palladium

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2005 se sont chiffrés à 18,3 millions de $, soit 8,8 millions de $ de plus que les produits nets tirés des services aux patients en 2004, soit 9,6 millions de $. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque cas, en raison de la plus grande complexité des chirurgies effectuées. La charge des salaires et des avantages sociaux a augmenté de 55,1 % par rapport à l'exercice de 2004; toutefois, en pourcentage des produits, le coût des salaires et des avantages sociaux a baissé de 1,5 %. Le coût des médicaments et des fournitures médicales a augmenté de 49,8 % pour s'établir à 0,7 million de $, mais en pourcentage des produits, il est passé de 5,2 % en 2004 à 4,0 en 2005, surtout en raison de l'augmentation des cas chiropratiques et gastro-intestinaux, qui exigent moins de fournitures médicales par cas. Les frais généraux et administratifs ont augmenté de 70,5 % par rapport à l'exercice précédent et sont passés à 3,3 millions de $ pour l'exercice terminé le 31 décembre 2005. Cependant, en pourcentage des produits nets tirés des services aux patients, les frais généraux et administratifs ont baissé, pour s'établir à 18,1 %, comparativement à 20,4 % pour l'exercice antérieur. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2005 s'établissent respectivement à 11,4 millions de $ et à 13,9 millions de $, comparativement à bénéfice net de 5,7 millions de $ et au BAIIA de 6,8 millions de $ pour l'exercice précédent.

Société en commandite Kirby

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2005 s'établissent à 16,8 millions de $, soit une hausse de 56,4 % sur les produits nets de 10,7 millions de $ au cours de l'exercice précédent. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque procédure, surtout en raison de la plus grande complexité des chirurgies effectuées dans le domaine de la gestion de la douleur. La charge des salaires et des avantages sociaux a augmenté de 77,1 % par rapport à 2004 pour se fixer à 1,9 million de $, en raison de l'augmentation de la main-d'oeuvre pour le plus grand nombre de chirurgies et des augmentations salariales normales. Le coût des médicaments et des fournitures médicales est passé à 12,0 % pour l'exercice terminé le 31 décembre 2005 par rapport à 9,6 % en 2004, en raison de la plus grande complexité des cas de 2005. Les frais généraux et administratifs ont augmenté de 48,0 % par rapport à l'exercice antérieur pour atteindre 2,2 millions de $ pour l'exercice terminé le 31 décembre 2005; cependant, en pourcentage des produits nets, les frais généraux et administratifs ne représentaient que 12,9 % des produits de l'exercice, par rapport à 13,7 % pour l'exercice antérieur, surtout en raison d'une baisse des honoraires professionnels et des frais d'entretien et de réparation. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2005 s'établissent respectivement à 9,8 millions de $ et à 10,7 millions de $, comparativement à bénéfice net de 6,7 millions de $ et au BAIIA de 7,1 millions de $, comptabilisés pour l'exercice précédent.

Liquidités et situation financière

Les liquidités réfèrent à la capacité de l'entité de rencontrer ses obligations financières lorsqu'elles sont dues. La direction estime que les flux de trésoreries liés aux activités d'exploitation et de financement vont produire suffisamment de liquidités pour gérer les comptes à recevoir, les stocks et les autres obligations financières à court terme dans un avenir prévisible. L'émetteur s'attend aussi à entrer dans un processus de refinancement des facilités de crédit comme source de financement futur. Voir section « Endettement de Northstar ».

Société en commandite Palladium

Le tableau suivant présente les liquidités, l'actif total ainsi que les passifs à long terme et à court terme de la société en commandite Palladium à la fin de l'exercice indiqué :

	Exercice terminé le 31 décembre		
	2006	2005	2004
En milliers de $ US			
Total de la trésorerie et équivalents de trésorerie	2 216 $	1 359 $	292 $
Actif total	12 038	8 695	5 541
Portion à court terme du passif à long terme	286[1)]	127[2)]	1 492[3)]
Passif à long terme, net de la portion à court terme	79	165	243
Liquiditées utilisées pour l'exploitation	(410)	(1 646)[4)]	(1 952)[4)]

Notes :

1) Inclus les contrats de location-acquisition (91$) et les dettes aux sociétés associées (195 $).

2) Inclus les contrats de location-acquisition (84$) et les dettes aux sociétés associées (43 $).

3) Inclus les contrats de location-acquisition (81$), les dettes aux sociétés associées (593 $), la ligne de crédit (250 $) et une note payable (568 $).

4) Inclus l'amortissement, changements dans les actifs et les passifs liés aux opérations.

Le tableau qui suit présente les informations concernant les obligations contractuelles de la société en commandite Paladium pour les exercices terminés après le 31 décembre 2006 :

En milliers de $ US	Location exploitation	Autres obligations à long terme
2007	405 $	297 $
2008	403	82
2009	415	—
2010	427	—
2011	440	—
Suivantes	880	—
Moins le montant représentant les intérêts	—	(14)
	2 970 $	365 $

Société en commandite Kirby

Le tableau suivant présente les liquidités, l'actif total ainsi que les passifs à long terme et à court terme de la société en commandite Kirby à la fin de l'exercice indiqué :

	Exercice terminé le 31 décembre		
En milliers de $ US	2006	2005	2004
Total de la trésorerie et équivalents de trésorerie	64 $	293 $	541 $
Actif total	9 860	9 672	10 276
Portion à court terme du passif à long terme	1 336	1 270	1 276[1]
Passif à long terme, net de la portion à court terme	1 171	2 294	4 163
Flux de trésorerie utilise pour les activités d'exploitation	(1 690)	359[2]	(3 660)[2]

Notes :

1) Inclus la dette à long terme (1 270 $) et une dette entre apparentés (6 $).

2) Inclus l'amortissement, le gain sur disposition d'immobilisations corporelles et la variation des actifs et des passifs.

Le tableau qui suit présente les informations concernant les obligations contractuelles de la société en commandite Kirby pour les exercices terminés après le 31 décembre 2006 :

En milliers de $ US	Location exploitation	Passif
2007	153 $	1 336 $
2008	153	1 095
2009	153	76
2010	153	—
2011	153	—
Suivantes	384	—
	1 149 $	2 507 $

Perspectives

Chaque société en commandite Northstar a affiché une vigoureuse performance financière depuis sa création. La direction a l'intention de maintenir et d'améliorer l'efficience des activités d'exploitation des sociétés en commandite Northstar en continuant de mettre en oeuvre une stratégie commerciale reconnue axée sur les points suivants :

- une structure de gestion et de propriété qui met l'accent sur l'efficacité opérationnelle;
- un perfectionnement continu et la mise en oeuvre des meilleures pratiques administratives et cliniques;
- des programmes de marketing proactifs qui visent les médecins, d'autres fournisseurs de soins de santé, les patients et les organismes payeurs;
- une croissance du nombre d'interventions chirurgicales effectuées;
- l'introduction méthodique de nouvelles interventions chirurgicales plus complexes.

Les activités des sociétés en commandite Nothstar sont légèrement saisonnières. En règle générale, les recettes sont plus élevées du mois d'octobre au mois de décembre alors que le chirurgiens reviennent des vacances d'été et que les patients tentent de profiter au maximum des régimes d'avantages sociaux offerts par des tiers payeurs et qui expirent à la fin de chaque année civile. La direction prévoit que cette tendance se maintiendra.

ADMINISTRATEURS, DIRIGEANTS ET MEMBRES DE LA DIRECTION

L'émetteur

Administrateurs de l'émetteur

Le conseil d'administration sera initialement composé de cinq administrateurs, dont quatre seront indépendants (au sens attribué à ce terme dans les lois sur les valeurs mobilières applicables). Les administrateurs de l'émetteur sont M. Cecil F. Fleming, M. Robert P. Kanee, M. Donald L. Kramer, M.D., M. Barry A. Tissenbaum et M. Victor A. Wells (M. Fleming siégeant à titre de président du conseil). Les administrateurs seront élus lors de chaque assemblée annuelle des actionnaires de l'émetteur. Un administrateur peut être révoqué au moyen d'une résolution spéciale des actionnaires, qui exercent leurs droits de vote en personne ou par procuration, ou peut démissionner moyennant un préavis de 30 jours. Le poste ainsi laissé vacant par la révocation d'un administrateur doit être comblé à l'assemblée des actionnaires lors de laquelle il a été révoqué. Un poste vacant qui n'est pas ainsi comblé à l'assemblée des actionnaires, ou qui est créé par suite de la démission d'un administrateur, peut être comblé si un quorum est atteint au sein des administrateurs restants. Aux fins des réunions des administrateurs, un quorum correspondra à la majorité de ceux-ci. Si aucun quorum des administrateurs n'est atteint, une assemblée extraordinaire des actionnaires doit être convoquée en vue de combler le poste vacant.

Les administrateurs superviseront les activités et géreront les affaires de l'émetteur, ce qui signifie notamment qu'ils agiront au nom de l'émetteur, exerceront leurs droits de vote au nom de celui-ci et le représenteront en qualité de porteur direct des actions ordinaires de Northstar Holdco et de porteur indirect des parts de catégorie A d'Acquisitions, des parts ordinaires d'Acquisitions, des parts privilégiées d'Acquisitions, des parts de catégorie A de Subco et des parts privilégiées de Subco.

Comité de vérification

Le comité de vérification de l'émetteur sera composé de M. Robert P. Kanee, M. Barry A. Tissenbaum et M. Victor A. Wells (M. Wells siégeant à titre de président du comité) et aidera les administrateurs de l'émetteur ainsi que les gestionnaires de Northstar Acquisitions à s'acquitter de leurs responsabilités de surveillance et de supervision des pratiques et procédures en matière de comptabilité et de production de rapports financiers de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar, de l'exactitude des contrôles et procédures comptables internes ainsi que de la qualité et de l'intégrité des états financiers. Chaque membre du comité de vérification sera indépendant (aux fins de la réglementation) de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar.

Comité de rémunération, des candidatures et de gouvernance d'entreprise

Le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur sera composé de M. Cecil F. Fleming, M. Robert P. Kanee et M. Barry A. Tissenbaum (M. Kanee siégeant à titre de président du comité) et examinera et formulera des recommandations aux administrateurs de l'émetteur et au conseil des gestionnaires de Northstar Acquisitions en ce qui concerne l'embauche, la rémunération, les avantages et la cessation de l'emploi du chef de la direction et du chef des services financiers de l'émetteur ainsi que des membres de la haute direction de Northstar Acquisitions. Le comité examinera sur une base annuelle les objectifs du chef de la direction pour l'année à venir et fournira son appréciation du rendement du chef de la direction. Le comité formulera également des recommandations en ce qui concerne la rémunération des administrateurs de l'émetteur. Le comité gérera tous les régimes de primes ou d'encouragement à l'intention des employés et formulera des recommandations concernant leur fonctionnement. Le comité sera également chargé de la mise au point de l'approche de l'émetteur et de Northstar Acquisitions à l'égard des questions liées à la gouvernance d'entreprise, devra conseiller le conseil en vue de combler les postes vacants au sein de celui-ci, sera responsable de l'examen périodique de la composition et de l'efficacité du conseil et de la contribution de chaque administrateur et de chaque gestionnaire, devra examiner les questions relatives à la relève au sein de la direction et devra étudier et approuver les propositions formulées par les administrateurs et les gestionnaires en ce qui concerne l'utilisation des services de conseillers externes pour le compte des gestionnaires ou des administrateurs de l'émetteur. Tous les membres du comité seront indépendants de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar.

Divulgation de renseignements

Le conseil d'administration sera également responsable de l'adoption et de l'examen périodique ainsi que de la mise à jour de la politique en matière de divulgation écrite de l'émetteur et de ses filiales. Cette politique visera, entre autres, à :

- énoncer les obligations juridiques de l'émetteur, de ses filiales ainsi que de leurs administrateurs, gestionnaires, dirigeants et employés respectifs en ce qui concerne les renseignements de nature confidentielle;
- trouver des porte-parole pour l'émetteur, qui seront les seules personnes autorisées à communiquer avec des tierces parties telles que les analystes financiers, les médias et les épargnants;
- fournir des lignes directrices relatives à la divulgation des renseignements de nature prospective;
- exiger l'examen préalable par les membres de la haute direction de toute divulgation sélective de renseignements financiers en vue de veiller à ce que ceux-ci ne constituent pas des renseignements importants, d'empêcher la divulgation sélective de renseignements importants et de faire en sorte que, en cas de divulgation sélective, un communiqué soit émis sur-le-champ;
- établir des périodes d'interruption précédant et suivant immédiatement la divulgation des résultats financiers trimestriels et annuels et précédant immédiatement la divulgation de certains changements importants, périodes durant lesquelles l'émetteur et ses filiales (y compris les sociétés en commandite Northstar) ainsi que leurs gestionnaires, dirigeants, employés et consultants respectifs, ne pourront ni acheter ni vendre d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou pouvant être convertis en de telles actions.

Rémunération des administrateurs

La rémunération initiale des administrateurs de l'émetteur (sauf en ce qui concerne le Dr Kramer) correspondra à 30 000 $ par année et à 1 500 $ par administrateur pour leur présence aux réunions du conseil ou de l'un de ses comités. Le président du conseil d'administration aura le droit de recevoir des honoraires annuels supplémentaires de 10 000 $. Les administrateurs se verront également rembourser leurs menues dépenses engagées dans le cadre des réunions du conseil. Les administrateurs seront parties aux arrangements relatifs à l'assurance et au versement d'indemnités décrits ci-après à la rubrique « – Protection d'assurance pour l'émetteur et les entités liées et indemnisation ».

Dirigeants de l'émetteur

L'émetteur aura deux dirigeants. M. Donald L. Kramer, M.D. sera le chef de la direction et M. Kenneth J. Klein sera le chef des services financiers. Chacun d'eux occupera un poste de nature comparable au sein de Northstar Acquisitions. La responsabilité principale de surveillance de la gestion et de la direction des activités des filiales de l'émetteur sera déléguée à Northstar Acquisitions et celle-ci s'en déchargera. Se reporter à la rubrique « – Northstar Acquisitions ».

Northstar Acquisitions

Gestionnaires de Northstar Acquisitions

Le conseil des gestionnaires de Northstar Acquisitions sera initialement composé de M. Cecil F. Fleming, M. Donald L. Kramer, M.D. et M. Kenneth J. Klein. En tout temps, le conseil des gestionnaires de Northstar Acquisitions devra être composé d'une majorité de résidents américains. Les gestionnaires de Northstar Acquisitions ne toucheront aucune rémunération. M. Fleming, le Dr Kramer et M. Klein siégeront également en qualité d'administrateurs de Northstar Holdco et de gestionnaires de Northstar Subco.

Le conseil des gestionnaires de Northstar Acquisitions aura, sous réserve des modalités de la convention d'exploitation de Northstar Acquisitions, pleins pouvoirs pour gérer les activités et les affaires de Northstar Acquisitions, pour prendre toutes les décisions relatives à Northstar Acquisitions et pour lier Northstar Acquisitions par contrat.

Dirigeants de Northstar Acquisitions

Northstar Acquisitions aura cinq dirigeants. M. Donald L. Kramer, M.D. sera le chef de la direction et M. Kenneth J. Klein sera le chef des services financiers. M. Jason Fisher sera le vice-président, Services aux médecins, M. Brad Kovnat sera le vice-président, Développement des affaires, et Mme Stephanie Victorian sera la vice-présidente, Opérations cliniques. La direction de Northstar Acquisitions sera, en règle générale, responsable de la surveillance de la gestion et de la direction des activités des sociétés en commandite Northstar aux termes d'un contrat de gestion intervenu entre Northstar Acquisitions et chacune des sociétés en commandite Northstar. Les médecins commanditaires de chacune des sociétés en commandite Northstar, par le truchement du conseil médical de chaque société en commandite Northstar respective, conserveront certains droits se rapportant aux opérations médicales de chaque société en commandite Northstar. Se reporter à la sous-rubrique « Les sociétés en commandite Northstar – Conventions de société en commandite ».

Administrateurs, gestionnaires et dirigeants

Le tableau ci-après indique le nom, la municipalité de résidence, les postes occupés auprès de l'émetteur et de Northstar Acquisitions ainsi que le poste principal (s'il y a lieu) qu'occupent les personnes qui seront des administrateurs et des dirigeants de l'émetteur ainsi que des gestionnaires et des dirigeants de Northstar Acquisitions, à la clôture du présent placement.

Nom et municipalité de résidence	Poste(s) occupé(s)	Nombre et pourcentage de titres de l'émetteur qui seront détenus à la clôture	Poste principal (s'il ne s'agit pas d'un poste occupé auprès de l'émetteur ou de Northstar Acquisitions)
JASON FISHER Houston, Texas	Vice-président, Services aux médecins de Northstar Acquisitions	•	—
CECIL F. FLEMING Toronto (Ontario)	Président du conseil de l'émetteur; gestionnaire de Northstar Acquisitions	•	Directeur d'entreprise
ROBERT P. KANEE Toronto (Ontario)	Administrateur de l'émetteur	•	Directeur d'entreprise
KENNETH J. KLEIN Houston, Texas	Chef des services financiers et secrétaire général de l'émetteur et de Northstar Acquisitions; gestionnaire de Northstar Acquisitions	•	—
BRAD KOVNAT Houston, Texas	Vice-président, Développement des affaires de Northstar Acquisitions	•	—
DONALD L. KRAMER, M.D. Houston, Texas	Administrateur de l'émetteur; gestionnaire de Northstar Acquisitions; chef de la direction de l'émetteur et de Northstar Acquisitions	•	—
BARRY A. TISSENBAUM Toronto (Ontario)	Administrateur de l'émetteur	•	Directeur d'entreprise
STEPHANIE VICTORIAN Houston, Texas	Vice-présidente, Opérations cliniques de Northstar Acquisitions	•	—
VICTOR A. WELLS Oakville (Ontario)	Administrateur de l'émetteur	•	Directeur d'entreprise

Biographies

Jason Fisher. Avant d'être nommé à titre de vice-président, Services aux médecins de Northstar Acquisitions, M. Fisher était associé fondateur et vice-président de Palladium Management, Ltd. M. Fisher était également un représentant commercial de la River Oaks Pain Management. Avant de se joindre à Palladium Management, Ltd.

en 2003, M. Fisher a travaillé dans le domaine de la commercialisation de produits pharmaceutiques à Los Angeles et à Houston. M. Fisher est titulaire d'un baccalauréat en administration des affaires avec spécialisation en commercialisation de la Baylor University.

Cecil F. Fleming. M. Fleming est un directeur d'entreprise agissant en qualité d'administrateur et de membre du comité de vérification de First Equity Benefits Inc. De 1997 à 2002, M. Fleming était le chef de la direction de BDO International B.V., société ayant son siège à Bruxelles, en Belgique. Auparavant, M. Fleming a occupé un poste d'associé pendant 36 ans auprès de BDO Dunwoody s.r.l. (anciennement Dunwoody & Company), où il a agi à titre d'associé directeur national du Canada (chef de la direction) de 1981 à 1996. M. Fleming a obtenu son titre de comptable agréé de l'Ontario en 1960 et a été élu en qualité de membre de l'Institut des comptables agréés de l'Ontario en 1985. Il a également agi à titre de commissaire de la Commission ontarienne de révision des pratiques financières.

Robert P. Kanee. M. Kanee est un directeur d'entreprise. Il a occupé le poste d'administrateur d'un grand nombre de sociétés fermées des secteurs de la gestion immobilière, de l'aménagement immobilier, des portefeuilles de placement, de la fabrication et de la distribution. De 1994 à 2000, M. Kanee était un administrateur de Perkins Paper Limited, société inscrite à la cote de la TSX sous le contrôle de Cascades Inc., puis en 2000, il a siégé à titre de président du comité indépendant qui a supervisé la privatisation de la société. De 1989 à 1999, M. Kanee était un administrateur de la Women's College Hospital à Toronto, en Ontario, puis a agi à titre de président du Comité des finances et de l'investissement et à titre de vice-président de ce même comité de 1998 à 1999. De 1991 à 1998, M. Kanee était vice-président, Fusions et acquisitions d'Abitibi-Consolidated Inc. (anciennement Abitibi-Price Inc.), l'un des plus importants fabricants de papier journal au monde. M. Kanee a obtenu sa maîtrise en administration des affaires de la University of Western Ontario en 1971 et a obtenu son titre de comptable agréé de l'Ontario auprès de Peat Marwick Mitchell en 1973. M. Kanee a obtenu son titre de membre de l'Institut des administrateurs de sociétés du Canada en 2004.

Kenneth J. Klein. Avant d'être nommé à titre de chef/contrôleur des services financiers de l'émetteur et de Northstar Acquisitions, M. Klein a agi à titre de vice-président adjoint, Finances, au sein de la Menninger Clinic, poste qu'il a occupé de 2005 à 2007. Avant de se joindre à la Menninger Clinic, M. Klein a été le directeur des finances du Memorial Hermann Southeast Hospital d'août 2003 à janvier 2005. Auparavant, M. Klein était le contrôleur de Southwest Concrete Products. M. Klein possède plus de 19 ans d'expérience en finances et en soins de santé. M. Klein a occupé des postes auprès de plusieurs autres organismes de soins de santé à Houston, au Texas, notamment au sein du Texas Children's Hospital, des Castle Dental Centers et du Fisher Healthcare. En 1988, M. Klein a commencé sa carrière au sein de KPMG Peat Marwick, après avoir obtenu son baccalauréat ès sciences avec spécialisation en comptabilité auprès de la Sacred Heart University à Fairfield, au Connecticut, et est également un expert-comptable diplômé (*certified public accountant*) du Texas. En outre, M. Klein est un membre actif de la Healthcare Financial Management Association.

Brad Kovnat. Avant d'être nommé à titre de vice-président, Développement des affaires de Northstar Acquisitions, M. Kovnat était associé fondateur et vice-président de Palladium Management, Ltd. M. Kovnat était également coadministrateur du CCA Palladium et de River Oaks Pain Management. M. Kovnat s'est joint à River Oaks Pain Management en novembre 2001 et est par la suite devenu associé fondateur de Palladium Management, Ltd. en mars 2004. Il a obtenu un baccalauréat ès arts de la Hofstra University, située à Hempstead, dans l'État de New York, en 1990 et a obtenu une maîtrise en administration des affaires de la Graziadio Shool of Business and Management de la Pepperdine University de Los Angeles en 2000. M. Kovnat est membre de la Texas Ambulatory Surgery Center Society ainsi que de la Federated Ambulatory Surgery Association.

Donald L. Kramer, M.D. Avant d'être nommé à titre de chef de la direction de l'émetteur et de Northstar Acquisitions, le Dr Kramer agissait à titre de président et directeur médical de Palladium Management, Ltd. depuis 2003. Le Dr Kramer a pratiqué la médecine pendant plus de 25 ans. Il a été associé fondateur de cinq CCA fructueux de Houston, notamment le CCA Palladium. Le Dr Kramer s'est joint à d'autres investisseurs en 1996 afin de mettre au point la Foundation Surgery Affiliates d'Oklahoma, laquelle a donné naissance à 31 CCA ainsi qu'à deux hôpitaux. En outre, le Dr Kramer a fondé Access Mediquip L.L.C., laquelle développe des coentreprises avec des hôpitaux et des cabinets de médecins aux fins de la revente de dispositifs médicaux implantables. Le Dr Kramer a obtenu son baccalauréat ès sciences avec spécialisation en propédeutique et en statistiques de la Penn State University ainsi que son diplôme en médecine du Jefferson Medical College de Philadelphie. Le Dr Kramer est un membre actif

de la Harris County Medical Society, de la Texas Medical Association et de la Texas Ambulatory Surgery Center Society et a auparavant occupé un poste au sein de la faculté de médecine du Baylor College of Medicine et de la University of Texas Medical Branch.

Barry A. Tissenbaum. M. Tissenbaum est un directeur d'entreprise et un consultant. M. Tissenbaum est actuellement administrateur, membre du conseil et président du comité de vérification du Universal Energy Group ainsi que membre du conseil à titre consultatif au sein de nombreuses sociétés fermées. De 1991 à 2005, M. Tissenbaum était associé d'Ernst & Young s.r.l./S.E.N.C.R.L., où il a agi en qualité de directeur, Commerce de détail et produits de consommation, de 1996 à 2000, et d'associé directeur du Toronto Midtown Office, de 1991 à 1996. M. Tissenbaum a obtenu son titre de comptable agréé du Québec en 1968 et de l'Ontario en 1974. Il est membre de l'Institut canadien des comptables agréés et de l'Institut des comptables agréés de l'Ontario.

Stephanie Victorian. Avant d'être nommée à titre de vice-présidente, Opérations cliniques de Northstar Acquisitions, Mme Victorian était associée fondatrice et vice-présidente de Palladium Management, Ltd. Elle était également coadministratrice du CCA Palladium et de River Oaks Pain Management, représentant l'entreprise en qualité de directrice, Protection des renseignements personnels et gestion des risques, rôle dans le cadre duquel elle était responsable de la gestion des ressources humaines et des programmes de gestion des dossiers médicaux. Avant de se joindre à Palladium Management, Ltd. en 2004, Mme Victorian a travaillé au Memorial Hermann Southwest Hospital à Houston, où elle a agi à titre de directrice des services cliniques auprès des groupes d'ORL, d'ophtalmologie, dentaire, de traitement de la douleur et de chirurgie plastique. Mme Victorian a reçu son baccalauréat ès sciences avec spécialisation en soins infirmiers de la Prairie View A&M University en 1995 et est membre de l'Association of Operation Room Nurses (AORN), de la Texas Ambulatory Surgery Center Society et de la Federated Ambulatory Surgery Association.

Victor Wells. M. Wells est un directeur d'entreprise. M. Wells est un administrateur de la Student Transportation of America Ltd. et de MagIndustries Corp. et est membre du AIG Excess Casualty Advisory Board. Il est également fiduciaire du Canada Cartage Diversified Income Fund. De juillet 2001 jusqu'à ce qu'il prenne sa retraite en mars 2006, M. Wells était vice-président, Finances et chef des services financiers du Chemtrade Logistics Income Fund. De 1998 à 2001, M. Wells était vice-président, Finances et chef des services financiers de la Tahera Diamond Corporation, société diamantifère inscrite à la cote de la TSX. M. Wells a obtenu son titre de comptable agréé auprès d'Ernst & Young s.r.l./S.E.N.C.R.L., à Toronto, et a été élu à titre de membre de l'Institute of Chartered Accountants of British Columbia en 1990 et de membre de l'Institut des comptables agréés de l'Ontario en 2006. M. Wells a obtenu son titre auprès de l'Institut des administrateurs de sociétés en 2007. M. Wells était anciennement le chef des services financiers de la Anvil Range Mining Corporation au moment où cette société a demandé la protection en vertu de la Loi sur les arrangements avec les créanciers des compagnies en 1998. Après ce dépôt, les services de M. Wells ont été retenus à titre de consultant en vue d'aider le séquestre judiciaire de la société.

RÉMUNÉRATION DE LA DIRECTION

Tableau sommaire de la rémunération

Le tableau ci-après présente un sommaire des arrangements relatifs à la rémunération annuelle et à long terme proposés en contrepartie de services qui doivent être rendus au cours de l'exercice 2007 de l'émetteur, en ce qui concerne le chef de la direction et le chef des services financiers de Northstar Acquisitions.

Nom et poste principal	Salaire ($)	Autre rémunération annuelle ($)[1]	Rémunération à long terme
DONALD L. KRAMER, M.D Chef de la direction	225 000 $	— $	— $
KENNETH J. KLEIN Chef des services financiers et secrétaire général	140 000 $	— $	— $

Note :

1) Le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur examinera les attributions devant être versées à la direction dans le cours normal des activités, à l'exception de la rémunération annuelle et de la rémunération à long terme, après la réalisation du placement.

Contrats d'emploi et ententes de non-concurrence

Aux termes des contrats d'emploi devant être conclus avec Northstar Acquisitions, chacun de MM. Kramer et Klein recevront un salaire annuel de base qui sera révisé chaque année et qui pourra être majoré au gré du conseil d'administration, ainsi qu'une prime, s'il y a lieu, tel que peut en décider le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

Le contrat d'emploi du Dr Kramer sera d'une durée initiale de trois ans et sera automatiquement renouvelable, à moins que l'une des parties ne soumette à l'autre un avis de non-renouvellement. Le contrat d'emploi de M. Klein aura une durée initiale de deux ans et sera automatiquement renouvelable, à moins que l'une des parties ne soumette à l'autre un avis de non-renouvellement. Sauf tel qu'il a été autrement approuvé par le conseil d'administration, le Dr Kramer conviendra avec Northstar Acquisitions que, aux termes de son contrat d'emploi, tant qu'il sera à l'emploi de Northstar Acquisitions et pendant une période se terminant au cinquième anniversaire de la date de clôture ou six mois suivant la cessation de son emploi, selon la plus tardive de ces deux dates, il ne sera pas autorisé à prendre un engagement, à avoir un intérêt financier, à fournir des services, à prêter de l'argent ou à garantir les obligations d'une personne qui exerce des activités qui font concurrence à tous égards importants aux activités, ou à une partie importante de celles-ci, qui sont menées par Northstar Acquisitions ou l'un des membres de son groupe à la date de la cessation de son emploi ou du non-renouvellement de son contrat d'emploi ou pendant les six mois précédant une telle cessation d'emploi ou un tel non-renouvellement de son contrat d'emploi, autrement que par la propriété d'un maximum de 5 % d'une catégorie de titres d'une entité cotée en bourse qui fait concurrence à Northstar Acquisitions.

Régime de rémunération à long terme

Suivant la clôture, Northstar Acquisitions adoptera un régime de rémunération à long terme (un « RRLT ») à l'intention des membres clés de la haute direction. L'objectif du RRLT est de fournir aux participants admissibles des occasions de rémunération qui augmenteront la capacité de Northstar Acquisitions à attirer, à retenir et à motiver son personnel clé et de récompenser les membres du personnel clés pour leur excellent rendement relativement aux services non médicaux. Aux termes du RRLT, Northstar Acquisitions mettra sur pied un ensemble de fonds en fonction de l'excédent (l'« excédent ») de l'encaisse disponible de l'émetteur aux fins du versement de dividendes sur les actions ordinaires (sans tenir compte des réserves pour les dépenses en capital ni des réserves pour les baux ou les emprunts de matériel) par rapport au seuil annuel de base devant être établi par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

Le RRLT sera géré par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, lequel déterminera à l'occasion : (i) qui sont les participants au RRLT; (ii) le niveau de participation de chaque participant; (iii) le ou les moments où les actions ordinaires deviendront acquises pour chaque participant; et (iv) les rajustements nécessaires pour atteindre le montant cible.

Le RRLT prévoira des paiements en espèces qui pourront être obtenus en fonction des seuils suivants, en supposant que l'encaisse disponible aux fins du versement de dividendes excède le montant cible fixé par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur. À l'origine, le montant cible de l'encaisse disponible aux fins du versement de dividendes dans le cadre du RRLT correspondra à ● $ CA par exercice. Cette cible pourra être rajustée par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, à l'occasion.

Pourcentage représentant l'excédent par rapport au montant cible	Pourcentage du surplus disponible à des fins d'attribution au titre du RRLT
5 % ou moins	0 %
Entre 5 % et 10 %	10 %
Entre 10 % et 15 %	15 %
15 % ou plus	20 %

Si un participant du RRLT cesse d'être un participant admissible aux termes du RRLT, les paiements non effectués au titre du RRLT seront immédiatement exigibles, à moins qu'un tel changement ne survienne par suite de la cessation d'emploi avec motif valable ou de la démission du participant (auquel cas, à moins que n'en décide

autrement le comité de rémunération, des candidatures et de gouvernance d'entreprise, ces paiements seront frappés de déchéance).

Régime de droits à la plus-value des actions

Suivant la clôture, l'émetteur adoptera également un régime de droits à la plus-value des actions (un « régime de DPVA ») en vue de favoriser la réalisation des objectifs de rendement de l'émetteur, de veiller à ce que les intérêts des personnes clés soient liés au succès de l'émetteur et d'offrir des occasions de rémunération qui permettront d'attirer, de retenir et de motiver les membres de la haute direction et les administrateurs dont l'apport est essentiel au succès à long terme de Northstar. Aux termes du régime de DPVA, l'émetteur peut attribuer des droits à la plus-value des actions (les « DPVA ») aux membres de la haute direction de Northstar Acquisitions et aux membres du conseil d'administration. Le nombre maximal d'actions ordinaires sous-jacentes qui pourront être émises aux termes du régime de DPVA correspondra à 10 % des actions ordinaires émises et en circulation à la clôture, sous réserve de certains rajustements en cas de fractionnement, de regroupement ou de reclassification des actions ordinaires ou d'autres changements analogues apportés au capital-actions de l'émetteur.

Le régime de DPVA sera administré par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, qui pourra, à l'occasion et à son gré, attribuer des DPVA aux personnes admissibles, à un prix d'exercice fixe.

Un DPVA aura une durée maximale de dix ans. Le prix d'exercice d'un DPVA ne devra pas être inférieur au cours moyen pondéré des actions ordinaires à la TSX pour les cinq jours de négociation précédant immédiatement la date de leur octroi. Les DPVA seront acquis de la manière établie par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

À l'exercice d'un DPVA, le porteur recevra un paiement en espèces, des actions ordinaires ou une combinaison des deux dont la valeur sera équivalente à l'excédent du prix d'exercice du DPVA par rapport à la juste valeur marchande d'une action ordinaire à la date de l'exercice.

Dans l'éventualité où un porteur cesserait d'être une personne admissible aux termes du régime de DPVA, les DPVA qu'il détient prendront immédiatement fin, à moins que le comité de rémunération, des candidatures et de gouvernance d'entreprise n'en décide autrement.

Sous réserve de l'obtention des approbations des autorités de réglementation pertinentes, le comité de rémunération, des candidatures et de gouvernance d'entreprise peut, à son gré, accélérer la période d'acquisition et fixer un nouveau prix pour les DPVA.

Le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur envisagera après la clôture l'attribution de DPVA aux membres de la haute direction de Northstar Acquisitions et aux membres du conseil d'administration.

Outre le RRLT et le régime de DPVA, le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur peut, à son gré, mettre en œuvre des arrangements relatifs à la rémunération supplémentaires afin de veiller à ce que les intérêts des personnes clés soient liés au succès de l'émetteur.

Protection d'assurance de l'émetteur et des entités liées et indemnisation

L'émetteur obtiendra ou fera en sorte que soit obtenue une police d'assurance à l'intention des administrateurs et des dirigeants de l'émetteur ainsi que des administrateurs, des gestionnaires et des dirigeants des filiales de l'émetteur, y compris de Northstar Acquisitions. La limite de responsabilité globale applicable aux administrateurs, aux gestionnaires et aux dirigeants assurés au titre de la police sera de ● millions de dollars, incluant les frais de défense. Aux termes de la police, chaque entité bénéficiera d'une protection relative au remboursement, dans la mesure où elle aura versé une indemnité aux administrateurs, aux gestionnaires et aux dirigeants. La police comprendra une protection relative aux réclamations visant des titres, qui fournira une protection contre toute obligation juridique de payer des frais dans le cadre de toute réclamation visant des titres pouvant être formulée contre l'émetteur, Northstar Acquisitions et l'une ou l'autre de leurs filiales. La limite de responsabilité globale sera partagée entre l'émetteur, Northstar Acquisitions et l'une ou l'autre de leurs filiales ainsi que leurs administrateurs, gestionnaires et dirigeants respectifs, de sorte que la limite de responsabilité ne s'appliquera pas exclusivement à l'une ou l'autre des entités ou à leurs administrateurs, gestionnaires et dirigeants respectifs.

Les règlements administratifs de l'émetteur, la convention d'exploitation de Northstar Acquisitions ainsi que les conventions de société en commandite visant chacune des sociétés en commandite Northstar prévoient l'indemnisation obligatoire de leurs administrateurs, gestionnaires et dirigeants respectifs à l'égard de toute responsabilité et de tous frais engagés dans le cadre d'une poursuite intentée contre l'un ou l'autre d'entre eux qui serait liée à l'exécution de leurs fonctions, sous réserve de certaines restrictions.

EMPLOI DU PRODUIT

Northstar prévoit toucher un produit net tiré du placement de ● $, déduction faite des frais payables par Northstar aux preneurs fermes et des frais estimatifs liés au présent placement payables par Northstar. Les frais totaux liés au présent placement estimés à ● $ comprennent les frais que Northstar est obligé de rembourser aux preneurs fermes.

Northstar affectera ce produit net à l'acquisition directe ou indirecte de la totalité des parts de catégorie A d'Acquisitions, de la totalité des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions. La totalité des parts de catégorie B d'Acquisitions seront détenues par Ventures. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Acquisitions affectera le produit tiré de la vente de ses titres de participation à l'acquisition de la totalité des parts privilégiées de Subco et des parts de catégorie A de Subco. Se reporter à la rubrique intitulée « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Subco affectera une tranche d'environ 58 millions de dollars de ce produit à l'acquisition indirecte d'une participation de société en commandite de 55 %, incluant la participation de commandité, dans la société en commandite Palladium et une tranche d'environ 48 millions de dollars à l'acquisition indirecte d'une participation de société en commandite de 60 %, incluant la participation de commandité, dans la société en commandite Kirby. Le reliquat du produit sera versé à Ventures. Ventures devrait fournir ou faire en sorte que soit mise à la disposition de Northstar Subco une facilité de crédit renouvelable de cinq ans pour un montant de ● millions de dollars devant servir aux fins du fonds de roulement. De plus, à la clôture, Ventures fournira une garantie en espèces jusqu'à concurrence de ● millions de dollars, au besoin, pour appuyer les ententes de couverture de Northstar. Se reporter à la rubrique « Endettement de Northstar ».

Le produit net que touchera l'émetteur par suite de la levée intégrale de l'option pour attributions excédentaires sera affecté principalement à l'acquisition d'une participation supplémentaire dans la société en commandite Palladium, ce qui fera en sorte que Northstar Acquisitions détiendra une participation indirecte de 70 % dans la société en commandite Palladium. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».

L'ÉMETTEUR, NORTHSTAR ACQUISITIONS, NORTHSTAR SUBCO ET LES SOCIÉTÉS EN COMMANDITE NORTHSTAR

L'émetteur

L'émetteur est une société qui a été constituée sous le régime de la BCBCA le 16 mars 2007. Le siège social de l'émetteur est situé au 355 Burrard Street, bureau 1900, Vancouver (Colombie-Britannique). Le principal établissement de l'émetteur est situé au 250 Yonge Street, bureau 2400, Toronto (Ontario).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement, l'émetteur détiendra, directement ou indirectement, la totalité des parts privilégiées d'Acquisitions, des parts ordinaires d'Acquisitions et des parts de catégorie A d'Acquisitions. Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Northstar Acquisitions

Northstar Acquisitions est une société à responsabilité limitée du Delaware qui a remplacé une société en commandite du Texas mise sur pied en 2003. Le siège social de Northstar Acquisitions est situé au 1201 Orange Street,

Wilmington (Delaware). Le principal établissement de Northstar Acquisitions est situé au 4120 Southwest Freeway, bureau 150, Houston (Texas).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement ainsi que celles envisagées dans les conventions d'achat de participations de société en commandite, Northstar Acquisitions détiendra directement la totalité des parts privilégiées de Subco et la totalité des parts de catégorie A de Subco, lesquelles représentent collectivement une participation à hauteur de 87,5 % dans Northstar Subco. Ventures détiendra la totalité des parts de catégorie B de Subco, lesquelles représentent une participation à hauteur de 12,5 % dans Northstar Subco. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Northstar Subco

Northstar Subco est une société à responsabilité limitée du Delaware. Le siège social de Northstar Subco est situé au 1201 Orange Street, Wilmington (Delaware). Le principal établissement de Northstar Subco est situé au 4120 Southwest Freeway, bureau 150, Houston (Texas).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement ainsi que celles envisagées dans les conventions d'achat de participations de société en commandite, Northstar Subco détiendra indirectement une participation de société en commandite à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 60 % dans la société en commandite Kirby. Ces participations indirectes comprennent la totalité de la participation de commandité dans chacune des sociétés en commandite Northstar. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Les sociétés en commandite Northstar

À la clôture, chaque société en commandite Northstar sera une société en commandite constituée sous le régime des lois de l'État du Texas. Le siège social et le principal établissement de chaque société en commandite Northstar sont comme suit : dans le cas de la société en commandite Palladium, le 4120 Southwest Freeway, 2e étage, Houston (Texas) et dans le cas de la société en commandite Kirby, le 9300 Kirby Drive, bureau 100, Houston (Texas).

Simultanément avec la clôture, chaque société en commandite Northstar sera réorganisée conformément à la convention d'investissement, aux conventions d'achat de participations de société en commandite et à la convention de société en commandite Northstar applicable. Northstar Subco acquerra indirectement une participation de société en commandite à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire à hauteur de 40 % dans la société en commandite Kirby. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Résumé

Bien que la structure du capital de Northstar Subco et de Northstar Acquisitions soit complexe, les retombées économiques pour Northstar et Ventures suivant la clôture du placement peuvent être résumées comme suit :

- Northstar, par le truchement de sa propriété directe et indirecte des parts ordinaires d'Acquisitions, des parts privilégiées d'Acquisitions et des parts de catégorie A d'Acquisitions, aura droit à (i) 87,5 % du bénéfice net réalisé et des distributions en espèces versées à l'égard du placement indirect de Northstar Subco dans les sociétés en commandite Northstar et des services de gestion fournis par Northstar Acquisitions aux sociétés en commandite Northstar et aux centres gérés; et à (ii) une participation avec droit de vote de 87,5 % dans Northstar Acquisitions, qui détiendra elle-même une participation avec droit de vote de 87,5 % dans Northstar Subco.
- Ventures, par le truchement de sa propriété des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco, aura droit à (i) 12,5 % du bénéfice net réalisé et des distributions en espèces versées

dans le cadre du placement indirect de Northstar Subco dans les sociétés en commandite Northstar et des services de gestion fournis par Northstar Acquisitions aux sociétés en commandite Northstar et aux centres gérés; et à (ii) une participation avec droit de vote de 12,5 % dans chacune de Northstar Acquisitions et de Northstar Subco.

Les frais d'exploitation directs engagés pour chaque société en commandite sont répartis au pro rata par les propriétaires de chacune des sociétés en commandite respectives de Northstar. Les frais d'exploitation engagés par Northstar Subco, Northstar Acquisitions, Northstar Holdco et l'émetteur, incluant les frais engagés à titre de société ouverte, sont répartis au pro rata entre l'émetteur et Ventures.

CONVENTION D'INVESTISSEMENT ET OPÉRATIONS CONNEXES

Convention d'investissement

Généralités

L'émetteur, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar GPco, Northstar LPco et Ventures concluront la convention d'investissement, qui doit être intervenue en date du prospectus définitif. Aux termes de la convention d'investissement, une série d'opérations seront entreprises et feront en sorte que l'émetteur fera indirectement l'acquisition, par le truchement de Northstar Holdco, des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions. Ventures conservera une participation dans Northstar Acquisitions par le truchement de sa propriété des parts de catégorie B d'Acquisitions. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Acquisitions détiendra la totalité des parts privilégiées de Subco ainsi que la totalité des parts de catégorie A de Subco. Ventures conservera une participation dans Northstar Subco par le truchement de sa propriété de la totalité des parts de catégorie B de Subco. « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

Northstar Subco fera ensuite indirectement l'acquisition, aux termes des conventions d'achat de participations de société en commandite, d'une participation indirecte de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation indirecte de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire de 60 % dans la société en commandite Kirby. Le texte qui suit constitue un résumé de certaines modalités de la convention d'investissement, lequel résumé ne prétend pas être exhaustif. On se reportera à la convention d'investissement pour obtenir la description complète de ces modalités ainsi que pour les consulter dans leur intégralité.

Engagements, déclarations, garanties et indemnités

La convention d'investissement comportera des engagements, des déclarations, des garanties ainsi que des indemnités connexes conjoints et individuels d'usage de Northstar Acquisitions, Northstar Subco, Northstar GPco et Northstar LPco en faveur de l'émetteur se rapportant aux activités et aux affaires de chacune des sociétés en commandite Northstar. Les déclarations faites et les garanties données par Northstar Acquisitions, Northstar Subco, Northstar GPco et Northstar LPco se rapportant aux activités et aux affaires des sociétés en commandite Northstar dans la convention d'investissement seront, à tous égards importants, identiques à celles faites ou données par les médecins commanditaires dans la convention d'achat de participations de société en commandite. Se reporter à la rubrique « – Conventions d'achat de participations de société en commandite ».

Ventures fera également des déclarations et donnera également des garanties (et fournira des indemnités à l'égard de celles-ci) en ce qui concerne les activités et les affaires des sociétés en commandite Northstar. De telles déclarations et garanties seront, sous réserve de la connaissance que possède Ventures (après avoir mené une enquête raisonnable), et seront par ailleurs, à tous égards importants, identiques à celles faites ou données par les médecins commanditaires dans les conventions d'achat de participations de société en commandite. Ventures sera uniquement tenue responsable des déclarations et des garanties se rapportant aux activités et aux affaires des sociétés en commandite Northstar après qu'un recours complet, attentif et définitif ait été exercé par les médecins commanditaires aux termes de la convention d'achat de participations de société en commandite pertinente. La responsabilité maximale de Ventures aux termes des indemnités versées à l'égard des déclarations, des garanties et des engagements de l'entreprise sera assujettie à une franchise unique de 500 000 $ et sera fixée à 10 millions de dollars; toutefois, tous les montants payables aux termes de

celle-ci devront être inclus dans le calcul de la limite et de la franchise au titre de l'indemnité de Ventures relative à la déclaration faite dans le prospectus, tel qu'il est décrit ci-après. De telles déclarations et garanties demeureront généralement en vigueur pendant une période de 24 mois à compter de la clôture (sauf en ce qui concerne certaines questions, telles que les questions liées au titre ainsi que les questions y afférentes, qui demeureront en vigueur indéfiniment, et certaines autres questions, telles que les questions d'ordre fiscal, qui demeureront en vigueur pendant la durée des périodes de restriction applicables). Aux termes de la convention d'investissement, Ventures conviendra de ne pas faire concurrence à l'émetteur ni à ses filiales dans le secteur des CCA dans l'État du Texas pendant une période de cinq ans.

La convention d'investissement comprendra également une déclaration faite par Ventures selon laquelle, au mieux de ses connaissances et après avoir mené une enquête raisonnable, il n'existe aucune déclaration fausse ou trompeuse connue (au sens attribué à ce terme dans la *Loi sur les valeurs mobilières* (Ontario)), dans le prospectus. Ventures versera à l'émetteur une indemnité à l'égard de tout manquement à une telle déclaration. L'indemnité relative à la déclaration faite dans le prospectus sera assujettie à une franchise de 500 000 $ et sera fixée à un montant maximal correspondant à la somme (i) du produit en espèces net reçu par Ventures à la clôture et (ii) de la valeur des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco détenues par Ventures à l'occasion. Tout produit en espèces reçu par Ventures par suite d'un transfert, de la vente ou du rachat de parts de catégorie B d'Acquisitions ou de parts de catégorie B de Subco sera retenu par Ventures et ne sera pas distribué à ses associés avant la fin de la période de maintien en vigueur de la déclaration faite dans le prospectus. L'indemnité à l'égard de la déclaration faite dans le prospectus demeurera en vigueur pendant une période de 36 mois et 60 jours à compter de la clôture.

En aucun cas un associé de Ventures ne pourra-t-il être tenu personnellement responsable aux termes des indemnités prévues dans la convention d'investissement et les parties indemnisées devront s'en remettre uniquement aux éléments d'actifs de Ventures, et non à ceux de l'un ses associés (qu'il s'agisse d'un commanditaire ou d'un commandité), pour satisfaire aux obligations aux termes de ces indemnités.

Seul l'émetteur est autorisé à présenter une réclamation ou à intenter une poursuite pour représentation fausse ou trompeuse ou pour rupture de contrat aux termes de la convention d'investissement. Les acquéreurs d'actions ordinaires ne posséderont aucun droit de résolution direct contre une filiale de l'émetteur à l'égard d'une déclaration fausse ou trompeuse faite dans le prospectus et posséderont uniquement un droit de résolution contre Ventures (en plus de l'émetteur et des preneurs fermes), étant donné que Ventures est considéré comme un promoteur en vertu de la législation en valeurs mobilières canadienne applicable. Se reporter à la rubrique « Droits de résolution et sanctions civiles ».

Conditions relatives à la clôture

Le placement indirect de l'émetteur dans Northstar Subco, de même que le placement indirect de Northstar Subco dans les sociétés en commandite Northstar seront conditionnels à la réalisation du présent placement et des opérations dont il est question dans la convention d'investissement et les conventions d'achat de participations de société en commandite.

Conventions d'achat de participations de société en commandite

Généralités

En ce qui concerne chacune des sociétés en commandite Northstar, Northstar LPco, Northstar GPco et les médecins commanditaires de ces sociétés en commandite Northstar sont parties à une convention d'achat de participations de société en commandite prévoyant l'acquisition par Northstar LPco et Northstar GPco d'une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire de 40 % dans la société en commandite Kirby. Le texte qui suit est un résumé de certaines modalités des conventions d'achat de participations de société en commandite, lequel résumé ne prétend pas être exhaustif.

Déclarations, garanties et indemnités

Chaque convention d'achat de participations de société en commandite contient les déclarations d'usage faites et les garanties d'usage données par les médecins commanditaires vendeurs de la société en commandite Northstar pertinente en faveur de Northstar GPco et de Northstar LPco. Ces déclarations demeureront généralement en vigueur pendant deux ans suivant la clôture (sauf en ce qui concerne certaines questions, telles que les titres et les questions y afférentes, qui demeureront en vigueur indéfiniment, et sauf en ce qui concerne certaines autres questions, comme les questions d'ordre fiscal qui demeureront en vigueur pendant la durée des périodes de restrictions applicables).

La responsabilité maximale qui incombe à chaque médecin commanditaire aux termes de la convention d'achat de participations de société en commandite se limitera généralement au prix d'achat payé à ce médecin commanditaire à l'égard de sa ou ses participations de société en commandite, plus les frais et les dépenses engagés par Northstar GPco et Northstar LPco dans le cadre de tout litige ou de tout règlement lié à la demande d'indemnisation en question.

Engagement de non-concurrence

Les médecins commanditaires vendeurs de chaque CCA de Northstar se sont engagés, au cours de la période de cinq ans suivant la clôture, à ne pas, directement ou indirectement (autrement qu'en qualité d'employé du Baylor College of Medicine ou du Methodist Hospital), détenir ou financer toute entreprise, exercer un contrôle sur toute entreprise ou participer aux bénéfices ou aux recettes de toute entreprise qui fait concurrence à un CCA de Northstar situé dans la zone qui correspond à la région la plus étendue dont les limites se situent (i) à l'intérieur d'un rayon de 30 milles d'un CCA dans lequel Northstar GPco et Northstar LPco possèdent collectivement une participation directe ou indirecte de 50 % ou plus; ou (ii) 25 milles à l'extérieur du périmètre de la ville de Houston. En dépit de ce qui précède, on ne pourra empêcher un médecin commanditaire de pratiquer une chirurgie dans une autre installation ou d'autrement pratiquer la médecine dans une clinique privée qui peut faire appel aux services d'une telle installation concurrentielle.

Entiercement

Les médecins commanditaires vendeurs investiront environ 18 millions de dollars dans des comptes sous entiercement détenus par une institution financière indépendante du Texas. Ces fonds garantiront une partie des obligations d'indemnisation de ce médecin commanditaire vendeur en ce qui concerne les déclarations qu'il a faites et les garanties qu'il a données en faveur de Northstar LPco et de Northstar GPco. Chacun des médecins commanditaires vendeur aura le droit de gérer le placement de ses fonds entiercés, et pourra effectuer un retrait annuel correspondant à un maximum de 40 % de l'augmentation cumulative de la valeur de ses fonds entiercés enregistrée dans les années antérieures. Les fonds entiercés seront libérés pour chaque médecin commanditaire vendeur sur une période de quatre ans, 15 %, 25 %, 30 % et 30 % des fonds étant libérés de leur entiercement à la fin des années un à quatre, respectivement. Les fonds entiercés d'un médecin commanditaire seront entièrement libérés advenant son décès ou son invalidité et seront frappés de déchéance si le médecin commanditaire prend sa retraite avant que les fonds n'aient été libérés.

Conditions relatives à la clôture

Le placement réalisé par Northstar GPco et Northstar LPco dans les sociétés en commandite Northstar sera conditionnel, entre autres, à la réalisation du présent placement.

STRUCTURE POSTÉRIEURE À LA CLÔTURE

Le diagramme ci-dessous illustre la structure de la propriété de l'émetteur à la réalisation du placement ainsi que des opérations dont il est question dans la convention d'investissement et dans les conventions d'achat de participations de société en commandite. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».



INVESTISSEURS PUBLICS
100 % d'actions ordinaires
Northstar Healthcare Inc.
(Colombie-Britannique)
100 % de parts de catégorie A d'Acquisitions
100 % d'actions ordinaires
Northstar Healthcare Holdings, Inc.
(Delaware)
100 % de parts ordinaires d'Acquisitions et
100 % de parts privilégiées d'Acquisitions1)
Northstar Healthcare Acquisitions, L.L.C.
(Delaware)
Healthcare Ventures, Ltd.
(Texas)7)
100 % de parts de catégorie B d'Acquisitions1)
100 % de parts de catégorie A de Subco et
100 % de parts privilégiées de Subco1)
100 % de parts de catégorie B de Subco1)
Northstar Healthcare Subco, L.L.C.
(Delaware)
Convention de gestion
participation de 55 %2)3)4)
participation de 60 %2)5)
The Palladium for Surgery – Houston LP
(Texas)
Medical Ambulatory Surgical Suites, LP
(Texas)
River Oaks Pain Clinic
The Palladium for Surgery – Dallas6)

Notes :

1) Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».
2) Propriété indirecte qui comprend la participation de commandité.
3) En supposant que l'option pour attributions excédentaires est levée intégralement, il s'agirait d'une participation de 70 %.
4) La participation restante de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) est détenue par les médecins commanditaires.
5) La participation restante de 40 % est détenue par les médecins commanditaires.
6) Northstar possède un droit de premier refus sur toute vente future de The Palladium for Surgery – Dallas.
7) M. Donald L. Kramer, M.D. et chef de la direction de l'émetteur, est propriétaire d'une participation dans Ventures, la société en commandite Palladium et The Palladium for Surgery – Dallas. Se reporter à la rubrique « Membres de la direction et personnes intéressés dans des opérations importantes ».

PARTICIPATION RETENUE

Après la clôture, Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Chaque part de catégorie B d'Acquisitions donne à Ventures le droit de recevoir de Northstar Acquisitions des distributions en espèces mensuelles équivalant à un pourcentage déterminé des revenus bruts de Northstar Acquisitions provenant des honoraires de gestion (y compris les honoraires de gestion touchés pour des services fournis dans le cadre de la convention de gestion de chaque société en commandite Northstar et de partage des coûts et pour des services fournis à d'autres clients de Northstar Acquisitions), devant être payés après que toutes les distributions ont été versées aux porteurs des parts privilégiées et des parts de catégorie A d'Acquisitions. Le pourcentage déterminé sera de 12,5 % à la clôture et diminuera si Ventures cède des parts de catégorie B d'Acquisitions en vertu du droit de négociation décrit ci-dessous.

Après la clôture, Ventures détiendra également la totalité des parts de catégorie B de Subco. Chaque part de catégorie B de Subco donne le droit à Ventures de recevoir des distributions de Northstar Subco, après le règlement des droits antérieurs des parts privilégiées de Subco, au prorata, aux porteurs de parts de catégorie B de Subco, sous réserve de certains arrangements en matière de report des distributions. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et la société en commandite Northstar » et « Northstar Subco – Report des distributions ».

Événements relatifs au rachat

Droit de négociation

La convention d'exploitation de Northstar Subco stipulera que les porteurs de parts de catégorie B de Subco ont le droit (le « droit de négociation »), pouvant être exercé à tout moment après le deuxième anniversaire de la clôture (mais pas plus d'une fois par semestre) de demander par écrit (une « demande ») que Northstar Subco entreprenne des négociations de bonne foi avec le porteur en question afin d'acheter aux fins d'annulation la totalité ou une partie des parts de catégorie B de Subco détenues par ce porteur. Le prix payé pour les parts de catégorie B de Subco correspondra à leur juste valeur marchande, majorée de la juste valeur marchande du nombre correspondant de parts de catégorie B d'Acquisitions. Sur réception d'une demande d'un porteur de parts de catégorie B de Subco, Northstar Subco devra, dans la mesure du possible, négocier l'achat des parts de catégorie B de Subco visées. Le droit de négociation ne peut être exercé que si, au moment de l'exercice, Northstar Subco n'est pas en situation de défaut relativement à une facilité de crédit ou à toute garantie ou indemnisation donnée par celle-ci.

Date de majoration

Si (i) dans les 60 jours suivant la réception d'une demande, Northstar Subco n'a pas fait son possible pour négocier l'achat aux fins d'annulation des parts de catégorie B de Subco visées; ou (ii) dans les 60 jours suivant la réception d'une demande, Northstar Subco a fait son possible pour négocier l'achat des parts de catégorie B de Subco mais Northstar Subco et le porteur n'ont pu s'entendre sur le prix d'achat des parts de catégorie B de Subco; ou (iii) dans les 60 jours suivant la demande, Northstar Subco offre d'acheter les parts de catégorie B de Subco et cette offre est acceptée par Ventures, et que l'achat effectué dans le cadre de cette offre n'est pas réalisé dans les 90 jours de la demande pour une raison autre que l'incapacité d'agir pour Northstar Subco pour des raisons ayant trait aux lois sur les valeurs mobilières (le soixantième ou le quatre-vingt dixième jour en question, selon le cas, est désigné la « date de majoration »), Ventures aura le droit de recevoir une distribution majorée (au sens donné ci-dessous) à l'égard des parts de catégorie B de Subco qui sont visées par la demande.

Pour chaque mois se terminant après la date de majoration, un dividende supplémentaire (la « distribution majorée ») sera versé à Ventures sur ses parts de catégorie B de Subco selon un montant par part de catégorie B de Subco équivalant à 0,1 fois la distribution qui aurait autrement été reçue sur ces mêmes parts de catégorie B de Subco pour le mois donné. Pour ce qui est des parts de catégorie B de Subco, la distribution majorée sera multipliée par 0,1 à chaque trimestre d'exercice, jusqu'à concurrence de 0,5 fois (soit 150 %) le montant de la distribution qui serait autrement payable pour chaque part de catégorie B de Subco. La distribution majorée sera non cumulative et payable mensuellement. La distribution majorée ne pourra être versée à Ventures qu'à l'égard d'un mois où Northstar Subco a versé à Northstar Acquisitions des distributions sur les parts de catégorie A de Subco d'un montant moyen équivalant au montant le plus élevé entre ● $ par part par mois (soit le total du montant initial mensuel à la clôture du placement) et le montant mensuel versé au cours du mois précédant le début de ce même mois.

Droit de rachat

La convention d'exploitation de Northstar Subco stipulera que Northstar Subco a le droit (le « droit de rachat »), pouvant être exercé à tout moment et à l'occasion après la date de majoration, et sous réserve des limites présentées ci-dessous, d'acheter aux fins d'annulation de Ventures la totalité ou une partie des parts de catégorie B de Subco qui sont visées par la distribution majorée. Le prix payé pour ces parts de catégorie B de Subco correspondra à leur juste valeur marchande, majorée de la juste valeur marchande du nombre correspondant de parts de catégorie B d'Acquisitions.

Suivant la remise d'un avis (l'« avis de rachat ») à Ventures demandant que celle-ci vende à Northstar Subco la totalité ou une partie de ses parts de catégorie B de Subco en vertu du droit de rachat (les parts de catégorie B de Subco visées étant désignées individuellement une « participation visée » et, collectivement, les « participations visées »), Ventures sera tenue de vendre à Northstar Subco les participations en question. Le rachat des participations visées aura lieu à la date qui sera déterminée dans l'avis de rachat de Northstar Subco (à condition que cette date ne soit pas antérieure au trentième jour suivant la réception par Ventures de l'avis de rachat).

La convention d'exploitation de Northstar Subco stipulera que le droit de rachat ne pourra être exercé que si, au moment de l'exercice, ni Northstar Subco, ni l'émetteur ou leurs filiales respectives ne sont en situation de défaut aux termes de la convention de rachat ou relativement à toute dette, sauf les dettes contractées envers des membres de leur groupe, ou seraient dans une situation de défaut par suite de l'exercice du droit de négociation et du rachat de parts s'y rapportant.

Le montant devant être versé par Northstar Subco pour l'achat de chaque participation visée conformément au droit de rachat correspondra à la juste valeur du marché de la participation visée au moment de l'achat, et devra être réglé en espèces.

La convention d'exploitation de Northstar Acquisitions stipulera que Northstar Acquisitions achètera aux fins d'annulation toutes les parts de catégorie B d'Acquisitions à leur valeur nominale à la date où toutes les parts de catégorie B de Subco en circulation auront été achetées aux fins d'annulation par Northstar Subco aux termes du droit de négociation ou du droit de rachat (le « droit de rachat d'Acquisitions »).

Tout achat de parts de catégorie B de Subco effectué par Northstar Subco aux fins d'annulation, y compris dans le cadre de l'exercice du droit de négociation par Ventures, ou l'exercice du droit de rachat par Northstar Subco, est désigné dans le prospectus un « événement relatif au rachat ».

STRUCTURE DU CAPITAL CONSOLIDÉ PRO FORMA

Le tableau ci-dessous fait état de la structure du capital consolidé pro forma de l'émetteur avant et après la prise d'effet du présent placement, mais avant l'exercice des options. Il faut lire ce tableau en parallèle avec les états financiers et les notes complémentaires aux états financiers inclus ailleurs dans le présent prospectus.

	En circulation au • 2007	Après la conclusion du placement
Avoir des détenteurs de parts		
Actions ordinaires	10,00 $ CAN (1 action ordinaire)	• $ CAN (• actions ordinaires)
Total du capital	•	•

L'ÉMETTEUR

Capital actions

Après la prise d'effet du présent placement, le capital autorisé de l'émetteur sera composé d'un nombre illimité d'actions ordinaires. À la réalisation du présent placement, • actions ordinaires (• actions ordinaires dans l'hypothèse de la levée intégrale de l'option pour attribution excédentaire) seront émises et en circulation.

Le pouvoir d'attribuer et d'émettre des actions est conféré au conseil d'administration. Northstar peut à l'occasion modifier ses statuts pour ajouter, modifier ou supprimer toute disposition figurant, ou pouvant figurer en vertu de la BCBCA, dans ses statuts, notamment aux fins suivantes : (i) la création de nouvelles catégories d'actions; (ii) le changement de désignation de la totalité ou d'une partie de ses actions; (iii) l'ajout, la modification ou la suppression de tout droit, privilège, restriction ou condition, y compris le droit de recevoir des dividendes accumulés, sur la totalité ou une partie de ses actions, soit émises, soit non émises; et (iv) l'échange d'actions de toute catégorie ou série, qu'elles soient émises ou non émises, contre un nombre différent d'actions de la même catégorie ou série, ou contre le même nombre ou un nombre différent d'actions d'autres catégories ou séries. Les porteurs d'actions d'une catégorie donnée ont le droit de voter séparément en tant que catégorie sur une proposition visant à modifier les statuts, notamment pour ajouter, supprimer ou modifier des droits, des privilèges, des restrictions ou des conditions rattachées aux actions de la catégorie en question. Les modifications des statuts susmentionnés doivent être autorisées par voie de résolution spéciale des actionnaires détenant au moins 66⅔ % des actions ordinaires en circulation.

Droit de vote

Chaque action ordinaire confèrera un droit de vote relativement à toutes les questions devant être soumises au vote à une assemblée des actionnaires. En règle générale, en vertu de la BCBCA, les porteurs des actions d'une catégorie ont le droit d'exercer leurs droits de vote en tant que catégorie, que cette catégorie confère ou non par ailleurs le droit de voter, dans certains cas, notamment à l'égard de propositions visant à modifier les statuts pour ajouter, modifier ou supprimer les droits, privilèges, restrictions ou conditions rattachées aux actions de cette catégorie, ou pour augmenter les droits ou privilèges de toute catégorie d'actions conférant des droits ou des privilèges équivalents ou supérieurs aux actions de cette catégorie. En outre, les porteurs d'actions d'une catégorie ont le droit d'exercer leurs droits de vote, que cette catégorie confère ou non par ailleurs des droits de vote, à l'égard d'une convention de fusion, d'une opération de prorogation ou d'éviction, ou dans le cas de la vente, de la location ou de l'échange de la totalité ou de la presque totalité des biens de l'émetteur hors du cours normal de ses activités.

Dividendes

Les porteurs d'actions ordinaires auront le droit de recevoir des dividendes et l'émetteur devra payer les dividendes sur ces actions, sous réserve de la déclaration par les administrateurs, à même les sommes d'argent de l'émetteur dûment affectables au paiement des dividendes, selon le montant et la forme que le conseil d'administration peut déterminer de temps à autre, et tous les dividendes que les administrateurs pourraient déclarer sur les actions ordinaires seront déclarés et payés selon des montants par action identiques sur toutes les actions ordinaires en circulation à ce moment.

Liquidation

Advenant la dissolution ou la liquidation volontaire ou involontaire de l'émetteur, ou toute autre distribution des éléments d'actif de l'émetteur à ses actionnaires aux fins de liquidation de ses affaires, sous réserve des droits préalables des actions de rang supérieur aux actions ordinaires en ce qui a trait à la priorité dans la distribution des éléments d'actif à la dissolution ou la liquidation, les porteurs d'actions ordinaires auront le droit de recevoir les biens et les éléments d'actif restants de l'émetteur.

Politique en matière de dividendes

La politique en matière de dividende de l'émetteur, dans sa forme actuelle, vise un dividende mensuel de ● $ CA par action ordinaire. L'émetteur versera des dividendes sur les actions ordinaires (s'il en est) le 15ᵉ jour de chaque mois (ou le jour ouvrable suivant, si ce jour n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du mois précédent, à partir du ● 2007 (le premier jour ouvrable après le ●).

Le conseil d'administration peut, à son gré, modifier ou révoquer la politique en matière de dividendes actuelle de l'émetteur. Rien ne garantit que les dividendes versés par l'émetteur (s'il en est) correspondront aux sommes prévues. Dans l'hypothèse où les dividendes versés par l'émetteur sur les actions ordinaires correspondraient au montant prévu par la politique en matière de dividendes actuelle, l'épargnant recevrait, au total, des dividendes d'environ ● $ CA par année par action ordinaire.

Administration

L'émetteur gèrera directement ses obligations en matière de présentation de rapport et ses autres obligations relatives à son statut d'émetteur, avec la collaboration de Northstar Acquisitions, au besoin.

NORTHSTAR HOLDCO

Capital-actions

Northstar Holdco est une société du Delaware. Le capital autorisé de Northstar Holdco est composé d'un nombre illimité d'actions ordinaires. À la clôture du présent placement et des opérations envisagées aux termes de la convention d'investissement et des conventions d'achat de participations de société en commandite, la totalité des actions ordinaires de Northstar Holdco seront détenues par l'émetteur.

Politique en matière de distribution

À la clôture, le conseil des gestionnaires de Northstar Holdco adoptera une politique en matière de dividende aux termes de laquelle Northstar Acquisitions distribuera la totalité de l'encaisse disponible dans toute la mesure possible, à l'émetteur, sous réserve des lois applicables, au moyen de distributions mensuelles après avoir acquitté (i) ses obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; et (ii) ses obligations à l'égard d'autres frais, y compris des frais administratifs, des retenues et autres impôts applicables. Les dividendes versés sur les actions ordinaires de Northstar Holdco seront assujettis à une retenue d'impôt américain de 5 % dans la mesure où ces dividendes représentent une distribution du « bénéfice et des profits » de Northstar Holdco aux fins du fisc américain.

NORTHSTAR ACQUISITIONS

Capital-actions

Northstar Acquisitions est une société à responsabilité limitée du Delaware. Le capital autorisé de Northstar Acquisitions est composé d'un nombre illimité de parts privilégiées d'Acquisitions, de parts de catégorie A d'Acquisitions, de parts de catégorie B d'Acquisitions et de parts ordinaires d'Acquisitions. À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », la totalité des parts de catégorie A d'Acquisitions seront détenues par l'émetteur, et la totalité des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions seront détenues par Northstar Holdco. À la clôture, la totalité des parts de catégorie B d'Acquisitions seront détenues par Ventures.

Les parts privilégiées d'Acquisitions (i) seront sans droit de vote; (ii) conféreront un droit de distributions préférentiel d'un montant correspondant aux frais d'exploitation encourus par Northstar Holdco et l'émetteur, et (iii) conféreront à la liquidation le droit au remboursement du capital contribué pour acquérir les parts privilégiées d'Acquisitions, en priorité sur les droits à la liquidation des parts de catégorie A d'Acquisitions, des parts de catégorie B d'Acquisitions et des parts ordinaires d'Acquisitions.

Les parts de catégorie A d'Acquisitions (i) seront sans droit de vote, sauf dans la mesure requise par la loi applicable, (ii) porteront un dividende fixe, cumulatif préférentiel mensuel d'un montant de ● % par mois, après que les distributions ont été versées aux porteurs des parts privilégiées d'Acquisitions, et (iii) conféreront au porteur à la liquidation le droit au remboursement du capital contribué pour acquérir les parts de catégorie A d'Acquisitions, en priorité sur les parts de catégorie B d'Acquisitions et les parts privilégiées d'Acquisitions.

Aux termes de la convention de rachat, l'émetteur achètera des parts de catégorie A d'Acquisitions de Northstar Holdco moyennant ● millions de dollars. Northstar Holdco sera tenu de racheter les parts de catégorie A d'Acquisitions de l'émetteur pour un montant faisant en sorte que l'émetteur réalise un taux de rendement interne de ● % par année sur le prix d'achat des parts de catégorie A d'Acquisitions (le « prix de rachat »). Northstar Holdco doit racheter les parts de catégorie A d'Acquisitions au douzième anniversaire suivant l'achat des parts de catégorie A d'Acquisitions par l'émetteur. En outre, Northstar Acquisitions fournira une garantie sans sûreté (la « garantie ») à l'émetteur pour soutenir les obligations de Northstar Holdco aux termes de la convention de rachat.

Les distributions versées à l'émetteur sur les parts de catégorie A d'Acquisitions sous réserve de la convention de rachat seront assujetties à une retenue d'impôt américain à la source de 10 %. Aux termes des modifications proposées

à la convention fiscale Canada-États-Unis de 1980 annoncées par le ministère des Finances du Canada dans son budget fédéral du 19 mars 2007, ce taux de retenue d'impôt à la source sera ramené à 7 % pour l'année au cours de laquelle la convention modifiée prendra effet puis à 4 % l'année suivante. De plus, à la troisième année et par la suite, le taux de retenue d'impôt à la source sur ces mêmes distributions tombera à zéro aux termes des modifications proposées. Rien ne garantit que ces modifications prendront effet ou qu'elles seront adoptées dans la forme proposée.

Les parts de catégorie B d'Acquisitions (i) seront avec droit de vote, (ii) conféreront le droit à une distribution mensuelle correspondant à un pourcentage précisé des revenus bruts provenant des honoraires de gestion de Northstar Acquisitions (y compris les honoraires de gestion tirés de services rendus à des sociétés en commandite Northstar aux termes des conventions de gestion et de partage des coûts et aux autres clients de Northstar Acquisitions), payables après que les distributions ont été versées aux porteurs des parts privilégiées d'Acquisitions et des parts de catégorie A d'Acquisitions, ce pourcentage précisé correspondra au nombre de parts de catégorie B de Subco détenues par Ventures à ce moment, divisé par 1 000, et (iii) conféreront au porteur à la liquidation le droit au remboursement du capital contribué pour acquérir les parts de catégorie B d'Acquisitions. Ainsi, au rachat ou au remboursement des parts de catégorie B de Subco, l'intérêt économique de Ventures dans Northstar Acquisitions sera réduit en conséquence.

Les parts ordinaires d'Acquisitions (i) seront avec droit de vote, (ii) conféreront le droit à une distribution mensuelle correspondant à l'encaisse restante (déduction faite de la distribution devant être versée aux porteurs de parts de catégorie B d'Acquisitions), (iii) seront payables après que la totalité des distributions ont été versées aux porteurs de parts privilégiées d'Acquisitions et de parts de catégorie A d'Acquisitions, et (iv) conféreront au porteur de celles-ci le droit à la totalité des éléments d'actif restants de Northstar Acquisitions à la liquidation.

Politique en matière de distribution

À la clôture, le conseil des gestionnaires de Northstar Acquisitions adoptera une politique en matière de dividende aux termes de laquelle Northstar Acquisitions distribuera la totalité de l'encaisse disponible dans toute la mesure possible, proportionnellement à Ventures (dans les limites de son droit à un pourcentage précisé des revenus bruts provenant des honoraires de gestion de Northstar Acquisitions aux termes des parts de catégorie B d'Acquisitions) et à Northstar Holdco, sous réserve de la loi applicable, au moyen de distributions mensuelles après avoir acquitté (i) les obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; (ii) les obligations à l'égard des autres frais, y compris les frais administratifs, et les retenues et autres impôts applicables; et (iii) les dividendes privilégiés sur les parts privilégiées d'Acquisitions à Northstar Holdco et sur les parts de catégorie A d'Acquisitions à l'émetteur

Convention d'exploitation

La convention d'exploitation de Northstar Acquisitions énoncera les modalités et attributs des parts privilégiées d'Acquisitions, des parts de catégorie A d'Acquisitions, des parts de catégorie B d'Acquisitions et des parts ordinaires d'Acquisitions. Se reporter à la rubrique « – Capital-actions ». La convention d'exploitation de Northstar Acquisitions contiendra également les dispositions suivantes, dont le résumé ne se veut pas complet :

Droits de préemption

La convention d'exploitation de Northstar Acquisitions prévoira que, tant que Ventures détient une participation de 5 % dans Northstar Acquisitions, celle-ci aura le droit de maintenir sa quote-part de propriété de Northstar Acquisitions dans le cas où Northstar Acquisitions décide d'émettre des participations à titre de membre supplémentaires, sous réserve de certaines exceptions. Si Ventures exerce ce droit de préemption, il aura le droit de participer à l'émission des participations à titre de membre dans Northstar Acquisitions, au prix le plus favorable et selon des modalités aussi favorables que ceux des titres applicables offerts à des tiers. Ventures peut renoncer à ce droit de préemption.

Transférabilité

Les parts de catégorie B d'Acquisitions détenues par Ventures peuvent être transférées, si : (i) 100 % des parts de catégorie B d'Acquisitions sont transférées; (ii) Ventures offre en premier ses parts de catégorie B d'Acquisitions à

Northstar Holdco, qui devra avoir 30 jours pour exercer un droit de premier refus; et (iii) le cessionnaire convient d'être lié par la convention d'exploitation de Northstar Acquisitions.

Droits de suite

La convention d'exploitation de Northstar Acquisitions prévoira également que, à la clôture ou après celle-ci, si une personne offre d'acheter, directement ou indirectement, plus de 20 % des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions aux termes d'une convention avec Holdco ou, dans le cas d'un achat indirect, aux termes d'une offre publique d'achat non dispensée pour l'émetteur par laquelle l'émetteur propose de conclure une convention de soutien avec cette personne, alors une telle convention ou une convention de soutien prévoira comme condition que cette personne offrira d'acheter au prorata une portion des parts de catégorie B d'Acquisitions, selon les mêmes modalités et sous réserve des mêmes conditions que celles applicables à l'achat direct ou indirect des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions, selon le cas, selon les modalités établies dans la convention d'exploitation de Northstar Acquisitions. Il est précisé qu'une offre d'achat d'actions ordinaires doit être considérée comme une offre indirecte d'acheter cette portion des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions détenue directement ou indirectement par l'émetteur correspondant à la portion d'actions ordinaires visée par l'offre.

Droits de vente forcée

La convention d'exploitation de Northstar Acquisitions prévoira également que, à tout moment après la clôture, si requis par Northstar Holdco dans le cadre de la vente par Northstar Holdco de plus de 10 % de ses parts de catégorie A d'Acquisitions, Ventures vendra ses parts de catégorie B d'Acquisitions dans Northstar Acquisitions au prorata selon les mêmes modalités et sous réserve des mêmes conditions que celles applicables à la vente de la totalité de ses parts de catégorie A d'Acquisitions par Northstar Holdco.

Traitement égal

Sans l'approbation préalable de Ventures, Northstar Acquisitions ne doit pas racheter, échanger ou autrement conclure un transfert des parts de catégorie B d'Acquisitions (autrement qu'aux termes du droit de rachat ou du droit de négociation), à moins que les porteurs de parts de catégorie A d'Acquisitions soient traités également.

Locaux

Northstar Acquisitions maintiendra un bureau administratif distinct et séparé du CCA Palladium au 4120 Southwest Freeway, bureau 150, Houston, Texas. L'installation de 5 310 pieds carrés est louée d'un tiers selon un prix de location de base rajusté annuellement et un taux de location moyen de 11 606,78 $ par mois, augmentant à un prix de location de base de 13 859 $ par mois au cours de la dernière année de la location. La location devrait commencer vers le 15 avril 2007 et expirer en février 2014, et comporte deux options de renouvellement pour cinq ans.

NORTHSTAR SUBCO

Capital-actions

Northstar Subco est une société à responsabilité limitée du Delaware. Le capital autorisé de Northstar Subco sera composé d'un nombre illimité de parts privilégiées de Subco, de parts de catégorie A de Subco et de parts de catégorie B de Subco. À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », la totalité des parts de catégorie A de Subco et des parts privilégiées de Subco seront détenues par Northstar Acquisitions. Ventures détiendra la totalité des parts de catégorie B de Subco. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et sociétés en commandite Northstar ».

Les parts privilégiées de Subco (i) seront sans droit de vote, (ii) conféreront un droit de distributions préférentiel d'un montant correspondant aux frais d'exploitation encourus par Northstar Acquisitions, par Northstar Holdco et par l'émetteur, et (iii) conféreront à la liquidation le droit au remboursement du capital contribué pour acquérir les parts privilégiées de Subco, en priorité sur les droits de liquidation des parts de catégorie A de Subco et des parts de catégorie B de Subco.

Les parts de catégorie A de Subco (i) seront avec droit de vote, (ii) conféreront le droit à des distributions discrétionnaires égales à celles des porteurs de parts de catégorie B de Subco après que la totalité des distributions

préférentielles ont été versées aux porteurs de parts privilégiées de Subco, et (iii) à la liquidation, conféreront le droit de recevoir les éléments d'actif restants de Northstar Subco après le paiement des distributions préférentielles, un tel droit sera au même rang que les droits à la liquidation des parts de catégorie B de Subco.

Les parts de catégorie B de Subco (i) seront avec droit de vote, (ii) conféreront le droit à 0,001 % par part de catégorie B de Subco de l'encaisse disponible globale devant être distribuée après le règlement des droits antérieurs aux porteurs de parts privilégiées de Subco, au même rang que les porteurs de parts de catégorie A de Subco, à l'exception de ce qui est prévu ci-dessous à la sous-rubrique « Report des distributions » ci-après, et (iii) à la liquidation, confèrent le droit de recevoir 0,001 % par part de catégorie B de Subco des éléments d'actif de Subco devant être distribués aux porteurs de parts de catégorie A de Subco et de parts de catégorie B de Subco, ce droit doit être au même rang que les droits de liquidation des parts de catégorie A de Subco, et (iv) confèrent le droit à un « droit de négociation » tel qu'il est décrit à la rubrique « Participation retenue ».

Politique en matière de distribution

À la clôture, le conseil des gestionnaires de Northstar Subco adoptera une politique en matière de dividende aux termes de laquelle Northstar Subco distribuera la totalité l'encaisse disponible à Northstar Acquisitions et à Ventures conformément avec leurs détentions proportionnelles de parts de catégorie A de Subco et de parts de catégorie B de Subco, dans toute la mesure possible, sous réserve de la loi applicable, au moyen de distributions mensuelles après avoir acquitté (i) les obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; (ii) les obligations à l'égard d'autres frais, y compris des frais administratifs, des retenues et autres impôts applicables; (iii) la distribution privilégiée dues sur les parts privilégiées de Subco; et (iv) les arrangements relatifs au report des distributions décrits ci-dessous. Se reporter à la sous-rubrique « Report des distributions ».

Convention d'exploitation

La convention d'exploitation de Northstar Subco établira les modalités et les attributs des parts privilégiées de Subco, des parts de catégorie A de Subco et des parts de catégorie B de Subco. Se reporter à la rubrique « – Capital-actions ». En outre, la convention d'exploitation de Northstar Subco prévoira que Northstar Subco recevra des déductions supplémentaires à la suite de l'augmentation des coûts aux fins d'impôt des éléments d'actif sous-jacents de Northstar Subco causés par l'achat d'une participation directe ou indirecte dans les sociétés en commandite Northstar. De plus, Ventures recevra un revenu ou un gain qui est fondé sur la différence entre la part attribuable à Ventures de l'assiette fiscale aux fins de l'impôt sur le revenu fédéral américain des éléments d'actif de Northstar Subco avant la date de clôture et leur juste valeur marchande convenue établie à la date de clôture.

La convention d'exploitation de Northstar Subco contiendra des modalités substantiellement similaires à celles contenues dans la convention d'exploitation de Northstar Acquisitions à l'égard des droits de préemption, des restrictions sur les transferts, des droits de suite, des droits de vente forcée et du traitement égal.

Report des distributions

La convention d'exploitation de Northstar Subco prévoira également que jusqu'au 31 décembre 2010 ou une augmentation annoncée des dividendes mensuels par l'émetteur, selon le plus tôt à survenir, si l'encaisse disponible de l'émetteur pour payer les dividendes pour un mois donné est inférieure à 110 % de la totalité du dividende mensuel initial total, les distributions de Ventures provenant de Northtar Subco devront être reportées par le manque à gagner.

Ventures doit recevoir ses distributions reportées accumulées à l'occasion dans la mesure où l'encaisse en retard de 12 mois disponible pour les dividendes est supérieure à 110 % de la totalité du dividende mensuel initial total.

LES SOCIÉTÉS EN COMMANDITE NORTHSTAR

Chaque société en commandite Northstar est une société en commandite formée en vertu des lois du Texas.

Capital des sociétés en commandite Northstar

À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », Northstar Subco détiendra une participation de société en commandite indirecte de 55 %

dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation de société en commandite indirecte de 60 % dans la société en commandite Kirby. Ces participations de société en commandite comprennent les participations de commandité dans chacune des sociétés en commandite Northstar.

Politique en matière de distribution

À la réalisation du placement, Northstar GPco adoptera une politique aux termes de laquelle chaque société en commandite Northstar distribuera son encaisse disponible dans toute la mesure possible, sous réserve de la loi applicable, au moyen de distributions mensuelles de ses participations de société en commandite à Northstar LPco, à Northstar GPco et aux médecins commanditaires après : (i) avoir acquitté ses obligations aux termes de la convention de gestion et de partage des coûts; (ii) avoir acquitté ses obligations à l'égard du service de la dette, le cas échéant, aux termes d'une facilité de crédit ou de facilités de crédit ou d'autres conventions avec des tiers; (iii) avoir acquitté ses obligations à l'égard d'autres frais; et (iv) avoir retenu un fonds de roulement raisonnable ou d'autres réserves, y compris des montants en compte de dépenses en immobilisations et autres montants qui peuvent être considérés appropriés par le comité de gestion, sous réserve de l'approbation préalable de Northstar Acquisitions dans certaines circonstances. Sous réserve de certaines limites et exceptions, chaque société en commandite Northstar, et les sociétés en commandite Northstar en tant que groupe, seront limitées quant au montant des dettes qui peuvent être contractées.

Conventions de société en commandite

À la clôture, les médecins commanditaires de chaque société en commandite Northstar, Northstar GPco et Northstar LPco concluront une convention de société en commandite à l'égard de leur société en commandite Northstar respective. Chaque convention de société en commandite contiendra substantiellement les mêmes modalités. Le texte qui suit est un résumé de certaines dispositions des conventions de société en commandite, dont le résumé ne se veut pas complet. Un renvoi est fait aux conventions de société en commandite Northstar pour une description complète et le texte intégral de leurs dispositions.

Gestion

La gestion de chacune des sociétés en commandite Northstar sera divisée en deux fonctions : (i) la gestion des questions d'ordre médical, qui seront gérées par le conseil médical; et (ii) la gestion des activités et de l'exploitation commerciale, qui seront gérées par Northstar GPco, en sa qualité de commandité de la société en commandite Northstar, avec commentaire du comité d'exploitation. Les médecins commanditaires de la société en commandite Palladium choisiront 45 % des membres du comité d'exploitation (30 % si l'option pour attributions excédentaires est levée intégralement) et Northstar GPco choisira le 55 % restant des membres (70 % si l'option pour attributions excédentaires est levée intégralement). Les médecins commanditaires de la société en commandite Kirby choisiront 40 % des membres du comité d'exploitation et Northstar GPco choisira le 60 % restant des membres.

De plus, certaines responsabilités de gestion pour chacune des sociétés en commandite Northstar seront exercées pour le compte de Northstar GPco par Northstar Acquisitions aux termes des modalités d'une convention de gestion et de partage des coûts. Se reporter à la rubrique « Conventions de gestion et de partage des coûts ».

Conseil médical

Le conseil médical de chacun des CCA de Northstar sera composé de trois à cinq médecins commanditaires et sera responsable de mettre en place et de mettre en œuvre des politiques et des procédures concernant les questions d'ordre médical qui, en vertu de la loi, sont seulement du ressort des chirurgiens. Un représentant de Northstar GPco aura le droit de participer aux assemblées des conseils médicaux à titre d'observateur sans droit de vote.

Comité d'exploitation

Chaque société en commandite Northstar doit mettre en place un comité d'exploitation afin de surveiller les affaires internes de chacun des CCA de Northstar qui ne sont pas autrement : (i) la responsabilité du conseil médical ou de Northstar GPco, ou (ii) prévues par les termes de la convention de gestion et de partage des coûts. Le comité d'exploitation de chaque société en commandite Northstar doit également fonctionner au moyen d'un véhicule par

lequel les médecins commanditaires peuvent communiquer de façon officielle avec Northstar GPco. Le comité d'exploitation de chaque société en commandite Northstar doit être composé de cinq membres. Les médecins commanditaires de la société en commandite Palladium doivent choisir 45 % des membres du comité d'exploitation et Northstar GPco choisira 55 % des membres. Si l'option pour attributions excédentaires est levée, Northstar GPco aura le droit de choisir 70 % des membres du comité d'exploitation de la société en commandite Palladium. Les médecins commanditaires de la société en commandite Kirby devront choisir 40 % des membres du comité d'exploitation et Northstar GPco choisira 60 % des membres. Les membres du comité d'exploitation doivent exercer leurs fonctions pour la durée établie par le vote correspond au choix applicable et ces membres peuvent être révoqués à tout moment et sans motif par le vote des parties qui les ont ainsi choisis.

Distributions et attributions du revenu

L'encaisse disponible d'une société en commandite Northstar sera distribuée, et son revenu sera attribué, à l'occasion parmi Northstar LPco, Northstar GPco et les médecins commanditaires conformément au pourcentage de leur participation respective dans la société en commandite Northstar.

Vote majoritaire des médecins

Certaines mesures par les sociétés en commandite Northstar sont assujetties à un droit de veto par vote écrit de la majorité des participations des médecins commanditaires. Ces mesures incluent :

- la capacité de la société en commandite Northstar d'emprunter des fonds;
- la capacité de la société en commandite Northstar d'émettre des parts de société en commandite à un nouvel associé;
- la mise en place des honoraires chargés par le CCA de Northstar à l'égard des services rendus au CCA de Northstar;
- l'approbation des conflits liés à Northstar GPco;
- une vente forcée par un médecin commanditaire de ses participations dans une société en commandite Northstar si nécessaire pour se conformer aux exigences en matière de réglementation;
- un changement de dénomination de la société en commandite Northstar;
- la vente d'une participation de société en commandite rachetée détenue par un médecin commanditaire actuel à un nouveau médecin commanditaire;
- la dissolution de la société en commandite Northstar;
- l'approbation du budget annuel et du plan annuel.

Nonobstant le processus d'approbation par les médecins commanditaires concernant le budget annuel et le plan annuel de la société en commandite Northstar, Northstar GPco a le droit et le pouvoir, aux termes de la convention de gestion et de partage des coûts, de poursuivre l'exploitation du CCA de Northstar pertinent d'une manière qui préserve les activités du CCA de Northstar et sa réputation, ses relations d'affaires et son installation physique.

Engagement de non-concurrence

Aux termes des conventions de société en commandite, tant qu'un médecin commanditaire est associé d'une société en commandite Northstar, et au cours d'une période de deux ans par la suite, il ne peut, directement ou indirectement (sauf à l'égard de la société en commandite Kirby, à titre d'employé du Baylor College of Medicine ou du Methodist Hospital) être propriétaire, exercer une emprise, financer ou participer aux profits ou bénéfices d'une entreprise qui fait concurrence avec un CCA de Northstar à l'intérieur d'un rayon de 20 milles de ce CCA de Northstar; pourvu que ce médecin commanditaire ne soit pas empêché d'exercer une chirurgie dans une autre installation ou qu'il puisse autrement pratiquer la médecine en pratique privée et qu'il puisse utiliser une telle installation concurrente.

En outre, aux termes des conventions d'achat de participations de société en commandite, un médecin commanditaire qui est également un vendeur des participations de société en commandite ne peut, pour une période de cinq ans, directement ou indirectement, être propriétaire d'une participation dans une installation concurrente.

Obligations continues des médecins commanditaires

Outre l'engagement de non-concurrence dont il est question ci-dessus, chaque médecin commanditaire a certaines obligations continues et incitatives (et les sanctions correspondantes) aux termes de la convention de société en commandite, y compris :

- le respect d'un critère revenu/procédures (« *Income/Procedures Test* ») qui exige que le médecin commanditaire, au cours d'une période de 12 mois donnée, exerce au CCA de Northstar applicable au moins 75 % du nombre total des procédures approuvées devant être exercées à un CCA qui était exercé par un médecin commanditaire durant cette période;
- la conservation de son statut d'« investisseur admissible » dans la société en commandite Northstar pertinente, qui inclut le respect des lois et des règlements applicables et le maintien des permis, des titres de compétence professionnels et de l'assurance-responsabilité professionnelle;
- l'exécution d'un nombre minimal de procédures au CCA de Northstar (dans le cas du CCA de Palladium, 75 % de son volume au cours des 12 mois précédant immédiatement la date de clôture et, dans le cas du CCA de Kirby, un nombre précisé de procédures, selon la spécialité).

Droits d'acheter des participations de société en commandite de médecins commanditaires

En cas de manquement à la convention de société en commandite par un médecin commanditaire, tous les droits du médecin commanditaire aux termes de la convention de société en commandite doivent être résiliés et ses participations dans la société en commandite peuvent être rachetées par la société en commandite moyennant 1,00 $. En outre, la société en commandite a le droit d'acheter les participations de société en commandite de ses médecins commanditaires à la valeur comptable nette au moment du décès, de l'incapacité, de la retraite ou de la faillite des médecins commanditaires. Ces participations de société en commandite rachetées peuvent alors être revendues à de nouveaux chirurgiens qui seront admis à titre de nouveaux médecins commanditaires avec le consentement d'une participation majoritaire des médecins commanditaires actuels, ce consentement ne pouvant être retenue de façon déraisonnable, afin de promouvoir la viabilité continue de la société en commandite Northstar avec une nouvelle génération de chirurgiens.

Transfert

Les conventions de société en commandite interdisent le transfert de participations de société en commandite par les médecins commanditaires. Aucune restriction de transfert ne s'applique aux participations de société en commandite détenues par Northstar GPco et Northstar LPco.

Admission de nouveaux médecins commanditaires

Northstar GPco peut admettre de nouveaux médecins commanditaires au moyen d'un vote écrit d'une participation majoritaire des médecins commanditaires actuels. L'admission d'un nouveau médecin commanditaire diluera les participations des médecins commanditaires actuels au prorata. Les participations de société en commandite de Northstar GPco et de Northstar LPco dans les sociétés en commandite Northstar ne sont pas visées par la dilution.

Conventions de gestion et de partage des coûts

Northstar Acquisitions assumera au nom de Northstar GPco certaines responsabilités en matière de gestion pour chacune des sociétés en commandite Northstar, conformément aux dispositions des conventions de gestion et de partage des coûts. Aux termes de chaque convention de gestion et de partage des coûts, Northstar Acquisitions fournira à chaque société en commandite Northstar concernée des services de gestion, notamment en ce qui concerne l'établissement du budget et la planification annuelle, le recrutement du personnel et les ressources humaines, les politiques et les procédures d'entreprise, la facturation et le recouvrement, la commercialisation, les systèmes d'information de gestion ainsi que l'achat et l'assurance. En contrepartie de ces services, Northstar Acquisitions recevra des honoraires correspondant à 5,5 % des produits mensuels nets gagnés par la société en commandite Northstar visée. Chaque convention de gestion et de partage des coûts visant la société en commandite Northstar concernée demeurera en vigueur tant que Northstar Acquisitions détiendra une participation directe ou indirecte d'au moins 20 % dans cette même société en commandite Northstar. Chacune des parties à la convention de gestion et de

partage des coûts peut résilier la convention en cas d'une violation importante de la part de l'autre partie qui ne serait pas réglée dans un délai de 60 jours, à moins que la violation ne puisse, de par sa nature, être réglée dans ce délai, auquel cas chaque convention de gestion et de partage des coûts demeurera en vigueur à condition que la partie en défaut fournisse un effort légitime de bonne foi afin de régler la violation.

RÉGLEMENTATION GOUVERNEMENTALE

Le secteur des soins de santé est lourdement réglementé. Les CCA de Northstar, comme c'est le cas pour tous les CCA aux États-Unis, sont assujettis à nombre de lois, de règles et de règlements fédéraux, étatiques et locaux. Ces lois, règles et règlements ont trait à la structure, à la propriété, au remboursement et à l'exploitation des CCA et peuvent influer sur le niveau ou l'étendue des services fournis ou des interventions chirurgicales pratiquées. Le texte qui suit commente les principaux règlements, lois et règles qui auront une incidence sur les CCA de Northstar.

Autorisation d'exercer et accréditation

Les CCA de Northstar sont soumis à la réglementation étatique et locale en matière de permis qui concerne principalement la sécurité et la protection des consommateurs, depuis le caractère approprié des soins médicaux jusqu'au respect des codes du bâtiment et des lois en matière de protection environnementale. Chaque État établit les exigences précises auxquelles doivent répondre les CCA pour obtenir l'autorisation d'exercer et la plupart des programmes étatiques en matière d'autorisation d'exercer exigent une inspection et une communication d'informations initiales et continues qui soient rigoureuses. Au Texas, dans le cadre de l'obtention du permis étatique requis, un CCA devient accrédité pour participer au programme fédéral Medicare et au programme Medicaid de l'État. Medicare et Medicaid remboursent aux CCA certaines interventions médicales seulement. De façon générale, les services de remboursement de Medicare et de Medicaid se limitent aux interventions non urgentes dont les cours délais d'anesthésie et d'opération ne nécessitent pas un séjour de plus de 24 heures. Se reporter à la rubrique « – Remboursement de Medicare et de Medicaid ».

Les CCA peuvent également demander une accréditation volontaire soit de la part de la Joint Commission on Accreditation of Healthcare Organizations, soit de l'Accreditation Association of Ambulatory Health Centers, soit de l'Association for Accreditation of Ambulatory Surgery Centers. Ces organismes fixent les normes qui on trait à l'installation physique, à l'administration, à la qualité des soins aux patients et à l'exploitation, par des effectifs médicaux, de divers types d'établissements de soins de santé.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Autorisation d'exercer et accréditation ».

Remboursement de Medicare et de Medicaid

Medicare est un programme d'assurance maladie que le gouvernement fédéral finance et administre et il est surtout destiné aux personnes qui ont droit à des prestations de sécurité sociale, qui ont 65 ans et plus ou qui sont invalides. Medicaid est un programme d'assurance maladie financé en commun par le gouvernement d'un État et le gouvernement fédéral qui assure une aide médicale aux personnes admissibles à faible revenu. Au Texas, le Department of Health Services est chargé tant de l'attribution du permis étatique aux CCA que de la certification Medicare; la participation à Medicare est requise si l'on veut participer au programme Medicaid étatique.

Pour participer au programme Medicare et en toucher des paiements, un CCA doit satisfaire à certaines conditions de couverture prévues par ce qu'il est convenu d'appeler les lois et règlements de la partie B promulgués par CMS. Entre autres, ces règlements ont trait au type d'établissement, à sa gouvernance, à la structure du personnel médical, à l'équipement, à son personnel infirmier professionnel et à la qualité et aux normes de ses soins, de même qu'au respect des lois et règlements étatiques et locaux. Les CCA certifiés par Medicare sont soumis à des enquêtes annuelles sur place en vue du maintien de la certification; le défaut de se conformer aux conditions de participation peut entraîner la perte de paiement de programme ou d'autres sanctions gouvernementales. La direction estime que les CCA de Northstar ont mis en œuvre des activités d'assurance continue de la qualité qui visent à contrôler le respect de ces conditions de participation et à assurer que les CCA de Northstar les respectent.

Les paiements de Medicare pour des interventions chirurgicales réalisées dans des CCA ne sont pas fondés sur les coûts ou des frais raisonnables. Plutôt, Medicare détermine prospectivement des montants de paiement fixes pour des

interventions réalisées dans les CCA en recourant à un regroupement d'interventions dans les CCA qui sont liées à des niveaux de remboursement. Ces montants sont rajustés compte tenu des coûts indirects et des variations salariales régionales. Dans la mesure où ces services sont rendus par les CCA de Northstar, le programme Medicaid du Texas verse aux CCA de Northstar un paiement fixe au titre de leurs services. Pour ce qui est des services dont on demande le remboursement aux termes de Medicare, les CCA sont remboursés en vertu de la Partie B de Medicare.

CMS a proposé des changements importants en matière de remboursement et de couverture, changements qui entreront en vigueur progressivement à compter de janvier 2007. Ces changements auront pour effet net de diminuer les niveaux de remboursement, mais d'accroître le nombre d'interventions chirurgicales qui seront couvertes. Les paiements au titre des services rendus par les CCA seront alignés en proportion au système de paiement prospectif pour patients externes (le « SPPPE ») utilisé pour les chirurgies d'un jour en hôpital (par opposition au CCA). D'ici le 1er janvier 2008, CMS estime que les tarifs révisés des CCA équivaudraient à 62 % des tarifs de paiement correspondants du SPPPE comparativement aux 88 à 92 % estimatifs des tarifs SPPPE actuels. Bien que cela soit inférieur aux tarifs actuels de remboursement en comparaison d'une chirurgie d'un jour en hôpital et que cela est généralement inférieur aux tarifs actuels de remboursement aux CCA, le coût de la prestation d'un service chirurgical donné dans un CCA est, de façon générale, moindre que dans un hôpital.

Vu les modifications significatives et défavorables en matière de paiement au titre de certaines interventions chirurgicales visées par le système de paiement révisé, CMS propose une période de transition de deux ans pour passer des tarifs actuels de paiement aux CCA aux nouveaux tarifs. Bien que pour les CCA de Northstar une proportion relativement restreinte (environ 1 %) de leurs produits d'exploitation provient de Medicare et de Medicaid, il est à noter que la majorité des programmes de tiers payeurs, surtout ceux relevant de contrats de soins gérés ou « en réseau », rattachent leurs remboursements à la grille tarifaire de Medicare.

De façon générale, le fait que CMS élargisse l'accès aux interventions chirurgicales dans un cadre de CCA au cours des deux années qui viennent constitue une évolution positive de la situation pour les CCA. La nouvelle règle ajoute 14 interventions à la liste des chirurgies pour lesquelles Medicare effectuerait un paiement à des CCA avec effet au 1er janvier 2007.

La *U.S. Deficit Reduction Act of 2005* requiert des États qu'ils adoptent des lois ayant trait au respect et à la mise à exécution de lois antifraude et abus concernant le programme étatique Medicaid. Les nouvelles exigences s'appliquent à toute entité qui reçoit ou effectue des paiements annuels d'au moins 5 000 000 $ aux termes d'un régime Medicaid étatique. Bien qu'aucun CCA de Northstar n'atteigne ce seuil, pas plus qu'à l'heure actuelle le groupe entier des CCA de Northstar ne satisfassent à ce seuil, tous les fournisseurs Medicaid sont assujettis au recouvrement de sommes d'argent pour facturation inappropriée. À ce jour, le Texas n'a pas adopté une telle loi.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités ».

Lois anti-pots-de-vin

Loi fédérale anti-pots-de-vin

La *United States Medicare/Medicaid Fraud and Abuse Anti-Kickback Statute* (la « loi anti-pots-de-vin ») interdit de « sciemment ou délibérément » verser de l'argent ou de procurer une rémunération de toute sorte en échange, une recommandation de clients bénéficiant d'un financement fédéral. Les tribunaux ont interprété la loi anti-pots-de-vin de manière très large. Plus précisément, ils ont statué que le terme « rémunération » peut inclure « toute chose de valeur sous toutes formes que ce soit » et que la rémunération est illégale si une « partie » de la rémunération vise à inciter à des recommandations. Parce que les médecins commanditaires sont en mesure de générer des recommandations pour les centres, la distribution de l'encaisse disponible aux investisseurs pourrait être examinée en raison de la loi anti-pots-de-vin.

La loi anti-pots-de-vin s'applique à tout centre qui fournit des services remboursés par un programme gouvernemental tel Medicare ou Medicaid, y compris les CCA. La loi anti-pots-de-vin s'applique aux CCA de Northstar même si les remboursements Medicare et Medicaid représentent une petite proportion (environ 1 %) des produits d'exploitation nets en services patients des sociétés en commandite Northstar.

Le Department of Health and Human Services (le « DHHS ») a donné des directives en matière de respect de la loi anti-pots-de-vin dans le cadre d'investissements de médecins, dont les suivantes :

- une partie ne peut offrir plus ou moins d'actions à un médecin en fonction des recommandations du médecin au CCA;
- le rendement du capital investi dans un CCA doit être relié à la propriété d'actions et ne peut être relié au nombre de recommandations qu'un investisseur fait au CCA;
- chaque investisseur doit payer la juste valeur marchande des actions d'un CCA;
- sous réserve du respect des règles refuges, le CCA ne doit pas offrir la possibilité de racheter la part d'un investisseur en fonction de son défaut d'amener des cas ou de susciter des affaires pour le CCA;
- nul ne devrait verser à un médecin de somme au titre de services, à moins que ce versement ne soit effectué à la juste valeur du marché et que ces services ne soient pas liés au volume ou à la valeur des recommandations générées pour le CCA.

Le DHHS a édicté des règlements qui renferment des « règles refuges » vis-à-vis de la loi anti-pots-de-vin et qui s'appliquent expressément aux CCA. Ces règles refuges sont de façon générale étroites, difficiles à mesurer ou à contrôler et ne couvrent pas une large gamme de relations économiques que nombre d'hôpitaux, de médecins ou d'autres fournisseurs de soins de santé considèrent comme des ententes commerciales légitimes. De plus, la loi anti-pots-de-vin renferme une règle refuge « petite entreprise ». Pour respecter cette règle refuge :

- pas plus de 40 % de la valeur des participations de chaque catégorie d'investissement ne peut être détenue au cours de l'exercice précédent ou de la période de 12 mois précédente par des investisseurs qui sont en mesure de faire des recommandations ou d'avoir une influence sur celles-ci, de fournir des éléments ou des services ou de générer autrement des affaires pour l'entité (pour les besoins de la présente rubrique, des catégories équivalentes de placement en actions peuvent être regroupées et des catégories équivalentes de titres d'emprunt peuvent être regroupées);
- les conditions offertes aux investisseurs passifs en mesure de recommander, de fournir des éléments ou des services ou de générer des affaires ne doivent pas être différentes des conditions proposées à d'autres investisseurs passifs;
- les conditions offertes aux investisseurs en mesure de faire des recommandations, de fournir des éléments ou des services ou de générer des affaires ne doivent pas être liées au volume antérieur ou escompté de recommandations, d'éléments ou de services fournis ou à la quantité d'affaires que cet investisseur a produit pour l'entité;
- il ne doit pas y avoir obligation que les investisseurs passifs fassent ou soient en mesure de faire des recommandations, de fournir des éléments ou des services ou de générer des affaires comme condition au fait de demeurer investisseurs;
- ni l'entité ni un investisseur ne peuvent commercialiser ou fournir d'éléments ou de services à des investisseurs passifs de façon différente par rapport à des non-investisseurs;
- pas plus de 40 % des produits d'exploitation bruts de l'entité liés à la fourniture d'éléments et de services en soins de santé au cours de l'exercice précédent ou des 12 mois précédents ne peuvent provenir de recommandations ou d'affaires par ailleurs suscitées par des investisseurs;
- aucuns fonds ne peuvent être prêtés ni aucune garantie accordée par une entité, un autre investisseur ou une autre personne ou entité agissant au nom de l'entité à un investisseur en mesure d'effectuer des recommandations, de fournir des éléments ou des services ou de susciter des affaires, si l'investisseur en utilise une partie pour obtenir la participation dans l'affaire;
- le rendement sur le capital investi doit être directement proportionnel au capital investi.

En raison de la structure de l'émetteur, Northstar ne pourrait invoquer la règle refuge « petite entreprise ». Toutefois, du défaut de satisfaire à une règle refuge ne découle pas de violation de la loi anti-pots-de-vin.

Les CCA de Northstar ne respectent pas, pour le moment, les règles refuges reliées à la loi anti-pots-de-vin parce qu'ils ne satisfont pas aux critères à définition étroite des règles refuges. De plus, la direction estime que Northstar ne

pourra satisfaire à l'ensemble des exigences d'une règle refuge à l'avenir. Les CCA de Northstar intègrent toutefois les principales lignes directrices en matière de conformité dans leurs documents juridiques et activités. Bien que la direction estime que les CCA de Northstar pourraient invoquer des arguments au soutien d'une conformité substantielle par rapport aux règles de Medicare en cas de contestation alléguant des violations à la loi anti-pots-de-vin, il ne peut être garanti que de telles allégations ne pourraient être soumises avec succès. Le succès potentiel de ces allégations serait fonction des faits et des circonstances propres aux CCA de Northstar et à leurs activités. Les violations de la loi anti-pots-de-vin peuvent entraîner des sanctions tant civiles que criminelles. Outre le remboursement des sommes au gouvernement, le transgresseur pourrait devoir faire face à des amendes et à une exclusion possible du programme Medicare. Une conformité obligatoire par le truchement d'une convention d'intégrité d'entreprise serait vraisemblablement imposée comme condition à un maintien de la participation. En outre, les CCA de Northstar, leurs médecins commanditaires ou d'autres chirurgiens qui utilisent les CCA pourraient faire l'objet de sanctions, dont la perte de leur autorisation d'exercer, l'exclusion des programmes Medicare et Medicaid et des amendes substantielles et/ou la prison. Néanmoins, la direction estime que le modèle Northstar (selon lequel Northstar Acquisitions détient une participation majoritaire dans tous les CCA de Northstar et les médecins commanditaires minoritaires réalisent toutes leurs chirurgies dans des CCA de Northstar) est largement utilisé dans le secteur des soins de santé.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Loi anti-pots-de-vin ».

Loi anti-pots-de-vin étatique et lois en matière de divulgation des médecins

Nombre d'États, y compris le Texas, possèdent des lois qui interdisent le versement de pots-de-vin ou d'une autre forme de rémunération en retour de la recommandation de patients nonobstant la source de paiement. La conformité aux règles refuges fédérales anti-pots-de-vin est réputée valoir conformité à la loi étatique. En l'absence de directives judiciaires étendues, il ne peut être assuré que les activités des CCA de Northstar respecteront parfaitement ces lois. Le non-respect de ces lois pourrait entraîner que les sociétés en commandite Northstar et les médecins commanditaires fassent l'objet de pénalités et de sanctions, ce qui aurait un effet négatif important sur l'entreprise.

La loi texane n'interdit pas la propriété de CCA par des médecins, ni les recommandations ou les versements provenant d'un CCA dans lequel un médecin a un intérêt à titre de propriétaire, si le versement ou l'entente commerciale respecte la *Fraud and Abuse Statute* ou les règlements pris en application de cette loi. L'État du Texas possède une loi sur la rémunération illégale (chapitre 102.1 du *Occupations Code*) qui interdit les paiements de tout type au titre de recommandations en faveur d'une personne titulaire d'un permis, d'une certification ou d'un agrément de la part d'un organisme étatique de réglementation des soins de santé. Cependant, cette loi autorise tout paiement, entente commerciale ou pratique de versements autorisés par la loi anti-pots-de-vin. La loi anti-pots-de-vin renferme des règles refuges qui permettent à un médecin d'effectuer une recommandation en faveur d'un CCA dans lequel il détient un droit de propriété.

La loi texane requiert d'un médecin qu'il divulgue une relation financière avant qu'une recommandation ne soit faite. Tant que cette divulgation est effectuée, le médecin et le CCA respectent la loi texane. La direction est d'avis que, si une entente est conforme à la loi anti-pots-de-vin et à la loi Stark, cette entente devrait être autorisée en vertu de la loi texane.

La direction estime que les CCA de Northstar respecteront essentiellement les lois du Texas en matière de médecins se faisant des recommandations à eux-mêmes.

Indemnisation des accidents du travail au Texas

Le Texas est le seul État qui permet aux employeurs de choisir, à quelques exceptions près, d'assurer ou non l'indemnisation des accidents du travail (p. ex. les employeurs publics et les employeurs qui concluent un contrat de construction avec une entité gouvernementale doivent assurer l'indemnisation des accidents du travail). En 2005, le Texas a décrété des réformes radicales de ces lois sur l'indemnisation des accidentés du travail, dont le transfert de la surveillance de certains éléments de programme depuis la Workforce Commission en faveur du Department of Insurance du Texas. Les régimes d'indemnisation des accidents du travail du Texas ressemblent maintenant à des régimes collectifs d'assurance maladie assortis de restrictions sur la nécessité médicale, la participation et les règles de paiement rapide. La quasi-totalité des ententes d'indemnisation des accidents du travail au Texas sont financées par les

employeurs et offertes par l'intermédiaire de sociétés d'assurance maladie privées et non pas par l'entremise d'un payeur gouvernemental. Nombre des questions relatives au remboursement d'indemnités pour accident du travail seront analogues à celles auxquelles sont confrontés les ententes avec des tiers payeurs privés, surtout celles qui ont trait aux contrats de soins gérés. La nouvelle loi exige la certification des réseaux d'indemnisation des accidents du travail et rend la participation des employés obligatoire lorsque l'employeur du travailleur accidenté opte pour un régime en réseau et que le travailleur vit dans la zone de service réseau. Seuls les médecins titulaires d'une attestation d'agrément qui sont inscrits sur la liste des médecins approuvés par le Texas en matière d'indemnisation des accidents du travail peuvent agir en qualité de « médecins traitants ». La nouvelle loi permet aux réseaux de désigner la ou les spécialités des médecins qui peuvent agir en qualité de médecins traitants.

Législation relative aux fausses réclamations

En vertu de la *United States Criminal False Claims* Act, (la « loi sur les fausses réclamations »), les personnes physiques ou les entités qui, sciemment, produisent des réclamations fausses ou frauduleuses payables par le programme Medicare ou Medicaid font face à une responsabilité criminelle et civile. La loi sur les fausses réclamations, qui comporte une loi de prescription relativement longue, énoncée à l'article 3.73(b) du *U.S. Code*, définit « sciemment » comme incluant non seulement la connaissance réelle de la fausseté d'une réclamation, mais également une insouciance téméraire ou une ignorance intentionnelle de la véracité ou de la fausseté d'une réclamation. Les violations de la loi sur les fausses réclamations peuvent entraîner tant des sanctions criminelles (y compris des amendes et la prison) et des sanctions civiles, de même que l'exclusion du programme Medicare ou Medicaid. Les réclamations produites auprès d'assureurs privés peuvent également donner lieu à une responsabilité fédérale en matière de fausses réclamations, y compris, notamment, des sanctions ayant trait à la violation de lois fédérales en matière de fraude postale et câblée.

Le gouvernement fédéral américain a accusé un nombre croissant de fournisseurs de soins de santé de violer la loi sur les fausses réclamations. Plus précisément, il a décrété qu'un schéma de demande de remboursement au titre de services non nécessaires viole ces lois si le demandeur aurait simplement dû savoir que les services n'étaient pas nécessaires, même si le gouvernement ne peut démontrer la connaissance réelle. Le gouvernement fédéral américain a également décrété que de réclamer un paiement pour des services de faible qualité viole ces lois si le demandeur aurait dû savoir que les soins étaient inférieurs aux normes. Selon la direction, les CCA de Northstar respectent la loi sur les fausses réclamations.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Législation relative aux fausses réclamations ».

Dossiers des patients et confidentialité des renseignements sur la santé protégés (HIPAA)

En 1996, le Congrès a édicté la *Health Insurance Portability and Accountability Act* (la « HIPAA »). La HIPAA instaure un vaste ensemble de règlements de « simplification administrative » visant à rationnaliser la transmission électronique de réclamations de santé et à protéger la confidentialité et la sécurité des renseignements sur la santé des patients. Les parties de la HIPPA qui auront le plus d'effet sur les CCA de Northstar sont formées des règlements qui ont trait aux normes uniformes en matière de transactions électroniques de données de santé, de sécurité et de protection des renseignements personnels.

Les règlements de la HIPPA exigent de tous les fournisseurs de soins de santé, des chambres de compensation de soins de santé et les régimes de soins médicaux qui soumettent des transactions électroniques de le faire selon un format uniformisé à l'échelle nationale. Cela encourage l'uniformité en matière de réclamations et d'autres communications de données électroniques entre les payeurs et les fournisseurs.

La réglementation fédérale en matière de protection des renseignements personnels aux termes de la HIPAA exige des fournisseurs de soins de santé qu'ils protègent la confidentialité des renseignements sur la santé des patients sous toutes formes, y compris les renseignements stockés ou transmis électroniquement. Les règlements de la HIPAA en matière de protection des renseignements personnels exigent l'autorisation du patient pour nombre d'utilisations et de divulgations de renseignements sur la santé et renferment des exigences administratives destinées à assurer que les entités couvertes fassent preuve de pratiques prudentes en matière de protection des renseignements personnels. Par exemple, la HIPAA exige que les entités couvertes : tiennent des dossiers détaillés relatifs à toutes divulgations de

données d'un patient et de mettre ces dossiers à la disposition du patient à sa demande; qu'elles élaborent et observent des politiques strictes en matière de protection de renseignements personnels et fournissent des avis de protection des renseignements personnels aux patients; qu'elles assurent une formation en protection des renseignements personnels à tous les employés; qu'elles mettent en œuvre des mesures de sécurité physiques, techniques et administratives afin d'empêcher tout mésusage intentionnel ou accidentel de renseignements sur la santé; enfin, qu'elles désignent un « dirigeant à la protection des renseignements personnels » pour superviser la mise en œuvre de ces exigences. Une entité couverte peut dévoiler des renseignements sur la santé protégés à un collaborateur et peut permettre à un collaborateur de créer ou de recevoir des renseignements sur la santé protégés en son nom uniquement si les parties signent une entente écrite énonçant les exigences relatives à l'utilisation, la divulgation et la protection de ces renseignements sur la santé protégés, et le traitement de ces renseignements au moment de la résiliation du contrat. Les entités couvertes ne sont pas responsables des violations de collaborateurs en matière de protection des renseignements personnels tant qu'elles respectent leurs obligations prévues par la HIPPA. Les CCA de Northstar exigent des collaborateurs qu'ils passent une entente écrite en conformité avec les règlements fédéraux en matière de protection des renseignements personnels afin de les protéger contre une responsabilité éventuelle au titre d'une violation qui serait le fait de leurs collaborateurs.

Les violations aux exigences de la HIPAA qui sont nombreuses et détaillées peuvent entraîner l'imposition de sanctions pécuniaires civiles ou, en cas de violation délibérée et intentionnelle, des sanctions criminelles, y compris des amendes et la prison. En outre, une entité de soins de santé couverte peut être tenue responsable de violations de la HIPAA par un organisme à qui elle dévoile des renseignements même si la divulgation initiale avait été autorisée.

La direction estime que les CCA possèdent des politiques et des procédures appropriées par rapport à la HIPAA. Chaque CCA a un dirigeant à la protection des renseignements personnels qui a supervisé la mise en œuvre de mécanismes pour permettre aux employés de déclarer des pratiques discutables ou de poser des questions sur le respect de la HIPAA.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – HIPAA ».

Antitrust

Les lois antitrust fédérales et étatiques restreignent la capacité de concurrents, y compris des médecins et autres fournisseurs, d'agir de concert en vue de restreindre le commerce, de fixer les prix de services, de répartir des territoires, de lier l'achat d'un produit à l'achat d'un autre ou de tenter de monopoliser un marché de services. Dans la situation actuelle, les CCA de Northstar ont l'intention de ne poser aucun geste qui serait caractérisable comme une violation de ces lois. Les CCA de Northstar possèdent des politiques qui interdisent les ententes de négociation exclusive, de liage et de monopolisation ou de fixation des prix. En outre, les CCA de Northstar ne décourageront pas le recours à un établissement ou au régime de soins médicaux d'un autre fournisseur et n'exigeront pas le recours aux CCA de Northstar à l'exclusion d'autres emplacements. Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Antitrust ».

La loi Stark

La loi fédérale américaine en matière d'accès direct à des médecins, communément appelée la loi Stark, interdit à un médecin de recommander un patient à une entité pour certains « services de santé désignés », si le médecin ou un membre de sa famille immédiate a un lien financier avec l'entité. Un lien financier s'entend, notamment, de la propriété d'une entité ou un placement dans une entité ou d'un lien de rémunération avec l'entité. La loi Stark interdit également à une entité recevant une recommandation interdite de facturer les services rendus au patient au programme Medicare ou Medicaid. La loi Stark souffre certaines exceptions, lesquelles protègent les parties contre la responsabilité prévue par cette loi, si les parties respectent les exigences de ces exceptions. Parmi les sanctions prévues par la loi Stark, mentionnons le refus et le remboursement de paiements, des sanctions pécuniaires civiles et l'exclusion des programmes Medicare et Medicaid.

Les CCA de Northstar ne sont pas visés par la loi Stark parce qu'ils ne fournissent pas, ni ne facturent séparément de « services de santé désignés ». En vertu de la loi Stark, les « services de santé désignés » comprennent : les services de laboratoire clinique; les services de physiothérapie; les services d'ergothérapie et d'orthophonie; les services de radiologie et autres services d'imagerie; la radiothérapie; la fourniture d'équipements et d'approvisionnements médico-

durables; la fourniture de nutriants parentéraux et antéraux, la fourniture d'équipements et d'approvisionnements; la fourniture d'appareils et d'approvisionnement prothétiques et orthopédiques; les services de santé à domicile; les médicaments d'ordonnance des patients externes; et les services des hôpitaux aux malades hospitalisés et aux patients externes. CMS a adopté la position selon laquelle les actes médicaux effectués par un centre chirurgical ambulatoire ne sont pas des services de santé désignés. En outre, CMS a clarifié le fait que les services qui constitueraient par ailleurs des services de santé désignés en vertu de la loi Stark, mais qui sont payés par Medicare dans le cadre de paiements composés pour un groupe de services à titre de prestation séparée (p. ex., le tarif du centre chirurgical ambulatoire), ne constituent pas des services de santé désignés aux fins des interdictions de la loi Stark. Aucuns frais distincts ne peuvent être facturés pour de tels services de santé désignés qui sont donnés dans le cadre d'une intervention chirurgicale ambulatoire.

Exercice de la médecine

Nombre d'États, dont le Texas, interdisent à des non-médecins de pratiquer dans l'exercice de la médecine. Dans certains États, il est interdit à une société par actions d'employer un médecin. D'autres États interprètent l'« exercice de la médecine » de manière large de façon à comprendre les décisions qui ont des répercussions sur l'exercice de la médecine, même lorsque le médecin n'est pas employé de la société par actions et que celle-ci n'a aucun pouvoir discrétionnaire à l'égard du diagnostic ou du traitement des patients.

La direction a pour pratique standard d'éviter l'exercice de toute responsabilité au nom des chirurgiens qui utilisent les CCA de Northstar qui pourrait être interprété comme ayant des répercussions sur la pratique de la médecine. En conséquence, la direction est d'avis qu'elle respectera les lois étatiques applicables qui ont trait à la pratique de la médecine par une entreprise. Cependant, parce que ces lois ont été soumises uniquement à une interprétation judiciaire et réglementaire restreinte, il ne peut être garanti, en cas de contestation, que les CCA de Northstar seront jugés conformes.

Autres règlements

Les CCA sont assujettis à nombre d'autres règlements qui ont trait à l'élimination des déchets, aux services de laboratoire et à la santé et sécurité au travail, dont nombre sont intégrés dans les normes relatives aux permis et aux accréditations. Selon le direction, les activités des CCA de Northstar se sont révélées essentiellement conformes aux dispositions de ces lois et aucune responsabilité n'existe dont on pourrait raisonnablement s'attendre à ce qu'elle ait un effet négatif important sur les activités ou la situation financière de Northstar.

FACTEURS DE RISQUE

Vous devriez étudier avec soin les risques et les incertitudes décrits ci-dessous avant de prendre une décision de placement. Les risques décrits plus bas ne sont pas les seuls auxquels Northstar et les porteurs d'actions ordinaires sont confrontés. D'autres risques et incertitudes qui ne sont pas actuellement connus de nous ou que nous jugeons actuellement négligeables pourraient également nuire à nos activités ou avoir un effet négatif sur nous.

Nos activités, nos résultats d'exploitation, nos flux de trésorerie ou nos perspectives, notre situation financière, nos produits d'exploitation ou notre rentabilité pourraient être gravement touchés par n'importe lequel de ces risques et incertitudes. Le cours des actions ordinaires pourrait baisser en raison de n'importe lequel de ces risques et vous pourriez perdre la totalité ou une partie de votre placement.

Le présent prospectus renferme des informations prospectives qui comportent des risques et des incertitudes. Nos résultats réels pourraient différer de façon marquée de ceux qui sont prévus par les informations prospectives en raison de certains facteurs, y compris les risques auxquels nous sommes confrontés et qui sont décrits plus bas et ailleurs dans le présent prospectus. Se reporter à la rubrique « Informations prospectives ».

Risques liés à nos activités

Nous sommes soumis aux risques commerciaux généraux du secteur des CCA

Nous serons soumis aux risques commerciaux généraux propres au secteur des CCA, y compris les préférences changeantes des chirurgiens et des patients, l'incapacité de percevoir un niveau rentable d'honoraires, les hausses des coûts de la main-d'œuvre et des autres charges d'exploitation, les changements futurs possibles dans les relations de travail, la concurrence d'autres établissements chirurgicaux semblables ou une offre excédentaire à ce chapitre, les

changements des conditions relatives au voisinage ou à l'emplacement et l'évolution de la conjoncture économique, les risques liés à la santé, les épidémies et les risques liés au contrôle des maladies, l'imposition d'impôts plus élevés ou de nouveaux impôts, les besoins au chapitre des dépenses en immobilisations, l'évolution des taux d'intérêt et des changements dans la disponibilité et le coût de financement à long terme. En outre, il n'est pas garanti que le rendement réalisé à ce jour par les CCA de Northstar et celui qui est escompté pour l'avenir se maintiendront voire qu'ils seront atteints. N'importe lequel de ces facteurs ou une combinaison de ceux-ci pourrait nuire grandement à nos activités, nos résultats d'exploitation et notre situation financière.

Nous dépendons de paiements de tiers payeurs, dont les assureurs privés, les organismes de gestion de soins et les programmes gouvernementaux de soins de santé.

Nous dépendons de sources de paiement tierces privées et, dans une moindre mesure, gouvernementales pour les interventions réalisées dans nos CCA. Notre situation concurrentielle a été, et continuera d'être, touchée par les mesures de remboursement mises de l'avant par les tiers payeurs, y compris les sociétés d'assurance, et, dans une moindre mesure, les employeurs, de même que Medicare et Medicaid.

Comme un pourcentage croissant de patients sont visés par des ententes de couverture de soins de santé passées avec des payeurs de soins gérés, notre succès pourrait dépendre, en partie, de notre capacité à négocier des contrats favorables pour le compte de nos établissements avec des organismes de gestion de soins, des groupes d'employeurs et d'autres tiers payeurs privés. Il ne peut être assuré que nous saurons conclure à l'avenir de telles ententes à des conditions satisfaisantes. Également, dans la mesure où nos CCA détiennent actuellement des contrats de soins gérés, il ne peut être garanti que ces contrats seront renouvelés ou que les taux de remboursement seront maintenus aux niveaux courants.

Les régimes de soins gérés établissent souvent leur taux de remboursement en fonction des taux de Medicare et de Medicaid et, par conséquent, même si seulement une petite tranche de nos produits sont tirés de Medicare et de Medicaid, les taux établis par ces payeurs pourraient influer sur les produits que nous recevons des payeurs privés.

Ainsi que c'est le cas pour les programmes de remboursement gouvernementaux, les programmes Medicare et Medicaid sont assujettis aux changements législatifs et réglementaires, à des rajustements de tarifs rétroactifs et prospectifs possibles, à des décisions administratives, à des gels et à des réductions de financement, tous ces facteurs pouvant influer négativement nos produits et nos résultats d'exploitation. CMS a dernièrement apporté des changements substantiels en matière de remboursement et de couverture, leur mise en place progressive débutant en janvier 2007. Il s'ensuit que les niveaux de remboursement déclinent, mais la couverture est élargie. Se reporter à la rubrique « Réglementation gouvernementale – Remboursement de Medicare et de Medicaid ».

Nos marges bénéficiaires pourraient continuer d'être sous pression en raison de changements dans l'augmentation et la combinaison de payeurs, dans les charges d'exploitation en excédent des augmentations de paiement par des tiers payeurs. De surcroît, à la suite de pressions concurrentielles, notre capacité de maintenir nos marges bénéficiaires en pratiquant des augmentations de prix auprès des patients et résidents privés est restreinte. Cela pourrait avoir un effet négatif important sur nos activités, nos résultats d'exploitation et notre situation financière.

Nous dépendons de nos chirurgiens et d'autre personnel clé

Notre succès dépend, en partie, de notre capacité à recruter et fidéliser des chirurgiens de qualité. Il ne peut être assuré que nous continuerons à attirer des chirurgiens hautement compétents, du personnel d'établissement et du personnel technique pour nos CCA. En outre, en dépit des engagements contractuels pris par certains de nos chirurgiens qui sont des médecins commanditaires vendeurs aux termes des conventions d'achat de participations de société en commandite de maintenir certains volumes déterminés, il ne peut être assuré que nos chirurgiens actuels continueront d'exercer leur profession dans nos CCA à leurs niveaux actuels, si tant est qu'ils le fassent. L'incapacité de recruter et de fidéliser des chirurgiens peut peser sur nos activités, nos résultats d'exploitation et notre situation financière.

Notre succès sera également fonction des efforts et des capacités de notre direction, de même que de notre capacité à attirer du personnel compétent supplémentaire pour gérer l'exploitation et la croissance futures. Bien que nous ayons conclu des contrats de travail avec certains de nos collaborateurs clés, nous ne pouvons être sûrs que l'un de ces employés ne mettra pas fin volontairement à son emploi. Par ailleurs, à l'heure actuelle nous ne souscrivons pas de contrats d'assurance sur la tête des collaborateurs clés à l'égard de membres du personnel de direction ou de

médecins commanditaires, mais nous pourrions le faire à l'avenir. La perte d'un membre de la direction, d'employés clés, de médecins commanditaires ou d'autres chirurgiens qui utilisent nos CCA pourrait avoir des effets négatifs sur nos activités, nos résultats d'exploitation et notre situation financière.

Nos activités ne sont pas diversifiées

À l'heure actuelle, nos seules activités consistent en la propriété et l'exploitation des deux CCA de Northstar et en la gestion des centres gérés. Par conséquent, nous sommes totalement dépendants du succès de ces CCA pour la totalité de nos produits d'exploitation. Les investisseurs ne pourront tirer partie d'une diversification ultérieure des activités ou du risque jusqu'au moment, si jamais cela se produisait, où nous acquerrons ou aménagerons des CCA supplémentaires, nous gérerons d'autres CCA ou nous engagerons dans d'autres occasions d'affaires connexes.

De surcroît, les CCA de Northstar et les centres gérés sont situés au Texas. En raison de cette concentration, nous sommes particulièrement sensibles aux ralentissements de l'économie locale et régionale, aux changements dans la réglementation locale ou étatique ou aux réductions des paiements Medicaid et/ou Medicare du Texas versés aux fournisseurs de soins de santé.

Les autres fournisseurs de soins de santé nous livrent une concurrence importante

Nous concurrencerons d'autres CCA et hôpitaux au titre des patients, des médecins, du personnel infirmier autorisé et du personnel technique. Certains de nos concurrents entretiennent des relations de longue date et bien établies avec des médecins et des tiers payeurs dans la collectivité. Certains de nos concurrents sont beaucoup plus gros que nous, pourraient avoir accès à des ressources plus grandes en commercialisation, en finance et en d'autres domaines et pourraient être mieux connus dans la collectivité en général. La concurrence entre les CCA et les hôpitaux en matière de médecins et de patients s'est intensifiée ces dernières années. Certains hôpitaux ont imposé des restrictions au titre des compétences de leur personnel médical (appelé la délivrance de titres de conflits d'intérêts) lorsque ces médecins détiennent un intérêt de propriétaire dans un CCA concurrent. Les CCA de Northstar subiront la concurrence d'autres CCA et des hôpitaux qui rendent des services de consultations externes semblables, tant à l'intérieur qu'à l'extérieur des principales zones de service des CCA de Northstar. De plus, certains hôpitaux classiques ont dernièrement commencé à former des coentreprises avec des chirurgiens suivant lesquels l'hôpital gère le CCA et l'hôpital et les chirurgiens sont copropriétaires du CCA. Les patients peuvent opter pour d'autres établissements pour une foule de motifs. Parmi ces motifs, mentionnons les recommandations de médecins ou un besoin de services que les CCA de Northstar n'offrent pas. Les patients et leurs médecins qui cherchent à obtenir des services de ces autres établissements peuvent ultérieurement privilégier ces établissements au détriment des CCA de Northstar.

Certains de ces établissements concurrents offrent une plus grande variété de services de chirurgie ambulatoire que ceux offerts dans les CCA de Northstar. En outre, certains des concurrents directs des CCA de Northstar sont la propriété d'entités gouvernementales ou sans but lucratif, qui pourraient jouir du soutien de fondations et de dons de charité ou d'un soutien public ou gouvernemental. Ces hôpitaux peuvent effectuer des dépenses en immobilisation sans avoir à débourser de taxe de vente, peuvent détenir un immeuble sans avoir à débourser l'impôt foncier et peuvent régler les équipements à même le bénéfice affranchi des impôts sur le revenu. Cet avantage concurrentiel pourrait influer sur l'incapacité des CCA de Northstar à livrer une concurrence efficace à ces entités sans but lucratif ou gouvernementales.

Il existe plusieurs grandes sociétés ouvertes, divisions ou filiales de grandes sociétés ouvertes et plusieurs sociétés fermées qui aménagent et acquièrent des CCA multispécialités, et ces sociétés pourraient nous concurrencer au niveau de l'acquisition d'autres CCA. En outre, nombre de groupes de chirurgiens aménagent des CCA sans associé qui soit une personne morale, recourant à des consultants qui, habituellement, exécutent ces services moyennant rémunération et qui peuvent prendre une petite participation dans les activités courantes d'un CCA. Nous ne pouvons garantir que nous soyons en mesure de livrer une concurrence efficace dans ces domaines.

Si nous ne pouvons livrer une concurrence efficace au niveau du recrutement de nouveaux médecins, d'attirer des patients, de conclure des ententes avec des payeurs de soins gérés ou d'acquérir de nouveaux CCA, la réussite de la mise en œuvre de nos stratégies de croissance pourrait être compromise. Cela pourrait avoir des effets négatifs sur nos activités, nos résultats d'exploitation et notre situation financière.

Réglementation

Les CCA de Northstar sont assujettis à nombre de lois, règles et règlements fédéraux, étatiques et locaux. Se reporter à la rubrique « Réglementation gouvernementale ». Parmi les règlements susceptibles d'avoir la plus grande incidence sur nos activités, mentionnons :

Autorisation d'exercer et accréditation

Les établissements de santé, comme les CCA de Northstar, sont assujettis à des exigences en matière de permis, de certification et d'accréditation au niveau professionnel et privé. Se reporter à la rubrique « Réglementation gouvernementale – Autorisation d'exercer et accréditation ». Parmi celles-ci mentionnons, les exigences imposées par Medicare, Medicaid, les autorités de délivrance de permis étatiques, les organismes d'accréditation volontaire et les tiers payeurs privés. L'obtention et le renouvellement de ces permis, certifications et accréditations sont souvent fondés sur des inspections, des enquêtes, des vérifications ou d'autres examens, qui pourraient obliger les CCA de Northstar à mettre en œuvre des mesures de conformité affirmative qui pourraient être lourdes et coûteuses. Selon nous, les CCA de Northstar sont actuellement essentiellement en règle à l'égard des exigences applicables en matière de délivrance de permis, de certification et d'accréditation. Toutefois, les normes applicables pourraient changer. Il ne peut être assuré que chacun des CCA de Northstar soit en mesure de maintenir tous les permis ou certifications nécessaires en règle, ni qu'ils ne seront pas tenus d'engager des frais importants pour ce faire. Le défaut de maintenir tous les permis, certifications et accréditations nécessaires en règle ou l'engagement de fonds substantiels pour les maintenir pourrait avoir un effet négatif sur nos activités, nos résultats d'exploitation et notre situation financière.

De plus, afin d'effectuer des interventions médicales et chirurgicales au Texas, les médecins doivent être autorisés par le Medical Board de l'État. Le personnel technique et infirmier doit également être autorisé par la loi de l'État. Il ne peut être assuré qu'un médecin ou un membre du personnel infirmier ou technique donné qui dispose de privilèges de personnel médical aux CCA de Northstar ne verra pas son permis suspendu ou révoqué par le Medical Board du Texas, ni qu'il ne sera pas sanctionné par le Department of Health and Human Services (le « DHHS »), l'Office of Inspector General (l'« OIG »), pour des violations des lois fédérales relatives à Medicare. Si un permis est suspendu ou révoqué ou si un médecin ou un membre du personnel infirmier ou technique est sanctionné par l'OIG et exclu du programme Medicare, ce médecin ou membre du personnel infirmier ou technique pourrait ne pas pouvoir exécuter des interventions chirurgicales aux CCA de Northstar, ce qui pourrait avoir un effet négatif sur nos activités.

Loi anti-pots-de-vin

La loi anti-pots-de-vin interdit de « sciemment ou délibérément » verser de l'argent ou procurer une rémunération de toute sorte en échange de recommandations de patients pour des actes financés par le fédéral. Quoique le DHHS ait adopté des règlements renfermant des « règles refuges » vis-à-vis de la loi anti-pots-de-vin, notamment celles précisément applicables aux CCA, nos activités et nos ententes ne respectent pas l'ensemble des exigences. Comme nous ne pouvons tirer parti des règles refuges, nous ne sommes pas à l'abri d'un examen ou d'une poursuite du gouvernement. Cependant, nous estimons que les activités des CCA de Northstar sont structurées de façon à satisfaire essentiellement aux dispositions législatives applicables en matière de pots-de-vin. Dans la mesure où nous ne pouvons invoquer les règles refuges, les ententes qui régissent la structure et les activités des CCA de Northstar comprennent des clauses visant à se protéger contre les allégations de pots-de-vin ou d'autres incitations. Se reporter à la rubrique « Réglementation gouvernementale – Lois anti-pots-de-vin ».

La violation de la loi anti-pots-de-vin peut donner lieu à des sanctions tant civiles que criminelles. Outre le remboursement de sommes d'argent au gouvernement, un transgresseur pourrait être soumis à des amendes et à une exclusion possible du programme Medicare. De surcroît, il ne peut être garanti que d'autres lois ou règlements anti-pots-de-vin ne seront pas adoptés à l'avenir qui pourraient avoir un effet négatif important sur les CCA de Northstar.

Législation relative aux fausses réclamations

En vertu de la loi sur les fausses réclamations, les personnes physiques ou entités qui sciemment produisent des déclarations fausses ou frauduleuses qui sont payables par le programme Medicare ou Medicaid sont passibles d'une sanction tant criminelle que civile. Même si les CCA de Northstar disposent de programmes et de politiques de

conformité visant à créer une culture d'entreprise de respect de ces lois, le défaut de les respecter pourrait se solder par des sanctions pécuniaires (à concurrence de trois fois le montant des dommages), par des amendes et/ou la prison, ce qui pourrait nuire à nos activités, nos résultats d'exploitation et à notre situation financière. Se reporter à la rubrique « Réglementation gouvernementale – Législation relative aux fausses réclamations ».

HIPAA

Nos CCA sont assujettis à la HIPAA, laquelle instaure des normes sectorielles pour l'échange de renseignements électroniques sur la santé. Se reporter à la rubrique « Réglementation gouvernementale – Dossiers des patients et confidentialité des renseignements sur la santé protégés (HIPAA) ». Bien que nous estimions avoir mis en œuvre des systèmes qui nous permettent d'être essentiellement en règle avec la HIPAA, nous ne pouvons assurer que les collaborateurs à qui nous transmettons les renseignements respecteront les normes HIPAA. En outre, nous ne pouvons garantir le respect ni estimer le coût du respect des normes de mise en œuvre dont les derniers détails n'ont pas encore été arrêtés. Si, pour un motif ou un autre, nous ne respections pas ces normes ou toute loi étatique qui régit le droit d'une personne physique à la protection de la vie privée auquel ne se substitue pas la HIPAA, nous pourrions être passibles de sanctions criminelles et civiles, ce qui pourrait avoir un effet négatif sur nos activités, notre situation financière et nos résultats d'exploitation.

Antitrust

Les lois fédérales et étatiques antitrust restreignent la capacité de concurrents, y compris les médecins et d'autres fournisseurs, à agir de concert en vue de restreindre le commerce, de fixer les prix de services, de répartir des territoires, de lier l'achat d'un produit à l'achat d'un autre produit ou de tenter de monopoliser un marché de services. Se reporter à la rubrique « Réglementation gouvernementale – Antitrust ».

Nonobstant les efforts des sociétés en commandite Northstar en vue de se conformer de manière dynamique et complète à toutes les lois antitrust, une quantité significative d'ambiguïté subsiste eu égard à l'application de ces lois aux activités dans le secteur des soins de santé. Ainsi, il ne peut être garanti qu'une action coercitive ou une procédure judiciaire ne sera pas intentée contre les CCA de Northstar ou que les CCA ne seront pas l'objet de sanctions, d'amendes et de frais juridiques importants et les investisseurs pourraient subir une perte partielle ou complète de la valeur de leurs placements dans les sociétés en commandite Northstar.

Autres règlements

Outre les initiatives réglementaires susdécrites, les établissements de soins de santé, y compris les CCA de Northstar, sont soumis à une grande variété de lois et de règlements fédéraux, étatiques et locaux en matière environnementale et de santé et sécurité du travail qui pourraient influer sur leur exploitation, leurs installations et leurs biens. La violation de ces lois pourrait nous rendre passible de sanctions civiles et d'amendes pour ne pas avoir enquêté sur une contamination par substances dangereuses et ne pas y avoir remédié, de même que d'autres responsabilités de tierces parties.

L'exploitation type d'un établissement de soins de santé comprend la manutention, l'utilisation, le stockage, le transport, l'élimination et le rejet de matières dangereuses, infectieuses, toxiques, radioactives, inflammables et d'autres matières, déchets, polluants ou contaminants dangereux. Bien que nous estimions que les CCA de Northstar respectent actuellement essentiellement l'ensemble des lois et règlements applicables en environnement et prévoyons que cette conformité sera maintenue pour l'avenir, il ne peut être assuré que les CCA de Northstar ne violeront pas les exigences d'une ou de plusieurs de ces lois, ni qu'ils n'auront pas à consacrer des sommes significatives pour y remédier ou assurer la conformité.

Nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie de croissance organique

La croissance future imposera des demandes croissantes vis-à-vis de nos systèmes d'information de gestion, d'exploitation et de finance et des autres ressources. L'expansion ultérieure de nos activités exigera des ressources financières substantielles et une grande attention de la part de la direction. Pour assurer notre croissance future prévue et pour livrer une concurrence efficace, nous devons continuer de mettre en œuvre et d'améliorer nos systèmes d'information de gestion, d'exploitation et de finance et d'accroître, former, gérer et motiver nos effectifs. Notre

personnel, nos systèmes, nos procédures ou nos contrôles pourraient ne pas être appropriés pour soutenir nos activités à venir. De surcroît, le fait de centrer nos ressources financières et l'attention de notre direction sur l'expansion de nos activités pourrait avoir des conséquences négatives sur nos résultats financiers. Tout défaut de mettre en œuvre et d'améliorer nos systèmes d'information de gestion, d'exploitation et de finance ou d'accroître, de former, de gérer ou de motiver nos effectifs, pourrait réduire voire empêcher notre croissance. Nous ne pouvons vous donner d'assurances que notre personnel, nos systèmes, nos procédures ou nos contrôles seront appropriés pour soutenir nos activités à venir ou que nos ressources financières et l'attention de la direction accordées à l'expansion de nos activités n'auront pas d'effet négatif sur nos activités, nos résultats d'exploitation et notre situation financière.

Nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie d'acquisition

Nos efforts d'exécution de notre stratégie d'acquisition pourraient être affectés par notre capacité d'identifier des candidats convenables et de négocier et de réaliser avec succès des opérations d'acquisition. Nous pourrions être confrontés à nombre de risques d'affaires au moment d'acquérir des CCA supplémentaires et nous pourrions avoir de la difficulté à exploiter et à intégrer ces CCA. En outre, les sociétés ou actifs que nous acquerrons à l'avenir pourraient ultimement ne pas produire de rendement qui justifie notre investissement. Si nous ne pouvons exécuter notre stratégie d'acquisition, notre capacité d'accroître nos produits d'exploitation et notre bénéfice par le truchement de la croissance externe sera compromise.

En outre, nous aurons besoin de capitaux pour acquérir d'autres centres, pour acquérir, intégrer, exploiter et assurer l'expansion des CCA de Northstar. Il se pourrait que nous financions les acquisitions et les projets d'aménagement futurs par le truchement de financements par emprunts ou par capitaux propres et nous pourrions recourir aux actions ordinaires pour tout ou partie de la contrepartie à verser dans le cadre d'acquisitions futures. Dans la mesure où nous entreprenons ces financements ou utilisons les actions ordinaires comme contrepartie, nos actionnaires pourraient connaître une dilution future de leur participation. Si des emprunts sont contractés, nous pourrions devoir régler des intérêts débiteurs importants et pourrions être assujettis à des engagements dans les contrats de crédit afférents qui ont une incidence sur l'exercice des activités. Si nos actions ordinaires ne réussissent pas à maintenir une évaluation suffisante ou que des candidats potentiels à l'acquisition ne souhaitent pas accepter nos actions ordinaires à titre de tout ou partie de la contrepartie, nous pourrions devoir recourir à une plus grande part de nos ressources en liquidités, si disponibles, ou recourir uniquement aux ententes de financement supplémentaires afin de poursuivre notre stratégie d'acquisition et d'aménagement. Cependant, nous pourrions ne pas disposer de suffisamment de ressources en capital, ni même être en mesure d'obtenir du financement à des conditions acceptables pour nous, pour la mise en œuvre de notre stratégie d'acquisition et d'aménagement, ce qui pourrait restreindre notre croissance. Sans suffisamment de ressources en capital pour mettre en œuvre cette stratégie, notre croissance future pourrait être limitée et les activités compromises. Il ne peut être garanti que du financement supplémentaire sera accessible pour financer cette stratégie de croissance ni que, si elle est accessible, que le financement s'effectuera à des conditions qui nous agréent.

Nous pourrions contracter des obligations imprévues et importantes du fait de l'acquisition de CCA

Bien que nous ayons obtenu une indemnisation de la part des vendeurs aux termes des conventions d'achat d'une participation de société en commandite couvrant les responsabilités connues ou éventuelles et bien que nous ayons l'intention d'effectuer un contrôle préalable vis-à-vis de toute acquisition future, il se pourrait que, par inadvertance, nous investissions dans des CCA aux passifs importants découlant, par exemple, du défaut de respecter la réglementation gouvernementale ou découlant d'autres activités antérieures. Bien que les CCA de Northstar bénéficieront d'une assurance responsabilité civile générale et professionnelle, nous ne souscrivons pas actuellement d'assurance qui couvre expressément toute responsabilité inconnue ou éventuelle qui pourrait s'être matérialisée avant notre investissement dans les CCA de Northstar, particulièrement celle qui concerne une inconduite civile ou criminelle (contre laquelle on ne peut s'assurer) et il est peu probable que nous souscrivions une telle assurance. Contracter de telles responsabilités à la suite de l'acquisition future pourrait avoir un effet négatif sur nos activités, notre exploitation et notre situation financière.

À titre de fournisseur de soins de santé, nous sommes assujettis à des réclamations en responsabilité professionnelle à la fois directement et du fait d'autrui en raison de la faute professionnelle de membres de notre personnel médical

En qualité d'établissement de soins de santé, chaque CCA de Northstar a une responsabilité directe et une responsabilité légale pour ce qui est de la norme de diligence fournie par son personnel dans son établissement. Les CCA de Northstar ont une responsabilité légale pour ce qui est de l'environnement physique et du fonctionnement approprié des équipements utilisés au moment d'interventions chirurgicales. De plus, chaque CCA de Northstar a une responsabilité du fait d'autrui au titre de la négligence de son personnel médical dûment qualifié dans des circonstances où soit il avait connaissance, soit il aurait dû avoir connaissance d'un problème se traduisant par un préjudice pour le patient. Les médecins dûment qualifiés des CCA de Northstar participeront à la prestation de services de soins de santé au public et seront exposés au risque de réclamation en responsabilité professionnelle. Bien que les CCA de Northstar ne contrôleront ni la pratique de la médecine par les médecins, ni n'auront la responsabilité de la conformité à certaines exigences réglementaires et autres qui sont directement applicables aux médecins et à leurs services, en raison de la relation entre chaque CCA de Northstar et les médecins qui rendent des services aux patients dans les CCA de Northstar, les autres filiales de Northstar voire Northstar elle-même pourraient être l'objet de réclamations pour faute professionnelle et médicale en vertu de diverses doctrines juridiques. Des réclamations de cette nature, si elles étaient accueillies, pourraient entraîner l'attribution de dommages-intérêts au demandeur en excédent des plafonds d'assurance disponibles. L'assurance contre les pertes liées aux réclamations de ce type peut être coûteuse et varie fortement d'un État à l'autre. Les CCA de Northstar maintiendront et demanderont des médecins du personnel médical des CCA de Northstar qu'ils maintiennent une assurance responsabilité civile suivant les montants et les couvertures jugés appropriés, soit actuellement 200 000 $ par réclamation pour un total de 600 000 $ par année.

En 2003, le Texas a adopté une loi qui réformait ses lois en matière d'assurance responsabilité professionnelle en imposant des plafonds aux dommages non économiques d'un montant de 250 000 $ par demandeur pour un total par réclamation de 750 000 $ pour des médecins et autres fournisseurs, y compris des CCA. Les dommages-intérêts punitifs sont exclus de ce plafond. Ces dispositions législatives de réforme de la responsabilité délictuelle se sont traduites par une réduction du coût de l'assurance pour faute professionnelle en raison de la réduction des réclamations pour faute professionnelle. Cependant, il ne peut être garanti que cette tendance se poursuivra à l'avenir.

La plupart des polices d'assurance pour faute professionnelle ne couvrent pas les dommages-intérêts punitifs. Bien qu'extrêmement rares dans le domaine médical, les dommages-intérêts punitifs constituent les dommages-intérêts attribués par un jury dans l'intention de « punir » un transgresseur plutôt que de payer pour une perte importante résultant du préjudice allégué. Nous ne pouvons vous garantir que notre responsabilité ne sera pas attaquée en dommages-intérêts punitifs même là où des plafonds d'assurance appropriés sont maintenus. Nous sommes également d'avis qu'il y eu, et il continuera d'y avoir, une intensification des enquêtes gouvernementales vis-à-vis des établissements appartenant à des médecins, surtout dans le domaine de fausses réclamations Medicare/Medicaid, de même qu'une intensification des mesures de mise à exécution découlant de ces enquêtes. L'activité d'enquête de la part de tiers payeurs privés entraînerait également, dans certains cas, l'intervention du procureur général de l'État. Sont aussi possibles les réclamations non couvertes potentielles ou les réclamations « qui tam »ou de « dénonciation ». Bien que le risque de poursuite qui tam soit minime puisque Medicare et Medicaid forment moins de 1 % de nos produits d'exploitation et un pourcentage encore plus petit de notre bénéfice, nombre de procureurs des demandeurs ont recentré leur pratique sur les poursuites de « dénonciation » vu la réduction des montants accordés par rapport aux réclamations en faute professionnelle médicale. Ces poursuites en dénonciation sont fondées sur des allégations de violation vis-à-vis de la loi gouvernementale qui a trait à la pratique de facturation et aux pots-de-vin. En vertu de la loi fédérale régissant Medicare, ces dénonciateurs ont droit à un pourcentage de ce que le gouvernement fédéral recouvre par rapport à l'affaire. Cependant, un dénonciateur peut poursuivre directement l'entité de soins de santé en invoquant les lois applicables et en cherchant à obtenir un recouvrement sans l'intervention du gouvernement fédéral. Nombre d'assureurs en faute professionnelle ne couvriront pas les violations de la loi même s'ils pourraient couvrir le coût des moyens de défense. Toute décision défavorable dans le cadre d'une procédure juridique ou d'une enquête gouvernementale, qu'elle soit mise de l'avant maintenant ou à l'avenir, pourrait avoir un effet négatif important sur notre situation financière. À cet égard, Northstar note que les pratiques de facturation de l'un de ses établissements ont fait l'objet d'une enquête en 2006 sur la base d'une plainte et CMS a conclu qu'il n'y avait pas de fondement pour prendre une poursuite et au rejet de la plainte.

Les CCA de Northstar pourraient, dans le cours normal des affaires, être l'objet de litiges. Plus particulièrement, ils pourraient faire l'objet d'une réclamation, entre autres, ayant trait aux activités du personnel médical rendant des

services dans les CCA de Northstar. Historiquement, les CCA de Northstar ont été en mesure d'obtenir ce que nous estimons une assurance appropriée pour couvrir ces risques. Cependant, le coût de cette assurance pourrait augmenter et il ne peut être garanti que nous serons en mesure d'obtenir une assurance appropriée pour nous couvrir contre les réclamations en responsabilité médicale à l'avenir à des conditions qui soient économiquement raisonnables, si tant est qu'une telle assurance puisse être obtenue. De surcroît, les réclamations de cette nature, si elles ont gain de cause, pourraient entraîner des jugements en dommages-intérêts en faveur des demandeurs qui excèdent les plafonds de toute couverture d'assurance applicable. Si la couverture d'assurance souscrite ne suffit pas à couvrir les réclamations présentées, l'insuffisance en résultant pourrait avoir un effet négatif important sur nos activités et notre exploitation.

Les couvertures d'assurance des CCA de Northstar pourraient ne pas couvrir toutes les réclamations contre eux, ni être accessibles à un coût raisonnable, si tant est qu'une telle couverture puisse être obtenue. Si les CCA de Northstar ne peuvent maintenir la couverture d'assurance, si des jugements sont obtenus en excédent de la couverture que les CCA de Northstar maintiennent ou si les CCA de Northstar sont tenus de verser des dommages-intérêts punitifs non assurés ou de verser des amendes en vertu de poursuites *« qui tam »*, ils seraient exposés à des obligations supplémentaires substantielles. Northstar ne peut garantir que chaque CCA de Northstar sera en mesure de maintenir une couverture d'assurance moyennant une prime raisonnable, si tant est qu'il le puisse, que la couverture suffira à satisfaire aux décisions défavorables vis-à-vis des CCA de Northstar ou que le nombre de réclamations n'augmentera pas.

Nous nous fondons sur la technologie

La technologie médicale qu'utilisent nos CCA évolue constamment et représente un coût important pour faire affaire. Il ne peut être garanti que les équipements achetés ou loués par nos CCA ne seront pas améliorés ni rendus obsolètes à la suite de percées de la technologie médicale ou que nos CCA seront en mesure de financer ou de louer des équipements supplémentaires nécessaires pour demeurer concurrentiels si les médecins de son personnel médical ont besoin de ces équipement modernes ou si ces équipements actuels devenaient obsolètes. Cela pourrait avoir un effet négatif sur nos activités et notre situation financière.

Nous serons soumis aux coûts à la hausse

Le coût de la prestation de nos services est à la hausse et il devrait continuer à s'apprécier à un rythme plus élevé que celui qui est prévu pour l'ensemble des biens de consommation. Nos activités, nos résultats d'exploitation ou notre situation financière pourraient subir le contrecoup de notre incapacité à mettre en œuvre une augmentation annuelle des paiements privés en raison des conditions du marché, ou autrement augmenter notre produit ou, dans une moindre mesure, si les taux de remboursement des sources Medicaid et Medicare ne sont pas rajustés pour couvrir les augmentations de coûts de main-d'œuvre et des autres frais.

Nous dépendons des recommandations

Notre succès dépend pour bonne part des recommandations de patients à nos chirurgiens provenant d'autres médecins, systèmes, régimes de soins médicaux et autres dans les collectivités où nous sommes présents et il dépend de la capacité de notre personnel médical à entretenir de bonnes relations avec ces sources de recommandation. Les chirurgiens qui utilisent nos CCA et ceux qui recommandent des patients ne sont pas, de façon générale, nos employés et, dans de nombreux cas, la plupart des médecins jouissent de privilèges d'admission dans d'autres hôpitaux et (sous réserve d'ententes de non-concurrence qui pourraient avoir été conclues dans le cadre des conventions de sociétés en commandite) peuvent utiliser ces autres établissements et recommander des patients à d'autres prestataires. Si nous ne réussissons pas à cultiver et entretenir de solides relations avec nos chirurgiens et leurs sources de recommandations, le nombre d'interventions chirurgicales pratiquées dans nos CCA pourrait diminuer et entraîner une baisse des produits d'exploitation. Cela pourrait nuire à nos activités, à nos résultats d'exploitation et à notre situation financière.

Nous pourrions être assujettis à des changements dans la loi actuelle ou à l'adoption future de dispositions législatives

Ces dernières années, diverses initiatives législatives et réglementaires ont été mises de l'avant tant au niveau fédéral qu'étatique relativement à la propriété, par des médecins, d'entités de soins de santé auxquels les médecins

recommandent des patients, aux programmes de paiement tiers et à d'autres questions réglementaires qui concernent les CCA. Il n'est pas possible de prédire quelles initiatives fédérales ou étatiques éventuelles seront adoptées à l'avenir, ni de prévoir comment ces changements pourraient nous toucher. Si un organisme fédéral ou étatique adopte une position différente ou édicte de nouvelles dispositions législatives qui concernent les CCA, nous pourrions subir une réduction importante de nos produits d'exploitation, nous pourrions être exclus de la participation au programme de tiers payeurs ou nous pourrions être passibles de sanctions civiles et criminelles futures.

Nous pourrions être confrontés à une pénurie de personnel infirmier autorisé

Les États-Unis connaissent actuellement une pénurie de personnel infirmier autorisé. Le défaut des CCA de Northstar d'embaucher et de conserver un tel personnel pourrait avoir un effet négatif important sur nos activités et notre situation financière.

Risques liés à la structure de l'émetteur et du présent placement

Notre capacité de verser des dividendes dépend de Northstar Acquisition qui, en bout de ligne, dépend des CCA de Northstar pour la totalité de l'encaisse disponible pour les dividendes

Nous sommes une société de portefeuille ne disposant d'aucun actif en propre et nous sommes totalement dépendants des activités et des actifs des sociétés en commandite Northstar par le truchement de notre propriété indirecte de participations dans Northstar Acquisitions. Le versement de dividendes en espèces aux porteurs d'actions ordinaires sera fonction de la capacité de Northstar Acquisitions d'effectuer des distributions de manière directe et indirecte, laquelle, à son tour, dépend de la capacité des sociétés en commandite Northstar de faire des distributions indirectement à Northstar Acquisitions. Le montant réel d'encaisse disponible pouvant être versé sous forme de dividendes aux porteurs d'actions ordinaires dépendra de nombre de facteurs qui ont trait à chacun des CCA de Northstar, y compris la rentabilité, l'évolution des produits d'exploitation, les variations du fonds de roulement, la durabilité des marges de BAIIA, les niveaux de dépenses en immobilisations, les lois applicables et les restrictions contractuelles contenues dans les actes qui régissent la dette. Toute réduction du montant d'encaisse disponible pour distribution ou réellement distribué indirectement par les sociétés en commandite Northstar à Northstar Acquisitions viendra réduire le montant d'encaisse disponible pour que nous puissions verser des dividendes aux porteurs d'actions ordinaires. Il s'ensuit que nos dividendes en espèces ne sont pas garantis et varieront en fonction du rendement des CCA de Northstar.

Nous ne contrôlerons pas les affaires médicales quotidiennes et certaines autres affaires des CCA de Northstar

Northstar Subco possédera une participation indirecte de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation indirecte de 60 % dans la société en commandite Kirby. Nous contrôlerons chaque CCA de Northstar par le truchement de nos droits contractuels (voir « Les sociétés en commandite Northstar – Conventions de sociétés en commandite »). Même si nous gérons de manière indirecte les affaires commerciales quotidiennes de chaque CCA de Northstar aux termes d'un contrat de gestion, nous n'aurons que le droit d'être présents et d'être observateurs au moment des réunions du conseil médical de chaque CCA de Northstar. Ainsi, nous n'aurons pas la possibilité de diriger les affaires médicales quotidiennes des CCA de Northstar, mais plutôt ses affaires et activités commerciales, le tout ainsi qu'énoncé dans les conventions de sociétés en commandite. En outre, certaines mesures prises par les sociétés en commandite Northstar sont assujetties à un droit de veto par vote écrit d'une participation majoritaire des médecins commanditaires, y compris l'approbation du budget annuel et du plan annuel (sous réserve du droit de Northstar GPco de poursuivre l'exploitation des CCA de Northstar de manière à préserver ses activités et sa réputation, ses relations d'affaires et son installation physique). Se reporter aux rubriques « Les sociétés en commandite Northstar – Conventions de société en commandite – Vote majoritaire des médecins ».

La distribution de la totalité des espèces disponibles pourrait restreindre notre potentiel de croissance et celui des CCA de Northstar

Le versement par les sociétés en commandite Northstar de la quasi-totalité de leurs flux de trésorerie d'exploitation fera que les dépenses d'exploitation et en immobilisations supplémentaires seront fonction de l'accroissement des flux de trésorerie ou de financements additionnels à venir. L'absence de ces fonds pourrait

restreindre la croissance future de chaque CCA de Northstar et ses flux de trésorerie. En outre, nous pourrions être empêchés de poursuivre d'autres acquisitions intéressantes parce qu'elles pourraient ne pas accroître notre valeur à court terme.

Le versement de dividendes n'est pas garanti

En dépit de ce qu'il soit pour l'instant projeté que le conseil des gestionnaires ou d'administration de Northstar Acquisitions et de l'émetteur soit le même, l'émetteur ou Northstar peut modifier, à son entière discrétion, la politique existante en matière de dividendes versés aux propriétaires des actions ordinaires. Les distributions et dividendes futurs de ces sociétés dépendront, entre autres, s'il y en a, des résultats d'exploitation, des besoins de trésorerie, de la situation financière, des restrictions contractuelles, des occasions d'affaires, des dispositions législatives applicables et d'autres facteurs que le conseil des gestionnaires ou d'administration de Northstar Acquisitions tout comme de l'émetteur peuvent juger pertinent. La direction de ces entités peut hausser le niveau des distributions prévues dans leurs politiques de distribution existantes ou cesser totalement les distributions.

Les variations des taux de change pourraient avoir des répercussions sur le montant de l'encaisse disponible pour le versement de dividendes

Nos dividendes aux porteurs d'actions ordinaires seront libellés en dollars canadiens. Toutefois, la totalité des produits d'exploitation et des charges des CCA de Northstar et de Northstar Acquisitions, de même que les distributions que nous recevons de Northstar Holdco et de Northstar Acquisitions et que Northstar Acquisitions reçoit des sociétés en commandite Northstar seront libellés en dollars américains. Il s'ensuit que nous serons exposés à des risques de taux de change. Bien que nous projetions de conclure, directement ou non, des contrats de couverture pour atténuer ces risques de taux de change, il ne peut être garanti que ces contrats suffiront à nous protéger pleinement contre ces risques. Si les opérations de couverture ne nous protègent pas pleinement contre ces risques, un changement dans le taux de change entre le dollar du Canada et des États-Unis pourrait avoir un effet négatif important sur notre capacité à maintenir un niveau constant de dividendes en dollars canadiens. En outre, les gains que nous réalisons aux termes de ces contrats de couverture pourraient donner lieu à un revenu imposable aux fins du fisc canadien. Toute obligation fiscale découlant de ces contrats de couverture pourrait entraver notre capacité de maintenir un niveau constant de dividendes.

Une dette importante pourrait avoir des conséquences négatives sur nos activités

Bien qu'il soit prévu que ni l'émetteur ni ses filiales n'aient de dettes impayées ou de financements ou de contrats de location-exploitation (autres que les baux liés à leurs immeubles) immédiatement après la conclusion du présent placement, nous pourrions à l'avenir contracter des dettes (y compris l'accord de crédit renouvelable, ou conclure des baux qui équivalent à de la dette. L'effet de levier sur une base consolidée pourrait avoir des conséquences importantes pour les porteurs d'actions ordinaires, dont ce qui suit :

- la capacité future de l'émetteur, de Northstar Acquisitions et des CCA de Northstar d'obtenir du financement supplémentaire au titre du fonds de roulement, des dépenses en immobilisations ou d'autres fins pourrait être restreinte;
- la capacité de l'émetteur ou des CCA de Northstar de refinancer la dette à des conditions acceptables pour l'émetteur, si tant est qu'il le puisse;
- l'affectation vraisemblable d'une part importante de nos flux de trésorerie provenant des activités d'exploitation (sur une base consolidée) au paiement du capital et des intérêts de la dette de l'émetteur ou d'une de ses filiales, réduisant ainsi les fonds disponibles pour les activités, les dépenses en immobilisations et/ou les dividendes futurs sur les actions ordinaires de l'émetteur;
- la vulnérabilité potentielle des CCA de Northstar aux ralentissements économiques et la capacité de résister aux pressions concurrentielles.

En outre, les clauses financières restrictives prévues par la convention de rachat pourraient nous restreindre dans notre capacité de contracter des dettes.

Les émissions futures d'actions ordinaires pourraient entraîner une dilution

Nos statuts constitutifs autorisent l'émission d'un nombre illimité d'actions ordinaires suivant les modalités que le conseil d'administration, sans l'approbation des actionnaires, fixe. Nous pouvons émettre d'autres actions ordinaires à l'avenir dans le cadre d'un financement ou d'une acquisition future. L'émission d'autres actions ordinaires pourrait entraîner la dilution du placement d'un investisseur dans notre société.

Restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens

Northstar Acquisitions, Northstar Subco, Northstar Holdco et Ventures sont constituées sous le régime de droit de l'État du Delaware et chaque société en commandite Northstar est constituée en vertu des lois de l'État du Texas. Tous les actifs des CCA de Northstar sont situés à l'extérieur du Canada et certains des administrateurs et des dirigeants, de même que certains des experts nommés dans le présent prospectus, sont des résidents des États-Unis d'Amérique. Il s'ensuit qu'il pourrait être difficile voire impossible par les investisseurs de Ventures, ou à l'une ou l'autre des sociétés en commandite Northstar ou à leurs administrateurs, dirigeants et experts respectifs qui ne sont pas des résidents du Canada ou de réaliser contre eux, au Canada, la valeur de jugements rendus par des tribunaux du Canada fondés sur les dispositions en matière de responsabilité civile des lois provinciales canadiennes applicables en valeurs mobilières. Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures et chaque société en commandite Northstar ont été avisées par des conseillers juridiques des États-Unis qu'il subsiste un doute quant au caractère exécutoire, aux États-Unis, dans le cadre d'actions principales, ou dans le cadre d'actions visant à assurer l'exécution de jugements rendus par des tribunaux canadiens, de responsabilités civiles fondées sur ces lois provinciales canadiennes applicables en valeurs mobilières. En outre, chaque société en commandite Northstar conviendra de nous indemniser au titre des violations de déclarations faites et des garanties données par elles aux termes de la convention d'achat d'une participation de société en commandite. Cependant, les obligations d'indemnisation sont limitées de la manière décrite sous « Convention d'achat de participations de sociétés en commandite » et, par conséquent, nous pourrions ne pas pouvoir récupérer le plein montant de toute perte ou de tous dommages-intérêts subis par elle en raison de cette violation au détriment de l'émetteur et, en bout de ligne, des porteurs d'actions ordinaires de l'émetteur. Enfin, il ne peut être garanti que les sociétés en commandite Northstar disposerons de suffisamment d'actifs pour satisfaire à toute obligation d'indemnisation.

Nous sommes assujettis aux lois fiscales canadiennes

Le revenu de l'émetteur et de ses entités liées doit être calculé en conformité avec les lois fiscales canadiennes et étrangères, selon le cas, et l'émetteur est assujetti aux lois fiscales canadiennes, lesquelles peuvent être modifiées de manière à nuire au montant des distributions versées aux actionnaires. Il n'est nullement assuré que la législation fiscale fédérale canadienne, son interprétation judiciaire ou les pratiques et politiques administratives et de cotisation de l'Agence du revenu du Canada et du ministère des Finances du Canada ne seront pas modifiées d'une façon qui aura des effets négatifs pour les actionnaires. Plus particulièrement, un tel changement pourrait accroître le montant d'impôt à payer par l'émetteur, réduisant ainsi le montant disponible aux fins de versements de dividendes aux porteurs d'actions ordinaires.

Il n'est nullement garanti que les administrations fiscales ne chercheront pas à contester certaines positions fiscales adoptées par l'émetteur et ses entités liées. Particulièrement, l'émetteur sera tenu d'inclure dans le calcul de son revenu tous les dividendes qui lui ont été versés sur les parts de catégorie A d'Acquisitions et les actions ordinaires de Northstar Holdco que détient l'émetteur. L'émetteur devrait également avoir droit à une déduction correspondant au montant des dividendes que Northstar Subco ou Northstar Holdco tire des activités continues des sociétés en commandite Northstar. Le résultat net de cette inclusion au revenu et la déduction correspondante est que l'émetteur ne devrait pas être imposable sur les dividendes reçus de Northstar Subco et de Northstar Holdco. Si cette déduction était refusée, l'émetteur serait toutefois assujetti à l'impôt canadien des sociétés sur ces dividendes, ce qui pourrait avoir un effet négatif important sur le montant d'encaisse disponible pour que l'émetteur le distribue à ses actionnaires. L'émetteur a reçu un avis de conseillers juridiques portant que les dividendes reçus de Northstar Subco et de Northstar Holdco devraient être déductibles pour lui.

En raison de ce que les parts de catégorie A d'Acquisitions sont libellés en dollars américains, l'obligation fiscale canadienne éventuelle découlant de la disposition de ces parts par l'émetteur (aux termes de la convention de rachat ou autrement) sera touchée par les variations de change entre le dollar du Canada et le dollar des États-Unis d'Amérique.

Toute obligation fiscale canadienne découlant de la disposition de parts de catégorie A d'Acquisitions pourrait grandement nuire au montant d'encaisse disponible pour que l'émetteur le distribue à ses actionnaires à ce moment-là.

Nous sommes assujettis aux lois fiscales américaines

Risques fiscaux américains

Il ne peut être garanti que les lois fédérales américaines en matière d'impôt sur le revenu et les politiques administratives et législatives de l'Internal Revenue Service et du département du Trésor qui concernent les conséquences fiscales fédérales américaines décrites aux présentes ne seront pas modifiées d'une façon qui porte atteinte aux porteurs des actions ordinaires. Plus particulièrement, un tel changement pourrait accroître le montant d'impôt à payer par Northstar Holdco, réduisant ainsi le montant des distributions que l'émetteur pourrait autrement recevoir et, par conséquent, l'encaisse disponible aux fins de distributions aux porteurs d'actions ordinaires.

L'émetteur et les preneurs fermes recevront des avis, aux fins du fisc fédéral américain, selon lequel les opérations énoncées aux présentes suivant lesquelles les parts de catégorie A d'Acquisitions sont vendues aux termes de la convention de rachat, lorsque considérées conjointement avec les modalités de la garantie, devrait être traitées comme une opération de financement (une « opération de financement ») conclue avec Northstar Holdco à titre d'emprunteur et l'émetteur à titre de prêteur et (ii) et les versements de dividendes opérés sur les parts de catégorie A d'Acquisitions devraient être traités comme intérêts débiteurs de Northstar Holdco.

Il existe un risque que l'opération de financement soit traitée pour les besoins du fisc fédéral américain à titre de capitaux propres plutôt que de capitaux d'emprunt, auquel cas les intérêts réputés par ailleurs déductibles versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions, seraient traités, de fait, à titre de distributions non déductibles. En outre, même si l'opération de financement est caractérisée comme capitaux d'emprunt, il y a un risque que l'on conclut à un taux d'intérêt supérieur au taux consenti sans lien de dépendance. Dans un tel cas, le montant de l'intérêt excédentaire par rapport à un montant issu de conditions normales du marché serait caractérisé de nouveau à titre de distributions non déductibles. L'incapacité de Northstar Holdco à déduire tout ou partie des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions pourrait accroître substantiellement son revenu imposable et, partant, ses obligations fiscales fédérales américaines. Cela viendrait réduire le revenu après impôts de Northstar Holdco disponible pour distribution. Aucune décision de l'Internal Revenue Service n'a été demandée quant à la question de savoir si l'opération de financement devrait être traitée comme capitaux propres aux fins du fisc fédéral américain.

De façon générale, la disposition 163(j) du Code restreint les déductions d'une société par actions au titre des intérêts versés à des personnes étrangères liées exonérées de l'impôt américain dans des années où : (i) le ratio d'endettement de la société américaine contribuable dépasse 1,5 à 1 (fondé sur l'assiette fiscale des actifs); et (ii) les intérêts débiteurs nets de la société par actions (*c.-à-d.*, l'excédent des intérêts débiteurs par rapport aux intérêts créditeurs) dépassent 50 % du « revenu imposable rajusté ». Le revenu imposable rajusté s'entend de façon générale du revenu imposable de la société par actions avant les intérêts débiteurs nets et l'amortissement. Aux fins de cette disposition 163(j), une société par actions et un créancier de cette société seront de façon générale « liés » si le créancier est propriétaire, directement ou par attribution, de plus de 50 % de la société en fonction du vote ou de la valeur.

Les règles du dépouillement du bénéfice aux termes de la disposition 163(j) du Code ci-dessus pourraient restreindre Northstar Holdco dans sa capacité à déduire des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions. En outre, il ne peut être assuré que les modifications futures apportées aux dispositions fiscales fédérales américaines ne viendront pas par ailleurs restreindre voire éliminer la capacité de Northstar Holdco de demander la déduction, aux fins du fisc fédéral américain, des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions. Une autre restriction ou l'élimination de la capacité de Northstar Holdco à demander des déductions au titre des versements d'intérêt réputés sous forme de dividendes sur les parts de catégorie A d'Acquisitions pourrait accroître l'obligation fiscale fédérale américaine de Northstar Holdco, ce qui réduirait le montant des distributions que l'émetteur recevrait par ailleurs et, partant, aurait un effet négatif sur l'encaisse disponible pour distribution aux porteurs d'actions ordinaires.

Northstar Holdco aura le droit de déduire des montants au titre de l'amortissement de l'écart d'acquisition découlant de sa participation indirecte dans les sociétés en commandite Northstar. Cet écart d'acquisition sera amorti

sur une période de 15 ans aux fins de l'impôt sur les bénéfices fédéral américain. Une fois cette période échue, Northstar Holdco n'aura plus droit à ces déductions. Par conséquent, l'obligation fiscale fédérale américaine de Northstar Holdco pourrait alors augmenter par rapport à celle des exercices antérieurs. Toute augmentation de l'obligation fiscale fédérale américaine de cet ordre pourrait réduire le montant des distributions que l'émetteur pourrait autrement recevoir, réduisant du même coup l'encaisse disponible aux fins de distributions aux porteurs d'actions ordinaires.

Risques liés au refinancement

Aux termes de la convention de rachat, Northstar Holdco est tenue de racheter les parts de catégorie A d'Acquisitions auprès de l'émetteur le jour du douzième anniversaire de la clôture. Une fois le rachat des parts de catégorie A d'Acquisitions effectué par Northstar Holdco, les dividendes versés sur ces parts ne seront plus considérés comme des intérêts débiteurs aux fins de l'impôt sur les bénéfices fédéral américain. Northstar Holdco pourrait avoir l'intention de financer l'obligation au titre du rachat de manière à créer des intérêts débiteurs supplémentaires, mais cette possibilité demeure incertaine. De plus, tout refinancement de cet ordre se ferait conformément aux conditions établies à la lumière de la situation financière de Northstar Holdco et de la conjoncture du marché alors en vigueur. Un tel refinancement pourrait se traduire par un intérêt débiteur dont le taux et le montant pourraient différer de manière importante de ceux déduits conformément à la convention de rachat.

Par conséquent, une fois le rachat des parts de catégorie A d'Acquisitions réalisé par Northstar Holdco conformément à la convention de rachat, le montant des déductions d'intérêt auxquelles Northstar Holdco a droit pourraient être bien inférieur à celui des exercices antérieurs et Northstar Holdco pourrait être tenue de payer une somme plus importante au titre de l'impôt sur les bénéfices fédéral américain. Toute augmentation de l'obligation fiscale fédérale américaine découlant du rachat de parts de catégorie A d'Acquisitions pourrait réduire le montant des distributions que l'émetteur aurait autrement reçu, réduisant du même coup l'encaisse disponible aux fins de versements de dividendes aux porteurs d'actions ordinaires.

Les conventions de non-sollicitation et de non-concurrence des médecins commanditaires, de Ventures et d'autres pourraient ne pas être opposables

Northstar et ses filiales bénéficient de diverses clauses de non-concurrence. Aux termes des conventions de sociétés en commandite, les médecins commanditaires des CCA de Northstar concluront des conventions de non-sollicitation et de non-concurrence en faveur de l'émetteur et de Northstar Acquisitions. De plus, aux termes des conventions d'achat de participations de sociétés en commandite, les vendeurs aux termes de ces conventions concluront des ententes semblables.

Aux termes de la convention d'investissement, Ventures conviendra de ne pas concurrencer l'émetteur ni ses filiales dans le secteur des CCA dans l'État du Texas durant cinq années. M. Donald L. Kramer, M.D., conviendra dans son contrat de travail de ne pas rivaliser avec Northstar au cours de son emploi et durant une période prenant fin au dernier de ces événements à se produire, soit le cinquième anniversaire de la date de clôture soit six mois après la cessation de son emploi.

Un tribunal pourrait déterminer que ces stipulations ne sont pas opposables. Si ces arrangements ne sont pas opposables, n'importe laquelle des personnes ci-dessus pourraient être propriétaires et exploitantes d'établissements de chirurgie concurrents dans des marchés où les CCA de Northstar sont situés, ce qui pourrait grandement nuire aux activités des CCA de Northstar. Se reporter aux rubriques « Les sociétés en commandite Northstar – Conventions de société en commandite – Engagement de non-concurrence », « Convention d'investissement et opérations connexes – Convention d'achat de participations de sociétés en commandite – Engagement de non-concurrence » et « Rémunération de la direction – Contrat d'emploi et entente de non-concurrence ».

Conflits d'intérêts

Il pourrait y avoir conflit en raison du fait que M. Donald L. Kramer, M.D., administrateur et chef de la direction de l'émetteur, sera médecin commanditaire minoritaire de la société en commandite Palladium et est un vendeur aux termes de la convention d'achat de participations de société en commandite qui a trait à la société en commandite Palladium. En outre, certains membres de la direction détiendront collectivement une participation de société en commandite d'environ 4,5 % dans la société en commandite Palladium. Même si ces opérations ont été négociées

essentiellement sans lien de dépendance, il ne peut être garanti que des parties indépendantes négociant dans des conditions normales de marché en seraient arrivées aux mêmes conditions.

En outre, il existe un conflit à l'égard des centres gérés en raison du fait que M. Kramer est propriétaire d'une participation de 50 % dans River Oaks Pain Management et qu'il est, conjointement avec d'autres membres de la direction, propriétaire exclusif de The Palladium for Surgery – Dallas. Northstar Acquisitions touchera des honoraires de gestion des centres gérés correspondant à 10 % de leurs revenus recouvrés nets et elle possède un droit de premier refus relativement à l'acquisition de The Palladium for Surgery – Dallas.

Mise à exécution de droits contre Ventures

Aux termes de la convention d'investissement et de la convention de prise ferme, Ventures conviendra d'indemniser l'émetteur et les preneurs fermes à l'égard des violations de déclarations faites et de garanties données par Ventures que contiennent ces conventions. La convention d'investissement et la convention de prise ferme renfermeront des déclarations, des garanties et des indemnisations connexes de Ventures portant que le présent prospectus constitue la divulgation complète, véridique et claire de tous les faits importants relatifs à l'émetteur et aux actions ordinaires et ne contient aucune représentation inexacte des faits (au sens de cette expression dans la *Loi sur les valeurs mobilières* (Ontario)). Ventures indemnisera l'émetteur tout comme les preneurs fermes au titre des violations de ses déclarations et de ses garanties données à l'égard du prospectus.

L'obligation globale de Ventures aux termes des déclarations relatives au prospectus et l'indemnisation connexe sera soumise à une franchise de 500 000 $ et sera plafonnée de façon à correspondre à la somme (i) du produit net comptant que touche Ventures à la clôture, plus (ii) les parts de catégorie B d'Acquisitions et les parts de catégorie B de Subco détenues par Ventures à l'occasion. Les principaux actifs vis-à-vis desquels l'émetteur pourra soumettre une réclamation sont formés des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco détenues par Ventures. La valeur des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco augmentera et diminuera au même rythme que la valeur des actions ordinaires. Par conséquent, il ne peut être assuré que l'émetteur effectue une récupération complète auprès deVentures au titre des violations vis-à-vis des déclarations ou garanties du fait que Ventures.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme, l'émetteur a convenu de vendre ● actions ordinaires, et les preneurs fermes ont convenu d'acheter individuellement, à titre de contrepartistes, à la date de clôture, sous réserve des modalités énoncées aux présentes, la totalité des actions ordinaires offertes aux présentes au prix de ● $ l'action ordinaire pour un prix global de ● $ payable en espèces contre livraison des certificats représentant ces actions ordinaires. En contrepartie des services rendus dans le cadre du présent placement, l'émetteur a convenu de verser aux preneurs fermes une rémunération globale de ● $, ou ● $ l'action ordinaire. Le prix d'offre des actions ordinaires a été déterminé par voie de négociation entre l'émetteur et les preneurs fermes.

Les obligations qui incombent aux preneurs fermes aux termes de la convention de prise ferme sont conditionnelles et ceux-ci peuvent y mettre fin à leur gré selon leur évaluation de l'état des marchés financiers et ceux-ci peuvent également y mettre fin si certains événements précisés surviennent. Toutefois, les preneurs fermes sont tenus individuellement de prendre livraison et de payer pour la totalité des actions ordinaires offertes dans le cadre du présent prospectus si une des actions ordinaires est achetée aux termes de la convention de prise ferme.

Les souscriptions à l'égard des actions ordinaires seront reçues sous réserve du rejet ou de l'attribution en totalité ou en partie et on se réserve le droit de clore les registres de souscription en tout temps sans préavis.

L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie pour une période de 30 jours à compter de la clôture, visant l'achat d'un maximum de ● actions ordinaires supplémentaires selon les mêmes modalités que celles présentées ci-dessus uniquement pour couvrir les attributions excédentaires, le cas échéant, et aux fins de stabilisation du marché.

L'émetteur et Ventures ont convenu d'indemniser les preneurs fermes et les membres respectifs du même groupe qu'eux et leurs administrateurs, membres de la direction et employés respectifs contre certaines responsabilités, y

compris les responsabilités civiles en vertu de la législation sur les valeurs mobilières provinciales canadiennes, ou de contribuer aux paiements que les preneurs fermes peuvent être tenus d'effectuer à cet égard.

Aux termes des instructions générales des commissions des valeurs mobilières compétentes, les preneurs fermes ne peuvent, pendant toute la période du placement aux termes du présent prospectus, offrir d'acheter ou acheter des actions ordinaires. La restriction qui précède est assujettie à certaines exceptions, si l'offre ou l'achat n'est pas effectué afin de créer une négociation active réelle ou apparente ou pour augmenter le prix de ces titres. Ces exceptions incluent une offre ou un achat autorisé aux termes des règles et des règlements de la TSX se rapportant à la stabilisation du marché et aux activités de maintien passif du marché, et une offre ou un achat effectué par un client ou pour le compte de celui-ci lorsque l'offre n'a pas été sollicitée au cours de la période du placement. Dans le cadre du présent placement, les preneurs fermes peuvent, sous réserve de ce qui précède et de la loi applicable, effectuer des attributions excédentaires ou des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux supérieurs à ceux qui auraient par ailleurs prévalu sur le marché libre. Si elles sont entreprises, de telles opérations peuvent être interrompues à tout moment.

Avant le placement, il n'existait aucun marché public pour les actions ordinaires.

Les investisseurs éventuels dans les actions ordinaires doivent se familiariser avec l'ensemble des lois et des règlements applicables relatifs à l'offre, à la vente et au transfert des actions ordinaires et se conformer à ceux-ci.

Les preneurs fermes proposent d'offrir au départ les actions ordinaires au prix indiqué à la page couverture du présent prospectus. Une fois que les preneurs fermes auront déployé un effort raisonnable pour vendre la totalité des actions ordinaires offertes dans le cadre du présent prospectus au prix qui y est indiqué, le prix d'offre pourrait être réduit, puis modifié à l'occasion, à un montant ne dépassant pas le prix d'offre initial, et la rémunération des preneurs fermes diminuera d'un montant correspondant à l'écart entre le prix total payé par les acheteurs pour les actions ordinaires et le produit brut payé par les preneurs fermes à l'émetteur.

Les actions ordinaires offertes aux présentes n'ont pas été et ne seront pas inscrites en vertu de la Loi de 1933 ou des lois sur les valeurs mobilières d'un État des États-Unis, sous réserve de certaines exceptions, et ne peuvent être offertes ou vendues ou autrement disposées aux États-Unis. Les preneurs fermes ont convenu de ne pas offrir ni de vendre les actions ordinaires aux États-Unis, sauf dans le cas d'acheteurs institutionnels autorisés (tel que le définit le règlement 144A de la *U.S. Securities Act* ou dans le cas d'investisseurs institutionnels accrédités (conformément à la *U.S. Securities Act*)). De plus, pendant une période de 40 jours après la clôture, l'offre ou la vente d'actions ordinaires aux États-Unis par un courtier (qu'il participe ou non à l'offre) pourrait constituer une infraction aux exigences d'enregistrement de la *U.S. Securities Act*, à moins qu'elle ne soit faite en conformité avec le règlement 144A ou en vertu de toute autre exemption prévue par la *U.S. Securities Act*.

En outre, Ventures a convenu de ne pas, directement ou indirectement, émettre, vendre, offrir, céder, transférer, grever, octroyer une sûreté, s'engager à vendre, octroyer une option ou un bon de souscription d'achat, effectuer une vente à découvert ou autrement conclure une convention (y compris une convention de monétisation ou d'opérations de couverture ou opérations similaires) au cours de la période commençant à la date des présentes et se terminant un an après la date de clôture, qui a pour effet de transférer un ou l'ensemble des avantages économiques de la propriété de ses parts de catégorie B de Subco ou ses parts de catégorie B d'Acquisitions ou annoncer publiquement son intention de le faire, sans avoir obtenu au préalable le consentement écrit de BMO Nesbitt Burns Inc. (pour le compte des preneurs fermes), ce consentement ne pouvant être retenu de façon déraisonnable.

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Goodmans LLP, conseillers juridiques de l'émetteur, et de Borden Ladner Gervais s.r.l., S.E.N.C.R.L., conseillers juridiques des preneurs fermes, le texte qui suit est, en date du présent prospectus, un résumé des principales incidences fiscales fédérales canadiennes généralement applicables à un porteur d'actions ordinaires acquises dans le cadre du présent placement (un « porteur ») qui, aux fins de la Loi de l'impôt et à tout moment pertinent, est résident ou réputé résident du Canada, n'a aucune lien de dépendance avec l'émetteur, et n'est pas membre du même groupe que l'émetteur, et détient des actions ordinaires à titre d'immobilisations. Les actions

ordinaires seront généralement considérées être des immobilisations pour un porteur si le porteur ne détient pas ses actions ordinaires dans le cours de l'exploitation d'activités visant l'achat ou la vente de titres, et n'a pas acquis de telles actions ordinaires dans le cadre d'une ou de plusieurs opérations considérées être une entreprise à caractère commercial. Certains porteurs canadiens dont les actions ordinaires ne peuvent par ailleurs être admissibles à titre d'immobilisations peuvent, dans certaines circonstances, traiter ces actions ordinaires à titre d'immobilisations en effectuant le choix irrévocable prévu par le paragraphe 39(4) de la Loi de l'impôt.

Le présent résumé ne s'applique pas au porteur qui est une « institution financière » (au sens de la Loi de l'impôt aux fins des règles d'évaluation à la valeur du marché) ou une « institution financière déterminée » ou au porteur dont la participation est un « abri fiscal déterminé » (au sens de la Loi de l'impôt). De tels porteurs devraient consulter leurs propres conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur à la date du présent prospectus et l'interprétation des conseillers juridiques des pratiques de cotisation et des politiques d'administration publiées actuelles de l'Agence du revenu du Canada. L'ensemble des propositions précisées visant à modifier la Loi de l'impôt qui ont publiquement été annoncées par le ministre des Finances (Canada) ou en son nom (les « propositions fiscales ») avant la date du présent prospectus sont prises en considération, et on suppose que l'ensemble des propositions fiscales seront adoptées. Rien ne saurait garantir que les propositions fiscales seront adoptées ou qu'elles seront adoptées dans leur forme actuelle. Le présent résumé ne tient pas compte autrement ou n'anticipe pas de modifications à la loi, que ce soit au moyen d'une décision, d'une mesure, ou d'une interprétation de nature législative, judiciaire ou administrative, dans les pratiques de cotisation ou politiques d'administration de l'Agence du revenu du Canada, ni n'aborde ou ne tient compte de la législation fiscale provinciale, territoriale ou étrangère ou des incidences qui peuvent différer de façon significative de celles dont il est question dans le prospectus.

Le présent résumé n'est pas exhaustif quant à toutes les incidences fiscales fédérales canadiennes possibles applicables à un investissement dans les actions ordinaires. Qui plus est, les incidences sur le revenu ou les autres incidences fiscales résultant de l'acquisition, de la détention ou de la disposition d'actions ordinaires dépendront des circonstances particulières du porteur, y compris la province ou les provinces où le porteur réside ou encore où il exploite une entreprise. Le présent résumé est de nature générale seulement et ne constitue pas un avis juridique ou fiscal, ni ne devrait être interprété comme tel, à un acheteur éventuel d'actions ordinaires en particulier. Les investisseurs devraient consulter leurs propres conseillers fiscaux quant aux incidences fiscales d'un investissement dans les actions ordinaires concernant leurs circonstances particulières.

Imposition des dividendes sur les actions ordinaires

Les dividendes reçus ou réputés reçus par un porteur sur les actions ordinaires seront inclus dans le calcul du revenu du porteur aux fins de la Loi de l'impôt. Ces dividendes reçus ou réputés reçus par un porteur qui est un particulier (autre que certaines fiducies) seront assujettis aux règles de majoration et de crédit fiscal pour dividendes généralement applicables en vertu de la Loi de l'impôt à l'égard des dividendes reçus sur les actions de société canadienne imposables. L'émetteur a l'intention de désigner les dividendes qu'il verse à titre de « dividendes admissibles » donnant droit au crédit pour les dividendes améliorés.

Un porteur qui est une société inclura les dividendes reçus ou réputés reçus sur les actions ordinaires dans le calcul de son revenu et aura généralement le droit de déduire le montant de ces dividendes dans le calcul de son revenu imposable. Un porteur qui est une « société privée » ou une « société assujettie » (au sens attribué à ces termes dans la Loi de l'impôt) sera généralement tenu, en vertu de la partie IV de la Loi de l'impôt, de payer un impôt remboursable de 33 ⅓ % des dividendes reçus ou réputés reçus sur les actions ordinaires dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable du porteur.

Disposition des actions ordinaires

Une disposition, ou une disposition réputée, d'une action ordinaire par un porteur donnera généralement lieu à un gain en capital (ou à une perte en capital) correspondant au montant par lequel le produit de disposition, déduction faite des frais raisonnables de disposition, excède (ou est inférieur) au prix de base rajusté pour le porteur d'actions ordinaires. En règle générale, la moitié d'un gain en capital (un « gain en capital imposable ») réalisé par un porteur dans une année d'imposition donnée sera inclus dans le calcul du revenu du porteur pour cette année et la moitié des

pertes en capital (une « perte en capital déductible ») subie par un porteur dans une année d'imposition donnée peut être déduite des gains en capital imposables réalisés par le porteur dans cette année. Les pertes en capital déductibles excédant les gains en capital imposables réalisés dans une année d'imposition donnée peuvent être reportées et déduites pour les trois années d'imposition précédentes ou reportées et déduites dans une année d'imposition ultérieure contre les gains en capital imposables nets réalisés au cours de ces années, sous réserve des dispositions de la Loi de l'impôt et conformément à celles-ci.

Le montant d'une perte en capital subie par un porteur qui est une société sur la disposition d'une action ordinaire peut être réduit par le montant des dividendes reçus ou réputés reçus par ce dernier sur une telle action ordinaire (ou sur une action par laquelle l'action ordinaire a été remplacée) dans la mesure et dans les circonstances prévues par la Loi de l'impôt. Des règles similaires peuvent s'appliquer lorsqu'une société est membre d'une société de personnes ou bénéficiaire d'une fiducie qui est propriétaire d'actions ordinaires, directement ou indirectement par l'intermédiaire d'une société de personnes ou d'une fiducie.

Un porteur qui est une « société privée sous contrôle canadien » (au sens attribué à ce terme dans la Loi de l'impôt) peut être tenu de payer un impôt remboursable supplémentaire de 6⅔ % sur certains revenus de placement, y compris des gains en capital imposables.

Impôt minimum de remplacement

Les particuliers, y compris certaines fiducies, sont assujettis à un impôt minimum de remplacement. En règle générale, les dividendes reçus ou réputés reçus sur les actions ordinaires et sur les gains en capital réalisés au moment de la disposition ou de la disposition réputée d'actions ordinaires peuvent augmenter l'obligation d'un porteur à l'égard de l'impôt minimum de remplacement. Les porteurs devraient consulter leurs propres conseillers concernant l'impôt minimum de remplacement.

LITIGES

L'émetteur et ses filiales peuvent être l'objet de certaines réclamations et poursuites de temps à autre dans le cours de l'exercice de ses activités. La direction n'a connaissance d'aucun litige non réglé, envisagé ou en cours en date des présentes entrepris par Northstar ou ses filiales, Northstar Acquisitions ou ses filiales ou un des CCA de Northstar ou contre ceux-ci.

QUESTIONS D'ORDRE JURIDIQUE

Goodmans LLP, au nom de l'émetteur et Borden Ladner Gervais s.r.l., S.E.N.C.R.L., au nom des preneurs fermes, se prononceront sur certaines questions d'ordre juridique liées aux actions ordinaires offertes aux présentes. Kaye Scholer LLP, au nom de l'émetteur et Sherman & Sterling LLP, au nom des preneurs fermes, se prononceront sur certaines questions d'ordre juridiques liées aux questions d'ordre fiscale fédérale américaine.

En date des présentes, les associés et les salariés de Goodmans LLP, de Borden Ladner Gervais s.r.l., S.E.N.C.R.L., de Kaye Scholer LLP et de Sherman & Sterling LLP, respectivement, ne sont propriétaires, directement ou indirectement, d'aucun titre en circulation de l'émetteur, de Northstar Acquisitions ou des sociétés en commandite Northstar.

VENTES ANTÉRIEURES ET PRINCIPAUX ACTIONNAIRES

Le 16 mars 2007, l'émetteur a émis une action ordinaire à Stewart Feldman moyennant 10,00 $ CA. Cette action ordinaire sera cédée à Donald L. Kramer, M.D., à la date de dépôt du prospectus ou aux environs de cette date et elle sera acquise aux fins d'annulation par l'émetteur à la clôture à son prix d'émission.

À la connaissance de l'émetteur, à la clôture, aucune personne ni aucune société ne sera propriétaire véritable, directement ou indirectement, de plus de 10 % des actions ordinaires. Suivant la réalisation du placement, Ventures détiendra l'ensemble des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco.

PROMOTEUR

Ventures est considérée le promoteur de l'émetteur en raison de son initiative dans l'organisation des activités et des affaires internes de l'émetteur.

MEMBRES DE LA DIRECTION ET PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Suivant la réalisation du placement, Ventures sera propriétaire de la totalité des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et sociétés en commandite Northstar ». À l'heure actuelle, M. Donald L. Kramer, M.D., administrateur et chef de la direction de l'émetteur, et Stewart Feldman (et ses apparentés) sont les seuls propriétaires véritables de Ventures. Concurremment à la clôture, M. Kramer devrait acquérir la totalité de la participation de M. Feldman (et ses apparentés) dans Ventures et en deviendra ainsi le seul commanditaire.

M. Donald M. Kramer, M. D., est vendeur dans le cadre de la convention d'achat de participations de société en commandite lié à la société en commandite Palladium et, suivant la clôture, sera un médecin commanditaire minoritaire de la société en commandite Palladium. Le Dr Kramer est également propriétaire d'une participation de 50 % dans The Palladium for Surgery – Dallas Ltd. et d'une participation de 50 % dans River Oaks Pain Management, les centres gérés qui seront gérés par Northstar Acquisitions après la clôture.

D'autres membres de la direction détiendront collectivement environ 4,5 % de la participation de commanditaire dans la société en commandite Palladium ainsi qu'une participation de 50 % dans The Palladium for Surgery – Dallas Ltd.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de l'émetteur sont BDO Dunwoody s.r.l., dont les bureaux principaux sont situés à Toronto, au Canada. L'agent des transferts et agent chargé de la tenue des registres pour les actions ordinaires est ● , dont les bureaux principaux sont situés à Toronto, en Ontario.

CONTRATS IMPORTANTS

Les seuls contrats importants que l'émetteur a conclus au cours des deux dernières années, ou qu'il conclura d'ici la clôture du présent placement, autres que dans le cours normal de ses activités, sont les suivants :

(i) la convention de prise ferme dont il est question à la rubrique « Mode de placement »;

(ii) la convention d'investissement dont il est question à la rubrique « Convention d'investissement et opérations connexes »;

(iii) la convention de rachat dont il est question à la rubrique « Northstar Acquisitions – Capital-actions »;

(iv) la convention d'exploitation à l'égard de Northstar Acquisitions dont il est question à la rubrique « Northstar Acquisitions »;

(v) la convention d'exploitation à l'égard de Northstar Subco dont il est question à la rubrique « Northstar Subco »;

(vi) la convention de gestion et de partage des coûts à l'égard de chacune des sociétés en commandite Northstar dont il est question à la rubrique « sociétés en commandite Northstar – Convention de gestion et de partage des coûts »;

(vii) les conventions de société en commandite pour chacune des sociétés en commandite Northstar dont il est question à la rubrique « sociétés en commandite Northstar – Conventions de société en commandite »;

(viii) les conventions d'achat de participations de société en commandite visant chacune des sociétés en commandite Northstar dont il est question à la rubrique « Convention d'investissement et opérations connexes »;

(ix) la facilité de crédit renouvelable décrite à la rubrique « Endettement de Northstar ».

On peut consulter les exemplaires des contrats qui précèdent au siège social de l'émetteur durant les heures normales de bureau au cours de la période de placement des actions ordinaires offertes aux présentes et pour une période de 30 jours par la suite.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces et de certains territoires du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces et territoires, la législation en valeurs mobilières confère également à l'acquéreur le droit de demander la nullité, la révision du prix ou, dans certains territoires, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions devraient être effectuées dans les délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

GLOSSAIRE

Dans le présent prospectus, les termes et expressions suivants ont le sens qui leur est attribué ci-après, sauf indication contraire. Les termes et expressions au singulier comprennent le pluriel et inversement et cette distinction s'applique également aux genres masculin et féminin.

« **actions ordinaires** » s'entend des actions ordinaires de l'émetteur;

« **adhérents de CDS** » s'entend des adhérents du service de dépôt de CDS;

« **BCBCA** » s'entend de la loi intitulée *Business Corporations Act* (Colombie-Britannique);

« **capacité** » s'entend, lorsque ce terme est utilisé à l'égard d'un CCA, de la période de temps durant laquelle un bloc opératoire est occupé ou utilisé, divisée par la période de temps durant laquelle, de l'avis de la direction, le bloc opératoire pourrait être occupé ou utilisé, à savoir, en règle générale, huit heures par jour cinq jours semaine;

« **CCA** » s'entend d'un établissement titulaire d'un permis délivré par le Department of State Health Services de l'État du Texas ou le département de santé de tout autre État des États-Unis l'autorisant, en tant que centre de chirurgie ambulatoire, à effectuer des interventions chirurgicales n'exigeant pas l'hospitalisation du patient pour plus de 24 heures;

« **CCA de Northstar** » s'entend des CCA exploités par les sociétés en commandite Northstar;

« **CCA Kirby** » s'entend du Kirby Surgery Center, le CCA de Northstar qui appartient à la société en commandite Kirby;

« **CCA Palladium** » s'entend du Palladium for Surgery, le CCA de Northstar qui appartient à la société en commandite Palladium;

« **CDS** » s'entend de La Caisse canadienne de dépôt de valeurs limitée;

« **centres gérés** » s'entend des CCA et autres centres de soins de santé qui seront gérés par Northstar Acquisitions, y compris The Palladium for Surgery – Dallas et River Oaks Pain Management;

« **clôture** » s'entend de la clôture du présent placement;

« **CMS** » désigne le Center for Medicare & Medicaid Services;

« **Code** » s'entend du *United States Internal Revenue Code of 1986*, en sa version modifiée;

« **comité d'exploitation** » s'entend, à l'égard de chaque société en commandite Northstar, du comité mis sur pied pour surveiller la gestion des activités commerciales de la société en commandite Northstar en question;

« **conseil d'administration** » s'entend du conseil d'administration de l'émetteur;

« **conseil médical** » s'entend, relativement à chaque société en commandite Northstar, des conseils médicaux de Physician Limited Partners qui conserveront certains droits à l'égard des opérations médicales de chaque société en commandite Northstar;

« **convention d'achat de participations de société en commandite** » s'entend, à l'égard de chaque société en commandite Northstar, de la convention en vertu de laquelle Northstar GPco et Northstar LPco acquerront de concert une participation à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation à hauteur de 60 % dans la société en commandite Kirby;

« **convention de gestion et de partage des coûts** » a le sens qui lui est attribué à la rubrique « Les sociétés en commandite Northstar – Conventions de gestion et de partage des coûts »;

« **convention de prise ferme** » s'entend de la convention de prise ferme intervenue entre l'émetteur, Ventures et les preneurs fermes en date du ● 2007;

« **convention de rachat** » s'entend de la convention de vente et de rachat intervenue entre Northstar, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar LPco et Northstar GPco telle qu'elle est décrite à la rubrique « Northstar Acquisitions – Capital-actions »;

« **convention de société en commandite Northstar** » s'entend, à l'égard de chaque société en commandite Northstar, la convention de société en commandite devant intervenir entre Northstar GPco, Northstar LPco et les médecins commanditaires de chaque société en commandite Northstar;

« **convention d'investissement** » s'entend de la convention d'investissement intervenue entre l'émetteur, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures, Northstar LPco et Northstar GPco;

« **date de clôture** » s'entend de la date de clôture du présent placement, à savoir le ou vers le ● 2007, ou toute date ultérieure de la façon convenue, mais quoi qu'il en soit pas plus tard que le ● 2007;

« **DHHS** » s'entend du Department of Health and Human Services;

« **émetteur** » s'entend de Northstar Healthcare Inc., une société constituée sous le régime des lois de la province de la Colombie-Britannique;

« **facilité de crédit renouvelable** » a le sens qui lui est attribué à la rubrique « Endettement de Northstar »;

« **garantie** » a le sens qui lui est attribué à la rubrique « Northstar Acquisitions – Capital-actions »;

« **Loi de 1933** » s'entend de la loi des États-Unis intitulée *Securities Act of 1933*, en sa version modifiée;

« **Loi de l'impôt** » s'entend de la *Loi de l'impôt sur le revenu* (Canada) et son règlement d'application, en leurs versions modifiées à l'occasion;

« **médecins commanditaires** » s'entend, à l'égard de chaque société en commandite Northstar, des médecins ou des personnes qui sont, directement ou indirectement, les commanditaires de chacune de ces sociétés en commandite Northstar et qui, après la réalisation du placement, détiendront collectivement une participation de société en commandite à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. Dans le cas de la société en commandite Palladium, les médecins commanditaires comprennent une équipe de direction qui n'est pas composée de médecins et qui détiendra une participation de société en commandite à hauteur de 1,2 % dans la société en commandite Palladium. Dans le cas de la société en commandite Kirby, tous les médecins commanditaires sont des chirurgiens qui exercent leur profession au CCA Kirby;

« **Northstar** » s'entend de Northstar Healthcare Inc., une société constituée sous le régime des lois de la province de la Colombie-Britannique;

« **Northstar Acquisitions** » s'entend de Northstar Healthcare Acquisitions, L.L.C., une société à responsabilité limitée du Delaware qui appartient en propriété exclusive à Northstar Holdco et à Ventures;

« **Northstar GPco** » s'entend de Northstar Healthcare General Partner, L.L.C., une société à responsabilité limitée du Delaware et une filiale en propriété exclusive de Northstar Subco, qui exerce les fonctions de commandité pour chaque société en commandite Northstar;

« **Northstar Holdco** » s'entend de Northstar Healthcare Holdings, Inc., une société constituée sous le régime des lois de l'État du Delaware;

« **Northstar LPco** » s'entend de Northstar Healthcare Limited Partner, L.L.C., une société à responsabilité limitée du Delaware et une filiale en propriété exclusive de Northstar Subco, qui exerce les fonctions de commanditaire de chaque société en commandite Northstar;

« **Northstar Subco** » s'entend de Northstar Healthcare Subco, L.L.C., une société à responsabilité limitée du Delaware qui appartient en propriété exclusive à Northstar Acquisitions et à Ventures;

« **option pour attributions excédentaires** » a le sens qui lui est attribué à la rubrique « Mode de placement »;

« **ORL** » s'entend de l'oto-rhino-laryngologie ou la chirurgie propre aux oreilles, au nez et à la gorge;

« **parts de catégorie A d'Acquisitions** » s'entend des parts spéciales de catégorie A représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts de catégorie A de Subco** » s'entend des parts ordinaires de catégorie A représentant une participation à titre de membre dans Northstar Subco;

« **parts de catégorie B d'Acquisitions** » s'entend des parts spéciales de catégorie B représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts de catégorie B de Subco** » s'entend des parts ordinaires de catégorie B représentant une participation à titre de membre dans Northstar Subco;

« **parts ordinaires d'Acquisitions** » s'entend des parts ordinaires représentant des participations à titre de membres dans Northstar Acquisitions;

« **parts privilégiées d'Acquisitions** » s'entend des parts privilégiées représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts privilégiées de Subco** » s'entend des parts privilégiées représentant une participation à titre de membre dans Northstar Subco;

« **PCGR** » s'entend des principes comptables généralement reconnus des États-Unis;

« **PCGR canadiens** » s'entend des principes comptables généralement reconnus du Canada;

« **placement** » s'entend du placement des actions ordinaires visées par le présent prospectus;

« **preneurs fermes** » s'entend de BMO Nesbitt Burns Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale inc., La Corporation Canaccord Capital et Wellington West Capital Markets Inc.;

« **prix d'offre** » s'entend du prix de chaque action ordinaire vendue en vertu du présent placement;

« **revenus nets provenant des services fournis aux patients** » s'entend des revenus bruts reçus des patients, moins les provisions pour les rajustements contractuels avec des payeurs tiers, notamment Medicare, Medicaid ou des payeurs privés dans le cadre de régimes de soins gérés;

« **revenus recouvrés nets** » s'entend des paiements réels reçus de payeurs de tierces parties et de patients, déduction faite des remboursements;

« **société en commandite Kirby** » s'entend de Medical Ambulatory Surgical Suites, L.P. (laquelle sera été convertie de Medical Ambulatory Surgical Suites, L.L.P. à la clôture);

« **sociétés en commandite Northstar** » s'entend de la société en commandite Palladium et la société en commandite Kirby;

« **société en commandite Palladium** » désigne The Palladium for Surgery – Houston, Ltd. (laquelle aura été convertie de The Palladium for Surgery – Houston, L.L.P. à la clôture);

« **statuts constitutifs** » s'entend des statuts constitutifs de l'émetteur, en leur version modifiée;

« **TSX** » s'entend de la Bourse de Toronto;

« **Ventures** » s'entend de Health Care Ventures, Ltd., une société en commandite formée aux termes des lois de l'État du Texas.

INDEX DES ÉTATS FINANCIERS

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus de l'émetteur en date du • , 2007 relatif au placement des actions ordinaires de l'émetteur par la voie d'un premier appel public à l'épargne. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'implication du vérificateur à l'égard des documents de placement.

Nous consentons à l'utilisation dans le prospectus mentionné ci-dessus, de notre rapport aux administrateurs sur le bilan de Northstar Healthcare Inc. au • 2007 et de notre rapport sur la compilation du bilan consolidé pro forma non vérifié de la Société au 31 décembre 2006 et de l'état des résultats consolidé pro forma non vérifié au 31 décembre 2006. Notre rapport est daté du • 2007.

Toronto (Ontario)
Le • 2007

(signé) •
Comptables agréés,
Comptables publics agréés

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus de l'émetteur en date du 23 avril 2007 relatif au placement des actions ordinaires de l'émetteur par la voie d'un premier appel public à l'épargne. Nous nous sommes conformés aux normes généralement reconnues des États-Unis concernant l'implication du vérificateur à l'égard des documents de placement.

Nous consentons à ce que soient utilisés dans le prospectus susmentionné :

(i) notre rapport daté du 9 avril 2007 au conseil d'administration de The Palladium for Surgery – Houston LLP and Affiliates, sur le bilan combiné au 31 décembre 2006, ainsi que sur les états combinés des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour l'exercice terminé à cette date;

(ii) notre rapport daté du 20 juillet 2006 au conseil d'administration de The Palladium for Surgery – Houston LLP and Affiliates, sur les bilans combinés de The Palladium for Surgery – Houston, LLP and Affiliates au 31 décembre 2005 et 2004, et sur les états combinés des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés à cette date;

(iii) notre rapport daté du 4 avril 2007 aux associés de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center sur les bilans de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center, aux 31 décembre 2006 et 2005 et sur les états des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés les 31 décembre 2006 et 2005; et

(iv) notre rapport daté du 2 février 2007 aux associés de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center sur les bilans de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center, aux 31 décembre 2005 et 2004 et sur les états des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés les 31 décembre 2005 et 2004.

Philadelphie, Pennsylvanie
le 23 avril 2007

(signé) MAYER HOFFMAN MCCANN P.C.
Certified Public Accountants

RAPPORT DES VÉRIFICATEURS

Aux administrateurs de
NORTHSTAR HEALTHCARE INC.

Nous avons vérifié le bilan de Northstar Healthcare Inc. au 16 mars 2007. La responsabilité de ce bilan incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur cet état financier en nous fondant sur notre vérification.

Notre vérification à été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que le bilan est exempt d'innexactitudes importantes. La vérification du bilan comprend le contrôle par sondage des éléments probants à l'appui des montants et des autres éléments d'information fournis dans le bilan. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par des la direction de la Société, ainsi qu'une appréciation de la présentation d'ensemble de l'état financier.

À notre avis, ce bilan donne, à tous les égards importants, une image fidèle de la situation financière de la société au 16 mars 2007, selon les principes comptables généralement reconnus du Canada.

Toronto (Ontario)
Le 29 mars 2007 (excepté la note 2
qui est date du ● 2007)

(signé) ●
Comptables agréés,
Comptables publics agréés

NORTHSTAR HEALTHCARE INC.

BILAN

Au 16 mars 2007

Actif	
Encaisse	10 $
Capitaux propres	
Capital-actions :	
Actions ordinaires (autorisées – illimitées, émises – 1)	10 $
Événement subséquent (note 2)	

Approuvé par le conseil

Par : (signé) ●

Par : (signé) ●

Voir les notes complémentaires au bilan

NORTHSTAR HEALTHCARE INC.

NOTES COMPLÉMENTAIRES AU BILAN

Au 16 mars 2007

1. CONSTITUTION

La société a été constituée en société le 16 mars 2007 en vertu des lois de la Colombie-Britannique. La société est autorisée à émettre un nombre illimité d'actions ordinaires. Une action ordinaire a été émise le 16 mars 2007.

2. ÉVÉNEMENT SUBSÉQUENT

En date du • 2007, la société a déposé un prospectus final pour un premier appel public à l'épargne (le « placement ») de • actions ordinaires de Northstar Healthcare Inc. (« l'émetteur ») dont le produit sera utilisé pour acquérir indirectement la totalité des parts de catégorie A (les parts de catégorie A de Subco) ainsi que la totalité des parts privilégiées (les parts privilégiées de Subco) de Northstar Healthcare Subco, L.L.C., une société à responsabilité limitée du Delaware (« Northstar Subco »). À la date de clôture du Placement, Healthcare Ventures Ltd., une société en commandite du Texas (« Ventures »), détiendra toutes les parts de catégorie B (les parts de catégorie B de Subco) de Northstar Subco.

À la date de clôture du placement, Northstar Subco détiendra une participation indirecte de • % dans la société en commandite Palladium et une participation indirecte de • % dans la société en commandite Kirby. Healthcare Ventures Ltd., une société en commandite du Texas (« Ventures ») détiendra une participation indirecte de • % dans la société en commandite Palladium et une participation indirecte de • % dans la société en commandite Kirby. Le solde des participations dans chaque société en commandite Northstar sera détenu par des chirurgiens œuvrant au centre détenu par la société en commandite et la direction.

L'acquisition sera comptabilisée selon la méthode de l'acquisition. Le prix d'achat de • $US a été affectée de manière préliminaire aux actifs et aux passifs des sociétés en commandite Northstar comme suit :

Actifs nets acquis à leur juste valeur, selon l'affectation préliminaire	• $
Actifs court terme, nets des passifs à court terme	•
Immobilisations corporelles	•
Autres actifs à long terme	•
Autres actifs incorporels	•
Autres passifs – participation sans droit de contrôle	•
Participation minoritaire	•
	•
Écart d'acquisition	•
	• $

RAPPORT SUR LA COMPILATION

Aux administrateurs de
NORTHSTAR HEALTHCARE INC.

1. Nous avons lu le bilan consolidé pro forma non vérifié de Northstar Healthcare Inc. au 31 décembre 2006 et l'état des résultats consolidé pro forma non vérifié de la société pour l'exercice terminé le 31 décembre 2006, et nous avons mis en œuvre les procédés suivants.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « The Palladium for Surgery – Houston, Ltd. » avec ceux des états financiers vérifiés de The Palladium for Surgery – Houston, Ltd. au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres des colonnes portant l'en-tête « Medical Ambulatory Surgical Suites, L.L.P. » avec ceux des états financiers vérifiés de Medical Ambulatory Surgical Suites, L.L.P. au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté qu'ils concordaient.

4. Nous avons pris des renseignements auprès de certains dirigeants de la société, responsables des questions financières et comptables, au sujet :

   a. du mode de détermination des ajustements pro forma; et

   b. de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières du Canada.

5. Ces dirigeants :

   a. nous ont décrit le mode de détermination des ajustements pro forma; et

   b. ont déclaré que les états financiers pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières du Canada.

6. Nous avons lu les notes afférentes aux états financiers pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

7. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes « Palladium for Surgery – Houston, Ltd. » au 31 décembre 2006 et pour l'exercice terminé le 31 décembre 2006 et dans les colonnes portant l'en-tête « Medical Ambulatory Surgical Suites, L.L.P. » au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté que les montants présentés dans les colonnes portant l'en-tête « Données pro forma consolidées » étaient arithmétiquement exacts.

8. Un état financier pro forma est fondé sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Toronto (Ontario)
● 2007

(Signé) ●
Comptables agréés,
Comptables publics agréés

NORTHSTAR HEALTHCARE INC.

BILAN CONSOLIDÉ PRO FORMA

Au 31 décembre 2006

(Non vérifié – voir le rapport sur la compilation)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Ajustements	Note 3	Pro Forma Consolidé
			(En milliers de dollars US)			
ACTIF						
Court terme						
Encaisse	— $	2 216 $	64 $	• $ • •	a,b,c	• $
Comptes clients – Patients, montant net	—	7 078	6 996	•		•
Tranche à court terme des sommes à recevoir d'apparentés	—	258	—	•	a	•
Stocks	—	—	280	•		•
Frais payés d'avance et autres actifs à court terme	—	269	75	•		•
	—	9 821	7 115	•		•
Long terme						
Immobilisations corporelles	—	2 211	4 344	•		•
Autres actifs incorporels	—	—	—	•	c	•
Écart d'acquisition	—	—	—	•	c	•
Autres actifs	—	6	15	•		•
	—	2 217	4 359	•		•
Total de l'actif	— $	12 038 $	11 474 $	• $		• $
PASSIF						
Court terme						
Comptes fournisseurs	— $	2 658 $	318 $	• $	a	• $
Tranche à court terme des obligations en vertu de contrats de location-acquisition	—	91	—	•	a	•
Tranche à court terme de la dette à long terme	—	—	1 336	•	a	•
Sommes à payer à des apparentés	—	195	—	•	a	•
Charges à payer et autres montants à court terme	—	1 293	208	•	a	•
	—	4 237	1 862	•		•
Tranche à long terme des obligations en vertu de contrats de location-acquisition	—	79	—	•	a	•
Dette à long terme	—	—	1 171	•	a	•
Autres passifs, participations minoritaires	—	—	—	•	d	•
	—	79	1 171	•		•
Total du passif	—	4 316	3 034	•		•
Part des actionnaires sans contrôle	—	—	—	•	d	•
Capitaux propres						
Avoir des associés	—	7 721	8 440	• •	a,c b	•
Capital-actions	—	—	—	•		•
Total des capitaux propres	—	7 721	8 440	•		•
Total du passif et des capitaux propres	— $	12 038 $	11 474 $	• $		• $

Au nom du Conseil

Par : (signé) • Administrateur

Par : (signé) • Administrateur

Voir les notes complémentaires aux états financiers pro forma.

NORTHSTAR HEALTHCARE INC.

ÉTAT DES RÉSULTATS CONSOLIDÉ PRO FORMA

Pour l'exercice terminé le 31 décembre 2006

(Non vérifié – voir rapport sur la compilation)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Pro Forma ajustements	Note 3	Pro Forma Consolidé
	(En milliers de dollars US)					
Produits de la facilité de crédit	— $	24 623 $	22 399 $	• $		• $
Frais d'exploitation						
Salaires et avantage sociaux	—	1 805	2 184	•		•
Médicaments et fournitures	—	1 532	2 544	•		•
Frais généraux et administratifs	—	3 952	2 059	•	f	•
Amortissement	—	454	696	•	d	•
Frais de gestion montant net	—	1 824	—	•	f	•
Charge d'intérêts	—	17	217	•	e	•
Frais de gestion Catégorie B	—	—	—	•	g	•
Bénéfice avant les impôts et la participation minoritaire	—	15 039	14 699	•		•
Impôts	—					
Participation minoritaire	—	—	—	•	h	•
Bénéfice net	— $	15 039 $	14 699 $	• $		• $
Bénéfice net par action ordinaire						• $

Voir les notes complémentaires aux états financiers pro forma.

NORTHSTAR HEALTHCARE INC.

NOTES COMPLÉMENTAIRES AUX ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA

Au 31 décembre 2006

(Non vérifiées – voir rapport sur la compilation)

1) MODE DE PRÉSENTATION :

Northstar Healthcare Inc. (l'« émetteur ») a été constituée en société en vertu de la *Loi sur les sociétés par actions* de la Colombie-Britannique en 2007. L'émetteur émettra à l'intention du public des actions ordinaires pour un produit au comptant de • millions de dollars CA, dans le cadre d'un premier appel public à l'épargne (le « placement »). L'émetteur, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures et autres vont conclure une convention de placement, fait à la date du prospectus définitif. En vertu de cette convention de placement, une série de transactions seront effectuées qui permettront à l'émetteur d'acquérir indirectement, par le biais de Northstar Holdco, les parts privilégiées d'Acquisitions et les parts ordinaires d'Acquisitions. Ventures conservera une participation dans Northstar Acquisitions, puisqu'elle détiendra les parts de catégorie B d'Acquisitions.

À la clôture du placement, Northstar Acquisitions détiendra la totalité des parts privilégiées de Subco et la totalité des parts de catégorie A de Subco. Ventures conservera une participation dans Northstar Subco en détenant la totalité des parts de catégorie B de Subco. Voir « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

Ensuite, Northstar Subco va acquérir, en vertu des conventions d'achat de participation en commandite, une participation indirecte de 55 % dans la société en commandite Palladium (ou de 70 % si l'option de sur-attribution est levée en entier) et une participation indirecte de 60 % dans la société en commandite Kirby. Les médecins associés dans le Palladium Partnership conserveront une participation en commandite de 45 % dans la société en commandite Palladium (ou de 30 % si l'option de sur-attribution est levée en entier) et les médecins associés dans la société en commandite Kirby conserveront une participation en commandite de 40 % dans la société en commandite Kirby. Voici un sommaire de certaines dispositions de la convention de placement, lequel sommaire ne prétend pas être complet. Un renvoi est fait à la convention de placement qui contient une description complète et le texte intégral des dispositions de la convention.

Le bilan consolidé pro forma a été dressé à partir des bilans vérifiés de chacune des sociétés Northstar pour l'exercice terminé le 31 décembre 2006. Ces états financiers vérifiés paraissent ailleurs dans le présent prospectus.

L'état des résultats consolidé pro forma a été dressé à partir des états des résultats vérifiés de chacune des sociétés Northstar pour l'exercice terminé le 31 décembre 2006. Ces états financiers vérifiés paraissent ailleurs dans le présent prospectus.

Les états financiers consolidés pro forma ont été présentés conformément aux principes comptables généralement reconnus du Canada. Les états financiers vérifiés de chacune des sociétés Northstar ont été dressés conformément aux principes comptables généralement reconnus des États-Unis lesquels sont conformes, à tous les égards importants, aux principes comptables généralement reconnus du Canada.

Les états financiers consolidés pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement constatés si les opérations avaient été conclues aux dates indiquées, et ils ne sont pas nécessairement représentatifs des résultats d'exploitation ou de la situation financière de l'émetteur à l'avenir.

2) L'ACQUISITION :

Northstar prévoit recevoir • $ en produit net du placement, déduction faite des honoraires que Northstar doit verser au placeur et des frais estimatifs de placement que Northstar doit assumer. Le total des frais estimatifs du placement, de • $, comprend des frais que Northstar est tenu de rembourser au placeur.

Northstar utilisera le produit net du placement pour acquérir la totalité des parts de catégorie A d'Acquisitions, la totalité des parts privilégiées d'Acquisitions et la totalité des parts ordinaires d'Acquisitions. Toutes les parts de catégorie B de Acquisitions seront détenues par Ventures.

À la clôture des opérations, Northstar Acquisitions utilisera une partie du produit de la vente de sa participation pour acquérir la totalité des parts privilégiées de Subco et des parts de catégorie A de Subco.

Northstar Subco va utiliser une partie du produit pour acquérir indirectement une participation de 55 %, y compris la participation, dans la société en commandite Palladium et une participation de 60 %, y compris la participation à la société en nom collectif, dans la société en commandite Kirby. Le produit net reçu par l'émetteur de l'exercice éventuel de l'option de sur-attribution en entier servira à acquérir une participation additionnelle dans la société en commandite Palladium, ce qui permettra à Northstar Acquisitions de détenir une participation indirecte de 70 % dans la société en commandite Palladium.

3) AJUSTEMENTS PRO FORMA :

a) Conventions d'achat de participations de membre :

Northstar Subco fera l'acquisition de sa participation dans chacune des sociétés Northstar en vertu d'une convention d'achat distincte pour chaque société (collectivement appelées « les conventions d'achat de participations de membre »). En vertu de ces conventions, les vendeurs sont tenus de régler certains passifs dans chacune des sociétés Northstar, y compris la dette à long terme, les sommes à payer à des

apparentés (moins les créances) et autres charges à payer. Les vendeurs verseront un apport dans le capital des associés en vertu de la convention d'achat. Les actifs et les passifs des sociétés Northstar se présentent comme suit :

Société en commandite Palladium

Encaisse	(1 716)$
Part à court terme des sommes à recevoir d'apparentés	(258)
Créditeurs	2 158
Sommes à payer à des apparentés	195
Charges à payer et autres charges	794
Tranche à long terme des obligations en vertu de contrats de location-acquisition	170
Avoir des associés	(1 342)
	— $

Société en commandite Kirby

Encaisse	(4)$
Créditeurs	118
Part à court terme de la dette à long terme	1 336
Charges à payer et autres charges	83
Tranche à long terme des obligations en vertu de contrats de location-acquisition	1 171
Avoir des associés	(2 705)
	— $

b) Premier appel public à l'épargne :

En vertu du placement, l'émetteur émettra • actions ordinaires pour un produit net de • millions de dollars CA, après déduction des dépenses estimatives du placement et de la rémunération des preneurs fermes de • millions de dollars CA.

Le montant équivalent en dollars US du placement, en fonction d'un taux de couverture contractuel de • $ CA par dollar américain est le suivant :

Actions ordinaires	• $
Total des dépenses	(•)
	• $

c) Acquisition :

L'acquisition sera comptabilisée selon la méthode de l'acquisition. Le prix d'achat net de • $, en fonction d'une répartition préliminaire des actifs et des passifs des sociétés Northstar au 31 décembre 2006, se présente comme suit :

Actif à court terme moins le passif à court terme (y compris l'encaisse)	• $
Immobilisations corporelles	•
Autres actifs à long terme	•
Autres actifs incorporels	•
Autres passifs – part des actionnaires sans contrôle	(•)
Part des actionnaires sans contrôle	•
	•
	•
Écart d'acquisition	• $

Le calcul et l'attribution préliminaire pro forma de l'écart d'acquisition représentant l'excédent du prix d'acquisition sur la valeur comptable des actifs nets acquis au montant de • $, notamment des actifs incorporels de • $, et un écart d'acquisition de • $.

Le calcul et la répartition réels du prix d'achat seront fonction des actifs acquis et des passifs pris en charge à la date réelle de l'acquisition et des autres informations disponibles à cette date. Ainsi, les montants réels de chacun des actifs seront différents des montants pro forma et les écarts pourraient être importants. L'émetteur a convenu d'obtenir l'évaluation d'un tiers pour définir la répartition du prix d'achat.

Les autres passifs – part des actionnaires sans contrôle représentent la juste valeur des parts de catégorie B de Subco, détenues par Ventures dans Northstar Subco.

d) Amortissement :

Pour comptabiliser l'amortissement des autres actifs incorporels sur ● ans s'élevant à ● $.

e) Charge d'intérêt :

La charge d'intérêt de 234 $ a été éliminée.

Ventures fournit une lettre de crédit à Northstar (Subco) pour garantir la couverture de 5 ans. Un frais exceptionnel au montant de 1 % de la garantie sera payé à la clôture du Placement à Ventures.

f) Autres produits (charges) :

Les intérêts et les autres produits liés aux actifs secondaires, les frais de gestion et les autres éléments non récurrents ont été éliminés.

Les montants éliminés se présentent comme suit :

Frais existants en honoraires de gestion (la société en commandite Palladium)	(1 824 000)
Primes d'assurance (la société en commandite Palladium)	(1 871 000)

g) Distributions aux investisseurs existants :

À la clôture du placement, Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Chaque part de catégorie B d'Acquisitions donne le droit à Ventures de recevoir ● de distributions mensuelles en espèces de Northstar Acquisitions, d'un montant égal à un pourcentage déterminé des honoraires de gestion bruts de Northstar Acquisitions (y compris les honoraires de gestion pour des services rendus dans le cadre de la convention de gestion et de partage des coûts et pour les services rendus à d'autres clients de Northstar Acquisitions), payables après toutes les distributions versées aux détenteurs des parts privilégiées d'Acquisitions et des parts de catégorie A d'Acquisitions. Ce pourcentage déterminé sera égal à 12,5 % à la clôture et diminuera si Ventures dispose de ses parts de catégorie B en vertu du droit de négociation.

h) Part des actionnaires sans contrôle :

Elle correspond à 45 % du bénéfice net de la société en commandite Palladium et à 40 % du bénéfice net de la société en commandite Kirby. La part des actionnaires sans contrôle aurait été de ● $ pour l'exercice terminé en 2006.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS FINANCIERS COMBINÉS

Exercice terminé le 31 décembre 2006


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux membres du Conseil d'administration,
THE PALLADIUM FOR SURGERY – HOUSTON LLP and Affiliates

Nous avons vérifié le bilan combiné de The Palladium for Surgery – Houston LLP and Affiliates au 31 décembre 2006 ainsi que les états combinés des résultats, de l'avoir des associés et des flux de trésorerie pour l'exercice terminé à cette date. La responsabilité de ces états financiers combinés incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers combinés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent une base raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers combinés donnent, à tous les égards importants, une image fidèle de la situation financière de The Palladium for Surgery – Houston LLP and Affiliates au 31 décembre 2006, ainsi que les résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus des États-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 9 avril 2007

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

BILAN COMBINÉ

Au 31 décembre 2006

ACTIF À COURT TERME	
Encaisse	2 216 374 $
Comptes clients – Patients	7 077 792
Dû par des apparentés	257 992
Frais payés d'avance et autres actifs à court terme	268 577
TOTAL DES ACTIFS À COURT TERME	9 820 735
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement cumulé	2 211 092
AUTRES ACTIFS	6 044
TOTAL DE L'ACTIF	12 037 871 $
PASSIF ET AVOIR DES ASSOCIÉS	
PASSIF À COURT TERME	
Tranche à court terme des obligations en vertu de contrats de location-acquisition	90 959 $
Dû à des apparentés	194 667
Comptes fournisseurs, opérations	2 657 770
Autres charges à payer	1 293 757
TOTAL DU PASSIF À COURT TERME	4 237 153
OBLIGATIONS EN VERTU DE CONTRATS DE LOCATION-ACQUISITION, moins la tranche à court terme	79 228
TOTAL DU PASSIF	4 316 381
AVOIR DES ASSOCIÉS	7 721 490
TOTAL DU PASSIF ET DE L'AVOIR DES ASSOCIÉS	12 037 871 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DES RÉSULTATS

Exercice terminé le 31 décembre 2006

REVENUS	
Revenus nets tirés des services aux patients	24 623 325 $
DÉPENSES	
Frais d'exploitation	9 567 178
Intérêts	16 798
TOTAL DES DÉPENSES	9 583 976
BÉNÉFICE NET	15 039 349 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY - HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DE L'AVOIR DES ASSOCIÉS

Exercice terminé le 31 décembre 2006

Solde, au début de l'exercice	7 847 364 $
Bénéfice net	15 039 349
Retrait des associés	(15 165 223)
Solde, à la fin de l'exercice	7 721 490 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DES FLUX DE TRÉSORERIE

Exercice terminé le 31 décembre 2006

FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION	
Bénéfice net	15 039 349 $
Ajustements pour concilier le bénéfice net avec les flux de trésorerie nets liés à l'exploitation	
Amortissement	453 628
Hausse de l'actif d'exploitation	
Comptes clients – Patients	(1 938 379)
Frais payés d'avance et autres actifs à court terme	(155 618)
Hausse (baisse) du passif d'exploitation	
Comptes fournisseurs – opérations	(32 248)
Autres charges à payer	1 263 115
FLUX DE TRÉSORERIE NETS LIÉS À L'EXPLOITATION	14 629 847
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS	
Hausse des montants à recevoir d'apparentés	(149 739)
Acquisition d'immobilisations corporelles	(695 419)
FLUX DE TRÉSORERIE NETS LIÉS AUX INVESTISSEMENTS	(845 158)
FLUX DE TRÉSORERIE LIÉS AU FINANCEMENT	
Remboursement des obligations en vertu de contrats de location-acquisition	(79 281)
Hausse des montants dus à des apparentés	151 440
Retraits des associés	(12 999 866)
FLUX DE TRÉSORERIE NETS LIÉS AU FINANCEMENT	(12 927 707)
AUGMENTATION NETTE DE L'ENCAISSE	856 982
ENCAISSE, AU DÉBUT DE L'EXERCICE	1 359 392
ENCAISSE, À LA FIN DE L'EXERCICE	2 216 374 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

1) Résumé des principales conventions comptables

Nature des activités – The Palladium for Surgery – Houston, LLP and Affiliates (la « Société ») possède et exploite un centre de chirurgie qui offre des soins ambulatoires à Houston, au Texas. Elle mène ses activités par le biais de multiples entités regroupant des sociétés par actions, des sociétés de personnes et des sociétés à responsabilité limitée qui sont liées par des conventions d'usage exclusif.

Méthode de comptabilité – La Société établit le bilan, l'état des résultats et l'état des flux de trésorerie de l'entreprise en utilisant la méthode de comptabilité d'exercice.

Principes de combinaison – Les états financiers combinés regroupent les comptes de deux entités, notamment une société de professionnels associés et une société à responsabilité limitée, en plus de The Palladium for Surgery – Houston, LLP, qui exercent des activités commerciales communes dans le cadre de conventions d'usage exclusif. Les propriétaires de ces deux entités sont sur le point de devenir des associés de la Société. Tous les soldes intersociétés et les opérations importantes entre sociétés ont été éliminés des états financiers combinés.

Utilisation des estimations – Pour préparer les états financiers combinés conformément aux principes comptables généralement reconnus des États-Unis, la direction doit faire des estimations et formuler des hypothèses qui ont des incidences sur les montants inscrits aux postes de l'actif et du passif, sur l'information fournie quant aux actifs et aux passifs éventuels à la date des états financiers combinés, et sur les montants déclarés en revenus et en dépenses durant la période considérée. Les résultats réels pourraient s'écarter de ces estimations.

Revenus nets tirés des services aux patients – Les revenus nets tirés des services aux patients sont déclarés en fonction des revenus nets estimatifs réalisables auprès des patients, des tiers payeurs, et d'autres personnes, pour les services rendus. Le revenu est constaté au moment où le service est fourni au patient.

Rajustements contractuels relatifs à des tierces parties – Des rajustements contractuels relatifs à des tierces parties calculés rétroactivement pour arriver aux revenus réalisables nets sont cumulés sur une base estimative au cours de la période où les services connexes sont rendus. Les revenus tirés des services aux patients sont rajustés en conséquence aux cours des périodes subséquentes en fonction des paiements et des recouvrements finaux.

Comptes clients – Patients – Les comptes clients des patients sont comptabilisés à leur valeur réalisable nette. La Société ne cumule pas les frais d'intérêts ou de financement. Périodiquement, la Société évalue les comptes clients relatifs aux patients en se basant sur l'historique des radiations de comptes et des recouvrements antérieurs et sur les conditions de crédit courantes, puis elle rajuste la valeur réalisable nette en conséquence. Un compte est radié lorsqu'il est déterminé que tous les efforts de recouvrement ont été épuisés. En règle générale, les patients ont droit au crédit sans fournir de garantie.

Impôts sur le revenu – La Société ne comptabilise pas d'impôts sur le revenu; ses revenus sont plutôt inclus dans les déclarations de revenus personnels des associés et imposés selon leur situation fiscale personnelle. Par conséquent, les états financiers combinés ne comprennent pas de provision pour les impôts sur le revenu.

Stocks – Les stocks sont constitués de diverses fournitures médicales et sont évalués au moindre du coût et de la valeur marchande, selon la méthode du premier entré, premier sorti (PEPS). Les stocks sont inclus dans les frais payés d'avance et autres actifs à court terme.

Immobilisations corporelles – Les immobilisations corporelles (biens immobiliers et équipement) sont comptabilisées au coût. L'amortissement est calculé en utilisant les méthodes linéaires sur la durée de vie utile des actifs connexes. Les améliorations locatives sont amorties sur la vie utile estimative de l'actif ou sur la durée du bail, en retenant la période la plus courte.

Aux fins de l'amortissement, les durées de vie utiles estimatives se présentent comme suit :

Actifs	Durée de vie estimative
Matériel téléphonique	7 ans
Matériel informatique	5 ans
Logiciel informatique	3 à 5 ans
Mobilier	7 ans
Équipement médical, y compris l'équipement loué en vertu de contrats de location-acquisition	5 ans
Améliorations locatives	10 ans

Dépenses publicitaires – Les dépenses publicitaires sont imputées aux frais d'exploitation au moment où elles sont engagées. Les dépenses publicitaires se sont chiffrées à 263 $ pour l'exercice terminé le 31 décembre 2006.

Concentration du risque de crédit – À divers moments de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux limites assurées par la FDIC. La Société n'a pas enregistré de pertes sur ces comptes et estime qu'elle ne s'expose pas à des risques de crédit significatifs liés à ces comptes bancaires.

Gestion du risque – La Société est exposée à divers risques de perte liés à des délits civils; au vol, aux dommages ou à la destruction des biens; aux interruption des activités d'exploitation; aux erreurs et omissions; aux blessures et maladies des employés; aux catastrophes nationales; aux fautes professionnelles médicales; aux indemnités d'accident du travail, aux indemnités de soins dentaires ou de maladie; aux pratiques

d'emploi; aux obligations d'indemnisation des administrateurs et des principaux dirigeants; à la responsabilité civile liée à la pollution résultant des déchets médicaux; à la perte des services des principaux utilisateurs du centre de chirurgie offrant des soins ambulatoires; aux modifications réglementaires. Des polices d'assurance sont souscrites pour régler les réclamations éventuelles liées à ces questions, auprès de sociétés d'assurance contre les risques traditionnels et autres (voir la note 8). La direction estime que ces réclamations, si elles se produisaient, seraient réglées pour des sommes inférieures à la couverture d'assurance.

Traitement comptable de certaines distributions – Le bénéfice net susmentionné ne tient pas compte des distributions aux personnes recevant des frais d'établissement dans le cadre de certains contrats d'utilisation avec la Société, exception faite des deux entités mentionnées à la rubrique « Principes de combinaison » ci-dessus.

2) Immobilisations corporelles

Coûts	
Matériel téléphonique	43 185 $
Matériel informatique	43 363
Logiciel informatique	127 281
Mobilier	16 985
Équipement médical, y compris l'équipement loué en vertu de contrats de location-acquisition	1 879 929
Améliorations locatives	1 229 102
Total des coûts	3 339 845
Amortissement cumulé	1 128 753
Montant net des immobilisations corporelles	2 211 092 $

Les frais d'amortissement imputés à l'exploitation pour l'exercice terminé le 31 décembre 2006 se sont élevés à 453 628 $.

3) Obligations en vertu de contrats de location-acquisition

La Société loue divers types d'équipement médical pour des périodes allant jusqu'à cinq ans. Certains contrats de location transfèrent essentiellement les risques de propriété à la Société et sont comptabilisés comme des contrats de location-acquisition.

Le coût total et l'amortissement cumulé des actifs détenus sous contrat de location-acquisition s'élevaient respectivement à 399 229 $ et à 246 192 $ au 31 décembre 2006. L'amortissement des actifs détenus sous contrat de location-acquisition est compris dans les frais d'amortissement et s'élève à 79 846 $ pour l'exercice terminé le 31 décembre 2006.

Le tableau suivant fournit un aperçu des paiements de location annuels minimums futurs liés aux contrats de location-acquisition, ainsi que de la valeur actualisée des paiements de location minimums nets au 31 décembre 2006 :

Exercices terminés le 31 décembre :	
2007	101 469 $
2008	82 282
2009	221
Total des paiements de location minimums	183 972
Moins le montant représentant les intérêts	13 785
Valeur actualisée des paiements de location minimums nets	170 187 $
Tranche à court terme	90 959 $
Tranche à long terme	79 228
	170 187 $

4) Contrats de location-exploitation

En 2004, la Société a loué son immeuble à bureaux et son centre de chirurgie dans le cadre d'un contrat de location-exploitation avec un tiers apparenté (propriété commune). En janvier 2005, ce tiers apparenté a vendu les installations à un tiers non apparenté et la Société a prolongé le bail existant avec le nouveau propriétaire. Le bail prendra fin en novembre 2013.

La Société loue également une gamme d'équipement médical dans le cadre d'un contrat de location-exploitation qui prendra fin en février 2007.

Les paiements de location annuels minimums futurs exigibles en vertu des contrats de location-exploitation non résiliables auxquels il reste plus d'un an à écouler, se présentent comme suit :

Exercices terminés le 31 décembre :	
2007	404 631 $
2008	402 813
2009	414 903
2010	427 353
2011	440 166
Par la suite	880 373
Total	2 970 239 $

Le total des frais de location pour l'exercice terminé le 31 décembre 2006 était de 474 929 $.

5) Opérations entre apparentés

Palladium Management Ltd. est affiliée à la Société, en vertu d'une propriété commune. Il existe une convention de gestion avec Palladium Management Ltd. selon laquelle cette dernière est chargée de la gestion de l'exploitation de la Société et de la prestation des services de comptabilité. Ainsi, Palladium Management Ltd. a perçu des honoraires de gestion de 1 824 230 $ pour l'exercice terminé le 31 décembre 2006.

De plus, la Société a avancé des fonds à des entités apparentées en propriété commune ou leur a emprunté des fonds. Ces avances ne portent en général aucun intérêt et sont exigibles sur demande. Pour l'exercice terminé le 31 décembre 2006, la Société avait des montants à recevoir de 257 992 $ d'entités apparentées, et des montants à payer de 194 667 $ à des entités apparentées.

La Société a versé des primes d'assurance à des compagnies d'assurance affiliées à deux associés et un conjoint. Les frais versés à ces compagnies d'assurance pour l'exercice terminé le 31 décembre 2006 s'élevaient à 1 871 489 $.

Les comptes fournisseurs, opérations, comprennent les obligations envers diverses entités apparentées, qui se chiffraient 225 377 $, ainsi qu'un effet à payer à une entité appartenant en totalité à un associé, d'un montant de 2 165 357 $ au 31 décembre 2006.

6) Régime d'avantages sociaux des employés

La Société a mis sur pied un régime d'épargne-retraite 401(k) pour ses employés. Le régime couvre la presque totalité des employés. En vertu des dispositions de ce régime, les employés peuvent y cotiser jusqu'à 15 % de leur salaire, sous réserve des limites de l'Internal Revenue Code (IRC), plus toutes les cotisations de rattrapage permises par l'IRC. La Société peut également verser des cotisations au régime, jusqu'à concurrence de 4 % du montant cotisé par l'employé. Les cotisations de la Société ont atteint la somme de 28 323 $ pour l'exercice terminé le 31 décembre 2006.

7) Informations relatives aux flux de trésorerie

L'encaisse est constituée des espèces en main et des dépôts à vue dans les établissements financiers.

Voici un sommaire de l'information supplémentaire sur les flux de trésorerie :

Décaissements :	
Intérêts	16 798 $
Activités de financement et d'investissement hors trésorerie :	
Retraits courus des associés	2 165 357 $

8) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (FASB) a publié un document qui donne son interprétation des normes de consolidation des entités à détenteurs de droits variables (la « FIN 46 »). En décembre 2003, le FASB a modifié la FIN 46 pour y apporter des corrections techniques et régler certaines questions liées à la mise en ouvre des normes. La FIN 46 fournit un nouveau cadre qui permettra d'identifier les entités à détenteurs de droits variables (EDDV) et de déterminer le moment où une société doit inclure l'actif, le passif, la part des actionnaires minoritaires et les résultats des activités d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou une autre structure juridique utilisée pour exercer des activités ou détenir des actifs qui (1) n'a pas suffisamment de capitaux propres pour exercer ses activités principales sans un soutien financier subordonné additionnel, (2) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas le pouvoir de prendre des décisions ayant une incidence significative sur les activités de la société ou (3) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'assumer les pertes de l'entreprise ou le droit de recevoir les rendements générés par ses activités.

Selon la FIN 46, une entité à détenteurs de droits variables doit être consolidée si un détenteur ayant un droit financier, contractuel ou de propriété (un détenteur de droits variables) dans une EDDV est obligé d'assumer la plus grande partie du risque de perte résultant des activités de l'EDDV; a le droit de recevoir la plus grande partie des rendements résiduels de l'EDDV (si aucune des parties n'assume la plus grande part des pertes de l'EDDV); ou les deux. Le détenteur de droits variables qui consolide l'EDDV s'appelle le principal bénéficiaire. Lors de la consolidation, le principal bénéficiaire doit d'abord inscrire tous les actifs, les passifs et les parts des actionnaires minoritaires à leur juste valeur et comptabiliser les états de l'EDDV comme si elle était consolidée pour le détenteur de la majorité des droits de vote. La FIN 46 exige également de l'information sur les EDDV que le principal bénéficiaire n'est pas obligé de consolider, mais dans lesquelles il détient un droit variable significatif.

Au 31 décembre 2006, la Société avait des contrats d'assurance dommages auprès de la Nassau Casualty Corporation (« Nassau »), de la Westchester Casualty Corporation (« Westchester ») et de la Tuscany Casualty Corporation (« Tuscany »). Conformément aux dispositions de la FIN 46, ces contrats ont été évalués et il a été déterminé qu'il n'est pas nécessaire de les consolider dans les états financiers combinés de la Société. Tel que mentionné à la note 5, la Société a versé des primes à Nassau, à Westchester et à Tuscany pour s'assurer contre certains risques. Nassau appartient en totalité à un certain associé de la Société; Westchester appartient en totalité à sa conjointe; et Tuscany appartient en totalité à un autre associé et à sa conjointe. Au 31 décembre 2006, Nassau avait un actif de 2 435 767 $, un passif de 867 572 $ et une valeur nette de 1 568 195 $. Au 31 décembre 2006, Westchester avait un actif de 1 990 262 $, un passif de 960 482 $ et une valeur nette de 1 029 780 $. Au 31 décembre de 2006, Tuscany avait un actif de 928 934 $, un passif de 650 049 $, et une valeur nette de 278 885 $. Nassau, Westchester et Tuscany participent avec d'autres sociétés d'assurance non apparentées à un consortium d'assureurs et sont des entreprises autosuffisantes. La Société ne s'expose à aucun risque et à aucune perte dans ses relations avec Nassau, Westchester et Tuscany.

9) Différences entre les principes et pratiques comptables généralement reconnus des États-Unis et du Canada

Les états financier combinés de The Palladium for Surgery – Houston, LLP and Affiliates, ont été préparés en dollars américains et conformément aux principes comptables généralement reconnus des États-Unis d'Amérique. Les principes comptables américains peuvent parfois différer, à divers égards, des principes que la Société devrait observer si elle établissait ses états financiers conformément aux principes comptables généralement reconnus du Canada. Toutefois, ces différences ne sont pas significatives.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS FINANCIERS COMBINÉS

Exercices terminés les 31 décembre 2005 et 2004



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401, Plymouth Road
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux membres du Conseil d'administration,
THE PALLADIUM FOR SURGERY – HOUSTON LLP

Nous avons vérifié les bilans combinés de The Palladium for Surgery – Houston LLP and Affiliates aux 31 décembre 2005 et 2004 ainsi que les états combinés des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent une base raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de The Palladium for Surgery – Houston LLP and Affiliates aux 31 décembre 2005 et 2004, ainsi que les résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus des États-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 20 juillet 2006

THE PALLADIUM FOR SURGERY - HOUSTON, LLP AND AFFILIATES

BILANS COMBINÉS

Aux 31 décembre 2005 et 2004

	2005	2004
ACTIF		
ACTIF À COURT TERME		
Encaisse	1 359 392 $	291 878 $
Comptes clients – Patients	5 139 413	3 076 700
À recevoir d'apparentés	108 253	80 974
Frais payés d'avance et autres actifs à court terme	112 959	14 693
TOTAL ACTIF À COURT TERME	6 720 017	3 464 245
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement cumulé	1 969 301	2 071 126
AUTRES ACTIFS	6 044	6 044
TOTAL DE L'ACTIF	8 695 362 $	5 541 415 $
PASSIF ET AVOIR DES ASSOCIÉS		
PASSIF À COURT TERME		
Ligne de crédit	— $	250 000 $
Effets à payer	—	567 826
Tranche courante des frais de location- acquisition	84 321	81 297
Dû à des apparentés	43 227	593 097
Comptes fournisseurs	524 661	404 081
Autres charges à payer	30 642	18 873
TOTAL PASSIF À COURT TERME	682 851	1 915 174
FRAIS DE LOCATION-ACQUISITION, moins la tranche courante ci-dessus	165 147	243 376
TOTAL DU PASSIF	847 998	2 158 550
AVOIR DES ASSOCIÉS	7 847 364	3 382 865
TOTAL DU PASSIF ET AVOIR DES ASSOCIÉS	8 695 362 $	5 541 415 $

Voir les notes afférentes aux états financiers.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DES RÉSULTATS

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
REVENUS		
Revenus nets tirés des services aux patients	18 343 845 $	9 577 760 $
DÉPENSES		
Frais d'exploitation	6 872 956	3 772 191
Intérêts	45 641	86 513
TOTAL DES DÉPENSES	6 918 597	3 858 704
BÉNÉFICE NET	11 425 248 $	5 719 056 $

Voir les notes afférentes aux états financiers.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DE L'AVOIR DES ASSOCIÉS

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
Solde, au début de l'exercice	3 382 865 $	(63 131)$
Bénéfice net	11 425 248	5 719 056
Retraits des associés	(6 960 749)	(2 273 060)
Solde, à la fin de l'exercice	7 847 364 $	3 382 865 $

Voir les notes afférentes aux états financiers.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION		
Bénéfice net	11 425 248 $	5 719 056 $
Ajustements pour concilier le revenu net avec les flux de trésorerie nets liés à l'exploitation		
Amortissement	382 335	271 771
Baisse (hausse) de l'actif d'exploitation		
Comptes clients – Patients	(2 062 713)	(2 635 642)
Frais payés d'avance et autres actifs à court terme	(98 266)	(6 358)
Autres actifs	—	6 486
Hausse du passif d'exploitation		
Comptes fournisseurs	120 580	392 443
Autres charges à payer	11 769	18 873
FLUX DE TRÉSORERIE NETS LIÉS À L'EXPLOITATION	9 778 953	3 766 629
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS		
Hausse des montants à recevoir d'apparentés	(27 279)	(80 974)
Acquisition d'immobilisations corporelles	(280 510)	(620 358)
FLUX DE TRÉSORERIE NETS LIÉS AUX INVESTISSEMENTS	(307 789)	(701 332)
FLUX DE TRÉSORERIE LIÉS AU FINANCEMENT		
Emprunts (remboursements) nets sur la ligne de crédit	(250 000)	250 000
Remboursement des effets à payer	(567 826)	(382 174)
Remboursement des frais de location-acquisition	(75 205)	(63 358)
Baisse des montants dus à des apparentés	(549 870)	(316 099)
Retraits des associés	(6 960 749)	(2 273 060)
FLUX DE TRÉSORERIE NETS LIÉS AU FINANCEMENT	(8 403 650)	(2 784 691)
HAUSSE NETTE DE L'ENCAISSE	1 067 514	280 606
ENCAISSE, AU DÉBUT DE L'EXERCICE	291 878	11 272
ENCAISSE, À LA FIN DE L'EXERCICE	1 359 392 $	291 878 $

Voir les notes afférentes aux états financiers.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

1) Résumé des principales conventions comptables

Nature des activités – The Palladium for Surgery – Houston, LLP and Affiliates (la « Société ») possède et exploite un centre de chirurgie qui offre des soins ambulatoires dans le secteur Galleria de Houston, au Texas. Elle mène ses activités par le biais de ses associés et d'autres personnes qui paient la Société pour utiliser ses suites chirurgicales et ses centres de traitement.

Méthode de comptabilité – La Société a établi le bilan, l'état des résultats et l'état des flux de trésorerie en utilisant la méthode de comptabilité d'exercice.

Principes de combinaison – Les états financiers combinés regroupent les comptes de deux entités, une association professionnelle et une société à responsabilité limitée en plus de The Palladium for Surgery – Houston LLP, lesquelles exercent des activités commerciales communes dans le cadre de conventions d'usage exclusif. Les soldes inter sociétés et les opérations importantes entre les sociétés ont été éliminés.

Utilisation des estimations – Pour préparer les états financiers combinés conformément aux principes comptables généralement reconnus des États-Unis, la direction doit faire des estimations et formuler des hypothèses qui ont des incidences sur les montants inscrits aux postes de l'actif et du passif, sur l'information fournie quant aux actifs et aux passifs éventuels à la date d'établissement des états financiers combinés et sur les montants déclarés aux postes des revenus et des dépenses durant la période considérée. Les résultats réels pourraient s'écarter de ces estimations.

Revenus nets tirés des services aux patients – Les revenus nets tirés des services aux patients sont comptabilisés en fonction des revenus nets estimatifs réalisables auprès des patients, des tiers payeurs, et d'autres personnes, pour les services rendus. Le revenu est constaté au moment où le service est fourni au patient.

Rajustements contractuels relatifs à des tierces parties – Des rajustements contractuels relatifs à des tierces parties calculés rétroactivement pour arriver aux revenus réalisables nets sont cumulés sur une base estimative au cours de la période où les services connexes sont rendus. Les revenus tirés des services aux patients sont rajustés en conséquence aux cours des périodes subséquentes en fonction des paiements et des recouvrements finals.

Comptes clients – Patients – Les comptes clients des patients sont comptabilisés au coût, moins une provision pour pertes. La Société ne cumule pas les frais d'intérêts ou de financement. Périodiquement, la Société évalue les comptes clients relatifs aux patients et établit une provision pour pertes, en se basant sur l'historique des radiations de comptes et des recouvrements et sur les conditions de crédit courantes. Un compte est radié lorsqu'il est déterminé que tous les efforts de recouvrement ont été épuisés. En règle générale, les patients ont droit à du crédit sans fournir de garantie. La provision pour pertes aux 31 décembre 2005 et 2004 se chiffrait à -0- $.

Impôts sur le revenu – La Société ne comptabilise pas d'impôts sur le revenu; ses revenus sont plutôt inclus dans les déclarations de revenus des associés et imposés selon leur situation fiscale personnelle. Par conséquent, les états financiers combinés ne comprennent pas de provision pour les impôts sur le revenu.

Immobilisations corporelles – Les immobilisations corporelles (biens immobiliers et équipement) sont comptabilisées au coût. L'amortissement est calculé en utilisant les méthodes linéaires sur la durée de vie utile des actifs. Les améliorations locatives sont amorties sur la vie utile estimative de l'actif ou sur la durée du bail, en retenant la période la plus courte.

Dépenses publicitaires – Les dépenses publicitaires sont imputées aux frais d'exploitation au moment où elles sont engagées. Les dépenses publicitaires se sont chiffrées à 32 111 $ et à 687 $ pour les exercices terminés le 31 décembre 2005 et 2004, respectivement.

Aux fins de la dépréciation et de l'amortissement, les durées de vie utiles estimatives se présentent comme suit :

Actifs	Durée de vie estimative
Matériel téléphonique	7 ans
Matériel informatique	5 ans
Logiciel informatique	3 à 5 ans
Mobilier	7 ans
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	3 à 5 ans
Améliorations locatives	10 ans

Concentration du risque de crédit – À divers moments de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux limites assurées par la FDIC. La Société n'a pas enregistré de pertes sur de tels comptes et estime qu'elle ne s'expose pas à des risques de crédit significatifs liés à ces comptes bancaires.

Gestion du risque – La Société est exposée à divers risques de perte liés à des délits civils tels que vol, dommages ou destruction d'actifs; interruption des activités d'exploitation; erreurs et omissions; blessures et maladies des employés; catastrophes nationales; faute professionnelle médicale; indemnités d'accident du travail, indemnités de soins dentaires ou de maladie; pratiques d'emploi; obligations d'indemnisation des administrateurs et des principaux dirigeants; responsabilité civile liée à la pollution résultant de la disposition des déchets médicaux; perte des services des principaux utilisateurs du centre de chirurgie offrant des soins ambulatoires; modifications réglementaires. Des polices d'assurance sont souscrites pour régler les réclamations éventuelles, auprès des sociétés d'assurance contre les risques traditionnels et alternatifs (voir la note 7). La direction estime que ces réclamations, si elles se produisaient, seraient réglées pour des sommes inférieures aux sommes assurées.

Traitement comptable de certaines distributions – Le bénéfice net ne tient pas compte des distributions aux personnes recevant des frais d'établissement dans le cadre de certains contrats d'utilisation avec la Société.

2) Immobilisations corporelles

	31 décembre	
	2005	2004
Coûts		
Matériel téléphonique	43 185 $	37 713 $
Matériel informatique	31 558	11 320
Logiciel informatique	75 608	39 149
Mobilier	14 495	5 890
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	1 500 861	1 304 154
Améliorations locatives	978 719	965 690
Total des coûts	2 644 426	2 363 916
Amortissement cumulé	675 125	292 790
Montant net des immobilisations corporelles	1 969 301 $	2 071 126 $

Les frais d'amortissement imputés à l'exploitation pour les exercices terminés le 31 décembre se sont élevés à 382 335 $ en 2005 et à 271 771 $ en 2004.

3) Lignes de crédit

La Société a obtenu une ligne de crédit de la Whitney Bank qui lui permettait d'emprunter jusqu'à 500 000 $ et qui portait intérêt au taux préférentiel du prêteur (6 % à la date de règlement, soit le 8 juin 2005). Les intérêts étaient exigibles trimestriellement. Au 31 décembre 2004, les emprunts en cours s'élevaient à 250 000 $. La ligne de crédit était garantie par nantissement de presque tous les actifs commerciaux de la Société. Elle était garantie en outre par un des associés. Le solde dû a été remboursé en entier en juin 2005, et la ligne de crédit a expiré en décembre 2005.

Un des associés de la Société avait également consenti une ligne de crédit non garantie qui lui permettait d'emprunter jusqu'à 1 500 000 $. Il n'y avait pas de solde dû sur cette ligne de crédit aux 31 décembre 2005 et 2004. La ligne de crédit a expiré en décembre 2005.

4) Effets à payer

	31 décembre	
	2005	2004
Emprunt bancaire, remboursable en mensualités de 16 731 $, y compris les intérêts au taux préférentiel de la banque, jusqu'en juillet 2005, avec un paiement de quittance finale de 358 775 $, échu le 29 août 2005. L'emprunt est garanti par nantissement de la presque totalité des actifs de la Société et la garantie personnelle du commandité de la Société. L'emprunt a été remboursé en entier le 8 juin 2005.	— $	434 493 $
Un autre effet à rembourser à un particulier, non garantie, portant intérêt au taux de 6 % par année. L'effet était exigible sur demande et a été remboursé en entier le 8 janvier 2005.	—	133 333
Total des effets à payer	—	567 826
Moins tranche en court	—	567 826
Tranche à rembourser à long terme	— $	— $

5) Obligations en vertu de contrats de location-acquisition

La Société loue divers types d'équipement médical pour des périodes allant jusqu'à cinq ans. Certains contrats de location transfèrent essentiellement tous les risques de propriété à la Société et sont comptabilisés comme des contrats de location-acquisition.

La valeur comptable nette totale des actifs détenus sous contrat de location-acquisition s'élevait respectivement à 232 883 $ et à 312 729 $ aux 31 décembre 2005 et 2004. L'amortissement des actifs détenus sous contrat de location-acquisition est compris dans les frais d'amortissement.

Le tableau suivant fournit un aperçu des paiements de location minimums futurs liés aux contrats de location-acquisition ainsi que de la valeur actualisée des paiements minimum futurs nets au 31 décembre 2005 :

Exercice terminé le 31 décembre :	
2006	101 475 $
2007	95 659
2008	82 282
2009	221
Total des paiements de location minimums	279 637
Moins le montant représentant les intérêts	30 169
Valeur actualisée des paiements de location minimum futurs	249 468
Tranche à court terme des frais de location-acquisition	84 321 $
Tranche à long terme des frais de location-acquisition	165 147
	249 468 $

6) Contrats de location-exploitation

En 2004, la Société a loué son immeuble à bureaux et son centre de chirurgie dans le cadre d'un contrat de location-exploitation avec un tiers apparenté en propriété commune. En janvier 2005, ce tiers apparenté a vendu les installations à un tiers non apparenté et la Société a prolongé le bail existant avec le nouveau propriétaire. Le bail prendra fin en novembre 2013.

La Société loue également une gamme d'équipement médical dans le cadre d'un contrat de location-exploitation qui prendra fin en février 2007. Le total des frais de location liés à l'équipement médical pour l'exercice terminé le 31 décembre s'élevait à 77 567 $ en 2005 et à 50 968 $ en 2004.

Les paiements de location annuels minimums futurs exigibles en vertu des contrats de location-exploitation non résiliables auxquels il reste plus d'un an à écouler se présentent comme suit :

Exercice terminé le 31 décembre :	
2006	433 883 $
2007	404 631
2008	402 813
2009	414 903
2010	427 353
Par la suite	1 320 539
Total	3 404 122 $

Le total des frais de location pour l'exercice terminé le 31 décembre 2005 était de 467 038 $. Le total des frais de location assumé par le tiers apparenté pour l'exercice terminé le 31 décembre 2004 s'élevait à 265 332 $.

7) Transactions avec des apparentés

Palladium Management Ltd. est affiliée à la Société par des actionnaires communs. Il existe une convention de gestion avec Palladium Management Ltd. selon laquelle cette dernière est chargée de la gestion de l'exploitation de la Société et de la prestation des services de comptabilité. Ainsi, Palladium Management Ltd. a perçu des honoraires de gestion de 1 237 161 $ et de 290 434 $ pour services rendus à la Société au cours des exercices terminés le 31 décembre 2005 et 2004, respectivement.

De plus, la Société a avancé des fonds à des entités apparentées ou a emprunté des fonds de ces entités. Ces avances ne portent en général aucun intérêt et sont exigibles sur demande. Au 31 décembre 2004, une tranche de 200 000 $ sur une somme de 593 097 $ portait intérêt au taux préférentiel majoré de 1 % (soit 6 % au 31 décembre 2004). Pour les exercices terminés le 31 décembre 2005 et 2004, la Société avait des comptes clients de 108 253 $ et de 80 974 $ avec des entités apparentés, et des comptes fournisseurs de 43 227 $ et de 593 097 $ avec des entités apparentés.

La Société a versé des primes d'assurance à des compagnies d'assurance affiliées à deux associés et un conjoint. Les frais versés à ces compagnies d'assurance pour les exercices terminés le 31 décembre 2005 et 2004 s'élevaient respectivement à 787 359 $ et à 419 045 $ (voir la note 10).

Les comptes fournisseurs-commerce, comprennent les montants dus à diverses entités, qui se chiffraient respectivement à 114 047 $ et à 52 947 $ pour les exercices terminés le 31 décembre 2005 et 2004.

8) Régime d'avantages sociaux des employés

Au cours de l'exercice terminé le 31 décembre 2005, la Société a mis sur pied un régime d'épargne-retraite 401(k) pour ses employés. Le régime s'applique à la presque totalité des employés. En vertu des dispositions de ce régime, les employés peuvent y cotiser jusqu'à 15 % de leur salaire, sous réserve des limites de l'Internal Revenue Code (IRC), plus toutes les cotisations de rattrapage permises par l'IRC. La Société peut verser des cotisations de contrepartie égales à celles de l'employé jusqu'à concurrence de 4 % du montant cotisé par l'employé. Les cotisations de contrepartie de la Société ont atteint la somme de 18 946 $ pour l'exercice terminé le 31 décembre 2005.

9) Informations relatives au flux de trésorerie

L'encaisse est constituée des espèces en caisse et des dépôts à vue dans les établissements financiers.

Voici un sommaire de l'information supplémentaire sur le flux de trésorerie :

	Exercices terminés 31 décembre	
	2005	**2004**
Décaissements :		
Intérêts	53 641 $	78 513 $

10) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (FASB) a publié un document qui fournit son interprétation des normes de consolidation des entités à détenteurs de droits variables (la « FIN 46 »). En décembre 2003, le FASB a modifié la FIN 46 pour y apporter des corrections techniques et régler certaines questions liées à la mise en ouvre des normes. La FIN 46 fournit un nouveau cadre qui permettra d'identifier les entités à détenteurs de droits variables (EDDV) et de déterminer le moment où une société doit inclure l'actif, le passif, la part des actionnaires sans contrôle et les résultats des activités d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou une autre structure juridique utilisée pour exercer des activités ou détenir des actifs qui (1) n'a pas suffisamment de capitaux propres pour exercer ses activités principales sans un soutien financier subordonné additionnel, (2) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas le pouvoir de prendre des décisions ayant une incidence significative sur les activités de la société, (3) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'assumer les pertes de l'entreprise ou le droit de recevoir les rendements générés par ses activités.

Selon la FIN 46, une entité à détenteurs de droits variables doit être consolidée si un détenteur ayant un droit financier, contractuel ou de propriété (un détenteur de droits variables) dans une EDDV est obligé d'assumer la plus grande partie du risque de perte résultant des activités de l'EDDV; a le droit de recevoir la plus grande partie des rendements résiduels de l'EDDV (si aucune des parties n'assume la plus grande part des pertes de l'EDDV); ou les deux. Le détenteur de droits variables qui consolide l'EDDV s'appelle le principal bénéficiaire. Lors de la consolidation, le principal bénéficiaire doit d'abord inscrire tous les actifs, les passifs et les parts des actionnaires minoritaires à leur juste valeur et comptabiliser les états de l'EDDV comme s'il avait la majorité des droits de vote. La FIN 46 exige également de l'information sur les EDDV que le principal bénéficiaire n'est pas obligé de consolider, mais dans lesquelles il détient un droit variable significatif.

Aux 31 décembre 2005 et 2004, la Société avait des contrats d'assurance dommages auprès de la Nassau Casualty Corporation (« Nassau »), de la Westchester Casualty Corporation (« Westchester ») et de la Tuscany Casualty Corporation (« Tuscany »). Conformément aux dispositions de la FIN 46, ces contrats ont été évalués et il a été déterminé qu'il n'est pas nécessaire de les consolider dans les états financiers de la Société. Tel que mentionné à la note 7, la Société a versé des primes à Nassau, Westchester et Tuscany pour s'assurer contre certains risques. Nassau appartient en totalité à un certain partenaire de la Société; Westchester appartient en totalité à sa conjointe; et Tuscany appartient en totalité à un certain associé et à sa conjointe. Aux 31 décembre 2005 et 2004, Nassau avait des actifs de 1 305 361 $ et de 838 213 $, des passifs de 408 924 et de 215 034 $; et une valeur nette de 896 437 $ et de 623 179 $, respectivement. Aux 31 décembre 2005 et 2004, Westchester avait des actifs de 918 447 $ et de 489 652 $, des passifs de 473 893 $ et 315 536 $, et une valeur nette de 444 554 $ et 174 116 $, respectivement. Au 31 décembre de 2005, Tuscany avait un actif de 499 511 $, un passif de 324 545 $, et une valeur nette de 174 966 $. Nassau, Westchester et Tuscany participent avec d'autres sociétés d'assurance non apparentées à un consortium d'assureurs avec d'autres assureurs et sont des entreprises autosuffisantes. La Société ne s'expose à aucun risque et à aucune perte dans ses relations avec Nassau, Westchester et Tuscany.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS FINANCIERS

Exercices terminés les 31 décembre 2006, 2005 et 2004


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux associés de
MEDICAL AMBULATORY SURGICAL SUITES, LLP FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Nous avons vérifié les bilans de Medical Ambulatory Surgical suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2006 et 2005, et les états des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés aux 31 décembre 2006 et 2005. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montant et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent un fondement raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une une image fidèle de la situation financière de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2006 et 2005, ainsi que les résultats de son exploitation et de l'évolution des flux de trésorerie pour les exercices terminés les 31 décembre 2006 et 2005, selon les principes comptables généralement reconnus des Etats-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvanie
Le 4 avril 2007


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux associés de
MEDICAL AMBULATORY SURGICAL SUITES, LLP FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Nous avons vérifié les bilans de Medical Ambulatory Surgical suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2005 et 2004, et les états des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés aux 31 décembre 2005 et 2004. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montant et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent un fondement raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une une image fidèle de la situation financière de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2005 et 2004, ainsi que les résultats de son exploitation et de l'évolution des flux de trésorerie pour les exercices terminés les 31 décembre 2005 et 2004, selon les principes comptables généralement reconnus des Etats-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvanie
Le 2 février 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

BILANS

31 décembre 2006, 2005 et 2004

	2006	2005	2004
ACTIF			
ACTIF À COURT			
Encaisse	63 665 $	293 051 $	541 115 $
Comptes à recevoir de patients	6 695 898	4 284 789	4 070 414
Dû par des apparentés	—	—	31 500
Stocks	280 148	272 822	224 723
Charges payées d'avance	75 334	46 271	17 762
TOTAL DE L'ACTIF À COURT TERME	7 115 045	4 896 933	4 885 514
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement	4 344 046	4 727 718	5 343 914
AUTRES ACTIFS	14 747	47 535	46 535
TOTAL DE L'ACTIF	11 473 838 $	9 672 186 $	10 275 963 $
PASSIF ET AVOIR DES ASSOCIÉS			
PASSIF À COURT TERME			
Tranche à court terme de la dette à long terme	1 336 110 $	1 270 000 $	1 270 000 $
Sommes à payer à des apparentés	—	—	6 000
Créditeurs, opérations	318 150	367 091	348 040
Frais courus et autres passifs à court terme	207 988	130 737	95 441
TOTAL DU PASSIF À COURT TERME	1 862 238	1 767 828	1 719 481
DETTE À LONG TERME, déduction faite de la tranche à court terme	1 171 476	2 294 044	4 162 500
TOTAL DU PASSIF	3 033 714	4 061 872	5 881 981
AVOIR DES ASSOCIÉS	8 440 124	5 610 314	4 393 982
TOTAL DU PASSIF ET DE L'AVOIR DES ASSOCIÉS	11 473 838 $	9 672 186 $	10 275 963 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DES RÉSULTATS

Exercices terminés les 31 décembre 2006, 2005 et 2004

	2006	2005	2004
PRODUITS			
Produits nets tirés des services aux patients	22 399 446 $	16 804 461 $	10 742 700 $
CHARGES			
Frais d'exploitation	7 483 073	6 734 917	3 936 241
Intérêts	217 083	240 712	125 417
TOTAL DES CHARGES	7 700 156	6 975 629	4 061 658
BÉNÉFICE NET (PERTE NETTE)	14 699 290 $	9 828 832 $	6 681 042 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DE L'AVOIR DES ASSOCIÉS

Exercices terminés les 31 décembre 2006, 2005 et 2004

	2006	2005	2004
Solde, au début de l'exercice /de la période	5 610 314 $	4 393 982 $	392 940 $
Apports de capital	—	75 000	—
Bénéfice net (perte)	14 699 290	9 828 832	6 681 042
Retraits des associés	(11 869 480)	(8 687 500)	(2 680 000)
Solde, à la fin de l'exercice / de la période	8 440 124 $	5 610 314 $	4 393 982 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DES FLUX DE TRÉSORERIE
Exercices terminés les 31 décembre 2006, 2005 et 2004

	2006	2005	2004
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION			
Bénéfice net	14 699 290 $	9 828 832 $	6 681 042 $
Redressements pour rapprocher le bénéfice net (perte) aux rentrées nettes provenant des activités d'exploitation			
Amortissement	696 000	599 819	343 063
Gain sur disposition d'immobilisations	—	(3 866)	—
Augmentation des biens d'exploitation			
Comptes à recevoir de patients	(2 411 109)	(214 375)	(4 070 414)
Stocks	(7 326)	(48 099)	(224 723)
Charges payées d'avance	(29 063)	(28 509)	(17 762)
Autres actifs	32 788	(1 000)	(32 787)
Augmentation des passifs d'exploitation			
Créditeurs, opérations	(48 941)	19 051	317 850
Frais courus et autres passifs à court terme	77 251	35 296	25 050
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS D'EXPLOITATION	13 008 890	10 187 149	3 021 319
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT			
Remboursement de sommes à payer (avances) aux apparentés	—	31 500	27 839
Acquisition d'immobilisations corporelles	(98 796)	(257 706)	(5 238 954)
Produits de la disposition de biens et d'équipement	—	277 949	—
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS D'INVESTISSEMENT	(98 796)	51 743	(5 211 115)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT			
Augmentation de la dette à long terme	—	—	9 671 215
Remboursements de la dette à long terme	(1 270 000)	(1 868 456)	(4 338 715)
Avances de sommes (remboursements) à des apparentés	—	(6 000)	6 000
Apport de capital	—	75 000	—
Retraits des associés	(11 869 480)	(8 687 500)	(2 680 000)
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS DE FINANCEMENT	(13 139 480)	(10 486 956)	2 658 500
AUGMENTATION (DIMINUTION) NET DE L'ENCAISSE	(229 386)	(248 064)	468 704
ENCAISSE, AU DÉBUT DE L'EXERCICE / DE LA PÉRIODE	293 051	541 115	72 411
ENCAISSE, À LA FIN DE L'EXERCICE / DE LA PÉRIODE	63 665 $	293 051 $	541 115 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

1) Sommaire des principales conventions

Nature des activités – Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center (« KSC » ou la « Société ») a été créée le 10 mars 2003, dans l'État du Texas comme société à responsabilité limitée. Les opérations ont officiellement débuté en juin 2004. KSC possède et exploite une clinique de chirurgie ambulatoire dans la communauté (« ASC ») à Houston, au Texas.

Méthode comptable – La société présente sa situation financière, ses résultats d'exploitation et ses flux de trésorerie selon la comptabilité d'exercice.

Utilisation d'estimations – La préparation des états financiers conformément aux principes comptables généralement reconnus des États-Unis exige de la direction qu'elle fasse des estimations et pose des hypothèses qui ont une incidence sur les montants d'actif et de passif déclarés et sur la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que sur les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels pourraient différer de ces estimations.

Produits nets tirés des services aux patients – Les produits tirés des services aux patients sont présentés comme des montants réalisables nets estimatifs à recevoir de patients, de tiers payeurs et attribuables à d'autres tiers pour services rendus. Les produits sont constatés au moment où le service est rendu aux patients.

Rajustements contractuels avec des tiers – Les rajustements contractuels rétroactifs sont constatés de façon estimative durant la période au cours de laquelle les services connexes sont rendus. Les produits nets tirés des services aux patients sont redressés au besoin au cours des périodes futures une fois le règlement et le recouvrement définitifs établis.

Comptes à recevoir de patients – Les comptes à recevoir de patients sont constatés au coût, moins la provision pour pertes. La Société ne comptabilise pas de frais de financement ou d'intérêt. Périodiquement, la Société évalue les montants à recevoir de patients et constitue une provision pour pertes, en fonction des radiations et règlements antérieurs et des conditions de crédits en cours. Un compte est radié lorsqu'on détermine que les efforts de recouvrement sont épuisés. En règle générale, le crédit est accordé aux patients sans garantie. Il n'y avait aucune provision pour pertes aux 31 décembre 2006, 2005 et 2004.

Impôts sur les bénéfices – La Société n'est pas assujettie à l'impôt sur les bénéfices; les gains réalisés sont plutôt inclus dans le revenu des associés et imposés en fonction de leur situation fiscale respective. Les états financiers ne comportent, par conséquent, aucune provision pour les impôts sur les bénéfices.

Stocks – Les stocks sont constitués de diverses fournitures médicales et sont évalués au plus petit du coût ou de la valeur du marché selon la méthode du premier entré, premier sorti (PEPS).

Immobilisations corporelles – Les biens immobiliers et l'équipement sont présentés au coût. L'amortissement est calculé selon la méthode linéaire en fonction de la durée de vie estimative des actifs. Les améliorations locatives sont amorties selon le moins élevé des montants entre la durée de vie utile du bien ou la durée du bail. Les coûts d'entretien et de réparation sont imputés aux activités d'exploitation au moment où ils sont engagés.

Les durées de vie estimatives aux fins de l'amortissement sont les suivantes :

Actifs	Vie utile estimative
Améliorations locatives	15 ans
Mobilier et matériel	5 ans
Matériel de bureau et médical	5 – 10 ans
Ordinateurs et logiciels	3 ans

Frais de publicité – Les frais de publicité sont imputés aux activités d'exploitation lorsqu'ils sont engagés. Ils étaient respectivement de 8 813 $, 494 758 $ et de 473 963 $ pour les exercices terminés les 31 décembre 2006, 2005 et 2004.

Concentration du risque de crédit – Parfois au cours de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux plafonds assurés par la Federal Deposit Insurance Corporation (FDIC). La Société n'a subi aucune perte en rapport avec ces comptes et est d'avis qu'elle n'est exposée à aucun risque de crédit élevé relativement à ces comptes.

Gestion du risque – La Société encourre divers risques de pertes pouvant découler entre autres de délits, du vol, de dommages ou de la destruction de ses biens, d'interruption de ses activités, d'erreurs ou d'omissions, de blessures ou de maladies de ses employés, de désastres nationaux, de mauvaises pratiques médicales. Les pertes pourraient être attribuables à des prestations médicales, dentaires ou d'accident versées aux employés, des pratiques d'emploi, des obligations d'indemnisation des administrateurs et principaux directeurs, de la responsabilité au chapitre de la pollution liée à la disposition de déchets médicaux, de la perte de services des principaux utilisateurs du centre de chirurgie ambulatoire et de changements de réglementation. Pour se prémunir contre de possibles réclamations attribuables à ces faits, la société achète des couvertures d'assurance sur les marchés de risques conventionnel et alternatif. La direction est d'avis que ces réclamations, si on prouvait leur bien-fondé, seraient réglées dans les limites de ses couvertures.

2) Immobilisations corporelles

	31 décembre		
	2006	2005	2004
Coût			
Améliorations locatives	2 372 181 $	2 366 557 $	2 634 972 $
Mobilier et agencement	248 868	245 460	219 090
Matériel de bureau et médical	3 287 358	2 984 062	2 762 260
Ordinateurs et logiciels	70 909	70 909	70 909
Total	5 979 316	5 666 988	5 687 231
Amortissement cumulé	(1 635 270)	(939 270)	(343 317)
Valeur nette	4 344 046 $	4 727 718 $	5 343 914 $

Les dépenses d'amortissement étaient respectivement de 696 000 $, 599 819 $ et de 343 063 $ pour les exercices terminés les 31 décembre 2006, 2005 et 2004.

3) Dette à long terme

	31 décembre		
	2006	2005	2004
Billet à terme d'un montant de 6 350 000 $, à payer en versements de capital mensuels de 105 833 $, plus intérêts au taux de base applicable moins la marge applicable. Le taux de base applicable est soit le plus élevé de a) 3 %, b) le taux des fonds fédéraux majoré de 0,50 % ou c) le taux préférentiel tel qu'il figure dans le *Wall Street Journal* (7,75 % au 31 décembre 2005) et la marge applicable est de 0,53 % jusqu'en septembre 2009. La facilité en entier est garantie par la presque totalité des actifs de la Société. Les associés ont personnellement garanti la dette jusqu'en août 2005, au moment où la banque a modifié son billet à terme et supprimer les garanties. La Société a effectué des paiements de capital additionnels sur le billet pour un total de 1 198 456 $ jusqu'au 31 décembre 2005	2 294 044 $	3 564 044 $	5 432 500 $
Billet à payer au montant de 213 532 $, remboursable en versements mensuels de capital de 6 647 $ plus les intérêts au taux de 7,44 % et échéant en décembre 2009	213 532	—	—
Total de la dette à long terme	2 507 576	3 564 044	5 432 500
Moins la tranche à court terme	1 336 100	1 270 000	1 270 000
Tranche à long terme	1 171 476 $	2 294 044 $	4 162 500 $

Les échéances annuelles pour la dette à long terme se présentent comme suit :

Exercices terminés les 31 décembre :	
2007	1 336 100 $
2008	1 095 234
2009	76 242
Total	2 507 576 $

4) Marge de crédit

Au cours de septembre 2004, la Société a conclu plusieurs accords de financement avec une banque (ci-après nommé les « accords »). La Société a prolongé une marge de crédit de fonds de roulement de 750 000 $. Cette marge de crédit a expiré en septembre 2005. Seuls des paiements d'intérêts sont dus sur le solde restant à la fin du mois. La Société n'a jamais emprunté de fonds aux termes de cette marge de crédit.

5) Contrats de location-exploitation

La Société loue ses bureaux et sa clinique de chirurgie aux termes d'un contrat de location-exploitation, venant à échéance en juin 2014.

Les paiements minimums exigibles aux termes du contrat de location-exploitation se lisent comme suit :

Exercices terminés les 31 décembre :	
2007	153 428 $
2008	153 428
2009	153 428
2010	153 428
2011	153 428
Par la suite	385 571
Total	1 150 711 $

En plus de son loyer mensuel, la Société est tenue de payer une part proportionnelle des coûts d'entretien et d'exploitation et des taxes foncières Le total des frais de location pour les exercices terminés les 31 décembre 2006, 2005 et 2004 était de 172 834 $, 162 352 $ et de 102 561 $, respectivement.

6) Opérations entre apparentés

La Société a effectué et reçu des prêts des associés qui ne portent pas intérêt et qui sont payables sur demande. Pour les exercices terminés les 31 décembre 2006, 2005 et 2004, la Société avait des créances à recevoir d'apparentés de 0 $, 0 $ et de 31 500 $, respectivement. Pour les exercices terminés les 31 décembre 2006, 2005 et 2004, la Société avait des créances à payer à des apparentés de 0 $, 0 $ et de 6 000 $, respectivement. De plus, la Société a versé aux associés des jetons de présence de 119 000 $, 98 000 $ et de 40 000 $ en 2006, 2005 et 2004, respectivement. L'associé directeur a reçu un montant de 54 000 $, 75 000 $ et de 0 $ pour l'exécution de ses tâches en 2006, 2005 et 2004, respectivement.

7) Divulgation des flux de trésorerie

L'encaisse est composée de l'argent en caisse et des dépôts à vue auprès d'institutions financières.

Le tableau résume l'information additionnelle sur les flux de trésorerie :

	Exercices terminés les		
	2006	**2005**	**2004**
Sorties de fonds :			
Intérêts	217 083 $	240 712 $	125 417 $
Activités d'investissement et de financement hors trésorerie			
Équipement médical acheté	(213 532)	—	—
Note payable assumée	213 532	—	—

8) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (« FASB ») a émis l'interprétation No 46 (« FIN 46 ») « *Consolidation of Variable Interest Entities.* » En décembre 2003, le FASB a modifié l'interprétation No 46 pour apporter certaines corrections techniques et régler des questions de mise en application qui ont été soulevées. Le FIN 46 prévoit un nouveau cadre pour identifier les entités à détenteurs de droits variables (EDDV) et déterminer dans quelles circonstances une société doit inclure les actifs, les passifs, les intérêts minoritaires et les résultats d'exploitation d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou toute autre structure juridique servant à mener des activités ou à détenir des actifs; cette entité doit : 1) ne détient pas de fonds en quantité suffisante pour exercer ses principales activités sans recourir à du soutien financier subordonné additionnel, 2) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas la possibilité de prendre des décisions importantes sur ses activités, ou 3) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'absorber les pertes ou le droit de recevoir un rendement de ses opérations.

L'interprétation No 46 exige la consolidation d'une EDDV si une partie détenant une participation financière, contractuelle ou autre dans une EDDV (un détenteur de droits variables) est tenue d'absorber la majorité des pertes découlant des activités de la EDDV; reçoit la majeure partie des rendements résiduels de l'EDDV (si aucune partie n'absorbe la majeure partie des pertes de l'EDDV); ou les deux. Un détenteur de droits variables qui consolide une EDDV est appelé principal bénéficiaire. En règle générale, à la consolidation, le principal bénéficiaire doit initialement comptabiliser tous les actifs, les passifs et les participations minoritaires d'une EDDV à la juste valeur et par la suite comptabiliser la EDDV sur une base de consolidation en fonction de la participation majoritaire. L'interprétation No 46 exige également la présentation d'une EDDV qu'un détenteur de droits variables n'est pas tenu de consolider mais dans laquelle il détient des droits variables significatifs. La Société n'avait pas aucune participation dans une entité à détenteurs de droits variables au 31 décembre 2006, 2005 et 2004.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS – (suite)

9) Différences entre les principes et pratiques comptables généralement reconnus des États-Unis et du Canada

Les états financiers de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center ont été préparés en dollars américains et conformément aux principes comptables généralement reconnus des États-Unis. Ces principes comptables peuvent parfois différer, sous divers rapports, des principes que la Société devrait observer si elle établissait ses états financiers conformément aux principes comptables généralement reconnus du Canada. Ces différences ne sont toutefois pas significatives.

ATTESTATION DE L'ÉMETTEUR

Le 23 avril 2007

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts au moyen du présent prospectus, conformément à la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), à la partie 9 de la loi intitulée *Securities Act* (Alberta), à la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario), à la partie 6 de la *Loi sur les valeurs mobilières* (Nouveau-Brunswick), à l'article 63 de la loi intitulée *Securities Act* (Nouvelle-Écosse), à la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard), à la partie XIV de la loi intitulée *Securities Act* (Terre-Neuve-et-Labrador), à la partie 3 de la loi intitulée *Securities Act* (Yukon), à l'article 27 de la loi intitulée *The Securities Act* (Territoires du Nord-Ouest) et à l'article 27 de la loi intitulée *Securities Act* (Nunavut) ainsi qu'à leurs règlements d'application respectifs, et ne contient aucune déclaration fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres faisant l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et des règlements d'application.

NORTHSTAR HEALTHCARE INC.

Par : (signé) DONALD L. KRAMER, M.D.
Chef de la direction

Par : (signé) KENNETH J. KLEIN
Chef des services financiers

Au nom du conseil d'administration

Par : (signé) CECIL F. FLEMING
Administrateur

Par : (signé) ROBERT P. KANEE
Administrateur

Le promoteur

HEALTHCARE VENTURES LTD.,
par HEALTHCARE VENTURES MANAGEMENT CORP.,
son commandité individuel

Par : (signé) DONALD L. KRAMER, M.D.
Président

ATTESTATION DES PRENEURS FERMES

Le 23 avril 2007

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts au moyen du présent prospectus, conformément à la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), à la partie 9 de la loi intitulée *Securities Act* (Alberta), à la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario), à la partie 6 de la *Loi sur les valeurs mobilières* (Nouveau-Brunswick), à l'article 64 de la loi intitulée *Securities Act* (Nouvelle-Écosse), à la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard), à la partie XIV de la loi intitulée *Securities Act* (Terre-Neuve-et-Labrador), à la partie 3 de la loi intitulée *Securities Act* (Yukon), à l'article 27 de la loi intitulée *The Securities Act* (Territoires du Nord-Ouest) et à l'article 27 de la loi intitulée *Securities Act* (Nunavut) ainsi qu'à leurs règlements d'application respectifs, et à notre connaissance, ne contient aucune déclaration fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres faisant l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et des règlements d'application.

BMO NESBITT BURNS INC.

Par : (signé) KENNETH MANGET

MARCHÉS MONDIAUX CIBC INC.

Par : (signé) MARC LETOURNEAU

RBC DOMINION VALEURS MOBILIÈRES INC.

Par : (signé) J. CRAIG DUDRA

FINANCIÈRE BANQUE NATIONALE INC.

Par : (signé) MICHELLE FIEBIG

LA CORPORATION CANACCORD CAPITAL

Par : (signé) RONALD A. RIMER

WELLINGTON WEST CAPITAL MARKETS INC.

Par : (signé) JEFF REYMER




DALLAS
Palladium
Dallas Medical Center
TEXAS
HOUSTON
Humble
Galleria
Palladium
Baytown
Texas Medical Center
Kirby



Northstar Healthcare Inc.



Northstar Healthcare Inc.
Siège social de l'entreprise

4120 Southwest Freeway, bureau 150

Houston, Texas 77027

Téléphone : 713.355.8614

Télécopieur : 713.355.8615

Kirby Surgical Center – Houston

9300 Kirby Dr., bureau 100

Houston, Texas 77054

Téléphone : 832.201.5157

Télécopieur : 832.201.5158

The Palladium for Surgery – Houston

4120 Southwest Freeway, bureau 200

Houston, Texas 77027

Téléphone : 713.355..8600

Télécopieur : 713.355.8069

The Palladium for Surgery – Dallas

5920 Forest Park, bureau 700

Dallas, Texas 75235

Téléphone : 214.350.2400

Télécopieur : 214.352.4862

River Oaks Pain Management – Galleria

4120 Southwest Freeway, bureau 230

Houston, Texas 77027

Téléphone : 713.355.1500

Télécopieur : 713.629.1945

River Oaks Pain Management – Humble

20202 Highway 59 North, bureau 300

Humble, Texas 77338

Téléphone : 281.548.7246

Télécopieur : 281.548.7254

River Oaks Pain Management – Baytown

4721 Garth Road, bureau 100-A

Baytown, Texas 77521

Téléphone : 281.427.1460

Télécopieur : 281.427.1480

Final Long Form Prospectus (French)
May 10, 2007

PROSPECTUS

<u>*Premier appel public à l'épargne*</u>

Le 9 mai 2007



Northstar Healthcare Inc.

148 074 300 $ CA
12 087 698 actions ordinaires

Le présent premier appel public à l'épargne (le « placement ») de 12 087 698 actions ordinaires (les « actions ordinaires ») de Northstar Healthcare Inc. (« Northstar » ou l'« émetteur ») est offert sous forme de prise ferme par BMO Nesbitt Burns Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale inc., La Corporation Canaccord Capital et Wellington West Capital Markets Inc. (collectivement, les « preneurs fermes »). Se reporter à la rubrique « Mode de placement ».

L'émetteur est une société par actions constituée dans le but de procéder à l'acquisition indirecte ou à la gestion de centres de chirurgie ambulatoire aux États-Unis, ciblant dans un premier temps Houston et d'autres régions métropolitaines du Texas. Au départ, l'émetteur détiendra une participation indirecte dans deux centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et, individuellement, un « CCA de Northstar »), et gérera un centre de chirurgie ambulatoire à Dallas ainsi que trois cliniques de traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion de centres de chirurgie ambulatoire, et (ii) d'augmenter ses éléments d'actif et d'accroître les dividendes au moyen d'acquisitions sélectives et d'une croissance interne. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium ») et par Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Après la réalisation du placement, Northstar Healthcare Subco, L.L.C., filiale indirecte de l'émetteur (« Northstar Subco »), détiendra indirectement une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium détiendront une participation de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby, une participation de 40 % dans la société en commandite Kirby. Northstar aura droit à 87,5 % des distributions indirectement versées par les sociétés en commandite Northstar à Northstar Subco compte tenu de sa participation indirecte et à 87,5 % des frais de gestion payés par les sociétés en commandite Northstar et les centres gérés (déduction faite des distributions préférentielles sur les parts privilégiées de Subco et les parts privilégiées d'Acquisitions et des retenues d'impôt américain applicables). Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), aura droit aux distributions et aux frais de gestion résiduels de 12,5 %. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar », « Convention d'investissement et opérations connexes », « Participation retenue » et « Emploi du produit ».

À la clôture du présent placement (la « clôture »), le conseil d'administration de l'émetteur a l'intention d'adopter une politique en matière de dividendes prévoyant le versement, sous réserve des lois applicables et de toute condition d'endettement prévalant à ce moment, de dividendes mensuels sur chacune de ses actions ordinaires selon un montant annuel initial de 1,20 $ CA par action.

Le prix d'offre des actions ordinaires a été fixé par voie de négociation entre Northstar, Ventures et les preneurs fermes. Se reporter à la rubrique « Mode de placement ». **Un placement dans les actions ordinaires est assujetti à certains facteurs de risque que l'acheteur éventuel devrait examiner attentivement avant d'acheter des actions ordinaires. Se reporter à la rubrique « Facteurs de risque ».**

Chaque action ordinaire confère un droit de vote. À la réalisation du présent placement, il y aura 12 087 698 actions ordinaires de l'émetteur en circulation. Se reporter à la rubrique « L'émetteur – Capital-actions ».


Northstar Healthcare Inc.



Northstar Healthcare Inc. est propriétaire de centres de chirurgie ambulatoire (CCA) à Houston et à Dallas, au Texas, et en assure la gestion et l'exploitation.

Northstar Healthcare détiendra une participation majoritaire dans deux CCA à Houston, au Texas, et gérera un CCA à Dallas ainsi que trois cliniques de traitement de la douleur à Houston. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans certaines spécialités cliniques de pointe, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé, tant pour les chirurgiens que pour les patients.


PALLADIUM HEALTHCARE

✩ The Palladium for Surgery - Houston

THE PALLADIUM FOR SURGERY (HOUSTON) est situé à Houston, au Texas, à moins d'un mille du complexe de bureaux et de magasins Galleria, se trouvant à quelques minutes du Texas Medical Center. Le CCA Palladium est surtout spécialisé en traitement de la douleur, en ORL, en podologie et en orthopédie.



✩ Kirby Surgical Center - Houston

LE KIRBY SURGICAL CENTER (HOUSTON) est situé à Houston, au Texas, à proximité des principaux complexes sportifs. Le personnel chirurgical de ce CCA de Northstar est composé en partie de médecins attitrés d'équipes sportives professionnelles. Le CCA Kirby est surtout spécialisé en traitement de la douleur, en ORL, en podologie et en orthopédie.



✩ The Palladium for Surgery - Dallas

THE PALLADIUM FOR SURGERY (DALLAS) est situé en plein cœur du Dallas' Medical Center et est surtout spécialisé en traitement de la douleur, en ORL, en podologie et en orthopédie.



Northstar Healthcare Inc.



o River Oaks Pain Management Center – Humble



o River Oaks Pain Management Center – Baytown


RIVER OAKS
MEDICAL
CENTER

o River Oaks Pain Management Center – Galleria

Installations RIVER OAKS PAIN MANAGEMENT – Établies en 1998, les trois installations situées dans la région de Houston, au Texas, comptent trois médecins et plus de 12 membres du personnel. Northstar Healthcare est chargée de la gestion de ce groupement de bureaux de médecins.



Dans le cadre du présent placement, les preneurs fermes sont autorisés à réaliser des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux autres que ceux qui existaient autrement sur le marché libre. **Les preneurs fermes peuvent offrir les actions ordinaires à un prix plus bas que celui indiqué ci-dessous. Se reporter à la rubrique « Mode de placement ». Il n'existe actuellement aucun marché par l'entremise duquel les actions ordinaires peuvent être vendues et les acheteurs pourraient ne pas être en mesure de revendre les actions ordinaires achetées aux termes du présent prospectus.**

Prix : 12,25 $ CA par action ordinaire

	Prix d'offre	Rémunération des preneurs fermes[1]	Produit net revenant à l'émetteur[2]
Par action ordinaire	12,25 $ CA	0,704 $ CA	11,546 $ CA
Total[3]	148 074 300 $ CA	8 514 272 $ CA	139 560 028 $ CA

Notes :

1) Les preneurs fermes recevront une rémunération correspondant à 5,75 % du prix des actions ordinaires offertes aux présentes.

2) Après déduction de la rémunération des preneurs fermes mais avant déduction des frais du placement, estimés à 5 544 000 $ CA, qui seront prélevés par l'émetteur pour le compte de certaines de ses filiales, y compris Northstar Acquisition, sur le produit du placement.

3) L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie à tout moment pendant une période de 30 jours suivant la clôture, permettant d'acheter jusqu'à 1 813 154 actions ordinaires supplémentaires selon les mêmes modalités que celles susmentionnées et exclusivement pour couvrir les attributions excédentaires, s'il en est, et à des fins de stabilisation du marché. Si l'option pour attributions excédentaires est levée intégralement, le prix d'offre total, la rémunération des preneurs fermes et le produit net revenant à l'émetteur s'élèveront à 170 285 437 $ CA, 9 791 413 $ CA et 160 494 024 $ CA, respectivement. Se reporter à la rubrique « Mode de placement ». Le présent prospectus vise le placement de l'option pour attributions excédentaires et le placement des actions ordinaires pouvant être émises à la levée de cette option.

La Bourse de Toronto (la « TSX ») a approuvé sous condition l'inscription à sa cote des actions ordinaires sous le symbole « NHC ». L'inscription est assujettie à l'obligation, pour l'émetteur, de remplir toutes les conditions d'inscription de la TSX au plus tard le 31 juillet 2007, y compris la distribution des actions ordinaires à un nombre minimal d'actionnaires publics.

Les preneurs fermes offrent conditionnellement, pour leur propre compte, des actions ordinaires, sous réserve de leur vente préalable, et sous réserve de leur émission par l'émetteur et de leur acceptation par les preneurs fermes conformément aux modalités figurant dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Goodmans LLP pour le compte de l'émetteur, de Borden Ladner Gervais s.r.l., s.e.n.c.r.l. pour le compte des preneurs fermes et, à l'égard des questions liées à l'impôt sur le revenu fédéral des États-Unis, par Kaye Scholer LLP pour le compte de l'émetteur et par Shearman & Sterling LLP pour le compte des preneurs fermes.

Les souscriptions d'actions ordinaires seront reçues sous réserve du droit de les rejeter ou de les attribuer, en totalité ou en partie, et du droit de clore les registres de souscription à tout moment sans préavis. Le placement sera effectué au moyen du système d'inscription en compte. Par conséquent, le souscripteur qui achète des actions ordinaires ne recevra qu'un avis d'exécution du courtier inscrit par l'intermédiaire duquel les actions ordinaires seront achetées. Service de dépôt et de compensation CDS Inc. (« CDS ») inscrira les adhérents de la CDS détenteurs des actions ordinaires au nom des détenteurs qui ont acheté ou transféré des actions ordinaires au moyen du système d'inscription en compte. Les certificats attestant les actions ordinaires ne seront émis que sur demande. La date de clôture du présent placement devrait avoir lieu vers le 17 mai 2007 ou à toute autre date dont l'émetteur et les preneurs fermes pourront convenir (la « date de clôture »), mais dans tous les cas au plus tard le 20 juin 2007. L'acquéreur d'actions ordinaires ne recevra qu'une confirmation du client de la part du courtier inscrit qui est un adhérent à la CDS et de qui ou par l'intermédiaire duquel les actions ordinaires sont achetées.

Ventures, le promoteur du présent placement, est constitué sous le régime des lois d'un territoire étranger et réside à l'extérieur du Canada. Bien que Ventures ait désigné l'émetteur (250, Yonge Street, bureau 2400, Toronto (Ontario) Canada M5B 2M6) comme mandataire aux fins de signification en Ontario, il se peut que les investisseurs ne puissent faire exécuter contre le promoteur des jugements rendus par les tribunaux canadiens en application des sanctions civiles prévues par la législation en valeurs mobilières de certaines provinces ou de certains territoires du Canada. Se reporter à la rubrique « Facteurs de risque – Risques liés à la structure de l'émetteur et du présent placement – Restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens ».

TABLE DES MATIÈRES

MISE EN GARDE CONCERNANT LES ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus constituent des « énoncés prospectifs » qui reflètent les attentes actuelles de la direction concernant la croissance, les résultats d'exploitation, le rendement et les possibilités et occasions d'affaires futures. Les énoncés prospectifs ne sont que des prévisions qui n'offrent aucune garantie quant au rendement. Lorsqu'ils sont utilisés, des termes tels que « pourrait », « devrait », « ferait », « pourra », « anticiper », « croire », « planifier », « s'attendre à », « avoir l'intention de », « estimer », « viser », « s'efforcer de », et d'autres termes semblables marquent habituellement la présence de tels énoncés prospectifs. Ces énoncés reflètent les attentes actuelles de la direction concernant des événements futurs en fonction des renseignements actuellement mis à sa disposition. Les énoncés prospectifs sont assujettis à des risques, des incertitudes et des hypothèses considérables connus ou inconnus. Les principales suppositions rattachées aux énoncés prospectifs dans le présent prospectus ont trait à ce qui suit : la croissance, les dépenses en immobilisations, la situation de la concurrence et la conjoncture économique générale. De nombreux facteurs pourraient faire en sorte que nos résultats, notre rendement ou nos réalisations réelles diffèrent sensiblement des résultats, du rendement ou des réalisations futures qui pourraient être exprimés ou sous-entendus dans ces énoncés prospectifs, notamment les facteurs énoncés à la rubrique « Facteurs de risque » du présent prospectus. Si un ou plusieurs de ces risques ou incertitudes survenait, ou si les hypothèses qui sous-tendent les énoncés prospectifs se révélaient erronées, les résultats, le rendement ou les réalisations réelles pourraient différer sensiblement de ce qui est exprimé ou sous-entendu dans les énoncés prospectifs figurant dans le présent prospectus. Ces facteurs devraient être examinés attentivement et les épargnants éventuels ne devraient pas se fier indument sur les énoncés prospectifs. Bien que les énoncés prospectifs figurant dans le présent prospectus soient fondés sur des hypothèses que la direction juge raisonnables actuellement, nous ne pouvons garantir aux épargnants éventuels que les résultats, le rendement ou les réalisations réels seront conformes à ces énoncés prospectifs. Les présents énoncés prospectifs sont faits en date du présent prospectus et nous n'avons pas l'intention, ni n'avons aucune obligation, de les mettre à jour ou de les modifier.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Ce prospectus contient des renvois au BAIIA (bénéfice avant intérêts, impôts et amortissement). La direction estime que le BAIIA est une mesure supplémentaire utile des liquidités disponibles à des fins de distribution avant le service de la dette, les dépenses affectées aux immobilisations et les impôts. Toutefois, le BAIIA n'est pas une mesure des bénéfices reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres émetteurs. Les investisseurs sont avertis de ne pas considérer le BAIIA comme une mesure susceptible de remplacer le bénéfice net ou la perte nette (qui sont établis conformément aux PCGR ou aux PCGR du Canada) en tant qu'indicateur du rendement de l'émetteur ou de Northstar Partnerships ou à titre de mesure des liquidités et des flux de trésorerie. La méthode utilisée par l'émetteur pour établir le BAIIA peut différer considérablement des méthodes appliquées par d'autres sociétés ouvertes et pourrait ne pas se comparer aux mesures du même nom utilisées par d'autres sociétés ouvertes.

Ce prospectus contient aussi des références aux produits nets gagnés, qui représente les paiements actuels reçus des tiers payeurs et des patients, moins les remboursements. Les produits nets gagnés ne sont pas des revenus constatés selon les PCGR ou les PCGR canadiens et n'ont pas de définition standardisée par les PCGR ou les PCGR canadiens.

QUESTIONS D'ORDRE GÉNÉRAL

Les données relatives au marché et les prévisions concernant le secteur d'activités qui sont présentées dans le présent prospectus ont été obtenues de différentes sources d'information publiques. Bien que nous croyons que ces sources d'information indépendantes sont habituellement fiables, le degré de pertinence et d'intégralité de ces renseignements n'est pas garanti et n'a pas été vérifié de manière indépendante.

Notre site Web est le *www.Northstar-Healthcare.com*. Les renseignements figurant dans notre site Web ne sont pas destinés à être joints ni intégrés par renvoi au présent prospectus et les acquéreurs éventuels ne devraient pas se fier à ces renseignements pour déterminer la pertinence d'un placement dans nos actions ordinaires.

Les graphiques et les tableaux présentant notre historique de rendement dans le présent prospectus servent exclusivement à illustrer les effets du rendement passé. Les rendements passés n'indiquent pas nécessairement les rendements qui seront atteints dans le futur.

Dans le présent prospectus, les termes « Northstar », « émetteur », « nous » et « notre » désignent Northstar Healthcare Inc., à moins que le contexte n'indique ou n'exige autrement.

À moins d'indication contraire ou à moins que le contexte n'exige autrement, toutes les références faites à des années dans le présent prospectus désignent des années civiles.

Les pourcentages indiqués dans les tableaux ont été arrondis et, par conséquent, ils pourraient ne pas totaliser 100 %. Certaines données financières ont également été arrondies. Par conséquent, les sommes des données présentées dans le présent document pourraient varier légèrement des sommes arithmétiques réelles de ces données.

RENSEIGNEMENTS RELATIFS AUX DEVISES ET AUX TAUX DE CHANGE

Dans le présent prospectus, à moins d'indication contraire, le numéraire est exprimé en dollars américains. Les signes « $ », « $ US » ou le terme « dollars américains » font référence à la monnaie ayant cours légal aux États-Unis, et le signe « $ CA » ou le terme « dollars canadiens » font référence à la monnaie ayant cours légal au Canada.

Les sociétés en commandite Northstar exercent leurs activités aux États-Unis et leurs produits d'exploitation et leurs frais sont libellés, générés et encourus en dollars américains. Par conséquent, les états financiers consolidés pro forma de l'émetteur et les états financiers des sociétés en commandite Northstar qui sont joints au présent prospectus sont libellés en dollars américains.

Le tableau suivant présente les taux de change extrêmes pour un dollar américain, exprimés en dollars canadiens, pour les périodes désignées, le taux de change à la fin de ces périodes et la moyenne de ces taux de change au dernier jour de chaque mois de chacune de ces périodes, en fonction du taux à midi en dollars canadiens déclaré par la Banque du Canada :

	Exercices terminés le 31 décembre		
	2006	**2005**	**2004**
Bas	1,1726	1,2704	1,3968
Haut	1,0990	1,1507	1,1774
Fin de période	1,1653	1,1659	1,2036
Taux moyen	1,1342	1,2116	1,3015

Le 8 mai 2007, le cours du change au comptant à midi tel qu'annoncé par la Banque du Canada pour la conversion des dollars américains en dollars canadiens était de 1,00 $ US pour 1,1048 $ CA.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Goodmans LLP, conseillers juridiques de l'émetteur, et de Borden Ladner Gervais s.r.l., s.e.n.c.r.l., conseillers juridiques des preneurs fermes, à la date du présent prospectus, les actions ordinaires, lorsqu'elles seront inscrites à la cote de la Bourse de Toronto, seront des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et de ses règlements (désignés collectivement la « Loi de l'impôt ») pour une fiducie régie par un régime enregistré d'épargne-retraite, un fonds enregistrés de revenu de retraite, un régime enregistré d'épargne-études ou un régime de participation différée aux bénéfices.

SENS DE CERTAINS TERMES CLÉS

Les termes clés utilisés dans le présent prospectus ont le sens qui leur est donné dans la rubrique intitulée « Glossaire ».

Dans le présent prospectus, « direction » s'entend, à moins d'indication contraire, de la direction de l'émetteur et de la direction de Northstar Healthcare Acquisitions L.L.C.

Dans le présent prospectus, « revenus nets provenant des services fournis aux patients » s'entend des revenus bruts reçus des patients, moins les provisions pour les rajustements contractuels avec des payeurs tiers, notamment Medicare, Medicaid ou des payeurs privés dans le cadre de régimes de soins gérés.

Dans le présent prospectus, « procédure » s'entend d'un service individuel fourni à un patient. Dans un cas type de chirurgie, un certain nombre de procédures sont habituellement effectuées. Par exemple, au cours de l'année 2006, 36 400 procédures ont été effectuées par les CCA de Northstar, ce qui correspond à 10 251 cas.

Dans le présent prospectus, « capacité » s'entend, lorsqu'utilisé à l'égard d'un CCA, de la période de temps durant laquelle un bloc opératoire est occupé ou utilisé, divisée par la période de temps durant laquelle, de l'avis de la direction, le bloc opératoire pourrait être occupé ou utilisé, en règle générale, huit heures par jour, cinq jours semaine.

Dans le présent prospectus, sauf indication contraire, le terme « PCGR » désigne les principes comptables généralement reconnus des États-Unis. Les états financiers vérifiés des sociétés en commandite Northstar figurant dans le présent prospectus ont été établis conformément aux principes comptables généralement reconnus des États-Unis qui, tels qu'ils sont appliqués aux sociétés en commandite Northstar, sont conformes à tous les égards importants avec les PCGR du Canada, tels qu'ils sont décrits dans les notes afférentes aux états financiers consolidés pro forma de l'émetteur pour l'exercice terminé le 31 décembre 2006. Les états financiers consolidés pro forma de l'émetteur figurant ailleurs au présent prospectus ont été établis conformément aux principes comptables généralement reconnus du Canada qui, tels qu'ils s'appliquent à l'émetteur, sont conformes sous tous les aspects importants aux PCGR.

Sauf indication contraire, les renseignements figurant dans le présent prospectus ne donnent pas effet à la levée de toute partie de l'option pour attributions excédentaires.

SOMMAIRE DU PROSPECTUS

Le texte qui suit constitue un sommaire des principales caractéristiques du présent placement et devraient être lu intégralement à la lumière des renseignements prédétaillés ainsi que des données financières et des états financiers figurant ailleurs dans le présent prospectus. Certains termes utilisés dans le présent prospectus sont définis à la rubrique « Glossaire ». À moins d'indication contraire, les renseignements figurant dans le présent prospectus supposent que les étapes à la rubrique « Convention d'investissement et opérations connexes » ont été réalisés.

L'émetteur

L'émetteur est une société qui a été constituée pour acquérir indirectement ou pour gérer, ou les deux, des centres de chirurgie ambulatoire aux États-Unis, en se concentrant initialement sur la région de Houston et d'autres régions métropolitaines au Texas. Initialement, l'émetteur sera indirectement propriétaire d'une participation dans deux des plus importants centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et individuellement un « CCA de Northstar ») et gérera un centre de chirurgie ambulatoire à Dallas et trois cliniques pour le traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir sa base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium » et Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Après la réalisation du placement, Northstar Healthcare Subco, L.L.C., filiale indirecte de l'émetteur (« Northstar Subco »), détiendra indirectement une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium détiendront une participation de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby, une participation de 40 % dans la société en commandite Kirby. Northstar aura droit à 87,5 % des distributions indirectement versées par les sociétés en commandite Northstar à Northstar Subco compte tenu de sa participation indirecte et à 87,5 % des frais de gestion payés par les sociétés en commandite Northstar et les centres gérés (déduction faite des distributions préférentielles sur les parts privilégiées de Subco et les parts privilégiées d'Acquisitions et des retenues d'impôt américain applicables). Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), aura droit aux distributions et aux frais de gestion résiduels de 12,5 %. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar », « Convention d'investissement et opérations connexes », « Participation retenue » et « Emploi du produit ».

Survol de l'industrie

Bref aperçu du marché des soins de santé aux États-Unis

Les États-Unis constituent le plus important marché au monde pour les services de soins de santé. Comme le démontre le graphique ci-dessous, CMS prévoit que les dépenses globales engagées annuellement pour les soins de santé aux États-Unis augmenteront de 2,17 billions de dollars en 2006 à 2,88 billions de dollars en 2010, des augmentations annuelles devant s'élever en moyenne à environ 7 %.

Dépenses pour les soins de santé aux États-Unis
1980 à 2015[1)]


4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
(En milliards de $)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Année

Source : CMS

1) Les chiffres pour les années 2006 à 2015 sont des prévisions.

Assurance-maladie

Les services de soins de santé aux États-Unis sont payés en grande partie par une combinaison de payeurs publics et privés. Environ 85 % de la population est couverte par l'assurance-maladie à un certain degré, ce qui comprend les régimes d'assurance-maladie financés publiquement et les régimes d'assurance-maladie privés. Les régimes d'assurance-maladie financés publiquement comprennent le régime Medicare, qui est destiné généralement aux personnes de 65 ans et plus, le régime Medicaid qui est destiné généralement aux personnes défavorisées et d'autres programmes spécialisés pour le personnel militaire, les employés fédéraux et divers autres groupes. Le régime Medicare est géré et financé par le gouvernement fédéral des États-Unis, tandis que le régime Medicaid est géré en grande partie au niveau étatique, l'appui financier provenant du gouvernement fédéral. L'assurance-maladie privée aux États-Unis consiste majoritairement en une couverture offerte généralement dans le cadre de l'emploi et qui est basée sur un système de payeurs tiers. Ces régimes offrent habituellement aux assurés des services de soins de santé de portée générale et offrent également aux patients des stimulants financiers pour qu'ils utilisent les prestataires de soins de santé associés à ces régimes.

Établissements de chirurgie

Au cours des 20 dernières années, il y a eu une augmentation constante du nombre d'interventions chirurgicales réalisées aux États-Unis, la demande étant dictée par les progrès technologiques, des consommateurs mieux avertis et une plus grande espérance de vie. Durant les années 1970, les hôpitaux traditionnels ont été les principaux prestataires d'interventions chirurgicales aux États-Unis. Depuis, les progrès soutenus réalisés dans les domaines de l'anesthésie,

des techniques médicales et des appareils médicaux ont réduit le caractère effractif de plusieurs interventions chirurgicales, les rendant plus sécuritaires et plus efficaces. De l'avis de la direction, il s'agit de la principale raison qui explique pourquoi le nombre d'interventions chirurgicales réalisées dans d'autres genres d'établissements de chirurgie, notamment des hôpitaux spécialisés et des CCA, a connu un taux de croissance important au cours des dernières années, excédant de loin le nombre de cas et d'interventions recensés en milieu hospitalier traditionnel.

En règle générale, les hôpitaux traditionnels ont les équipements, l'infrastructure et le personnel nécessaires pour entreprendre des chirurgies effractives parmi les plus complexes. Elles offrent habituellement une gamme complète de services de soins de santé, notamment la chirurgie générale, les soins intensifs, les soins aigus, les procédures d'obstétrique, d'imagerie et de diagnostic, les services de laboratoire clinique et de pharmacie et les interventions d'urgence. En raison de la gamme variée de services offerts, les hôpitaux traditionnels ont habituellement des exigences de capitaux, d'infrastructure et de personnel beaucoup plus importantes que les établissements de chirurgie de rechange. Au cours des dernières années, les hôpitaux traditionnels ont été confrontés à plusieurs défis, notamment les pressions exercées par les obligations de remboursement, les pénuries d'infirmières, l'augmentation des coûts d'approvisionnement, la montée en flèche des dépenses relatives à la technologie de l'information, la hausse des primes d'assurance et les infrastructures vieillissantes.

Les hôpitaux spécialisés sont des établissements autonomes qui ne sont pas situés dans l'enceinte d'un hôpital traditionnel offrant la gamme complète des services. Les hôpitaux spécialisés sont autorisés à offrir à la fois des procédures de soins externes et des procédures chirurgicales nécessitant un séjour en milieu hospitalier supérieur à 24 heures, lesquelles sont communément désignées des « procédures de soins internes ». Dans l'État du Texas, les hôpitaux spécialisés sont assujettis aux mêmes exigences que les hôpitaux traditionnels en ce qui a trait aux permis. Par conséquent, même si, en règle générale, les hôpitaux spécialisés effectuent seulement des interventions selon un horaire établi, ils doivent également offrir des services d'urgence.

Les centres de chirurgie ambulatoire, comme les CCA de Northstar, offrent une solution de rechange au milieu institutionnel d'un hôpital traditionnel ou spécialisé pour les interventions chirurgicales selon un horaire établi (par opposition aux interventions d'urgence). À la différence des hôpitaux traditionnels ou spécialisés, les CCA sont généralement autorisés à effectuer uniquement des interventions chirurgicales qui ne nécessitent pas un séjour en milieu hospitalier dépassant les 24 heures. Par conséquent, les CCA ne prennent pas les patients dont les interventions nécessitent un séjour en milieu hospitalier. Ces procédures sont communément désignées des « procédures de soins externes ». En règle générale, les CCA se concentrent sur une ou plusieurs spécialités cliniques, notamment l'orthopédie, l'ophtalmologie, le traitement de la douleur, l'oto-rhino-laryngologie, l'endoscopie, la côlonscopie, la podologie, les problèmes de santé des femmes et d'autres interventions chirurgicales de nature générale. En privilégiant un type limité d'interventions spécialisées à volume élevé, les médecins et le personnel des CCA sont en mesure de mettre au point des pratiques et des techniques qui augmentent leur productivité et, par conséquent, qui offrent généralement une meilleure qualité de soins à un coût moins élevé pour l'établissement que les hôpitaux traditionnels.

Croissance du secteur des CCA

Selon la Federated Ambulatory Surgery Association, les CCA ont pratiqué plus de 12 millions d'interventions aux États-Unis en 2005. D'après un rapport de la Medicare Payment Advisory Commission en date de mars 2006, le nombre de CCA qui ont obtenu l'attestation de Medicare est passé de 2 786 en 1999 à 4 506 en 2005, soit une augmentation de 62 %. Comme le démontre le graphique ci-dessous, le pourcentage des interventions chirurgicales effectuées en milieu externe (notamment les CCA) comparativement aux hôpitaux traditionnels et spécialisés a augmenté considérablement au cours des 25 dernières années.

Volume des interventions chirurgicales effectuées en milieu interne par rapport à celles effectuées en milieu externe Entre 1981 et 2005[1)]


Interventions (en millions)
60
50
40
30
20
10
0
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
Interventions effectuées en milieu externe
Interventions effectuées en milieu interne

Source : Analyse réalisée par Avalere Health de l'étude de Verispan intitulée « Diagnostic Imaging Center Profiling Solution, 2004 » et les données du sondage annuel de l'American Hospital Association sur les hôpitaux communautaires, 1981 à 2004.

1) Les données pour 2005 sont estimatives.

De l'avis de la direction, la croissance du secteur des CCA peut être attribuée principalement aux trois facteurs suivants :

- *Progrès sur le plan technologique.* Des améliorations technologiques ont grandement facilité l'exécution d'un vaste éventail d'interventions dans les CCA. Des produits anesthésiques à action plus rapide et plus efficace et des techniques moins effractives (notamment l'arthroscopie et l'endoscopie) ont réduit la nature traumatisante des interventions chirurgicales (par exemple, en éliminant le besoin pour de grandes incisions) de même que les délais de récupération de la part des patients après la chirurgie. On prévoit qu'un nombre grandissant d'interventions chirurgicales pourront se faire dans le cadre d'un CCA au fur et à mesure que d'autres progrès sont réalisés dans le domaine des sciences médicales.

- *Solution de rechange à coûts moins élevés.* Une étude réalisée en 2005 par The Moran Company a démontré que les montants réclamés relativement aux interventions effectuées dans les CCA coûtent en moyenne 320 $ moins cher par intervention à Medicare, comparativement aux interventions qui sont pratiquées dans les hôpitaux traditionnels. En règle générale, une intervention chirurgicale réalisée dans un CCA coûte moins cher qu'une intervention chirurgicale externe effectuée dans un hôpital en raison de la meilleure planification des horaires, des coûts de développement moins élevés pour l'installation, de l'utilisation plus efficace du personnel et de l'emplacement, d'un milieu d'exploitation spécialisé axé sur le contrôle des coûts et d'une demande réduite pour un séjour jusqu'au jour suivant ou prolongé en milieu hospitalier.

- *Préférence des patients et des chirurgiens.* Les CCA offrent aux chirurgiens plus de souplesse quant à la planification des horaires, une plus grande commodité, du personnel infirmier plus constant et des délais d'exécution plus rapides entre les cas. De plus, la direction croit que les patients préfèrent le milieu moins institutionnel, les niveaux plus élevés de services à la clientèle, de même que la commodité, les procédures administratives simplifiées et la plus grande souplesse quant à la planification des horaires qu'offrent les CCA.

Se reporter à la rubrique « Survol de l'industrie ».

Activités de Northstar

Les sociétés en commandite Palladium et Kirby détiennent et exploitent deux CCA à Houston, au Texas. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans un nombre limité de spécialités cliniques, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé tant pour les chirurgiens que les patients. Les CCA de Northstar comprennent The Palladium for Surgery (le « CCA Palladium ») et le Kirby Surgery Center (le « CCA Kirby »).

Ensemble, les CCA de Northstar ont sept blocs opératoires, trois salles de traitement ou de procédures, qui sont habituellement utilisés par des spécialistes en traitement de la douleur ou pour les côlonoscopies, 12 lits pré-opératoires, 17 lits post-opératoires ou de convalescence et 91 chirurgiens jouissant des privilèges du personnel médical. Se reporter à la sous-rubrique « – Description des CCA de Northstar » ci-après.

Les CCA de Northstar n'offrent pas la gamme complète des services habituellement offerts par les hôpitaux traditionnels, mais sont plutôt axés sur certaines spécialisations cliniques, notamment la chirurgie orthopédique, la chirurgie podologique, la chirurgie ORL, le traitement de la douleur et la chirurgie générale. Se reporter à la sous-rubrique « – Modèle des revenus – Composition des cas » ci-après.

En plus d'être propriétaire et exploitant des CCA de Northstar, Northstar Acquisitions fournira des services de gestion aux centres gérés, qui au départ sont The Palladium for Surgery – Dallas et River Oaks Pain Management.

Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir la base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives.

L'équipe de direction sera à l'emploi de Northstar Acquisitions L.L.C. (« Northstar Acquisitions »). En plus d'avoir une participation majoritaire dans les CCA de Northstar et de les gérer, Northstar Acquisitions gérera également les centres gérés. Northstar Acquisitions recevra des centres gérés des honoraires de gestion correspondant à 10 % de leurs revenus recouvrés nets. Se reporter à la sous-rubrique « – Description des centres gérés » ci-après.

Atouts de Northstar

La direction croit que Northstar possède plusieurs attributs qui lui permettent de se démarquer de ses concurrents, à savoir les hôpitaux traditionnels, les centres de chirurgie spécialisés et d'autres CCA. Ces attributs comprennent :

- *Projet avantageux à multiples facettes pour les chirurgiens, les patients et les payeurs.* Les CCA de Northstar offrent un milieu de travail où les chirurgiens peuvent fournir des services de soins de santé de grande qualité et profiter au maximum de leur volume de cas. La direction croit que les CCA de Northstar sont exploités de façon efficace dans le but de réduire les délais pour les patients et d'offrir un cadre beaucoup plus agréable qu'un hôpital traditionnel. De plus, la direction croit que les CCA de Northstar peuvent fournir des services de soins de santé d'une façon plus rentable que les hôpitaux traditionnels.
- *Rendements financiers et d'exploitation solides.* Les CCA de Northstar jouissent d'un rendement financier amélioré. Le total des revenus nets provenant des services fournis aux patients pour les sociétés en commandite Northstar ont augmenté, passant d'environ 20,3 millions de dollars en 2004 à 47,0 millions de dollars en 2006, soit une augmentation de 131 %.
- *Perspectives intéressantes pour la croissance interne.* Les CCA de Northstar jouissent d'une importante capacité en ce qui a trait à l'accroissement futur du volume des cas. La direction croit que les CCA de Northstar fonctionnent considérablement en-dessous de leur capacité optimale.
- *Le milieu des CCA offre de nombreuses cibles d'acquisitions.* D'après la Foundation for Ambulatory Surgery in America, il y a à l'heure actuelle plus de 4 600 CCA aux États-Unis. Le secteur des CCA est très fragmenté, les sept premiers intervenants représentant collectivement seulement environ 15 % de l'ensemble du marché. Northstar constitue une plateforme intéressante pour des CCA appartenant à des chirurgiens, car elle possède une équipe de direction chevronnée et des ressources importantes. La direction a mis en place une stratégie d'acquisition sélective dans le but d'appuyer la croissance future.
- *Droit de propriété des chirurgiens.* Les médecins commanditaires de la société en commandite Palladium conserveront une participation de société en commandite à hauteur de 45 % dans la société en commandite

Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. En raison de la structure particulière du droit de propriété, les médecins commanditaires de chaque CCA de Northstar ont un intérêt financier important et continu dans la réussite de la CCA en question.

- *Composition favorable de payeurs.* En 2006, environ 99 % des revenus perçus par les sociétés en commandite Northstar provenaient de payeurs privés (ou non gouvernementaux), le solde de 1 % provenant des régimes Medicare et Medicaid. Selon la direction, le fait que Northstar table sur des sources de payeurs privés signifie que Northstar sera moins sensible aux risques associés aux changements qui peuvent être apportés aux programmes de paiement gouvernementaux. Le graphique qui suit présente la composition des payeurs combinée pour les sociétés en commandite Northstar au cours des trois dernières années.

Revenus nets provenant des services fournis aux patients – Sources des payeurs[1]


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
2004
2005
2006
Assurance privée et autres sources de paiements privés
Programme d'accidents du travail
Medicare/Medicaid

1) Non vérifié.

- *Concentration géographique sur le marché en pleine croissance de Houston.* Les CCA de Northstar sont situés à Houston, au Texas, dont la population de la région métropolitaine s'élève à environ 5 millions d'habitants. Le Texas Medical Center, avec plus de cinq millions de rendez-vous/patients annuellement et un des taux de densité les plus élevés au monde en termes de cliniques et d'établissements de recherche médicale et de sciences de base, est le plus important district médical au monde. De plus, plusieurs sociétés nationales et multinationales oeuvrant dans les secteurs de l'énergie, la fabrication, les finances et les services ont des bureaux à Houston et ces entreprises offrent une couverture d'assurance-maladie privée avec remboursement à leurs employés.

- *Équipe de direction chevronnée.* L'équipe de direction sera à l'emploi de Northstar Acquisitions. Cette équipe de direction de Northstar, dirigée par Donald L. Kramer, M.D., son chef de la direction, a une vaste expérience dans les secteurs des CCA et des soins de santé et jouit d'une excellente réputation pour ce qui est de l'acquisition et l'exploitation avec succès d'établissements de soins de santé externes. L'équipe de direction possède également des connaissances approfondies du marché des soins de santé de Houston, ce qui, à son avis, permettra à Northstar d'attirer et de retenir des chirurgiens doués à l'avenir. L'équipe de direction de Northstar Acquisitions est composée principalement de l'équipe de direction du CCA Palladium. Lorsqu'elle oeuvrait pour le CCA Palladium, l'équipe de direction et M. Kramer étaient responsables de l'expansion et de la croissance du CCA Palladium. La direction aura comme objectif de mettre en place les « meilleures pratiques » pour les CCA de Northstar ainsi que pour les autres CCA acquis à l'avenir. À la clôture, M. Kramer sera propriétaire d'une participation indirecte importante dans Northstar à titre de commanditaire unique de Ventures. Se reporter aux rubriques « Administrateurs, dirigeants et la direction – Northstar Acquisition » et « Membres de la direction et personnes intéressés dans des opérations importantes ».

Stratégie de croissance de Northstar

Northstar a l'intention de mettre en œuvre une stratégie de croissance qui comprend à la fois la croissance interne, en augmentant le rendement des CCA existants de Northstar, et l'exécution d'une stratégie d'acquisition sélective.

- *Croissance interne.* D'après la direction, en 2006, les CCA de Northstar ont fonctionné collectivement à environ 36 % de leur capacité globale, ce qui est, selon la direction, bien en-dessous de leur capacité optimale. La direction entreprend une gamme de mesures en vue d'accroître l'utilisation de la capacité excédentaire des CCA de Northstar, y compris la mise en place des « meilleures pratiques » suivantes (i) identifier, attirer et retenir des professionnels compétents en soins de santé; (ii) meilleure efficacité opérationnelle; (iii) mesures de commercialisation efficaces; et (iv) négociation des contrats d'assurance avec les tiers payeurs.
- *Croissance au moyen d'acquisitions.* Le secteur des CCA aux États-Unis est très fragmenté, consistant en plus de 4 600 établissements à l'échelle du pays, les sept plus importantes entreprises ne représentant qu'environ 15 % du marché global. Rien qu'au Texas, plus de 300 établissements sont autorisés à exercer des activités à titre de CCA, dont plus de 60 à Houston. Compte tenu de la nature hautement fragmentée du marché aux États-Unis en général et au Texas en particulier, la direction croit que l'acquisition de CCA additionnels est une source de croissance. Northstar prévoit initialement de saisir d'autres occasions d'acquisition de CCA au Texas et possiblement dans d'autres régions des États-Unis, lesquelles viendraient compléter sa philosophie principale axée sur l'acquisition de CCA multiples situés dans des régions métropolitaines intéressantes de grande envergure.

Se reporter à la rubrique « Activités de Northstar ».

Structure postérieure à la clôture

Le diagramme ci-dessous illustre la structure de la propriété de Northstar à la réalisation du placement ainsi que des opérations dont il est question dans la convention d'investissement. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».



INVESTISSEURS PUBLICS
100 % d'actions ordinaires
Northstar Healthcare Inc.
Healthcare Ventures, Ltd.
Participation de 87,5 %
Participation de 12,5 %
Sociétés de portefeuille américaines
Convention de gestion
55 %
60 %
Société en commandite Palladium
Société en commandite Kirby
Palladium Dallas
River Oaks Pain Clinics

Notes :

1) Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

2) Propriété indirecte qui comprend la participation de commandité.
3) En supposant que l'option pour attributions excédentaires est levée intégralement, il s'agirait d'une participation de 70 %.
4) La participation restante de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) est détenue par les médecins commanditaires.
5) La participation restante de 40 % est détenue par les médecins commanditaires.
6) Northstar possède un droit de premier refus sur toute vente future de The Palladium for Surgery – Dallas.
7) M. Donald L. Kramer, M.D. et chef de la direction de l'émetteur, est propriétaire d'une participation dans Ventures, la société en commandite Palladium, The Palladium for Surgery – Dallas et River Oaks Pain Clinics. Se reporter à la rubrique « Membres de la direction et personnes intéressés dans des opérations importantes ».

Données financières historiques et pro forma sélectionnées de Northstar Partnerships et de l'émetteur

Le tableau suivant fournit un choix de données financières historiques de Northstar Partnerships et pro forma de l'émetteur pour l'exercice terminé le 31 décembre 2006 :

En milliers de $ US	**Exercice terminé le 31 décembre 2006** (non vérifiés)
Produits nets historiques tirés des services aux patients	47 023 $
Bénéfice net historique	29 739
Ajustements du bénéfice net :	
Amortissement	1 150
Augmentation des frais généraux, administratifs et autres dépenses de Northstar Acquisitions[1]	(2 237)
Augmentation des frais généraux, administratifs et autres dépenses de l'Émetteur[2]	(853)
Ajustements pro forma du bénéfice net :	
Frais de gestion existant[3]	1 824
Frais d'assurance[4]	1 871
Frais d'intérêts	234
Frais de gestion des centres gérés[5]	360
BAIIA[6] pro forma	32 088 $
Marge du BAIIA[7] pro forma	68,2 %
Participations minoritaires des médecins commanditaires[8]	(13 606)
Distributions à Ventures (frais de gestion)[9]	(1 910)
BAIIA[6] pro forma net de la participation minoritaire des médecins commanditaires et des distributions à Ventures[10]	16 572 $
Marge de BAIIA[7] pro forma net de la participation minoritaire des médecins commanditaires et des distributions aux entreprises	35,2 %

Notes :

1) La direction estime qu'après le Placement, Northstar Acquisitions encourra des frais généraux et administratifs de façon continue pour la rémunération courante des employés de Northstar Acquisitions, du loyer, des frais de marketing et autres frais administratifs pour la corporation.
2) Comprend les frais administratifs estimatifs à encourir par l'émetteur après le Placement sur les exigences de l'information continue pour les sociétés ouvertes, les relations avec les investisseurs, les frais des administrateurs et autres charges.
3) La société en commandite Palladium paie des frais de gestion de 10 % des revenus nets collectés. Ces frais cesseront à la clôture du Placement.
4) La société en commandite Palladium paie des assurances sur la propriété et responsabilité à une société d'assurance affiliée à deux de ses médecins associés commanditaires et d'une épouse. Les ententes de paiement cesseront à la clôture du Placement.
5) Northstar Acquisitions va recevoir des revenus de gestion des centres gérés égal à 10 % de leurs revenus collectés nets.
6) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».
7) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.
8) Représente les distributions estimatives aux médecins commanditaires de chaque société en commandite Northstar, qui conservera une participation d'associé de 45 % dans la société en commandite Palladium (en assumant qu'il n'y aura pas de d'exercice d'options) et une participation d'associé de 40 % dans la société en commandite Kirby.
9) Inclus 1 542 $ des distributions estimatives des actions de catégorie B de Subco et 368 $ de distributions estimatives sur les parts de catégorie B acquises.
10) Les montants pro forma disponibles à l'émetteur pour payer des dividendes est de 1 800 $ moins que le BAIIA pro forma, net des intérêts minoritaires des médecins commanditaires et des distributions à Ventures en acompte de i) un montant estimatif de 400 $ d'entretien annuel des immobilisations, et ii) un montant estimatif de 1 400 $ de taxes à payer.

Données financières sélectionnées des sociétés en commandite Northstar

Le tableau suivant fournit des données financières historiques combinées des sociétés en commandite Northstar pour les périodes indiquées :

	Exercice terminé le 31 décembre		
	2006	2005	2004
En milliers de $ US			
Produits nets tirés des services aux patients	47 023 $	35 148 $	20 320 $
Bénéfice net	29 739	21 254	12 400
Ajustments du bénéfice net			
Frais d'intérêts	234	286	212
Amortissement	1 150	982	615
BAIIA[1]	31 123	22 522	13 227
Marge du BAIIA[2]	66,2 %	64,1 %	65,1 %

	Exercice terminé le 31 décembre		
	2006	2005	2004
Produits nets tirés des services aux patients			
Société en commandite Palladium	24 623 $	18 344 $	9 578 $
Société en commandite Kirby	22 399	16 804	10 743
Total	47 023	35 148	20 320
Frais[3]			
Société en commandite Palladium	9 584	6 919	3 859
Société en commandite Kirby	7 700	6 975	4 061
Total	17 284	13 894	7 920
Bénéfice net			
Société en commandite Palladium	15 040	11 425	5 719
Société en commandite Kirby	14 699	9 829	6 681
Total	29 739 $	21 254 $	12 400 $

Notes :

1) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

2) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

3) Comprend des frais d'exploitation et des intérêts débiteurs.

LE PLACEMENT

Placement :	12 087 698 actions ordinaires, au moyen d'un nouveau placement.
Prix :	12,25 $ CA l'action ordinaire (le « prix d'offre »).
Taille de l'émission :	148 074 300 $ CA.
Actions en circulation après le présent placement :	12 087 698 actions ordinaires.
Option pour attributions excédentaires :	L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie en tout temps jusqu'à 30 jours après la clôture, visant l'achat d'un maximum de 1 813 154 actions ordinaires supplémentaires au prix de 12,25 $ CA l'action ordinaire uniquement pour couvrir les attributions excédentaires, le cas échéant, et aux fins de stabilisation du marché. Se reporter à la rubrique « Mode de placement ».
Emploi du produit :	Le produit net tiré du placement, déduction faite des frais payables aux preneurs fermes et des frais liés au placement, sont estimés à environ 120,9 millions de dollars. L'émetteur affectera le produit à l'acquisition indirecte de la totalité des parts de catégorie A de Subco et des parts privilégiées de Subco. À la clôture, Northstar Subco affectera une tranche d'environ 59,9 millions de dollars de ce produit à l'acquisition indirecte d'une participation de société en commandite de 55 %, incluant la participation de commandité, dans la société en commandite Palladium et une tranche d'environ 47,7 millions de dollars à l'acquisition indirecte d'une participation de société en commandite de 60 %, incluant la participation de commandité, dans la société en commandite Kirby. Le reliquat du produit sera versé à Ventures. Ventures devrait fournir ou faire en sorte que soit mise à la disposition de Northstar Subco une facilité de crédit renouvelable de cinq ans pour un montant de 5 millions de dollars devant servir aux fins du fonds de roulement. De plus, à la clôture, Ventures fournira une garantie en espèces jusqu'à concurrence de 5 millions de dollars, au besoin, pour appuyer les ententes de couverture de Northstar. Se reporter à la rubrique « Endettement de Northstar ». Le produit net que touchera l'émetteur par suite de la levée de l'option pour attributions excédentaires sera affecté principalement à l'acquisition d'une participation supplémentaire dans la société en commandite Palladium (proportionnellement au pourcentage des options pour attributions excédentaires levées), de sorte que Northstar Subco sera indirectement propriétaire d'une participation de 70 % dans la société en commandite Palladium si l'option pour attributions excédentaires est levée intégralement. Le reliquat du produit sera versé à Ventures. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Emploi du produit ».
Politique en matière de dividendes :	L'émetteur a l'intention d'adopter une politique relativement à la distribution de son encaisse disponible provenant des activités consolidées, sous réserve des lois applicables et de toute condition d'endettement prévalant à ce moment, par le versement de dividendes mensuels sur les actions ordinaires, après avoir conservé les montants jugés raisonnables et prudents par le conseil d'administration notamment aux fins du fonds de roulement, y compris les dépenses en immobilisations et les réserves en capital. Le premier dividende pour la période allant de la clôture au 30 juin 2007 devrait être versé au plus tard le 16 juillet 2007 et est estimé à 0,148 $ CA l'action ordinaire (en supposant que la clôture ait lieu le 17 mai 2007). Des dividendes réguliers ultérieurs d'un montant estimatif de 0,10 $ CA l'action ordinaire devraient être versés chaque mois par la suite à compter du 15 août 2007. Nous ne pouvons garantir que nous verserons de tels dividendes à l'avenir, ni même que nous en verserons. Se reporter à la rubrique « Politique en matière de dividendes ».

Participation retenue :	À la clôture, Ventures sera propriétaire de la totalité des parts de catégorie B de Subco. Chaque part de catégorie B de Subco confère à Ventures le droit de recevoir des distributions de Northstar Subco, après le règlement des droits antérieurs des parts privilégiées de Subco, au prorata aux porteurs de Subco et Ventures. En outre, Ventures sera également propriétaire d'une participation dans Northstar Acquisitions lui conférant 12,5 % des honoraires de gestion obtenus par Northstar Acquisitions. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et Les sociétés en commandite Northstar ». Ventures a le droit d'exiger que Northstar Subco entreprenne des négociations de bonne foi pour racheter ou annuler la totalité ou une partie des parts de catégorie B de Subco en espèces dans certaines circonstances précises. Northstar Subco a également le droit de racheter en espèces une partie des parts de catégorie B de Subco aux fins d'annulation à la juste valeur marchande dans certaines circonstances précises. Se reporter aux rubriques « Participation retenue – Événements relatifs au rachat » et « Convention d'investissement et opérations connexes ». Au moment du rachat des parts de catégorie B de Subco, il y aura une diminution de la participation économique de Ventures correspondante dans Northstar Acquisitions. Se reporter à la rubrique « Northstar Acquisitions – Capital-actions ».
Droits de vote :	Chaque action ordinaire en circulation comporte un vote et, sous réserve de la loi applicable, les porteurs des actions ordinaires exerceront leur vote en tant que catégorie sur toutes les questions soumises aux actionnaires aux fins de vote.
Facteurs de risque :	Les acquéreurs éventuels devraient examiner avec soin et évaluer certains facteurs de risque liés à un placement dans les actions ordinaires, y compris ceux-ci : nous sommes soumis aux risques commerciaux généraux du secteur des CCA; nous dépendons de paiements de tiers payeurs, dont les assureurs privés, les organismes de gestion de soins et les programmes gouvernementaux de soins de santé; nous dépendons de nos chirurgiens et d'autres membres du personnel clés; nos activités ne sont pas diversifiées; les autres fournisseurs de soins de santé nous livrent une concurrence importante; nous sommes assujettis à la réglementation; nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie de croissance organique; nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie d'acquisition; nous pourrions contracter des obligations imprévues et importantes du fait de l'acquisition de CCA; à titre de fournisseur de soins de santé, nous sommes assujettis à des réclamations en responsabilité professionnelle à la fois directement et du fait d'autrui en raison de la faute professionnelle de membres de notre personnel médical; nous nous fondons sur la technologie; nous serons soumis aux coûts à la hausse; nous dépendons des recommandations; nous pourrions être assujettis à des changements dans la loi actuelle ou à l'adoption future de dispositions législatives; nous pourrions être confrontés à une pénurie de personnel infirmier autorisé; notre capacité de verser des dividendes dépend de Northstar Acquisitions qui, en bout de ligne, dépend des CCA de Northstar pour la totalité de l'encaisse disponible pour les dividendes; nous ne contrôlerons pas les affaires médicales quotidiennes et certaines autres affaires des CCA de Northstar; la distribution de la totalité des espèces disponibles pourrait restreindre notre potentiel de croissance et celui des CCA de Northstar; le versement de dividendes n'est pas garanti; les variations des taux de change pourraient avoir des répercussions sur le montant de l'encaisse disponible pour distribution; une dette importante pourrait avoir des conséquences négatives sur nos activités; les émissions futures d'actions ordinaires pourraient entraîner une dilution; il existe des restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens; nous sommes assujettis aux lois fiscales canadiennes et américaines; le United States Internal Revenue Service pourrait mettre en doute la caractérisation de

la convention de rachat à titre d'opération financière; Northstar Holdco pourrait ne pas être en mesure de déduire la totalité des paiements de dividendes effectués sur les parts de catégorie A d'Acquisitions aux fins de l'impôt fédéral américain; Northstar Holdco pourrait ne pas être en mesure de financer le rachat des parts de catégorie A d'Acquisitions d'une manière efficace sur le plan fiscal; les conventions de non-sollicitation et de non-concurrence des médecins commanditaires pourraient ne pas être opposables; il peut exister des conflits d'intérêts; et il peut exister des limites sur la mise à exécution des droits contre Ventures. Se reporter à la rubrique « Facteurs de risque ».

L'ÉMETTEUR

L'émetteur est une société qui a été constituée pour acquérir indirectement ou pour gérer, ou les deux, des centres de chirurgie ambulatoire aux États-Unis, en se concentrant initialement sur la région de Houston et d'autres régions métropolitaines au Texas. Initialement, l'émetteur sera indirectement propriétaire d'une participation dans deux centres de chirurgie ambulatoire à Houston, au Texas (collectivement, les « CCA de Northstar » et individuellement un « CCA de Northstar ») et gérera un centre de chirurgie ambulatoire à Dallas et trois cliniques pour le traitement de la douleur à Houston (collectivement, les « centres gérés »). Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir sa base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance interne et de croissance au moyen d'acquisitions sélectives. Se reporter à la rubrique « Activités de Northstar ».

Les CCA de Northstar sont détenus et exploités par The Palladium for Surgery – Houston, Ltd. (la « société en commandite Palladium » et Medical Ambulatory Surgical Suites, LP (la « société en commandite Kirby », de concert avec la société en commandite Palladium, les « sociétés en commandite Northstar » et individuellement, une « société en commandite Northstar »). Après la réalisation du placement, Northstar Healthcare Subco, L.L.C., filiale indirecte de l'émetteur (« Northstar Subco »), détiendra indirectement une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium détiendront une participation de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby, une participation de 40 % dans la société en commandite Kirby. Northstar aura droit à 87,5 % des distributions indirectement versées par les sociétés en commandite Northstar à Northstar Subco compte tenu de sa participation indirecte et à 87,5 % des frais de gestion payés par les sociétés en commandite Northstar et les centres gérés (déduction faite des distributions préférentielles sur les parts privilégiées de Subco et les parts privilégiées d'Acquisitions et des retenues d'impôt américain applicables). Healthcare Ventures, Ltd., société en commandite du Texas (« Ventures »), aura droit aux distributions et aux frais de gestion résiduels de 12,5 %. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar », « Convention d'investissement et opérations connexes », « Participation retenue » et « Emploi du produit ».

SURVOL DE L'INDUSTRIE

Bref aperçu du marché des soins de santé aux États-Unis

Les États-Unis constituent le plus important marché au monde pour les services de soins de santé. Comme le démontre le graphique ci-dessous, CMS prévoit que les dépenses globales engagées annuellement pour les soins de santé aux États-Unis augmenteront de 2,17 billions de dollars en 2006 à 2,88 billions de dollars en 2010, des augmentations annuelles devant s'élever en moyenne à environ 7 %.

Dépenses pour les soins de santé aux États-Unis
1980 à 2015[1]



4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
(En milliards de $)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Année

Source : CMS

1) Les chiffres pour les années 2006 à 2015 sont des prévisions.

Assurance-maladie

Les services de soins de santé aux États-Unis sont payés en grande partie par une combinaison de payeurs publics et privés. Environ 85 % de la population est couverte par l'assurance-maladie à un certain degré, ce qui comprend les régimes d'assurance-maladie financés publiquement et les régimes d'assurance-maladie privés.

Les régimes d'assurance-maladie financés publiquement comprennent le régime Medicare, qui est destiné généralement aux personnes de 65 ans et plus, le régime Medicaid qui est destiné généralement aux personnes défavorisées et d'autres programmes spécialisés pour le personnel militaire, les employés fédéraux et divers autres groupes. Le régime Medicare est géré et financé par le gouvernement fédéral des États-Unis, tandis que le régime Medicaid est géré en grande partie au niveau étatique, l'appui financier provenant du gouvernement fédéral.

L'assurance-maladie privée aux États-Unis consiste majoritairement en une couverture offerte généralement dans le cadre de l'emploi et qui est basée sur un système de payeurs tiers. Ces régimes offrent habituellement aux assurés des services de soins de santé de portée générale et offrent également aux patients des stimulants financiers pour qu'ils utilisent les prestataires de soins de santé associés à ces régimes.

Les régimes d'assurance privés et publics couvrent une partie du coût des services de soins de santé offerts par des établissements associés et exigent généralement le paiement d'un copaiement, d'une franchise ou d'une coassurance qui doit être acquitté par le patient ou pour son compte. En règle générale, ces paiements représentent une tranche relativement peu élevée du coût global des services de soins de santé. Le graphique ci-dessous démontre le rôle grandissant joué par les payeurs privés en ce qui a trait aux dépenses de santé aux États-Unis au cours des 25 dernières années.

Répartition des dépenses de santé aux États-Unis selon la source du paiement pour 1980, 1990 et 2004[1)]


50 %
45 %
40 %
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
1980
1990
2004
■ Medicare/Medicaid
□ Autres régimes gouvernementaux
■ Décaissement personnel
□ Assurance privée et autres régimes privés

Source : CMS

1) En 2006, le CMS a entrepris une révision de l'évaluation des performances, apportant des modifications aux méthodes, aux définitions et aux sources de données. Pour de plus amples renseignements concernant cette révision, voir http://www.cms.hhs.gov/NationalHealthExpendData.

Établissements de chirurgie

Au cours des 20 dernières années, il y a eu une augmentation constante du nombre d'interventions chirurgicales réalisées aux États-Unis, la demande étant dictée par les progrès technologiques, des consommateurs mieux avertis et une plus grande espérance de vie. Durant les années 1970, les hôpitaux traditionnels ont été les principaux prestataires d'interventions chirurgicales aux États-Unis. Depuis, les progrès soutenus réalisés dans les domaines de l'anesthésie, des techniques médicales et des appareils médicaux ont réduit le caractère effractif de plusieurs interventions chirurgicales, les rendant plus sécuritaires et plus efficaces. De l'avis de la direction, il s'agit de la principale raison qui explique pourquoi le nombre d'interventions chirurgicales réalisées dans d'autres genres d'établissements de chirurgie, notamment des hôpitaux spécialisés et des CCA, a connu un taux de croissance important au cours des dernières années, excédant de loin le nombre de cas et d'interventions recensés en milieu hospitalier traditionnel.

Les hôpitaux traditionnels ont habituellement les équipements, l'infrastructure et le personnel nécessaires pour entreprendre des chirurgies effractives parmi les plus complexes. Elles offrent habituellement une gamme complète de services de soins de santé, notamment la chirurgie générale, les soins intensifs, les soins aigus, les procédures d'obstétrique, d'imagerie et de diagnostic, les services de laboratoire clinique et de pharmacie et les interventions d'urgence. En raison de la gamme variée de services offerts, les hôpitaux traditionnels ont habituellement des exigences de capitaux, d'infrastructure et de personnel beaucoup plus importantes que les établissements de chirurgie de rechange. Au cours des dernières années, les hôpitaux traditionnels ont été confrontés à plusieurs défis, notamment les pressions exercées par les obligations de remboursement, les pénuries d'infirmières, l'augmentation des coûts d'approvisionnement, la montée en flèche des dépenses relatives à la technologie de l'information, la hausse des primes d'assurance et les infrastructures vieillissantes.

Les hôpitaux spécialisés sont des établissements autonomes qui ne sont pas situés dans l'enceinte d'un hôpital traditionnel offrant la gamme complète des services. Les hôpitaux spécialisés sont autorisés à offrir à la fois des procédures de soins externes et des procédures chirurgicales nécessitant un séjour en milieu hospitalier supérieur à 24 heures, lesquelles sont communément désignées des « procédures de soins internes ». Dans l'État du Texas, les hôpitaux spécialisés sont assujettis aux mêmes exigences que les hôpitaux traditionnels en ce qui a trait aux permis. Par conséquent, même si, en règle générale, les hôpitaux spécialisés effectuent seulement des interventions selon un horaire établi, ils doivent également offrir des services d'urgence.

Les centres de chirurgie ambulatoire, comme les CCA de Northstar, offrent une solution de rechange au milieu institutionnel d'un hôpital traditionnel ou spécialisé pour les interventions chirurgicales selon un horaire établi (par opposition aux interventions d'urgence). À la différence des hôpitaux traditionnels ou spécialisés, les CCA sont généralement autorisés à effectuer uniquement des interventions chirurgicales qui ne nécessitent pas un séjour en milieu hospitalier dépassant les 24 heures. Par conséquent, les CCA ne prennent pas les patients dont les interventions nécessitent un séjour en milieu hospitalier. Ces procédures sont communément désignées des « procédures de soins externes ». En règle générale, les CCA se concentrent sur une ou plusieurs spécialités cliniques, notamment l'orthopédie, l'ophtalmologie, le traitement de la douleur, l'oto-rhino-laryngologie, l'endoscopie, la côlonscopie, la podologie, les problèmes de santé des femmes et d'autres interventions chirurgicales de nature générale. En privilégiant un type limité d'interventions spécialisées à volume élevé, les médecins et le personnel des CCA sont en mesure de mettre au point des pratiques et des techniques qui augmentent leur productivité et, par conséquent, qui offrent généralement une meilleure qualité de soins à un coût moins élevé pour l'établissement que les hôpitaux traditionnels.

Croissance du secteur des CCA aux États-Unis

Selon la Federated Ambulatory Surgery Association, les CCA ont pratiqué plus de 12 millions d'interventions aux États-Unis en 2005. D'après un rapport de la Medicare Payment Advisory Commission en date de mars 2006, le nombre de CCA qui ont obtenu l'attestation de Medicare est passé de 2 786 en 1999 à 4 506 en 2005, soit une augmentation de 62 %. Comme le démontre le graphique ci-dessous, le pourcentage des interventions chirurgicales effectuées en milieu externe (notamment les CCA) comparativement aux hôpitaux traditionnels et spécialisés a augmenté considérablement au cours des 25 dernières années.

Volume des interventions chirurgicales effectuées en milieu interne par rapport à celles effectuées en milieu externe de 1981 à 2005[1]



Interventions (en millions)
60
50
40
30
20
10
0
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
Interventions effectuées en milieu externe
Interventions effectuées en milieu interne

Source : Analyse réalisée par Avalere Health de l'étude de Verispan intitulée « Diagnostic Imaging Center Profiling Solution, 2004 » et les données du sondage annuel de l'American Hospital Association sur les hôpitaux communautaires, 1981 à 2004.

1) Les données pour 2005 sont estimatives.

De l'avis de la direction, la croissance du secteur des CCA peut être attribuée principalement aux trois facteurs suivants :

- *Progrès sur le plan technologique.* Des améliorations technologiques ont grandement facilité l'exécution d'un vaste éventail d'interventions dans les CCA. Des produits anesthésiques à action plus rapide et plus efficace et des techniques moins effractives (notamment l'arthroscopie et l'endoscopie) ont réduit la nature traumatisante des interventions chirurgicales (par exemple, en éliminant le besoin pour de grandes incisions) de même que les délais de récupération de la part des patients après la chirurgie. On prévoit qu'un nombre grandissant d'interventions chirurgicales pourront se faire dans le cadre d'un CCA au fur et à mesure que d'autres progrès sont réalisés dans le domaine des sciences médicales.

- *Solution de rechange à coûts moins élevés.* Une étude réalisée en 2005 par The Moran Company a démontré que les montants réclamés relativement aux interventions effectuées dans les CCA coûtent en moyenne 320 $ moins cher par intervention à Medicare, comparativement aux interventions qui sont pratiquées dans les hôpitaux traditionnels. En outre, la Foundation for Ambulatory Surgery in America a déclaré que, en 2005, certaines interventions couvertes par Medicare qui ont été effectuées dans les CCA plutôt que dans les hôpitaux traditionnels ont permis de réaliser des économies de 1,1 milliard de dollars au titre du programme Medicare durant l'année. En règle générale, une intervention chirurgicale réalisée dans un CCA coûte moins cher qu'une intervention chirurgicale externe effectuée dans un hôpital en raison de la meilleure planification des horaires, des coûts de développement moins élevés pour l'installation, de l'utilisation plus efficace du personnel et de l'emplacement, d'un milieu d'exploitation spécialisé axé sur le contrôle des coûts et d'une demande réduite pour un séjour jusqu'au jour suivant ou prolongé en milieu hospitalier.

- *Préférence des patients et des chirurgiens.* Les CCA offrent aux chirurgiens plus de souplesse quant à la planification des horaires, une plus grande commodité, du personnel infirmier plus constant et des délais d'exécution plus rapides entre les cas. Les interventions effectuées dans les CCA sont de nature non urgente, ce qui fait en sorte qu'elles peuvent être planifiées sans crainte d'être interrompues par la chirurgie d'urgence d'un autre médecin du bloc opératoire. De plus, la direction croit que les patients préfèrent le milieu moins institutionnel, les niveaux plus élevés de services à la clientèle, de même que la commodité, les procédures administratives simplifiées et la plus grande souplesse quant à la planification des horaires qu'offrent les CCA.

ACTIVITÉS DE NORTHSTAR

Bref aperçu des activités

Les sociétés en commandite Palladium et Kirby détiennent et exploitent deux CCA à Houston, au Texas. Les CCA de Northstar sont des centres de chirurgie ambulatoire autorisés qui offrent des interventions chirurgicales selon des horaires planifiés dans un nombre limité de spécialités cliniques, leur permettant de mettre au point des protocoles, des procédures et des techniques en vue d'obtenir un maximum d'efficacité et de productivité sur le plan opérationnel tout en offrant une meilleure expérience sur le plan des soins de santé tant pour les chirurgiens que les patients. Les CCA de Northstar comprennent The Palladium for Surgery (le « CCA Palladium ») et le Kirby Surgery Center (le « CCA Kirby »).

Ensemble, les CCA de Northstar ont sept blocs opératoires, trois salles de traitement ou de procédures, qui sont habituellement utilisés par des spécialistes en traitement de la douleur ou pour les côlonoscopies, 12 lits pré-opératoires, 17 lits post-opératoires ou de convalescence et 91 chirurgiens jouissant des privilèges du personnel médical. Se reporter à la sous-rubrique « – Description des CCA de Northstar ».

Les CCA de Northstar n'offrent pas la gamme complète des services habituellement offerts par les hôpitaux traditionnels, mais sont plutôt axés sur certaines spécialisations cliniques, notamment la chirurgie orthopédique, la chirurgie podologique, la chirurgie ORL, le traitement de la douleur et la chirurgie générale. Se reporter à la sous-rubrique « – Modèle des revenus – Composition des cas ».

Les objectifs de Northstar sont (i) d'accroître la valeur à long terme de Northstar au moyen de la propriété et de la gestion des CCA, et (ii) d'élargir la base d'actif et d'augmenter les dividendes en poursuivant une stratégie de croissance au moyen d'acquisitions sélectives et de croissance interne.

L'équipe de direction sera à l'emploi de Northstar Acquisitions L.L.C. (« Northstar Acquisitions »). En plus d'avoir une participation majoritaire dans les CCA de Northstar et de les gérer, Northstar Acquisitions gérera également les centres gérés. Northstar Acquisitions recevra des centres gérés des honoraires de gestion correspondant à 10 % de leurs revenus recouvrés nets. Se reporter à la sous-rubrique « – Description des centres gérés » ci-après.

Atouts de Northstar

La direction croit que Northstar possède plusieurs attributs qui lui permettent de se démarquer de ses concurrents, à savoir les hôpitaux traditionnels, les centres de chirurgie spécialisés et d'autres CCA. Ces attributs comprennent :

Projet avantageux à multiples facettes pour les chirurgiens, les patients et les payeurs

Les CCA de Northstar offrent un milieu de travail où les chirurgiens peuvent fournir des services de soins de santé de grande qualité et profiter au maximum de leur volume de cas. La direction croit que les CCA de Northstar sont exploités de façon efficace dans le but de réduire les délais pour les patients et d'offrir un cadre beaucoup plus agréable qu'un hôpital traditionnel. De plus, la direction croit que les CCA de Northstar peuvent fournir des services de soins de santé d'une façon plus rentable que les hôpitaux traditionnels.

Rendements financiers et d'exploitation solides

Les CCA de Northstar jouissent d'un rendement financier amélioré. Le total des revenus nets provenant des services fournis aux patients pour les sociétés en commandite Northstar ont augmenté, passant d'environ 20,3 millions de dollars en 2004 à 47,0 millions de dollars en 2006, soit une augmentation de 131 %. Le total du BAIIA pour les sociétés en commandite Northstar a augmenté, passant d'environ 13,2 millions de dollars en 2004 à 31,1 millions de dollars en 2006, soit une augmentation de 136 %. De plus, la direction croit que les CCA de Northstar ont démontré qu'ils ont la capacité de mettre en place des procédures cliniques et administratives en vue de maximiser l'efficacité et la productivité des chirurgiens. En exécutant avec succès une stratégie commerciale qui met au premier plan la satisfaction du patient et du chirurgien de même que l'efficacité opérationnelle, les sociétés en commandite Northstar ont inscrit des taux de croissance solides et constants sur le plan des revenus nets provenant des services fournis aux patients et de la rentabilité.

Perspectives intéressantes pour la croissance interne

Les CCA de Northstar jouissent d'une importante capacité en ce qui a trait à l'accroissement futur du volume des cas. Comme le démontre le tableau qui suit, la direction croit que les CCA de Northstar fonctionnent considérablement en-dessous de leur capacité optimale. Toutefois, il y a plusieurs facteurs qui peuvent avoir une incidence sur la capacité d'un CCA de fonctionner à une capacité de 100 %, notamment le fait que les patients préfèrent planifier les interventions chirurgicales à des heures particulières et à des jours particuliers de la semaine. De plus, des facteurs tels que les horaires des médecins et des patients, les prolongations imprévues qui peuvent être nécessaires pour certaines interventions, la disponibilité du personnel clinique et le nombre de lits pré-opératoires et post-opératoires disponibles peuvent également limiter la capacité d'un CCA de fonctionner à pleine capacité. Se reporter à la sous-rubrique « – Stratégie de croissance de Northstar – Croissance interne » ci-après.

CCA	% de capacité[1)]
Palladium	44 %
Kirby	29 %
Total	36 %[2)]

Notes :

1) Selon les estimations de la direction. Se reporter à la rubrique « Sens de certains termes clés ».

2) Le total moyen pondéré est basé sur le nombre de salles d'opérations et de procédures.

Le milieu des CCA offre de nombreuses cibles d'acquisitions

D'après la Foundation for Ambulatory Surgery in America, il y a à l'heure actuelle plus de 4 600 CCA aux États-Unis. Le secteur des CCA est très fragmenté, les sept premiers intervenants représentant collectivement seulement environ 15 % de l'ensemble du marché. Northstar constitue une plateforme intéressante pour des CCA appartenant à des chirurgiens, car elle possède une équipe de direction chevronnée et des ressources importantes. La direction a mis en place une stratégie d'acquisition sélective dans le but d'appuyer la croissance future. Se reporter à la sous-rubrique « Stratégie de croissance de Northstar – Croissance au moyen d'acquisitions » ci-après.

Droit de propriété des chirurgiens

Les médecins commanditaires de la société en commandite Palladium conserveront une participation de société en commandite à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. En raison de la structure particulière du droit de propriété, les médecins commanditaires de chaque CCA de Northstar ont un intérêt financier important et continu dans la réussite du CCA en question. De plus, les médecins commanditaires, qui ont collectivement traité environ 63,2 % des cas des CCA de Northstar en 2006, ont des obligations contractuelles permanentes en ce qui concerne le rendement en vertu des conventions de société en commandite.

Composition favorable de payeurs

En 2006, environ 99 % des revenus perçus par les sociétés en commandite Northstar provenaient de payeurs privés (ou non gouvernementaux), le solde de 1 % provenant des régimes Medicare et Medicaid. Selon la direction, le fait que Northstar table sur des sources de payeurs privés signifie que Northstar sera moins sensible aux risques associés aux changements qui peuvent être apportés aux programmes de paiement gouvernementaux. Le graphique qui suit présente la composition des payeurs pour les sociétés en commandite Northstar au cours des trois dernières années.


Revenus nets provenant des services fournis aux patients – Sources des payeurs[1]
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
2004
2005
2006
Assurance privée et autres sources de paiements privés
Programme d'accidents du travail
Medicare/Medicaid

1) Non vérifié.

Concentration géographique sur le marché en pleine croissance de Houston

Les CCA de Northstar sont situés à Houston, au Texas, dont la population de la région métropolitaine s'élève à environ 5 millions d'habitants. La population de la ville de Houston, la quatrième ville d'importance aux États-Unis, a connu un taux annuel de croissance moyen d'environ 2,9 % depuis 2000. La ville de Houston est reconnue à travers le monde pour ses innovations dans les services de santé et de soins de santé et, par conséquent, elle attire des patients qui proviennent d'une région géographique de plus en plus vaste. Le Texas Medical Center, avec plus de cinq millions de rendez-vous/patients annuellement et un des taux de densité les plus élevés au monde en termes de cliniques et d'établissements de recherche médicale et de sciences de base, est le plus important district médical au monde. Situé à quelques milles des CCA de Northstar, le Texas Medical Center comprend 42 institutions consacrées à la médecine, 13 hôpitaux et deux facultés de médecine d'où provient un flot régulier de nouveaux chirurgiens. De plus, plusieurs sociétés nationales et multinationales oeuvrant dans les secteurs de l'énergie, la fabrication, les finances et les services ont des bureaux à Houston et ces entreprises offrent une couverture d'assurance-maladie privée avec remboursement à leurs employés.

Équipe de direction chevronnée

L'équipe de direction sera à l'emploi de Northstar Acquisitions. L'équipe de direction de Northstar, dirigée par Donald Kramer, M.D., son chef de la direction, a une vaste expérience dans les secteurs des CCA et des soins de santé et jouit d'une excellente réputation pour ce qui est de l'acquisition et l'exploitation avec succès d'établissements de soins de santé externes. L'équipe de direction possède également des connaissances approfondies du marché des soins de santé de Houston, ce qui, à son avis, permettra à Northstar d'attirer et de retenir des chirurgiens doués à l'avenir. L'équipe de direction de Northstar est composée principalement de l'équipe de direction du CCA Palladium. Lorsqu'ils oeuvraient pour le CCA Palladium, l'équipe de direction et M. Kramer étaient responsables de l'expansion et de la croissance du CCA Palladium. Par exemple, les revenus nets provenant des services fournis aux patients pour la société en commandite Palladium sont passés d'environ 9,6 millions de dollars en 2004 à plus de 24,6 millions de dollars en 2006. La direction aura comme objectif de mettre en place les « meilleures pratiques » pour les CCA de Northstar ainsi que pour les autres CCA acquis à l'avenir. À la clôture, M. Kramer sera propriétaire d'une participation indirecte importante dans Northstar à titre de commanditaire unique de Ventures. Se reporter aux rubriques « Administrateurs, dirigeants et la direction – Northstar Acquisition » et « Membres de la direction et personnes intéressés dans des opérations importantes ».

Stratégie de croissance de Northstar

Northstar a l'intention de mettre en œuvre une stratégie de croissance qui comprend à la fois la croissance interne, en augmentant le rendement des CCA existants de Northstar, et l'exécution d'une stratégie d'acquisition sélective.

Croissance interne

D'après la direction, en 2006, les CCA de Northstar ont fonctionné collectivement à environ 36 % de leur capacité globale, ce qui est, selon la direction, bien en-dessous de leur capacité optimale. La direction entreprend une gamme de mesures en vue d'accroître l'utilisation de la capacité excédentaire des CCA de Northstar. Ces mesures consisteront principalement en la mise en place de « meilleures pratiques » au sein des CCA de Northstar et des autres CCA acquis à l'avenir. Ces meilleures pratiques comprennent :

Identifier, attirer et retenir des professionnels compétents en soins de santé

La direction croit que les CCA de Northstar continueront d'attirer des chirurgiens très doués en raison de l'engagement des CCA de Northstar d'offrir d'excellents soins et des services personnalisés aux patients. La direction croit également que les compétences et la réputation du personnel chirurgical des CCA de Northstar, dont plusieurs sont les médecins attitrés d'équipes sportives professionnelles, permettront aux CCA de Northstar de continuer d'attirer d'autres chirurgiens actifs très doués ainsi que d'autres professionnels œuvrant dans les soins de santé. De plus, les CCA de Northstar ont démontré qu'ils étaient capables de mettre en place des systèmes et des protocoles cliniques, de dotation du personnel et de programmation des horaires qui augmentent la productivité des chirurgiens et encouragent leur réussite tant professionnelle que financière. D'après la direction, cette priorité accordée aux chirurgiens, lorsque jumelée à un engagement d'offrir des soins de santé de qualité dans un milieu agréable et convenable pour les patients, permettra d'augmenter de façon continue le nombre d'interventions réalisées dans les CCA de Northstar.

Dans le cadre de ses projets de recrutement de médecins, la direction a l'intention de continuer d'accorder une importance particulière aux spécialisations et aux chirurgiens qui seraient en mesure de générer d'importants revenus pour les CCA de Northstar. Le grand nombre de pratiques médicales communautaires à Houston constitue un réservoir de talents importants duquel Northstar peut recruter des chirurgiens compétents. De plus, le Texas Medical Center de Houston, avec ses deux facultés de médecine et ses 14 hôpitaux, est l'un des plus importants centres de formation de médecins au monde. Après avoir complété leur formation, plusieurs médecins qui ont étudié au Texas Medical Center décident de vivre et de travailler à Houston en raison de sa base de population à croissance rapide, des aspects démographiques prometteurs et d'autres facteurs comme la qualité de vie.

Au cours des trois dernières années, la CCA Palladium a connu une croissance interne importante en raison, entre autres, du nombre plus élevé d'interventions réalisées par des chirurgiens qui ne sont pas des médecins commanditaires. La direction a l'intention de continuer à inviter des chirurgiens qui ne sont pas des médecins commanditaires à pratiquer dans les CCA de Northstar afin d'augmenter la croissance sans diluer les participations aux capitaux propres des médecins commanditaires actuels.

Meilleure efficacité opérationnelle

Les procédures cliniques et opérationnelles en place dans les CCA de Northstar sont conçues de façon à obtenir une efficacité opérationnelle maximale. Par exemple, le CCA Palladium a maintenant mis en place un système de facturation électronique qui, de l'avis de la direction, a réduit considérablement les cycles de paiement. De plus, le CCA de Kirby a mis en œuvre une série de programmes de services administratifs en vue d'accroître l'efficacité opérationnelle, y compris en matière de comptabilité, de recouvrement et de ressources humaines. En se concentrant sur un nombre limité d'interventions spécialisées, les CCA de Northstar peuvent mettre au point et mettre en œuvre de meilleures pratiques cliniques et administratives qui augmentent la productivité des chirurgiens. Chaque CCA de Northstar continuera de peaufiner sa composition de cas dans le but d'améliorer son efficacité opérationnelle. La direction sera responsable d'établir et de réaliser les synergies potentielles entre les CCA de Northstar, notamment la mise en œuvre des meilleures pratiques, l'évaluation des performances, la planification stratégique, la normalisation des systèmes d'information et de rapports, les équipements et les approvisionnements, et la participation aux programmes d'achats groupés.

Mesures de commercialisation efficaces

Une gamme variée de programmes de commercialisation ciblés ont donné lieu à une croissance interne importante du CCA Palladium. Par exemple, le CCA Palladium a commercialisé avec succès des interventions en pédiatrie (notamment les amygdalectomies et les tubes pour les oreilles chez les enfants) en fixant les rendez-vous le samedi afin de mieux accommoder les parents qui travaillent. De plus, le CCA Palladium a inauguré et fait la promotion des

colonoscopies les samedis matin, donnant ainsi aux patients suffisamment de temps pour récupérer avec une perte minimale de jours de travail. Sous la bannière « Centre des sinus de Houston », le CCA Palladium a mis en œuvre une campagne de publicité conjointe ciblant les patients qui nécessitent une intervention chirurgicale du sinus facial. Les coûts de ce programme sont répartis entre les chirurgiens ORL du CCA Palladium. Northstar a l'intention de mettre en place des pratiques chirurgicales innovatrices et des campagnes de commercialisation créatives semblables qui sont adaptées aux spécialisations particulières de chacun des CCA de Northstar.

Mise en place de programmes de formation pour médecins

Les CCA de Northstar offrent des programmes de formation pour médecins dont le but est d'encourager la réussite financière à long terme des CCA de Northstar. Par exemple, au cours des trois dernières années, le CCA Palladium a entrepris avec succès la formation de plus de 10 médecins de soins primaires, leur permettant d'offrir des injections pour le traitement de la douleur. Les médecins qui ont été ainsi formés peuvent maintenant traiter leurs propres patients au CCA Palladium plutôt que de les orienter vers des spécialistes en traitement de la douleur qui pratiquent dans des CCA non associés. À l'heure actuelle, plus de 30 % des cas concernant le traitement de la douleur au CCA Palladium sont traités par des médecins qui ont été formés par le CCA Palladium. De plus, le CCA Palladium est un centre de formation primaire pour le traitement de la douleur pour les deux facultés de médecine de Houston. Le CCA Palladium reçoit également des étudiants en médecine, des médecins résidents et des médecins collègues à tour de rôle. Les programmes de formation ont servi d'outil de recrutement utile pour le CCA Palladium et lui ont permis d'établir sa réputation sur le marché de Houston. La direction a l'intention d'offrir des programmes de formation à l'ensemble des CCA de Northstar.

Négociation des contrats d'assurance avec les tiers payeurs

Les CCA de Northstar peuvent décider d'offrir des rabais contractuels aux compagnies d'assurance dans le but d'augmenter le nombre de patients qui sont référés par ces assureurs. La direction a une vaste expérience en ce qui a trait à la négociation de tarifs favorables avec ces entités payeurs.

Croissance au moyen d'acquisitions

Le secteur des CCA aux États-Unis est très fragmenté, consistant en plus de 4 600 établissements à l'échelle du pays, les sept plus importantes entreprises ne représentant qu'environ 15 % du marché global :

Principaux intervenants sur le marché des CCA à but lucratif aux États-Unis

Entreprise de CCA	Nombre de CCA	Part de marché estimative
HealthSouth Corp.	153	3,4 %
Amsurg Corp.	153	3,4 %
United Surgical Partners International, Inc.	128	2,8 %
HCA, Inc.	92	2,0 %
Nucterra Healthcare, LLC	70	1,6 %
Symbion, Inc.	62	1,4 %
SurgCenter Development	43	1,0 %

Source : Sondage sur le secteur des CCA publié par Deutsche Bank Securities, Inc. le 6 octobre 2006.

Rien qu'au Texas, plus de 300 établissements sont autorisés à exercer des activités à titre de CCA, dont plus de 60 à Houston. Compte tenu de la nature hautement fragmentée du marché aux États-Unis en général et au Texas en particulier, la direction croit que l'acquisition de CCA additionnels est une source de croissance. Northstar prévoit initialement de saisir d'autres occasions d'acquisition de CCA au Texas et possiblement dans d'autres régions des États-Unis, lesquelles viendraient compléter sa stratégie principale, axée sur l'acquisition de CCA multiples situés dans des régions métropolitaines intéressantes de grande envergure.

Lorsqu'elle évalue une cible d'acquisition, Northstar tiendra compte de plusieurs critères, notamment son potentiel de croissance en termes de revenus et de flux de trésorerie, les marges bénéficiaires, la possibilité de réaliser des synergies, la concurrence sur le marché local et la taille de ce marché, la composition des cas, la composition des payeurs, la qualité des chirurgiens associés, la capacité de conclure des contrats avec des organismes de gestion de

soins à l'échelle locale et les questions concernant l'obtention des permis et autres questions d'ordre réglementaire. La direction entend tirer profit , entre autres, de ses relations au sein de l'industrie pour cibler des candidats éventuels aux fins d'acquisition, communiquer avec ceux-ci et établir une relation avec eux.

Après avoir repéré une cible d'acquisition, Northstar mènera des enquêtes sur le plan financier et juridique et évaluera les installations ainsi que les systèmes et procédures d'exploitation de la cible et mènera des entrevues avec la direction, les chirurgiens affiliés et le personnel de l'entreprise cible. Après l'acquisition d'un CCA, la direction se concentrera sur la mise à niveau des activités de commercialisation ainsi que des systèmes et des protocoles en vue d'augmenter la rentabilité.

La direction entend mener des recherches actives dans le but de repérer des acquisitions de CCA éventuelles, qui pourraient améliorer la stratégie de croissance de Northstar, et un certain nombre d'occasions éventuelles sont actuellement en cours d'évaluation par Northstar. Même si la direction croit que certaines de ces occasions pourraient aboutir à des acquisitions futures, aucun engagement n'a été pris par Northstar Acquisitions ou l'un ou l'autre de ses mandataires ou représentants relativement aux acquisitions éventuelles qui sont envisagées et rien ne garantit que Northstar poursuivra ou conclura toute opération qu'elle envisage à l'heure actuelle.

Description des CCA de Northstar

Le tableau qui suit présente des renseignements concernant chacun des CCA de Northstar en date du 31 décembre 2006 et, en ce qui a trait au pourcentage des revenus recouvrés nets qui est attribué aux médecins commanditaires pour l'exercice terminé le 31 décembre 2006.

CCA de Northstar	Blocs opératoires	Salles de traitement	Lits pré-opératoires	Lits post-opératoires	Chirurgiens actifs avec privilèges médicaux	Nombre de médecins commanditaires	Pourcentage des revenus recouvrés nets[1] attribué aux médecins commanditaires
Palladium	3	2	7	9	80	5	44,4 %
Kirby	4	1	5	8	11	10	100,0 %
Total	**7**	**3**	**12**	**17**	**91**	**15**	—

Note :

1) Les revenus nets perçus consistent en les revenus nets provenant des services fournis aux patients qui sont effectivement perçus au cours d'une année civile.

CCA Palladium

Le CCA Palladium est situé au 4120 Southwest Freeway, 2e étage, à Houston, au Texas, à moins d'un mille du complexe Galleria, un vaste ensemble de bureaux et de magasins de réputation mondiale, se trouvant à quelques minutes du Texas Medical Center et juste à l'est du carrefour le plus occupé du Texas. L'exploitation a débuté en décembre 2003 et, en date du 1er janvier 2007, 80 chirurgiens ayant accès au personnel du CCA Palladium oeuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, la podologie, l'orthopédie, la chirurgie générale, la médecine chiropratique et gastrointestinale.

L'établissement de 14 875 pieds carrés est loué à l'heure actuelle d'un tiers à un loyer moyen de 34 105 $ par mois. Le bail, dont la durée initiale prend fin en 2013, prévoit deux périodes de reconduction de cinq ans et il est en règle à l'heure actuelle. Le CCA Palladium appartient à la société en commandite Palladium. À la clôture, Northstar Subco détiendra indirectement une participation à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) alors que le solde de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) appartiendra aux médecins commanditaires de Palladium.

CCA Kirby

Le CCA Kirby est situé au 9300 Kirby Drive à Houston, au Texas, à environ quatre milles du centre-ville de Houston. L'exploitation a débuté en juin 2003 et, en date du 1er janvier 2007, 11 chirurgiens ayant accès au personnel œuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, l'orthopédie et la chirurgie générale.

L'établissement d'environ 11 000 pieds carrés est loué d'un tiers à un loyer moyen de 10 668 $ par mois jusqu'en juin 2007 inclusivement et à un loyer de 11 768 $ par la suite. Le bail, dont la durée initiale prend fin en 2014 est présentement en règle. Le CCA Kirby appartient à la société en commandite Kirby. À la clôture, Northstar Subco détiendra indirectement une participation à hauteur de 60 % dans la société en commandite Kirby alors que le solde de 40 % appartiendra aux médecins commanditaires de Kirby.

Description des centres gérés

En plus d'être propriétaire et d'exploiter les CCA de Northstar, Northstar Acquisitions fournira des services de gestion aux centres gérés, lesquels consistent initialement en The Palladium for Surgery – Dallas et River Oaks Pain Management.

The Palladium for Surgery – Dallas est situé au 5920 Forest Park, bureau 700, à Dallas (Texas). L'exploitation a débuté en 2005, et en date du 1er janvier 2007, 28 chirurgiens ayant accès au personnel oeuvraient dans des domaines de spécialisation comme le traitement de la douleur, l'ORL, l'orthopédie et la chirurgie générale.

River Oaks Pain Management consiste en trois cliniques de traitement de la douleur situés (i) au 4120 Southwest Freeway, bureau 230, à Houston, Texas, (ii) au 20202 Highway 59 North, bureau 300 à Humble (Texas) et (iii) au 4721 Garth Road, bureau A-100, à Baytown (Texas).

Les centres gérés sont gérés par Northstar Acquisitions en vertu d'une convention de gestion. La convention de gestion prévoit des honoraires de gestion de 10 % des revenus recouvrés nets. La convention de gestion a une durée de cinq ans et est renouvelée automatiquement. Northstar a un droit de premier refus relativement à l'acquisition de The Palladium for Surgery – Dallas. Sur une base pro forma, les centres gérés auraient généré des produits d'environ 360 000 $ pour Northstar en 2006. Se reporter à la rubrique « Données financières pro forma sélectionnées de l'émetteur ».

Northstar Acquisitions peut également fournir à l'occasion des services de gestion à des cabinets de médecins privés.

Modèle des revenus

Bref aperçu

Les revenus gagnés par les CCA de Northstar varient selon le type d'intervention chirurgicale qui est réalisée. Pour chaque intervention médicale qui est pratiquée, il y a habituellement trois niveaux de facturation des patients, chaque niveau faisant l'objet d'une facturation distincte :

- les honoraires du centre de chirurgie pour l'utilisation des infrastructures, de l'équipement chirurgical, du personnel infirmier, des services professionnels non chirurgicaux, des approvisionnements et des autres services de soutien, lesquels honoraires sont exigés par le CCA de Northstar;
- les honoraires de chirurgie qui sont gagnés, facturés et perçus séparément par le chirurgien effectuant l'intervention, lesquels honoraires sont distincts et séparés des honoraires exigés par le CCA de Northstar; et
- les honoraires d'anesthésie qui sont gagnés, facturés et perçus séparément par l'anesthésiste, lesquels honoraires sont distincts et séparés des honoraires exigés par le CCA de Northstar et le chirurgien.

L'ensemble des revenus dépend du volume des interventions chirurgicales, de la composition des cas et des tarifs de paiement des payeurs respectifs. Le tableau qui suit présente les revenus nets provenant des services fournis aux patients, le nombre d'interventions réalisées et les revenus nets par intervention provenant des services fournis aux patients pour chacun des CCA de Northstar au cours des trois derniers exercices.

	Revenus nets provenant des services fournis aux patients $ (en milliers)			Nombre de procédures			Revenus nets provenant des services fournis aux patients ($) par intervention[1]		
CCA	2006	2005	2004	2006	2005	2004	2006	2005	2004
Palladium	24 623 $	18 344 $	9 578 $	18 827	15 728	16 794	1 308 $	1 166 $	570 $
Kirby	22 399	16 804	10 743	17 573	14 394	7 195	1 275	1 167	1 493
Total	47 023 $	35 148 $	20 320 $	36 400	30 122	23 989	1 292 $	1 167 $	847 $
Pourcentage total de la croissance au fil des années	33,8 %	73,0 %	— %	20,8 %	25,6 %	— %	10,7 %	37,8 %	— %

Note :

1) Calculé en divisant les revenus nets provenant des services fournis aux patients par le nombre d'interventions.

Composition des cas

Les CCA de Northstar privilégient un type limité d'interventions chirurgicales non urgentes à volume élevé. La composition des cas pour chaque CCA de Northstar dépend des domaines de spécialisation clinique des chirurgiens faisant partie du personnel médical et des équipements et de l'infrastructure que possède chaque établissement. Les deux CCA de Northstar ont l'intention de continuer à peaufiner leur composition des cas au fur et à mesure que les occasions se présentent. Le tableau qui suit présente le nombre combiné d'interventions et les revenus nets perçus qui ont été générés par les spécialisations médicales en 2006 et en 2005 par les CCA de Northstar :

Composition des cas des CCA de Northstar[1]

Spécialisation	Nombre de cas[2] en 2006	Pourcentage des cas[2] en 2006	Revenus nets perçus[3] en 2006	Pourcentage des revenus nets perçus[3] en 2006	Nombre de cas[2] en 2005	Pourcentage des cas[2] en 2005	Revenus nets perçus[3] en 2005	Pourcentage des revenus nets perçus[3] en 2005
Traitement de la douleur	5 127	50,0 %	21 243 $	46,9 %	4 582	54,2 %	16 004 $	45,0 %
Orthopédie[4]	3 027	29,5 %	13 969	30,9 %	2 533	30,0 %	14 701	41,3 %
Podologie	727	7,1 %	5 034	11,1 %	386	4,6 %	2 345	6,6 %
Gastrointestinal/urologie	661	6,4 %	588	1,3 %	618	7,3 %	677	1,9 %
Chirurgie générale	367	3,6 %	1 240	2,7 %	258	3,1 %	1 372	3,9 %
ORL	342	3,3 %	3 191	7,0 %	71	0,8 %	464	1,3 %
Total	10 251	100,0 %	45 265 $	100,0 %	8 448	100,0 %	35 563 $	100,0 %

Notes :

1) Non vérifié.

2) Le terme « cas » désigne le genre ou la catégorie de chirurgie qui a été effectuée et peut souvent comprendre plusieurs interventions. Par exemple, des interventions chirurgicales pour réparer trois différents ligaments dans le genoux d'un patient seraient considérées comme un cas orthopédique mais comme trois interventions orthopédiques.

3) Les revenus nets perçus (en milliers de dollars américains) consistent en les revenus nets provenant des services fournis aux patients qui sont effectivement perçus au cours d'une année civile.

4) Comprend les cas de chiropratie.

Composition des payeurs

Les paiements que les CCA de Northstar reçoivent pour les interventions chirurgicales et les services connexes sont versés par des régimes d'assurance-maladie privés, des programmes d'accidents du travail, par les patients directement et par des régimes payeurs gouvernementaux. Une tranche importante (99 %) des revenus nets provenant des services fournis aux patients générés par les CCA de Northstar est basée sur des paiements versés par des régimes

privés d'assurance (non gouvernementaux). Les CCA de Northstar reçoivent très peu de revenus (environ 1 %) pour des interventions effectuées dans le cadre des régimes Medicare ou Medicaid. Les CCA de Northstar reçoivent également une tranche relativement peu élevée de leurs revenus directement des patients non assurés qui doivent payer de leur propre poche pour les services qu'ils reçoivent. Par contre, les patients assurés sont responsables de payer pour les services qui ne sont pas couverts par leur régime d'assurance-maladie, de même que les franchises, les copaiements et les obligations de coassurance qui sont exigibles en vertu de leurs régimes. Le montant de ces franchises, copaiements et obligations de coassurance a augmenté dernièrement, mais il ne représente pas une composante importante des revenus générés par les sociétés en commandite Northstar. Se reporter à la rubrique « Atouts de Northstar – Composition favorable des payeurs ».

Sources des honoraires du centre de chirurgie

Les honoraires du centre de chirurgie des CCA de Northstar sont générés par les médecins commanditaires et les autre chirurgiens qui pratiquent dans les CCA de Northstar. Ces honoraires du centre de chirurgie sont facturés et perçus directement par les sociétés en commandite Northstar. Par contre, les CCA de Northstar, à titre individuel et à l'occasion, peuvent aussi conclure des ententes avec d'autres chirurgiens qui réalisent des interventions moyennant des honoraires préétablis. Les interventions sont souvent réservées et réalisées de façon ponctuelle selon la disponibilité du personnel et de l'espace. La grille des honoraires pour ces ententes peut varier, mais elle est généralement structurée selon un pourcentage (habituellement de 40 % à 50 %) des honoraires du centre de chirurgie. En plus de constituer une source additionnelle de revenus pour les CCA de Northstar, la direction croit que ces ententes de rechange permettent aux CCA de Northstar d'attirer et d'évaluer de futurs médecins commanditaires et qu'elles augmentent le taux d'utilisation global de la capacité des centres. Les chirurgiens qui ont un droit de propriété dans les sociétés en commandite Northstar n'ont pas le droit de louer de l'espace dans les CCA de Northstar aux termes de ces ententes de rechange.

Gestion et employés

Northstar Acquisitions sera responsable de la gestion de toutes les mesures opérationnelles, financières, stratégiques et de commercialisation ainsi que les démarches en matière d'examen des compétences et d'obtention des permis qui sont entreprises par les CCA de Northstar, soit directement, soit indirectement dans le cadre de la gestion des employés des CCA de Northstar particuliers. Ceci comprend les tâches associées au recrutement et au certificat d'agrément des chirurgiens, la gestion et l'entretien des installations, les fonctions liées aux ressources humaines et au personnel administratif ainsi que toutes les questions d'ordre financier, notamment l'approbation des ententes conclues avec les payeurs tiers et le personnel.

Chacun des CCA de Northstar a un directeur médical qui est nommé par le conseil médical respectif des sociétés en commandite Northstar. Le personnel de chaque CCA de Northstar comprend généralement des infirmières autorisées, des techniciens pour le bloc opératoire, des techniciens en radiologie, le personnel administratif et d'autre personnel de soutien. Les chirurgiens et les autres médecins qui pratiquent dans les CCA de Northstar ne sont pas considérés comme du personnel ou des employés. Aucun employé des CCA de Northstar n'est représenté par une convention collective. La direction croit que chaque CCA de Northstar entretient de bons rapports avec ses employés et leur offre un programme de rémunération qui est concurrentiel. Le tableau qui suit présente, de façon sommaire, le profil de dotation en personnel de chaque CCA de Northstar :

	Équivalents à temps plein[1]		
CCA	Clinique	Non clinique	Total
Palladium	17	14	31
Kirby	24	12	36
Total	**41**	**26**	**67**

Note :
1) Excluant les chirurgiens et les autres médecins qui pratiquent dans les CCA de Northstar.

La qualité des services fournis et la priorité qui est accordée à la satisfaction des patients et des employés sont des facteurs qui, de l'avis de la direction, font en sorte que les CCA de Northstar ont un taux de rétention élevé en ce qui a

trait aux chirurgiens, aux infirmières et au personnel administratif. La direction est également d'avis que les CCA de Northstar offrent aux infirmières et aux autres membres du personnel des meilleures conditions de travail et un milieu de travail moins institutionnalisé que les hôpitaux traditionnels.

Concurrence

Sur le marché de Houston, les CCA de Northstar doivent concurrencer à l'heure actuelle avec les hôpitaux classiques, les hôpitaux spécialisés et d'autres CCA pour attirer des chirurgiens et des patients. En règle générale, les hôpitaux ont un avantage sur les CCA en ce qui concerne la négociation des contrats d'assurance et la concurrence pour la clientèle interne et externe des chirurgiens. De plus, les hôpitaux offrent une gamme beaucoup plus variée et spécialisée de services médicaux (ce qui leur permet de desservir une gamme beaucoup plus large de patients) et, en règle générale, ils jouissent d'une plus grande notoriété auprès de l'ensemble de la communauté et possèdent des antécédents d'exploitation et des ressources financières beaucoup plus solides.

La concurrence entre les CCA et les hôpitaux pour attirer des chirurgiens et des patients s'est intensifiée au cours des dernières années. Par conséquent, certains hôpitaux ont imposé des restrictions au titre des accréditations de leur personnel médical (appelées la délivrance de titres de conflits d'intérêts) lorsque ces médecins détiennent un intérêt de propriétaire dans un CCA. Par ailleurs, certains hôpitaux classiques ont depuis peu commencé à établir avec des chirurgiens des coentreprises dans le cadre desquelles l'hôpital gère le CCA et l'hôpital, mais les chirurgiens sont copropriétaires du CCA.

De plus, il existe plusieurs grandes sociétés ouvertes, divisions ou filiales de grandes sociétés ouvertes et plusieurs sociétés fermées qui aménagent et acquièrent des CCA, et ces sociétés pourraient être en concurrence avec Northstar dans l'acquisition d'autres CCA. En outre, nombre de groupes de chirurgiens aménagent des CCA sans associé qui est une personne morale, recourant à des experts-conseils qui, habituellement, exécutent des services aux entreprises moyennant rémunération et qui peuvent prendre une petite participation dans les activités courantes de ces CCA. Se reporter à la rubrique « Facteurs de risque – Les autres fournisseurs de soins de santé nous livrent une concurrence importante – Atouts de Northstar ».

Malgré ces pressions concurrentielles, la direction est d'avis que les CCA de Northstar sont en bonne position pour livrer concurrence dans le but d'attirer des chirurgiens et des patients dans la région de Houston et dans d'autres marchés où Northstar pourrait acquérir des CCA dans l'avenir. Se reporter à la rubrique « – Atouts de Northstar ».

Dépenses d'investissement

Les dépenses d'investissement des CCA de Northstar appartiennent à deux catégories : (i) les dépenses d'investissement pour l'entretien, et (ii) les dépenses d'investissement pour augmenter la croissance ou les bénéfices.

Dépenses d'investissement pour l'entretien

Les dépenses d'investissement pour l'entretien comprennent les dépenses associées au remplacement des biens d'équipement dont la durée de vie utile est épuisée, soit en raison de l'usage, soit parce qu'ils sont désuets sur le plan de la technologie. Les dépense d'investissement pour l'entretien comprennent également les dépenses nécessaires pour maintenir et mettre à niveau les infrastructures existantes, notamment le remplacement des articles d'ameublement et l'entretien courant des structures actuelles de l'édifice et de l'environnement paysager. Les systèmes de gestion informatisés des CCA de Northstar doivent également être entretenus et mis à niveau à l'occasion. Les deux CCA de Northstar ont été mis sur pied au cours des cinq dernières années et, à ce jour, les dépenses d'investissement pour l'entretien ont été relativement peu élevées, mais elles seront probablement plus élevées dans l'avenir.

Dépenses d'investissement pour la croissance

Les dépenses d'investissement pour la croissance sont les dépenses associées à l'achat de nouveaux équipements, à l'expansion des infrastructures existantes, notamment l'expansion des édifices actuels ou l'ajout de blocs opératoires ou de lits de convalescence et d'autres améliorations aux immobilisations. Les dépenses d'investissement pour la croissance ont pour but d'augmenter la productivité et les flux de trésorerie, d'améliorer les marges ou d'augmenter la capacité, ou les deux. Par exemple, en 2006, le CCA Palladium a fait l'objet d'un projet de rénovation en vue d'élargir

et de reconfigurer son secteur pré-opératoire et dans le cadre de ce projet les employés de la direction du CCA Palladium ont déménagé hors du CCA pour investir des bureaux distincts, créant ainsi de l'espace pour l'installation de trois nouveaux lits post-opératoires que le CCA Palladium partageait auparavant avec le service pré-opératoire.

Le tableau suivant présente les dépenses d'investissement pour l'entretien et pour la croissance à l'égard des CCA de Northstar pour 2005 et 2006 :

	Dépenses d'investissement en 2006			Dépenses d'investissement en 2005		
CCA de Northstar	**Croissance**	**Entretien**	**Total**	**Croissance**	**Entretien**	**Total**
Palladium	695 419 $	163 474 $	858 893 $	280 510 $	56 989 $	337 499 $
Kirby	98 796	267 401	366 197	257 706	167 039	424 745
Total	**794 215 $**	**430 875 $**	**1 225 090 $**	**538 216 $**	**224 028 $**	**762 244 $**

Perspectives

Les dépenses d'investissement pour l'entretien engagées par les sociétés en commandite Northstar se sont élevées en moyenne à environ 263 000 $ par année au cours de chacune des trois dernières années. La direction croit qu'un montant de 400 000 $ constitue une estimation prudente des dépenses d'investissement pour l'entretien qui seront nécessaires annuellement dans un avenir prévisible pour soutenir la capacité de production actuelle et l'utilisation des infrastructures et des équipements des CCA de Northstar. La direction continuera d'examiner les dépenses d'investissement pour la croissance en fonction du mérite économique de chaque projet et de la disponibilité des fonds.

Politique actuelle en matière d'opérations de couverture

Northstar est exposée aux fluctuations du taux de change entre le dollar canadien et le dollar américain étant donné que les distributions qu'elle recevra indirectement des sociétés en commandite Northstar sont libellées en dollars américains et les dividendes qu'elle versera en faveur des actionnaires seront libellés en dollars canadiens. Afin de réduire au minimum l'incidence des écarts du taux de change entre le dollar canadien et le dollar américain, Northstar a l'intention de conclure une entente de couverture d'une durée de cinq ans fondée sur le niveau actuel des flux de trésorerie mensuels estimatifs. Northstar entend par la suite poursuivre une politique continue en matière d'opérations de couverture dans l'avenir, compte tenu de la volatilité du taux de change entre le dollar canadien et le dollar américain à ce moment-là.

Assurance

Chaque CCA de Northstar maintient une police d'assurance responsabilité professionnelle sur la base des réclamations qui sont présentées. La couverture en vertu de ces polices est conditionnelle à ce que la police soit en vigueur au moment où la réclamation est faite, peu importe le moment où sont survenus les événements ayant entraîné la réclamation. Chaque société en commandite Northstar maintient également une police d'assurance de responsabilité civile de formule générale en fonction des réclamations qui sont présentées. Le coût et la disponibilité de cette couverture ont varié considérablement au cours des dernières années. De l'avis de la direction, le montant et la couverture de ces polices d'assurance sont adéquats pour l'exploitation d'établissements de chirurgie, mais rien ne garantit que la couverture d'assurance est suffisante pour couvrir toutes les réclamations futures ou encore que cette assurance continuera d'être disponible à un coût raisonnable.

Litiges

Les sociétés en commandite Northstar ne sont actuellement impliquées dans aucun litige. En 2003, le Texas a adopté des dispositions législatives visant à réformer ses lois relativement aux réclamations en matière de responsabilité professionnelle en fixant un plafond pour les dommages non économiques à hauteur de 250 000 $ par demandeur et à hauteur d'un montant global par réclamation de 750 000 $ pour les médecins et les autres prestataires de services, y compris les CCA. Les dommages-intérêts punitifs sont exclus de ce montant plafond. Ces dispositions législatives adoptées en vue de réformer la responsabilité délictuelle ont eu pour effet de réduire le coût des primes de l'assurance pour faute professionnelle en raison de la diminution des réclamations relatives aux fautes professionnelles. Se reporter à la rubrique « Facteurs de risque ».

ENDETTEMENT DE NORTHSTAR

À la clôture, on s'attend à ce que Ventures fournisse ou fasse en sorte que soit mise à la disposition de Northstar Subco une facilité de crédit renouvelable (la « facilité de crédit renouvelable ») de cinq ans pour un montant de 5 millions de dollars américains devant servir aux fins du fonds de roulement. La facilité de crédit renouvelable sera garantie par la totalité des éléments d'actif de Northstar Subco, y compris le nantissement de ses droits de propriété dans Northstar LPco et Northstar GPco, et elle sera assortie des modalités commerciales dont sont habituellement assorties les facilités bancaires de ce genre. Les montants tirés sur la facilité de crédit renouvelable à l'occasion porteront intérêt au TIOL de 30 jours, majorés de 300 points de base, lequel intérêt est payable mensuellement à terme échu. Northstar Subco versera à Ventures une commission d'engagement unique correspondant à 0,5 % du montant global de la facilité de crédit renouvelable, majorée d'une commission correspondant à 0,25 % par année à l'occasion sur tous les montants qui ne sont pas tirés en vertu de la facilité de crédit renouvelable. L'émetteur et Northstar Subco déploieront tous les efforts raisonnables et collaboreront avec Ventures pour faire en sorte que la facilité de crédit renouvelable soit cédée par Ventures à une banque commerciale, ou remplacée par une facilité provenant d'une banque commerciale, avant le deuxième anniversaire de la clôture. À la clôture, Northstar Subco ne prévoit tirer aucun montant sur la facilité de crédit renouvelable.

À la clôture, Ventures fournira une garantie en espèces jusqu'à concurrence de 5 millions de dollars, au besoin, pour appuyer l'entente de couverture. En échange de cette garantie, Ventures recevra des honoraires des soutien correspondant à 1,0 % du montant de la garantie en espèces qui est fournie à la clôture. La garantie en espèces fournie par Ventures sera utilisée uniquement à titre de garantie et demeurera la propriété de Ventures. Tout revenu gagné sur ces fonds sera uniquement pour le bénéfice de Ventures. L'investisseur actuel aura une créance garantie contre l'émetteur, Northstar Subco, Northstar LPco et Northstar GPco à l'égard de tout montant de la garantie qui est utilisé.

À la clôture, les médecins commanditaires de chaque société en commandite Northstar règleront la totalité du passif de la société en commandite visée (à l'exception des créditeurs à recevoir dans le cours normal des activités et des créditeurs résultant de la vente de biens ou de la prestation de services qui non pas encore été vendus ou rendus), incluant la dette à long terme, les éléments de passif de tiers et les autres charges à payer.

DONNÉES FINANCIÈRES HISTORIQUES ET PRO FORMA SÉLECTIONNÉES DE NORTHSTAR PARTNERSHIPS ET DE L'ÉMETTEUR

Le tableau suivant fournit un choix de données financières historiques de Northstar Partnerships et pro forma de l'émetteur pour l'exercice terminé le 31 décembre 2006. Les données financières sélectionnées suivantes doivent être lues en parallèle avec les états financiers historiques et pro forma inclus dans ce prospectus pour l'exercice terminé le 31 décembre 2006. Ces données financières présentées ci-dessous ne sont pas nécessairement une indication des résultats qui peuvent être atteints dans le futur.

En milliers de $ US	**Exercice terminé le 31 décembre 2006** (non vérifiés)
Produits nets historiques tirés des services aux patients	47 023 $
Bénéfice net historique	29 739
Ajustements du bénéfice net	
Amortissement	1 150
Augmentation des frais généraux, administratifs et autres dépenses de Northstar Acquisitions[1)]	(2 237)
Augmentation des frais généraux, administratifs et autres dépenses de l'Émetteur[2)]	(853)
Ajustements pro forma du bénéfice net	
Frais de gestion existant[3)]	1 824
Frais d'assurance[4)]	1 871
Frais d'intérêts	234
Frais de gestion des centres gérés[5)]	360
BAIIA[6)] pro forma	32 088 $
Marge du BAIIA[7)] pro forma	68,2 %
Participations minoritaires des médecins commanditaires[8)]	(13 606)
Distributions à Ventures (frais de gestion)[9)]	(1 910)
BAIIA[6)] pro forma net de la participation minoritaire des médecins commanditaires et des distributions à Ventures[10)]	16 572 $
Marge de BAIIA[7)] pro forma net de la participation minoritaire des médecins commanditaires et des distributions aux entreprises	35,2 %

Notes :

1) La direction estime qu'après le Placement, Northstar Acquisitions encourra des frais généraux et administratifs de façon continue pour la rémunération courante des employés de Northstar Acquisitions, du loyer, des frais de marketing et autres frais administratifs pour la corporation.
2) Comprend les frais administratifs estimatifs à encourir par l'émetteur après le Placement sur les exigences de l'information continue pour les sociétés ouvertes, les relations avec les investisseurs, les frais des administrateurs et autres charges.
3) La société en commandite Palladium paie des frais de gestion de 10 % des revenus nets collectés. Ces frais cesseront à la clôture du Placement.
4) La société en commandite Palladium paie des assurances sur la propriété et responsabilité à une société d'assurance affiliée à deux de ses médecins associés commanditaires et d'une épouse. Les ententes de paiement cesseront à la clôture du Placement.
5) Northstar Acquisitions va recevoir des revenus de gestion des centres gérés égal à 10 % de leurs revenus collectés nets.
6) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».
7) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.
8) Représente les distributions estimatives aux médecins commanditaires de chaque société en commandite Northstar, qui conservera une participation d'associé de 45 % dans la société en commandite Palladium (en assumant qu'il n'y aura pas de d'exercice d'options) et une participation d'associé de 40 % dans la société en commandite Kirby.
9) Inclus 1 542 $ des distributions estimatives des actions de catégorie B de Subco et 368 $ de distributions estimatives sur les parts de catégorie B acquises.
10) Les montants pro forma disponibles à l'émetteur pour payer des dividendes est de 1 800 $ moins que le BAIIA pro forma, net des intérêts minoritaires des médecins commanditaires et des distributions à Ventures en acompte de i) un montant estimatif de 400 $ d'entretien annuel des immobilisations, et ii) un montant estimatif de 1 400 $ de taxes à payer.

DONNÉES FINANCIÈRES SÉLECTIONNÉES DE NORTHSTAR PARTNERSHIPS

Les données financières sélectionnées suivantes doivent être lues en parallèle avec le « Rapport de gestion et résultats d'exploitation » et les états financiers annuels vérifiés de chaque société en commandite Northstar pour les exercices terminés les 31 décembre 2006, 2005 et 2004. Les données financières ont été préparées selon les PCGR, lesquels s'appliquent aux sociétés Northstar à tous les égards importants et conformément aux PCGR canadiens. Se reporter à la section « Sens de certains termes clés ». Ces données financières présentées ci-dessous ne sont pas nécessairement une indication des résultats qui peuvent être atteints dans le futur.

	Exercice terminé le 31 décembre		
	2006	**2005**	**2004**
En milliers de $US			
Produits nets tirés des services aux patients	47 023 $	35 148 $	20 320 $
Bénéfice net	29 739	21 254	12 400
Ajustements du bénéfice net			
Frais d'intérêts	234	286	212
Amortissement	1 150	982	615
BAIIA[1]	31 123	22 522	13 227
Marge du BAIIA[2]	66.2 %	64,1 %	65,1 %

	Exercice terminé le 31 décembre		
	2006	**2005**	**2004**
Produits nets tirés des services aux patients			
Société en commandite Palladium	24 623 $	18 344 $	9 578 $
Société en commandite Kirby	22 399	16 804	10 743
Total	47 023	35 148	20 320
Frais[3]			
Société en commandite Palladium	9 584	6 919	3 859
Société en commandite Kirby	7 700	6 976	4 062
Total	17 284	13 894	7 920
Bénéfice net			
Société en commandite Palladium	15 039	11 425	5 719
Société en commandite Kirby	14 699	9 829	6 681
Total	29 739 $	21 254 $	12 400 $

Notes :

1) Le BAIIA n'est pas une mesure reconnue en vertu des PCGR et des PCGR du Canada et n'a pas de signification standard prescrite par les PCGR et les PCGR du Canada. Par conséquent, il pourrait être difficile de comparer le BAIIA à des mesures similaires présentées par d'autres sociétés émettrices. Voir la section « Mesures financières non conformes aux PCGR ».

2) Les marges sont exprimées sous forme de pourcentage des produits nets tirés des services aux patients.

3) Comprend des frais d'exploitation et des intérêts débiteurs.

RAPPORT DE GESTION ET RÉSULTATS D'EXPLOITATION

Il faut lire le rapport de gestion et l'état des résultats d'exploitation de Northstar Partnerships conjointement avec les états financiers vérifiés de chaque société en commandite Northstar et avec les états financiers pro forma de Northstar inclus dans le présent prospectus. Il renferme des énoncés prospectifs qui comportent des risques et des incertitudes. Les états financiers ont été préparés conformément aux PCGR qui exigent que la direction fasse des estimations et des hypothèses ayant des incidences sur les montants d'actifs et de passifs déclarés à la date des états financiers et sur le montant des produits et des charges durant les périodes considérées. Les résultats réellement obtenus pourraient s'écarter de ces estimations, compte tenu de divers facteurs, notamment ceux qui sont mentionnés ci-après et ailleurs dans ce prospectus, particulièrement à la section « Facteurs de risque». Certains totaux, partiels et pourcentages pourraient ne pas concorder parce qu'ils ont été arrondis.

Principales conventions comptables

La direction estime que les conventions comptables qui jouent le rôle principal dans les activités des sociétés en commandite Northstar ont trait à la constatation des produits, à l'utilisation d'estimations relatives au recouvrement des comptes débiteurs et aux provisions pour ajustements contractuels des produits. La préparation des états financiers conformément aux PCGR exige que la direction fasse des hypothèses et des estimations qui peuvent avoir une incidence importante sur les résultats d'exploitation déclarés périodiquement par l'entreprise. Compte tenu de la nature des activités de l'entreprise et du fait que la plus large part des services fournis par les sociétés en commandite Northstar sont payés par des tiers payeurs, il est nécessaire de faire des estimations et des jugements subjectifs pour évaluer les produits à constater, la possibilité de recouvrement des comptes débiteurs et les provisions pour ajustements contractuels des produits. Tandis que la direction applique des jugements basés sur des estimations qu'elle juge raisonnable dans les circonstances, les résultats réellement obtenus peuvent s'écarter de ces hypothèses. Il se peut que des résultats fort différents seraient constatés si on utilisait des hypothèses différentes. Les conventions comptables de chaque société en commandite Northstar sont décrites à la Note 1 de chacun de leurs états financiers vérifiés respectifs.

Information continue

Lorsque l'émetteur dépose un rapport de gestion annuel et intérimaire après la date du présent prospectus, l'émetteur doit, dans la mesure requise pour permettre une analyse comparative des périodes terminées avant la date de clôture, présenter l'information financière comparative sur les postes importants en la rapprochant de l'information financière historique de chaque société en commandite Northstar d'une façon similaire à l'information financière comparative contenue dans le présent document.

De plus, l'émetteur a pris les engagements suivants devant la Commission des valeurs mobilières de l'Ontario, selon lesquels : (i) il traitera les sociétés en commandite Northstar comme des filiales de l'émetteur; cependant, si les PCGR interdisent la consolidation de l'information financière des sociétés en commandite Northstar et celle de l'émetteur et que la société en commandite Northstar en question est une « filiale importante » selon le Règlement 55-101, l'émetteur fournira aux investisseurs des états financiers distincts pour ces entités, (ii) il obtiendra l'engagement de la société en commandite Northstar de respecter le Règlement 61-501 de la Commission des valeurs mobilières de l'Ontario et le Règlement Q-27 de l'Autorité des marchés financiers, selon le cas, et (iii) il s'engagera à appliquer une convention exigeant que les personnes susceptibles d'être des initiés d'une entité d'exploitation, si cette entité est un émetteur assujetti, déposent des rapports d'initiés concernant leurs opérations boursières sur les valeurs de l'émetteur et sur les valeurs négociables visées, sous réserve du respect des exemptions en vertu du Règlement 55-101. L'émetteur attestera annuellement qu'il s'est conformé à ses engagements et déposera une attestation à cet effet avec le dépôt de ses états financiers annuels.

État des résultats

Les produits proviennent des clients qui paient pour les services obtenus dans les centres chirurgicaux ambulatoires de Northstar. Les payeurs comprennent des sociétés privées d'assurance-vie, des employeurs, des régimes d'assurance des gouvernements fédéral et provinciaux, et des patients individuels. Les paiements versés par des organismes gouvernementaux sont généralement établis en fonction de la règlementation et des barème de tarification

officiels, tandis que les paiements provenant des sociétés d'assurance et des employeurs sont établis conformément à des arrangements contractuels qui ont en général une durée d'un an. Les produits sont facturés et comptabilisés au moment où les services ont été rendus aux patients. Les charges, constituées essentiellement des salaires, des médicaments et des fournitures, ainsi que des frais généraux et administratifs, sont comptabilisées au cours de la période durant laquelle elles sont engagées.

Le terme BAIIA est utilisé tout au long du présent rapport de gestion. Le BAIIA est défini comme étant le bénéfice avant intérêts, impôts, et amortissement ». Le BAIIA est une mesure que de nombreux investisseurs utilisent pour comparer les sociétés selon leur capacité de générer des liquidités à partir des activités d'exploitation. Cet indicateur ne doit pas servir de solution de remplacement aux honoraires et il n'est pas représentatif des flux de trésorerie liés à l'exploitation ou aux résultats d'exploitation établis conformément aux principes comptables généralement reconnus ou encore aux liquidités disponibles à des fins de distribution.

Pour voir un rapprochement entre le BAIIA et le bénéfice net de chaque société en commandite Northstar, consulter la section « Sélection d'information financière sur les sociétés en commandite Northstar ».

Exercice terminé le 31 décembre 2006 comparé à l'exercice terminé le 31 décembre 2005

	Exercice terminé le 31 décembre		% de
	2006	2005	variation
En milliers de $ US			
Produits nets tirés des services aux patients			
Société en commandite Palladium	24 623 $	18 344 $	34,2
Société en commandite Kirby	22 400	16 804	33,3
Salaires et avantages sociaux			
Société en commandite Palladium	1 805	1 186	52,2
Société en commandite Kirby	2 184	1 941	12,5
Médicaments et fournitures médicales			
Société en commandite Palladium	1 532	740	107,0
Société en commandite Kirby	2 544	2 019	26,0
Frais généraux et administratifs			
Société en commandite Palladium	3 952	3 327	18,8
Société en commandite Kirby	2 059	2 175	(5,3)
Bénéfice net			
Société en commandite Palladium	15 040	11 425	31,6
Société en commandite Kirby	14 699	9 829	49,6

Sur une base combinée, pour l'exercice terminé le 31 décembre 2006, les sociétés en commandite Northstar ont déclaré un bénéfice net de 29,7 millions de $, un BAIIA de 31,1 millions de $ et des produits nets tirés des services aux patients de 47,0 millions de $, ce qui représente des augmentations respectives de 39,9 %, 38,2 % et 33,8 %, par rapport à l'exercice 2005.

Société en commandite Palladium

Les produits tirés des services aux patients pour l'exercice terminé le 31 décembre 2006 se chiffent à 24,6 millions de $, soit une hausse de 6,3 millions de $ par rapport aux produits de 18,3 millions de $ enregistrés au cours de l'exercice précédent, surtout en raison d'une hausse du nombre de cas et d'une augmentation des produits par cas, attribuable à la plus grande complexité des chirurgies effectuées. La charge des salaires et des avantages sociaux a augmenté de 52,2 %, ou de 0,6 million de $, surtout en raison de l'embauche d'employés supplémentaires à temps plein et à temps partiel au lieu d'employés contractuels. Les frais de main-d'oeuvre contractuelle, qui sot inclus dans les frais généraux et administratifs, ont diminué de 55 %, ou de 0,6 million de $. Le coût des médicaments et des fournitures a augmenté de 107 % pour atteindre 1,5 million de $, ce qui représente une hausse de 2,2 % des produits nets par rapport à 2005, surtout en raison d'une augmentation des cas de podologie, des chirurgies de l'oreille, du nez et de la gorge et des chirurgies générales, qui requièrent plus de fournitures médicales par cas que les autres genres de

cas. Les frais généraux et administratifs ont augmenté de 18,8 % et sont passés à 4,0 millions de $ pour l'exercice terminé le 31 décembre 2006. En pourcentage du produit net, les frais généraux et administratifs se sont établis à 16,0 %, soit une baisse par rapport au pourcentage de 18,1 % enregistré pour l'exercice précédent, surtout en raison d'une baisse des frais de main-d'œuvre contractuelle. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2006 s'établissent respectivement à 15,0 millions de $ et à 15,5 millions de $, comparativement à un bénéfice net de 11,4 millions de $ et au BAIIA de 11,9 millions de $, comptabilisés pour l'exercice précédent.

Société en commandite Kirby

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2006 s'établissent à 22,4 millions de $, soit une hausse de 33,3 % sur les produits nets de 16,8 millions de $ comptabilisés au cours de l'exercice précédent. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque cas, surtout en raison de la plus grande complexité des chirurgies effectuées. Par rapport à l'exercice terminé le 31 décembre 2005, la charge des salaires et des avantages sociaux a augmenté de 12,5 %; cependant, en pourcentage des produits, la charge des salaires et des avantages sociaux a baissé de 1,8 %. Le coût des médicaments et des fournitures médicales a augmenté de 26,0 % pour s'établir à 2,5 millions de $, cependant en pourcentage des produits, le coût des médicaments et des fournitures médicales a diminué de 0,6 %. Pour l'exercice terminé le 31 décembre 2006, les frais généraux et administratifs ont diminué de 5,3 %, pour s'établir à 2,1 millions de $, par rapport à l'exercice précédent, surtout en raison d'une baisse des frais de publicité. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2006 s'établissent respectivement à 14,7 millions de $ et à 15,6 millions de $, comparativement à un bénéfice net de 9,8 millions de $ et au BAIIA de 10,7 millions de $, comptabilisés pour l'exercice précédent.

Exercice terminé le 31 décembre 2005 comparé à l'exercice terminé le 31 décembre 2004

En milliers de $ US	Exercice terminé le 31 décembre 2005	2004	% de variation
Produits nets tirés des services aux patients			
Société en commandite Palladium	18 344 $	9 578 $	91,5
Société en commandite Kirby	16 804	10 743	56,4
Salaires et avantages sociaux			
Société en commandite Palladium	1 186	765	55,1
Société en commandite Kirby	1 941	1 096	77,1
Médicaments et fournitures médicales			
Société en commandite Palladium	740	494	49,8
Société en commandite Kirby	2 019	1 028	96,4
Frais généraux et administratifs			
Société en commandite Palladium	3 327	1 951	70,5
Société en commandite Kirby	2 175	1 470	48,0
Bénéfice net (perte nette)			
Société en commandite Palladium	11 425	5 719	99,8
Société en commandite Kirby	9 829	6 681	47,1

Sur une base combinée, pour l'exercice terminé le 31 décembre 2005, les sociétés en commandite Northstar ont déclaré un bénéfice net de 21,3 millions de $, un BAIIA de 22,5 millions de $ et des produits nets tirés des services aux patients de 35,1 millions de $, ce qui représente des augmentations respectives de 71,4 %, 70,3 % et 73,0 %, par rapport à l'exercice 2004.

Société en commandite Palladium

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2005 se sont chiffrés à 18,3 millions de $, soit 8,8 millions de $ de plus que les produits nets tirés des services aux patients en 2004, soit 9,6 millions de $. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque cas, en raison de la plus grande complexité des chirurgies effectuées. La charge des salaires et des

avantages sociaux a augmenté de 55,1 % par rapport à l'exercice de 2004; toutefois, en pourcentage des produits, le coût des salaires et des avantages sociaux a baissé de 1,5 %. Le coût des médicaments et des fournitures médicales a augmenté de 49,8 % pour s'établir à 0,7 million de $, mais en pourcentage des produits, il est passé de 5,2 % en 2004 à 4,0 en 2005, surtout en raison de l'augmentation des cas chiropratiques et gastro-intestinaux, qui exigent moins de fournitures médicales par cas. Les frais généraux et administratifs ont augmenté de 70,5 % par rapport à l'exercice précédent et sont passés à 3,3 millions de $ pour l'exercice terminé le 31 décembre 2005. Cependant, en pourcentage des produits nets tirés des services aux patients, les frais généraux et administratifs ont baissé, pour s'établir à 18,1 %, comparativement à 20,4 % pour l'exercice antérieur. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2005 s'établissent respectivement à 11,4 millions de $ et à 13,9 millions de $, comparativement à bénéfice net de 5,7 millions de $ et au BAIIA de 6,8 millions de $ pour l'exercice précédent.

Société en commandite Kirby

Les produits nets tirés des services aux patients pour l'exercice terminé le 31 décembre 2005 s'établissent à 16,8 millions de $, soit une hausse de 56,4 % sur les produits nets de 10,7 millions de $ au cours de l'exercice précédent. Cette hausse est essentiellement attribuable à une augmentation du nombre de cas et des produits tirés de chaque procédure, surtout en raison de la plus grande complexité des chirurgies effectuées dans le domaine de la gestion de la douleur. La charge des salaires et des avantages sociaux a augmenté de 77,1 % par rapport à 2004 pour se fixer à 1,9 million de $, en raison de l'augmentation de la main-d'oeuvre pour le plus grand nombre de chirurgies et des augmentations salariales normales. Le coût des médicaments et des fournitures médicales est passé à 12,0 % pour l'exercice terminé le 31 décembre 2005 par rapport à 9,6 % en 2004, en raison de la plus grande complexité des cas de 2005. Les frais généraux et administratifs ont augmenté de 48,0 % par rapport à l'exercice antérieur pour atteindre 2,2 millions de $ pour l'exercice terminé le 31 décembre 2005; cependant, en pourcentage des produits nets, les frais généraux et administratifs ne représentaient que 12,9 % des produits de l'exercice, par rapport à 13,7 % pour l'exercice antérieur, surtout en raison d'une baisse des honoraires professionnels et des frais d'entretien et de réparation. Le bénéfice net et le BAIIA pour l'exercice terminé le 31 décembre 2005 s'établissent respectivement à 9,8 millions de $ et à 10,7 millions de $, comparativement à bénéfice net de 6,7 millions de $ et au BAIIA de 7,1 millions de $, comptabilisés pour l'exercice précédent.

Liquidités et situation financière

Les liquidités réfèrent à la capacité de l'entité de rencontrer ses obligations financières lorsqu'elles sont dues. La direction estime que les flux de trésoreries liés aux activités d'exploitation et de financement vont produire suffisamment de liquidités pour gérer les comptes à recevoir, les stocks et les autres obligations financières à court terme dans les 12 prochains mois. La direction prévoit que le fonds de roulement sera suffisant pour rencontrer les obligations de Northstar en 2007. Les besoins en fonds de roulement des sociétés en commandite Northstar pour 2007 augmenteront de façon modérée en 2007 comparativement à 2006, avec une emphase au niveau des comptes à recevoir afin de refléter l'augmentation des revenus projetés. L'émetteur s'attend aussi à entrer dans un processus de refinancement des facilités de crédit comme source de financement futur. Voir section « Endettement de Northstar ».

Société en commandite Palladium

Le tableau suivant présente les liquidités, l'actif total ainsi que les passifs à long terme et à court terme de la société en commandite Palladium à la fin de l'exercice indiqué :

	Exercice terminé le 31 décembre		
	2006	2005	2004
En milliers de $ US			
Total de la trésorerie et équivalents de trésorerie	2 216 $	1 359 $	292 $
Actif total	12 038	8 695	5 541
Portion à court terme du passif à long terme	286[1)]	127[2)]	1 492[3)]
Passif à long terme, net de la portion à court terme	79	165	243
Liquiditées utilisées pour l'exploitation[4)]	(410)	(1 646)	(1 952)

Notes :

1) Inclus les contrats de location-acquisition (91$) et les dettes aux sociétés associées (195 $).

2) Inclus les contrats de location-acquisition (84$) et les dettes aux sociétés associées (43 $).

3) Inclus les contrats de location-acquisition (81$), les dettes aux sociétés associées (593 $), la ligne de crédit (250 $) et une note payable (568 $).

4) Inclus l'amortissement, changements dans les actifs et les passifs liés aux opérations.

Le tableau qui suit présente les informations concernant les obligations contractuelles de la société en commandite Paladium pour les exercices terminés après le 31 décembre 2006 :

En milliers de $ US	Location exploitation	Autres obligations à long terme
2007	405 $	297 $
2008	403	82
2009	415	—
2010	427	—
2011	440	—
Suivantes	880	—
Moins le montant représentant les intérêts	—	(14)
	2 970 $	365 $

Société en commandite Kirby

Le tableau suivant présente les liquidités, l'actif total ainsi que les passifs à long terme et à court terme de la société en commandite Kirby à la fin de l'exercice indiqué :

	Exercice terminé le 31 décembre		
En milliers de $ US	2006	2005	2004
Total de la trésorerie et équivalents de trésorerie	64 $	293 $	541 $
Actif total	9 860	9 672	10 276
Portion à court terme du passif à long terme	1 336	1 270	1 276[1]
Passif à long terme, net de la portion à court terme	1 171	2 294	4 163
Flux de trésorerie utilise pour les activités d'exploitation	(1 690)	359[2]	(3 660)[2]

Notes :

1) Inclus la dette à long terme (1 270 $) et une dette entre apparentés (6 $).

2) Inclus l'amortissement, le gain sur disposition d'immobilisations corporelles et la variation des actifs et des passifs.

Le tableau qui suit présente les informations concernant les obligations contractuelles de la société en commandite Kirby pour les exercices terminés après le 31 décembre 2006 :

En milliers de $ US	Location exploitation	Passif
2007	153 $	1 336 $
2008	153	1 095
2009	153	76
2010	153	—
2011	153	—
Suivantes	384	—
	1 149 $	2 507 $

À la clôture, les médecins commanditaires de chaque société en commandite Northstar règleront la totalité du passif de la société en commandite visée (à l'exception des créditeurs à recevoir dans le cours normal des activités et des créditeurs résultant de la vente de biens ou de la prestation de services qui non pas encore été vendus ou rendus), incluant la dette à long terme, les éléments de passif de tiers et les autres charges à payer.

Perspectives

Chaque société en commandite Northstar a affiché une vigoureuse performance financière depuis sa création. La direction a l'intention de maintenir et d'améliorer l'efficience des activités d'exploitation des sociétés en commandite Northstar en continuant de mettre en oeuvre une stratégie commerciale reconnue axée sur les points suivants :

- une structure de gestion et de propriété qui met l'accent sur l'efficacité opérationnelle;
- un perfectionnement continu et la mise en oeuvre des meilleures pratiques administratives et cliniques;
- des programmes de marketing proactifs qui visent les médecins, d'autres fournisseurs de soins de santé, les patients et les organismes payeurs;
- une croissance du nombre d'interventions chirurgicales effectuées;
- l'introduction méthodique de nouvelles interventions chirurgicales plus complexes.

Les activités des sociétés en commandite Nothstar sont légèrement saisonnières. En règle générale, les recettes sont plus élevées du mois d'octobre au mois de décembre alors que le chirurgiens reviennent des vacances d'été et que les patients tentent de profiter au maximum des régimes d'avantages sociaux offerts par des tiers payeurs et qui expirent à la fin de chaque année civile. La direction prévoit que cette tendance se maintiendra.

ADMINISTRATEURS, DIRIGEANTS ET MEMBRES DE LA DIRECTION

L'émetteur

Administrateurs de l'émetteur

Le conseil d'administration sera initialement composé de cinq administrateurs, dont quatre seront indépendants (au sens attribué à ce terme dans les lois sur les valeurs mobilières applicables). Les administrateurs de l'émetteur sont M. Cecil F. Fleming, M. Robert P. Kanee, M. Donald L. Kramer, M.D., M. Barry A. Tissenbaum et M. Victor A. Wells (M. Fleming siégeant à titre de président du conseil). Les administrateurs seront élus lors de chaque assemblée annuelle des actionnaires de l'émetteur. Un administrateur peut être révoqué au moyen d'une résolution spéciale des actionnaires, qui exercent leurs droits de vote en personne ou par procuration, ou peut démissionner moyennant un préavis de 30 jours. Le poste ainsi laissé vacant par la révocation d'un administrateur doit être comblé à l'assemblée des actionnaires lors de laquelle il a été révoqué. Un poste vacant qui n'est pas ainsi comblé à l'assemblée des actionnaires, ou qui est créé par suite de la démission d'un administrateur, peut être comblé si un quorum est atteint au sein des administrateurs restants. Aux fins des réunions des administrateurs, un quorum correspondra à la majorité de ceux-ci. Si aucun quorum des administrateurs n'est atteint, une assemblée extraordinaire des actionnaires doit être convoquée en vue de combler le poste vacant.

Les administrateurs superviseront les activités et géreront les affaires de l'émetteur, ce qui signifie notamment qu'ils agiront au nom de l'émetteur, exerceront leurs droits de vote au nom de celui-ci et le représenteront en qualité de porteur direct des actions ordinaires de Northstar Holdco et de porteur indirect des parts de catégorie A d'Acquisitions, des parts ordinaires d'Acquisitions, des parts privilégiées d'Acquisitions, des parts de catégorie A de Subco et des parts privilégiées de Subco.

Comité de vérification

Le comité de vérification de l'émetteur sera composé de M. Robert P. Kanee, M. Barry A. Tissenbaum et M. Victor A. Wells (M. Wells siégeant à titre de président du comité) et aidera les administrateurs de l'émetteur ainsi que les gestionnaires de Northstar Acquisitions à s'acquitter de leurs responsabilités de surveillance et de supervision des pratiques et procédures en matière de comptabilité et de production de rapports financiers de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar, de l'exactitude des contrôles et procédures comptables internes ainsi que de la qualité et de l'intégrité des états financiers. Chaque membre du comité de vérification sera indépendant (aux fins de la réglementation) de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar.

Comité de rémunération, des candidatures et de gouvernance d'entreprise

Le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur sera composé de M. Cecil F. Fleming, M. Robert P. Kanee et M. Barry A. Tissenbaum (M. Kanee siégeant à titre de président du comité) et examinera et formulera des recommandations aux administrateurs de l'émetteur et au conseil des gestionnaires de Northstar Acquisitions en ce qui concerne l'embauche, la rémunération, les avantages et la cessation de l'emploi du chef de la direction et du chef des services financiers de l'émetteur ainsi que des membres de la haute direction de Northstar Acquisitions. Le comité examinera sur une base annuelle les objectifs du chef de la direction pour l'année à venir et fournira son appréciation du rendement du chef de la direction. Le comité formulera également des recommandations en ce qui concerne la rémunération des administrateurs de l'émetteur. Le comité gérera tous les régimes de primes ou d'encouragement à l'intention des employés et formulera des recommandations concernant leur fonctionnement. Le comité sera également chargé de la mise au point de l'approche de l'émetteur et de Northstar Acquisitions à l'égard des questions liées à la gouvernance d'entreprise, devra conseiller le conseil en vue de combler les postes vacants au sein de celui-ci, sera responsable de l'examen périodique de la composition et de l'efficacité du conseil et de la contribution de chaque administrateur et de chaque gestionnaire, devra examiner les questions relatives à la relève au sein de la direction et devra étudier et approuver les propositions formulées par les administrateurs et les gestionnaires en ce qui concerne l'utilisation des services de conseillers externes pour le compte des gestionnaires ou des administrateurs de l'émetteur. Tous les membres du comité seront indépendants de l'émetteur, de Northstar Acquisitions et des sociétés en commandite Northstar.

Divulgation de renseignements

Le conseil d'administration sera également responsable de l'adoption et de l'examen périodique ainsi que de la mise à jour de la politique en matière de divulgation écrite de l'émetteur et de ses filiales. Cette politique visera, entre autres, à :

- énoncer les obligations juridiques de l'émetteur, de ses filiales ainsi que de leurs administrateurs, gestionnaires, dirigeants et employés respectifs en ce qui concerne les renseignements de nature confidentielle;
- trouver des porte-parole pour l'émetteur, qui seront les seules personnes autorisées à communiquer avec des tierces parties telles que les analystes financiers, les médias et les épargnants;
- fournir des lignes directrices relatives à la divulgation des renseignements de nature prospective;
- exiger l'examen préalable par les membres de la haute direction de toute divulgation sélective de renseignements financiers en vue de veiller à ce que ceux-ci ne constituent pas des renseignements importants, d'empêcher la divulgation sélective de renseignements importants et de faire en sorte que, en cas de divulgation sélective, un communiqué soit émis sur-le-champ;
- établir des périodes d'interruption précédant et suivant immédiatement la divulgation des résultats financiers trimestriels et annuels et précédant immédiatement la divulgation de certains changements importants, périodes durant lesquelles l'émetteur et ses filiales (y compris les sociétés en commandite Northstar) ainsi que leurs gestionnaires, dirigeants, employés et consultants respectifs, ne pourront ni acheter ni vendre d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou pouvant être convertis en de telles actions.

Rémunération des administrateurs

La rémunération initiale des administrateurs de l'émetteur (sauf en ce qui concerne le Dr Kramer) correspondra à 30 000 $ par année et à 1 500 $ par administrateur pour leur présence aux réunions du conseil ou de l'un de ses comités. Le président du conseil d'administration aura le droit de recevoir des honoraires annuels supplémentaires de 10 000 $. Les administrateurs se verront également rembourser leurs menues dépenses engagées dans le cadre des réunions du conseil. Les administrateurs seront parties aux arrangements relatifs à l'assurance et au versement d'indemnités décrits ci-après à la rubrique « – Protection d'assurance pour l'émetteur et les entités liées et indemnisation ».

Dirigeants de l'émetteur

L'émetteur aura deux dirigeants. M. Donald L. Kramer, M.D. sera le chef de la direction et M. Kenneth J. Klein sera le chef des services financiers. Chacun d'eux occupera un poste de nature comparable au sein de Northstar Acquisitions. La responsabilité principale de surveillance de la gestion et de la direction des activités des filiales de l'émetteur sera déléguée à Northstar Acquisitions et celle-ci s'en déchargera. Se reporter à la rubrique « – Northstar Acquisitions ».

Northstar Acquisitions

Gestionnaires de Northstar Acquisitions

Le conseil des gestionnaires de Northstar Acquisitions sera initialement composé de M. Cecil F. Fleming, M. Donald L. Kramer, M.D. et M. Kenneth J. Klein. En tout temps, le conseil des gestionnaires de Northstar Acquisitions devra être composé d'une majorité de résidents américains. Les gestionnaires de Northstar Acquisitions ne toucheront aucune rémunération. M. Fleming, le Dr Kramer et M. Klein siégeront également en qualité d'administrateurs de Northstar Holdco et de gestionnaires de Northstar Subco.

Le conseil des gestionnaires de Northstar Acquisitions aura, sous réserve des modalités de la convention d'exploitation de Northstar Acquisitions, pleins pouvoirs pour gérer les activités et les affaires de Northstar Acquisitions, pour prendre toutes les décisions relatives à Northstar Acquisitions et pour lier Northstar Acquisitions par contrat.

Dirigeants de Northstar Acquisitions

Northstar Acquisitions aura cinq dirigeants. M. Donald L. Kramer, M.D. sera le chef de la direction et M. Kenneth J. Klein sera le chef des services financiers. M. Jason Fisher sera le vice-président, Services aux médecins, M. Brad Kovnat sera le vice-président, Développement des affaires, et Mme Stephanie Victorian sera la vice-présidente, Opérations cliniques. La direction de Northstar Acquisitions sera, en règle générale, responsable de la surveillance de la gestion et de la direction des activités des sociétés en commandite Northstar aux termes d'un contrat de gestion intervenu entre Northstar Acquisitions et chacune des sociétés en commandite Northstar. Les médecins commanditaires de chacune des sociétés en commandite Northstar, par le truchement du conseil médical de chaque société en commandite Northstar respective, conserveront certains droits se rapportant aux opérations médicales de chaque société en commandite Northstar. Se reporter à la sous-rubrique « Les sociétés en commandite Northstar – Conventions de société en commandite ».

Administrateurs, gestionnaires et dirigeants

Le tableau ci-après indique le nom, la municipalité de résidence, les postes occupés auprès de l'émetteur et de Northstar Acquisitions ainsi que le poste principal (s'il y a lieu) qu'occupent les personnes qui seront des administrateurs et des dirigeants de l'émetteur ainsi que des gestionnaires et des dirigeants de Northstar Acquisitions, à la clôture du présent placement.

Nom et municipalité de résidence	Poste(s) occupé(s)	Poste principal (s'il ne s'agit pas d'un poste occupé auprès de l'émetteur ou de Northstar Acquisitions)
JASON FISHER Houston, Texas	Vice-président, Services aux médecins de Northstar Acquisitions	—
CECIL F. FLEMING Toronto (Ontario)	Président du conseil de l'émetteur; gestionnaire de Northstar Acquisitions	Directeur d'entreprise
ROBERT P. KANEE Toronto (Ontario)	Administrateur de l'émetteur	Directeur d'entreprise
KENNETH J. KLEIN Houston, Texas	Chef des services financiers et secrétaire général de l'émetteur et de Northstar Acquisitions; gestionnaire de Northstar Acquisitions	—
BRAD KOVNAT Houston, Texas	Vice-président, Développement des affaires de Northstar Acquisitions	—
DONALD L. KRAMER, M.D. Houston, Texas	Administrateur de l'émetteur; gestionnaire de Northstar Acquisitions; chef de la direction de l'émetteur et de Northstar Acquisitions	—
BARRY A. TISSENBAUM Toronto (Ontario)	Administrateur de l'émetteur	Directeur d'entreprise
STEPHANIE VICTORIAN Houston, Texas	Vice-présidente, Opérations cliniques de Northstar Acquisitions	—
VICTOR A. WELLS Oakville (Ontario)	Administrateur de l'émetteur	Directeur d'entreprise

À la clôture, les administrateurs et les hauts dirigeants de l'émetteur, collectivement, ont l'intention de souscrire un nombre d'actions ordinaires représentant moins de 1 % des actions ordinaires. À la clôture, M. Donald L. Kramer, chef de la direction de Northstar, par le biais de sa participation dans Ventures, détiendra indirectement la totalité des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco, ce qui représente une participation avec droit de vote de 12,5 % à la fois dans Northstar Acquistions et dans Northstar Subco.

Biographies

Jason Fisher. Avant d'être nommé à titre de vice-président, Services aux médecins de Northstar Acquisitions, M. Fisher était associé fondateur et vice-président de Palladium Management, Ltd. M. Fisher était également un représentant commercial de la River Oaks Pain Management. Avant de se joindre à Palladium Management, Ltd. en 2003, M. Fisher a travaillé dans le domaine de la commercialisation de produits pharmaceutiques à Los Angeles et à Houston. M. Fisher est titulaire d'un baccalauréat en administration des affaires avec spécialisation en commercialisation de la Baylor University.

Cecil F. Fleming. M. Fleming est un directeur d'entreprise agissant en qualité d'administrateur et de membre du comité de vérification de First Equity Benefits Inc. De 1997 à 2002, M. Fleming était le chef de la direction de BDO International B.V., société ayant son siège à Bruxelles, en Belgique. Auparavant, M. Fleming a occupé un poste d'associé pendant 36 ans auprès de BDO Dunwoody s.r.l. (anciennement Dunwoody & Company), où il a agi à titre d'associé directeur national du Canada (chef de la direction) de 1981 à 1996. M. Fleming a obtenu son titre de comptable agréé de l'Ontario en 1960 et a été élu en qualité de membre de l'Institut des comptables agréés de l'Ontario en 1985. Il a également agi à titre de commissaire de la Commission ontarienne de révision des pratiques financières.

Robert P. Kanee. M. Kanee est un directeur d'entreprise. Il a occupé le poste d'administrateur d'un grand nombre de sociétés fermées des secteurs de la gestion immobilière, de l'aménagement immobilier, des portefeuilles de placement, de la fabrication et de la distribution. De 1994 à 2000, M. Kanee était un administrateur de Perkins Paper Limited, société inscrite à la cote de la TSX sous le contrôle de Cascades Inc., puis en 2000, il a siégé à titre de président du comité indépendant qui a supervisé la privatisation de la société. De 1989 à 1999, M. Kanee était un administrateur de la Women's College Hospital à Toronto, en Ontario, puis a agi à titre de président du Comité des finances et de l'investissement et à titre de vice-président de ce même comité de 1998 à 1999. De 1991 à 1998, M. Kanee était vice-président, Fusions et acquisitions d'Abitibi-Consolidated Inc. (anciennement Abitibi-Price Inc.), l'un des plus importants fabricants de papier journal au monde. M. Kanee a obtenu sa maîtrise en administration des affaires de la University of Western Ontario en 1971 et a obtenu son titre de comptable agréé de l'Ontario auprès de Peat Marwick Mitchell en 1973. M. Kanee a obtenu son titre de membre de l'Institut des administrateurs de sociétés du Canada en 2004.

Kenneth J. Klein. Avant d'être nommé à titre de chef/contrôleur des services financiers de l'émetteur et de Northstar Acquisitions, M. Klein a agi à titre de vice-président adjoint, Finances, au sein de la Menninger Clinic, poste qu'il a occupé de 2005 à 2007. Avant de se joindre à la Menninger Clinic, M. Klein a été le directeur des finances du Memorial Hermann Southeast Hospital d'août 2003 à janvier 2005. Auparavant, M. Klein était le contrôleur de Southwest Concrete Products. M. Klein possède plus de 19 ans d'expérience en finances et en soins de santé. M. Klein a occupé des postes auprès de plusieurs autres organismes de soins de santé à Houston, au Texas, notamment au sein du Texas Children's Hospital, des Castle Dental Centers et du Fisher Healthcare. En 1988, M. Klein a commencé sa carrière au sein de KPMG Peat Marwick, après avoir obtenu son baccalauréat ès sciences avec spécialisation en comptabilité auprès de la Sacred Heart University à Fairfield, au Connecticut, et est également un expert-comptable diplômé (*certified public accountant*) du Texas. En outre, M. Klein est un membre actif de la Healthcare Financial Management Association.

Brad Kovnat. Avant d'être nommé à titre de vice-président, Développement des affaires de Northstar Acquisitions, M. Kovnat était associé fondateur et vice-président de Palladium Management, Ltd. M. Kovnat était également coadministrateur du CCA Palladium et de River Oaks Pain Management. M. Kovnat s'est joint à River Oaks Pain Management en novembre 2001 et est par la suite devenu associé fondateur de Palladium Management, Ltd. en mars 2004. Il a obtenu un baccalauréat ès arts de la Hofstra University, située à Hempstead, dans l'État de New York, en 1990 et a obtenu une maîtrise en administration des affaires de la Graziadio Shool of Business and Management de la Pepperdine University de Los Angeles en 2000. M. Kovnat est membre de la Texas Ambulatory Surgery Center Society ainsi que de la Federated Ambulatory Surgery Association.

Donald L. Kramer, M.D. Avant d'être nommé à titre de chef de la direction de l'émetteur et de Northstar Acquisitions, le Dr Kramer agissait à titre de président et directeur médical de Palladium Management, Ltd. depuis 2003. Le Dr Kramer a pratiqué la médecine pendant plus de 25 ans. Il a été associé fondateur de cinq CCA fructueux de Houston, notamment le CCA Palladium. Le Dr Kramer s'est joint à d'autres investisseurs en 1996 afin de mettre au point la Foundation Surgery Affiliates d'Oklahoma, laquelle a donné naissance à 31 CCA ainsi qu'à deux hôpitaux. En outre, le Dr Kramer a fondé Access Mediquip L.L.C., laquelle développe des coentreprises avec des

hôpitaux et des cabinets de médecins aux fins de la revente de dispositifs médicaux implantables. Le Dr Kramer a obtenu son baccalauréat ès sciences avec spécialisation en propédeutique et en statistiques de la Penn State University ainsi que son diplôme en médecine du Jefferson Medical College de Philadelphie. Le Dr Kramer est un membre actif de la Harris County Medical Society, de la Texas Medical Association et de la Texas Ambulatory Surgery Center Society et a auparavant occupé un poste au sein de la faculté de médecine du Baylor College of Medicine et de la University of Texas Medical Branch.

Barry A. Tissenbaum. M. Tissenbaum est un directeur d'entreprise et un consultant. M. Tissenbaum est actuellement administrateur, membre du conseil et président du comité de vérification du Universal Energy Group ainsi que membre du conseil à titre consultatif au sein de nombreuses sociétés fermées. De 1991 à 2005, M. Tissenbaum était associé d'Ernst & Young s.r.l./S.E.N.C.R.L., où il a agi en qualité de directeur, Commerce de détail et produits de consommation, de 1996 à 2000, et d'associé directeur du Toronto Midtown Office, de 1991 à 1996. M. Tissenbaum a obtenu son titre de comptable agréé du Québec en 1968 et de l'Ontario en 1974. Il est membre de l'Institut canadien des comptables agréés et de l'Institut des comptables agréés de l'Ontario.

Stephanie Victorian. Avant d'être nommée à titre de vice-présidente, Opérations cliniques de Northstar Acquisitions, Mme Victorian était associée fondatrice et vice-présidente de Palladium Management, Ltd. Elle était également coadministratrice du CCA Palladium et de River Oaks Pain Management, représentant l'entreprise en qualité de directrice, Protection des renseignements personnels et gestion des risques, rôle dans le cadre duquel elle était responsable de la gestion des ressources humaines et des programmes de gestion des dossiers médicaux. Avant de se joindre à Palladium Management, Ltd. en 2004, Mme Victorian a travaillé au Memorial Hermann Southwest Hospital à Houston, où elle a agi à titre de directrice des services cliniques auprès des groupes d'ORL, d'ophtalmologie, dentaire, de traitement de la douleur et de chirurgie plastique. Mme Victorian a reçu son baccalauréat ès sciences avec spécialisation en soins infirmiers de la Prairie View A&M University en 1995 et est membre de l'Association of Operation Room Nurses (AORN), de la Texas Ambulatory Surgery Center Society et de la Federated Ambulatory Surgery Association.

Victor Wells. M. Wells est un directeur d'entreprise. M. Wells est un administrateur de la Student Transportation of America Ltd. et de MagIndustries Corp. et est membre du AIG Excess Casualty Advisory Board. Il est également fiduciaire du Canada Cartage Diversified Income Fund. De juillet 2001 jusqu'à ce qu'il prenne sa retraite en mars 2006, M. Wells était vice-président, Finances et chef des services financiers du Chemtrade Logistics Income Fund. De 1998 à 2001, M. Wells était vice-président, Finances et chef des services financiers de la Tahera Diamond Corporation, société diamantifère inscrite à la cote de la TSX. M. Wells a obtenu son titre de comptable agréé auprès d'Ernst & Young s.r.l./S.E.N.C.R.L., à Toronto, et a été élu à titre de membre de l'Institute of Chartered Accountants of British Columbia en 1990 et de membre de l'Institut des comptables agréés de l'Ontario en 2006. M. Wells a obtenu son titre auprès de l'Institut des administrateurs de sociétés en 2007. M. Wells était anciennement le chef des services financiers de la Anvil Range Mining Corporation au moment où cette société a demandé la protection en vertu de la Loi sur les arrangements avec les créanciers des compagnies en 1998. Après ce dépôt, les services de M. Wells ont été retenus à titre de consultant en vue d'aider le séquestre judiciaire de la société.

RÉMUNÉRATION DE LA DIRECTION

Tableau sommaire de la rémunération

Le tableau ci-après présente un sommaire des arrangements relatifs à la rémunération annuelle et à long terme proposés en contrepartie de services qui doivent être rendus au cours de l'exercice 2007 de l'émetteur, en ce qui concerne le chef de la direction et le chef des services financiers de Northstar Acquisitions.

Nom et poste principal	Salaire ($)	Autre rémunération annuelle ($)[1)]	Rémunération à long terme[1)]
DONALD L. KRAMER, M.D Chef de la direction	225 000 $	— $	— $
KENNETH J. KLEIN Chef des services financiers et secrétaire général	140 000 $	— $	— $

Note :

1) Le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur examinera les attributions devant être versées à la direction dans le cours normal des activités, à l'exception de la rémunération annuelle et de la rémunération à long terme, après la réalisation du placement.

Contrats d'emploi et ententes de non-concurrence

Aux termes des contrats d'emploi devant être conclus avec Northstar Acquisitions, chacun de MM. Kramer et Klein recevront un salaire annuel de base qui sera révisé chaque année et qui pourra être majoré au gré du conseil d'administration, ainsi qu'une prime, s'il y a lieu, tel que peut en décider le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

Le contrat d'emploi du Dr Kramer sera d'une durée initiale de trois ans et sera automatiquement renouvelable, à moins que l'une des parties ne soumette à l'autre un avis de non-renouvellement. Le contrat d'emploi de M. Klein aura une durée initiale de deux ans et sera automatiquement renouvelable, à moins que l'une des parties ne soumette à l'autre un avis de non-renouvellement. Sauf tel qu'il a été autrement approuvé par le conseil d'administration, le Dr Kramer conviendra avec Northstar Acquisitions que, aux termes de son contrat d'emploi, tant qu'il sera à l'emploi de Northstar Acquisitions et pendant une période se terminant au cinquième anniversaire de la date de clôture ou six mois suivant la cessation de son emploi, selon la plus tardive de ces deux dates, il ne sera pas autorisé à prendre un engagement, à avoir un intérêt financier, à fournir des services, à prêter de l'argent ou à garantir les obligations d'une personne qui exerce des activités qui font concurrence à tous égards importants aux activités, ou à une partie importante de celles-ci, qui sont menées par Northstar Acquisitions ou l'un des membres de son groupe à la date de la cessation de son emploi ou du non-renouvellement de son contrat d'emploi ou pendant les six mois précédant une telle cessation d'emploi ou un tel non-renouvellement de son contrat d'emploi, autrement que par la propriété d'un maximum de 5 % d'une catégorie de titres d'une entité cotée en bourse qui fait concurrence à Northstar Acquisitions.

Régime de rémunération à long terme

Suivant la clôture, Northstar Acquisitions adoptera un régime de rémunération à long terme (un « RRLT ») à l'intention des membres clés de la haute direction. L'objectif du RRLT est de fournir aux participants admissibles des occasions de rémunération qui augmenteront la capacité de Northstar Acquisitions à attirer, à retenir et à motiver son personnel clé et de récompenser les membres du personnel clés pour leur excellent rendement relativement aux services non médicaux. Aux termes du RRLT, Northstar Acquisitions mettra sur pied un ensemble de fonds en fonction de l'excédent (l'« excédent ») de l'encaisse disponible de l'émetteur aux fins du versement de dividendes sur les actions ordinaires (sans tenir compte des réserves pour les dépenses en capital ni des réserves pour les baux ou les emprunts de matériel) par rapport au seuil annuel de base devant être établi par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

Le RRLT sera géré par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, lequel déterminera à l'occasion : (i) qui sont les participants au RRLT; (ii) le niveau de participation de chaque participant; (iii) le ou les moments où les actions ordinaires deviendront acquises pour chaque participant; et (iv) les rajustements nécessaires pour atteindre le montant cible.

Le RRLT prévoira des paiements en espèces qui pourront être obtenus en fonction des seuils suivants, en supposant que l'encaisse disponible aux fins du versement de dividendes excède le montant cible fixé par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur. À l'origine, le montant cible de l'encaisse disponible aux fins du versement de dividendes par action ordinaire dans le cadre du RRLT correspondra à 1,20 $ CA par exercice. Cette cible pourra être rajustée par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, à l'occasion.

Pourcentage représentant l'excédent par rapport au montant cible	Pourcentage du surplus disponible à des fins d'attribution au titre du RRLT
5 % ou moins	0 %
Entre 5 % et 10 %	10 %
Entre 10 % et 15 %	15 %
15 % ou plus	20 %

Si un participant du RRLT cesse d'être un participant admissible aux termes du RRLT, les paiements non effectués au titre du RRLT seront immédiatement exigibles, à moins qu'un tel changement ne survienne par suite de la cessation d'emploi avec motif valable ou de la démission du participant (auquel cas, à moins que n'en décide

autrement le comité de rémunération, des candidatures et de gouvernance d'entreprise, ces paiements seront frappés de déchéance).

Régime de droits à la plus-value des actions

Suivant la clôture, l'émetteur adoptera également un régime de droits à la plus-value des actions (un « régime de DPVA ») en vue de favoriser la réalisation des objectifs de rendement de l'émetteur, de veiller à ce que les intérêts des personnes clés soient liés au succès de l'émetteur et d'offrir des occasions de rémunération qui permettront d'attirer, de retenir et de motiver les membres de la haute direction et les administrateurs dont l'apport est essentiel au succès à long terme de Northstar. Aux termes du régime de DPVA, l'émetteur peut attribuer des droits à la plus-value des actions (les « DPVA ») aux membres de la haute direction de Northstar Acquisitions et aux membres du conseil d'administration. Le nombre maximal d'actions ordinaires sous-jacentes qui pourront être émises aux termes du régime de DPVA correspondra à 10 % des actions ordinaires émises et en circulation à la clôture, sous réserve de certains rajustements en cas de fractionnement, de regroupement ou de reclassification des actions ordinaires ou d'autres changements analogues apportés au capital-actions de l'émetteur.

Le régime de DPVA sera administré par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur, qui pourra, à l'occasion et à son gré, attribuer des DPVA aux personnes admissibles, à un prix d'exercice fixe.

Un DPVA aura une durée maximale de dix ans. Le prix d'exercice d'un DPVA ne devra pas être inférieur au cours moyen pondéré des actions ordinaires à la TSX pour les cinq jours de négociation précédant immédiatement la date de leur octroi. Les DPVA seront acquis de la manière établie par le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur.

À l'exercice d'un DPVA, le porteur recevra un paiement en espèces, des actions ordinaires ou une combinaison des deux dont la valeur sera équivalente à l'excédent de la juste valeur marchande d'une action ordinaire à la date de l'exercice par rapport au prix d'exercice du DPVA.

Dans l'éventualité où un porteur cesserait d'être une personne admissible aux termes du régime de DPVA, les DPVA qu'il détient prendront immédiatement fin, à moins que le comité de rémunération, des candidatures et de gouvernance d'entreprise n'en décide autrement.

Sous réserve de l'obtention des approbations des autorités de réglementation pertinentes, le comité de rémunération, des candidatures et de gouvernance d'entreprise peut, à son gré, accélérer la période d'acquisition et fixer un nouveau prix pour les DPVA.

Le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur envisagera après la clôture l'attribution de DPVA aux membres de la haute direction de Northstar Acquisitions et aux membres du conseil d'administration.

Outre le RRLT et le régime de DPVA, le comité de rémunération, des candidatures et de gouvernance d'entreprise de l'émetteur peut, à son gré, mettre en œuvre des arrangements relatifs à la rémunération supplémentaires afin de veiller à ce que les intérêts des personnes clés soient liés au succès de l'émetteur.

Protection d'assurance de l'émetteur et des entités liées et indemnisation

L'émetteur obtiendra ou fera en sorte que soit obtenue une police d'assurance à l'intention des administrateurs et des dirigeants de l'émetteur ainsi que des administrateurs, des gestionnaires et des dirigeants des filiales de l'émetteur, y compris de Northstar Acquisitions. La limite de responsabilité globale applicable aux administrateurs, aux gestionnaires et aux dirigeants assurés au titre de la police sera de 25 millions de dollars, incluant les frais de défense. Aux termes de la police, chaque entité bénéficiera d'une protection relative au remboursement, dans la mesure où elle aura versé une indemnité aux administrateurs, aux gestionnaires et aux dirigeants. La police comprendra une protection relative aux réclamations visant des titres, qui fournira une protection contre toute obligation juridique de payer des frais dans le cadre de toute réclamation visant des titres pouvant être formulée contre l'émetteur, Northstar Acquisitions et l'une ou l'autre de leurs filiales. La limite de responsabilité globale sera partagée entre l'émetteur, Northstar Acquisitions et l'une ou l'autre de leurs filiales ainsi que leurs administrateurs, gestionnaires et dirigeants respectifs, de sorte que la limite de responsabilité ne s'appliquera pas exclusivement à l'une ou l'autre des entités ou à leurs administrateurs, gestionnaires et dirigeants respectifs.

Les règlements administratifs de l'émetteur, la convention d'exploitation de Northstar Acquisitions ainsi que les conventions de société en commandite visant chacune des sociétés en commandite Northstar prévoient l'indemnisation obligatoire de leurs administrateurs, gestionnaires et dirigeants respectifs à l'égard de toute responsabilité et de tous frais engagés dans le cadre d'une poursuite intentée contre l'un ou l'autre d'entre eux qui serait liée à l'exécution de leurs fonctions, sous réserve de certaines restrictions.

EMPLOI DU PRODUIT

Northstar prévoit toucher un produit net tiré du placement de 120 865 826 $, déduction faite des frais payables par Northstar aux preneurs fermes et des frais estimatifs liés au présent placement payables par Northstar. Les frais totaux liés au présent placement estimés à 12 678 817 $ comprennent les frais que Northstar est obligé de rembourser aux preneurs fermes.

Northstar affectera ce produit net à l'acquisition directe ou indirecte de la totalité des parts de catégorie A d'Acquisitions, de la totalité des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions. La totalité des parts de catégorie B d'Acquisitions seront détenues par Ventures. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Acquisitions affectera le produit tiré de la vente de ses titres de participation à l'acquisition de la totalité des parts privilégiées de Subco et des parts de catégorie A de Subco. Se reporter à la rubrique intitulée « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Subco affectera une tranche d'environ 59,9 millions de dollars de ce produit à l'acquisition indirecte d'une participation de société en commandite de 55 %, incluant la participation de commandité, dans la société en commandite Palladium et une tranche d'environ 47,7 millions de dollars à l'acquisition indirecte d'une participation de société en commandite de 60 %, incluant la participation de commandité, dans la société en commandite Kirby. Le reliquat du produit sera versé à Ventures. Ventures devrait fournir ou faire en sorte que soit mise à la disposition de Northstar Subco une facilité de crédit renouvelable de cinq ans pour un montant de 5 millions de dollars devant servir aux fins du fonds de roulement. De plus, à la clôture, Ventures fournira une garantie en espèces jusqu'à concurrence de 5 millions de dollars, au besoin, pour appuyer les ententes de couverture de Northstar. Se reporter à la rubrique « Endettement de Northstar ».

Le produit net que touchera l'émetteur par suite de la levée intégrale de l'option pour attributions excédentaires sera affecté principalement à l'acquisition d'une participation supplémentaire dans la société en commandite Palladium (proportionnellement au pourcentage des options pour attributions excédentaires levées), ce qui fera en sorte que Northstar Acquisitions détiendra une participation indirecte de 70 % dans la société en commandite Palladium si l'option pour attributions excédentaires est levée intégralement. Le reliquat du produit sera versé à Ventures. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».

L'ÉMETTEUR, NORTHSTAR ACQUISITIONS, NORTHSTAR SUBCO ET LES SOCIÉTÉS EN COMMANDITE NORTHSTAR

L'émetteur

L'émetteur est une société qui a été constituée sous le régime de la BCBCA le 16 mars 2007. Le siège social de l'émetteur est situé au 355 Burrard Street, bureau 1900, Vancouver (Colombie-Britannique). Le principal établissement de l'émetteur est situé au 250 Yonge Street, bureau 2400, Toronto (Ontario).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement, l'émetteur détiendra, directement ou indirectement, la totalité des parts privilégiées d'Acquisitions, des parts ordinaires d'Acquisitions et des parts de catégorie A d'Acquisitions. Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Northstar Acquisitions

Northstar Acquisitions est une société à responsabilité limitée du Delaware qui a remplacé une société en commandite du Texas mise sur pied en 2003. Le siège social de Northstar Acquisitions est situé au 1201 Orange Street,

Wilmington (Delaware). Le principal établissement de Northstar Acquisitions est situé au 4120 Southwest Freeway, bureau 150, Houston (Texas).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement ainsi que celles envisagées dans les conventions d'achat de participations de société en commandite, Northstar Acquisitions détiendra directement la totalité des parts privilégiées de Subco et la totalité des parts de catégorie A de Subco, lesquelles représentent collectivement une participation à hauteur de 87,5 % dans Northstar Subco. Ventures détiendra la totalité des parts de catégorie B de Subco, lesquelles représentent une participation à hauteur de 12,5 % dans Northstar Subco. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Northstar Subco

Northstar Subco est une société à responsabilité limitée du Delaware. Le siège social de Northstar Subco est situé au 1201 Orange Street, Wilmington (Delaware). Le principal établissement de Northstar Subco est situé au 4120 Southwest Freeway, bureau 150, Houston (Texas).

Après la réalisation du placement et des opérations envisagées dans la convention d'investissement ainsi que celles envisagées dans les conventions d'achat de participations de société en commandite, Northstar Subco détiendra indirectement une participation de société en commandite à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 60 % dans la société en commandite Kirby. Ces participations indirectes comprennent la totalité de la participation de commandité dans chacune des sociétés en commandite Northstar. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Les sociétés en commandite Northstar

À la clôture, chaque société en commandite Northstar sera une société en commandite constituée sous le régime des lois de l'État du Texas. Le siège social et le principal établissement de chaque société en commandite Northstar sont comme suit : dans le cas de la société en commandite Palladium, le 4120 Southwest Freeway, 2e étage, Houston (Texas) et dans le cas de la société en commandite Kirby, le 9300 Kirby Drive, bureau 100, Houston (Texas).

Simultanément avec la clôture, chaque société en commandite Northstar sera réorganisée conformément à la convention d'investissement, aux conventions d'achat de participations de société en commandite et à la convention de société en commandite Northstar applicable. Northstar Subco acquerra indirectement une participation de société en commandite à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire à hauteur de 40 % dans la société en commandite Kirby. Se reporter aux rubriques « Convention d'investissement et opérations connexes » et « Structure postérieure à la clôture ».

Résumé

Bien que la structure du capital de Northstar Subco et de Northstar Acquisitions soit complexe, les retombées économiques pour Northstar et Ventures suivant la clôture du placement peuvent être résumées comme suit :

- L'émetteur, par le truchement de sa propriété directe et indirecte des parts ordinaires d'Acquisitions, des parts privilégiées d'Acquisitions, des parts de catégorie A d'Acquisitions, des parts privilégiées de Subco et des parts de catégorie A de Subco, aura droit à (i) 87,5 % des distributions en espèces versées à l'égard du placement indirect de Northstar Subco dans les sociétés en commandite Northstar et des services de gestion fournis par Northstar Acquisitions aux sociétés en commandite Northstar et aux centres gérés (déduction faite des distributions préférentielles sur les parts privilégiées de Subco et sur les parts privilégiées d'Acquisitions ainsi que toute retenue d'impôt américain applicable); et à (ii) une participation avec droit de vote de 87,5 %

dans Northstar Acquisitions, qui détiendra elle-même une participation avec droit de vote de 87,5 % dans Northstar Subco.

- Ventures, par le truchement de sa propriété des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco, aura droit à (i) 12,5 % des distributions en espèces versées dans le cadre du placement indirect de Northstar Subco dans les sociétés en commandite Northstar et des services de gestion fournis par Northstar Acquisitions aux sociétés en commandite Northstar et aux centres gérés (déduction faite des distributions préférentielles sur les parts privilégiées de Subco et sur les parts privilégiées d'Acquisitions); et à (ii) une participation avec droit de vote de 12,5 % à la fois dans Northstar Acquisitions et dans Northstar Subco.

Les frais d'exploitation directs engagés pour chaque société en commandite sont répartis au pro rata par les propriétaires de chacune des sociétés en commandite respectives de Northstar. Les frais d'exploitation engagés par Northstar Subco, Northstar Acquisitions, Northstar Holdco et l'émetteur, incluant les frais engagés à titre de société ouverte, sont répartis au pro rata entre l'émetteur et Ventures.

CONVENTION D'INVESTISSEMENT ET OPÉRATIONS CONNEXES

Convention d'investissement

Généralités

L'émetteur, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar GPco, Northstar LPco et Ventures concluront la convention d'investissement, qui doit être intervenue en date du prospectus définitif. Aux termes de la convention d'investissement, une série d'opérations seront entreprises et feront en sorte que l'émetteur fera indirectement l'acquisition, par le truchement de Northstar Holdco, des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions. Ventures conservera une participation dans Northstar Acquisitions par le truchement de sa propriété des parts de catégorie B d'Acquisitions. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

À la clôture, Northstar Acquisitions détiendra la totalité des parts privilégiées de Subco ainsi que la totalité des parts de catégorie A de Subco. Ventures conservera une participation dans Northstar Subco par le truchement de sa propriété de la totalité des parts de catégorie B de Subco. « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

Northstar Subco fera ensuite indirectement l'acquisition, aux termes des conventions d'achat de participations de société en commandite, d'une participation indirecte de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation indirecte de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire de 60 % dans la société en commandite Kirby. Le texte qui suit constitue un résumé de certaines modalités de la convention d'investissement, lequel résumé ne prétend pas être exhaustif. On se reportera à la convention d'investissement pour obtenir la description complète de ces modalités ainsi que pour les consulter dans leur intégralité.

Engagements, déclarations, garanties et indemnités

La convention d'investissement comportera des engagements, des déclarations, des garanties ainsi que des indemnités connexes conjoints et individuels d'usage de Northstar Acquisitions, Northstar Subco, Northstar GPco et Northstar LPco en faveur de l'émetteur se rapportant aux activités et aux affaires de chacune des sociétés en commandite Northstar. Les déclarations faites et les garanties données par Northstar Acquisitions, Northstar Subco, Northstar GPco et Northstar LPco se rapportant aux activités et aux affaires des sociétés en commandite Northstar dans la convention d'investissement seront, à tous égards importants, identiques à celles faites ou données par les médecins commanditaires dans la convention d'achat de participations de société en commandite. Se reporter à la rubrique « – Conventions d'achat de participations de société en commandite ».

Ventures fera également des déclarations et donnera également des garanties (et fournira des indemnités à l'égard de celles-ci) en ce qui concerne les activités et les affaires des sociétés en commandite Northstar. De telles déclarations et garanties seront, sous réserve de la connaissance que possède Ventures (après avoir mené une enquête raisonnable), et seront par ailleurs, à tous égards importants, identiques à celles faites ou données par les médecins commanditaires dans les conventions d'achat de participations de société en commandite. Ventures sera uniquement tenue responsable des déclarations et des garanties se rapportant aux activités et aux affaires des sociétés en commandite Northstar après qu'un recours complet, attentif et définitif ait été exercé par les médecins commanditaires aux termes de la convention d'achat de participations de société en commandite pertinente. La responsabilité maximale de Ventures aux termes des indemnités versées à l'égard des déclarations, des garanties et des engagements, à l'exception des déclarations relatives au prospectus, sera assujettie à une franchise unique de 500 000 $ et sera fixée à 10 millions de dollars; toutefois, tous les montants payables aux termes de celle-ci devront être inclus dans le calcul de la limite et de la franchise au titre de l'indemnité de Ventures relative à la déclaration faite dans le prospectus, tel qu'il est décrit ci-après. De telles déclarations et garanties demeureront généralement en vigueur pendant une période de 24 mois à compter de la clôture (sauf en ce qui concerne certaines questions, telles que les questions liées au titre ainsi que les questions y afférentes, qui demeureront en vigueur indéfiniment, et certaines autres questions, telles que les questions d'ordre fiscal, qui demeureront en vigueur pendant la durée des périodes de restriction applicables). Aux termes de la convention d'investissement, Ventures conviendra de ne pas faire concurrence à l'émetteur ni à ses filiales dans le secteur des CCA dans l'État du Texas pendant une période de cinq ans.

La convention d'investissement comprendra également une déclaration faite par Ventures selon laquelle, au mieux de ses connaissances et après avoir mené une enquête raisonnable, il n'existe aucune déclaration fausse ou trompeuse connue (au sens attribué à ce terme dans la *Loi sur les valeurs mobilières* (Ontario)), dans le prospectus. Ventures versera à l'émetteur une indemnité à l'égard de tout manquement à une telle déclaration. L'indemnité relative à la déclaration faite dans le prospectus sera assujettie à une franchise de 500 000 $ et sera fixée à un montant maximal correspondant à la somme (i) du produit en espèces reçu par Ventures à la clôture et (ii) de la valeur des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco détenues par Ventures à l'occasion (tel que déterminé aux termes des conventions d'exploitation de Northstar Acquisitions et de Northstar Subco). Tout produit en espèces reçu par Ventures par suite d'un transfert, de la vente ou du rachat de parts de catégorie B d'Acquisitions ou de parts de catégorie B de Subco sera retenu par Ventures et ne sera pas distribué à ses associés avant la fin de la période de maintien en vigueur de la déclaration faite dans le prospectus. L'indemnité à l'égard de la déclaration faite dans le prospectus demeurera en vigueur pendant une période de 36 mois et 60 jours à compter de la clôture.

En aucun cas un associé de Ventures ne pourra-t-il être tenu personnellement responsable aux termes des indemnités prévues dans la convention d'investissement et les parties indemnisées devront s'en remettre uniquement aux éléments d'actifs de Ventures, et non à ceux de l'un ses associés (qu'il s'agisse d'un commanditaire ou d'un commandité), pour satisfaire aux obligations aux termes de ces indemnités.

Seul l'émetteur est autorisé à présenter une réclamation ou à intenter une poursuite pour représentation fausse ou trompeuse ou pour rupture de contrat aux termes de la convention d'investissement. Les acquéreurs d'actions ordinaires ne posséderont aucun droit de résolution direct contre une filiale de l'émetteur à l'égard d'une déclaration fausse ou trompeuse faite dans le prospectus et posséderont uniquement un droit de résolution contre Ventures (en plus de l'émetteur et des preneurs fermes), étant donné que Ventures est considéré comme un promoteur en vertu de la législation en valeurs mobilières canadienne applicable. Se reporter à la rubrique « Droits de résolution et sanctions civiles ».

Conditions relatives à la clôture

Le placement indirect de l'émetteur dans Northstar Subco, de même que le placement indirect de Northstar Subco dans les sociétés en commandite Northstar seront conditionnels à la réalisation du présent placement et des opérations dont il est question dans la convention d'investissement et les conventions d'achat de participations de société en commandite.

Conventions d'achat de participations de société en commandite

Généralités

En ce qui concerne chacune des sociétés en commandite Northstar, Northstar LPco, Northstar GPco et les médecins commanditaires de ces sociétés en commandite Northstar sont parties à une convention d'achat de

participations de société en commandite prévoyant l'acquisition par Northstar LPco et Northstar GPco d'une participation de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation de 60 % dans la société en commandite Kirby. Les médecins commanditaires de la société en commandite Palladium conserveront une participation de commanditaire de 45 % dans la société en commandite Palladium (30 % si l'option pour attributions excédentaires est levée intégralement) et les médecins commanditaires de la société en commandite Kirby conserveront une participation de commanditaire de 40 % dans la société en commandite Kirby. Le texte qui suit est un résumé de certaines modalités des conventions d'achat de participations de société en commandite, lequel résumé ne prétend pas être exhaustif.

Déclarations, garanties et indemnités

Chaque convention d'achat de participations de société en commandite contient les déclarations d'usage faites et les garanties d'usage données par les médecins commanditaires vendeurs de la société en commandite Northstar pertinente en faveur de Northstar GPco et de Northstar LPco. Ces déclarations demeureront généralement en vigueur pendant deux ans suivant la clôture (sauf en ce qui concerne certaines questions, telles que les titres et les questions y afférentes, qui demeureront en vigueur indéfiniment, et sauf en ce qui concerne certaines autres questions, comme les questions d'ordre fiscal qui demeureront en vigueur pendant la durée des périodes de restrictions applicables).

La responsabilité maximale qui incombe aux médecins commanditaires aux termes des conventions d'achat de participations de société en commandite se limitera généralement au prix d'achat global payé aux médecins commanditaires à l'égard de leurs participations de société en commandite, plus les frais et les dépenses engagés par Northstar GPco et Northstar LPco dans le cadre de tout litige ou de tout règlement lié à la demande d'indemnisation en question.

Engagement de non-concurrence

Les médecins commanditaires vendeurs de chaque CCA de Northstar se sont engagés, au cours de la période de cinq ans suivant la clôture, à ne pas, directement ou indirectement, sous réserve de certaines exceptions particulières, détenir ou financer toute entreprise, exercer un contrôle sur toute entreprise ou participer aux bénéfices ou aux recettes de toute entreprise qui fait concurrence à un CCA de Northstar situé dans la zone qui correspond à la région la plus étendue dont les limites se situent (i) à l'intérieur d'un rayon de 30 milles d'un CCA dans lequel Northstar GPco et Northstar LPco possèdent collectivement une participation directe ou indirecte de 50 % ou plus; ou (ii) 25 milles à l'extérieur du périmètre de la ville de Houston. En dépit de ce qui précède, on ne pourra empêcher un médecin commanditaire de pratiquer une chirurgie dans une autre installation ou d'autrement pratiquer la médecine dans une clinique privée qui peut faire appel aux services d'une telle installation concurrentielle.

Entiercement

Les médecins commanditaires vendeurs investiront environ 18 millions de dollars dans des comptes sous entiercement détenus par une institution financière indépendante du Texas. Ces fonds garantiront une partie des obligations d'indemnisation de ce médecin commanditaire vendeur en ce qui concerne les déclarations qu'il a faites et les garanties qu'il a données en faveur de Northstar LPco et de Northstar GPco. Chacun des médecins commanditaires vendeur aura le droit de gérer le placement de ses fonds entiercés, et pourra effectuer un retrait annuel correspondant à un maximum de 40 % de l'augmentation cumulative de la valeur de ses fonds entiercés enregistrée dans les années antérieures. Les fonds entiercés seront libérés pour chaque médecin commanditaire vendeur sur une période de quatre ans, 15 %, 25 %, 30 % et 30 % des fonds étant libérés de leur entiercement à la fin des années un à quatre, respectivement. Les fonds entiercés d'un médecin commanditaire seront entièrement libérés advenant son décès ou son invalidité et seront frappés de déchéance si le médecin commanditaire prend sa retraite avant que les fonds n'aient été libérés.

Conditions relatives à la clôture

Le placement réalisé par Northstar GPco et Northstar LPco dans les sociétés en commandite Northstar sera conditionnel, entre autres, à la réalisation du présent placement.

STRUCTURE POSTÉRIEURE À LA CLÔTURE

Le diagramme ci-dessous illustre la structure de la propriété de l'émetteur à la réalisation du placement ainsi que des opérations dont il est question dans la convention d'investissement et dans les conventions d'achat de participations de société en commandite. Se reporter à la rubrique « Convention d'investissement et opérations connexes ».



INVESTISSEURS PUBLICS
100 % d'actions ordinaires
Northstar Healthcare Inc.
(Colombie-Britannique)
100 % de parts de catégorie A d'Acquisitions
100 % d'actions ordinaires
Northstar Healthcare Holdings, Inc.
(Delaware)
100 % de parts ordinaires d'Acquisitions et
100 % de parts privilégiées d'Acquisitions[1)]
Northstar Healthcare Acquisitions, L.L.C.
(Delaware)
Healthcare Ventures, Ltd.
(Texas)[7)]
100 % de parts de catégorie B d'Acquisitions[1)]
100 % de parts de catégorie A de Subco et
100 % de parts privilégiées de Subco[1)]
100 % de parts de catégorie B de Subco[1)]
Northstar Healthcare Subco, L.L.C.
(Delaware)
Conventions de gestion
participation de 55 %[2)3)4)]
participation de 60 %[2)5)]
The Palladium for Surgery – Houston LP
(Texas)
Medical Ambulatory Surgical Suites, LP
(Texas)
The Palladium for Surgery – Dallas[6)]
River Oaks Pain Clinics

Notes :

1) Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».
2) Propriété indirecte qui comprend la participation de commandité.
3) En supposant que l'option pour attributions excédentaires est levée intégralement, il s'agirait d'une participation de 70 %.
4) La participation restante de 45 % (30 % si l'option pour attributions excédentaires est levée intégralement) est détenue par les médecins commanditaires.
5) La participation restante de 40 % est détenue par les médecins commanditaires.
6) Northstar possède un droit de premier refus sur toute vente future de The Palladium for Surgery – Dallas.
7) M. Donald L. Kramer, M.D. et chef de la direction de l'émetteur, est propriétaire d'une participation dans Ventures, la société en commandite Palladium, The Palladium for Surgery – Dallas et River Oaks Pain Clinics. Se reporter à la rubrique « Membres de la direction et personnes intéressés dans des opérations importantes ».

PARTICIPATION RETENUE

Après la clôture, Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Chaque part de catégorie B d'Acquisitions donne à Ventures le droit de recevoir de Northstar Acquisitions des distributions en espèces mensuelles équivalant à un pourcentage déterminé des revenus bruts de Northstar Acquisitions provenant des honoraires de gestion (y compris les honoraires de gestion touchés pour des services fournis dans le cadre de la convention de gestion de chaque société en commandite Northstar et de partage des coûts et pour des services fournis à d'autres clients de Northstar Acquisitions), devant être payés après que toutes les distributions ont été versées aux porteurs des parts privilégiées et des parts de catégorie A d'Acquisitions. Le pourcentage déterminé sera de 12,5 % à la clôture et diminuera si Ventures cède des parts de catégorie B d'Acquisitions en vertu du droit de négociation décrit ci-dessous.

Après la clôture, Ventures détiendra également la totalité des parts de catégorie B de Subco. Chaque part de catégorie B de Subco donne le droit à Ventures de recevoir des distributions de Northstar Subco, après le règlement des droits antérieurs des parts privilégiées de Subco, au prorata, aux porteurs de parts de catégorie A de Subco, sous réserve de certains arrangements en matière de report des distributions. Se reporter aux rubriques « L'émetteur, Northstar Acquisitions, Northstar Subco et la société en commandite Northstar » et « Northstar Subco – Report des distributions ».

Événements relatifs au rachat

Droit de négociation

La convention d'exploitation de Northstar Subco stipulera que les porteurs de parts de catégorie B de Subco ont le droit (le « droit de négociation »), pouvant être exercé à tout moment après le deuxième anniversaire de la clôture (mais pas plus d'une fois par semestre) de demander par écrit (une « demande ») que Northstar Subco entreprenne des négociations de bonne foi avec le porteur en question afin d'acheter aux fins d'annulation la totalité ou une partie des parts de catégorie B de Subco détenues par ce porteur. Le prix payé pour les parts de catégorie B de Subco correspondra à leur juste valeur marchande, majorée de la juste valeur marchande du nombre correspondant de parts de catégorie B d'Acquisitions. Sur réception d'une demande d'un porteur de parts de catégorie B de Subco, Northstar Subco devra, dans la mesure du possible, négocier l'achat des parts de catégorie B de Subco visées. Le droit de négociation ne peut être exercé que si, au moment de l'exercice, Northstar Subco n'est pas en situation de défaut relativement à une facilité de crédit ou à toute garantie ou indemnisation donnée par celle-ci.

Date de majoration

Si (i) dans les 60 jours suivant la réception d'une demande, Northstar Subco n'a pas fait son possible pour négocier l'achat aux fins d'annulation des parts de catégorie B de Subco visées; ou (ii) dans les 60 jours suivant la réception d'une demande, Northstar Subco a fait son possible pour négocier l'achat des parts de catégorie B de Subco mais Northstar Subco et le porteur n'ont pu s'entendre sur le prix d'achat des parts de catégorie B de Subco; ou (iii) dans les 60 jours suivant la demande, Northstar Subco offre d'acheter les parts de catégorie B de Subco et cette offre est acceptée par Ventures, et que l'achat effectué dans le cadre de cette offre n'est pas réalisé dans les 90 jours de la demande pour une raison autre que l'incapacité d'agir pour Northstar Subco pour des raisons ayant trait aux lois sur les valeurs mobilières (le soixantième ou le quatre-vingt dixième jour en question, selon le cas, est désigné la « date de majoration »), Ventures aura le droit de recevoir une distribution majorée (au sens donné ci-dessous) à l'égard des parts de catégorie B de Subco qui sont visées par la demande.

Pour chaque mois se terminant après la date de majoration, un dividende supplémentaire (la « distribution majorée ») sera versé à Ventures sur ses parts de catégorie B de Subco selon un montant par part de catégorie B de Subco équivalant à 0,1 fois la distribution qui aurait autrement été reçue sur ces mêmes parts de catégorie B de Subco pour le mois donné. Pour ce qui est des parts de catégorie B de Subco, la distribution majorée sera multipliée par 0,1 à chaque trimestre d'exercice, jusqu'à concurrence de 0,5 fois (soit 150 %) le montant de la distribution qui serait autrement payable pour chaque part de catégorie B de Subco. La distribution majorée sera non cumulative et payable mensuellement. La distribution majorée ne pourra être versée à Ventures qu'à l'égard d'un trimestre où l'émetteur a versé des dividendes sur les actions ordinaires d'un montant moyen équivalant au montant le plus élevé entre 0,10 $ par action ordinaire par mois (soit le total du montant initial mensuel à la clôture du placement) et le montant mensuel versé au cours du mois précédant le début de ce même mois.

Droit de rachat

La convention d'exploitation de Northstar Subco stipulera que Northstar Subco a le droit (le « droit de rachat »), pouvant être exercé à tout moment et à l'occasion après la date de majoration, et sous réserve des limites présentées ci-dessous, d'acheter aux fins d'annulation de Ventures la totalité ou une partie des parts de catégorie B de Subco qui sont visées par la distribution majorée. Le prix payé pour ces parts de catégorie B de Subco correspondra à leur juste valeur marchande, majorée de la juste valeur marchande du nombre correspondant de parts de catégorie B d'Acquisitions.

Suivant la remise d'un avis (l'« avis de rachat ») à Ventures demandant que celle-ci vende à Northstar Subco la totalité ou une partie de ses parts de catégorie B de Subco en vertu du droit de rachat (les parts de catégorie B de Subco visées étant désignées individuellement une « participation visée » et, collectivement, les « participations visées »), Ventures sera tenue de vendre à Northstar Subco les participations en question. Le rachat des participations visées aura lieu à la date qui sera déterminée dans l'avis de rachat de Northstar Subco (à condition que cette date ne soit pas antérieure au trentième jour suivant la réception par Ventures de l'avis de rachat).

La convention d'exploitation de Northstar Subco stipulera que le droit de rachat ne pourra être exercé que si, au moment de l'exercice, ni Northstar Subco, ni l'émetteur ou leurs filiales respectives ne sont en situation de défaut aux termes de la convention de rachat ou relativement à toute dette, sauf les dettes contractées envers des membres de leur groupe, ou seraient dans une situation de défaut par suite de l'exercice du droit de négociation et du rachat de parts s'y rapportant.

La convention d'exploitation de Northstar Acquisitions stipulera que Northstar Acquisitions achètera aux fins d'annulation toutes les parts de catégorie B d'Acquisitions à leur valeur nominale à la date où toutes les parts de catégorie B de Subco en circulation auront été achetées aux fins d'annulation par Northstar Subco aux termes du droit de négociation ou du droit de rachat (le « droit de rachat d'Acquisitions »).

Tout achat de parts de catégorie B de Subco effectué par Northstar Subco aux fins d'annulation, y compris dans le cadre de l'exercice du droit de négociation par Ventures, ou l'exercice du droit de rachat par Northstar Subco, est désigné dans le prospectus un « événement relatif au rachat ».

STRUCTURE DU CAPITAL CONSOLIDÉ PRO FORMA

Le tableau ci-dessous fait état de la structure du capital consolidé pro forma de l'émetteur avant et après la prise d'effet du présent placement, mais avant l'exercice des options. Il faut lire ce tableau en parallèle avec les états financiers et les notes complémentaires aux états financiers inclus ailleurs dans le présent prospectus.

	En circulation au 16 mars 2007	**Après la conclusion du placement (en milliers)**
Avoir des détenteurs de parts		
Actions ordinaires	10 $ CAN (1 action ordinaire)	120 866 $ (12 087 698 actions ordinaires)
Total du capital	10 $ CAN	138 133 $

L'ÉMETTEUR

Capital actions

Après la prise d'effet du présent placement, le capital autorisé de l'émetteur sera composé d'un nombre illimité d'actions ordinaires. À la réalisation du présent placement, 12 087 698 actions ordinaires (13 900 852 actions ordinaires dans l'hypothèse de la levée intégrale de l'option pour attribution excédentaire) seront émises et en circulation.

Le pouvoir d'attribuer et d'émettre des actions est conféré au conseil d'administration. Northstar peut à l'occasion modifier ses statuts pour ajouter, modifier ou supprimer toute disposition figurant, ou pouvant figurer en vertu de la BCBCA, dans ses statuts, notamment aux fins suivantes : (i) la création de nouvelles catégories d'actions; (ii) le changement de désignation de la totalité ou d'une partie de ses actions; (iii) l'ajout, la modification ou la suppression de tout droit, privilège, restriction ou condition, y compris le droit de recevoir des dividendes accumulés, sur la totalité ou une partie de ses actions, soit émises, soit non émises; et (iv) l'échange d'actions de toute catégorie ou série, qu'elles soient émises ou non émises, contre un nombre différent d'actions de la même catégorie ou série, ou contre le même nombre ou un nombre différent d'actions d'autres catégories ou séries. Les porteurs d'actions d'une catégorie donnée ont le droit de voter séparément en tant que catégorie sur une proposition visant à modifier les statuts, notamment pour ajouter, supprimer ou modifier des droits, des privilèges, des restrictions ou des conditions rattachées aux actions de la catégorie en question. Les modifications des statuts susmentionnés doivent être autorisées par voie de résolution spéciale des actionnaires détenant au moins 66⅔ % des actions ordinaires en circulation.

Droit de vote

Chaque action ordinaire confèrera un droit de vote relativement à toutes les questions devant être soumises au vote à une assemblée des actionnaires. En règle générale, en vertu de la BCBCA, les porteurs des actions d'une catégorie ont le droit d'exercer leurs droits de vote en tant que catégorie, que cette catégorie confère ou non par ailleurs le droit de voter, dans certains cas, notamment à l'égard de propositions visant à modifier les statuts pour ajouter, modifier ou supprimer les droits, privilèges, restrictions ou conditions rattachées aux actions de cette catégorie, ou pour augmenter les droits ou privilèges de toute catégorie d'actions conférant des droits ou des privilèges équivalents ou supérieurs aux actions de cette catégorie. En outre, les porteurs d'actions d'une catégorie ont le droit d'exercer leurs droits de vote, que cette catégorie confère ou non par ailleurs des droits de vote, à l'égard d'une convention de fusion, d'une opération de prorogation ou d'éviction, ou dans le cas de la vente, de la location ou de l'échange de la totalité ou de la presque totalité des biens de l'émetteur hors du cours normal de ses activités.

Dividendes

Les porteurs d'actions ordinaires auront le droit de recevoir des dividendes et l'émetteur devra payer les dividendes sur ces actions, sous réserve de la déclaration par les administrateurs, à même les sommes d'argent de l'émetteur dûment affectables au paiement des dividendes, selon le montant et la forme que le conseil d'administration peut déterminer de temps à autre, et tous les dividendes que les administrateurs pourraient déclarer sur les actions ordinaires seront déclarés et payés selon des montants par action identiques sur toutes les actions ordinaires en circulation à ce moment.

Liquidation

Advenant la dissolution ou la liquidation volontaire ou involontaire de l'émetteur, ou toute autre distribution des éléments d'actif de l'émetteur à ses actionnaires aux fins de liquidation de ses affaires, sous réserve des droits préalables des actions de rang supérieur aux actions ordinaires en ce qui a trait à la priorité dans la distribution des éléments d'actif à la dissolution ou la liquidation, les porteurs d'actions ordinaires auront le droit de recevoir les biens et les éléments d'actif restants de l'émetteur.

Politique en matière de dividendes

L'émetteur a l'intention d'adopter une politique relativement à la distribution de son encaisse disponible provenant des activités consolidées, sous réserve des lois applicables et de toute condition d'endettement prévalant à ce moment, par le versement de dividendes mensuels sur les actions ordinaires, après avoir conservé les montants jugés raisonnables et prudents par le conseil d'administration notamment aux fins du fonds de roulement, y compris les dépenses en immobilisations et les réserves en capital. Le premier dividende pour la période allant de la clôture au 30 juin 2007 devrait être versé au plus tard le 16 juillet 2007 et est estimé à 0,148 $ CA l'action ordinaire (en supposant que la clôture ait lieu le 17 mai 2007). Des dividendes réguliers ultérieurs d'un montant estimatif de 0,10 $ CA l'action ordinaire devraient être versés chaque mois par la suite à compter du 15 août 2007. Nous ne pouvons garantir que nous verserons de tels dividendes à l'avenir, ni même que nous en verserons.

Administration

L'émetteur gèrera directement ses obligations en matière de présentation de rapport et ses autres obligations relatives à son statut d'émetteur, avec la collaboration de Northstar Acquisitions, au besoin.

NORTHSTAR HOLDCO

Capital-actions

Northstar Holdco est une société du Delaware. Le capital autorisé de Northstar Holdco est composé d'un nombre illimité d'actions ordinaires. À la clôture du présent placement et des opérations envisagées aux termes de la convention d'investissement et des conventions d'achat de participations de société en commandite, la totalité des actions ordinaires de Northstar Holdco seront détenues par l'émetteur.

Politique en matière de dividendes

À la clôture, le conseil d'administration de Northstar Holdco adoptera une politique en matière de dividendes aux termes de laquelle Northstar Holdco distribuera la totalité de son encaisse disponible dans toute la mesure possible, à l'émetteur, sous réserve des lois applicables, au moyen de distributions mensuelles après avoir acquitté (i) ses obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; et (ii) ses obligations à l'égard d'autres frais, y compris des frais administratifs, des retenues et autres impôts applicables. Les dividendes versés sur les actions ordinaires de Northstar Holdco seront assujettis à une retenue d'impôt américain de 5 % dans la mesure où ces dividendes représentent une distribution du « bénéfice et des profits » de Northstar Holdco aux fins du fisc américain; toutefois, les distributions excédentaires du « bénéfice et des profits » en question ne seront pas assujetties à la retenue d'impôt américain.

NORTHSTAR ACQUISITIONS

Capital-actions

Northstar Acquisitions est une société à responsabilité limitée du Delaware. Le capital autorisé de Northstar Acquisitions est composé d'un nombre illimité de parts privilégiées d'Acquisitions, de parts de catégorie A d'Acquisitions, de parts de catégorie B d'Acquisitions et de parts ordinaires d'Acquisitions. À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », la totalité des parts de catégorie A d'Acquisitions seront détenues par l'émetteur, et la totalité des parts privilégiées d'Acquisitions et des parts ordinaires d'Acquisitions seront détenues par Northstar Holdco. À la clôture, la totalité des parts de catégorie B d'Acquisitions seront détenues par Ventures.

Les parts privilégiées d'Acquisitions (i) seront sans droit de vote; (ii) conféreront un droit de distributions préférentiel d'un montant correspondant aux frais d'exploitation encourus par Northstar Holdco et l'émetteur, et (iii) conféreront à la liquidation le droit au remboursement du capital contribué pour acquérir les parts privilégiées d'Acquisitions, en priorité sur les droits à la liquidation des parts de catégorie A d'Acquisitions, des parts de catégorie B d'Acquisitions et des parts ordinaires d'Acquisitions.

Les parts de catégorie A d'Acquisitions (i) seront sans droit de vote, sauf dans la mesure requise par la loi applicable, (ii) porteront un dividende fixe, cumulatif préférentiel mensuel d'un montant de 11.1 % par mois, après que les distributions ont été versées aux porteurs des parts privilégiées d'Acquisitions, et (iii) conféreront au porteur à la liquidation le droit au remboursement du capital contribué pour acquérir les parts de catégorie A d'Acquisitions, en priorité sur les parts de catégorie B d'Acquisitions et les parts privilégiées d'Acquisitions.

Aux termes de la convention de rachat, l'émetteur achètera des parts de catégorie A d'Acquisitions de Northstar Holdco moyennant environ 97 millions de dollars. Northstar Holdco sera tenu de racheter les parts de catégorie A d'Acquisitions de l'émetteur pour un montant faisant en sorte que l'émetteur réalise un taux de rendement interne de 11,1 % par année sur le prix d'achat des parts de catégorie A d'Acquisitions (le « prix de rachat »). Northstar Holdco doit racheter les parts de catégorie A d'Acquisitions au douzième anniversaire suivant l'achat des parts de catégorie A d'Acquisitions par l'émetteur. En outre, Northstar Acquisitions fournira une garantie non assortie d'une sûreté (la « garantie ») à l'émetteur pour soutenir les obligations de Northstar Holdco aux termes de la convention de rachat. À la clôture, Northstar Subco cautionnera Northstar Acquisitions à l'égard de toute obligation qui pourrait survenir dans le cours des activités de Northstar Acquisitions. Ce cautionnement exclura en particulier toute obligation de Northstar Acquisitions liée aux parts de catégorie A d'Acquisitions ou à la convention de rachat.

Les distributions versées à l'émetteur sur les parts de catégorie A d'Acquisitions sous réserve de la convention de rachat seront assujetties à une retenue d'impôt américain à la source de 10 %. Aux termes des modifications proposées à la convention fiscale Canada-États-Unis de 1980 annoncées par le ministère des Finances du Canada dans son budget fédéral du 19 mars 2007, ce taux de retenue d'impôt à la source sera ramené à 7 % pour l'année au cours de laquelle la convention modifiée prendra effet puis à 4 % l'année suivante. De plus, à la troisième année et par la suite, le taux de retenue d'impôt à la source sur ces mêmes distributions tombera à zéro aux termes des modifications proposées. Rien ne garantit que ces modifications prendront effet ou qu'elles seront adoptées dans la forme proposée.

Les parts de catégorie B d'Acquisitions (i) seront avec droit de vote, (ii) conféreront le droit à une distribution mensuelle correspondant à un pourcentage précisé des revenus bruts provenant des honoraires de gestion de Northstar Acquisitions (y compris les honoraires de gestion tirés de services rendus à des sociétés en commandite Northstar aux termes des conventions de gestion et de partage des coûts et aux autres clients de Northstar Acquisitions), payables après que les distributions ont été versées aux porteurs des parts privilégiées d'Acquisitions et des parts de catégorie A d'Acquisitions, ce pourcentage précisé correspondra au nombre de parts de catégorie B de Subco détenues par Ventures à ce moment, divisé par 1 000, et (iii) conféreront au porteur à la liquidation le droit au remboursement du capital contribué pour acquérir les parts de catégorie B d'Acquisitions. Ainsi, au rachat ou au remboursement des parts de catégorie B de Subco, l'intérêt économique de Ventures dans Northstar Acquisitions sera réduit en conséquence. Les ajustements appropriés au calcul du pourcentage précisé mentionné en (ii) ci-dessus seront apportés si Northstar Acquisitions décide d'émettre des participations à titre de membre supplémentaires et si Ventures choisit de ne pas maintenir sa participation proportionnelle dans Northstar Acquisitions en se prévalant de son droit de préemption.

Les parts ordinaires d'Acquisitions (i) seront avec droit de vote, (ii) conféreront le droit à une distribution mensuelle correspondant à l'encaisse restante (déduction faite de la distribution devant être versée aux porteurs de parts de catégorie B d'Acquisitions), (iii) seront payables après que la totalité des distributions ont été versées aux porteurs de parts privilégiées d'Acquisitions et de parts de catégorie A d'Acquisitions, et (iv) conféreront au porteur de celles-ci le droit à la totalité des éléments d'actif restants de Northstar Acquisitions à la liquidation.

Politique en matière de distributions

À la clôture, le conseil des gestionnaires de Northstar Acquisitions adoptera une politique en matière de distributions aux termes de laquelle Northstar Acquisitions distribuera la totalité de l'encaisse disponible dans toute la mesure possible à Ventures (dans les limites de son droit à un pourcentage précisé des revenus bruts provenant des honoraires de gestion de Northstar Acquisitions aux termes des parts de catégorie B d'Acquisitions) et à Northstar Holdco, sous réserve de la loi applicable, au moyen de distributions mensuelles après avoir acquitté (i) les obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; (ii) les obligations à l'égard des autres frais, y compris les frais administratifs, et les retenues et autres impôts applicables; et (iii) les dividendes privilégiés sur les parts privilégiées d'Acquisitions à Northstar Holdco et sur les parts de catégorie A d'Acquisitions à l'émetteur

Convention d'exploitation

La convention d'exploitation de Northstar Acquisitions énoncera les modalités et attributs des parts privilégiées d'Acquisitions, des parts de catégorie A d'Acquisitions, des parts de catégorie B d'Acquisitions et des parts ordinaires d'Acquisitions. Se reporter à la rubrique « – Capital-actions ». La convention d'exploitation de Northstar Acquisitions contiendra également les dispositions suivantes, dont le résumé ne se veut pas complet :

Droits de préemption

La convention d'exploitation de Northstar Acquisitions prévoira que, tant que Ventures détient une participation de 5 % dans Northstar Acquisitions, celle-ci aura le droit de maintenir sa quote-part de propriété de Northstar Acquisitions dans le cas où Northstar Acquisitions décide d'émettre des participations à titre de membre supplémentaires, sous réserve de certaines exceptions. Si Ventures exerce ce droit de préemption, il aura le droit de participer à l'émission des participations à titre de membre dans Northstar Acquisitions, au prix le plus favorable et selon des modalités aussi favorables que ceux des titres applicables offerts à des tiers. Ventures peut renoncer à ce droit de préemption.

Transférabilité

Les parts de catégorie B d'Acquisitions détenues par Ventures peuvent être transférées, si : (i) 100 % des parts de catégorie B d'Acquisitions sont transférées; (ii) Ventures offre en premier ses parts de catégorie B d'Acquisitions à

Northstar Holdco, qui devra avoir 30 jours pour exercer un droit de premier refus; et (iii) le cessionnaire convient d'être lié par la convention d'exploitation de Northstar Acquisitions.

Droits de suite

La convention d'exploitation de Northstar Acquisitions prévoira également que, à la clôture ou après celle-ci, si une personne offre d'acheter, directement ou indirectement, plus de 20 % des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions aux termes d'une convention avec Holdco ou, dans le cas d'un achat indirect, aux termes d'une offre publique d'achat non dispensée pour l'émetteur par laquelle l'émetteur propose de conclure une convention de soutien avec cette personne, alors une telle convention ou une convention de soutien prévoira comme condition que cette personne offrira d'acheter au prorata une portion des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco, selon les modalités et les conditions comparables à celles applicables à l'achat direct ou indirect des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions, selon le cas, selon les modalités établies dans la convention d'exploitation de Northstar Acquisitions. Il est précisé qu'une offre d'achat d'actions ordinaires doit être considérée comme une offre indirecte d'acheter cette portion des parts ordinaires d'Acquisitions et/ou des parts de catégorie A d'Acquisitions détenue directement ou indirectement par l'émetteur correspondant à la portion d'actions ordinaires visée par l'offre.

Droits de vente forcée

La convention d'exploitation de Northstar Acquisitions prévoira également que, à tout moment après la clôture, si requis par Northstar dans le cadre de la vente par Northstar de plus de 10 % des parts ordinaires et des parts de catégorie A d'Acquisitions, Ventures vendra ses parts de catégorie B d'Acquisitions et ses parts de catégorie B de Subco selon les modalités qui sont applicables à la vente des parts ordinaires et des parts de catégorie A d'Acquisitions par Northstar.

Traitement égal

Sans l'approbation préalable de Ventures, Northstar Acquisitions ne doit pas racheter, échanger ou autrement conclure un transfert des parts de catégorie B d'Acquisitions (autrement qu'aux termes du droit de rachat ou du droit de négociation), à moins que les porteurs de parts ordinaires d'Acquisitions et/ou de parts de catégorie A d'Acquisitions soient traités également.

Locaux

Northstar Acquisitions maintiendra un bureau administratif distinct et séparé du CCA Palladium au 4120 Southwest Freeway, bureau 150, Houston, Texas. L'installation de 5 310 pieds carrés est louée d'un tiers selon un prix de location de base rajusté annuellement et un taux de location moyen de 11 606,78 $ par mois, augmentant à un prix de location de base de 13 859 $ par mois au cours de la dernière année de la location. La location devrait commencer vers le 15 avril 2007 et expirer en février 2014, et comporte deux options de renouvellement pour cinq ans.

NORTHSTAR SUBCO

Capital-actions

Northstar Subco est une société à responsabilité limitée du Delaware. Le capital autorisé de Northstar Subco sera composé d'un nombre illimité de parts privilégiées de Subco, de parts de catégorie A de Subco et de parts de catégorie B de Subco. À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », la totalité des parts de catégorie A de Subco et des parts privilégiées de Subco seront détenues par Northstar Acquisitions. Ventures détiendra la totalité des parts de catégorie B de Subco. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et sociétés en commandite Northstar ».

Les parts privilégiées de Subco (i) seront sans droit de vote, (ii) conféreront un droit de distributions préférentiel d'un montant correspondant aux frais d'exploitation encourus par Northstar Acquisitions, par Northstar Holdco et par l'émetteur, et (iii) conféreront à la liquidation le droit au remboursement du capital contribué pour acquérir les parts privilégiées de Subco, en priorité sur les droits de liquidation des parts de catégorie A de Subco et des parts de catégorie B de Subco.

Les parts de catégorie A de Subco (i) seront avec droit de vote, (ii) conféreront le droit à des distributions discrétionnaires égales à celles des porteurs de parts de catégorie B de Subco après que la totalité des distributions

préférentielles ont été versées aux porteurs de parts privilégiées de Subco, et (iii) à la liquidation, conféreront le droit de recevoir les éléments d'actif restants de Northstar Subco après le paiement des distributions préférentielles, un tel droit sera au même rang que les droits à la liquidation des parts de catégorie B de Subco.

Les parts de catégorie B de Subco (i) seront avec droit de vote, (ii) conféreront le droit à 0,001 % par part de catégorie B de Subco de l'encaisse disponible globale devant être distribuée après le règlement des droits antérieurs aux porteurs de parts privilégiées de Subco, au même rang que les porteurs de parts de catégorie A de Subco, à l'exception de ce qui est prévu ci-dessous à la sous-rubrique « Report des distributions » ci-après, (iii) à la liquidation, confèrent le droit de recevoir 0,001 % par part de catégorie B de Subco des éléments d'actif de Subco devant être distribués aux porteurs de parts de catégorie A de Subco et de parts de catégorie B de Subco, ce droit doit être au même rang que les droits de liquidation des parts de catégorie A de Subco, et (iv) confèrent le droit à un « droit de négociation » tel qu'il est décrit à la rubrique « Participation retenue ». Les ajustements appropriés au pourcentage des distributions sur les parts de catégorie B de Subco mentionné en (ii) et en (iii) ci-dessus seront apportés si Northstar Subco décide d'émettre des participations à titre de membre supplémentaires et si Ventures choisit de ne pas maintenir sa participation proportionnelle dans Northstar Subco en se prévalant de son droit de préemption.

Politique en matière de distributions

À la clôture, le conseil des gestionnaires de Northstar Subco adoptera une politique en matière de distributions aux termes de laquelle Northstar Subco distribuera la totalité de l'encaisse disponible à Northstar Acquisitions et à Ventures conformément aux modalités et aux conditions des parts de catégorie A de Subco et des parts de catégorie B de Subco, dans toute la mesure possible, sous réserve de la loi applicable, au moyen de distributions mensuelles après avoir acquitté (i) les obligations à l'égard du service de la dette aux termes de facilités de crédit ou d'autres conventions avec des tiers, le cas échéant; (ii) les obligations à l'égard d'autres frais, y compris des frais administratifs, des retenues et autres impôts applicables; (iii) la distribution privilégiée dues sur les parts privilégiées de Subco; et (iv) les arrangements relatifs au report des distributions décrits ci-dessous. Se reporter à la sous-rubrique « Report des distributions ».

Convention d'exploitation

La convention d'exploitation de Northstar Subco établira les modalités et les attributs des parts privilégiées de Subco, des parts de catégorie A de Subco et des parts de catégorie B de Subco. Se reporter à la rubrique « – Capital-actions ». En outre, la convention d'exploitation de Northstar Subco prévoira que Northstar Subco recevra des déductions supplémentaires à la suite de l'augmentation des coûts aux fins d'impôt des éléments d'actif sous-jacents de Northstar Subco causés par l'achat d'une participation directe ou indirecte dans les sociétés en commandite Northstar. De plus, Ventures recevra un revenu ou un gain qui est fondé sur la différence entre la part attribuable à Ventures de l'assiette fiscale aux fins de l'impôt sur le revenu fédéral américain des éléments d'actif de Northstar Subco avant la date de clôture et leur juste valeur marchande convenue établie à la date de clôture.

La convention d'exploitation de Northstar Subco contiendra des modalités substantiellement similaires à celles contenues dans la convention d'exploitation de Northstar Acquisitions à l'égard des droits de préemption, des restrictions sur les transferts, des droits de suite, des droits de vente forcée et du traitement égal.

Report des distributions

La convention d'exploitation de Northstar Subco prévoira également que jusqu'au 31 décembre 2010 ou une augmentation annoncée des dividendes mensuels par l'émetteur, selon le plus tôt à survenir, si l'encaisse disponible de l'émetteur pour payer les dividendes pour un mois donné est inférieure à 110 % de la totalité du dividende mensuel initial total, les distributions de Ventures provenant de Northtar Subco devront être reportées par le manque à gagner.

Ventures doit recevoir ses distributions reportées accumulées à l'occasion dans la mesure où l'encaisse en retard de 12 mois disponible pour les dividendes est supérieure à 110 % de la totalité du dividende mensuel initial total.

LES SOCIÉTÉS EN COMMANDITE NORTHSTAR

Chaque société en commandite Northstar est une société en commandite formée en vertu des lois du Texas.

Capital des sociétés en commandite Northstar

À la clôture du présent placement et des opérations envisagées à la rubrique « Convention d'investissement et opérations connexes », Northstar Subco détiendra une participation de société en commandite indirecte de 55 %

dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et d'une participation de société en commandite indirecte de 60 % dans la société en commandite Kirby. Ces participations de société en commandite comprennent les participations de commandité dans chacune des sociétés en commandite Northstar.

Politique en matière de distribution

À la réalisation du placement, Northstar GPco adoptera une politique aux termes de laquelle chaque société en commandite Northstar distribuera son encaisse disponible dans toute la mesure possible, sous réserve de la loi applicable, au moyen de distributions mensuelles de ses participations de société en commandite à Northstar LPco, à Northstar GPco et aux médecins commanditaires après : (i) avoir acquitté ses obligations aux termes de la convention de gestion et de partage des coûts; (ii) avoir acquitté ses obligations à l'égard du service de la dette, le cas échéant, aux termes d'une facilité de crédit ou de facilités de crédit ou d'autres conventions avec des tiers; (iii) avoir acquitté ses obligations à l'égard d'autres frais; et (iv) avoir retenu un fonds de roulement raisonnable ou d'autres réserves, y compris des montants en compte de dépenses en immobilisations et autres montants qui peuvent être considérés appropriés par le comité de gestion, sous réserve de l'approbation préalable de Northstar Acquisitions dans certaines circonstances. Sous réserve de certaines limites et exceptions, chaque société en commandite Northstar, et les sociétés en commandite Northstar en tant que groupe, seront limitées quant au montant des dettes qui peuvent être contractées.

Conventions de société en commandite

À la clôture, les médecins commanditaires de chaque société en commandite Northstar, Northstar GPco et Northstar LPco concluront une convention de société en commandite à l'égard de leur société en commandite Northstar respective. Chaque convention de société en commandite contiendra substantiellement les mêmes modalités. Le texte qui suit est un résumé de certaines dispositions des conventions de société en commandite, dont le résumé ne se veut pas complet. Un renvoi est fait aux conventions de société en commandite Northstar pour une description complète et le texte intégral de leurs dispositions.

Gestion

La gestion de chacune des sociétés en commandite Northstar sera divisée en deux fonctions : (i) la gestion des questions d'ordre médical, qui seront gérées par le conseil médical; et (ii) la gestion des activités et de l'exploitation commerciale, qui seront gérées par Northstar GPco, en sa qualité de commandité de la société en commandite Northstar, avec commentaire du comité d'exploitation. Les médecins commanditaires de la société en commandite Palladium choisiront 45 % des membres du comité d'exploitation (30 % si l'option pour attributions excédentaires est levée intégralement) et Northstar GPco choisira le 55 % restant des membres (70 % si l'option pour attributions excédentaires est levée intégralement). Les médecins commanditaires de la société en commandite Kirby choisiront 40 % des membres du comité d'exploitation et Northstar GPco choisira le 60 % restant des membres.

De plus, certaines responsabilités de gestion pour chacune des sociétés en commandite Northstar seront exercées pour le compte de Northstar GPco par Northstar Acquisitions aux termes des modalités d'une convention de gestion et de partage des coûts. Se reporter à la rubrique « – Conventions de gestion et de partage des coûts ».

Conseil médical

Le conseil médical de chacun des CCA de Northstar sera composé de trois à cinq médecins commanditaires et sera responsable de mettre en place et de mettre en œuvre des politiques et des procédures concernant les questions d'ordre médical qui, en vertu de la loi, sont seulement du ressort des chirurgiens. Un représentant de Northstar GPco aura le droit de participer aux assemblées des conseils médicaux à titre d'observateur sans droit de vote.

Comité d'exploitation

Chaque société en commandite Northstar doit mettre en place un comité d'exploitation afin de surveiller les affaires internes de chacun des CCA de Northstar qui ne sont pas autrement : (i) la responsabilité du conseil médical ou de Northstar GPco, ou (ii) prévues par les termes de la convention de gestion et de partage des coûts. Le comité d'exploitation de chaque société en commandite Northstar doit également fonctionner au moyen d'un véhicule par

lequel les médecins commanditaires peuvent communiquer de façon officielle avec Northstar GPco. Le comité d'exploitation de chaque société en commandite Northstar doit être composé de cinq membres. Les médecins commanditaires de la société en commandite Palladium doivent choisir 45 % des membres du comité d'exploitation et Northstar GPco choisira 55 % des membres. Si l'option pour attributions excédentaires est levée, Northstar GPco aura le droit de choisir 70 % des membres du comité d'exploitation de la société en commandite Palladium. Les médecins commanditaires de la société en commandite Kirby devront choisir 40 % des membres du comité d'exploitation et Northstar GPco choisira 60 % des membres. Les membres du comité d'exploitation doivent exercer leurs fonctions pour la durée établie par le vote correspond au choix applicable et ces membres peuvent être révoqués à tout moment et sans motif par le vote des parties qui les ont ainsi choisis.

Distributions et attributions du revenu

L'encaisse disponible d'une société en commandite Northstar sera distribuée, et son revenu sera attribué, à l'occasion parmi Northstar LPco, Northstar GPco et les médecins commanditaires conformément au pourcentage de leur participation respective dans la société en commandite Northstar.

Vote majoritaire des médecins

Certaines mesures par les sociétés en commandite Northstar sont assujetties à un droit de veto par vote écrit de la majorité des participations des médecins commanditaires. Ces mesures incluent :

- la capacité de la société en commandite Northstar d'emprunter des fonds;
- la capacité de la société en commandite Northstar d'émettre des parts de société en commandite à un nouvel associé;
- la mise en place des honoraires chargés par le CCA de Northstar à l'égard des services rendus au CCA de Northstar;
- l'approbation des conflits liés à Northstar GPco;
- une vente forcée par un médecin commanditaire de ses participations dans une société en commandite Northstar si nécessaire pour se conformer aux exigences en matière de réglementation;
- un changement de dénomination de la société en commandite Northstar;
- la vente d'une participation de société en commandite rachetée détenue par un médecin commanditaire actuel à un nouveau médecin commanditaire;
- la dissolution de la société en commandite Northstar;
- l'approbation du budget annuel et du plan annuel.

Nonobstant le processus d'approbation par les médecins commanditaires concernant le budget annuel et le plan annuel de la société en commandite Northstar, Northstar GPco a le droit et le pouvoir, aux termes de la convention de gestion et de partage des coûts, de poursuivre l'exploitation du CCA de Northstar pertinent d'une manière qui préserve les activités du CCA de Northstar et sa réputation, ses relations d'affaires et son installation physique.

Engagement de non-concurrence

Aux termes des conventions de société en commandite, sous réserve de certaines exceptions particulières, tant qu'un médecin commanditaire est associé d'une société en commandite Northstar, et au cours d'une période de deux ans par la suite, il ne peut, directement ou indirectement, être propriétaire, exercer une emprise, financer ou participer aux profits ou bénéfices d'une entreprise qui fait concurrence avec un CCA de Northstar à l'intérieur d'un rayon de 20 milles de ce CCA de Northstar; pourvu que ce médecin commanditaire ne soit pas empêché d'exercer une chirurgie dans une autre installation ou qu'il puisse autrement pratiquer la médecine en pratique privée et qu'il puisse utiliser une telle installation concurrente.

En outre, aux termes des conventions d'achat de participations de société en commandite, un médecin commanditaire qui est également un vendeur des participations de société en commandite ne peut, pour une période de cinq ans, directement ou indirectement, être propriétaire d'une participation dans une installation concurrente.

Obligations continues des médecins commanditaires

Outre l'engagement de non-concurrence dont il est question ci-dessus, chaque médecin commanditaire a certaines obligations continues et incitatives (et les sanctions correspondantes) aux termes de la convention de société en commandite, y compris :

- le respect d'un critère revenu/procédures (« *Income/Procedures Test* ») qui exige que le médecin commanditaire, au cours d'une période de 12 mois donnée, sous réserve de certaines exceptions particulières, exerce au CCA de Northstar applicable au moins 75 % du nombre total des procédures approuvées devant être exercées à un CCA qui était exercé par un médecin commanditaire durant cette période;
- la conservation de son statut d'« investisseur admissible » dans la société en commandite Northstar pertinente, qui inclut le respect des lois et des règlements applicables et le maintien des permis, des titres de compétence professionnels et de l'assurance-responsabilité professionnelle;
- l'exécution d'un nombre minimal de procédures au CCA de Northstar (dans le cas du CCA de Palladium, 75 % de son volume au cours des 12 mois précédant immédiatement la date de clôture et, dans le cas du CCA de Kirby, un nombre précisé de procédures, selon la spécialité).

Droits d'acheter des participations de société en commandite de médecins commanditaires

En cas de manquement à la convention de société en commandite par un médecin commanditaire, tous les droits du médecin commanditaire aux termes de la convention de société en commandite doivent être résiliés et ses participations dans la société en commandite peuvent être rachetées par la société en commandite moyennant 1,00 $. En outre, la société en commandite a le droit d'acheter les participations de société en commandite de ses médecins commanditaires à la valeur comptable nette au moment du décès, de l'incapacité, de la retraite ou de la faillite des médecins commanditaires. Ces participations de société en commandite rachetées peuvent alors être revendues à de nouveaux chirurgiens qui seront admis à titre de nouveaux médecins commanditaires avec le consentement d'une participation majoritaire des médecins commanditaires actuels, ce consentement ne pouvant être retenue de façon déraisonnable, afin de promouvoir la viabilité continue de la société en commandite Northstar avec une nouvelle génération de chirurgiens.

Transfert

Les conventions de société en commandite interdisent le transfert de participations de société en commandite par les médecins commanditaires. Aucune restriction de transfert ne s'applique aux participations de société en commandite détenues par Northstar GPco et Northstar LPco.

Admission de nouveaux médecins commanditaires

Northstar GPco peut admettre de nouveaux médecins commanditaires au moyen d'un vote écrit d'une participation majoritaire des médecins commanditaires actuels. L'admission d'un nouveau médecin commanditaire diluera les participations des médecins commanditaires actuels au prorata. Les participations de société en commandite de Northstar GPco et de Northstar LPco dans les sociétés en commandite Northstar ne sont pas visées par la dilution.

Conventions de gestion et de partage des coûts

Northstar Acquisitions assumera au nom de Northstar GPco certaines responsabilités en matière de gestion pour chacune des sociétés en commandite Northstar, conformément aux dispositions des conventions de gestion et de partage des coûts. Aux termes de chaque convention de gestion et de partage des coûts, Northstar Acquisitions fournira à chaque société en commandite Northstar concernée des services de gestion, notamment en ce qui concerne l'établissement du budget et la planification annuelle, le recrutement du personnel et les ressources humaines, les politiques et les procédures d'entreprise, la facturation et le recouvrement, la commercialisation, les systèmes d'information de gestion ainsi que l'achat et l'assurance. En contrepartie de ces services, Northstar Acquisitions recevra des honoraires correspondant à 5,5 % des produits mensuels nets gagnés par la société en commandite Northstar visée. Chaque convention de gestion et de partage des coûts visant la société en commandite Northstar concernée demeurera en vigueur tant que Northstar Acquisitions détiendra une participation directe ou indirecte d'au moins 20 % dans cette même société en commandite Northstar. Chacune des parties à la convention de gestion et de

partage des coûts peut résilier la convention en cas d'une violation importante de la part de l'autre partie qui ne serait pas réglée dans un délai de 60 jours, à moins que la violation ne puisse, de par sa nature, être réglée dans ce délai, auquel cas chaque convention de gestion et de partage des coûts demeurera en vigueur à condition que la partie en défaut fournisse un effort légitime de bonne foi afin de régler la violation.

RÉGLEMENTATION GOUVERNEMENTALE

Le secteur des soins de santé est lourdement réglementé. Les CCA de Northstar, comme c'est le cas pour tous les CCA aux États-Unis, sont assujettis à nombre de lois, de règles et de règlements fédéraux, étatiques et locaux. Ces lois, règles et règlements ont trait à la structure, à la propriété, au remboursement et à l'exploitation des CCA et peuvent influer sur le niveau ou l'étendue des services fournis ou des interventions chirurgicales pratiquées. Le texte qui suit commente les principaux règlements, lois et règles qui auront une incidence sur les CCA de Northstar.

Autorisation d'exercer et accréditation

Les CCA de Northstar sont soumis à la réglementation étatique et locale en matière de permis qui concerne principalement la sécurité et la protection des consommateurs, depuis le caractère approprié des soins médicaux jusqu'au respect des codes du bâtiment et des lois en matière de protection environnementale. Chaque État établit les exigences précises auxquelles doivent répondre les CCA pour obtenir l'autorisation d'exercer et la plupart des programmes étatiques en matière d'autorisation d'exercer exigent une inspection et une communication d'informations initiales et continues qui soient rigoureuses. Au Texas, dans le cadre de l'obtention du permis étatique requis, un CCA devient accrédité pour participer au programme fédéral Medicare et au programme Medicaid de l'État. Medicare et Medicaid remboursent aux CCA certaines interventions médicales seulement. De façon générale, les services de remboursement de Medicare et de Medicaid se limitent aux interventions non urgentes dont les cours délais d'anesthésie et d'opération ne nécessitent pas un séjour de plus de 24 heures. Se reporter à la rubrique « – Remboursement de Medicare et de Medicaid ».

Les CCA peuvent également demander une accréditation volontaire soit de la part de la Joint Commission on Accreditation of Healthcare Organizations, soit de l'Accreditation Association of Ambulatory Health Centers, soit de l'Association for Accreditation of Ambulatory Surgery Centers. Ces organismes fixent les normes qui on trait à l'installation physique, à l'administration, à la qualité des soins aux patients et à l'exploitation, par des effectifs médicaux, de divers types d'établissements de soins de santé.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Autorisation d'exercer et accréditation ».

Remboursement de Medicare et de Medicaid

Medicare est un programme d'assurance maladie que le gouvernement fédéral finance et administre et il est surtout destiné aux personnes qui ont droit à des prestations de sécurité sociale, qui ont 65 ans et plus ou qui sont invalides. Medicaid est un programme d'assurance maladie financé en commun par le gouvernement d'un État et le gouvernement fédéral qui assure une aide médicale aux personnes admissibles à faible revenu. Au Texas, le Department of Health Services est chargé tant de l'attribution du permis étatique aux CCA que de la certification Medicare; la participation à Medicare est requise si l'on veut participer au programme Medicaid étatique.

Pour participer au programme Medicare et en toucher des paiements, un CCA doit satisfaire à certaines conditions de couverture prévues par ce qu'il est convenu d'appeler les lois et règlements de la partie B promulgués par CMS. Entre autres, ces règlements ont trait au type d'établissement, à sa gouvernance, à la structure du personnel médical, à l'équipement, à son personnel infirmier professionnel et à la qualité et aux normes de ses soins, de même qu'au respect des lois et règlements étatiques et locaux. Les CCA certifiés par Medicare sont soumis à des enquêtes annuelles sur place en vue du maintien de la certification; le défaut de se conformer aux conditions de certification peut entraîner la perte de paiement de programme ou d'autres sanctions gouvernementales. La direction estime que les CCA de Northstar ont mis en œuvre des activités d'assurance continue de la qualité qui visent à contrôler le respect de ces conditions de certification et à assurer que les CCA de Northstar les respectent.

Les paiements de Medicare pour des interventions chirurgicales réalisées dans des CCA ne sont pas fondés sur les coûts ou des frais raisonnables. Plutôt, Medicare détermine prospectivement des montants de paiement fixes pour des

interventions réalisées dans les CCA en recourant à un regroupement d'interventions dans les CCA qui sont liées à des niveaux de remboursement. Ces montants sont rajustés compte tenu des coûts indirects et des variations salariales régionales. Dans la mesure où ces services sont rendus par les CCA de Northstar, le programme Medicaid du Texas verse aux CCA de Northstar un paiement fixe au titre de leurs services. Pour ce qui est des services dont on demande le remboursement aux termes de Medicare, les CCA sont remboursés en vertu de la Partie B de Medicare. Tout changement au paiement pourrait avoir une incidence négative sur les taux de remboursement pour les CCA de Northstar.

CMS a proposé des changements importants en matière de remboursement et de couverture, changements qui entreront en vigueur progressivement à compter de janvier 2007. Ces changements auront pour effet net de diminuer les niveaux de remboursement, mais d'accroître le nombre d'interventions chirurgicales qui seront couvertes. Les paiements au titre des services rendus par les CCA seront alignés en proportion au système de paiement prospectif pour patients externes (le « SPPPE ») utilisé pour les chirurgies d'un jour en hôpital (par opposition au CCA). D'ici le 1er janvier 2008, CMS estime que les tarifs révisés des CCA équivaudraient à 62 % des tarifs de paiement correspondants du SPPPE comparativement aux 88 à 92 % estimatifs des tarifs SPPPE actuels. Bien que cela soit inférieur aux tarifs actuels de remboursement en comparaison d'une chirurgie d'un jour en hôpital et que cela est généralement inférieur aux tarifs actuels de remboursement aux CCA, le coût de la prestation d'un service chirurgical donné dans un CCA est, de façon générale, moindre que dans un hôpital.

Vu les modifications significatives et défavorables en matière de paiement au titre de certaines interventions chirurgicales visées par le système de paiement révisé, CMS propose une période de transition de deux ans pour passer des tarifs actuels de paiement aux CCA aux nouveaux tarifs. Bien que pour les CCA de Northstar une proportion relativement restreinte (environ 1 %) de leurs produits d'exploitation provient de Medicare et de Medicaid, il est à noter qu'un bon nombre de programmes de tiers payeurs, surtout ceux relevant de contrats de soins gérés ou « en réseau », rattachent leurs remboursements à la grille tarifaire de Medicare.

De façon générale, le fait que CMS élargisse l'accès aux interventions chirurgicales dans un cadre de CCA au cours des deux années qui viennent constitue une évolution positive de la situation pour les CCA. La nouvelle règle ajoute 14 interventions à la liste des chirurgies pour lesquelles Medicare effectuerait un paiement à des CCA avec effet au 1er janvier 2007.

La *U.S. Deficit Reduction Act of 2005* requiert des États qu'ils adoptent des lois ayant trait au respect et à la mise à exécution de lois antifraude et abus concernant le programme étatique Medicaid. Les nouvelles exigences s'appliquent à toute entité qui reçoit ou effectue des paiements annuels d'au moins 5 000 000 $ aux termes d'un régime Medicaid étatique. Bien qu'aucun CCA de Northstar n'atteigne ce seuil, pas plus qu'à l'heure actuelle le groupe entier des CCA de Northstar ne satisfassent à ce seuil, tous les fournisseurs Medicaid sont assujettis au recouvrement de sommes d'argent pour facturation inappropriée. À ce jour, le Texas n'a pas adopté une telle loi.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités ».

Lois anti-pots-de-vin

Loi fédérale anti-pots-de-vin

La *United States Medicare/Medicaid Fraud and Abuse Anti-Kickback Statute* (la « loi anti-pots-de-vin ») interdit de « sciemment ou délibérément » verser de l'argent ou de procurer une rémunération de toute sorte en échange, une recommandation de clients bénéficiant d'un financement fédéral. Les tribunaux ont interprété la loi anti-pots-de-vin de manière très large. Plus précisément, ils ont statué que le terme « rémunération » peut inclure « toute chose de valeur sous toutes formes que ce soit » et que la rémunération est illégale si une « partie » de la rémunération vise à inciter à des recommandations. Parce que les médecins commanditaires sont en mesure de générer des recommandations pour les CCA de Northstar, la distribution de l'encaisse disponible aux investisseurs pourrait être examinée en raison de la loi anti-pots-de-vin.

La loi anti-pots-de-vin s'applique à tout centre qui fournit des services remboursés par un programme gouvernemental tel Medicare ou Medicaid, y compris les CCA. La loi anti-pots-de-vin s'applique aux CCA de Northstar même si les remboursements Medicare et Medicaid représentent une petite proportion (environ 1 %) des produits d'exploitation nets en services patients des sociétés en commandite Northstar.

Le Department of Health and Human Services (le « DHHS ») a donné des directives en matière de respect de la loi anti-pots-de-vin dans le cadre d'investissements de médecins, dont les suivantes :

- une partie ne peut offrir plus ou moins d'actions à un médecin en fonction des recommandations du médecin au CCA;
- le rendement du capital investi dans un CCA doit être relié à la propriété d'actions et ne peut être relié au nombre de recommandations qu'un investisseur fait au CCA;
- chaque investisseur doit payer la juste valeur marchande des actions d'un CCA;
- sous réserve du respect des règles refuges, le CCA ne doit pas offrir la possibilité de racheter la part d'un investisseur en fonction de son défaut d'amener des cas ou de susciter des affaires pour le CCA;
- nul ne devrait verser à un médecin de somme au titre de services, à moins que ce versement ne soit effectué à la juste valeur du marché et que ces services ne soient pas liés au volume ou à la valeur des recommandations générées pour le CCA.

Le DHHS a édicté des règlements qui renferment des « règles refuges » vis-à-vis de la loi anti-pots-de-vin et qui s'appliquent expressément aux CCA. Ces règles refuges sont de façon générale étroites, difficiles à mesurer ou à contrôler et ne couvrent pas une large gamme de relations économiques que nombre d'hôpitaux, de médecins ou d'autres fournisseurs de soins de santé considèrent comme des ententes commerciales légitimes. De plus, la loi anti-pots-de-vin renferme une règle refuge « petite entreprise ». Pour respecter cette règle refuge :

- pas plus de 40 % de la valeur des participations de chaque catégorie d'investissement ne peut être détenue au cours de l'exercice précédent ou de la période de 12 mois précédente par des investisseurs qui sont en mesure de faire des recommandations ou d'avoir une influence sur celles-ci, de fournir des éléments ou des services ou de générer autrement des affaires pour l'entité (pour les besoins de la présente rubrique, des catégories équivalentes de placement en actions peuvent être regroupées et des catégories équivalentes de titres d'emprunt peuvent être regroupées);
- les conditions offertes aux investisseurs passifs en mesure de recommander, de fournir des éléments ou des services ou de générer des affaires ne doivent pas être différentes des conditions proposées à d'autres investisseurs passifs;
- les conditions offertes aux investisseurs en mesure de faire des recommandations, de fournir des éléments ou des services ou de générer des affaires ne doivent pas être liées au volume antérieur ou escompté de recommandations, d'éléments ou de services fournis ou à la quantité d'affaires que cet investisseur a produit pour l'entité;
- il ne doit pas y avoir obligation que les investisseurs passifs fassent ou soient en mesure de faire des recommandations, de fournir des éléments ou des services ou de générer des affaires comme condition au fait de demeurer investisseurs;
- ni l'entité ni un investisseur ne peuvent commercialiser ou fournir d'éléments ou de services à des investisseurs passifs de façon différente par rapport à des non-investisseurs;
- pas plus de 40 % des produits d'exploitation bruts de l'entité liés à la fourniture d'éléments et de services en soins de santé au cours de l'exercice précédent ou des 12 mois précédents ne peuvent provenir de recommandations ou d'affaires par ailleurs suscitées par des investisseurs;
- aucuns fonds ne peuvent être prêtés ni aucune garantie accordée par une entité, un autre investisseur ou une autre personne ou entité agissant au nom de l'entité à un investisseur en mesure d'effectuer des recommandations, de fournir des éléments ou des services ou de susciter des affaires, si l'investisseur en utilise une partie pour obtenir la participation dans l'affaire;
- le rendement sur le capital investi doit être directement proportionnel au capital investi.

En raison de la structure de l'émetteur, Northstar ne pourrait invoquer la règle refuge « petite entreprise ». Toutefois, du défaut de satisfaire à une règle refuge ne découle pas de violation de la loi anti-pots-de-vin.

Les CCA de Northstar ne respectent pas, pour le moment, les règles refuges reliées à la loi anti-pots-de-vin parce qu'ils ne satisfont pas aux critères à définition étroite des règles refuges. De plus, la direction estime que Northstar ne

pourra satisfaire à l'ensemble des exigences d'une règle refuge à l'avenir. Les CCA de Northstar intègrent toutefois les principales lignes directrices en matière de conformité dans leurs documents juridiques et activités. Bien que la direction estime que les CCA de Northstar pourraient invoquer des arguments au soutien d'une conformité substantielle par rapport aux règles de Medicare en cas de contestation alléguant des violations à la loi anti-pots-de-vin, il ne peut être garanti que de telles allégations ne pourraient être soumises avec succès. Le succès potentiel de ces allégations serait fonction des faits et des circonstances propres aux CCA de Northstar et à leurs activités. Les violations de la loi anti-pots-de-vin peuvent entraîner des sanctions tant civiles que criminelles. Outre le remboursement des sommes au gouvernement, le transgresseur pourrait devoir faire face à des amendes et à une exclusion possible du programme Medicare. Une conformité obligatoire par le truchement d'une convention d'intégrité d'entreprise serait vraisemblablement imposée comme condition à un maintien de la participation. En outre, les CCA de Northstar, leurs médecins commanditaires ou d'autres chirurgiens qui utilisent les CCA pourraient faire l'objet de sanctions, dont la perte de leur autorisation d'exercer, l'exclusion des programmes Medicare et Medicaid et des amendes substantielles et/ou la prison. Néanmoins, la direction estime que le modèle Northstar (selon lequel Northstar Acquisitions détient une participation majoritaire dans tous les CCA de Northstar et les médecins commanditaires minoritaires réalisent toutes leurs chirurgies dans des CCA de Northstar) est largement utilisé dans le secteur des soins de santé.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Loi anti-pots-de-vin ».

Loi anti-pots-de-vin étatique et lois en matière de divulgation des médecins

Nombre d'États, y compris le Texas, possèdent des lois qui interdisent le versement de pots-de-vin ou d'une autre forme de rémunération en retour de la recommandation de patients nonobstant la source de paiement. La conformité aux règles refuges fédérales anti-pots-de-vin est réputée valoir conformité à la loi étatique texane. En l'absence de directives judiciaires étendues, il ne peut être assuré que les activités des CCA de Northstar respecteront parfaitement ces lois. Le non-respect de ces lois pourrait entraîner que les sociétés en commandite Northstar et les médecins commanditaires fassent l'objet de pénalités et de sanctions, ce qui aurait un effet négatif important sur l'entreprise.

La loi texane n'interdit pas la propriété de CCA par des médecins, ni les recommandations ou les versements provenant d'un CCA dans lequel un médecin a un intérêt à titre de propriétaire, si le versement ou l'entente commerciale respecte la *Fraud and Abuse Statute* ou les règlements pris en application de cette loi. L'État du Texas possède une loi sur la rémunération illégale (chapitre 102.1 du *Occupations Code*) qui interdit les paiements de tout type au titre de recommandations en faveur d'une personne titulaire d'un permis, d'une certification ou d'un agrément de la part d'un organisme étatique de réglementation des soins de santé. Cependant, cette loi autorise tout paiement, entente commerciale ou pratique de versements autorisés par la loi anti-pots-de-vin. La loi anti-pots-de-vin renferme des règles refuges qui permettent à un médecin d'effectuer une recommandation en faveur d'un CCA dans lequel il détient un droit de propriété.

La loi texane requiert d'un médecin qu'il divulgue une relation financière avant qu'une recommandation ne soit faite. Tant que cette divulgation est effectuée, le médecin et le CCA respectent la loi texane. La direction est d'avis que, si une entente est conforme à la loi anti-pots-de-vin et à la loi Stark, cette entente devrait être autorisée en vertu de la loi texane.

La direction estime que les CCA de Northstar respecteront essentiellement les lois du Texas en matière de médecins se faisant des recommandations à eux-mêmes.

Indemnisation des accidents du travail au Texas

Le Texas est le seul État qui permet aux employeurs de choisir, à quelques exceptions près, d'assurer ou non l'indemnisation des accidents du travail (p. ex. les employeurs publics et les employeurs qui concluent un contrat de construction avec une entité gouvernementale doivent assurer l'indemnisation des accidents du travail). En 2005, le Texas a décrété des réformes radicales de ces lois sur l'indemnisation des accidentés du travail, dont le transfert de la surveillance de certains éléments de programme depuis la Workforce Commission en faveur du Department of Insurance du Texas. Les régimes d'indemnisation des accidents du travail du Texas ressemblent maintenant à des régimes collectifs d'assurance maladie assortis de restrictions sur la nécessité médicale, la participation et les règles de paiement rapide. La quasi-totalité des ententes d'indemnisation des accidents du travail au Texas sont financées par les

employeurs et offertes par l'intermédiaire de sociétés d'assurance maladie privées et non pas par l'entremise d'un payeur gouvernemental. Nombre des questions relatives au remboursement d'indemnités pour accident du travail seront analogues à celles auxquelles sont confrontés les ententes avec des tiers payeurs privés, surtout celles qui ont trait aux contrats de soins gérés. La nouvelle loi exige la certification des réseaux d'indemnisation des accidents du travail et rend la participation des employés obligatoire lorsque l'employeur du travailleur accidenté opte pour un régime en réseau et que le travailleur vit dans la zone de service réseau. Seuls les médecins titulaires d'une attestation d'agrément qui sont inscrits sur la liste des médecins approuvés par le Texas en matière d'indemnisation des accidents du travail peuvent agir en qualité de « médecins traitants ». La nouvelle loi permet aux réseaux de désigner la ou les spécialités des médecins qui peuvent agir en qualité de médecins traitants.

Législation relative aux fausses réclamations

En vertu de la *United States Criminal False Claims* Act, (la « loi sur les fausses réclamations »), les personnes physiques ou les entités qui, sciemment, produisent des réclamations fausses ou frauduleuses payables par le programme Medicare ou Medicaid font face à une responsabilité criminelle et civile. La loi sur les fausses réclamations, qui comporte une loi de prescription relativement longue, énoncée à l'article 3.73(b) du *U.S. Code*, définit « sciemment » comme incluant non seulement la connaissance réelle de la fausseté d'une réclamation, mais également une insouciance téméraire ou une ignorance intentionnelle de la véracité ou de la fausseté d'une réclamation. Les violations de la loi sur les fausses réclamations peuvent entraîner tant des sanctions criminelles (y compris des amendes et la prison) et des sanctions civiles, de même que l'exclusion du programme Medicare ou Medicaid. Les réclamations produites auprès d'assureurs privés peuvent également donner lieu à une responsabilité fédérale en matière de fausses réclamations, y compris, notamment, des sanctions ayant trait à la violation de lois fédérales en matière de fraude postale et câblée.

Le gouvernement fédéral américain a accusé un nombre croissant de fournisseurs de soins de santé de violer la loi sur les fausses réclamations. Plus précisément, il a décrété qu'un schéma de demande de remboursement au titre de services non nécessaires viole ces lois si le demandeur aurait simplement dû savoir que les services n'étaient pas nécessaires, même si le gouvernement ne peut démontrer la connaissance réelle. Le gouvernement fédéral américain a également décrété que de réclamer un paiement pour des services de faible qualité viole ces lois si le demandeur aurait dû savoir que les soins étaient inférieurs aux normes. Selon la direction, les CCA de Northstar respectent la loi sur les fausses réclamations.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Législation relative aux fausses réclamations ».

Dossiers des patients et confidentialité des renseignements sur la santé protégés (HIPAA)

En 1996, le Congrès a édicté la *Health Insurance Portability and Accountability Act* (la « HIPAA »). La HIPAA instaure un vaste ensemble de règlements de « simplification administrative » visant à rationnaliser la transmission électronique de réclamations de santé et à protéger la confidentialité et la sécurité des renseignements sur la santé des patients. Les parties de la HIPPA qui auront le plus d'effet sur les CCA de Northstar sont formées des règlements qui ont trait aux normes uniformes en matière de transactions électroniques de données de santé, de sécurité et de protection des renseignements personnels.

Les règlements de la HIPPA exigent de tous les fournisseurs de soins de santé, des chambres de compensation de soins de santé et les régimes de soins médicaux qui soumettent des transactions électroniques de le faire selon un format uniformisé à l'échelle nationale. Cela encourage l'uniformité en matière de réclamations et d'autres communications de données électroniques entre les payeurs et les fournisseurs.

La réglementation fédérale en matière de protection des renseignements personnels aux termes de la HIPAA exige des fournisseurs de soins de santé qu'ils protègent la confidentialité des renseignements sur la santé des patients sous toutes formes, y compris les renseignements stockés ou transmis électroniquement. Les règlements de la HIPAA en matière de protection des renseignements personnels exigent l'autorisation du patient pour nombre d'utilisations et de divulgations de renseignements sur la santé et renferment des exigences administratives destinées à assurer que les entités couvertes fassent preuve de pratiques prudentes en matière de protection des renseignements personnels. Par exemple, la HIPAA exige que les entités couvertes : tiennent des dossiers détaillés relatifs à toutes divulgations de

données d'un patient et de mettre ces dossiers à la disposition du patient à sa demande; qu'elles élaborent et observent des politiques strictes en matière de protection de renseignements personnels et fournissent des avis de protection des renseignements personnels aux patients; qu'elles assurent une formation en protection des renseignements personnels à tous les employés; qu'elles mettent en œuvre des mesures de sécurité physiques, techniques et administratives afin d'empêcher tout mésusage intentionnel ou accidentel de renseignements sur la santé; enfin, qu'elles désignent un « dirigeant à la protection des renseignements personnels » pour superviser la mise en œuvre de ces exigences. Une entité couverte peut dévoiler des renseignements sur la santé protégés à un collaborateur et peut permettre à un collaborateur de créer ou de recevoir des renseignements sur la santé protégés en son nom uniquement si les parties signent une entente écrite énonçant les exigences relatives à l'utilisation, la divulgation et la protection de ces renseignements sur la santé protégés, et le traitement de ces renseignements au moment de la résiliation du contrat. Les entités couvertes ne sont pas responsables des violations de collaborateurs en matière de protection des renseignements personnels tant qu'elles respectent leurs obligations prévues par la HIPPA. Les CCA de Northstar exigent des collaborateurs qu'ils passent une entente écrite en conformité avec les règlements fédéraux en matière de protection des renseignements personnels afin de les protéger contre une responsabilité éventuelle au titre d'une violation qui serait le fait de leurs collaborateurs.

Les violations aux exigences de la HIPAA qui sont nombreuses et détaillées peuvent entraîner l'imposition de sanctions pécuniaires civiles ou, en cas de violation délibérée et intentionnelle, des sanctions criminelles, y compris des amendes et la prison. En outre, une entité de soins de santé couverte peut être tenue responsable de violations de la HIPAA par un organisme à qui elle dévoile des renseignements même si la divulgation initiale avait été autorisée.

La direction estime que les CCA possèdent des politiques et des procédures appropriées par rapport à la HIPAA. Chaque CCA a un dirigeant à la protection des renseignements personnels qui a supervisé la mise en œuvre de mécanismes pour permettre aux employés de déclarer des pratiques discutables ou de poser des questions sur le respect de la HIPAA.

Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – HIPAA ».

Antitrust

Les lois antitrust fédérales et étatiques restreignent la capacité de concurrents, y compris des médecins et autres fournisseurs, d'agir de concert en vue de restreindre le commerce, de fixer les prix de services, de répartir des territoires, de lier l'achat d'un produit à l'achat d'un autre ou de tenter de monopoliser un marché de services. Dans la situation actuelle, les CCA de Northstar ont l'intention de ne poser aucun geste qui serait caractérisable comme une violation de ces lois. Les CCA de Northstar possèdent des politiques qui interdisent les ententes de négociation exclusive, de liage et de monopolisation ou de fixation des prix. En outre, les CCA de Northstar ne décourageront pas le recours à un établissement ou au régime de soins médicaux d'un autre fournisseur et n'exigeront pas le recours aux CCA de Northstar à l'exclusion d'autres emplacements. Se reporter à la rubrique « Facteurs de risque – Risques liés à nos activités – Réglementation – Antitrust ».

La loi Stark

La loi fédérale américaine en matière d'accès direct à des médecins, communément appelée la loi Stark, interdit à un médecin de recommander un patient à une entité pour certains « services de santé désignés », si le médecin ou un membre de sa famille immédiate a un lien financier avec l'entité. Un lien financier s'entend, notamment, de la propriété d'une entité ou un placement dans une entité ou d'un lien de rémunération avec l'entité. La loi Stark interdit également à une entité recevant une recommandation interdite de facturer les services rendus au patient au programme Medicare ou Medicaid. La loi Stark souffre certaines exceptions, lesquelles protègent les parties contre la responsabilité prévue par cette loi, si les parties respectent les exigences de ces exceptions. Parmi les sanctions prévues par la loi Stark, mentionnons le refus et le remboursement de paiements, des sanctions pécuniaires civiles et l'exclusion des programmes Medicare et Medicaid.

Les CCA de Northstar ne sont pas visés par la loi Stark parce qu'ils ne fournissent pas, ni ne facturent séparément de « services de santé désignés ». En vertu de la loi Stark, les « services de santé désignés » comprennent : les services de laboratoire clinique; les services de physiothérapie; les services d'ergothérapie et d'orthophonie; les services de radiologie et autres services d'imagerie; la radiothérapie; la fourniture d'équipements et d'approvisionnements médico-

durables; la fourniture de nutriants parentéraux et antéraux, la fourniture d'équipements et d'approvisionnements; la fourniture d'appareils et d'approvisionnement prothétiques et orthopédiques; les services de santé à domicile; les médicaments d'ordonnance des patients externes; et les services des hôpitaux aux malades hospitalisés et aux patients externes. CMS a adopté la position selon laquelle les actes médicaux effectués par un centre chirurgical ambulatoire ne sont pas des services de santé désignés. En outre, CMS a clarifié le fait que les services qui constitueraient par ailleurs des services de santé désignés en vertu de la loi Stark, mais qui sont payés par Medicare dans le cadre de paiements composés pour un groupe de services à titre de prestation séparée (p. ex., le tarif du centre chirurgical ambulatoire), ne constituent pas des services de santé désignés aux fins des interdictions de la loi Stark. Aucuns frais distincts ne peuvent être facturés pour de tels services de santé désignés qui sont donnés dans le cadre d'une intervention chirurgicale ambulatoire.

Exercice de la médecine

Nombre d'États, dont le Texas, interdisent à des non-médecins de pratiquer dans l'exercice de la médecine. Dans certains États, il est interdit à une société par actions d'employer un médecin. D'autres États interprètent l'« exercice de la médecine » de manière large de façon à comprendre les décisions qui ont des répercussions sur l'exercice de la médecine, même lorsque le médecin n'est pas employé de la société par actions et que celle-ci n'a aucun pouvoir discrétionnaire à l'égard du diagnostic ou du traitement des patients.

La direction a pour pratique standard d'éviter l'exercice de toute responsabilité au nom des chirurgiens qui utilisent les CCA de Northstar qui pourrait être interprété comme ayant des répercussions sur la pratique de la médecine. En conséquence, la direction est d'avis qu'elle respectera les lois étatiques applicables qui ont trait à la pratique de la médecine par une entreprise. Cependant, parce que ces lois ont été soumises uniquement à une interprétation judiciaire et réglementaire restreinte, il ne peut être garanti, en cas de contestation, que les CCA de Northstar seront jugés conformes.

Autres règlements

Les CCA sont assujettis à nombre d'autres règlements qui ont trait à l'élimination des déchets, aux services de laboratoire et à la santé et sécurité au travail, dont nombre sont intégrés dans les normes relatives aux permis et aux accréditations. Selon le direction, les activités des CCA de Northstar se sont révélées essentiellement conformes aux dispositions de ces lois et aucune responsabilité n'existe dont on pourrait raisonnablement s'attendre à ce qu'elle ait un effet négatif important sur les activités ou la situation financière de Northstar.

FACTEURS DE RISQUE

Vous devriez étudier avec soin les risques et les incertitudes décrits ci-dessous avant de prendre une décision de placement. Les risques décrits plus bas ne sont pas les seuls auxquels Northstar et les porteurs d'actions ordinaires sont confrontés. D'autres risques et incertitudes qui ne sont pas actuellement connus de nous ou que nous jugeons actuellement négligeables pourraient également nuire à nos activités ou avoir un effet négatif sur nous.

Nos activités, nos résultats d'exploitation, nos flux de trésorerie ou nos perspectives, notre situation financière, nos produits d'exploitation ou notre rentabilité pourraient être gravement touchés par n'importe lequel de ces risques et incertitudes. Le cours des actions ordinaires pourrait baisser en raison de n'importe lequel de ces risques et vous pourriez perdre la totalité ou une partie de votre placement.

Le présent prospectus renferme des informations prospectives qui comportent des risques et des incertitudes. Nos résultats réels pourraient différer de façon marquée de ceux qui sont prévus par les informations prospectives en raison de certains facteurs, y compris les risques auxquels nous sommes confrontés et qui sont décrits plus bas et ailleurs dans le présent prospectus. Se reporter à la rubrique « Informations prospectives ».

Risques liés à nos activités

Nous sommes soumis aux risques commerciaux généraux du secteur des CCA

Nous serons soumis aux risques commerciaux généraux propres au secteur des CCA, y compris les préférences changeantes des chirurgiens et des patients, l'incapacité de percevoir un niveau rentable d'honoraires, les hausses des coûts de la main-d'œuvre et des autres charges d'exploitation, les changements futurs possibles dans les relations de travail, la concurrence d'autres établissements chirurgicaux semblables ou une offre excédentaire à ce chapitre, les

changements des conditions relatives au voisinage ou à l'emplacement et l'évolution de la conjoncture économique, les risques liés à la santé, les épidémies et les risques liés au contrôle des maladies, l'imposition d'impôts plus élevés ou de nouveaux impôts, les besoins au chapitre des dépenses en immobilisations, l'évolution des taux d'intérêt et des changements dans la disponibilité et le coût de financement à long terme. En outre, il n'est pas garanti que le rendement réalisé à ce jour par les CCA de Northstar et celui qui est escompté pour l'avenir se maintiendront voire qu'ils seront atteints. N'importe lequel de ces facteurs ou une combinaison de ceux-ci pourrait nuire grandement à nos activités, nos résultats d'exploitation et notre situation financière.

Nous dépendons de paiements de tiers payeurs, dont les assureurs privés, les organismes de gestion de soins et les programmes gouvernementaux de soins de santé.

Nous dépendons de sources de paiement tierces privées et, dans une moindre mesure, gouvernementales pour les interventions réalisées dans nos CCA. Notre situation concurrentielle a été, et continuera d'être, touchée par les mesures de remboursement mises de l'avant par les tiers payeurs, y compris les sociétés d'assurance, et, dans une moindre mesure, les employeurs, de même que Medicare et Medicaid.

Comme un pourcentage croissant de patients sont visés par des ententes de couverture de soins de santé passées avec des payeurs de soins gérés, notre succès pourrait dépendre, en partie, de notre capacité à négocier des contrats favorables pour le compte de nos établissements avec des organismes de gestion de soins, des groupes d'employeurs et d'autres tiers payeurs privés. Il ne peut être assuré que nous saurons conclure à l'avenir de telles ententes à des conditions satisfaisantes. Également, dans la mesure où nos CCA détiennent actuellement des contrats de soins gérés, il ne peut être garanti que ces contrats seront renouvelés ou que les taux de remboursement seront maintenus aux niveaux courants.

Les régimes de soins gérés établissent souvent leur taux de remboursement en fonction des taux de Medicare et de Medicaid et, par conséquent, même si seulement une petite tranche de nos produits sont tirés de Medicare et de Medicaid, les taux établis par ces payeurs pourraient influer sur les produits que nous recevons des payeurs privés.

Ainsi que c'est le cas pour les programmes de remboursement gouvernementaux, les programmes Medicare et Medicaid sont assujettis aux changements législatifs et réglementaires, à des rajustements de tarifs rétroactifs et prospectifs possibles, à des décisions administratives, à des gels et à des réductions de financement, tous ces facteurs pouvant influer négativement nos produits et nos résultats d'exploitation. CMS a dernièrement apporté des changements substantiels en matière de remboursement et de couverture, leur mise en place progressive débutant en janvier 2007. Il s'ensuit que les niveaux de remboursement déclinent, mais la couverture est élargie. Se reporter à la rubrique « Réglementation gouvernementale – Remboursement de Medicare et de Medicaid ».

Nos marges bénéficiaires pourraient continuer d'être sous pression en raison de changements dans l'augmentation et la combinaison de payeurs, dans les charges d'exploitation en excédent des augmentations de paiement par des tiers payeurs. De surcroît, à la suite de pressions concurrentielles, notre capacité de maintenir nos marges bénéficiaires en pratiquant des augmentations de prix auprès des patients et résidents privés est restreinte. Cela pourrait avoir un effet négatif important sur nos activités, nos résultats d'exploitation et notre situation financière.

Nous dépendons de nos chirurgiens et d'autres membres du personnel clés

Notre succès dépend, en partie, de notre capacité à recruter et fidéliser des chirurgiens de qualité. Il ne peut être assuré que nous continuerons à attirer des chirurgiens hautement compétents, du personnel d'établissement et du personnel technique pour nos CCA. En outre, en dépit des engagements contractuels pris par certains de nos chirurgiens qui sont des médecins commanditaires vendeurs aux termes des conventions d'achat de participations de société en commandite de maintenir certains volumes déterminés, il ne peut être assuré que nos chirurgiens actuels continueront d'exercer leur profession dans nos CCA à leurs niveaux actuels, si tant est qu'ils le fassent. L'incapacité de recruter et de fidéliser des chirurgiens peut peser sur nos activités, nos résultats d'exploitation et notre situation financière.

Les médecins commanditaires ont convenu de ne pas concurrencer Northstar aux termes des conventions d'achat de participations de sociétés en commandite et des conventions de société en commandite avec chacune des sociétés en commandite Northstar. Se reporter aux rubriques « Les sociétés en commandite Northstar – Conventions de société en commandite – Engagement de non-concurrence », « Convention d'investissement et opérations connexes – Convention

d'achat de participations de sociétés en commandite – Engagement de non-concurrence ». Toutefois, ces engagements ne s'appliquent qu'au droit d'être propriétaire d'un CCA concurrent et n'empêchent pas un médecin commanditaire de pratiquer (et de recevoir une rémunération à cet égard) dans un CCA concurrent.

Notre succès sera également fonction des efforts et des capacités de notre direction, de même que de notre capacité à attirer du personnel compétent supplémentaire pour gérer l'exploitation et la croissance futures. Bien que nous ayons conclu des contrats de travail avec certains de nos collaborateurs clés, nous ne pouvons être sûrs que l'un de ces employés ne mettra pas fin volontairement à son emploi. Par ailleurs, à l'heure actuelle nous ne souscrivons pas de contrats d'assurance sur la tête des collaborateurs clés à l'égard de membres du personnel de direction ou de médecins commanditaires, mais nous pourrions le faire à l'avenir. La perte d'un membre de la direction, d'employés clés, de médecins commanditaires ou d'autres chirurgiens qui utilisent nos CCA pourrait avoir des effets négatifs sur nos activités, nos résultats d'exploitation et notre situation financière.

Nos activités ne sont pas diversifiées

À l'heure actuelle, nos seules activités consistent en la propriété et l'exploitation des deux CCA de Northstar et en la gestion des centres gérés. Par conséquent, nous sommes totalement dépendants du succès de ces CCA pour la totalité de nos produits d'exploitation. Les investisseurs ne pourront tirer partie d'une diversification ultérieure des activités ou du risque jusqu'au moment, si jamais cela se produisait, où nous acquerrons ou aménagerons des CCA supplémentaires, nous gérerons d'autres CCA ou nous engagerons dans d'autres occasions d'affaires connexes.

De surcroît, les CCA de Northstar et les centres gérés sont situés au Texas. En raison de cette concentration, nous sommes particulièrement sensibles aux ralentissements de l'économie locale et régionale, aux changements dans la réglementation locale ou étatique ou aux réductions des paiements Medicaid et/ou Medicare du Texas versés aux fournisseurs de soins de santé.

Les autres fournisseurs de soins de santé nous livrent une concurrence importante

Nous concurrencerons d'autres CCA et hôpitaux au titre des patients, des médecins, du personnel infirmier autorisé et du personnel technique. Certains de nos concurrents entretiennent des relations de longue date et bien établies avec des médecins et des tiers payeurs dans la collectivité. Certains de nos concurrents sont beaucoup plus gros que nous, pourraient avoir accès à des ressources plus grandes en commercialisation, en finance et en d'autres domaines et pourraient être mieux connus dans la collectivité en général. La concurrence entre les CCA et les hôpitaux en matière de médecins et de patients s'est intensifiée ces dernières années. Certains hôpitaux ont imposé des restrictions au titre des compétences de leur personnel médical (appelé la délivrance de titres de conflits d'intérêts) lorsque ces médecins détiennent un intérêt de propriétaire dans un CCA concurrent. Les CCA de Northstar subiront la concurrence d'autres CCA et des hôpitaux qui rendent des services de consultations externes semblables, tant à l'intérieur qu'à l'extérieur des principales zones de service des CCA de Northstar. De plus, certains hôpitaux classiques ont dernièrement commencé à former des coentreprises avec des chirurgiens suivant lesquels l'hôpital gère le CCA et l'hôpital et les chirurgiens sont copropriétaires du CCA. Les patients peuvent opter pour d'autres établissements pour une foule de motifs. Parmi ces motifs, mentionnons les recommandations de médecins ou un besoin de services que les CCA de Northstar n'offrent pas. Les patients et leurs médecins qui cherchent à obtenir des services de ces autres établissements peuvent ultérieurement privilégier ces établissements au détriment des CCA de Northstar.

Certains de ces établissements concurrents offrent une plus grande variété de services de chirurgie ambulatoire que ceux offerts dans les CCA de Northstar. En outre, certains des concurrents directs des CCA de Northstar sont la propriété d'entités gouvernementales ou sans but lucratif, qui pourraient jouir du soutien de fondations et de dons de charité ou d'un soutien public ou gouvernemental. Ces hôpitaux peuvent effectuer des dépenses en immobilisation sans avoir à débourser de taxe de vente, peuvent détenir un immeuble sans avoir à débourser l'impôt foncier et peuvent régler les équipements à même le bénéfice affranchi des impôts sur le revenu. Cet avantage concurrentiel pourrait influer sur l'incapacité des CCA de Northstar à livrer une concurrence efficace à ces entités sans but lucratif ou gouvernementales.

Il existe plusieurs grandes sociétés ouvertes, divisions ou filiales de grandes sociétés ouvertes et plusieurs sociétés fermées qui aménagent et acquièrent des CCA multispécialités, et ces sociétés pourraient nous concurrencer au niveau de l'acquisition d'autres CCA. En outre, nombre de groupes de chirurgiens aménagent des CCA sans associé qui soit une personne morale, recourant à des consultants qui, habituellement, exécutent ces services moyennant rémunération

et qui peuvent prendre une petite participation dans les activités courantes d'un CCA. Nous ne pouvons garantir que nous soyons en mesure de livrer une concurrence efficace dans ces domaines.

Si nous ne pouvons livrer une concurrence efficace au niveau du recrutement de nouveaux médecins, d'attirer des patients, de conclure des ententes avec des payeurs de soins gérés ou d'acquérir de nouveaux CCA, la réussite de la mise en œuvre de nos stratégies de croissance pourrait être compromise. Cela pourrait avoir des effets négatifs sur nos activités, nos résultats d'exploitation et notre situation financière.

Réglementation

Les CCA de Northstar sont assujettis à nombre de lois, règles et règlements fédéraux, étatiques et locaux. Se reporter à la rubrique « Réglementation gouvernementale ». Parmi les règlements susceptibles d'avoir la plus grande incidence sur nos activités, mentionnons :

Autorisation d'exercer et accréditation

Les établissements de santé, comme les CCA de Northstar, sont assujettis à des exigences en matière de permis, de certification et d'accréditation au niveau professionnel et privé. Se reporter à la rubrique « Réglementation gouvernementale – Autorisation d'exercer et accréditation ». Parmi celles-ci mentionnons, les exigences imposées par Medicare, Medicaid, les autorités de délivrance de permis étatiques, les organismes d'accréditation volontaire et les tiers payeurs privés. L'obtention et le renouvellement de ces permis, certifications et accréditations sont souvent fondés sur des inspections, des enquêtes, des vérifications ou d'autres examens, qui pourraient obliger les CCA de Northstar à mettre en œuvre des mesures de conformité affirmative qui pourraient être lourdes et coûteuses. Selon nous, les CCA de Northstar sont actuellement essentiellement en règle à l'égard des exigences applicables en matière de délivrance de permis, de certification et d'accréditation. Toutefois, les normes applicables pourraient changer. Il ne peut être assuré que chacun des CCA de Northstar soit en mesure de maintenir tous les permis ou certifications nécessaires en règle, ni qu'ils ne seront pas tenus d'engager des frais importants pour ce faire. Le défaut de maintenir tous les permis, certifications et accréditations nécessaires en règle ou l'engagement de fonds substantiels pour les maintenir pourrait avoir un effet négatif sur nos activités, nos résultats d'exploitation et notre situation financière.

De plus, afin d'effectuer des interventions médicales et chirurgicales au Texas, les médecins doivent être autorisés par le Medical Board de l'État. Le personnel technique et infirmier doit également être autorisé par la loi de l'État. Il ne peut être assuré qu'un médecin ou un membre du personnel infirmier ou technique donné qui dispose de privilèges de personnel médical aux CCA de Northstar ne verra pas son permis suspendu ou révoqué par le Medical Board du Texas, ni qu'il ne sera pas sanctionné par le Department of Health and Human Services (le « DHHS »), l'Office of Inspector General (l'« OIG »), pour des violations des lois fédérales relatives à Medicare. Si un permis est suspendu ou révoqué ou si un médecin ou un membre du personnel infirmier ou technique est sanctionné par l'OIG et exclu du programme Medicare, ce médecin ou membre du personnel infirmier ou technique pourrait ne pas pouvoir exécuter des interventions chirurgicales aux CCA de Northstar, ce qui pourrait avoir un effet négatif sur nos activités.

Loi anti-pots-de-vin

La loi anti-pots-de-vin interdit de « sciemment ou délibérément » verser de l'argent ou procurer une rémunération de toute sorte en échange de recommandations de patients pour des actes financés par le fédéral. Quoique le DHHS ait adopté des règlements renfermant des « règles refuges » vis-à-vis de la loi anti-pots-de-vin, notamment celles précisément applicables aux CCA, nos activités et nos ententes ne respectent pas l'ensemble des exigences. Comme nous ne pouvons tirer parti des règles refuges, nous ne sommes pas à l'abri d'un examen ou d'une poursuite du gouvernement. Cependant, nous estimons que les activités des CCA de Northstar sont structurées de façon à satisfaire essentiellement aux dispositions législatives applicables en matière de pots-de-vin. Dans la mesure où nous ne pouvons invoquer les règles refuges, les ententes qui régissent la structure et les activités des CCA de Northstar comprennent des clauses visant à se protéger contre les allégations de pots-de-vin ou d'autres incitations. Se reporter à la rubrique « Réglementation gouvernementale – Lois anti-pots-de-vin ».

La violation de la loi anti-pots-de-vin peut donner lieu à des sanctions tant civiles que criminelles. Outre le remboursement de sommes d'argent au gouvernement, un transgresseur pourrait être soumis à des amendes et à une exclusion possible du programme Medicare. De surcroît, il ne peut être garanti que d'autres lois ou règlements anti-pots-de-vin ne seront pas adoptés à l'avenir qui pourraient avoir un effet négatif important sur les CCA de Northstar.

Législation relative aux fausses réclamations

En vertu de la loi sur les fausses réclamations, les personnes physiques ou entités qui sciemment produisent des déclarations fausses ou frauduleuses qui sont payables par le programme Medicare ou Medicaid sont passibles d'une sanction tant criminelle que civile. Même si les CCA de Northstar disposent de programmes et de politiques de conformité visant à créer une culture d'entreprise de respect de ces lois, le défaut de les respecter pourrait se solder par des sanctions pécuniaires (à concurrence de trois fois le montant des dommages), par des amendes et/ou la prison, ce qui pourrait nuire à nos activités, nos résultats d'exploitation et à notre situation financière. Se reporter à la rubrique « Réglementation gouvernementale – Législation relative aux fausses réclamations ».

HIPAA

Nos CCA sont assujettis à la HIPAA, laquelle instaure des normes sectorielles pour l'échange de renseignements électroniques sur la santé. Se reporter à la rubrique « Réglementation gouvernementale – Dossiers des patients et confidentialité des renseignements sur la santé protégés (HIPAA) ». Bien que nous estimions avoir mis en œuvre des systèmes qui nous permettent d'être essentiellement en règle avec la HIPAA, nous ne pouvons assurer que les collaborateurs à qui nous transmettons les renseignements respecteront les normes HIPAA. En outre, nous ne pouvons garantir le respect ni estimer le coût du respect des normes de mise en œuvre dont les derniers détails n'ont pas encore été arrêtés. Si, pour un motif ou un autre, nous ne respections pas ces normes ou toute loi étatique qui régit le droit d'une personne physique à la protection de la vie privée auquel ne se substitue pas la HIPAA, nous pourrions être passibles de sanctions criminelles et civiles, ce qui pourrait avoir un effet négatif sur nos activités, notre situation financière et nos résultats d'exploitation.

Antitrust

Les lois fédérales et étatiques antitrust restreignent la capacité de concurrents, y compris les médecins et d'autres fournisseurs, à agir de concert en vue de restreindre le commerce, de fixer les prix de services, de répartir des territoires, de lier l'achat d'un produit à l'achat d'un autre produit ou de tenter de monopoliser un marché de services. Se reporter à la rubrique « Réglementation gouvernementale – Antitrust ».

Nonobstant les efforts des sociétés en commandite Northstar en vue de se conformer de manière dynamique et complète à toutes les lois antitrust, une quantité significative d'ambiguïté subsiste eu égard à l'application de ces lois aux activités dans le secteur des soins de santé. Ainsi, il ne peut être garanti qu'une action coercitive ou une procédure judiciaire ne sera pas intentée contre les CCA de Northstar ou que les CCA ne seront pas l'objet de sanctions, d'amendes et de frais juridiques importants et les investisseurs pourraient subir une perte partielle ou complète de la valeur de leurs placements dans les sociétés en commandite Northstar.

Autres règlements

Outre les initiatives réglementaires susdécrites, les établissements de soins de santé, y compris les CCA de Northstar, sont soumis à une grande variété de lois et de règlements fédéraux, étatiques et locaux en matière environnementale et de santé et sécurité du travail qui pourraient influer sur leur exploitation, leurs installations et leurs biens. La violation de ces lois pourrait nous rendre passible de sanctions civiles et d'amendes pour ne pas avoir enquêté sur une contamination par substances dangereuses et ne pas y avoir remédié, de même que d'autres responsabilités de tierces parties.

L'exploitation type d'un établissement de soins de santé comprend la manutention, l'utilisation, le stockage, le transport, l'élimination et le rejet de matières dangereuses, infectieuses, toxiques, radioactives, inflammables et d'autres matières, déchets, polluants ou contaminants dangereux. Bien que nous estimions que les CCA de Northstar respectent actuellement essentiellement l'ensemble des lois et règlements applicables en environnement et prévoyons que cette conformité sera maintenue pour l'avenir, il ne peut être assuré que les CCA de Northstar ne violeront pas les exigences d'une ou de plusieurs de ces lois, ni qu'ils n'auront pas à consacrer des sommes significatives pour y remédier ou assurer la conformité.

Nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie de croissance organique

La croissance future imposera des demandes croissantes vis-à-vis de nos systèmes d'information de gestion, d'exploitation et de finance et des autres ressources. L'expansion ultérieure de nos activités exigera des ressources

financières substantielles et une grande attention de la part de la direction. Pour assurer notre croissance future prévue et pour livrer une concurrence efficace, nous devons continuer de mettre en œuvre et d'améliorer nos systèmes d'information de gestion, d'exploitation et de finance et d'accroître, former, gérer et motiver nos effectifs. Notre personnel, nos systèmes, nos procédures ou nos contrôles pourraient ne pas être appropriés pour soutenir nos activités à venir. De surcroît, le fait de centrer nos ressources financières et l'attention de notre direction sur l'expansion de nos activités pourrait avoir des conséquences négatives sur nos résultats financiers. Tout défaut de mettre en œuvre et d'améliorer nos systèmes d'information de gestion, d'exploitation et de finance ou d'accroître, de former, de gérer ou de motiver nos effectifs, pourrait réduire voire empêcher notre croissance. Nous ne pouvons vous donner d'assurances que notre personnel, nos systèmes, nos procédures ou nos contrôles seront appropriés pour soutenir nos activités à venir ou que nos ressources financières et l'attention de la direction accordées à l'expansion de nos activités n'auront pas d'effet négatif sur nos activités, nos résultats d'exploitation et notre situation financière.

Nous pourrions ne pas être en mesure de mettre en œuvre notre stratégie d'acquisition

Nos efforts d'exécution de notre stratégie d'acquisition pourraient être affectés par notre capacité d'identifier des candidats convenables et de négocier et de réaliser avec succès des opérations d'acquisition. Nous pourrions être confrontés à nombre de risques d'affaires au moment d'acquérir des CCA supplémentaires et nous pourrions avoir de la difficulté à exploiter et à intégrer ces CCA. En outre, les sociétés ou actifs que nous acquerrons à l'avenir pourraient ultimement ne pas produire de rendement qui justifie notre investissement. Si nous ne pouvons exécuter notre stratégie d'acquisition, notre capacité d'accroître nos produits d'exploitation et notre bénéfice par le truchement de la croissance externe sera compromise.

En outre, nous aurons besoin de capitaux pour acquérir d'autres centres, pour acquérir, intégrer, exploiter et assurer l'expansion des CCA de Northstar. Il se pourrait que nous financions les acquisitions et les projets d'aménagement futurs par le truchement de financements par emprunts ou par capitaux propres et nous pourrions recourir aux actions ordinaires pour tout ou partie de la contrepartie à verser dans le cadre d'acquisitions futures. Dans la mesure où nous entreprenons ces financements ou utilisons les actions ordinaires comme contrepartie, nos actionnaires pourraient connaître une dilution future de leur participation. Si des emprunts sont contractés, nous pourrions devoir régler des intérêts débiteurs importants et pourrions être assujettis à des engagements dans les contrats de crédit afférents qui ont une incidence sur l'exercice des activités. Si nos actions ordinaires ne réussissent pas à maintenir une évaluation suffisante ou que des candidats potentiels à l'acquisition ne souhaitent pas accepter nos actions ordinaires à titre de tout ou partie de la contrepartie, nous pourrions devoir recourir à une plus grande part de nos ressources en liquidités, si disponibles, ou recourir uniquement aux ententes de financement supplémentaires afin de poursuivre notre stratégie d'acquisition et d'aménagement. Cependant, nous pourrions ne pas disposer de suffisamment de ressources en capital, ni même être en mesure d'obtenir du financement à des conditions acceptables pour nous, pour la mise en œuvre de notre stratégie d'acquisition et d'aménagement, ce qui pourrait restreindre notre croissance. Sans suffisamment de ressources en capital pour mettre en œuvre cette stratégie, notre croissance future pourrait être limitée et les activités compromises. Il ne peut être garanti que du financement supplémentaire sera accessible pour financer cette stratégie de croissance ni que, si elle est accessible, que le financement s'effectuera à des conditions qui nous agréent.

Nous pourrions contracter des obligations imprévues et importantes du fait de l'acquisition de CCA

Bien que nous ayons obtenu une indemnisation de la part des vendeurs aux termes des conventions d'achat d'une participation de société en commandite couvrant les responsabilités connues ou éventuelles et bien que nous ayons l'intention d'effectuer un contrôle préalable vis-à-vis de toute acquisition future, il se pourrait que, par inadvertance, nous investissions dans des CCA aux passifs importants découlant, par exemple, du défaut de respecter la réglementation gouvernementale ou découlant d'autres activités antérieures. Bien que les CCA de Northstar bénéficieront d'une assurance responsabilité civile générale et professionnelle, nous ne souscrivons pas actuellement d'assurance qui couvre expressément toute responsabilité inconnue ou éventuelle qui pourrait s'être matérialisée avant notre investissement dans les CCA de Northstar, particulièrement celle qui concerne une inconduite civile ou criminelle (contre laquelle on ne peut s'assurer) et il est peu probable que nous souscrivions une telle assurance. Contracter de telles responsabilités à la suite de l'acquisition future pourrait avoir un effet négatif sur nos activités, notre exploitation et notre situation financière.

À titre de fournisseur de soins de santé, nous sommes assujettis à des réclamations en responsabilité professionnelle à la fois directement et du fait d'autrui en raison de la faute professionnelle de membres de notre personnel médical

En qualité d'établissement de soins de santé, chaque CCA de Northstar a une responsabilité directe et une responsabilité légale pour ce qui est de la norme de diligence fournie par son personnel dans son établissement. Les CCA de Northstar ont une responsabilité légale pour ce qui est de l'environnement physique et du fonctionnement approprié des équipements utilisés au moment d'interventions chirurgicales. De plus, chaque CCA de Northstar a une responsabilité du fait d'autrui au titre de la négligence de son personnel médical dûment qualifié dans des circonstances où soit il avait connaissance, soit il aurait dû avoir connaissance d'un problème se traduisant par un préjudice pour le patient. Les médecins dûment qualifiés des CCA de Northstar participeront à la prestation de services de soins de santé au public et seront exposés au risque de réclamation en responsabilité professionnelle. Bien que les CCA de Northstar ne contrôleront ni la pratique de la médecine par les médecins, ni n'auront la responsabilité de la conformité à certaines exigences réglementaires et autres qui sont directement applicables aux médecins et à leurs services, en raison de la relation entre chaque CCA de Northstar et les médecins qui rendent des services aux patients dans les CCA de Northstar, les autres filiales de Northstar voire Northstar elle-même pourraient être l'objet de réclamations pour faute professionnelle et médicale en vertu de diverses doctrines juridiques. Des réclamations de cette nature, si elles étaient accueillies, pourraient entraîner l'attribution de dommages-intérêts au demandeur en excédent des plafonds d'assurance disponibles. L'assurance contre les pertes liées aux réclamations de ce type peut être coûteuse et varie fortement d'un État à l'autre. Les CCA de Northstar maintiendront et demanderont des médecins du personnel médical des CCA de Northstar qu'ils maintiennent une assurance responsabilité civile suivant les montants et les couvertures jugés appropriés, soit actuellement 200 000 $ par réclamation pour un total de 600 000 $ par année.

En 2003, le Texas a adopté une loi qui réformait ses lois en matière d'assurance responsabilité professionnelle en imposant des plafonds aux dommages non économiques d'un montant de 250 000 $ par demandeur pour un total par réclamation de 750 000 $ pour des médecins et autres fournisseurs, y compris des CCA. Les dommages-intérêts punitifs sont exclus de ce plafond. Ces dispositions législatives de réforme de la responsabilité délictuelle se sont traduites par une réduction du coût de l'assurance pour faute professionnelle en raison de la réduction des réclamations pour faute professionnelle. Cependant, il ne peut être garanti que cette tendance se poursuivra à l'avenir.

La plupart des polices d'assurance pour faute professionnelle ne couvrent pas les dommages-intérêts punitifs. Bien qu'extrêmement rares dans le domaine médical, les dommages-intérêts punitifs constituent les dommages-intérêts attribués par un jury dans l'intention de « punir » un transgresseur plutôt que de payer pour une perte importante résultant du préjudice allégué. Nous ne pouvons vous garantir que notre responsabilité ne sera pas attaquée en dommages-intérêts punitifs même là où des plafonds d'assurance appropriés sont maintenus. Nous sommes également d'avis qu'il y eu, et il continuera d'y avoir, une intensification des enquêtes gouvernementales vis-à-vis des établissements appartenant à des médecins, surtout dans le domaine de fausses réclamations Medicare/Medicaid, de même qu'une intensification des mesures de mise à exécution découlant de ces enquêtes. L'activité d'enquête de la part de tiers payeurs privés entraînerait également, dans certains cas, l'intervention du procureur général de l'État. Sont aussi possibles les réclamations non couvertes potentielles ou les réclamations « qui tam »ou de « dénonciation ». Bien que le risque de poursuite qui tam soit minime puisque Medicare et Medicaid forment moins de 1 % de nos produits d'exploitation et un pourcentage encore plus petit de notre bénéfice, nombre de procureurs des demandeurs ont recentré leur pratique sur les poursuites de « dénonciation » vu la réduction des montants accordés par rapport aux réclamations en faute professionnelle médicale. Ces poursuites en dénonciation sont fondées sur des allégations de violation vis-à-vis de la loi gouvernementale qui a trait à la pratique de facturation et aux pots-de-vin. En vertu de la loi fédérale régissant Medicare, ces dénonciateurs ont droit à un pourcentage de ce que le gouvernement fédéral recouvre par rapport à l'affaire. Cependant, un dénonciateur peut poursuivre directement l'entité de soins de santé en invoquant les lois applicables et en cherchant à obtenir un recouvrement sans l'intervention du gouvernement fédéral. Nombre d'assureurs en faute professionnelle ne couvriront pas les violations de la loi même s'ils pourraient couvrir le coût des moyens de défense. Toute décision défavorable dans le cadre d'une procédure juridique ou d'une enquête gouvernementale, qu'elle soit mise de l'avant maintenant ou à l'avenir, pourrait avoir un effet négatif important sur notre situation financière. À cet égard, Northstar note que les pratiques de facturation de l'un de ses établissements ont fait l'objet d'une enquête en 2006 sur la base d'une plainte et CMS a conclu qu'il n'y avait pas de fondement pour prendre une poursuite et au rejet de la plainte.

Les CCA de Northstar pourraient, dans le cours normal des affaires, être l'objet de litiges. Plus particulièrement, ils pourraient faire l'objet d'une réclamation, entre autres, ayant trait aux activités du personnel médical rendant des

services dans les CCA de Northstar. Historiquement, les CCA de Northstar ont été en mesure d'obtenir ce que nous estimons une assurance appropriée pour couvrir ces risques. Cependant, le coût de cette assurance pourrait augmenter et il ne peut être garanti que nous serons en mesure d'obtenir une assurance appropriée pour nous couvrir contre les réclamations en responsabilité médicale à l'avenir à des conditions qui soient économiquement raisonnables, si tant est qu'une telle assurance puisse être obtenue. De surcroît, les réclamations de cette nature, si elles ont gain de cause, pourraient entraîner des jugements en dommages-intérêts en faveur des demandeurs qui excèdent les plafonds de toute couverture d'assurance applicable. Si la couverture d'assurance souscrite ne suffit pas à couvrir les réclamations présentées, l'insuffisance en résultant pourrait avoir un effet négatif important sur nos activités et notre exploitation.

Les couvertures d'assurance des CCA de Northstar pourraient ne pas couvrir toutes les réclamations contre eux, ni être accessibles à un coût raisonnable, si tant est qu'une telle couverture puisse être obtenue. Si les CCA de Northstar ne peuvent maintenir la couverture d'assurance, si des jugements sont obtenus en excédent de la couverture que les CCA de Northstar maintiennent ou si les CCA de Northstar sont tenus de verser des dommages-intérêts punitifs non assurés ou de verser des amendes en vertu de poursuites « *qui tam* », ils seraient exposés à des obligations supplémentaires substantielles. Northstar ne peut garantir que chaque CCA de Northstar sera en mesure de maintenir une couverture d'assurance moyennant une prime raisonnable, si tant est qu'il le puisse, que la couverture suffira à satisfaire aux décisions défavorables vis-à-vis des CCA de Northstar ou que le nombre de réclamations n'augmentera pas.

Nous nous fondons sur la technologie

La technologie médicale qu'utilisent nos CCA évolue constamment et représente un coût important pour faire affaire. Il ne peut être garanti que les équipements achetés ou loués par nos CCA ne seront pas améliorés ni rendus obsolètes à la suite de percées de la technologie médicale ou que nos CCA seront en mesure de financer ou de louer des équipements supplémentaires nécessaires pour demeurer concurrentiels si les médecins de son personnel médical ont besoin de ces équipement modernes ou si ces équipements actuels devenaient obsolètes. Cela pourrait avoir un effet négatif sur nos activités et notre situation financière.

Nous serons soumis aux coûts à la hausse

Le coût de la prestation de nos services est à la hausse et il devrait continuer à s'apprécier à un rythme plus élevé que celui qui est prévu pour l'ensemble des biens de consommation. Nos activités, nos résultats d'exploitation ou notre situation financière pourraient subir le contrecoup de notre incapacité à mettre en œuvre une augmentation annuelle des paiements privés en raison des conditions du marché, ou autrement augmenter notre produit ou, dans une moindre mesure, si les taux de remboursement des sources Medicaid et Medicare ne sont pas rajustés pour couvrir les augmentations de coûts de main-d'œuvre et des autres frais.

Nous dépendons des recommandations

Notre succès dépend pour bonne part des recommandations de patients à nos chirurgiens provenant d'autres médecins, systèmes, régimes de soins médicaux et autres dans les collectivités où nous sommes présents et il dépend de la capacité de notre personnel médical à entretenir de bonnes relations avec ces sources de recommandation. Les chirurgiens qui utilisent nos CCA et ceux qui recommandent des patients ne sont pas nos employés et, dans de nombreux cas, la plupart des médecins jouissent de privilèges d'admission dans d'autres hôpitaux et (sous réserve d'ententes de non-concurrence qui pourraient avoir été conclues dans le cadre des conventions de sociétés en commandite) peuvent utiliser ces autres établissements et recommander des patients à d'autres prestataires. Si nous ne réussissons pas à cultiver et entretenir de solides relations avec nos chirurgiens et leurs sources de recommandations, le nombre d'interventions chirurgicales pratiquées dans nos CCA pourrait diminuer et entraîner une baisse des produits d'exploitation. Cela pourrait nuire à nos activités, à nos résultats d'exploitation et à notre situation financière.

Nous pourrions être assujettis à des changements dans la loi actuelle ou à l'adoption future de dispositions législatives

Ces dernières années, diverses initiatives législatives et réglementaires ont été mises de l'avant tant au niveau fédéral qu'étatique relativement à la propriété, par des médecins, d'entités de soins de santé auxquels les médecins

recommandent des patients, aux programmes de paiement tiers et à d'autres questions réglementaires qui concernent les CCA. Il n'est pas possible de prédire quelles initiatives fédérales ou étatiques éventuelles seront adoptées à l'avenir, ni de prévoir comment ces changements pourraient nous toucher. Si un organisme fédéral ou étatique adopte une position différente ou édicte de nouvelles dispositions législatives qui concernent les CCA, nous pourrions subir une réduction importante de nos produits d'exploitation, nous pourrions être exclus de la participation au programme de tiers payeurs ou nous pourrions être passibles de sanctions civiles et criminelles futures.

Nous pourrions être confrontés à une pénurie de personnel infirmier autorisé

Les États-Unis connaissent actuellement une pénurie de personnel infirmier autorisé. Le défaut des CCA de Northstar d'embaucher et de conserver un tel personnel pourrait avoir un effet négatif important sur nos activités et notre situation financière.

Risques liés à la structure de l'émetteur et du présent placement

Notre capacité de verser des dividendes dépend de Northstar Acquisition qui, en bout de ligne, dépend des CCA de Northstar pour la totalité de l'encaisse disponible pour les dividendes

Nous sommes une société de portefeuille ne disposant d'aucun actif en propre et nous sommes totalement dépendants des activités et des actifs des sociétés en commandite Northstar par le truchement de notre propriété indirecte de participations dans Northstar Acquisitions. Le versement de dividendes en espèces aux porteurs d'actions ordinaires sera fonction de la capacité de Northstar Acquisitions d'effectuer des distributions de manière directe et indirecte, laquelle, à son tour, dépend de la capacité des sociétés en commandite Northstar de faire des distributions indirectement à Northstar Acquisitions. Le montant réel d'encaisse disponible pouvant être versé sous forme de dividendes aux porteurs d'actions ordinaires dépendra de nombre de facteurs qui ont trait à chacun des CCA de Northstar, y compris la rentabilité, l'évolution des produits d'exploitation, les variations du fonds de roulement, la durabilité des marges de BAIIA, les niveaux de dépenses en immobilisations, les lois applicables et les restrictions contractuelles contenues dans les actes qui régissent la dette. Toute réduction du montant d'encaisse disponible pour distribution ou réellement distribué indirectement par les sociétés en commandite Northstar à Northstar Acquisitions viendra réduire le montant d'encaisse disponible pour que nous puissions verser des dividendes aux porteurs d'actions ordinaires. Il s'ensuit que nos dividendes en espèces ne sont pas garantis et varieront en fonction du rendement des CCA de Northstar.

Nous ne contrôlerons pas les affaires médicales quotidiennes et certaines autres affaires des CCA de Northstar

Northstar Subco possédera une participation indirecte de 55 % dans la société en commandite Palladium (70 % si l'option pour attributions excédentaires est levée intégralement) et une participation indirecte de 60 % dans la société en commandite Kirby. Nous contrôlerons chaque CCA de Northstar par le truchement de nos droits contractuels (voir « Les sociétés en commandite Northstar – Conventions de sociétés en commandite »). Même si nous gérons de manière indirecte les affaires commerciales quotidiennes de chaque CCA de Northstar aux termes d'un contrat de gestion, nous n'aurons que le droit d'être présents et d'être observateurs au moment des réunions du conseil médical de chaque CCA de Northstar. Ainsi, nous n'aurons pas la possibilité de diriger les affaires médicales quotidiennes des CCA de Northstar, mais plutôt ses affaires et activités commerciales, le tout ainsi qu'énoncé dans les conventions de sociétés en commandite. En outre, certaines mesures prises par les sociétés en commandite Northstar sont assujetties à un droit de veto par vote écrit d'une participation majoritaire des médecins commanditaires, y compris l'approbation du budget annuel et du plan annuel (sous réserve du droit de Northstar GPco de poursuivre l'exploitation des CCA de Northstar de manière à préserver ses activités et sa réputation, ses relations d'affaires et son installation physique). Se reporter aux rubriques « Les sociétés en commandite Northstar – Conventions de société en commandite – Vote majoritaire des médecins ».

La distribution de la totalité des espèces disponibles pourrait restreindre notre potentiel de croissance et celui des CCA de Northstar

Le versement par les sociétés en commandite Northstar de la quasi-totalité de leurs flux de trésorerie d'exploitation fera que les dépenses d'exploitation et en immobilisations supplémentaires seront fonction de l'accroissement des flux de trésorerie ou de financements additionnels à venir. L'absence de ces fonds pourrait

restreindre la croissance future de chaque CCA de Northstar et ses flux de trésorerie. En outre, nous pourrions être empêchés de poursuivre d'autres acquisitions intéressantes parce qu'elles pourraient ne pas accroître notre valeur à court terme.

Le versement de dividendes n'est pas garanti

En dépit de ce qu'il soit pour l'instant projeté que le conseil des gestionnaires ou d'administration de Northstar Acquisitions et de l'émetteur soit le même, l'émetteur ou Northstar peut modifier, à son entière discrétion, la politique existante en matière de dividendes versés aux propriétaires des actions ordinaires. Les distributions et dividendes futurs de ces sociétés dépendront, entre autres, s'il y en a, des résultats d'exploitation, des besoins de trésorerie, de la situation financière, des restrictions contractuelles, des occasions d'affaires, des dispositions législatives applicables et d'autres facteurs que le conseil des gestionnaires ou d'administration de Northstar Acquisitions tout comme de l'émetteur peuvent juger pertinent. La direction de ces entités peut hausser le niveau des distributions prévues dans leurs politiques de distribution existantes ou cesser totalement les distributions.

Les variations des taux de change pourraient avoir des répercussions sur le montant de l'encaisse disponible pour le versement de dividendes

Nos dividendes aux porteurs d'actions ordinaires seront libellés en dollars canadiens. Toutefois, la totalité des produits d'exploitation et des charges des CCA de Northstar et de Northstar Acquisitions, de même que les distributions que nous recevons de Northstar Holdco et de Northstar Acquisitions et que Northstar Acquisitions reçoit des sociétés en commandite Northstar seront libellés en dollars américains. Il s'ensuit que nous serons exposés à des risques de taux de change. Bien que nous projetions de conclure, directement ou non, des contrats de couverture pour atténuer ces risques de taux de change, il ne peut être garanti que ces contrats suffiront à nous protéger pleinement contre ces risques. Si les opérations de couverture ne nous protègent pas pleinement contre ces risques, un changement dans le taux de change entre le dollar du Canada et des États-Unis pourrait avoir un effet négatif important sur notre capacité à maintenir un niveau constant de dividendes en dollars canadiens. En outre, les gains que nous réalisons aux termes de ces contrats de couverture pourraient donner lieu à un revenu imposable aux fins du fisc canadien. Toute obligation fiscale découlant de ces contrats de couverture pourrait entraver notre capacité de maintenir un niveau constant de dividendes.

Une dette importante pourrait avoir des conséquences négatives sur nos activités

Bien qu'il soit prévu que ni l'émetteur ni ses filiales n'aient de dettes impayées ou de financements ou de contrats de location-exploitation (autres que les baux liés à leurs immeubles) immédiatement après la conclusion du présent placement, nous pourrions à l'avenir contracter des dettes (y compris l'accord de crédit renouvelable, ou conclure des baux qui équivalent à de la dette. L'effet de levier sur une base consolidée pourrait avoir des conséquences importantes pour les porteurs d'actions ordinaires, dont ce qui suit :

- la capacité future de l'émetteur, de Northstar Acquisitions et des CCA de Northstar d'obtenir du financement supplémentaire au titre du fonds de roulement, des dépenses en immobilisations ou d'autres fins pourrait être restreinte;
- la capacité de l'émetteur ou des CCA de Northstar de refinancer la dette à des conditions acceptables pour l'émetteur, si tant est qu'il le puisse;
- l'affectation vraisemblable d'une part importante de nos flux de trésorerie provenant des activités d'exploitation (sur une base consolidée) au paiement du capital et des intérêts de la dette de l'émetteur ou d'une de ses filiales, réduisant ainsi les fonds disponibles pour les activités, les dépenses en immobilisations et/ou les dividendes futurs sur les actions ordinaires de l'émetteur;
- la vulnérabilité potentielle des CCA de Northstar aux ralentissements économiques et la capacité de résister aux pressions concurrentielles.

En outre, les clauses financières restrictives prévues par la convention de rachat pourraient nous restreindre dans notre capacité de contracter des dettes.

Les émissions futures d'actions ordinaires pourraient entraîner une dilution

Nos statuts constitutifs autorisent l'émission d'un nombre illimité d'actions ordinaires suivant les modalités que le conseil d'administration, sans l'approbation des actionnaires, fixe. Nous pouvons émettre d'autres actions ordinaires à l'avenir dans le cadre d'un financement ou d'une acquisition future. L'émission d'autres actions ordinaires pourrait entraîner la dilution du placement d'un investisseur dans notre société.

Restrictions quant à la mise à exécution de certains jugements civils par des investisseurs canadiens

Northstar Acquisitions, Northstar Subco, Northstar Holdco et Ventures sont constituées sous le régime de droit de l'État du Delaware et chaque société en commandite Northstar est constituée en vertu des lois de l'État du Texas. Tous les actifs des CCA de Northstar sont situés à l'extérieur du Canada et certains des administrateurs et des dirigeants, de même que certains des experts nommés dans le présent prospectus, sont des résidents des États-Unis d'Amérique. Il s'ensuit qu'il pourrait être difficile voire impossible par les investisseurs de Ventures, ou à l'une ou l'autre des sociétés en commandite Northstar ou à leurs administrateurs, dirigeants et experts respectifs qui ne sont pas des résidents du Canada ou de réaliser contre eux, au Canada, la valeur de jugements rendus par des tribunaux du Canada fondés sur les dispositions en matière de responsabilité civile des lois provinciales canadiennes applicables en valeurs mobilières. Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures et chaque société en commandite Northstar ont été avisées par des conseillers juridiques des États-Unis qu'il subsiste un doute quant au caractère exécutoire, aux États-Unis, dans le cadre d'actions principales, ou dans le cadre d'actions visant à assurer l'exécution de jugements rendus par des tribunaux canadiens, de responsabilités civiles fondées sur ces lois provinciales canadiennes applicables en valeurs mobilières. En outre, chaque société en commandite Northstar conviendra de nous indemniser au titre des violations de déclarations faites et des garanties données par elles aux termes de la convention d'achat d'une participation de société en commandite. Cependant, les obligations d'indemnisation sont limitées de la manière décrite sous « Convention d'achat de participations de sociétés en commandite » et, par conséquent, nous pourrions ne pas pouvoir récupérer le plein montant de toute perte ou de tous dommages-intérêts subis par elle en raison de cette violation au détriment de l'émetteur et, en bout de ligne, des porteurs d'actions ordinaires de l'émetteur. Enfin, il ne peut être garanti que les sociétés en commandite Northstar disposerons de suffisamment d'actifs pour satisfaire à toute obligation d'indemnisation.

Nous sommes assujettis aux lois fiscales canadiennes

Le revenu de l'émetteur et de ses entités liées doit être calculé en conformité avec les lois fiscales canadiennes et étrangères, selon le cas, et l'émetteur est assujetti aux lois fiscales canadiennes, lesquelles peuvent être modifiées de manière à nuire au montant des distributions versées aux actionnaires. Il n'est nullement assuré que la législation fiscale fédérale canadienne, son interprétation judiciaire ou les pratiques et politiques administratives et de cotisation de l'Agence du revenu du Canada et du ministère des Finances du Canada ne seront pas modifiées d'une façon qui aura des effets négatifs pour les actionnaires. Plus particulièrement, un tel changement pourrait accroître le montant d'impôt à payer par l'émetteur, réduisant ainsi le montant disponible aux fins de versements de dividendes aux porteurs d'actions ordinaires.

Il n'est nullement garanti que les administrations fiscales ne chercheront pas à contester certaines positions fiscales adoptées par l'émetteur et ses entités liées. Particulièrement, l'émetteur sera tenu d'inclure dans le calcul de son revenu tous les dividendes qui lui ont été versés sur les parts de catégorie A d'Acquisitions et les actions ordinaires de Northstar Holdco que détient l'émetteur. L'émetteur devrait également avoir droit à une déduction correspondant au montant des dividendes que Northstar Subco ou Northstar Holdco tire des activités continues des sociétés en commandite Northstar. Le résultat net de cette inclusion au revenu et la déduction correspondante est que l'émetteur ne devrait pas être imposable sur les dividendes reçus de Northstar Subco et de Northstar Holdco. Si cette déduction était refusée, l'émetteur serait toutefois assujetti à l'impôt canadien des sociétés sur ces dividendes, ce qui pourrait avoir un effet négatif important sur le montant d'encaisse disponible pour que l'émetteur le distribue à ses actionnaires. L'émetteur a reçu un avis de Goodmans LLP, et les preneurs fermes ont reçu un avis de Borden Ladner Gervais s.r.l., s.e.n.c.r.l., selon lesquels les dividendes reçus de Northstar Subco et de Northstar Holdco devraient être déductibles pour l'émetteur.

En raison de ce que les parts de catégorie A d'Acquisitions sont libellés en dollars américains, l'obligation fiscale canadienne éventuelle découlant de la disposition de ces parts par l'émetteur (aux termes de la convention de rachat ou autrement) sera touchée par les variations de change entre le dollar du Canada et le dollar des États-Unis d'Amérique.

Toute obligation fiscale canadienne découlant de la disposition de parts de catégorie A d'Acquisitions pourrait grandement nuire au montant d'encaisse disponible pour que l'émetteur le distribue à ses actionnaires à ce moment-là.

Nous sommes assujettis aux lois fiscales américaines

Risques fiscaux américains

Il ne peut être garanti que les lois fédérales américaines en matière d'impôt sur le revenu et les politiques administratives et législatives de l'Internal Revenue Service et du département du Trésor qui concernent les conséquences fiscales fédérales américaines décrites aux présentes ne seront pas modifiées d'une façon qui porte atteinte aux porteurs des actions ordinaires. Plus particulièrement, un tel changement pourrait accroître le montant d'impôt à payer par Northstar Holdco, réduisant ainsi le montant des distributions que l'émetteur pourrait autrement recevoir et, par conséquent, le montant disponible aux fins de versement de dividendes aux porteurs d'actions ordinaires.

L'émetteur a reçu un avis de Kaye Scholer LLP, et les preneurs fermes ont reçu un avis de Shearman & Sterling LLP, aux fins du fisc fédéral américain, selon lesquels les opérations énoncées aux présentes suivant lesquelles les parts de catégorie A d'Acquisitions sont vendues aux termes de la convention de rachat, lorsque considérées conjointement avec les modalités de la garantie, devrait être traitées comme une opération de financement (une « opération de financement ») conclue avec Northstar Holdco à titre d'emprunteur et l'émetteur à titre de prêteur et (ii) et les versements de dividendes opérés sur les parts de catégorie A d'Acquisitions devraient être traités comme intérêts débiteurs de Northstar Holdco.

Il existe un risque que l'opération de financement soit traitée pour les besoins du fisc fédéral américain à titre de capitaux propres plutôt que de capitaux d'emprunt, auquel cas les intérêts réputés par ailleurs déductibles versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions, seraient traités, de fait, à titre de distributions non déductibles. En outre, même si l'opération de financement est caractérisée comme capitaux d'emprunt, il y a un risque que l'on conclut à un taux d'intérêt supérieur au taux consenti sans lien de dépendance. Dans un tel cas, le montant de l'intérêt excédentaire par rapport à un montant issu de conditions normales du marché serait caractérisé de nouveau à titre de distributions non déductibles. L'incapacité de Northstar Holdco à déduire tout ou partie des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions pourrait accroître substantiellement son revenu imposable et, partant, ses obligations fiscales fédérales américaines. Cela viendrait réduire le revenu après impôts de Northstar Holdco disponible pour distribution. Aucune décision de l'Internal Revenue Service n'a été demandée quant à la question de savoir si l'opération de financement devrait être traitée comme capitaux propres aux fins du fisc fédéral américain.

De façon générale, la disposition 163(j) du Code restreint les déductions d'une société par actions au titre des intérêts versés à des personnes étrangères liées exonérées de l'impôt américain dans des années où : (i) le ratio d'endettement de la société américaine contribuable dépasse 1,5 à 1 (fondé sur l'assiette fiscale des actifs); et (ii) les intérêts débiteurs nets de la société par actions (*c.-à-d.*, l'excédent des intérêts débiteurs par rapport aux intérêts créditeurs) dépassent 50 % du « revenu imposable rajusté ». Le revenu imposable rajusté s'entend de façon générale du revenu imposable de la société par actions avant les intérêts débiteurs nets et l'amortissement. Aux fins de cette disposition 163(j), une société par actions et un créancier de cette société seront de façon générale « liés » si le créancier est propriétaire, directement ou par attribution, de plus de 50 % de la société en fonction du vote ou de la valeur.

Les règles du dépouillement du bénéfice aux termes de la disposition 163(j) du Code ci-dessus pourraient restreindre Northstar Holdco dans sa capacité à déduire des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions. En outre, il ne peut être assuré que les modifications futures apportées aux dispositions fiscales fédérales américaines ne viendront pas par ailleurs restreindre voire éliminer la capacité de Northstar Holdco de demander la déduction, aux fins du fisc fédéral américain, des intérêts réputés versés sous forme de dividendes sur les parts de catégorie A d'Acquisitions. Une autre restriction ou l'élimination de la capacité de Northstar Holdco à demander des déductions au titre des versements d'intérêt réputés sous forme de dividendes sur les parts de catégorie A d'Acquisitions pourrait accroître l'obligation fiscale fédérale américaine de Northstar Holdco, ce qui réduirait le montant des distributions que l'émetteur recevrait par ailleurs et, partant, aurait un effet négatif sur le montant disponible pour verser des dividendes aux porteurs d'actions ordinaires.

Northstar Holdco aura le droit de déduire des montants au titre de l'amortissement de l'écart d'acquisition découlant de sa participation indirecte dans les sociétés en commandite Northstar. Cet écart d'acquisition sera amorti

sur une période de 15 ans aux fins de l'impôt sur les bénéfices fédéral américain. Une fois cette période échue, Northstar Holdco n'aura plus droit à ces déductions. Par conséquent, l'obligation fiscale fédérale américaine de Northstar Holdco pourrait alors augmenter par rapport à celle des exercices antérieurs. Toute augmentation de l'obligation fiscale fédérale américaine de cet ordre pourrait réduire le montant des distributions que l'émetteur pourrait autrement recevoir, réduisant du même coup l'encaisse disponible aux fins de distributions aux porteurs d'actions ordinaires.

Risques liés au refinancement

Aux termes de la convention de rachat, Northstar Holdco est tenue de racheter les parts de catégorie A d'Acquisitions auprès de l'émetteur le jour du douzième anniversaire de la clôture. Une fois le rachat des parts de catégorie A d'Acquisitions effectué par Northstar Holdco, les dividendes versés sur ces parts ne seront plus considérés comme des intérêts débiteurs aux fins de l'impôt sur les bénéfices fédéral américain. Northstar Holdco pourrait avoir l'intention de financer l'obligation au titre du rachat de manière à créer des intérêts débiteurs supplémentaires, mais rien ne garantit que cet objectif sera atteint. De plus, tout refinancement de cet ordre se ferait conformément aux conditions établies à la lumière de la situation financière de Northstar Holdco et de la conjoncture du marché alors en vigueur. Un tel refinancement pourrait se traduire par un intérêt débiteur dont le taux et le montant pourraient différer de manière importante de ceux déduits conformément à la convention de rachat.

Par conséquent, une fois le rachat des parts de catégorie A d'Acquisitions réalisé par Northstar Holdco conformément à la convention de rachat, le montant des déductions d'intérêt auxquelles Northstar Holdco a droit pourraient être bien inférieur à celui des exercices antérieurs et Northstar Holdco pourrait être tenue de payer une somme plus importante au titre de l'impôt sur les bénéfices fédéral américain. Toute augmentation de l'obligation fiscale fédérale américaine découlant du rachat de parts de catégorie A d'Acquisitions pourrait réduire le montant des distributions que l'émetteur aurait autrement reçu, réduisant du même coup l'encaisse disponible aux fins de versements de dividendes aux porteurs d'actions ordinaires.

Les conventions de non-sollicitation et de non-concurrence des médecins commanditaires, de Ventures et d'autres pourraient ne pas être opposables

Northstar et ses filiales bénéficient de diverses clauses de non-concurrence. Aux termes des conventions de sociétés en commandite, les médecins commanditaires des CCA de Northstar concluront des conventions de non-sollicitation et de non-concurrence en faveur de l'émetteur et de Northstar Acquisitions. De plus, aux termes des conventions d'achat de participations de sociétés en commandite, les vendeurs aux termes de ces conventions concluront des ententes semblables.

Aux termes de la convention d'investissement, Ventures conviendra de ne pas concurrencer l'émetteur ni ses filiales dans le secteur des CCA dans l'État du Texas durant cinq années. M. Donald L. Kramer, M.D., conviendra dans son contrat de travail de ne pas rivaliser avec Northstar au cours de son emploi et durant une période prenant fin au dernier de ces événements à se produire, soit le cinquième anniversaire de la date de clôture soit six mois après la cessation de son emploi.

Un tribunal pourrait déterminer que ces stipulations ne sont pas opposables. Si ces arrangements ne sont pas opposables, n'importe laquelle des personnes ci-dessus pourraient être propriétaires et exploitantes d'établissements de chirurgie concurrents dans des marchés où les CCA de Northstar sont situés, ce qui pourrait grandement nuire aux activités des CCA de Northstar. Se reporter aux rubriques « Les sociétés en commandite Northstar – Conventions de société en commandite – Engagement de non-concurrence », « Convention d'investissement et opérations connexes – Convention d'achat de participations de sociétés en commandite – Engagement de non-concurrence » et « Rémunération de la direction – Contrat d'emploi et entente de non-concurrence ».

Conflits d'intérêts

Il pourrait y avoir conflit en raison du fait que M. Donald L. Kramer, M.D., administrateur et chef de la direction de l'émetteur, détiendra une participation de société en commandite d'environ 18 % dans la société en commandite Palladium et est un vendeur aux termes de la convention d'achat de participations de société en commandite qui a trait à la société en commandite Palladium. En outre, certains membres de la direction détiendront collectivement une participation de société en commandite d'environ 2 % dans la société en commandite Palladium. Même si ces

opérations ont été négociées essentiellement sans lien de dépendance, il ne peut être garanti que des parties indépendantes négociant dans des conditions normales de marché en seraient arrivées aux mêmes conditions.

En outre, il existe un conflit à l'égard des centres gérés en raison du fait que M. Kramer est propriétaire d'une participation de 50 % dans River Oaks Pain Management et qu'il est, conjointement avec d'autres membres de la direction, propriétaire exclusif de The Palladium for Surgery – Dallas. Northstar Acquisitions touchera des honoraires de gestion des centres gérés correspondant à 10 % de leurs revenus recouvrés nets et elle possède un droit de premier refus relativement à l'acquisition de The Palladium for Surgery – Dallas.

Mise à exécution de droits contre Ventures

Aux termes de la convention d'investissement et de la convention de prise ferme, Ventures conviendra d'indemniser l'émetteur et les preneurs fermes à l'égard des violations de déclarations faites et de garanties données par Ventures que contiennent ces conventions. La convention d'investissement et la convention de prise ferme renfermeront des déclarations, des garanties et des indemnisations connexes de Ventures portant que le présent prospectus constitue la divulgation complète, véridique et claire de tous les faits importants relatifs à l'émetteur et aux actions ordinaires et ne contient aucune représentation inexacte des faits (au sens de cette expression dans la *Loi sur les valeurs mobilières* (Ontario)). Ventures indemnisera l'émetteur tout comme les preneurs fermes au titre des violations de ses déclarations et de ses garanties données à l'égard du prospectus.

L'obligation globale de Ventures aux termes des déclarations relatives au prospectus et l'indemnisation connexe sera soumise à une franchise de 500 000 $ et sera plafonnée de façon à correspondre à la somme (i) du produit net comptant que touche Ventures à la clôture, plus (ii) les parts de catégorie B d'Acquisitions et les parts de catégorie B de Subco détenues par Ventures à l'occasion. Les principaux actifs vis-à-vis desquels l'émetteur pourra soumettre une réclamation sont formés des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco détenues par Ventures. La valeur des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco augmentera et diminuera au même rythme que la valeur des actions ordinaires. Par conséquent, il ne peut être assuré que l'émetteur effectue une récupération complète auprès de Ventures au titre des violations vis-à-vis des déclarations ou garanties du fait que Ventures.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme, l'émetteur a convenu de vendre 12 087 698 actions ordinaires, et les preneurs fermes ont convenu d'acheter individuellement, à titre de contrepartistes, à la date de clôture, sous réserve des modalités énoncées aux présentes, la totalité des actions ordinaires offertes aux présentes au prix de 12,25 $ CA l'action ordinaire pour un prix global de 148 074 300 $ CA payable en espèces contre livraison des certificats représentant ces actions ordinaires. En contrepartie des services rendus dans le cadre du présent placement, l'émetteur a convenu de verser aux preneurs fermes une rémunération globale de 8 514 272 $ CA, ou 0,704 $ CA l'action ordinaire. Le prix d'offre des actions ordinaires a été déterminé par voie de négociation entre l'émetteur et les preneurs fermes.

Les obligations qui incombent aux preneurs fermes aux termes de la convention de prise ferme sont conditionnelles et ceux-ci peuvent y mettre fin à leur gré selon leur évaluation de l'état des marchés financiers et ceux-ci peuvent également y mettre fin si certains événements précisés surviennent. Toutefois, les preneurs fermes sont tenus individuellement de prendre livraison et de payer pour la totalité des actions ordinaires offertes dans le cadre du présent prospectus si une des actions ordinaires est achetée aux termes de la convention de prise ferme.

Les souscriptions à l'égard des actions ordinaires seront reçues sous réserve du rejet ou de l'attribution en totalité ou en partie et on se réserve le droit de clore les registres de souscription en tout temps sans préavis.

L'émetteur a octroyé aux preneurs fermes une option (l'« option pour attributions excédentaires ») pouvant être levée en totalité ou en partie pour une période de 30 jours à compter de la clôture, visant l'achat d'un maximum de 1 813 154 actions ordinaires supplémentaires selon les mêmes modalités que celles présentées ci-dessus uniquement pour couvrir les attributions excédentaires, le cas échéant, et aux fins de stabilisation du marché.

L'émetteur et Ventures ont convenu d'indemniser les preneurs fermes et les membres respectifs du même groupe qu'eux et leurs administrateurs, membres de la direction et employés respectifs contre certaines responsabilités, y

compris les responsabilités civiles en vertu de la législation sur les valeurs mobilières provinciales canadiennes, ou de contribuer aux paiements que les preneurs fermes peuvent être tenus d'effectuer à cet égard.

La TSX a approuvé sous condition l'inscription à sa cote des actions ordinaires sous le symbole « NHC ». L'inscription est assujettie à l'obligation, pour l'émetteur, de remplir toutes les conditions d'inscription de la TSX au plus tard le 31 juillet 2007, y compris la distribution des actions ordinaires à un nombre minimal d'actionnaires publics.

Aux termes des instructions générales des commissions des valeurs mobilières compétentes, les preneurs fermes ne peuvent, pendant toute la période du placement aux termes du présent prospectus, offrir d'acheter ou acheter des actions ordinaires. La restriction qui précède est assujettie à certaines exceptions, si l'offre ou l'achat n'est pas effectué afin de créer une négociation active réelle ou apparente ou pour augmenter le prix de ces titres. Ces exceptions incluent une offre ou un achat autorisé aux termes des règles et des règlements de la TSX se rapportant à la stabilisation du marché et aux activités de maintien passif du marché, et une offre ou un achat effectué par un client ou pour le compte de celui-ci lorsque l'offre n'a pas été sollicitée au cours de la période du placement. Dans le cadre du présent placement, les preneurs fermes peuvent, sous réserve de ce qui précède et de la loi applicable, effectuer des attributions excédentaires ou des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux supérieurs à ceux qui auraient par ailleurs prévalu sur le marché libre. Si elles sont entreprises, de telles opérations peuvent être interrompues à tout moment.

Avant le placement, il n'existait aucun marché public pour les actions ordinaires.

Les investisseurs éventuels dans les actions ordinaires doivent se familiariser avec l'ensemble des lois et des règlements applicables relatifs à l'offre, à la vente et au transfert des actions ordinaires et se conformer à ceux-ci.

Les preneurs fermes proposent d'offrir au départ les actions ordinaires au prix indiqué à la page couverture du présent prospectus. Une fois que les preneurs fermes auront déployé un effort raisonnable pour vendre la totalité des actions ordinaires offertes dans le cadre du présent prospectus au prix qui y est indiqué, le prix d'offre pourrait être réduit, puis modifié à l'occasion, à un montant ne dépassant pas le prix d'offre initial, et la rémunération des preneurs fermes diminuera d'un montant correspondant à l'écart entre le prix total payé par les acheteurs pour les actions ordinaires et le produit brut payé par les preneurs fermes à l'émetteur.

Les actions ordinaires offertes aux présentes n'ont pas été et ne seront pas inscrites en vertu de la Loi de 1933 ou des lois sur les valeurs mobilières d'un État des États-Unis, sous réserve de certaines exceptions, et ne peuvent être offertes ou vendues ou autrement disposées aux États-Unis. Les preneurs fermes ont convenu de ne pas offrir ni de vendre les actions ordinaires aux États-Unis, sauf dans le cas d'acheteurs institutionnels autorisés (tel que le définit le règlement 144A de la U.S. Securities Act). De plus, pendant une période de 40 jours après la clôture, l'offre ou la vente d'actions ordinaires aux États-Unis par un courtier (qu'il participe ou non à l'offre) pourrait constituer une infraction aux exigences d'enregistrement de la U.S. Securities Act, à moins qu'elle ne soit faite en conformité avec le règlement 144A ou en vertu de toute autre exemption prévue par la U.S. Securities Act.

En outre, Ventures a convenu de ne pas, directement ou indirectement, émettre, vendre, offrir, céder, transférer, grever, octroyer une sûreté, s'engager à vendre, octroyer une option ou un bon de souscription d'achat, effectuer une vente à découvert ou autrement conclure une convention (y compris une convention de monétisation ou d'opérations de couverture ou opérations similaires) au cours de la période commençant à la date des présentes et se terminant deux ans après la date de clôture, qui a pour effet de transférer un ou l'ensemble des avantages économiques de la propriété de ses parts de catégorie B de Subco ou ses parts de catégorie B d'Acquisitions ou annoncer publiquement son intention de le faire, sans avoir obtenu au préalable le consentement écrit de BMO Nesbitt Burns Inc. (pour le compte des preneurs fermes), ce consentement ne pouvant être retenu de façon déraisonnable.

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Goodmans LLP, conseillers juridiques de l'émetteur, et de Borden Ladner Gervais s.r.l., S.E.N.C.R.L., conseillers juridiques des preneurs fermes, le texte qui suit est, en date du présent prospectus, un résumé des principales incidences fiscales fédérales canadiennes généralement applicables à un porteur d'actions ordinaires acquises dans le cadre du présent placement (un « porteur ») qui, aux fins de la Loi de l'impôt et à tout moment pertinent, est résident ou réputé résident du Canada, n'a aucune lien de dépendance avec l'émetteur, et n'est pas

membre du même groupe que l'émetteur, et détient des actions ordinaires à titre d'immobilisations. Les actions ordinaires seront généralement considérées être des immobilisations pour un porteur si le porteur ne détient pas ses actions ordinaires dans le cours de l'exploitation d'activités visant l'achat ou la vente de titres, et n'a pas acquis de telles actions ordinaires dans le cadre d'une ou de plusieurs opérations considérées être une entreprise à caractère commercial. Certains porteurs canadiens dont les actions ordinaires ne peuvent par ailleurs être admissibles à titre d'immobilisations peuvent, dans certaines circonstances, traiter ces actions ordinaires à titre d'immobilisations en effectuant le choix irrévocable prévu par le paragraphe 39(4) de la Loi de l'impôt.

Le présent résumé ne s'applique pas au porteur qui est une « institution financière » (au sens de la Loi de l'impôt aux fins des règles d'évaluation à la valeur du marché) ou une « institution financière déterminée » ou au porteur dont la participation est un « abri fiscal déterminé » (au sens de la Loi de l'impôt). De tels porteurs devraient consulter leurs propres conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur à la date du présent prospectus et l'interprétation des conseillers juridiques des pratiques de cotisation et des politiques d'administration publiées actuelles de l'Agence du revenu du Canada. L'ensemble des propositions précisées visant à modifier la Loi de l'impôt qui ont publiquement été annoncées par le ministre des Finances (Canada) ou en son nom (les « propositions fiscales ») avant la date du présent prospectus sont prises en considération, et on suppose que l'ensemble des propositions fiscales seront adoptées. Rien ne saurait garantir que les propositions fiscales seront adoptées ou qu'elles seront adoptées dans leur forme actuelle. Le présent résumé ne tient pas compte autrement ou n'anticipe pas de modifications à la loi, que ce soit au moyen d'une décision, d'une mesure, ou d'une interprétation de nature législative, judiciaire ou administrative, dans les pratiques de cotisation ou politiques d'administration de l'Agence du revenu du Canada, ni n'aborde ou ne tient compte de la législation fiscale provinciale, territoriale ou étrangère ou des incidences qui peuvent différer de façon significative de celles dont il est question dans le prospectus.

Le présent résumé n'est pas exhaustif quant à toutes les incidences fiscales fédérales canadiennes possibles applicables à un investissement dans les actions ordinaires. Qui plus est, les incidences sur le revenu ou les autres incidences fiscales résultant de l'acquisition, de la détention ou de la disposition d'actions ordinaires dépendront des circonstances particulières du porteur, y compris la province ou les provinces où le porteur réside ou encore où il exploite une entreprise. Le présent résumé est de nature générale seulement et ne constitue pas un avis juridique ou fiscal, ni ne devrait être interprété comme tel, à un acheteur éventuel d'actions ordinaires en particulier. Les investisseurs devraient consulter leurs propres conseillers fiscaux quant aux incidences fiscales d'un investissement dans les actions ordinaires concernant leurs circonstances particulières.

Imposition des dividendes sur les actions ordinaires

Les dividendes reçus ou réputés reçus par un porteur sur les actions ordinaires seront inclus dans le calcul du revenu du porteur aux fins de la Loi de l'impôt. Ces dividendes reçus ou réputés reçus par un porteur qui est un particulier (autre que certaines fiducies) seront assujettis aux règles de majoration et de crédit fiscal pour dividendes généralement applicables en vertu de la Loi de l'impôt à l'égard des dividendes reçus sur les actions de société canadienne imposables. L'émetteur a l'intention de désigner les dividendes qu'il verse à titre de « dividendes admissibles » donnant droit au crédit pour les dividendes améliorés.

Un porteur qui est une société inclura les dividendes reçus ou réputés reçus sur les actions ordinaires dans le calcul de son revenu et aura généralement le droit de déduire le montant de ces dividendes dans le calcul de son revenu imposable. Un porteur qui est une « société privée » ou une « société assujettie » (au sens attribué à ces termes dans la Loi de l'impôt) sera généralement tenu, en vertu de la partie IV de la Loi de l'impôt, de payer un impôt remboursable de 33 ⅓ % des dividendes reçus ou réputés reçus sur les actions ordinaires dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable du porteur.

Disposition des actions ordinaires

Une disposition, ou une disposition réputée, d'une action ordinaire par un porteur donnera généralement lieu à un gain en capital (ou à une perte en capital) correspondant au montant par lequel le produit de disposition, déduction faite des frais raisonnables de disposition, excède (ou est inférieur) au prix de base rajusté pour le porteur d'actions ordinaires. En règle générale, la moitié d'un gain en capital (un « gain en capital imposable ») réalisé par un porteur dans une année d'imposition donnée sera inclus dans le calcul du revenu du porteur pour cette année et la moitié des

pertes en capital (une « perte en capital déductible ») subie par un porteur dans une année d'imposition donnée peut être déduite des gains en capital imposables réalisés par le porteur dans cette année. Les pertes en capital déductibles excédant les gains en capital imposables réalisés dans une année d'imposition donnée peuvent être reportées et déduites pour les trois années d'imposition précédentes ou reportées et déduites dans une année d'imposition ultérieure contre les gains en capital imposables nets réalisés au cours de ces années, sous réserve des dispositions de la Loi de l'impôt et conformément à celles-ci.

Le montant d'une perte en capital subie par un porteur qui est une société sur la disposition d'une action ordinaire peut être réduit par le montant des dividendes reçus ou réputés reçus par ce dernier sur une telle action ordinaire (ou sur une action par laquelle l'action ordinaire a été remplacée) dans la mesure et dans les circonstances prévues par la Loi de l'impôt. Des règles similaires peuvent s'appliquer lorsqu'une société est membre d'une société de personnes ou bénéficiaire d'une fiducie qui est propriétaire d'actions ordinaires, directement ou indirectement par l'intermédiaire d'une société de personnes ou d'une fiducie.

Un porteur qui est une « société privée sous contrôle canadien » (au sens attribué à ce terme dans la Loi de l'impôt) peut être tenu de payer un impôt remboursable supplémentaire de 6⅔ % sur certains revenus de placement, y compris des gains en capital imposables.

Impôt minimum de remplacement

Les particuliers, y compris certaines fiducies, sont assujettis à un impôt minimum de remplacement. En règle générale, les dividendes reçus ou réputés reçus sur les actions ordinaires et sur les gains en capital réalisés au moment de la disposition ou de la disposition réputée d'actions ordinaires peuvent augmenter l'obligation d'un porteur à l'égard de l'impôt minimum de remplacement. Les porteurs devraient consulter leurs propres conseillers concernant l'impôt minimum de remplacement.

LITIGES

L'émetteur et ses filiales peuvent être l'objet de certaines réclamations et poursuites de temps à autre dans le cours de l'exercice de ses activités. La direction n'a connaissance d'aucun litige non réglé, envisagé ou en cours en date des présentes entrepris par Northstar ou ses filiales, Northstar Acquisitions ou ses filiales ou un des CCA de Northstar ou contre ceux-ci.

QUESTIONS D'ORDRE JURIDIQUE

Goodmans LLP, au nom de l'émetteur et Borden Ladner Gervais s.r.l., S.E.N.C.R.L., au nom des preneurs fermes, se prononceront sur certaines questions d'ordre juridique liées aux actions ordinaires offertes aux présentes. Kaye Scholer LLP, au nom de l'émetteur et Shearman & Sterling LLP, au nom des preneurs fermes, se prononceront sur certaines questions d'ordre juridiques liées aux questions d'ordre fiscale fédérale américaine.

En date des présentes, les associés et les salariés de Goodmans LLP, de Borden Ladner Gervais s.r.l., S.E.N.C.R.L., de Kaye Scholer LLP et de Shearman & Sterling LLP, respectivement, ne sont propriétaires, directement ou indirectement, d'aucun titre en circulation de l'émetteur, de Northstar Acquisitions ou des sociétés en commandite Northstar.

VENTES ANTÉRIEURES ET PRINCIPAUX ACTIONNAIRES

Le 16 mars 2007, l'émetteur a émis une action ordinaire à Stewart Feldman moyennant 10,00 $ CA. Cette action ordinaire est actuellement détenue par Donald L. Kramer, M.D., elle sera transférée à Cecil Fleming immédiatement avant la clôture et sera acquise aux fins d'annulation par l'émetteur à la clôture à son prix d'émission.

À la connaissance de l'émetteur, à la clôture, aucune personne ni aucune société ne sera propriétaire véritable, directement ou indirectement, de plus de 10 % des actions ordinaires. Suivant la réalisation du placement, Ventures détiendra l'ensemble des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco.

PROMOTEUR

Ventures est considérée le promoteur de l'émetteur en raison de son initiative dans l'organisation des activités et des affaires internes de l'émetteur.

MEMBRES DE LA DIRECTION ET PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Suivant la réalisation du placement, Ventures sera propriétaire de la totalité des parts de catégorie B d'Acquisitions et des parts de catégorie B de Subco. Se reporter à la rubrique « L'émetteur, Northstar Acquisitions, Northstar Subco et sociétés en commandite Northstar ». À l'heure actuelle, M. Donald L. Kramer, M.D., administrateur et chef de la direction de l'émetteur, et Stewart Feldman (et ses apparentés) sont les seuls propriétaires véritables de Ventures. Concurremment à la clôture, le Dr Kramer devrait acquérir la totalité de la participation de M. Feldman (et ses apparentés) dans Ventures et en deviendra ainsi le seul commanditaire.

M. Donald L. Kramer, M. D., est vendeur dans le cadre de la convention d'achat de participations de société en commandite lié à la société en commandite Palladium et, suivant la clôture, détiendra une participation de société en commandite d'environ 18 % dans la société en commandite Palladium. Le Dr Kramer est également propriétaire d'une participation de 50 % dans The Palladium for Surgery – Dallas Ltd. et d'une participation de 50 % dans River Oaks Pain Management, les centres gérés qui seront gérés par Northstar Acquisitions après la clôture.

D'autres membres de la direction sont des vendeurs aux termes de la convention d'achat de participations de société en commandite qui a trait à la société en commandite Palladium et, après la clôture, détiendront collectivement environ 2 % de la participation de commanditaire dans la société en commandite Palladium ainsi qu'une participation de 50 % dans The Palladium for Surgery – Dallas Ltd.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de l'émetteur sont BDO Dunwoody s.r.l., dont les bureaux principaux sont situés à Toronto, au Canada. L'agent des transferts et agent chargé de la tenue des registres pour les actions ordinaires est Compagnie Trust CIBC Mellon, dont les bureaux principaux sont situés à Toronto, en Ontario.

CONTRATS IMPORTANTS

Les seuls contrats importants que l'émetteur a conclus au cours des deux dernières années, ou qu'il conclura d'ici la clôture du présent placement, autres que dans le cours normal de ses activités, sont les suivants :

(i) la convention de prise ferme dont il est question à la rubrique « Mode de placement »;

(ii) la convention d'investissement dont il est question à la rubrique « Convention d'investissement et opérations connexes »;

(iii) la convention de rachat dont il est question à la rubrique « Northstar Acquisitions – Capital-actions »;

(iv) la convention d'exploitation à l'égard de Northstar Acquisitions dont il est question à la rubrique « Northstar Acquisitions »;

(v) la convention d'exploitation à l'égard de Northstar Subco dont il est question à la rubrique « Northstar Subco »;

(vi) la convention de gestion et de partage des coûts à l'égard de chacune des sociétés en commandite Northstar dont il est question à la rubrique « sociétés en commandite Northstar – Convention de gestion et de partage des coûts »;

(vii) les conventions de société en commandite pour chacune des sociétés en commandite Northstar dont il est question à la rubrique « sociétés en commandite Northstar – Conventions de société en commandite »;

(viii) les conventions d'achat de participations de société en commandite visant chacune des sociétés en commandite Northstar dont il est question à la rubrique « Convention d'investissement et opérations connexes »;

(ix) la facilité de crédit renouvelable décrite à la rubrique « Endettement de Northstar ».

On peut consulter les exemplaires des contrats qui précèdent au siège social de l'émetteur durant les heures normales de bureau au cours de la période de placement des actions ordinaires offertes aux présentes et pour une période de 30 jours par la suite.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces et de certains territoires du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces et territoires, la législation en valeurs mobilières confère également à l'acquéreur le droit de demander la nullité, la révision du prix ou, dans certains territoires, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions devraient être effectuées dans les délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

GLOSSAIRE

Dans le présent prospectus, les termes et expressions suivants ont le sens qui leur est attribué ci-après, sauf indication contraire. Les termes et expressions au singulier comprennent le pluriel et inversement et cette distinction s'applique également aux genres masculin et féminin.

« **actions ordinaires** » s'entend des actions ordinaires de l'émetteur;

« **adhérents de CDS** » s'entend des adhérents du service de dépôt de CDS;

« **BCBCA** » s'entend de la loi intitulée *Business Corporations Act* (Colombie-Britannique);

« **capacité** » s'entend, lorsque ce terme est utilisé à l'égard d'un CCA, de la période de temps durant laquelle un bloc opératoire est occupé ou utilisé, divisée par la période de temps durant laquelle, de l'avis de la direction, le bloc opératoire pourrait être occupé ou utilisé, à savoir, en règle générale, huit heures par jour cinq jours semaine;

« **CCA** » s'entend d'un établissement titulaire d'un permis délivré par le Department of State Health Services de l'État du Texas ou le département de santé de tout autre État des États-Unis l'autorisant, en tant que centre de chirurgie ambulatoire, à effectuer des interventions chirurgicales n'exigeant pas l'hospitalisation du patient pour plus de 24 heures;

« **CCA de Northstar** » s'entend des CCA exploités par les sociétés en commandite Northstar;

« **CCA Kirby** » s'entend du Kirby Surgery Center, le CCA de Northstar qui appartient à la société en commandite Kirby;

« **CCA Palladium** » s'entend du Palladium for Surgery, le CCA de Northstar qui appartient à la société en commandite Palladium;

« **CDS** » s'entend de La Caisse canadienne de dépôt de valeurs limitée;

« **centres gérés** » s'entend des CCA et autres centres de soins de santé qui seront gérés par Northstar Acquisitions, y compris The Palladium for Surgery – Dallas et River Oaks Pain Management;

« **clôture** » s'entend de la clôture du présent placement;

« **CMS** » désigne le Center for Medicare & Medicaid Services;

« **Code** » s'entend du *United States Internal Revenue Code of 1986*, en sa version modifiée;

« **comité d'exploitation** » s'entend, à l'égard de chaque société en commandite Northstar, du comité mis sur pied pour surveiller la gestion des activités commerciales de la société en commandite Northstar en question;

« **conseil d'administration** » s'entend du conseil d'administration de l'émetteur;

« **conseil médical** » s'entend, relativement à chaque société en commandite Northstar, des conseils médicaux des médecins commanditaires qui conserveront certains droits à l'égard des opérations médicales de chaque société en commandite Northstar;

« **convention d'achat de participations de société en commandite** » s'entend, à l'égard de chaque société en commandite Northstar, de la convention en vertu de laquelle Northstar GPco et Northstar LPco acquerront de concert une participation à hauteur de 55 % dans la société en commandite Palladium (à hauteur de 70 % si l'option pour attributions excédentaires est levée intégralement) et une participation à hauteur de 60 % dans la société en commandite Kirby;

« **convention de gestion et de partage des coûts** » a le sens qui lui est attribué à la rubrique « Les sociétés en commandite Northstar – Conventions de gestion et de partage des coûts »;

« **convention de prise ferme** » s'entend de la convention de prise ferme intervenue entre l'émetteur, Ventures et les preneurs fermes en date du 9 mai 2007;

« **convention de rachat** » s'entend de la convention de vente et de rachat intervenue entre Northstar, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar LPco et Northstar GPco telle qu'elle est décrite à la rubrique « Northstar Acquisitions – Capital-actions »;

« **convention de société en commandite Northstar** » s'entend, à l'égard de chaque société en commandite Northstar, la convention de société en commandite devant intervenir entre Northstar GPco, Northstar LPco et les médecins commanditaires de chaque société en commandite Northstar;

« **convention d'investissement** » s'entend de la convention d'investissement intervenue entre l'émetteur, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures, Northstar LPco et Northstar GPco;

« **date de clôture** » s'entend de la date de clôture du présent placement, à savoir le ou vers le 17 mai 2007, ou toute date ultérieure de la façon convenue, mais quoi qu'il en soit pas plus tard que le 20 juin 2007;

« **DHHS** » s'entend du Department of Health and Human Services;

« **émetteur** » s'entend de Northstar Healthcare Inc., une société constituée sous le régime des lois de la province de la Colombie-Britannique;

« **facilité de crédit renouvelable** » a le sens qui lui est attribué à la rubrique « Endettement de Northstar »;

« **garantie** » a le sens qui lui est attribué à la rubrique « Northstar Acquisitions – Capital-actions »;

« **Loi de 1933** » s'entend de la loi des États-Unis intitulée *Securities Act of 1933*, en sa version modifiée;

« **Loi de l'impôt** » s'entend de la *Loi de l'impôt sur le revenu* (Canada) et son règlement d'application, en leurs versions modifiées à l'occasion;

« **médecins commanditaires** » s'entend, à l'égard de chaque société en commandite Northstar, des médecins ou des personnes qui sont, directement ou indirectement, les commanditaires de chacune de ces sociétés en commandite Northstar et qui, après la réalisation du placement, détiendront collectivement une participation de société en commandite à hauteur de 45 % dans la société en commandite Palladium (à hauteur de 30 % si l'option pour attributions excédentaires est levée intégralement) et une participation de société en commandite à hauteur de 40 % dans la société en commandite Kirby. Dans le cas de la société en commandite Palladium, les médecins commanditaires comprennent une équipe de direction qui n'est pas composée de médecins et qui détiendra une participation de société en commandite à hauteur d'environ 2 % dans la société en commandite Palladium. Dans le cas de la société en commandite Kirby, tous les médecins commanditaires sont des chirurgiens qui exercent leur profession au CCA Kirby;

« **Northstar** » s'entend de Northstar Healthcare Inc., une société constituée sous le régime des lois de la province de la Colombie-Britannique;

« **Northstar Acquisitions** » s'entend de Northstar Healthcare Acquisitions, L.L.C., une société à responsabilité limitée du Delaware qui appartient en propriété exclusive à Northstar Holdco et à Ventures;

« **Northstar GPco** » s'entend de Northstar Healthcare General Partner, L.L.C., une société à responsabilité limitée du Delaware et une filiale en propriété exclusive de Northstar Subco, qui exerce les fonctions de commandité pour chaque société en commandite Northstar;

« **Northstar Holdco** » s'entend de Northstar Healthcare Holdings, Inc., une société constituée sous le régime des lois de l'État du Delaware;

« **Northstar LPco** » s'entend de Northstar Healthcare Limited Partner, L.L.C., une société à responsabilité limitée du Delaware et une filiale en propriété exclusive de Northstar Subco, qui exerce les fonctions de commanditaire de chaque société en commandite Northstar;

« **Northstar Subco** » s'entend de Northstar Healthcare Subco, L.L.C., une société à responsabilité limitée du Delaware qui appartient en propriété exclusive à Northstar Acquisitions et à Ventures;

« **option pour attributions excédentaires** » a le sens qui lui est attribué à la rubrique « Mode de placement »;

« **ORL** » s'entend de l'oto-rhino-laryngologie ou la chirurgie propre aux oreilles, au nez et à la gorge;

« **parts de catégorie A d'Acquisitions** » s'entend des parts spéciales de catégorie A représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts de catégorie A de Subco** » s'entend des parts ordinaires de catégorie A représentant une participation à titre de membre dans Northstar Subco;

« **parts de catégorie B d'Acquisitions** » s'entend des parts spéciales de catégorie B représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts de catégorie B de Subco** » s'entend des parts ordinaires de catégorie B représentant une participation à titre de membre dans Northstar Subco;

« **parts ordinaires d'Acquisitions** » s'entend des parts ordinaires représentant des participations à titre de membres dans Northstar Acquisitions;

« **parts privilégiées d'Acquisitions** » s'entend des parts privilégiées représentant des participations à titre de membre dans Northstar Acquisitions;

« **parts privilégiées de Subco** » s'entend des parts privilégiées représentant une participation à titre de membre dans Northstar Subco;

« **PCGR** » s'entend des principes comptables généralement reconnus des États-Unis;

« **PCGR canadiens** » s'entend des principes comptables généralement reconnus du Canada;

« **placement** » s'entend du placement des actions ordinaires visées par le présent prospectus;

« **preneurs fermes** » s'entend de BMO Nesbitt Burns Inc., Marchés mondiaux CIBC Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale inc., La Corporation Canaccord Capital et Wellington West Capital Markets Inc.;

« **prix d'offre** » s'entend du prix de chaque action ordinaire vendue en vertu du présent placement;

« **revenus nets provenant des services fournis aux patients** » s'entend des revenus bruts reçus des patients, moins les provisions pour les rajustements contractuels avec des payeurs tiers, notamment Medicare, Medicaid ou des payeurs privés dans le cadre de régimes de soins gérés;

« **revenus recouvrés nets** » s'entend des paiements réels reçus de payeurs de tierces parties et de patients, déduction faite des remboursements;

« **société en commandite Kirby** » s'entend de Medical Ambulatory Surgical Suites, L.P. (laquelle sera été convertie de Medical Ambulatory Surgical Suites, L.L.P. à la clôture);

« **sociétés en commandite Northstar** » s'entend de la société en commandite Palladium et la société en commandite Kirby;

« **société en commandite Palladium** » désigne The Palladium for Surgery – Houston, Ltd. et, pour les besoins de la divulgation des renseignements financiers contenus dans le présent prospectus, comprend les membres du même groupe que les médecins qui deviendront des médecins commanditaires de la société en commandite Palladium après la clôture, comme il est décrit dans les états financiers de la société en commandite Palladium;

« **statuts constitutifs** » s'entend des statuts constitutifs de l'émetteur, en leur version modifiée;

« **TSX** » s'entend de la Bourse de Toronto;

« **Ventures** » s'entend de Healthcare Ventures, Ltd., une société en commandite formée aux termes des lois de l'État du Texas.

INDEX DES ÉTATS FINANCIERS

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus de l'émetteur en date du 9 mai 2007 relatif au placement des actions ordinaires de l'émetteur par la voie d'un premier appel public à l'épargne. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'implication du vérificateur à l'égard des documents de placement.

Nous consentons à l'utilisation dans le prospectus mentionné ci-dessus, de notre rapport aux administrateurs sur le bilan de Northstar Healthcare Inc. au 16 mars 2007. Notre rapport est daté du 29 mars 2007 (excepté la note 2, datée du 9 mai 2007).

Toronto (Ontario)
Le 9 mai 2007

(signé) BDO DUNWOODY s.r.l.
Comptables agréés,
Comptables publics agréés

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus de l'émetteur en date du 9 mai 2007 relatif au placement des actions ordinaires de l'émetteur par la voie d'un premier appel public à l'épargne. Nous nous sommes conformés aux normes généralement reconnues des États-Unis concernant l'implication du vérificateur à l'égard des documents de placement.

Nous consentons à ce que soient utilisés dans le prospectus susmentionné :

(i) notre rapport daté du 9 avril 2007 au conseil d'administration de The Palladium for Surgery – Houston LLP and Affiliates, sur le bilan combiné au 31 décembre 2006, ainsi que sur les états combinés des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour l'exercice terminé à cette date;

(ii) notre rapport daté du 20 juillet 2006 au conseil d'administration de The Palladium for Surgery – Houston LLP and Affiliates, sur les bilans combinés de The Palladium for Surgery – Houston, LLP and Affiliates au 31 décembre 2005 et 2004, et sur les états combinés des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés à cette date;

(iii) notre rapport daté du 4 avril 2007 aux associés de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center sur les bilans de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center, aux 31 décembre 2006 et 2005 et sur les états des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés les 31 décembre 2006 et 2005; et

(iv) notre rapport daté du 2 février 2007 aux associés de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center sur les bilans de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center, aux 31 décembre 2005 et 2004 et sur les états des résultats d'exploitation, de l'évolution du capital des associés et des flux de trésorerie pour les exercices terminés les 31 décembre 2005 et 2004.

Philadelphie, Pennsylvanie
le 9 mai 2007

(signé) MAYER HOFFMAN MCCANN P.C.
Certified Public Accountants

RAPPORT DES VÉRIFICATEURS

Aux administrateurs de
NORTHSTAR HEALTHCARE INC.

Nous avons vérifié le bilan de Northstar Healthcare Inc. au 16 mars 2007. La responsabilité de ce bilan incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur cet état financier en nous fondant sur notre vérification.

Notre vérification à été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que le bilan est exempt d'innexactitudes importantes. La vérification du bilan comprend le contrôle par sondage des éléments probants à l'appui des montants et des autres éléments d'information fournis dans le bilan. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par des la direction de la Société, ainsi qu'une appréciation de la présentation d'ensemble de l'état financier.

À notre avis, ce bilan donne, à tous les égards importants, une image fidèle de la situation financière de la société au 16 mars 2007, selon les principes comptables généralement reconnus du Canada.

Toronto (Ontario)
Le 29 mars 2007 (excepté la note 2
datée du 9 mai 2007)

(signé) BDO DUNWOODY s.r.l.
Comptables agréés,
Comptables publics agreés

NORTHSTAR HEALTHCARE INC.

BILAN

Au 16 mars 2007

Actif	
Encaisse	10 $
Capitaux propres	
Capital-actions :	
Actions ordinaires (autorisées – illimitées, émise – 1)	10 $
Événement subséquent (note 2)	

Approuvé par le conseil

Par : (signé) DONALD L. KRAMER, M.D.

Par : (signé) CECIL F. FLEMING

Voir les notes complémentaires au bilan

NORTHSTAR HEALTHCARE INC.

NOTES COMPLÉMENTAIRES AU BILAN

Au 16 mars 2007

1. CONSTITUTION

La société a été constituée en société le 16 mars 2007 en vertu des lois de la Colombie-Britannique. La société est autorisée à émettre un nombre illimité d'actions ordinaires. Une action ordinaire a été émise le 16 mars 2007.

2. ÉVÉNEMENT SUBSÉQUENT

En date du 9 mai 2007, la société a déposé un prospectus final pour un premier appel public à l'épargne (le « placement ») de 12 087 698 actions ordinaires de Northstar Healthcare Inc. (« l'émetteur ») dont le produit sera utilisé pour acquérir indirectement la totalité des parts de catégorie A (les parts de catégorie A de Acquisitions) de Northstar Healthcare Acquisitions L.L.C. (Northstar Acquisitions) et la totalité des parts de catégorie A (les parts de catégorie A de Subco) ainsi que la totalité des parts privilégiées (les parts privilégiées de Subco) de Northstar Healthcare Subco, L.L.C. (« Northstar Subco »). À la date de clôture du Placement, Healthcare Ventures Ltd., une société en commandite du Texas (« Ventures »), détiendra toutes les parts de catégorie B (les parts de catégorie B de Subco) de Northstar Subco.

À la date de clôture du placement, Northstar Subco détiendra une participation indirecte de 48,1 % dans la société en commandite Palladium et une participation indirecte de 52,5 % dans la société en commandite Kirby. Healthcare Ventures Ltd., une société en commandite du Texas (« Ventures ») détiendra une participation indirecte de 6,9 % dans la société en commandite Palladium et une participation indirecte de 7,5 % dans la société en commandite Kirby. Le solde des participations dans chaque société en commandite Northstar sera détenu par des chirurgiens œuvrant au centre détenu par la société en commandite et la direction.

L'acquisition sera comptabilisée selon la méthode de l'acquisition. Le prix d'achat de 120 866 (en milliers de $ US) a été affectée de manière préliminaire aux actifs et aux passifs des sociétés en commandite Northstar comme suit :

Actifs nets acquis à leur juste valeur, selon l'affectation préliminaire (en milliers de $ US)	
Actifs court terme, nets des passifs à court terme	13 633 $
Immobilisations corporelles	6 555
Autres actifs à long terme	21
Autres actifs incorporels	6 779
Autres passifs – participation sans droit de contrôle	(17 267)
Participation minoritaire	(8 537)
	1 184
Écart d'acquisition	119 682
	120 866 $

RAPPORT SUR LA COMPILATION SUR LES ÉTATS FINANCIERS PRO FORMA

Aux administrateurs de
NORTHSTAR HEALTHCARE INC.

Nous avons lu le bilan consolidé pro forma non vérifié de Northstar Healthcare Inc. au 31 décembre 2006 et l'état des résultats consolidé pro forma non vérifié de la société pour l'exercice terminé le 31 décembre 2006, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « The Palladium for Surgery – Houston, Ltd. » avec ceux des états financiers vérifiés de The Palladium for Surgery – Houston, Ltd. au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Medical Ambulatory Surgical Suites, L.L.P. » avec ceux des états financiers vérifiés de Medical Ambulatory Surgical Suites, L.L.P. au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté qu'ils concordaient.
3. Nous avons pris des renseignements auprès de certains dirigeants de la société, responsables des questions financières et comptables, au sujet :
   a. du mode de détermination des ajustements pro forma; et
   b. de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières du Canada.

   Ces dirigeants :

   a. nous ont décrit le mode de détermination des ajustements pro forma; et
   b. ont déclaré que les états financiers pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires des diverses commissions des valeurs mobilières du Canada.
4. Nous avons lu les notes afférentes aux états financiers pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.
5. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes « Palladium for Surgery – Houston, Ltd. » « Medical Ambulatory Surgical Suites, L.L.P. » au 31 décembre 2006 et pour l'exercice terminé à cette date, et nous avons constaté que les montants présentés dans les colonnes portant l'en-tête « Données pro forma consolidées » étaient arithmétiquement exacts.

Un état financier pro forma est fondé sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Toronto (Ontario)
Le 9 mai 2007

(Signé) BDO DUNWOODY s.r.l.
Comptables agréés,
Comptables publics agréés

NORTHSTAR HEALTHCARE INC.

BILAN CONSOLIDÉ PRO FORMA

Au 31 décembre 2006

(Non vérifié – voir le rapport sur la compilation)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Ajustements	Note 3	Pro Forma Consolidé
	(En milliers de dollars US)					
ACTIF						
Court terme						
Encaisse	— $	2 216 $	64 $	(1 720) $ 120 866 (120 866)	a,b,c	560 $
Comptes clients – Patients, montant net	—	7 078	6 696	—		13 774
Tranche à court terme des sommes à recevoir d'apparentés	—	258	—	(258)	a	—
Stocks	—	—	280	—		280
Frais payés d'avance et autres actifs à court terme	—	269	75	—		344
	—	9 821	7 115	(1 978)		14 958
Long terme						
Immobilisations corporelles	—	2 211	4 344	—		6 555
Autres actifs incorporels	—	—	—	6 779	c	6 779
Écart d'acquisition	—	—	—	119 682	c	119 682
Autres actifs	—	6	15	—		21
	—	2 217	4 359	126 461		133 036
Total de l'actif	— $	12 038 $	11 474 $	124 483 $		147 994 $
PASSIF						
Court terme						
Comptes fournisseurs	— $	2 658 $	318 $	(2 276) $	a	700 $
Tranche à court terme des obligations en vertu de contrats de location-acquisition	—	91	—	(91)	a	—
Tranche à court terme de la dette à long terme	—	—	1 336	(1 336)	a	—
Sommes à payer à des apparentés	—	195	—	(195)	a	—
Charges à payer et autres montants à court terme	—	1 293	208	(877)	a	625
	—	4 237	1 862	(4 774)		1 325
Tranche à long terme des obligations en vertu de contrats de location-acquisition	—	79	—	(79)	a	—
Dette à long terme	—	—	1 171	(1 171)	a	—
Autres passifs, participations minoritaires	—	—	—	17 267	c	17 267
	—	79	1 171	16 016		17 267
Total du passif	—	4 316	3 034	11 241		18 592
Part des actionnaires sans contrôle	—	—	—	8 537	c	8 537
Capitaux propres						
Avoir des associés	—	7 721	8 440	4 047 (20 209)	a,c	—
Capital-actions	—	—	—	133 545 (12 679)	b	120 866
Total des capitaux propres	—	7 721	8 440	104 704		120 866
Total du passif et des capitaux propres	— $	12 038 $	11 474 $	124 483 $		147 994 $

Au nom du Conseil

Par : (signé) DONALD L. KRAMER, M.D.
Administrateur

Par : (signé) CECIL F. FLEMING
Administrateur

Voir les notes complémentaires aux états financiers pro forma.

NORTHSTAR HEALTHCARE INC.

ÉTAT DES RÉSULTATS CONSOLIDÉ PRO FORMA

Pour l'exercice terminé le 31 décembre 2006

(Non vérifié – voir rapport sur la compilation)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Pro Forma ajustements	Note 3	Pro Forma Consolidé
			(En milliers de dollars US)			
Produits nets tirés des services aux patients	— $	24 623 $	22 399 $	360 $	f	47 382 $
Frais d'exploitation						
Salaires et avantage sociaux	—	1 805	2 184	—		3 989
Médicaments et fournitures	—	1 532	2 544	—		4 076
Frais généraux et administratifs	—	3 952	2 059	(1 871)	f	4 139
Amortissement	—	454	696	357	d	1 507
Frais de gestion montant net	—	1 824	—	(1 824)	f	—
Charge d'intérêts	—	17	217	(234)	e	50
				50		
Frais de gestion	—	—	—	1 910	g	1 910
Retenue d'impôt à la source	—	—	—	1 107	i	1 107
Bénéfice avant les impôts et la participation minoritaire	—	15 039	14 699	866		30 604
Impôts						
Exigibles	—	—	—	140	i	140
Futurs	—	—	—	2 826	i	2 826
Participation minoritaire	—	—	—	13 303	h	13 303
Bénéfice net	— $	15 039 $	14 699 $	(15 403) $		14 336 $
Bénéfice net par action ordinaire						1,19 $

Voir les notes complémentaires aux états financiers pro forma.

NORTHSTAR HEALTHCARE INC.

NOTES COMPLÉMENTAIRES AUX ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA

Au 31 décembre 2006

(Non vérifiées – voir rapport sur la compilation)

(en milliers de dollars US sauf les montants par action)

1) MODE DE PRÉSENTATION :

L'émetteur a été constituée en société en vertu de la *Loi sur les sociétés par actions* de la Colombie-Britannique en 2007 par un placement. L'émetteur émettra à l'intention du public des actions ordinaires pour un produit au comptant de 148 074 dollars CA, dans le cadre du placement. L'émetteur, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures et autres vont conclure une convention de placement, fait à la date du prospectus définitif. En vertu de cette convention de placement, une série de transactions seront effectuées qui permettront à l'émetteur d'acquérir les parts de catégorie A d'Acquisitions et d'acquérir indirectement, par le biais de Northstar Holdco, les parts privilégiées d'Acquisitions et les parts ordinaires d'Acquisitions. Ventures conservera une participation dans Northstar Acquisitions, puisqu'elle détiendra les parts de catégorie B d'Acquisitions.

À la clôture du placement, Northstar Acquisitions détiendra la totalité des parts privilégiées de Subco et la totalité des parts de catégorie A de Subco. Ventures conservera une participation dans Northstar Subco en détenant la totalité des parts de catégorie B de Subco. Voir « L'émetteur, Northstar Acquisitions, Northstar Subco et les sociétés en commandite Northstar ».

Ensuite, Northstar Subco va acquérir, en vertu des conventions d'achat de participation en commandite, une participation indirecte de 55 % dans la société en commandite Palladium (ou de 70 % si l'option de sur-attribution est levée en entier) et une participation indirecte de 60 % dans la société en commandite Kirby. Les médecins associés dans le Palladium Partnership conserveront une participation en commandite de 45 % dans la société en commandite Palladium (ou de 30 % si l'option de sur-attribution est levée en entier) et les médecins associés dans la société en commandite Kirby conserveront une participation en commandite de 40 % dans la société en commandite Kirby.

Le bilan consolidé pro forma a été dressé à partir des bilans vérifiés de chacune des sociétés Northstar pour l'exercice terminé le 31 décembre 2006. Ces états financiers vérifiés paraissent ailleurs dans le présent prospectus.

L'état des résultats consolidé pro forma a été dressé à partir des états des résultats vérifiés de chacune des sociétés Northstar pour l'exercice terminé le 31 décembre 2006. Ces états financiers vérifiés paraissent ailleurs dans le présent prospectus.

Les états financiers consolidés pro forma ont été présentés conformément aux principes comptables généralement reconnus du Canada. Les états financiers vérifiés de chacune des sociétés Northstar ont été dressés conformément aux principes comptables généralement reconnus des États-Unis lesquels sont conformes, à tous les égards importants, aux principes comptables généralement reconnus du Canada.

Les états financiers consolidés pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement constatés si les opérations avaient été conclues aux dates indiquées, et ils ne sont pas nécessairement représentatifs des résultats d'exploitation ou de la situation financière de l'émetteur à l'avenir.

2) L'ACQUISITION :

Northstar prévoit recevoir 120 866 $ en produit net du placement, déduction faite des honoraires que Northstar doit verser aux placeurs et des frais estimatifs de placement que Northstar doit assumer. Le total des frais estimatifs du placement, de 12 679 $, comprend des frais que Northstar est tenu de rembourser aux placeurs.

Northstar utilisera le produit net du placement pour acquérir la totalité des parts de catégorie A de Acquisitions et acquérir indirectement la totalité des parts privilégiées d'Acquisitions et la totalité des parts ordinaires d'Acquisitions. Toutes les parts de catégorie B de Acquisitions seront détenues par Ventures.

À la clôture des opérations, Northstar Acquisitions utilisera une partie du produit de la vente de sa participation pour acquérir la totalité des parts privilégiées de Subco et des parts de catégorie A de Subco.

Northstar Subco va utiliser une partie du produit pour acquérir indirectement une participation de 55 %, y compris la participation, dans la société en commandite Palladium et une participation de 60 %, y compris la participation du commandité, dans la société en commandite Kirby. Le produit net reçu par l'émetteur de l'exercice éventuel de l'option de sur-attribution en entier servira à acquérir une participation additionnelle dans la société en commandite Palladium, ce qui permettra à Northstar Subco de détenir une participation indirecte de 70 % dans la société en commandite Palladium.

3) AJUSTEMENTS PRO FORMA :

a) Conventions d'achat de participations de membre :

Northstar Subco fera l'acquisition de sa participation dans chacune des sociétés Northstar en vertu d'une convention d'achat distincte pour chaque société (collectivement appelées « les conventions d'achat de participations de membre »). En vertu de ces conventions, les vendeurs sont tenus de régler certains passifs dans chacune des sociétés Northstar, y compris la dette à long terme, les sommes à payer à des

(en milliers de dollars US sauf les montants par action)

apparentés et autres charges à payer. Les vendeurs verseront un apport dans le capital des associés en vertu de la convention d'achat. Les actifs et les passifs des sociétés Northstar se présentent comme suit :

Société en commandite Palladium

Encaisse	(1 716)$
Part à court terme des sommes à recevoir d'apparentés	(258)
Créditeurs	2 158
Sommes à payer à des apparentés	195
Charges à payer et autres charges	794
Tranche à long terme des obligations en vertu de contrats de location-acquisition	170
Avoir des associés	(1 342)
	— $

Société en commandite Kirby

Encaisse	(4)$
Créditeurs	118
Part à court terme de la dette à long terme	1 336
Charges à payer et autres charges	83
Tranche à long terme des obligations en vertu de contrats de location-acquisition	1 171
Avoir des associés	(2 705)
	— $

b) Premier appel public à l'épargne :

En vertu du placement, l'émetteur émettra 12 087 698 actions ordinaires pour un produit net de 134 016 dollars CA, après déduction des dépenses estimatives du placement et de la rémunération des preneurs fermes de 14 058 dollars CA.

Le montant équivalent en dollars US du placement, en fonction d'un taux de couverture contractuel de 1,1088 $ CA par dollar américain est le suivant :

Actions ordinaires	133 545 $
Total des dépenses	(12 679)
	120 866 $

c) Acquisition :

L'acquisition sera comptabilisée selon la méthode de l'acquisition. Le prix d'achat net de 120 866 $, en fonction d'une répartition préliminaire des actifs et des passifs des sociétés Northstar au 31 décembre 2006, se présente comme suit :

Actif à court terme moins le passif à court terme (y compris l'encaisse)	13 633 $
Immobilisations corporelles	6 555
Autres actifs à long terme	21
Autres actifs incorporels	6 779
Autres passifs – part des actionnaires sans contrôle	(17 267)
Part des actionnaires sans contrôle	(8 537)
	1 184
	119 682
Écart d'acquisition	120 866 $

Le calcul et l'attribution préliminaire pro forma de l'écart d'acquisition représentant l'excédent du prix d'acquisition sur la valeur comptable des actifs nets acquis au montant de 126 461 $, notamment des actifs incorporels de 6 779 $, et un écart d'acquisition de 119 682 $.

Le calcul et la répartition réels du prix d'achat seront fonction des actifs acquis et des passifs pris en charge à la date réelle de l'acquisition et des autres informations disponibles à cette date. Ainsi, les montants réels de chacun des actifs seront différents des montants pro forma et les écarts pourraient être importants. L'émetteur a convenu d'obtenir l'évaluation d'un tiers pour définir la répartition du prix d'achat.

Les autres passifs – part des actionnaires sans contrôle représentent la juste valeur des parts de catégorie B de Subco, détenues par Ventures dans Northstar Subco.

NORTHSTAR HEALTHCARE INC.

NOTES COMPLÉMENTAIRES AUX ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA – (suite)

Au 31 décembre 2006

(Non vérifiées – voir rapport sur la compilation)

(en milliers de dollars US sauf les montants par action)

d) Amortissement :

Pour comptabiliser l'amortissement des autres actifs incorporels sur 19 ans s'élevant à 357 $.

e) Charge d'intérêt :

La charge d'intérêt de 234 $ a été éliminée.

Ventures fournit à Northstar (Subco) une garantie pour la couverture de change de 5 ans. Un frais exceptionnel au montant de 1 % de la garantie sera payé à la clôture du Placement à Ventures. Le frais exceptionnel est de 50 $.

f) Autres produits (charges) :

Les intérêts et les autres produits liés aux actifs secondaires, les frais de gestion et les autres éléments non récurrents ont été éliminés.

Les montants éliminés se présentent comme suit :

Frais existants en honoraires de gestion (la société en commandite Palladium)	(1 824)
Primes d'assurance (la société en commandite Palladium)	(1 871)

Northstar Acquisitions gagnera des honoraires de gestion du Managed Centers équivalent à 10 % des revenus collectés au montant de 360 $.

g) Distributions aux investisseurs existants :

À la clôture du placement, Ventures détiendra la totalité des parts de catégorie B d'Acquisitions. Chaque part de catégorie B d'Acquisitions donne le droit à Ventures de recevoir des distributions mensuelles en espèces de Northstar Acquisitions, d'un montant égal à un pourcentage déterminé des honoraires de gestion bruts de Northstar Acquisitions (y compris les honoraires de gestion pour des services rendus dans le cadre de la convention de gestion et de partage des coûts et pour les services rendus à d'autres clients de Northstar Acquisitions), payables après toutes les distributions versées aux détenteurs des parts privilégiées d'Acquisitions et des parts de catégorie A d'Acquisitions. Ce pourcentage déterminé sera égal à 12,5 % à la clôture et diminuera si Ventures dispose de ses parts de catégorie B en vertu du droit de négociation.

Une distribution de 1 910 $ représentant des frais de gestion est enregistrée dans les frais d'exploitation.

h) Part des actionnaires sans contrôle :

Elle correspond à 45 % du bénéfice net de la société en commandite Palladium et à 40 % du bénéfice net de la société en commandite Kirby. La part des actionnaires sans contrôle aurait été de 13 303 $ pour l'exercice terminé en 2006.

i) Impôts :

La provision pour impôts a été calculée en tenant compte que les distributions reçues sur les parts de catégorie A de Acquisitions ne sont pas imposables pour l'émetteur car elles proviennent de surplus exempts ou datant d'avant l'acquisition d'une société non résidente contrôlée. Ces déductions seront déductibles à titre d'intérêts pour les fins de l'impôt américain en vertu de l'entente de rachat. De plus, ces distributions feront l'objet d'une retenue d'impôt à la source de 10 % qui ne sera pas récupérable par l'émetteur puisque les distributions ne sont pas incluses dans son revenu.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS FINANCIERS COMBINÉS

Exercice terminé le 31 décembre 2006



Mayer Hoffman McCann P.C.
An Independent CPA Firm
401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux membres du Conseil d'administration,
THE PALLADIUM FOR SURGERY – HOUSTON LLP and Affiliates

Nous avons vérifié le bilan combiné de The Palladium for Surgery – Houston LLP and Affiliates au 31 décembre 2006 ainsi que les états combinés des résultats, de l'avoir des associés et des flux de trésorerie pour l'exercice terminé à cette date. La responsabilité de ces états financiers combinés incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers combinés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent une base raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers combinés donnent, à tous les égards importants, une image fidèle de la situation financière de The Palladium for Surgery – Houston LLP and Affiliates au 31 décembre 2006, ainsi que les résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus des États-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 9 avril 2007

THE PALLADIUM FOR SURGERY - HOUSTON, LLP AND AFFILIATES

BILAN COMBINÉ

Au 31 décembre 2006

ACTIF À COURT TERME	
Encaisse	2 216 374 $
Comptes clients – Patients	7 077 792
Dû par des apparentés	257 992
Frais payés d'avance et autres actifs à court terme	268 577
TOTAL DES ACTIFS À COURT TERME	9 820 735
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement cumulé	2 211 092
AUTRES ACTIFS	6 044
TOTAL DE L'ACTIF	12 037 871 $
PASSIF ET AVOIR DES ASSOCIÉS	
PASSIF À COURT TERME	
Tranche à court terme des obligations en vertu de contrats de location-acquisition	90 959 $
Dû à des apparentés	194 667
Comptes fournisseurs, opérations	2 657 770
Autres charges à payer	1 293 757
TOTAL DU PASSIF À COURT TERME	4 237 153
OBLIGATIONS EN VERTU DE CONTRATS DE LOCATION-ACQUISITION, moins la tranche à court terme	79 228
TOTAL DU PASSIF	4 316 381
AVOIR DES ASSOCIÉS	7 721 490
TOTAL DU PASSIF ET DE L'AVOIR DES ASSOCIÉS	12 037 871 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DES RÉSULTATS

Exercice terminé le 31 décembre 2006

REVENUS	
Revenus nets tirés des services aux patients	24 623 325 $
DÉPENSES	
Frais d'exploitation	9 567 178
Intérêts	16 798
TOTAL DES DÉPENSES	9 583 976
BÉNÉFICE NET	15 039 349 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DE L'AVOIR DES ASSOCIÉS

Exercice terminé le 31 décembre 2006

Solde, au début de l'exercice	7 847 364 $
Bénéfice net	15 039 349
Retrait des associés	(15 165 223)
Solde, à la fin de l'exercice	7 721 490 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY - HOUSTON, LLP AND AFFILIATES

ÉTAT COMBINÉ DES FLUX DE TRÉSORERIE

Exercice terminé le 31 décembre 2006

FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION	
Bénéfice net	15 039 349 $
Ajustements pour concilier le bénéfice net avec les flux de trésorerie nets liés à l'exploitation	
Amortissement	453 628
Hausse de l'actif d'exploitation	
Comptes clients – Patients	(1 938 379)
Frais payés d'avance et autres actifs à court terme	(155 618)
Hausse (baisse) du passif d'exploitation	
Comptes fournisseurs – opérations	(32 248)
Autres charges à payer	1 263 115
FLUX DE TRÉSORERIE NETS LIÉS À L'EXPLOITATION	14 629 847
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS	
Hausse des montants à recevoir d'apparentés	(149 739)
Acquisition d'immobilisations corporelles	(695 419)
FLUX DE TRÉSORERIE NETS LIÉS AUX INVESTISSEMENTS	(845 158)
FLUX DE TRÉSORERIE LIÉS AU FINANCEMENT	
Remboursement des obligations en vertu de contrats de location-acquisition	(79 281)
Hausse des montants dus à des apparentés	151 440
Retraits des associés	(12 999 866)
FLUX DE TRÉSORERIE NETS LIÉS AU FINANCEMENT	(12 927 707)
AUGMENTATION NETTE DE L'ENCAISSE	856 982
ENCAISSE, AU DÉBUT DE L'EXERCICE	1 359 392
ENCAISSE, À LA FIN DE L'EXERCICE	2 216 374 $

Voir les notes afférentes aux états financiers

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

1) Résumé des principales conventions comptables

Nature des activités – The Palladium for Surgery – Houston, LLP and Affiliates (la « Société ») possède et exploite un centre de chirurgie qui offre des soins ambulatoires à Houston, au Texas. Elle mène ses activités par le biais de multiples entités regroupant des sociétés par actions, des sociétés de personnes et des sociétés à responsabilité limitée qui sont liées par des conventions d'usage exclusif.

Méthode de comptabilité – La Société établit le bilan, l'état des résultats et l'état des flux de trésorerie de l'entreprise en utilisant la méthode de comptabilité d'exercice.

Principes de combinaison – Les états financiers combinés regroupent les comptes de deux entités, notamment une société de professionnels associés et une société à responsabilité limitée, en plus de The Palladium for Surgery – Houston, LLP, qui exercent des activités commerciales communes dans le cadre de conventions d'usage exclusif. Les propriétaires de ces deux entités sont sur le point de devenir des associés de la Société. Tous les soldes intersociétés et les opérations importantes entre sociétés ont été éliminés des états financiers combinés.

Utilisation des estimations – Pour préparer les états financiers combinés conformément aux principes comptables généralement reconnus des États-Unis, la direction doit faire des estimations et formuler des hypothèses qui ont des incidences sur les montants inscrits aux postes de l'actif et du passif, sur l'information fournie quant aux actifs et aux passifs éventuels à la date des états financiers combinés, et sur les montants déclarés en revenus et en dépenses durant la période considérée. Les résultats réels pourraient s'écarter de ces estimations.

Revenus nets tirés des services aux patients – Les revenus nets tirés des services aux patients sont déclarés en fonction des revenus nets estimatifs réalisables auprès des patients, des tiers payeurs, et d'autres personnes, pour les services rendus. Le revenu est constaté au moment où le service est fourni au patient.

Rajustements contractuels relatifs à des tierces parties – Des rajustements contractuels relatifs à des tierces parties calculés rétroactivement pour arriver aux revenus réalisables nets sont cumulés sur une base estimative au cours de la période où les services connexes sont rendus. Les revenus tirés des services aux patients sont rajustés en conséquence aux cours des périodes subséquentes en fonction des paiements et des recouvrements finaux.

Comptes clients – Patients – Les comptes clients des patients sont comptabilisés à leur valeur réalisable nette. La Société ne cumule pas les frais d'intérêts ou de financement. Périodiquement, la Société évalue les comptes clients relatifs aux patients en se basant sur l'historique des radiations de comptes et des recouvrements antérieurs et sur les conditions de crédit courantes, puis elle rajuste la valeur réalisable nette en conséquence. Un compte est radié lorsqu'il est déterminé que tous les efforts de recouvrement ont été épuisés. En règle générale, les patients ont droit au crédit sans fournir de garantie.

Impôts sur le revenu – La Société ne comptabilise pas d'impôts sur le revenu; ses revenus sont plutôt inclus dans les déclarations de revenus personnels des associés et imposés selon leur situation fiscale personnelle. Par conséquent, les états financiers combinés ne comprennent pas de provision pour les impôts sur le revenu.

Stocks – Les stocks sont constitués de diverses fournitures médicales et sont évalués au moindre du coût et de la valeur marchande, selon la méthode du premier entré, premier sorti (PEPS). Les stocks sont inclus dans les frais payés d'avance et autres actifs à court terme.

Immobilisations corporelles – Les immobilisations corporelles (biens immobiliers et équipement) sont comptabilisées au coût. L'amortissement est calculé en utilisant les méthodes linéaires sur la durée de vie utile des actifs connexes. Les améliorations locatives sont amorties sur la vie utile estimative de l'actif ou sur la durée du bail, en retenant la période la plus courte.

Aux fins de l'amortissement, les durées de vie utiles estimatives se présentent comme suit :

Actifs	Durée de vie estimative
Matériel téléphonique	7 ans
Matériel informatique	5 ans
Logiciel informatique	3 à 5 ans
Mobilier	7 ans
Équipement médical, y compris l'équipement loué en vertu de contrats de location-acquisition	5 ans
Améliorations locatives	10 ans

Dépenses publicitaires – Les dépenses publicitaires sont imputées aux frais d'exploitation au moment où elles sont engagées. Les dépenses publicitaires se sont chiffrées à 263 $ pour l'exercice terminé le 31 décembre 2006.

Concentration du risque de crédit – À divers moments de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux limites assurées par la FDIC. La Société n'a pas enregistré de pertes sur ces comptes et estime qu'elle ne s'expose pas à des risques de crédit significatifs liés à ces comptes bancaires.

Gestion du risque – La Société est exposée à divers risques de perte liés à des délits civils; au vol, aux dommages ou à la destruction des biens; aux interruption des activités d'exploitation; aux erreurs et omissions; aux blessures et maladies des employés; aux catastrophes nationales; aux fautes professionnelles médicales; aux indemnités d'accident du travail, aux indemnités de soins dentaires ou de maladie; aux pratiques

d'emploi; aux obligations d'indemnisation des administrateurs et des principaux dirigeants; à la responsabilité civile liée à la pollution résultant des déchets médicaux; à la perte des services des principaux utilisateurs du centre de chirurgie offrant des soins ambulatoires; aux modifications réglementaires. Des polices d'assurance sont souscrites pour régler les réclamations éventuelles liées à ces questions, auprès de sociétés d'assurance contre les risques traditionnels et autres (voir la note 8). La direction estime que ces réclamations, si elles se produisaient, seraient réglées pour des sommes inférieures à la couverture d'assurance.

Traitement comptable de certaines distributions – Le bénéfice net susmentionné ne tient pas compte des distributions aux personnes recevant des frais d'établissement dans le cadre de certains contrats d'utilisation avec la Société, exception faite des deux entités mentionnées à la rubrique « Principes de combinaison » ci-dessus.

2) Immobilisations corporelles

Coûts	
Matériel téléphonique	43 185 $
Matériel informatique	43 363
Logiciel informatique	127 281
Mobilier	16 985
Équipement médical, y compris l'équipement loué en vertu de contrats de location-acquisition	1 879 929
Améliorations locatives	1 229 102
Total des coûts	3 339 845
Amortissement cumulé	1 128 753
Montant net des immobilisations corporelles	2 211 092 $

Les frais d'amortissement imputés à l'exploitation pour l'exercice terminé le 31 décembre 2006 se sont élevés à 453 628 $.

3) Obligations en vertu de contrats de location-acquisition

La Société loue divers types d'équipement médical pour des périodes allant jusqu'à cinq ans. Certains contrats de location transfèrent essentiellement les risques de propriété à la Société et sont comptabilisés comme des contrats de location-acquisition.

Le coût total et l'amortissement cumulé des actifs détenus sous contrat de location-acquisition s'élevaient respectivement à 399 229 $ et à 246 192 $ au 31 décembre 2006. L'amortissement des actifs détenus sous contrat de location-acquisition est compris dans les frais d'amortissement et s'élève à 79 846 $ pour l'exercice terminé le 31 décembre 2006.

Le tableau suivant fournit un aperçu des paiements de location annuels minimums futurs liés aux contrats de location-acquisition, ainsi que de la valeur actualisée des paiements de location minimums nets au 31 décembre 2006 :

Exercices terminés le 31 décembre :	
2007	101 469 $
2008	82 282
2009	221
Total des paiements de location minimums	183 972
Moins le montant représentant les intérêts	13 785
Valeur actualisée des paiements de location minimums nets	170 187 $
Tranche à court terme	90 959 $
Tranche à long terme	79 228
	170 187 $

4) Contrats de location-exploitation

En 2004, la Société a loué son immeuble à bureaux et son centre de chirurgie dans le cadre d'un contrat de location-exploitation avec un tiers apparenté (propriété commune). En janvier 2005, ce tiers apparenté a vendu les installations à un tiers non apparenté et la Société a prolongé le bail existant avec le nouveau propriétaire. Le bail prendra fin en novembre 2013.

La Société loue également une gamme d'équipement médical dans le cadre d'un contrat de location-exploitation qui prendra fin en février 2007.

Les paiements de location annuels minimums futurs exigibles en vertu des contrats de location-exploitation non résiliables auxquels il reste plus d'un an à écouler, se présentent comme suit :

Exercices terminés le 31 décembre :	
2007	404 631 $
2008	402 813
2009	414 903
2010	427 353
2011	440 166
Par la suite	880 373
Total	2 970 239 $

Le total des frais de location pour l'exercice terminé le 31 décembre 2006 était de 474 929 $.

5) Opérations entre apparentés

Palladium Management Ltd. est affiliée à la Société, en vertu d'une propriété commune. Il existe une convention de gestion avec Palladium Management Ltd. selon laquelle cette dernière est chargée de la gestion de l'exploitation de la Société et de la prestation des services de comptabilité. Ainsi, Palladium Management Ltd. a perçu des honoraires de gestion de 1 824 230 $ pour l'exercice terminé le 31 décembre 2006.

De plus, la Société a avancé des fonds à des entités apparentées en propriété commune ou leur a emprunté des fonds. Ces avances ne portent en général aucun intérêt et sont exigibles sur demande. Pour l'exercice terminé le 31 décembre 2006, la Société avait des montants à recevoir de 257 992 $ d'entités apparentées, et des montants à payer de 194 667 $ à des entités apparentées.

La Société a versé des primes d'assurance à des compagnies d'assurance affiliées à deux associés et un conjoint. Les frais versés à ces compagnies d'assurance pour l'exercice terminé le 31 décembre 2006 s'élevaient à 1 871 489 $.

Les comptes fournisseurs, opérations, comprennent les obligations envers diverses entités apparentées, qui se chiffraient 225 377 $, ainsi qu'un effet à payer à une entité appartenant en totalité à un associé, d'un montant de 2 165 357 $ au 31 décembre 2006.

6) Régime d'avantages sociaux des employés

La Société a mis sur pied un régime d'épargne-retraite 401(k) pour ses employés. Le régime couvre la presque totalité des employés. En vertu des dispositions de ce régime, les employés peuvent y cotiser jusqu'à 15 % de leur salaire, sous réserve des limites de l'Internal Revenue Code (IRC), plus toutes les cotisations de rattrapage permises par l'IRC. La Société peut également verser des cotisations au régime, jusqu'à concurrence de 4 % du montant cotisé par l'employé. Les cotisations de la Société ont atteint la somme de 28 323 $ pour l'exercice terminé le 31 décembre 2006.

7) Informations relatives aux flux de trésorerie

L'encaisse est constituée des espèces en main et des dépôts à vue dans les établissements financiers.

Voici un sommaire de l'information supplémentaire sur les flux de trésorerie :

Décaissements :	
Intérêts	16 798 $
Activités de financement et d'investissement hors trésorerie :	
Retraits courus des associés	2 165 357 $

8) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (FASB) a publié un document qui donne son interprétation des normes de consolidation des entités à détenteurs de droits variables (la « FIN 46 »). En décembre 2003, le FASB a modifié la FIN 46 pour y apporter des corrections techniques et régler certaines questions liées à la mise en ouvre des normes. La FIN 46 fournit un nouveau cadre qui permettra d'identifier les entités à détenteurs de droits variables (EDDV) et de déterminer le moment où une société doit inclure l'actif, le passif, la part des actionnaires minoritaires et les résultats des activités d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou une autre structure juridique utilisée pour exercer des activités ou détenir des actifs qui (1) n'a pas suffisamment de capitaux propres pour exercer ses activités principales sans un soutien financier subordonné additionnel, (2) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas le pouvoir de prendre des décisions ayant une incidence significative sur les activités de la société ou (3) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'assumer les pertes de l'entreprise ou le droit de recevoir les rendements générés par ses activités.

Selon la FIN 46, une entité à détenteurs de droits variables doit être consolidée si un détenteur ayant un droit financier, contractuel ou de propriété (un détenteur de droits variables) dans une EDDV est obligé d'assumer la plus grande partie du risque de perte résultant des activités de l'EDDV; a le droit de recevoir la plus grande partie des rendements résiduels de l'EDDV (si aucune des parties n'assume la plus grande part des pertes de l'EDDV); ou les deux. Le détenteur de droits variables qui consolide l'EDDV s'appelle le principal bénéficiaire. Lors de la consolidation, le principal bénéficiaire doit d'abord inscrire tous les actifs, les passifs et les parts des actionnaires minoritaires à leur juste valeur et comptabiliser les états de l'EDDV comme si elle était consolidée pour le détenteur de la majorité des droits de vote. La FIN 46 exige également de l'information sur les EDDV que le principal bénéficiaire n'est pas obligé de consolider, mais dans lesquelles il détient un droit variable significatif.

Au 31 décembre 2006, la Société avait des contrats d'assurance dommages auprès de la Nassau Casualty Corporation (« Nassau »), de la Westchester Casualty Corporation (« Westchester ») et de la Tuscany Casualty Corporation (« Tuscany »). Conformément aux dispositions de la FIN 46, ces contrats ont été évalués et il a été déterminé qu'il n'est pas nécessaire de les consolider dans les états financiers combinés de la Société. Tel que mentionné à la note 5, la Société a versé des primes à Nassau, à Westchester et à Tuscany pour s'assurer contre certains risques. Nassau appartient en totalité à un certain associé de la Société; Westchester appartient en totalité à sa conjointe; et Tuscany appartient en totalité à un autre associé et à sa conjointe. Au 31 décembre 2006, Nassau avait un actif de 2 435 767 $, un passif de 867 572 $ et une valeur nette de 1 568 195 $. Au 31 décembre 2006, Westchester avait un actif de 1 990 262 $, un passif de 960 482 $ et une valeur nette de 1 029 780 $. Au 31 décembre de 2006, Tuscany avait un actif de 928 934 $, un passif de 650 049 $, et une valeur nette de 278 885 $. Nassau, Westchester et Tuscany participent avec d'autres sociétés d'assurance non apparentées à un consortium d'assureurs et sont des entreprises autosuffisantes. La Société ne s'expose à aucun risque et à aucune perte dans ses relations avec Nassau, Westchester et Tuscany.

9) Différences entre les principes et pratiques comptables généralement reconnus des États-Unis et du Canada

Les états financier combinés de The Palladium for Surgery – Houston, LLP and Affiliates, ont été préparés en dollars américains et conformément aux principes comptables généralement reconnus des États-Unis d'Amérique. Les principes comptables américains peuvent parfois différer, à divers égards, des principes que la Société devrait observer si elle établissait ses états financiers conformément aux principes comptables généralement reconnus du Canada. Toutefois, ces différences ne sont pas significatives.


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

**RAPPORT DES VÉRIFICATEURS INDÉPENDANTS
SUR LES INFORMATIONS SUPPLÉMENTAIRES**

Aux membres du Conseil d'Administration :
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

Notre rapport sur notre vérification des états financiers combinés de The Palladium For Surgery – Houston, LLP and Affiliates pour l'exercice terminé le 31 décembre 2006 paraît en page 1. Cette vérification a été effectuée afin d'exprimer une opinion sur les états financiers combinés pris dans leur ensemble. L'information contenue dans l'Annexe 1 ci-jointe est présentée uniquement comme analyse supplémentaire et ne fait pas partie des états financiers combinés. Ces informations ont été assujetties aux procédés de vérification effectués lors de la vérification des états financiers combinés. À notre avis, ces informations financières donnent à tous les égards importants, une image fidèle en relation avec les états financiers combinés pris dans leur ensemble.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 9 avril 2007

THE PALLADIUM FOR SURGERY - HOUSTON, LLP AND AFFILIATES

INFORMATIONS SUPPLÉMENTAIRES - ANNEXE 1 - CHARGES D'EXPLOITATION COMBINÉES

Pour l'exercice terminé le 31 décembre 2006

Publicité	263 $
Ordinateur	5 066
Contrat de main d'œuvre	469 193
Amortissement	453 628
Dons	6 771
Cotisations et souscriptions	7 705
Charge de régime d'avantages sociaux	28 323
Loyer d'équipement	91 379
Assurance	2 011 560
Conciergerie	49 340
Frais de laboratoire	4 539
Licences et permis	3 022
Services de conseil de gestion	1 824 230
Frais de repas, représentation et voyage	59 504
Divers	31 262
Frais de bureau	77 218
Service de facturation en ligne	25 375
Dons de plantes aux patients	33 187
Charge de rémunération	146 842
Frais d'affranchissement	7 884
Honoraires professionnels	259 333
Charges reliées aux compétences des médecins	1 108
Recrutement	11 423
Loyer	383 550
Entretien et réparation	163 474
Salaires	1 630 275
Contrat de service	19 757
Fournitures	1 527 637
Taxes	34 204
Téléphone	15 754
Frais de transport	114 759
Services publics	67 075
Coût d'élimination des déchets	2 538
TOTAL DES CHARGES D'EXPLOITATION	9 567 178 $

Se reporter au Rapport des vérificateurs indépendants sur les informations supplémentaires

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS FINANCIERS COMBINÉS

Exercices terminés les 31 décembre 2005 et 2004


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401, Plymouth Road
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux membres du Conseil d'administration,
THE PALLADIUM FOR SURGERY – HOUSTON LLP

Nous avons vérifié les bilans combinés de The Palladium for Surgery – Houston LLP and Affiliates aux 31 décembre 2005 et 2004 ainsi que les états combinés des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent une base raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de The Palladium for Surgery – Houston LLP and Affiliates aux 31 décembre 2005 et 2004, ainsi que les résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus des États-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 20 juillet 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

BILANS COMBINÉS

Aux 31 décembre 2005 et 2004

	2005	2004
ACTIF		
ACTIF À COURT TERME		
Encaisse	1 359 392 $	291 878 $
Comptes clients – Patients	5 139 413	3 076 700
À recevoir d'apparentés	108 253	80 974
Frais payés d'avance et autres actifs à court terme	112 959	14 693
TOTAL ACTIF À COURT TERME	6 720 017	3 464 245
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement cumulé	1 969 301	2 071 126
AUTRES ACTIFS	6 044	6 044
TOTAL DE L'ACTIF	8 695 362 $	5 541 415 $
PASSIF ET AVOIR DES ASSOCIÉS		
PASSIF À COURT TERME		
Ligne de crédit	— $	250 000 $
Effets à payer	—	567 826
Tranche courante des frais de location- acquisition	84 321	81 297
Dû à des apparentés	43 227	593 097
Comptes fournisseurs	524 661	404 081
Autres charges à payer	30 642	18 873
TOTAL PASSIF À COURT TERME	682 851	1 915 174
FRAIS DE LOCATION-ACQUISITION, moins la tranche courante ci-dessus	165 147	243 376
TOTAL DU PASSIF	847 998	2 158 550
AVOIR DES ASSOCIÉS	7 847 364	3 382 865
TOTAL DU PASSIF ET AVOIR DES ASSOCIÉS	8 695 362 $	5 541 415 $

Voir les notes afférentes aux états financiers.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DES RÉSULTATS

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
REVENUS		
Revenus nets tirés des services aux patients	18 343 845 $	9 577 760 $
DÉPENSES		
Frais d'exploitation	6 872 956	3 772 191
Intérêts	45 641	86 513
TOTAL DES DÉPENSES	6 918 597	3 858 704
BÉNÉFICE NET	11 425 248 $	5 719 056 $

Voir les notes afférentes aux états financiers.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DE L'AVOIR DES ASSOCIÉS

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
Solde, au début de l'exercice	3 382 865 $	(63 131)$
Bénéfice net	11 425 248	5 719 056
Retraits des associés	(6 960 749)	(2 273 060)
Solde, à la fin de l'exercice	7 847 364 $	3 382 865 $

Voir les notes afférentes aux états financiers.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ÉTATS COMBINÉS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 décembre 2005 et 2004

	2005	2004
FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION		
Bénéfice net	11 425 248 $	5 719 056 $
Ajustements pour concilier le revenu net avec les flux de trésorerie nets liés à l'exploitation		
Amortissement	382 335	271 771
Baisse (hausse) de l'actif d'exploitation		
Comptes clients – Patients	(2 062 713)	(2 635 642)
Frais payés d'avance et autres actifs à court terme	(98 266)	(6 358)
Autres actifs	—	6 486
Hausse du passif d'exploitation		
Comptes fournisseurs	120 580	392 443
Autres charges à payer	11 769	18 873
FLUX DE TRÉSORERIE NETS LIÉS À L'EXPLOITATION	9 778 953	3 766 629
FLUX DE TRÉSORERIE LIÉS AUX INVESTISSEMENTS		
Hausse des montants à recevoir d'apparentés	(27 279)	(80 974)
Acquisition d'immobilisations corporelles	(280 510)	(620 358)
FLUX DE TRÉSORERIE NETS LIÉS AUX INVESTISSEMENTS	(307 789)	(701 332)
FLUX DE TRÉSORERIE LIÉS AU FINANCEMENT		
Emprunts (remboursements) nets sur la ligne de crédit	(250 000)	250 000
Remboursement des effets à payer	(567 826)	(382 174)
Remboursement des frais de location-acquisition	(75 205)	(63 358)
Baisse des montants dus à des apparentés	(549 870)	(316 099)
Retraits des associés	(6 960 749)	(2 273 060)
FLUX DE TRÉSORERIE NETS LIÉS AU FINANCEMENT	(8 403 650)	(2 784 691)
HAUSSE NETTE DE L'ENCAISSE	1 067 514	280 606
ENCAISSE, AU DÉBUT DE L'EXERCICE	291 878	11 272
ENCAISSE, À LA FIN DE L'EXERCICE	1 359 392 $	291 878 $

Voir les notes afférentes aux états financiers.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

1) Résumé des principales conventions comptables

Nature des activités – The Palladium for Surgery – Houston, LLP and Affiliates (la « Société ») possède et exploite un centre de chirurgie qui offre des soins ambulatoires dans le secteur Galleria de Houston, au Texas. Elle mène ses activités par le biais de ses associés et d'autres personnes qui paient la Société pour utiliser ses suites chirurgicales et ses centres de traitement.

Méthode de comptabilité – La Société a établi le bilan, l'état des résultats et l'état des flux de trésorerie en utilisant la méthode de comptabilité d'exercice.

Principes de combinaison – Les états financiers combinés regroupent les comptes de deux entités, une association professionnelle et une société à responsabilité limitée en plus de The Palladium for Surgery – Houston LLP, lesquelles exercent des activités commerciales communes dans le cadre de conventions d'usage exclusif. Les soldes inter sociétés et les opérations importantes entre les sociétés ont été éliminés.

Utilisation des estimations – Pour préparer les états financiers combinés conformément aux principes comptables généralement reconnus des États-Unis, la direction doit faire des estimations et formuler des hypothèses qui ont des incidences sur les montants inscrits aux postes de l'actif et du passif, sur l'information fournie quant aux actifs et aux passifs éventuels à la date d'établissement des états financiers combinés et sur les montants déclarés aux postes des revenus et des dépenses durant la période considérée. Les résultats réels pourraient s'écarter de ces estimations.

Revenus nets tirés des services aux patients – Les revenus nets tirés des services aux patients sont comptabilisés en fonction des revenus nets estimatifs réalisables auprès des patients, des tiers payeurs, et d'autres personnes, pour les services rendus. Le revenu est constaté au moment où le service est fourni au patient.

Rajustements contractuels relatifs à des tierces parties – Des rajustements contractuels relatifs à des tierces parties calculés rétroactivement pour arriver aux revenus réalisables nets sont cumulés sur une base estimative au cours de la période où les services connexes sont rendus. Les revenus tirés des services aux patients sont rajustés en conséquence aux cours des périodes subséquentes en fonction des paiements et des recouvrements finals.

Comptes clients – Patients – Les comptes clients des patients sont comptabilisés au coût, moins une provision pour pertes. La Société ne cumule pas les frais d'intérêts ou de financement. Périodiquement, la Société évalue les comptes clients relatifs aux patients et établit une provision pour pertes, en se basant sur l'historique des radiations de comptes et des recouvrements et sur les conditions de crédit courantes. Un compte est radié lorsqu'il est déterminé que tous les efforts de recouvrement ont été épuisés. En règle générale, les patients ont droit à du crédit sans fournir de garantie. La provision pour pertes aux 31 décembre 2005 et 2004 se chiffrait à -0- $.

Impôts sur le revenu – La Société ne comptabilise pas d'impôts sur le revenu; ses revenus sont plutôt inclus dans les déclarations de revenus des associés et imposés selon leur situation fiscale personnelle. Par conséquent, les états financiers combinés ne comprennent pas de provision pour les impôts sur le revenu.

Immobilisations corporelles – Les immobilisations corporelles (biens immobiliers et équipement) sont comptabilisées au coût. L'amortissement est calculé en utilisant les méthodes linéaires sur la durée de vie utile des actifs. Les améliorations locatives sont amorties sur la vie utile estimative de l'actif ou sur la durée du bail, en retenant la période la plus courte.

Dépenses publicitaires – Les dépenses publicitaires sont imputées aux frais d'exploitation au moment où elles sont engagées. Les dépenses publicitaires se sont chiffrées à 32 111 $ et à 687 $ pour les exercices terminés le 31 décembre 2005 et 2004, respectivement.

Aux fins de la dépréciation et de l'amortissement, les durées de vie utiles estimatives se présentent comme suit :

Actifs	Durée de vie estimative
Matériel téléphonique	7 ans
Matériel informatique	5 ans
Logiciel informatique	3 à 5 ans
Mobilier	7 ans
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	3 à 5 ans
Améliorations locatives	10 ans

Concentration du risque de crédit – À divers moments de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux limites assurées par la FDIC. La Société n'a pas enregistré de pertes sur de tels comptes et estime qu'elle ne s'expose pas à des risques de crédit significatifs liés à ces comptes bancaires.

Gestion du risque – La Société est exposée à divers risques de perte liés à des délits civils tels que vol, dommages ou destruction d'actifs; interruption des activités d'exploitation; erreurs et omissions; blessures et maladies des employés; catastrophes nationales; faute professionnelle médicale; indemnités d'accident du travail, indemnités de soins dentaires ou de maladie; pratiques d'emploi; obligations d'indemnisation des administrateurs et des principaux dirigeants; responsabilité civile liée à la pollution résultant de la disposition des déchets médicaux; perte des services des principaux utilisateurs du centre de chirurgie offrant des soins ambulatoires; modifications réglementaires. Des polices d'assurance sont souscrites pour régler les réclamations éventuelles, auprès des sociétés d'assurance contre les risques traditionnels et alternatifs (voir la note 7). La direction estime que ces réclamations, si elles se produisaient, seraient réglées pour des sommes inférieures aux sommes assurées.

Traitement comptable de certaines distributions – Le bénéfice net ne tient pas compte des distributions aux personnes recevant des frais d'établissement dans le cadre de certains contrats d'utilisation avec la Société.

2) Immobilisations corporelles

	31 décembre	
	2005	2004
Coûts		
Matériel téléphonique	43 185 $	37 713 $
Matériel informatique	31 558	11 320
Logiciel informatique	75 608	39 149
Mobilier	14 495	5 890
Équipement médical, y compris l'équipement couvert par des contrats de location-acquisition	1 500 861	1 304 154
Améliorations locatives	978 719	965 690
Total des coûts	2 644 426	2 363 916
Amortissement cumulé	675 125	292 790
Montant net des immobilisations corporelles	1 969 301 $	2 071 126 $

Les frais d'amortissement imputés à l'exploitation pour les exercices terminés le 31 décembre se sont élevés à 382 335 $ en 2005 et à 271 771 $ en 2004.

3) Lignes de crédit

La Société a obtenu une ligne de crédit de la Whitney Bank qui lui permettait d'emprunter jusqu'à 500 000 $ et qui portait intérêt au taux préférentiel du prêteur (6 % à la date de règlement, soit le 8 juin 2005). Les intérêts étaient exigibles trimestriellement. Au 31 décembre 2004, les emprunts en cours s'élevaient à 250 000 $. La ligne de crédit était garantie par nantissement de presque tous les actifs commerciaux de la Société. Elle était garantie en outre par un des associés. Le solde dû a été remboursé en entier en juin 2005, et la ligne de crédit a expiré en décembre 2005.

Un des associés de la Société avait également consenti une ligne de crédit non garantie qui lui permettait d'emprunter jusqu'à 1 500 000 $. Il n'y avait pas de solde dû sur cette ligne de crédit aux 31 décembre 2005 et 2004. La ligne de crédit a expiré en décembre 2005.

4) Effets à payer

	31 décembre	
	2005	2004
Emprunt bancaire, remboursable en mensualités de 16 731 $, y compris les intérêts au taux préférentiel de la banque, jusqu'en juillet 2005, avec un paiement de quittance finale de 358 775 $, échu le 29 août 2005. L'emprunt est garanti par nantissement de la presque totalité des actifs de la Société et la garantie personnelle du commandité de la Société. L'emprunt a été remboursé en entier le 8 juin 2005.	— $	434 493 $
Un autre effet à rembourser à un particulier, non garantie, portant intérêt au taux de 6 % par année. L'effet était exigible sur demande et a été remboursé en entier le 8 janvier 2005.	—	133 333
Total des effets à payer	—	567 826
Moins tranche en court	—	567 826
Tranche à rembourser à long terme	— $	— $

5) Obligations en vertu de contrats de location-acquisition

La Société loue divers types d'équipement médical pour des périodes allant jusqu'à cinq ans. Certains contrats de location transfèrent essentiellement tous les risques de propriété à la Société et sont comptabilisés comme des contrats de location-acquisition.

La valeur comptable nette totale des actifs détenus sous contrat de location-acquisition s'élevait respectivement à 232 883 $ et à 312 729 $ aux 31 décembre 2005 et 2004. L'amortissement des actifs détenus sous contrat de location-acquisition est compris dans les frais d'amortissement.

Le tableau suivant fournit un aperçu des paiements de location minimums futurs liés aux contrats de location-acquisition ainsi que de la valeur actualisée des paiements minimum futurs nets au 31 décembre 2005 :

Exercice terminé le 31 décembre :	
2006	101 475 $
2007	95 659
2008	82 282
2009	221
Total des paiements de location minimums	279 637
Moins le montant représentant les intérêts	30 169
Valeur actualisée des paiements de location minimum futurs	249 468
Tranche à court terme des frais de location-acquisition	84 321 $
Tranche à long terme des frais de location-acquisition	165 147
	249 468 $

6) Contrats de location-exploitation

En 2004, la Société a loué son immeuble à bureaux et son centre de chirurgie dans le cadre d'un contrat de location-exploitation avec un tiers apparenté en propriété commune. En janvier 2005, ce tiers apparenté a vendu les installations à un tiers non apparenté et la Société a prolongé le bail existant avec le nouveau propriétaire. Le bail prendra fin en novembre 2013.

La Société loue également une gamme d'équipement médical dans le cadre d'un contrat de location-exploitation qui prendra fin en février 2007. Le total des frais de location liés à l'équipement médical pour l'exercice terminé le 31 décembre s'élevait à 77 567 $ en 2005 et à 50 968 $ en 2004.

Les paiements de location annuels minimums futurs exigibles en vertu des contrats de location-exploitation non résiliables auxquels il reste plus d'un an à écouler se présentent comme suit :

Exercice terminé le 31 décembre :	
2006	433 883 $
2007	404 631
2008	402 813
2009	414 903
2010	427 353
Par la suite	1 320 539
Total	3 404 122 $

Le total des frais de location pour l'exercice terminé le 31 décembre 2005 était de 467 038 $. Le total des frais de location assumé par le tiers apparenté pour l'exercice terminé le 31 décembre 2004 s'élevait à 265 332 $.

7) Transactions avec des apparentés

Palladium Management Ltd. est affiliée à la Société par des actionnaires communs. Il existe une convention de gestion avec Palladium Management Ltd. selon laquelle cette dernière est chargée de la gestion de l'exploitation de la Société et de la prestation des services de comptabilité. Ainsi, Palladium Management Ltd. a perçu des honoraires de gestion de 1 237 161 $ et de 290 434 $ pour services rendus à la Société au cours des exercices terminés le 31 décembre 2005 et 2004, respectivement.

De plus, la Société a avancé des fonds à des entités apparentées ou a emprunté des fonds de ces entités. Ces avances ne portent en général aucun intérêt et sont exigibles sur demande. Au 31 décembre 2004, une tranche de 200 000 $ sur une somme de 593 097 $ portait intérêt au taux préférentiel majoré de 1 % (soit 6 % au 31 décembre 2004). Pour les exercices terminés le 31 décembre 2005 et 2004, la Société avait des comptes clients de 108 253 $ et de 80 974 $ avec des entités apparentés, et des comptes fournisseurs de 43 227 $ et de 593 097 $ avec des entités apparentés.

La Société a versé des primes d'assurance à des compagnies d'assurance affiliées à deux associés et un conjoint. Les frais versés à ces compagnies d'assurance pour les exercices terminés le 31 décembre 2005 et 2004 s'élevaient respectivement à 787 359 $ et à 419 045 $ (voir la note 10).

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS – (suite)

Les comptes fournisseurs-commerce, comprennent les montants dus à diverses entités, qui se chiffraient respectivement à 114 047 $ et à 52 947 $ pour les exercices terminés le 31 décembre 2005 et 2004.

8) Régime d'avantages sociaux des employés

Au cours de l'exercice terminé le 31 décembre 2005, la Société a mis sur pied un régime d'épargne-retraite 401(k) pour ses employés. Le régime s'applique à la presque totalité des employés. En vertu des dispositions de ce régime, les employés peuvent y cotiser jusqu'à 15 % de leur salaire, sous réserve des limites de l'Internal Revenue Code (IRC), plus toutes les cotisations de rattrapage permises par l'IRC. La Société peut verser des cotisations de contrepartie égales à celles de l'employé jusqu'à concurrence de 4 % du montant cotisé par l'employé. Les cotisations de contrepartie de la Société ont atteint la somme de 18 946 $ pour l'exercice terminé le 31 décembre 2005.

9) Informations relatives au flux de trésorerie

L'encaisse est constituée des espèces en caisse et des dépôts à vue dans les établissements financiers.

Voici un sommaire de l'information supplémentaire sur le flux de trésorerie :

	Exercices terminés 31 décembre	
	2005	**2004**
Décaissements :		
Intérêts	53 641 $	78 513 $

10) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (FASB) a publié un document qui fournit son interprétation des normes de consolidation des entités à détenteurs de droits variables (la « FIN 46 »). En décembre 2003, le FASB a modifié la FIN 46 pour y apporter des corrections techniques et régler certaines questions liées à la mise en ouvre des normes. La FIN 46 fournit un nouveau cadre qui permettra d'identifier les entités à détenteurs de droits variables (EDDV) et de déterminer le moment où une société doit inclure l'actif, le passif, la part des actionnaires sans contrôle et les résultats des activités d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou une autre structure juridique utilisée pour exercer des activités ou détenir des actifs qui (1) n'a pas suffisamment de capitaux propres pour exercer ses activités principales sans un soutien financier subordonné additionnel, (2) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas le pouvoir de prendre des décisions ayant une incidence significative sur les activités de la société, (3) compte sur la participation d'un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'assumer les pertes de l'entreprise ou le droit de recevoir les rendements générés par ses activités.

Selon la FIN 46, une entité à détenteurs de droits variables doit être consolidée si un détenteur ayant un droit financier, contractuel ou de propriété (un détenteur de droits variables) dans une EDDV est obligé d'assumer la plus grande partie du risque de perte résultant des activités de l'EDDV; a le droit de recevoir la plus grande partie des rendements résiduels de l'EDDV (si aucune des parties n'assume la plus grande part des pertes de l'EDDV); ou les deux. Le détenteur de droits variables qui consolide l'EDDV s'appelle le principal bénéficiaire. Lors de la consolidation, le principal bénéficiaire doit d'abord inscrire tous les actifs, les passifs et les parts des actionnaires minoritaires à leur juste valeur et comptabiliser les états de l'EDDV comme s'il avait la majorité des droits de vote. La FIN 46 exige également de l'information sur les EDDV que le principal bénéficiaire n'est pas obligé de consolider, mais dans lesquelles il détient un droit variable significatif.

Aux 31 décembre 2005 et 2004, la Société avait des contrats d'assurance dommages auprès de la Nassau Casualty Corporation (« Nassau »), de la Westchester Casualty Corporation (« Westchester ») et de la Tuscany Casualty Corporation (« Tuscany »). Conformément aux dispositions de la FIN 46, ces contrats ont été évalués et il a été déterminé qu'il n'est pas nécessaire de les consolider dans les états financiers de la Société. Tel que mentionné à la note 7, la Société a versé des primes à Nassau, Westchester et Tuscany pour s'assurer contre certains risques. Nassau appartient en totalité à un certain partenaire de la Société; Westchester appartient en totalité à sa conjointe; et Tuscany appartient en totalité à un certain associé et à sa conjointe. Aux 31 décembre 2005 et 2004, Nassau avait des actifs de 1 305 361 $ et de 838 213 $, des passifs de 408 924 et de 215 034 $; et une valeur nette de 896 437 $ et de 623 179 $, respectivement. Aux 31 décembre 2005 et 2004, Westchester avait des actifs de 918 447 $ et de 489 652 $, des passifs de 473 893 $ et 315 536 $, et une valeur nette de 444 554 $ et 174 116 $, respectivement. Au 31 décembre de 2005, Tuscany avait un actif de 499 511 $, un passif de 324 545 $, et une valeur nette de 174 966 $. Nassau, Westchester et Tuscany participent avec d'autres sociétés d'assurance non apparentées à un consortium d'assureurs avec d'autres assureurs et sont des entreprises autosuffisantes. La Société ne s'expose à aucun risque et à aucune perte dans ses relations avec Nassau, Westchester et Tuscany.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS SUR LES INFORMATIONS SUPPLÉMENTAIRES

Aux membres du Conseil d'Administration :
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

Notre rapport sur nos vérifications des états financiers combinés de The Palladium For Surgery – Houston, LLP and Affiliates pour les exercices terminés les 31 décembre 2005 et 2004 paraît en page 1. Ces vérifications sont effectuées afin d'exprimer une opinion sur les états financiers combinés pris dans leur ensemble. L'information contenue dans l'Annexe 1 ci-jointe est présentée uniquement comme analyse supplémentaire et ne fait pas partie des états financiers combinés. Ces informations ont été assujetties aux procédés de vérification effectués lors des vérifications des états financiers combinés. À notre avis, ces informations financières donnent à tous les égards importants, une image fidèle en relation avec les états financiers combinés pris dans leur ensemble.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 20 juillet 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

INFORMATIONS SUPPLÉMENTAIRES – ANNEXE 1 – CHARGES D'EXPLOITATION COMBINÉES

Pour les exercices terminés les 31 décembre 2005 et 2004

	2005	2004
Publicité	32 111 $	687 $
Ordinateur	1 145	5 353
Contrat de main d'œuvre	1 035 135	451 598
Amortissement	382 335	271 771
Dons	9 554	2 206
Cotisations et souscriptions	6 134	8 331
Charge de régime d'avantages sociaux	18 946	—
Loyer d'équipement	77 567	50 968
Assurance	1 021 001	602 520
Conciergerie	27 387	25 994
Frais de laboratoire	1 014	1 316
Licences et permis	6 667	2 864
Services de conseil de gestion	1 237 161	290 434
Frais de repas, représentation et voyage	36 117	6 781
Divers	15 737	5 357
Frais de bureau	63 950	16 818
Service de facturation en ligne	25 370	1 897
Dons de plantes aux patients	22 495	10 648
Charge de rémunération	88 873	68 317
Frais d'affranchissement	8 680	3 080
Honoraires professionnels	227 795	228 441
Charges reliées aux compétences des médecins	3 595	1 497
Recrutement	2 053	1 594
Loyer	467 038	265 332
Entretien et réparation	56 989	15 150
Salaires	1 078 574	696 525
Contrat de service	26 383	8 850
Fournitures	739 341	492 923
Taxes	3 578	3 156
Téléphone	17 279	14 224
Frais de transport	53 618	38 884
Services publics	77 106	177 268
Coût d'élimination des déchets	2 228	1 407
TOTAL DES CHARGES D'EXPLOITATION	6 872 956 $	3 772 191 $

Se reporter au Rapport des vérificateurs indépendants sur les informations supplémentaires

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS FINANCIERS

Exercices terminés les 31 décembre 2006, 2005 et 2004



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux associés de
MEDICAL AMBULATORY SURGICAL SUITES, LLP FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Nous avons vérifié les bilans de Medical Ambulatory Surgical suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2006 et 2005, et les états des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés aux 31 décembre 2006 et 2005. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montant et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent un fondement raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une une image fidèle de la situation financière de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2006 et 2005, ainsi que les résultats de son exploitation et de l'évolution des flux de trésorerie pour les exercices terminés les 31 décembre 2006 et 2005, selon les principes comptables généralement reconnus des Etats-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvanie
Le 4 avril 2007



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401, Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS

Aux associés de
MEDICAL AMBULATORY SURGICAL SUITES, LLP FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Nous avons vérifié les bilans de Medical Ambulatory Surgical suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2005 et 2004, et les états des résultats, de l'avoir des associés et des flux de trésorerie pour les exercices terminés aux 31 décembre 2005 et 2004. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues des États-Unis d'Amérique. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montant et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent un fondement raisonnable à l'expression de notre opinion.

À notre avis, ces états financiers donnent, à tous les égards importants, une une image fidèle de la situation financière de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center aux 31 décembre 2005 et 2004, ainsi que les résultats de son exploitation et de l'évolution des flux de trésorerie pour les exercices terminés les 31 décembre 2005 et 2004, selon les principes comptables généralement reconnus des Etats-Unis d'Amérique.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvanie
Le 2 février 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

BILANS

31 décembre 2006, 2005 et 2004

	2006	2005	2004
ACTIF			
ACTIF À COURT			
Encaisse	63 665 $	293 051 $	541 115 $
Comptes à recevoir de patients	6 695 898	4 284 789	4 070 414
Dû par des apparentés	—	—	31 500
Stocks	280 148	272 822	224 723
Charges payées d'avance	75 334	46 271	17 762
TOTAL DE L'ACTIF À COURT TERME	7 115 045	4 896 933	4 885 514
IMMOBILISATIONS CORPORELLES, au coût, moins l'amortissement	4 344 046	4 727 718	5 343 914
AUTRES ACTIFS	14 747	47 535	46 535
TOTAL DE L'ACTIF	11 473 838 $	9 672 186 $	10 275 963 $
PASSIF ET AVOIR DES ASSOCIÉS			
PASSIF À COURT TERME			
Tranche à court terme de la dette à long terme	1 336 110 $	1 270 000 $	1 270 000 $
Sommes à payer à des apparentés	—	—	6 000
Créditeurs, opérations	318 150	367 091	348 040
Frais courus et autres passifs à court terme	207 988	130 737	95 441
TOTAL DU PASSIF À COURT TERME	1 862 238	1 767 828	1 719 481
DETTE À LONG TERME, déduction faite de la tranche à court terme	1 171 476	2 294 044	4 162 500
TOTAL DU PASSIF	3 033 714	4 061 872	5 881 981
AVOIR DES ASSOCIÉS	8 440 124	5 610 314	4 393 982
TOTAL DU PASSIF ET DE L'AVOIR DES ASSOCIÉS	11 473 838 $	9 672 186 $	10 275 963 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DES RÉSULTATS

Exercices terminés les 31 décembre 2006, 2005 et 2004

	2006	2005	2004
PRODUITS			
Produits nets tirés des services aux patients	22 399 446 $	16 804 461 $	10 742 700 $
CHARGES			
Frais d'exploitation	7 483 073	6 734 917	3 936 241
Intérêts	217 083	240 712	125 417
TOTAL DES CHARGES	7 700 156	6 975 629	4 061 658
BÉNÉFICE NET (PERTE NETTE)	14 699 290 $	9 828 832 $	6 681 042 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DE L'AVOIR DES ASSOCIÉS

Exercices terminés les 31 décembre 2006, 2005 et 2004

	2006	2005	2004
Solde, au début de l'exercice /de la période	5 610 314 $	4 393 982 $	392 940 $
Apports de capital	—	75 000	—
Bénéfice net (perte)	14 699 290	9 828 832	6 681 042
Retraits des associés	(11 869 480)	(8 687 500)	(2 680 000)
Solde, à la fin de l'exercice / de la période	8 440 124 $	5 610 314 $	4 393 982 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

ÉTATS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 décembre 2006, 2005 et 2004

	2006	2005	2004
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION			
Bénéfice net	14 699 290 $	9 828 832 $	6 681 042 $
Redressements pour rapprocher le bénéfice net (perte) aux rentrées nettes provenant des activités d'exploitation			
Amortissement	696 000	599 819	343 063
Gain sur disposition d'immobilisations	—	(3 866)	—
Augmentation des biens d'exploitation			
Comptes à recevoir de patients	(2 411 109)	(214 375)	(4 070 414)
Stocks	(7 326)	(48 099)	(224 723)
Charges payées d'avance	(29 063)	(28 509)	(17 762)
Autres actifs	32 788	(1 000)	(32 787)
Augmentation des passifs d'exploitation			
Créditeurs, opérations	(48 941)	19 051	317 850
Frais courus et autres passifs à court terme	77 251	35 296	25 050
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS D'EXPLOITATION	13 008 890	10 187 149	3 021 319
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT			
Remboursement de sommes à payer (avances) aux apparentés	—	31 500	27 839
Acquisition d'immobilisations corporelles	(98 796)	(257 706)	(5 238 954)
Produits de la disposition de biens et d'équipement	—	277 949	—
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS D'INVESTISSEMENT	(98 796)	51 743	(5 211 115)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT			
Augmentation de la dette à long terme	—	—	9 671 215
Remboursements de la dette à long terme	(1 270 000)	(1 868 456)	(4 338 715)
Avances de sommes (remboursements) à des apparentés	—	(6 000)	6 000
Apport de capital	—	75 000	—
Retraits des associés	(11 869 480)	(8 687 500)	(2 680 000)
FLUX DE TRÉSORERIE NETS LIÉS AUX ACTIVITÉS DE FINANCEMENT	(13 139 480)	(10 486 956)	2 658 500
AUGMENTATION (DIMINUTION) NET DE L'ENCAISSE	(229 386)	(248 064)	468 704
ENCAISSE, AU DÉBUT DE L'EXERCICE / DE LA PÉRIODE	293 051	541 115	72 411
ENCAISSE, À LA FIN DE L'EXERCICE / DE LA PÉRIODE	63 665 $	293 051 $	541 115 $

Voir les notes afférentes aux états financiers

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

1) Sommaire des principales conventions

Nature des activités – Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center (« KSC » ou la « Société ») a été créée le 10 mars 2003, dans l'État du Texas comme société à responsabilité limitée. Les opérations ont officiellement débuté en juin 2004. KSC possède et exploite une clinique de chirurgie ambulatoire dans la communauté (« ASC ») à Houston, au Texas.

Méthode comptable – La société présente sa situation financière, ses résultats d'exploitation et ses flux de trésorerie selon la comptabilité d'exercice.

Utilisation d'estimations – La préparation des états financiers conformément aux principes comptables généralement reconnus des États-Unis exige de la direction qu'elle fasse des estimations et pose des hypothèses qui ont une incidence sur les montants d'actif et de passif déclarés et sur la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que sur les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels pourraient différer de ces estimations.

Produits nets tirés des services aux patients – Les produits tirés des services aux patients sont présentés comme des montants réalisables nets estimatifs à recevoir de patients, de tiers payeurs et attribuables à d'autres tiers pour services rendus. Les produits sont constatés au moment où le service est rendu aux patients.

Rajustements contractuels avec des tiers – Les rajustements contractuels rétroactifs sont constatés de façon estimative durant la période au cours de laquelle les services connexes sont rendus. Les produits nets tirés des services aux patients sont redressés au besoin au cours des périodes futures une fois le règlement et le recouvrement définitifs établis.

Comptes à recevoir de patients – Les comptes à recevoir de patients sont constatés au coût, moins la provision pour pertes. La Société ne comptabilise pas de frais de financement ou d'intérêt. Périodiquement, la Société évalue les montants à recevoir de patients et constitue une provision pour pertes, en fonction des radiations et règlements antérieurs et des conditions de crédits en cours. Un compte est radié lorsqu'on détermine que les efforts de recouvrement sont épuisés. En règle générale, le crédit est accordé aux patients sans garantie. Il n'y avait aucune provision pour pertes aux 31 décembre 2006, 2005 et 2004.

Impôts sur les bénéfices – La Société n'est pas assujettie à l'impôt sur les bénéfices; les gains réalisés sont plutôt inclus dans le revenu des associés et imposés en fonction de leur situation fiscale respective. Les états financiers ne comportent, par conséquent, aucune provision pour les impôts sur les bénéfices.

Stocks – Les stocks sont constitués de diverses fournitures médicales et sont évalués au plus petit du coût ou de la valeur du marché selon la méthode du premier entré, premier sorti (PEPS).

Immobilisations corporelles – Les biens immobiliers et l'équipement sont présentés au coût. L'amortissement est calculé selon la méthode linéaire en fonction de la durée de vie estimative des actifs. Les améliorations locatives sont amorties selon le moins élevé des montants entre la durée de vie utile du bien ou la durée du bail. Les coûts d'entretien et de réparation sont imputés aux activités d'exploitation au moment où ils sont engagés.

Les durées de vie estimatives aux fins de l'amortissement sont les suivantes :

Actifs	Vie utile estimative
Améliorations locatives	15 ans
Mobilier et matériel	5 ans
Matériel de bureau et médical	5 – 10 ans
Ordinateurs et logiciels	3 ans

Frais de publicité – Les frais de publicité sont imputés aux activités d'exploitation lorsqu'ils sont engagés. Ils étaient respectivement de 8 813 $, 494 758 $ et de 473 963 $ pour les exercices terminés les 31 décembre 2006, 2005 et 2004.

Concentration du risque de crédit – Parfois au cours de l'exercice, la Société peut maintenir dans ses comptes bancaires des soldes supérieurs aux plafonds assurés par la Federal Deposit Insurance Corporation (FDIC). La Société n'a subi aucune perte en rapport avec ces comptes et est d'avis qu'elle n'est exposée à aucun risque de crédit élevé relativement à ces comptes.

Gestion du risque – La Société encourre divers risques de pertes pouvant découler entre autres de délits, du vol, de dommages ou de la destruction de ses biens, d'interruption de ses activités, d'erreurs ou d'omissions, de blessures ou de maladies de ses employés, de désastres nationaux, de mauvaises pratiques médicales. Les pertes pourraient être attribuables à des prestations médicales, dentaires ou d'accident versées aux employés, des pratiques d'emploi, des obligations d'indemnisation des administrateurs et principaux directeurs, de la responsabilité au chapitre de la pollution liée à la disposition de déchets médicaux, de la perte de services des principaux utilisateurs du centre de chirurgie ambulatoire et de changements de réglementation. Pour se prémunir contre de possibles réclamations attribuables à ces faits, la société achète des couvertures d'assurance sur les marchés de risques conventionnel et alternatif. La direction est d'avis que ces réclamations, si on prouvait leur bien-fondé, seraient réglées dans les limites de ses couvertures.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS – (suite)

2) Immobilisations corporelles

	31 décembre		
	2006	**2005**	**2004**
Coût			
Améliorations locatives	2 372 181 $	2 366 557 $	2 634 972 $
Mobilier et agencement	248 868	245 460	219 090
Matériel de bureau et médical	3 287 358	2 984 062	2 762 260
Ordinateurs et logiciels	70 909	70 909	70 909
Total	5 979 316	5 666 988	5 687 231
Amortissement cumulé	(1 635 270)	(939 270)	(343 317)
Valeur nette	4 344 046 $	4 727 718 $	5 343 914 $

Les dépenses d'amortissement étaient respectivement de 696 000 $, 599 819 $ et de 343 063 $ pour les exercices terminés les 31 décembre 2006, 2005 et 2004.

3) Dette à long terme

	31 décembre		
	2006	**2005**	**2004**
Billet à terme d'un montant de 6 350 000 $, à payer en versements de capital mensuels de 105 833 $, plus intérêts au taux de base applicable moins la marge applicable. Le taux de base applicable est soit le plus élevé de a) 3 %, b) le taux des fonds fédéraux majoré de 0,50 % ou c) le taux préférentiel tel qu'il figure dans le *Wall Street Journal* (7,75 % au 31 décembre 2005) et la marge applicable est de 0,53 % jusqu'en septembre 2009. La facilité en entier est garantie par la presque totalité des actifs de la Société. Les associés ont personnellement garanti la dette jusqu'en août 2005, au moment où la banque a modifié son billet à terme et supprimer les garanties. La Société a effectué des paiements de capital additionnels sur le billet pour un total de 1 198 456 $ jusqu'au 31 décembre 2005.	2 294 044 $	3 564 044 $	5 432 500 $
Billet à payer au montant de 213 532 $, remboursable en versements mensuels de capital de 6 647 $ plus les intérêts au taux de 7,44 % et échéant en décembre 2009.	213 532	—	—
Total de la dette à long terme	2 507 576	3 564 044	5 432 500
Moins la tranche à court terme	1 336 100	1 270 000	1 270 000
Tranche à long terme	1 171 476 $	2 294 044 $	4 162 500 $

Les échéances annuelles pour la dette à long terme se présentent comme suit :

Exercices terminés les 31 décembre :	
2007	1 336 100 $
2008	1 095 234
2009	76 242
Total	2 507 576 $

4) Marge de crédit

Au cours de septembre 2004, la Société a conclu plusieurs accords de financement avec une banque (ci-après nommé les « accords »). La Société a prolongé une marge de crédit de fonds de roulement de 750 000 $. Cette marge de crédit a expiré en septembre 2005. Seuls des paiements d'intérêts sont dus sur le solde restant à la fin du mois. La Société n'a jamais emprunté de fonds aux termes de cette marge de crédit.

5) Contrats de location-exploitation

La Société loue ses bureaux et sa clinique de chirurgie aux termes d'un contrat de location-exploitation, venant à échéance en juin 2014.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS – (suite)

Les paiements minimums exigibles aux termes du contrat de location-exploitation se lisent comme suit :

Exercices terminés les 31 décembre :	
2007	153 428 $
2008	153 428
2009	153 428
2010	153 428
2011	153 428
Par la suite	385 571
Total	1 150 711 $

En plus de son loyer mensuel, la Société est tenue de payer une part proportionnelle des coûts d'entretien et d'exploitation et des taxes foncières Le total des frais de location pour les exercices terminés les 31 décembre 2006, 2005 et 2004 était de 172 834 $, 162 352 $ et de 102 561 $, respectivement.

6) Opérations entre apparentés

La Société a effectué et reçu des prêts des associés qui ne portent pas intérêt et qui sont payables sur demande. Pour les exercices terminés les 31 décembre 2006, 2005 et 2004, la Société avait des créances à recevoir d'apparentés de 0 $, 0 $ et de 31 500 $, respectivement. Pour les exercices terminés les 31 décembre 2006, 2005 et 2004, la Société avait des créances à payer à des apparentés de 0 $, 0 $ et de 6 000 $, respectivement. De plus, la Société a versé aux associés des jetons de présence de 119 000 $, 98 000 $ et de 40 000 $ en 2006, 2005 et 2004, respectivement. L'associé directeur a reçu un montant de 54 000 $, 75 000 $ et de 0 $ pour l'exécution de ses tâches en 2006, 2005 et 2004, respectivement.

7) Divulgation des flux de trésorerie

L'encaisse est composée de l'argent en caisse et des dépôts à vue auprès d'institutions financières.

Le tableau résume l'information additionnelle sur les flux de trésorerie :

	Exercices terminés les		
	2006	2005	2004
Sorties de fonds :			
Intérêts	217 083 $	240 712 $	125 417 $
Activités d'investissement et de financement hors trésorerie			
Équipement médical acheté	(213 532)	—	—
Note payable assumée	213 532	—	—

8) Entente hors bilan

En janvier 2003, le Financial Accounting Standards Board (« FASB ») a émis l'interprétation No 46 (« FIN 46 ») « *Consolidation of Variable Interest Entities.* » En décembre 2003, le FASB a modifié l'interprétation No 46 pour apporter certaines corrections techniques et régler des questions de mise en application qui ont été soulevées. Le FIN 46 prévoit un nouveau cadre pour identifier les entités à détenteurs de droits variables (EDDV) et déterminer dans quelles circonstances une société doit inclure les actifs, les passifs, les intérêts minoritaires et les résultats d'exploitation d'une EDDV dans ses états financiers. En règle générale, une EDDV est une société par actions, une société de personnes, une société à responsabilité limitée, une fiducie ou toute autre structure juridique servant à mener des activités ou à détenir des actifs; cette entité doit : 1) ne détient pas de fonds en quantité suffisante pour exercer ses principales activités sans recourir à du soutien financier subordonné additionnel, 2) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas la possibilité de prendre des décisions importantes sur ses activités, ou 3) est détenue par un groupe de détenteurs de capitaux propres qui n'ont pas l'obligation d'absorber les pertes ou le droit de recevoir un rendement de ses opérations.

L'interprétation No 46 exige la consolidation d'une EDDV si une partie détenant une participation financière, contractuelle ou autre dans une EDDV (un détenteur de droits variables) est tenue d'absorber la majorité des pertes découlant des activités de la EDDV; reçoit la majeure partie des rendements résiduels de l'EDDV (si aucune partie n'absorbe la majeure partie des pertes de l'EDDV); ou les deux. Un détenteur de droits variables qui consolide une EDDV est appelé principal bénéficiaire. En règle générale, à la consolidation, le principal bénéficiaire doit initialement comptabiliser tous les actifs, les passifs et les participations minoritaires d'une EDDV à la juste valeur et par la suite comptabiliser la EDDV sur une base de consolidation en fonction de la participation majoritaire. L'interprétation No 46 exige également la présentation d'une EDDV qu'un détenteur de droits variables n'est pas tenu de consolider mais dans laquelle il détient des droits variables significatifs. La Société n'avait pas aucune participation dans une entité à détenteurs de droits variables au 31 décembre 2006, 2005 et 2004.

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS – (suite)

9) Différences entre les principes et pratiques comptables généralement reconnus des États-Unis et du Canada

Les états financiers de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center ont été préparés en dollars américains et conformément aux principes comptables généralement reconnus des États-Unis. Ces principes comptables peuvent parfois différer, sous divers rapports, des principes que la Société devrait observer si elle établissait ses états financiers conformément aux principes comptables généralement reconnus du Canada. Ces différences ne sont toutefois pas significatives.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

**RAPPORT DES VÉRIFICATEURS INDÉPENDANTS
SUR LES INFORMATIONS SUPPLÉMENTAIRES**

Aux membres du Conseil d'Administration :
MEDICAL AMBULATORY SURGICAL SUITES, LLP FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Notre rapport sur notre vérification des états financiers combinés de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center pour l'exercice terminé le 31 décembre 2006 paraît en page 1. Cette vérification a été effectuée afin d'exprimer une opinion sur les états financiers combinés pris dans leur ensemble. L'information contenue dans l'Annexe 1 ci-jointe est présentée uniquement comme analyse supplémentaire et ne fait pas partie des états financiers combinés. Ces informations ont été assujetties aux procédés de vérification effectués lors de la vérification des états financiers combinés. À notre avis, ces informations financières donnent à tous les égards importants, une image fidèle en relation avec les états financiers combinés pris dans leur ensemble.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 4 avril 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUR LE NOM DE KIRBY SURGICAL CENTER

INFORMATIONS SUPPLÉMENTAIRES – ANNEXE 1 – CHARGES D'EXPLOITATION
Pour l'exercice terminé le 31 décembre 2006

	2006
Publicité	8 313 $
Frais bancaires	14 038
Contrat de main d'œuvre	251 230
Amortissement	696 000
Dons	50 000
Cotisations et souscriptions	13 911
Assurance	387 336
Licences et permis	8 986
Frais de repas, représentation et voyage	68 689
Divers	20 279
Frais de bureau	260 787
Taxes immobilières	79 907
Frais d'affranchissement	6 222
Honoraires professionnels	303 505
Loyer	172 834
Entretien et réparation	267 401
Salaires	2 022 973
Fournitures	2 543 976
Taxes et avantages	161 019
Téléphone	20 707
Services publics	124 960
TOTAL DES CHARGES D'EXPLOITATION	7 483 073 $

Se reporter au Rapport des vérificateurs indépendants sur les informations supplémentaires



Mayer Hoffman McCann P.C.
An Independent CPA Firm
401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 téléphone
610-862-2500 télécopieur
www.mhm-pc.com

RAPPORT DES VÉRIFICATEURS INDÉPENDANTS SUR LES INFORMATIONS SUPPLÉMENTAIRES

Aux membres du Conseil d'Administration :
MEDICAL AMBULATORY SURGICAL SUITES, LLP FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

Notre rapport sur nos vérifications des états financiers combinés de Medical Ambulatory Surgical Suites, LLP faisant affaire sous le nom de Kirby Surgical Center pour les exercices terminés les 31 décembre 2005 et 2004 paraît en page 1. Ces vérifications sont effectuées afin d'exprimer une opinion sur les états financiers combinés pris dans leur ensemble. L'information contenue dans l'Annexe 1 ci-jointe est présentée uniquement comme analyse supplémentaire et ne fait pas partie des états financiers combinés. Ces informations ont été assujetties aux procédés de vérification effectués lors des vérifications des états financiers combinés. À notre avis, ces informations financières donnent à tous les égards importants, une image fidèle en relation avec les états financiers combinés pris dans leur ensemble.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
Le 2 février 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
FAISANT AFFAIRE SOUS LE NOM DE KIRBY SURGICAL CENTER

INFORMATIONS SUPPLÉMENTAIRES – ANNEXE 1 – CHARGES D'EXPLOITATION

Pour les exercices terminés les 31 décembre 2005 et 2004

	2005	2004
Publicité	494 758 $	473 963 $
Frais bancaires	9 912	2 942
Contrat de main d'œuvre	197 779	151 956
Amortissement	599 819	343 063
Cotisations et souscriptions	7 717	9 077
Assurance	387 390	232 203
Licences et permis	5 071	3 010
Frais de repas, représentation et voyage	47 718	35 526
Divers	7 694	30 329
Frais de bureau	253 120	109 508
Frais d'affranchissement	5 658	2 434
Honoraires professionnels	319 744	142 120
Loyer	162 352	102 561
Entretien et réparation	167 039	89 665
Salaires et avantages	1 810 698	1 019 384
Fournitures	2 018 598	1 027 806
Taxes et avantages	130 328	76 383
Téléphone	18 182	21 088
Services publics	91 340	63 223
TOTAL DES CHARGES D'EXPLOITATION	6 734 917 $	3 936 241 $

Se reporter au Rapport des vérificateurs indépendants sur les informations supplémentaires

ATTESTATION DE L'ÉMETTEUR

Le 9 mai 2007

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts au moyen du présent prospectus, conformément à la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), à la partie 9 de la loi intitulée *Securities Act* (Alberta), à la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario), à la partie 6 de la *Loi sur les valeurs mobilières* (Nouveau-Brunswick), à l'article 63 de la loi intitulée *Securities Act* (Nouvelle-Écosse), à la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard), à la partie XIV de la loi intitulée *Securities Act* (Terre-Neuve-et-Labrador), à la partie 3 de la loi intitulée *Securities Act* (Yukon), à l'article 27 de la loi intitulée *Securities Act* (Territoires du Nord-Ouest) et à l'article 27 de la loi intitulée *Securities Act* (Nunavut) ainsi qu'à leurs règlements d'application respectifs, et ne contient aucune déclaration fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres faisant l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et des règlements d'application.

NORTHSTAR HEALTHCARE INC.

Par : (signé) DONALD L. KRAMER, M.D.
Chef de la direction

Par : (signé) KENNETH J. KLEIN
Chef des services financiers

Au nom du conseil d'administration

Par : (signé) CECIL F. FLEMING
Administrateur

Par : (signé) ROBERT P. KANEE
Administrateur

Le promoteur

HEALTHCARE VENTURES, LTD.,
par HEALTHCARE VENTURES MANAGEMENT CORP.,
son commandité individuel

Par : (signé) STEWART A. FELDMAN
Président du conseil et chef de la direction

Par : (signé) DONALD L. KRAMER, M.D.
Président

ATTESTATION DES PRENEURS FERMES

Le 9 mai 2007

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts au moyen du présent prospectus, conformément à la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), à la partie 9 de la loi intitulée *Securities Act* (Alberta), à la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario), à la partie 6 de la *Loi sur les valeurs mobilières* (Nouveau-Brunswick), à l'article 64 de la loi intitulée *Securities Act* (Nouvelle-Écosse), à la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard), à la partie XIV de la loi intitulée *Securities Act* (Terre-Neuve-et-Labrador), à la partie 3 de la loi intitulée *Securities Act* (Yukon), à l'article 27 de la loi intitulée *Securities Act* (Territoires du Nord-Ouest) et à l'article 27 de la loi intitulée *Securities Act* (Nunavut) ainsi qu'à leurs règlements d'application respectifs, et à notre connaissance, ne contient aucune déclaration fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres faisant l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et des règlements d'application.

BMO NESBITT BURNS INC.

Par : (signé) KENNETH MANGET

MARCHÉS MONDIAUX CIBC INC.

Par : (signé) MARC LETOURNEAU

RBC DOMINION VALEURS MOBILIÈRES INC.

Par : (signé) J. CRAIG DUDRA

FINANCIÈRE BANQUE NATIONALE INC.

Par : (signé) MICHELLE FIEBIG

LA CORPORATION CANACCORD CAPITAL

Par : (signé) RONALD A. RIMER

WELLINGTON WEST CAPITAL MARKETS INC.

Par : (signé) JEFF REYMER




DALLAS
Palladium
Dallas Medical Center
TEXAS
HOUSTON
Humble
Palladium
Galleria
Baytown
Texas Medical Center
Kirby



Northstar Healthcare Inc.



Northstar Healthcare Inc.
Siège social de l'entreprise
4120 Southwest Freeway, bureau 150
Houston, Texas 77027
Téléphone : 713.355.8614
Télécopieur : 713.355.8615

Kirby Surgical Center – Houston
9300 Kirby Dr., bureau 100
Houston, Texas 77054
Teléphone : 832.201.5157
Télécopieur : 832.201.5158

The Palladium for Surgery – Houston
4120 Southwest Freeway, bureau 200
Houston, Texas 77027
Teléphone : 713.355..8600
Télécopieur : 713.355.8069

The Palladium for Surgery – Dallas
5920 Forest Park, bureau 700
Dallas, Texas 75235
Teléphone : 214.350.2400
Télécopieur : 214.352.4862

River Oaks Pain Management – Galleria
4120 Southwest Freeway, bureau 230
Houston, Texas 77027
Téléphone : 713.355.1500
Télécopieur : 713.629.1945

River Oaks Pain Management – Humble
20202 Highway 59 North, bureau 300
Humble, Texas 77338
Téléphone : 281.548.7246
Telécopieur : 281.548.7254

River Oaks Pain Management – Baytown
4721 Garth Road, bureau 100-A
Baytown, Texas 77521
Téléphone : 281.427.1460
Télécopieur : 281.427.1480

Non-Issuer Submission to Jurisdiction
May 10, 2007

ONTARIO SECURITIES COMMISSION FORM 41-501F4

NON-ISSUER FORM OF SUBMISSION TO JURISDICTION AND APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

1. Name of issuer (the "Issuer")

   Northstar Healthcare Inc.

2. Jurisdiction of incorporation of Issuer

   British Columbia

3. Address of principal place of business of Issuer

   250 Yonge Street, Suite 2400, Toronto, Ontario M5B 2M6

4. Description of securities (the "Securities")

   Common Shares

5. Date of prospectus (the "Prospectus") under which the Securities are offered

   May 9, 2007

6. Name of person filing this form (the "Filing Person") and Filing Person's relationship to Issuer

   Healthcare Ventures, Ltd. is a Promoter of the Issuer

7. Jurisdiction of incorporation of Filing Person, if applicable, or jurisdiction of residence of Filing Person

   Texas

8. Address of principal place of business of Filing Person

   c/o Northstar Healthcare Inc.

   4120 Southwest Freeway, Suite 150, Houston, Texas, 77027

9. Name of agent for service of process (the "Agent")

   Goodmans LLP

10. Address for service of process of Agent in Canada (which address may be anywhere in Canada)

    250 Yonge St, Suite 2400, Toronto, Ontario, M5B 2M6

11. The Filing Person designates and appoints the Agent at the address of the Agent stated above as the Filing Person's agent. The Agent may be served with a notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal or other proceeding (the "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and the Filing Person irrevocably waives any right to raise as a defence in a Proceeding an alleged lack of jurisdiction to bring the Proceeding.

12. The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of (i) the courts and administrative tribunals of Ontario and (ii) an administrative proceeding in Ontario, in a Proceeding arising out of, related to or concerning or in any other manner connected with the distribution of the Securities made or purported to be made under the Prospectus.

13. Until six years after completion of the distribution of the Securities made under the prospectus, the Filing Person shall file a new Submission to Jurisdiction and Appointment of Agent for Service of Process in this form at least 30 days before termination, for any reason, of this Submission to Jurisdiction and Appointment of Agent for Service of Process.

14. Until six years after completion of the distribution of the Securities under the prospectus, the Filing Person shall file an amended Submission to Jurisdiction and Appointment of Agent for Service of Process at least 30 days before a change in the name or address of the Agent.

15. This Submission to Jurisdiction and Appointment of Agent for Service of Process shall be governed by and construed in accordance with the laws of Ontario.

Dated: May 9, 2007

HEALTHCARE VENTURES, LTD., by HEALTHCARE VENTURES MANAGEMENT CORP., its sole General Partner

By: *"Stewart A. Feldman"*

Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: President

Agent

The undersigned accepts the appointment as agent for service of process of the Promoter of the Issuer under the terms and conditions of the proceeding Submission to Jurisdiction and Appointment of Agent for Service of Process.

Dated: May 9, 2007

GOODMANS LLP

Per: "*Brad Ross*"
Signature of Agent

Brad Ross, Associate

Print name of person signing and, if the Agent is not an individual, the title of the person

GOODMANS\\5425614.1

ON Form 13-502F1
May 10, 2007

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Northstar Healthcare Inc.

Financial Year Ending used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer's most recent financial year end ______ (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) ______ (ii)

Market value of class or series (i) X (ii) = ______ (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) ______ (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) ______ (C)

(Repeat for each class or series of securities) ______ (D)

Capitalization
(Add market value of all classes and series of securities) (A)+(B)+(C) +(D) = ______

Participation Fee ______
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee	X	Number of entire months remaining in the issuer's fiscal year	= ______
	12		

Late Fee, if applicable ______
(As determined under section 2.5 of the Rule)

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Northstar Healthcare Inc.

Financial Year Ending used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer's most recent financial year end ________ (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) ________ (ii)

Market value of class or series (i) X (ii) = ________ (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) ________ (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) ________ (C)

(Repeat for each class or series of securities) ________ (D)

Capitalization
(Add market value of all classes and series of securities) (A)+(B)+(C) +(D) = ________

Participation Fee ________
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = ________

Late Fee, if applicable ________
(As determined under section 2.5 of the Rule)

GOODMANS\\5443039.1

Undertaking
May 10, 2007

UNDERTAKING

TO: ONTARIO SECURITIES COMMISSION

**RE: Northstar Healthcare Inc.
Offering of Common Shares under Final Prospectus
dated May 9, 2007 (the "Prospectus")**

Northstar Healthcare Inc. (the **"Issuer"**) hereby undertakes to the Ontario Securities Commission to file a copy of all material contracts in respect of the Issuer electronically via SEDAR on or before the closing of the offering of the above-noted securities under the Prospectus, or, where such contracts have not yet been finalized, as soon as such contracts have been entered into. Such material contracts include the following (all capitalized terms used herein have the meanings ascribed to them in the Prospectus):

(i) Investment Agreement;

(ii) Repurchase Agreement;

(iii) operating agreement in respect of Northstar Acquisitions;

(iv) operating agreement in respect of Northstar Subco;

(v) Management and Cost Sharing Agreements in respect of each Northstar Partnership;

(vi) the Partnership Agreements in respect of each Northstar Partnership;

(vii) the Partnership Interests Purchase Agreements in respect of each Northstar Partnership; and

(viii) the Revolver.

DATED this 10th day of May, 2007.

NORTHSTAR HEALTHCARE INC.

By: *"Victor A. Wells"*

Name: Victor A. Wells
Title: Director

Underwriting Agreement
May 10, 2007

UNDERWRITING AGREEMENT

May 9, 2007

Northstar Healthcare Inc.
Northstar Healthcare Holdings, Inc.
Northstar Healthcare Acquisitions, L.L.C.
Northstar Healthcare Subco, L.L.C.
Northstar Healthcare General Partner, L.L.C.
Northstar Healthcare Limited Partner, L.L.C.
Healthcare Ventures, Ltd.

Dear Sirs/Mesdames:

BMO Nesbitt Burns Inc. ("BMONB"), CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Underwriters" and each, an "Underwriter") understand that:

(a) Northstar Healthcare Inc., a corporation incorporated under the Business Corporations Act (British Columbia) (the "Corporation" or the "Issuer"), proposes, subject to the terms and conditions contained herein, to sell to the Underwriters, an aggregate of 12,087,698 common shares in the capital of the Corporation ("Common Shares");

(b) the Corporation proposes, subject to the terms and conditions contained herein, to sell to the Underwriters, an aggregate of up to 1,813,154 Common Shares (the "Additional Securities") if and to the extent that BMONB shall have determined to exercise, on behalf of such Underwriters, the right to purchase such Additional Securities granted to the Underwriters by the Corporation in the following paragraph;

(c) the 12,087,698 Common Shares (the "Initial Securities") and the Additional Securities are hereinafter collectively referred to as the "Offered Securities"; and

(d) the Initial Securities will, at the Closing Time, represent 100 percent of the issued and outstanding Common Shares.

By acceptance of this Agreement, the Corporation grants to the Underwriters a one-time, irrevocable and unassignable right to purchase, severally and not jointly, the Additional Securities from the Corporation on the same terms and conditions as the purchase of the Initial Securities. If BMONB, on behalf of the Underwriters, elects to exercise such right, BMONB shall notify the Corporation in writing not later than 30 days after the Closing Date, which notice shall specify the number of Additional Securities to be purchased by the Underwriters and the date on which such Additional Securities are to be purchased. Such date may be the same as the Closing Date but not earlier than the Closing Date nor later than five Business Days after the date of such notice. Additional Securities may be purchased solely for the purpose of covering over-allotments made in connection with the offering of the Initial Securities. If any Additional Securities are purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Securities (subject to such adjustments to eliminate fractional shares as BMONB may determine) equal to the total number of Additional Securities to be purchased multiplied by the percentage set out in the Section 20.1 opposite the name of such Underwriter.

Based upon the foregoing, and upon and subject to the terms and conditions set out below, the Underwriters severally, and not jointly and severally, offer to purchase from the Corporation at the Closing Time, and the Corporation hereby agrees to sell to the Underwriters, all but not less than all of the

Initial Securities at a price of $12.25 per Initial Security, being an aggregate purchase price of $148,074,300 (the "Purchase Price").

TERMS AND CONDITIONS

1. Definitions and Interpretation

1.1 Where used in this Agreement, or in any amendment to this Agreement, the following terms will have the following meanings, respectively, and any capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to those terms in the Final Prospectus (as defined below):

(a) "affiliate" or "associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Ontario);

(b) "business day" means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

(c) "Closing" means the completion of the transactions contemplated herein;

(d) "Closing Date" means May 17, 2007 or any earlier or later date as may be agreed to in writing by the Corporation, Ventures, and the Underwriters, each acting reasonably, but will in any event not be later than June 20, 2007;

(e) "Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Corporation, Ventures and the Underwriters;

(f) "Corporation Auditors" means BDO Dunwoody LLP;

(g) "Corporation Financial Statements" means the financial statements of the Corporation included in the Final Prospectus, together with the reports of the Corporation Auditors on those financial statements as at and for the periods included in the Final Prospectus and including the notes with respect thereto;

(h) "Directors" means, (i) in the case of the Issuer, the directors of the Issuer, (ii) in the case of a limited liability corporation, the members of the board of managers of such corporation, and (iii) in the case of partnerships, the individuals who collectively have the authority to bind such partnerships in respect of the transactions contemplated by the Final Prospectus and by this Agreement;

(i) "distribution" means distribution or distribution to the public, as the case may be, for the purposes of the Securities Laws or any of them;

(j) "Equity Holders" means, (i) in respect of a corporation, its shareholders, (ii) in respect of a limited liability corporation, its members, and (iii) in respect of a partnership, its partners, and (iv) in respect of any other Person, all Persons holding a direct or indirect beneficial interest in such Person;

(k) "Final MRRS Decision Document" means a receipt for the Final Prospectus issued in accordance with the MRRS;

(l) "Final Prospectus" means the (final) prospectus of the Corporation to be dated May 9, 2007 relating to the distribution of the Offered Securities under applicable Securities Laws in the Qualifying Jurisdictions;

(m) "Health Care Laws" means those statutes, rules and regulations, judgments, decrees or orders which are generally applicable to ambulatory surgery centres operating in the United States as described in the section of the Final Prospectus captioned "Government Regulation";

(n) "Hedging Agreements" means the agreement entered into on, prior to or after the Closing Date between the Corporation and Bank of Montreal or one of its affiliates in respect of the hedging arrangements described in the Final Prospectus;

(o) "Indemnity Agreement" means the indemnity in favour of the Underwriters from Donald L. Kramer and Stewart A. Feldman with respect to the representation and warranty contained in section 11.4(ee);

(p) "Investment Agreement" means the investment agreement to be entered into as of the date hereof among the Corporation, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Nothstar GPCo, Northstar LPCo and Ventures, pursuant to which, among other things, the parties thereto will agree to complete the transactions described in the Final Prospectus under the caption "Investment Agreement and Related Transactions";

(q) "Issuer Entities" means collectively each of the Subsidiaries of the Corporation other than the Northstar Partnerships;

(r) "Kirby Financial Statements" means the financial statements of the Kirby Partnership included in the Final Prospectus, together with the reports of the Partnership Auditors on those financial statements as at and for the year ended December 31, 2006 and including the notes with respect thereto;

(s) "Kirby Partnership" means the Medical Ambulatory Surgical Suites, L.P. (which will have been converted from Medical Ambulatory Surgical Suites, L.L.P. on Closing);

(t) "Material Agreements" means collectively, this Agreement, the Investment Agreement, the Repurchase Agreement, the Operating Agreements, the Management and Cost Sharing Agreements, the Management Contracts, the Partnership Agreements, the Partnership Interests Purchase Agreements, the Revolver and the Indemnity Agreement;

(u) "material change" means a material change for the purpose of Securities Laws;

(v) "material fact" means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Securities;

(w) "Management Contracts" means the management contracts with respect to the Managed Centres as described in the Final Prospectus under the caption "Business of Northstar – Description of the Managed Centres";

(x) "Management and Cost Sharing Agreements" means the management and cost sharing agreements in respect of each Northstar Partnership referred to in the Final Prospectus under the caption "Northstar Partnerships – Management and Cost Sharing Agreements";

(y) "misrepresentation" means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(z) "MRRS" means the mutual reliance review system procedures provided for under National Policy 43-201, *Mutual Reliance Review System for Prospectuses and Annual Information Forms* among the securities commissions and other securities regulatory authorities in the Qualifying Jurisdictions;

(aa) "Northstar Acquisitions" means Northstar Healthcare Acquisitions, L.L.C., a Delaware limited liability company;

(bb) "Northstar GPCo" means Northstar Healthcare General Partner, L.L.C., a Delaware limited liability company;

(cc) "Northstar Holdco" means Northstar Healthcare Holdings, Inc., a corporation incorporated under the State of Delaware;

(dd) "Northstar LPCo" means Northstar Healthcare Limited Partner, L.L.C., a Delaware Limited Liability Company;

(ee) "Northstar Partnerships" means the Palladium Partnership and the Kirby Partnership;

(ff) "Northstar Subco" means Northstar Healthcare Subco, L.L.C., a Delaware limited liability;

(gg) "Offering" means the distribution of the Offered Securities as contemplated in the Final Prospectus;

(hh) "Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplemental Material;

(ii) "OSC" means the Ontario Securities Commission;

(jj) "Operating Agreements" means the operating agreements to be entered into in respect of each of Northstar Acquisitions, Northstar Subco, Northstar GPCo and Northstar LPCo;

(kk) "Option Closing Date" means the date on which the Additional Securities are to be purchased;

(ll) "Option Closing Time" means 8:00 a.m. (Toronto time) on the Option Closing Date, or another time on the Option Closing Date as may be agreed to by the Corporation, Ventures and the Underwriters;

(mm) "Palladium Financial Statements" means the financial statements of the Palladium Partnership included in the Final Prospectus, together with the reports of the Partnership Auditors on those financial statements as at and for the year ended December 31, 2006 and including the notes with respect thereto;

(nn) "Palladium Partnership" means The Palladium for Surgery – Houston, Ltd.;

(oo) "Partnership Agreements" means in respect of each Northstar Partnership, the amended and restated partnership agreement to be entered into at or prior to the Closing Time as

described in the Final Prospectus under the caption "Northstar Partnerships – Partnership Agreements";

(pp) "Partnership Auditors" means Mayer Hoffman McCann P.C.;

(qq) "Partnership Interests" means the interests of the Equity Holders in the Northstar Partnerships in the amount as set out in the schedules to the Investment Agreement;

(rr) "Partnership Interests Purchase Agreements" means the partnership interests purchase agreements, as amended, in respect of each Northstar Partnership referred to in the Final Prospectus under the caption "Investment Agreement and Related Transactions – Partnership Interests Purchase Agreements";

(ss) "Person" means any individual, partnership, limited partnership, limited liability partnership, limited liability corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(tt) "Preliminary Prospectus" means the preliminary prospectus of the Corporation dated March 30, 2007 as amended by an amended and restated preliminary prospectus dated April 23, 2007 relating to the qualification for distribution of the Offered Securities under applicable Securities Laws in the Qualifying Jurisdictions;

(uu) "Qualifying Jurisdictions" means all of the provinces and territories of Canada and "Qualifying Jurisdiction" means any one province or territory of Canada;

(vv) "Repurchase Agreement" means the repurchase agreement referred to in the Final Prospectus under the caption "Northstar Acquisitions – Share Capital";

(ww) "Revolver" means the credit facility described in the Final Prospectus under the caption "Indebtedness of Northstar";

(xx) "SEC" means the United States Securities and Exchange Commission;

(yy) "Securities Commission" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

(zz) "Securities Laws" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the Canadian securities administrators;

(aaa) "SEDAR" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval established pursuant to National Instrument 13-101, *System for Electronic Document Analysis and Retrieval (SEDAR)*;

(bbb) "Senior Officer" means Dr. Donald L. Kramer and Kenneth J. Klein, in the case of the Corporation; Dr. Donald L. Kramer, Kenneth J. Klein, Brad Kovnat, Stephanie Victorian and Jason Fisher, in the case of each Subsidiary of the Corporation; and means Dr. Donald L. Kramer, in the case of Ventures;

(ccc) "Standard Listing Conditions" has the meaning ascribed thereto in Section 4.4;

(ddd) "Subsidiaries" means the subsidiaries of the Corporation upon completion of the Offering, being Northstar Holdco, Northstar Acquisitions, Northstar Subco, Northstar GPCo, Northstar LPCo and the Northstar Partnerships;

(eee) "subsidiary" has the meaning ascribed to it in the *Securities Act* (Ontario);

(fff) "Supplemental Material" means, collectively, any amendment to the Final Prospectus or the U.S. Offering Documents, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under applicable Securities Laws or U.S. Securities Laws relating to the qualification for distribution of the Offered Securities;

(ggg) "Tax Act" means the *Income Tax Act* (Canada);

(hhh) "Transfer Agent" means CIBC Mellon Trust Company;

(iii) "TSX" means the Toronto Stock Exchange;

(jjj) "U.S. Offering Documents" has the meaning given to it in Annex A;

(kkk) "U.S. Securities Laws" means the United States Securities Act of 1933, as amended;

(lll) "Ventures" means Healthcare Ventures, Ltd. a limited partnership formed under the laws of Texas.

1.2 The division of this Agreement into Sections, Clauses and Paragraphs and the headings appearing in this Agreement are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.3 In this Agreement, unless the context otherwise requires:

(a) words importing the singular include the plural and *vice versa*;

(b) words importing gender include all genders;

(c) words importing persons include individuals, partnerships, limited partnerships, joint ventures, syndicates, sole proprietorships, companies or corporations with or without share capital, unincorporated associations, societies, trusts, trustees, executors, administrators or other legal personal representatives, governmental authorities, regulatory authorities, and self-regulating organizations, bodies or entities however designated or constituted;

(d) the word "or" is not exclusive;

(e) the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(f) the word "knowledge" when used in relation to (i) the Corporation and each of its Subsidiaries refers to the knowledge of the Senior Officer of such entity after due investigation and inquiry and after a review of such other books, records and other assets as he or she judges, acting reasonably, to be relevant, (ii) Ventures, refers to the knowledge of its Senior Officer after due investigation and inquiry and after a review of such other books, records and other assets as he judges, acting reasonably, to be relevant, and (iii) any other Person, refers to the knowledge of such Person after due investigation and inquiry and after a review of such other books, records and other assets as he or she judges, acting reasonably, to be relevant.

1.4 If any action is required to be taken under this Agreement on a day that is not a business day, such action will be required to be taken on the next succeeding day which is a business day.

1.5 Whenever reference is made in this Agreement to a calculation to be made or financial statements or documents to be prepared in accordance with "generally accepted accounting principles", such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the relevant body in the applicable jurisdiction, applicable as at the date on which such calculation is made or required to be made or such financial statements or documents are prepared or required to be prepared in accordance with generally accepted accounting principles, with such variations therefrom as are specified or required by the Securities Laws.

1.6 Unless otherwise specified herein, all dollar amounts referred to in this Agreement are expressed in lawful money of Canada.

1.7 A reference to "approval", "authorization" or "consent" in this Agreement means (i) written approval, authorization or consent or (ii) approval of the Equity Holders or Directors, as the case may be, at a duly convened meeting under the constating or organization documents of the applicable entity, as the context requires.

1.8 Unless otherwise specified herein, a reference in this Agreement to a statute includes all regulations or rules made thereunder, all amendments to the statute or the regulations or rules made thereunder, any statutes, regulations or rules that supplement or supersede such statute, regulation or rule and, with respect to the Securities Laws, includes any orders made thereunder and the applicable policy statements, instruments and notices issued or otherwise promulgated by the Securities Commissions or the Canadian Securities Administrators.

2. Attributes of the Offered Securities

The Offered Securities to be issued and sold under this Agreement by the Corporation will be duly and validly created and issued by the Corporation and, when issued and sold by the Corporation, those Offered Securities will have the attributes described in the Final Prospectus, subject to those modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation, Ventures and the Underwriters.

3. Qualification

3.1 The Corporation will, as soon as possible following the execution of this Agreement, prepare and file the Final Prospectus in each of the Qualifying Jurisdictions with the Securities Commissions under the Securities Laws, and will obtain the Final MRRS Decision Document as soon as possible after the filing and, in any event, not later than 5:00 p.m. (Toronto time) on May 10, 2007 (or such other time and/or later date as the Corporation, Ventures and the Underwriters may agree) and will have taken all other steps and proceedings that may be

necessary in order to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Securities under the Securities Laws and who comply with the Securities Laws.

3.2 Until the date on which the distribution of the Offered Securities is completed, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities have, for any reason, ceased so to qualify, to so qualify again the Offered Securities for distribution.

4. Delivery of Final Prospectus and Other Documents

4.1 The Corporation shall deliver to the Underwriters, at or prior to the time the Final Prospectus is presented to the Underwriters for signing, a copy of the Final Prospectus in the English language and a copy of the Final Prospectus in the French language, each signed on behalf of the Corporation and Ventures in the manner required by the Securities Laws of each of the Qualifying Jurisdictions.

4.2 The Corporation shall deliver to the Underwriters, contemporaneously with or promptly after the filing of the Final Prospectus with the OSC in its capacity as the principal regulator pursuant to the MRRS, a copy of any other document required to be filed by the Corporation with or prior to filing the Final Prospectus under the MRRS or the Securities Laws.

4.3 The Corporation shall deliver to the Underwriters, contemporaneously with or promptly after filing of the Final Prospectus with the OSC, a copy of the U.S. Offering Document.

4.4 The Corporation shall deliver to the Underwriters, at or prior to the time the Final Prospectus is presented to the Underwriters for signing, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Offered Securities, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the "Standard Listing Conditions").

4.5 The Corporation shall promptly and, in any event within all applicable time limitation periods, prepare and file with the Securities Commissions any Supplemental Material required to be filed under the Securities Laws. Such Supplemental Material shall be in form and substance satisfactory to the Underwriters and prior to the filing of such Supplemental Material with any Securities Commission, the Corporation shall deliver to the Underwriters:

(a) a copy of such Supplemental Material signed on behalf of the Corporation and Ventures in the manner required by the Securities Laws of each of the Qualifying Jurisdictions;

(b) a copy of any other document required to be filed by the Corporation with or prior to filing of the Supplemental Material under the MRRS or the Securities Laws of each of the Qualifying Jurisdictions; and

(c) such reports, comfort letters or opinions as may reasonably be requested by the Underwriters.

4.6 Each delivery of the Offering Documents to the Underwriters shall constitute the consent of the Corporation to the use thereof by the Underwriters and members of their selling group (if any) of those documents in connection with the distribution of the Offered Securities for sale in all of the Qualifying Jurisdictions, subject to the Securities Laws. Each delivery of the U.S. Offering

Documents will constitute consent by the Corporation to the use of the U.S. Offering Documents and any Supplemental Material required to be prepared and/or filed under applicable federal and state securities laws of the United States by the U.S. broker dealer affiliates of the Underwriters for the sale of the Offered Securities in the United States in accordance with this Agreement.

5. Commercial Copies

The Corporation shall, as soon as possible but in any event not later than 12:00 noon (Toronto time) on the first business day after the issuance of an MRRS decision document by the Ontario Securities Commission, in its capacity as the principal regulator in respect of the Final Prospectus pursuant to the MRRS, and within one business day after the execution of any Supplemental Material, cause to be delivered to the Underwriters, in Toronto (deliveries outside Toronto will be effected within two business days after the issuance of such document), without charge, commercial copies of the Final Prospectus in the English language and French language, the U.S. Offering Documents or any Supplemental Material, as the case may be, in such numbers and to such Canadian cities (and U.S. cities, with respect to the U.S. Offering Documents) as the Underwriters may reasonably request by oral instructions given by the Underwriters to the printer of the Final Prospectus or any Supplemental Material, as the case may be. The commercial copies of the Final Prospectus, the U.S. Offering Documents and any Supplemental Material shall be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions pursuant to SEDAR.

6. Due Diligence

The Corporation, each of the Issuer Entities and Ventures shall at all times up to the Closing Time allow the Underwriters and their representatives to conduct all reasonable due diligence investigations and examinations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters, in order to avail themselves of a defence to any claim for misrepresentation in the Offering Documents and in order to enable the Underwriters to responsibly execute any certificate in the Offering Documents required to be executed by the Underwriters. It shall be a condition precedent to the Underwriters' execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Offering Document required to be executed by the Underwriters and filed in compliance with the Securities Laws for the purpose of the Offering.

7. Auditors' Comfort Letter

7.1 The Corporation shall deliver to the Underwriters at the time the Underwriters sign the Final Prospectus letters signed by the Auditors and dated the date of delivery thereof, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the statistical and financial information appearing in the Final Prospectus which letters shall be in addition to the Corporation Auditors' and the Partnership Auditors' reports and opinions contained in the Final Prospectus and the Corporation Auditors' and Partnership Auditors' consent and comfort letters addressed to the Securities Commissions.

7.2 If any statistical, financial or accounting information is contained in any Supplemental Material that is required to be executed by the Underwriters, the Corporation shall deliver or cause to be delivered to the Underwriters at the time of execution thereof by the Underwriters a letter signed by the Corporation Auditors or the Partnership Auditors, as the case may be, and dated the date of delivery thereof, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the statistical, financial and accounting information relating to the Corporation and its Subsidiaries and their businesses contained in the Supplemental Material and with respect to any material changes thereto up to a date within three business days of the date of such letter, which

letter shall be in addition to any auditors' report contained in the Supplemental Material and the auditors' consent and comfort letters addressed to the Securities Commissions.

8. Translation Opinions

8.1 The Corporation shall deliver to the Underwriters, prior to the time that the Final Prospectus is printed in the French language and is filed in the Province of Quebec, an opinion of counsel in the Province of Quebec addressed to the Underwriters, the Corporation, Ventures and to their respective counsel to the effect that the signed Final Prospectus in the French language (other than the Financial Statements and the information derived from the Financial Statements, including the sections of the Final Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Selected Pro Forma Financial Information of the Issuer", "Selected Financial Information of the Northstar Partnerships" and "Pro Forma Consolidated Capitalization") is in all material respects a complete and proper translation of the signed Final Prospectus in the English language and is not susceptible of any materially different interpretation with respect to any material matter contained therein.

8.2 The Corporation shall also deliver to the Underwriters contemporaneously with such opinion an opinion of the Corporation Auditors, addressed to the Corporation, the Underwriters, Ventures and to their respective counsel, to the effect that:

(a) the Financial Statements printed in the French language and contained in the Final Prospectus are in all material respects a complete and proper translation of the version printed in the English language; and

(b) the information contained in the signed Final Prospectus printed in the French language which is derived from the Financial Statements including the sections of the Final Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Selected Pro Forma Financial Information of the Issuer", "Selected Financial Information of the Northstar Partnerships" and "Pro Forma Consolidated Capitalization", is in all material respects a complete and proper translation of the English language version thereof.

9. Regulatory Approvals

9.1 The Corporation will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all necessary steps to ensure that the Common Shares have been approved for listing and posting for trading on the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Corporation of the Standard Listing Conditions.

9.2 The Corporation and Ventures will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.

10. Distribution and Certain Obligations of Underwriters

10.1 During the course of the distribution of the Offered Securities to the public by or through the Underwriters, the Underwriters will offer and sell the Offered Securities to the public only in those jurisdictions where they may be lawfully offered for sale or sold and at a price not exceeding the price per Offered Security set out on the cover page of the Final Prospectus. The Underwriters will comply with applicable Securities Laws in connection with the offer to sell or distribution of the Offered Securities. Except in the Qualifying Jurisdictions, the Underwriters

will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver the Final Prospectus or any Supplemental Material so as to require registration of those Offered Securities or filing of a prospectus with respect to those Offered Securities under the laws of any jurisdiction including the United States. Each Underwriter will cause similar undertakings to be contained in any agreements among the members of the banking, selling or other groups formed for the distribution of the Offered Securities and will require any member of the banking, selling or other group formed for the distribution of the Offered Securities to comply with applicable Securities Laws.

10.2 The Underwriters will complete and will use their reasonable best efforts to cause members of their selling group (if any) to complete the distribution of the Offered Securities as promptly as possible after the Closing Time. The Underwriters will notify the Corporation and the TSX when, in the Underwriters' opinion, the Underwriters and the members of their selling group (if any) have ceased distribution of the Offered Securities and, promptly (not to exceed ten days) after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by the Securities Commission of that jurisdiction for the purpose of calculating fees payable to that Securities Commission.

10.3 The Underwriters shall use reasonable commercial efforts to cause the distribution of the Offered Securities to occur in such a manner that the minimum distribution requirements for the initial listing and posting for trading of the Offered Securities on the TSX are satisfied. Upon request of the Corporation, the Underwriters shall provide the TSX with a letter setting forth the anticipated distribution of the Offering based upon subscriptions for the Offered Securities received as of the date of the letter.

10.4 No Underwriter will be liable to the Corporation under this Section 10 with respect to a default by any of the other Underwriters.

10.5 The Underwriters make the representations, warranties and covenants applicable to them in Annex A hereto and agree, on behalf of themselves and their U.S. affiliates, for the benefit of the Corporation, to comply with the selling restrictions imposed by the laws of the United States and described in Annex A hereto, which forms part of this Agreement. They also agree to obtain such an agreement of each member of the selling dealer group. Notwithstanding the provisions of this paragraph 10.4, an Underwriter will not be liable to the Corporation pursuant to this paragraph or Annex A as a result of the violation by another Underwriter or by another member of the selling dealer group of the provisions of this paragraph 10.4 or Annex A if the Underwriter first mentioned is not itself also in violation.

11. Representations and Warranties

11.1 Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer of the Corporation and delivered to the Underwriters or to Underwriters' counsel, will constitute a representation and warranty made by the Corporation to the Underwriters that the facts and statements therein are true and correct and contain no misrepresentations.

11.2 Each certificate required to be provided in accordance with the terms of this Agreement, signed by the Senior Officer of Ventures and delivered to the Underwriters or to Underwriters' counsel, will constitute a representation and warranty made by Ventures to the Underwriters that the facts and statements therein are true and correct and contain no misrepresentations.

11.3 (a) The Corporation and each of the Issuer Entities jointly and severally represent and warrant to the Underwriters that upon the delivery by the Corporation to the Underwriters of any Offering Document, and as of the Closing Time:

(i) all information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in such Offering Document are, at the respective dates of delivery thereof to the Underwriters, and as of the Closing Time, true and correct in all material respects, contain no misrepresentations and constitute full, true and plain disclosure of all material facts relating to the Corporation, its Subsidiaries and the Offered Securities; and

(ii) such Offering Document complies fully with the requirements of the Securities Laws, other than as to:

(A) requirements waived by the OSC as principal regulator under the MRRS; and

(B) non-material matters of form or similar non-material matters.

(b) Ventures represents and warrants to the Underwriters that, to the best of its knowledge after reasonable enquiry, the Offering Documents (other than information and statements therein furnished by and relating solely to the Underwriters), at the respective dates of delivery thereof to the Underwriters, do not contain any misrepresentations and constitute full, true and plain disclosure of all material facts relating to the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Northstar GPCo, Northstar LPCo, the Northstar Partnerships, Ventures, the Offered Securities and the business of the Northstar Partnerships required to be disclosed in the Offering Documents.

11.4 In addition to the representations and warranties contained in Section 11.3, the Corporation, each Issuer Entity and Ventures jointly and severally represent and warrant (unless otherwise specified below) to the Underwriters as follows (with the representations and warranties of Ventures with respect to the Northstar Partnerships being made to its knowledge):

(a) the Corporation:

(i) is a corporation incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its corporate filings under those laws; and

(ii) has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party;

(b) Northstar Holdco:

(i) is a corporation incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its company filings under those laws; and

(ii) has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and to

execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party;

(c) each of Northstar Acquisitions, Northstar Subco, Northstar GPCo and Northstar LPCo:

(i) is a limited liability company formed and validly subsisting under the laws of its jurisdiction of incorporation, and is up to date with respect to all of its company filings under those laws; and

(ii) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party;

(d) the Directors of the Corporation have been and each of the Issuer Entities will have been, as disclosed in the Final Prospectus, duly appointed as directors or managers of the applicable entity, as the case may be;

(e) each of the Corporation, the Issuer Entities and Ventures has conducted and is conducting its activities in compliance with all applicable laws, rules and regulations, including Health Care Laws, of each jurisdiction in which it carries on its activities or holds investments, except where non-compliance would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or have a material adverse impact on the ability of it to conduct its business or own its assets as disclosed in the Final Prospectus, and is, or as at the Closing Time will be, duly licensed, registered, accredited and qualified (including pursuant to Health Care Laws), in all jurisdictions in which it carries on its activities or holds investments to enable its activities to be carried on or its investments to be held as now conducted or held and as described in the Final Prospectus, except where a failure to be duly licensed, registered or qualified would not, singly or in the aggregate, result in an adverse material change or an adverse material fact or materially impair the ability of it to conduct its business or own its assets as disclosed in the Final Prospectus, and other than as disclosed in the Final Prospectus, all such licences, registrations and qualifications are valid, existing and in good standing, and none of such licences, registrations or qualifications contains any provision, condition or limitation which has or is likely to have any material adverse effect on its business, operations, assets (including information or data related to the estimated value or book value of assets), liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise);

(f) the Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Agreement, one Common Share is issued and outstanding as a fully paid Common Share of the Corporation and is registered in the name of Donald L. Kramer;

(g) no holder of securities of the Corporation, or a holder of securities exchangeable or convertible into securities of the Corporation, has any right, to demand registration of, or filing of prospectus in Canada in connection with, any security held by such person;

(h) Northstar Holdco is authorized to issue an unlimited number of common shares, of which, as of the date of this Agreement, 1,000 common shares are issued and outstanding as fully paid common shares of Northstar Holdco and are registered in the name of the Corporation, and upon the completion of the transactions contemplated by the Investment

Agreement the outstanding securities of Northstar Holdco will be as disclosed in the Investment Agreement and will be legally and beneficially owned as disclosed in the Investment Agreement and will be free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than any security interests as disclosed in the Investment Agreement;

(i) Northstar Acquisitions is authorized to issue an unlimited number of membership units, of which, as of the date of this Agreement, 1,000 membership units are issued and outstanding as fully paid membership units of Northstar Acquisitions and are registered in the name of Ventures, and upon the completion of the transactions contemplated by the Investment Agreement Northstar Acquisitions will be authorized to issue an unlimited number of Acquisitions Common Units, Acquisitions Preferred Units, Acquisitions Class A Units and Acquisitions Class B Units and the outstanding securities of Northstar Acquisitions will be as disclosed in the Investment Agreement and will be legally and beneficially owned as disclosed in the Investment Agreement and will be free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than any security interests as disclosed in the Investment Agreement;

(j) Northstar Subco is authorized to issue an unlimited number of membership units, of which, as of the date of this Agreement, 1,000 membership units are issued and outstanding as fully paid membership units of Northstar Subco and are registered in the name of Northstar Acquisitions, and upon the completion of the transactions contemplated by the Investment Agreement Northstar Subco will be authorized to issue an unlimited number of Subco Preferred Units, Subco Class A Units and Subco Class B Units and the outstanding securities of Northstar Subco will be as disclosed in the Investment Agreement and will be legally and beneficially owned as disclosed in the Investment Agreement and will be free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than any security interests as disclosed in the Investment Agreement;

(k) Northstar GPCo is authorized to issue an unlimited number of membership units, of which, as of the date of this Agreement, 1,000 membership units are issued and outstanding as fully paid membership units of Northstar GPCo and are registered in the name of Northstar Subco, and upon the completion of the transactions contemplated by the Investment Agreement the outstanding securities of Northstar GPCo will be as disclosed in the Investment Agreement and will be legally and beneficially owned as disclosed in the Investment Agreement and will be free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than any security interests as disclosed in the Investment Agreement;

(l) Northstar LPCo is authorized to issue an unlimited number of membership units, of which, as of the date of this Agreement, 1,000 membership units are issued and outstanding as fully paid membership units of Northstar LPCo and are registered in the name of Northstar Subco, and upon the completion of the transactions contemplated by the Investment Agreement the outstanding securities of Northstar LPCo will be as disclosed in the Investment Agreement and will be legally and beneficially owned as disclosed in the Investment Agreement and will be free and clear of all liens, mortgages, charges, pledges, encumbrances or other security interests other than any security interests as disclosed in the Investment Agreement;

(m) upon the completion of the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements, (i) the Palladium Partnership will be

beneficially owned as to 45% by its respective Physician Limited Partners and Non-Physician Limited Partners (as defined in the Partnership Interests Purchase Agreement with respect to the Palladium Partnership) and as to 54% by Northstar LPCo. and as of the Option Closing Time (assuming full exercise of the option to purchase Additional Securities), the Palladium Partnership will be beneficially owned as to 30% by its respective Physician Limited Partners and Non-Physician Limited Partners (as defined in the Partnership Interests Purchase Agreement with respect to the Palladium Partnership) and as to 69% by Northstar LPCo., and in each case as to 1% by Northstar GPCo. and such interests will be issued and outstanding as fully paid; and (ii) the Kirby Partnership will be beneficially owned as to 40% by its respective Physician Limited Partners (as defined in the Partnership Interests Purchase Agreement with respect to the Kirby Partnership) and as to 59% by Northstar LPCo. and as to 1% by Northstar GPCo. and such interests will be issued and outstanding as fully paid;

(n) as of the Closing Time, no securities of the Corporation will be issued and outstanding other than 12,087,698 Common Shares;

(o) as of the Closing Time, no securities exchangeable or convertible into Common Shares will be issued and outstanding;

(p) the attributes of the Common Shares conform in all material respects with the descriptions thereof in the Final Prospectus;

(q) upon issue by the Corporation in accordance with this Agreement, the Offered Securities will be duly and validly issued and will be outstanding as fully paid and non-assessable Common Shares;

(r) the execution, delivery and performance by the Corporation, each of the Issuer Entities and Ventures, of this Agreement and each of the Material Agreements to which it is a party, and the consummation of the transactions contemplated by each of the Material Agreements,:

    (i) has been or, as the case may be, will be at the Closing Time validly authorized and approved by the Directors of each of the entities, as applicable, and constitutes or, as the case may be, will constitute a valid and legally binding instrument enforceable against each of them, as applicable, subject to bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting creditors' rights and to general principles of equity;

    (ii) will not conflict with or result or will result in a breach of or default under any of the terms, conditions or provisions of the constating or organizational documents of the Corporation, the Issuer Entities or Ventures, or the resolutions of their respective Directors or Equity Holders, as the case may be;

    (iii) will not conflict with or result or will result in a breach of or default under any of the Material Agreements or any other material agreement or instrument to which the Corporation, any of the Issuer Entities or Ventures is a party or, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, to which either of the Northstar Partnerships is a party;

    (iv) will not conflict with or result or will result in a breach of or default under any material licence, registration, accreditation or qualification, including licences,

registrations, accreditations and qualifications under Health Care Laws (other than as disclosed in the Final Prospectus), issued to or held by the Corporation, the Issuer Entities or Ventures;

(v) will not conflict with or result or will result in a breach of or default under any applicable law, including the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and Health Care Laws (other than as disclosed in the Final Prospectus), or any judgment, order or decree of any governmental body, agency, court or arbitrator having jurisdiction over the Corporation, the Issuer Entities, Ventures or either of the Northstar Partnerships or any of their respective assets or properties; or

(vi) will not give conflict with, or result in the breach of, or default under, or give rise to the acceleration of or the maturity of any debt under any material indenture, agreement or instrument binding or affecting any of the Corporation, the Issuer Entities or Ventures;

(s) except as contemplated by the Investment Agreement and disclosed in the Final Prospectus, each of the Corporation and each of the Issuer Entities does not own and has not entered into any agreement of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and none of Corporation or any of the Issuer Entities has entered into any agreement to acquire or lease any other material businesses, assets or investments other than in the ordinary course of business;

(t) except as set out in this Agreement or contemplated by the Investment Agreement, the Partnership Agreements, or as disclosed in the Final Prospectus, no person has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) or any right capable of becoming an agreement, option, right or privilege, for the issue of any unissued securities of the Corporation, any Issuer Entity or either of the Northstar Partnerships (in the case of either of the Northstar Partnerships that would be capable of diluting the Partnership Interests of Northstar GPCo or Northstar LPCo in such Northstar Partnership) or any other security convertible into or exchangeable for any such securities or to require the Corporation or any Issuer Entity or either Northstar Partnership to purchase, redeem or otherwise acquire any of the issued and outstanding security of the Corporation, any Issuer Entity or either of the Northstar Partnerships;

(u) except as contemplated by the Investment Agreement or as disclosed in the Final Prospectus there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the issued and outstanding securities of the Corporation, any Issuer Entity or either of the Northstar Partnerships (in the case of either of the Northstar Partnerships that would have a material impact on the ability of Northstar Subco to indirectly exercise control over the Northstar Partnerships); and as of the Closing Time there will be no agreement in force or effect which in any manner affects or will affect the voting or control of any of the issued and outstanding securities of any Issuer Entity or either of the Northstar Partnerships (in the case of either of the Northstar Partnerships that would have a material impact on the ability of Northstar Subco to indirectly exercise control over the Northstar Partnerships), and to the knowledge of each of the Corporation, the Issuer Entities and Ventures, as of the Closing Time there will be no agreement in force or effect which in any manner affects or will affect the voting or control of any of the issued and outstanding securities of the Corporation;

(v) no order ceasing or suspending trading in the securities of the Corporation, prohibiting the sale of such securities or preventing or suspending the use of the Final Prospectus has been issued to the Corporation or its directors, officers or promoters and, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, no investigations or proceedings for such purposes are pending or threatened;

(w) except as disclosed in the Final Prospectus, none of the Directors or officers of the Corporation, or any associate or affiliate of the foregoing has, or to the knowledge of each of the Corporation, the Issuer Entities and Ventures intends to have, any interest, direct or indirect, in any transaction or any proposed transaction with the Corporation which materially affects, is material to or will materially affect the Corporation;

(x) there are no actions, suits, proceedings or investigations, whether on behalf of or against the Corporation, any Issuer Entity or Ventures or, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, threatened against or affecting the Corporation, the Issuer Entities at law or in equity, before any court, arbitrator or any federal, provincial, state, municipal, county or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation, any Issuer Entity or which questions the validity of the issuance, sale and delivery of the Offered Securities or any action taken or to be taken by the Corporation, any Issuer Entity or either of the Northstar Partnerships pursuant to or in connection with any Material Agreement;

(y) there are no actions, suits, proceedings or investigations, whether on behalf of or against Ventures or, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, threatened against or affecting Ventures at law or in equity, before any court, arbitrator or any federal, provincial, state, municipal, county or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the ability of Ventures to consummate the transactions contemplated by any Material Agreement in which it is named as a party or as contemplated by the Final Prospectus;

(z) there are no judgments unsatisfied against the Corporation, any Issuer Entity or Ventures, or, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, any consent decrees or injunctions to which the Corporation, any Issuer Entity or Ventures, or their assets or properties are subject;

(aa) each of the Corporation and the Issuer Entities has filed all federal, provincial, state, local and foreign tax returns that are required to be filed by it or has requested extensions of the deadlines for filing thereof (except in any case in which the failure so to file would not have a material adverse effect on the business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation or any Issuer Entities and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except as provided for in its respective financial statements and except for any such assessment, fine or penalty that is currently being contested in good faith;

(bb) each of the Corporation and the Issuer Entities has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there

are no liens, mortgages, charges, pledges, encumbrances or other security interests for taxes on the assets or properties of any of the foregoing entities, except for taxes not yet due, and, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, there are no audits pending of the tax returns of the Corporation or any Issuer Entity (whether federal, provincial, state, local or foreign), and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a material adverse effect on the business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation or any Issuer Entity;

(cc) neither the Canada Revenue Agency, the Internal Revenue Service nor any other taxation authority, foreign or domestic which has jurisdiction over the Corporation or any Issuer Entity has asserted or, to the knowledge of the relevant entity, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any Issuer Entity (including any predecessor entities);

(dd) neither of the Corporation nor any Issuer Entity is in default in the observance or performance of any term or obligation to be performed by it under any agreement or instrument which is material to the Corporation or any of the Issuer Entities and no event has occurred or, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, been threatened which with notice or lapse of time or both would constitute such a default, in any case which default or event would have a material adverse effect on the business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation or any Issuer Entity.

(ee) none of the Corporation and the Issuer Entities has engaged in or undertaken any business activities except in relation to the transactions contemplated by the Final Prospectus, and each of them is not subject to any material agreements, arrangements or commitments, other than as disclosed in the Final Prospectus, and each of them has not incurred and is not subject to any material actual or contingent debts, liabilities, or any contractual or other obligations other than as disclosed in the Final Prospectus;

(ff) other than as disclosed in the Final Prospectus, to the knowledge of each of the Corporation, the Issuer Entities and Ventures, there is no legislation or any other action undertaken by any federal, provincial, state, municipal, county or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may materially adversely affect the business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Corporation, any Issuer Entity or either of the Northstar Partnerships;

(gg) the Corporation Financial Statements and the Palladium Financial Statements are complete and correct and present fairly, in all material respects, the financial position of the Corporation and the Palladium Partnership, as the case may be, in accordance with Canadian generally accepted accounting principles in the case of the Corporation, and in accordance with U.S. generally accepted accounting principles in the case of the Palladium Partnership; and the Corporation and the Issuer Entities (and for greater certainty, not Ventures) jointly and severally represent and warrant that the Kirby Financial Statements are complete and correct and present fairly, in all material respects, the financial position of the Kirby Partnership in accordance with U.S. generally accepted accounting principles;

(hh) the Corporation Auditors and the Partnership Auditors, who have audited and reviewed certain of the Financial Statements, are independent certified public accountants with respect to the Corporation and the Northstar Partnerships as required by Securities Laws;

(ii) to the knowledge of each of the Corporation, the Issuer Entities and Ventures: each of the Northstar Partnerships have in place malpractice and liability insurance and have their respective properties and assets insured against loss or damage by insurable hazards or risks on a replacement cost basis; such insurance coverage is of a type and in an amount typical to the business in which each Northstar Partnership operates as conducted by a reasonably prudent person; neither of the Northstar Partnership has made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for; neither of the Northstar Partnerships have any reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue with their businesses at a cost that would not be reasonably expected to have a material adverse effect on business, operations, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of such entity;

(jj) at the Closing Time, the Transfer Agent, at its principal office in Toronto, will have been duly appointed as transfer agent and registrar for the Common Shares; and

(kk) the figures contained in the Final Prospectus with respect to the "net collected revenues" of the Northstar Partnerships for any period referenced in the Final Prospectus and the chart contained und the caption "Net Patient Service Revenues – Payor Sources" are complete and accurate in all material respects.

11.5 The Corporation makes the representations, warranties and covenants applicable to it in Annex A hereto, which forms part of this Agreement.

11.6 The Corporation, each of the Issuer Entities and Ventures, jointly and severally, represent and warrant to the Underwriters that the representations and warranties contained in Annex B and Annex C are true and correct, as of the date hereof; provided that, in the case of Ventures, such representations and warranties are made as to the knowledge of Ventures.

12. Material Change

12.1 The Corporation, the Issuer Entities and Ventures will promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:

(a) any material change (whether actual, anticipated, contemplated, proposed or threatened) with respect to the Corporation, the Issuer Entities and the Northstar Partnerships;

(b) any material fact which has arisen or has been discovered and would have been required to have been stated in the Final Prospectus, the U.S. Offering Documents or any Supplemental Material had that fact arisen or been discovered on, or prior to, the date of any of the Final Prospectus, the U.S. Offering Documents or any Supplemental Material; or

(c) any change in any material fact contained in any of the Final Prospectus, the U.S. Offering Documents or any Supplemental Material or whether any event or state of facts has occurred after the execution of this Agreement, which, in any case, is of such a nature

as to render any of the Final Prospectus, the U.S. Offering Documents or any Supplemental Material untrue or misleading in any material respect or to result in any misrepresentation in any of the Final Prospectus, the U.S. Offering Documents or any Supplemental Material including as a result of any of the Final Prospectus, the U.S. Offering Documents or any Supplemental Material containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in light of the circumstances in which it was made.

12.2 The Corporation will comply with Section 57 of the *Securities Act* (Ontario) and with the comparable provisions of the other Securities Laws, and the Corporation and Ventures will prepare and the Corporation will file promptly at the request of the Underwriters any Supplemental Material which, in the opinion of both the Underwriters and the Corporation, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to offer and sell the Offered Securities in the United States in accordance with Annex A and to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

12.3 In addition to the provisions of Sections 12.1 and 12.2, the Corporation and Ventures will, in good faith, discuss with the Underwriters any change, event or fact contemplated in Sections 12.1 and 12.2 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 12.1 and will consult with the Underwriters with respect to the form and content of any Supplemental Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplemental Material will be filed with any Securities Commission prior to the review and approval by the Underwriters and their counsel, acting reasonably.

13. Covenants of the Corporation and Ventures

13.1 The Corporation and Ventures covenant and agree with the Underwriters that the Corporation:

(a) will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplemental Material has been filed and receipts have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of receipts;

(b) will advise the Underwriters, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of the any of the Offering Documents; (ii) the issuance by the SEC of any order suspending or preventing the use of the U.S. Offering Documents; (iii) the suspension of the qualification of the Offered Securities for offering or sale in any of the Qualifying Jurisdictions; and (iv) the institution, threatening or contemplation of any proceeding for any of those purposes; and will use its reasonable commercial efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c) will advise the Underwriters, promptly after receiving notice of or obtaining knowledge of any request made by any Securities Commission to amend or supplement the Final Prospectus or any Supplemental Material or provide any additional information;

(d) will, and will cause the Issuer Entities to, apply the net proceeds from the issue and sale of the Offered Securities substantially in accordance with the disclosure set out under the heading "Use of Proceeds" in the Final Prospectus; and

(e) will not, without the prior approval of BMONB acting reasonably, on behalf of the Underwriters, during the period commencing on the date hereof and expiring on the completion of the distribution to the public of the Offered Securities, issue any press release.

14. Conditions of Closing

14.1 The Underwriters' obligations under this Agreement shall be subject to the following conditions being fulfilled:

(a) the Underwriters and their counsel shall have received legal opinions, subject to customary limitations, assumptions and qualifications, dated as of the Closing Date addressed to the Underwriters and their counsel from the Corporation's, the Issuer Entities', the Northstar Partnerships' and Ventures' counsel in form and content to the reasonable satisfaction of the Underwriters' counsel with respect to all such matters as the Underwriters may reasonably request, including the following:

(i) the Corporation:

(A) is a corporation incorporated and subsisting under the laws of its jurisdiction of incorporation; and

(B) has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party;

(ii) each of the Issuer Entities:

(A) is a corporation or limited liability company, as the case may be, incorporated or formed and organized and validly existing under the laws of its jurisdiction of incorporation or formation, and is in good standing under the laws of the State of Delaware; and

(B) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party;

(iii) each Northstar Partnership:

(A) is a limited partnership (in the case of the Palladium Partnership) or a limited liability partnership (in the case of the Kirby Partnership) formed and existing under the laws of the State of Texas; and is in good standing under the laws of the State of Texas; and

(B) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted

and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party;

(iv) Ventures:

(A) is a limited partnership formed and existing under the laws of its jurisdiction of incorporation and is in good standing under the laws of the State of Texas; and

(B) has all necessary power, authority and capacity to own or lease its property and assets and to carry on its business as presently conducted and to execute, deliver and to perform its obligations under each of the Material Agreements to which it is named a party,

(v) the Corporation is authorized to issue an unlimited number of Common Shares, of which, as at the Closing Time and the Option Closing Time, such numbers of Common Shares as noted in the Final Prospectus will be issued and outstanding as fully paid securities of the Corporation;

(vi) Northstar Holdco is authorized to issue an unlimited number of common shares, of which, as at the Closing Time, such numbers of common shares as noted in the Investment Agreement will be issued to the Corporation and outstanding as fully paid securities of Northstar Holdco;

(vii) Northstar Acquisitions is authorized to issue an unlimited number of Acquisitions Common Units, Acquisitions Preferred Units, Acquisitions Class A Units and Acquisitions Class B Units, of which as at the Closing Time, such numbers of Acquisitions Common Units, Acquisitions Preferred Units, Acquisitions Class A Units and Acquisitions Class B Units as noted in the Investment Agreement will be issued to Northstar Holdco and Ventures, as the case may be, and be outstanding as fully paid securities of Northstar Acquisitions;

(viii) Northstar Subco is authorized to issue an unlimited number of Subco Preferred Units, Subco Class A Units and Subco Class B Units, of which as at the Closing Time, such numbers of Subco Preferred Units, Subco Class A Units and Subco Class B Units as noted in the Investment Agreement will be issued to Northstar Acquisitions and Ventures, as the case may be, and be outstanding as fully paid securities of Northstar Subco;

(ix) Northstar GPCo is authorized to issue an unlimited number of membership interests, of which, as at the Closing Time such numbers of membership interests as noted in the Investment Agreement will be issued to Northstar Subco and be outstanding as fully paid securities of Northstar GPCo;

(x) Northstar LPCo is authorized to issue an unlimited number of membership interests, of which, as at the Closing Time such numbers of membership interests as noted in the Investment Agreement will be issued to Northstar Subco and be outstanding as fully paid securities of Northstar LPCo;

(xi) as of the Closing Time, the Palladium Partnership is beneficially owned as to 45% by its respective Physician Limited Partners and Non-Physician Limited Partners (each as defined in the Partnership Interests Purchase Agreement with respect to the Palladium Partnership) and as to 54% by Northstar LPCo and as of

the Option Closing Time (assuming full exercise of the option to purchase the Additional Securities), the Palladium Partnership will be beneficially owned as to 30% by its respective Physician Limited Partners and Non-Physician Limited Partners and as to 69% by Northstar LPCo, and in each case as to 1% by Northstar GPCo and such interests are issued and outstanding as fully paid securities;

(xii) the Kirby Partnership is beneficially owned as to 40% by its respective Physician Limited Partners (as defined in the Partnership Interests Purchase Agreement with respect to the Kirby Partnership) and as to 59% by Northstar LPCo and as to 1% by Northstar GPCo and such interests are issued and outstanding as fully paid securities;

(xiii) to its knowledge, as of the Closing Time, no securities exchangeable or convertible into Common Shares or securities exchangeable or convertible into securities of any of the Issuer Entities or the Northstar Partnerships will be issued and outstanding;

(xiv) the execution, delivery and performance by the Corporation, the Issuer Entities, the Northstar Partnerships and Ventures of each of the Material Agreements to which it is a party and the consummation of the transactions contemplated by such agreements;

(A) will not conflict with, or result in a breach of or default under, any of the terms, conditions or provisions of the constating or organizational documents of the Corporation, the Issuer Entities, the Northstar Partnerships and Ventures, or the resolutions of their respective Directors or Equity Holders, as the case may be;

(B) will not conflict with, or result in a breach of or default under, any of the Material Agreements or any other material agreement or instrument (as identified in a Senior Officer's certificate) to which the Corporation, the Issuer Entities, the Northstar Partnerships and Ventures is a party;

(C) to counsel's knowledge will not conflict with, or result or will result in a breach of or default under, any material licence, registration, accreditation or qualification issued to or held by the Corporation, the Issuer Entities and the Northstar Partnerships;

(D) will not conflict with, or result in a breach of or default under, any law or any judgment, order or decree of any governmental body, agency, court or arbitrator having jurisdiction over the Corporation, the Issuer Entities, the Northstar Partnerships or Ventures or any of their respective assets or properties; or

(E) will not give conflict with, or result in the breach of or default under, or give rise to the acceleration of or the maturity of any debt under any material indenture, agreement or instrument binding or affecting any of the Corporation, the Issuer Entities or the Northstar Partnerships;

(xv) each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary

Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Commissions have been duly approved and authorized by all necessary action by the directors of the Corporation and Ventures, and each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, have been duly executed by and on behalf of the Corporation and Ventures;

(xvi) the distribution of the Offered Securities complies, in all material respects, with all laws in the Province of Quebec relating to the use of the French language in connection therewith;

(xvii) all necessary action has been taken by the directors of the Corporation to validly create, issue, sell and deliver the Offered Securities to the Underwriters;

(xviii) the Offered Securities have been validly authorized and issued and are outstanding as fully paid and non-assessable Common Shares of the Corporation;

(xix) all necessary action has been taken by the directors of the Corporation to authorize the execution and delivery by the Corporation of this Agreement and the Material Agreements to which it is a party and the performance of its obligations under those agreements, and this Agreement and the Material Agreements to which it is a party have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in this Agreement may be limited by applicable law;

(xx) all necessary action has been taken by each of the Issuer Entities to authorize the execution and delivery by each of them of the Material Agreements to which each is a party and the performance of its obligations under those agreements, and those agreements have been duly executed and delivered by each of them and constitute legal, valid and binding obligations of each of them, enforceable against each of them in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in this Agreement may be limited by applicable law;

(xxi) all necessary action has been taken by Ventures to authorize the execution and delivery by it of the Material Agreements to which it is a party and the performance of its obligations under those agreements, and those agreements have been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that

rights of indemnity and/or contribution set out in this Agreement may be limited by applicable law;

(xxii) all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions in order to qualify the distribution of the Offered Securities through investment dealers or brokers who are registered under applicable legislation of the Qualifying Jurisdictions and who have complied with the relevant provisions of such applicable legislation;

(xxiii) the form and terms of the certificates for the Offered Securities have been approved and adopted by the directors of the Corporation and comply with the requirements of the Business Corporations Act (British Columbia) and the TSX;

(xxiv) the TSX has conditionally approved the listing of the Offered Securities, subject to fulfilling all the requirements of the TSX by July 31, 2007;

(xxv) the Offered Securities, if and when the Common Shares are listed upon as prescribed exchange (which currently includes the TSX) are qualified investments for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan under the Income Tax Act (Canada) and the regulations thereunder;

(xxvi) subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of the laws of Canada set out in the Final Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" fairly describe the principal Canadian federal income tax considerations as at the date hereof generally applicable under the Tax Act to a holder of Common Shares who acquires the Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada, holds the Common Shares as capital property and deals at arm's length and is not affiliated with the Corporation, as well as certain material Canadian federal income tax considerations generally applicable to the Corporation, all as of the date of such opinion;

(xxvii) the Transfer Agent, at its principal offices in Toronto, has been duly appointed as the transfer agent and registrar for the Common Shares;

(xxviii) the global certificate representing the Offered Securities has been duly authorized, executed and delivered by the Corporation;

(xxix) to counsel's knowledge, there are no threatened, pending or actual legal or governmental proceedings to which the Corporation or any of the Subsidiaries is a party or to which any of the material properties of the Corporation or any of the Subsidiaries is subject that are required to be described in the Final Prospectus and are not so described; and

(xxx) with respect to any Material Agreements that are governed by the laws of a jurisdiction other than Ontario, if any of such Material Agreements are sought to be enforced in any action or proceeding in Ontario, the courts of the Province of Ontario will recognize such choice of laws provided that it was not made with a

view to avoiding the consequences of the laws of any other jurisdiction and provided that such choice is not contrary to public policy, as that term is understood under the laws of the Province of Ontario.

(b) the Underwriters shall have received a legal opinion or opinions dated as of the Closing Date addressed to the Underwriters from Kaye Scholer LLP in form and content to the reasonable satisfaction of the Underwriters with respect to all such matters as the Underwriters may reasonably request, including:

(i) with respect to the non-registration under the U.S. Securities Act of the initial resale of the Offered Securities by the U.S. Placement Agent under Rule 144A (as such terms defined in Annex A attached hereto, if requested);

(ii) with respect to certain material U.S. federal income tax considerations generally applicable to the Corporation; and

(iii) with respect to no filings or consents being required, or no waiting periods being applicable, under the HSR Act with respect to the transactions contemplated by any Material Agreement;

(c) the Underwriters shall have received a legal opinion or opinions dated as of the Closing Date addressed to the Underwriters from Shearman & Sterling LLP in form and content to the reasonable satisfaction of the Underwriters and their Canadian counsel with respect to all such matters as the Underwriters may reasonably request, including that subject to the qualifications, assumptions, limitations and understandings set out in such opinion, with respect to certain material U.S. federal income tax considerations generally applicable to the Corporation, all as of the date of such opinion;

(d) the Underwriters shall have received a legal opinion, dated as of the Closing Date and addressed to the Underwriters, from counsel to the Underwriters in form and content to the reasonable satisfaction of the Underwriters with respect to such matters as the Underwriters may reasonably request.

Our respective counsel may rely:

(i) as to matters of fact, to the extent appropriate in the circumstances, on certificates of the auditors of the Corporation and on certificates of the Corporation executed on its behalf by a senior officer of the Corporation acceptable to the Underwriters, acting reasonably; and

(ii) on the opinions of local counsel acceptable to the Underwriters' counsel, acting reasonably, as to the qualification of the Offered Securities for sale to the public and as to other relevant matters in the Qualifying Jurisdictions and all other relevant jurisdictions.

The Underwriters' counsel may also rely, to the extent necessary, on the opinions of the Corporation's counsel.

(e) the Underwriters shall have addressed to them the legal opinions of counsel to the vendors under each of the Partnership Interests Purchase Agreements applicable to the Palladium Partnership and to the Kirby Partnership, in the form required by such agreements;

(f) the Underwriters will have received certificates dated the Closing Date signed by those senior officers of the Corporation, the Issuer Entities and Ventures, as the case may be, as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to all such matters as the Underwriters may reasonably request, including the following:

(i) true copies of the constating documents of each such entity;

(ii) the resolutions of the directors of the Corporation and of the Directors of the Issuer Entities and Ventures, as the case may be, relevant to the allotment, issue and sale of the Offered Securities and the authorization of the other agreements and transactions contemplated by this Agreement or any Material Agreement to which such entity is a party; and

(iii) the incumbency and signatures of signing officers of the Corporation and the Issuer Entities, as the case may be; and

(iv) true copies of the register of Equity Holders.

(g) the Corporation and Ventures will deliver to the Underwriters, at the Closing Time, (A) a certificate dated the Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer of Corporation and the Chief Financial Officer of Corporation, certifying for and on behalf of the Corporation, and (B) certificates dated the Closing Date and the Option Closing Date, addressed to the Underwriters and signed by the Senior Officers of Venture, acceptable to the Underwriters, acting reasonably, in each case, after having made due inquiry and having carefully examined the Preliminary Prospectus, the Final Prospectus and any Supplemental Material, to those matters as the Underwriters may reasonably request, including to the effect that:

(i) subsequent to the respective dates as at which information is given in the Final Prospectus or any Supplemental Material there has been no material change (actual, anticipated, contemplated or threatened) to the Corporation, the Issuer Entities, each of the Northstar Partnerships and Ventures, and none of the Corporation, the Issuer Entities, the Northstar Partnerships and Ventures has entered into any transaction out of the ordinary course of business which is material to the Corporation, the Issuer Entities, the Northstar Partnerships and Ventures other than as disclosed in the Final Prospectus or any Supplemental Material;

(ii) there are no actions, suits, proceedings or inquiries pending or to the knowledge of each of the Corporation, the Issuer Entities and Ventures, threatened against or affecting the Corporation, the Issuer Entities, the Northstar Partnerships and Ventures at law or in equity or before or by any federal, provincial, state, municipal, county or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the Corporation, the Issuer Entities, the Northstar Partnerships or Ventures or their ability to consummate the transactions contemplated by any Material Agreement;

(iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Offered Securities or any other securities of the Corporation or prohibiting the sale of the Offered Securities has been issued and, to the best of

the knowledge, information and belief of the persons signing the certificate, no proceedings for such purpose are pending or threatened;

(iv) each of the Corporation, the Issuer Entities and Ventures has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Closing Time;

(v) the representations and warranties of the Corporation, the Issuer Entities and Ventures contained in this Agreement are true and correct as of the Closing Time or the Option Closing Time, as the case may be, with the same force and effect as if made at and as of the Closing Time or the Option Closing Time, as the case may be (except in respect of any representations and warranties that are made as of a specified date, in which case they will be true and correct only as at that date), after giving effect to the transactions contemplated by this Agreement; and

(vi) all of the conditions to the completion of the transactions contemplated by the Investment Agreement and by the Partnership Interests Purchase Agreement have been satisfied other than the completion of the Offering.

(h) the Underwriters shall have received at the Closing Time a comfort letter dated as of the Closing Date addressed to the Underwriters from the Corporation Auditors and the Partnership Auditors substantially in the form requested by the Underwriters, acting reasonably, updating the comfort letter or letters to be delivered to the Underwriters pursuant to Section 7;

(i) all of the conditions to the completion of the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements shall have been completed;

(j) each of the Material Agreements shall have been duly executed and delivered;

(k) the form and terms of each of the Material Agreements shall be satisfactory to the Underwriters acting reasonably, and consistent with the Final Prospectus;

(l) Donald L. Kramer shall own 100% of the equity interests in Ventures;

(m) all actions required to be taken by or on behalf of the Corporation including the passing of all requisite resolutions of the directors of the Corporation and all requisite filings with governmental authorities, Securities Commissions or courts will have occurred at or prior to the Closing Time so as to validly authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material and to create and issue the Offered Securities having the attributes contemplated by the Final Prospectus; and

(n) the Offered Securities and the Common Shares forming part of the Offered Securities will have been approved for listing on the TSX, subject only to the Standard Listing Conditions.

15. Termination by Underwriters in Certain Events

15.1 Each Underwriter will also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a) any inquiry, investigation or other proceeding is commenced, announced or threatened or any order is issued under or pursuant to any relevant statute or by any stock exchange or other regulatory authority (unless based upon the activities or alleged activities of the Underwriters or their agents) or there is any change of law, or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, acting in good faith, operates to prevent or restrict the trading in, or which adversely impacts the distribution or the marketability of the Offered Securities;

(b) there occurs any material change (actual, imminent or reasonably expected) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation, and its Subsidiaries on a consolidated basis, howsoever caused, which, in the opinion of that Underwriter, could reasonably be expected to result in the purchasers of a material number of the Offered Securities exercising their right under Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof or which has or could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities;

(c) any of the Corporation, any Issuer Entity or Ventures has breached the terms of this Agreement in any material respect;

(d) based on the state of the Canadian or United States financial markets, the Offered Securities cannot, in the reasonable opinion of that Underwriter, be profitably marketed; or

(e) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any act of terrorism, war or like event, or any governmental action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such Underwriter, materially adversely affects or may materially affect the financial markets in Canada or the United States or the business, operations or affairs of the Corporation, the Issuer Entities and the Northstar Partnerships, taken as a whole.

15.2 All representations and warranties in this Agreement shall be construed as conditions, and any breach or failure to comply with any such terms and conditions which in the reasonable opinion of any of the Underwriters adversely affects the sale or distribution by it of the Offered Securities shall entitle each Underwriter at any time prior to the Closing Time to terminate its obligations under this Agreement forthwith by written notice to that effect given to the Corporation.

15.3 In the event of any termination of the Underwriters' obligations under this Agreement by one of the Underwriters, the other Underwriters shall be deemed contemporaneously to have terminated their obligations under this Agreement unless the other Underwriters or any of them shall, within 24 hours after notice of termination is given, notify the Corporation that they are assuming the obligations of the Underwriter terminating its obligations. Any termination by any of the Underwriters pursuant to the provisions of this Agreement shall be effected by notice delivered to the Corporation. The rights of termination contained in Section 15 hereof are in addition to any other rights or remedies the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Corporation, any Issuer Entity or Ventures in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Corporation, the Issuer Entities, Ventures or the Underwriters except for any liability provided for in Sections 16 and Section 17.2.

16. Indemnification

16.1 Subject to Sections 16.11, 16.12 and 16.13, the Corporation, the Issuer Entities and Ventures will jointly and severally protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses (other than losses of profit in connection with the distribution of the Offered Securities), claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a "Claim") caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement and the other Material Agreements including:

(a) any breach of or default under any representation, warranty, covenant or agreement of the Corporation, any Issuer Entity or Ventures, in this Agreement or any of the Material Agreements or any other document to be delivered pursuant hereto or the failure of the Corporation, any Issuer Entity or Ventures to comply with any of its obligations hereunder or thereunder;

(b) any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Offering Documents, preventing or restricting the trading in or the sale or distribution of the Offered Securities; or

(d) the Corporation or Ventures not complying prior to the completion of the distribution of the Offered Securities with any requirement of any Securities Laws relating to the Offering;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis. This indemnity will be in addition to any liability which the Corporation or the Ventures may otherwise have.

16.2 The parties with an indemnity obligation pursuant to this Section 16 are referred to individually as an "Indemnifying Party" and collectively as the "Indemnifying Parties". If any Claim contemplated by this Section 16 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 16 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the Corporation, the Issuer Entities and Ventures, as applicable, as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not, affect the liability of the Indemnifying Parties under this Section 16 except to the extent that any failure to

so notify in respect of any actual Claim increases the liability of the Indemnifying Parties under this Section 16. The Indemnifying Parties will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence will be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Indemnifying Party, in each case, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

(a) the Indemnifying Parties fail to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(b) the employment of that counsel has been authorized by the Indemnifying Parties; or

(c) the named parties to the suit (including any added or third parties) include the Indemnified Party and the Indemnifying Parties, and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Indemnifying Parties or that representation of the Indemnified Party by counsel for the Indemnifying Parties is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in Sections 16.2(a), (b) or (c) the Indemnifying Party will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Parties, which consent will not be unreasonably withheld.

16.3 The rights of indemnity contained in this Section 16 will not inure to the benefit of the Underwriters if the Corporation has complied with the provisions of Sections 4, 5 and 12 and the person asserting any claim contemplated by this Section 16 was not provided with a copy of any Final Prospectus or Supplemental Material which corrects any untrue statement or information, misrepresentation (for the purposes of Securities Laws or any of them) or omission which is the basis of the Claim and which is required under Securities Laws to be delivered to that person by the Underwriters or members of their banking or selling group (if any).

16.4 The Indemnifying Parties hereby acknowledge and agree that, with respect to this Section 16, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the Indemnifying Parties under this Section 16 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

16.5 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 16 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in

accordance with its terms, the Underwriters and the Indemnifying Parties, as the case may be, will contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Offered Securities) of the nature contemplated in Section 16 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Indemnifying Parties, and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters will not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters Fees or any portion actually received.

16.6 No party who has engaged in any fraud, willful default, fraudulent misrepresentation, criminal conduct, gross negligence, willful misconduct or reckless disregard will be entitled to claim indemnification under this Section 16 or contribution under Section 16.5 from any person who has not engaged in that fraud, fraudulent misrepresentation, criminal conduct, gross negligence, willful misconduct or reckless disregard.

16.7 For greater certainty, the Indemnifying Parties will not have any obligation to contribute pursuant to Section 16.5 in respect of any Claim except to the extent the indemnity given by it in this Section 16 would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.

16.8 The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Sections 16.5 and 16.7 will apply, *mutatis mutandis,* in respect of that other right.

16.9 If any Claim is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, it will have the right, acting reasonably, to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

16.10 The obligations under this Section 16 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

16.11 The total maximum liability of Ventures under Ventures' indemnities relating to the representations and warranties set out in Section 11.3(b) will be limited, without duplication, to the sum of (i) the net cash proceeds actually received by Ventures in connection with the transactions contemplated in the Investment Agreement and (ii) the value of the Acquisitions Class B Units and Subco Class B Units (such value calculated from time to time in accordance with the terms of the Operating Agreements in respect of Northstar Acquisitions and Northstar Subco) issued to Ventures at the time of Closing; provided, however, that any cash proceeds received by Ventures following a transfer, sale or redemption of its Acquisitions Class B Units or Subco Class B Units will be retained by Ventures and not distributed to its partners for a period of three (3) years plus sixty (60) days after Closing.

16.12 The total maximum liability of Ventures under all of Ventures' representations, warranties and indemnities under this Agreement (other than those set out in Section 11.3(b) and related indemnities) and the Investment Agreement will be limited, without duplication, to

U.S.$10,000,000, provided that any recovery by the Issuer under any indemnity provided by Ventures under this Agreement or the Investment Agreement that is subject to such cap in relation to a concurrent claim by the Underwriters will be held in trust by the Issuer for the benefit of the Underwriters.

16.13 Ventures shall not be liable for any Claim under this Agreement unless and until the aggregate of all Claims suffered by any or all of the Indemnified Parties hereunder and for which indemnification is sought from Ventures exceeds a one-time deductible of US$500,000 (the "Ventures Deductible"), in which case Ventures shall be liable only for Claims in excess of the aggregate amount over the Ventures Deductible that is applicable.

17. Fees and Expenses

17.1 In consideration of the agreement of the Underwriters to purchase the Offered Securities and to offer them to the public pursuant to the Final Prospectus, and for providing the following services:

(a) acting as financial advisers to the Corporation;

(b) assisting in the preparation of the Preliminary Prospectus, the Final Prospectus, the U.S. Offering Documents and any Supplemental Material; and

(c) distributing the Offered Securities to the public both directly and through other registered dealers and brokers,

the Corporation agrees to pay to the Underwriters at the Closing Time, an aggregate fee of $8,514,272 being a fee equal to 5.75% of the aggregate purchase price for the Offered Securities, or $0.704 per Offered Security ("Underwriting Fees").

17.2 All expenses of or incidental to the creation, issuance and delivery of the Offered Securities and of or incidental to all matters in connection with the transactions set out in this Agreement will be borne by the Corporation, if the purchase and sale of the Offered Securities hereunder is completed, and by Ventures, if the purchase and sale of the Offered Securities hereunder is not completed, including:

(a) expenses payable in connection with the qualification for distribution of the Offered Securities under applicable Securities Laws;

(b) the reasonable fees, expenses and disbursements of the auditors, counsel to the Corporation, the Issuer Entities, Ventures and the Northstar Partnerships and all related local counsel;

(c) the fees and expenses of the Underwriters' Canadian and U.S. counsel;

(d) all costs incurred in connection with the preparation, translation, filing and printing of the Preliminary Prospectus, the "green sheet", the Final Prospectus, the U.S. Offering Documents and any Supplemental Material;

(e) all fees and expenses of the Transfer Agent; and

(f) the reasonable out-of-pocket expenses of the Underwriters including all expenses associated with the "road shows" and marketing activities and all travel and lodging expenses;

including Canadian federal goods and services tax and provincial sales tax exigible in respect of any of the foregoing. The Corporation (and Ventures if the issuance and sale of the Offered Securities does not close) will reimburse the Underwriters from time to time for all such expenses forthwith upon the receipt of one or more invoices therefor.

18. Closing

18.1 The closing of the purchase and sale of the Offered Securities will be completed at the Closing Time or the Option Closing Time, as the case may be, at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, or at any other place determined in writing by the Corporation, Ventures and the Underwriters. At the Closing Time or the Option Closing Time, as the case may be, the Corporation will duly and validly deliver to BMONB:

(a) one or more global certificates representing the Initial Securities or the Additional Securities, as the case may be, registered in the name of "CDS & Co." or in such other name or names as the Underwriters may notify the Corporation in writing not less than 24 hours prior to the Closing Time; and

(b) all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require;

against payment by the Underwriters to or to the direction of the Corporation, by wire transfer or bank transfer in immediately available funds, of the Purchase Price for the Initial Securities or the Additional Securities, as the case may be, being issued and sold by the Underwriters under this Agreement less (i) the Underwriting Fee respecting the Initial Securities or the Additional Securities, as the case may be, as described in Section 17.1, and (ii) any reimbursable expenses payable by the Corporation to the Underwriters for which invoices have been provided by the Underwriters to the Corporation pursuant to Section 17.2; for greater certainty, the foregoing provision does not require the Underwriters to provide the Corporation with all of their invoices pursuant to Section 17.2 at or prior to the Closing Time or Option Closing Time, as the case may be.

19. Restrictions on Further Issues or Sales

19.1 During the period commencing the date of this Agreement and ending on the day which is 180 days following the Closing Date:

(a) without the prior written consent of BMONB, the Corporation shall not directly or indirectly, (i) offer, issue, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any Common Shares, financial instruments or securities convertible into or exercisable or exchangeable for Common Shares or announce any intention to do any of the foregoing, in a public offering, by way of private placement or otherwise (except pursuant to employee or executive incentive compensation arrangements or a dividend reinvestment plan approved by BMONB) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction is to be settled by delivery of Common Shares, other securities, cash or otherwise;

(b) except for transactions related to the sale of the Offered Securities, the Corporation undertakes to ensure that none of the direct or indirect owners of common equity interests in the Corporation (should they own a direct or indirect interest in the Corporation after

the Closing) nor the directors, members of management or partners of the Corporation and its Subsidiaries, as applicable, who would own a direct or indirect interest in the Corporation or any of its affiliates after the Closing, will, directly or indirectly, (i) offer, sell, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction is to be settled by delivery of Common Shares, other securities, cash or otherwise.

19.2 Ventures will not during the period commencing on the date hereof and ending two years after the Closing Date, directly or indirectly, issue, sell, offer, assign, transfer, pledge, grant a security interest in, contract to sell, grant an option or warrant to purchase, make any short sale or otherwise enter into any arrangement (including a monetization arrangement or hedging or similar transaction) which has the effect of transferring any or all of the economic benefits of ownership of any of their Subco Class B Units or Acquisitions Class B Units or announce publicly its intention to do so, without having obtained the prior written consent of BMONB (on behalf of the Underwriters), such consent not to be unreasonably withheld.

20. Obligations of the Underwriters to Purchase the Offered Securities

20.1 Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Securities will be several and not joint. The percentage of the Offered Securities to be severally purchased and paid for by each of the Underwriters will be as follows:

BMO Nesbitt Burns Inc.	31.8%
CIBC World Markets Inc.	23.0%
RBC Dominion Securities Inc.	23.0%
National Bank Financial Inc	11.1%
Canaccord Capital Corporation	6.7%
Wellington West Capital Markets Inc.	4.4%

If an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Offered Securities which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 15) (the "Defaulted Shares"), BMONB may delay the Closing Date for not more than five days and the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Shares *pro rata* according to the number of Offered Securities to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Shares to be purchased by the Refusing Underwriter(s) does not exceed 10% of the Offered Securities, the Continuing Underwriters will be obligated to purchase the Defaulted Shares on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Shares to be purchased by Refusing Underwriters exceeds 10% of the Offered Securities, the Continuing Underwriters will not be obliged to purchase the Defaulted Shares and, if the Continuing Underwriters do not elect to purchase the Defaulted Shares:

(a) the Continuing Underwriters will not be obliged to purchase any of the Offered Securities;

(b) the Corporation will not be obliged to sell less than all of the Offered Securities; and

(c) the parties to this Agreement other than the Refusing Underwriters will be entitled to terminate their obligations under this Agreement arising from their acceptance of this offer, in which event there will be no further liability on the part of the parties to this Agreement other than the Refusing Underwriters, except pursuant to the provisions of Sections 16 and 17.

21. Notice

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(a) in the case of the Corporation, the Issuer Entities or Ventures

Corporation or any Issuer Entity

Northstar Healthcare Inc.
4120 Southwest Freeway
Suite 150
Houston, Texas 77027

Attention: Donald L. Kramer
Facsimile No.: (713) 355-8615

with a copy to:

Capstone Associated Services, Ltd.
5051 Westheimer, Suite 1875
Houston, TX 77056-5604

Attention: Stewart A. Feldman
Facsimile No.: (713) 623-0329

with a copy to:

Goodmans LLP
250 Yonge Street
Toronto, ON
M5B 2M6

Attention: Stephen Pincus
Facsimile No.: (416) 597-4104

Ventures

Healthcare Ventures, Ltd.
c/o Northstar Healthcare Inc.

Attention: Donald L. Kramer
Facsimile No.: (713) 355-8615

each with a copy to:

Cokinos, Bosien & Young, P.C.
1500 Woodson Tower
2919 Allen Parkway
Houston, Texas 77019

Attention: Doug Samuelson
Facsimile No.: (713) 535-5533

with a copy to:

The Feldman Law Firm LLP
5051 Westheimer, Suite 1850
Houston, TX 77056-5604

Attention: Stewart A. Feldman
Facsimile No.: (713) 850-8530

(b) in the case of the Underwriters:

BMO Nesbitt Burns Inc.
1 First Canadian Place, 4th Floor
Toronto, Ontario M5X 1H3

Attention: Kenneth Manget
Facsimile No.: (416) 359-4404

with a copy to:

Borden Ladner Gervais LLP
Suite 1200 Waterfront Centre
200 Burrard St.
P.O. Box 48600
Vancouver, British Columbia
V7X 1T2

Attention: William F. Sirett
Facsimile No.: (604) 622-5847

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy and will be deemed to

have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy, on the first business day following the day on which it is sent.

22. Representative of Underwriters

Except with respect to Sections 15 and 16 all transactions and notices on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by BMONB and BMONB will in good faith discuss with the other Underwriters the nature of any of such transactions and notices prior to giving effect to them or the delivery of them, as the case may be.

23. Time of Essence

Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.

24. Representations, Warranties and Agreements Surviving Closing

The representations and warranties of each party contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement will survive the Closing and continue in full force and effect for a period of 36 months plus 60 days from the Closing Date and the Option Closing Date, except that:

(a) the representations and warranties set out in Sections 11.4(aa), (bb) and (cc) and the representations and warranties set out in Sections 9, 10, 13 and 18 in each of Annex B and Annex C will survive the Closing and continue in full force and effect for the duration of any assessment and related appeal periods;

(b) the representations and warranties set out in Sections 11.4(a), (b) and (c) and the representations and warranties set out in Sections 1, 2, 6, 17, 30 and 34 in each of Annex B and Annex C will survive the Closing and continue in full force and effect without limitation of time; and

(c) the representations and warranties set out in Annex B and Annex C which are not referred to in Section 24(a) and (b) above will survive the Closing and continue in full force and effect for a period of 24 months from the Closing Date and the Option Closing Date.

25. Miscellaneous

25.1 This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

25.2 Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

25.3 This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

25.4 To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

25.5 This Agreement and the other documents referred to in this Agreement constitute the entire agreement between the parties hereto relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

25.6 The terms and provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

25.7 In the event that any party to this Agreement commences any litigation, proceeding or other legal action in connection with or relating to this Agreement or any matters contemplated hereby or thereby, each party to this Agreement hereby (a) agrees that any such litigation, proceeding or other legal action may be brought in a court of competent jurisdiction located within Toronto, Ontario, Canada, (b) agrees that in connection with any such litigation, proceeding or action, such party will consent and submit to personal jurisdiction in any such court described in clause (a) of this Section 25.7 and to service of process upon it in accordance with the rules and statutes governing service of process, (c) agrees to waive to the full extent permitted by applicable law any objection that it may now or hereafter have to the venue of any such litigation, proceeding or action in any such court or that any such litigation, proceeding or action was brought in an inconvenient forum, (d) agrees as an alternative method of service to service of process in any such litigation, proceeding or action by mailing of copies thereof to such party at its address set forth in Section 21 agrees that any service made as provided herein shall be effective and binding service in every respect, and (f) agrees that nothing herein shall affect the rights of any party to effect service of process in any other manner permitted by applicable law.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOLLOWS

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

BMO NESBITT BURNS INC.

By: *"Kenneth Manget"*
(Authorized Signatory)

CIBC WORLD MARKETS INC.

By: *"Marc Letourneau"*
(Authorized Signatory)

RBC DOMINION SECURITIES INC.

By: *"J. Craig Dudra"*
(Authorized Signatory)

NATIONAL BANK FINANCIAL INC.

By: *"Michelle Fiebig"*
(Authorized Signatory)

CANACCORD CAPITAL CORPORATION

By: *"Ronald A. Rimer"*
(Authorized Signatory)

WELLINGTON WEST CAPITAL MARKETS INC.

By: *"Jeff Reymer"*
(Authorized Signatory)

Accepted and agreed to by the undersigned as of the date of this letter first written above.

NORTHSTAR HEALTHCARE INC.

By: *"Donald L. Kramer"*
(President)

NORTHSTAR HEALTHCARE HOLDINGS, INC.

By: *"Stewart A. Feldman"*
(Chairman and Chief Executive Officer)

By: *"Donald L. Kramer"*
(President)

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

By: *"Stewart A. Feldman"*
(Chairman and Chief Executive Officer)

By: *"Donald L. Kramer"*
(President)

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

By: *"Stewart A. Feldman"*
(Chairman and Chief Executive Officer)

By: *"Donald L. Kramer"*
(President)

NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C.

By: *"Stewart A. Feldman"*
(Chairman and Chief Executive Officer)

By: *"Donald L. Kramer"*
(President)

NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C.

By: *"Stewart A. Feldman"*
(Chairman and Chief Executive Officer)

By: *"Donald L. Kramer"*
(President)

HEALTHCARE VENTURES, LTD.
by HEALTHCARE VENTURES MANAGEMENT CORP., its sole general partner

By: *"Stewart A. Feldman"*
(Chairman and Chief Executive Officer)

By: *"Donald L. Kramer"*
(President)

ANNEX A

TO

UNDERWRITING AGREEMENT

U.S. Selling Restrictions

As used in this Annex A, the following terms have the following meanings:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Annex, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

"Foreign Issuer" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Annex, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offshore Transaction" means an "offshore transaction" as defined in Rule 902 of Regulation S;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities" means an aggregate of 12,087,698 common shares in the capital of the Corporation (the "Common Shares");

"Selling Dealer Group" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Securities pursuant to the Underwriting Agreement;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"Transfer Agent" means CIBC Mellon Trust Company;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a "U.S. person" as defined in Regulation S; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1. Each Underwriter represents, warrants and covenants with and to the Corporation that:

   (a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act. It has not offered or sold, and will not offer or sell, any of the Securities constituting part of its allotment except (i) in an Offshore Transaction in accordance with Regulation S or (ii) in the United States in accordance with Rule 144A as provided in this Annex A;

   (b) Neither the Underwriter, its affiliates or anyone acting on its behalf, has engaged in or will engage in, has made or will make, has facilitated or will facilitate the making of (other than in accordance with this Annex A) (i) any offer to sell or solicitation of an offer to buy any Securities to a U.S. Person, or (ii) any sale of any Securities to any purchaser, unless at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter or affiliate reasonably believed that such purchaser was outside the United States;

   (c) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any member of the Selling Dealer Group or with the prior written consent of the Corporation; and

   (d) It shall require each member of the Selling Dealer Group to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that each Selling Group Member complies with, the provisions of clauses as if such provisions applied to such selling group member.

2. Each Underwriter represents, warrants and covenants to and agrees with the Corporation that:

   (a) All offers and sales of the Securities in the United States shall only be effected through its U.S. broker-dealer affiliate(s) (the "U.S. Placement Agent") in accordance with all applicable United States and applicable state securities law broker-dealer requirements;

   (b) The U.S. Placement Agent is a Qualified Institutional Buyer;

(c) It shall cause the U.S. Placement Agent not to solicit offers for, or offer to sell, the Securities in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(d) It shall cause the U.S. Placement Agent to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will cause the U.S. Placement Agent to solicit offers for the Securities only from, and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in paragraphs (3)(a) through (d) below (to the extent such representations are applicable to the purchaser concerned);

(e) It shall cause the U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A;

(f) It shall cause the U.S. Placement Agent to deliver a copy of the Final Prospectus dated May 9, 2007 (the "Prospectus"), together with a U.S. offering circular for the U.S. offering which wraps the Prospectus (the "U.S. Offering Circular") to each person in the United States purchasing Securities from it (the Prospectus and the U.S. to deliver collectively, the "U.S. Offering Documents");

(g) It shall cause the U.S. Placement Agent to agree, for the benefit of the Corporation and its affiliates, to the same provisions as are contained in paragraphs (1) and (2) of this Annex A;

(h) At least one business day prior to closing, it shall cause the U.S. Placement Agent to provide the Transfer Agent with a list of all purchasers of the Securities in the United States; and

(i) At closing it, together with the U.S. Placement Agent, shall provide a certificate, substantially in the form of Exhibit I to this Annex A.

3. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the U.S. Placement Agent in the United States pursuant to the provisions of Rule 144A to persons which are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the U.S. Offering Documents and by purchasing Securities, each purchaser shall, by its purchase of the Securities, be deemed to have represented and warranted for the benefit of the Corporation, its affiliates, the Underwriters and the U.S. affiliates of the Underwriters, that:

(a) it is authorized to consummate the purchase of the Securities;

(b) it understands and acknowledges that the Securities will not be and have not been registered under the Securities Act or the securities laws of any jurisdiction of the United States, and that the offer and sale of the Securities are being made in reliance upon Rule 144A;

(c) it is a Qualified Institutional Buyer and is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or state securities laws;

(d) it acknowledges that it has not purchased the Securities as a result of any General Solicitation or General Advertising;

(e) it understands and acknowledges that the Securities are "restricted securities" within the meaning of the Rule 144, and that if in the future it decides to resell, pledge or otherwise transfer such Securities, the same may be offered, resold, pledged or otherwise transferred only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations; (C) within the United States, in accordance with (i) Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance on Rule 144A, or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States, or (D) in another transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, after in the case of proposed transfers pursuant to (C)(ii) or (D) above, providing an opinion of counsel to the Transfer Agent of recognized standing and reasonably satisfactory to the Corporation, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(f) it is relying on the information contained in the U.S. Offering Documents and its own investigations in making its investment decision with respect to the Securities. It acknowledges that no representation or warranty is made by the Underwriters or the U.S. affiliates of the Underwriters as to the accuracy or completeness of such materials. It further acknowledges that none of the Corporation, the Underwriters or the U.S. affiliates of the Underwriters has made any representation or given any information to it with respect to the Corporation or the offering or sale of any Securities other than the information contained in the U.S. Offering Documents;

(g) it understands and acknowledges that the global certificate representing any Securities, sold in the United States registered to CDS or its nominee, will bear the following legend until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF NORTHSTAR HEALTHCARE INC. THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO NORTHSTAR HEALTHCARE INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN

ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN EITHER CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (D) ABOVE, A LEGAL OPINION SATISFACTORY TO NORTHSTAR HEALTHCARE INC. MUST FIRST BE PROVIDED.

IF NORTHSTAR HEALTHCARE INC. IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO NORTHSTAR HEALTHCARE INC., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Securities are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a Foreign Issuer at the time of sale, the legend may be removed by providing a declaration to the Transfer Agent in the form attached hereto as Exhibit II (or as the Corporation may prescribe from time to time);

If any Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Transfer Agent of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, that the legend is no longer required under the U.S. Securities Act or state securities laws;

(h) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters and their U.S. affiliates in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities;

(i) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set out and described herein and in the U.S. Placement Memorandum;

(j) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(k) it acknowledges that it has received a copy of the U.S. Offering Documents and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the

U.S. Offering Documents and that it considered necessary in connection with its decision to invest in the Securities;

(l) it understands and acknowledges that, after the Closing Date (as defined in Section 1.1), the Corporation (i) is not obligated to remain a Foreign Issuer, and (ii) may not, at the time the Securities are resold by it or at any other time, be a Foreign Issuer; and

(m) it understands and acknowledges that it is making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Corporation, its affiliates, the Underwriters and the U.S. Placement Agent and any other United States affiliates of the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase Securities.

4. The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Corporation with respect to the distribution of the Securities except (a) with their affiliates, (b) with members of the Selling Dealer Group in accordance with paragraph 1(c) of this Annex A, or (c) otherwise with the prior written consent of the Corporation; and in all cases, in conformance with this Annex A.

5. The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it, as of the Closing Date, is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

(b) it is not required to register as an "investment company" pursuant to the provisions of the U.S. Investment Company Act of 1940;

(c) at the date hereof, the Securities are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter-dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the Securities Act) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, it shall either: (A) furnish to the U.S. Securities and Exchange Commission all information required to be furnished in accordance with Rule 12g3-2(b) under the Exchange Act; (B) file reports and other information with the U.S. Securities and Exchange Commission under Section 13 or 15(d) of the Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A;

(e) neither its affiliates nor any person acting on its or their behalf has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising; and

(f) neither its affiliates nor any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Securities.

6. The Corporation will deliver to the Underwriters as soon as practicable after the Final Prospectus has been prepared, an offering circular in form and substance satisfactory to the Underwriters and

their U.S. counsel incorporating the Final Prospectus, prepared for use in connection with the offering for sale of the Common Shares in the U.S. and, promptly after preparation, any amendment to the offering circular.

Exhibit I

Underwriters' Certificate

In connection with the offer and sale of **[Title of Securities]** (the "Securities") of **[Name of Issuer]** ("the Corporation") to one or more U.S. institutional investors (the "U.S. Purchasers"), the undersigned **[Lead Underwriter]**, on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement dated as of **[date]** among the Corporation and the Underwriters (the "Underwriting Agreement"), and **[name of U.S. broker-dealer affiliate of Lead Underwriter]** who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States will be effected by the U.S. Placement Agent in accordance with all applicable United States and all applicable state securities laws broker-dealer requirements;

(b) they have not solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"));

(c) each offeree was provided with **[specify documents delivered to offerees]**, together with a U.S. covering offering circular relating to the offering of the Securities in the United States (together, the "Offering Documents") they have not used and will not use any written material other that the Offering Documents;

(d) immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (a "Qualified Institutional Buyer"), and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer; and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement, including particularly Annex A thereto.

Dated: ______________________

[Lead Underwriter]

By:____________________
Name:
Title:

[U.S. Broker-Dealer Affiliate of Lead Underwriter]

By:_____________________
Name:
Title:

Exhibit II

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: **[Transfer Agent]**, as registrar and transfer agent for Common Shares of Northstar Healthcare Inc.

The undersigned:

- acknowledges that the sale of the securities of Northstar Healthcare Inc. to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the *United States Securities Act of 1933*, as amended (the "Securities Act"), and
- certifies that:

1. it is not an affiliate of Northstar Healthcare Inc. (as defined in Rule 405 under the Securities Act);
2. the offer of the securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;
3. neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities;
4. the sale is *bona fide* and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities"(as that term is defined in Rule 144(a)(3) under the Securities Act);
5. the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and
6. the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act.

Terms used in this declaration have the meanings given to them in Regulation S.

Dated:____________________ By: ____________________________

Name:

Title:

ANNEX B

TO

UNDERWRITING AGREEMENT

For purposes of this Annex, the following capitalized terms shall have the meanings set forth as follows and all other capitalized terms shall have the meanings assigned to them in the Agreement:

"Acquired Ownership Interests" shall mean, collectively, the Partnership Interests purchased by Purchaser comprised of a one percent Partnership Interest to be acquired by General Partner and a 59% Partnership Interest to be acquired by Northstar LPCo, as contemplated in the Kirby Partnership Interests Purchase Agreement;

"Closing Date" shall mean 10:00 a.m. on the date that is, at Purchaser's discretion, simultaneously, but not later than the second business day (in both the United States and Canada) following the funding of the financing of Northstar Holdco;

"Company" shall mean the Kirby Partnership;

"Facility" shall mean the ambulatory surgery center presently located at 9300 Kirby Drive, Suite 100, Houston, Texas 77054 that is owned and operated by the Company;

"Kirby Partnership Agreement" shall mean the Partnership Agreement in respect of the Kirby Partnership;

"Kirby Partnership Interests Purchase Agreement" shall mean the Partnership Interests Purchase Agreement pertaining to the Kirby Partnership;

"knowledge of Seller" or "Seller's knowledge" or terms of similar import shall mean the knowledge of the Corporation, the Issuer Entities and Ventures, as provided for in Section 1.3(f) of the Agreement;

"Partnership Interests" shall mean the equity interests, of all types, in the Company;

"Purchaser" shall mean, collectively, Northstar LPCo and Northstar GPCo;

"Seller" shall mean each of the partners in the Company listed on Schedule A to the Kirby Partnership Interests Purchase Agreement;

In addition to the representations and warranties contained in Sections 11.2 and 11.3 of the Agreement, the Corporation, each Issuer Entity and Ventures jointly and severally represent and warrant to the Underwriters as follows:

1. Organization of the Company: Authority.

   (a) The Company is a Texas limited liability partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas, with all executed forms of its current partnership agreement and filings with the Secretary of State attached as Schedule 2.1.1 to the Kirby Partnership Interests Purchase Agreement. See also Schedule 2.34 to the Kirby Partnership Interests Purchase Agreement for prior agreements. The Company has full power and authority to own its properties and to carry on its business as the same is now being conducted, and to own or to hold under lease the

properties and assets it now holds or owns under lease. Attached as Schedule 2.1.1 to the Kirby Partnership Interests Purchase Agreement, are the governance documents of the Company and the credentialing process for the Facility. The Company has obtained all licenses, permits, or other authorizations, and has taken all actions required by applicable law or governmental regulation in connection with its business as the same is now conducted. Attached as Schedule 2.1.2 to the Kirby Partnership Interests Purchase Agreement are all minutes of any governing committee or board of the Company for the last 2 years.

(b) Each Seller owns all of the outstanding Partnership Interests indicated on Schedule A to the Kirby Partnership Interests Purchase Agreement free and clear of any and all liens, other than liens created by the Kirby Partnership Interests Purchase Agreement;

(c) If any Seller is an entity, the execution and delivery of the Kirby Partnership Interests Purchase Agreement and the other documents and instruments to be executed and delivered by such Seller pursuant thereto and the consummation of the transactions contemplated thereby have been duly authorized by all applicable action;

(d) No other or further act or proceeding on the part of any Seller or any lienholder or other party is necessary to authorize the Kirby Partnership Interests Purchase Agreement or the other documents and instruments to be executed and delivered by any Seller pursuant thereto or the consummation of the transactions contemplated thereby; and

(e) The Kirby Partnership Interests Purchase Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by each Seller pursuant thereto will constitute, valid binding agreements of each Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

2. No Ownership of Other Entities: No Subsidiaries. Except as listed on Schedule 2.2 to the Kirby Partnership Interests Purchase Agreement, the Company does not own and has no obligation to acquire any interest in any corporation, partnership, proprietorship, firm, association or any other business entity.

3. Financial Statements.

(a) The Company has delivered to Purchaser copies of its independently audited financial statements as of and for the years ending December 31, 2003, December 31, 2004 and December 31, 2005; and unaudited financial statements for the year ending December 31, 2006 which have been reviewed by the Company's independent auditor, the afore-described financial statements are collectively referred to in this Schedule as the "Financial Statements". Sellers have authorized the Company's independent auditors, all at the Purchaser's sole expense (i) to consent to the inclusion of the Financial Statements in any offering statement, offering memoranda or prospectus prepared by the Purchaser, and (ii) to allow the Financial Statements to be incorporated into consolidated or consolidating, actual or pro forma, financial statements of Purchaser or its affiliates. The Financial Statements were prepared from the books and records of the Company and fairly present in all material respects, in accordance with generally accepted accounting principles ("GAAP") consistently applied (except as noted therein, and except, in the case of unaudited interim financial statements, for normal year-end adjustments), the financial

condition of the Company as and at the respective dates and the results of their operations for the period covered thereby and on the accrual basis of accounting, recognizing that the operations of the Company and its tax reporting may be on the modified cash basis.

(b) The Company did not have as of December 31, 2006, nor will it have on the Closing Date:

(i) Any obligations, commitments or liabilities, contingent or otherwise, whether for taxes or otherwise, arising out of events which occurred prior to such date not reflected in the Financial Statements or in the Schedules to the Kirby Partnership Interests Purchase Agreements;

(ii) Any continuing contract for the future purchase of services or materials, which cannot be terminated by the Company, its successors or assigns, without payment of any amount as a penalty or for the breach or alleged breach thereto, or any contract(s) or commitment(s) for capital expenditures individually or collectively aggregating in excess of $10,000, or any contract or commitment which has a duration or is for a period of more than thirty (30) days from the Closing Date, except for those contracts or commitments set forth in Schedule 2.3(b) to the Kirby Partnership Interests Purchase Agreement;

(iii) Any pension, retirement, deferred compensation, profit sharing, bonus, retainer, consulting, welfare (including medical and/or dental, and/or disability) or incentive compensation plan, or any fringe or other benefit(s) arrangement contract and/or agreement with or for any Seller, officer, director, employee or any other person which cannot be immediately terminated without payment of any amount as a penalty, bonus, premium, or for the breach or alleged breach thereto; or other compensation for such termination, and without any continuing liability to any current or former officer, director, Seller, employee, or any other person with respect to any benefits, whether accruing prior to or after any such termination except as set forth in Schedule 2.3(c) to the Kirby Partnership Interests Purchase Agreement;

(iv) Any notes or accounts receivable net of any allowances for estimated uncollectible accounts which are not current and collectible, except for uncollectible items, counterclaims or set-offs which, in the aggregate, are not in excess of the reserves provided therefore in the Financial Statements, as adjusted in the ordinary course of business to the Closing Date;

(v) Any work in progress that is not good and collectible, which is not reflected in an allowance for estimated uncollectible accounts in the books of the Company, or

(vi) Any guaranty, indemnification, assumption, or like commitment for the payment of obligations or indebtedness of any other person.

4. No Adverse Change. Except as listed on Schedule 2.4 to the Kirby Partnership Interests Purchase Agreement, since December 31, 2006, there has not been (nor has there been any known occurrence or circumstances which would reasonably be expected to result in) any material adverse change in the business, capitalization, financial condition, or properties of the Company. Except as listed on Schedule 2.4 to the Kirby Partnership Interests Purchase Agreement, the only changes in the business, capitalization, financial condition, results of operations or property of the

Company since that date are those arising from the normal and regular conduct of business, and, to Sellers' knowledge, no known loss, damage, or destruction of its property or business (whether or not covered by insurance) has occurred since said date or is threatened or known to the Sellers to be probable.

5. Non-Occurrence of Specified Events. Except as listed on Schedule 2.5 to the Kirby Partnership Interests Purchase Agreement, since December 31, 2006, the Company has conducted its business in the ordinary course, consistent with past practices, and there has not been:

   (a) Any increase in, or plan or commitment to increase, the compensation payable or to become payable to any of its officers, directors, employees, partners or independent contractors, other than increases in the ordinary course of business consistent with past practices;

   (b) Any indebtedness incurred or committed to by the Company other than indebtedness incurred or committed to in the ordinary course of business, consistent with past practices;

   (c) Any capital expenditures or commitments to make capital expenditures by the Company that in the aggregate exceed $10,000; or

   (d) Any material transaction or commitment relating to the Company, including the acquisition or disposition of a substantial amount of assets.

6. Binding Effect; No Contravention. Neither the execution nor delivery of the Kirby Partnership Interests Purchase Agreement nor the consummation of any of the transactions contemplated by the Kirby Partnership Interests Purchase Agreement will:

   (a) violate any provisions of the existing partnership agreement of the Company;

   (b) violate, conflict with or result in the breach or termination of; or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which any Seller or the Company are a party, or by which any Seller or the Company, or any of their respective properties or assets may be bound;

   (c) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company, result in the acceleration of any obligation of the Company or, as to any Seller, upon or with respect to any Seller's Partnership Interests;

   (d) violate any judgment, order, injunction, decree or award against or binding upon any Seller or the Company or upon the property, business or assets of the Company, or as to each Seller, upon or with respect to each Seller's Partnership Interests; or

   (e) violate or conflict with any law, edict, regulation or administrative guideline or policies of the United States or of Texas relating to any Seller or the Company.

7. Compliance with Laws. Except as listed on Schedule 2.7 to the Kirby Partnership Interests Purchase Agreement or as covered by Section 2.18 with respect to environmental laws, the Company is not and has not been in violation of any applicable law or regulation, or of any judgment, order, decree or other requirement of any court, tribunal, or governmental body, or any

agency or official acting in an official capacity, the violation of which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business or financial condition of the Company.

8. Governmental Consent. Except for any required filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 16 CFR §801-803, 15 U.S.C. §18a (the "HSR Act"), no consent, approval, or authorization of, or declaration or filing with, any agency of the United States or any other governmental authority is required on the part of the Company or the Sellers in connection with the consummation of the transactions contemplated by the Kirby Partnership Interests Purchase Agreement, which has not been theretofore been obtained.

9. Litigation. Except as listed on Schedule 2.9 to the Kirby Partnership Interests Purchase Agreement, there is no action, proceeding, or investigation pending, or, to Seller's knowledge, threatened against or affecting the Company or any Seller with respect to its ownership of the Partnership Interests in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic, except for such actions which, if adversely determined, singly and in the aggregate, would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company or any Seller's right to convey the Acquired Ownership Interests, and there is no such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated therein. The Company is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal which has materially adversely affected, or which would reasonably be expected to have a material adverse effect on, the business or financial condition of the Company.

10. Taxes. All taxes arising out of the Company's operations (whether such be for federal income, state franchise or state gross receipts taxes, real property, personal property, withholding and all other taxes and levies of any and all sort) due for periods ending on or before December 31, 2006 have, to Sellers' knowledge, been timely paid to the extent due or otherwise accrued on the books and records of the Company. To Sellers' knowledge, the Financial Statements contain adequate provision for all federal income, accumulated earnings or other federal taxes and all state or local income, franchise, real property, personal property, sales, withholding and all other taxes, assessments and levies imposed on the Company or its property or rights arising out of the Company's operations on or before the Closing Date, regardless of whether such is payable by the Company after the Closing Date. To Sellers' knowledge, neither the Internal Revenue Service nor any of Texas' taxing authorities have examined the federal income tax returns of the Company for any past periods. No deficiency in payment of any taxes for any period has been asserted by any taxing body and remains unsettled at the date of the Kirby Partnership Interests Purchase Agreement, and, to Sellers' knowledge, all reports or returns required to be filed by the Company with any federal, state or local governmental body or authority have been properly filed. There have been no special assessments, audits, reviews or challenges as to real estate, ad valorem, personal property, franchise, and federal income tax assessments of the Company since the Company's formation in 2003, except as set forth on Schedule 2.10 to the Kirby Partnership Interests Purchase Agreement.

11. Contracts. Schedule 2.11.1 to the Kirby Partnership Interests Purchase Agreement lists all contracts or commitments which are in writing to which the Company is a party and setting forth the material terms of any of such contracts or commitments:

(a) all contracts or commitments involving: (i) more than $10,000 or extending more than three (3) months for the purchase of supplies, equipment or products; or (ii) more than $10,000 or extending more than three (3) months relating to any services;

(b) all contracts or commitments to employees, directors, officers, agents, independent contractors, or consultants;

(c) all contracts or commitments evidencing or providing for loans by or to the Company;

(d) all leases of real property, vehicles or equipment;

(e) all contracts or commitments involving payments based directly on the profits or gross revenues of the Company;

(f) all contracts with or commitments to each supplier of products or services to the Company which, during the twelve (12) month period ending December 31, 2006, will have supplied $10,000 or more of products or services, indicating the existing contractual arrangements for continued supply from each such firm;

(g) all insurance policies owned or obtained or purchased by or for the Company, including all professional malpractice insurance policies of the Sellers issued since the formation of the Company in 2003, with such Schedule including for the last three years all insurance policies owned or obtained or purchased by or for the Company, including all liability insurance policies of the Company issued since its formation, the name of the insured, policy number, policy dates, limits of liability, brief description of the coverage for last three years and copies of any policy audits for the last three years;

(h) all managed care, Medicare and Medicaid contracts and any other third-party payor agreements;

(i) the names of all physicians with privileges at the Facility;

(j) all contracts for the acquisition, financing, operations or repair of equipment (other than as listed on any other portion of Schedule 2.11.1 or 2.11.2 to the Kirby Partnership Interests Purchase Agreement);

(k) all contracts and commitments not in the ordinary and usual course of business of the company (and not otherwise disclosed on the Schedules to the Kirby Partnership Interests Purchase Agreement); and

(l) all warranties retained by the Company on equipment used by it.

A true and correct copy of each of the contracts and commitments which would be covered by the above description in Section 2.11 but for the fact that such are not in writing are set forth in and attached in complete form to Schedule 2.11.2 to the Kirby Partnership Interests Purchase Agreement. No occurrence or circumstance exists which would reasonably be expected to constitute a breach or default (or which by the lapse of time and/or giving of notice would reasonably be expected to constitute a breach or default) by the Company or, to Seller's knowledge, by any other party under such contracts or commitments.

12. Assets of Company. Schedule 2.12 to the Kirby Partnership Interests Purchase Agreement lists all of the assets purchased by the Company for more than $1,000, such to include the following to the extent owned or used by the Company or otherwise held by it for use in connection with the business of the Company:

(a) all equipment, machinery, tools, appliances, telephone systems, copy machines, fax machines, computers, software, implements, spare parts, supplies, furniture and all other tangible personal property of every kind and description;

(b) all billings-in-process, cases-in-process, and accounts receivable; and

(c) all prepaid expenses and rentals, all assets held by third parties of any sort, and all bonds, deposits and financial assurance requirements relating to the Company.

Without limiting the generality of the foregoing, the Company's assets include such properties, rights or assets reflected on the balance sheet of the Company as of December 31, 2006 included in the Financial Statements, other than those that have been disposed of in the ordinary course of business since January 1, 2007.

13. Title to and Condition of Assets. The Company has good and valid title to all of its properties and assets used in connection with the Company's business or the business of the Facility (including the properties and assets reflected in the Financial Statements, except any of such properties and assets since disposed of for value in the ordinary course of business) and none of such properties or assets is subject to a contract of sale or subject to security interests, mortgages, encumbrances, liens, or charges of any kind or character, except as reflected in Schedule 2.13 to the Kirby Partnership Interests Purchase Agreement or in the Financial Statements. All fixtures and equipment are in good working condition, ordinary wear and tear excepted.

14. Conflicts of Interest. Except as disclosed in Schedule 2.14 to the Kirby Partnership Interests Purchase Agreement, each Seller, in his or her individual capacity, or as an owner, direct or indirect, individually or collectively, in any corporation, partnership, proprietorship, firm, or association: (a) is not a competitor, customer or supplier of the Company; (b) is not an entity against whom any rights or options are exercisable by the Company; (c) owes no money to or is not owed any money by the Company (other than indebtedness for compensation earned or expenses incurred but not yet reimbursed in the ordinary course of business and consistent with past practices) in an amount more than $1,000 in the aggregate; or (d) to Sellers' knowledge, none of the Sellers or any of the Sellers' immediate family members have any financial relationship (whether investment interest, compensation interest, or otherwise) with any entity to which any of the third-party payors referred to in Section 2.24 refer patients, except for such financial relationships that qualify for exceptions to state and federal laws restricting physician referrals to entities in which they have a financial interest.

15. Fees or Commissions of Brokers. Neither the Company nor any Seller has entered (directly or indirectly) into any agreement with any person or entity that would obligate the Purchaser to pay any commission, brokerage or "finder's fee" or other fee in connection with the Kirby Partnership Interests Purchase Agreement or the transactions contemplated therein.

16. Employees, Wages, Banks, Insurance. Schedule 2.16.1 to the Kirby Partnership Interests Purchase Agreement sets forth: (a) the names and job descriptions of all of the employees of the Company, together with a statement of the full amount paid or payable to each person monthly and the basis therefore; (b) the name of each bank, savings or other financial institution in which the Company has an account or safe deposit box, and the names and identification of all persons

authorized to draw thereon or to have access thereto; (c) the names of all persons, if any, holding powers of attorney from the Company, and a copy of each such power; (d) the organization chart, including the management, of the Facility; and (e) all employee benefit plans and other compensation incentives and perquisites not otherwise listed on Schedule 2.11.1 or 2.11.2 to the Kirby Partnership Interests Purchase Agreement. Since January 1, 2007, there has not been paid by or on behalf of the Company, nor has the Company committed to pay to or for the benefit of the Sellers, directors, officers, agents, employees, consultants or representatives of the Company anything other than wages, salaries, and expense reimbursements, in each case at the rates (subject to normal merit raises) and in accordance with practices then in effect, except for distributions paid to Sellers as are set forth on Schedule 2.16.2 to the Kirby Partnership Interests Purchase Agreement. The consummation of the transactions contemplated by the Kirby Partnership Interests Purchase Agreement will not result in any severance pay obligations to any persons employed by the Company immediately prior to, on or after the Closing Date, provided that the Company continues the employment of all such persons it currently employs. Other than partnership distributions and expense reimbursements for bona fide business expenses for the benefit of the partnership, no partner or affiliate thereof, has received any monies from the Partnership other than distributions as made in the ordinary course of business consistent with past practices.

17. Real Property. Schedule 2.17 to the Kirby Partnership Interests Purchase Agreement lists all real property, and attaches all applicable title documents and leases (the "Leases"), in which the Company has a leasehold or other interest (the "Real Property"), and any lien, charge or encumbrance on any such Lease. The sale of the Acquired Ownership Interests in the Company and/or its conversion to a Texas limited partnership would not reasonably be expected to create an event of default under or an acceleration of any Lease. To Sellers' knowledge, the use of such Real Property by the Company conforms to all public and private requirements regulating the use of the Real Property and the operations therein. Neither the execution, delivery nor performance of the Kirby Partnership Interests Purchase Agreement would reasonably be expected to cause the loss of any zoning privileges, variances or clearances, whether such be public or private (collectively "Zoning") benefiting the Real Property, and the Company and Sellers have no knowledge of any proceeding or governmental inquiry, whether actual or threatened, which would reasonably be expected to affect the Zoning of the Real Property, except to the extent that the failure to so conform would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company. To Sellers' knowledge, no occurrence or circumstance exists which constitutes a material breach or default (or which by the lapse of time and/or giving of notice would constitute a breach or default) by the Company or by any other party under the Lease. The Real Property is owned by a third party, not affiliated with any of the Sellers.

18. Compliance with Environmental Laws. With respect to Real Property, such Real Property has been maintained, to Sellers' knowledge, in compliance with all federal, state, and local environmental protection, occupational, health and safety or similar laws, ordinances, restrictions, licenses and regulations. Further, with respect to Medical Waste (as defined in Section 2.31 below), instruments, toxic or other hazardous substances and materials utilized in the Company's business, there have been no acts regarding such substances or materials which, to Sellers' knowledge, would not reasonably be expected to be in compliance with all applicable federal, state, and local environmental laws.

19. Governmental Permits. Schedule 2.19 to the Kirby Partnership Interests Purchase Agreement lists all governmental permits, licenses, certificates, consents and approvals necessary to enable the Company to own or lease its properties and to carry on its business as presently conducted,

together with copies thereof (collectively, the "Permits"). All such Permits have been validly issued and, to Sellers' knowledge, are currently in effect. The execution, delivery and performance of the Kirby Partnership Interests Purchase Agreement would not reasonably be expected to have a material adverse effect on the continued validity or sufficiency of such Permits, nor, to Sellers knowledge; will any additional permits, certificates, or documents be required by virtue of the execution, delivery or performance of the Kirby Partnership Interests Purchase Agreement to enable the Company to continue to conduct its business as now operated.

20. Trademarks, Licenses, etc. Except as set forth in Schedule 2.20 to the Kirby Partnership Interests Purchase Agreement, the Company owns no trademarks, trade names, or licenses. There are no rights under any other trademarks, trade names, or licenses required by the Company in connection with the conduct of its business as presently conducted. Neither the Sellers, nor any of the officers, directors, or employees of the Company has any interest in trademarks, trademark registrations and applications therefore, copyrights, licenses, or processes, which are used or usable by the Company in the conduct of its business or which infringe upon, conflict with, relate to improvements or modifications of, or relate to any invention, design, process or improvement which may supplement, substitute for or compete with any patents, trade names, trademarks, copyrights, inventions, licenses or processes now used or potentially usable by the Company in the conduct of its business. The Company has the full and exclusive right to use its corporate name in any place where it does business. The Company has not received any notice, nor, to Sellers knowledge, is there any conflict or claimed conflict with respect to the rights of others to the use of the Company's corporate names, or any such patents, patent applications, inventions, disclosures, copyrights, trademarks, trade names or licenses used by the Company.

21. Sellers are Conforming Partners. Except as set forth on Schedule 2.21 to the Kirby Partnership Interests Purchase Agreement, as of December 31, 2006, each Seller is a Qualified Investor and met the Income/Procedure Test, both as defined in the Partnership Agreement.

22. [Intentionally left blank.]

23. [Intentionally left blank.]

24. Healthcare Compliance. The Company is participating or otherwise authorized to receive reimbursement from Medicare and is a party to other third-party payor agreements set forth in Schedule 2.11.1 and 2.11.2 to the Kirby Partnership Interests Purchase Agreement. Except as listed on Schedule 2.24 to the Kirby Partnership Interests Purchase Agreement, all certifications and contracts required for participation in such programs are in full force and effect and have not been amended or otherwise modified, rescinded, revoked or assigned, and to Sellers' knowledge, no condition exists or event has occurred which in itself or with the giving of notice or the lapse of time or both which would reasonably be expected to result in the suspension, revocation, impairment, forfeiture or non-renewal of any such third-party payor program. To Sellers' knowledge, the Company is in compliance with the requirements of all such third-party payors applicable thereto. The Sellers have not received any notice nor have any knowledge that any third-party payor intends to terminate or materially reduce its business with, or reimbursement to, the Sellers. The Sellers have no reason to believe that any third-party payor will cease to do business with the Sellers after, or as a result of, the consummation of any transactions contemplated hereby. To Seller's knowledge, there are no facts, conditions or events which would reasonably be expected to materially adversely affect the Company's relationship with any third-party payor.

25. Fraud and Abuse. Each Seller, and to Seller's knowledge, all persons and entities providing professional services for the Company have not engaged in any activities which are prohibited

under 42 U.S.C. § I 320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including the following: (a) knowingly and wilfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (b) knowingly and wilfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (d) knowingly and wilfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration: (x) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid; or (y) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid. To Seller's knowledge, each Seller has at all times complied with the requirements of the Ethics in Patient Referral Act. Furthermore, to Seller's knowledge, each Seller has filed all reports required to be filed by the State of Texas and federal law regarding compensation arrangements and financial relationships between a physician and an entity to which the physician refers patients.

26. Rates and Reimbursement Policies. Except as set forth in Schedule 2.26 to the Kirby Partnership Interests Purchase Agreement: (i) there are no restrictions or limitations on rates which may be charged to private pay patients receiving services provided by the Company; (ii) the Company does not have any rate appeal currently pending before any governmental authority or any administrator of any third-party payor program; (iii) to Sellers' knowledge, there is no applicable law which affects rates or reimbursement procedures which has been enacted, promulgated or issued preceding the date of the Kirby Partnership Interests Purchase Agreement or any such legal requirement proposed or currently pending in the State of Texas which would reasonably be expected to have a material adverse effect on the business or financial condition of the Company, or to result in the imposition of additional Medicaid, Medicare, charity, free care, welfare or other discounted or government assisted patients of the Company or to require the Company to obtain any necessary authorization which the Company does not currently possess; and (iv) to Seller's knowledge, there is no impending proposed reduction in reimbursement from third party or other payors nor any threatened termination of payor contracts.

27. Medical Staff. Except as set forth in Schedule 2.27 to the Kirby Partnership Interests Purchase Agreement, there are no physicians who are providing services on behalf of the Company who, to Sellers' knowledge, plan, or have threatened to terminate his or her relationship with the Company or to reduce any of their utilization of the Facility including on account of retirement. To Sellers' knowledge, none of the physicians providing professional services at the Company have a present intention to retire from the practice of medicine or to alter their practice as such now exists in the next five (5) years nor to become an owner of a hospital or of another ambulatory surgery center, and none of the Sellers are aware of any discussions to the effect of either.

28. Medical Providers. To Sellers' knowledge, since the formation of the Company in 2003, each physician, and other health care provider who is or was employed by, or who renders or has rendered services on behalf of the Company:

(a) Licenses. Has been duly licensed and registered, and in good standing by the State of Texas to engage in the practice of medicine (including podiatry), and said license and registration have not been suspended, revoked or restricted in any manner;

(b) Controlled Substances. Has current controlled substances registrations issued by the State of Texas and the U.S. Drug Enforcement Administration, which registrations have not been surrendered, suspended, revoked or restricted in any manner;

(c) Actions. Except as set forth on Schedule 2.28 to the Kirby Partnership Interests Purchase Agreement, has not been a party or subject to:

(i) Malpractice Actions. Any malpractice suit, claim (whether or not filed in court), settlement, settlement allocation, judgment, verdict or decree;

(ii) Disciplinary Proceedings. Any disciplinary, peer review or professional review investigation, proceeding or action instituted by any licensure board, hospital, medical school, physical therapy school, health care facility or entity, professional society or association, third-party payor, peer review or professional review committee or body, or governmental agency;

(iii) Criminal Proceedings. Any criminal complaint, indictment or criminal proceedings;

(iv) Investigation. Any investigation or proceedings, whether administrative, civil or criminal, relating to an allegation of filing false health care claims, violating anti-kickback or fee-splitting laws, or engaging in other billing improprieties;

(v) Mental Illnesses. Any organic or mental illness or condition that impairs or may impair such physician's ability to practice;

(vi) Substance Abuse. Any dependency on, habitual use or episodic abuse of alcohol or controlled substances, or any participation in any alcohol or controlled substance detoxification, treatment, recovery, rehabilitation, counselling, screening or monitoring program;

(vii) Professional Ethics. Any allegation, or any investigation or proceeding based on any allegation of violating professional ethics or standards, or engaging in illegal, immoral or other misconduct (of any nature or degree), relating to his or her practice; or

(viii) Application for Licensure. Any denial or involuntary withdrawal of an application in any state for licensure as a physician or physical therapist, for medical staff privileges at any hospital or other health care entity, for board certification or recertification, for participation in any third party payment program, for state or federal controlled substances registration, or for malpractice insurance.

29. HIPAA. Schedule 2.29 to the Kirby Partnership Interests Purchase Agreement lists and describes all policies of the Company with respect to compliance with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the final regulations promulgated thereunder, whether such policies have been put in place or are in process. Schedule 2.29 to the Kirby

Partnership Interests Purchase Agreement includes but is not limited in any manner whatsoever to any privacy compliance plan of the Company in place or in development, and any plans, analyses or budgets relating to information systems including but not limited to necessary purchases, upgrades or modifications to effect HIPAA compliance.

30. Improper and Other Payments. To Sellers' knowledge, neither the Company nor the Sellers have (a) used any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds; (c) established or maintained any unlawful or unrecorded fund of Company monies or other assets; (d) made any false or fictitious entries on the books of account of the Company; or (e) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

31. Medical Waste. With respect to the generation, transportation, treatment, storage, and disposal, or other handling of Medical Waste, the Sellers and the Company, to their knowledge, have complied with all Medical Waste Laws (as hereinafter defined).

"Medical Waste" includes, but is not limited to, (a) pathological waste, (b) blood, (c) sharps, (d) wastes from surgery or autopsy, (e) dialysis waste, including contaminated disposable equipment and supplies, (f) cultures and stocks of infectious agents and associated biological agents, (g) contaminated animals, (h) isolation wastes, (i) contaminated equipment, (j) laboratory waste, and (k) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings or animals. "Medical Waste" also includes any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §6992, et seq. ("MWTA").

"Medical Waste Law" means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §2501 et seq.; the Marine Protection, Research, and Sanctuaries Act of 1972, 33 USCA §§401 et seq.; the Occupational Safety and Health Act, 29 USCA §651 et seq.; the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119; and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste.

32. Custody of Patient Medical Records. The Company has, and at the Closing, will continue to have, sole and exclusive custody over and access to all existing medical records, medical files, medical charts, x-ray files and similar medical data pertaining to each patient for whom procedures were performed at the Facility except for files related to professional services not performed at the Facility (the "Patient Records").

33. [Intentionally left blank.]

34. Prior Partnership Agreements. Attached as Schedule 2.34 to the Kirby Partnership Interests Purchase Agreement are all prior partnership agreements for the Company which have been superseded.

35. Correspondence with Regulatory Agencies. Attached as Schedule 2.35 to the Kirby Partnership Interests Purchase Agreement is a listing of and attached thereto are copies of, to Sellers' knowledge, all correspondence with any regulatory or supervising agency or department relating

to any of the preceding matters and any investigations, reviews, complaints or similar matters filed with regulators.

36. Listing of Medical Procedures. Schedule 2.36 to the Kirby Partnership Interests Purchase Agreement is a listing of the medical procedures currently performed at the Facility, such procedures comprising 80% or more of the number of procedures performed at the Facility during 2006.

37. Patient Waivers/Consents. Attached as Schedule 2.37 to the Kirby Partnership Interests Purchase Agreement are the forms of patient waivers/consents for medical procedures described in Schedule 2.36 to the Kirby Partnership Interests Purchase Agreement, which have been used by the Company at any time since its formation in 2003.

ANNEX C

TO

UNDERWRITING AGREEMENT

For purposes of this Annex, the following capitalized terms shall have the meanings set forth as follows and all other capitalized terms shall have the meanings assigned to them in the Agreement:

"Acquired Ownership Interests" shall mean, collectively, the seventy (70%) percent in Partnership Interests being acquired by the Purchaser, comprised of a one (1%) percent Partnership Interest to be acquired by Northstar GPCo and initially a fifty-four (54%) percent Partnership Interest to be acquired by Northstar LPCo, and, pursuant to the Option, a total sixty-nine (69%) percent Partnership Interest;

"Closing" shall mean the closing of the Initial Purchase;

"Closing Date" shall mean 10:00 a.m. on the date that is, at Purchaser's discretion, simultaneously, but not later than the second business day (in both the United States and Canada) following the funding of the financing of Northstar Holdco;

"Company" shall mean the Palladium Partnership;

"Facility" shall mean the ambulatory surgery center presently located at 4120 Southwest Freeway, 2nd Floor, Houston, Texas 77027 that is owned and operated by the Company;

"Initial Purchase" shall mean the Purchaser's, on a pro rata basis, of Partnership Interests necessary for the Purchaser to initially obtain a fifty-five (55%) percent Partnership Interest in the Company;

"knowledge of Seller" or "Seller's knowledge" or terms of similar import shall mean the knowledge of the Corporation, the Issuer Entities and Ventures, as provided for in Section 1.3(f) of the Agreement;

"Option" shall mean the option, exercisable until July 10, 2007, of the Purchase to purchase an additional fifteen (15%) percent Partnership Interest in the Company pursuant to the Palladium Partnership Interests Purchase Agreement;

"Palladium Partnership Agreement" shall mean the Partnership Agreement in respect of the Palladium Partnership;

"Palladium Partnership Interests Purchase Agreement" shall mean the Partnership Interests Purchase Agreement pertaining to the Palladium Partnership;

"Partnership Interests" shall mean the equity interests of all classes in the Company;

"Purchaser" shall mean, collectively, Northstar LPCo and Northstar GPCo;

"Seller" shall mean each of the partners in the Company listed on Schedule A to the Palladium Partnership Interests Purchase Agreement;

In addition to the representations and warranties contained in the Agreement, the Corporation, each Issuer Entity and Ventures jointly and severally represent and warrant to the Underwriters as follows:

1. Organization of the Company; Authority.

(a) The Company is a Texas limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas, with all executed forms of its current partnership agreement and filings with the Secretary of State attached as Schedule 2.1.1 to the Palladium Partnership Interests Purchase Agreement. See also Schedule 2.34 to the Palladium Partnership Interests Purchase Agreement for prior agreements. The Company has full power and authority to own its properties and to carry on its business as the same is now being conducted, and to own or to hold under lease the properties and assets it now holds or owns under lease. Attached as Schedule 2.1.1 to the Palladium Partnership Interests Purchase Agreement, are the governance documents of the Company and the credentialing process for the Facility. The Company has obtained all licenses, permits, or other authorizations, and has taken all actions required by applicable law or governmental regulation in connection with its business as the same is now conducted. Attached as Schedule 2.1.2 to the Palladium Partnership Interests Purchase Agreement are all minutes of any governing committee or board of the Company for the last 2 years.

(b) Each of the Sellers owns all of the outstanding Partnership Interests indicated on Schedule A to the Palladium Partnership Interests Purchase Agreement free and clear of any and all liens, other than liens created by the Palladium Partnership Interests Purchase Agreement;

(c) If any Seller is an entity, the execution and delivery of the Palladium Partnership Interests Purchase Agreement and the other documents and instruments to be executed and delivered by such Seller pursuant thereto and the consummation of the transactions contemplated thereby have been duly authorized by all applicable action;

(d) No other or further act or proceeding on the part of any Seller or any lienholder or other party is necessary to authorize the Palladium Partnership Interests Purchase Agreement or the other documents and instruments to be executed and delivered by any Seller pursuant thereto or the consummation of the transactions contemplated thereby; and

(e) the Palladium Partnership Interests Purchase Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by each Seller pursuant thereto will constitute, valid binding agreements of each Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

2. No Ownership of Other Entities; No Subsidiaries. Except as listed on Schedule 2.2 to the Palladium Partnership Interests Purchase Agreement, the Company does not own and has no obligation to acquire any interest in any corporation, partnership, proprietorship, firm, association or any other business entity.

3. Financial Statements.

(a) The Company has delivered to Purchaser copies of its independently audited financial statements as of and for the years ending December 31, 2003, December 31, 2004 and December 31, 2005; and unaudited financial statements for the year ending December 31, 2006 which have been reviewed by the Company's independent auditor. The afore-

described financial statements are collectively referred to in this Schedule as the "Financial Statements". Sellers have authorized the Company's independent auditors, all at the Purchaser's sole expense (i) to consent to the inclusion of the Financial Statements in any offering statement, offering memoranda or prospectus prepared by the Purchaser, and (ii) to allow the Financial Statements to be incorporated into consolidated or consolidating, actual or pro forma, financial statements of Purchaser or its affiliates. The Financial Statements were prepared from the books and records of the Company and fairly present in all material respects, in accordance with generally accepted accounting principles ("GAAP") consistently applied (except as noted therein, and except, in the case of unaudited interim financial statements, for normal year-end adjustments), the financial condition of the Company as and at the respective dates and the results of their operations for the period covered thereby and on the accrual basis of accounting, recognizing that the operations of the Company and its tax reporting may be on the modified cash basis.

(b) The Company did not have as of December 31, 2006, nor will it have on the Closing Date:

(i) Any obligations, commitments or liabilities, contingent or otherwise, whether for taxes or otherwise, arising out of events that occurred prior to such date not reflected in the Financial Statements or in the Schedules to the Palladium Partnership Interests Purchase Agreement;

(ii) Any continuing contract for the future purchase of services or materials, which cannot be terminated by the Company, its successors or assigns, without payment of any amount as a penalty or for the breach or alleged breach thereof, or any contract(s) or commitment(s) for capital expenditures individually or collectively aggregating in excess of $10,000, or any contract or commitment which has a duration or is for a period of more than thirty (30) days from the Closing Date, except for those contracts or commitments set forth in Schedule 2.3(b) to the Palladium Partnership Interests Purchase Agreement;

(iii) Any pension, retirement, deferred compensation, profit sharing, bonus, retainer, consulting, welfare (including medical and/or dental, and/or disability) or incentive compensation plan, or any fringe or other benefit(s) arrangement contract and/or agreement with or for any Seller, officer, director, employee or any other person which cannot be immediately terminated without payment of any amount as a penalty, bonus, premium, or for the breach or alleged breach thereof, or other compensation for such termination, and without any continuing liability to any current or former officer, director, Seller, employee, or any other person with respect to any benefits, whether accruing prior to or after any such termination except as set forth in Schedule 2.3(c) to the Palladium Partnership Interests Purchase Agreement;

(iv) Any notes or accounts receivable net of any allowances for estimated uncollectible accounts which are not current and collectible, except for uncollectible items, counterclaims or set-offs which, in the aggregate, are not in excess of the reserves provided therefore in the Financial Statements, as adjusted in the ordinary course of business to the Closing Date;

(v) Any work in progress that is not good and collectible, which is not reflected in an allowance for estimated uncollectible accounts in the books of the Company; or

(vi) Any guaranty, indemnification, assumption, or like commitment for the payment of obligations or indebtedness of any other person.

4. No Adverse Change. Except as listed on Schedule 2.4 to the Palladium Partnership Interests Purchase Agreement, since December 31, 2006, there has not been (nor has there been any known occurrence or circumstances which would reasonably be expected to result in) any material adverse change in the business, capitalization, financial condition, or properties of the Company. Except as listed on Schedule 2.4 to the Palladium Partnership Interests Purchase Agreement, the only changes in the business, capitalization, financial condition, results of operations or property of the Company since that date are those arising from the normal and regular conduct of business, and, to Sellers' knowledge, no known loss, damage, or destruction of its property or business (whether or not covered by insurance) has occurred since said date or is threatened or known to the Sellers to be probable.

5. Non-Occurrence of Specified Events. Except as listed on Schedule 2.5 to the Palladium Partnership Interests Purchase Agreement, since December 31, 2006, the Company has conducted its business in the ordinary course, consistent with past practices, and there has not been:

(a) Any increase in, or plan or commitment to increase, the compensation payable or to become payable to any of its officers, directors, employees, partners or independent contractors, other than increases in the ordinary course of business consistent with past practices;

(b) Any indebtedness incurred or committed to by the Company other than indebtedness incurred or committed to in the ordinary course of business, consistent with past practices;

(c) Any capital expenditures or commitments to make capital expenditures by the Company that in the aggregate exceed $10,000; or

(d) Any material transaction or commitment relating to the Company, including the acquisition or disposition of a substantial amount of assets.

6. Binding Effect; No Contravention. Neither the execution nor delivery of the Palladium Partnership Interests Purchase Agreement nor the consummation of any of the transactions contemplated therein will:

(a) violate any provisions of the existing partnership agreement of the Company;

(b) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which any Seller or the Company are a party, or by which any Seller or the Company, or any of their respective properties or assets may be bound;

(c) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company, result in the acceleration of any obligation of the Company or, as to any Seller, upon or with respect to any Seller's Partnership Interests;

(d) violate any judgment, order, injunction, decree or award against or binding upon any Seller or the Company or upon the property, business or assets of the Company, or as to each Seller, upon or with respect to each Seller's Partnership Interests; or

(e) violate or conflict with any law, edict, regulation or administrative guideline or policies of the United States or of Texas relating to any Seller or the Company.

7. Compliance with Laws. Except as listed on Schedule 2.7 to the Palladium Partnership Interests Purchase Agreement or as covered by Section 2.18 with respect to environmental laws, the Company is not and has not been in violation of any applicable law or regulation, or of any judgment, order, decree or other requirement of any court, tribunal, or governmental body, or any agency or official acting in an official capacity, the violation of which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business or financial condition of the Company.

8. Governmental Consent. Except for any required filing under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, 16 CFR §801-803, 15 U.S.C. §18a (the "HSR Act"), no consent, approval, or authorization of, or declaration or filing with, any agency of the United States or any other governmental authority is required on the part of the Company or the Sellers in connection with the consummation of the transactions contemplated by the Palladium Partnership Interests Purchase Agreement, which has not been theretofore been obtained.

9. Litigation. Except as listed on Schedule 2.9 to the Palladium Partnership Interests Purchase Agreement, there is no action, proceeding, or investigation pending, or, to Seller's knowledge, threatened against or affecting the Company or any Seller with respect to its ownership of the Partnership Interests in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic, except for such actions which, if adversely determined, singly and in the aggregate, would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company or any Seller's right to convey the Acquired Ownership Interests, and there is no such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated therein. The Company is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal which has materially adversely affected, or which would reasonably be expected to have a material adverse effect on, the business or financial condition of the Company.

10. Taxes. All taxes arising out of the Company's operations (whether such be for federal income, state franchise or state gross receipts taxes, real property, personal property, withholding and all other taxes and levies of any and all sort) due for periods ending on or before December 31, 2006 have, to Sellers' knowledge, been timely paid to the extent due or otherwise accrued on the books and records of the Company. To Sellers' knowledge, the Financial Statements contain adequate provision for all federal income, accumulated earnings or other federal taxes and all state or local income, franchise, real property, personal property, sales, withholding and all other taxes, assessments and levies imposed on the Company or its property or rights arising out of the Company's operations on or before the Closing Date, regardless of whether such is payable by the Company after the Closing Date. To Sellers' knowledge, neither the Internal Revenue Service nor any of Texas' taxing authorities have examined the federal income tax returns of the Company for any past periods. No deficiency in payment of any taxes for any period has been asserted by any taxing body and remains unsettled at the date of the Palladium Partnership Interests Purchase Agreement, and, to Sellers' knowledge, all reports or returns required to be filed by the Company with any federal, state or local governmental body or authority have been

properly filed. There have been no special assessments, audits, reviews or challenges as to real estate, ad valorem, personal property, franchise, and federal income tax assessments of the Company since the Company's formation in 2003, except as set forth on Schedule 2.10 to the Palladium Partnership Interests Purchase Agreement.

11. Contracts. Schedule 2.11 to the Palladium Partnership Interests Purchase Agreement and, as to certain insurance, Exhibit F to the Palladium Partnership Interests Purchase Agreement, lists all contracts or commitments which are in writing to which the Company is a party and setting forth the material terms of any of such contracts or commitments:

(a) all contracts or commitments involving: (i) more than $10,000 or extending more than three (3) months for the purchase of supplies, equipment or products; or (ii) more than $10,000 or extending more than three (3) months relating to any services;

(b) all contracts or commitments to employees, directors, officers, agents, independent contractors, or consultants;

(c) all contracts or commitments evidencing or providing for loans by or to the Company;

(d) all leases of real property, vehicles or equipment;

(e) all contracts or commitments involving payments based directly on the profits or gross revenues of the Company;

(f) all contracts with or commitments to each supplier of products or services to the Company which, during the twelve (12) month period ending December 31, 2006, will have supplied $10,000 or more of products or services, indicating the existing contractual arrangements for continued supply from each such firm;

(g) all insurance policies owned or obtained or purchased by or for the Company, including all professional malpractice insurance policies of the Sellers issued since the formation of the Company in 2003, with such Schedule including for the last three years all insurance policies owned or obtained or purchased by or for the Company, including all liability insurance policies of the Company issued since its formation, the name of the insured, policy number, policy dates, limits of liability, brief description of the coverage for last three years and copies of any policy audits for the last three years;

(h) all managed care, Medicare and Medicaid contracts and any other third-party payor agreements;

(i) the names of all physicians with privileges at the Facility;

(j) all contracts for the acquisition, financing, operations or repair of equipment (other than as listed on any other portion of Schedule 2.11.1 or 2.11.2 to the Palladium Partnership Interests Purchase Agreement);

(k) all contracts and commitments not in the ordinary and usual course of business of the company (and not otherwise disclosed on the Schedules to the Palladium Partnership Interests Purchase Agreement); and

(l) all warranties retained by the Company on equipment used by it.

A true and correct copy of each of the contracts and commitments which would be covered by the above description in Section 2.11 but for the fact that such are not in writing are set forth in and attached in complete form to Schedule 2.11.2 to the Palladium Partnership Interests Purchase Agreement. No occurrence or circumstance exists which would reasonably be expected to constitute a breach or default (or which by the lapse of time and/or giving of notice would reasonably be expected to constitute a breach or default) by the Company or, to Seller's knowledge, by any other party under such contracts or commitments.

12. Assets of Company. Schedule 2.12 to the Palladium Partnership Interests Purchase Agreement lists all of the assets purchased by the Company for more than $1,000, such to include the following to the extent owned or used by the Company or otherwise held by it for use in connection with the business of the Company:

(a) all equipment, machinery, tools, appliances, telephone systems, copy machines, fax machines, computers, software, implements, spare parts, supplies, furniture and all other tangible personal property of every kind and description;

(b) all billings-in-process, cases-in-process, and accounts receivable; and

(c) all prepaid expenses and rentals, all assets held by third parties of any sort, and all bonds, deposits and financial assurance requirements relating to the Company.

Without limiting the generality of the foregoing, the Company's assets include such properties, rights or assets reflected on the balance sheet of the Company as of December 31, 2006 included in the Financial Statements, other than those that have been disposed of in the ordinary course of business since January 1, 2007.

13. Title to and Condition of Assets. The Company has good and valid title to all of its properties and assets used in connection with the Company's business or the business of the Facility (including the properties and assets reflected in the Financial Statements, except any of such properties and assets since disposed of for value in the ordinary course of business) and none of such properties or assets is subject to a contract of sale or subject to security interests, mortgages, encumbrances, liens, or charges of any kind or character, except as reflected in Schedule 2.13 to the Palladium Partnership Interests Purchase Agreement or in the Financial Statements. All fixtures and equipment are in good working condition, ordinary wear and tear excepted.

14. Conflicts of Interest. Except as disclosed in Schedule 2.14 to the Palladium Partnership Interests Purchase Agreement or Exhibit F to the Palladium Partnership Interests Purchase Agreement, each Seller, in his or her individual capacity, or as an owner, direct or indirect, individually or collectively, in any corporation, partnership, proprietorship, firm, or association: (a) is not a competitor, customer or supplier of the Company; (b) is not an entity against whom any rights or options are exercisable by the Company; (c) owes no money to or is not owed any money by the Company (other than indebtedness for compensation earned or expenses incurred but not yet reimbursed in the ordinary course of business and consistent with past practices) in an amount more than $1,000 in the aggregate; or (d) to Sellers' knowledge, none of the Sellers or any of the Sellers' immediate family members have any financial relationship (whether investment interest, compensation interest, or otherwise) with any entity to which any of the third-party payors referred to in Section 2.24 refer patients, except for such financial relationships that qualify for exceptions to state and federal laws restricting physician referrals to entities in which they have a financial interest.

15. Fees or Commissions of Brokers. Neither the Company nor any Seller has entered (directly or indirectly) into any agreement with any person or entity that would obligate the Purchaser to pay any commission, brokerage or "finder's fee" or other fee in connection with the Palladium Partnership Interests Purchase Agreement or the transactions contemplated therein.

16. Employees, Wages, Banks. Schedule 2.16.1 to the Palladium Partnership Interests Purchase Agreement sets forth: (a) the names and job descriptions of all of the employees of the Company, together with a statement of the full amount paid or payable to each person monthly and the basis therefore; (b) the name of each bank, savings or other financial institution in which the Company has an account or safe deposit box, and the names and identification of all persons authorized to draw thereon or to have access thereto; (c) the names of all persons, if any, holding powers of attorney from the Company, and a copy of each such power; (d) the organization chart, including the management, of the Facility; and (e) all employee benefit plans and other compensation incentives and perquisites not otherwise listed on Schedule 2.11.1 or 2.11.2 to the Palladium Partnership Interests Purchase Agreement. Since January 1, 2007, there has not been paid by or on behalf of the Company, nor has the Company committed to pay to or for the benefit of the Sellers, directors, officers, agents, employees, consultants or representatives of the Company anything other than wages, salaries, and expense reimbursements, in each case at the rates (subject to normal merit raises) and in accordance with practices then in effect, except for distributions paid to Sellers as are set forth on Schedule 2.16.2 to the Palladium Partnership Interests Purchase Agreement. The consummation of the transactions contemplated by the Palladium Partnership Interests Purchase Agreement will not result in any severance pay obligations to any persons employed by the Company immediately prior to, on or after the Closing Date, provided that the Company continues the employment of all such persons it currently employs. Other than partnership distributions and expense reimbursements for bona fide business expenses for the benefit of the partnership, no partner or affiliate thereof, has received any monies from the Partnership other than distributions as made in the ordinary course of business consistent with past practices.

17. Real Property. Schedule 2.17 to the Palladium Partnership Interests Purchase Agreement lists all real property, and attaches all applicable title documents and leases (the "Leases"), in which the Company has a leasehold or other interest (the "Real Property"), and any lien, charge or encumbrance on any such Lease. The sale of the Acquired Ownership Interests in the Company and/or its conversion to a Texas limited partnership would not reasonably be expected to create an event of default under or an acceleration of any Lease. To Sellers' knowledge, the use of such Real Property by the Company conforms to all public and private requirements regulating the, use of the Real Property and the operations therein. Neither the execution, delivery nor performance of the Palladium Partnership Interests Purchase Agreement would reasonably be expected to cause the loss of any zoning privileges, variances or clearances, whether such be public or private (collectively "Zoning") benefiting the Real Property, and the Company and Sellers have no knowledge of any proceeding or governmental inquiry, whether actual or threatened, which would reasonably be expected to affect the Zoning of the Real Property, except to the extent that the failure to so conform would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company. To Sellers' knowledge, no occurrence or circumstance exists which constitutes a material breach or default (or which by the lapse of time and/or giving of notice would constitute a breach or default) by the Company or by any other party under the Lease. The Real Property is owned by a third party not affiliated with any of the Sellers.

18. Compliance with Environmental Laws. With respect to Real Property, such Real Property has been maintained, to Sellers' knowledge, in compliance with all federal, state, and local

environmental protection, occupational, health and safety or similar laws, ordinances, restrictions, licenses and regulations. Further, with respect to Medical Waste (as defined in Section 2.31 below), instruments, toxic or other hazardous substances and materials utilized in the Company's business, there have been no acts regarding such substances or materials which, to Sellers' knowledge, would not reasonably be expected to be in compliance with all applicable federal, state, and local environmental laws.

19. Governmental Permits. Schedule 2.19 to the Palladium Partnership Interests Purchase Agreement lists all governmental permits, licenses, certificates, consents and approvals necessary to enable the Company to own or lease its properties and to carry on its business as presently conducted, together with copies thereof (collectively, the "Permits"). All such Permits have been validly .issued and, to Sellers' knowledge, are currently in effect. The execution, delivery and performance of the Palladium Partnership Interests Purchase Agreement would not reasonably be expected to have a material adverse effect on the continued validity or sufficiency of such Permits, nor, to Sellers knowledge, will any additional permits, certificates, or documents be required by virtue of the execution, delivery or performance of the Palladium Partnership Interests Purchase Agreement to enable the Company to continue to conduct its business as now operated.

20. Trademarks, Licenses, etc. Except as set forth in Schedule 2.20 to the Palladium Partnership Interests Purchase Agreement, the Company owns no trademarks, trade names, or licenses. There are no rights under any other trademarks, trade names, or licenses required by the Company in connection with the conduct of its business as presently conducted. Neither the Sellers, nor any of the officers, directors, or employees of the Company has any interest in trademarks, trademark registrations and applications therefore, copyrights, licenses, or processes, which are used or usable by the Company in the conduct of its business or which infringe upon, conflict with, relate to improvements or modifications of, or relate to any invention, design, process or improvement which may supplement, substitute for or compete with any patents, trade names, trademarks, copyrights, inventions, licenses or processes now used or potentially usable by the Company in the conduct of its business. The Company has the full and exclusive right to use its corporate name in any place where it does business. The Company has not received any notice, nor, to Sellers knowledge, is there any conflict or claimed conflict with respect to the rights of others to the use of the Company's corporate names, or any such patents, patent applications, inventions, disclosures, copyrights, trademarks, trade names or licenses used by the Company.

21. Sellers are Conforming Partners. Except as set forth on Schedule 2.21 to the Palladium Partnership Interests Purchase Agreement, as of December 31, 2006, each Seller is a Qualified Investor and met the Income/Procedure Test, both as defined in the Partnership Agreement.

22. [Intentionally left blank.]

23. [Intentionally left blank.]

24. Healthcare Compliance. The Company is participating or otherwise authorized to receive reimbursement from Medicare and is a party to other third-party payor agreements set forth in Schedule 2.11.1 and 2.11.2 to the Palladium Partnership Interests Purchase Agreement. Except as listed on Schedule 2.24 to the Palladium Partnership Interests Purchase Agreement, all certifications and contracts required for participation in such programs are in full force and effect and have not been amended or otherwise modified, rescinded, revoked or assigned, and to Sellers' knowledge, no condition exists or event has occurred which in itself or with the giving of notice or the lapse of time or both which would reasonably be expected to result in the suspension, revocation, impairment, forfeiture or non-renewal of any such third-party payor

program. To Sellers' knowledge, the Company is in compliance with the requirements of all such third-party payors applicable thereto. The Sellers have not received any notice nor have any knowledge that any third-party payor intends to terminate or materially reduce its business with, or reimbursement to, the Sellers. The Sellers have no reason to believe that any third-party payor will cease to do business with the Company after, or as a result of, the consummation of any transactions contemplated hereby. To Seller's knowledge, there are no facts, conditions or events which would reasonably be expected to materially adversely affect the Company's relationship with any third-party payor.

25. Fraud and Abuse. Each Seller and, to Seller's knowledge, all persons and entities providing professional services for the Company have not engaged in any activities which are prohibited under 42 U.S.C. §1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including the following: (a) knowingly and wilfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (b) knowingly and wilfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (d) knowingly and wilfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration: (x) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid; or (y) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid. To Seller's knowledge, with respect to ownership in the Company, each Seller has at all times complied with the requirements of the Ethics in Patient Referral Act. Furthermore, to Seller's knowledge, each Seller has filed all reports required to be filed by the State of Texas and federal law regarding compensation arrangements and financial relationships between a physician and an entity to which the physician refers patients.

26. Rates and Reimbursement Policies. Except as set forth in Schedule 2.26 to the Palladium Partnership Interests Purchase Agreement: (i) there are no restrictions or limitations on rates which may be charged to private pay patients receiving services provided by the Company; (ii) the Company does not have any rate appeal currently pending before any governmental authority or any administrator of any third-party payor program; (iii) to Sellers' knowledge, there is no applicable law which affects rates or reimbursement procedures which has been enacted, promulgated or issued preceding the date of the Palladium Partnership Interests Purchase Agreement or any such legal requirement proposed or currently pending in the State of Texas which would reasonably be expected to have a material adverse effect on the business or financial condition of the Company, or to result in the imposition of additional Medicaid, Medicare, charity, free care, welfare or other discounted or government assisted patients of the Company or to require the Company to obtain any necessary authorization which the Company does not currently possess; and (iv) to Seller's knowledge, there is no impending proposed reduction in reimbursement from third party or other payors nor any threatened termination of payor contracts.

27. Medical Staff. Except as set forth in Schedule 2.27 to the Palladium Partnership Interests Purchase Agreement, there are no physicians who are providing services on behalf of the Company who, to Sellers' knowledge, plan, or have threatened to terminate his or her relationship with the Company or to reduce any of their utilization of the Facility including on account of

retirement. To Sellers' knowledge, none of the physicians providing professional services at the Company have a present intention to retire from the practice of medicine or to alter their practice as such now exists in the next five (5) years nor to become an owner of a hospital or of another ambulatory surgery center, and none of the Sellers are aware of any discussions to the effect of either.

28. Medical Providers. To Sellers' knowledge, since the formation of the Company in 2003, each physician, and other healthcare provider who is or was employed by, or who renders or has rendered services on behalf of the Company:

(a) Licenses. Has been duly licensed and registered, and in good standing by the State of Texas to engage in the practice of medicine (including podiatry), and said license and registration have not been suspended, revoked or restricted in any manner;

(b) Controlled Substances. Has current controlled substances registrations issued by the State of Texas and the U.S. Drug Enforcement Administration, which registrations have not been surrendered, suspended, revoked or restricted in any manner;

(c) Actions. Except as set forth on Schedule 2.28 to the Palladium Partnership Interests Purchase Agreement, has not been a party or subject to:

(i) Malpractice Actions. Any malpractice suit, claim (whether or not filed in court), settlement, settlement allocation, judgment, verdict or decree;

(ii) Disciplinary Proceedings. Any disciplinary, peer review or professional review investigation, proceeding or action instituted by any licensure board, hospital, medical school, physical therapy school, healthcare facility or entity, professional society or association, third-party payor, peer review or professional review committee or body, or governmental agency;

(iii) Criminal Proceedings. Any criminal complaint, indictment or criminal proceedings;

(iv) Investigation. Any investigation or proceedings, whether administrative, civil or criminal, relating to an allegation of filing false healthcare claims, violating anti-kickback or fee-splitting laws, or engaging in other billing improprieties;

(v) Mental Illnesses. Any organic or mental illness or condition that impairs or may impair such physician's ability to practice;

(vi) Substance Abuse. Any dependency on, habitual use or episodic abuse of alcohol or controlled substances, or any participation in any alcohol or controlled substance detoxification, treatment, recovery, rehabilitation, counselling, screening or monitoring program;

(vii) Professional Ethics. Any allegation, or any investigation or proceeding based on any allegation of violating professional ethics or standards, or engaging in illegal, immoral or other misconduct (of any nature or degree), relating to his or her practice; or

(viii) Application for Licensure. Any denial or involuntary withdrawal of an application in any state for licensure as a physician or physical therapist, for

medical staff privileges at any hospital or other healthcare entity, for board certification or recertification, for participation in any third party payment program, for state or federal controlled substances registration, or for malpractice insurance.

29. HIPAA. Schedule 2.29 to the Palladium Partnership Interests Purchase Agreement lists and describes all policies of the Company with respect to compliance with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the final regulations promulgated thereunder, whether such policies have been put in place or are in process. Schedule 2.29 to the Palladium Partnership Interests Purchase Agreement includes, but is not limited in any manner whatsoever to, any privacy compliance plan of the Company in place or in development, and any plans, analyses or budgets relating to information systems including but not limited to necessary purchases, upgrades or modifications to effect HIPAA compliance.

30. Improper and Other Payments. To Sellers' knowledge, neither the Company nor the Sellers have (a) used any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds; (c) established or maintained any unlawful or unrecorded fund of Company monies or other assets; (d) made any false or fictitious entries on the books of account of the Company; or (e) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

31. Medical Waste. With respect to the generation, transportation, treatment, storage, and disposal, or other handling of Medical Waste, the Sellers and the Company, to their knowledge, have complied with all Medical Waste Laws (as hereinafter defined).

"Medical Waste" includes, but is not limited to, (a) pathological waste, (b) blood, (c) sharps, (d) wastes from surgery or autopsy, (e) dialysis waste, including contaminated disposable equipment and supplies, (f) cultures and stocks of infectious agents and associated biological agents, (g) contaminated animals, (h) isolation wastes, (i) contaminated equipment, (j) laboratory waste, and (k) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings or animals. "Medical Waste" also includes any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992, et seq. ("MWTA").

"Medical Waste Law" means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §§2501 et seq.; the Marine Protection, Research, and Sanctuaries Act of 1972, 33 USCA §§1401 et seq.; the Occupational Safety and Health Act, 29 USCA §§651 et seq.; the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119; and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste.

32. Custody of Patient Medical Records. The Company has, and at the Closing, will continue to have, sole and exclusive custody over and access to all existing medical records, medical files, medical charts, x-ray files and similar medical data pertaining to each patient for whom procedures were performed at the Facility except for files related to professional services not performed at the Facility (the "Patient Records").

33. [Intentionally left blank.]

34. Prior Partnership Agreements. As of Closing all prior partnership agreements for the Company shall have been superseded.

35. Correspondence with Regulatory Agencies. Attached as Schedule 2.35 to the Palladium Partnership Interests Purchase Agreement is a listing of and attached thereto are copies of, to Sellers' knowledge, all correspondence with any regulatory or supervising agency or department relating to any of the preceding matters and any investigations, reviews, complaints or similar matters filed with regulators.

36. Listing of Medical Procedures. Schedule 2.36 to the Palladium Partnership Interests Purchase Agreement is a listing of the medical procedures currently performed at the Facility, such procedures comprising 80% or more of the number of procedures performed at the Facility during 2006.

37. Patient Waivers/Consents. Attached as Schedule 2.37 to the Palladium Partnership Interests Purchase Agreement are the forms of patient waivers/consents for medical procedures described in Schedule 2.36 to the Palladium Partnership Interests Purchase Agreement, which have been used by the Company at any time since its formation in 2003.

Investment Agreement
May 10, 2007

INVESTMENT AGREEMENT

THIS AGREEMENT is made as of the 9th day of May, 2007.

AMONG:

NORTHSTAR HEALTHCARE INC., a corporation incorporated under the laws of the Province of British Columbia

(the "**Issuer**")

– and –

NORTHSTAR HEALTHCARE HOLDINGS, INC. a corporation incorporated under the laws of the State of Delaware

(**"Northstar Holdco"**)

– and –

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C., a limited liability company formed under the laws of the State of Delaware

(**"Northstar Acquisitions"**)

– and –

NORTHSTAR HEALTHCARE SUBCO, L.L.C., a limited liability company formed under the laws of the State of Delaware

(**"Northstar Subco"**)

– and –

NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C., a limited liability company formed under the laws of the State of Delaware

(**"Northstar GPco"**)

– and –

NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C., a limited liability company formed under the laws of the State of Delaware

(**"Northstar LPco"**)

– and –

HEALTHCARE VENTURES, LTD., a limited partnership formed under the laws of the State of Texas

("**Ventures**")

RECITALS:

A. The Issuer intends to complete an offering of its common shares (the "**Common Shares**") to the public under the Prospectus (as defined herein) filed with the securities regulatory authorities in each of the provinces and territories of Canada (the "**Offering**");

B. on or prior to Closing, the parties hereto will complete the Closing Transactions (as defined herein); and

C. the Underwriting Agreement (as defined herein) provides that, as a condition precedent to the completion of the Offering, the conditions to the completion of transactions contemplated herein have been completed.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1 – INTERPRETATION

1.1 Definitions

In this Agreement,

(a) "**Acquisitions Class A Units**" means the class A special units of membership interest in Northstar Acquisitions;

(b) "**Acquisitions Class B Units**" means the class B special units of membership interest in Northstar Acquisitions;

(c) "**Acquisitions Common Units**" means the common units of membership interest in Northstar Acquisitions;

(d) "**Acquisitions Preferred Units**" means the preferred units of membership interest in Northstar Acquisitions;

(e) "**affiliate**" has the same meaning as affiliated entity under Ontario Securities Commission Rule 45-501, "Exempt Distributions";

(f) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Investment Agreement and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(g) "**Ancillary Agreements**" means all agreements, certificates and other instruments delivered or given pursuant to this Agreement, together with the Underwriting Agreement, the Repurchase Agreement, the Operating Agreements, the Management and Cost Sharing Agreements, the Management Contracts, the Kirby Partnership Interests Purchase Agreement, the Palladium Partnership Interests Purchase Agreement, the Closing Escrow Agreements, the Post-Closing Escrow Agreements, and the Revolver;

(h) "**Authorization**" means, with respect to any Person, any order, permit, approval, waiver, consent, licence, registration, accreditation, qualification or similar authorization of any Governmental Body having jurisdiction over the Person;

(i) "**Business**" means the business carried on by the Palladium Partnership, the Kirby Partnership and the Managed Centres, as described in the Prospectus;

(j) "**Business Day**" means any day except Saturdays, Sundays and statutory holidays in the Province of Ontario;

(k) "**Claim**" has the meaning attributed to such term in Section 7.3;

(l) "**Closing**" means the completion of the transactions of purchase and sale contemplated in Article 2 of this Agreement;

(m) "**Closing Certificates**" has the meaning attributed to such term in Section 4.4(a);

(n) "**Closing Escrow Agreements**" means the Closing Escrow Agreements entered into in connection with the Palladium Partnership Interests Purchase Agreement and the Kirby Partnership Interests Purchase Agreement

(o) "**Closing Time**" means 8:00 a.m. (Toronto time) on the Date of Closing or such other time on such date as may be agreed upon in writing by the parties;

(p) "**Closing Transactions**" means those transactions listed in Schedule "A" hereto;

(q) "**Common Shares**" has the meaning attributed to such term in the recitals hereto;

(r) "**Damages**" means any, loss, claims, liability, damage, or expense, suffered by, imposed upon or asserted against an Indemnified Person under the Securities Laws or other Laws, at common law or otherwise, together with the expenses incurred in defence of same, such amount being correspondingly reduced by (i) any insurance proceeds actually received by such Indemnified Person in respect of the same claim, or (ii) the present value of the net benefit, if any, that will be received by such Indemnified Person in the current or any future tax period as a result of the payment of Damages;

(s) "**Date of Closing**" means the date on which the completion of the issue of Common Shares to the public pursuant to the Offering (other than in respect of the Over-Allotment Option) occurs;

(t) **"Governmental Body"** means any:

(i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign;

(ii) any subdivision or authority of any of the foregoing; or

(iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, including the Center for Medicare and Medicaid Services;

(u) **"Health Care Laws"** means those statutes, rules and regulations, judgments, decrees or orders which are generally applicable to ambulatory surgery centres operating in the United States as described in the section of the Prospectus captioned "Government Regulation";

(v) **"Holdco Common Shares"** means common shares in the capital of Northstar Holdco;

(w) **"HSR Act"** means the *Hart-Scott Rodino Antitrust Improvements Act of 1976*, as amended;

(x) **"Indemnification Matter"** means, in respect of an Indemnifying Party, (a) any failure of such Indemnifying Party (or a Person with whom such Indemnifying Party is jointly and severally liable hereunder) to perform or fulfil any of its covenants under this Agreement, and (b) any breach or inaccuracy of any representation or warranty given by such Indemnifying Party (or by a Person with whom such Indemnifying Party is jointly and severally liable hereunder) to Indemnified Persons contained in this Agreement;

(y) **"Indemnified Person"** has the meaning attributed to such term in Section 7.1(d);

(z) **"Indemnifying Party"** means a party to this Agreement providing indemnification to any Indemnified Persons pursuant to Article 7;

(aa) **"Issuer's Indemnified Person"** has the meaning attributed to such term in Section 7.1(a);

(bb) **"Kirby Partnership"** means Medical Ambulatory Surgical Suites, L.P. (which will be converted from Medical Ambulatory Surgical Suites, L.L.P. on Closing);

(cc) **"Kirby Partnership Interests Purchase Agreement"** means the Partnership Interests Purchase Agreement dated February 28, 2007 by and among Northstar GPco, Northstar LPco, the Kirby Partnership and the vendors set forth on Schedule A thereto pursuant to which Northstar GPco and Northstar LPco will together acquire a 60% interest in the Kirby Partnership;

(dd) "**Law**" means any and all laws, including all federal, state, provincial, local and foreign statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, directives, decisions, rulings or awards or other requirements of any other Governmental Body, binding on or affecting the Person referred to in the context in which the term is used;

(ee) "**Lien**" means (i) any and all hypothecs, mortgages, pledges, privileges, liens, security interests, transfers of property in stock, charges, deposits, servitudes, easements, reserves, conditional sale contracts, ownership or title retention agreements, leases, occupation rights, encroachments, restrictive covenants, title defects and other encumbrances or rights of others of any nature whatsoever or however arising, (ii) any and all arrangements or conditions that in substance secure payment or performance of an obligation, and (iii) any and all actions, claims or demands of any nature whatsoever or howsoever arising;

(ff) "**Managed Centres**" means those ambulatory surgery centres and other healthcare centres that will be managed by Northstar Acquisitions, and includes The Palladium for Surgery – Dallas and River Oaks Pain Management.

(gg) "**Management and Cost Sharing Agreements**" means the management and cost sharing agreements with respect to each Northstar Partnership as described in the Prospectus under the caption "Northstar Partnerships – Management and Cost Sharing Agreements";

(hh) "**Management Contracts**" means the management contracts with respect to the Managed Centres as described in the Prospectus under the caption "Business of Northstar – Description of the Managed Centres";

(ii) "**Material Adverse Effect**" or "**Material Adverse Change**", with respect to any Person, means any effect or change on such Person that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of such Person after giving effect to this Agreement and the transactions contemplated hereby;

(jj) **"material fact"** means a material fact for the purposes of the Securities Laws or any of them or, where undefined under the applicable Securities Laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Common Shares;

(kk) "**Misrepresentation**" means a misrepresentation for the purposes of the Securities Laws or any of them or, where undefined under the applicable Securities Laws of a jurisdiction, means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(ll) "**Northstar's and Ventures' Indemnified Person**" has the meaning attributed to such term in Section 7.1(b);

(mm) "**Northstar Partnerships**" means, together, the Palladium Partnership and the Kirby Partnership;

(nn) "**Offering**" has the meaning attributed to such term in the recitals hereto;

(oo) "**Operating Agreements**" means the Operating Agreements to be entered into on the Date of Closing in respect of each of Northstar Acquisitions and Northstar Subco;

(pp) "**Over-Allotment Completion Date**" means the date of the closing of the transactions contemplated by the Over-Allotment Option;

(qq) "**Over-Allotment Option**" means the over-allotment option as described in the Prospectus and as more fully set out in the Underwriting Agreement;

(rr) "**Over-Allotment Transactions**" has the meaning attributed to such term in Section 3.1;

(ss) "**Palladium Partnership**" means The Palladium for Surgery – Houston, Ltd.;

(tt) "**Palladium Partnership Interests Purchase Agreement**" means the Partnership Interests Purchase Agreement dated February 28, 2007, as amended May 9, 2007, by and among Northstar GPco, Northstar LPco, the Palladium Partnership and the vendors set forth on Schedule A thereto pursuant to which Northstar GPco and Northstar LPco will together acquire a 55% interest in the Palladium Partnership (and up to a 70% interest assuming full exercise of the Over-Allotment Option);

(uu) "**Person**" means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(vv) **"Post-Closing Escrow Agreements"** means the post closing escrow agreements to be entered into in connection with the Palladium Partnership Interests Purchase Agreement and the Kirby Partnership Interests Purchase Agreement;

(ww) "**Proceeding**" has the meaning attributed to such term in Section 7.5(b);

(xx) "**Prospectus**" means the final prospectus of the Issuer (in both the English and French languages), including all exhibits and schedules thereto, dated May 9, 2007 and filed with the securities commissions or other regulatory authorities in the Qualifying Jurisdictions in connection with the Offering;

(yy) "**Qualifying Jurisdictions**" means, collectively, each of the provinces and territories of Canada;

(zz) "**Repurchase Agreement**" means the Sale and Repurchase Agreement to be entered into on Closing among the Issuer, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar LPco and Northstar GPco;

(aaa) "**Restricted Period**" has the meaning attributed to such term in Section 6.5;

(bbb) "**Restricted Geographical Area**" has the meaning attributed to such term in Section 6.5(a);

(ccc) "**Revolver**" means the five-year $5 million revolving credit facility to be provided by Ventures to Northstar Subco;

(ddd) "**Subco Class A Units**" means the class A common units of membership interest in Northstar Subco;

(eee) "**Subco Class B Units**" means the class B common units of membership interest in Northstar Subco;

(fff) "**Subco Preferred Units**" means the preferred units of membership interest in Northstar Subco;

(ggg) "**Securities Commissions**" means the applicable securities commission or other regulatory authority in each of the Qualifying Jurisdictions;

(hhh) "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws, together with all applicable policy statements, instruments, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by the Underwriting Agreement;

(iii) "**subsidiary**" means a subsidiary entity for purposes of Section 1.2 of Ontario Securities Commission Rule 45-501 "Exempt Distributions";

(jjj) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations promulgated thereunder;

(kkk) "**Third Party**" means any Person who is not an associate or affiliate of, and who deals at arm's length (as such term is defined in the Tax Act) with the Issuer and its direct and indirect subsidiaries;

(lll) "**to its knowledge**" means, in respect of (i) any of the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco, the knowledge of Donald L. Kramer, M.D. and Kenneth J. Klein having made due inquiry and (ii) Ventures, the knowledge of Donald L. Kramer M.D., having made due inquiry;

(mmm) "**Underwriters**" means the underwriters of the Offering;

(nnn) "**Underwriting Agreement**" means the underwriting agreement among the Issuer, Ventures and the Underwriters dated as of the date hereof; and

(ooo) "**Ventures' Indemnified Person**" has the meaning attributed to such term in Section 7.1(c).

1.2 Exhibits

The following are the exhibits attached to this Agreement:

Exhibit "A"	Closing Transactions
Exhibit "B"	Over-Allotment Transactions
Exhibit "C"	Authorized, Issued and Outstanding Capital
Exhibit "D"	Representations and Warranties relating to the Palladium Partnership
Exhibit "E"	Representations and Warranties relating to the Kirby Partnership

1.3 Headings

The division of this Agreement into articles and sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to "**Articles**", "**Sections**" or "**Exhibits**" are to articles or sections of, or exhibits to, this Agreement.

1.4 Gender and Number

In this Agreement, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa.

1.5 Currency

Except where otherwise expressly provided, all payments contemplated herein will be paid in United States funds, and all references herein to dollar amounts are references to dollars in the lawful currency of the United States.

1.6 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.7 Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8 Construction

The words "including" and "includes" where used in this Agreement will be deemed to mean "including, without limitation" and "includes, without limitation", respectively.

ARTICLE 2 – CLOSING TRANSACTIONS

2.1 Completion of Steps

Each of the parties hereby agrees to complete or cause to be completed each of the steps set out in Exhibit "A" (the "**Closing Transactions**") prior to or on the Date of Closing and in the order set out in Exhibit "A".

ARTICLE 3 – OVER-ALLOTMENT OPTION

3.1 Completion of Steps

In the event that the Over-Allotment Option is exercised, each of the parties hereby agrees to complete or cause to be completed each of the steps set out in Exhibit "B" hereto (the "**Over-Allotment Transactions**") that are applicable to such party on the Over-Allotment Completion Date.

ARTICLE 4 – REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Issuer and Northstar Holdco

The Issuer and Northstar Holdco jointly and severally represent and warrant to Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures and acknowledge that each of them are relying upon the following representations and warranties in completing the transactions contemplated hereby:

(a) **Formation and Status.** The Issuer is a corporation incorporated and validly existing under the laws of the Province of British Columbia and is up to date with respect to its corporate filings under those laws. Northstar Holdco is a corporation incorporated and validly existing under the laws of the State of Delaware and is up to date with respect to its corporate filings under those laws. Each of the Issuer

and Northstar Holdco is duly registered to carry on its business in each jurisdiction where the conduct of its business is currently conducted and, as described in the Prospectus, is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration.

(b) **Power and Due Authorization.** Each of the Issuer and Northstar Holdco has the corporate power and capacity to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which the Issuer or Northstar Holdco, as the case may be, is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by the Issuer and Northstar Holdco, as the case may be, and is, or will at the Closing Time be, a legal, valid and binding obligation of the Issuer or Northstar Holdco, as the case may be, enforceable against such entity in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar Laws affecting creditors' rights generally and the availability of equitable remedies.

(c) **Authorized and Issued Capital.** The Issuer is authorized to issue an unlimited number of Common Shares, of which as at the date of this Agreement, one Common Share is issued and outstanding as fully paid and is registered in the name of Donald L. Kramer. Northstar Holdco is authorized to issue an unlimited number of Holdco Common Shares, of which as at the date of this Agreement, 1,000 Holdco Common Shares are issued and outstanding as fully paid and are registered in the name of the Issuer. As of the Closing Time, the Issuer will be the sole registered and beneficial owner of the Holdco Common Shares, as described in Exhibit C, free and clear of all Liens, and those securities will be validly issued and outstanding and fully-paid.

(d) **No Obligations to Issue Securities.** Except as contemplated by the Prospectus and the Ancillary Agreements, there are no agreements, options, warrants, rights of conversion or other rights pursuant to which either the Issuer or Northstar Holdco is, or may become, obligated to issue any securities. Other than as described in the Prospectus, there are no stock appreciation rights, phantom equity plans or similar rights in respect of any of the Issuer or Northstar Holdco.

(e) **No Approvals.** The execution, delivery and performance by each of the Issuer and Northstar Holdco, as the case may be, of this Agreement and each of the Ancillary Agreements to which it is or will be a party at Closing do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require the consent, approval, Authorization, registration or qualification of or with, filing with, or notice to, any Governmental Body (including, without limitation, those relating to the HSR Act), stock exchange, Securities Commission or other securities regulatory authority or other Person, except: (i) those which have been obtained; (ii) those as may be required (and will be obtained prior to the Closing Time) under applicable Securities Laws or the Ancillary Agreements; or (iii) those which have not been obtained and where the

failure to so obtain would not individually or in the aggregate result in a Material Adverse Effect.

(f) **Non-Contravention.** The execution, delivery and performance by the Issuer and Northstar Holdco of this Agreement and each of the Ancillary Agreements to which the Issuer or Northstar Holdco, as the case may be, is, or will at Closing be, a party and the completion of the transactions contemplated by the Prospectus:

(i) does not (or will not with the giving of notice or the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any Person to exercise any rights (including any right of termination or right of first refusal) under, any of the terms or provisions of the constating documents of the Issuer or Northstar Holdco or resolutions of the securityholders or board of directors (or any committee therof) of the Issuer or Northstar Holdco or any Law or judgment, decree, writ, injunction, order or award of any Governmental Body having jurisdiction over such party, or any agreement, license or permit to which such party is a party, except, in each case, any breach, violation, conflict, default or right of, with or under any such agreement, license or permit that would not result in a Material Adverse Effect;

(ii) will not result in a breach of, default under, or cause the termination or revocation of, any Authorization held by the Issuer or Northstar Holdco or necessary to the ownership of the assets or properties owned by the Issuer or Northstar Holdco or necessary to the completion of the transactions contemplated by the Prospectus;

(iii) will not conflict with or result or will result in a breach of or default under any of the Ancillary Agreements or any other material agreement or instrument to which any of the Issuer or Northstar Holdco is a party;

(iv) will not conflict with or result or will result in a breach of or default under any applicable law, including, without limitation, the HSR Act and Health Care Laws (other than as disclosed in the Prospectus), or any judgment, order or decree of any governmental body, agency, court or arbitrator having jurisdiction over the Issuer or Northstar Holdco or any of their respective assets or properties; or

(v) will not give conflict with, or result in the breach of, or default under, or give rise to the acceleration of or the maturity of any debt under any material indenture, agreement or instrument binding or affecting any of the Issuer or Northstar Holdco.

4.2 <u>Representations and Warranties of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures</u>

Each of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures, jointly and severally, represent and warrant to the Issuer and Northstar Holdco as

follows and acknowledge that the Issuer and Northstar Holdco are relying upon the following representations and warranties in completing the transactions contemplated hereby. In the case of Ventures, each of the representations and warranties contained in this Section 4.2 shall be made to the knowledge of Ventures.

(a) **Formation and Status.** Northstar Acquisitions, Northstar Subco, Northstar LPco and Northstar GPco are each limited liability companies formed and validly existing under the laws of the State of Delaware and are up to date with respect to their filings under those laws. Ventures is a limited partnership formed and validly existing under the laws of the State of Texas and is up to date with respect to its filings under those laws. Each of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures is duly registered to carry on its business in each jurisdiction where the conduct of its business is currently conducted and, as described in the prospectus, is proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration.

(b) **Power and Due Authorization.** Each of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures, has the power and capacity to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated in the Prospectus. Each of this Agreement and the Ancillary Agreements to which Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures, as the case may be, is a party has been, or will at the Closing Time be, duly authorized, executed and delivered by Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures, as the case may be, and is, or will at the Closing Time be, a legal, valid and binding obligation of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures, as the case may be, enforceable against such entity in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar Laws affecting creditors' rights generally and the availability of equitable remedies.

(c) **Authorized and Issued Capital.** Exhibit C sets out the authorized issued and outstanding capital of each of Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco and the registered and beneficial ownership thereof as of the date hereof and as of the Closing Time. As of the Closing Time, following the completion of the transactions contemplated by Article 2, assuming no exercise of the Over-Allotment Option, and the completion of the Closing:

(i) the Issuer will be the sole registered and beneficial owner of all of the Acquisitions Class A Units free and clear of all Liens subject to those obligations contained in the Repurchase Agreement, and those securities will be validly issued and outstanding and fully-paid;

(ii) Northstar Holdco will be the registered and beneficial owner of all of the Acquisitions Common Units and Acquisitions Preferred Units free and clear of all Liens, and those securities will be validly issued and outstanding and fully-paid;

(iii) Ventures will be the registered and beneficial owner of all of the Acquisitions Class B Units free and clear of all Liens, and those securities will be validly issued and outstanding and fully-paid;

(iv) Northstar Acquisitions will be the registered and beneficial owner of all of the Subco Class A Units and Subco Preferred Units free and clear of all Liens, and those securities will be validly issued and outstanding and fully-paid;

(v) Ventures will be the registered and beneficial owner of all of the Subco Class B Units free and clear of all Liens, and those securities will be validly issued and outstanding, fully-paid;

(vi) Northstar Subco will be the registered and beneficial owner of all of the common membership interests in Northstar GPco free and clear of all Liens, and those securities will be validly issued and outstanding, fully-paid;

(vii) Northstar Subco will be the registered and beneficial owner of all of the common membership interests in Northstar LPco free and clear of all Liens, and those securities will be validly issued and outstanding, fully-paid;

(viii) Northstar GPco will be the registered and beneficial owner of the general partnership interest in each of the Northstar Partnerships free and clear of all Liens, and Northstar GPco will be the sole general partner of each of the Northstar Partnerships;

(ix) Northstar LPco will be the registered and beneficial owner of limited partnership interests in each of the Northstar Partnerships free and clear of all Liens, and Northstar LPco will hold (i) a 55% interest in the Palladium Partnership and (ii) a 60% limited partnership interest in the Kirby Partnership; and

(x) The Issuer, through its direct and indirect ownership of Acquisitions Common Units, Acquisitions Preferred Units and Acquisitions Class A Units, Subco Preferred Units and Subco Class A Units will be entitled to (i) 87.5% of the cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships and the Managed Centres (after deducting the preferential distributions on the Subco Preferred Units and the Acquisitions Preferred Units and any applicable United States withholding taxes); and (ii) a 87.5% voting interest in Northstar Acquisitions, which itself will hold a 87.5% voting interest in Northstar Subco. Ventures, through its ownership of Acquisitions Class B Units and Subco Class B Units, will be entitled to (i) 12.5% of the cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships

and the Managed Centres (after deducting the preferential distributions on the Subco Preferred Units and the Acquisitions Preferred Units); and (ii) a 12.5% voting interest in each of Northstar Acquisitions and Northstar Subco.

(d) **No Obligation to Issue Securities.** Except as contemplated by this Agreement, any of the Ancillary Agreements or as disclosed in the Prospectus, no Person has any existing written or oral agreement, option, understanding or commitment, or any existing right or privilege capable of becoming such under which any of Northstar Acquisitions, Northstar Subco, Northstar GPco or Northstar LPco, as the case may be, is, or may become, obligated to issue any of its securities. There are no stock appreciation rights, phantom equity plans or similar rights in respect of any of Northstar Acquisitions, Northstar Subco, Northstar GPco or Northstar LPco.

(e) **No Approvals.** The execution, delivery and performance by each of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures, as the case may be, of this Agreement and each of the Ancillary Agreements to which it is or will be a party at Closing do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require the consent, approval, Authorization, registration or qualification of or with, filing with, or notice to, any Governmental Body (including, without limitation, those relating to the HSR Act), stock exchange, Securities Commission or other securities regulatory authority or other Person, except: (i) those which have been obtained; (ii) those as may be required (and will be obtained prior to the Closing Time) under applicable Securities Laws or the Ancillary Agreements; or (iii) those which have not been obtained and where the failure to so obtain would not individually or in the aggregate result in a Material Adverse Effect.

(f) **Non-Contravention.** The execution, delivery and performance by each of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures of this Agreement and each of the Ancillary Agreements to which Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures, as the case may be, is, or will at Closing be, a party and the completion of the transactions contemplated by the Prospectus:

(i) does not (or will not with the giving of notice or the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any Person to exercise any rights (including any right of termination or right of first refusal) under, any of the terms or provisions of the constating documents (including limited partnership agreement, if applicable) or by-laws or resolutions of the securityholders, managers, directors or partners (or any committee thereof) of such party or any Law or judgment, decree, writ, injunction, order or award of any Governmental Body having jurisdiction over such party, or any agreement, license or permit to which such party is a party or by which its assets or business may be affected, except, in each case, any breach, violation, conflict, default or right of, with or under any

such agreement, license or permit that would not result in a Material Adverse Effect; and

(ii) will not result in a breach of, default under, or cause the termination or revocation of, any Authorization held by any of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures or necessary to the ownership of the assets or properties owned by any of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures or necessary to the completion of the transactions contemplated by the Prospectus;

(iii) will not conflict with or result or will result in a breach of or default under any of the Ancillary Agreements or any other material agreement or instrument to which any of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures is a party;

(iv) will not conflict with or result or will result in a breach of or default under any applicable law, including, without limitation, the HSR Act and Health Care Laws (other than as disclosed in the Prospectus), or any judgment, order or decree of any governmental body, agency, court or arbitrator having jurisdiction over Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures or any of their respective assets or properties; or

(v) will not give conflict with, or result in the breach of, or default under, or give rise to the acceleration of or the maturity of any debt under any material indenture, agreement or instrument binding or affecting any of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco or Ventures.

(g) **Acquisition of Interests in the Palladium Partnership.** With respect only to the Palladium Partnership and any assets or liabilities relating thereto, Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures hereby jointly and severally make the representations and warranties to the Issuer and Northstar Holdco, as of the date hereof and as of the Date of Closing (unless otherwise specified in Exhibit D) set forth in Exhibit D attached hereto, which representations and warranties are, for greater certainty, subject, in each instance, to the disclosure schedules to the Palladium Partnership Interests Purchase Agreement.

(h) **Acquisition of Interests in the Kirby Partnership.** With respect only to the Kirby Partnership and any assets or liabilities relating thereto, Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures hereby jointly and severally make the representations and warranties to the Issuer and Northstar Holdco, as of the date hereof and as of the Date of Closing (unless otherwise specified in Exhibit E) set forth in Exhibit E attached hereto, which representations and warranties are, for greater certainty, subject, in each instance, to the disclosure schedules to the Kirby Partnership Interests Purchase Agreement.

(i) **No Material Adverse Change.** Except as disclosed in the Prospectus, since December 31, 2006 there has not been any Material Adverse Change with respect to any of Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco, the Palladium Partnership or the Kirby Partnership, and no event has occurred and, to its knowledge, no circumstance exists, which would result in a Material Adverse Change.

4.3 Prospectus Representation of Ventures

Ventures represents and warrants to the Issuer and Northstar Holdco that, to the best of its knowledge after reasonable enquiry, the Prospectus (other than information therein relating solely to the Underwriters) does not contain any Misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco, the Northstar Partnerships and the Business required to be disclosed in the Prospectus.

4.4 Survival of Representations and Warranties

The representations and warranties of each party contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement will survive the Closing and continue in full force and effect until the third anniversary of Closing, except that:

(a) the representations and warranties set out in (i) Sections 4.1(a), 4.1(b), 4.1(c), 4.2(a), 4.2(b) and 4.2(c) of this Agreement (and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 5.1(a) (the "**Closing Certificates**")), and (ii) Sections 2,1, 2.2, 2.6, 2.17, 2.30 and 2.34 of each of Exhibits D and E to this Agreement, will survive Closing and continue in full force and effect without limitation of time;

(b) the representations and warranties set out in Section 4.3 (and the corresponding representations and warranties set out in the applicable Closing Certificates), will survive the Closing and continue in full force and effect for a period of three (3) years plus sixty (60) days after Closing;

(c) a claim for any breach of any of the representations and warranties contained (i) in this Agreement, any Closing Certificate or in any Ancillary Agreement involving fraud or fraudulent misrepresentation or (ii) Section 2.9, 2.10, 2.13 and 2.18 of each of Exhibits D and E to this Agreement, may be made at any time subject only to applicable limitation periods imposed by Law; and

(d) all other representations and warranties contained in Exhibits D and E to this Agreement and not otherwise referenced in this Section 4.4 will survive the Closing and continue in full force and effect for a period of years (2) after Closing,

and no claim for breach of representation or warranty (other than those referenced in Section 4.4(a)) will be valid unless the party against whom such claim is made has been given notice in accordance with Article 7 before the expiry of such period.

ARTICLE 5 – CLOSING CONDITIONS

5.1 Conditions Precedent to Closing

The obligation of each of the parties to complete the transactions contemplated in this Agreement at the Date of Closing is subject to the satisfaction or waiver of, or compliance with, at or prior to the Closing Time, each of the following conditions (each of which is for the benefit of all of the parties hereto unless otherwise stated):

(a) **Truth of Representations and Warranties.** The representations and warranties of each of the parties, as the case may be, made in or pursuant to this Agreement or in any Ancillary Agreement as to which it is a party, will have been true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Time (except in each case, for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects and except in respect of any representations and warranties that are to be true and correct as a specified date, in which case they will be true and correct as of that date only) with the same force and effect as if such representations and warranties had been made on and as of such date, and each party will have executed and delivered a certificate of a trustee, director or senior officer (without personal liability), to that effect with respect to the representations and warranties of such party that are contained in this Agreement or in any Ancillary Agreement. Neither the receipt of such certificate nor the Closing will constitute a waiver by the party receiving such certificate of any of the representations and warranties of such party providing such certificate which are contained in this Agreement. Upon the delivery of such certificates, the representations and warranties of the parties in Article 4, as applicable, will be deemed to have been made on and as of the Date of Closing with the same force and effect as if made on and as of such date.

(b) **Compliance with and Performance of Covenants.** Each party will have fulfilled or complied in all material respects with all covenants contained in this Agreement and in any Ancillary Agreements as to which it is a party, to be fulfilled or complied with by it at or prior to the Closing and each party will have executed and delivered a certificate of a director, manager or senior officer (without personal liability), to that effect.

(c) **Offering.** The Issuer will have completed the sale of Common Shares pursuant to the Offering on terms satisfactory to the Issuer, acting reasonably.

(d) **Deliveries.** All documents relating to the due authorization and completion of the transactions contemplated hereby, all actions and all corporate, trust and other proceedings taken at or prior to the Closing Time on the Date of Closing in connection with the performance by each party of its respective obligations under this Agreement, and all other documents and materials of any kind relating to this Agreement and carrying out the terms hereof, will have been completed and satisfied including the following:

(i) each of the parties will initiate the wire transfers or deliver the share certificates, note certificates or unit certificates, applicable to them, as contemplated in Article 2 and Exhibit A; and

(ii) each party will deliver or cause to be delivered the certificates referred to in Sections 5.1(a) and 5.1(b).

(e) **Execution of Ancillary Agreements.** The Ancillary Agreements will have been executed and delivered by all parties thereto and the other transactions contemplated by the Prospectus to be completed on or prior to the Date of Closing will have been completed.

(f) **No Adverse Legislation.** There will not be any Law, proposed Law, change in any Law or interpretation or enforcement of any Law which makes it illegal for any of the parties to consummate the transactions contemplated hereby or in any Ancillary Agreement or any order, decree or judgment of any Governmental Body enjoining any party to this Agreement from consummating any of the transactions contemplated hereby or in any Ancillary Agreement.

(g) **No Legal Action.** No action or proceeding will be pending or threatened by any Person (other than the parties hereto) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Northstar Partnerships to conduct the Business after Closing on substantially the same basis as heretofore operated or to seek Damages in connection with this Agreement.

(h) **No Material Adverse Change.** Since the date of this Agreement, there shall not have been any Material Adverse Change in the Business.

5.2 <u>Failure to Close as Provided Herein</u>

If Closing does not take place as provided by this Agreement, all parties will repay all amounts received hereunder and the Issuer will refund to purchasers the consideration paid in respect of the Common Shares offered under the Prospectus.

ARTICLE 6 – COVENANTS OF THE PARTIES

6.1 <u>Covenant Regarding Representations, Warranties and Conditions</u>

Except as expressly provided in this Agreement or except with the prior written consent of the other parties hereto, prior to the Closing Time each of the parties hereto will do or refrain from doing all acts and things in order to ensure that the respective representations and warranties of such parties in Article 4 remain true and correct at the Closing Time as if such representations and warranties were made at and as of such date and to satisfy or cause to be satisfied the conditions in Article 5 which are within such party's control. From the date hereof to the Closing Time, the parties will conduct their business only in their ordinary course and as necessary to complete the transactions contemplated herein and in any Ancillary Agreement.

6.2 Issuance and Transfer of Securities

Each party hereto will take all necessary steps and proceedings to cause any securities to be issued by it hereunder to be duly and validly issued and delivered to the applicable holder at the Closing on the Date of Closing and the Over-Allotment Completion Date, as the case may be, free and clear of all Liens other than (i) the restrictions on transfer, if any, contained in the Ancillary Agreements and (ii) Liens, if any, granted by the holder that are permitted under the Ancillary Agreements.

6.3 Filings and Authorizations

Each of the parties hereto, as promptly as practicable either before or after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it as may be required for it to complete the transactions contemplated in this Agreement, and (ii) take, or cause to be taken, all other actions necessary in order for it to fulfill its obligations under this Agreement. Each of the parties hereto will co-ordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, providing each other with all notices and information supplied or filed with any Governmental Body and all notices and correspondence received from any Governmental Body.

6.4 Cooperation

Each of the parties hereto will cooperate fully in good faith with each other and their respective legal advisors, accountants and other representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement. From time to time after the Date of Closing, each such Person will, at the request of any other party hereto, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively complete the transactions contemplated herein and to carry out the intent of this Agreement.

6.5 Covenant not to Compete

(a) Ventures hereby agrees that for a period of five (5) years after the Date of Closing (the "**Restricted Period**"), it shall not, directly or indirectly (including beneficially), for itself, or on behalf of any other Person, whether as an agent, servant, employer, director, shareholder, lender, investor, principal, consultant or in any other capacity whatsoever, own, control, finance or participate in the profits or revenues of any business which is licensed as an ambulatory surgical center by the Texas Department of Health and all other appropriate regulatory agencies (an in the State of Texas (the "**Restricted Geographical Area**").

(b) Ventures has carefully considered the nature and extent of the restrictions imposed by this Section 6.5 and the rights and remedies conferred upon the Issuer and its direct or indirect subsidiaries hereunder and hereby expressly acknowledge and agree that: (i) the Restricted Geographical Area, Restricted Period, and activities are reasonable and are necessary and fully required to protect the legitimate business interests of Issuer and its direct or indirect subsidiaries; and (ii) any violation of the terms of these restrictive covenants would have a

substantial detrimental effect on the Business or the Issuer's business. Because of the difficulty of measuring economic losses to the Issuer and its direct or indirect subsidiaries as a result of the breach of the foregoing covenants, and because of the immediate and irreparable damage that would be caused to the Issuer and its direct or indirect subsidiaries for which it would have no other adequate remedy, Ventures agrees that, in the event of a breach by it of the foregoing covenants, the covenants set forth in this Section 6.5 may be enforced by the Issuer and its direct or indirect subsidiaries by injunctive or other equitable relief, in addition to all other available remedies.

ARTICLE 7 – REMEDIES

7.1 Indemnification

Subject to Section 7.2:

(a) The Issuer and Northstar Holdco will indemnify and save, Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures and each of their respective shareholders and current and former directors, managers and officers (collectively, the "**Issuer's Indemnified Persons**") harmless of and from any Damages suffered by, imposed upon or asserted against any of the Issuer's Indemnified Persons as a result of, in respect of, connected with, or arising out of, under or pursuant to any of their Indemnification Matters.

(b) Other then as set forth in Section 7.1(c), Northstar Acquisitions, Northstar Subco, Northstar GPco, Northstar LPco and Ventures jointly and severally, will indemnify and save the Issuer, Northstar Holdco and their respective current and former directors and officers (collectively, "**Northstar's and Ventures' Indemnified Persons**") harmless of and from any Damages suffered by, imposed upon or asserted against any of Northstar's and Ventures' Indemnified Persons as a result of, in respect of, connected with, or arising out of, under or pursuant to any of their Indemnification Matters.

(c) Ventures will indemnify and save the Issuer, Northstar Holdco and their respective current and former directors and officers (collectively, "**Ventures' Indemnified Persons**") harmless of and from any Damages suffered by, imposed upon or asserted against any of Ventures' Indemnified Persons as a result of, in respect of, connected with, or arising out of, under or pursuant to Ventures breach of the representations and warranties contained in Section 4.3. For further clarity, Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco shall not be liable for any breach by Ventures of the representations and warranties contained in Section 4.3.

(d) For purposes of this Agreement, the Issuer's Indemnified Persons, Northstar's and Ventures' Indemnified Persons, and Ventures' Indemnified Persons are referred to as the "**Indemnified Persons**".

7.2 Limitations of Liability

The obligation of each of the Indemnifying Parties pursuant to the indemnification provisions set forth in this Article 7 will be limited such that:

(a) Ventures shall only be liable for any Damages under Sections 4.2(g) and 4.2(h) of this Agreement in relation to a breach of a representation and warranty contained in Sections 4.2(g) and 4.2(h) after full, diligent and final recourse has been sought by any or all of the Indemnified Persons hereunder (regardless of the Indemnifying Party) from the sellers under the Palladium Partnership Interests Purchase Agreement and the Kirby Partnership Interests Purchase Agreement, as applicable;

(b) Ventures shall not be liable for any Damages under this Agreement unless and until the aggregate of all Damages suffered by any or all of the Indemnified Persons hereunder (regardless of the Indemnifying Party) and for which indemnification is sought from Ventures under this Article 7 exceeds a one-time deductible of $500,000 (the "**Ventures Deductible**"), in which case Ventures shall be liable only for the excess of the aggregate amount over the Ventures Deductible that is applicable;

(c) the total maximum liability of Ventures under Ventures' indemnities relating to the representations and warranties set out in Section 4.3 (and the corresponding representations and warranties set out in the applicable Closing Certificates), will be limited, without duplication, to the sum of (i) the cash proceeds actually received by Ventures in connection with the transactions contemplated in this Agreement (net of any Offering expenses paid by Ventures pursuant to Section 10.4) and (ii) the value of the Acquisitions Class B Units and Subco Class B Units (such value calculated from time to time in accordance with the terms of the Operating Agreements) issued to Ventures at the time of Closing; provided, however, that any cash proceeds received by Ventures following a transfer, sale or redemption of its Acquisitions Class B Units or Subco Class B Units will be retained by Ventures and not distributed to its partners for a period of three (3) years plus sixty (60) days after Closing;

(d) the total maximum liability of Ventures under all of Ventures' representations, warranties and indemnities under this Agreement (other than those set out in Section 4.3) will be limited, without duplication, to $10,000,000, less any amounts paid by Ventures to the Underwriters pursuant to the indemnity provisions contained in the Underwriting Agreement; and

(e) no double recovery by any Person shall be permitted under this Agreement and the Underwriting Agreement as a result of any action that results in breach under both agreements.

7.3 Notice of Claim

If an Indemnified Person wishes to make a claim for indemnification (a "**Claim**") pursuant to this Article 7 against one or more of the Indemnifying Parties from whom the

Indemnified Person is entitled to indemnification, the Indemnified Person will, as soon as reasonably practicable, give notice to the Indemnifying Party of the Claim. Such notice will specify with reasonable particularity (to the extent that the information is available):

(a) the factual basis for the Claim; and

(b) the amount of the Claim, or, if an amount is not then determinable, an approximate and reasonable estimate of the potential amount of the Claim.

7.4 Procedure for Indemnification – Other Claims

A claim for indemnification for any matter not involving a third party claim may be asserted by notice to the Indemnifying Party in accordance with Section 7.3.

7.5 Indemnification Proceedings – Third Party Claims

(a) As soon as reasonably practicable, after receipt by an Indemnified Person under Section 7.3 of a notice of commencement of any proceeding against it by a third party hereto, the Indemnified Person will, if a claim is to be made against an Indemnifying Party under such section, give notice to the Indemnifying Party of the commencement of such claim. The failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Party demonstrates that the defense of such action is materially prejudiced by the Indemnified Person's failure to give such notice.

(b) If any proceeding referred to in Section 7.5(a) (a "**Proceeding**") is brought against an Indemnified Person and it gives notice to the Indemnifying Party of the commencement of the Proceeding, the Indemnifying Party will be entitled to participate in the Proceedings as hereinafter provided. Subject to the next following sentence, to the extent that the Indemnifying Party wishes to assume the defense of the Proceeding with counsel satisfactory to the Indemnified Person, it may do so provided it reimburses the Indemnified Person for all of its out-of-pocket expenses (including solicitors' fees and disbursements) arising prior to or in connection with such assumption. The Indemnifying Party may not assume defence of the Proceeding if (i) the Indemnifying Party is also a party to the Proceeding and the Indemnified Person determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend the Proceeding and provide indemnification with respect to the Proceeding. After notice from the Indemnifying Party to the Indemnified Person of its election to assume the defense of the Proceeding as against the Indemnified Person, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Person under this Section 7.5 in connection with the defense of the Proceeding, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a Proceeding as against the Indemnified Person (i) no compromise or settlement of such claims may be made by the Indemnifying Party without the Indemnified Person's consent (which may not be unreasonably withheld) unless (A) there is no finding or admission of any

violation of Laws or any violation of the rights of any Person and no adverse effect on any other claims that may be made against the Indemnified Person, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (ii) the Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent not to be unreasonably withheld. If notice is given to an Indemnifying Party of the commencement of any Proceeding and the Indemnifying Party does not, within thirty (30) days after receipt for such notice, give notice to the Indemnified Person of its election to assume the defense of the Proceeding, the Indemnifying Party will not be entitled to assume the defense and will be bound by any determination made in the Proceeding of any compromise or settlement effected by the Indemnified Person acting in good faith.

(c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle the Proceeding. In such case, the Indemnifying Party will not be bound by any compromise or settlement effected without its consent (which may not be unreasonably withheld) but will be bound by a final and conclusive judgement of a court of competent jurisdiction.

(d) Where the defense of a Proceeding is being undertaken and controlled by the Indemnifying Party, the Indemnified Person will use its best efforts to make available to the Indemnifying Party those employees, officers and directors whose assistance, testimony or presence is reasonably necessary to assist the Indemnifying Party in evaluating and defending any such claims. However, the Indemnifying Party will be responsible for the reasonable out-of-pocket expenses associated with any employees, officers and directors made available by the Indemnified Person to the Indemnifying Party pursuant to this Section 7.5(d).

(e) With respect to any Proceeding, at the reasonable request of the Indemnifying Party, the Indemnified Person will make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Person, at the expense of the Indemnifying Party, reasonably required by the Indemnifying Party for its use in defending any such claim and will otherwise cooperate on a timely basis with the Indemnifying Party in the defense of such claim.

(f) With respect to any Proceeding in respect of income, corporate, sales, excise or other tax liability enforceable by Lien against the property of the Indemnified Person, the Indemnifying Party's right to so defend the Proceeding will only apply after payment of the re-assessment or the provision by the Indemnifying Party of such security as is required by the relevant Governmental Body.

7.6 Injunctive Relief

Each of the parties acknowledges that irreparable harm will result to the others if one of them breaches its obligations under this Agreement. The parties acknowledge that such a breach may not be adequately compensable by an award of Damages. Each of the parties agrees that any other party hereto may apply to a court of competent jurisdiction for an order for injunctive relief or other equitable relief enjoining such breach at the earliest possible date.

7.7 No Requirement to Exhaust Claims

Except as provided for in Section 7.2(a), an Indemnified Person may elect to proceed with a Claim against any one or more of its Indemnifying Parties. For greater certainty, except as provided for in Section 7.2(a), no Indemnified Person, in making a Claim under this Agreement, shall be required to seek or exhaust its remedies against an Indemnifying Party as a precondition to making, adjudicating or settling such Claim against any other Indemnifying Party.

7.8 Claims

Notwithstanding any other provision of this Agreement, the parties agree that this Article 7 sets out the sole and exclusive manner by which any party hereto to this Agreement may seek monetary compensation from any other party hereto to this Agreement with respect to the matters set out in this Agreement.

ARTICLE 8 – TERMINATION

8.1 Termination

This Agreement may be terminated: (a) by mutual consent of all the parties; or (b) if the Closing has not been completed prior to June 20, 2007 by notice in writing by any party hereto to each of the other parties given prior to or on the Date of Closing unless the Closing has not occurred by such date because the party seeking to terminate this Agreement has failed to perform one or more of the covenants or obligations to be performed by such party on or before the Date of Closing. Upon giving such consent or the requisite notice, each of the parties hereto will be released from all obligations hereunder, save and except for the obligations under Section 5.2 and Section 10.4, which will survive. If a party hereto waives compliance with any of the conditions, obligations or covenants contained in this Agreement, subject to Article 7, the waiver will be without prejudice to any of its rights of termination or otherwise in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

ARTICLE 9 – CLOSING

9.1 Location and Time of the Closing

The Closing will take place at the Closing Time on the Date of Closing at the offices of Goodmans LLP in Toronto, Ontario, Canada, or at such other place, on such other date and at such other time as may be agreed upon in writing by the parties.

9.2 Closing Procedures

Subject to satisfaction or waiver by the relevant parties of the conditions of Closing, at the Closing Time the deliveries and payments contemplated by this Agreement to be made at the Closing, will be completed as provided herein.

ARTICLE 10 – GENERAL MATTERS

10.1 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

10.2 Enurement

This Agreement will be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns from time to time.

10.3 Assignment

This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties.

10.4 Expenses

Except as otherwise expressly provided in this Agreement (specifically including paragraph 2 of Exhibit "A") or the Prospectus, all costs and expenses of the parties to this Agreement (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred prior to or following the Date of Closing in connection with the Offering, will be paid by Ventures.

10.5 In Respect of Ventures

Each of the parties hereto acknowledges the obligations of Ventures under this Agreement and that such obligations will not be personally binding upon any of the partners of Ventures and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of Ventures arising hereunder, and recourse for such indebtedness, obligations or liabilities of Ventures, as the case may be, will be limited to, and satisfied only out of, the assets of Ventures.

10.6 Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed as follows:

(a) in the case of the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco:

c/o Northstar Healthcare Inc.
4120 Southwest Freeway, Suite 150
Houston, Texas, 77027

Attention: Chief Executive Officer
Facsimile No.: 713.355.8614

with a copy to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Stephen Pincus
Facsimile No.: 416.979.1234

with a copy to:

Capstone Associated Services, Ltd.
5051 Westheimer, Suite 1875
Houston, TX 77056-5604

Attention: Stewart A. Feldman
Facsimile No.: 713.623.0329

(b) in the case of Ventures:

c/o Northstar Healthcare Inc.
4120 Southwest Freeway, Suite 150
Houston, Texas, 77027

Attention: Donald L. Kramer, M.D.
Facsimile No.: 713.355.8614

with a copy to:

Cokinos, Bosien and Young, P.C.
1500 Woodson Tower
2919 Allen Parkway
Houston, Texas, 77019

Attention: Douglas Samuelson
Facsimile No.: 713.535.5533

with a copy to:

The Feldman Law Firm LLP
5051 Westheimer, Suite 1850
Houston, TX 77056-5604

Attention: Stewart A. Feldman
Facsimile No.: 713.850-8530

10.7 Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any party hereto, will continue in full force and effect. Subject to Section 4.4 and Article 5 and Article 7, Closing will not prejudice any right of one party hereto against any other party hereto in respect of anything done or omitted under this Agreement or in respect of any right to Damages or other remedies.

10.8 Governing Law

This Agreement will be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein.

Each of the parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgement of those courts.

10.9 Time of Essence

Time is of the essence in respect of this Agreement.

10.10 Entire Agreement

This Agreement, the Ancillary Agreements and the other agreements contemplated hereby constitute the entire agreement between the parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party hereto or its directors, officers, employees or agents, to any other party hereto or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

10.11 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties.

10.12 Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

10.13 Language

The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté express que la présente Entente ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rédigés en anglais.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

NORTHSTAR HEALTHCARE INC.

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: Chief Executive Officer

NORTHSTAR HEALTHCARE HOLDINGS, INC.

By: *"Stewart A. Feldman"*

Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: President

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

By: *"Stewart A. Feldman"*

Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: President

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

By: *"Stewart A. Feldman"*

Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: President

NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C.

By: *"Stewart A. Feldman"*

Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: President

NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C.

By: *"Stewart A. Feldman"*

Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: President

HEALTHCARE VENTURES, LTD., by HEALTHCARE VENTURES MANAGEMENT CORP., its sole General Partner

By: *"Stewart A. Feldman"*

Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: President

EXHIBIT "A"

CLOSING TRANSACTIONS

The following will occur in the following order on or prior to the Closing Date:

1. The Operating Agreement in respect of Northstar Subco will be amended and restated to provide that its capital will consist of an unlimited number of Subco Preferred Units, an unlimited number of Subco Class A Units and an unlimited number of Subco Class B Units.

2. Northstar Acquisitions will subscribe for, and Northstar Subco will issue to Northstar Holdco, 10,000 Subco Preferred Units for $1 million. Northstar Holdco will pay this subscription price by issuing to Northstar Subco a $1 million demand non-interest bearing promissory note (the "**Subco Note**").

3. Northstar Acquisitions will contribute its interests in Northstar LPco and Northstar GPco to Northstar Subco in consideration for the issuance by Northstar Subco to Northstar Acquisitions of 9,686 Subco Class A Units and 12,500 Subco Class B Units.

4. Northstar Acquisitions will transfer the 9,686 Subco Class A Units and 12,500 Subco Class B Units to Ventures and Ventures shall be deemed to have made the entire contribution to Northstar Subco attributed to Northstar Acquisitions in respect of such units.

5. The Operating Agreement in respect of Northstar Acquisitions will be amended and restated to provide that (i) its capital will consist of an unlimited number of Acquisitions Common Units, an unlimited number of Acquisitions Preferred Units, an unlimited number of Acquisitions Class A Units and an unlimited number of Acquisitions Class B Units; and (ii) Ventures will exchange its existing interests in the capital of Northstar Acquisitions into 1 Acquisitions Common Unit and 12,500 Acquisitions Class B Units.

The following transactions will occur in the following order on the Closing Date:

1. Northstar Holdco will subscribe for, and Northstar Acquisitions will issue to Northstar Holdco, 97,032 Acquisitions Class A Units. In payment of this subscription price, Northstar Holdco will issue a promissory note to Northstar Acquisitions in the principal amount of $97,032,000 (the "**Subscription Note**").

2. The Issuer will complete a public offering of 12,087,698 common shares, raising Cdn$148,074,300.50. After paying underwriters' fees and certain other transaction expenses, the Issuer will have $123,365,826.62.

3. The Issuer will contribute $26,333,826.32 to Northstar Holdco as proceeds for the subscription for, and Northstar Holdco will issue to the Issuer, 26,334 additional Holdco Common Shares. Northstar Holdco will, after paying the remaining expenses of the offering of approximately $2,500,000, contribute the remaining $23,833,826.32 to Northstar Acquisitions as proceeds for the subscription of 11,100 Acquisitions Preferred Units (as to $11,100,000) and 12,734 Acquisitions Common Units (as to 12,733,826.32),

and Northstar Acquisitions will issue to Northstar Holdco 11,100 Acquisitions Preferred Units and 12,734 Acquisitions Common Units.

4. The Issuer, Northstar Holdco and others will enter into the Repurchase Agreement, pursuant to which, *inter alia,* the Issuer will purchase from Northstar Holdco and Northstar Holdco will sell to the Issuer, the 97,032 Acquisitions Class A Units for $97,032,000.

5. Northstar Holdco will pay $97,032,000 to Northstar Acquisitions in full repayment and cancellation of the Subscription Note.

6. Northstar Acquisitions will pay $1,000,000 to Northstar Subco in full repayment of the Subco Note and will contribute $119,865,826.32 to Northstar Subco as subscription proceeds for, and Northstar Subco will issue to Northstar Acquisitions, 87,500 Subco Class A Units.

7. Northstar Subco will redeem, and Ventures will transfer, the 9,686 Subco Class A Units owned by Ventures for $13,269,026.32, subject to a price adjustment in the event that the Over-Allotment Option is exercised, as more specifically described in Step 9 of Exhibit "B".

8. Northstar Subco will contribute $105,712,837 to Northstar LPco as subscription proceeds for, and Northstar LPco will issue to Northstar Subco, 105,713 additional common membership units of Northstar LPco. Northstar Acquisitions will contribute $1,883,963 to Northstar GPco as subscription proceeds for, and Northstar GPco will issue to Northstar Subco, 1,884 additional common membership units in Northstar GPco.

9. Northstar LPco and Northstar GPco will complete the transactions contemplated by the Palladium Partnership Interests Purchase Agreement.

10. Northstar LPco and Northstar GPco will complete the transactions contemplated by the Kirby Partnership Interests Purchase Agreement.

11. The Issuer will purchase for cancellation, and Donald L. Kramer, M.D. (or the registered holder thereof) shall sell, the one Common Share of the Issuer held by Donald L. Kramer, M.D. (or the registered holder thereof) for its issue price and such share shall be cancelled.

12. Northstar Acquisitions will purchase for cancellation, and Ventures will sell, the one Acquisitions Common Unit held by Ventures for $100 and such unit shall be cancelled.

13. Ventures will make available to Northstar Subco a five-year senior, secured line of credit in the aggregate amount of $5,000,000.

14. Ventures will provide cash collateral of $5,000,000 as required to support the hedging arrangements of the Issuer.

EXHIBIT "B"

OVER-ALLOTMENT TRANSACTIONS

The following transaction steps assume that the Over-Allotment Option has been exercised in full. In the event of a partial exercise of the Over-Allotment Option, the numbers below will be reduced accordingly.

1. Pursuant to the Underwriting Agreement, the Issuer will grant the Underwriters the Over-Allotment Option to purchase for a period of 30 days following Closing up to an additional 1,813,154 Common Shares at a price of Cdn$12.25 per Common Share.

2. Prior to the closing of the Over-Allotment Option, Northstar Holdco will subscribe for, and Northstar Acquisitions will issue, 13,882 Acquisitions Class A Units having an aggregate repurchase price of $13,882,000 million and will pay for this subscription with a promissory note (the "**Over-Allotment Note**").

3. The Issuer will raise an additional Cdn$22,211,136.50 on the exercise of the Over-Allotment Option and, after paying underwriters' fees, will have $18,879,866.65.

4. The Issuer will contribute $4,997,866.65 to Northstar Holdco as proceeds for, and Northstar Holdco will issue to the Issuer, 4,998 additional Holdco Common Shares.

5. Northstar Holdco will contribute this cash to Northstar Acquisitions for, and Northstar Acquisitions will issue, 4,998 additional Acquisitions Common Units.

6. Pursuant to the Repurchase Agreement, the Issuer will purchase from Northstar Holdco, and Northstar Holdco shall sell to the Issuer, 13,882 Acquisitions Class A Units for $13,882,000.

7. Northstar Holdco will pay $13,882,000 to Northstar Acquisitions in full repayment and cancellation of the Over-Allotment Note.

8. Northstar Acquisitions will use the cash received in steps 5 and 7 above, to subscribe for, and Northstar Subco will issue 13,782 additional Subco Class A Units.

9. Northstar Subco will use $16,323,237 of this cash to subscribe for, and Northstar LPco will issue, 16,322 additional common membership units of Northstar LPco. The remaining $2,556,629.65 will be paid to Ventures as a purchase price adjustment in respect of the redemption of its Subco Class A Units on Closing, as set out in Step 2 of Exhibit "A".

10. Pursuant to the Palladium Partnership Interests Purchase Agreement, Northstar LPco will use the cash received in step 9 above, to purchase an additional 15% interest in the Palladium Partnership.

EXHIBIT "C"

AUTHORIZED, ISSUED AND OUTSTANDING CAPITAL

The following chart sets out authorized, issued and outstanding capital and the registered and beneficial holders thereof as of the date of this Agreement.

Entity	**Authorized Capital**	**Issued and Outstanding Capital - Registered Holder Thereof**
Northstar Holdco	• Unlimited Holdco Common Shares	• 1,000 Holdco Common Shares - Issuer
Northstar Acquisitions	• Unlimited membership Units	• 1,000 membership units - Ventures
Northstar Subco	• Unlimited membership units	• 1,000 membership units – Northstar Acquisitions
Northstar GPco	• Unlimited membership units	• 1,000 membership units – Northstar Subco
Northstar LPco	• Unlimited membership units	• 1,000 membership units – Northstar Subco

The following chart sets out authorized, issued and outstanding capital and the registered holder(s) thereof immediately following Closing:

Entity	Authorized Capital	Issued and Outstanding Capital - Registered Holder(s) Thereof
Northstar Holdco	• Unlimited Holdco Common Shares	• 27,334 Holdco Common Shares - Issuer
Northstar Acquisitions	• Unlimited Acquisitions Class A Units	• 97,032 Acquisitions Class A Units – Issuer
	• Unlimited Acquisitions Class B Units	• 12,500 Acquisitions Class B Units – Ventures
	• Unlimited Acquisitions Common Units	• 12,734Acquisitions Common Units – Northstar Holdco
	• Unlimited Acquisitions Preferred Units	• 11,100 Acquisitions Preferred Units – Northstar Holdco
Northstar Subco	• Unlimited Subco Class A Units	• 87,500 Subco Class A Units – Northstar Acquisitions
	• Unlimited Subco Class B Units	• 12,500 Subco Class B Units – Ventures
	• Unlimited Subco Preferred Units	• 10,000 Subco Preferred Units – Northstar Acquisitions
Northstar GPco	• Unlimited membership units	• 2,884 membership units – Northstar Subco
Northstar LPco	• Unlimited membership units	• 106,713 membership units – Northstar Subco

EXHIBIT "D"

REPRESENTATIONS AND WARRANTIES RELATING TO THE PALLADIUM PARTNERSHIP

Capitalized, undefined terms used in this Exhibit "D" shall have the respective meanings ascribed thereto in the Palladium Partnership Interests Purchase Agreement, except that:

"knowledge of Seller" or "Seller's knowledge" or terms of similar import shall mean, in respect of (i) any of the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Northstar GPco or Northstar LPco, the knowledge of Donald L. Kramer, M.D. and Kenneth J. Klein, having made due inquiry and (ii) Ventures, the knowledge of Donald L. Kramer M.D., having made due inquiry; and

"Palladium Partnership Interests Purchase Agreement" shall have the meaning given to it in this Agreement.

2.1 Organization of the Company; Authority.

(a) The Company is a Texas limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas, with all executed forms of its current partnership agreement and filings with the Secretary of State attached as Schedule 2.1.1 to the Palladium Partnership Interests Purchase Agreement. See also Schedule 2.34 to the Palladium Partnership Interests Purchase Agreement for prior agreements. The Company has full power and authority to own its properties and to carry on its business as the same is now being conducted, and to own or to hold under lease the properties and assets it now holds or owns under lease. Attached as Schedule 2.1.1 to the Palladium Partnership Interests Purchase Agreement, are the governance documents of the Company and the credentialing process for the Facility. The Company has obtained all licenses, permits, or other authorizations, and has taken all actions required by applicable law or governmental regulation in connection with its business as the same is now conducted. Attached as Schedule 2.1.2 to the Palladium Partnership Interests Purchase Agreement are all minutes of any governing committee or board of the Company for the last 2 years.

(b) Each of the Sellers owns all of the outstanding Partnership Interests indicated on Schedule A to the Palladium Partnership Interests Purchase Agreement free and clear of any and all liens, other than liens created by the Palladium Partnership Interests Purchase Agreement;

(c) If any Seller is an entity, the execution and delivery to the Palladium Partnership Interests Purchase Agreement and the other documents and instruments to be executed and delivered by such Seller pursuant thereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all applicable action;

(d) No other or further act or proceeding on the part of any Seller or any lienholder or other party is necessary to authorize the Palladium Partnership Interests Purchase Agreement or the other documents and instruments to be executed and delivered by any Seller pursuant hereto or the consummation of the transactions contemplated hereby and thereby; and

(e) the Palladium Partnership Interests Purchase Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by each Seller pursuant thereto will constitute, valid binding agreements of each Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

2.2 No Ownership of Other Entities; No Subsidiaries. Except as listed on Schedule 2.2 to the Palladium Partnership Interests Purchase Agreement, the Company does not own and has no obligation to acquire any interest in any corporation, partnership, proprietorship, firm, association or any other business entity.

2.3 Financial Statements.

(a) The Company has delivered to Purchaser copies of its independently audited financial statements as of and for the years ending December 31, 2003, December 31, 2004 and December 31, 2005; and unaudited financial statements for the year ending December 31, 2006 which have been reviewed by the Company's independent auditor. The afore-described financial statements are collectively referred to as the "Financial Statements" in this Exhibit. The Sellers have authorized the Company's independent auditors, all at the Purchaser's sole expense (i) to consent to the inclusion of the Financial Statements in any offering statement, offering memoranda or prospectus prepared by the Purchaser, and (ii) to allow the Financial Statements to be incorporated into consolidated or consolidating, actual or pro forma, financial statements of Purchaser or its affiliates. The Financial Statements were prepared from the books and records of the Company and fairly present in all material respects, in accordance with generally accepted accounting principles ("GAAP") consistently applied (except as noted therein, and except, in the case of unaudited interim financial statements, for normal year-end adjustments), the financial condition of the Company as and at the respective dates and the results of their operations for the period covered thereby and on the accrual basis of accounting, recognizing that the operations of the Company and its tax reporting may be on the modified cash basis.

(b) The Company did not have as of December 31, 2006, nor will it have on the Closing Date:

(i) Any obligations, commitments or liabilities, contingent or otherwise, whether for taxes or otherwise, arising out of events that occurred prior to such date not reflected in the Financial Statements or in the Schedules to the Palladium Partnership Interests Purchase Agreement;

(ii) Any continuing contract for the future purchase of services or materials, which cannot be terminated by the Company, its successors or assigns, without payment of any amount as a penalty or for the breach or alleged breach thereof, or any contract(s) or commitment(s) for capital expenditures individually or collectively aggregating in excess of $10,000, or any contract or commitment which has a duration or is for a period of more than thirty (30) days from the Closing Date, except for those contracts or commitments set forth in Schedule 2.3(b) to the Palladium Partnership Interests Purchase Agreement;

(iii) Any pension, retirement, deferred compensation, profit sharing, bonus, retainer, consulting, welfare (including medical and/or dental, and/or disability) or incentive compensation plan, or any fringe or other benefit(s) arrangement contract and/or agreement with or for any Seller, officer, director, employee or any other person which cannot be immediately terminated without payment of any amount as a penalty, bonus, premium, or for the breach or alleged breach thereof, or other compensation for such termination, and without any continuing liability to any current or former officer, director, Seller, employee, or any other person with respect to any benefits, whether accruing prior to or after any such termination except as set forth in Schedule 2.3(c) to the Palladium Partnership Interests Purchase Agreement;

(iv) Any notes or accounts receivable net of any allowances for estimated uncollectible accounts which are not current and collectible, except for uncollectible items, counterclaims or set-offs which, in the aggregate, are not in excess of the reserves provided therefore in the Financial Statements, as adjusted in the ordinary course of business to the Closing Date;

(v) Any work in progress that is not good and collectible, which is not reflected in an allowance for estimated uncollectible accounts in the books of the Company; or

(vi) Any guaranty, indemnification, assumption, or like commitment for the payment of obligations or indebtedness of any other person.

2.4 No Adverse Change. Except as listed on Schedule 2.4 to the Palladium Partnership Interests Purchase Agreement, since December 31, 2006, there has not been (nor has there been any known occurrence or circumstances which would reasonably be expected to result in) any material adverse change in the business, capitalization, financial condition, or properties of the Company. Except as listed on Schedule 2.4 to the Palladium Partnership Interests Purchase Agreement, the only changes in the business, capitalization, financial condition, results of operations or property of the Company since that date are those arising from the normal and regular conduct of business, and, to Sellers' knowledge, no known loss, damage, or destruction of its property or business (whether or not covered by insurance) has occurred since said date or is threatened or known to the Sellers to be probable.

2.5 Non-Occurrence of Specified Events. Except as listed on Schedule 2.5 to the Palladium Partnership Interests Purchase Agreement, since December 31, 2006, the Company has conducted its business in the ordinary course, consistent with past practices, and there has not been:

(a) Any increase in, or plan or commitment to increase, the compensation payable or to become payable to any of its officers, directors, employees, partners or independent contractors, other than increases in the ordinary course of business consistent with past practices;

(b) Any indebtedness incurred or committed to by the Company other than indebtedness incurred or committed to in the ordinary course of business, consistent with past practices;

(c) Any capital expenditures or commitments to make capital expenditures by the Company that in the aggregate exceed $10,000; or

(d) Any material transaction or commitment relating to the Company, including the acquisition or disposition of a substantial amount of assets.

2.6 Binding Effect; No Contravention. Neither the execution nor delivery of the Palladium Partnership Interests Purchase Agreement nor the consummation of any of the transactions contemplated therein will:

(e) violate any provisions of the existing partnership agreement of the Company;

(a) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which any Seller or the Company are a party, or by which any Seller or the Company, or any of their respective properties or assets may be bound;

(b) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company, result in the acceleration of any obligation of the Company or, as to any Seller, upon or with respect to any Seller's Partnership Interests;

(c) violate any judgment, order, injunction, decree or award against or binding upon any Seller or the Company or upon the property, business or assets of the Company, or as to each Seller, upon or with respect to any Seller's Partnership Interests; or

(d) violate or conflict with any law, edict, regulation or administrative guideline or policies of the United States or of Texas relating to any Seller or the Company.

2.7 Compliance with Laws. Except as listed on Schedule 2.7 to the Palladium Partnership Interests Purchase Agreement or as covered by Section 2.18 with respect to environmental laws, the Company is not and has not been in violation of any applicable law or

regulation, or of any judgment, order, decree or other requirement of any court, tribunal, or governmental body, or any agency or official acting in an official capacity, the violation of which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business or financial condition of the Company.

2.8 Governmental Consent. Except for any required filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 16 CFR §801-803, 15 U.S.C. §18a (the "HSR Act"), no consent, approval, or authorization of, or declaration or filing with, any agency of the United States or any other governmental authority is required on the part of the Company or the Sellers in connection with the consummation of the transactions contemplated by the Palladium Interests Partnership Agreement, which has not been theretofore been obtained.

2.9 Litigation. Except as listed on Schedule 2.9 to the Palladium Partnership Interests Purchase Agreement, there is no action, proceeding, or investigation pending, or, to the knowledge of any Seller, threatened against or affecting the Company or any Seller with respect to its ownership of the Partnership Interests in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic, except for such actions which, if adversely determined, singly and in the aggregate, would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company or any Seller's right to convey the Acquired Ownership Interests, and there is no such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated therein. The Company is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal which has materially adversely affected, or which would reasonably be expected to have a material adverse effect on, the business or financial condition of the Company.

2.10 Taxes. All taxes arising out of the Company's operations (whether such be for federal income, state franchise or state gross receipts taxes, real property, personal property, withholding and all other taxes and levies of any and all sort) due for periods ending on or before December 31, 2006 have, to Sellers' knowledge, been timely paid to the extent due or otherwise accrued on the books and records of the Company. To Sellers' knowledge, the Financial Statements contain adequate provision for all federal income, accumulated earnings or other federal taxes and all state or local income, franchise, real property, personal property, sales, withholding and all other taxes, assessments and levies imposed on the Company or its property or rights arising out of the Company's operations on or before the Closing Date, regardless of whether such is payable by the Company after the Closing Date. To Sellers' knowledge, neither the Internal Revenue Service nor any of Texas' taxing authorities have examined the federal income tax returns of the Company for any past periods. No deficiency in payment of any taxes for any period has been asserted by any taxing body and remains unsettled at the date hereof, and, to Sellers' knowledge, all reports or returns required to be filed by the Company with any federal, state or local governmental body or authority have been properly filed. There have been no special assessments, audits, reviews or challenges as to real estate, ad valorem, personal property, franchise, and federal income tax assessments of the Company since the Company's formation in 2003, except as set forth on Schedule 2.10 to the Palladium Partnership Interests Purchase Agreement.

2.11 Contracts. Schedule 2.11 to the Palladium Partnership Interests Purchase Agreement and, as to certain insurance, Exhibit F to the Palladium Partnership Interests Purchase Agreement, shall list all contracts or commitments which are in writing to which the Company is a party and setting forth the material terms of any of such contracts or commitments:

(a) all contracts or commitments involving: (i) more than $10,000 or extending more than three (3) months for the purchase of supplies, equipment or products; or (ii) more than $10,000 or extending more than three (3) months relating to any services;

(b) all contracts or commitments to employees, directors, officers, agents, independent contractors, or consultants;

(c) all contracts or commitments evidencing or providing for loans by or to the Company;

(d) all leases of real property, vehicles or equipment;

(e) all contracts or commitments involving payments based directly on the profits or gross revenues of the Company;

(f) all contracts with or commitments to each supplier of products or services to the Company which, during the twelve (12) month period ending December 31, 2006, will have supplied $10,000 or more of products or services, indicating the existing contractual arrangements for continued supply from each such firm;

(g) all insurance policies owned or obtained or purchased by or for the Company, including all professional malpractice insurance policies of the Sellers issued since the formation of the Company in 2003, with such schedule including for the last three years all insurance policies owned or obtained or purchased by or for the Company, including all liability insurance policies of the Company issued since its formation, the name of the insured, policy number, policy dates, limits of liability, brief description of the coverage for last three years and copies of any policy audits for the last three years;

(h) all managed care, Medicare and Medicaid contracts and any other third-party payor agreements;

(i) the names of all physicians with privileges at the Facility;

(j) all contracts for the acquisition, financing, operations or repair of equipment (other than as listed on any other portion of Schedule 2.11.1 or 2.11.2 to the Palladium Partnership Interests Purchase Agreement);

(k) all contracts and commitments not in the ordinary and usual course of business of the company (and not otherwise disclosed on the Schedules to the Palladium Partnership Interests Purchase Agreement); and

(l) all warranties retained by the Company on equipment used by it.

A true and correct copy of each of the contracts and commitments which would be covered by the above description in Section 2.11 but for the fact that such are not in writing shall be set forth in and attached in complete form to Schedule 2.11.2 to the Palladium Partnership Interests Purchase Agreement. No occurrence or circumstance exists which would reasonably be expected to constitute a breach or default (or which by the lapse of time and/or giving of notice would reasonably be expected to constitute a breach or default) by the Company or, to Seller's knowledge, by any other party under such contracts or commitments.

2.12 Assets of Company. Schedule 2.12 to the Palladium Partnership Interests Purchase Agreement lists all of the assets purchased by the Company for more than $1,000, such to include the following to the extent owned or used by the Company or otherwise held by it for use in connection with the business of the Company.

(a) all equipment, machinery, tools, appliances, telephone systems, copy machines, fax machines, computers, software, implements, spare parts, supplies, furniture and all other tangible personal property of every kind and description;

(b) all billings-in-process, cases-in-process, and accounts receivable; and

(c) all prepaid expenses and rentals, all assets held by third parties of any sort, and all bonds, deposits and financial assurance requirements relating to the Company.

Without limiting the generality of the foregoing, the Company's assets include such properties, rights or assets reflected on the balance sheet of the Company as of December 31, 2006 included in the Financial Statements, other than those that have been disposed of in the ordinary course of business since January 1, 2007.

2.13 Title to and Condition of Assets. The Company has good and valid title to all of its properties and assets used in connection with the Company's business or the business of the Facility (including the properties and assets reflected in the Financial Statements, except any of such properties and assets since disposed of for value in the ordinary course of business) and none of such properties or assets is subject to a contract of sale or subject to security interests, mortgages, encumbrances, liens, or charges of any kind or character, except as reflected in Schedule 2.13 to the Palladium Partnership Interests Purchase Agreement or in the Financial Statements. All fixtures and equipment are in good working condition, ordinary wear and tear excepted.

2.14 Conflicts of Interest. Each Seller severally and not jointly represents and warrants that except as disclosed in Schedule 2.14 to the Palladium Partnership Interests Purchase Agreement or Exhibit F to the Palladium Partnership Interests Purchase Agreement, each Seller, in his or her individual capacity, or as an owner, direct or indirect, individually or collectively, in any corporation, partnership, proprietorship, firm, or association: (a) is not a competitor, customer or supplier of the Company; (b) is not an entity against whom any rights or options are exercisable by the Company; (c) owes no money to or is not owed any money by the Company (other than indebtedness for compensation earned or expenses incurred but not yet reimbursed in the ordinary course of business and consistent with past practices) in an amount more than $1,000 in the aggregate; or (d) to Sellers' knowledge, none of the Sellers nor any of the Sellers' immediate family members have any financial relationship (whether investment interest, compensation interest, or otherwise) with any entity to which any of the third-party payors

referred to in Section 2.24 refer patients, except for such financial relationships that qualify for exceptions to state and federal laws restricting physician referrals to entities in which they have a financial interest.

2.15 Fees or Commissions of Brokers. Neither the Company nor any Seller has entered (directly or indirectly) into any agreement with any person or entity that would obligate the Purchaser to pay any commission, brokerage or "finder's fee" or other fee in connection with the Palladium Partnership Interests Purchase Agreement or the transactions contemplated therein.

2.16 Employees, Wages, Banks. Schedule 2.16.1 to the Palladium Partnership Interests Purchase Agreement sets forth: (a) the names and job descriptions of all of the employees of the Company, together with a statement of the full amount paid or payable to each person monthly and the basis therefore; (b) the name of each bank, savings or other financial institution in which the Company has an account or safe deposit box, and the names and identification of all persons authorized to draw thereon or to have access thereto; (c) the names of all persons, if any, holding powers of attorney from the Company, and a copy of each such power; (d) the organization chart, including the management, of the Facility; and (e) all employee benefit plans and other compensation incentives and perquisites not otherwise listed on Schedule 2.11.1 or 2.11.2 to the Palladium Partnership Interests Purchase Agreement. Since January 1, 2007, there has not been paid by or on behalf of the Company, nor has the Company committed to pay to or for the benefit of the Sellers, directors, officers, agents, employees, consultants or representatives of the Company anything other than wages, salaries, and expense reimbursements, in each case at the rates (subject to normal merit raises) and in accordance with practices then in effect, except for distributions paid to Sellers as are set forth on Schedule 2.16.2 to the Palladium Partnership Interests Purchase Agreement. The consummation of the transactions contemplated by the Palladium Partnership Interests Purchase Agreement will not result in any severance pay obligations to any persons employed by the Company immediately prior to, on or after the Closing Date, provided that the Company continues the employment of all such persons it currently employs. Other than partnership distributions and expense reimbursements for bona fide business expenses for the benefit of the partnership, no partner or affiliate thereof, has received any monies from the Partnership other than distributions as made in the ordinary course of business consistent with past practices.

2.17 Real Property. Schedule 2.17 to the Palladium Partnership Interests Purchase Agreement lists all real property, and attaches all applicable title documents and Leases (the "Leases"), in which the Company has a leasehold or other interest (the "Real Property"), and any lien, charge or encumbrance on any such Lease. The sale of the Acquired Ownership Interests in the Company and/or its conversion to a Texas limited partnership would not reasonably be expected to create an event of default under or an acceleration of any Lease. To Sellers' knowledge, the use of such Real Property by the Company conforms to all public and private requirements regulating the, use of the Real Property and the operations therein. Neither the execution, delivery nor performance of the Palladium Partnership Interests Purchase Agreement would reasonably be expected to cause the loss of any zoning privileges, variances or clearances, whether such be public or private (collectively "Zoning") benefiting the Real Property, and the Company and Sellers have no knowledge of any proceeding or governmental inquiry, whether actual or threatened, which would reasonably be expected to affect the Zoning of the Real Property, except to the extent that the failure to so conform would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company. To Sellers'

knowledge, no occurrence or circumstance exists which constitutes a material breach or default (or which by the lapse of time and/or giving of notice would constitute a breach or default) by the Company or by any other party under the Lease. The Real Property is owned by a third party not affiliated with any of the Sellers.

2.18 Compliance with Environmental Laws. With respect to Real Property, such Real Property has been maintained, to Sellers' knowledge, in compliance with all federal, state, and local environmental protection, occupational, health and safety or similar Laws, ordinances, restrictions, licenses and regulations. Further, with respect to Medical Waste (as defined in Section 2.31 below), instruments, toxic or other hazardous substances and materials utilized in the Company's business, there have been no acts regarding such substances or materials which, to Sellers' knowledge, would not reasonably be expected to be in compliance with all applicable federal, state, and local environmental laws.

2.19 Governmental Permits. Schedule 2.19 to the Palladium Partnership Interests Purchase Agreement lists all governmental permits, licenses, certificates, consents and approvals necessary to enable the Company to own or lease its properties and to carry on its business as presently conducted, together with copies thereof (collectively, the "Permits"). All such Permits have been validly issued and, to Sellers' knowledge, are currently in effect. The execution, delivery and performance of the Palladium Partnership Interests Purchase Agreement would not reasonably be expected to have a material adverse effect on the continued validity or sufficiency of such Permits, nor, to Sellers knowledge, will any additional permits, certificates, or documents be required by virtue of the execution, delivery or performance of the Palladium Partnership Interests Purchase Agreement to enable the Company to continue to conduct its business as now operated.

2.20 Trademarks, Licenses, etc. Except as set forth in Schedule 2.20 to the Palladium Partnership Interests Purchase Agreement, the Company owns no trademarks, trade names, or licenses. There are no rights under any other trademarks, trade names, or licenses required by the Company in connection with the conduct of its business as presently conducted. Neither the Sellers, nor any of the officers, directors, or employees of the Company has any interest in trademarks, trademark registrations and applications therefore, copyrights, licenses, or processes, which are used or usable by the Company in the conduct of its business or which infringe upon, conflict with, relate to improvements or modifications of, or relate to any invention, design, process or improvement which may supplement, substitute for or compete with any patents, trade names, trademarks, copyrights, inventions, licenses or processes now used or potentially usable by the Company in the conduct of its business. The Company has the full and exclusive right to use its corporate name in any place where it does business. The Company has not received any notice, nor, to Sellers knowledge, is there any conflict or claimed conflict with respect to the rights of others to the use of the Company's corporate names, or any such patents, patent applications, inventions, disclosures, copyrights, trademarks, trade names or licenses used by the Company.

2.21 Sellers are Conforming Partners. Except as set forth on Schedule 2.21 to the Palladium Partnership Interests Purchase Agreement, as of December 31, 2006, each Seller is a Qualified Investor and met the Income/Procedure Test, both as defined in the Partnership Agreement.

2.22 [Intentionally left blank].

2.23 [Intentionally left blank].

2.24 Healthcare Compliance. The Company is participating or otherwise authorized to receive reimbursement from Medicare and is a party to other third-party payor agreements set forth in Schedule 2.11.1 and 2.11.2 to the Palladium Partnership Interests Purchase Agreement. Except as listed on Schedule 2.24 to the Palladium Partnership Interests Purchase Agreement, all certifications and contracts required for participation in such programs are in full force and effect and have not been amended or otherwise modified, rescinded, revoked or assigned, and to Sellers' knowledge, no condition exists or event has occurred which in itself or with the giving of notice or the lapse of time or both which would reasonably be expected to result in the suspension, revocation, impairment, forfeiture or non-renewal of any such third-party payor program. To Sellers' knowledge, the Company is in compliance with the requirements of all such third-party payors applicable thereto. The Sellers have not received any notice nor have any knowledge that any third-party payor intends to terminate or materially reduce its business with, or reimbursement to, the Sellers. The Sellers have no reason to believe that any third-party payor will cease to do business with the Company after, or as a result of, the consummation of any transactions contemplated hereby. To Seller's knowledge, there are no facts, conditions or events which would reasonably be expected to materially adversely affect the Company's relationship with any third-party payor.

2.25 Fraud and Abuse. Each Seller, severally and not jointly, represents that such Seller, and, to such Seller's knowledge, all persons and entities providing professional services for the Company have not engaged in any activities which are prohibited under 42 U.S.C. §1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including the following: (a) knowingly and wilfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (b) knowingly and wilfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (d) knowingly and wilfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration: (x) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid; or (y) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid. To Seller's knowledge, with respect to ownership in the Company, each Seller has at all times complied with the requirements of the Ethics in Patient Referral Act. Furthermore, each Seller has filed all reports required to be fifed by the State of Texas and federal law regarding compensation arrangements and financial relationships between a physician and an entity to which the physician refers patients.

2.26 Rates and Reimbursement Policies. Except as set forth in Schedule 2.26 to the Palladium Partnership Interests Purchase Agreement: (i) there are no restrictions or limitations

on rates which may be charged to private pay patients receiving services provided by the Company; (ii) the Company does not have any rate appeal currently pending before any governmental authority or any administrator of any third-party payor program; (iii) to Sellers' knowledge, there is no applicable law which affects rates or reimbursement procedures which has been enacted, promulgated or issued preceding the date of the Palladium Partnership Interests Purchase Agreement or any such legal requirement proposed or currently pending in the State of Texas which would reasonably be expected to have a material adverse effect on the business or financial condition of the Company, or to result in the imposition of additional Medicaid, Medicare, charity, free care, welfare or other discounted or government assisted patients of the Company or to require the Company to obtain any necessary authorization which the Company does not currently possess; and (iv) to Seller's knowledge, there is no impending proposed reduction in reimbursement from third party or other payors nor any threatened termination of payor contracts.

2.27 Medical Staff. Except as set forth in Schedule 2.27 to the Palladium Partnership Interests Purchase Agreement, there are no physicians who are providing services on behalf of the Company who, to Sellers' knowledge, plan, or have threatened to terminate his or her relationship with the Company or to reduce any of their utilization of the Facility including on account of retirement. To Sellers' knowledge, none of the physicians providing professional services at the Company have a present intention to retire from the practice of medicine or to alter their practice as such now exists in the next five (5) years nor to become an owner of a hospital or of another ambulatory surgery center, and none of the Sellers are aware of any discussions to the effect of either.

2.28 Medical Providers. To Sellers' knowledge, since the formation of the Company in 2003, each physician, and other healthcare provider who is or was employed by, or who renders or has rendered services on behalf of the Company:

(a) Licenses. Has been duly licensed and registered, and in good standing by the State of Texas to engage in the practice of medicine (including podiatry), and said license and registration have not been suspended, revoked or restricted in any manner;

(b) Controlled Substances. Has current controlled substances registrations issued by the State of Texas and the U.S. Drug Enforcement Administration, which registrations have not been surrendered, suspended, revoked or restricted in any manner;

(c) Actions. Except as set forth on Schedule 2.28 to the Palladium Partnership Interests Purchase Agreement, has not been a party or subject to:

(i) Malpractice Actions. Any malpractice suit, claim (whether or not filed in court), settlement, settlement allocation, judgment, verdict or decree;

(ii) Disciplinary Proceedings. Any disciplinary, peer review or professional review investigation, proceeding or action instituted by any licensure board, hospital, medical school, physical therapy school, healthcare facility or entity, professional society or association, third party payor,

peer review or professional review committee or body, or governmental agency;

(iii) Criminal Proceedings. Any criminal complaint, indictment or criminal proceedings;

(iv) Investigation. Any investigation or proceedings, whether administrative, civil or criminal, relating to an allegation of filing false healthcare claims, violating anti-kickback or fee-splitting laws, or engaging in other billing improprieties;

(v) Mental Illnesses. Any organic or mental illness or condition that impairs or may impair such physician's ability to practice;

(vi) Substance Abuse. Any dependency on, habitual use or episodic abuse of alcohol or controlled substances, or any participation in any alcohol or controlled substance detoxification, treatment, recovery, rehabilitation, counselling, screening or monitoring program;

(vii) Professional Ethics. Any allegation, or any investigation or proceeding based on any allegation of violating professional ethics or standards, or engaging in illegal, immoral or other misconduct (of any nature or degree), relating to his or her practice; or

(viii) Application for Licensure. Any denial or involuntary withdrawal of an application in any state for licensure as a physician or physical therapist, for medical staff privileges at any hospital or other healthcare entity, for board certification or recertification, for participation in any third party payment program, for state or federal controlled substances registration, or for malpractice insurance.

2.29 HIPAA. Schedule 2.29 to the Palladium Partnership Interests Purchase Agreement lists and describes all policies of the Company with respect to compliance with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the final regulations promulgated thereunder, whether such policies have been put in place or are in process. Schedule 2.29 to the Palladium Partnership Interests Purchase Agreement includes, but is not limited in any manner whatsoever to, any privacy compliance plan of the Company in place or in development, and any plans, analyses or budgets relating to information systems including but not limited to necessary purchases, upgrades or modifications to effect HIPAA compliance.

2.30 Improper and Other Payments. To Sellers' knowledge, neither the Company nor the Sellers have (a) used any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds; (c) established or maintained any unlawful or unrecorded fund of Company monies or other assets; (d) made any false or fictitious entries on the books of account of the Company; or (e) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

2.31 Medical Waste. With respect to the generation, transportation, treatment, storage, and disposal, or other handling of Medical Waste, the Sellers and the Company, to their knowledge, have complied with all Medical Waste Laws (as hereinafter defined).

"Medical Waste" includes, but is not limited to, (a) pathological waste, (b) blood, (c) sharps, (d) wastes from surgery or autopsy, (e) dialysis waste, including contaminated disposable equipment and supplies, (f) cultures and stocks of infectious agents and associated biological agents, (g) contaminated animals, (h) isolation wastes, (i) contaminated equipment, (j) laboratory waste, and (k) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings or animals. "Medical Waste" also includes any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992, et seq. ("MWTA").

"Medical Waste Law" means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §§2501 et seq.; the Marine Protection, Research, and Sanctuaries Act of 1972, 33 USCA §§1401 et seq.; the Occupational Safety and Health Act, 29 USCA §§651 et seq.; the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119; and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste.

2.32 Custody of Patient Medical Records. The Company has, and at the Closing, will continue to have, sole and exclusive custody over and access to all existing medical records, medical files, medical charts, x-ray files and similar medical data pertaining to each patient for whom procedures were performed at the Facility except for files related to professional services not performed at the Facility (the "Patient Records").

2.33 [Intentionally left blank].

2.34 Prior Partnership Agreements. As of Closing, all prior partnership agreements for the Company shall have been superseded.

2.35 Correspondence with Regulatory Agencies. Attached as Schedule 2.35 to the Palladium Partnership Interests Purchase Agreement is a listing of and attached thereto are copies of, to Sellers' knowledge, all correspondence with any regulatory or supervising agency or department relating to any of the preceding matters and any investigations, reviews, complaints or similar matters filed with regulators.

2.36 Listing of Medical Procedures. Schedule 2.36 to the Palladium Partnership Interests Purchase Agreement is a listing of the medical procedures currently performed at the Facility, such procedures comprising 80% or more of the number of procedures performed at the Facility during 2006.

2.37 Patient Waivers/Consents. Attached as Schedule 2.37 to the Palladium Partnership Interests Purchase Agreement are the forms of patient waivers/consents for medical procedures described in Schedule 2.36 to the Palladium Partnership Interests Purchase Agreement, which have been used by the Company at any time since its formation in 2003.

EXHIBIT "E"

REPRESENTATIONS AND WARRANTIES RELATING TO THE KIRBY PARTNERSHIP

Capitalized, undefined terms used in this Exhibit "E" shall have the respective meanings ascribed thereto in the Kirby Partnership Interests Purchase Agreement, except that:

"**Kirby Partnership Interests Purchase Agreement**" shall have the meaning given to it in this Agreement; and

"**knowledge of Seller**" or "**Seller's knowledge**" or terms of similar import shall mean, in respect of (i) any of the Issuer, Northstar Holdco, Northstar Subco, Northstar GPco or Northstar LPco, the knowledge of Donald L. Kramer, M.D. and Kenneth J. Klein, having made due inquiry and (ii) Ventures, the knowledge of Donald L. Kramer M.D., having made due inquiry.

2.1 Organization of the Company: Authority.

(a) The Company is a Texas limited liability partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas, with all executed forms of its current partnership agreement and filings with the Secretary of State attached as Schedule 2.1.1 to the Kirby Partnership Interests Purchase Agreement. See also Schedule 2.34 to the Kirby Partnership Interests Purchase Agreement for prior agreements. The Company has full power and authority to own its properties and to carry on its business as the same is now being conducted, and to own or to hold under lease the properties and assets it now holds or owns under lease. Attached as Schedule 2.1.1 to the Kirby Partnership Interests Purchase Agreement, are the governance documents of the Company and the credentialing process for the Facility. The Company has obtained all licenses, permits, or other authorizations, and has taken all actions required by applicable law or governmental regulation in connection with its business as the same is now conducted. Attached as Schedule 2.1.2 to the Kirby Partnership Interests Purchase Agreement are all minutes of any governing committee or board of the Company for the last 2 years.

(b) Each of the Sellers owns all of the outstanding Partnership Interests indicated on Schedule A to the Kirby Partnership Interests Purchase Agreement free and clear of any and all liens, other than liens created by the Kirby Partnership Interests Purchase Agreement;

(c) If any Seller is an entity, the execution and delivery of the Kirby Partnership Interests Purchase Agreement and the other documents and instruments to be executed and delivered by such Seller pursuant thereto and the consummation of the transactions contemplated thereby have been duly authorized by all applicable action;

(d) No other or further act or proceeding on the part of any Seller or any lienholder or other party is necessary to authorize the Kirby Partnership Interests Purchase

Agreement or the other documents and instruments to be executed and delivered by any Seller pursuant thereto or the consummation of the transactions contemplated hereby and thereby; and

(e) The Kirby Partnership Interests Purchase Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by each Seller pursuant thereto will constitute, valid binding agreements of each Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

2.2 No Ownership of Other Entities: No Subsidiaries. Except as listed on Schedule 2.2 to the Kirby Partnership Interests Purchase Agreement, the Company does not own and has no obligation to acquire any interest in any corporation, partnership, proprietorship, firm, association or any other business entity.

2.3 Financial Statements.

(a) The Company has delivered to Purchaser copies of its independently audited financial statements as of and for the years ending December 31, 2003, December 31, 2004 and December 31, 2005; and unaudited financial statements for the year ending December 31, 2006 which have been reviewed by the Company's independent auditor. The afore-described financial statements are hereinafter collectively referred to in this Exhibit as the "Financial Statements". Sellers have authorized the Company's independent auditors, all at the Purchaser's sole expense (i) to consent to the inclusion of the Financial Statements in any offering statement, offering memoranda or prospectus prepared by the Purchaser, and (ii) to allow the Financial Statements to be incorporated into consolidated or consolidating, actual or pro forma, financial statements of Purchaser or its affiliates. The Financial Statements were prepared from the books and records of the Company and fairly present in all material respects, in accordance with generally accepted accounting principles ("GAAP") consistently applied (except as noted therein, and except, in the case of unaudited interim financial statements, for normal year-end adjustments), the financial condition of the Company as and at the respective dates and the results of their operations for the period covered thereby and on the accrual basis of accounting, recognizing that the operations of the Company and its tax reporting may be on the modified cash basis.

(b) The Company did not have as of December 31, 2006, nor will it have on the Closing Date:

(i) Any obligations, commitments or liabilities, contingent or otherwise, whether for taxes or otherwise, arising out of events that occurred prior to such date not reflected in the Financial Statements or in the Schedules to the Kirby Partnership Interests Purchase Agreement;

(ii) Any continuing contract for the future purchase of services or materials, which cannot be terminated by the Company, its successors or assigns, without payment of any amount as a penalty or for the breach or alleged

breach thereof, or any contract(s) or commitment(s) for capital expenditures individually or collectively aggregating in excess of $10,000, or any contract or commitment which has a duration or is for a period of more than thirty (30) days from the Closing Date, except for those contracts or commitments set forth in Schedule 2.3(b) to the Kirby Partnership Interests Purchase Agreement;

(iii) Any pension, retirement, deferred compensation, profit sharing, bonus, retainer, consulting, welfare (including medical and/or dental, and/or disability) or incentive compensation plan, or any fringe or other benefit(s) arrangement contract and/or agreement with or for any Seller, officer, director, employee or any other person which cannot be immediately terminated without payment of any amount as a penalty, bonus, premium, or for the breach or alleged breach thereof, or other compensation for such termination, and without any continuing liability to any current or former officer, director, Seller, employee, or any other person with respect to any benefits, whether accruing prior to or after any such termination except as set forth in Schedule 2.3(c) to the Kirby Partnership Interests Purchase Agreement;

(iv) Any notes or accounts receivable net of any allowances for estimated uncollectible accounts which are not current and collectible, except for uncollectible items, counterclaims or set-offs which, in the aggregate, are not in excess of the reserves provided therefore in the Financial Statements, as adjusted in the ordinary course of business to the Closing Date;

(v) Any work in progress that is not good and collectible, which is not reflected in an allowance for estimated uncollectible accounts in the books of the Company, or

(vi) Any guaranty, indemnification, assumption, or like commitment for the payment of obligations or indebtedness of any other person.

2.4 No Adverse Change. Except as listed on Schedule 2.4 to the Kirby Partnership Interests Purchase Agreement, since December 31, 2006, there has not been (nor has there been any known occurrence or circumstances which would reasonably be expected to result in) any material adverse change in the business, capitalization, financial condition, or properties of the Company. Except as listed on Schedule 2.4 to the Kirby Partnership Interests Purchase Agreement, the only changes in the business, capitalization, financial condition, results of operations or property of the Company since that date are those arising from the normal and regular conduct of business, and, to Sellers' knowledge, no known loss, damage, or destruction of its property or business (whether or not covered by insurance) has occurred since said date or is threatened or known to the Sellers to be probable.

2.5 Non-Occurrence of Specified Events. Except as listed on Schedule 2.5 to the Kirby Partnership Interests Purchase Agreement, since December 31, 2006, the Company has conducted its business in the ordinary course, consistent with past practices, and there has not been:

(a) Any increase in, or plan or commitment to increase, the compensation payable or to become payable to any of its officers, directors, employees, partners or independent contractors, other than increases in the ordinary course of business consistent with past practices;

(b) Any indebtedness incurred or committed to by the Company other than indebtedness incurred or committed to in the ordinary course of business, consistent with past practices;

(c) Any capital expenditures or commitments to make capital expenditures by the Company that in the aggregate exceed $10,000; or

(d) Any material transaction or commitment relating to the Company, including the acquisition or disposition of a substantial amount of assets.

2.6 Binding Effect; No Contravention. Neither the execution nor delivery of the Kirby Partnership Interests Purchase Agreement nor the consummation of any of the transactions contemplated therein will:

(a) violate any provisions of the existing partnership agreement of the Company;

(b) violate, conflict with or result in the breach or termination of; or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which any Seller or the Company are a party, or by which any Seller or the Company, or any of their respective properties or assets may be bound;

(c) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company, result in the acceleration of any obligation of the Company or, as to any Seller, upon or with respect to any Seller's Partnership Interests;

(d) violate any judgment, order, injunction, decree or award against or binding upon any Seller or the Company or upon the property, business or assets of the Company, or as to any Seller, upon or with respect to the Seller's Partnership Interests; or

(e) violate or conflict with any law, edict, regulation or administrative guideline or policies of the United States or of Texas relating to any Seller or the Company.

2.7 Compliance with Laws. Except as listed on Schedule 2.7 to the Kirby Partnership Interests Purchase Agreement or as covered by Section 2.18 with respect to environmental laws, the Company is not and has not been in violation of any applicable law or regulation, or of any judgment, order, decree or other requirement of any court, tribunal, or governmental body, or any agency or official acting in an official capacity, the violation of which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business or financial condition of the Company.

2.8 Governmental Consent. Except for any required filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 16 CFR §801-803, 15 U.S.C. §18a (the "HSR Act"), no consent, approval, or authorization of; or declaration or filing with, any agency of the United States or any other governmental authority is required on the part of the Company or the Sellers in connection with the consummation of the transactions contemplated by the Kirby Partnership Interests Purchase Agreement, which has not been theretofore been obtained.

2.9 Litigation. Except as listed on Schedule 2.9 to the Kirby Partnership Interests Purchase Agreement, there is no action, proceeding, or investigation pending, or, to the Sellers' knowledge, threatened against or affecting the Company or any Seller with respect to its ownership of the Partnership Interests in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic, except for such actions which, if adversely determined, singly and in the aggregate, would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company or any Seller's right to convey the Acquired Ownership Interests, and there is no such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated therein. The Company is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal which has materially adversely affected, or which would reasonably be expected to have a material adverse effect on, the business or financial condition of the Company.

2.10 Taxes. All taxes arising out of the Company's operations (whether such be for federal income, state franchise or state gross receipts taxes, real property, personal property, withholding and all other taxes and levies of any and all sort) due for periods ending on or before December 31, 2006 have, to Sellers' knowledge, been timely paid to the extent due or otherwise accrued on the books and records of the Company. To Sellers' knowledge, the Financial Statements contain adequate provision for all federal income, accumulated earnings or other federal taxes and all state or local income, franchise, real property, personal property, sales, withholding and all other taxes, assessments and levies imposed on the Company or its property or rights arising out of the Company's operations on or before the Closing Date, regardless of whether such is payable by the Company after the Closing Date. To Sellers' knowledge, neither the Internal Revenue Service nor any of Texas' taxing authorities have examined the federal income tax returns of the Company for any past periods. No deficiency in payment of any taxes for any period has been asserted by any taxing body and remains unsettled at the date to the Kirby Partnership Interests Purchase Agreement, and, to Sellers' knowledge, all reports or returns required to be filed by the Company with any federal, state or local governmental body or authority have been properly filed. There have been no special assessments, audits, reviews or challenges as to real estate, ad valorem, personal property, franchise, and federal income tax assessments of the Company since the Company's formation in 2003, except as set forth on Schedule 2.10 to the Kirby Partnership Interests Purchase Agreement.

2.11 Contracts. Schedule 2.11.1 to the Kirby Partnership Interests Purchase Agreement shall list all contracts or commitments which are in writing to which the Company is a party and setting forth the material terms of any of such contracts or commitments:

(a) all contracts or commitments involving: (i) more than $10,000 or extending more than three (3) months for the purchase of supplies, equipment or products; or (ii)

more than $10,000 or extending more than three (3) months relating to any services;.

(b) all contracts or commitments to employees, directors, officers, agents, independent contractors, or consultants;

(c) all contracts or commitments evidencing or providing for loans by or to the Company,

(d) all leases of real property, vehicles or equipment;

(e) all contracts or commitments involving payments based directly on the profits or gross revenues of the Company;

(f) all contracts with or commitments to each supplier of products or services to the Company which, during the twelve (12) month period ending December 31, 2006, will have supplied $10,000 or more of products or services, indicating the existing contractual arrangements for continued supply from each such firm;

(g) all insurance policies owned or obtained or purchased by or for the Company, including all professional malpractice insurance policies of the Sellers issued since the formation of the Company in 2003, with such schedule including for the last three years all insurance policies owned or obtained or purchased by or for the Company, including all liability insurance policies of the Company issued since its formation, the name of the insured, policy number, policy dates, limits of liability, brief description of the coverage for last three years and copies of any policy audits for the last three years;

(h) all managed care, Medicare and Medicaid contracts and any other third- party payor agreements;

(i) the names of all physicians with privileges at the Facility;

(j) all contracts for the acquisition, financing, operations or repair of equipment (other than as listed on any other portion of Schedule 2.11.1 or 2.11.2 to the Kirby Partnership Interests Purchase Agreement);

(k) all contracts and commitments not in the ordinary and usual course of business of the company (and not otherwise disclosed on the Schedules to the Kirby Partnership Interests Purchase Agreement); and

(l) all warranties retained by the Company on equipment used by it.

A true and correct copy of each of the contracts and commitments which would be covered by the above description in Section 2.11 but for the fact that such are not in writing are set forth in and attached in complete form to Schedule 2.11.2 to the Kirby Partnership Interests Purchase Agreement. No occurrence or circumstance exists which would reasonably be expected to constitute a breach or default (or which by the lapse of time and/or giving of notice would

reasonably be expected to constitute a breach or default) by the Company or, to Seller's knowledge, by any other party under such contracts or commitments.

2.12 Assets of Company. Schedule 2.12 to the Kirby Partnership Interests Purchase Agreement lists all of the assets purchased by the Company for more than $1,000, such to include the following to the extent owned or used by the Company or otherwise held by it for use in connection with the business of the Company.

(a) all equipment, machinery, tools, appliances, telephone systems, copy machines, fax machines, computers, software, implements, spare parts, supplies, furniture and all other tangible personal property of every kind and description;

(b) all billings-in-process, cases-in-process, and accounts receivable; and

(c) all prepaid expenses and rentals, all assets held by third parties of any sort, and all bonds, deposits and financial assurance requirements relating to the Company.

Without limiting the generality of the foregoing, the Company's assets include such properties, rights or assets reflected on the balance sheet of the Company as of December 31, 2006 included in the Financial Statements, other than those that have been disposed of in the ordinary course of business since January 1, 2007.

2.13 Title to and Condition of Assets. The Company has good and valid title to all of its properties and assets used in connection with the Company's business or the business of the Facility (including the properties and assets reflected in the Financial Statements, except any of such properties and assets since disposed of for value in the ordinary course of business) and none of such properties or assets is subject to a contract of sale or subject to security interests, mortgages, encumbrances, liens, or charges of any kind or character, except as reflected in Schedule 2.13 to the Kirby Partnership Interests Purchase Agreement or in the Financial Statements. All fixtures and equipment are in good working condition, ordinary wear and tear excepted.

2.14 Conflicts of Interest. Except as disclosed in Schedule 2.14 to the Kirby Partnership Interests Purchase Agreement, each Seller, in his or her individual capacity, or as an owner, direct or indirect, individually or collectively, in any corporation, partnership, proprietorship, firm, or association: (a) is not a competitor, customer or supplier of the Company; (b) is not an entity against whom any rights or options are exercisable by the Company; (c) owes no money to or is not owed any money by the Company (other than indebtedness for compensation earned or expenses incurred but not yet reimbursed in the ordinary course of business and consistent with past practices) in an amount more than $1,000 in the aggregate; or (d) to such Sellers' knowledge, neither such Seller nor such Seller's immediate family members have any financial relationship (whether investment interest, compensation interest, or otherwise) with any entity to which any of the third-party payors referred to in Section 2.24 refer patients, except for such financial relationships that qualify for exceptions to state and federal laws restricting physician referrals to entities in which they have a financial interest.

2.15 Fees or Commissions of Brokers. Neither the Company nor any Seller has entered (directly or indirectly) into any agreement with any person or entity that would obligate the

Purchaser to pay any commission, brokerage or "finder's fee" or other fee in connection with the Kirby Partnership Interests Purchase Agreement or the transactions contemplated therein.

2.16 Employees. Wages. Banks, Insurance. Schedule 2.16.1 to the Kirby Partnership Interests Purchase Agreement sets forth: (a) the names and job descriptions of all of the employees of the Company, together with a statement of the full amount paid or payable to each person monthly and the basis therefore; (b) the name of each bank, savings or other financial institution in which the Company has an account or safe deposit box, and the names and identification of all persons authorized to draw thereon or to have access thereto; (c) the names of all persons, if any, holding powers of attorney from the Company, and a copy of each such power; (d) the organization chart, including the management, of the Facility; and (e) all employee benefit plans and other compensation incentives and perquisites not otherwise listed on Schedule 2.11.1 or 2.11.2 to the Kirby Partnership Interests Purchase Agreement. Since January 1, 2007, there has not been paid by or on behalf of the Company, nor has the Company committed to pay to or for the benefit of the Sellers, directors, officers, agents, employees, consultants or representatives of the Company anything other than wages, salaries, and expense reimbursements, in each case at the rates (subject to normal merit raises) and in accordance with practices then in effect, except for distributions paid to Sellers as are set forth on Schedule 2.16.2 to the Kirby Partnership Interests Purchase Agreement. The consummation of the transactions contemplated by the Kirby Partnership Interests Purchase Agreement will not result in any severance pay obligations to any persons employed by the Company immediately prior to, on or after the Closing Date, provided that the Company continues the employment of all such persons it currently employs. Other than partnership distributions and expense reimbursements for bona fide business expenses for the benefit of the partnership, no partner or affiliate thereof, has received any monies from the Partnership other than distributions as made in the ordinary course of business consistent with past practices.

2.17 Real Property. Schedule 2.17 to the Kirby Partnership Interests Purchase Agreement lists all real property, and attaches all applicable title documents and leases (the "Leases"), in which the Company has a leasehold or other interest (the "Real Property"), and any lien, charge or encumbrance on any such Lease. The sale of the Acquired Ownership Interests in the Company and/or its conversion to a Texas limited partnership would not reasonably be expected to create an event of default under or an acceleration of any Lease. To Sellers' knowledge, the use of such Real Property by the Company conforms to all public and private requirements regulating the use of the Real Property and the operations therein. Neither the execution, delivery nor performance of the Kirby Partnership Interests Purchase Agreement would reasonably be expected to cause the loss of any zoning privileges, variances or clearances, whether such be public or private (collectively "Zoning" benefiting the Real Property, and the Company and Sellers have no knowledge of any proceeding or governmental inquiry, whether actual or threatened, which would reasonably be expected to affect the Zoning of the Real Property, except to the extent that the failure to so conform would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company. To Sellers' knowledge, no occurrence or circumstance exists which constitutes a material breach or default (or which by the lapse of time and/or giving of notice would constitute a breach or default) by the Company or by any other party under the Lease. The Real Property is owned by a third party, not affiliated with any of the Sellers.

2.18 Compliance with Environmental Laws. With respect to Real Property, such Real Property has been maintained, to Sellers' knowledge, in compliance with all federal, state, and local environmental protection, occupational, health and safety or similar laws, ordinances, restrictions, licenses and regulations. Further, with respect to Medical Waste (as defined in Section 2.31 below), instruments, toxic or other hazardous substances and materials utilized in the Company's business, there have been no acts regarding such substances or materials which, to Sellers' knowledge, would not reasonably be expected to be in compliance with all applicable federal, state, and local environmental laws.

2.19 Governmental Permits. Schedule 2.19 to the Kirby Partnership Interests Purchase Agreement lists all governmental permits, licenses, certificates, consents and approvals necessary to enable the Company to own or lease its properties and to carry on its business as presently conducted, together with copies thereof (collectively, the "Permits"). All such Permits have been validly issued and, to Sellers' knowledge, are currently in effect. The execution, delivery and performance of the Kirby Partnership Interests Purchase Agreement would not reasonably be expected to have a material adverse effect on the continued validity or sufficiency of such Permits, nor, to Sellers knowledge, will any additional permits, certificates, or documents be required by virtue of the execution, delivery or performance of the Kirby Partnership Interests Purchase Agreement to enable the Company to continue to conduct its business as now operated.

2.20 Trademarks, Licenses, etc. Except as set forth in Schedule 2.20 to the Kirby Partnership Interests Purchase Agreement, the Company owns no trademarks, trade names, or licenses. There are no rights under any other trademarks, trade names, or licenses required by the Company in connection with the conduct of its business as presently conducted. Neither the Sellers, nor any of the officers, directors, or employees of the Company has any interest in trademarks, trademark registrations and applications therefore, copyrights, licenses, or processes, which are used or usable by the Company in the conduct of its business or which infringe upon, conflict with, relate to improvements or modifications of, or relate to any invention, design, process or improvement which may supplement, substitute for or compete with any patents, trade names, trademarks, copyrights, inventions, licenses or processes now used or potentially usable by the Company in the conduct of its business. The Company has the full and exclusive right to use its corporate name in any place where it does business. The Company has not received any notice, nor, to Sellers knowledge, is there any conflict or claimed conflict with respect to the rights of others to the use of the Company's corporate names, or any such patents, patent applications, inventions, disclosures, copyrights, trademarks, trade names or licenses used by the Company.

2.21 Sellers are Conforming Partners. Except as set forth on Schedule 2.21 to the Kirby Partnership Interests Purchase Agreement, as of December 31, 2006, each Seller is a Qualified Investor and met the Income/Procedure Test, both as defined in the Partnership Agreement.

2.22 [Intentionally left blank].

2.23 [Intentionally left blank}.

2.24 Healthcare Compliance. The Company is participating or otherwise authorized to receive reimbursement from Medicare and is a party to other third-party payor agreements set forth in Schedule 2.11.1 and 2.11.2 to the Kirby Partnership Interests Purchase Agreement.

Except as listed on Schedule 2.24 to the Kirby Partnership Interests Purchase Agreement, all certifications and contracts required for participation in such programs are in full force and effect and have not been amended or otherwise modified, rescinded, revoked or assigned, and to Sellers' knowledge, no condition exists or event has occurred which in itself or with the giving of notice or the lapse of time or both which would reasonably be expected to result in the suspension, revocation, impairment, forfeiture or non-renewal of any such third-party payor program. To Sellers' knowledge, the Company is in compliance with the requirements of all such third-party payors applicable thereto. The Sellers have not received any notice nor have any knowledge that any third-party payor intends to terminate or materially reduce its business with, or reimbursement to, the Sellers. The Sellers have no reason to believe that any third-party payor will cease to do business with the Sellers after, or as a result of, the consummation of any transactions contemplated hereby. To Seller's knowledge, there are no facts, conditions or events which would reasonably be expected to materially adversely affect the Company's relationship with any third-party payor.

2.25 Fraud and Abuse. Each Seller, and, to Seller's knowledge, all persons and entities providing professional services for the Company have not engaged in any activities which are prohibited under 42 U.S.C. § 1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including the following: (a) knowingly and wilfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (b) knowingly and wilfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (d) knowingly and wilfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration: (x) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid; or (y) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid. To Seller's knowledge, each Seller has at all times complied with the requirements of the Ethics in Patient Referral Act. Furthermore, to Seller's knowledge, each Seller has filed all reports required to be filed by the State of Texas and federal law regarding compensation arrangements and financial relationships between a physician and an entity to which the physician refers patients.

2.26 Rates and Reimbursement Policies. Except as set forth in Schedule 2.26 to the Kirby Partnership Interests Purchase Agreement: (i) there are no restrictions or limitations on rates which may be charged to private pay patients receiving services provided by the Company; (ii) the Company does not have any rate appeal currently pending before any governmental authority or any administrator of any third-party payor program; (iii) to Sellers' knowledge, there is no applicable law which affects rates or reimbursement procedures which has been enacted, promulgated or issued preceding the date of the Kirby Partnership Interests Purchase Agreement or any such legal requirement proposed or currently pending in the State of Texas which would reasonably be expected to have a material adverse effect on the business or financial condition of the Company, or to result in the imposition of additional Medicaid, Medicare, charity, free care,

welfare or other discounted or government assisted patients of the Company or to require the Company to obtain any necessary authorization which the Company does not currently possess; and (iv) to Seller's knowledge, there is no impending proposed reduction in reimbursement from third party or other payors nor any threatened termination of payor contracts.

2.27 Medical Staff. Except as set forth in Schedule 2.27 to the Kirby Partnership Interests Purchase Agreement, there are no physicians who are providing services on behalf of the Company who, to Sellers' knowledge, plan, or have threatened to terminate his or her relationship with the Company or to reduce any of their utilization of the Facility including on account of retirement, To Sellers' knowledge, none of the physicians providing professional services at the Company have a present intention to retire from the practice of medicine or to alter their practice as such now exists in the next five (5) years nor to become an owner of a hospital or of another ambulatory surgery center, and none of the Sellers are aware of any discussions to the effect of either.

2.28 Medical Providers. To Sellers' knowledge, since the formation of the Company in 2003, each physician, and other health care provider who is or was employed by, or who renders or has rendered services on behalf of the Company:

(a) Licenses. Has been duly licensed and registered, and in good standing by the State of Texas to engage in the practice of medicine (including podiatry), and said license and registration have not been suspended, revoked or restricted in any manner;

(b) Controlled Substances. Has current controlled substances registrations issued by the State of Texas and the U.S. Drug Enforcement Administration, which registrations have not been surrendered, suspended, revoked or restricted in any manner;

(c) Actions. Except as set forth on Schedule 2.28 to the Kirby Partnership Interests Purchase Agreement, has not been a party or subject to:

(i) Malpractice Actions. Any malpractice suit, claim (whether or not filed in court), settlement, settlement allocation, judgment, verdict or decree;

(ii) Disciplinary Proceedings. Any disciplinary, peer review or professional review investigation, proceeding or action instituted by any licensure board, hospital, medical school, physical therapy school, health care facility or entity, professional society or association, third party payor, peer review or professional review committee or body, or governmental agency;

(iii) Criminal Proceedings. Any criminal complaint, indictment or criminal proceedings;

(iv) Investigation. Any investigation or proceedings, whether administrative, civil or criminal, relating to an allegation of filing false health care claims, violating anti-kickback or fee-splitting laws, or engaging in other billing improprieties;

(v) Mental Illnesses. Any organic or mental illness or condition that impairs or may impair such physician's ability to practice;

(vi) Substance Abuse. Any dependency on, habitual use or episodic abuse of alcohol or controlled substances, or any participation in any alcohol or controlled substance detoxification, treatment, recovery, rehabilitation, counselling, screening or monitoring program;

(vii) Professional Ethics. Any allegation, or any investigation or proceeding based on any allegation of violating professional ethics or standards, or engaging in illegal, immoral or other misconduct (of any nature or degree), relating to his or her practice; or

(viii) Application for Licensure. Any denial or involuntary withdrawal of an application in any state for licensure as a physician or physical therapist, for medical staff privileges at any hospital or other health care entity, for board certification or recertification, for participation in any third party payment program, for state or federal controlled substances registration, or for malpractice insurance.

2.29 HIPAA. Schedule 2.29 to the Kirby Partnership Interests Purchase Agreement lists and describes all policies of the Company with respect to compliance with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the final regulations promulgated thereunder, whether such policies have been put in place or are in process. Schedule 2.29 to the Kirby Partnership Interests Purchase Agreement includes but is not limited in any manner whatsoever to any privacy compliance plan of the Company in place or in development, and any plans, analyses or budgets relating to information systems including but not limited to necessary purchases, upgrades or modifications to effect HIPAA compliance.

2.30 Improper and Other Payments. To Sellers' knowledge, neither the Company nor the Sellers have (a) used any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds; (c) established or maintained any unlawful or unrecorded fund of Company monies or other assets; (d) made any false or fictitious entries on the books of account of the Company; or (e) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

2.31 Medical Waste. With respect to the generation, transportation, treatment, storage, and disposal, or other handling of Medical Waste, the Sellers and the Company, to their knowledge, have complied with all Medical Waste Laws (as hereinafter defined).

"Medical Waste" includes, but is not limited to, (a) pathological waste, (b) blood, (c) sharps, (d) wastes from surgery or autopsy, (e) dialysis waste, including contaminated disposable equipment and supplies, (f) cultures and stocks of infectious agents and associated biological agents, (g) contaminated animals, (h) isolation wastes, (i) contaminated equipment, U) laboratory waste, and (k) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings or animals. "Medical Waste" also includes

any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §6992, et seq. ("MWTA").

"Medical Waste Law" means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §2501 et seq.; the Marine Protection, Research, and Sanctuaries Act of 1972, 33 USCA §§401 et seq.; the Occupational Safety and Health Act, 29 USCA §§651 et seq.; the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119; and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste.

2.32 Custody of Patient Medical Records. The Company has, and at the Closing, will continue to have, sole and exclusive custody over and access to all existing medical records, medical files, medical charts, x-ray files and similar medical data pertaining to each patient for whom procedures were performed at the Premises except for files related to professional services not performed at the Facility (the "Patient Records").

2.33 [Intentionally left blank].

2.34 Prior Partnership Agreements. Attached as Schedule 2.34 to the Kirby Partnership Interests Purchase Agreement are all prior partnership agreements for the Company which have been superseded.

2.35 Correspondence with Regulatory Agencies. Attached as Schedule 2.35 to the Kirby Partnership Interests Purchase Agreement is a listing of and attached thereto are copies of, to Sellers' knowledge, all correspondence with any regulatory or supervising agency or department relating to any of the preceding matters and any investigations, reviews, complaints or similar matters filed with regulators.

2.36 Listing of Medical Procedures. Schedule 2.36 to the Kirby Partnership Interests Purchase Agreement is a listing of the medical procedures currently performed at the Facility, such procedures comprising 80% or more of the number of procedures performed at the Facility during 2006.

2.37 Patient Waivers/Consents. Attached as Schedule 2.37 to the Kirby Partnership Interests Purchase Agreement are the forms of patient waivers/consents for medical procedures described in Schedule 2.36 to the Kirby Partnership Interests Purchase Agreement, which have been used by the Company at any time since its formation in 2003.

News release
May 17, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Northstar Healthcare Inc. announces the completion of its initial public offering

/NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

TORONTO, May 17 /CNW/ - Northstar Healthcare Inc. (TSX:NHC) ("Northstar") announced today that it has completed its initial public offering of common shares. The offering, which raised gross proceeds of C$148,074,300, was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and which also included CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

Northstar is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Northstar used the net proceeds of the offering to indirectly acquire a 55% partnership interest in The Palladium for Surgery and a 60% partnership interest in Medical Ambulatory Surgical Suites, two ambulatory surgery centres located in Houston. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Goodmans LLP is legal counsel to Northstar in connection with the transaction, with U.S. legal representation from Kaye Scholer LLP and Cokinos, Bosien & Young P.C. Borden Ladner Gervais LLP is legal counsel to the underwriters, with U.S. legal representation from Shearman & Sterling LLP and Gardere Wynne Sewell LLP.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Houston, Texas-based Capstone Associated Services, Ltd., a financial services company, and its principal, Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President. Stewart Feldman's affiliates also served as transaction counsel and attorneys in the original Northstar transaction.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. The securities are being offered only by means of a prospectus. Accordingly, this press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to Northstar Healthcare Inc.'s business and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or

circumstances.

%SEDAR: 00025141E

/For further information: Donald L. Kramer, M.D., Chief Executive Officer, (713) 355-8614, DKramer(at)Northstar-Healthcare.com/
(NHC.)

CO: Northstar Healthcare Inc.

CNW 11:05e 17-MAY-07

Amended and Restated Limited Liability Company Agreement of Northstar Healthcare Acquisitions LLC

May 17, 2007

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

A Delaware Limited Liability Company

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of May 17, 2007

THE SECURITIES REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS (by Section)

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

A Delaware Limited Liability Company

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Northstar Healthcare Acquisitions, L.L.C. (the "Company"), dated and effective as of May 17, 2007, is adopted, executed and entered into by and among the Initial Members and each other Person who becomes a Member in accordance with the terms of this Agreement.

WHEREAS, as of February 6, 2007 (the "Formation Date"), the Company has been formed pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.* (as from time to time amended and including any successor statute of similar import, the "Act") and the Certificate has been filed with the Secretary of State of the State of Delaware;

WHEREAS, the Company and its members executed that certain Operating Agreement of the Company, dated as of February 6, 2007;

WHEREAS, the Company and its members desire to amend and restate the Operating Agreement of the Company on the terms and conditions set forth herein;

WHEREAS, the parties hereto desire to enter into this Agreement to define and express all of their respective rights and obligations with respect to the formation and operation of the Company; and

WHEREAS, this Agreement shall constitute a limited liability company agreement within the meaning of the Act.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein made, and intending to be legally bound, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the following meanings:

"Affiliate" of any particular Person means any other Person which, directly or indirectly, controls, is controlled by or is under common control with such particular Person. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Limited Liability Company Agreement, as executed and as amended, modified, supplemented or restated from time to time, as the context requires.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time pursuant to Section 4.5; provided, that the Book Value of any asset contributed to the Company shall be equal to the Fair Market Value of the contributed asset on the date of contribution.

"Business" means any business in which the Company is actively engaged or is actively pursuing (including pursuant to potential acquisitions) as of the time at which such definition is being applied.

"Capital Contribution" means, with respect to any Holder, the aggregate contributions made by or on behalf of such Holder to the Company pursuant to Article III as of the date in question, as shown opposite each Holder's name on the Unit Register set forth as Schedule A hereto, as the same may be amended from time to time, and in respect of any Unit, the total consideration contributed by the applicable Holder pursuant to Article III in respect of such Unit; in each case net of any liabilities assumed by the Company from such Holder in connection with such contribution and net of any liabilities to which assets contributed by such Holder in respect thereof are subject.

"Certificate" means the Certificate of Formation of the Company as filed with the Secretary of State of the State of Delaware, as the same may be amended, modified, supplemented or restated from time to time.

"Class A Holder" means a Holder holding Class A Units.

"Class A Member" means a Member holding Class A Units.

"Class A Unit" means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Class A Units in this Agreement.

"Class B Holder" means a Holder holding Class B Units.

"Class B Member" means a Member holding Class B Units.

"Class B Unit" means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Class B Units in this Agreement.

"Code" means the Internal Revenue Code of 1986, and any successor statute, as amended from time to time, in effect as of the date hereof.

"Common Holder" means a Holder holding Common Units.

"Common Member" means a Member holding Common Units.

"Common Unit" means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Common Units in this Agreement.

"Company" means Northstar Healthcare Acquisitions, L.L.C., the Delaware limited liability company formed pursuant to the Certificate and this Agreement, as such limited liability company may be constituted from time to time, and including its successors.

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"Distribution" means a distribution made by the Company to a Holder, whether in cash, property or securities and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization or exchange of securities of the Company, (b) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any issued and outstanding Units or (c) any reasonable fees or remuneration paid to any Holder in such Holder's capacity as an employee, officer, consultant or other provider of services to the Company.

"Economic Interest" means a Member's or Economic Owner's relative share of the Company's Profits, Losses and Distributions pursuant to this Agreement and the Act, evidenced by a Unit or Units, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members, or any right to receive information concerning the business and affairs of the Company, in each case to the extent provided for herein or otherwise required by the Act.

"Economic Owner" means any Holder of an Economic Interest who is not a Member. No Holder of an Economic Interest who is not a Member shall be deemed a "member" (as that term is used in the Act) of the Company.

"Effective Date" means the date of the consummation of all sales of securities of Northstar Healthcare Inc. pursuant to the Northstar IPO or which may be deemed under the Securities Act or otherwise to be a part of the Northstar IPO, including sales pursuant to the over-allotment option provided to the underwriters in the Northstar IPO for thirty (30) days after the closing of the Northstar IPO.

"Fair Market Value" means the fair market value of the asset in question, as determined by the Board in its reasonable discretion and good faith. In the case of Fair Market Value of Units for the purposes of Article X of this Agreement, Fair Market Value means the relative share of the economic value of the Company represented by such Units. In calculating the Fair Market Value of Units, the Board shall take into consideration (a) the historical cash flows and current cash flows of the Company and Northstar Subco, and (b) the then-current yield of the shares of common stock of Northstar Healthcare, without discount for illiquidity or minority interest. The determination of Fair Market Value as provided herein shall be final and binding on all Holders.

"GPco" means Northstar Healthcare General Partner, L.L.C., a limited liability company organized under the laws of the State of Delaware.

"Gross Management Fee" means the total amount of money received by the Company pursuant to the Management Agreements, calculated before deducting the Company's expenses incurred with respect to the Management Agreements.

"Holder" means any Person who holds a Unit, whether as a Member or an Economic Owner.

"Holder Minimum Gain" with respect to any Holder, has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i) as if, in such provision, the word "partner" was replaced with the word "holder" wherever it appears.

"Holder Nonrecourse Deductions" with respect to any Holder, has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i) as if, in such provision, the word "partner" was replaced with the word "holder" wherever it appears.

"Indebtedness" means all indebtedness for borrowed money (including purchase money obligations), all indebtedness under revolving credit arrangements, all capitalized lease obligations and all guarantees of any of the foregoing.

"Initial Members" means Northstar Healthcare, Northstar Holdco and Healthcare Ventures, Ltd., a Texas limited partnership.

"Investment Agreement" means that certain Investment Agreement, dated as of May 9, 2007, by and among Northstar Healthcare, Northstar Holdco, the Company, Northstar Subco, GPco, LPco and Healthcare Ventures, Ltd., as amended, modified, supplemented or restated from time to time, in accordance with its terms.

"Losses" means items of Company loss and deduction determined according to Section 4.2.

"LPco" means Northstar Healthcare Limited Partner, L.L.C., a limited liability company organized under the laws of the State of Delaware.

"Management Agreements" means those certain management agreements, dated as of even date herewith, by and among the Company, Palladium Partnership Houston, Palladium Partnership Dallas, River Oaks and MASS Partnership, as amended, modified, supplemented or restated from time to time, in accordance with their terms, and any other agreements pursuant to which the Company shall provide management services to ambulatory surgical centers or other healthcare facilities.

"MASS Partnership" means Medical Ambulatory Surgical Suites, L.P., a limited partnership organized under the laws of the State of Texas.

"Member" means each Person identified on the Unit Register, set forth as Schedule A hereto, as of the date hereof who has also been admitted as a Member in accordance with the terms of this Agreement and the Act, and who has also executed this Agreement or a counterpart hereof and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on Schedule A as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company. Except as expressly provided herein, the Members shall constitute a single class or group of Members of the Company for all purposes of the Act and this Agreement.

"Membership Interest" means a Member's interest in the Company evidenced by a Unit or Units, including such Member's Economic Interest and all such other rights, preferences and obligations, including (i) the right, if any, to participate in the management of the business and affairs of the Company, (ii) the right, if any, to vote on, consent to or otherwise participate in any decision or action of or by the Members and (iii) the right, if any, to receive information concerning the business and affairs of the Company, in each case to the extent specifically granted to Members and expressly provided in this Agreement or otherwise required by the Act.

"Northstar Holdco" means Northstar Healthcare Holdings, Inc., a Delaware corporation.

"Northstar Healthcare" means Northstar Healthcare Inc., a corporation organized under the laws of British Columbia, Canada.

"Northstar IPO" means the initial public offering of shares of common stock of Northstar Healthcare.

"Northstar Subco" means Northstar Healthcare Subco, L.L.C., a Delaware limited liability company.

"Northstar Subco Class A Units" means the Class A Units (as defined in the Northstar Subco Operating Agreement) of Northstar Subco.

"Northstar Subco Class B Holders" means the holders of Northstar Subco Class B Units.

"Northstar Subco Class B Units" means the Class B Units (as defined in the Northstar Subco Operating Agreement) of Northstar Subco.

"Northstar Subco Operating Agreement" means that certain Limited Liability Company Agreement, dated as of even date herewith, of Northstar Subco, as amended, modified, supplemented or restated from time to time in accordance with its terms.

"Northstar Subco Preferred Units" means the Preferred Units (as defined in the Northstar Subco Operating Agreement) of Northstar Subco.

"Officer" means each Person designated as an officer of the Company pursuant to Section 6.2 for so long as such Person remains an officer pursuant to the provisions of Section 6.2.

"Operating Costs" means the total operating costs actually incurred by Northstar Holdco and Northstar Healthcare, as determined by the Board in its reasonable discretion and good faith. The items that comprise "Operating Costs" shall include, without limitation, any and all (a) legal fees, accounting costs, directors fees, and costs of directors and officers liability insurance, (b) general and administrative expenses incurred in the ordinary course of the Company's Business related to compensation paid to the Company's employees, rent, marketing and other corporate and administrative expenses, and (c) public company related costs incurred by any of Northstar Healthcare, Northstar Holdco, the Company or Northstar Subco.

"Palladium Partnership Houston" means The Palladium for Surgery - Houston, Ltd., a limited partnership organized under the laws of the State of Texas.

"Palladium Partnership Dallas" means The Palladium for Surgery – Dallas, Ltd. a limited partnership organized under the laws of the State of Texas.

"Person" means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Holder" means a Holder holding Preferred Units.

"Preferred Member" means a Member holding Preferred Units.

"Preferred Unit" means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Preferred Units in this Agreement.

"Profits" means items of Company income and gain determined according to Section 4.2.

"Repurchase Agreement" means that certain Sale and Repurchase Agreement, dated as of even date herewith, by and between Northstar Healthcare and Northstar Holdco, as amended, modified, supplemented or restated from time to time in accordance with its terms.

"River Oaks" means Donald L. Kramer, M.D., P.A., d/b/a River Oaks Pain Management.

"SEC" means the Securities and Exchange Commission or any successor agency thereto that administers the Securities Act and the Securities Exchange Act of 1934, as amended from time to time.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Specified Percentage" means the Economic Interest (as defined in the Northstar Subco Operating Agreement) of the Northstar Subco Class B Holders.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the membership, partnership or other similar ownership interests thereof or the power to elect a majority of the managers or governing body thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person or Persons shall be deemed to have a majority ownership interest in a limited

liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director, managing member, manager, board of managers or general partner of such limited liability company, partnership, association or other business entity.

"Taxable Year" means the Company's taxable year ending on the last day of each calendar year (or part thereof, in the case of the Company's last Taxable Year), or such other year as is (i) required by Section 706 of the Code or (ii) determined by the Board.

"Treasury Regulations" means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as such regulations may be amended from time to time. Any reference herein to a particular provision of the Treasury Regulations means, when appropriate, the corresponding successor provision.

"Unit" means a designation of an Economic Interest in the Company representing a fractional part of the entire Economic Interest in the Company; provided, that any class or group of Units issued shall have the relative rights, powers and duties designated and set forth in this Agreement and the Economic Interest represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

"Unit Equivalents" means (without duplication with any Units or other Unit Equivalents) rights, warrants, options, convertible securities, exchangeable securities, indebtedness or other rights, in each case exercisable for or convertible or exchangeable into, directly or indirectly, Units or securities exercisable for or convertible or exchangeable into Units, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

"Unit Register" means the physical register, set forth as Schedule A hereto, which shall be kept by the Company for the purpose of evidencing the issuance and Transfer of Units. Schedule A to this Agreement, as amended from time to time, shall be the sole Unit Register of the Company.

Section 1.2 Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter and the singular number includes the plural number and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Schedules are to Schedules attached hereto, each of which is made a part hereof for all purposes.

Section 1.3 Including. Reference in this Agreement to "including," "includes" and "include" shall be deemed to be followed by "without limitation."

ARTICLE II
ORGANIZATION

Section 2.1 Formation. The Company has been organized as a Delaware limited liability company on the Formation Date by the execution and filing of the Certificate under and pursuant to the Act and shall be continued in accordance with the terms of this Agreement. The

rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of the Members are different, pursuant to any provision of this Agreement, than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. Each party hereto represents and warrants that it is duly authorized to join in this Agreement and that the Person executing this Agreement on its behalf is duly authorized to do so.

Section 2.2 **Company Name**. The name of the Company shall be "Northstar Healthcare Acquisitions, L.L.C." and all Company business shall be conducted in that name or such other names that comply with applicable law as the Board may select from time to time. Notification of any change in the name of the Company shall be given to all Members. The Company's Business may be conducted under its name and/or any other name or names deemed advisable by the Board.

Section 2.3 **The Certificate, Etc**. The Certificate was filed with the Secretary of State of the State of Delaware on the Formation Date. The Members hereby agree to execute, file and record all such other certificates and documents, including amendments to the Certificate and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a limited liability company, the ownership of property, and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business.

Section 2.4 **Term of the Company**. The term of the Company commenced on the Formation Date and shall continue in existence until termination and dissolution thereof as determined under Sections 11.1 and 11.2 of this Agreement.

Section 2.5 **Registered Office; Registered Agent; Principal Office; Other Offices**. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Board may designate from time to time in the manner provided by law. The principal office of the Company shall be at such place as the Board may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain records there. The Company may have such other offices as the Board may designate from time to time.

Section 2.6 **Purposes**. The nature of the Business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act. The Company may engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Delaware.

Section 2.7 **Powers of the Company**. Subject to the provisions of this Agreement, the Board shall have the power and authority, by and on behalf of the Company, to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.6, including the power and authority:

(a) to conduct its Business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(b) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, refinance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(c) to enter into, perform and carry out contracts of any kind, including contracts with any Member, Holder or any Affiliate thereof, or any agent of the Company necessary to, in connection with, convenient to or incidental to the accomplishment of the purposes of the Company;

(d) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships (including the power to be admitted as a partner thereof and to exercise the rights and perform the duties created thereby), trusts, limited liability companies (including the power to be admitted as a member or appointed as a manager thereof and to exercise the rights and to perform the duties created thereby) or individuals or direct or indirect obligations of the United States or of any government, state, territory, governmental district or municipality or of any instrumentality of any of them;

(e) to lend money for any proper purpose, to invest and reinvest its funds and to take and hold real and personal property for the payment of funds so loaned or invested;

(f) to sue and be sued, complain and defend, and participate in administrative or other proceedings, in its name;

(g) to appoint employees and agents of the Company and define their duties and fix their compensation;

(h) to indemnify any Person in accordance with the Act and to obtain any and all types of insurance;

(i) to cease its activities and cancel its Certificate;

(j) to negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, acknowledge or take any other action with respect to any lease, contract or security agreement in respect of any assets of the Company;

(k) to borrow money and issue evidences of Indebtedness and guaranty Indebtedness (whether of the Company or any of its Subsidiaries), and to secure the same by a mortgage, pledge or other lien on the assets of the Company;

(l) to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

(m) to make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

Section 2.8 Board's Authority. Subject to the provisions of this Agreement, (i) the Company may, upon the direction of the Board, enter into and perform any and all documents, agreements and instruments contemplated thereby, all without any further act, vote or approval of any Member, and (ii) the Board may authorize any Person (including any Member or Officer) to enter into and perform any and all documents, agreements and instruments on behalf of the Company.

Section 2.9 Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than Delaware, the Board shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Board, each Member shall execute, acknowledge, swear to and deliver any or all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

Section 2.10 No State Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than federal and, if applicable, state or local tax purposes, and neither this Agreement nor any other document entered into by the Company or any Member shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III
MEMBERSHIP; CAPITAL CONTRIBUTIONS; ADDITIONAL UNITS

Section 3.1 Members and Holders.

(a) Names, etc. The name, residence, business or mailing addresses, amount of Capital Contributions and the type and number of Units of each Holder are listed on the Unit Register set forth as Schedule A hereto, as Schedule A shall be amended from time to time in accordance with the terms of this Agreement. Any reference in this Agreement to the Unit Register or Schedule A shall be deemed to be a reference to Schedule A as amended and in effect

from time to time in accordance with the terms of this Agreement. Each Person listed on Schedule A on the date of execution of this Agreement (upon his, her or its execution of this Agreement or counterpart thereto and the Company's receipt (or deemed receipt) of such Person's Capital Contributions as set forth on Schedule A), is hereby admitted to the Company as a Member of the Company.

(b) Loans by Members. No Member, as such, shall be required to lend any funds to the Company or to make any additional contribution of capital to the Company, except as otherwise required by applicable law, this Agreement or any other agreement between such Member and the Company. Any Member may, with the approval of the Board, make loans to the Company, and any loan by a Member to the Company shall not be considered to be a Capital Contribution.

Section 3.2 Representations and Warranties; Acknowledgements.

(a) Representations and Warranties of the Holders. In connection with the purchase of the Units from the Company, each Holder represents and warrants to the Company that:

(i) The Units to be acquired by the Holder pursuant to this Agreement shall be acquired for the Holder's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Units shall not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(ii) The Holder (and each of its beneficial owners, if any) is an "accredited investor" as that term is defined in the Securities Act or the rules of the SEC promulgated thereunder, and is able to evaluate the risks and benefits of its investment in the Units.

(iii) The Holder is able to bear the economic risk of its investment in the Units for an indefinite period of time because the Units have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

(iv) The Holder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Units by the Company, and has had full access to such other information concerning the Company and its Subsidiaries as such Holder has requested. The Holder has also reviewed this Agreement.

(v) The execution, delivery and performance of this Agreement by the Holder do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Holder is a party or by which he is bound and upon the execution and delivery of this Agreement by the Company, this Agreement shall be the legal, valid and binding obligation of the Holder, enforceable in accordance with its terms.

(vi) The Holder has had an opportunity to consult with independent legal counsel regarding his rights and obligations under this Agreement and he fully understands the terms and conditions contained herein.

(vii) The Holder's determination to acquire Units of the Company has been made by such Holder independent of any other Holder and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries which may have been made or given by any other Holder or by any agent or employee of any other Holder.

(b) Representations and Warranties by the Company. In connection with the sale of Units to the Holders, the Company represents and warrants that:

(i) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the limited liability company power and authority to carry on its business as now conducted and presently proposed to be conducted, except where the failure to have such power and authority would not be reasonably expected to have a material adverse effect on the Company, taken as a whole.

(ii) Immediately after giving effect to the sale or Transfer of Units to the Initial Holders, the Company will have issued, and there will be outstanding, the Units listed on the Unit Register, set forth as Schedule A hereto.

(iii) Except as set forth in this Agreement, including the disclosures made in Schedule A, the Company will not have issued or outstanding any Unit Equivalents or any other securities convertible or exchangeable for any Units, nor will it have issued or outstanding any rights or options to subscribe for or to purchase any Units, Unit Equivalents or any other securities convertible into or exchangeable for any Units or any agreement related thereto.

(iv) The Company has duly authorized the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its respective terms, subject to the availability of equitable remedies and to the laws of bankruptcy and other similar laws affecting creditors' rights generally.

(c) Acknowledgements. Each Holder acknowledges and agrees that the Units issued and acquired hereunder shall be governed by, and have the terms, conditions, rights and obligations contained in, the LLC Agreement.

Section 3.3 No Liability of Members.

(a) No Liability. Except as otherwise required by applicable law or as may be expressly provided in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member, whether to the Company or any of its Subsidiaries, to any of the other Members, to the creditors of the Company or any of its Subsidiaries or to any other

third party, for the debts, liabilities, commitments or any other obligations of the Company or any of its Subsidiaries or for any losses of the Company or any of its Subsidiaries. Each Member shall be liable only to make such Member's Capital Contribution to the Company and the other payments provided expressly herein.

(b) Distributions. In accordance with the Act and the laws of the State of Delaware, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such member. It is the intent of the Members that no Distribution to any Member pursuant to Article V hereof shall be deemed a return of money or other property paid or distributed in violation of the Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Act, and the Member receiving any such money or property, except as set forth in this Agreement, shall not be required to return to any Person any such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

Section 3.4 Capital Contributions. The Unit Register, set forth as Schedule A hereto, reflects the initial Capital Contributions of the Initial Members, and shall be amended from time to time to reflect Additional Members and Holders and their Capital Contributions. The initial Capital Contributions of the Initial Members listed on Schedule A reflect the following transactions and the transactions described on Schedule B:

(a) Initial Members.

(i) *Preferred Members.* The initial Preferred Member of the Company shall be Northstar Holdco, which shall purchase eleven thousand one hundred (11,100) Preferred Units in exchange for an aggregate Capital Contribution of Eleven Million One Hundred Thousand Dollars ($11,100,000).

(ii) *Class A Members.* On May 17, 2007, Northstar Holdco will subscribe for ninety seven thousand thirty two (97,032) Class A Units with an aggregate repurchase price of Ninety Seven Million Thirty Two Thousand Dollars ($97,032,000) and shall give the Company a promissory note (the "Subscription Note") for such payment in the amount of Ninety Seven Million Thirty Two Thousand Dollars ($97,032,000). Pursuant to the Repurchase Agreement, Northstar Healthcare shall purchase from Northstar Holdco all of Northstar Holdco's Class A Units for a purchase price of Ninety Seven Million Thirty Two Thousand Dollars ($97,032,000). Concurrently therewith, Northstar Holdco shall pay the proceeds of such sale to the Company in full satisfaction of all of its then outstanding obligations under the Subscription Note.

(iii) *Class B Members.* On May 17, 2007, Healthcare Ventures, Ltd. will exchange all of the capital of the Company existing prior to the date of this Agreement for twelve thousand five hundred (12,500) Class B Units and one (1) Common Unit. The Common Unit owned by Healthcare Ventures, Ltd. will be redeemed as provided in Section 3.4(a)(iv).

(iv) *Common Members.*

(A) On May 17, 2007, Healthcare Ventures, Ltd. will exchange all of the capital of the Company existing prior to the date of this Agreement for, among other things, one (1) Common Unit. Concurrently therewith, the Company will redeem the Common Unit owned by Healthcare Ventures, Ltd. for One Hundred Dollars ($100.00) and such Common Unit shall be cancelled by the Company.

(B) On May 17, 2007, Northstar Holdco will pay Twelve Million Seven Hundred Thirty Three Thousand Eight Hundred Twenty Six and 32/100 Dollars ($12,733,826.32) to the Company in exchange for twelve thousand seven hundred thirty four (12,734) Common Units.

(v) *Additional Pre-Effective Date Capital Contributions.* Any Capital Contributions made by the Preferred Members, Class A Members or Class B Members before the Effective Date shall be deemed additional Capital Contributions in respect of the Units set forth in Section 3.4(a)(i), (ii), (iii) and (iv) above, and already issued to the Members, and the Company shall not issue additional Units upon receipt of any such additional Capital Contributions made before the Effective Date.

(b) All Other Members. Upon receipt of the Capital Contribution set forth opposite such Holder's name on Schedule A, each Holder shall be deemed to own the number and type of Units set forth opposite such Holder's name on Schedule A, as it shall be amended from time to time in accordance with the terms of this Agreement.

(c) Dilutive Adjustments. The Board shall fairly and equitably adjust and reduce the number of Class B Units held by the Class B Holders (and the Distributions and voting rights provided to the Class B Holders pursuant to this Agreement) in the event that the Company issues additional Units in a New Issuance after the Effective Date and Healthcare Ventures, Ltd. does not exercise its pre-emptive rights pursuant to Section 3.5(c), so as to prevent or minimize the dilution of its Economic Interest. Such adjustment of the Distributions and voting rights of the Class B Holders shall be determined by the Board in its reasonable discretion and good faith.

Section 3.5 Issuance of Additional Units; Additional Members.

(a) Additional Units. After the Effective Date, the Board shall have the right, in its sole discretion, to cause the Company to issue or sell to any Person (including Members and Affiliates of Members) any of the following (which for purposes of this Agreement shall be "Additional Units"): (i) additional Units (including new classes or series thereof having rights which are different than the rights of any then existing class or series); (ii) obligations, evidences of indebtedness or other securities or interests convertible into or exchangeable for Units or Unit Equivalents; and (iii) Unit Equivalents. The Board shall determine the terms and conditions governing the issuance of such Additional Units, including the number and designation of such Additional Units, the preference (with respect to Distributions, in liquidation or otherwise) over

any other Units and any required contributions in connection therewith, and shall be entitled to make such amendments to this Agreement as may be necessary to effectuate the foregoing.

(b) Additional Members. In order for a Person to be admitted as a Member of the Company with respect to an Additional Unit: (i) such Person shall have delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement and shall have delivered such documents and instruments as the Board determines to be necessary or appropriate in connection with the issuance of such Additional Unit to such Person or to effect such Person's admission as a Member; and (ii) the Board or an authorized Officer shall amend Schedule A without the further vote, act or consent of any other Person to reflect such new Person as a Member. Upon the amendment of Schedule A, such Person shall be deemed to have been admitted as a Member and shall be listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. If an Additional Unit is issued to an existing Member, the Board or an authorized Officer of the Company shall amend Schedule A without the further vote, act or consent or any other Person to reflect the issuance of such Additional Unit and, upon the amendment of Schedule A, such Member shall be issued his, her or its Additional Unit.

(c) Pre-Emptive Right.

(i) If the Board authorizes the issuance of additional Common Units, Class A Units or Class B Units after the Effective Date (in each case, a "New Issuance"), and if at the time of such New Issuance the Economic Interest owned by Healthcare Ventures, Ltd. is greater than five percent (5%) of the entire Economic Interests in the Company, then the Company shall first offer to sell to Healthcare Ventures, Ltd., by delivery of written notice, and Healthcare Ventures Ltd. shall have the right to purchase, up to such number of additional Class B Units or such other securities as would allow Healthcare Ventures, Ltd. to maintain the same relative and proportionate Economic Interest in the Company as is held by it immediately prior to the New Issuance.

(ii) The notice of such New Issuance shall set forth in reasonable detail the terms and conditions of such New Issuance, and the rights, preferences and obligations of the Units to be issued in connection therewith, and the basis and calculation of the right of Healthcare Ventures, Ltd. to purchase Units hereunder with respect thereto.

(iii) Healthcare Ventures, Ltd. acknowledges and agrees that its Economic Interest shall be relatively and proportionately reduced, or "diluted" by any such New Issuance, in the event that the Company offers to sell additional Units to Healthcare Ventures, Ltd. and Healthcare Ventures, Ltd. fails to exercise its pre-emptive right pursuant to this Section 3.5(c).

(iv) In order to exercise its purchase right hereunder, Healthcare Ventures, Ltd. must, within thirty (30) days of its receipt of written notice of the New Issuance, deliver a written notice to the Board describing its election to purchase all or any portion of the Units it is entitled to purchase hereunder. Healthcare Ventures, Ltd. shall tender payment in full for such purchase within ten (10) days of exercising its

purchase rights hereunder, failing which such purchase right shall terminate without further action by the Company, and be at an end, and the Company shall be entitled to sell Units without being subject to such purchase right; provided, however, that the terms of such sale of Units shall be no more favorable to the purchaser thereof than was represented to Healthcare Ventures, Ltd. in the foregoing notice of the New Issuance.

Section 3.6 Certification of Units. The Company shall issue certificates for the Units to each Member to evidence his, her or its ownership of Units in the form of Schedule C attached hereto. The Board shall have the authority to execute and deliver the certificates by and on behalf of the Company. Each certificate evidencing Units held by any Holder or his or her Permitted Transferees and each certificate issued in exchange for or upon the Transfer of any such Units shall be stamped or otherwise imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF MAY 17, 2007, AMONG THE COMPANY AND THE COMPANY'S MEMBERS, AS AMENDED AND MODIFIED FROM TIME TO TIME. A COPY OF SUCH LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

The Company shall imprint such legend on certificates evidencing any Units of any Holder (or his or her Permitted Transferees) issued and outstanding as of the date hereof.

Section 3.7 **Article 8 Opt-In Provisions.**

(a) Each Unit shall be personal property for all purposes and shall constitute a "security" within the meaning of, and governed by, (i) Article 8 of the Delaware Uniform Commercial Code ("Article 8") and (ii) Article 8 of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

(b) The certificates representing the Units shall expressly provide that each of the Units is a "security" as defined in and governed by Article 8.

ARTICLE IV
CAPITAL ACCOUNTS

Section 4.1 **Establishment and Determination of Capital Accounts.** A capital account ("Capital Account") shall be established for each Holder on the books of the Company initially reflecting an amount equal to such Holder's initial Capital Contribution pursuant to Section 3.4. Each Holder's Capital Account shall be (a) increased by any cash and the Fair Market Value of any property contributed to the Company as an additional Capital Contribution made by such Holder pursuant to the terms of this Agreement (net of any liabilities assumed by the Company and liabilities to which such property is subject), such Holder's allocable share of

Profits, and the amount of any Company liabilities that are assumed by such Holder, (b) decreased by such Holder's allocable share of Losses, any Distributions to such Holder of cash or the Fair Market Value of any other Company property (net of liabilities assumed by such Holder and liabilities to which such property is subject) distributed to such Holder, the amount of any liabilities of such Holder that are assumed by the Company (except to the extent taken into account in the determination of the amount of a Holder's Capital Contribution), and (c) adjusted as otherwise required by the Code and the regulations thereunder, including but not limited to, the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Any references in this Agreement to the Capital Account of a Holder shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above. A Holder who has more than one Unit in the Company shall have a single Capital Account that reflects all such Units regardless of the Class of Unit owned and regardless of the time or manner in which the Units were acquired.

Section 4.2 **Computation of Amounts**. For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this Article IV and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose), provided, that:

(a) the computation of all items of income, gain, loss and deduction shall include tax exempt income and those items described in Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes;

(b) if the Book Value of any Company property is adjusted pursuant to Section 4.5, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property and the amount of such gain or loss shall be allocated according to Section 5.5 to the Holders of Units who hold Units immediately prior to the event that causes the calculation of such gain or loss;

(c) items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property;

(d) items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)*(g)*;

(e) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)*(m)*, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(f) to the extent that the Company distributes any asset in kind to the Holders, the Company shall be deemed to have realized Profit or Loss thereon in the same manner as if the Company had sold such asset for an amount equal to the Fair Market Value (as determined by the Board) of such asset or, if greater and otherwise required by the Code, the amount of debts to which such asset is subject.

Section 4.3 **Negative Capital Accounts**. No Holder shall be required to pay to the Company or any other Holder any deficit or negative balance which may exist from time to time in such Holder's Capital Account.

Section 4.4 **Company Capital**. No Holder shall be paid interest on any Capital Contribution to the Company or on such Holder's Capital Account, and no Holder shall have any right (a) to demand the return of such Holder's Capital Contribution or any other Distribution from the Company (whether upon resignation, withdrawal or otherwise), or (b) to cause a partition of the Company's assets. Any Holder may make loans to the Company, and any loan by a Holder to the Company shall not be considered to be a Capital Contribution for any purpose and shall not result in an increase in the amount of the Capital Account of such Holder.

Section 4.5 **Adjustments to Book Value**. The Company shall adjust the Book Value of its assets to fair market value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)*(f)* as of the following times: (a) at the Board's discretion in connection with the issuance of Units in the Company; (b) at the Board's discretion in connection with the Distribution by the Company to a Holder of more than a de minimis amount of Company assets, including money, if as a result of such Distribution, such Holder's interest in the Company is reduced; (c) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); and (d) the issuance by the Company of Units in the Company to any Person as compensation for services performed for or on behalf of the Company. Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Holders under Section 5.6 (determined immediately prior to the issuance of the new Units or the distribution of assets in an ownership reduction transaction).

Section 4.6 **Compliance With Section 1.704-1(b)**. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such sections of the Code and Treasury Regulations. In the event the Board shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Holder), are computed in order to comply with such regulation, the Board may make such modification, provided that it is not likely to have a material effect on the amount distributable to any Holder pursuant to Section 5.6 hereof upon the dissolution of the Company. The Board also shall (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Holders and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulation Section 1.704-1(b)(iv)(g), and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulation Section 1.704-1(b).

Section 4.7 **Transfer of Capital Accounts**. The original Capital Account established for each substituted Holder shall be in the same amount as the Capital Account of the Holder (or portion thereof) to which such substituted Holder succeeds, at the time such substituted Holder receives such Holder's Units. The Capital Account of any Holder whose interest in the Company shall be increased or decreased by means of the Transfer to it of all or part of the Units of another Holder shall be appropriately adjusted to reflect such Transfer. Any reference in this Agreement to a Capital Contribution of or Distribution to a Holder that has succeeded any other Holder shall include any Capital Contributions or Distributions previously made by or to the former Holder on account of the Units of such former Holder transferred to such Holder.

ARTICLE V
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

Section 5.1 **Monthly Distributions to the Preferred Holders**. On or before the fifteenth (15th) day of each calendar month (a "Distribution Date"), the Company shall distribute to the Preferred Holders an amount equal to the Operating Costs incurred in the immediately preceding calendar month (a "Monthly Preferred Distribution"). If the Company does not pay the full amount of any Monthly Preferred Distribution on any Distribution Date, the unpaid portion of the Monthly Preferred Distribution shall accrue and be due and payable by the Company on future Distribution Dates (the "Accrued Monthly Preferred Distribution"). The Company shall pay all or a portion of the Accrued Monthly Preferred Distribution on the next Distribution Date on which funds are available for Distributions to the Preferred Holders in an amount greater than the Monthly Preferred Distribution for such future Distribution Date.

Section 5.2 **Monthly Distributions to the Class A Holders**.

On each Distribution Date, if the Board determines that there is free cash available to be distributed by the Company to its Holders pursuant to this Agreement and the Act, after subtracting (a) such reasonable cash reserves as the Board may from time to time establish, and (b) the Monthly Preferred Distribution (and Accrued Monthly Preferred Distribution, if any) to be distributed to the Preferred Holders pursuant to Section 5.1, then the Company shall distribute to the Class A Holders an amount equal to nine hundred twenty five one-thousandths of one percent (0.925%) of the Capital Contributions made by the Class A Holders in respect of such Class A Units (the "Monthly Class A Distribution"). Such amount shall be distributed to the Class A Holders on a *pro rata* basis, based on the total number of Class A Units issued and outstanding on the last day of the calendar month immediately preceding such Distribution Date. If the Company does not pay the full amount of any Monthly Class A Distribution on any Distribution Date, (i) the unpaid portion of the Monthly Class A Distribution shall accrue and be due and payable by the Company on future Distribution Dates (the "Accrued Monthly Class A Distribution"), and (ii) the Accrued Monthly Class A Distribution shall bear interest at the rate of eleven and one-tenths percent (11.1%) per annum, calculated based upon a three hundred sixty (360) day year and charged for the actual number of days elapsed, and payable at any time the Company pays the Accrued Monthly Class A Distribution. The Company shall pay all or a portion of the Accrued Monthly Class A Distribution, and interest thereon, on the next Distribution Date on which funds are available for Distributions to the Class A Holders in an amount greater than the Monthly Class A Distribution for such future Distribution Date.

Section 5.3 Monthly Distributions to the Class B Holders and Common Holders

(a) On each Distribution Date, if the Board determines that there is free cash available to be distributed by the Company to its Holders pursuant to this Agreement and the Act, after subtracting (x) such reasonable cash reserves as the Board may from time to time establish, (y) the Monthly Preferred Distribution (and Accrued Monthly Preferred Distribution, if any) to be distributed to the Preferred Holders pursuant to Section 5.1, and (z) the Monthly Class A Distribution (and Accrued Monthly Class A Distribution, if any) to be distributed to the Class A Holders pursuant to Section 5.2, then the Company shall distribute:

(i) to the Class B Holders an amount equal to the Specified Percentage (which shall initially be twelve and one-half percent (12.5%)) of the Gross Management Fee received by the Company for the immediately preceding calendar month (the "Monthly Class B Distribution"); and

(ii) to the Common Holders, the aggregate amount of remaining free cash available to be distributed by the Company to its Holders pursuant to this Agreement and the Act, less the Monthly Class B Distribution.

(b) The amounts to be distributed to the Class B Holders pursuant to Section 5.3(a)(i) on any Distribution Date shall be distributed to the Class B Holders holding Class B Units on the last day of the calendar month immediately preceding such Distribution Date, *pro rata*, based on the total number of Class B Units issued and outstanding on such date. The amounts to be distributed to the Common Holders pursuant to Section 5.3(a)(ii) on any Distribution Date shall be distributed to the Common Holders holding Common Units on the last day of the calendar month immediately preceding such Distribution Date, *pro rata*, based on the total number of Class A Units issued and outstanding on such date.

Section 5.4 Distributions Upon the Liquidation of the Company. Upon the liquidation of the Company pursuant to Article XI, the proceeds, if any, shall be distributed to each Holder in the following order and priority:

(a) Preferred Holders. The Company shall make Distributions to the Preferred Holders in an amount equal to (i) the full amount of all Accrued Monthly Preferred Distributions, and (ii) the Capital Contributions made by each Preferred Holder. The Company shall not make any Distributions under Sections 5.4(b), 5.4(c) or 5.4(d) until the Company shall have distributed to the Preferred Holders an amount equal to the aggregate amount of Capital Contributions made by the Preferred Holders and any Accrued Monthly Preferred Distributions thereon.

(b) Class A Holders. If proceeds shall remain following the Distributions to the Preferred Holders set forth in Section 5.4(a), then the Company shall make Distributions to the Class A Holders, *pro rata*, based on the total number of issued and outstanding Class A Units, in an amount equal to (i) the full amount of all Accrued Monthly Class A Distributions, and (ii) the Capital Contributions made by the Class A Holder. The Company shall not make any Distributions under Sections 5.4(c) or 5.4(d) until the Company shall have distributed to the

Class A Holders an amount equal to the aggregate amount of Capital Contributions made by the Class A Holders and any Accrued Monthly Class A Distributions thereon.

(c) Class B Holders.

(i) If proceeds shall remain following the Distributions to the Preferred Holders set forth in Section 5.4(a), and to the Class A Holders set forth in Section 5.4(b), then the Company shall make Distributions to the Class B Holders in an amount equal to the aggregate Capital Contributions made by each Class B Holder on account of its Class B Units. If the remaining proceeds following the Distributions set forth in Sections 5.5(a) and 5.5(b) shall be insufficient to return all such Capital Contributions, the remaining proceeds shall be distributed to the Class B Holders, *pro rata*, based on the Capital Contributions of each such Class B Holder prior to such Distribution.

(ii) If the Company sells, transfers, assigns or otherwise disposes of its rights and obligations under the Management Agreements, then the Company shall distribute to the Class B Holders an amount equal to the proceeds of such sale, transfer, assignment or other disposition, multiplied by the Specified Percentage. If the sale, transfer, assignment or disposition of the Management Agreements shall be made together with the sale, transfer, assignment or other disposition of other assets of the Company, then the Board, in its reasonable discretion and good faith, shall determine the portion of the proceeds allocable to the sale, transfer, assignment or other disposition of the Management Agreements and distributable to the Class B Holders under this Section 5.4(c)(ii).

(d) Common Holders. If proceeds shall remain following the Distributions to the Preferred Holders set forth in Section 5.4(a), to the Class A Holders set forth in Section 5.4(b), and to the Class B Holders set forth in Section 5.4(c), then the Company shall make Distributions of such remaining amount to the Common Holders, *pro rata*, based on the number of Common Units issued and outstanding on such date.

Section 5.5 Allocation of Profits and Losses. For each Taxable Year of the Company, after adjusting each Holder's Capital Account for all Capital Contributions and Distributions during such Taxable Year and all special allocations pursuant to Section 5.6 with respect to such Taxable Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to Section 5.6) shall be allocated to the Holders' Capital Accounts in a manner such that, as of the end of such Taxable Year, the Capital Account of each Holder (which may be either a positive or negative balance) shall be equal to (a) the amount which would be distributed to such Holder, determined as if the Company were to liquidate all of its assets for the Book Value thereof and distribute the proceeds thereof pursuant to Section 11.2 hereof, minus (b) the sum of (i) such Holder's share of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d) and (g)(3)) and Holder Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(i)) and (ii) the amount, if any, which such Holder is obligated to contribute to the capital of the Company as of the last day of such Taxable Year.

Section 5.6 **Regulatory and Special Allocations**. Notwithstanding the provisions of Section 5.5:

(a) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Taxable Year, each Holder shall be specially allocated items of taxable income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Holder Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Holder Minimum Gain during any Taxable Year, each Holder that has a share of such Holder Minimum Gain shall be specially allocated items of taxable income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to that Holder's share of the net decrease in Holder Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Holder unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)*(d)(4), (5)* or *(6)*, items of taxable income and gain shall be specially allocated to such Holder in an amount and manner sufficient to eliminate the adjusted capital account deficit (determined according to Treasury Regulation Section 1.704-1(b)(2)(ii)*(d)*) created by such adjustments, allocations or Distributions as quickly as possible. This paragraph is intended to comply with the qualified income offset requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)*(d)* and shall be interpreted consistently therewith.

(d) Nonrecourse Deductions and Holder Nonrecourse Deductions. Nonrecourse Deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to the Holders in the same proportions that Profits for such Taxable Year are allocated to the Holders in accordance with the number of Units held by each such Holder. Holder Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i).

(e) Ordering Rules. Anything contained in this Agreement to the contrary notwithstanding, allocations for any Taxable Year or other period of Nonrecourse Deductions and Holder Nonrecourse Deductions pursuant to Section 5.6(d) and of items required to be allocated pursuant to the minimum gain chargeback requirements contained in Section 5.6(a) and Section 5.6(b), shall be made before any other allocations hereunder.

(f) Offsetting Allocations. If, and to the extent that, any Holder is deemed to recognize any item of income, gain, deduction or loss as a result of any transaction between such

Holder and the Company pursuant to Sections 1272 1274, 7872, 483, 482 or 83 of the Code or any similar provision now or hereafter in effect, and the Board determines that any corresponding Profit or Loss of the Holder who recognizes such item should be allocated to such Holder in order to reflect the Holders' Economic Interests in the Company, then the Board may so allocate such Profit or Loss.

(g) Reallocation. The allocations set forth in Sections 5.7(a) through 5.7(d) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Section 704 of the Code. The Regulatory Allocations may not be consistent with the manner in which the Holders intend to allocate Profit and Loss or make Company Distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Holders so as to eliminate the effect of the Regulatory Allocations and thereby to cause the respective Capital Accounts of the Holders to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Holders anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Holders so that the net amount of the Regulatory Allocations and such special allocations to each such Holder is zero. In addition, if in any Taxable Year or other period there is a decrease in Company Minimum Gain, or in Holder Nonrecourse Debt Minimum Gain, and application of the minimum gain chargeback requirements set forth in Sections 5.7(a) or 5.7(b) would cause a distortion in the economic arrangement among the Holders, the Holders may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.7 Tax Allocations.

(a) Except as provided in Sections 5.8(b) and 5.8(c), for federal, state and local income tax purposes, each item of income, gain, loss or deduction shall be allocated among the Holders in the same manner and in the same proportion that the corresponding book items have been allocated among the Holders' respective Capital Accounts.

(b) In accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Holders so as to take account of any variation between the adjusted basis of such asset for federal income tax purposes and its initial Book Value. Such allocations shall be made using any reasonable method specified in Treasury Regulations Section 1.704-3 as the Board determines. In the event the Book Value of any Company asset is adjusted pursuant to Section 4.5, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Such allocation shall be made based on any reasonable method specified in Treasury Regulations Section 1.704-3 as the Board determines.

(c) In the event that any other contribution, distribution or allocation made pursuant to this Agreement would (but for this Section 5.7(c)) cause a Holder to not ultimately receive cumulative distributions consistent with the amounts allocated to such Holder for federal and applicable state and local income tax purposes, the Company shall, to the extent possible and solely for federal and applicable state and local income tax purposes, allocate its future income, gains, losses, deductions, and credits among the Holders in a manner which shall result in the cumulative federal and applicable state and local income tax allocations to each Holder being as nearly consistent with the cumulative distributions to each Holder as possible, each item of income, gain, loss or deduction shall be allocated among the Holders in the same manner and in the same proportion that the corresponding book items have been allocated among the Holders' respective Capital Accounts.

(d) The Company will allocate solely to the Common Holders all deductions described in Section 3.4 of the Northstar Subco Operating Agreement.

Section 5.8 Section 754 Election. The Company shall elect, pursuant to Section 754 of the Code, to adjust the basis of Company property as permitted and provided in Sections 734 and 743 of the Code. Such election shall be effective solely for Federal (and, if applicable, state and local) income tax purposes and shall not result in any adjustment to the Book Value of any Company asset or to the Holder's Capital Accounts (except as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)*) or in the determination or allocation of Profit or Loss for purposes other than such tax purposes.

Section 5.9 Default Under the Repurchase Agreement. No Distributions may be made to any of the Holders pursuant to this Article V by the Company, if an Event of Default (as defined in the Repurchase Agreement) under the Repurchase Agreement shall have occurred and shall be continuing on the date set for such Distribution.

ARTICLE VI
MANAGEMENT POWER, RIGHTS AND DUTIES

Section 6.1 Management by the Board.

(a) Board. The business and affairs of the Company shall be managed under the direction of a board of managers (the "Board"). The Board shall consist of three (3) Persons (the "Board Members") or such greater or lesser number as the Board may determine from time to time. Board Members shall be elected by, and may be removed by, the affirmative vote of the Members holding a majority of the total voting power of the Members entitled to vote thereon. The initial Board Members shall be Cecil F. Fleming, Donald L. Kramer, M.D. and Kenneth J. Klein. At all times, a majority of the Board Members shall be United States residents. The Board shall appoint one of the Board Members as the Chairman of the Board. Board Members may be removed and, upon removal of a Board Member, replaced, only by the affirmative vote or written consent of the Holders of a majority of the total voting power of the Members entitled to vote thereon.

(b) General Powers. The Board shall exercise all powers of the Company. Decisions of the Board within its scope of authority shall be binding upon the Company and each

Holder. The Board shall have full, exclusive, and complete discretion, power, and authority, subject to any other provisions of this Agreement or by non-waivable provisions of applicable law, to manage, control, administer, and operate the business and affairs of the Company, and to make all decisions affecting such business and affairs, including, as described in Section 2.7 above.

(c) Term of Office. Board Members shall serve until their resignation, death or removal in accordance with Sections 6.1(e) below.

(d) Vacancies. Any vacancy on the Board shall be filled in accordance with Section 6.1(a) above.

(e) Resignation. A Board Member may resign as such by delivering his or her written resignation to the Company at the Company's principal office addressed to the Board. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(f) Compensation. A Board Member shall not be paid compensation by the Company for his, her or its services as such. The foregoing shall not be deemed to limit or restrict the payment of any reasonable compensation or remuneration to any Person in such Person's capacity as an Officer, employee, advisor or consultant to the Company or any agreement or arrangement with the Company which has been approved by the Board.

(g) Reimbursement. The Board Members shall be entitled to be reimbursed for reasonable out of pocket costs and expenses incurred in the course of their service hereunder, including attendance at Board, committee and Member meetings.

(h) Reliance by Third Parties. Any Person dealing with the Company, other than a Holder, may rely on the authority of the Board (or any Officer authorized by the Board) in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement. Every agreement, instrument or document executed by the Board (or any Officer authorized by the Board to execute such agreement, instrument or document) in the name of the Company with respect to any business or property of the Company shall be conclusive evidence in favor of any Person relying thereon or claiming thereunder that (i) at the time of the execution or delivery thereof this Agreement was in full force and effect, (ii) such agreement, instrument or document was duly executed according to this Agreement and is binding upon the Company, and (iii) the Board or such Officer was duly authorized and empowered to execute and deliver such agreement, instrument or document for and on behalf of the Company.

(i) Meetings of the Board; Actions. Meetings of the Board or any committee thereof shall be held at the principal place of business of the Company or at any other place that a majority of the Board Members shall determine. All meetings of the Board shall be held in the United States. At any meeting, any Board Member or such committee may participate by telephone or similar communication equipment, provided each Board Member or such committee can hear the others; provided, however, that a majority of the Board Members

attending the meeting shall be physically present at the meeting. Persons present by telephone shall be deemed to be present "in person" for purposes hereof. The presence of at least a majority of Board Members shall constitute a quorum for the transaction of business. The Board or such committee also may make decisions, without holding a meeting, by written consent of a majority of the Board Members or such committee required for such decision, with prior notice thereof to all other Board Members or such committee. Minutes of each meeting and a record of each decision shall be kept by a designee of the Board or such committee. Decisions of the Board shall require the approval of the holders of at least a majority of the aggregate number of votes to which all of the Board Members are entitled to vote. Only Board Members shall be entitled hereunder to attend meetings of the Board; provided, however, that a majority of the Board Members present at a meeting may approve the presence of any other Person for all or any portion of such meeting.

(j) Committees. The Board shall have the power and right (but not the obligation) to create and disband committees and to determine the duties, responsibilities, activities and composition thereof.

Section 6.2 Officers.

(a) Designation and Appointment. The Board may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Board), including employees, agents and other Persons (any of whom may be a Member) who may be designated as Officers of the Company, with titles including, but not limited to, "chairman," "chief executive officer," "president," "vice president," "treasurer," "secretary," "general manager," "director," "chief financial officer" and/or "chief operating officer," as and to the extent authorized by the Board. Any number of offices may be held by the same Person. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable. Officers need not be Members or residents of the State of Delaware. Any Officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them. The Board may assign titles to particular Officers. Each Officer shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Board.

The initial Officers of the Company shall be:

Chief Executive Officer	Donald L. Kramer
Chief Financial Officer and Secretary	Kenneth J. Klein
Vice President of Physician Services	Jason Fisher
Vice President of Business Development	Brad Kovnat
Vice President of Clinical Operations	Stephanie Victorian

(b) Resignation/Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any

Officer may be removed as such, either with or without cause at any time by the Board. Designation of an Officer shall not of itself create any contractual or employment rights.

(c) Duties of Officers Generally. The Officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its equity holders under the laws of the State of Delaware.

(d) Chairman. The Chairman shall act as chairman of all meetings of the Members at which he or she is present. Subject to the powers of the Board, the Chairman of the Company shall be in general and active charge of the entire Business and affairs of the Company, and shall be its chief policy-making Officer. In the absence of the Chairman, such duties shall be performed by the Chief Executive Officer. In the absence of the Chairman and the Chief Executive Officer, such duties shall be performed by the President or other Officer of the Company, as designated by the Board.

(e) Chief Executive Officer. The Chief Executive Officer shall direct, coordinate and control the Company's Business and activities and its operating expenses and capital expenditures, and shall have general authority to exercise all the powers necessary for the Chief Executive Officer of the Company, all in accordance with basic policies established by and subject to the control of the Board and the Chairman. In the absence of the Chief Executive Officer, his or her duties shall be performed and his or her authority may be exercised by President or other Officer of the Company, as designated by the Board.

(f) President. The President shall, subject to the powers of the Board and Chief Executive Officer, be the chief administrative officer of the Company and shall have general charge of the business, affairs and property of the Company, and control over its Officers (other than the Chairman or Chief Executive Officer), agents and employees. The President shall see that all orders and resolutions of the Board and the Chief Executive Officer are carried into effect. He or she shall be responsible for the employment of employees, agents and Officers (other than the Chairman and Chief Executive Officer) as may be required for the conduct of the Business and the attainment of the objectives of the Company. Except as otherwise set forth herein, he or she shall have authority to suspend or to remove any employee, agent or Officer (other than the Chairman and Chief Executive Officer) of the Company and, in the case of the suspension for Cause of any such Officer, to recommend to the Board what further action should be taken. In the absence of the President, his or her duties shall be performed and his or her authority may be exercised by the Chief Executive Officer. In the absence of the President and the Chief Executive Officer, the duties of the President shall be performed and his or her authority may be exercised by the most senior officer of the Company, as designated by the Board. The President shall have such other powers and perform such other duties as may be prescribed by the Board, the chairman or the Chief Executive Officer.

(g) Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and Units. The Chief Financial Officer shall have the custody of the funds and securities of the Company, and shall keep full and

accurate accounts of receipts and disbursements in books belonging to the Company, and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Chief Financial Officer shall have such other powers and perform such other duties as may from time to time be prescribed by the Board, the Chairman, the Chief Executive Officer or the President.

(h) Vice President(s). The Vice President(s) shall perform such duties and have such other powers as the Board, the Chairman, the Chief Executive Officer or the President may from time to time prescribe, and may have such further denominations as "Executive Vice President," "Senior Vice President," "Assistant Vice President" and the like.

(i) Secretary. The Secretary shall attend all meetings of the Members, and shall record all the proceedings of the meetings in a book to be kept for that purpose. The Secretary shall keep all documents described in Section 9.1 and such other documents as may be required under the Act. The Secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in this Agreement or from time to time by the Board, the Chairman or the Chief Executive Officer. The Secretary shall have the general duties, powers and responsibilities of a secretary of a corporation. If the Board chooses to appoint an assistant Secretary or assistant Secretaries, the assistant Secretaries, in the order of their seniority, in the absence, disability or inability to act of the Secretary, shall perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board, the Chairman, the Chief Executive Officer or the President from time to time prescribe.

(j) Other Officers. The Board shall have the power to create any additional officers and assign further titles to such additional officers, including without limitation "Chief Operating Officer," "Treasurer," "Assistant Treasurer" and the like.

Section 6.3 Limitation on Authority of Members. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section 6.3 supersedes any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Section 6.3 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

Section 6.4 Meetings of and Voting by Members.

(a) Voting Rights. Notwithstanding anything to the contrary herein, no Person shall be entitled to vote with respect to any Units unless such Person is a Member, the proxy of a Member or an authorized representative of a Member that is not a natural Person. No Member shall have the right to vote on any matter related to the Business and affairs of the Company unless such vote of the Members is required by this Agreement or by the Board. If a vote of the Members is required for any action to be taken by the Company, a meeting for the purpose of taking such vote shall be called by the Board.

(b) A meeting of the Members may be called at any time by the Board. Meetings of Members shall be held at the Company's principal place of business or at any other

place designated by the Board. Not less than three (3) nor more than thirty (30) days before each meeting, the Board shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding a majority of the total voting power of the Members entitled to vote shall constitute a quorum. A Member entitled to vote may vote either in person or by written proxy signed by the Member or by his, her or its duly authorized attorney in fact. Persons present by telephone shall be deemed to present "in person" for purposes hereof.

(c) Except as otherwise provided in this Agreement, the affirmative vote of Members holding greater than fifty percent (50%) of the total voting power of the Members shall be required to approve any matter coming before such Members. Subject to Section 6.4(a), each Common Unit shall entitle the Holder thereof to one vote on all matters to be voted on by the Members. The Common Members shall collectively exercise a percentage of the total voting power of the Members equal to one hundred percent (100%) minus the Specified Percentage (the "Common Voting Power"). The percentage of the total voting power exercised by any individual Common Member shall be equal to the Common Voting Power multiplied by a fraction, the numerator of which shall be the number of Common Units held by such Common Member and the denominator of which shall be the total number of Common Units then issued and outstanding. Subject to Section 6.4(a), each Class B Unit shall entitle the Holder thereof to one vote on all matters to be voted on by the Members. The Class B Members shall collectively exercise a percentage of the total voting power of the Members equal to the Specified Percentage. The percentage of the total voting power exercised by any individual Class B Member shall be equal to the Specified Percentage multiplied by a fraction, the numerator of which shall be the number of Class B Units held by such Class B Member, and the denominator of which shall be the total number of Class B Units then issued and outstanding.

(d) In lieu of holding a meeting, the Members entitled to vote may vote or otherwise take action by written consent signed by Members holding at least the percentage of the total voting power of the Members that would have been required to approve such action if it were submitted to a vote at a meeting of Members entitled to vote. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Members entitled to vote shall be given to those Members entitled to vote who have not consented in writing, which notice may be oral, telephonic, via electronic mail, via facsimile or otherwise, notwithstanding the provisions of Section 12.4. Except as otherwise provided in this Agreement, wherever the Act requires unanimous consent to approve or take any action, that consent of the Members may be given in writing.

Section 6.5 Power of Attorney.

(a) Grant of Power. Each Holder constitutes and appoints the Chairman, or in the absence of a Chairman, the Chief Executive Officer, as the Holder's true and lawful attorney in fact, and in the Holder's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) the Certificate of Formation, consistent with the terms of this Agreement;

(ii) all documents (including amendments to the Certificate of Formation) which the attorney in fact deems appropriate to reflect any written amendment, change or modification of this Agreement approved in accordance with Section 12.8 below;

(iii) upon the requisite approval, if any, required elsewhere in this Agreement, any and all other certificates or other instruments required to be filed by the Company under the laws of the State of Delaware or of any other state or jurisdiction, including, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Delaware or as a foreign limited liability company under the laws of any other state;

(iv) one or more applications to use an assumed name; and

(v) all documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation upon the requisite approval required elsewhere in this Agreement.

(b) Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Holder. It also shall survive the Transfer of a Unit, except that if the transferee is approved for admission as a Holder, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the attorney in fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Holder shall be bound by any representations made by the attorney in fact acting in good faith pursuant to this power of attorney, and each Holder hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the attorney in fact taken in good faith under this power of attorney.

Section 6.6 Bank Accounts. All funds of the Company and each of its Subsidiaries may be deposited and maintained in the Company's name in a bank account or accounts of one or more commercial banks, which may or may not bear interest, or may be invested as the Board, in its sole discretion, shall deem advisable. The Board shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the individuals who will have authority with respect to the accounts and the funds therein.

ARTICLE VII
EXCULPATION AND INDEMNIFICATION

Section 7.1 Performance of Duties; No Liability of Officers. No Holder shall have any duty to the Company or any Holder of the Company except as expressly set forth herein or in other written agreements. No Holder, Board Member or Officer of the Company shall be liable to the Company or to any Holder for any loss or damage sustained by the Company or to any Holder, unless the loss or damage shall have been the result of gross negligence, fraud or intentional misconduct by the Holder, Board Member or Officer in question or, in the case of a

Board Member or an Officer, breach of such Person's duties to the Company. In performing his or her duties, each such Person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions to Holders might properly be paid) of the following other Persons or groups: one or more Officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or the Board; or any other Person who has been selected with reasonable care by or on behalf of the Company, or the Board in each case as to matters which such relying Person reasonably believes to be within such other Person's competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Act. No Holder or Officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Holder, Board Member or Officer of the Company or any combination of the foregoing.

Section 7.2 Transactions Between the Company and the Holders. Notwithstanding that it may constitute a conflict of interest, the Holders, the Board Members, the Officers or their respective Affiliates may engage in any transaction (including, the purchase, sale, lease or exchange of any property or the rendering of any service or the establishment of any salary, other compensation or other terms of employment) with the Company so long as such transaction is approved by the Board in its sole discretion.

Section 7.3 Right to Indemnification. Subject to the limitations and conditions as provided in this Article VII, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that such Person, or a Person of which such Person is the legal representative, is or was a Member, Board Member or Officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, reasonable attorneys' and experts' fees) actually incurred by such Person in connection with such Proceeding, appeal, inquiry or investigation (each an "Indemnified Loss"), unless such Indemnified Loss shall have been the result of gross negligence, fraud or intentional misconduct by such Person, in which case such indemnification shall not cover such Indemnified Loss to the extent resulting from such gross negligence, fraud or intentional misconduct. Indemnification under this Article VII shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article VII shall be deemed contract rights, and no amendment, modification or repeal of this Article VII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal.

Section 7.4 **Advance Payment**. The right to indemnification conferred in this Article VII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person (other than an Officer of the Company or any of its Subsidiaries thereof in respect of claims by the Company or any of its Subsidiaries thereof against such Officer in such Officer's capacity as such) entitled to be indemnified under Section 7.3 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under this Article VII and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article VII or otherwise.

Section 7.5 **Indemnification of Employees and Agents**. The Company, at the direction of the Board, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 7.3 and 7.4.

Section 7.6 **Appearance as a Witness**. Notwithstanding any other provision of this Article VII, the Company may pay or reimburse reasonable out of pocket expenses incurred by an Officer, employee or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

Section 7.7 **Nonexclusivity of Rights**. The right to indemnification and the advancement and payment of expenses conferred in this Article VII shall not be exclusive of any other right that a Holder, a Board Member, Officer or other Person indemnified pursuant to this Article VII may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

Section 7.8 **Insurance**. The Company may obtain and maintain, at its expense, insurance to protect itself and any Member, Board Member, Officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VII.

Section 7.9 **Savings Clause**. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article VII as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation

to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated, and to the fullest extent permitted by applicable law.

Section 7.10 Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Holder, Board Member or Officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Holder, Board Member or Officer of the Company. Neither the Holders nor any Board Members shall be required to lend any funds to the Company. Each of the Holders shall only be liable to make payment of its respective Capital Contributions as and when due hereunder and other payments as expressly provided in this Agreement. If and to the extent a Holder's Capital Contribution shall be fully paid, such Holder shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to Holders, be required to make any further contributions. No Holder in his, her or its capacity as a Holder shall have any power to represent, act for, sign for or bind the Board or the Company, and the Holders hereby consent to the exercise by the Board and Officers of the Company of the powers conferred on them by law and this Agreement.

ARTICLE VIII
TAXES

Section 8.1 Tax Returns. The Board shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, and shall cause the Company to make any elections and filings it may deem appropriate and in the best interests of the Members. Each Holder shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed. The Company shall furnish all pertinent information to the Holders that is necessary to determine amounts includable on their tax returns with respect to the Company (including Schedule K-1) not later than 90 days after the end of the Taxable Year or any extension period granted by the relevant authority having jurisdiction over such matters.

Section 8.2 Tax Matters Partner. The "tax matters partner" shall be Northstar Holdco (the "Tax Matters Partner"), and such Tax Matters Partner shall also be the "notice partner" within the meaning of Section 6223 of the Code. The Tax Matters Partner is authorized to represent the Company before the Internal Revenue Service and any other governmental agency with jurisdiction, and to sign such consents and to enter into settlements and other agreements with such agencies as the Board deems necessary or advisable. Promptly following the written request of the Tax Matters Partner, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Tax Matters Partner for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Partner in connection with any administrative or judicial proceeding (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Holders in connection with the operations of the Company. The provisions of this Section 8.2 shall survive the termination of the Company or the termination of any Holder's interest in the Company and shall remain binding on the Holders for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the Federal income taxation of the Company or the Holders.

Section 8.3 Safe Harbor Election Under Section 83 of the Code.

(a) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Board shall designate the Person to be designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Person chosen by the Board constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the Notice. The Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each Safe Harbor Company Interest issued by the Company in a manner consistent with the requirements of the Notice.

(b) Any Member that fails to comply with requirements set forth in Section 8.3(a) shall indemnify and hold harmless the Company and each adversely affected Member from and against any and all losses, liabilities, taxes, damages, judgments, fines, costs, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection therewith (including, without limitation, costs and expenses of suits and proceedings, and reasonable fees and disbursements of counsel), in each case resulting from such Member's failure to comply with such requirements. The Board may offset Distributions or other payments to which a Person is otherwise entitled under this Agreement against such Person's obligation to indemnify the Company and any other Person under this Section 8.3(b) (and any amount so offset with respect to such Person's obligation to indemnify a Person other than the Company shall be paid over to such other Person by the Company). A Member's obligations to comply with the requirements of Section 8.3(a) and to indemnify the Company and any Member under this Section 8.3(b) shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 8.3, the Company shall be treated as continuing in existence. The Company and any Member may pursue and enforce all rights and remedies it may have against each Member under this Section 8.3(b), including (i) instituting a lawsuit to collect such indemnification and contribution, with interest calculated, from time to time, at a rate equal to the prime rate plus three percentage points per annum (but not in excess of the highest rate per annum permitted by law), compounded on the last day of each fiscal quarter and (ii) specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of Section 8.3(a).

(c) Each Member authorizes the Board to amend subsections (a) and (b) of Section 8.3 to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to such Member (as compared with the after-tax

consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

Section 8.4 Reserves. The Board may from time to time establish such reasonable cash reserves as it shall reasonably determine.

ARTICLE IX
COVENANTS OF THE COMPANY

Section 9.1 **Maintenance of Books**. The Company shall keep, or cause to be kept, complete and accurate books and records of accounts of the Company in accordance with United States generally accepted accounting principles and shall keep minutes of the proceedings of its Members and the Board. The books of the Company (other than books required to maintain Capital Accounts) shall be kept on the accrual method of accounting in accordance with United States generally accepted accounting principles, consistently applied. Each of the following shall be maintained at the principal business office of the Company: (i) a current list of the full name and last known business address of each Holder, setting forth the Capital Contribution each Holder contributed or has agreed to contribute, and the date on which each Holder became a Holder, (ii) a copy of this Agreement and all amendments hereto (and executed copies of all powers of attorney pursuant to which this Agreement or any amendment has been executed), (iii) a copy of the Certificate and all amendments thereto (and executed copies of all powers of attorney pursuant to which the Certificate or any amendment has been executed), (iv) copies of the Company's Federal, state and local income tax returns and reports, if any, for the three (3) most recent Taxable Years, (v) the financial statements of the Company for the three (3) most recent Taxable Years, and (vi) all other records required to be maintained pursuant to the Act.

Section 9.2 **Accounting Year**. The accounting year of the Company for tax and financial reporting purposes shall be the Taxable Year of the Company.

Section 9.3 **Financial Statements and Other Reports**. The Company will maintain, and cause each of its Subsidiaries to maintain, a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with United States generally accepted accounting principles.

ARTICLE X
TRANSFERS AND OTHER EVENTS

Section 10.1 **Transfer of Units**.

(a) Subject to any additional restrictions or provisions to the contrary contained in this Agreement and/or any other agreement between a Holder and the Company (including, without limitation, Section 10.1(b)), a Holder shall have the right to sell, assign, transfer, pledge or otherwise dispose of, whether voluntarily or involuntarily or by operation of law, all or any portion is its, his or her Units or any interest therein and whether directly or indirectly (including without limitation, through the direct or indirect transfer of equity or equity-like interests in any entity directly or indirectly holding Units or any interest therein) (each a "Transfer") in the Company to any Person (an "Assignee") only upon (i) the prior written consent

of the Board, or (ii) to such Holder's Affiliates or Subsidiaries, or such Holder's spouse, any of such Holder's lawful issue or any trust, partnership, corporation or other entity exclusively for the benefit of such Holder, Holder's spouse or the lawful issue of the Holder (in either case, a "Permitted Transfer"). Such Permitted Transfer shall be effective upon receipt by the Board of written notice of such Permitted Transfer or on such later date specified in the written notice of such Permitted Transfer. Such written notice shall include, among other things, the terms of the Permitted Transfer and the name and address of the Assignee.

(b) Notwithstanding the provisions of Section 10.1(a), Healthcare Ventures, Ltd. may Transfer any Class B Units held by it if such Transfer involves one hundred percent (100%) of the Class B Units held by Healthcare Ventures, Ltd. and if Healthcare Ventures, Ltd. provides to Northstar Holdco and its Affiliates a right of first refusal on such Class B Units. At least thirty (30) days prior to any such Transfer, Healthcare Ventures, Ltd. shall deliver a written notice (the "Offer Notice") to Northstar Holdco and the Company. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee, the number of Class B Units to be transferred (the "Available Units") and the terms and conditions of the proposed Transfer. Northstar Holdco shall be entitled to purchase all or a portion of the Available Units upon the terms and conditions set forth in the Offer Notice by delivering a written notice (the "Purchase Notice") of such election to Healthcare Ventures, Ltd. and the Company within thirty (30) days of its receipt of the Offer Notice (the "Election Period"). To the extent that Northstar Holdco and its Affiliates do not elect to purchase all of the Available Units, Healthcare Ventures, Ltd. may Transfer the remaining Available Units specified in the Offer Notice at a price and on terms no more favorable to the transferee than specified in the Offer Notice, subject to the terms and conditions in this Agreement. Such Transfer must be completed within thirty (30) days after the expiration of the Election Period, and, if not so Transferred, the Available Units not purchased by Northstar Holdco or its Affiliates shall again be subject to the provisions of this Section 10.1(b). If Northstar Holdco elects to purchase any Available Units hereunder, the Transfer of such Available Units shall be consummated as soon as practicable after its delivery of the Purchase Notice, but in any event within thirty (30) days after the expiration of the Election Period.

(c) Northstar Healthcare may not Transfer any Class A Units held by it unless (i) Northstar Healthcare first receives written consent to such Transfer from Northstar Holdco, and (ii) the transferee agrees in writing to be bound by the provisions of the Repurchase Agreement. The Company shall not register any Transfer of Class A Units held by Northstar Healthcare on the Unit Register set forth as Schedule A hereto unless Northstar Healthcare presents to the Company a copy of Northstar Holdco's written consent and the transferee's agreement to be bound by the provisions of the Repurchase Agreement, prior to the effective date of such Transfer. Notwithstanding the foregoing, the written consent of Northstar Holdco shall not be necessary for any Transfer by Northstar Healthcare on or after the occurrence of an Event of Default (as defined in the Repurchase Agreement) under the Repurchase Agreement.

Section 10.2 Assignments Generally; Substituted Member.

(a) Permitted Transfers. A Transfer, including a Permitted Transfer, to any Person other than the Company shall be valid hereunder only if:

(i) the transferring Holder (the "Assignor") and the Assignee each execute and deliver to the Company such documents and instruments of conveyance as may be requested by the Board to effect such Transfer and to confirm the agreement of the Assignee to be bound by the provisions of this Agreement;

(ii) the Assignor and Assignee provide to the Board the Assignee's taxpayer identification number and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any Distribution otherwise provided for in this Agreement with respect to any interest Transferred until the Board has received such information;

(iii) the Assignor furnishes to the Company (unless waived by the Board) an opinion of counsel, which counsel and opinion shall be reasonably satisfactory to the Board, that (A) the Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940, as amended, (B) the Transfer will not cause the Company to be taxed as a corporation pursuant to Section 7704 of the Code, and (C) either the Units Transferred have been registered under the Securities Act and any applicable state securities laws or the Transfer is exempt from all applicable registration requirements and will not violate any applicable laws regulating the transfer of securities;

(iv) the Assignor furnishes to the Company the certificate issued by the Company evidencing the Units being Transferred (or such affidavits and indemnities as may be required by the Board in its sole discretion in the absence of such certificate) and all information reasonably required by the Board to issue a replacement certificate to the Assignee; and

(v) in all cases, the Company shall be reimbursed by the Assignor and/or Assignee for all costs and expenses that the Company reasonably incurs in connection with the Transfer.

(b) Rights and Obligations of Assignees and Assignors.

(i) A Transfer by a Holder or other Person shall not itself dissolve the Company or entitle the Assignee to become a Member. Upon the effective date of a Transfer of all of any Holder's Units, such Holder shall have no further rights under this Agreement, and the Company shall remove such Holder from Schedule A.

(ii) A Transfer by a Member shall eliminate the Member's power and right to vote (in proportion to the extent of the Units Transferred) on any matter submitted to the Members for a vote, and, for voting purposes, such Units shall not be counted as outstanding in proportion to the extent of the Units Transferred. If the Transfer is of less than all of the Assignor's Units, the Transfer shall not otherwise eliminate the Member's entitlement to any rights associated with the Member's remaining

interest, including, rights to information, and shall not cause the Member to be released from any liability to the Company solely as a result of the Transfer.

(iii) An Assignee that is not admitted as a Member pursuant to Section 10.2(c) shall be entitled only to the Economic Interest with respect to the Units held thereby and shall have no other rights (including, rights to any information or accounting of the affairs of the Company or to inspect the books or records of the Company) with respect to the interest Transferred. The Assignee shall nevertheless be subject to all of the obligations applicable to a Holder of Units under this Agreement. If the Assignee becomes a Member, the voting and other rights associated with the interest held by the Assignee shall be restored and be held by the Member along with all other rights with respect to the interest Transferred. The Assignee shall have no liability as a Member solely as a result of the Transfer.

(c) Admission of Assignee as Member. Subject to the other provisions of this Article X, an Assignee who is not already a Member may be admitted to the Company as a Member only upon (i) the prior written consent of the Board (which consent may be given or withheld at the Board's sole and absolute discretion) and (ii) satisfaction of all of the following conditions, upon which consent and satisfaction the Assignee shall have, to the extent assigned, the rights and powers, and be subject to the restrictions and liabilities, of a Member under the Act and this Agreement, shall be liable for any obligations of the Assignor to make future capital contributions but shall not be obligated for other liabilities reasonably unknown to the Assignee at the time the Assignee becomes a Member:

(i) The Assignee becomes a party to this Agreement as a Member by executing a counterpart signature page to this Agreement and executing such documents and instruments as the Board may reasonably request as necessary or appropriate to confirm such Assignee as a Member in the Company and such Assignee's agreement to be bound by the terms and conditions of this Agreement;

(ii) The Assignee pays or reimburses the Company for all reasonable legal, filing and publication costs that the Company incurs in connection with the admission of the Assignee as a Member; and

(iii) If the Assignee is not a natural Person of legal majority, the Assignee provides the Company with evidence reasonably satisfactory to the Board of the authority of the Assignee to become a Member and to be bound by the terms and conditions of this Agreement.

(d) Effect of Admission of Member on Assignor and Company. Notwithstanding the admission of an Assignee as a Member, the Assignor shall not be released from any obligations to the Company existing as of the date of the Transfer (other than obligations of the Assignor to make future Capital Contributions), but such admission shall cause an Assignor that is a Member to cease to be a Member with respect to the Units transferred when the Assignee becomes a Member. In any such case, the admission of the Assignee as a Member shall constitute the requisite consent of the Members to continue the Business of the Company

notwithstanding that such admission will cause the termination of the membership of the Assignor with respect to the interest Transferred.

(e) Distributions and Allocations Regarding Transferred Units. Upon any Transfer during any Taxable Year of the Company made in compliance with the provisions of this Article X, Profits, Losses, each item thereof and all other items attributable to such interest for such Taxable Year shall be divided and allocated between the Assignor and the Assignee by taking into account their varying interests during such Taxable Year, using any conventions permitted by law and selected by the Board. All Distributions on or before the date of such Transfer shall be made to the Assignor and all Distributions thereafter shall be made to the Assignee. Solely for purposes of making such allocations and Distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, that if the Company is given notice of a Transfer at least ten (10) business days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer, and provided, further, that if the Company does not receive a notice stating the date such interest was Transferred and such other information as the Board may reasonably require within thirty (30) days after the end of the Taxable Year during which the Transfer occurs, then all such items shall be allocated, and all Distributions shall be made, to the Holder that, according to the books and records of the Company, was the owner of the interest on the last day of the Taxable Year during which the Transfer occurs. Neither the Company nor the Board shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section 10.2(e), whether or not the Company or the Board has knowledge of any Transfer of any interest.

Section 10.3 Required Amendments; Continuation. If and to the extent any Assignee is admitted as a Member pursuant to Section 10.2, the Unit Register, set forth as Schedule A hereto, shall be amended to admit such Assignee as a Member and to reflect the elimination of the Assignor (or the reduction of such Member's Units) and (if and to the extent then required by the Act) an amendment to the Certificate reflecting such admission and elimination (or reduction) shall be filed in accordance with the Act. The admission of any substitute Member pursuant to this Article X shall be deemed effective on the effective date of the amendment to Schedule A to this Agreement.

Section 10.4 Resignation. No Member shall have the right to resign or withdraw as a Member without the prior written consent of the Board, which may be given or withheld in its sole and absolute discretion. Any Member that resigns without the consent of the Board in contravention of this Section 10.4 shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the resignation of such Member, and such Member shall be entitled to receive the Fair Market Value of his, her or its Units as of the date of his, her or its resignation (or, if less, the Distributions payable as to his, her or its Units pursuant to Section 5.4 as of the date of the occurrence of a liquidation or other winding up of the Company), as conclusively determined by the Board, only promptly following the occurrence of a liquidation or other winding up of the Company.

Section 10.5 Tag-Along and Drag-Along Rights.

(a) Tag-Along Rights. If any of the Common Holders or Class A Holders obtains from a Person with whom such Holder is dealing at arm's length (a "Third Party") a bona fide offer to purchase, directly or indirectly, more than twenty percent (20%) of the total number of Common Units or Class A Units then issued and outstanding pursuant to an agreement entered into with Northstar Healthcare or Northstar Holdco, as the case may be, and the Common Holder or Class A Holder is willing and able to accept such offer, or, in the case of an indirect purchase pursuant to a non-exempt take-over bid for Northstar Healthcare in respect of which Northstar Healthcare proposes to enter into a support agreement with such Person (each, a "Third Party Offer"), then it shall be a condition of any acceptance of the Third Party Offer or the support agreement, as applicable, that the Common Holder or Class A Holder, as the case may be, shall also obtain from the Third Party a bona fide offer (the "Tag Along Offer") addressed to the Class B Holders to purchase that number of Class B Units which bears the same proportion to the total number of issued and outstanding Class B Units as the number of Common Units or Class A Units offered to be purchased pursuant to the Third Party Offer bears to the total number of issued and outstanding Class A Units or Common Units, as the case may be. The Holder receiving the Third Party Offer shall give written notice to each Class B Holder, not less than twenty (20) calendar days prior to consummating the transactions contemplated by the Third Party Offer, providing a summary of the terms and conditions of the Third Party Offer, advising the Class B Holders of the Tag Along Offer and stating the price that shall be paid to Class B Holders in respect of any Class B Units sold pursuant to this Section 10.5(a), as determined by the Board. The Tag-Along Offer shall contain general terms and conditions (other than price) comparable to the general terms and conditions (other than price) set forth in the Third Party Offer, except that the obligations of the Third Party under the Tag Along Offer may be conditioned upon the consummation of the transactions contemplated in the Third Party Offer. The Tag Along Offer shall be irrevocable and shall be open for acceptance by the Class B Holders for ten (10) Business Days after the date on which the Tag Along Offer is delivered to the Class B Holders. The price to be paid to the Class B Holders in respect of the Class B Units to be sold pursuant to this Section 10.5(a) shall be based upon and shall fairly reflect the rights of the Class B Units in relation to the rights of the Common Units or Class A Units, as the case may be, including the rights to Distributions and the priorities thereon. Such price shall be conclusively determined by the Board in its reasonable discretion and good faith, and the Common Holders, Class A Holders, Class B Holders and Third Party shall be bound thereby. For the purposes of this Section 10.5(a), an offer to purchase shares of common stock of Northstar Healthcare or Northstar Holdco shall be deemed an indirect offer to purchase Class A Units or Common Units, as the case may be.

(b) Drag-Along Rights. In connection with the sale by the Common Holders or Class A Holders, or an indirect sale (pursuant to an agreement to which Northstar Healthcare is party), of more than ten percent (10%) of the total issued and outstanding Common Units or Class A Units of the Company to a Third Party (each, a "Third Party Sale"), the Common Holders, Class A Holders or Northstar Healthcare, as the case may be, shall have the right to require the Class B Holders to sell, to the Third Party, that number of Class B Units which bears the same proportion to the total number of issued and outstanding Class B Units as the number of Common Units or Class A Units being sold pursuant to the Third Party Sale bears to the total number of issued and outstanding Common Units or Class A Units, as the case may be. The Holder making the Third Party Sale shall give written notice to each Class B Holder not less than twenty (20) calendar days prior to consummating the Third Party Sale, providing a summary of

the terms and conditions of the Third Party Sale, advising the Class B Holders of its election to exercise its Drag-Along Rights pursuant to this Section 10.5(b), and stating the price to be paid to the Class B Holders in respect of the Class B Units required to be sold pursuant to this Section 10.5(b), as determined by the Board. The sale of Class B Units pursuant to this Section 10.5(b) shall be on general terms and conditions (other than price) comparable to the general terms and conditions (other than price) of the Third Party Sale, except that the obligation of the Third Party to purchase Class B Units may be conditioned upon the consummation of the Third Party Sale. The price to be paid to the Class B Holders in respect of the Class B Units to be sold pursuant to this Section 10.5(b) shall be based upon and shall fairly reflect the rights of the Class B Units in relation to the rights of the Common Units or Class A Units, as the case may be, including the rights to Distributions and the priorities thereon. Such price shall be conclusively determined by the Board in its reasonable discretion and good faith, and the Common Holders, Class A Holders, Class B Holders and Third Party shall be bound thereby. For the purposes of this Section 10.5(b), the sale of shares of common stock of Northstar Healthcare or Northstar Holdco shall be deemed an indirect sale of Class A Units or Common Units, as the case may be.

Section 10.6 Redemption of All Issued and Outstanding Class B Units. The Company shall redeem for cancellation all Class B Units then issued and outstanding upon the redemption of all the then issued and outstanding Northstar Subco Class B Units by Northstar Subco pursuant to either the Redemption Right set forth in Section 10.7 of the Northstar Subco Operating Agreement (the "Subco Negotiation Right") or the Enhancement Date Redemption Right set forth in Section 10.8 of the Northstar Subco Operating Agreement (the "Subco Enhancement Date Redemption Right"). The price that will be paid to each Class B Holder for each then issued and outstanding Class B Unit shall equal to One One-Hundredth of One Dollar ($0.01) (the "Redemption Purchase Price"). The Redemption Purchase Price shall be payable to each Class B Holder in cash on the date specified for Northstar Subco's redemption of the Northstar Subco Class B Units pursuant to either the Subco Negotiation Right or the Subco Enhancement Date Redemption Right (the "Redemption Date"); provided, however, that the Company shall only pay the Redemption Purchase Price to a Class B Holder if such Class B Holder has delivered to the Company for cancellation (indorsed on the reverse side or on a separate document) certificates evidencing the issued and outstanding Class B Units held by such Class B Holder. Notwithstanding any Class B Holder's failure to deliver any such certificates to the Company for cancellation pursuant to this Section 10.6, no Class B Holder shall have any rights under this Agreement in respect of any Class B Units after the Redemption Date, other than the right to receive the Redemption Purchase Price in exchange therefor. Upon the Company's payment of the Redemption Purchase Price and the cancellation of the certificates representing the Class B Units, the Company shall amend Schedule A and the Unit Register to reflect the Company's redemption and cancellation of such Class B Units.

Section 10.7 Change in Business Form. The Board may convert the Company into another form of legal entity (including a corporation) at any time, and in which event all or a portion of the Units may either be combined into a single class or type of equity and/or the rights and preferences of all or a portion of the classes or types of equity may be preserved as nearly as possible under such new structure, in each case provided that unless Members holding a majority of each adversely affected type or class of equity approve otherwise, the Fair Market Value of each type or class of equity interest as of immediately following such change received by each Holder shall be no less than the Fair Market Value of the equity interest exchanged therefor as of

immediately prior to such change (ignoring, for purposes hereof, any change in value resulting from a change in the tax status of the Company). Each Holder shall take and shall cause its Affiliates to take all action reasonably requested by the Board to effectuate any such restructuring and each Holder shall not take and shall cause its Affiliates not to take any actions that could delay, hinder or otherwise impede any such restructuring.

Section 10.8 **Change in Structure**. The Board may change the manner in which Membership Interests and other Units in the Company are denominated (e.g. as percentage interests, units of a class or otherwise), and may create one or more new classes or types of equity and cause or permit all or certain of the Holders to exchange or convert their Units into such new classes or types; in each case, provided, that unless Members holding a majority of each adversely affected type or class of equity approve otherwise, the Fair Market Value of each type or class of equity interest and the rights, preferences and privileges thereof (including rights to Distributions) as of immediately following such change received by each Holder thereof shall be no less than the Fair Market Value of the equity interest exchanged therefor as of immediately prior to such change. Each Holder shall take and shall cause its Affiliates to take all action reasonably requested by the Board to effectuate any such redenomination, exchange or conversion and each Holder shall not take and shall cause its Affiliates not to take any actions that could delay, hinder or otherwise impede any such redenomination, exchange or conversion.

Section 10.9 **No Appraisal Rights**. To the extent the Holders are required to sell Units of the Company pursuant to any provision of this Agreement, the Holders required to sell their Units shall be deemed to have voted for such sale, and waived any appraisal rights (or similar rights) that may be available to such Holders pursuant to the Act. No Holder shall be entitled to any appraisal rights with respect to such Holder's Units, whether individually or as part of any class or group of Holders, in the event of a merger, a consolidation, a sale of the Holder's Units pursuant to any provision in the Agreement, a sale of all or substantially all of the Company's assets, or any other similar transaction involving the Company or its securities.

Section 10.10 **Void Assignment**. Any Transfer by any Holder in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a Holder.

Section 10.11 **Registration of Unit Issuance and Transfer; Issuance of Certificate(s)**.

(a) The Company shall maintain in physical form the Unit Register, set forth as Schedule A hereto, for the purpose of evidencing the issuance and Transfer of Units. No issuance or Transfer of Units shall be effective until such issuance or Transfer is registered on Schedule A in the manner provided in subsections (b) and (c) of this Section 10.11.

(b) In respect of each issuance of Units (whether by original issuance or upon a Transfer), Schedule A shall be inscribed to show the name of the Holder, the date of issue, the type and number Units issued, the identifying number(s) and dates of the certificate(s) issued to represent the ownership of the issued Units, and such other information as may be relevant to record in connection with such issuance.

(c) In respect of each Transfer, Schedule A shall be inscribed to show the name of the transferor, the name of the transferee, the date of the Transfer, the type and number of Units being transferred, the dates and the identifying number(s) of the certificate(s) representing the Units subject to the Transfer in whole or in part, and such other information as may be relevant to record in connection with such Transfer.

(d) Upon registration of an original issuance of Units, the Company shall issue and deliver to the Holder of such Units a certificate representing such Units as provided in Section 3.6 of this Agreement.

(e) Upon the Transfer in accordance with Article X of this Agreement of any or all of a Holder's Units, the transferor shall deliver the certificates evidencing such Units to the Company for cancellation (indorsed on the reverse side or on a separate document) and, upon the Company's registering the Transfer and the inscription of the transferred Units in the name of the Transferee on Schedule A, the Company in accordance with Section 3.6 of this Agreement shall issue and deliver one or more certificates to the transferee for such Units being transferred and, if applicable, cause to be issued to the transferor one or more certificates in accordance with Section 3.6 of this Agreement representing Units that were represented by a canceled certificate and that are not being transferred; provided, however, that the Company shall have no duty to register the Transfer unless the requirements of Section 8-401 of Article 8 are satisfied.

ARTICLE XI
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 11.1 Dissolution. The Company shall be dissolved and its affairs shall be wound up on the first to occur of the following:

(a) a determination of the Board; and

(b) the entry of a decree of judicial dissolution of the Company pursuant to the Act.

The death, retirement, resignation, expulsion, incapacity, bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 11.2 Liquidation and Termination. On dissolution of the Company, the Board shall act as liquidator or may appoint one or more Members as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final Distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final Distribution, the Board shall continue to operate the Company's properties with all of the power and authority of the Board. The steps to be accomplished by the Board are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator(s) shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the

calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(b) The Board shall cause the notice described in the Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder.

(c) The Board shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine).

(d) The balance, if any, of the Company's remaining assets shall be distributed to the Holders in accordance with Article V; provided, that it is the Members' intent that, after giving effect to all allocations of Profit or Loss for the current and all prior Taxable Years of the Company under Section 5.5, Holders' positive Capital Account balances shall be in proportion to the amounts to be distributed pursuant to this Section 11.2(d). In furtherance thereof, notwithstanding the provisions of Section 5.5, items of income, gain, deduction and loss for the final Taxable Year of the Company shall be allocated to the Holders' Capital Accounts in such a manner that the Holders' positive Capital Account balances shall be, to the nearest extent possible, immediately prior to the Distribution pursuant to this Section 11.2(d), in such proportion. Distributions pursuant to this Section 11.2(d) shall be made by the end of the Taxable Year of the Company during which the liquidation occurs (or, if later, 90 days after the date of the liquidation).

The Board shall cause only cash, evidences of indebtedness and other securities to be distributed in any liquidation. The Distribution of cash and/or property to a Member in accordance with the provisions of this Section 11.2 constitutes a complete return to such Member of its Capital Contributions and a complete Distribution to the Member of its interest in the Company and all the Company's property and constitutes a compromise to which all Holders have consented within the meaning of the Act. The Distribution of cash and/or property to a Holder who is not a Member in accordance with the provisions of this Section 11.2 constitutes a complete Distribution to such Holder of its interest in the Company and all the Company's property and constitutes a compromise to which all Holders have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 11.3 **Deemed Distribution and Recontribution**. Notwithstanding any other provision of this Article XI, in the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), the Company's assets shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, the Company shall be deemed to have contributed its assets to a newly created limited liability company in exchange for such company's assumption of the Company's liabilities and equity interests in such new company. Immediately thereafter, the Company shall be deemed to have distributed the new limited liability company equity interests to the Holders in accordance with their Capital Accounts.

Section 11.4 **Deficit Capital Accounts**. Notwithstanding any custom or rule of law to the contrary, to the extent that any Member has a deficit Capital Account balance, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

Section 11.5 **Cancellation of Certificate**. On completion of the distribution of Company assets as provided herein, the Company is terminated, and shall file a certificate of cancellation with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to Section 2.1 and take such other actions as may be necessary to terminate the Company.

ARTICLE XII
GENERAL/MISCELLANEOUS PROVISIONS

Section 12.1 **Offset**. Whenever the Company is to pay any sum to any Holder, any amounts that such Holder owes to the Company may be deducted from that sum before payment; provided that the full amount that would otherwise be distributed shall be debited from the Holder's Capital Account pursuant to Section 4.1.

Section 12.2 **Waiver of Certain Rights**. Each Holder irrevocably waives any right it may have to demand any Distributions or withdrawal of property from the Company or to maintain any action for dissolution of the Company or for partition of the property of the Company.

Section 12.3 **Indemnification and Reimbursement for Payments on Behalf of a Holder**. If the Company is obligated to pay any amount to a governmental agency (or otherwise makes a payment) because of a Holder's status or otherwise specifically attributable to a Holder (including federal, state or local withholding taxes imposed with respect to any issuance of Units or other interests to a Holder or any payments to a Holder, federal withholding taxes with respect to foreign Persons, state personal property taxes, state personal property replacement taxes, state unincorporated business taxes, etc.), then such Holder (the "Indemnifying Holder") shall indemnify the Company in full for the entire amount paid (including any interest, penalties and expenses associated with such payments). At the option of the Board, either:

(a) promptly upon notification of an obligation to indemnify the Company, the Indemnifying Holder shall make a cash payment to the Company equal to the full amount to be indemnified (provided that the amount paid shall not be treated as a Capital Contribution), or

(b) the Company shall reduce Distributions that would otherwise be made to the Indemnifying Holder, until the Company has recovered the amount to be paid by the Indemnifying Holder under this Section 12.3 (provided that the amount of such reduction shall be deemed to have been distributed for all purposes of this Agreement).

An Indemnifying Holder's obligation to make contributions to the Company under this Section 12.3 shall survive the termination, dissolution, liquidation and winding up of the Company and, for purposes of this Section 12.3, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Indemnifying

Holder under this Section 12.3, including instituting a lawsuit to collect such contribution with interest calculated at the prime rate as published in the *Wall Street Journal* from time to time plus five percentage points per annum (but not in excess of the highest rate per annum permitted by law).

Section 12.4 **Notices**. Except as expressly set forth to the contrary in this Agreement, all notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement must be in writing and shall be deemed delivered: (i) upon delivery if delivered in person; (ii) three (3) business days after deposit in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested; (iii) upon transmission if sent via telecopier, or electronic mail, with a confirmation copy sent via overnight mail, provided that confirmation of such overnight delivery is received; or (iv) one (1) business day after deposit with a national overnight courier provided that confirmation of such overnight delivery is received. All notices, requests and consents to be sent to a Holder must be sent to or made at the address (or facsimile number) given for that Holder on Schedule A, or such other address (or facsimile number) as that Holder may specify by notice to the Company and to the other Holders. Any notice, request or consent to the Company or the Board must be given to the Board at the Company's principal executive offices, with a copy to Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Canada; attention: Stephen Pincus; facsimile: (416) 979-1234. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 12.5 **Public Announcements**. No Holder shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the Board, unless such party has been advised by counsel in writing that such disclosure is required by applicable law. To the extent reasonably feasible, any press release or other announcement or notice regarding the transactions contemplated by this Agreement shall be made by the Board or any other party designated by the Board.

Section 12.6 **Entire Agreement**. This Agreement and all other written agreements among the Company, the Holders and their respective Affiliates and Subsidiaries, relating to the Company, constitute the entire agreement among the Company and the Holders relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written, except as may be contained in written agreements governing the provision of services and/or equity participation of any Person.

Section 12.7 **Effect of Waiver or Consent**. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person hereunder or with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default hereunder or with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute of limitations period has run.

Section 12.8 Amendment or Modification. This Agreement and any provision hereof may be amended or modified from time to time only by a written instrument adopted by the Board; provided, however, that (a) except as otherwise expressly provided herein, an amendment or modification (i) reducing a Holder's Units or other interest in Distributions in a manner which is disproportionately adverse to such Holder relative to the rights of other Holders in respect of Units of the same class or type, (ii) increasing a Holder's Capital Contribution, (iii) increasing any other obligation of a Holder to the Company in respect of any Units in a manner which is disproportionately adverse to such Holder relative to such obligations of other Holders in respect of Units of the same class or type, or (iv) compelling the Company's redemption, repurchase or exchange of a Holder's Units, or otherwise compelling a Holder to Transfer its Units, shall in each case be effective only with that Holder's consent and (b) an amendment or modification reducing the required interest for any consent or vote in this Agreement shall be effective only with the consent or vote of Members having the interest theretofore required.

Section 12.9 Severability. Should any provision of this Agreement be held to be enforceable only if modified, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon each Member with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The Members further agree that any court or arbitrator is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the Members as embodied herein to the maximum extent permitted by law. The Members expressly agree that this Agreement as so modified shall be binding upon and enforceable against each of them. If one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been set forth herein.

Section 12.10 Successors and Assigns. Except as otherwise provided herein, this Agreement is binding on and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, administrators, executors, successors and permitted assigns.

Section 12.11 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

Section 12.12 Notice to Members of Provisions. By executing this Agreement, each Member acknowledges that it has actual notice of (a) all of the provisions hereof (including the restrictions on transfer set forth in Article X) and (b) all of the provisions of the Certificate.

Section 12.13 Remedies. The Company and the Members shall be entitled to enforce their rights under this Agreement, specifically (a) to recover damages by reason of any breach of any provision of this Agreement (including costs of enforcement) and (b) to exercise any and all

other rights at law or at equity existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement (and thus waive as defense that there is an adequate remedy at law), and that the Company or any Member may in his, her or its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation or threatened violation of the provisions of this Agreement.

Section 12.14 **Third Parties**. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or entity, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 12.15 **GOVERNING LAW**. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE EXCLUDING ANY CHOICE OR CONFLICT OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any provision of the Certificate or any mandatory provision of the Act, the applicable provision of the Certificate or the Act shall control. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

Section 12.16 **Counterparts**. This Agreement may be executed in multiple counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument. The parties hereto confirm that any facsimile copy of an executed counterpart of this Agreement (or its signature pages) will be deemed to be an executed original thereof.

Section 12.17 **Consent to Jurisdiction.** Each Member irrevocably submits to the non exclusive jurisdiction of the United States District Court for the District of Delaware and the state courts of the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each Member further agrees that service of any process, summons, notice or document by U.S. certified or registered mail to such Member's respective address set forth on Schedule A (or such other address as that Member may specify by notice pursuant to Section 12.4 to the Company and to the other Members) shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Member irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the District of Delaware or the state courts of the State of Delaware, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

Section 12.18 **Descriptive Headings**. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement.

Section 12.19 **Expenses**. The Company shall pay or reimburse all out of pocket fees, costs and expenses incurred by Northstar Healthcare Inc. in connection with the negotiation and execution of this Agreement and other agreements relating to financing and initial operation of the Company.

Section 12.20 **Time of the Essence; Computation of Time**. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular business day.

Section 12.21 **No Strict Construction**. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company and the Members have executed this Agreement as of the date first set forth above.

INITIAL MEMBERS:

NORTHSTAR HEALTHCARE INC.

By: *"Donald L. Kramer"*
Name: Donald L. Kramer, M.D.
Title: Chief Executive Officer

NORTHSTAR HEALTHCARE HOLDINGS, INC.

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer"*
Name: Donald L. Kramer, M.D.
Title: President

HEALTHCARE VENTURES, LTD.
by: HEALTHCARE VENTURES MANAGEMENT CORP., its sole General Partner

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer"*
Name: Donald L. Kramer, M.D.
Title: President

COMPANY:

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer"*
Name: Donald L. Kramer, M.D.
Title: President

SCHEDULE A

UNIT REGISTER

Preferred Holders

Name and Address	No. Units	Capital Contribution	Member or Economic Owner	Certificate No.
Northstar Healthcare Holdings, Inc. __________ __________ Facsimile: ________	11,100	$11,100,000.00	Member	1

Class A Holders

Name and Address	No. Units	Capital Contribution	Member or Economic Owner	Certificate No.
Northstar Holdings, Inc. __________ __________ Facsimile: ________	97,032	$97,032,000.00	Member	1
Northstar Healthcare Inc. __________ __________ Facsimile: ________	97,032	Certificate No. 1 Transferred on May 17, 2007[(1)]	Member	2[(2)]

Class B Holders

Name and Address	No. Units	Capital Contribution	Member or Economic Owner	Certificate No.
Healthcare Ventures, Ltd.[(3)] __________ __________ Facsimile: ________	12,500	$1,000.00	Member	1

Common Holders

Name and Address	No. Units	Capital Contribution	Member or Economic Owner	Certificate No.
Northstar Healthcare Holdings, Inc. __________ __________ Facsimile: ________	12,734	$12,733,826.32	Member	1

(1) Transferor: Northstar Healthcare Holdings, Inc.
Transferee: Northstar Healthcare Inc.

(2) Issued on May 17, 2007.

(3) On May 17, 2007, Healthcare Ventures, Ltd. exchanged all of the then issued and outstanding capital of the Company for twelve thousand five hundred (12,500) Class B Units and one (1) Common Unit. The Company repurchased the one (1) Common Unit owned by Healthcare Ventures, Ltd. for One Hundred Dollars ($100) on May 17, 2007.

Attached hereto are copies of any and all prior versions of this Schedule A Unit Register, which have each been superseded by this Schedule A Unit Register as last amended on May 17, 2007 in accordance with the terms of this Agreement and which have been attached hereto only for purposes of showing the historical ownership of the equity interests of the Company.

SCHEDULE B

RESTRUCTURING STEPS

The following will occur in the following order on or prior to the Effective Date:

1. The Northstar Subco Operating Agreement will be amended and restated to provide that its capital will consist of an unlimited number of Northstar Subco Preferred Units, an unlimited number of Northstar Subco Class A Units and an unlimited number of Northstar Subco Class B Units.

2. Northstar Acquisitions will subscribe for, and Northstar Subco will issue to Northstar Holdco, 10,000 Northstar Subco Preferred Units for $1 million. Northstar Holdco will pay this subscription price by issuing to Northstar Subco a $1 million demand non-interest bearing promissory note (the "Subco Note").

3. Northstar Acquisitions will contribute its interests in LPco and GPco to Northstar Subco in consideration for the issuance by Northstar Subco to Northstar Acquisitions of 9,686 Northstar Subco Class A Units and 12,500 Northstar Subco Class B Units.

4. Northstar Acquisitions will transfer the 9,686 Northstar Subco Class A Units and 12,500 Northstar Subco Class B Units to Healthcare Ventures, Ltd. and Healthcare Ventures, Ltd. shall be deemed to have made the entire contribution to Northstar Subco attributed to Northstar Acquisitions in respect of such units.

5. The Northstar Acquisitions Operating Agreement will be amended and restated to provide that (i) its capital will consist of an unlimited number of Northstar Acquisitions Common Units, an unlimited number of Northstar Acquisitions Preferred Units, an unlimited number of Northstar Acquisitions Class A Units and an unlimited number of Northstar Acquisitions Class B Units; and (ii) Healthcare Ventures, Ltd. will exchange its existing interests in the capital of Northstar Acquisitions into 1 Northstar Acquisitions Common Unit and 12,500 Northstar Acquisitions Class B Units.

The following transactions will occur in the following order on the Effective Date:

1. Northstar Holdco will subscribe for, and Northstar Acquisitions will issue to Northstar Holdco, 97,032 Northstar Acquisitions Class A Units. In payment of this subscription price, Northstar Holdco will issue a promissory note to Northstar Acquisitions in the principal amount of $97,032,000 (the "Subscription Note").

2. Northstar Healthcare will complete a public offering of 12,087,698 common shares, raising Cdn$148,074,300.50. After paying underwriters' fees and certain other transaction expenses, Northstar Healthcare will have $123,365,826.62.

3. Northstar Healthcare will contribute $26,333,826.32 to Northstar Holdco as proceeds for the subscription for, and Northstar Holdco will issue to Northstar Healthcare, 26,334 additional Holdco Common Shares. Northstar Holdco will, after paying the remaining expenses of the offering of approximately $2,500,000, contribute the remaining

$23,833,826.32 to Northstar Acquisitions as proceeds for the subscription of 11,100 Acquisitions Preferred Units (as to $11,100,000) and 12,734 Acquisitions Common Units (as to 12,733,826.32), and Northstar Acquisitions will issue to Northstar Holdco 11,100 Acquisitions Preferred Units and 12,734 Acquisitions Common Units.

4. Northstar Healthcare, Northstar Holdco and others will enter into the Repurchase Agreement, pursuant to which, *inter alia*, Northstar Healthcare will purchase from Northstar Holdco and Northstar Holdco will sell to Northstar Healthcare, the 97,032 Northstar Acquisitions Class A Units for $97,032,000.

5. Northstar Holdco will pay $97,032,000 to Northstar Acquisitions in full repayment and cancellation of the Subscription Note.

6. Northstar Acquisitions will pay $1,000,000 to Northstar Subco in full repayment of the Subco Note and will contribute $119,865,826.32 to Northstar Subco as subscription proceeds for, and Northstar Subco will issue to Northstar Acquisitions, 87,500 Northstar Subco Class A Units.

7. Northstar Subco will redeem, and Healthcare Ventures, Ltd. will transfer, the 9,686 Northstar Subco Class A Units owned by Healthcare Ventures, Ltd. for $13,269,026.32, subject to a price adjustment in the event that the Over-Allotment Option is exercised, as more specifically described in Step 9 of Exhibit "B".

8. Northstar Subco will contribute $105,712,837 to LPco as subscription proceeds for, and LPco will issue to Northstar Subco, 105,713 additional common membership units of LPco. Northstar Acquisitions will contribute $1,883,963 to GPco as subscription proceeds for, and GPco will issue to Northstar Subco, 1,884 additional common membership units in GPco.

9. LPco and GPco will complete the transactions contemplated by the Palladium Partnership Interests Purchase Agreement.

10. LPco and GPco will complete the transactions contemplated by the Kirby Partnership Interests Purchase Agreement.

11. Northstar Healthcare will purchase for cancellation, and Donald L. Kramer, M.D. (or the registered holder thereof) shall sell, the one Common Share of Northstar Healthcare held by Donald L. Kramer, M.D. (or the registered holder thereof) for its issue price and such share shall be cancelled.

12. Northstar Acquisitions will purchase for cancellation, and Healthcare Ventures, Ltd. will sell, the one Acquisitions Common Unit held by Healthcare Ventures, Ltd. for $100 and such unit shall be cancelled.

13. Healthcare Ventures, Ltd. will make available to Northstar Subco a five-year senior, secured line of credit in the aggregate amount of $5,000,000.

14. Healthcare Ventures, Ltd. will provide cash collateral of $5,000,000 as required to support the hedging arrangements of Northstar Healthcare.

SCHEDULE C

FORM OF UNIT CERTIFICATE

Certificate No.:_________ ● Units

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

THIS IS TO CERTIFY THAT ● is the owner of ● fully paid and non-assessable ● Units of Northstar Healthcare Acquisitions, L.L.C. (the "Company"), transferable only on the books of the Company by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed. Transfer of these ● Units is subject to restrictions in the Operating Agreement/Company Agreement/Regulations for the Company.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF MAY 17, 2007, AMONG THE COMPANY AND THE COMPANY'S MEMBERS, AS AMENDED AND MODIFIED FROM TIME TO TIME. A COPY OF SUCH LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its duly authorized officer(s), dated as of the _____ day of __________, _______.

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

By: ______________________________
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: ______________________________
Name: Donald L. Kramer, M.D.
Title: President

Amended and Restated Limited Liability Company Agreement of Northstar Healthcare Subco. LLC

May 17, 2007

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

A Delaware Limited Liability Company

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of May 17, 2007

THE SECURITIES REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS (by Section)

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

A Delaware Limited Liability Company

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Northstar Healthcare Subco, L.L.C. (the "Company"), dated and effective as of May 17, 2007, is adopted, executed and entered into by and among the Initial Members and each other Person who becomes a Member in accordance with the terms of this Agreement.

WHEREAS, as of March 29, 2007 (the "Formation Date"), the Company has been formed pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq.* (as from time to time amended and including any successor statute of similar import, the "Act") and the Certificate has been filed with the Secretary of State of the State of Delaware;

WHEREAS, the Company and its members executed that certain Operating Agreement of the Company, dated as of March 29, 2007;

WHEREAS, the Company and its members desire to amend and restate the Operating Agreement of the Company on the terms and conditions set forth herein;

WHEREAS, the parties hereto desire to enter into this Agreement to define and express all of their respective rights and obligations with respect to the formation and operation of the Company; and

WHEREAS, this Agreement shall constitute a limited liability company agreement within the meaning of the Act.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein made, and intending to be legally bound, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 **Definitions**. As used in this Agreement, the following terms have the following meanings:

"Affiliate" of any particular Person means any other Person which, directly or indirectly, controls, is controlled by or is under common control with such particular Person. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Limited Liability Company Agreement, as executed and as amended, modified, supplemented or restated from time to time, as the context requires.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time pursuant to Section 4.5; provided, that the Book Value of any asset contributed to the Company shall be equal to the Fair Market Value of the contributed asset on the date of contribution.

"Business" means any business in which the Company is actively engaged or is actively pursuing (including pursuant to potential acquisitions) as of the time at which such definition is being applied.

"Capital Contribution" means, with respect to any Holder, the aggregate contributions made by or on behalf of such Holder to the Company pursuant to Article III as of the date in question, as shown opposite each Holder's name on the Unit Register set forth as Schedule A hereto, as the same may be amended from time to time, and in respect of any Unit, the total consideration contributed by the applicable Holder pursuant to Article III in respect of such Unit; in each case net of any liabilities assumed by the Company from such Holder in connection with such contribution and net of any liabilities to which assets contributed by such Holder in respect thereof are subject.

"Certificate" means the Certificate of Formation of the Company as filed with the Secretary of State of the State of Delaware, as the same may be amended, modified, supplemented or restated from time to time.

"Class A Holder" means a Holder holding Class A Units.

"Class A Member" means a Member holding Class A Units.

"Class A Unit" means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Class A Units in this Agreement.

"Class B Holder" means a Holder holding Class B Units.

"Class B Member" means a Member holding Class B Units.

"Class B Unit" means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Class B Units in this Agreement.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time, in effect as of the date hereof.

"Company" means Northstar Healthcare Subco, L.L.C., the Delaware limited liability company formed pursuant to the Certificate and this Agreement, as such limited liability company may be constituted from time to time, and including its successors.

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"Distribution" means a distribution made by the Company to a Holder, whether in cash, property or securities and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization or exchange of securities of the Company, (b) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any issued and outstanding Units or (c) any reasonable fees or remuneration paid to any Holder in such Holder's capacity as an employee, officer, consultant or other provider of services to the Company.

"Economic Interest" means a Member's or Economic Owner's relative share of the Company's Profits, Losses and Distributions pursuant to this Agreement and the Act, evidenced by a Unit or Units, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members, or any right to receive information concerning the business and affairs of the Company, in each case to the extent provided for herein or otherwise required by the Act.

"Economic Owner" means any Holder of an Economic Interest who is not a Member. No Holder of an Economic Interest who is not a Member shall be deemed a "Member" (as that term is used in the Act) of the Company.

"Effective Date" means the date of the consummation of all sales of securities of Northstar Healthcare Inc. pursuant to the Northstar IPO or which may be deemed under the Securities Act or otherwise to be a part of the Northstar IPO, including sales pursuant to the over-allotment option provided to the underwriters in the Northstar IPO for thirty (30) days after the closing of the Northstar IPO.

"Fair Market Value" means the fair market value of the asset in question, as determined by the Board in its reasonable discretion and good faith. In the case of Fair Market Value of Units for the purposes of Article X of this Agreement, Fair Market Value means the relative share of the economic value of the Company represented by such Units. In calculating the Fair Market Value of Units, the Board shall take into consideration (a) the historical cash flows and current cash flows of the Company and Northstar Acquisitions, and (b) the then-current yield of the shares of common stock of Northstar Healthcare, without discount for illiquidity or minority interest, and without taking into consideration any Enhanced Distributions that may be applicable at the time of calculating Fair Market Value. The determination of Fair Market Value as provided herein shall be final and binding on all Holders.

"GPco" means Northstar Healthcare General Partner, L.L.C., a limited liability company organized under the laws of the State of Delaware.

"Holder" means any Person who holds a Unit, whether as a Member or an Economic Owner.

"Holder Minimum Gain" with respect to any Holder, has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i) as if, in such provision, the word "partner" was replaced with the word "holder" wherever it appears.

"Holder Nonrecourse Deductions" with respect to any Holder, has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i) as if, in such provision, the word "partner" was replaced with the word "holder" wherever it appears.

"Indebtedness" means all indebtedness for borrowed money (including purchase money obligations), all indebtedness under revolving credit arrangements, all capitalized lease obligations and all guarantees of any of the foregoing.

"Initial Members" means Northstar Acquisitions and Healthcare Ventures, Ltd., a Texas limited partnership.

"Investment Agreement" means that certain Investment Agreement, dated as of May 9, 2007, by and among Northstar Healthcare, Northstar Holdco, Northstar Acquisitions, the Company, GPco, LPco and Healthcare Ventures, Ltd., as amended, modified, supplemented or restated from time to time in accordance with its terms.

"Losses" means items of Company loss and deduction determined according to Section 4.2.

"LPco" means Northstar Healthcare Limited Partner, L.L.C., a limited liability company organized under the laws of the State of Delaware.

"Management Agreements" means those certain management agreements, dated as of even date herewith, by and among Northstar Acquisitions, Palladium Partnership Houston, Palladium Partnership Dallas, River Oaks and MASS Partnership, as amended, modified, supplemented or restated from time to time in accordance with their terms and any other agreements pursuant to which Northstar Acquisitions shall provide management services to ambulatory surgical centers or other healthcare facilities.

"MASS Partnership" means Medical Ambulatory Surgical Suites, L.P., a limited partnership organized under the laws of the State of Texas.

"Member" means each Person identified on the Unit Register, set forth as Schedule A hereto, as of the date hereof who has also been admitted as a Member in accordance with the terms of this Agreement and the Act, and who has also executed this Agreement or a counterpart hereof, and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on Schedule A as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company. Except as expressly provided herein, the Members shall constitute a single class or group of Members of the Company for all purposes of the Act and this Agreement.

"Membership Interest" means a Member's interest in the Company evidenced by a Unit or Units, including such Member's Economic Interest and all such other rights, preferences and obligations, including (i) the right, if any, to participate in the management of the business and affairs of the Company, (ii) the right, if any, to vote on, consent to or otherwise participate in any decision or action of or by the Members and (iii) the right, if any, to receive information

concerning the business and affairs of the Company, in each case to the extent specifically granted to Members and expressly provided in this Agreement or otherwise required by the Act.

"Northstar Acquisitions" means Northstar Healthcare Acquisitions, L.L.C., a Delaware limited liability company.

"Northstar Acquisitions Class B Units" means the Class B Units (as defined in the Northstar Acquisitions Operating Agreement) of Northstar Acquisitions.

"Northstar Acquisitions Operating Agreement" means that certain Limited Liability Company Agreement, dated as of even date herewith, of Northstar Acquisitions, as amended, modified, supplemented or restated from time to time in accordance with its terms.

"Northstar Holdco" means Northstar Healthcare Holdings, Inc., a Delaware corporation.

"Northstar Healthcare" means Northstar Healthcare Inc., a corporation organized under the laws of British Columbia, Canada.

"Northstar IPO" means the initial public offering of shares of common stock of Northstar Healthcare.

"Officer" means each Person designated as an officer of the Company pursuant to Section 6.2 for so long as such Person remains an officer pursuant to the provisions of Section 6.2.

"Operating Costs" means the total operating costs actually incurred by Northstar Acquisitions, Northstar Holdco and Northstar Healthcare, as determined by the Board in its reasonable discretion and good faith. The items that comprise "Operating Costs" shall include, without limitation, any and all (a) legal fees, accounting costs, directors fees, and costs of directors and officers liability insurance, (b) costs and expenses incurred by Northstar Acquisitions relating to performance and delivery of services under the Management Agreements, current liabilities and obligations incurred by Northstar Acquisitions in connection therewith, (c) general and administrative costs incurred by Northstar Acquisitions in the ordinary course of business of Northstar Acquisitions related to the compensation paid to employees of Northstar Acquisitions, rent, marketing and other corporate and administrative expenses, and (d) public company related costs incurred by any of Northstar Healthcare, Northstar Holdco or Northstar Acquisitions.

"Palladium Partnership Houston" means The Palladium for Surgery - Houston, Ltd., a limited partnership organized under the laws of the State of Texas.

"Palladium Partnership Dallas" means The Palladium for Surgery – Dallas, Ltd. a limited partnership organized under the laws of the State of Texas.

"Person" means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Holder" means a Holder holding Preferred Units.

"Preferred Member" means a Member holding Preferred Units.

"Preferred Unit" means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Preferred Units in this Agreement.

"Profits" means items of Company income and gain determined according to Section 4.2.

"Repurchase Agreement" means that certain Sale and Repurchase Agreement, dated as of even date herewith, by and between Northstar Healthcare and Northstar Holdco, as amended, modified, supplemented or restated from time to time in accordance with its terms.

"River Oaks" means Donald L. Kramer, M.D., P.A., d/b/a River Oaks Pain Management.

"SEC" means the Securities and Exchange Commission or any successor agency thereto that administers the Securities Act and the Securities Exchange Act of 1934, as amended from time to time.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the membership, partnership or other similar ownership interests thereof or the power to elect a majority of the managers or governing body thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director, managing member, manager, board of managers or general partner of such limited liability company, partnership, association or other business entity.

"Taxable Year" means the Company's taxable year ending on the last day of each calendar year (or part thereof, in the case of the Company's last Taxable Year), or such other year as is (i) required by Section 706 of the Code or (ii) determined by the Board.

"Treasury Regulations" means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as such regulations may be

amended from time to time. Any reference herein to a particular provision of the Treasury Regulations means, when appropriate, the corresponding successor provision.

"Unit" means a designation of an Economic Interest in the Company representing a fractional part of the entire Economic Interest in the Company; provided, that any class or group of Units issued shall have the relative rights, powers and duties designated and set forth in this Agreement and the Economic Interest represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

"Unit Equivalents" means (without duplication with any Units or other Unit Equivalents) rights, warrants, options, convertible securities, exchangeable securities, indebtedness or other rights, in each case exercisable for or convertible or exchangeable into, directly or indirectly, Units or securities exercisable for or convertible or exchangeable into Units, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

"Unit Register" means the physical register, set forth as Schedule A hereto, which shall be kept by the Company for the purpose of evidencing the issuance and Transfer of Units. Schedule A to this Agreement, as amended from time to time, shall be the sole Unit Register of the Company.

Section 1.2 Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter and the singular number includes the plural number and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Schedules are to Schedules attached hereto, each of which is made a part hereof for all purposes.

Section 1.3 Including. Reference in this Agreement to "including," "includes" and "include" shall be deemed to be followed by "without limitation."

ARTICLE II
ORGANIZATION

Section 2.1 Formation. The Company has been organized as a Delaware limited liability company on the Formation Date by the execution and filing of the Certificate under and pursuant to the Act and shall be continued in accordance with the terms of this Agreement. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of the Members are different, pursuant to any provision of this Agreement, than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. Each party hereto represents and warrants that it is duly authorized to join in this Agreement and that the Person executing this Agreement on its behalf is duly authorized to do so.

Section 2.2 Company Name. The name of the Company shall be "Northstar Healthcare Subco, L.L.C." and all Company business shall be conducted in that name or such other names that comply with applicable law as the Board may select from time to time. Notification of any change in the name of the Company shall be given to all Members. The

Company's Business may be conducted under its name and/or any other name or names deemed advisable by the Board.

Section 2.3 **The Certificate, Etc**. The Certificate was filed with the Secretary of State of the State of Delaware on the Formation Date. The Members hereby agree to execute, file and record all such other certificates and documents, including amendments to the Certificate and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a limited liability company, the ownership of property, and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business.

Section 2.4 **Term of the Company**. The term of the Company commenced on the Formation Date and shall continue in existence until termination and dissolution thereof as determined under Sections 11.1 and 11.2 of this Agreement.

Section 2.5 **Registered Office; Registered Agent; Principal Office; Other Offices**. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Board may designate from time to time in the manner provided by law. The principal office of the Company shall be at such place as the Managing Member may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain records there. The Company may have such other offices as the Board may designate from time to time.

Section 2.6 **Purposes**. The nature of the Business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act. The Company may engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Delaware.

Section 2.7 **Powers of the Company**. Subject to the provisions of this Agreement, the Board shall have the power and authority, by and on behalf of the Company, to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.6, including the power and authority:

(a) to conduct its Business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(b) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, refinance, improve, lease, sell, convey, mortgage, transfer,

demolish or dispose of any real or personal property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

(c) to enter into, perform and carry out contracts of any kind, including contracts with any Member, Holder or any Affiliate thereof, or any agent of the Company necessary to, in connection with, convenient to or incidental to the accomplishment of the purposes of the Company;

(d) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships (including the power to be admitted as a partner thereof and to exercise the rights and perform the duties created thereby), trusts, limited liability companies (including the power to be admitted as a member or appointed as a manager thereof and to exercise the rights and to perform the duties created thereby) or individuals or direct or indirect obligations of the United States or of any government, state, territory, governmental district or municipality or of any instrumentality of any of them;

(e) to lend money for any proper purpose, to invest and reinvest its funds and to take and hold real and personal property for the payment of funds so loaned or invested;

(f) to sue and be sued, complain and defend, and participate in administrative or other proceedings, in its name;

(g) to appoint employees and agents of the Company and define their duties and fix their compensation;

(h) to indemnify any Person in accordance with the Act and to obtain any and all types of insurance;

(i) to cease its activities and cancel its Certificate;

(j) to negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, acknowledge or take any other action with respect to any lease, contract or security agreement in respect of any assets of the Company;

(k) to borrow money and issue evidences of Indebtedness and guaranty Indebtedness (whether of the Company or any of its Subsidiaries), and to secure the same by a mortgage, pledge or other lien on the assets of the Company;

(l) to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

(m) to make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

Section 2.8 **Board's Authority**. Subject to the provisions of this Agreement, (i) the Company may, upon the direction of the Board, enter into and perform any and all documents, agreements and instruments contemplated thereby, all without any further act, vote or approval of any Member, and (ii) the Board may authorize any Person (including any Member or Officer) to enter into and perform any and all documents, agreements and instruments on behalf of the Company.

Section 2.9 **Foreign Qualification**. Prior to the Company's conducting business in any jurisdiction other than Delaware, the Board shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Board, each Member shall execute, acknowledge, swear to and deliver any or all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

Section 2.10 **No State Law Partnership**. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than federal and, if applicable, state or local tax purposes, and neither this Agreement nor any other document entered into by the Company or any Member shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III
MEMBERSHIP; CAPITAL CONTRIBUTIONS; ADDITIONAL UNITS

Section 3.1 **Members and Holders**.

(a) Names, etc. The name, residence, business or mailing addresses, amount of Capital Contributions and the type and number of Units of each Holder are listed on the Unit Register set forth as Schedule A hereto, as Schedule A shall be amended from time to time in accordance with the terms of this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time in accordance with the terms of this Agreement. Each Person listed on Schedule A on the date of execution of this Agreement (upon his, her or its execution of this Agreement or counterpart thereto and the Company's receipt (or deemed receipt) of such Person's Capital Contributions as set forth on Schedule A) is hereby admitted to the Company as a Member of the Company.

(b) Loans by Members. No Member, as such, shall be required to lend any funds to the Company or to make any additional contribution of capital to the Company, except as otherwise required by applicable law, this Agreement or any other agreement between such Member and the Company. Any Member may, with the approval of the Board, make loans to the Company, and any loan by a Member to the Company shall not be considered to be a Capital Contribution.

Section 3.2 Representations and Warranties; Acknowledgements.

(a) Representations and Warranties of the Holders. In connection with the purchase of the Units from the Company, each Holder represents and warrants to the Company that:

(i) The Units to be acquired by the Holder pursuant to this Agreement shall be acquired for the Holder's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Units shall not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(ii) The Holder (and each of its beneficial owners, if any) is an "accredited investor" as that term is defined in the Securities Act or the rules of the SEC promulgated thereunder, and is able to evaluate the risks and benefits of its investment in the Units.

(iii) The Holder is able to bear the economic risk of its investment in the Units for an indefinite period of time because the Units have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

(iv) The Holder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Units by the Company, and has had full access to such other information concerning the Company and its Subsidiaries as such Holder has requested. The Holder has also reviewed this Agreement.

(v) The execution, delivery and performance of this Agreement by the Holder do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which the Holder is a party or by which he is bound and upon the execution and delivery of this Agreement by the Company, this Agreement shall be the legal, valid and binding obligation of the Holder, enforceable in accordance with its terms.

(vi) The Holder has had an opportunity to consult with independent legal counsel regarding his rights and obligations under this Agreement and he fully understands the terms and conditions contained herein.

(vii) The Holder's determination to acquire Units of the Company has been made by such Holder independent of any other Holder and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries which may have been made or given by any other Holder or by any agent or employee of any other Holder.

(b) Representations and Warranties by the Company. In connection with the sale of Units to the Holders, the Company represents and warrants that:

(i) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the limited liability company power and authority to carry on its business as now conducted and presently proposed to be conducted, except where the failure to have such power and authority would not be reasonably expected to have a material adverse effect on the Company, taken as a whole.

(ii) Immediately after giving effect to the sale or Transfer of Units to the Initial Members, the Company will have issued, and there will be outstanding, the Units listed on the Unit Register, set forth as Schedule A hereto.

(iii) Except as set forth in this Agreement, including the disclosures made in Schedule A, the Company will not have issued or outstanding any Unit Equivalents or any other securities convertible or exchangeable for any Units, nor will it have issued or outstanding any rights or options to subscribe for or to purchase any Units, Unit Equivalents or any other securities convertible into or exchangeable for any Units or any agreement related thereto.

(iv) The Company has duly authorized the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its respective terms, subject to the availability of equitable remedies and to the laws of bankruptcy and other similar laws affecting creditors' rights generally.

(c) Acknowledgements. Each Holder acknowledges and agrees that the Units issued and acquired hereunder shall be governed by, and have the terms, conditions, rights and obligations contained in, the LLC Agreement.

Section 3.3 No Liability of Members.

(a) No Liability. Except as otherwise required by applicable law or as may expressly provided in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member, whether to the Company or any of its Subsidiaries, to any of the other Members, to the creditors of the Company or any of its Subsidiaries or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or any of its Subsidiaries or for any losses of the Company or any of its Subsidiaries. Each Member shall be liable only to make such Member's Capital Contribution to the Company and the other payments provided expressly herein.

(b) Distributions. In accordance with the Act and the laws of the State of Delaware, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such member. It is the intent of the Members that no Distribution to any Member pursuant to Article V hereof shall be deemed a return of money or other property paid or distributed in violation of the Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Act, and the Member receiving any such money or property, except as set forth in this Agreement, shall not be required to return to any Person any

such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

Section 3.4 **Capital Contributions**. The Unit Register, set forth as Schedule A hereto, reflects the initial Capital Contributions of the Initial Members, and shall be amended from time to time to reflect Additional Members and Holders and their Capital Contributions. The initial Capital Contributions of the Initial Members set forth on the Unit Register and Schedule A reflect the following transactions and the transactions set forth on Schedule B:

(a) Initial Members.

(i) *Preferred Members.* The initial Preferred Member of the Company shall be Northstar Acquisitions, which shall purchase ten thousand (10,000) Preferred Units in exchange for an aggregate Capital Contribution of One Million Dollars ($1,000,000).

(ii) *Class A Members and Class B Members.*

(A) On May 17, 2007, Northstar Acquisitions owned one hundred percent (100%) of the membership interests of both GPco and LPco. In exchange for Northstar Acquisitions' contribution of all such membership interests to the Company, the Company shall issue to Northstar Acquisitions nine thousand six hundred eighty six (9,686) Class A Units and twelve thousand five hundred (12,500) Class B Units. The Capital Contribution of Northstar Acquisitions shall be deemed to be valued at Thirteen Million Two Hundred Sixty Nine Thousand Twenty Six and 32/100 Dollars ($13,269,026.32) in respect of the Class A Units and Seventeen Million One Hundred Twenty Three Thousand Six Hundred Eighty Nine and 47/100 Dollars ($17,123,689.47) in respect of the Class B Units.

(B) Immediately following the Company's issuance of Class A Units and Class B Units to Northstar Acquisitions pursuant to Section 3.4(a)(ii)(A), Northstar Acquisitions shall distribute, with respect to Healthcare Ventures, Ltd.'s membership interest in Northstar Acquisitions, all of such Class A Units and Class B Units to Healthcare Ventures, Ltd., and Healthcare Ventures, Ltd. shall be deemed to have made the entire Capital Contribution attributed to Northstar Acquisitons in respect of such Units.

(C) Concurrently with the redemption set forth in Section 3.4(a)(ii)(D), Northstar Acquisitions shall subscribe for and the Company shall issue to Northstar Acquisitions eighty seven thousand five hundred (87,500) Class A Units, in exchange for an aggregate Capital Contribution of One Hundred Nineteen Million Eight Hundred Sixty Five Thousand Eight Hundred Twenty Six and 32/100 Dollars ($119,865,826.32).

(D) Pursuant to the Investment Agreement, and in conjunction with the Northstar IPO, the Company shall redeem all of the Class A Units then

owned by Healthcare Ventures, Ltd. for a cash payment of Thirteen Million Two Hundred Sixty Nine Thousand Twenty Six and 32/100 Dollars ($13,269,026.32), and Healthcare Ventures, Ltd. shall continue to own all twelve thousand five hundred (12,500) Class B Units held by it prior to such redemption of Class A Units by the Company. The Capital Contribution in respect of such Class B Units shall be deemed to be Seventeen Million One Hundred Twenty Three Thousand Six Hundred Eighty Nine and 47/100 Dollars ($17,123,689.47).

(iii) *Additional Pre-Effective Date Capital Contributions.* Any Capital Contributions made by the Preferred Members, Class A Members or Class B Members before the Effective Date shall be deemed additional Capital Contributions in respect of the Units set forth in Section 3.4(a)(i), (ii) and (iii) above, and already issued to the Members, and the Company shall not issue additional Units upon receipt of any such additional Capital Contributions made before the Effective Date.

(b) All Other Members. Upon receipt of the Capital Contribution set forth opposite such Holder's name on Schedule A, each Holder shall be deemed to own the number and type of Units set forth opposite such Holder's name on Schedule A, as it shall be amended from time to time in accordance with the terms of this Agreement.

(c) Dilutive Adjustments. The Board shall fairly and equitably adjust and reduce the number of Class B Units held by the Class B Holders (and the Distributions and voting rights provided to the Class B Holders pursuant to this Agreement) in the event that the Company issues additional Units in a New Issuance after the Effective Date and Healthcare Ventures, Ltd. does not exercise its pre-emptive rights pursuant to Section 3.5(c), so as to prevent or minimize the dilution of its Economic Interest. Such adjustment of the Distributions and voting rights of the Class B Holders shall be determined by the Board in its reasonable discretion and good faith.

Section 3.5 Issuance of Additional Units; Additional Members.

(a) Additional Units. After the Effective Date, the Board shall have the right, in its sole discretion, to cause the Company to issue or sell to any Person (including Members and Affiliates of Members) any of the following (which for purposes of this Agreement shall be "Additional Units"): (i) additional Units (including new classes or series thereof having rights which are different than the rights of any then existing class or series); (ii) obligations, evidences of indebtedness or other securities or interests convertible into or exchangeable for Units or Unit Equivalents; and (iii) Unit Equivalents. The Board shall determine the terms and conditions governing the issuance of such Additional Units, including the number and designation of such Additional Units, the preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any required contributions in connection therewith, and shall be entitled to make such amendments to this Agreement as may be necessary to effectuate the foregoing.

(b) Additional Members. In order for a Person to be admitted as a Member of the Company with respect to an Additional Unit: (i) such Person shall have delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement and shall have delivered such documents and instruments as the Board determines to be necessary or

appropriate in connection with the issuance of such Additional Unit to such Person or to effect such Person's admission as a Member; and (ii) the Board or an authorized Officer shall amend Schedule A without the further vote, act or consent of any other Person to reflect such new Person as a Member. Upon the amendment of Schedule A, such Person shall be deemed to have been admitted as a Member and shall be listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. If an Additional Unit is issued to an existing Member, the Board or an authorized Officer of the Company shall amend Schedule A without the further vote, act or consent or any other Person to reflect the issuance of such Additional Unit and, upon the amendment of Schedule A, such Member shall be issued his, her or its Additional Unit.

(c) Pre-Emptive Right.

(i) If the Board authorizes the issuance of additional Class A Units or Class B Units after the Effective Date (in each case, a "New Issuance"), and if at the time of such New Issuance the Economic Interest owned by Healthcare Ventures, Ltd. is greater than five percent (5%) of the entire Economic Interests in the Company, then the Company shall first offer to sell to Healthcare Ventures, Ltd., by delivery of written notice, and Healthcare Ventures, Ltd. shall have the right to purchase, up to such number of additional Class B Units or such other securities as would allow Healthcare Ventures, Ltd. to maintain the same relative and proportionate Economic Interest in the Company as is held by it immediately prior to the New Issuance.

(ii) If the New Issuance consists of the issuance of Units other than Class A Units or Class B Units, then the Company shall first offer to sell to Healthcare Ventures, Ltd., by delivery of written notice, and Healthcare Ventures, Ltd. shall have the right to purchase, up to such number of additional Class B Units as would allow Healthcare Ventures, Ltd. to maintain the same relative and proportionate Economic Interest in the Company as held by it immediately prior to the New Issuance.

(iii) The notice of such New Issuance shall set forth in reasonable detail the terms and conditions of such New Issuance, and the rights, preferences and obligations of the Units to be issued in connection therewith, and the basis and calculation of the right of Healthcare Ventures, Ltd. to purchase Units hereunder with respect thereto.

(iv) Healthcare Ventures, Ltd. acknowledges and agrees that its Economic Interest shall be relatively and proportionately reduced, or "diluted" by any such New Issuance, in the event that the Company offers to sell additional Units to Healthcare Ventures, Ltd. and Healthcare Ventures, Ltd. fails to exercise its pre-emptive right pursuant to this Section 3.5(c).

(v) In order to exercise its purchase right hereunder, Healthcare Ventures, Ltd. must, within thirty (30) days of its receipt of written notice of the New Issuance, deliver a written notice to the Board describing its election to purchase all or any portion of the Units it is entitled to purchase hereunder. Healthcare Ventures, Ltd. shall tender payment in full for such purchase within ten (10) days of exercising its

purchase rights hereunder, failing which such purchase right shall terminate without further action by the Company, and be at an end, and the Company shall be entitled to sell Units without being subject to such purchase right; provided, however, that the terms of such sale of Units shall be no more favorable to the purchaser thereof than was represented to Healthcare Ventures, Ltd. in the foregoing notice of the New Issuance.

Section 3.6 **Certification of Units**. The Company shall issue certificates for the Units to each Member to evidence his, her or its ownership of Units in the form of Schedule C attached hereto. The Board shall have the authority to execute and deliver the certificates by and on behalf of the Company. Each certificate evidencing Units held by any Holder or his or her Permitted Transferees and each certificate issued in exchange for or upon the Transfer of any such Units shall be stamped or otherwise imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF MAY 17, 2007, AMONG THE COMPANY AND THE COMPANY'S MEMBERS, AS AMENDED AND MODIFIED FROM TIME TO TIME. A COPY OF SUCH LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

The Company shall imprint such legend on certificates evidencing any Units of any Holder (or his or her Permitted Transferees) issued and outstanding as of the date hereof.

Section 3.7 **Article 8 Opt-In Provisions**.

(a) Each Unit shall be personal property for all purposes and shall constitute a "security" within the meaning of, and governed by, (i) Article 8 of the Delaware Uniform Commercial Code ("Article 8") and (ii) Article 8 of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

(b) The certificates representing the Units shall expressly provide that each of the Units is a "security" as defined in and governed by Article 8.

ARTICLE IV
CAPITAL ACCOUNTS

Section 4.1 **Establishment and Determination of Capital Accounts**. A capital account ("Capital Account") shall be established for each Holder on the books of the Company initially reflecting an amount equal to such Holder's initial Capital Contribution pursuant to Section 3.4. Each Holder's Capital Account shall be (a) increased by any cash and the Fair Market Value of any property contributed to the Company as an additional Capital Contribution made by such Holder pursuant to the terms of this Agreement (net of any liabilities assumed by the Company and liabilities to which such property is subject), such Holder's allocable share of

Profits, and the amount of any Company liabilities that are assumed by such Holder, (b) decreased by such Holder's allocable share of Losses, any Distributions to such Holder of cash or the Fair Market Value of any other Company property (net of liabilities assumed by such Holder and liabilities to which such property is subject) distributed to such Holder, the amount of any liabilities of such Holder that are assumed by the Company (except to the extent taken into account in the determination of the amount of a Holder's Capital Contribution), and (c) adjusted as otherwise required by the Code and the regulations thereunder, including but not limited to, the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Any references in this Agreement to the Capital Account of a Holder shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above. A Holder who has more than one Unit in the Company shall have a single Capital Account that reflects all such Units regardless of the Class of Unit owned and regardless of the time or manner in which the Units were acquired.

Section 4.2 Computation of Amounts. For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this Article IV and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose), provided, that:

(a) the computation of all items of income, gain, loss and deduction shall include tax exempt income and those items described in Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes;

(b) if the Book Value of any Company property is adjusted pursuant to Section 4.5, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property and the amount of such gain or loss shall be allocated according to Section 5.6 to the Holders of Units who hold Units immediately prior to the event that causes the calculation of such gain or loss;

(c) items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property;

(d) items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)*(g)*;

(e) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)*(m)*, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(f) to the extent that the Company distributes any asset in kind to the Holders, the Company shall be deemed to have realized Profit or Loss thereon in the same manner as if the Company had sold such asset for an amount equal to the Fair Market Value (as determined by the Board) of such asset or, if greater and otherwise required by the Code, the amount of debts to which such asset is subject.

Section 4.3 Negative Capital Accounts. No Holder shall be required to pay to the Company or any other Holder any deficit or negative balance which may exist from time to time in such Holder's Capital Account.

Section 4.4 Company Capital. No Holder shall be paid interest on any Capital Contribution to the Company or on such Holder's Capital Account, and no Holder shall have any right (a) to demand the return of such Holder's Capital Contribution or any other Distribution from the Company (whether upon resignation, withdrawal or otherwise), or (b) to cause a partition of the Company's assets. Any Holder may make loans to the Company, and any loan by a Holder to the Company shall not be considered to be a Capital Contribution for any purpose and shall not result in an increase in the amount of the Capital Account of such Holder.

Section 4.5 Adjustments to Book Value. The Company shall adjust the Book Value of its assets to fair market value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)*(f)* as of the following times: (a) at the Board's discretion in connection with the issuance of Units in the Company; (b) at the Board's discretion in connection with the Distribution by the Company to a Holder of more than a de minimis amount of Company assets, including money, if as a result of such Distribution, such Holder's interest in the Company is reduced; and (c) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g). Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Holders under Section 5.6 (determined immediately prior to the issuance of the new Units or the distribution of assets in an ownership reduction transaction).

Section 4.6 Compliance With Section 1.704-1(b). The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such sections of the Code and Treasury Regulations. In the event the Board shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Holder), are computed in order to comply with such regulation, the Board may make such modification, provided that it is not likely to have a material effect on the amount distributable to any Holder pursuant to Section 5.4 hereof upon the dissolution of the Company. The Board also shall (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Holders and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulation Section 1.704-1(b)(iv)*(g)*, and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulation Section 1.704-1(b).

Section 4.7 **Transfer of Capital Accounts**. The original Capital Account established for each substituted Holder shall be in the same amount as the Capital Account of the Holder (or portion thereof) to which such substituted Holder succeeds, at the time such substituted Holder receives such Holder's Units. The Capital Account of any Holder whose interest in the Company shall be increased or decreased by means of the Transfer to it of all or part of the Units of another Holder shall be appropriately adjusted to reflect such Transfer. Any reference in this Agreement to a Capital Contribution of or Distribution to a Holder that has succeeded any other Holder shall include any Capital Contributions or Distributions previously made by or to the former Holder on account of the Units of such former Holder transferred to such Holder.

ARTICLE V
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

Section 5.1 **Monthly Distributions to the Preferred Holders.** On or before the fifteenth (15th) day of each calendar month (a "Distribution Date"), the Company shall distribute to the Preferred Holders an amount equal to the Operating Costs incurred in the immediately preceding calendar month (a "Monthly Preferred Distribution"). If the Company does not pay the full amount of any Monthly Preferred Distribution on any Distribution Date, the unpaid portion of the Monthly Preferred Distribution shall accrue and be due and payable by the Company on future Distribution Dates (the "Accrued Monthly Preferred Distribution"). The Company shall pay all or a portion of the Accrued Monthly Preferred Distribution on the next Distribution Date on which funds are available for Distributions to the Preferred Holders in an amount greater than the Monthly Preferred Distribution for such future Distribution Date.

Section 5.2 **Monthly Distributions to the Class A Holders and Class B Holders**. On each Distribution Date, the Company shall distribute the following to the Class A Holders and Class B Holders from the aggregate amount of cash available to be distributed by the Company to its Holders pursuant to this Agreement and the Act, if any, after subtracting (a) such reasonable cash reserves as the Board may from time to time establish, and (b) the Monthly Preferred Distribution (and Accrued Monthly Preferred Distribution, if any) to be Distributed to the Preferred Holders pursuant to Section 5.1:

(a) one one-thousandth of one percent (0.001%) of such amount per Class B Unit shall be Distributed to the Class B Holders, based on the Class B Units issued and outstanding on the last day of the calendar month immediately preceding such Distribution Date; and

(b) the remainder of such amount shall be distributed to the Class A Holders on a *pro rata* basis, based on the total number of Class A Units issued and outstanding on the last day of the calendar month immediately preceding such Distribution Date.

Section 5.3 **Distribution Deferral**. If on any Distribution Date between the Effective Date and December 31, 2010, the Board shall determine in its reasonable discretion and good faith that the free cash of Northstar Healthcare, net of such reasonable reserves as the board of directors of Northstar Healthcare may establish from time to time, (the "Northstar Healthcare Net Cash") then available to pay dividends to Northstar Healthcare's shareholders, is less than one hundred ten percent (110%) of the first full monthly dividend that Northstar Healthcare paid to

its shareholders following the Effective Date (the "First Dividend"), then the Distribution, if any, otherwise payable to the Class B Holders pursuant to Section 5.2 shall be reduced by an amount equal to the difference between (a) one hundred ten percent (110%) of the First Dividend and (b) the Northstar Healthcare Net Cash then available to pay dividends to Northstar Healthcare's shareholders on such Distribution Date. For the purposes of this Agreement, any period between the Distribution Date on which the Board first determines that the Northstar Healthcare Net Cash then available to pay dividends to Northstar Healthcare's shareholders is less than one hundred ten percent (110%) of the First Dividend and the date such condition no longer exists shall be deemed a "Deferral Period." The Company shall forfeit its right to reduce the dividends payable to the Class B Holders pursuant to this Section 5.3 if, at any time after the Effective Date, Northstar Healthcare pays its shareholders a dividend in an amount greater than the First Dividend.

Section 5.4 Distributions Upon the Liquidation of the Company. Upon the liquidation of the Company pursuant to Article XI, the proceeds, if any, shall be distributed to each Holder in the following order and priority:

(a) Preferred Holders. First, the Company shall make Distributions to the Preferred Holders in an amount equal to (i) the full amount of all Accrued Monthly Preferred Distributions, and (ii) the Capital Contributions made by each Preferred Holder. The Company shall not make any Distributions under Section 5.4(b) until the Company shall have distributed to the Preferred Holders an amount equal to all Accrued Monthly Preferred Distributions and the aggregate Capital Contributions made by the Preferred Holders with respect to their Preferred Units.

(b) Class A Holders and Class B Holders. Second, if proceeds shall remain following the Distribution to Preferred Holders set forth in Section 5.4(a), then the Company shall make Distributions of:

(i) one one-thousandth of one percent (0.001%) of such remaining amount per Class B Unit shall be Distributed to the Class B Holders, based on the Class B Units issued and outstanding on the effective date of the liquidation of the Company; and

(ii) the remainder of such amount shall be distributed to the Class A Holders on a *pro rata* basis, based on the total number of Class A Units issued and outstanding on the effective date of the liquidation of the Company.

Section 5.5 Enhanced Distribution.

(a) On or after any Enhancement Date, the Class B Holder making the Request pursuant to Section 10.6 that results in the occurrence of such Enhancement Date shall be entitled to submit to the Company a request, in writing (an "Enhanced Distribution Request"), that the Company distribute on account of the Enhanced Class B Units an amount in addition to the Distribution, if any, payable thereon under Section 5.2 (the "Enhanced Distribution"). The amount of the Enhanced Distribution shall be paid on account of the Enhanced Class B Units held by such Class B Holder, in an amount equal to:

(i) ten percent (10%) of the Distribution, if any, that would have otherwise been payable to such Class B Holder pursuant to Section 5.2 on account of such Enhanced Class B Units in each of the first, second and third calendar months following the date of the Company's receipt of the Enhanced Distribution Request;

(ii) twenty percent (20%) of the Distribution, if any, that would have otherwise been payable to such Class B Holder pursuant to Section 5.2 on account of such Enhanced Class B Units in each of the fourth, fifth and sixth calendar months following the date of the Company's receipt of the Enhanced Distribution Request;

(iii) thirty percent (30%) of the Distribution, if any, that would have otherwise been payable to such Class B Holder pursuant to Section 5.2 on account of such Enhanced Class B Units in each of the seventh, eighth and ninth calendar months following the date of the Company's receipt of the Enhanced Distribution Request;

(iv) forty percent (40%) of the Distribution, if any, that would have otherwise been payable to such Class B Holder pursuant to Section 5.2 on account of such Enhanced Class B Units in each of the tenth, eleventh and twelfth calendar months following the date of the Company's receipt of the Enhanced Distribution Request; and

(v) fifty percent (50%) of the Distribution, if any, that would have otherwise been payable to such Class B Holder pursuant to Section 5.2 on account of such Enhanced Class B Units in each calendar month following the one year anniversary of the date of the Company's receipt of the Enhanced Distribution Request.

The Enhanced Distribution hereunder, if any, shall be paid to such Class B Holder in each month after the date of the Company's receipt of the Enhanced Distribution Request during which a Distribution is otherwise payable to such Class B Holder under Section 5.2, subject to the deferral of Distributions as provided in Section 5.3.

(b) No Holder of Enhanced Class B Units shall be entitled to any Enhanced Distribution, and the Company shall not pay the Enhanced Distribution, during any Deferral Period. The Enhanced Distribution shall not be cumulative. Enhanced Distributions that arise during a Deferral Period shall be forfeited in their entirety. If the Company is obligated to pay an Enhanced Distribution, the Company shall pay the Enhanced Distribution to the Class B Holder entitled to the Enhanced Class B Distribution only if, on such date, Northstar Healthcare has paid dividends on its common shares in an amount that is the greater of (i) an average of $0.10 per common share per month in respect of the three immediately preceding calendar months and (ii) the per-share amount of the monthly dividend paid by Northstar Healthcare on its common shares in respect of the immediately preceding month.

Section 5.6 Allocation of Profits and Losses. For each Taxable Year of the Company, after adjusting each Holder's Capital Account for all Capital Contributions and Distributions during such Taxable Year and all special allocations pursuant to Section 5.7 with respect to such Taxable Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to Section 5.7) shall be allocated to the Holders' Capital Accounts in a manner such that, as of the end of such Taxable Year, the Capital Account of each Holder (which may be

either a positive or negative balance) shall be equal to (a) the amount which would be distributed to such Holder, determined as if the Company were to liquidate all of its assets for the Book Value thereof and distribute the proceeds thereof pursuant to Section 11.2 hereof, minus (b) the sum of (i) such Holder's share of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d) and (g)(3)) and Holder Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(i)) and (ii) the amount, if any, which such Holder is obligated to contribute to the capital of the Company as of the last day of such Taxable Year.

Section 5.7 Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.6:

(a) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Taxable Year, each Holder shall be specially allocated items of taxable income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Holder Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Holder Minimum Gain during any Taxable Year, each Holder that has a share of such Holder Minimum Gain shall be specially allocated items of taxable income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to that Holder's share of the net decrease in Holder Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Holder unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)*(d)(4), (5)* or *(6)*, items of taxable income and gain shall be specially allocated to such Holder in an amount and manner sufficient to eliminate the adjusted capital account deficit (determined according to Treasury Regulation Section 1.704-1(b)(2)(ii)*(d)*) created by such adjustments, allocations or Distributions as quickly as possible. This paragraph is intended to comply with the qualified income offset requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)*(d)* and shall be interpreted consistently therewith.

(d) Nonrecourse Deductions and Holder Nonrecourse Deductions. Nonrecourse Deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to the Holders in the same proportions that Profits for such Taxable Year are allocated to the Holders in accordance with the number of Units held by each such Holder. Holder Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i).

(e) Ordering Rules. Anything contained in this Agreement to the contrary notwithstanding, allocations for any Taxable Year or other period of Nonrecourse Deductions and Holder Nonrecourse Deductions pursuant to Section 5.7(d) and of items required to be allocated pursuant to the minimum gain chargeback requirements contained in Section 5.7(a) and Section 5.7(b), shall be made before any other allocations hereunder.

(f) Offsetting Allocations. If, and to the extent that, any Holder is deemed to recognize any item of income, gain, deduction or loss as a result of any transaction between such Holder and the Company pursuant to Sections 1272 1274, 7872, 483, 482 or 83 of the Code or any similar provision now or hereafter in effect, and the Board determines that any corresponding Profit or Loss of the Holder who recognizes such item should be allocated to such Holder in order to reflect the Holders' Economic Interests in the Company, then the Board may so allocate such Profit or Loss.

(g) Reallocation. The allocations set forth in Sections 5.7(a) through 5.7(d) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Section 704 of the Code. The Regulatory Allocations may not be consistent with the manner in which the Holders intend to allocate Profit and Loss or make Company Distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Holders so as to eliminate the effect of the Regulatory Allocations and thereby to cause the respective Capital Accounts of the Holders to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Holders anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Holders so that the net amount of the Regulatory Allocations and such special allocations to each such Holder is zero. In addition, if in any Taxable Year or other period there is a decrease in Company Minimum Gain, or in Holder Nonrecourse Debt Minimum Gain, and application of the minimum gain chargeback requirements set forth in Sections 5.7(a) or 5.7(b) would cause a distortion in the economic arrangement among the Holders, the Holders may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.8 Tax Allocations.

(a) Except as provided in Sections 5.8(b) and 5.8(c), for federal, state and local income tax purposes, each item of income, gain, loss or deduction shall be allocated among the Holders in the same manner and in the same proportion that the corresponding book items have been allocated among the Holders' respective Capital Accounts.

(b) In accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Holders so as to take account of any variation between the adjusted basis of such asset

for federal income tax purposes and its initial Book Value. Such allocations shall be made using any reasonable method specified in Treasury Regulations Section 1.704-3 as the Board determines. In the event the Book Value of any Company asset is adjusted pursuant to Section 4.5, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. Such allocation shall be made based on any reasonable method specified in Treasury Regulations Section 1.704-3 as the Board determines.

(c) In the event that any other contribution, distribution or allocation made pursuant to this Agreement would (but for this Section 5.8(c)) cause a Holder to not ultimately receive cumulative distributions consistent with the amounts allocated to such Holder for federal and applicable state and local income tax purposes, the Company shall, to the extent possible and solely for federal and applicable state and local income tax purposes, allocate its future income, gains, losses, deductions, and credits among the Holders in a manner which shall result in the cumulative federal and applicable state and local income tax allocations to each Holder being as nearly consistent with the cumulative distributions to each Holder as possible, each item of income, gain, loss or deduction shall be allocated among the Holders in the same manner and in the same proportion that the corresponding book items have been allocated among the Holders' respective Capital Accounts.

(d) The Holders and the Company agree to treat the redemption by the Company of the Class A Units owned by Healthcare Ventures, Ltd., described in Section 3.4 and on Schedule A hereto, as a purchase of such Class A Units by Northstar Acquistions from Healthcare Ventures, Ltd. for U.S. federal income tax purposes, which purchase price shall include all cash consideration received by Northstar Acquisitions under Section 3.4. The Company shall allocate to Northstar Acquisitions any and all depreciation and amortization deductions that arise as a result of this purchase. In addition, the Company shall allocate to Northstar Acquisitions any and all depreciation and amortization deductions that arise as a result of the purchase by LPco and GPco of partnership interests in MASS Partnership and Palladium Partnership.

Section 5.9 Section 754 Election. The Company shall elect, pursuant to Section 754 of the Code, to adjust the basis of Company property as permitted and provided in Sections 734 and 743 of the Code. Such election shall be effective solely for Federal (and, if applicable, state and local) income tax purposes and shall not result in any adjustment to the Book Value of any Company asset or to the Holder's Capital Accounts (except as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)*) or in the determination or allocation of Profit or Loss for purposes other than such tax purposes.

ARTICLE VI
MANAGEMENT POWER, RIGHTS AND DUTIES

Section 6.1 Management by the Board.

(a) Board. The business and affairs of the Company shall be managed under the direction of a board of managers (the "Board"). The Board shall consist of three (3) Persons

(the "Board Members") or such greater or lesser number as the Board may determine from time to time. Board Members shall be elected by, and may be removed by, the affirmative vote of the Members holding a majority of the total voting power of the Members entitled to vote thereon. The initial Board Members shall be Cecil F. Fleming, Donald L. Kramer, M.D., and Kenneth J. Klein. At all times, a majority of the Board Members shall be United States residents. The Board shall appoint one of the Board Members as the Chairman of the Board. Board Members may be removed and, upon removal of a Board Member, replaced, only by the affirmative vote or written consent of the Holders of a majority of the total voting power of the Members entitled to vote thereon.

(b) General Powers. The Board shall exercise all powers of the Company. Decisions of the Board within its scope of authority shall be binding upon the Company and each Holder. The Board shall have full, exclusive, and complete discretion, power, and authority, subject to any other provisions of this Agreement or by non-waivable provisions of applicable law, to manage, control, administer, and operate the business and affairs of the Company, and to make all decisions affecting such business and affairs, including, as described in Section 2.7 above.

(c) Term of Office. Board Members shall serve until their resignation, death or removal in accordance with Section 6.1(e) below.

(d) Vacancies. Any vacancy on the Board shall be filled in accordance with Section 6.1(a) above.

(e) Resignation. A Board Member may resign as such by delivering his or her written resignation to the Company at the Company's principal office addressed to the Board. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(f) Compensation. A Board Member shall not be paid compensation by the Company for his, her or its services as such. The foregoing shall not be deemed to limit or restrict the payment of any reasonable compensation or remuneration to any Person in such Person's capacity as an Officer, employee, advisor or consultant to the Company or any agreement or arrangement with the Company which has been approved by the Board.

(g) Reimbursement. The Board Members shall be entitled to be reimbursed for reasonable out of pocket costs and expenses incurred in the course of their service hereunder, including attendance at Board, committee and Member meetings.

(h) Reliance by Third Parties. Any Person dealing with the Company, other than a Holder, may rely on the authority of the Board (or any Officer authorized by the Board) in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement. Every agreement, instrument or document executed by the Board (or any Officer authorized by the Board to execute such agreement, instrument or document) in the name of the Company with respect to any business or property of the Company shall be conclusive evidence in favor of any Person relying thereon or claiming

thereunder that (i) at the time of the execution or delivery thereof this Agreement was in full force and effect, (ii) such agreement, instrument or document was duly executed according to this Agreement and is binding upon the Company, and (iii) the Board or such Officer was duly authorized and empowered to execute and deliver such agreement, instrument or document for and on behalf of the Company.

(i) Meetings of the Board; Actions. Meetings of the Board or any committee thereof shall be held at the principal place of business of the Company or at any other place that a majority of the Board Members shall determine; provided, that all meetings of the Board must be held in the United States. At any meeting, any Board Member or such committee may participate by telephone or similar communication equipment, provided each Board Member or such committee can hear the others, provided, further, that a majority of the Board Members attending the meeting are physically present at such meeting. Persons present by telephone shall be deemed to be present "in person" for purposes hereof. The presence of at least a majority of Board Members shall constitute a quorum for the transaction of business. The Board or such committee also may make decisions, without holding a meeting, by written consent of a majority of the Board Members or such committee required for such decision, with prior notice thereof to all other Board Members or such committee. Minutes of each meeting and a record of each decision shall be kept by a designee of the Board or such committee. Decisions of the Board shall require the approval of the holders of at least a majority of the aggregate number of votes to which all of the Board Members are entitled to vote. Only Board Members shall be entitled hereunder to attend meetings of the Board; provided, however, that a majority of the Board Members present at a meeting may approve the presence of any other Person for all or any portion of such meeting.

(j) Committees. The Board shall have the power and right (but not the obligation) to create and disband committees and to determine the duties, responsibilities, activities and composition thereof.

Section 6.2 Officers.

(a) Designation and Appointment. The Board may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Board), including employees, agents and other Persons (any of whom may be a Member) who may be designated as Officers of the Company, with titles including, but not limited to, "chairman," "chief executive officer," "president," "vice president," "treasurer," "secretary," "general manager," "director," "chief financial officer" and/or "chief operating officer," as and to the extent authorized by the Board. Any number of offices may be held by the same Person. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable. Officers need not be Members or residents of the State of Delaware. Any Officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them. The Board may assign titles to particular Officers. Each Officer shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Board.

The initial Officers of the Company shall be:

Chief Executive Officer	Donald L. Kramer
Chief Financial Officer and Secretary	Kenneth J. Klein

(b) Resignation/Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause at any time by the Board. Designation of an Officer shall not of itself create any contractual or employment rights.

(c) Duties of Officers Generally. The Officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its equity holders under the laws of the State of Delaware.

(d) Chairman. The Chairman shall act as chairman of all meetings of the Members at which he or she is present. Subject to the powers of the Board, the Chairman of the Company shall be in general and active charge of the entire Business and affairs of the Company, and shall be its chief policy-making Officer. In the absence of the Chairman, such duties shall be performed by the Chief Executive Officer. In the absence of the Chairman and the Chief Executive Officer, such duties shall be performed by the President or other Officer of the Company, as designated by the Board.

(e) Chief Executive Officer. The Chief Executive Officer shall direct, coordinate and control the Company's Business and activities and its operating expenses and capital expenditures, and shall have general authority to exercise all the powers necessary for the Chief Executive Officer of the Company, all in accordance with basic policies established by and subject to the control of the Board and the Chairman. In the absence of the Chief Executive Officer, his or her duties shall be performed and his or her authority may be exercised by President or other Officer of the Company, as designated by the Board.

(f) President. The President shall, subject to the powers of the Board and Chief Executive Officer, be the chief administrative officer of the Company and shall have general charge of the business, affairs and property of the Company, and control over its Officers (other than the Chairman or Chief Executive Officer), agents and employees. The President shall see that all orders and resolutions of the Board and the Chief Executive Officer are carried into effect. He or she shall be responsible for the employment of employees, agents and Officers (other than the Chairman and Chief Executive Officer) as may be required for the conduct of the Business and the attainment of the objectives of the Company. Except as otherwise set forth herein, he or she shall have authority to suspend or to remove any employee, agent or Officer (other than the Chairman and Chief Executive Officer) of the Company and, in the case of the suspension for Cause of any such Officer, to recommend to the Board what further action should be taken. In the absence of the President, his or her duties shall be performed and his or her authority may be exercised by the Chief Executive Officer. In the absence of the President and the Chief Executive Officer, the duties of the President shall be performed and his or her

authority may be exercised by the most senior officer of the Company, as designated by the Board. The President shall have such other powers and perform such other duties as may be prescribed by the Board, the chairman or the Chief Executive Officer.

(g) Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and Units. The Chief Financial Officer shall have the custody of the funds and securities of the Company, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Chief Financial Officer shall have such other powers and perform such other duties as may from time to time be prescribed by the Board, the Chairman, the Chief Executive Officer or the President.

(h) Vice President(s). The Vice President(s) shall perform such duties and have such other powers as the Board, the Chairman, the Chief Executive Officer or the President may from time to time prescribe, and may have such further denominations as "Executive Vice President," "Senior Vice President," "Assistant Vice President" and the like.

(i) Secretary. The Secretary shall attend all meetings of the Members, and shall record all the proceedings of the meetings in a book to be kept for that purpose. The Secretary shall keep all documents described in Section 9.1 and such other documents as may be required under the Act. The Secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in this Agreement or from time to time by the Board, the Chairman or the Chief Executive Officer. The Secretary shall have the general duties, powers and responsibilities of a secretary of a corporation. If the Board chooses to appoint an assistant Secretary or assistant Secretaries, the assistant Secretaries, in the order of their seniority, in the absence, disability or inability to act of the Secretary, shall perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board, the Chairman, the Chief Executive Officer or the President from time to time prescribe.

(j) Other Officers. The Board shall have the power to create any additional officers and assign further titles to such additional officers, including without limitation "Chief Operating Officer," "Treasurer," "Assistant Treasurer" and the like.

Section 6.3 Limitation on Authority of Members. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section 6.3 supersedes any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Section 6.3 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

Section 6.4 Meetings of and Voting by Members.

(a) Voting Rights. Notwithstanding anything to the contrary herein, no Person shall be entitled to vote with respect to any Units unless such Person is a Member, the proxy of a Member or an authorized representative of a Member that is not a natural Person. No Member shall have the right to vote on any matter related to the Business and affairs of the Company unless such vote of the Members is required by this Agreement or by the Board. If a vote of the Members is required for any action to be taken by the Company, a meeting for the purpose of taking such vote shall be called by the Board.

(b) A meeting of the Members may be called at any time by the Board. Meetings of Members shall be held at the Company's principal place of business or at any other place designated by the Board. Not less than three (3) nor more than thirty (30) days before each meeting, the Board shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding a majority of the total voting power of the Members entitled to vote shall constitute a quorum. A Member entitled to vote may vote either in person or by written proxy signed by the Member or by his, her or its duly authorized attorney in fact. Persons present by telephone shall be deemed to present "in person" for purposes hereof.

(c) Except as otherwise provided in this Agreement, the affirmative vote of Members holding greater than fifty percent (50%) of the total voting power of the Members shall be required to approve any matter coming before such Members. Subject to Section 6.4(a), each Class A Unit shall entitle the Holder thereof to one vote on all matters to be voted on by the Members. The Class A Members shall collectively exercise a percentage of the total voting power of the Members equal to one hundred percent (100%) minus the percentage of the total voting power held by the Class B Members (the "Class A Voting Power"). The percentage of the total voting power exercised by any Class A Member shall be equal to the Class A Voting Power multiplied by a fraction, the numerator of which shall be the number of Class A Units held by such Class A Member, and the denominator of which shall be the total number of Class A Units then issued and outstanding. Subject to Section 6.4(a), each Class B Unit shall entitle the Holder thereof to one vote on all matters to be voted on by the Members. The Class B Members shall collectively exercise a percentage of the total voting power of the Members equal to one one-thousandth of one percent (0.001%) of the total number of issued and outstanding Class B Units (the "Class B Voting Power"). The percentage of the total voting power exercised by any individual Class B Member shall be equal to the Class B Voting Power multiplied by a fraction, the numerator of which shall be the number of Class B Units held by such Class B Member, and the denominator of which shall be the total number of Class B Units then issued and outstanding.

(d) In lieu of holding a meeting, the Members entitled to vote may vote or otherwise take action by written consent signed by Members holding at least the percentage of the total voting power of the Members that would have been required to approve such action if it were submitted to a vote at a meeting of Members entitled to vote. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Members entitled to vote shall be given to those Members entitled to vote who have not consented in writing, which notice

may be oral, telephonic, via electronic mail, via facsimile or otherwise, notwithstanding the provisions of Section 12.4. Except as otherwise provided in this Agreement, wherever the Act requires unanimous consent to approve or take any action, that consent of the Members may be given in writing.

Section 6.5 Power of Attorney.

(a) Grant of Power. Each Holder constitutes and appoints the Chairman, or in the absence of a Chairman, the Chief Executive Officer or such other Person as shall be determined by the Board, as the Holder's true and lawful attorney in fact, and in the Holder's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) the Certificate of Formation, consistent with the terms of this Agreement;

(ii) all documents (including amendments to the Certificate of Formation) which the attorney in fact deems appropriate to reflect any written amendment, change or modification of this Agreement approved in accordance with Section 12.8 below;

(iii) upon the requisite approval, if any, required elsewhere in this Agreement, any and all other certificates or other instruments required to be filed by the Company under the laws of the State of Delaware or of any other state or jurisdiction, including, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Delaware or as a foreign limited liability company under the laws of any other state;

(iv) one or more applications to use an assumed name; and

(v) all documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation upon the requisite approval required elsewhere in this Agreement.

(b) Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Holder. It also shall survive the Transfer of a Unit, except that if the transferee is approved for admission as a Holder, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the attorney in fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Holder shall be bound by any representations made by the attorney in fact acting in good faith pursuant to this power of attorney, and each Holder hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the attorney in fact taken in good faith under this power of attorney.

Section 6.6 Bank Accounts. All funds of the Company and each of its Subsidiaries may be deposited and maintained in the Company's name in a bank account or accounts of one or more commercial banks, which may or may not bear interest, or may be invested as the Board, in its sole discretion, shall deem advisable. The Board shall determine the institution or institutions

at which the accounts will be opened and maintained, the types of accounts, and the individuals who will have authority with respect to the accounts and the funds therein.

ARTICLE VII
EXCULPATION AND INDEMNIFICATION

Section 7.1 **Performance of Duties; No Liability of Officers**. No Holder shall have any duty to the Company or any Holder of the Company except as expressly set forth herein or in other written agreements. No Holder, Board Member or Officer of the Company shall be liable to the Company or to any Holder for any loss or damage sustained by the Company or to any Holder, unless the loss or damage shall have been the result of gross negligence, fraud or intentional misconduct by the Holder, Board Member or Officer in question or, in the case of a Board Member or an Officer, breach of such Person's duties to the Company. In performing his or her duties, each such Person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions to Holders might properly be paid) of the following other Persons or groups: one or more Officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or the Board; or any other Person who has been selected with reasonable care by or on behalf of the Company, or the Board in each case as to matters which such relying Person reasonably believes to be within such other Person's competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Act. No Holder or Officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Holder, Board Member or Officer of the Company or any combination of the foregoing.

Section 7.2 **Transactions Between the Company and the Holders**. Notwithstanding that it may constitute a conflict of interest, the Holders, the Board Members, the Officers or their respective Affiliates may engage in any transaction (including, the purchase, sale, lease or exchange of any property or the rendering of any service or the establishment of any salary, other compensation or other terms of employment) with the Company so long as such transaction is approved by the Board in its sole discretion.

Section 7.3 **Right to Indemnification**. Subject to the limitations and conditions as provided in this Article VII, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that such Person, or a Person of which such Person is the legal representative, is or was a Member, Board Member or Officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar

taxes and punitive damages), fines, settlements and reasonable expenses (including, reasonable attorneys' and experts' fees) actually incurred by such Person in connection with such Proceeding, appeal, inquiry or investigation (each an "Indemnified Loss"), unless such Indemnified Loss shall have been the result of gross negligence, fraud or intentional misconduct by such Person, in which case such indemnification shall not cover such Indemnified Loss to the extent resulting from such gross negligence, fraud or intentional misconduct. Indemnification under this Article VII shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article VII shall be deemed contract rights, and no amendment, modification or repeal of this Article VII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal.

Section 7.4 **Advance Payment**. The right to indemnification conferred in this Article VII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person (other than an Officer of the Company or any of its Subsidiaries thereof in respect of claims by the Company or any of its Subsidiaries thereof against such Officer in such Officer's capacity as such) entitled to be indemnified under Section 7.3 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under this Article VII and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article VII or otherwise.

Section 7.5 **Indemnification of Employees and Agents**. The Company, at the direction of the Board, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 7.3 and 7.4.

Section 7.6 **Appearance as a Witness**. Notwithstanding any other provision of this Article VII, the Company may pay or reimburse reasonable out of pocket expenses incurred by an Officer, employee or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

Section 7.7 **Nonexclusivity of Rights**. The right to indemnification and the advancement and payment of expenses conferred in this Article VII shall not be exclusive of any other right that a Holder, a Board Member, Officer or other Person indemnified pursuant to this Article VII may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

Section 7.8 **Insurance**. The Company may obtain and maintain, at its expense, insurance to protect itself and any Member, Board Member, Officer or agent of the Company

who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VII.

Section 7.9 Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article VII as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated, and to the fullest extent permitted by applicable law.

Section 7.10 Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Holder, Board Member or Officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Holder, Board Member or Officer of the Company. Neither the Holders nor any Board Members shall be required to lend any funds to the Company. Each of the Holders shall only be liable to make payment of its respective Capital Contributions as and when due hereunder and other payments as expressly provided in this Agreement. If and to the extent a Holder's Capital Contribution shall be fully paid, such Holder shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to Holders, be required to make any further contributions. No Holder in his, her or its capacity as a Holder shall have any power to represent, act for, sign for or bind the Board or the Company, and the Holders hereby consent to the exercise by the Board and Officers of the Company of the powers conferred on them by law and this Agreement.

ARTICLE VIII
TAXES

Section 8.1 Tax Returns. The Board shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, and shall cause the Company to make any elections and filings it may deem appropriate and in the best interests of the Members. Each Holder shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed. The Company shall furnish all pertinent information to the Holders that is necessary to determine amounts includable on their tax returns with respect to the Company (including Schedule K-1) not later than 90 days after the end of the Taxable Year or any extension period granted by the relevant authority having jurisdiction over such matters.

Section 8.2 Tax Matters Partner. The "tax matters partner" shall be Northstar Acquisitions (the "Tax Matters Partner"), and such Tax Matters Partner shall also be the "notice partner" within the meaning of Section 6223 of the Code. The Tax Matters Partner is authorized to represent the Company before the Internal Revenue Service and any other governmental

agency with jurisdiction, and to sign such consents and to enter into settlements and other agreements with such agencies as the Board deems necessary or advisable. Promptly following the written request of the Tax Matters Partner, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the Tax Matters Partner for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Partner in connection with any administrative or judicial proceeding (i) with respect to the tax liability of the Company and/or (ii) with respect to the tax liability of the Holders in connection with the operations of the Company. The provisions of this Section 8.2 shall survive the termination of the Company or the termination of any Holder's interest in the Company and shall remain binding on the Holders for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the Federal income taxation of the Company or the Holders.

Section 8.3 Reserves. The Board may from time to time establish such reasonable cash reserves as it shall reasonably determine.

ARTICLE IX
COVENANTS OF THE COMPANY

Section 9.1 Maintenance of Books. The Company shall keep, or cause to be kept, complete and accurate books and records of accounts of the Company in accordance with United States generally accepted accounting principles and shall keep minutes of the proceedings of its Members and the Board. The books of the Company (other than books required to maintain Capital Accounts) shall be kept on the accrual method of accounting in accordance with United States generally accepted accounting principles, consistently applied. Each of the following shall be maintained at the principal business office of the Company: (i) a current list of the full name and last known business address of each Holder, setting forth the Capital Contribution each Holder contributed or has agreed to contribute, and the date on which each Holder became a Holder, (ii) a copy of this Agreement and all amendments hereto (and executed copies of all powers of attorney pursuant to which this Agreement or any amendment has been executed), (iii) a copy of the Certificate and all amendments thereto (and executed copies of all powers of attorney pursuant to which the Certificate or any amendment has been executed), (iv) copies of the Company's Federal, state and local income tax returns and reports, if any, for the three (3) most recent Taxable Years, (v) the financial statements of the Company for the three (3) most recent Taxable Years, and (vi) all other records required to be maintained pursuant to the Act.

Section 9.2 Accounting Year. The accounting year of the Company for tax and financial reporting purposes shall be the Taxable Year of the Company.

Section 9.3 Financial Statements and Other Reports. The Company will maintain, and cause each of its Subsidiaries to maintain, a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with United States generally accepted accounting principles.

ARTICLE X
TRANSFERS AND OTHER EVENTS

Section 10.1 Transfer of Units.

(a) Subject to any additional restrictions or provisions to the contrary contained in this Agreement and/or any other agreement between a Holder and the Company (including, without limitation, Section 10.1(b)), a Holder shall have the right to sell, assign, transfer, pledge or otherwise dispose of, whether voluntarily or involuntarily or by operation of law, all or any portion is its, his or her Units or any interest therein and whether directly or indirectly (including without limitation, through the direct or indirect transfer of equity or equity-like interests in any entity directly or indirectly holding Units or any interest therein) (each a "Transfer") in the Company to any Person (an "Assignee") only (i) upon the prior written consent of the Board, or (ii) to such Holder's Affiliates or Subsidiaries, or such Holder's spouse, any of such Holder's lawful issue or any trust, partnership, corporation or other entity exclusively for the benefit of such Holder, Holder's spouse or the lawful issue of the Holder (in either case, a "Permitted Transfer"). Such Permitted Transfer shall be effective upon receipt by the Managing Member of written notice of such Permitted Transfer or on such later date specified in the written notice of such Permitted Transfer. Such written notice shall include, among other things, the terms of the Permitted Transfer and the name and address of the Assignee.

(b) Notwithstanding the provisions of Section 10.1(a), Healthcare Ventures, Ltd. may Transfer any Class B Units held by it if such Transfer involves one hundred percent (100%) of the Class B Units held by Healthcare Ventures, Ltd. and if Healthcare Ventures, Ltd. provides to Northstar Holdco and its Affiliates a right of first refusal on such Class B Units. At least thirty (30) days prior to any such Transfer, Healthcare Ventures, Ltd. shall deliver a written notice (the "Offer Notice") to Northstar Holdco and the Company. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee, the number of Class B Units to be transferred (the "Available Units") and the terms and conditions of the proposed Transfer. Northstar Holdco shall be entitled to purchase all or a portion of the Available Units upon the terms and conditions set forth in the Offer Notice by delivering a written notice (the "Purchase Notice") of such election to Healthcare Ventures, Ltd. and the Company within thirty (30) days of its receipt of the Offer Notice (the "Election Period"). To the extent that Northstar Holdco or its Affiliates do not elect to purchase all of the Available Units, Healthcare Ventures, Ltd. may Transfer the remaining Available Units specified in the Offer Notice at a price and on terms no more favorable to the transferee than specified in the Offer Notice, subject to the terms and conditions in this Agreement. Such Transfer must be completed within thirty (30) days after the expiration of the Election Period, and, if not so Transferred, the Available Units not purchased by Northstar Holdco or its Affiliates shall again be subject to the provisions of this Section 10.1(b). If Northstar Holdco elects to purchase any Available Units hereunder, the Transfer of such Available Units shall be consummated as soon as practicable after its delivery of the Purchase Notice, but in any event within thirty (30) days after the expiration of the Election Period.

Section 10.2 Assignments Generally; Substituted Member.

(a) Transfers. A Transfer, including a Permitted Transfer. to any Person other than the Company shall be valid hereunder only if:

(i) the transferring Holder (the "Assignor") and the Assignee each execute and deliver to the Company such documents and instruments of conveyance as may be requested by the Board to effect such Transfer and to confirm the agreement of the Assignee to be bound by the provisions of this Agreement;

(ii) the Assignor and Assignee provide to the Board the Assignee's taxpayer identification number and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any Distribution otherwise provided for in this Agreement with respect to any interest Transferred until the Board has received such information;

(iii) the Assignor furnishes to the Company (unless waived by the Board) an opinion of counsel, which counsel and opinion shall be reasonably satisfactory to the Board, that (A) the Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940, as amended, (B) the Transfer will not cause the Company to be taxed as a corporation pursuant to Section 7704 of the Code, and (C) either the Units Transferred have been registered under the Securities Act and any applicable state securities laws or the Transfer is exempt from all applicable registration requirements and will not violate any applicable laws regulating the transfer of securities;

(iv) the Assignor furnishes to the Company the certificate issued by the Company representing the Units being Transferred (or such affidavits and indemnities as may be required by the Board in its sole discretion in the absence of such certificate) and all information reasonably required by the Board to issue a replacement certificate to the Assignee; and

(v) in all cases, the Company shall be reimbursed by the Assignor and/or Assignee for all costs and expenses that the Company reasonably incurs in connection with the Transfer.

(b) Rights and Obligations of Assignees and Assignors.

(i) A Transfer by a Holder or other Person shall not itself dissolve the Company or entitle the Assignee to become a Member. Upon the effective date of a Transfer of all of any Holder's Units, such Holder shall have no further rights under this Agreement, and the Company shall remove such Holder from Schedule A.

(ii) A Transfer by a Member shall eliminate the Member's power and right to vote (in proportion to the extent of the Units Transferred) on any matter submitted to the Members for a vote, and, for voting purposes, such Units shall not be counted as outstanding in proportion to the extent of the Units Transferred. If the Transfer is of less than all of the Assignor's Units, the Transfer shall not otherwise

eliminate the Member's entitlement to any rights associated with the Member's remaining interest, including, rights to information, and shall not cause the Member to be released from any liability to the Company solely as a result of the Transfer.

(iii) An Assignee that is not admitted as a Member pursuant to Section 10.2(c) shall be entitled only to the Economic Interest with respect to the Units held thereby and shall have no other rights (including, rights to any information or accounting of the affairs of the Company or to inspect the books or records of the Company) with respect to the interest Transferred. The Assignee shall nevertheless be subject to all of the obligations applicable to a Holder of Units under this Agreement. If the Assignee becomes a Member, the voting and other rights associated with the interest held by the Assignee shall be restored and be held by the Member along with all other rights with respect to the interest Transferred. The Assignee shall have no liability as a Member solely as a result of the Transfer.

(c) Admission of Assignee as Member. Subject to the other provisions of this Article X, an Assignee who is not already a Member may be admitted to the Company as a Member only upon (i) the prior written consent of the Board (which consent may be given or withheld at the Board's sole and absolute discretion) and (ii) satisfaction of all of the following conditions, upon which consent and satisfaction the Assignee shall have, to the extent assigned, the rights and powers, and be subject to the restrictions and liabilities, of a Member under the Act and this Agreement, shall be liable for any obligations of the Assignor to make future capital contributions but shall not be obligated for other liabilities reasonably unknown to the Assignee at the time the Assignee becomes a Member:

(i) The Assignee becomes a party to this Agreement as a Member by executing a counterpart signature page to this Agreement and executing such documents and instruments as the Board may reasonably request as necessary or appropriate to confirm such Assignee as a Member in the Company and such Assignee's agreement to be bound by the terms and conditions of this Agreement;

(ii) The Assignee pays or reimburses the Company for all reasonable legal, filing and publication costs that the Company incurs in connection with the admission of the Assignee as a Member; and

(iii) If the Assignee is not a natural Person of legal majority, the Assignee provides the Company with evidence reasonably satisfactory to the Board of the authority of the Assignee to become a Member and to be bound by the terms and conditions of this Agreement.

(d) Effect of Admission of Member on Assignor and Company. Notwithstanding the admission of an Assignee as a Member, the Assignor shall not be released from any obligations to the Company existing as of the date of the Transfer (other than obligations of the Assignor to make future Capital Contributions), but such admission shall cause an Assignor that is a Member to cease to be a Member with respect to the Units transferred when the Assignee becomes a Member. In any such case, the admission of the Assignee as a Member shall constitute the requisite consent of the Members to continue the Business of the Company

notwithstanding that such admission will cause the termination of the membership of the Assignor with respect to the interest Transferred.

(e) Distributions and Allocations Regarding Transferred Units. Upon any Transfer during any Taxable Year of the Company made in compliance with the provisions of this Article X, Profits, Losses, each item thereof and all other items attributable to such interest for such Taxable Year shall be divided and allocated between the Assignor and the Assignee by taking into account their varying interests during such Taxable Year, using any conventions permitted by law and selected by the Board. All Distributions on or before the date of such Transfer shall be made to the Assignor and all Distributions thereafter shall be made to the Assignee. Solely for purposes of making such allocations and Distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, that if the Company is given notice of a Transfer at least ten (10) business days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer, and provided, further, that if the Company does not receive a notice stating the date such interest was Transferred and such other information as the Board may reasonably require within thirty (30) days after the end of the Taxable Year during which the Transfer occurs, then all such items shall be allocated, and all Distributions shall be made, to the Holder that, according to the books and records of the Company, was the owner of the interest on the last day of the Taxable Year during which the Transfer occurs. Neither the Company nor the Board shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section 10.2(e), whether or not the Company or the Board has knowledge of any Transfer of any interest.

Section 10.3 Required Amendments; Continuation. If and to the extent any Assignee is admitted as a Member pursuant to Section 10.2, the Unit Register, set forth as Schedule A hereto, shall be amended to admit such Assignee as a Member and to reflect the elimination of the Assignor (or the reduction of such Member's Units) and (if and to the extent then required by the Act) an amendment to the Certificate reflecting such admission and elimination (or reduction) shall be filed in accordance with the Act. The admission of any substitute Member pursuant to this Article X shall be deemed effective on the effective date of such amendment to Schedule A to this Agreement.

Section 10.4 Resignation. No Member shall have the right to resign or withdraw as a Member without the prior written consent of the Board, which may be given or withheld in its sole and absolute discretion. Any Member that resigns without the consent of the Board in contravention of this Section 10.4 shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the resignation of such Member, and such Member shall be entitled to receive the Fair Market Value of his, her or its Units (less such damages) as of the date of his, her or its resignation (or, if less, the Distributions payable as to his, her or its Units pursuant to Section 5.4 as of the date of the occurrence of a liquidation or other winding up of the Company), as conclusively determined by the Board, only promptly following the occurrence of a liquidation or other winding up of the Company.

Section 10.5 Tag-Along and Drag-Along Rights.

(a) Tag-Along Rights. If any of the Class A Holders obtains from a Person with whom such Class A Holder is dealing at arm's length (a "Third Party") a bona fide offer to purchase, directly or indirectly, more than twenty percent (20%) of the total number of Class A Units then issued and outstanding pursuant to an agreement entered into with Northstar Acquisitions, and the Class A Holder is willing and able to accept such offer, or, in the case of an indirect purchase, pursuant to a non-exempt take-over bid for Northstar Healthcare in respect of which Northstar Healthcare proposes to enter into a support agreement with such Person (each, a "Third Party Offer"), then it shall be a condition of any acceptance of the Third Party Offer or the support agreement, as applicable, that the Class A Holders shall also obtain from the Third Party a bona fide offer (the "Tag Along Offer") addressed to the Class B Holders to purchase that number of Class B Units which bears the same proportion to the total number of issued and outstanding Class B Units as the number of Class A Units offered to be purchased pursuant to the Third Party Offer bears to the total number of issued and outstanding Class A Units. The Holder receiving the Third Party Offer shall give written notice to each Class B Holder not less than twenty (20) calendar days prior to consummating the transactions contemplated by the Third Party Offer, providing a summary of the terms and conditions of the Third Party Offer, advising the Class B Holders of the Tag Along Offer and stating the price that shall be paid to Class B Holders in respect of any Class B Units sold pursuant to this Section 10.5(a), as determined by the Board. The Tag-Along Offer shall contain general terms and conditions (other than price) comparable to the general terms and conditions (other than price) set forth in the Third Party Offer, except that the obligations of the Third Party under the Tag Along Offer may be conditioned upon the consummation of the transactions contemplated in the Third Party Offer. The Tag Along Offer shall be irrevocable and shall be open for acceptance by the Class B Holders for ten (10) Business Days after the date on which the Tag Along Offer is delivered to the Class B Holders. The price to be paid to the Class B Holders in respect of the Class B Units to be sold pursuant to this Section 10.5(a) shall be based upon and shall fairly reflect the rights of the Class B Units in relation to the rights of the Class A Units, including the rights to Distributions and the priorities thereon. Such price shall be conclusively determined by the Board in its reasonable discretion and good faith, and the Class A Holders, Class B Holders and Third Party shall be bound thereby. For the purposes of this Section 10.5(a), an offer to purchase shares of common stock of Northstar Healthcare or Northstar Holdco shall be deemed an indirect offer to purchase Class A Units or Common Units, as the case may be.

(b) Drag-Along Rights. In connection with the sale by the Class A Holders or an indirect sale (pursuant to an agreement to which Northstar Healthcare is party), of more than ten percent (10%) of the total issued and outstanding Class A Units of the Company to a Third Party (each, a "Third Party Sale"), the Class A Holders or Northstar Healthcare shall have the right to require the Class B Holders to sell, to the Third Party, that number of Class B Units which bears the same proportion to the total number of issued and outstanding Class B Units as the number of Class A Units being sold pursuant to the Third Party Sale bears to the total number of issued and outstanding Class A Units. The Holder making the Third Party Sale shall give written notice to each Class B Holder not less than twenty (20) calendar days prior to consummating the Third Party Sale, providing a summary of the terms and conditions of the Third Party Sale, advising the Class B Holders of its election to exercise its Drag-Along Rights pursuant to this Section 10.5(b) and stating the price to be paid to the Class B Holders in respect of the Class B Units required to be sold pursuant to this Section 10.5(b), as determined by the Board. The sale of Class B Units pursuant to this Section 10.5(b) shall be on general terms and

conditions (other than price) comparable to the general terms and conditions (other than price) of the Third Party Sale, except that the obligation of the Third Party to purchase Class B Units may be conditioned upon the consummation of the Third Party Sale. The price to be paid to the Class B Holders in respect of the Class B Units to be sold pursuant to this Section 10.5(b) shall be based upon and shall fairly reflect the rights of the Class B Units in relation to the rights of the Class A Units, including the rights to Distributions and the priorities thereon. Such price shall be conclusively determined by the Board in its reasonable discretion and good faith, and the Class A Holders, Class B Holders and Third Party shall be bound thereby. For the purposes of this Section 10.5(b), the sale of shares of common stock of Northstar Healthcare or Northstar Holdco shall be deemed an indirect sale of Class A Units or Common Units, as the case may be.

Section 10.6 Negotiation Right. Any Class B Member shall have the right (the "Negotiation Right") at any time after the second anniversary of the Effective Date (but not more than one time in any six (6) calendar month period), to submit to the Board a request in writing (a "Request") that the Company enter into good faith negotiations with such Class B Member to purchase for cancellation all or any portion of the Class B Units of the Company owned by such Class B Member. Upon delivery of a Request by a Class B Member, the Company shall be required to use its best efforts to negotiate with such Class B Member to purchase for cancellation, all or a portion of such Class B Member's Class B Units, at a price equal to the sum of (x) the Fair Market Value of the Class B Units subject to the Request, plus (y) the Fair Market Value of a number of Northstar Acquisitions Class B Units held by such Class B Holder having an equivalent relative Economic Interest (based on the aggregate Economic Interest of all issued and outstanding Northstar Acquisitions Class B Units) in Northstar Acquisitions as the Economic Interest of the Class B Units subject to the Request. Such Class B Member's exercise of its Negotiation Right hereunder shall be subject to the following terms and conditions:

(a) The Negotiation Right may only be exercised if, on the date of the Request, none of the Company, Northstar Healthcare, Northstar Acquisitions or their respective Affiliates or Subsidiaries (i) is in default of any material obligation under the Repurchase Agreement, any credit facility, any guaranty or any indemnity provided by the Company to any Person, (ii) is in default of any material obligation for any Indebtedness other than Indebtedness to Affiliates, or (iii) would be in default of any material obligation under the Repurchase Agreement or under any Indebtedness (other than Indebtedness to Affiliates) as a result of the Class B Member's exercise of its Negotiation Right and the Company's repurchase of Class B Units pursuant to such exercise. No Class B Holder may exercise its Negotiation Right if, on the date of the Request, any notice with respect to Tag-Along Rights or Drag-Along Rights, pursuant to Section 10.5, has been delivered to any Class B Holder.

(b) If, within sixty (60) days following its receipt of a Request, (i) the Company does not use its best efforts to negotiate the purchase for cancellation of the Class B Units that were the subject of the Request, or (ii) the Company has used its best efforts to negotiate the purchase for cancellation of the Class B Units that were the subject of the Request, but has failed to agree with the Class B Member on a purchase price for such Class B Units, or (iii) the Company has offered to purchase such Class B Units, and the Class B Member has accepted such offer, but the purchase pursuant to such offer does not close within ninety (90) days of the date of the Company's receipt of the Request for a reason other than the Company's inability to proceed for reasons other than reasons relating to the United States federal or state

securities laws (such 60th or 90th date, as the case may be, the "Enhancement Date"), such Class B Member shall be entitled to request an Enhanced Distribution in respect of the Class B Units that are the subject of the Request (the "Enhanced Class B Units"), pursuant to the terms and conditions set forth in Section 5.5.

(c) The Negotiation Right may be exercised, in the manner provided herein, prior to the second anniversary of the Effective Date in the event that any of Northstar Healthcare, Northstar Holdco, Northstar Acquisitions or the Company undergoes a Change of Control.

Section 10.7 **Enhancement Date Redemption Right**. The Company shall have the right (the "Redemption Right"), exercisable at any time and from time to time following any Enhancement Date, to purchase for cancellation all or a portion of the Enhanced Class B Units pursuant to the terms and conditions set forth herein. The Class B Members holding Enhanced Class B Units shall be required to sell to the Company (upon the Board's delivery of a notice (the "Redemption Notice") to such Class B Members requesting that they sell all or a portion of their Enhanced Class B Units) such number of Enhanced Class B Units as are set forth in the Redemption Notice. The Company's Redemption Right shall be on the following terms and conditions:

(a) The price that will be paid to each Class B Member on behalf of the Enhanced Class B Units purchased by the Company pursuant to this Section 10.7 shall be equal to the sum of (x) the Fair Market Value of such Enhanced Class B Units subject to the Redemption Notice, plus (y) the Fair Market Value of a number of Northstar Acquisitions Class B Units held by such Class B Holder having an equivalent relative Economic Interest (based on the aggregate economic interest of all issued and outstanding Northstar Acquisitions Class B Units) in Northstar Acquisitions as the Economic Interest of the Enhanced Class B Units subject to the Redemption Notice (the "Redemption Purchase Price").

(b) The Redemption Purchase Price shall be payable to each Class B Member in cash on the date specified for the redemption in the Redemption Notice; provided, however, that such date shall not be later than thirty (30) days following the Class B Members' receipt of the Redemption Notice.

(c) The Company's Redemption Right may only be exercised if, on the date specified in the Redemption Notice for the consummation of the redemption, none of the Company, Northstar Healthcare or their respective Affiliates or Subsidiaries (i) is in default of any material obligation under the Repurchase Agreement, (ii) is in default of any material obligation for any Indebtedness other than Indebtedness to Affiliates, or (iii) would be in default of any material obligation under the Repurchase Agreement or under any Indebtedness (other than Indebtedness to Affiliates) as a result of the Class B Member's exercise of its Negotiation Right and the Company's repurchase of Class B Units pursuant to such exercise.

Section 10.8 **Change in Business Form**. The Board may convert the Company into another form of legal entity (including a corporation) at any time, and in which event all or a portion of the Units may either be combined into a single class or type of equity and/or the rights and preferences of all or a portion of the classes or types of equity may be preserved as nearly as

possible under such new structure, in each case provided that unless Members holding a majority of each adversely affected type or class of equity approve otherwise, the Fair Market Value of each type or class of equity interest as of immediately following such change received by each Holder shall be no less than the Fair Market Value of the equity interest exchanged therefor as of immediately prior to such change (ignoring, for purposes hereof, any change in value resulting from a change in the tax status of the Company). Each Holder shall take and shall cause its Affiliates to take all action reasonably requested by the Board to effectuate any such restructuring and each Holder shall not take and shall cause its Affiliates not to take any actions that could delay, hinder or otherwise impede any such restructuring.

Section 10.9 Change in Structure. The Board may change the manner in which Membership Interests and other Units in the Company are denominated (e.g. as percentage interests, units of a class or otherwise), and may create one or more new classes or types of equity and cause or permit all or certain of the Holders to exchange or convert their Units into such new classes or types; in each case, provided, that unless Members holding a majority of each adversely affected type or class of equity approve otherwise, the Fair Market Value of each type or class of equity interest and the rights, preferences and privileges thereof (including rights to Distributions) as of immediately following such change received by each Holder thereof shall be no less than the Fair Market Value of the equity interest exchanged therefor as of immediately prior to such change. Each Holder shall take and shall cause its Affiliates to take all action reasonably requested by the Board to effectuate any such redenomination, exchange or conversion and each Holder shall not take and shall cause its Affiliates not to take any actions that could delay, hinder or otherwise impede any such redenomination, exchange or conversion.

Section 10.10 No Appraisal Rights. To the extent the Holders are required to sell Units of the Company pursuant to any provision of this Agreement, the Holders required to sell their Units shall be deemed to have voted for such sale, and waived any appraisal rights (or similar rights) that may be available to such Holder pursuant to the Act. No Holder shall be entitled to any appraisal rights with respect to such Holder's Units, whether individually or as part of any class or group of Holders, in the event of a merger, a consolidation, a sale of the Holder's Units pursuant to any provision in this Agreement, a sale of all or substantially all of the Company's assets, or any other similar transaction involving the Company or its securities.

Section 10.11 Void Assignment. Any Transfer by any Holder in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a Holder.

Section 10.12 Registration of Unit Issuance and Transfer; Issuance of Certificate(s).

(a) The Company shall maintain in physical form the Unit Register, set forth as Schedule A hereto, for the purpose of evidencing the issuance and Transfer of Units. No issuance or Transfer of Units shall be effective until such issuance or Transfer is registered on Schedule A in the manner provided in subsections (b) and (c) of this Section 10.13.

(b) In respect of each issuance of Units (whether by original issuance or upon a Transfer), Schedule A shall be inscribed to show the name of the Holder, the date of issue, the type and number Units issued, the identifying number(s) and dates of the certificate(s) issued to represent the ownership of the issued Units, and such other information as may be relevant to record in connection with such issuance.

(c) In respect of each Transfer, Schedule A shall be inscribed to show the name of the transferor, the name of the transferee, the date of the Transfer, the type and number of Units being transferred, the dates and the identifying number(s) of the certificate(s) representing the Units subject to the Transfer in whole or in part, and such other information as may be relevant to record in connection with such Transfer.

(d) Upon registration of an original issuance of Units, the Company shall issue and deliver to the Holder of such Units a certificate representing such Units as provided in Section 3.6 of this Agreement.

(e) Upon the Transfer in accordance with Article X of this Agreement of any or all of a Holder's Units, the transferor shall deliver the certificates evidencing such Units to the Company for cancellation (indorsed on the reverse side or on a separate document) and, upon the Company's registering the Transfer and the inscription of the transferred Units in the name of the Transferee on Schedule A, the Company in accordance with Section 3.6 of this Agreement shall issue and deliver one or more certificates to the transferee for such Units being transferred and, if applicable, cause to be issued to the transferor one or more certificates in accordance with Section 3.6 of this Agreement representing Units that were represented by a canceled certificate and that are not being transferred; provided, however, that the Company shall have no duty to register the Transfer unless the requirements of Section 8-401 of Article 8 are satisfied.

ARTICLE XI
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 11.1 Dissolution. The Company shall be dissolved and its affairs shall be wound up on the first to occur of the following:

(a) a determination of the Board; and

(b) the entry of a decree of judicial dissolution of the Company pursuant to the Act.

The death, retirement, resignation, expulsion, incapacity, bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 11.2 Liquidation and Termination. On dissolution of the Company, the Board shall act as liquidator or may appoint one or more Members as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final Distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense.

Until final Distribution, the Board shall continue to operate the Company's properties with all of the power and authority of the Board. The steps to be accomplished by the Board are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator(s) shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(b) The Board shall cause the notice described in the Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder.

(c) The Board shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine).

(d) The balance, if any, of the Company's remaining assets shall be distributed to the Holders in accordance with Section 5.4; provided, that it is the Members' intent that, after giving effect to all allocations of Profit or Loss for the current and all prior Taxable Years of the Company under Section 5.6, Holders' positive Capital Account balances shall be in proportion to the amounts to be distributed pursuant to this Section 11.2(d). In furtherance thereof, notwithstanding the provisions of Section 5.6, items of income, gain, deduction and loss for the final Taxable Year of the Company shall be allocated to the Holders' Capital Accounts in such a manner that the Holders' positive Capital Account balances shall be, to the nearest extent possible, immediately prior to the Distribution pursuant to this Section 11.2(d), in such proportion. Distributions pursuant to this Section 11.2(d) shall be made by the end of the Taxable Year of the Company during which the liquidation occurs (or, if later, 90 days after the date of the liquidation).

The Board shall cause only cash, evidences of indebtedness and other securities to be distributed in any liquidation. The Distribution of cash and/or property to a Member in accordance with the provisions of this Section 11.2 constitutes a complete return to such Member of its Capital Contributions and a complete Distribution to the Member of its interest in the Company and all the Company's property and constitutes a compromise to which all Holders have consented within the meaning of the Act. The Distribution of cash and/or property to a Holder who is not a Member in accordance with the provisions of this Section 11.2 constitutes a complete Distribution to such Holder of its interest in the Company and all the Company's property and constitutes a compromise to which all Holders have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 11.3 Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article XI, in the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), the Company's assets shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be

wound up. Instead, the Company shall be deemed to have contributed its assets to a newly created limited liability company in exchange for such company's assumption of the Company's liabilities and equity interests in such new company. Immediately thereafter, the Company shall be deemed to have distributed the new limited liability company equity interests to the Holders in accordance with their Capital Accounts.

Section 11.4 Deficit Capital Accounts. Notwithstanding any custom or rule of law to the contrary, to the extent that any Member has a deficit Capital Account balance, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

Section 11.5 Cancellation of Certificate. On completion of the distribution of Company assets as provided herein, the Company is terminated, and shall file a certificate of cancellation with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to Section 2.1 and take such other actions as may be necessary to terminate the Company.

Section 11.6 Suspension of Negotiation Right. Upon the occurrence of any event of dissolution set forth in Section 11.1, the Class B Members shall not be able to exercise their Negotiation Right pursuant to Section 10.6.

ARTICLE XII
GENERAL/MISCELLANEOUS PROVISIONS

Section 12.1 Offset. Whenever the Company is to pay any sum to any Holder, any amounts that such Holder owes to the Company may be deducted from that sum before payment; provided, that the full amount that would otherwise be distributed shall be debited from the Holder's capital account pursuant to Section 4.1.

Section 12.2 Waiver of Certain Rights. Each Holder irrevocably waives any right it may have to demand any Distributions or withdrawal of property from the Company or to maintain any action for dissolution of the Company or for partition of the property of the Company.

Section 12.3 Indemnification and Reimbursement for Payments on Behalf of a Holder. If the Company is obligated to pay any amount to a governmental agency (or otherwise makes a payment) because of a Holder's status or otherwise specifically attributable to a Holder (including federal, state or local withholding taxes imposed with respect to any issuance of Units or other interests to a Holder or any payments to a Holder, federal withholding taxes with respect to foreign Persons, state personal property taxes, state personal property replacement taxes, state unincorporated business taxes, etc.), then such Holder (the "Indemnifying Holder") shall indemnify the Company in full for the entire amount paid (including any interest, penalties and expenses associated with such payments). At the option of the Board, either:

(a) promptly upon notification of an obligation to indemnify the Company, the Indemnifying Holder shall make a cash payment to the Company equal to the full amount to be indemnified (provided that the amount paid shall not be treated as a Capital Contribution), or

(b) the Company shall reduce Distributions that would otherwise be made to the Indemnifying Holder, until the Company has recovered the amount to be paid by the Indemnifying Holder under this Section 12.3 (provided that the amount of such reduction shall be deemed to have been distributed for all purposes of this Agreement).

An Indemnifying Holder's obligation to make contributions to the Company under this Section 12.3 shall survive the termination, dissolution, liquidation and winding up of the Company and, for purposes of this Section 12.3, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Indemnifying Holder under this Section 12.3, including instituting a lawsuit to collect such contribution with interest calculated at the prime rate as published in the *Wall Street Journal* from time to time plus five percentage points per annum (but not in excess of the highest rate per annum permitted by law).

Section 12.4 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement must be in writing and shall be deemed delivered: (i) upon delivery if delivered in person; (ii) three (3) business days after deposit in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested; (iii) upon transmission if sent via telecopier, or electronic mail, with a confirmation copy sent via overnight mail, provided, that confirmation of such overnight delivery is received; or (iv) one (1) business day after deposit with a national overnight courier provided that confirmation of such overnight delivery is received. All notices, requests and consents to be sent to a Holder must be sent to or made at the address (or facsimile number) given for that Holder on Schedule A, or such other address (or facsimile number) as that Holder may specify by notice to the Company and to the other Holders. Any notice, request or consent to the Company or the Board must be given to the Board at the Company's principal executive offices, with a copy to Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M56 2M6, Canada; Attention: Stephen Pincus; facsimile: (416) 979-1234. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 12.5 Public Announcements. No Holder shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the Board, unless such party has been advised by counsel in writing that such disclosure is required by applicable law. To the extent reasonably feasible, any press release or other announcement or notice regarding the transactions contemplated by this Agreement shall be made by the Board or any other party designated by the Board.

Section 12.6 Entire Agreement. This Agreement and all other written agreements among the Company, the Holders and their respective Affiliates and Subsidiaries, relating to the Company, constitute the entire agreement among the Company and the Holders relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written, except as may be contained in written agreements governing the provision of services and/or equity participation of any Person.

Section 12.7 **Effect of Waiver or Consent**. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person hereunder or with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default hereunder or with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute of limitations period has run.

Section 12.8 **Amendment or Modification**. This Agreement and any provision hereof may be amended or modified from time to time only by a written instrument adopted by the Board; provided, however, that (a) except as otherwise expressly provided herein, an amendment or modification (i) reducing a Holder's Units or other interest in Distributions in a manner which is disproportionately adverse to such Holder relative to the rights of other Holders in respect of Units of the same class or type, (ii) increasing a Holder's Capital Contribution, (iii) increasing any other obligation of a Holder to the Company in respect of any Units in a manner which is disproportionately adverse to such Holder relative to such obligations of other Holders in respect of Units of the same class or type, or (iv) compelling the Company's redemption, repurchase or exchange of the Holder's Units, or otherwise compelling a Holder to Transfer its Units, shall in each case be effective only with that Holder's consent and (b) an amendment or modification reducing the required interest for any consent or vote in this Agreement shall be effective only with the consent or vote of Members having the interest theretofore required.

Section 12.9 **Severability**. Should any provision of this Agreement be held to be enforceable only if modified, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon each Member with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The Members further agree that any court or arbitrator is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the Members as embodied herein to the maximum extent permitted by law. The Members expressly agree that this Agreement as so modified shall be binding upon and enforceable against each of them. If one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been set forth herein.

Section 12.10 **Successors and Assigns**. Except as otherwise provided herein, this Agreement is binding on and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, administrators, executors, successors and permitted assigns.

Section 12.11 **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional

documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

Section 12.12 **Notice to Members of Provisions**. By executing this Agreement, each Member acknowledges that it has actual notice of (a) all of the provisions hereof (including the restrictions on transfer set forth in Article X) and (b) all of the provisions of the Certificate.

Section 12.13 **Remedies**. The Company and the Members shall be entitled to enforce their rights under this Agreement, specifically (a) to recover damages by reason of any breach of any provision of this Agreement (including costs of enforcement) and (b) to exercise any and all other rights at law or at equity existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement (and thus waive as defense that there is an adequate remedy at law), and that the Company or any Member may in his, her or its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation or threatened violation of the provisions of this Agreement.

Section 12.14 **Third Parties**. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or entity, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 12.15 **GOVERNING LAW**. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE EXCLUDING ANY CHOICE OR CONFLICT OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any provision of the Certificate or any mandatory provision of the Act, the applicable provision of the Certificate or the Act shall control. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

Section 12.16 **Counterparts**. This Agreement may be executed in multiple counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument. The parties hereto confirm that any facsimile copy of an executed counterpart of this Agreement (or its signature pages) will be deemed to be an executed original thereof.

Section 12.17 **Consent to Jurisdiction.** Each Member irrevocably submits to the non exclusive jurisdiction of the United States District Court for the District of Delaware and the state courts of the State of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each Member further agrees that service of any process, summons, notice or document by U.S. certified or registered mail to such Member's respective address set forth on Schedule A (or such other address as that

Member may specify by notice pursuant to Section 12.4 to the Company and to the other Members) shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Member irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the District of Delaware or the state courts of the State of Delaware, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

Section 12.18 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement.

Section 12.19 Expenses. The Company shall pay or reimburse all out of pocket fees, costs and expenses incurred by Northstar Healthcare Inc. in connection with the negotiation and execution of this Agreement and other agreements relating to financing and initial operation of the Company.

Section 12.20 Time of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular business day.

Section 12.21 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company and the Members have executed this Agreement as of the date first set forth above.

INITIAL MEMBERS:

NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer"*
Name: Donald L. Kramer, M.D.
Title: President

HEALTHCARE VENTURES, LTD.
by: HEALTHCARE VENTURES MANAGEMENT CORP., its sole General Partner

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer"*
Name: Donald L. Kramer, M.D.
Title: President

COMPANY:

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer"*
Name: Donald L. Kramer, M.D.
Title: President

SCHEDULE A

Preferred Holders

Name and Address	No. Units	Capital Contribution	Member or Economic Owner	Certificate No.
Northstar Healthcare Acquisitions, LLC	10,000	$1,000,000.00	Member	

____

____

Facsimile: _______________

Class A Holders

Name and Address	No. Units	Capital Contribution	Member or Economic Owner	Certificate No.
Northstar Healthcare Acquisitions, LLC	87,500	$119,865,826.32	Member	

____

____

Facsimile: _______________

Class B Holders

Name and Address	No. Units	Capital Contribution	Member or Economic Owner	Certificate No.
Healthcare Ventures, Ltd.	12,500	$17,123,689.47	Member	

____

____

Facsimile: _______________

Attached hereto are copies of any and all prior versions of this Schedule A, which have each been superseded by this Schedule A as last amended on May 17, 2007 in accordance with the terms of this Agreement and which have been attached to this Schedule A only for purposes of showing the historical ownership of the equity interests of the Company.

SCHEDULE B

RESTRUCTURING STEPS

The following will occur in the following order on or prior to the Effective Date:

1. The Northstar Subco Operating Agreement will be amended and restated to provide that its capital will consist of an unlimited number of Northstar Subco Preferred Units, an unlimited number of Northstar Subco Class A Units and an unlimited number of Northstar Subco Class B Units.

2. Northstar Acquisitions will subscribe for, and Northstar Subco will issue to Northstar Holdco, 10,000 Northstar Subco Preferred Units for $1 million. Northstar Holdco will pay this subscription price by issuing to Northstar Subco a $1 million demand non-interest bearing promissory note (the "Subco Note").

3. Northstar Acquisitions will contribute its interests in Northstar LPco and Northstar GPco to Northstar Subco in consideration for the issuance by Northstar Subco to Northstar Acquisitions of 9,686 Northstar Subco Class A Units and 12,500 Northstar Subco Class B Units.

4. Northstar Acquisitions will transfer the 9,686 Northstar Subco Class A Units and 12,500 Northstar Subco Class B Units to Healthcare Ventures, Ltd. and Healthcare Ventures, Ltd. shall be deemed to have made the entire contribution to Northstar Subco attributed to Northstar Acquisitions in respect of such units.

5. The Northstar Acquisitions Operating Agreement will be amended and restated to provide that (i) its capital will consist of an unlimited number of Northstar Acquisitions Common Units, an unlimited number of Northstar Acquisitions Preferred Units, an unlimited number of Northstar Acquisitions Class A Units and an unlimited number of Northstar Acquisitions Class B Units; and (ii) Healthcare Ventures, Ltd. will exchange its existing interests in the capital of Northstar Acquisitions into 1 Northstar Acquisitions Common Unit and 12,500 Northstar Acquisitions Class B Units.

The following transactions will occur in the following order on the Effective Date:

1. Northstar Holdco will subscribe for, and Northstar Acquisitions will issue to Northstar Holdco, 97,032 Northstar Acquisitions Class A Units. In payment of this subscription price, Northstar Holdco will issue a promissory note to Northstar Acquisitions in the principal amount of $97,032,000 (the "Subscription Note").

2. Northstar Healthcare will complete a public offering of 12,087,698 common shares, raising Cdn$148,074,300.50. After paying underwriters' fees and certain other transaction expenses, Northstar Healthcare will have $123,365,826.62.

3. Northstar Healthcare will contribute $26,333,826.32 to Northstar Holdco as proceeds for the subscription for, and Northstar Holdco will issue to Northstar Healthcare, 26,334 additional Holdco Common Shares. Northstar Holdco will, after paying the remaining

expenses of the offering of approximately $2,500,000, contribute the remaining $23,833,826.32 to Northstar Acquisitions as proceeds for the subscription of 11,100 Acquisitions Preferred Units (as to $11,100,000) and 12,734 Acquisitions Common Units (as to 12,733,826.32), and Northstar Acquisitions will issue to Northstar Holdco 11,100 Acquisitions Preferred Units and 12,734 Acquisitions Common Units.

4. Northstar Healthcare, Northstar Holdco and others will enter into the Repurchase Agreement, pursuant to which, *inter alia*, Northstar Healthcare will purchase from Northstar Holdco and Northstar Holdco will sell to Northstar Healthcare, the 97,032 Northstar Acquisitions Class A Units for $97,032,000.

5. Northstar Holdco will pay $97,032,000 to Northstar Acquisitions in full repayment and cancellation of the Subscription Note.

6. Northstar Acquisitions will pay $1,000,000 to Northstar Subco in full repayment of the Subco Note and will contribute $119,865,826.32 to Northstar Subco as subscription proceeds for, and Northstar Subco will issue to Northstar Acquisitions, 87,500 Northstar Subco Class A Units.

7. Northstar Subco will redeem, and Healthcare Ventures, Ltd. will transfer, the 9,686 Northstar Subco Class A Units owned by Healthcare Ventures, Ltd. for $13,269,026.32, subject to a price adjustment in the event that the Over-Allotment Option is exercised, as more specifically described in Step 9 of Exhibit "B".

8. Northstar Subco will contribute $105,712,837 to Northstar LPco as subscription proceeds for, and Northstar LPco will issue to Northstar Subco, 105,713 additional common membership units of Northstar LPco. Northstar Acquisitions will contribute $1,883,963 to Northstar GPco as subscription proceeds for, and Northstar GPco will issue to Northstar Subco, 1,884 additional common membership units in Northstar GPco.

9. Northstar LPco and Northstar GPco will complete the transactions contemplated by the Palladium Partnership Interests Purchase Agreement.

10. Northstar LPco and Northstar GPco will complete the transactions contemplated by the Kirby Partnership Interests Purchase Agreement.

11. Northstar Healthcare will purchase for cancellation, and Donald L. Kramer, M.D. (or the registered holder thereof) shall sell, the one Common Share of Northstar Healthcare held by Donald L. Kramer, M.D. (or the registered holder thereof) for its issue price and such share shall be cancelled.

12. Northstar Acquisitions will purchase for cancellation, and Healthcare Ventures, Ltd. will sell, the one Acquisitions Common Unit held by Healthcare Ventures, Ltd. for $100 and such unit shall be cancelled.

13. Healthcare Ventures, Ltd. will make available to Northstar Subco a five-year senior, secured line of credit in the aggregate amount of $5,000,000.

14. Healthcare Ventures, Ltd. will provide cash collateral of $5,000,000 as required to support the hedging arrangements of Northstar Healthcare.

SCHEDULE C

FORM OF UNIT CERTIFICATE

Certificate No.:_________ ● Units

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

THIS IS TO CERTIFY THAT ● is the owner of ● fully paid and non-assessable ● Units of Northstar Healthcare Subco, L.L.C. (the "Company"), transferable only on the books of the Company by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed. Transfer of these ● Units is subject to restrictions in the Operating Agreement/Company Agreement/Regulations for the Company.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT DATED AS OF MAY 17, 2007, AMONG THE COMPANY AND THE COMPANY'S MEMBERS, AS AMENDED AND MODIFIED FROM TIME TO TIME. A COPY OF SUCH LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its duly authorized officer(s), dated as of the _____ day of __________, _______.

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

By: ____________________________
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: ____________________________
Name: Donald L. Kramer, M.D.
Title: President

GOODMANS\\5449311.1

RECEIVED
2007 JUL 26 A 11:

Material Change Report
May 22, 2007

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Northstar Healthcare Inc.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027
USA

Item 2 Date of Material Change

June 5, 2007

Item 3 News Release

A press release was issued on June 5, 2007 in Toronto, Ontario and disseminated across Canada by CNW Group. A copy of the press release is attached hereto as Schedule "A".

Item 4 Summary of Material Change

On June 5, 2007, Northstar Healthcare Inc. (the "**Company**") announced that the underwriters of the Company's initial public offering had exercised their over-allotment option to purchase 1,813,154 additional common shares of the Company at a purchase price of $12.25 per share, for gross proceeds of $22,211,136. The net proceeds of the over-allotment option were used by the Company to indirectly acquire an additional 15% partnership interest in The Palladium for Surgery – Houston.

The Offering was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and which also included CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

Item 5 Full Description of Material Change

For a full description of the material change, see the press release attached hereto as Schedule "A".

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact:

Donald L. Kramer, M.D.
Chief Executive Officer
713.355.8614
DKramer@Northstar-Healthcare.com

Item 9 Date of Report

June 14, 2007

SCHEDULE "A"

NORTHSTAR HEALTHCARE INC.

ANNOUNCES CLOSING OF OVER-ALLOTMENT OPTION

TORONTO, CANADA – June 5, 2007 – Northstar Healthcare Inc. (TSX:NHC) ("Northstar") announced today that the underwriters of Northstar's initial public offering this morning exercised their over-allotment option to purchase 1,813,154 additional common shares at a purchase price of $12.25 per share, for gross proceeds of $22,211,136. The net proceeds of the over-allotment option were used by Northstar to indirectly acquire an additional 15% partnership interest in The Palladium for Surgery – Houston.

On May 17, 2007, Northstar completed its initial public offering of 12,087,698 common shares. The offering, which raised gross proceeds of C$148,074,300, was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and which also included CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

Northstar is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Northstar indirectly holds a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites, two ambulatory surgery centres located in Houston. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Goodmans LLP is legal counsel to Northstar in connection with the transaction, with U.S. legal representation from Kaye Scholer LLP and Cokinos, Bosien & Young P.C. Borden Ladner Gervais LLP is legal counsel to the underwriters, with U.S. legal representation from Shearman & Sterling LLP and Gardere Wynne Sewell LLP.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. The securities are being offered only by means of a prospectus. Accordingly, this press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's

regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. *There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.*

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

-30-

For further information, contact:

Donald L. Kramer, M.D.
Chief Executive Officer
713.355.8614
DKramer@Northstar-Healthcare.com

Partnership Agreement of Palladium For Surgery Houston, Ltd.
May 25, 2007

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

THE PALLADIUM FOR SURGERY – HOUSTON, LTD.

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT ("Agreement") of THE PALLADIUM FOR SURGERY – HOUSTON, LTD., a Texas limited partnership (the "Partnership"), is dated effective the 17th day of May, 2007, among the undersigned: (i) General Partner; and (ii) each of the Persons who sign this Agreement under the caption "Physician Limited Partners", "Special Limited Partners" and "Non-Physician Limited Partners" on the signature page of this Agreement (all as defined below). This Agreement has been entered into following the filing of the Certificate of Conversion (converting the limited liability partnership known as The Palladium for Surgery - Houston, LLP into the Partnership) on February 6, 2007 with the Texas Secretary of State.

ARTICLE I
DEFINITIONS

The following definitions shall be applied for all purposes herein, unless otherwise expressly indicated to the contrary by the context.

"Additional Limited Partner" shall mean a Person admitted to the Partnership as a Limited Partner pursuant to Section 12.1 hereof.

"Adjusted Capital Account Deficit" means, with respect to any Limited Partner, the deficit balance, if any, in such Limited Partner's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) increase such Capital Account by any amounts which such Partner is obligated to restore pursuant to this Agreement or obligated to restore under any relevant provision of the Allocation Regulations; and (ii) decrease the Capital Account by the amount of any items described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treas. Reg. §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith; provided, however, that for purposes of determining the Adjusted Capital Account Deficit for any Limited Partner, such Limited Partner, solely for purposes hereof, shall not be treated as obligated to contribute any principal amounts unpaid with respect to a Promissory Note executed by such Limited Partner.

"Adjusted Property" means any property contributed to the Partnership and any property the value of which has been adjusted by the General Partner pursuant to the Allocation Regulations.

"Adjusted Value" means, with respect to any Adjusted Property, the fair market value of such property as determined by the General Partner at the time such property became an Adjusted Property.

"Affiliate" shall mean any Person that directly or indirectly controls, is controlled by or is under common control with the Person in question. As used in this definition, "control" means

the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" shall mean this Agreement of Limited Partnership, as it may be amended or restated from time to time.

"Allocation Regulations" means Treas. Reg. §1.704-1(b) as such regulations may be amended and in effect from time to time and any corresponding provisions of succeeding regulations.

"ASC" means a facility licensed by the State of Texas Department of State Health Services as an ambulatory surgery center which performs surgeries not requiring an overnight stay.

"Available Cash" shall mean, at the time of determination, all Partnership receipts derived from the conduct of the Partnership's business (excluding Capital Contributions, loans by the Partners to the Partnership, and proceeds from the sale of all or substantially all of the Partnership's assets) reduced by (i) such amount as is necessary to pay the current operating expenses and debt service of the Partnership, and (ii) such reserves for the reasonable needs of the Partnership's business as the General Partner shall determine, including reserves for replacements, capital improvements and additions.

"Book-Tax Disparities" means, with respect to an Adjusted Property, as of any date of determination, the difference between the Carrying Value of such Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 4.4 hereof, and such balance had the Capital Account been maintained strictly in accordance with tax accounting principles.

"Business Day" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the federal government or the State of Texas shall not be a Business Day.

"Capital Account" shall mean the capital account maintained for a Partner pursuant to Section 4.4 hereof.

"Capital Contribution" of any Partner shall mean the cash or other property actually contributed to the Partnership by such Partner.

"Carrying Value" means: (a) with respect to any Partnership property other than an Adjusted Property, the adjusted basis of such property for federal income tax purposes as of the time of determination, and (b) with respect to an Adjusted Property, the Adjusted Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions taken into account with respect to such property for purposes of computing Net Income and Net Loss as of the time of determination.

"Certificate of Formation" means the certificate of formation of the Partnership as filed with the Secretary of State of the State of Texas, such dated February 6, 2007 as such certificate may be amended or restated from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, and any successor to such statute.

"Control Person" shall mean, with respect to the General Partner, any officer, manager, employee, agent or attorney of the General Partner or an affiliate of the General Partner.

"*Defaulting Partner*" has the meaning set forth in Section 4.9.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"For Cause" shall mean, with respect to Owner/Employees, notwithstanding anything to the contrary contained in any employee manual or employment agreement of the General Partner, the Partnership, Partnership or any affiliate of the General Partner and for purposes of this Agreement only, as grounds for termination of a respective Owner/Employee's employment shall mean the occurrence of any of the following events as determined in the sole, but reasonable, judgment by the General Partner:

(a) an Owner/Employee's breach of such Owner/Employee's duties, or failure to perform such duties, as assigned to such Owner/Employee;

(b) Owner/Employee's willful and material breach of any provision of this Agreement after notice of breach has been provided to Owner/Employee and Owner/Employee has failed to cure such breach within ten (10) days;

(c) Owner/Employee's dishonesty, fraud or misconduct with respect to the business or affairs of the Partnership;

(d) Owner/Employee's gross negligence or willful misconduct in the performance, or intentional nonperformance of any of his duties or responsibilities as an employee;

(e) Owner/Employee's undermining or refusal to uphold, promote and enforce the policies and procedures of the Partnership after notice of such deficiency has been provided to Owner/Employee and Owner/Employee fails to cure any such deficiency with ten (10) days;

(f) Owner/Employee's sexual harassment of or sexual misconduct towards fellow employees, vendors, customers or other personnel with whom Owner/Employee may interact in the performance of his/her duties;

(g) Owner/Employee's continuing failure to follow express reasonable directions or guidance provided by his or her superiors or to achieve reasonable goals and objectives set by his/her superiors for Owner/Employee;

(h) Owner/Employee's Bringing disrespect or dishonor to the Partnership through the actions of Employee; or

(i) A substantial and adverse change in the Partnership's business condition.

In addition to the grounds for the For Cause termination set forth above, Owner/Employee may also be terminated for "Extreme Cause" such determined in the sole but reasonable discretion of General Partner. Extreme Cause shall be determined by General Partner, and shall include (but not be limited to):

(a) Owner/Employee's conviction by a trial court (or a guilty plea or a plea of nolo contendere) of involvement in any crime (whether a misdemeanor or felony) involving fraud, bribery, embezzlement or theft or in any crime to the extent that such crimes impacts the active conduct of the Partnership or its Affiliates (e.g., bribing a government official, a customer or potential customer, perjury, etc.).; or

(b) The Owner/Employee's breach of the confidentiality, non-disclosure or non-competition provisions of this Agreement.

"Facility" means the ASC located at 4120 Southwest Freeway, Suite 230, Houston, Texas 77027, known as The Palladium for Surgery – Houston, Ltd., including any extension, expansion or contraction or relocation thereof.

"GAAP" means Generally Accepted Accounting Principles, being the accepted accounting principals in the United States, as approved from time to time by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board or any successor institute, applicable as of the date such calculation is made or required to be made.

"General Partner" shall mean Northstar Healthcare General Partner, L.L.C., a Delaware limited liability company, or its successors or assigns.

"General Partner Interest" means the Partnership Interest held by the General Partner in its capacity as General Partner hereunder, but not any Partnership Interest represented by LP Units that the General Partner may hold.

"Income/Procedure Test" means that pursuant to the April 2001 Advisory Opinion issued by the Office of the Inspector General promulgating the Safe Harbors to the Federal Anti-Kickback statute applicable to multi-specialty Ambulatory Surgery Centers [42 CFR §1001.952(r)] ("Safe Harbors") as adopted as well by the State of Texas under the Texas Patient Solicitation Act [Tex. Occ. Code Ann., Section 102.001 et seq.] and the Texas Workers Compensation anti-kickback rules [28 Tex. Admin. Code, Section 180.25], each Physician Limited Partner (excluding a Physician Limited Partner who becomes disabled or dies) must: (i) derive at least one-third (1/3rd) of his/her/its medical practice income from all sources for the previous fiscal year or previous 12-month period from performance of procedures on the list of Medicare-covered procedures for ambulatory surgical centers in accordance with regulations issued by the Department of Health and Human Services; and (ii) have performed in the Facility

at least one-third (1/3rd) of his or her annual cases (measured in terms of numbers of such) (hereinafter "Annual Cases") that are on the list of Medicare-covered procedures for ambulatory surgical centers; provided, however, for purposes of this Agreement, to promote the continued viability of the Facility, and to ensure an adequate safety margin for the Partnership as to a Partner's continuous compliance with the regulatory minimums, the 12-month test referred to in (i) above shall be applied every 6 months, and the annual test in (ii) above shall be three-fourths (3/4ths), as applied only to the number of outpatient cases and not as to income (the "Enhanced Threshold"), rather than one-third (1/3rd), which is the safe harbor minimum. The foregoing Enhanced Threshold shall not include those cases in which the Physician Limited Partner is required to perform such at another ASC or hospital if (1) the Facility is not reasonably equipped to provide the required services or cannot at the time of any such case, provide the required services, (2) the third party payor or the health insurance company provides no payment for the called for services to be performed at the Facility for the patient in question, (3) referring physician patterns preclude the performance of such case at the Facility, (4) the case cannot be performed at the Facility due to scheduling, operational or staffing issues at the Facility, (5) where the patient initiates a request of his/her own volition to have the procedure done by the Physician Limited Partner in a tertiary care hospital or at an ASC attached to a tertiary care hospital; or (6) where the deductible or co-insurance due from the patient due to limitations in "out of network" benefits, results in the patient objecting to a procedure being done at the Facility on account of the increased costs of a procedure at an "out of network" facility. If any governmental or regulatory authority determines that the Enhanced Threshold is unenforceable, then the amount of one-third (1/3rd) will be substituted for such Enhanced Threshold and this definition will be so modified and the Income/Procedure Test shall be fully enforceable as if set forth herein by the parties in the modified form. However, a Physician Limited Partner may include in the Income/Procedure Test calculation, medical procedures and cases performed by other physicians where the professional services billings of such other physicians are done under the name of the Physician Limited Partner in question, although they were not the treating physician, but only to the extent the treating physician is not a partner in the Company or otherwise operate under a lease agreement or a use agreement or a derivation thereof.

"Indemnitee" shall mean the Limited Partners, the General Partner and its Control Persons, agents, (including, without limitation, its attorneys) and any Person who is or was serving at the request of the Partnership acting through the General Partner as director, officer, manager, member, partner, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise.

"Limited Partner" means the Person(s) admitted to the Partnership as original, additional or substituted Limited Partners as reflected in this Agreement. A Limited Partner who has assigned his/her LP Units to an assignee shall remain a Limited Partner until such assignee is admitted as a Substituted Limited Partner pursuant to Article XII. The Limited Partners shall be comprised of "Physician Limited Partners", the "Special Limited Partner" and the "Non-Physician Limited Partners". As used herein, the term "Limited Partner" and "Limited Partners" shall mean each Person, both individually and collectively, that is a Limited Partner.

"Liquidator" means the Person designated pursuant to Section 14.3 hereof.

"LP Units" shall mean a Partnership Interest of a Limited Partner (or assignee) representing such fractional part of the Partnership Interests of all Limited Partners (or their assignees) as shall be determined by the General Partner; provided that each LP Unit at any time Outstanding shall represent the same fractional part of the Partnership Interests of all Limited Partners (or their assignees) as each other LP Unit, in which case the Partnership Interest represented by an LP Unit of such partnership interests shall be determined in accordance with such designations, preferences and special rights) and, in any event, subject to such federal income tax allocations as may be required pursuant to Section 704(c) of the Code. All (100%) of the LP Units shall constitute a ninety-nine (99%) percent ownership of Partnership Interests by the Limited Partners.

"Majority Interest of Physician Limited Partners" means the Physician Limited Partners holding more than 50% of the Partnership Interests held by all Physician Limited Partners.

"Majority Interest of the Non-Physician Limited Partners" means the Non-Physician Limited Partners holding more than 50% of the Partnership Interests held by all Non-Physician Limited Partners.

"Medical Board" means a board of three (3) Persons, all of whom shall be Physician Limited Partners, one of whom is elected by the Majority Interest of Physician Limited Partners and two of whom are elected by a Majority Interest of the Non-Physician Limited Partners. A representative of the General Partner shall be entitled to attend and participate in any meeting of the Medical Board as a fourth member, but the General Partner's representative shall have no voting rights as to the Medical Board on which its representative shall serve as a non-voting ex officio member only. See also Section 6.1(e).

"Net Agreed Value" means (a) in the case of any property contributed to the Partnership, the fair market value of such property reduced by any indebtedness either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner, the fair market value of such property at the time of such distribution reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"Net Book Value" means the difference between the Partnership's tangible assets (with no value for goodwill, future earnings or other intangibles) and liabilities as recorded on the latest financial statements for the Partnership, prepared in accordance with GAAP.

"Net Income" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain over the Partnership's items of loss and deduction for such taxable period, as such items are determined in accordance with the principles set forth in Section 4.4 hereof.

"Net Loss" means, for any taxable period the excess, if any, of the Partnership's items of loss and deduction over the Partnership's items of income and gain for such taxable period, as such items are determined in accordance with the principles set forth in Section 4.4 hereof.

"Non-Physician Limited Partners" means collectively: Donald L. Kramer Family, Ltd., a Texas limited partnership, or its successors or assigns; Jason Fisher; Brad Kovnat and Stephanie

Victorian. Jason Fisher, Brad Kovnat and Stephanie Victorian shall, for purposes of Article XI, also be referred to as *"Owner/Employees"*.

"Operations Committee" means the committee formed by the Partnership to oversee the management of the business affairs of the Facility. See also Section 6.1(f).

"Outstanding" means with respect to LP Units, all LP Units shown to be outstanding on the books and records of the Partnership except any such LP Units held by the Partnership.

"Partner" means the General Partner and any type of Limited Partner. In the event a Limited Partner is an entity, then all references to such in the first person shall equally apply, as the case may be.

"Partner's Borrowing Rate" means the highest lawful rate of interest at which the General Partner, or any of its Affiliates, borrow funds from third-party lenders (including points or other financing charges or fees).

"Partnership" means The Palladium for Surgery – Houston, Ltd., a Texas limited partnership, formed upon the filing of the Certificate of Conversion with the Secretary of State of Texas, as such limited partnership may from time to time be constituted.

"Partnership Interest" means the ownership interest of a Partner in the Partnership.

"Percentage Interest" means: (a) one (1%) percent with respect to the General Partner; and (b) ninety-nine (99%) percent with respect to the Limited Partners.

"Person" means an individual, estate, corporation, partnership, limited liability company, trust, unincorporated organization, association or other entity.

"Physician Limited Partners" means Limited Partners who are physicians or podiatrists (excluding Dr. John Moragne) and who therefore must meet the Qualified Investor criteria and are subject to the Income/Procedure Test. The foregoing determinations are subject to a Super Majority Vote, as set forth herein. The Special Limited Partner and Non-Physician Limited Partners are specifically not included as a Physician Limited Partners. In the event that a Physician Limited Partner is not an individual, then each beneficial owner of such Physician Limited Partner, in his or her individual capacity, shall join in the execution of this Agreement, evidencing each such person's agreement to be bound and obligated for all of Physician Limited Partner's representations, warranties, covenants, terms and conditions contained herein, as if each such beneficial owner were a Physician Limited Partner himself/herself. The beneficial owner shall treated as the Physician Limited Partner for all purposes of this Agreement, including, but not limited to the Income/Procedure Test, the Retiring Partner definition and the provisions of Section 7.5 hereof. The sole beneficial owner of an entity Physician Limited Partner shall be responsible for meeting the foregoing provisions.

"Promissory Note" means any authorized loan to the Partnership by a Partner or third-party.

"Purchase Price" has the meaning set forth in Section 11.3.

"Qualified Investor" means an individual who meets each and every one of the following:

(a) such individual has not provided nor received remuneration in return for the referral of a patient to any Person, including a Partner or the Partnership, unless such remuneration is permitted under the Fraud and Abuse Statute and the Texas Patient Solicitation Act,

(b) the terms on which such individual's investment interest in the Partnership was offered was not related to the previous or expected volume of referrals, services furnished, or the amount of business otherwise generated from such individual to the Partnership,

(c) neither the Partnership nor any other Partner (or other individual or entity acting on behalf of the Partnership or any Partner) has loaned funds to, or guaranteed a loan for such individual of which such individual used any part to obtain such individual's investment interest in the Partnership,

(d) the amount of payment to such individual in return for his or her investment in the Partnership shall be directly proportional to the amount of the Capital Contribution of such individual,

(e) to the extent such individual is a Physician Limited Partner, such individual must treat patients receiving medical benefits or assistance under any federal health care program in a nondiscriminatory manner,

(f) to the extent such individual is a Physician Limited Partner, such individual must be duly licensed or otherwise authorized to practice medicine in Texas and is in good standing with any regulatory body authorized to supervise or license the practice of medicine,

(g) to the extent such individual is a Physician Limited Partner, such individual must be board certified or board eligible in his or her respective medical practice specialty and such individual continues to maintain all required professional credentials and meet all continuing education requirements necessary to retain such board certification or eligibility (Provided, however, notwithstanding the aforementioned, Karen Dickerson, M.D. shall not be required to be board certified or board eligible),

(h) to the extent such individual is a Physician Limited Partner, such individual must obtain and maintain medical malpractice and other liability insurance in such amounts as may from time to time be required by the Partnership,

(i) to the extent such individual is a Physician Limited Partner, such individual must be eligible to participate in Medicare under Title XVIII of the Social Security Act, and in Medicaid under Title XIX of the Social Security Act, or other applicable State law pertaining to Title XIX of the Social Security Act; the Partnership may, at its option, perform periodic checks of the excluded provider lists maintained by federal and state agencies to determine whether each Limited Partner is eligible to participate in the programs described above,

(j) to the extent such individual is a Physician Limited Partner, such individual must comply with the Income/Procedure Test.

(k) to the extent such individual is a Physician Limited Partner, such individual must obtain and maintain in good standing active medical staff privileges at a hospital in the Harris County and/or Fort Bend County, Texas area,

(l) such individual must not have been convicted of any felony offense under the laws of the State of Texas or similarly designated serious offense of any other jurisdiction; a violation of this requirement will be deemed to have occurred upon the rendering of a conviction by any court of competent jurisdiction, irrespective of whether such finding will be appealable; provided, however, that if the individual is pardoned, or any appeal is pursued and the conviction is subsequently overturned, then such individual will not be disqualified under this requirement,

(m) such individual's authorization, execution, delivery, and performance of this Agreement does not cause a legal conflict with any other agreement or arrangement to which such individual is a party or by which such individual is legally bound,

(n) such individual must maintain his or her primary residence in Texas,

(o) such individual will comply with the applicable requirements of the Texas Patient Solicitation Act.

"Recapture Income" means any gain recognized by the Partnership (but computed without regard to any adjustment required by Section 734 or 743 of the Code) upon the disposition of any property or asset of the Partnership that is treated as ordinary income because such gain represents the recapture of ordinary deductions previously taken for federal income tax purposes with respect to such property or assets.

"Residual Gain" or *"Residual Loss"* means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of an Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 5.2 hereof to eliminate Book-Tax Disparities.

"Retiring Partner" means a Physician Limited Partner who, in any twelve month period, does not perform (other than due to circumstances beyond such Physician Limited Partner's control, specifically including, but not limited to, items (1) through (3) under the definition of Income Procedure Test set forth herein) at least seventy-five (75%) percent of the number of procedures at the Facility that he or she performed at the Facility for the twelve month period preceding the execution of this Agreement ("Base Period"). However, a Physician Limited Partner may include in his/her Income/Procedure Test calculation, medical procedures and cases performed by other physicians where the professional services billings of such other physicians are done under the name the Physician Limited Partner in question, although they were not the treating physician, but only to the extent the treating physician is not a partner in the Company or otherwise operate under a lease agreement or a use agreement or a derivation thereof.

"Special Limited Partner" means Northstar Healthcare Limited Partner, L.L.C., a Delaware limited liability company, or its successors or assigns.

"Substituted Limited Partner" means a Person admitted to the Partnership as a Limited Partner.

"Super Majority Vote" means the written affirmative consent of each of the following classes of Partners (w) Physician Limited Partners and Non-Physician Limited Partners collectively holding more than 50% of the Partnership Interests held by all Physician Limited Partners and Non-Physician Limited Partners; (x) the General Partner; and (y) the Special Limited Partner.

"TBOC" means, at any time, the Texas Business Organizations Code or, from and after the date of any successor statute becomes, by its terms, applicable to the Partnership, such successor statute, in each case as amended at such time by amendments that are, at that time, applicable to the Partnership. All references to sections of the TBOC include any corresponding provision or provisions of any such successor statute.

"Unrealized Gain" attributable to a Partnership property means, as of any date of determination, the excess, if any, of the fair market value of such property as of such date of determination over the Carrying Value of such property as of such date of determination.

"Unrealized Loss" attributable to a Partnership property means, as of any date of determination, the excess, if any, of the Carrying Value of such property as of such date of determination over the fair market value of such property as of such date of determination.

"Winding-up" means the winding-up and liquidation of the Partnership's business upon its dissolution.

ARTICLE II
GENERAL

2.1 Power of Attorney.

(a) Each Partner hereby constitutes and appoints the General Partner and the Liquidator (and any successor to either thereof by merger, assignment, election or otherwise) with full power of substitution as his or her true and lawful agent and attorney-in-fact, with full power and authority in his or her name, place and stead:

(i) to execute, swear to, acknowledge, deliver, file and record in the appropriate public:

(A) all instruments that the General Partner or the Liquidator deems appropriate or necessary to reflect any amendment, change or modification of this Agreement in accordance with its terms;

(B) all conveyances and other instruments or documents that the General Partner or the Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms hereof;

(C) all instruments relating to the admission or substitution of any Partner pursuant to Article XII; and

(ii) to sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments that the General Partner or the Liquidator deems appropriate or necessary to make, evidence, give, confirm or ratify any vote, consent, approval, waiver, agreement or other action made or given by the Partners hereunder or consistent with the terms hereof and appropriate or necessary, in the sole discretion of the General Partner or the Liquidator, to effectuate the terms or intent hereof.

Nothing herein contained shall be construed to authorize the General Partner to amend this Agreement except in accordance with Article XV or as may be otherwise expressly provided for in this Agreement, or to take any other action in contravention of this Agreement.

(b) The power of attorney granted in Section 2.1(a) hereof is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive the death, incompetency, disability, dissolution, bankruptcy or termination of any Partner and the transfer of all or any portion of his or her Partnership Interest and shall extend to such Partner's heirs, successors, assigns and personal representatives. Each Partner hereby agrees to be bound by any representations made by the General Partner or the Liquidator, acting in good faith pursuant to such power of attorney. Each Partner hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator, taken in good faith under such power of attorney. Each Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of its request therefor, such further designations, powers of attorney and other instruments as the General Partner or the Liquidator deems appropriate or necessary to effectuate this Agreement and the purposes of the Partnership.

2.2 Term.

The Partnership shall continue in existence for ninety-nine (99) years unless sooner dissolved in accordance with Article XIV hereof.

ARTICLE III
PURPOSE

The purpose and business of the Partnership is to own, operate, maintain and improve the Facility, as it may be relocated or expanded from time to time, and to engage in any other business incidental to the foregoing and to engage in any other business that a limited partnership organized under the TBOC may carry on. Except as otherwise set forth in Section 6.1 below, and only upon a Super Majority Vote, may the General Partner on behalf of the Partnership, borrow funds, issue evidences of indebtedness or create liens, security interests or other encumbrances on any portion or all of the Facility.

ARTICLE IV
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

4.1 Capital Contributions.

(a) General Partner. The General Partner has made contributions to the Partnership, the adequacy and sufficiency of which is hereby acknowledged, in exchange for its General Partner Interest. Except as otherwise provided in Section 14.3, the General Partner shall not be required to make any other Capital Contributions to the Partnership. The General Partner Interest is not subject to dilution.

(b) Limited Partners. Each of the Limited Partners have made contributions to the Partnership, the adequacy and sufficiency of which is hereby acknowledged, in exchange for their LP Units. The Limited Partners shall not be required to make any other Capital Contributions to the Partnership.

(c) Special Limited Partner. The Special Limited Partner has purchased its Partnership Interests from the Limited Partners under the Amended and Restated Partnership Interests Purchase Agreement upon the terms and conditions contained therein. Special Limited Partner shall not be required to make any other Capital Contributions to the Partnership. The Special Limited Partner Interest is not subject to dilution.

4.2 Additional Issuances of Partnership Interests.

(a) In order to better utilize the Facility to raise capital for Partnership operations, for capital improvements, to acquire assets, to redeem or retire Partnership debt, or for any other valid Partnership purposes, the General Partner may, upon a Super Majority Vote, cause the Partnership to issue to a Person LP Units in addition to those issued pursuant to Section 4.1 hereof and to admit such Person to the Partnership as an Additional Limited Partner. To the extent approved by a Super Majority Vote, the General Partner may set the consideration for and the terms and conditions with respect to such issuance of LP Units. Provided, however, the ownership interests of the General Partner shall be non-dilutable notwithstanding the sale of additional Partnership Interests to Additional Limited Partners. As provided for in a resolution approved by a Super Majority Vote, the General Partner may cause the Partnership to issue LP Units, with such designations, preferences, participation, or other rights as shall be approved and fixed by the Super Majority Vote, without limitation:

(i) the allocation of items of Partnership income, gain, loss, deduction and credit to such interests;

(ii) the rights of such Partnership Interests to share in Partnership distributions;

(iii) the rights of such Partnership Interests upon dissolution and liquidation of the Partnership;

(iv) the price at which and the terms and conditions upon which such Partnership Interests may be redeemed by the Partnership; and

(v) the right of such Partnership Interests to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interests.

Provided, however, the right of the General Partner to cause the Partnership to issue additional LP Units in the case of LP Units which have been repurchased by the Partnership under Section 11.1 shall not be unreasonably withheld. Upon the issuance of any additional LP Units in accordance with this Section 4, the designations, rights and preferences of which are not identical to the LP Units issued to the Limited Partners existing at the time of formation of the Partnership, the General Partner, with the consent or approval at such time of a Super Majority Vote, may amend any provision of this Agreement and, exercising the power of attorney granted in Section 2.1 hereof, may execute, swear to, acknowledge, deliver, file and record such documents as it determines in its sole discretion to be necessary or appropriate to reflect the issuance of such LP Units and the relative rights and preferences thereof. Each Limited Partner and assignee hereby consents to any such amendment.

(b) The General Partner, if approved by a Super Majority Vote, may cause the Partnership to issue any other type of security (including, without limitation, secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into Partnership Interests, options, rights, warrants or appreciation rights relating to Partnership Interests or any such debt obligations, or any combination of any of the foregoing) at any time and from time to time to the General Partner, the Limited Partners or other Persons on terms and conditions approved by a Super Majority Vote; provided, however, neither the General Partner nor any Affiliate of the General Partner shall acquire such other securities from the Partnership unless a reasonable opportunity is offered to all Limited Partners to purchase their Percentage Interest of such securities on the same terms and conditions as the General Partner and/or its Affiliates.

(c) The General Partner shall do all things it deems to be appropriate or necessary to comply with the TBOC or otherwise advisable in connection with any such future issuance of securities.

4.3 [Intentionally left blank].

4.4 Capital Accounts.

(a) The Partnership shall establish and maintain for each Partner a separate Capital Account. Such Capital Account shall be increased by: (i) the cash amount or Net Agreed Value of all Capital Contributions made by such Partner, and (ii) all items of Net Income and other items of income and gain computed as provided herein and allocated to such Partner pursuant to Section 5.1 hereof, and (iii) the amount of any Partnership liabilities that are expressly assumed by such Partner or that are secured by any Partnership property distributed to such Partner. Such Capital Account shall be decreased by (x) the cash amount or Net Agreed Value of all distributions of cash or property made to such Partner pursuant to this Agreement, (y) all items of Net Loss and other items of loss and deduction computed as provided herein and allocated to such Partner pursuant to Section 5.1 hereof, and (z) the amount of any liabilities of such Partner that are expressly assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership.

(b) For purposes of computing Net Income or Net Loss, each item of income, gain, loss and deduction shall be determined in the same manner as such items are determined for

federal income tax purposes (including any method of depreciation, cost recovery or amortization used for such purpose), subject to the following adjustments:

(i) any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss will be included as an item of income or gain;

(ii) any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Section 705(a)(2)(B) expenditures under Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss, will be included as an item of loss or deduction;

(iii) gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Carrying Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Carrying Value;

(iv) depreciation, amortization and other cost recovery deductions for any property will be computed by reference to the Carrying Value of the property in the manner set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3);

(v) any items which are specially allocated under Section 5.1(c) will not affect calculations of Net Income or Net Loss; and

(vi) any Unrealized Gain or Unrealized Loss resulting from an adjustment in the value of any Partnership property pursuant to this Agreement or the Allocation Regulations will be taken into account as gain or loss from disposition of such property.

(c) Consistent with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or property, the Capital Accounts of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 5.1.

(d) To the extent not otherwise specified in this Section 4.4, the Capital Accounts of the Partners shall be maintained in accordance with the Allocation Regulations as interpreted and applied in the discretion of the General Partner.

(e) In the event any Partnership Interest is transferred in accordance with the terms of this Agreement and such transferee is admitted to the Partnership as a Substituted Limited Partner or General Partner, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Partnership Interest (or portion thereof) transferred.

(f) The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section

1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

4.5 Interest.

No interest shall be paid by the Partnership on Capital Contributions or on balances in Capital Accounts.

4.6 No Withdrawal.

No Partner shall be entitled to withdraw any part of his or her Capital Contribution or his or her Capital Account or to receive any distribution from the Partnership, except as provided in Section 5.3 hereof and Article XIV.

4.7 Loans from Partners.

Partners may make interest bearing loans to the Partnership to provide capital for Partnership operations where so approved by the General Partner and by a Super Majority Vote. Non-interest bearing loans may otherwise be made if approved by the General Partner without any requirement for a Super Majority Vote. Loans from a Partner to the Partnership shall not be considered Capital Contributions. The General Partner or any Affiliate of the General Partner may make loans to the Partnership to preserve the Partnership's assets and goodwill, at the General Partner's sole discretion, without the joinder or agreement of any other person, and such loan or loans shall not be considered Capital Contributions and shall bear interest as provided for herein. Any Partner, General Partner or its Affiliate, as the case may be, may charge interest on any such loans made by it to the Partnership at an interest rate equal to the market rate, not to exceed the maximum allowable rate per annum under Texas law and any such rate shall be deemed to be reasonable and not subject to challenge by any Partner. All Partners shall have the right to participate in such lending on a pro rata basis but shall not have the obligation to do so. In addition, in connection with any loans to the Partnership, the General Partner has full power and authority to execute pledges and mortgages of Partnership property, or grant security interests therein, or liens thereon, which pledges, mortgages, liens and security interests may not provide for cross defaults with other like loans to other Affiliates of the Partnership, unless otherwise approved by a Super Majority Vote.

4.8 Limited Partner Negative Capital Account Balances.

No Limited Partner shall at any time be required to make any contributions to the Partnership to eliminate or reduce any deficit in such Limited Partner's Capital Account.

4.9 Defaulting Partner.

If any Physician Limited Partner (other than a Physician Limited Partner whose Partnership Interests are subject to purchase pursuant to Article XI hereof):

(i) fails to meet the requirements of the Income/Procedure Test, as described in Article I (unless it has been granted a waiver of strict compliance with the Income/Procedure Test by the General Partner) or fails to provide written

documentation to the contrary to the General Partner within fifteen (15) days of such written request; or

(ii) breaches the confidentiality provision contained in Section 8.3 hereof; or

(iii) breaches the non-compete provision contained in Section 7.5 hereof; or

(iv) fails to meet one or more of the requirements of a Qualified Investor; or

(v) shall default under any term or condition of this Partnership Agreement; or

(vi) is guilty of gross misconduct that in the opinion of a majority of the Medical Board and the General Partner adversely affects the Partnership or the operation of the Facility; or

(vii) fails to correct his or her mistreatment of employees or staff at the Facility after notice of such failure from the General Partner, or as determined by the Medical Board, the Physician Limited Partner fails to adhere to the Partnership's policies and procedures after notice of such failure from the General Partner; or

(viii) is suspended, disbarred or excluded from the Medicare or Medicaid programs or any other governmental health care program (a "Government Program"), or a civil monetary penalty, criminal penalty, or other punishment by a Government Program is imposed against Seller;

then, upon the General Partner's motion, all rights of the such Physician Limited Partner (the "Defaulting Partner") as a Partner in the Partnership shall automatically terminate with no further action required by any party to accomplish same, and the following provisions shall apply: (a) No distributions or allocations shall be due to or made following the occurrence of any of (i) - (viii) above, with respect to such Defaulting Partner's Partnership Interest; (b) any amounts paid to such Defaulting Partner during any period of non-compliance by the Defaulting Partner shall be held in a constructive trust for the benefit of the Partnership, with the Defaulting Partner having no interest in such monies; (c) the Partnership shall have the right to redeem the residual Partnership Interest and rights appurtenant thereto, for One Dollar ($1.00). Provided, however, the General Partner, with the concurrence of the Medical Board, may waive any one or more incidences in which a Physician Limited Partner is a Defaulting Partner.

The waiver of or the failure to enforce the foregoing provisions or take any action against any one or more Defaulting Partner(s) shall not constitute a waiver against the future enforcement of any provision of this Agreement against any other Physician Limited Partner, whether a Defaulting Partner or not.

ARTICLE V
ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocation of Net Income or Net Loss for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, Net Income or Net Loss for any taxable year (or portion thereof) shall be allocated among the Partners as follows:

(a) General Rule. After giving effect to the allocations provided in Sections 5.1(b) or (c), Net Income or Net Loss shall be allocated among the Partners in accordance with their respective Percentage Interests.

(b) Allocations Upon Winding-up. During Winding-up, all items of Partnership income, gain, loss and deduction shall be allocated among the Partners first in such a manner as to cause the balances in the Capital Account of the Partners, as adjusted to reflect the allocations provided hereunder, to be in the same ratios as their respective Percentage Interests and thereafter as provided in Section 5.1(a).

(c) Mandatory Allocations. Prior to making any allocations provided above, the following mandatory allocations shall be made:

(i) Minimum Gain Chargeback. If there is a net decrease in Partnership minimum gain (as defined in Treas. Reg. §1.704-2(b)(2)) during a fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such fiscal year (and, if necessary, subsequent years) in the amount and proportions necessary to satisfy the provisions of the Allocation Regulations relating to nonrecourse debt.

(ii) Partner Nonrecourse Debt Minimum Gain Chargeback. After the application of (i) above, but prior to the application for such fiscal year of any other provision of this Section 5.1, if there is a net decrease in Partner nonrecourse debt Minimum Gain (as defined in Treas. Reg. §1.704-2(i)(3)) attributable to a Partner nonrecourse debt during a fiscal year, then any Partner with a share of the Partner minimum gain attributable to such debt at the beginning of such year shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in the amount and proportions necessary to satisfy the provisions of the Allocation Regulations relating to Partner nonrecourse debt.

(iii) Qualified Income Offset. Except as provided in Sections 5.1(c)(i) and 5.1(c)(ii) hereof, in the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Allocation Regulations, the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible.

(iv) Gross Income Allocations. In the event any Partner has an Adjusted Capital Account Deficit, such Partner shall be specially allocated items of Partnership gross income and gain, in the amount of such excess as quickly as possible.

(v) Curative Allocations. The special allocations set forth in Section 5.1(c)(i), (ii), (iii) and (iv) (the "Regulatory Allocations") are intended to comply with the Allocation Regulations. Notwithstanding any other provisions of this Section 5.1, the Regulatory Allocations shall be taken into account in allocating Net Income, Net Loss and other items of income, gain, loss and deduction among the Partners such that, to the extent possible, the net amount of such allocations of Net Income, Net Loss and other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each Partner if the Regulatory Allocations had not occurred.

(vi) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to the Allocation Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners, in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to the Allocation Regulations.

5.2 Allocations for Tax Purposes.

(a) For federal income tax purposes, except as otherwise provided in this Section 5.2, each item of income, gain, loss, deduction and credit of the Partnership shall be allocated among the Partners in the same manner as its corresponding item of "book" income, gain, loss or deduction has been allocated pursuant to Section 5.1 hereof.

(b) In an attempt to eliminate Book-Tax Disparities attributable to any Adjusted Property, items of income, gain, loss, depreciation and cost recovery deductions, attributable to an Adjusted Property shall be allocated among the Partners in a manner consistent with the principles of the regulations under Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof following any adjustments that cause a property to become an Adjusted Property. Any items of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as their corresponding "book" items have been allocated under Section 5.1. The Partnership will use such method as agreed by the General Partner with a Super Majority Vote.

(c) All items of income, gain, loss, deduction, credit and basis allocation recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, such allocations, once made, shall be adjusted as necessary to take into account those adjustments permitted by Sections 734 and 743 of the Code.

(d) Any Recapture Income resulting from the sale or other taxable disposition of any Partnership assets shall be allocated, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 5.2, among the Partners (or their successors in interest) in the same proportions and to the extent such Partners have been allocated or have

claimed any deductions directly or indirectly giving rise to the treatment of such gain as Recapture Income.

(e) Each item of Partnership income, gain, loss, deduction and credit attributable to a transferred Partnership Interest shall be allocated between the transferor and the transferee in such manner as those two parties may reasonably agree, as may be required or permitted by Section 706 of the Code.

5.3 Distributions.

Except as otherwise provided in this Section and Section 14.3 hereof, and subject to any preferences as to distributions of Available Cash attributable to any LP Units or other securities issued by the Partnership pursuant to Section 4.2 hereof, all Available Cash shall be distributed from time to time, among the Partners in accordance with their respective Percentage Interests.

ARTICLE VI
MANAGEMENT AND OPERATION OF BUSINESS

6.1 Management.

(a) Subject to approval by a Super Majority Vote on certain matters as set forth herein, the General Partner shall conduct, direct and exercise full control over all activities of the Partnership. Subject to the powers of the Medical Board, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and the Limited Partners shall not have any right of control or management power over the day-to-day business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement and subject to the other terms of this Agreement, the General Partner shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, including, without limitation:

(i) Acquire or dispose of real or personal property in the ordinary course of business for cash, securities, promissory notes other property, or any combination thereof upon such terms and conditions as the General Partner may, from time to time, determine (including, in instances where the property is encumbered, on either an assumption or a "subject to" basis);

(ii) Cause the Partnership to acquire, own, hold, improve, manage, and lease such property, either alone or in conjunction with others through partnerships, limited partnerships, joint ventures or other business associations or entities;

(iii) Pursuant to the terms of this Agreement, finance the Partnership's activities either with the seller of such property or by borrowing money from third parties, all on such terms and conditions as the General Partner deems appropriate. In instances where money is borrowed for Partnership purposes, the General Partner shall be and hereby is authorized to pledge, mortgage, encumber, and grant security interest in Partnership properties for the repayment of such loans;

(iv) Employ, retain, or otherwise secure or enter into other contracts with personnel or firms to assist in the acquisition, development, improvement, management and general operation of the Partnership properties, including, but not limited to technicians, real estate brokers or agents, supervisory, development and/or management agents and/or companies, attorneys, accountants, and engineers, all on such terms and for such consideration as the General Partner deems advisable;

(v) Maintain insurance for the benefit of the Partnership and the Partners as it deems necessary, and as pursuant to Section 11.1(a);

(vi) Subject to approval by a Super Majority Vote, establish fees charged by the Partnership with respect to services provided at the Facility;

(vii) In accordance with applicable state and federal laws and regulations regarding billing and collection activities, conduct the billing and collection of all amounts charged to patients in connection with services rendered at the Facility and/or form a management agreement for such billing and collection; and

(viii) Take any and all other action which is permitted under the TBOC and which is customary or reasonably related to the acquisition, operation, ownership, development, improvement, management, leasing, and disposition of real, personal or mixed property.

(b) Without a Super Majority Vote, the General Partner may not cause the Partnership to enter into, waive, amend or terminate any agreement with the General Partner or any Affiliate of the General Partner, other than the Management and Cost Sharing Agreement dated as of the Effective Date hereof, between the General Partner and the Partnership ("Management Agreement"). The Management and Cost Sharing Agreement, in the form attached hereto as Exhibit A, has been approved by the Partnership.

(c) Subject to Section 4.2 of this Agreement, each of the Partners hereby agrees that the General Partner shall be authorized to execute, deliver and perform any agreements, acts, transactions and matters in connection with any permitted offering of any kind of Partnership Interests on behalf of the Partnership without any further act, approval or vote of the Partners or the Partnership. The participation by the General Partner in any agreement authorized or permitted hereunder shall not constitute a breach by the General Partner of any debt that it may owe the Partnership or the Limited Partners hereunder or under applicable law.

(d) Each of the General Partner and the Partnership shall provide full disclosure to each Additional Limited Partner, if any, as required pursuant to applicable federal and state securities laws.

(e) Medical Board. The Partnership shall establish a Medical Board to set out and implement the policies and procedures as to the Facility's medical issues required by law to be solely within the control of the medical staff at the Facility and to more generally represent the interests of the Physician Limited Partners. Members of the Medical Board, who shall only be physicians or podiatrists currently utilizing the Facility, shall serve for such terms as determined by the vote of the Physician Limited Partners and the Non-Physician Limited Partners, who shall elect the Medical Board with voting based upon their LP Units, and any of such members may be

removed at any time and without cause by the vote of the Physician Limited Partners and the Non-Physician Limited Partners, with voting based upon their LP Units. The General Partner shall defer to such Medical Board on statutorily or regulatory required medical and healthcare related issues, but not otherwise, with the General Partner at all times controlling and managing all other business affairs and business operations of the Partnership subject to the terms of this Agreement. Nothing contained herein shall give any Limited Partner the authority to manage the business affairs of the Partnership.

(f) Operations Committee. The Partnership shall establish an Operations Committee to monitor the business affairs of the Facility and all other matters not otherwise: (i) the responsibility of the Medical Board, or the General Partner; or (ii) provided for under the Management Agreement. The Operations Committee shall also function as a vehicle by which the Physician Limited Partners and the Non-Physician Limited Partners may express their position to the General Partner. The Operations Committee shall consist of five members. The Physician Limited Partners and the Non-Physician Limited Partners (by majority vote based upon their LP Units) shall elect 45% of the members of the Operations Committee (which shall initially be two) with the General Partner electing 55% of the members (which shall initially be three). In the event the Physician Limited Partners and Non-Physician Limited Partners reduce their collective Percentage Interest, their entitlement to elect a percentage of the members to the Operations Committee shall decrease proportionately and the General Partner's entitlement to elect a percentage of the members shall increase proportionately; provided that in the event the Limited Partners and Non-Physician Limited Partners reduce their collective Percentage Interest to not less than 30% and the Special Limited Partner increases its Percentage Interest to not more than 70% and the size of the Operations Committee remains at five members, the Physician Limited Partners and Non-Physician Limited Partners shall continue to be entitled to elect two members to the Operations Committee and the General Partner shall continue to be entitled to elect three members. Members of the Operations Committee shall serve for such terms as determined by the applicable election vote and any of such members may be removed at any time and without cause by the vote of the parties that so elected them.

6.2 Reliance by Third Parties.

Notwithstanding any other provision of this Agreement, no lender or purchaser, including any purchaser of property from the Partnership or any other Person dealing with the Partnership, shall be required to look to the application of proceeds hereunder or to verify any representation by the General Partner as to the extent of the interest in the assets of the Partnership that the General Partner is entitled to encumber, sell or otherwise use. Any such lender or purchaser shall be entitled to rely exclusively on the representations of the General Partner as to its authority to enter into such financing or sale arrangements and shall be entitled to deal with the General Partner as if it were the sole party in interest therein, both legally and beneficially. Except for any fraudulent or illegal conduct on the part of any lender, purchaser or other person, each Limited Partner and assignee hereby waives any and all defenses or other remedies that may be available against such lender, purchaser or other Person to contest, negate or disaffirm any action of the General Partner in connection with any such sale or financing. In no event shall any Person dealing with the General Partner or its representative with respect to any business or property of the Partnership be obligated to ascertain that the terms hereof have been complied with, or to inquire into the necessity or expedience of any act or action of the General

Partner or its representative. Each contract, agreement, deed, mortgage, security agreement, promissory note or other instrument or document executed by the General Partner or its representative with respect to any business or property of the Partnership shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery thereof this Agreement was in full force and effect, (b) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership, and (c) the General Partner or its representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership.

6.3 Purchase or Sale of Partnership Interests.

The General Partner may cause the Partnership to purchase or otherwise acquire (or may purchase or otherwise acquire on behalf of the Limited Partners) Partnership Interests. As long as such Partnership Interests are held by the Partnership, such Partnership Interests shall not be considered Outstanding for any purpose.

6.4 Compensation and Reimbursement of General Partner.

The Partnership shall reimburse the General Partner for all direct third-party expenses that the General Partner actually incurs in connection with governmental filings for the Partnership not otherwise covered by the Marketing and Cost Sharing Agreement, and not for expenses incurred in connection with monitoring its investment and exercising its voting rights herein. In addition, upon termination of the Marketing and Cost Sharing Agreement, the Partnership shall reimburse the General Partner for all direct third-party expenses that the General Partner actually incurs for the Partnership in accordance with an annual budget, or amendment thereto, for the Partnership as proposed by the General Partner and approved by a Super Majority Vote.

6.5 Outside Activities.

The General Partner and its respective officers, directors, and Affiliates may acquire any assets (in addition to Partnership Interests) and enter into or conduct any business or activity, in addition to the assets acquired by it and/or business conducted by it in connection with the performance by it of the terms of this Agreement or incidental to the acquisition, ownership or disposition of Partnership Interests. The General Partner (and its officers and directors) and its Affiliates may engage in or possess an interest in any business or venture of any nature whatsoever, independently or with others, including ones in competition with the Partnership. See also Sections 6.7 through 6.9 below.

6.6 Indemnification.

Notwithstanding anything herein to the contrary, and without regard for any need for an Approved Budget, the Partnership shall indemnify and hold harmless each Indemnitee as follows:

(a) In any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an Indemnitee was or is a party or is

threatened to be made a party by reason of the fact that such Indemnitee is or was the General Partner, a Control Person serving at the request of the Partnership or the General Partner on behalf of the Partnership in another entity, involving an alleged cause of action arising from the activities of such Indemnitee under this Agreement or from the management of the affairs of the Partnership, or which relates to the Partnership, its property, business or affairs, the Partnership shall indemnify such Indemnitee against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with the defense or settlement of such action, suit, or proceeding, unless such Indemnitee acted: (i) not in good faith; or (ii) in a manner not reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Partnership; provided that the Indemnitee's conduct shall not have constituted gross negligence or willful or wanton misconduct. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that an Indemnitee acted not in good faith and in a manner reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Partnership. The Partnership shall also provide such indemnification in any action, suit or proceeding by or in the right of the Partnership to procure a judgment in its favor; provided that if in such action, suit or proceeding the Indemnitee shall have been adjudged to be liable for gross negligence or willful or wanton misconduct, such indemnification shall be provided only if, and only to the extent that, the arbitrator in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such arbitrator shall deem proper.

(b) Expenses (including attorneys' fees and expenses) incurred in defending any action, suit or proceeding subject to Section 6.6(a) shall be paid by the Partnership in advance of the final disposition of such proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by an arbitrator or otherwise, that the Indemnitee is not entitled to be indemnified by the Partnership as authorized hereunder. The obligation of the Partnership to advance costs and expenses to an Indemnitee may not be waived or altered by the Partnership or by any other Person, and this provision shall be an absolute obligation for the benefit of the Indemnitee.

(c) Any indemnification under Section 6.6(a), unless ordered by an arbitrator, shall be made by the Partnership only as authorized in the specific case and only upon a determination that indemnification of an Indemnitee is proper in the circumstances because such Indemnitee has met the applicable standard of conduct set forth in Section 6.6(a). Such determination shall be made (i) by a vote of a majority of all Partners who at the time of the vote are not named defendants or respondents in the proceeding or (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the board of directors or managers of the General Partner, designated to act in the matter by a majority vote of all directors or managers, consisting solely of two or more directors or managers who at the time of the vote are not named defendants or respondents in the proceeding, or (iii) by special legal counsel selected by the board of directors or managers or a committee thereof by vote as set forth in clause (i) or (ii), or, if such a vote cannot be obtained, selected by a majority vote of all directors or managers of the General Partner. Any such indemnification shall be made only from the assets of the Partnership.

(d) The indemnification provided by this Section 6.6 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement or vote of the Partners as a matter of law or otherwise, both as to action in the Indemnitee's capacity as the General Partner, a director, manager, officer, employee or agent of the General Partner or a Person serving at the request of the Partnership and to action in another capacity. Such indemnification shall continue as to an Indemnitee who has ceased to serve in such capacity, and shall, inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of such Indemnitee.

(e) The Partnership may purchase and maintain insurance on behalf of any one or more Indemnitees and other Persons as the General Partner shall determine against any liability that may be asserted against or expense that may be incurred by such Person in connection with the activities of the Partnership, whether or not the Partnership would have the power to indemnify such Person against such liability hereunder.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of this Section 6.6.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.6 because the Indemnitee had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms hereof, so long as Indemnitee made previous full disclosure to the Partnership of its interest in the transaction.

(h) The provisions of this Section 6.6 are for the benefit of the Indemnitees and their heirs, successors, assigns, administrators and personal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

6.7 Liability of General Partner.

The General Partner shall be liable to the Partnership and the Limited Partners for gross negligence or willful or wanton misconduct, but neither the General Partner nor any of its Control Persons shall be liable to the Partnership, the Limited Partners or Persons who have acquired interests in the Partnership Interests, whether as Limited Partners, assignees or otherwise, for errors in judgment or for any acts or omissions, made, taken or omitted in good faith and that the General Partner (or any of its Control Persons) reasonably believe are in or not opposed to the best interest of the Partnership, unless such errors in judgment, acts or omission constitute gross negligence or willful or wanton misconduct. The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith. The General Partner will owe a duty of loyalty and a duty of care to the Partnership. However, the General Partner shall not owe a fiduciary duty to the Partnership or to any Partner. Further, a General Partner will not have liability for loss of income from or depreciation in the value of the property that was retained in the form that the General Partner received it.

6.8 Resolution of Conflicts of Interest.

Unless otherwise expressly provided herein, (i) whenever a conflict of interest exists or arises between (x) the General Partner or any of its Affiliates, on the one hand, and (y) the Partnership or any Limited Partner, on the other hand, or (ii) whenever this Agreement or any other agreement contemplated herein provides that the General Partner shall act in a manner that is, or provide terms that are, fair and reasonable to the Partnership or any Limited Partner, the General Partner shall resolve such conflict of interest, take such action or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices and any applicable generally accepted accounting principles. By way of example, but not limitation, the General Partner may take into consideration any requirements or conditions for the execution of employment, consulting or non-compete agreements by or with any officers, directors, employees or shareholders of the General Partner or any of its Affiliates, and the loss or reduction of any management fees which might be suffered by the General Partner or any of its Affiliates. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or under the TBOC or any other applicable law, rule or regulation. No claims or actions may be asserted or taken against the General Partner with regard to the resolution of any such conflicts of interests, the taking of any action or the provision of any terms, if the resolution, action or provisions are disclosed to the Limited Partners and approved by a Super Majority Vote. Notwithstanding the foregoing, failure to submit any such resolution, action or provisions to the Limited Partners for their approval shall not imply or otherwise be construed to mean that any such resolution, action or terms were made, taken or provided by the General Partner in bad faith or otherwise in breach of this Agreement, and the General Partner shall be entitled to all the protection of this Section and Sections 6.6, 6.7 and 6.9.

6.9 Other Matters Concerning General Partner.

(a) General Partner Discretion. Whenever in this Agreement or any other agreement contemplated herein the General Partner is permitted or required to make a decision (i) in its "discretion" or "sole discretion," with "complete discretion" or under a grant of similar authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to consider any interest of or factors affecting some or all the Limited Partners so long as the General Partner acts in good faith and in a manner which it reasonably believes is in or not opposed to the best interest of the Partnership, or (ii) in its "good faith" or under another express standard, the General Partner shall be subject to only such express standard and shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein. Each Limited Partner hereby agrees that any standard of care or duty imposed in this Agreement or any other agreement contemplated herein or under the TBOC or any other applicable law, rule or regulation shall be modified, waived or limited in each case as required to permit the General Partner to act under this Agreement or any other agreement contemplated herein and to make any decision pursuant to the authority prescribed in this Section 6.9(a) so long as such action or decision does not constitute gross negligence or willful or wanton misconduct and is reasonably believed by the General Partner to be in, or not opposed to, the best interests of the Partnership and consistent with the overall purposes of the Partnership.

(b) Reliance on Others. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c) Experts. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it. The opinion of such Persons as to matters which the General Partner believes to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the General Partner in good faith and in accordance with such opinion.

(d) Duties to Limited Partners. No officers, directors, shareholders, agents, employees or attorneys of the General Partner shall have any duty to the Limited Partners for the General Partner's performance of its obligations hereunder or any obligations of the General Partner to the Partnership or the other Partners imposed on it under common law or by the TBOC, and no Limited Partner may assert directly any claims against any officers, directors, shareholders, agents, employees or attorneys of the General Partner for breach of any such duty unless it can be shown by clear and convincing evidence that any such officers, directors, shareholders, agents, employees or attorneys of the General Partner were guilty of actual fraud perpetrated upon the complaining Limited Partner or Partners. No Control Person shall be liable directly to any Limited Partner for constructive fraud or negligent misrepresentation.

As to its duties to the Partnership, the Limited Partners expressly waive any conflict of interest and corporate opportunity requirement due by the General Partner and/or any of its affiliates for the benefit of the Partnership and/or the Limited Partners. The Limited Partners recognize the multi-faceted activities of the General Partner, its beneficial owners, management and directors and that such persons currently participate in a range of and in the future will participate in an expanding range of healthcare-related activities possibly in conflict with the Partnership.

ARTICLE VII
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

7.1 Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as provided herein or by the TBOC.

7.2 Management of Business.

No Limited Partner shall take part in the operation, management or control (within the meaning of the TBOC) of the business of the Partnership, shall transact any business in the name of the Partnership or shall have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by a director, manager, officer, employee or agent of the General Partner in his or her capacity as such shall not affect, impair or eliminate the limitations on the liability of any Limited Partner.

7.3 Return of Capital.

No Limited Partner shall be entitled to the withdrawal or return of his or her Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for herein.

7.4 Meetings Generally.

See Section 8.8 below.

7.5 Non-Compete.

(a) During the time that a Physician Limited Partner is a Partner and for two (2) years thereafter, such Physician Limited Partner shall not directly or indirectly (including beneficially on behalf of himself/herself or on behalf of any spouse or child or grandchild or on behalf of any spouse of a child), for itself, himself, or on behalf of any other corporation, Person, firm, partnership, association, or any other entity whatsoever (whether as an individual, agent, servant, employee, employer, officer, director, shareholder, investor, principal, consultant, lender or in any other capacity whatsoever:

(i) Own, control, finance or participate in the profits or revenues of any business which engages in competition with the Facility anywhere within a twenty (20) mile radius of the Facility; provided, however, nothing in this Section 7.5(a) shall be construed to restrict any Physician Limited Partner from performing surgery at any other facility or otherwise practicing medicine in a private practice which may utilize such competing facilities from time to time; notwithstanding the foregoing, an ownership interest in a competing facility shall be allowed if such is disclosed to the Partnership and approved in writing by the General Partner. However, this restriction is meant to fully prohibit the Physician Limited Partner from directly or indirectly benefiting from any facility fees generated by a Physician Limited Partner at any competing facility. Provided, however, notwithstanding the aforementioned, Todd Andrews, M.D. may own a four percent (4%) ownership interest in Renaissance Northeast Surgery Center ("Renaissance"), Kingwood, Texas subject to Dr. Andrews' covenant hereby not to increase his ownership in Renaissance.

(ii) Request, induce or advise any patients, insurance companies, managed care plans, suppliers, vendors, employers or other customers of the business conducted by the Partnership to withdraw, curtail or cancel their business or other relationships with the Partnership, or assist, induce, help or join any other Person or entity in doing any of the above activities; or

(iii) Induce or attempt to influence any employee or physician with privileges at the Facility to terminate his or her arrangements with the Partnership or to directly or indirectly hire, recruit or solicit any such employee or Physician Limited Partner, whether or not so induced or influenced.

(b) Consideration. The Physician Limited Partners have carefully considered the nature and extent of the restrictions imposed by this Section 7.5 and the rights and remedies

conferred upon the Partnership hereunder and each hereby expressly acknowledges and agrees that: (i) the restricted territory, period, and activities are reasonable and are necessary and fully required to protect the legitimate business interests of the Partnership; (ii) any violation of the terms of these restrictive covenants would have a substantial detrimental effect on the Partnership's and the General Partner's business; and (iii) the restrictive covenants would not operate as a bar to such Physician Limited Partners' means of support. Because of the difficulty of measuring economic losses to the Partnership as a result of the breach of the foregoing covenants, and because of the immediate and irreparable damage that would be caused to the Partnership for which it would have no other adequate remedy, each Physician Limited Partner agrees that, in the event of a breach by him/her of the foregoing covenants, the covenants set forth in this Section 7.5 may be enforced by the Partnership by injunctions and restraining orders in an arbitration proceeding, in addition to all available legal remedies in arbitration, including injunctive relief, and all legal remedies in general.

(c) Constructive Trust. In the event it is established that a Physician Limited Partner participates, in any way, in the income or revenues of a competing business that is prohibited hereunder, all such monies received by the breaching Physician Limited Partner shall be considered to be held in "Constructive Trust" for the benefit of the Partnership. In the event of a breach of this Section 7.5 by a Physician Limited Partner, upon proper showing, the Partnership shall be entitled to an injunction restraining such Partner from the prohibited conduct and placing into the registry of a court or in an escrow account of the arbitrator or as the arbitrator shall direct, all funds held in Constructive Trust.

(d) Third-Party Beneficiaries. All successors and assigns of the Partnership and all Affiliates of the Partnership are third-party beneficiaries of the restrictive covenants contained in this Section 7.5 and the provisions of this Section 7.5 are intended for the benefit of, and may be enforced by Partnership's successors and assigns and Partnership's Affiliates, successors and assigns.

(e) Tolling; No Running of Covenant During Breach. The covenants set forth in this Section 7.5 and elsewhere in this Agreement shall apply for the applicable periods as set forth above. If a Physician Limited Partner violates such covenants, and the Partnership or any of its successors and assigns or Affiliates bring a legal action for injunctive or other relief, such Party bringing the action shall not, as a result of the time involved in obtaining the relief, be deprived of the benefit of the full period of the covenant period, unless a court of competent jurisdiction holds that the covenant is not enforceable in whole or in part. Accordingly, for any time period that a Physician Limited Partner is in violation of the covenant, such time period shall not be included in calculating the applicable time period of the covenant.

(f) Stipulation as to Reasonableness. Each Physician Limited Partner, by signature below, stipulates as to the reasonableness of all the terms and conditions of this Section 7.5, and further acknowledges that its terms were the result of a bargained for exchange.

(g) Nothing in this Section 7.5 shall be construed to restrict any Physician Limited Partner from performing surgery at any other facility or otherwise practicing medicine in a private practice that may utilize such competing facilities from time to time. However, this restriction is meant to fully prohibit, to the fullest extent of state and federal law, the Physician

Limited Partner from directly or indirectly (other than Dr. Todd Andrews with respect to facility fees from Renaissance only) benefiting from any facility fees generated by a Physician Limited Partner at the competing facility.

(h) The Partners agree and stipulate that Section 15.50 of the Texas Business and Commerce Code is not applicable to this Section 7.5. Moreover, to the extent the Partnership has custody or control of the identity and/or records of the patients a Physician Limited Partner treated during the term of this Agreement, the Physician Limited Partner shall have access to and any copies of such medical records of the physician's patients, upon authorization of the patient, for a reasonable fee as, established by the Texas Medical Board, subject to lawful policies and procedures of the surgery center relating to medical records and patient identifying information. In addition, any access to a list of patients or to a patient's medical records furnished pursuant to this provision after termination of this Agreement shall not require such list or records to be provided in a format different from that by which such records are then maintained. Further, a Physician Limited Partner shall not be prohibited from providing continuing care and treatment to a specific patient or patients during the course of an acute illness even after such Physician Limited Partner's ownership of a Partnership Interest under this Agreement has ended.

(i) Because the Physician Limited Partners are not restricted in the care and treatment of patients, it is not the intention of the Partnership or the Partners to permit any Physician Limited Partner to buy out the covenant not to compete established by this Section 7.5. If, however, any arbitrator appointed and serving in accordance with the terms and conditions of this Agreement determines that the covenant not to compete established by this Section 7.5 is not enforceable unless a buy-out is established as contemplated by TBCC Section 15.50, the parties agree, based on relevant, credible data and information duly considered by each Physician Limited Partner (each of whom so stipulates as to reasonableness), that a reasonable price for the buy-out is, in respect of each applicable Physician Limited Partner, the greater of: (i) $50,000.00; or (ii) six times the Partnership's EBITDA allocable to the Units held by such Physician Limited Partner for the most recent prior calendar year. In addition, upon any such buy-out, the Unit(s) held by the Physician Limited Partner shall automatically be forfeited. This Section 7.5(h) is intended to apply if, and only if, in the absence of this provision, an arbitrator would render a covenant not to compete established by this Section 7.5 unenforceable and/or void. Otherwise, this provision shall have no force or effect. If this provision applies to a Physician Limited Partner, and all requirements hereof (including payment of all amounts due and forfeiture of all applicable Units) are complied with, then this Section 7.5 shall not apply to such Physician Limited Partner.

(j) Other. Nothing contained herein shall be construed as prohibiting the Partnership from pursuing any other remedies available to it for breach or threatened breach of this Section 7.5, including injunctive relief and the recovery of damages from any breaching party.

Notwithstanding any other provision of this Agreement, but not otherwise, if an arbitrator should hold that the duration or scope (geographic or otherwise) of the covenants contained in this section are unreasonable, then to the extent permitted by the law, such arbitrator shall provide a duration and/or scope (geographic or otherwise) that is reasonable and judicially enforceable. The parties agree to accept such determination, subject to their rights of appeal, which the parties hereto agree shall be substituted in place of any and every offensive part of this

Section 7.5, and as so modified this Section shall be as fully enforceable as if set forth herein by the parties in the modified form.

ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTING

8.1 Books and Records.

The Partnership shall keep, at the principal office of the Partnership or the Houston offices of the General Partner or make available at any time during normal business hours in that office within five (5) days after written request by a Limited Partner, books of account and other Partnership records required to be maintained under Section 153.551 of the TBOC, subject to Section 8.3 below. A Partner, or his or her designated agent, may copy any part or all of such records, at the personal expense of that Partner as specifically authorized. However, no such use of information shall be adverse to or competitive with the Partnership.

8.2 Reports.

Within not more than forty-five (45) days after the end of each calendar quarter, the Partnership shall furnish to any Limited Partner upon written request a financial report on the business operations of the Partnership for and during the calendar quarter for which such report is provided. Such report shall include in reasonable detail an explanation of distributions made to the Partners and the calculation of Available Cash as well as financial statements. Within not more than ninety (90) days after the close of each calendar year of the Partnership, the General Partner upon written request shall furnish to any Partner a year-end balance sheet for the Partnership and a full and detailed financial report on the business operations of the Partnership for and during the entire preceding year. Regardless of the above, the General Partner shall furnish to all Physician Limited Partners a copy of any report or financial statement produced pursuant to the Marketing and Cost Sharing Agreement promptly upon preparation and/or receipt. The General Partner shall furnish to all Partners any additional information needed or necessary to complete their federal and state income tax returns, including statements of the net distributable income or loss to each Partner from the operation of the Partnership as may be requested by any such Partner.

8.3 Confidentiality.

The records and books of the Partnership (including, without limitation, the reports and information that may be furnished to the Partners pursuant to this Section 8.1 and Section 8.2 hereof) contain confidential and proprietary information which provides a competitive advantage to the Partnership and/or the disclosure or decimation of which could be detrimental or embarrassing to the business or operations of the Partnership. Therefore, all records and documents of the Partnership are, unless expressly designated otherwise by the General Partner, confidential and proprietary and shall be maintained in strictest confidence and shall not be disclosed to any person or entity outside the Partnership and its agents or representatives without the express written consent of the General Partner. Further, the Partners agree that the General Partner shall not be required to furnish such information to any Limited Partner without first receiving an executed agreement in writing confirming: (i) the confidentiality of such

information, and (ii) such Limited Partner's agreement not to disclose such information to anyone who has not executed and delivered a similar confidentiality agreement in favor of the Partnership. Notwithstanding anything in this Agreement to the Contrary, the General Partner shall not be obligated to furnish to any Limited Partner any information that is not a part of the public record regarding any matters currently in litigation or with respect to which litigation is contemplated by or on behalf of the Partnership, or otherwise affecting the Partnership. Any advice from legal counsel for the Partnership, communications with legal counsel for the Partnership, and the work product of legal counsel for the Partnership, access to which may be furnished pursuant to this Agreement or with the consent of the General Partner, are privileged communications and information which may not be revealed or communicated to any person whatsoever without the express written consent of the General Partner, and it is agreed that only the General Partner (and no other Partner) shall have the authority and right to waive any attorney/client privileges with respect thereto. It is agreed that the damages for disclosure of any confidential or privileged information are not susceptible to calculation and that the General Partner shall be entitled to specific performance of the provisions of this Section 8.3. In seeking enforcement of this Section 8.3, the General Partner shall not be required to post a bond or other security, and the Limited Partners hereby waive any such requirements. Any breach of this Section 8.3 shall place the breaching party in the position of Defaulting Partner under Section 4.9, subject to the remedies and conditions contained therein.

8.4 Limitation of Damages Regarding Information, Books and Records.

In the event that the General Partner should fail to furnish any such reports or financial information on a timely basis as required by this Agreement or the TBOC, the Limited Partner or Partners requesting such information or reports shall be entitled to bring an action in arbitration to enforce the General Partner's obligation to furnish such information.

8.5 Partnership Bank Account.

The General Partner shall receive all moneys of the Partnership and shall deposit the same in one or more Partnership bank accounts. All expenditures on behalf of the Partnership shall be made by checks drawn against the Partnership bank account.

8.6 Fiscal Year.

The fiscal year of the Partnership shall be the calendar year.

8.7 Other Information.

The General Partner may release such information concerning the operations of the Partnership to such sources as is customary in the industry or required by law or regulation of any regulatory body.

8.8 Meetings.

(a) As set forth in Section 7.4, within five (5) days after receipt of a written request for a meeting any of (i) the Partners, (ii) the Medical Board, (iii) the Operations Committee, or (iv) thePhysician Limited Partners, which request shall specify the topic or topics to be discussed

at such meeting, the General Partner shall give notice to all applicable parties to discuss the proposed topics. The notice of meeting sent by the General Partner shall specify the date, place and time of such meeting which shall in all cases be reasonable. The date of the meeting shall be no earlier than five (5) days, and no later than fourteen (14) days, after the date of such notice. A participant may attend by proxy.

(b) Meetings of the Partners must be called by two or more Physician Limited Partners or the Medical Board or by the General Partner.

(c) Any Partnership business which is entitled to be conducted at such meeting and which is permitted under this Agreement, may be conducted at a duly called meeting.

(d) Any action required or permitted to be taken at a meeting of the Medical Board or Operations Committee may be taken without a meeting if written consent setting forth the action to be taken is signed by all of the members of that Board or Committee. Any action required or permitted to be taken by a Majority Interest of Physician Limited Partners or by Super Majority Vote may be taken without a meeting if a written consent setting forth the action to be taken is signed by that number of Physician Limited Partners required by this Agreement to approve the matters presented.

8.9 Accounting.

In the event that any Partner demands an accounting of the Partnership's business and affairs pursuant to their statutory or common law right to such an accounting, it is expressly agreed that the obligation of the General Partner to provide such an accounting shall be fully satisfied upon its providing the demanding Partner or its representatives with: (i) financial statements, including income statements, balance sheets and statements of cash flows and capital account balances for the periods in question, prepared in accordance with GAAP, it expressly recognized that the Partnership will likely maintain its books and records on the modified cash (as opposed to the accrual) method of accounting and report on such a modified cash basis for U.S. tax purposes; and (ii) access to the books and records of the Partnership, after hours if so requested by the demanding Partner, to allow the demanding Partner to verify the information contained in the financial statements. Such accounting need not be audited, and it may be prepared by accountants employed by the Partnership or the General Partner on the Partnership's behalf.

If, and to the extent the General Partner has obtained audited financial statements prepared in accordance with GAAP for the periods in question, its accounting shall be conclusive and not subject to challenge except upon a showing by clear and convincing evidence that the General Partner, or the accountants preparing such financial statements, was guilty of fraud or willful misconduct in the preparation of such financing statements. No accounting shall be required for any periods earlier than the beginning of any calendar year two (2) years prior to the date any demand for an accounting is given to the General Partner, and the Limited Partners hereby waive any right they may collectively or individually have to demand an accounting for any periods earlier than the beginning of two (2) years prior to the date any demand for an accounting is given.

ARTICLE IX
TAX MATTERS

9.1 Preparation of Tax Returns.

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items necessary for federal and state income tax purposes and shall use all reasonable efforts to furnish to the Partners within seventy-five (75) days of the close of the taxable year the tax information reasonably required for federal and state income tax reporting purposes. The classification, realization and recognition of income, gain, losses and deductions and other items may be on the cash or accrual method of accounting for federal income tax purposes, whichever method shall be required by the Code or, if each shall be available, as the General Partner shall determine in its sole discretion. The taxable year of the Partnership shall be the calendar year, unless the General Partner shall determine otherwise in its sole discretion.

9.2 Tax Elections.

Except as otherwise provided herein, the General Partner shall, in its sole discretion, determine whether to make any available election (including the elections under Section 168 of the Code). The General Partner may, in its discretion, make the election under Section 754 of the Code in accordance with applicable regulations thereunder to cause the basis of Partnership property to be adjusted for federal income tax purposes as provided by Sections 734 and 743 of the Code, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners; provided that the General Partner shall not seek to revoke any such election unless it believes that such revocation would not result in the loss of limited liability of the Limited Partners or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes.

9.3 Tax Controversies.

Subject to the provisions hereof, the General Partner shall be the "tax matters partner" (as defined in Section 6231 of the Code) and shall be authorized and required to represent the Partnership (at the expense of the Partnership) in connection with all examinations of the affairs of the Partnership by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

9.4 Organizational Expenses.

The Partnership may elect to deduct expenses incurred in organizing the Partnership ratably over a 180-month period as provided in Section 709 of the Code.

9.5 Taxation as a Partnership.

No election shall be made by the Partnership or any Partner for the Partnership to be (i) excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws or (ii) treated as an association taxable as a corporation for federal or state income tax purposes.

ARTICLE X
TRANSFER OF INTERESTS

10.1 Transfer.

(a) The term "transfer," when used in this Article X with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its Partnership Interest as the General Partner to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange and any other disposition, whether voluntarily or involuntarily, by gift, devise, operation of law or otherwise.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article X. Any transfer or purported transfer of any Partnership Interest not made in accordance with this Article X shall be null and void ab initio.

(c) No Limited Partner may sell, transfer, assign, gift, pledge, encumber, hypothecate, mortgage, exchange, whether voluntarily or involuntarily, by gift, devise, operation of law or otherwise, his/her/its Partnership Interest, except with the written advance permission of the General Partner, which may exercise such permission in its sole discretion.

10.2 Transfer of Interest of General Partner.

(a) The General Partner may transfer all or any part of its Partnership Interest as the General Partner to any Person upon the assumption of the rights and duties of the General Partner by such transferee.

(b) Nothing in this Section 10.2 nor any other provision of this Agreement shall be construed to prevent and the Limited Partners hereby expressly consent to (i) the mortgage, pledge or assignment by the General Partner of its Partnership Interest as General Partner to any bank or other creditor of the Partnership to secure debt or other obligations of the Partnership, or any other person, to any such bank or creditor or otherwise; and (ii) the enforcement (through foreclosure sale or otherwise) of any security interest in the Partnership Interest of the General Partner as General Partner pursuant to any such mortgage, pledge or assignment. Notwithstanding anything to the contrary in this Agreement or the TBOC, prior to the foreclosure or other sale of the General Partner's Partnership Interest as General Partner incident to enforcement of a security interest in such Partnership Interest, the mortgage, pledge or assignment by the General Partner of its Partnership Interest as a General Partner to any bank or other creditor of the Partnership to secure debt or other obligations of the Partnership to any such bank or creditor shall be deemed not to be an assignment of all of the General Partner's rights as General Partner of the Partnership.

(c) Any transferee or assignee of the General Partner's Partnership Interest as General Partner as provided in this Section shall be admitted to the Partnership as a General Partner.

10.3 [This Section Intentionally Left Blank.]

10.4 Effective Date of Transfer.

Each assignment shall become effective as of the first day of the calendar month during which the General Partner receives a copy of the instrument of assignment and all such certificates and documents of the character described in Section 10.2, which the General Partner may request.

10.5 Distributions to the Transferee.

The Partnership shall, after written notice of any transfer pursuant to the provisions of this Article, thereafter pay all further distributions or profits or other compensation by way of income, or return of capital, on account of the Partnership Interests so transferred, to the transferee from such time as such Partnership Interests are transferred to the name of the transferee on the Partnership's books in accordance with the above provisions. In the absence of written notice to the General Partner of the transfer of any Partnership Interests, the General Partner may assume that no transfer has occurred.

ARTICLE XI
RIGHTS TO PURCHASE PARTNERSHIP INTEREST OF PHYSICIAN LIMITED PARTNERS

11.1 Purchase Option as to a Physician Limited Partner.

The Partnership may, upon the approval of the General Partner, cause a Physician Limited Partner (for purposes of this Article hereinafter called the "Seller") to sell all, but not less than all, Partnership Interests owned by Seller to the Partnership for the Purchase Price at any time after the occurrence of any of the following events:

(a) the death of the Seller; or

(b) if such Seller for any reason (including disability or retirement) ceases the active practice of medicine; or

(c) the Seller becomes a Retiring Partner; or

(d) the Seller shall have commenced against him an involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of ninety (90) days; or an order for relief against the Limited Partner shall be entered in any such case under the Federal Bankruptcy Code; or

(e) the Seller shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of him or any substantial part of his or her property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against him, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of ninety (90) days; or shall make a general assignment for the benefit of creditors, or shall fail generally to, or shall admit in writing his or her inability to pay its debts generally as they become due, or shall take any corporate action to authorize or effect any of the foregoing; or

(f) new federal or state laws or regulations are promulgated, or existing laws or regulations are amended or modified, whereby, in the reasonable opinion of the General Partner, the Seller may be required to divest himself of his or her interest in the Facility or which otherwise limit the business of the Facility because of its ownership; or

(g) a Super Majority Vote determines that it is advisable to cause the Partnership to take advantage of a "safe harbor" regulation promulgated by the Office of Inspector General of the Department of Health and Human Services which is promulgated or modified subsequent to the effective date of this Agreement, which "safe harbor" cannot be had with the Seller's continuing ownership; or

(h) the Seller's marital relationship is terminated for any reason and the Seller does not have all right, title, and interest in the Partnership Interests, or the Partnership Interests have been awarded to the Partner's spouse, but only with respect to the Partnership Interests owned by the Seller that are transferred to the Seller's spouse.

11.2 Purchase Option as to Certain Owner/Employees.

The Partnership may, upon the approval of the General Partner, cause any Owner/Employee (for purposes of this Article hereinafter also called the "Seller") to sell all, but not less than all, Partnership Interests owned by Seller to the Partnership for the Purchase Price at any time after the occurrence of any of the following events:

(a) the death of the Seller; or

(b) after the 1st anniversary of the execution of this Agreement if such Seller is terminated For Cause or cannot work due to disability or retirement; or

(c) the Seller shall have commenced against him an involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of ninety (90) days; or an order for relief against the Limited Partner shall be entered in any such case under the Federal Bankruptcy Code; or

(d) the Seller shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of him or any substantial part of his or her property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against him, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of ninety (90) days; or shall make a general assignment for the benefit of creditors, or shall fail generally to, or shall admit in writing his or her inability to pay its debts generally as they become due, or shall take any corporate action to authorize or effect any of the foregoing; or

(e) new federal or state laws or regulations are promulgated, or existing laws or regulations are amended or modified, whereby, in the reasonable opinion of the General Partner, the Seller may be required to divest himself of his or her interest in the Facility or which otherwise limit the business of the Facility because of its ownership; or

(f) a Super Majority Vote determines that it is advisable to cause the Partnership to take advantage of a "safe harbor" regulation promulgated by the Office of Inspector General of the Department of Health and Human Services which is promulgated or modified subsequent to the effective date of this Agreement, which "safe harbor" cannot be had with the Seller's continuing ownership; or

(g) the Seller's marital relationship is terminated for any reason and the Seller does not have all right, title, and interest in the Partnership Interests, or the Partnership Interests have been awarded to the Partner's spouse, but only with respect to the Partnership Interests owned by the Seller that are transferred to the Seller's spouse.

11.3 Exercise of Right to Cause Sale.

In the event of a sale of a Seller's Partnership Interests pursuant to Sections 11.1 and 11.2 above, the sale of such Seller's Partnership Interests shall be conducted as follows:

(a) Notice. The General Partner shall notify the Seller (or the Seller's legal representative, if known to the General Partner) of its exercise of the right to cause the sale of the Seller's Partnership Interests pursuant to Sections 11.1 and 11.2 hereof (such notice being herein called the "Purchase Notice"). The Purchase Notice shall attach the consideration payable for the Partnership Interests and the "Purchaser" of the Partnership Interests (either the Partnership or the Limited Partners other than the Seller).

(b) Closing. The closing of the purchase and sale of the Seller's Partnership Interests shall occur at 10:00 a.m., Houston time, at the principal place of business of the Partnership (i) on the first regular business day following the fifth (5th) day after delivery of the Purchase Notice to Seller, or at such other time and place as may be mutually agreed by the Seller and the Purchaser. Among the matters to be concluded at the closing shall be the execution of an assignment of the Partnership Interests and delivery of the consideration of the Partnership Interests subject to purchase.

(c) Power of Attorney; Specific Performance. The Limited Partners each hereby agree and obligate themselves to execute, acknowledge and deliver, upon request, all certificates, documents or other instruments, to make such filings and recordings and to perform such other acts as shall be reasonably necessary, in the good faith judgment of the General Partner, to effect a sale required by this Section 11.3 of any Partnership Interests owned or held by them. Further, each Limited Partner by his or her execution hereof constitutes and appoints the General Partner, with full power of substitution, as his or her agent and attorney-in-fact for the purpose, among other things, of signing and acknowledging on his or her behalf any and all of the certificates, documents or other instruments which such Limited Partner is required to execute, acknowledge or deliver pursuant to this Section 11.3, such appointment and the powers hereby granted being coupled with an interest, irrevocable and binding on the Limited Partner and any assignee of the Limited Partner. Further, each Limited Partner agrees that the damages which would arise from his or her breach, as Seller, of the provisions of this Section 11.3 are presently, and will be, impossible to calculate, that any remedy at law would be inadequate and that the Purchaser shall be entitled to specific performance of the Seller's obligation to sell his or her Partnership Interests pursuant to the terms hereof, and such other injunctive or other equitable relief as may be appropriate in the circumstances. Each Limited Partner agrees that he or she or it will waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

11.4 Purchase Price.

The consideration (the "Purchase Price") payable for any Partnership Interest purchased from a Seller pursuant to the right and option granted in the foregoing Sections 11.1 and 11.2 shall be an amount equal to the Seller's Percentage Partnership Interest multiplied by the Net Book Value of the Partnership as of the most recent year end, calculated by the regular outside accountants for the Partnership under GAAP. Upon consummation of the purchase, the Seller shall be released of all liabilities to any financial institution guarantying any loan or lease or other agreement for the benefit of the Partnership, but not otherwise.

Notwithstanding the purchase of a Partnership Interest of a Physician Limited Partner under this Article XI, such Partnership Interest shall continue to be considered Outstanding for purposes of receiving cash distributions. Any monies allocated to the Partnership Interest of a Physician Limited Partner, which has been purchased pursuant to this Article XI, shall be used exclusively for marketing and for the recruitment of additional Physician Limited Partners. The General Partner may sell the foregoing redeemed Partnership Interest to a new Physician Limited Partner who meets the requirements of a Qualified Investor and who is approved by a Super Majority Vote, which approval shall not be unreasonably withheld by the Physician Limited Partners, considering the overall benefit to the business of the Partnership.

11.5 No Waiver.

Failure of any Partner or the Partnership to exercise the purchase rights granted in this Article XI at any time shall not be construed as a waiver by the Partner or the Partnership of its right to exercise the purchase right at a later time.

ARTICLE XII
ADMISSION OF PARTNERS

12.1 Admission of Additional Limited Partners.

Subject to Section 4.2, a Person who makes a Capital Contribution to the Partnership that has been accepted by the General Partner pursuant to Section 4.2, and for the Partnership Interests so accepted, shall be admitted to the Partnership as an Additional Limited Partner, for the percentage so specified by the General Partner pursuant to Section 4.2, upon: (i) furnishing to the General Partner (a) acceptance, in form satisfactory to the General Partner, of all the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.1. and (b) such other documents as the General Partner shall require including the execution of a subscription agreement and proof of compliance with the Qualified Investor requirements, and (ii) a 75% affirmative vote of the Partnership Interests of all classes, such calculated as a single class. Such admission shall become effective on the date that the General Partner determines, in its sole discretion, that such conditions have been satisfied.

12.2 Admission of Successor General Partner.

The permitted transferee or assignee of, or successor to, the entire Partnership Interest of the General Partner pursuant to Article X (other than a secured party prior to the foreclosure or other sale of the General Partner's Partnership Interest as General Partner incident to enforcement of its security interest in the Partnership Interest), shall be admitted to the Partnership as the General Partner. Admission of any such successor, transferee or assignee to the Partnership as General Partner shall be effective immediately prior to the transfer or assignment. The withdrawal of the General Partner from the Partnership upon the assignment or transfer of its Partnership Interest as General Partner as provided in Section 10.2, shall be effective immediately after the transferee, assignee or successor has been admitted as a General Partner. Upon transfer or assignment of the General Partner's Partnership Interest as General Partner as provided in Section 10.2 and withdrawal of the transferor as General Partner, the Partnership shall be reconstituted and the successor, transferee or assignee, as the General Partner, shall continue the business and operations of the Partnership without winding up.

12.3 Amendment of this Agreement and Certificate of Limited Partnership.

For the admission to the Partnership of any successor General Partner, the General Partner shall take all steps necessary and appropriate to prepare and record or file as soon as practicable an amendment to this Agreement and the Certificate of Limited Partnership and may for such purpose exercise the power of attorney granted pursuant to Section 2.1.

ARTICLE XIII
WITHDRAWAL OF GENERAL PARTNER

13.1 Withdrawal of General Partner.

The General Partner may voluntarily withdraw as general partner of the Partnership at any time, at its sole option. In the event of the withdrawal by a General Partner, where it has not transferred its Partnership Interests to a successor General Partner, its Partnership Interest shall

be converted to a Special Limited Partner Partnership Interest. In the instance of the foregoing withdrawal, a new general partner of the Partnership shall be selected solely by a Super Majority Vote.

ARTICLE XIV
DISSOLUTION AND LIQUIDATION

14.1 Dissolution. The Partnership shall be dissolved upon:

(a) The expiration of its term as provided in Sections 2.2.

(b) the withdrawal of the General Partner by reason of a permitted transfer or assignment pursuant to Section 10.2;

(c) the permitted withdrawal of the General Partner pursuant to Section 13.1;

(d) an election to dissolve the Partnership by the General Partner which is approved by a Super Majority Vote;

(e) the sale or disposition of all or substantially all the assets of the Partnership; or,

(f) any other event that, under the TBOC, causes its dissolution, except as otherwise provided herein;

provided, however, that the Partnership shall not be dissolved solely as the result of the following events, and the following events shall not constitute events of withdrawal of the General Partner: (i) filing of a voluntary bankruptcy petition by the General Partner; (ii) the General Partner becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceeding; (iii) the General Partner files a petition or answer seeking for the General Partner a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law; (iv) the General Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of the nature described in clauses (i) through (iii); (v) the General Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for it or for all or any substantial part of its properties; (vi) the expiration of any time after commencement of a proceeding against the General Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law, whether or not any such proceeding is dismissed; or (vii) the expiration of any time after the appointment without the consent or acquiescence of the General Partner of a trustee, receiver or liquidator for it or for all or any substantial portion of its properties, whether or not any such appointment is vacated or stayed.

14.2 Continuation of Business of Partnership After Dissolution.

(a) Upon occurrence of an event of dissolution described in Section 14.1(b) or (c), the Partnership shall automatically be reconstituted and the transferee or assignee of the General Partner's Partnership Interest as General Partner, or the successor to the General Partner, as the

case may be, shall continue the business and operations of the Partnership in accordance with the terms and provisions of this Agreement without winding up.

(b) If dissolution occurs for any reason other than as provided in Section 14.1(b) or (c), the General Partner, in its sole discretion, may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth herein or such other terms and conditions as shall be agreeable to all Partners. Unless such an election is made within ninety (90) days after dissolution, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is made within ninety (90) days after dissolution:

(i) within such 90 day period, a successor General Partner shall be selected by a majority in interest of Limited Partners;

(ii) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.2 unless earlier dissolved in accordance with this Article XIV;

(iii) if the Person who was General Partner immediately prior to dissolution is not the successor General Partner, then the Partnership Interest of any such succeeded General Partner shall be subject to dilution pro rata along with the other Limited Partners to provide compensation or an interest in the Partnership, or both, to any replacement General Partner, or Partners; and

(iv) all necessary steps shall be taken to terminate this Agreement and the Certificate of Limited Partnership and to enter into a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the power of attorney granted in Section 2.1.

14.3 Liquidation.

Upon dissolution of the Partnership, unless the Partnership is continued pursuant to Section 14.2, the General Partner, or if the General Partner has withdrawn in breach of this Agreement or been dissolved or liquidated, a liquidator or liquidating committee selected by a Super Majority Vote, shall be the Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services consistent with market rates. The Liquidator shall agree not to resign without fifteen (15) days prior written notice and (if other than the General Partner) may be removed at any time, with or without cause, by a Super Majority Vote. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute liquidator (who shall have and succeed to all, rights, powers and duties of the original Liquidator) shall within thirty (30) days be selected by a Super Majority Vote. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator shall be deemed to refer also to any such successor or substitute Liquidator. Except as expressly provided in this Article XIV, the Liquidator shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms hereof (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to

carry out its duties and functions hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership. The Liquidator shall liquidate the assets of the Partnership, and shall apply and distribute the proceeds of such liquidation, unless otherwise required by mandatory provisions of applicable law, by the end of the taxable year during which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation) (a) first to the payment to creditors of the Partnership, including Partners, in order of priority provided by law and (b) then to the Partners, in proportion to their respective Percentage Interests; provided that the Liquidator may place in escrow a reserve of cash or other assets of the Partnership for contingent liabilities in such amount determined by the Liquidator to be appropriate.

If the General Partner's Capital Account has a deficit balance (after giving effect to all Capital Contributions distributions and allocations for all taxable years, including the year in which the liquidation occurs), the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero at such time and in such manner as to comply with the Allocation Regulations.

14.4 Distribution in Kind.

(a) Notwithstanding the provisions of Section 14.3 which require the liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if on dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the assets of the Partnership would be impractical or would cause undue loss to the Partners, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) and may, in its absolute discretion, distribute to the Partners, in lieu of cash, as tenants in common and pursuant to Section 14.3, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation.

(b) Any distributions in kind shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such assets at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

14.5 Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership property as provided in Sections 14.3 and 14.4, the Partnership shall be terminated, and the Liquidator (or the General Partner and Limited Partners if necessary) shall cause the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Texas to be cancelled and shall take such other actions as may be necessary to terminate the Partnership.

14.6 Return of Capital.

Neither the General Partner nor any of its Control Persons shall be personally liable for the return of the Capital Contributions of the Limited Partners, or any portion thereof. Any such return shall be made solely from Partnership assets.

14.7 Waiver of Partition.

Each Partner hereby waives any rights to partition of the Partnership property.

ARTICLE XV
AMENDMENT OF THIS AGREEMENT; MEETINGS; RECORD DATE; INSURANCE

15.1 Amendments to Be Adopted by the Partners.

The General Partner acting alone and on its own authority may amend any provision of this Agreement, and may execute, swear to, acknowledge, deliver, file and record such document as may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership or the location of the principal place of business or registered office or agent of the Partnership; provided that such change in name or location is approved by Super Majority Vote;

(b) admission, substitution or termination of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership will not be treated as an association taxable as a corporation for federal income tax purposes;

(d) a change:

(i) that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the Limited Partners; or

(ii) that is required or contemplated by this Agreement; or

(e) a change that is for the benefit of the Limited Partners or the Partnership that does not adversely affect the Limited Partners in any material respect.

15.2 Amendment Procedures.

Except as provided in Section 15.1, all amendments to this Agreement shall be made in accordance with the requirements set forth in this Agreement. Amendments of this Agreement may be proposed only by the General Partner or the Medical Board and not otherwise. If an

amendment is proposed, the General Partner shall call a meeting of the Limited Partners (pursuant to Section 8.8) to consider and vote on such proposed amendment. A proposed amendment shall be effective if approved by a Super Majority Vote (thereby requiring the approval of the General Partner as well as the Special Limited Partner. The General Partner shall notify all Partners in writing upon final adoption of any proposed amendment.

15.3 Physician Limited Partner Life Insurance.

The Partnership or an affiliate of the General Partner may, at its option and with the costs of such borne by other than the Partners in the Partnership, obtain life insurance having a death benefit of up to $7,500,000 for any Physician Limited Partner at the Partnership's sole and absolute discretion with the Partnership, its assignee or an affiliate of the General Partner, designated as the beneficiary of such policy.

ARTICLE XVI
GENERAL PROVISIONS

16.1 Address and Notice.

Any notice, demand, request or report required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class mail, certified or registered, return receipt requested, or by other means of written communication (such as fax when confirmed by email and a confirmation of such notice by regular first class postage prepaid, U.S./Canadian Mail) to the Partner at the address described below. In the case of the General Partner, a copy of any such notice to either such person shall be concurrently sent to Goodmans LLP, att: Stephen Pincus, Esq., 250 Yonge Street, Suite 2400, Toronto, Ontario M5B 2M6 Canada, fax: (416) 979-1234, with a copy in all instances to Cokinos, Bosien & Young, 2919 Allen Parkway, Suite 1500, Houston, TX 77019, fax: (713) 535-5533. Any notice, payment or report to be given or sent to a Partner hereunder shall be deemed conclusively to have been given or sent, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon the delivery of such notice, payment or report to such Person at his or her address as shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Limited Partnership Interest or in the Partnership Interest of the General Partner by reason of an assignment or otherwise. If any notice, payment or report addressed to a Limited Partner at his or her address appearing on the books of the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or sent without further mailing (until such time as such Limited Partner notifies the Partnership of a change in his or her address) if such notice, payment or report is available for the Limited Partner at the principal office of the Partnership for a period of one year from the date of the giving or sending of such notice, payment or report to the other Limited Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership. The Partnership and the General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if the General Partner believes such notice of document to be genuine.

16.2 Titles and Captions.

All article or section titles or captions in this Agreement shall be for convenience only, shall not be deemed part of this Agreement and shall in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to articles and sections of this Agreement.

16.3 Pronoun and Plurals.

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

16.4 Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

16.5 Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.6 Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

16.7 Creditor.

Except for any obligation of a Partner to make additional Capital Contributions pursuant to the terms of a Promissory Note, none of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

16.8 Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

16.9 Counterparts.

This Agreement may be executed in multiple counterparts, in original form, by fax or by other electronic means, all of which together, once the agreement is fully executed, shall

constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

16.10 Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Texas without regard to the principles of conflicts of law.

16.11 Invalidity of Provisions.

If any provision of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

16.12 Derivative Proceedings.

All derivative proceeding shall be submitted to arbitration pursuant to Section 16.13.

16.13 Binding Arbitration; Venue.

Arbitration Procedures. If a dispute arises from or relates to this Agreement or the breach thereof, of any nature whatsoever, including but not limited to those sounding in constitutional, statutory, or common law theories as to the performance of any obligations, the satisfaction of any rights, and/or the enforceability hereof, including any claims of breach, and if the dispute cannot be settled through direct discussions, the parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration. Any unresolved controversy or claim arising from or relating to this Agreement or breach thereof shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The decision of the arbitrators shall be conclusive of all issues presented and shall be final and non-appealable. If all parties to the dispute agree, a mediator involved in the parties' mediation may be asked to serve as the arbitrator. The place of arbitration shall be Austin, Texas and the principal residence of each of the three arbitrators shall be either Austin or Dallas, Texas. The award of the arbitrators shall be accompanied by a reasoned opinion. The parties agree that the AAA Optional Rules for Emergency Measures shall apply to the proceedings; provided however, that any party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party. Within 15 days after the commencement of arbitration, each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator within such ten days, the third arbitrator shall be selected by the American Arbitration Association. Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator(s), which determination shall be conclusive. All discovery shall be completed within 60 days following the appointment of the arbitrators. The arbitrators are not

empowered to award damages in excess of compensatory damages or to take any other action for which the arbitrators' power is excluded herein, and each party expressly waives and foregoes any right to punitive or exemplary damages, unless a statute requires that compensatory damages be increase in a specified manner. The arbitrators shall render their decision within 6 months from the commencement of the arbitration after which time their jurisdiction shall cease and any party may refile such arbitration with another arbitration panel.

16.14 Disclosure.

EACH PARTNER BY THEIR SIGNATURES BELOW ACKNOWLEDGE THAT THEY HAVE BEEN ADVISED TO AND HAVE HAD THE OPPORTUNITY TO SEEK OUT INDEPENDENT LEGAL COUNSEL OF THEIR CHOOSING FOR ALL TRANSACTIONS INVOLVING THE PARTNERSHIP, INCLUDING BUT NOT LIMITED TO THIS AGREEMENT. EACH OF THE PARTNERS AND EACH PARTNER'S SPOUSE FURTHER ACKNOWLEDGE THAT HE OR SHE: (i) WAS URGED IN ADVANCE BY THE ATTORNEY WHO PREPARED THIS AGREEMENT TO SECURE SEPARATE INDEPENDENT LEGAL COUNSEL IN CONNECTION WITH SIGNING AND MAKING THIS AGREEMENT AND ITS EFFECT UPON EACH OF THEM; (ii) HAS CAREFULLY READ AND UNDERSTOOD THE PROVISIONS OF THIS AGREEMENT; (iii) UNDERSTANDS THAT HIS OR HER RIGHTS IN PROPERTY MAY BE ADVERSELY AFFECTED BY THIS AGREEMENT; (iv) IS SIGNING AND MAKING THIS AGREEMENT VOLUNTARILY, (v) AGREES AND STIPULATES TO THE ENFORCEABILITY AND FAIRNESS OF EACH TERM AND PROVISION HEREOF.

REST OF PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as set forth above ("Effective Date").

"GENERAL PARTNER":
NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C., a Delaware limited liability company

By *"Stewart A. Feldman"*, Chairman and Chief Executive Officer
,1% Percentage Interest
c/o Goodmans LLP
att: Stephen Pincus, Esq.
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Fax: (416) 979-1234

"SPECIAL LIMITED PARTNER":

NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C., a Delaware limited liability company

By *"Stewart A. Feldman"*, Chairman and Chief Executive Officer
54% Percentage Interest
c/o Goodmans LLP
att: Stephen Pincus, Esq.
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Fax: (416) 979-1234

"NON-PHYSICIAN LIMITED PARTNERS"

	Ownership Under This Agreement
DONALD L. KRAMER FAMILY, LTD.	
By: *"Donald L. Kramer"* Donald L. Kramer, General Partner	26.325%
"Jason Fisher" Jason Fisher	0.675%
"Brad Kovnat" Brad Kovnat	0.675%
"Stephanie Victorian" Stephanie Victorian	0.675%

"PHYSICIAN LIMITED PARTNERS"

Houston Texas Pain Management, P.A.	
"Kenneth M. Alo, M.D." Kenneth M. Aló, M.D., President	6.75%
"Todd Andrews, M.D." Todd Andrews, M.D.	4.50%

"Karen Dickerson, M.D."	
Karen Dickerson, M.D.	4.50%
"John Moragne, M.D."	
John Moragne, M.D.	0.90%
TOTAL:	45%

Partnership Agreement of Ambulatory Surgical Suites, LP
May 25, 2007

AGREEMENT OF LIMITED PARTNERSHIP

OF

MEDICAL AMBULATORY SURGICAL SUITES, L.P.

THIS AGREEMENT OF LIMITED PARTNERSHIP OF MEDICAL AMBULATORY SURGICAL SUITES, L.P., a Texas limited partnership (the "Partnership" also dba Kirby Surgical Center), is effective as of the filing of the Certificate of Conversion of Medical Ambulatory Surgical Suites, L.L.P. with the Secretary of State of Texas dated on May 18, 2007 (the "Certificate of Conversion"), among the undersigned: (i) General Partner and Special Limited Partner; and (ii) each of the Persons who signs this Agreement under the caption "Limited Partners" on the signature page of this Agreement (all as defined below). The Partners hereby enter this Agreement in connection with and as a condition to the closing of the Partnership Interests Purchase Agreement (defined below).

ARTICLE I
DEFINITIONS

The following definitions shall be applied for all purposes herein, unless otherwise expressly indicated to the contrary by the context.

"Additional Limited Partner" shall mean a Person admitted to the Partnership as a Limited Partner pursuant to Section 12.1 hereof.

"Adjusted Capital Account Deficit" means, with respect to any Limited Partner, the deficit balance, if any, in such Limited Partner's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) increase such Capital Account by any amounts which such Partner is obligated to restore pursuant to this Agreement or obligated to restore under any relevant provision of the Allocation Regulations; and (ii) decrease the Capital Account by the amount of any items described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treas. Reg. §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith; provided, however, that for purposes of determining the Adjusted Capital Account Deficit for any Limited Partner, such Limited Partner, solely for purposes hereof, shall not be treated as obligated to contribute any principal amounts unpaid with respect to a Promissory Note executed by such Limited Partner.

"Adjusted Property" means any property contributed to the Partnership and any property the value of which has been adjusted by the General Partner pursuant to the Allocation Regulations.

"Adjusted Value" means, with respect to any Adjusted Property, the fair market value of such property as determined by the General Partner at the time such property became an Adjusted Property.

"Affiliate" shall mean any Person that directly or indirectly controls, is controlled by or is under common control with the Person in question. As used in this definition, "control" means

the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" shall mean this Agreement of Limited Partnership, as it may be amended or restated from time to time.

"Allocation Regulations" means Treas. Reg. §1.704-1(b) as such regulations may be amended and in effect from time to time and any corresponding provisions of succeeding regulations.

"ASC" means a facility licensed by the State of Texas Department of State Health Services as an ambulatory surgery center which performs surgeries not requiring an overnight stay.

"Available Cash" shall mean, at the time of determination, all Partnership receipts derived from the conduct of the Partnership's business (excluding Capital Contributions, loans by the Partners to the Partnership, and proceeds from the sale of all or substantially all of the Partnership's assets) reduced by (i) such amount as is necessary to pay the current operating expenses and debt service of the Partnership, and (ii) such reserves for the reasonable needs of the Partnership's business as the General Partner shall determine, including reserves for replacements, capital improvements and additions.

"Book-Tax Disparities" means, with respect to an Adjusted Property, as of any date of determination, the difference between the Carrying Value of such Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 4.4 hereof, and such balance had the Capital Account been maintained strictly in accordance with tax accounting principles.

"Business Day" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the federal government or the State of Texas shall not be a Business Day.

"Capital Account" shall mean the capital account maintained for a Partner pursuant to Section 4.4 hereof.

"Capital Contribution" of any Partner shall mean the cash or other property actually contributed to the Partnership by such Partner.

"Carrying Value" means: (a) with respect to any Partnership property other than an Adjusted Property, the adjusted basis of such property for federal income tax purposes as of the time of determination, and (b) with respect to an Adjusted Property, the Adjusted Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions taken into account with respect to such property for purposes of computing Net Income and Net Loss as of the time of determination.

"Certificate of Conversion" has the meaning set forth in the introduction to this Agreement.

"Certificate of Formation" means the certificate of formation of the Partnership as filed with the Secretary of State of the State of Texas as an attachment to the Certificate of Conversion, as such certificate may be amended or restated from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, and any successor to such statute.

"Control Person" shall mean, with respect to the General Partner, any officer, manager, employee, agent or attorney of the General Partner or an affiliate of the General Partner.

"*Defaulting Partner*" has the meaning set forth in Section 4.9.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"Facility" means the ASC known as Kirby Surgical Center, including any extension, expansion or contraction thereof.

"*GAAP*" means Generally Accepted Accounting Principles, being the accepted accounting principals in the United States, as approved from time to time by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board or any successor institute, applicable as of the date such calculation is made or required to be made.

"General Partner" shall mean Northstar Healthcare General Partner, L.L.C., a Delaware limited liability company, or its successors or assigns.

"General Partner Interest" means the Partnership Interest held by the General Partner in its capacity as General Partner hereunder, but not any Partnership Interest represented by LP Units that the General Partner may hold.

"Income/Procedure Test" means that pursuant to the April 2001 Advisory Opinion issued by the Office of the Inspector General promulgating the Safe Harbors to the Federal Anti-Kickback statute applicable to multi-specialty Ambulatory Surgery Centers [42 CFR §1001.952(r)] ("Safe Harbors") as adopted as well by the State of Texas under the Texas Patient Solicitation Act [Tex. Occ. Code Ann., Section 102.001 et seq.] and the Texas Workers Compensation anti-kickback rules [28 Tex. Admin. Code, Section 180.25], each Physician Limited Partner (excluding a Physician Limited Partner who becomes disabled or dies) must: (i) derive at least one-third (1/3rd) of his/her/its medical practice income from all sources for the previous fiscal year or previous 12-month period from performance of procedures on the list of Medicare-covered procedures for ambulatory surgical centers in accordance with regulations issued by the Department of Health and Human Services; and (ii) have performed in the Facility at least one-third (1/3rd) of his or her annual cases (measured in terms of numbers of such) that are on the list of Medicare-covered procedures for ambulatory surgical centers; provided, however, for purposes of this Agreement, to promote the continued viability of the Facility, and to ensure an adequate safety margin for the Partnership as to a Partner's continuous compliance with the regulatory minimums, the 12-month test referred to in (i) above, shall be applied every 6

months and (ii) above, shall be three-fourths (3/4ths), as applied only to the number of outpatient cases and not as to income (the "Enhanced Threshold"), rather than one-third (1/3rd), which is the safe harbor minimum. The foregoing Enhanced Threshold shall not include those cases in which the Physician Limited Partner is required to perform such at another ASC or hospital if (1) the Facility is not reasonably equipped to provide the required services or cannot at the time of any such case, provide the required services, (2) the third party payor or the health insurance company provides no payment for the called for services to be performed at the Facility for the patient in question, (3) referring physician patterns preclude the performance of such case at the Facility, (4) the case cannot be performed at the Facility due to scheduling, operational or staffing issues at the Facility, (5) where the patient initiates a request of his/her own volition to have the procedure done by the Physician Limited Partner in a tertiary care hospital or at an ASC attached to a tertiary care hospital; or (6) where the deductible or co-insurance due from the patient due to limitations in "out of network" benefits, results in the patient objecting to a procedure being done at the Facility on account of the increased costs of a procedure at an "out of network" facility. If any governmental or regulatory authority determines that the Enhanced Threshold is unenforceable, then the amount of one-third (1/3rd) will be substituted for such Enhanced Threshold and this definition will be so modified and the Income/Procedure Test shall be fully enforecable as if set forth herein by the parties in the modified form.

"Indemnitee" shall mean the Limited Partners, the General Partner and its Control Persons, agents, (including, without limitation, its attorneys) and any Person who is or was serving at the request of the Partnership acting through the General Partner as director, officer, manager, member, partner, trustee, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise.

"Limited Partner" means the Person(s) admitted to the Partnership as original, additional or substituted Limited Partners as reflected in this Agreement. A Limited Partner who has assigned his/her LP Units to an assignee shall remain a Limited Partner until such assignee is admitted as a Substituted Limited Partner pursuant to Article XII. The Limited Partners shall be comprised of "Physician Limited Partners" and the "Special Limited Partner." As used herein, the term "Limited Partner" and "Limited Partners" shall mean each Person, both individually and collectively, that is a Limited Partner.

"Liquidator" means the Person designated pursuant to Section 14.3 hereof.

"LP Units" shall mean a Partnership Interest of a Limited Partner (or assignee) representing such fractional part of the Partnership Interests of all Limited Partners (or their assignees) as shall be determined by the General Partner; provided that each LP Unit at any time Outstanding shall represent the same fractional part of the Partnership Interests of all Limited Partners (or their assignees) as each other LP Unit, in which case the Partnership Interest represented by an LP Unit of such partnership interests shall be determined in accordance with such designations, preferences and special rights) and, in any event, subject to such federal income tax allocations as may be required pursuant to Section 704(c) of the Code. All (100%) of the LP Units shall constitute a ninety-nine (99%) percent ownership of Partnership Interests by the Limited Partners.

"*Majority Interest of Physician Limited Partners*" means the Physician Limited Partners holdings more than 50% of the Partnership Interests held by all Physician Limited Partners.

"*Medical Board*" means a board of five (5) Persons, all of whom shall be Physician Limited Partners, who are elected by the Majority Interest of Physician Limited Partners. A representative of the General Partner shall be entitled to attend and participate in any meeting of the Medical Board as a sixth member, but the General Partner's representative shall have no voting rights as to the Medical Board on which its representative shall serve as a non-voting ex officio member only. See also Section 6.1(d).

"*Net Agreed Value*" means (a) in the case of any property contributed to the Partnership, the fair market value of such property reduced by any indebtedness either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner, the fair market value of such property at the time of such distribution reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"*Net Book Value*" means the difference between the Partnership's tangible assets (with no value for goodwill, future earnings or other intangibles) and liabilities as recorded on the latest financial statements for the Partnership, prepared in accordance with GAAP.

"*Net Income*" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain over the Partnership's items of loss and deduction for such taxable period, as such items are determined in accordance with the principles set forth in Section 4.4 hereof.

"*Net Loss*" means, for any taxable period the excess, if any, of the Partnership's items of loss and deduction over the Partnership's items of income and gain for such taxable period, as such items are determined in accordance with the principles set forth in Section 4.4 hereof.

"*Operations Committee*" means the committee formed by the Partnership to oversee the management of the business affairs of the Facility. See also Section 6.1(f).

"*Outstanding*" means with respect to LP Units, all LP Units shown to be outstanding on the books and records of the Partnership except any such LP Units held by the Partnership.

"*Partner*" means the General Partner and any type of Limited Partner. In the event a Limited Partner is an entity, then all references to such in the first person shall equally apply, as the case may be.

"*Partner's Borrowing Rate*" means the highest lawful rate of interest at which the General Partner, or any of its Affiliates, borrow funds from third party lenders (including points or other financing charges or fees).

"*Partnership*" means Medical Ambulatory Surgical Suites, L.P., a Texas limited partnership, formed upon the filing of the Certificate of Conversion with the Secretary of State of Texas, as such limited partnership may from time to time be constituted.

"*Partnership Interest*" means the ownership interest of a Partner in the Partnership.

"Partnership Interests Purchase Agreement" shall mean the Partnership Interest Purchase Agreement dated February 28, 2007, among Northstar Healthcare General Partner, L.L.C., a Delaware limited liability company, Northstar Healthcare Limited Partner, L.L.C., a Delaware limited liability company, the Physician Limited Partners and the beneficial owners of such and Medical Ambulatory Surgical Suites, L.L.P., a Texas limited liability partnership doing business as Kirby Surgical Center.

"Percentage Interest" means: (a) one (1%) percent with respect to the General Partner; (b) with respect to the Physician Limited Partner ownership interests of a particular Physician Limited Partner, expressed as a percentage of his/her overall ownership interest in the Partnership, as of the date of such determination; and (c) fifty-nine (59%) percent with respect to the Special Limited Partner.

"Person" means an individual, estate, corporation, partnership, limited liability company, trust, unincorporated organization, association or other entity.

"Physician Limited Partners" means Limited Partners who are physicians or podiatrists and who therefore must meet the Qualified Investor criteria and are subject to the Income/Procedure Test. The Special Limited Partner is specifically not included as a Physician Limited Partner. In the event that a Physician Limited Partner is not an individual, then each beneficial owner of such Physician Limited Partner, in his or her individual capacity, shall join in the execution of this Agreement, evidencing each such person's agreement to be bound and obligated for all of Physician Limited Partner's representations, warranties, covenants, terms and conditions contained herein, as if each such beneficial owner were a Physician Limited Partner himself/herself. The beneficial owner shall treated as the Physician Limited Partner for all purposes of this Agreement, including, but not limited to the Income/Procedure Test, the Retiring Partner definition and the provisions of Section 7.5 hereof. The sole beneficial owner of an entity Physician Limited Partner shall be responsible for meeting the foregoing provisions.

"Promissory Note" means any authorized loan to the Partnership by a Partner or third party.

"Purchase Price" has the meaning set forth in Section 11.3.

"Qualified Investor" means an individual who meets each and every one of the following:

(a) such individual has not provided nor received remuneration in return for the referral of a patient to any Person, including a Partner or the Partnership, unless such remuneration is permitted under the Fraud and Abuse Statute and the Texas Patient Solicitation Act,

(b) the terms on which such individual's investment interest in the Partnership was offered was not related to the previous or expected volume of referrals, services furnished, or the amount of business otherwise generated from such individual to the Partnership,

(c) neither the Partnership nor any other Partner (or other individual or entity acting on behalf of the Partnership or any Partner) has loaned funds to, or guaranteed a loan for such

individual of which such individual used any part to obtain such individual's investment interest in the Partnership,

(d) the amount of payment to such individual in return for his or her investment in the Partnership shall be directly proportional to the amount of the Capital Contribution of such individual,

(e) such individual must treat patients receiving medical benefits or assistance under any federal health care program in a nondiscriminatory manner,

(f) such individual must be duly licensed or otherwise authorized to practice medicine in Texas and is in good standing with any regulatory body authorized to supervise or license the practice of medicine,

(g) such individual must be board certified or board eligible in his or her respective medical practice specialty and such individual continues to maintain all required professional credentials and meet all continuing education requirements necessary to retain such board certification or eligibility,

(h) such individual must obtain and maintain medical malpractice and other liability insurance in such amounts as may from time to time be required by the Partnership,

(i) such individual must be eligible to participate in Medicare under Title XVIII of the Social Security Act, and in Medicaid under Title XIX of the Social Security Act, or other applicable State law pertaining to Title XIX of the Social Security Act; the Partnership may, at its option, perform periodic checks of the excluded provider lists maintained by federal and state agencies to determine whether each Limited Partner is eligible to participate in the programs described above,

(j) such individual must comply with the Income/Procedure Test.

(k) such individual must obtain and maintain in good standing active medical staff privileges at a hospital in the Harris County and/or Fort Bend County, Texas area,

(l) such individual must not have been convicted of any felony offense under the laws of the State of Texas or similarly designated serious offense of any other jurisdiction; a violation of this requirement will be deemed to have occurred upon the rendering of a conviction by any court of competent jurisdiction, irrespective of whether such finding will be appealable; provided, however, that if the individual is pardoned, or any appeal is pursued and the conviction is subsequently overturned, then such individual will not be disqualified under this requirement,

(m) such individual's authorization, execution, delivery, and performance of this Agreement does not cause a legal conflict with any other agreement or arrangement to which such individual is a party or by which such individual is legally bound,

(n) such individual must maintain his or her primary residence in Texas,

(o) such individual will comply with the applicable requirements of the Texas Patient Solicitation Act.

"Recapture Income" means any gain recognized by the Partnership (but computed without regard to any adjustment required by Section 734 or 743 of the Code) upon the disposition of any property or asset of the Partnership that is treated as ordinary income because such gain represents the recapture of ordinary deductions previously taken for federal income tax purposes with respect to such property or assets.

"Residual Gain" or *"Residual Loss"* means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of an Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 5.2 hereof to eliminate Book-Tax Disparities.

"Retiring Partner" means a Physician Limited Partner who, in any twelve month period, does not (other than due to circumstances beyond such Physician Limited Partner's control, specifically including, but not limited to, items (1) through (6) under the definition of Income Procedure Test set forth herein) perform at least 213 cases as to Physician Limited Partners who practice hand surgery; at least 153 cases as to Physician Limited Partners who practice orthopedic surgery; at least 99 cases as to Physician Limited Partners who practice ear, nose and throat surgery; at least 751 cases as to Physician Limited Partners who practice pain management; and at least 160 cases as to Physician Limited Partners who practice general surgery. The unique categorization of each Physician Limited Partner's practice, i.e., "orthopedics" or ortho", "pain"; "ENT" or "general surgery" is set forth on the signature pages hereto.

"Special Limited Partner" means Northstar Healthcare Limited Partner, L.L.C., a Delaware limited liability company, or its successors or assigns.

"Substituted Limited Partner" means a Person admitted to the Partnership as a Limited Partner.

"Super Majority Vote" means the written affirmative consent of the Majority Interest of Physician Limited Partners after the General Partner's delivery to all of the Physician Limited Partners of a reasonably detailed description of an applicable proposed action to be taken by the General Partner, which proposed action has been approved by the General Partner and the Special Limited Partner.

"TBOC" means, at any time, the Texas Business Organizations Code or, from and after the date of any successor statute becomes, by its terms, applicable to the Partnership, such successor statute, in each case as amended at such time by amendments that are, at that time, applicable to the Partnership. All references to sections of the TBOC include any corresponding provision or provisions of any such successor statute.

"Unrealized Gain" attributable to a Partnership property means, as of any date of determination, the excess, if any, of the fair market value of such property as of such date of determination over the Carrying Value of such property as of such date of determination.

"Unrealized Loss" attributable to a Partnership property means, as of any date of determination, the excess, if any, of the Carrying Value of such property as of such date of determination over the fair market value of such property as of such date of determination.

"Winding-up" means the winding-up and liquidation of the Partnership's business upon its dissolution.

ARTICLE II
GENERAL

2.1 Power of Attorney.

(a) Each Partner hereby constitutes and appoints the General Partner and the Liquidator (and any successor to either thereof by merger, assignment, election or otherwise) with full power of substitution as his or her true and lawful agent and attorney-in-fact, with full power and authority in his or her name, place and stead:

(i) to execute, swear to, acknowledge, deliver, file and record in the appropriate public:

(A) all instruments that the General Partner or the Liquidator deems appropriate or necessary to reflect any amendment, change or modification of this Agreement in accordance with its terms;

(B) all conveyances and other instruments or documents that the General Partner or the Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms hereof;

(C) all instruments relating to the admission or substitution of any Partner pursuant to Article XII; and

(ii) to sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments that the General Partner or the Liquidator deems appropriate or necessary to make, evidence, give, confirm or ratify any vote, consent, approval, waiver, agreement or other action made or given by the Partners hereunder or consistent with the terms hereof and appropriate or necessary, in the sole discretion of the General Partner or the Liquidator, to effectuate the terms or intent hereof.

Nothing herein contained shall be construed to authorize the General Partner to amend this Agreement except in accordance with Article XV or as may be otherwise expressly provided for in this Agreement, or to take any other action in contravention of this Agreement.

(b) The power of attorney granted in Section 2.1(a) hereof is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive the death, incompetency, disability, dissolution, bankruptcy or termination of any Partner and the transfer of all or any portion of his or her Partnership Interest and shall extend to such Partner's heirs, successors, assigns and personal representatives. Each Partner hereby agrees to be bound by any representations made by the General Partner or the Liquidator, acting in good faith pursuant to

such power of attorney. Each Partner hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator, taken in good faith under such power of attorney. Each Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of its request therefor, such further designations, powers of attorney and other instruments as the General Partner or the Liquidator deems appropriate or necessary to effectuate this Agreement and the purposes of the Partnership.

2.2 Term.

The Partnership shall continue in existence for ninety-nine (99) years unless sooner dissolved in accordance with Article XIV hereof.

ARTICLE III
PURPOSE

The purpose and business of the Partnership is to own, operate, maintain and improve the Facility, as it may be relocated or expanded from time to time, and to engage in any other business incidental to the foregoing and to engage in any other business that a limited partnership organized under the TBOC may carry on. Except as otherwise set forth in Section 6.1 below, and only upon a Super Majority Vote, may the General Partner on behalf of the Partnership, borrow funds, issue evidences of indebtedness or create liens, security interests or other encumbrances on any portion or all of the Facility.

ARTICLE IV
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

4.1 Capital Contributions.

(a) General Partner. The General Partner has made contributions to the Partnership, the adequacy and sufficiency of which is hereby acknowledged, in exchange for its General Partner Interest. Except as otherwise provided in Section 14.3, the General Partner shall not be required to make any other Capital Contributions to the Partnership. The General Partner Interest is not be subject to dilution.

(b) Limited Partners. Each of the Limited Partners have made contributions to the Partnership, the adequacy and sufficiency of which is hereby acknowledged, in exchange for their LP Units. Physician Limited Partners shall not be required to make any other Capital Contributions to the Partnership.

(c) Special Limited Partner. The Special Limited Partner has purchased its Partnership Interests from the Limited Partners under the Partnership Interests Purchase Agreement upon the terms and conditions contained therein. Special Limited Partners shall not be required to make any other Capital Contributions to the Partnership. The Special Limited Partner Interest is not subject to dilution.

4.2 Additional Issuances of Partnership Interests.

(a) In order to better utilize the Facility to raise capital for Partnership operations, for capital improvements, to acquire assets, to redeem or retire Partnership debt, or for any other valid Partnership purposes, the General Partner may, upon a Super Majority Vote, cause the Partnership to issue to a Person LP Units in addition to those issued pursuant to Section 4.1 hereof and to admit such Person to the Partnership as an Additional Limited Partner. To the extent approved by a Super Majority Vote, the General Partner may set the consideration for and the terms and conditions with respect to such issuance of LP Units. Provided, however, the ownership interests of the General Partner and the Special Limited Partner shall be non-dilutable notwithstanding the sale of additional Partnership Interests to Additional Limited Partners. As provided for in a resolution approved by a Super Majority Vote, the General Partner may cause the Partnership to issue LP Units, with such designations, preferences, participation, or other rights as shall be approved and fixed by the Super Majority Vote, without limitation:

(i) the allocation of items of Partnership income, gain, loss, deduction and credit to such interests;

(ii) the rights of such Partnership Interests to share in Partnership distributions;

(iii) the rights of such Partnership Interests upon dissolution and liquidation of the Partnership;

(iv) the price at which and the terms and conditions upon which such Partnership Interests may be redeemed by the Partnership; and

(v) the right of such Partnership Interests to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interests.

Provided, however, the right of the General Partner to cause the Partnership to issue additional LP Units in the case of LP Units which have been repurchased by the Partnership under Section 11.1 shall not be unreasonably withheld. Upon the issuance of any additional LP Units in accordance with this Section 4, the designations, rights and preferences of which are not identical to the LP Units issued to the Limited Partners existing at the time of formation of the Partnership, the General Partner, with the consent or approval at such time of a majority in Partnership Interests of Limited Partners, may amend any provision of this Agreement and, exercising the power of attorney granted in Section 2.1 hereof, may execute, swear to, acknowledge, deliver, file and record such documents as it determines in its sole discretion to be necessary or appropriate to reflect the issuance of such LP Units and the relative rights and preferences thereof. Each Limited Partner and assignee hereby consents to any such amendment.

(b) The General Partner, if approved by a Super Majority Vote, may cause the Partnership to issue any other type of security (including, without limitation, secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into Partnership Interests, options, rights, warrants or appreciation rights relating to Partnership Interests or any such debt obligations, or any combination of any of the foregoing) at any time and from time to time to the General Partner, the Limited Partners or other Persons on terms and

conditions approved by a Super Majority Vote; provided, however, neither the General Partner nor any Affiliate of the General Partner shall acquire such other securities from the Partnership unless a reasonable opportunity is offered to all Limited Partners to purchase their Percentage Interest of such securities on the same terms and conditions as the General Partner and/or its Affiliates.

(c) The General Partner shall do all things it deems to be appropriate or necessary to comply with the TBOC or otherwise advisable in connection with any such future issuance of securities.

4.3 [Intentionally left blank].

4.4 Capital Accounts.

(a) The Partnership shall establish and maintain for each Partner a separate Capital Account. Such Capital Account shall be increased by: (i) the cash amount or Net Agreed Value of all Capital Contributions made by such Partner, and (ii) all items of Net Income and other items of income and gain computed as provided herein and allocated to such Partner pursuant to Section 5.1 hereof, and (iii) the amount of any Partnership liabilities that are expressly assumed by such Partner or that are secured by any Partnership property distributed to such Partner. Such Capital Account shall be decreased by (x) the cash amount or Net Agreed Value of all distributions of cash or property made to such Partner pursuant to this Agreement, (y) all items of Net Loss and other items of loss and deduction computed as provided herein and allocated to such Partner pursuant to Section 5.1 hereof, and (z) the amount of any liabilities of such Partner that are expressly assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership.

(b) For purposes of computing Net Income or Net Loss, each item of income, gain, loss and deduction shall be determined in the same manner as such items are determined for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for such purpose), subject to the following adjustments:

(i) any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss will be included as an item of income or gain;

(ii) any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Section 705(a)(2)(B) expenditures under Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss, will be included as an item of loss or deduction;

(iii) gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Carrying Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Carrying Value;

(iv) depreciation, amortization and other cost recovery deductions for any property will be computed by reference to the Carrying Value of the property in the manner set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3);

(v) any items which are specially allocated under Section 5.1(c) will not affect calculations of Net Income or Net Loss; and

(vi) any Unrealized Gain or Unrealized Loss resulting from an adjustment in the value of any Partnership property pursuant to this Agreement or the Allocation Regulations will be taken into account as gain or loss from disposition of such property.

(c) Consistent with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or property, the Capital Accounts of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 5.1.

(d) To the extent not otherwise specified in this Section 4.4, the Capital Accounts of the Partners shall be maintained in accordance with the Allocation Regulations as interpreted and applied in the discretion of the General Partner.

(e) In the event any Partnership Interest is transferred in accordance with the terms of this Agreement and such transferee is admitted to the Partnership as a Substituted Limited Partner or General Partner, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Partnership Interest (or portion thereof) transferred.

(f) The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

4.5 Interest.

No interest shall be paid by the Partnership on Capital Contributions or on balances in Capital Accounts.

4.6 No Withdrawal.

No Partner shall be entitled to withdraw any part of his or her Capital Contribution or his or her Capital Account or to receive any distribution from the Partnership, except as provided in Section 5.3 hereof and Article XIV.

4.7 Loans from Partners.

Partners may make interest bearing loans to the Partnership to provide capital for Partnership operations where so approved by the General Partner and by a Super Majority Vote.

Non-interest bearing loans may otherwise be made if approved by the General Partner without any requirement for a Super Majority Vote. Loans from a Partner to the Partnership shall not be considered Capital Contributions. The General Partner or any Affiliate of the General Partner may make loans to the Partnership to preserve the Partnership's assets, at the General Partner's sole discretion, without the joinder or agreement of any other person, and such loan or loans shall not be considered Capital Contributions and shall bear interest as provided for herein. Any Partner, General Partner or its Affiliate, as the case may be, may charge interest on any such loans made by it to the Partnership at an interest rate equal the market rate, not to exceed the maximum allowable rate per annum under Texas law and any such rate shall be deemed to be reasonable and not subject to challenge by any Partner. All Partners shall have the right to participate in such lending on a pro rata basis but shall not have the obligation to do so. In addition, in connection with any loans to the Partnership, the General Partner has full power and authority to execute pledges and mortgages of Partnership property, or grant security interests therein, or liens thereon, which pledges, mortgages, liens and security interests may not provide for cross defaults with other like loans to other Affiliates of the Partnership, unless otherwise approved by a Super Majority Vote.

4.8 Limited Partner Negative Capital Account Balances.

No Limited Partner shall at any time be required to make any contributions to the Partnership to eliminate or reduce any deficit in such Limited Partner's Capital Account.

4.9 Defaulting Partner.

If any Physician Limited Partner (other than a Physician Limited Partner whose Partnership Interests are subject to purchase pursuant to Article XI hereof):

(i) fails to meet the requirements of the Income/Procedure Test, as described in Article I (unless it has been granted a waiver of strict compliance with the Income/Procedure Test by the General Partner) or fails to provide written documentation to the contrary to the General Partner within fifteen (15) days of such written request; or

(ii) breaches the confidentiality provision contained in Section 8.3 hereof; or

(iii) breaches the non-compete provision contained in Section 7.5 hereof; or

(iv) fails to meet one or more of the requirements of a Qualified Investor; or

(v) shall default under any term or condition of this Partnership Agreement; or

(vi) is guilty of gross misconduct that in the opinion of a majority of the Medical Board and the General Partner adversely affects the Partnership or the operation of the Facility; or

(vii) fails to correct his or her mistreatment of employees or staff at the Facility after notice of such failure from the General Partner, or as determined by the Medical Board, the Physician Limited Partner fails to adhere to the Partnership's policies and procedures after notice of such failure from the General Partner; or

(viii) is suspended, disbarred or excluded from the Medicare or Medicaid programs or any other governmental health care program (a "Government Program"), or a civil monetary penalty, criminal penalty, or other punishment by a Government Program is imposed against Seller;

then, upon the General Partner's motion, all rights of the such Physician Limited Partner (the "Defaulting Partner") as a Partner in the Partnership shall automatically terminate with no further action required by any party to accomplish same, and the following provisions shall apply: (a) No distributions or allocations shall be due to or made following the occurrence of any of (i) - (viii) above, with respect to such Defaulting Partner's Partnership Interest; (b) any amounts paid to such Defaulting Partner during any period of non-compliance by the Defaulting Partner shall be held in a constructive trust for the benefit of the Partnership, with the Defaulting Partner having no interest in such monies; (c) the Partnership shall have the right to redeem the residual Partnership Interest and rights appurtenant thereto, for One Dollar ($1.00). Provided, however, the General Partner, with the concurrence of the Medical Board, may waive any one or more incidences in which a Physician Limited Partner is a Defaulting Partner.

The waiver of or the failure to enforce the foregoing provisions or take any action against any one or more Defaulting Partner(s) shall not constitute a waiver against the future enforcement of any provision of this Agreement against any other Physician Limited Partner, whether a Defaulting Partner or not.

ARTICLE V
ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocation of Net Income or Net Loss for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, Net Income or Net Loss for any taxable year (or portion thereof) shall be allocated among the Partners as follows:

(a) General Rule. After giving effect to the allocations provided in Sections 5.1(b) or (c), Net Income or Net Loss shall be allocated among the Partners in accordance with their respective Percentage Interests.

(b) Allocations Upon Winding-up. During Winding-up, all items of Partnership income, gain, loss and deduction shall be allocated among the Partners first in such a manner as to cause the balances in the Capital Account of the Partners, as adjusted to reflect the allocations provided hereunder, to be in the same ratios as their respective Percentage Interests and thereafter as provided in Section 5.1(a).

(c) Mandatory Allocations. Prior to making any allocations provided above, the following mandatory allocations shall be made:

(i) Minimum Gain Chargeback. If there is a net decrease in Partnership minimum gain (as defined in Treas. Reg. §1.704-2(b)(2)) during a fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such fiscal year (and, if necessary, subsequent years) in the amount and proportions necessary to satisfy the provisions of the Allocation Regulations relating to nonrecourse debt.

(ii) Partner Nonrecourse Debt Minimum Gain Chargeback. After the application of (i) above, but prior to the application for such fiscal year of any other provision of this Section 5.1, if there is a net decrease in Partner nonrecourse debt Minimum Gain (as defined in Treas. Reg. §1.704-2(i)(3)) attributable to a Partner nonrecourse debt during a fiscal year, then any Partner with a share of the Partner minimum gain attributable to such debt at the beginning of such year shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in the amount and proportions necessary to satisfy the provisions of the Allocation Regulations relating to Partner nonrecourse debt.

(iii) Qualified Income Offset. Except as provided in Sections 5.1(c)(i) and 5.1(c)(ii) hereof, in the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Allocation Regulations, the Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible.

(iv) Gross Income Allocations. In the event any Partner has an Adjusted Capital Account Deficit, such Partner shall be specially allocated items of Partnership gross income and gain, in the amount of such excess as quickly as possible.

(v) Curative Allocations. The special allocations set forth in Section 5.1(c)(i), (ii), (iii) and (iv) (the "Regulatory Allocations") are intended to comply with the Allocation Regulations. Notwithstanding any other provisions of this Section 5.1, the Regulatory Allocations shall be taken into account in allocating Net Income, Net Loss and other items of income, gain, loss and deduction among the Partners such that, to the extent possible, the net amount of such allocations of Net Income, Net Loss and other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each Partner if the Regulatory Allocations had not occurred.

(vi) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to the Allocation Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners, in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to the Allocation Regulations.

5.2 Allocations for Tax Purposes.

(a) For federal income tax purposes, except as otherwise provided in this Section 5.2, each item of income, gain, loss, deduction and credit of the Partnership shall be allocated among the Partners in the same manner as its corresponding item of "book" income, gain, loss or deduction has been allocated pursuant to Section 5.1 hereof.

(b) In an attempt to eliminate Book-Tax Disparities attributable to any Adjusted Property, items of income, gain, loss, depreciation and cost recovery deductions, attributable to an Adjusted Property shall be allocated among the Partners in a manner consistent with the principles of the regulations under Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof following any adjustments that cause a property to become an Adjusted Property. Any items of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as their corresponding "book" items have been allocated under Section 5.1. The Partnership will use such method as agreed by the General Partner with a Super Majority Vote.

(c) All items of income, gain, loss, deduction, credit and basis allocation recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, such allocations, once made, shall be adjusted as necessary to take into account those adjustments permitted by Sections 734 and 743 of the Code.

(d) Any Recapture Income resulting from the sale or other taxable disposition of any Partnership assets shall be allocated, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 5.2, among the Partners (or their successors in interest) in the same proportions and to the extent such Partners have been allocated or have claimed any deductions directly or indirectly giving rise to the treatment of such gain as Recapture Income.

(e) Each item of Partnership income, gain, loss, deduction and credit attributable to a transferred Partnership Interest shall be allocated between the transferor and the transferee in such manner as those two parties may reasonably agree, as may be required or permitted by Section 706 of the Code.

5.3 Distributions.

Except as otherwise provided in this Section and Section 14.3 hereof, and subject to any preferences as to distributions of Available Cash attributable to any LP Units or other securities issued by the Partnership pursuant to Section 4.2 hereof, all Available Cash shall be distributed from time to time, among the Partners in accordance with their respective Percentage Interests.

ARTICLE VI
MANAGEMENT AND OPERATION OF BUSINESS

6.1 Management.

(a) Subject to approval by a Super Majority Vote on certain matters as set forth herein, the General Partner shall conduct, direct and exercise full control over all activities of the Partnership. Subject to the powers of the Medical Board, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and the Limited Partners shall not have any right of control or management power over the day-to-day business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement and subject to the other terms of this Agreement, the General Partner shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, including, without limitation:

(i) Acquire or dispose of real or personal property in the ordinary course of business for cash, securities, promissory notes other property, or any combination thereof upon such terms and conditions as the General Partner may, from time to time, determine (including, in instances where the property is encumbered, on either an assumption or a "subject to" basis);

(ii) Cause the Partnership to acquire, own, hold, improve, manage, and lease such property, either alone or in conjunction with others through partnerships, limited partnerships, joint ventures or other business associations or entities;

(iii) Finance the Partnership's activities either with the seller of such property or by borrowing money from third parties, all on such terms and conditions as the General Partner deems appropriate. In instances where money is borrowed for Partnership purposes, the General Partner shall be and hereby is authorized to pledge, mortgage, encumber, and grant security interest in Partnership properties for the repayment of such loans;

(iv) Employ, retain, or otherwise secure or enter into other contracts with personnel or firms to assist in the acquisition, development, improvement, management and general operation of the Partnership properties, including, but not limited to technicians, real estate brokers or agents, supervisory, development and/or management agents and/or companies, attorneys, accountants, and engineers, all on such terms and for such consideration as the General Partner deems advisable;

(v) Maintain insurance for the benefit of the Partnership and the Partners as it deems necessary, and as pursuant to Section 11.1(a);

(vi) Subject to approval by a Super Majority Vote, establish fees charged by the Partnership with respect to services provided at the Facility;

(vii) In accordance with applicable state and federal laws and regulations regarding billing and collection activities, conduct the billing and collection of all amounts charged to patients in connection with services rendered at the Facility and/or form a management agreement for such billing and collection; and

(viii) Take any and all other action which is permitted under the TBOC and which is customary or reasonably related to the acquisition, operation, ownership, development, improvement, management, leasing, and disposition of real, personal or mixed property.

(b) Without a Super Majority Vote, the General Partner may not (i) cause the Partnership to enter into, waive, amend or terminate any agreement with the General Partner or any Affiliate of the General Partner (other than the Marketing and Cost Sharing Agreement, as defined below), or (ii) approve the Annual Center Budget or Annual Center Plan, or waive or amend (which waiver or amendment results in any adverse affect to the Physician Limited Partners) any provision of or terminate the Marketing and Cost Sharing Agreement dated as of the Effective Date hereof, between the General Partner and the Partnership ("Marketing and Cost Sharing Agreement"). The Marketing and Cost Sharing Agreement, in the form attached hereto as Exhibit A, has been approved by the Partnership. The proposed Annual Center Budget and Annual Center Plan as proposed by the Physician Limited Partners for the first twelve (12) months following the Effective Date hereof shall be provided to the General Partner on or before February 28, 2007.

(c) Subject to Section 4.2 of this Agreement, each of the Partners hereby agrees that the General Partner shall be authorized to execute, deliver and perform any agreements, acts, transactions and matters in connection with any permitted offering of any kind of Partnership Interests on behalf of the Partnership without any further act, approval or vote of the Partners or the Partnership. The participation by the General Partner in any agreement authorized or permitted hereunder shall not constitute a breach by the General Partner of any debt that it may owe the Partnership or the Limited Partners hereunder or under applicable law.

(d) Each of the General Partner and the Partnership shall provide full disclosure to each Additional Limited Partner, if any, as required pursuant to applicable federal and state securities laws.

(e) Medical Board. The Partnership shall establish a Medical Board to set out and implement the policies and procedures as to the Facility's medical issues required by law to be solely within the control of the medical staff at the Facility and to more generally represent the interests of the Physician Limited Partners. Members of the Medical Board shall serve for such terms as determined the vote of a Majority Interest of Physician Limited Partners and any of such members may be removed at any time and without cause by the vote of a Majority Interest of Physician Limited Partners. The General Partner shall defer to such Medical Board on statutorily or regulatory required medical and healthcare related issues, but not otherwise, with the General Partner at all times controlling and managing all other business affairs and business operations of the Partnership subject to the terms of this Agreement. Nothing contained herein shall give any Limited Partner the authority to manage the business affairs of the Partnership.

(f) Operations Committee. The Partnership shall establish an Operations Committee to monitor the business affairs of the Facility and all other matters not otherwise: (i) the responsibility of the Medical Board, or the General Partner; or (ii) provided for under the Management Agreement. The Operations Committee shall also function as a vehicle by which the Physician Limited Partners may express their position to the General Partner. The Operations Committee shall consist of five members. The Physician Limited Partners (by vote of the Majority Interest of Physician Limited Partners) shall elect forty (40%) percent of the Operations Committee's members with the General Partner electing sixty (60%) percent of the members. Members of the Operations Committee shall serve for such terms as determined by

the applicable election vote and any of such members may be removed at any time and without cause by the vote of the parties that so elected them.

6.2 Reliance by Third Parties.

Notwithstanding any other provision of this Agreement, no lender or purchaser, including any purchaser of property from the Partnership or any other Person dealing with the Partnership, shall be required to look to the application of proceeds hereunder or to verify any representation by the General Partner as to the extent of the interest in the assets of the Partnership that the General Partner is entitled to encumber, sell or otherwise use. Any such lender or purchaser shall be entitled to rely exclusively on the representations of the General Partner as to its authority to enter into such financing or sale arrangements and shall be entitled to deal with the General Partner as if it were the sole party in interest therein, both legally and beneficially. Except for any fraudulent or illegal conduct on the part of any lender, purchaser or other person, each Limited Partner and assignee hereby waives any and all defenses or other remedies that may be available against such lender, purchaser or other Person to contest, negate or disaffirm any action of the General Partner in connection with any such sale or financing. In no event shall any Person dealing with the General Partner or its representative with respect to any business or property of the Partnership be obligated to ascertain that the terms hereof have been complied with, or to inquire into the necessity or expedience of any act or action of the General Partner or its representative. Each contract, agreement, deed, mortgage, security agreement, promissory note or other instrument or document executed by the General Partner or its representative with respect to any business or property of the Partnership shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery thereof this Agreement was in full force and effect, (b) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership, and (c) the General Partner or its representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership.

6.3 Purchase or Sale of Partnership Interests.

The General Partner may cause the Partnership to purchase or otherwise acquire (or may purchase or otherwise acquire on behalf of the Limited Partners) Partnership Interests. As long as such Partnership Interests are held by the Partnership, such Partnership Interests shall not be considered Outstanding for any purpose.

6.4 Compensation and Reimbursement of General Partner.

The Partnership shall reimburse the General Partner for all direct third party expenses that the General Partner actually incurs in connection with governmental filings for the Partnership not otherwise covered by the Marketing and Cost Sharing Agreement, and not for expenses incurred in connection with monitoring its investment and exercising its voting rights herein. In addition, upon termination of the Marketing and Cost Sharing Agreement, the Partnership shall reimburse the General Partner for all direct third party expenses that the General Partner actually incurs for the Partnership in accordance with an annual budget, or

amendment thereto, for the Partnership as proposed by the General Partner and approved by a Super Majority Vote.

6.5 Outside Activities.

The General Partner and Special Limited Partner and their respective officers, directors, and Affiliates may acquire any assets (in addition to Partnership Interests) and enter into or conduct any business or activity, in addition to the assets acquired by it and/or business conducted by it in connection with the performance by it of the terms of this Agreement or incidental to the acquisition, ownership or disposition of Partnership Interests. The General Partner (and its officers and directors) and their Affiliates may engage in or possess an interest in any business or venture of any nature whatsoever, independently or with others, including ones in competition with the Partnership. See also Sections 6.7 through 6.9 below.

6.6 Indemnification.

Notwithstanding anything herein to the contrary, and without regard for any need for an Approved Budget, the Partnership shall indemnify and hold harmless each Indemnitee as follows:

(a) In any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an Indemnitee was or is a party or is threatened to be made a party by reason of the fact that such Indemnitee is or was the General Partner, a Control Person serving at the request of the Partnership or the General Partner on behalf of the Partnership in another entity, involving an alleged cause of action arising from the activities of such Indemnitee under this Agreement or from the management of the affairs of the Partnership, or which relates to the Partnership, its property, business or affairs, the Partnership shall indemnify such Indemnitee against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with the defense or settlement of such action, suit, or proceeding, unless such Indemnitee acted: (i) not in good faith; or (ii) in a manner not reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Partnership; provided that the Indemnitee's conduct shall not have constituted gross negligence or willful or wanton misconduct. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that an Indemnitee acted not in good faith and in a manner reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Partnership. The Partnership shall also provide such indemnification in any action, suit or proceeding by or in the right of the Partnership to procure a judgment in its favor; provided that if in such action, suit or proceeding the Indemnitee shall have been adjudged to be liable for gross negligence or willful or wanton misconduct, such indemnification shall be provided only if, and only to the extent that, the arbitrator in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such arbitrator shall deem proper.

(b) Expenses (including attorneys' fees and expenses) incurred in defending any action, suit or proceeding subject to Section 6.6(a) shall be paid by the Partnership in advance of

the final disposition of such proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by an arbitrator or otherwise, that the Indemnitee is not entitled to be indemnified by the Partnership as authorized hereunder. The obligation of the Partnership to advance costs and expenses to an Indemnitee may not be waived or altered by the Partnership or by any other Person, and this provision shall be an absolute obligation for the benefit of the Indemnitee.

(b) Any indemnification under Section 6.6(a), unless ordered by an arbitrator, shall be made by the Partnership only as authorized in the specific case and only upon a determination that indemnification of an Indemnitee is proper in the circumstances because such Indemnitee has met the applicable standard of conduct set forth in Section 6.6(a). Such determination shall be made (i) by a vote of a majority of all Partners who at the time of the vote are not named defendants or respondents in the proceeding or (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the board of directors or managers of the General Partner, designated to act in the matter by a majority vote of all directors or managers, consisting solely of two or more directors or managers who at the time of the vote are not named defendants or respondents in the proceeding, or (iii) by special legal counsel selected by the board of directors or managers or a committee thereof by vote as set forth in clause (i) or (ii), or, if such a vote cannot be obtained, selected by a majority vote of all directors or managers of the General Partner. Any such indemnification shall be made only from the assets of the Partnership.

(d) The indemnification provided by this Section 6.6 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement or vote of the Partners as a matter of law or otherwise, both as to action in the Indemnitee's capacity as the General Partner, a director, manager, officer, employee or agent of the General Partner or a Person serving at the request of the Partnership and to action in another capacity. Such indemnification shall continue as to an Indemnitee who has ceased to serve in such capacity, and shall, inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of such Indemnitee.

(e) The Partnership may purchase and maintain insurance on behalf of any one or more Indemnitees and other Persons as the General Partner shall determine against any liability that may be asserted against or expense that may be incurred by such Person in connection with the activities of the Partnership, whether or not the Partnership would have the power to indemnify such Person against such liability hereunder.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of this Section 6.6.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.6 because the Indemnitee had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms hereof.

(h) The provisions of this Section 6.6 are for the benefit of the Indemnitees and their heirs, successors, assigns, administrators and personal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

6.7 Liability of General Partner.

The General Partner shall be liable to the Partnership and the Limited Partners for gross negligence or willful or wanton misconduct, but neither the General Partner nor any of its Control Persons shall be liable to the Partnership, the Limited Partners or Persons who have acquired interests in the Partnership Interests, whether as Limited Partners, assignees or otherwise, for errors in judgment or for any acts or omissions, made, taken or omitted in good faith and that the General Partner (or any of its Control Persons) reasonably believe are in or not opposed to the best interest of the Partnership, unless such errors in judgment, acts or omission constitute gross negligence or willful or wanton misconduct. The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith. The General Partner will owe a duty of loyalty and a duty of care to the Partnership. However, the General Partner shall not owe a fiduciary duty to the Partnership or to any Partner. Further, a General Partner will not have liability for loss of income from or depreciation in the value of the property that was retained in the form that the General Partner received it.

6.8 Resolution of Conflicts of Interest.

Unless otherwise expressly provided herein, (i) whenever a conflict of interest exists or arises between (x) the General Partner or any of its Affiliates, on the one hand, and (y) the Partnership or any Limited Partner, on the other hand, or (ii) whenever this Agreement or any other agreement contemplated herein provides that the General Partner shall act in a manner that is, or provide terms that are, fair and reasonable to the Partnership or any Limited Partner, the General Partner shall resolve such conflict of interest, take such action or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices and any applicable generally accepted accounting principles. By way of example, but not limitation, the General Partner may take into consideration any requirements or conditions for the execution of employment, consulting or non-compete agreements by or with any officers, directors, employees or shareholders of the General Partner or any of its Affiliates, and the loss or reduction of any management fees which might be suffered by the General Partner or any of its Affiliates. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or under the TBOC or any other applicable law, rule or regulation. No claims or actions may be asserted or taken against the General Partner with regard to the resolution of any such conflicts of interests, the taking of any action or the provision of any terms, if the resolution, action or provisions are disclosed to the Limited Partners (whether or not all reasons or rationales for, or the genesis of, the terms of such resolution, action or provisions are specifically disclosed) and approved by a Super Majority Vote. Notwithstanding the foregoing, failure to submit any such resolution, action or provisions to the Limited Partners for their approval shall not imply or otherwise be construed to mean that any such resolution, action or terms were made, taken or provided by the General Partner in bad faith or otherwise in breach of this Agreement, and the General Partner shall be entitled to all the protection of this Section and Sections 6.6, 6.7 and 6.9.

6.9 Other Matters Concerning General Partner.

(a) General Partner Discretion. Whenever in this Agreement or any other agreement contemplated herein the General Partner is permitted or required to make a decision (i) in its "discretion" or "sole discretion," with "complete discretion" or under a grant of similar authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to consider any interest of or factors affecting some or all the Limited Partners so long as the General Partner acts in good faith and in a manner which it reasonably believes is in or not opposed to the best interest of the Partnership, or (ii) in its "good faith" or under another express standard, the General Partner shall be subject to only such express standard and shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein. Each Limited Partner hereby agrees that any standard of care or duty imposed in this Agreement or any other agreement contemplated herein or under the TBOC or any other applicable law, rule or regulation shall be modified, waived or limited in each case as required to permit the General Partner to act under this Agreement or any other agreement contemplated herein and to make any decision pursuant to the authority prescribed in this Section 6.9(a) so long as such action or decision does not constitute gross negligence or willful or wanton misconduct and is reasonably believed by the General Partner to be in, or not opposed to, the best interests of the Partnership and consistent with the overall purposes of the Partnership.

(b) Reliance on Others. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c) Experts. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it. The opinion of such Persons as to matters which the General Partner believes to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the General Partner in good faith and in accordance with such opinion.

(d) Duties to Limited Partners. No officers, directors, shareholders, agents, employees or attorneys of the General Partner shall have any duty to the Limited Partners for the General Partner's performance of its obligations hereunder or any obligations of the General Partner to the Partnership or the other Partners imposed on it under common law or by the TBOC, and no Limited Partner may assert directly any claims against any officers, directors, shareholders, agents, employees or attorneys of the General Partner for breach of any such duty unless it can be shown by clear and convincing evidence that any such officers, directors, shareholders, agents, employees or attorneys of the General Partner were guilty of actual fraud perpetrated upon the complaining Limited Partner or Partners. No Control Person shall be liable directly to any Limited Partner for constructive fraud or negligent misrepresentation.

As to its duties to the Partnership, the Physician Limited Partners expressly waive any conflict of interest, disclosure requirements and corporate opportunity requirement due by the General Partner and/or any of its affiliates for the benefit of the Partnership and/or the Limited

Partners. The Physician Limited Partners recognize the multi-faceted activities of the General Partner, its beneficial owners, management and directors and that such persons currently participate in a range of and in the future will participate in an expanding range of healthcare-related activities possibly in conflict with the Partnership.

ARTICLE VII
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

7.1 Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as provided herein or by the TBOC.

7.2 Management of Business.

No Limited Partner shall take part in the operation, management or control (within the meaning of the TBOC) of the business of the Partnership, shall transact any business in the name of the Partnership or shall have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by a director, manager, officer, employee or agent of the General Partner in his or her capacity as such shall not affect, impair or eliminate the limitations on the liability of any Limited Partner.

7.3 Return of Capital.

No Limited Partner shall be entitled to the withdrawal or return of his or her Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for herein.

7.4 Meetings Generally.

See Section 8.8 below.

7.5 Non-Compete.

(a) During the time that a Physician Limited Partner is a Partner and for two (2) years thereafter, such Physician Limited Partner shall not directly or indirectly (including beneficially on behalf of himself/herself or on behalf of any spouse or child or grandchild or on behalf of any spouse of a child), for itself, himself, or on behalf of any other corporation, Person, firm, partnership, association, or any other entity whatsoever (whether as an individual, agent, servant, employee, employer, officer, director, shareholder, investor, principal, consultant, lender or in any other capacity whatsoever, other than as an employee of Baylor College of Medicine or The Methodist Hospital Physician Organization):

(i) Own, control, finance or participate in the profits or revenues of any business which engages in competition with the Facility anywhere within a twenty (20) mile radius of the Facility; provided, however, nothing in this Section 7.5(a) shall be construed to restrict any Physician Limited Partner from performing surgery at any other facility or otherwise

practicing medicine in a private practice which may utilize such competing facilities from time to time; notwithstanding the foregoing, an ownership interest in a competing facility shall be allowed if such is disclosed to the Partnership and approved in writing by the General Partner;

(ii) Request, induce or advise any patients, insurance companies, managed care plans, suppliers, vendors, employers or other customers of the business conducted by the Partnership to withdraw, curtail or cancel their business or other relationships with the Partnership, or assist, induce, help or join any other Person or entity in doing any of the above activities; or

(iii) Induce or attempt to influence any employee or physician with privileges at the Facility to terminate his or her arrangements with the Partnership or to directly or indirectly hire, recruit or solicit any such employee or Physician Limited Partner, whether or not so induced or influenced.

(b) Consideration. The Physician Limited Partners have carefully considered the nature and extent of the restrictions imposed by this Section 7.5 and the rights and remedies conferred upon the Partnership hereunder and each hereby expressly acknowledges and agrees that: (i) the restricted territory, period, and activities are reasonable and are necessary and fully required to protect the legitimate business interests of the Partnership and the acquisition by the General Partner and the Special Limited Partner of Partnership Interests theretofore owned by the Physician Limited Partners; (ii) any violation of the terms of these restrictive covenants would have a substantial detrimental effect on the Partnership's, the General Partner's, and the Special Limited Partner's business; and (iii) the restrictive covenants would not operate as a bar to such Physician Limited Partners' means of support. Because of the difficulty of measuring economic losses to the Partnership as a result of the breach of the foregoing covenants, and because of the immediate and irreparable damage that would be caused to the Partnership for which it would have no other adequate remedy, each Physician Limited Partner agrees that, in the event of a breach by him/her of the foregoing covenants, the covenants set forth in this Section 7.5 may be enforced by the Partnership by injunctions and restraining orders in an arbitration proceeding, in addition to all available legal remedies in arbitration, including injunctive relief, and all legal remedies in general.

(c) Constructive Trust. In the event a Physician Limited Partner participates, in any way, in the income or revenues of a competing business that is prohibited hereunder, all such monies received by the breaching Physician Limited Partner shall be considered to be held in "Constructive Trust" for the benefit of the Partnership. In the event of a breach of this Section 7.5 by a Physician Limited Partner, upon proper showing, the Partnership shall be entitled to an injunction restraining such Partner from the prohibited conduct and placing into the registry of a court or in an escrow account of the arbitrator or as the arbitrator shall direct, all funds held in Constructive Trust, without the necessity of proving actual damages or posting a bond, cash or otherwise.

(d) Third-Party Beneficiaries. All successors and assigns of the Partnership and all Affiliates of the Partnership are third-party beneficiaries of the restrictive covenants contained in this Section 7.5 and the provisions of this Section 7.5 are intended for the benefit of, and may be

enforced by Partnership's successors and assigns and Partnership's Affiliates, successors and assigns.

(e) Tolling; No Running of Covenant During Breach. The covenants set forth in this Section 7.5 and elsewhere in this Agreement shall apply for the applicable periods as set forth above. If a Physician Limited Partner violates such covenants, and the Partnership or any of its successors and assigns or Affiliates bring a legal action for injunctive or other relief, such Party bringing the action shall not, as a result of the time involved in obtaining the relief, be deprived of the benefit of the full period of the covenant period, unless a court of competent jurisdiction holds that the covenant is not enforceable in whole or in part. Accordingly, for any time period that a Physician Limited Partner is in violation of the covenant, such time period shall not be included in calculating the applicable time period of the covenant.

(f) Stipulation as to Reasonableness. Each Physician Limited Partner, by signature below, stipulates as to the reasonableness of all the terms and conditions of this Section 7.5, and further acknowledges that its terms were the result of a bargained for exchange. The Partners hereto agree to cooperate with the General Partner in its seeking and obtaining a final and non-appealable declaratory judgment as to the reasonableness and enforceability of all the terms and conditions of this Section 7.5.

(g) Nothing in this Section 7.5 shall be construed to restrict any Physician Limited Partner from performing surgery at any other facility or otherwise practicing medicine in a private practice that may utilize such competing facilities from time to time. However, this restriction is meant to fully prohibit, to the fullest extent of state and federal law, the Physician Limited Partner from directly or indirectly (other than as an employee of Baylor College of Medicine or The Methodist Hospital Physician Organization) benefiting from any facility fees generated by a Physician Limited Partner at the competing facility. The Partners agree and stipulate that Section 15.50 of the Texas Business and Commerce Code is not applicable to this Section 7.5. Moreover, to the extent the Partnership has custody or control of the identity and/or records of the patients a Physician Limited Partner treated during the term of this Agreement, the Physician Limited Partner shall have access to and any copies of such medical records of the physician's patients, upon authorization of the patient, for a reasonable fee as, established by the Texas Medical Board, subject to lawful policies and procedures of the Surgery Center relating to medical records and patient identifying information. In addition, any access to a list of patients or to a patient's medical records furnished pursuant to this provision after termination of this Agreement shall not require such list or records to be provided in a format different from that by which such records are then maintained.

(h) Because the Physician Limited Partners are not restricted in the care and treatment of patients, it is not the intention of the Partnership or the Partners to permit any Physician Limited Partner to buy out the covenant not to compete established by this Section 7.5. If, however, any arbitrator appointed and serving in accordance with the terms and conditions of this Agreement determines that the covenant not to compete established by this Section 7.5 is not enforceable unless a buy-out is established as contemplated by TBCC Section 15.50, the parties agree, based on relevant, credible data and information duly considered by each Physician Limited Partner (each of whom so stipulates as to reasonableness), that a reasonable price for the buy-out is, in respect of each applicable Physician Limited Partner, the greater of: (i) $50,000.00;

or (ii)(a) in the case of a Physician Limited Partner who was a party to the Partnership Interests Purchase Agreement, then the purchase price paid to such Physician Limited Partner under the Partnership Interests Purchase Agreement; (ii)(b) in the case of a new or additional Physician Limited Partner who was not a party to the Partnership Interests Purchase Agreement then six times the Partnership's EBITDA allocable to the Units held by such Physician Limited Partner for the most recent prior calendar year. In addition, upon any such buy-out, the Unit(s) held by the Physician Limited Partner shall automatically be forfeited. This Section 7.5(h) is intended to apply if, and only if, in the absence of this provision, an arbitrator would render a covenant not to compete established by this Section 7.5 unenforceable and/or void. Otherwise, this provision shall have no force or effect. If this provision applies to a Physician Limited Partner, and all requirements hereof (including payment of all amounts due and forfeiture of all applicable Units) are complied with, then this Section 7.5 shall not apply to such Physician Limited Partner.

(i) Other. Nothing contained herein shall be construed as prohibiting the Partnership from pursuing any other remedies available to it for breach or threatened breach of this Section 7.5, including injunctive relief and the recovery of damages from any breaching party.

Notwithstanding any other provision of this Agreement, but not otherwise, if an arbitrator should hold that the duration or scope (geographic or otherwise) of the covenants contained in this section are unreasonable, then to the extent permitted by the law, such arbitrator may prescribe a duration and/or scope (geographic or otherwise) that is reasonable and judicially enforceable. The parties agree to accept such determination, subject to their rights of appeal, which the parties hereto agree shall be substituted in place of any and every offensive part of this Section 7.5, and as so modified this Section shall be as fully enforceable as if set forth herein by the parties in the modified form.

ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTING

8.1 Books and Records.

The Partnership shall keep, at the principal office of the Partnership or the Houston offices of the General Partner or make available at any time during normal business hours in that office within five (5) days after written request by a Limited Partner, books of account and other Partnership records required to be maintained under Section 153.551 of the TBOC, subject to Section 8.3 below. A Partner, or his or her designated agent, may copy any part or all of such records, at the personal expense of that Partner as specifically authorized. However, no such use of information shall be adverse to or competitive with the Partnership.

8.2 Reports.

Within not more than forty-five (45) days after the end of each calendar quarter, the Partnership shall furnish to any Limited Partner upon written request a financial report on the business operations of the Partnership for and during the calendar quarter for which such report is provided. Such report shall include in reasonable detail an explanation of distributions made to the Partners and the calculation of Available Cash as well as financial statements. Within not more than one hundred eighty (180) days after the close of each calendar year of the Partnership,

the General Partner upon written request shall furnish to any Partner a year-end balance sheet for the Partnership and a full and detailed financial report on the business operations of the Partnership for and during the entire preceding year. Regardless of the above, the General Partner shall furnish to all Physician Limited Partners a copy of any report or financial statement produced pursuant to the Marketing and Cost Sharing Agreement promptly upon preparation and/or receipt. The General Partner shall furnish to all Partners any additional information needed or necessary to complete their federal and state income tax returns, including statements of the net distributable income or loss to each Partner from the operation of the Partnership as may be requested by any such Partner.

8.3 Confidentiality.

The records and books of the Partnership (including, without limitation, the reports and information that may be furnished to the Partners pursuant to this Section 8.1 and Section 8.2 hereof) contain confidential and proprietary information which provides a competitive advantage to the Partnership and/or the disclosure or decimation of which could be detrimental or embarrassing to the business or operations of the Partnership. Therefore, all records and documents of the Partnership are, unless expressly designated otherwise by the General Partner, confidential and proprietary and shall be maintained in strictest confidence and shall not be disclosed to any person or entity outside the Partnership and its agents or representatives without the express written consent of the General Partner. Further, the Partners agree that the General Partner shall not be required to furnish such information to any Limited Partner without first receiving an executed agreement in writing confirming: (i) the confidentiality of such information, and (ii) such Limited Partner's agreement not to disclose such information to anyone who has not executed and delivered a similar confidentiality agreement in favor of the Partnership. Notwithstanding anything in this Agreement to the Contrary, the General Partner shall not be obligated to furnish to any Limited Partner any information that is not a part of the public record regarding any matters currently in litigation or with respect to which litigation is contemplated by or on behalf of the Partnership, or otherwise affecting the Partnership. Any advice from legal counsel for the Partnership, communications with legal counsel for the Partnership, and the work product of legal counsel for the Partnership, access to which may be furnished pursuant to this Agreement or with the consent of the General Partner, are privileged communications and information which may not be revealed or communicated to any person whatsoever without the express written consent of the General Partner, and it is agreed that only the General Partner (and no other Partner) shall have the authority and right to waive any attorney/client privileges with respect thereto. It is agreed that the damages for disclosure of any confidential or privileged information are not susceptible to calculation and that the General Partner shall be entitled to specific performance of the provisions of this Section 8.3. In seeking enforcement of this Section 8.3, the General Partner shall not be required to post a bond or other security, and the Limited Partners hereby waive any such requirements. Any breach of this Section 8.3 shall place the breaching party in the position of Defaulting Partner under Section 4.9, subject to the remedies and conditions contained therein.

8.4 Limitation of Damages Regarding Information, Books and Records.

In the event that the General Partner should fail to furnish any such reports or financial information on a timely basis as required by this Agreement or the TBOC, the Limited Partner or

Partners requesting such information or reports shall be entitled to bring an action in arbitration to enforce the General Partner's obligation to furnish such information.

8.5 Partnership Bank Account.

The General Partner shall receive all moneys of the Partnership and shall deposit the same in one or more Partnership bank accounts. All expenditures on behalf of the Partnership shall be made by checks drawn against the Partnership bank account.

8.6 Fiscal Year.

The fiscal year of the Partnership shall be the calendar year.

8.7 Other Information.

The General Partner may release such information concerning the operations of the Partnership to such sources as is customary in the industry or required by law or regulation of any regulatory body.

8.8 Meetings.

(a) As set forth in Section 7.4, within five (5) days after receipt of a written request for a meeting either of (i) the Partners, (ii) the Medical Board, (iii) the Operations Committee, or (iv) the Physician Limited Partners, which request shall specify the topic or topics to be discussed at such meeting, the General Partner shall give notice to all applicable parties to discuss the proposed topics. The notice of meeting sent by the General Partner shall specify the date, place and time of such meeting which shall in all cases be reasonable. The date of the meeting shall be no earlier than five (5) days, and no later than fourteen (14) days, after the date of such notice. A participant may attend by proxy.

(b) Meetings of the Partners must be called by two or more Physician Limited Partners or the Medical Board or by the General Partner.

(c) Any Partnership business which is entitled to be conducted at such meeting and which is permitted under this Agreement, may be conducted at a duly called meeting.

(d) Any action required or permitted to be taken at a meeting of the Medical Board or Operations Committee may be taken without a meeting if written consent setting forth the action to be taken is signed by all of the members of that Board or Committee. Any action required or permitted to be taken by a Majority Interest of Physician Limited Partners or by Super Majority Vote may be taken without a meeting if a written consent setting forth the action to be taken is signed by that number of Physician Limited Partners required by this Agreement to approve the matters presented.

8.9 Accounting.

In the event that any Partner demands an accounting of the Partnership's business and affairs pursuant to their statutory or common law right to such an accounting, it is expressly

agreed that the obligation of the General Partner to provide such an accounting shall be fully satisfied upon its providing the demanding Partner or its representatives with: (i) financial statements, including income statements, balance sheets and statements of cash flows and capital account balances for the periods in question, prepared in accordance with GAAP, it expressly recognized that the Partnership will likely maintain its books and records on the modified cash (as opposed to the accrual) method of accounting and report on such a modified cash basis for U.S. tax purposes; and (ii) access to the books and records of the Partnership, after hours if so requested by the demanding Partner, to allow the demanding Partner to verify the information contained in the financial statements. Such accounting need not be audited, and it may be prepared by accountants employed by the Partnership or the General Partner on the Partnership's behalf.

If, and to the extent the General Partner has obtained audited financial statements prepared in accordance with GAAP for the periods in question, its accounting shall be conclusive and not subject to challenge except upon a showing by clear and convincing evidence that the General Partner, or the accountants preparing such financial statements, was guilty of fraud or willful misconduct in the preparation of such financing statements. No accounting shall be required for any periods earlier than the beginning of any calendar year two (2) years prior to the date any demand for an accounting is given to the General Partner, and the Limited Partners hereby waive any right they may collectively or individually have to demand an accounting for any periods earlier than the beginning of two (2) years prior to the date any demand for an accounting is given.

ARTICLE IX
TAX MATTERS

9.1 Preparation of Tax Returns.

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items necessary for federal and state income tax purposes and shall use all reasonable efforts to furnish to the Partners within seventy-five (75) days of the close of the taxable year the tax information reasonably required for federal and state income tax reporting purposes. The classification, realization and recognition of income, gain, losses and deductions and other items may be on the cash or accrual method of accounting for federal income tax purposes, whichever method shall be required by the Code or, if each shall be available, as the General Partner shall determine in its sole discretion. The taxable year of the Partnership shall be the calendar year, unless the General Partner shall determine otherwise in its sole discretion.

9.2 Tax Elections.

Except as otherwise provided herein, the General Partner shall, in its sole discretion, determine whether to make any available election (including the elections under Section 168 of the Code). The General Partner may, in its discretion, make the election under Section 754 of the Code in accordance with applicable regulations thereunder to cause the basis of Partnership property to be adjusted for federal income tax purposes as provided by Sections 734 and 743 of the Code, subject to the reservation of the right to seek to revoke any such election upon the

General Partner's determination that such revocation is in the best interests of the Limited Partners; provided that the General Partner shall not seek to revoke any such election unless it believes that such revocation would not result in the loss of limited liability of the Limited Partners or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes.

9.3 Tax Controversies.

Subject to the provisions hereof, the General Partner shall be the "tax matters partner" (as defined in Section 6231 of the Code) and shall be authorized and required to represent the Partnership (at the expense of the Partnership) in connection with all examinations of the affairs of the Partnership by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

9.4 Organizational Expenses.

The Partnership may elect to deduct expenses incurred in organizing the Partnership ratably over a 180-month period as provided in Section 709 of the Code.

9.5 Taxation as a Partnership.

No election shall be made by the Partnership or any Partner for the Partnership to be (i) excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws or (ii) treated as an association taxable as a corporation for federal or state income tax purposes.

ARTICLE X
TRANSFER OF INTERESTS

10.1 Transfer.

(a) The term "transfer," when used in this Article X with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its Partnership Interest as the General Partner to another Person or by which the Special Limited Partner assigns its Partnership Interest to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange and any other disposition, whether voluntarily or involuntarily, by gift, devise, operation of law or otherwise.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article X. Any transfer or purported transfer of any Partnership Interest not made in accordance with this Article X shall be null and void ab initio.

(c) A Physician Limited Partner may not sell, transfer, assign, gift, pledge, encumber, hypothecate, mortgage, exchange, whether voluntarily or involuntarily, by gift, devise, operation of law or otherwise, his/her/its Partnership Interest.

10.2 Transfer of Interest of General Partner and Special Limited Partner.

(a) The General Partner and Special Limited Partner may transfer all or any part of their Partnership Interest as the General Partner or Special Limited Partner to any Person upon, in the case of the General Partner, the assumption of the rights and duties of the General Partner by such transferee.

(b) Nothing in this Section 10.2 nor any other provision of this Agreement shall be construed to prevent and the Physician Limited Partners hereby expressly consent to (i) the mortgage, pledge or assignment by the General Partner or of the Special Limited Partner of their Partnership Interest as General Partner or Special Limited Partner, to any bank or other creditor of the Partnership to secure debt or other obligations of the Partnership, or any other person, to any such bank or creditor or otherwise; and (ii) the enforcement (through foreclosure sale or otherwise) of any security interest in the Partnership Interest of the General Partner as General Partner, or of the Special Limited Partner, pursuant to any such mortgage, pledge or assignment. Notwithstanding anything to the contrary in this Agreement or the TBOC, prior to the foreclosure or other sale of the General Partner's Partnership Interest as General Partner incident to enforcement of a security interest in such Partnership Interest, the mortgage, pledge or assignment by the General Partner of its Partnership Interest as a General Partner to any bank or other creditor of the Partnership to secure debt or other obligations of the Partnership to any such bank or creditor shall be deemed not to be an assignment of all of the General Partner's rights as General Partner of the Partnership.

(c) Any transferee or assignee of the General Partner's Partnership Interest as General Partner as provided in this Section shall be admitted to the Partnership as a General Partner.

10.3 This Section Intentionally Left Blank.

10.4 Effective Date of Transfer.

Each assignment shall become effective as of the first day of the calendar month during which the General Partner receives a copy of the instrument of assignment and all such certificates and documents of the character described in Section 10.2 which the General Partner may request.

10.5 Distributions to the Transferee.

The Partnership shall, after written notice of any transfer pursuant to the provisions of this Article, thereafter pay all further distributions or profits or other compensation by way of income, or return of capital, on account of the Partnership Interests so transferred, to the transferee from such time as such Partnership Interests are transferred to the name of the transferee on the Partnership's books in accordance with the above provisions. In the absence of written notice to the General Partner of the transfer of any Partnership Interests, the General Partner may assume that no transfer has occurred.

ARTICLE XI
RIGHTS TO PURCHASE PARTNERSHIP INTEREST OF PHYSICIAN LIMITED PARTNERS

11.1 Purchase Option.

The Partnership may, upon the approval of the General Partner, cause a Physician Limited Partner (for purposes of this Article hereinafter called the "Seller") to sell all, but not less than all, Partnership Interests owned by Seller to the Partnership for the Purchase Price at any time after the occurrence of any of the following events:

(a) the death of the Seller; or

(b) if such Seller for any reason (including disability or retirement) ceases the active practice of medicine; or

(c) the Seller becomes a Retiring Partner, provided, however, in the case of the first six months of such alleged status, but not otherwise, a sale under this Section 11.1 must be approved by a Super Majority Vote. After such six month period, the General Partner may sell the Partnership Interest of the Retiring Partner without the agreement of any other person; or

(d) the Seller shall have commenced against him an involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of ninety (90) days; or an order for relief against the Limited Partner shall be entered in any such case under the Federal Bankruptcy Code; or

(e) the Seller shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of him or any substantial part of his or her property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against him, or shall make a general assignment for the benefit of creditors, or shall fail generally to, or shall admit in writing his or her inability to pay its debts generally as they become due, or shall take any corporate action to authorize or effect any of the foregoing; or

(f) new federal or state laws or regulations are promulgated, or existing laws or regulations are amended or modified, whereby, in the reasonable opinion of the General Partner, the Seller may be required to divest himself of his or her interest in the Facility or which otherwise limit the business of the Facility because of its ownership; or

(g) a Super Majority Vote determines that it is advisable to cause the Partnership to take advantage of a "safe harbor" regulation promulgated by the Office of Inspector General of the Department of Health and Human Services which is promulgated or modified subsequent to the effective date of this Agreement, which "safe harbor" cannot be had with the Seller's continuing ownership; or

(h) the Seller's marital relationship is terminated for any reason and the Seller does not have all right, title, and interest in the Partnership Interests, or the Partnership Interests have

been awarded to the Partner's spouse, but only with respect to the Partnership Interests owned by the Seller that are transferred to the Seller's spouse.

11.2 Exercise of Right to Cause Sale.

In the event of a sale of a Seller's Partnership Interests pursuant to Section 11.1 above, the sale of such Seller's Partnership Interests shall be conducted as follows:

(a) Notice. The General Partner shall notify the Seller (or the Seller's legal representative, if known to the General Partner) of its exercise of the right to cause the sale of the Seller's Partnership Interests pursuant to Section 11.1 hereof (such notice being herein called the "Purchase Notice"). The Purchase Notice shall attach the consideration payable for the Partnership Interests and the "Purchaser" of the Partnership Interests (either the Partnership or the Limited Partners other than the Seller).

(b) Closing. The closing of the purchase and sale of the Seller's Partnership Interests shall occur at 10:00 am, Houston time, at the principal place of business of the Partnership (i) on the first regular business day following the fifth (5th) day after delivery of the Purchase Notice to Seller, or at such other time and place as may be mutually agreed by the Seller and the Purchaser. Among the matters to be concluded at the closing shall be the execution of an assignment of the Partnership Interests and delivery of the consideration of the Partnership Interests subject to purchase.

(c) Power of Attorney; Specific Performance. The Limited Partners each hereby agree and obligate themselves to execute, acknowledge and deliver, upon request, all certificates, documents or other instruments, to make such filings and recordings and to perform such other acts as shall be reasonably necessary, in the good faith judgment of the General Partner, to effect a sale required by this Section 11.2 of any Partnership Interests owned or held by them. Further, each Limited Partner by his or her execution hereof constitutes and appoints the General Partner, with full power of substitution, as his or her agent and attorney-in-fact for the purpose, among other things, of signing and acknowledging on his or her behalf any and all of the certificates, documents or other instruments which such Limited Partner is required to execute, acknowledge or deliver pursuant to this Section 11.2, such appointment and the powers hereby granted being coupled with an interest, irrevocable and binding on the Limited Partner and any assignee of the Limited Partner. Further, each Limited Partner agrees that the damages which would arise from his or her breach, as Seller, of the provisions of this Section 11.2 are presently, and will be, impossible to calculate, that any remedy at law would be inadequate and that the Purchaser shall be entitled to specific performance of the Seller's obligation to sell his or her Partnership Interests pursuant to the terms hereof, and such other injunctive or other equitable relief as may be appropriate in the circumstances. Each Limited Partner agrees that he or she or it will waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

11.3 Purchase Price.

The consideration (the "Purchase Price") payable for any Partnership Interest purchased from a Seller pursuant to the right and option granted in the foregoing Section 11.1 shall be an

amount equal to the Seller's Percentage Partnership Interest multiplied by the Net Book Value of the Partnership as of the most recent year end, calculated by the regular outside accountants for the Partnership under GAAP. Upon consummation of the purchase, the Seller shall be released of all liabilities to any financial institution guarantying any loan or lease or other agreement for the benefit of the Partnership, but not otherwise.

Notwithstanding the purchase of a Partnership Interest of a Physician Limited Partner under this Article XI, such Partnership Interest shall continue to be considered Outstanding for purposes of receiving cash distributions. Any monies allocated to the Partnership Interest of a Physician Limited Partner, which has been purchased pursuant to this Article XI, shall be used exclusively for marketing and for the recruitment of additional Physician Limited Partners. The General Partner may sell the foregoing redeemed Partnership Interest to a new Physician Limited Partner who meets the requirements of a Qualified Investor and who is approved by a Super Majority Vote, which approval shall not be unreasonably withheld by the Physician Limited Partners, considering the overall benefit to the business of the Partnership.

11.4 No Waiver.

Failure of any Partner or the Partnership to exercise the purchase rights granted in this Article XI at any time shall not be construed as a waiver by the Partner or the Partnership of its right to exercise the purchase right at a later time.

ARTICLE XII
ADMISSION OF PARTNERS

12.1 Admission of Additional Limited Partners.

Subject to Section 4.2, a Person who makes a Capital Contribution to the Partnership that has been accepted by the General Partner pursuant to Section 4.2, and for the Partnership Interests so accepted, shall be admitted to the Partnership as an Additional Limited Partner, for the percentage so specified by the General Partner pursuant to Section 4.2, upon: (i) furnishing to the General Partner (a) acceptance, in form satisfactory to the General Partner, of all the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.1. and (b) such other documents as the General Partner shall require including the execution of a subscription agreement and proof of compliance with the Qualified Investor requirements, and (ii) a Super Majority Vote. Such admission shall become effective on the date that the General Partner determines, in its sole discretion, that such conditions have been satisfied.

12.2 Admission of Successor General Partner.

The permitted transferee or assignee of, or successor to, the entire Partnership Interest of the General Partner pursuant to Article X (other than a secured party prior to the foreclosure or other sale of the General Partner's Partnership Interest as General Partner incident to enforcement of its security interest in the Partnership Interest), shall be admitted to the Partnership as the General Partner. Admission of any such successor, transferee or assignee to the Partnership as General Partner shall be effective immediately prior to the transfer or assignment. The withdrawal of the General Partner from the Partnership upon the assignment or transfer of its

Partnership Interest as General Partner as provided in Section 10.2, shall be effective immediately after the transferee, assignee or successor has been admitted as a General Partner. Upon transfer or assignment of the General Partner's Partnership Interest as General Partner as provided in Section 10.2 and withdrawal of the transferor as General Partner, the Partnership shall be reconstituted and the successor, transferee or assignee, as the General Partner, shall continue the business and operations of the Partnership without winding up.

12.3 Amendment of this Agreement and Certificate of Limited Partnership.

For the admission to the Partnership of any successor General Partner, the General Partner shall take all steps necessary and appropriate to prepare and record or file as soon as practicable an amendment to this Agreement and the Certificate of Limited Partnership and may for such purpose exercise the power of attorney granted pursuant to Section 2.1.

ARTICLE XIII
WITHDRAWAL OF GENERAL PARTNER

13.1 Withdrawal of General Partner.

The General Partner may voluntarily withdraw as general partner of the Partnership at any time, at its sole option. In the event of the withdrawal by a General Partner, where it has not transferred its Partnership Interests to a successor General Partner, its Partnership Interest shall be converted to a Special Limited Partner Partnership Interest. In the instance of the foregoing withdrawal, a new general partner of the Partnership shall be selected solely by a Super Majority Vote.

ARTICLE XIV
DISSOLUTION AND LIQUIDATION

14.1 Dissolution. The Partnership shall be dissolved upon:

(a) The expiration of its term as provided in Sections 2.2.

(b) the withdrawal of the General Partner by reason of a permitted transfer or assignment pursuant to Section 10.2;

(c) the permitted withdrawal of the General Partner pursuant to Section 13.1;

(d) an election to dissolve the Partnership by the General Partner which is approved by a Super Majority Vote;

(e) the sale or disposition of all or substantially all the assets of the Partnership; or,

(f) any other event that, under the TBOC, causes its dissolution, except as otherwise provided herein;

provided, however, that the Partnership shall not be dissolved solely as the result of the following events, and the following events shall not constitute events of withdrawal of the

General Partner: (i) filing of a voluntary bankruptcy petition by the General Partner; (ii) the General Partner becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceeding; (iii) the General Partner files a petition or answer seeking for the General Partner a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law; (iv) the General Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of the nature described in clauses (i) through (iii); (v) the General Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for it or for all or any substantial part of its properties; (vi) the expiration of any time after commencement of a proceeding against the General Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law, whether or not any such proceeding is dismissed; or (vii) the expiration of any time after the appointment without the consent or acquiescence of the General Partner of a trustee, receiver or liquidator for it or for all or any substantial portion of its properties, whether or not any such appointment is vacated or stayed.

14.2 Continuation of Business of Partnership After Dissolution.

(a) Upon occurrence of an event of dissolution described in Section 14.1(b) or (c), the Partnership shall automatically be reconstituted and the transferee or assignee of the General Partner's Partnership Interest as General Partner, or the successor to the General Partner, as the case may be, shall continue the business and operations of the Partnership in accordance with the terms and provisions of this Agreement without winding up.

(b) If dissolution occurs for any reason other than a provided in Section 14.1(b) or (c), the General Partner, in its sole discretion, may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth herein or such other terms and conditions as shall be agreeable to all Partners. Unless such an election is made within ninety (90) days after dissolution, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is made within ninety (90) days after dissolution:

(i) within such 90 day period, a successor General Partner shall be selected by a majority in interest of Limited Partners;

(ii) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.2 unless earlier dissolved in accordance with this Article XIV;

(iii) if the Person who was General Partner immediately prior to dissolution is not the successor General Partner, then the Partnership Interest of any such succeeded General Partner shall be subject to dilution pro rata along with the other Limited Partners to provide compensation or an interest in the Partnership, or both, to any replacement General Partner, or Partners; and

(iv) all necessary steps shall be taken to terminate this Agreement and the Certificate of Limited Partnership and to enter into a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the power of attorney granted in Section 2.1.

14.3 Liquidation.

Upon dissolution of the Partnership, unless the Partnership is continued pursuant to Section 14.2, the General Partner, or if the General Partner has withdrawn in breach of this Agreement or been dissolved or liquidated, a liquidator or liquidating committee selected by the General Partner, shall be the Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services consistent with market rates. The Liquidator shall agree not to resign without fifteen (15) days prior written notice and (if other than the, General Partner) may be removed at any time, with or without cause, by a Super Majority Vote. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute liquidator (who shall have and succeed to all, rights, powers and duties of the original Liquidator) shall within thirty (30) days be selected by a Super Majority Vote. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator shall be deemed to refer also to any such successor or substitute Liquidator. Except as expressly provided in this Article XIV, the Liquidator shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms hereof (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out its duties and functions hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership. The Liquidator shall liquidate the assets of the Partnership, and shall apply and distribute the proceeds of such liquidation, unless otherwise required by mandatory provisions of applicable law, by the end of the taxable year during which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation) (a) first to the payment to creditors of the Partnership, including Partners, in order of priority provided by law and (b) then to the Partners, in proportion to their respective Percentage Interests; provided that the Liquidator may place in escrow a reserve of cash or other assets of the Partnership for contingent liabilities in such amount determined by the Liquidator to be appropriate.

If the General Partner's Capital Account has a deficit balance (after giving effect to all Capital Contributions distributions and allocations for all taxable years, including the year in which the liquidation occurs), the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero at such time and in such manner as to comply with the Allocation Regulations.

14.4 Distribution in Kind.

(a) Notwithstanding the provisions of Section 14.3 which require the liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if on dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the assets of the Partnership would be impractical or would cause undue loss to the Partners, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) and may, in its absolute discretion, distribute to the Partners, in lieu of cash, as tenants in

common and pursuant to Section 14.3, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation.

(b) Any distributions in kind shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such assets at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

14.5 Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership property as provided in Sections 14.3 and 14.4, the Partnership shall be terminated, and the Liquidator (or the General Partner and Limited Partners if necessary) shall cause the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Texas to be cancelled and shall take such other actions as may be necessary to terminate the Partnership.

14.6 Return of Capital.

Neither the General Partner nor any of its Control Persons shall be personally liable for the return of the Capital Contributions of the Limited Partners, or any portion thereof. Any such return shall be made solely from Partnership assets.

14.7 Waiver of Partition.

Each Partner hereby waives any rights to partition of the Partnership property.

ARTICLE XV
AMENDMENT OF THIS AGREEMENT; MEETINGS; RECORD DATE

15.1 Amendments to Be Adopted by the Partners.

The General Partner acting alone and on its own authority may amend any provision of this Agreement, and may execute, swear to, acknowledge, deliver, file and record such document as may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership or the location of the principal place of business or registered office or agent of the Partnership; provided that such change in name or location is approved by Super Majority Vote;

(b) admission, substitution or termination of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the

Partnership will not be treated as an association taxable as a corporation for federal income tax purposes;

(d) a change:

(i) that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the Limited Partners; or

(ii) that is required or contemplated by this Agreement; or

(e) a change that is for the benefit of the Limited Partners or the Partnership that does not adversely affect the Limited Partners in any material respect.

15.2 Amendment Procedures.

Except as provided in Section 15.1, all amendments to this Agreement shall be made in accordance with the requirements set forth in this Agreement. Amendments of this Agreement may be proposed only by the General Partner or the Medical Board and not otherwise. If an amendment is proposed, the General Partner shall call a meeting of the Limited Partners (pursuant to Section 8.8) to consider and vote on such proposed amendment. A proposed amendment shall be effective if approved by a Super Majority Vote (thereby requiring the approval of the General Partner) unless a greater percentage is required by this Agreement. The General Partner shall notify all Partners in writing upon final adoption of any proposed amendment.

ARTICLE XVI
GENERAL PROVISIONS

16.1 Address and Notice.

Any notice, demand, request or report required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class mail, certified or registered, return receipt requested, mail or by other means of written communication (such as fax when confirmed by email and a confirmation of such notice by regular first class postage prepaid, U.S./Canadian Mail) to the Partner at the address described below. In the case of the General Partner or the Special Limited Partner, a copy of any such notice to either such person shall be concurrently sent to Goodmans LLP, att: Stephen Pincus, Esq., 250 Yonge Street, Suite 2400, Toronto, Ontario M5B 2M6, fax: (416) 979-1234, with a copy in all instances to The Feldman Law Firm LLP, att: Stewart A. Feldman, 5051 Westheimer Rd., Suite 1850, Houston, Texas 77056-5604, fax: (713) 850-8530. Any notice, payment or report to be given or sent to a Partner hereunder shall be deemed conclusively to have been given or sent, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon the delivery of such notice, payment or report to such Person at his or her address as shown on the records of the Partnership, regardless of any claim of any Person who may have an

interest in such Limited Partnership Interest or in the Partnership Interest of the General Partner by reason of an assignment or otherwise. If any notice, payment or report addressed to a Limited Partner at his or her address appearing on the books of the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or sent without further mailing (until such time as such Limited Partner notifies the Partnership of a change in his or her address) if such notice, payment or report is available for the Limited Partner at the principal office of the Partnership for a period of one year from the date of the giving or sending of such notice, payment or report to the other Limited Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership. The Partnership and the General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if the General Partner believes such notice of document to be genuine.

16.2 Titles and Captions.

All article or section titles or captions in this Agreement shall be for convenience only, shall not be deemed part of this Agreement and shall in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to articles and sections of this Agreement.

16.3 Pronoun and Plurals.

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

16.4 Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

16.5 Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.6 Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

16.7 Creditor.

Except for the obligations of the Partners to make additional Capital Contributions pursuant to the terms of the Promissory Note, none of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

16.8 Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

16.9 Counterparts.

This Agreement may be executed in multiple counterparts, in original form, by fax or by other electronic means, all of which together, once the agreement is fully executed, shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

16.10 Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Texas without regard to the principles of conflicts of law.

16.11 Invalidity of Provisions.

If any provision of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

16.12 Derivative Proceedings.

All derivative proceeding shall be submitted to arbitration pursuant to Section 16.13.

16.13 Binding Arbitration; Venue.

If a dispute arises from or relates to this Agreement or the breach thereof, of any nature whatsoever, including but not limited to those sounding in constitutional, statutory, or common law theories as to the performance of any obligations, the satisfaction of any rights, and/or the enforceability hereof, including any claims of breach, and if the dispute cannot be settled through direct discussions, the parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration. Any unresolved controversy or claim arising from or relating to this Agreement or breach thereof shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The decision of the arbitrators shall be conclusive of all issues presented and shall be final and non-appealable. If all parties to the dispute agree, a mediator involved in the parties' mediation may be asked to serve as the arbitrator. The place of arbitration shall be Austin, Texas

and the principal residence of each of the three arbitrators shall be either Austin or Dallas, Texas. The award of the arbitrators shall be accompanied by a reasoned opinion. The parties agree that the AAA Optional Rules for Emergency Measures shall apply to the proceedings; provided however, that any party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party. Within 15 days after the commencement of arbitration, each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator within such ten days, the third arbitrator shall be selected by the American Arbitration Association. Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator(s), which determination shall be conclusive. All discovery shall be completed within 60 days following the appointment of the arbitrators. The arbitrators are not empowered to award damages in excess of compensatory damages or to take any other action for which the arbitrators' power is excluded herein, and each party expressly waives and foregoes any right to punitive or exemplary damages, unless a statute requires that compensatory damages be increase in a specified manner. The arbitrators shall render their decision within 6 months from the commencement of the arbitration after which time their jurisdiction shall cease and any party may refile such arbitration with another arbitration panel.

16.14 Disclosure.

EACH PARTNER BY THEIR SIGNATURES BELOW ACKNOWLEDGE THAT THEY HAVE BEEN ADVISED TO AND HAVE HAD THE OPPORTUNITY TO SEEK OUT INDEPENDENT LEGAL COUNSEL OF THEIR CHOOSING FOR ALL TRANSACTIONS INVOLVING THE PARTNERSHIP AND ITS AFFILIATES, INCLUDING BUT NOT LIMITED TO THIS AGREEMENT AND THAT SUCH ATTORNEY'S ROLE HAS BEEN TO REPRESENT MANAGEMENT AFFILIATES, AND NOT OTHERWISE. EACH OF THE PARTNERS AND EACH PARTNER'S SPOUSE FURTHER ACKNOWLEDGE THAT HE OR SHE: (i) WAS URGED IN ADVANCE BY THE ATTORNEY WHO PREPARED THIS AGREEMENT TO SECURE SEPARATE INDEPENDENT LEGAL COUNSEL IN CONNECTION WITH SIGNING AND MAKING THIS AGREEMENT AND ITS EFFECT UPON EACH OF THEM; (ii) HAS CAREFULLY READ AND UNDERSTOOD THE PROVISIONS OF THIS AGREEMENT; (iii) UNDERSTANDS THAT HIS OR HER RIGHTS IN PROPERTY MAY BE ADVERSELY AFFECTED BY THIS AGREEMENT; (iv) IS SIGNING AND MAKING THIS AGREEMENT VOLUNTARILY, (v) AGREES AND STIPULATES TO THE ENFORCEABILITY AND FAIRNESS OF EACH TERM AND PROVISION HEREOF; AND (vi) TO THE EXTENT ANY TERM OR PROVISION OF THIS AGREEMENT IS EVER CHALLENGED BY ANY PARTNER, SUCH PARTNER HEREBY AGREES TO INDEMNIFY AND DEFEND THE PARTNERSHIP AND EACH PARTNER HEREOF FROM SUCH CHALLENGE, INCLUDING ATTORNEYS FEES AND ANY OTHER COSTS OF DEFENDING SUCH CLAIM REGARDLESS OF THE OUTCOME OF SUCH CHALLENGE.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as set forth above ("Effective Date").

"GENERAL PARTNER":
NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C., a Delaware limited liability company

By *"Kenneth J. Klein"*
Title: Chief Financial Officer

1% Percentage Interest
c/o Goodmans LLP
att: Stephen Pincus, Esq.
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Fax: (416) 979-1234

"SPECIAL LIMITED PARTNER":

NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C., a Delaware limited liability company

By *"Kenneth J. Klein"*
Title: Chief Financial Officer

59% Percentage Interest
c/o Goodmans LLP
att: Stephen Pincus, Esq.
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Fax: (416) 979-1234

"PHYSICIAN LIMITED PARTNER"

Name	Partnership Interest
C. Y. JOSEPH CHANG MEDICAL GROUP LTD., LLP	2.10526316%

By: *"C.Y. Joseph Chang, M.D."*
Name: C. Y. Joseph Chang, M.D.
Title: President

As sole beneficial owner:

"C.Y. Joseph Chang, M.D."
C. Y. Joseph Chang, M.D.
Specialty: ENT

UDAY DOCTOR, M.D., P.A.	4.210526316%

By: *"Uday Doctor, M.D."*
Name: Uday Doctor, M.D.
Title: President

As sole beneficial owner:

"Uday Doctor, M.D."
Uday Doctor, M.D.
Specialty: Pain

GERARD GABEL MEDICAL GROUP LTD LLP	4.210526316%

By: *"Gerard T. Gabel, M.D."*
Name: Gerard T. Gabel, M.D.
Title: President

As sole beneficial owner:

"Gerard T. Gabel, M.D."
Gerard T. Gabel, M.D.
Specialty: Hand

Jim Garza MD 4.210526316%

By: *"Jim Garza, M.D."*
Jim Garza, M.D.

DAVID HILDRETH MEDICAL GROUP LTD., LLP 4.210526316%

By: *"David Hildreth, M.D."*
Name: David Hildreth, M.D.
Title: President

As sole beneficial owner:

"David Hildreth, M.D."
David Hildreth, M.D.
Specialty: Hand

4.210526316%

DAVID LINTNER MEDICAL GROUP LTD., LLP

By: *"David M. Lintner, M.D."*
Name: David M. Lintner, M.D.
Title: President

As sole beneficial owner:

"David M. Lintner, M.D."
David M. Lintner, M.D.
Specialty: Ortho

ORTHOSPORT, P.A. 0.842105263%

By: *"Walter Lowe, M.D."*
Name: Walter Lowe, M.D.
Title: President

As sole beneficial owner:

"Walter Lowe, M.D."
Walter Lowe, M.D.
Specialty: Ortho

ANNAPOLIS VENTURES, L.P.

By Annapolis Management G.P., LLC

By: *"Walter Lowe, M.D."*
Name: Walter Lowe, M.D. 3.368421053%
Title: President

As sole beneficial owner:

"Walter Lowe, M.D."
Walter Lowe, M.D.
Specialty: Ortho

MICHAEL T. MCCANN, M.D., P.A. 4.210526316%

By: *"Michael McCann, M.D."*
Name: Michael McCann, M.D.
Title: President

As sole beneficial owner:

"Michael McCann, M.D."
Michael McCann, M.D.
Specialty: Pain

MARK MAFFET MEDICAL GROUP LTD., LLP 4.210526316%

By: *"Mark W. Maffet. M.D."*
Name: Mark W. Maffet, M.D.
Title: President

As sole beneficial owner:

"Mark W. Maffet, M.D."
Mark W. Maffet, M.D.
Specialty: Ortho

Bruce Moseley MD 4.210526316%

By: *"Bruce Moseley, M.D."*
Bruce Moseley, M.D.
TOTAL: 40%

Management Agreement of Palladium For Surgery- Houston, Ltd.
May 25, 2007

MANAGEMENT AND COST SHARING AGREEMENT

THIS MANAGEMENT AND COST SHARING AGREEMENT (the "Agreement") is executed and delivered this 17th day of May, 2007, by and between Northstar Healthcare Acquisitions, L.L.C., a Delaware limited liability company ("Northstar") and The Palladium for Surgery – Houston, Ltd. a Texas limited partnership ("Owner").

WHEREAS, Owner owns a multi-specialty ambulatory surgery center presently located at 4120 Southwest Freeway, 2nd Floor, Houston, Texas 77027, U.S.A. (the "Center"); and

WHEREAS, the Owner desires to retain the services of Northstar to assist Owner in managing and conducting the business affairs and services of the Center, and Northstar desires to provide such services upon the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

1.1 "Management Period" - The period commencing on the date this Agreement is executed and ending on the date that neither Northstar nor any entity owned directly or indirectly by Northstar nor a company under common control with Northstar no longer has a direct or indirect ownership interest in the Owner of at least twenty (20%) percent.

2. GENERAL

2.1 Appointment; Manager; Philosophy

The Owner hereby contracts with and appoints Northstar and Northstar hereby accepts such appointment, to act as the consulting manager of the Center during the Management Period pursuant to the provisions hereof and to carry out and implement at the desires and directions of the Owner with respect thereto.

The Owner will designate in writing a manager ("Manager") to conduct all business with Northstar, subject to the terms of Owner's partnership agreement. The Owner shall have the sole right to change the designated representative at any time upon written notification to Northstar. The Manager will meet with a representative of Northstar from time to time, at either party's suggestion, to discuss the management progress and marketing plans of Northstar. It is the intent of this Agreement that Northstar exercises all "day-to-day" management decisions, subject to the terms of Owner's partnership agreement. Northstar and the Owner mutually agree that they will each act in good faith in working cooperatively with one another in the management of the Center and that each will endeavor to promote the interests of one another with a view towards improving the overall performance of the Center, maximizing its financial value and in creating a positive work environment to aid in the recruitment of additional facilities utilizers (physicians and podiatrists) and in the hiring and retention of staff.

2.2 Term

This Agreement shall continue in full force and effect on an ongoing basis during the Management Period. It is recognized and acknowledged by the parties that Northstar currently has a fifty-five (55%) percent ownership interest in Owner.

2.3 Termination

Notwithstanding the provisions of the foregoing Section 2.2, termination of this Agreement may occur pursuant to the following provisions:

2.3.1 Termination by Northstar

This Agreement may be terminated by Northstar in the event of any material breach by the Owner of its obligations hereunder (including Owner's failure to pay any fee to Northstar pursuant to the terms of Section 7 of this Agreement) which continues for a period of sixty (60) days after written notice from Northstar to the Owner specifying such default, unless such breach is waived or the enforcement of Northstar's rights are temporarily abated by Northstar, all at Northstar's sole and absolute option. If such default is of such a nature that it cannot be cured within sixty (60) days, then this Agreement shall not terminate, provided Owner shall make and continue to make a bona fide effort to cure any such default, and upon such default being cured, Northstar's right of termination as a result of such default shall expire. Northstar reserves the right to waive any breach or default under this Agreement, provided however, any such waiver of such shall not act to prevent Northstar from asserting a similar or subsequent breach or default of this Agreement in the future against Owner.

In lieu of termination, Northstar may at its option, exercisable in its sole and absolute discretion, enforce the terms of this Agreement at law or in equity.

2.3.2 Termination by the Owner

This Agreement may be terminated by the Owner in the event of any material breach by Northstar of its obligations hereunder which continues for a period of sixty (60) days after written notice from the Owner to Northstar specifying such default. If such default is of a nature that it cannot be cured within (60) days, then this Agreement shall not terminate provided Northstar shall make and continue to make a bona fide effort to cure any such default, and upon such default being cured, Owner's right of termination as a result of such default shall expire. In lieu of termination, Owner may at its option enforce the terms of this Agreement at law or in equity.

2.3.3 Termination by Bankruptcy

This Agreement shall expire and automatically terminate, if either party shall file or have filed against it a petition in bankruptcy or any petition seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or relief under the present or any future federal bankruptcy act or any other present or future applicable federal, state, or other statute or law, or seeking or consenting to acquiescing in the appointment of any trustee, receiver, or

liquidation of all or any substantial part of its properties and such filing is not dismissed within ninety (90) days.

2.3.4 Other Termination Considerations

Should the Owner elect to directly or indirectly sell the Center in whole or in part whether as the sale of Owner itself or of the Center, the new owner(s) of the Center shall be subject to all the terms and conditions of this Agreement on a continuing basis.

2.4 Payment of Fees

On termination of this Agreement, all amounts owing under this Agreement will accrue through the date of termination, and will be paid by Owner within twenty (20) days after submission by Northstar of a statement thereof.

3. TRANSITION PHASE MANAGEMENT SERVICES

Northstar shall review the current systems and, if necessary, provide criteria for and supervise the implementation of all standard systems, methods, procedures and controls for record keeping, financial, security, administrative, patient charting documentation, patient billing procedures, insurance reimbursement, housekeeping, maintenance, personnel and safety requirements and related ethical protocols. Northstar shall bear the costs associated with such effort as described above. Northstar shall provide all services, direction, advice, supervision and assistance necessary to make the Center fully operational. These services include, but are not limited to, acting as general agent on behalf of the Owner during the transitional and operational stage of the Center and those services specifically enumerated in this Section 3 and Section 4.

4. OPERATIONAL PHASE MANAGEMENT SERVICES

4.1 Annual Center Budget

As soon as practicable after the execution of this Agreement, Northstar shall prepare and furnish to the Owner for its approval in accordance with its partnership agreement, which approval shall not be unreasonably withheld, the annual budget for the first fiscal year of the Center's operations to include the projected operating costs of the Center and anticipated capital expenditures. Not less than twenty (20) days prior to the commencement of each fiscal year thereafter, Northstar shall prepare and submit to the Owner, for approval by the Owner in accordance with Owner's partnership agreement, an annual Center budget to include the projected operating costs of the Center and anticipated capital expenditures for such fiscal year (any such budget, as may be amended by approval of Northstar and Owner in accordance with Owner's partnership agreement, the "Annual Center Budget"). Such Annual Center Budget, once approved by the Owner in accordance with Owner's partnership agreement, shall constitute the guidelines under which Northstar shall operate the Center and any deviation from such Annual Center Budget that could be adverse to Owner shall require approval of Owner in accordance with Owner's partnership agreement. Otherwise, Northstar shall operate the Center in compliance with the Annual Center Budget. Provided, however, notwithstanding any approval process by Owner, Northstar shall have the right and authority to continue to operate

the Center in a manner that preserves the business of the Center, the Owner and the goodwill, business relationships, personnel and physical plant.

4.2 Annual Center Plan

Initially and then annually, in conjunction with the Annual Center Budget, Northstar shall submit to the Owner, for the Owner's approval in accordance with Owner's partnership agreement, an annual Center plan (an "Annual Center Plan"), which will include Northstar's major management goals and objectives designed to enhance the Center's productivity and profitability for the following year. The Annual Center Plan will be in reasonable detail and with reference to the Annual Center Budget to enable the Owner to evaluate Northstar's intended conduct of the affairs of the Center during such period as well as providing a benchmark to evaluate Northstar's performance at the end of each fiscal year. A representative of Northstar shall at the time of presentation of the Annual Center Budget and Annual Center Plan, be present at the meeting with the Owner to explain and discuss the Annual Plan and Annual Center Budget, and, at any meeting requested by Owner with Owner's partners to facilitate approval of such in accordance with Owner's partnership agreement.

4.3 Medical and Administrative Staff

Within guidelines mutually agreed to by Northstar and the Owner and in accordance with the Annual Center Budget, Northstar shall assist with the formatting of job descriptions, and assist with setting competitive salaries and benefit levels, all in the name of and on behalf of the Owner. All such employees shall be on the Owner's payroll, and Northstar shall not be liable to such employees for their wages, compensation, or fringe benefits, as these employees are direct employees of the Owner; and as employees of the Owner, the Owner is to be responsible for all Owner-employee salaries, benefits, insurance, payroll taxes, etc. Notwithstanding the foregoing, upon mutual agreement between Owner and Northstar, certain designated employees will be an expense to Northstar rather than Owner. The Owner will carry workers' compensation insurance and cover all liability of the Owner under the workers' compensation laws of the State of Texas. Northstar shall procure and maintain all of such insurance in the name of and at the expense of the Owner, with Northstar and the Owner named as co-insured parties.

4.4 Center Policies, Procedures and Related Documentation

With the approval of the Owner, Northstar shall review all required policies and procedures to effectively operate the Center. In addition, Northstar will insure that all policies and procedures remain current as to applicable federal and state laws and regulations, as well as industry standards. Documentation shall include all information and instructions necessary for the legal, efficient operation of the Center.

4.5 Billing and Collections

In association with the Center's business office management, Northstar will oversee the Center's billing and collections department, which shall be responsible for billing and collecting. This will include review of all policies and procedures, managed care contracts, analysis of revenue cycle, staffing levels, coding and accounts receivable.

In addition, Northstar will develop and maintain in connection with the Center a Surgical Procedure Fee Schedule for facilities fees (and not for professional fees) to be used in the day-to-day billing for the Center services. The Surgical Procedure Fee Schedule shall be subject to the Owner's reasonable consent in accordance with Owner's partnership agreement. Such Fee Schedule will be developed based on prevailing local rates as provided by surgeon/owners and other sources, fee information contained in databases owned by Northstar and other applicable sources. This fee schedule will be updated on a regular basis to insure competitive, optimized Center billing.

Northstar will be responsible for the negotiation, and / or renegotiation of any and all managed care contracts on behalf of the Center.

The billing and collections department for the Center shall be employed by Owner unless otherwise agreed by Owner and Northstar.

4.6 Marketing

Commencing with the execution of this Agreement and continuing through the Management Period and in accordance with the Annual Center Plan and the Annual Center Budget, Northstar shall supervise the design and implementation of marketing programs including preparation of marketing materials such as brochures, media advertising materials, direct mail and press releases. Owner will be consulted during the development of any and all programs. Additionally, Northstar will oversee and direct marketing services for the Center and coordinate physician recruitment and additionally will assign a marketing representative to the Center to participate in performing such services. Owner will reimburse Northstar for such recruiting/marketing expenses as approved in the Annual Center Budget. "Recruiting/marketing expenses" shall mean costs and expenses incurred from time to time by Northstar in connection with providing recruiting and marketing services, including but not limited to payment of compensation to the assigned marketing representative, advertising, sales material, etc. All marketing programs, including strategies, concepts, advertising, copy, website development, and all marketing materials developed and produced on behalf of the Center are property of Northstar and will be licensed to the Center for the duration of this Agreement as extended from time to time.

4.7 Management Information Systems

IT Support:

It shall be mutually determined whether Northstar shall oversee the operation of and supervise a Management Information System (MIS) designed to satisfy all the IT, accounting, business reporting, analysis and end-user requirements of the Center. All accounting activities will be done in accordance with generally accepted accounting principals. It shall be mutually determined by the Owner and Northstar whether the personnel engaged by the MIS department shall be employed by Northstar or the Owner. The Center will reimburse Northstar for such MIS / IT expenses as approved in the Annual Center Budget.

Accounting / Human Resources:

The person occupying the position of "Administrator" (such person currently being Brad Kovnat) shall supervise, on a day-to-day basis, all bookkeeping, accounting, billing and collections and clerical services, including the maintenance of payroll records and human resource functions, incident to the efficient operation and maintenance of the Center. Northstar shall work through its own and the Center's MIS department to coordinate with the Center the preparation and filing of all necessary reports of any relevant governmental agencies and authorities, as well as reports with respect to withholding taxes, social security taxes, unemployment insurance, disability insurance, the Fair Labor Standards Act, and all other statements and reports pertaining to labor employed on the Owner's payroll in or about the Center. It shall be mutually determined by the Center's owners and Northstar whether the personnel engaged in such bookkeeping and clerical services in the Center shall be the Owner's employees. The Center will reimburse Northstar for such accounting and clerical expenses as approved in the Annual Center Budget.

Upon termination of this Agreement, for any reason, all source documents, work papers, books, equipment and supplies, financial statements relating to past periods and other supporting documents shall be and remain the property of the Owner.

4.8 Financial Statements

On or before the 25th day of each calendar month, Northstar shall issue financial statements produced ultimately by the Center's accounting department, and render to the Owner, and to any persons designated by the Owner, a detailed balance sheet, statement of income and expense and, possibly, statement of changes in financial position of the Center for the proceeding calendar month and for the portion of the fiscal year ended on the last day of such preceding calendar month. Such monthly financial statements shall be produced based upon consistently applied accounting principles on the cash or accrual basis without footnotes.

Northstar shall render to the Owner, and to any persons designated by the Owner, within ninety (90) days after the end of each fiscal year, a balance sheet, income statement and cash flow statement of the Owner as of the end of such year in accordance with generally accepted accounting principles and in a form satisfactory to the Owner which shall be audited, if requested by the Owner, at the Owner's expense, by an independent certified public accounting firm designated by the Owner. Owner will endeavor to use the same independent CPA firm used by Northstar's other operations.

Additionally, in conjunction with and at the same time as financial statements are rendered to the Owner, Northstar will provide to the Owner, productivity and cost analysis reports, with Northstar's analysis and anticipated actions based on such analysis for the Owner's review.

4.9 Purchasing Services

Northstar shall be responsible for assisting and training personnel with purchasing, at Owner's expense, all instruments, equipment and supplies used in the operation of the Center. In this capacity, Northstar shall:

1. Research each equipment requirement to determine equipment suitability.

2. Negotiate the best price on each piece of equipment purchased.

3. Convey all purchase discounts, rebates, commissions earned or due Northstar to the benefit of the Owner.

4. Assist and train designated personnel with the process of all paperwork involved and required for the purchase of the equipment.

5. Assist and train designated personnel to perform the Bi-Annual inventory of supplies and ensure overall inventory efficiency.

6. Assist and train the Center's personnel to monitor and track of all warranties, guaranties and service contracts to insure that all equipment purchased through Northstar, is maintained in compliance with all manufacturer requirements at the most economical overall cost to the Center.

7. Endeavor, through group purchasing of employee benefits and similar items, to provide more economical benefits to Owner.

4.10 Liability

Northstar is authorized to and shall disburse funds on behalf of the Owner in compliance with the Annual Center Budget and in connection with the operations of the Center. The Owner will be solely responsible for all costs and expenses of any kind associated with the Center approved by Owner pursuant to the terms hereof including in the Annual Center Budget, and Northstar shall have no liability or obligation with respect thereto.

4.11 Insurance

Northstar shall cause to be maintained, at the Owner's expense, insurance of such kinds and amounts, as the Owner shall require. The Owner and Northstar agree that such insurance shall be maintained with companies and through brokers offering the necessary coverage at a competitive cost. Concurrently with the submission of the first annual Center Budget, Northstar shall furnish the Owner with a schedule setting forth the types and amounts of insurance Northstar intends to secure in connection with the operation of the Center, which schedule shall include, in addition to the kinds and amounts of insurance required to be maintained pursuant to any note, loan agreement or mortgage, such other kinds and amounts of insurance as Northstar shall deem necessary or advisable for the protection of Northstar and the Owner. Promptly following receipt of such schedule, the Owner shall notify Northstar in writing of any changes, which the Owner shall elect to make in such schedule. Northstar shall thereupon apply for and obtain, if obtainable, all such insurance.

Concurrently, with the submission of each subsequent Annual Center Budget, Northstar shall furnish the Owner with a schedule setting forth the kinds and amounts of insurance then in force and the names of the insurers, and also setting forth such additional kinds and amounts of insurance which Northstar then intends to secure at the Owner's expense in accordance with the Annual Center Budget. Promptly following the submission of each such schedule, the Owner shall notify Northstar in writing of any change in the kinds and amounts of insurance then in force or intended to be procured by Northstar which the Owner shall elect to make and Northstar

shall forthwith apply for and obtain, if obtainable, endorsements to reflect any such changes in the insurance then in force and such additional kinds and amounts of such insurance.

All policies of liability insurance shall name the Owner, Northstar and such other parties as may be required by the provisions of any loan agreement, note or mortgage, or as required by any other contract, as insured's thereunder, as their respective interests may appear.

Owner shall secure and maintain, during the term of this Agreement, general insurance in the following amounts: general $1,000,000 per liability occurrence and $3,000,000 aggregate. Northstar shall be listed as an additional insured.

4.12 Bank Accounts and Cash Transactions

Checking and/or depository bank accounts will be set up to establish effective control of the Owners' funds. Such accounts will be maintained at financial institutions mutually agreed upon by Northstar and the Owner, of which acceptable banks are Amegy Bank, Whitney Bank and Bank of America. A Northstar designee and an Owner designee shall be the only parties authorized to draw upon such accounts.

Any disbursement shall require joint signatures of the Northstar designee and the Owner designee.

4.13 Tax Representation

It shall be mutually agreed between the Owner and Northstar, whether Northstar shall prepare for filing all tax returns, including local, state and federal, required in the ownership and/or operation of the Center. It shall be mutually determined by the Owner and Northstar whether the personnel engaged in such tax representation services in the Center shall be the Owner's employees. The Center will reimburse Northstar for such expenses as approved in the Annual Center Budget.

4.14 Meeting with the Owner

Representatives of Northstar will meet with the Owner on a regular basis and with committees of the Owner on reasonable notice, to discuss the progress and operations of the Center. It is anticipated that during the first year of operation, Northstar representatives will meet with the Owner on a monthly basis to review the results of operations and discuss functional issues. Subsequent to the first year of operation, Northstar/Owner meetings will be scheduled on a mutually agreed upon basis.

5. NORTHSTAR FEES

5.1 Management Fee

The Owner shall pay Northstar for the services rendered under Sections 3 and 4 hereof, a fee equal to five and one half (5.5%) percent of the "net monthly collected revenues" for all services generated from any patient care, originating from the location of the Center as set forth on page 1 hereof, as such Center may move from time to time, with said monthly fee to be paid on the 15th

day of each month following the month earned. "Net monthly collected revenues" will be defined for purpose of this Agreement using the cash method of accounting as actual payments received by the Owner from third party payors and patients in a calendar month, less refunds paid in such month.

6. INDEMNIFICATION

6.1 Indemnification

To the extent not covered by insurance as provided above, Owner shall defend, indemnify and hold harmless Northstar, its managers, members, officers, employees, subcontractors and agents from and against liability for any and all costs (including court costs), expenses, fees (including reasonable attorneys' fees) and payments by, and losses and damages which arise out of or are in any way connected with, the negligent or intentional acts or omissions of Owner, its management, members, officers, employees or agents (excepting Northstar) or any member of the medical staff at the Center, except to the extent such act or omission is caused by the negligence, willful misconduct or intentional acts or omissions of Northstar or one of its managers, members, officers, employees, subcontractors or agents.

Northstar shall defend, indemnify and hold harmless Owner, its managers, partners, officers, employees, subcontractors and agents from and against liability for any and all costs (including court costs), expenses, fees (including reasonable attorneys' fees) and payments by, and losses and damages which arise out of or are in any way connected with, the negligence, willful misconduct or intentional acts or omissions of Northstar or one of its managers, members, officers, employees, subcontractors or agents.

7. MISCELLANEOUS

7.1 Compliance with Laws and Representation

Northstar shall coordinate compliance, at the Owner's expense in accordance with the Annual Center Budget or as otherwise reasonably required, in all material respects with all statutes, ordinances, laws, rules, regulations, orders, and determinations affecting or issued in connection with the Center and, with the prior written notification of the Owner, make arrangements for any alterations or repairs ordered or required thereby. In addition, Northstar shall, solely in connection with its management of the Center, employ attorneys and other professional consultants to the extent necessary in Northstar's judgment to protect the interest of the Owner, Northstar, and employees of the Center in matters relating to and including, without limitations, EEOC claims, unemployment compensation claims, collection of past due accounts, determination of property taxes and procurement of insurance. The Owner shall pay for the expense of said legal and other professional services. Furthermore, unless otherwise directed by the Owner, Northstar, at the Owner's expense, shall protest or litigate to final decision in any appropriate court or forum any violations, order, rule or regulation adversely affecting the Center.

7.2 Retention of Title to Systems

It is expressly understood and agreed that all systems, methods, manuals, procedures and controls provided by Northstar in the performance of this Agreement are for nonexclusive use by the Center. Furthermore, all right, title and interest in the systems, methods, manuals, procedures and controls provided by Northstar shall remain the property of Northstar. Northstar agrees to leave systems, methods, manuals, procedures and controls in place for up to one hundred twenty (120) days subsequent to the termination of this Agreement. In the event of termination of this Agreement for any reason, Northstar shall maintain and provide the Owner with reasonable access to all historical computer records utilized by Northstar in connection with its management of the Center.

7.3 Disclosure of Relationships

Northstar agrees to fully inform the Owner if at any time during the term of this Agreement, Northstar, its affiliates or any of their respective officers or directors have an ownership interest in any entity, which provides goods or services to the Center.

7.4 Related Party Transactions

Subject to the disclosure requirements of Section 7.4, this Agreement shall not prohibit Northstar from dealing or contracting with related or affiliated entities in providing goods and/or services to the Center, provided, such goods and/or services are offered at the prevailing market rates to the Center.

7.5 Notices

All notices, requests, and other communications to any party hereunder shall be in writing, and shall be given to such party at its address or telefax number set forth below, or at such other address or telefax number as such party may hereinafter specify for the purpose by notice to the other. Each such notice, request, or other communication shall be effective: (a) if given by fax, when such fax is transmitted to the fax number specified in this paragraph and the appropriate answer back is received; or (b) if given by any other means, when delivered at the address specified in this paragraph:

Notice to the Owner shall be addressed as follows:

John Moragne, M.D.
Medical Director
4120 Southwest Freeway, Suite 230
Houston, Texas 77027

Notice to the Northstar shall be addressed as follows:

c/o Goodmans LLP
att: Stephen Pincus, Esq.
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2N6 Canada
Fax: (416) 979-1234

with a copy in all cases to:

Cokinos, Bosien & Young
att: Douglas A. Samuelson
2919 Allen Parkway, Suite 1500
Houston, TX 77019
Fax: 713/535-5533

7.6 Rights Not Limited

Nothing in this Agreement shall prohibit or in any way limit Northstar's right to provide similar management services to other ambulatory surgery centers or surgical hospitals, or to engage in any other activity authorized by applicable law.

7.7 Entire Agreement

This Agreement represents the entire agreement between the parties hereto and all prior understandings and agreements are hereby merged into this Agreement. This Agreement may not be modified except by an instrument in writing signed by the Parties hereto.

7.8 Governing Law

This Agreement and all actions taken hereunder shall be governed by and construed in accordance with the laws of the State of Texas.

7.9 Binding Effect

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and permitted assigns.

7.10 Severability

If any of the provisions of this Agreement shall be construed to be illegal or invalid, such construction shall not affect the legality or validity of any of the other provisions hereof and illegal or invalid provisions hereof shall be deemed stricken and deleted herefrom to the same extent as if never herein but all other provisions hereof shall remain in full force and effect.

7.11 Captions

The captions of various provisions of this Agreement are inserted for convenience only, and are in no way to be construed as part of this Agreement or as a limitation of the scope of the particular provisions to which they refer.

7.12 Assignability

This Agreement may not be assigned by either party hereto without the prior written consent of the other party, provided, however, Northstar can assign its rights and obligations under this Agreement to a wholly owned subsidiary with notice but not consent. A change in control does not constitute assignment.

7.13 Attorney's Fees

The prevailing party in an action arising under this Agreement or as a result of its termination may also recover its reasonable attorney's fees and costs from the non-prevailing party, in addition to other relief awarded.

7.14 Corporate Practice of Medicine

Nothing contained herein is intended to (a) constitute the use of a medical license for the practice of medicine by anyone other than a licensed doctor; (b) aid Owner or any other entity to practice medicine when in fact such entity is not licensed to practice medicine; or (c) constitute or result in any act or create any other arrangements in violation of the Texas Medical Practice Act (Tex. Rev. Civ. Stat. Ann, art. 4495b).

7.15 Stark Law, Anti-Kickback Statute, Civil Money Penalties Law, and Similar State Prohibitions

The parties enter into this Agreement with the intent of conducting their relationship in full compliance with applicable federal, state and local law, including but not limited to the federal Stark law and regulations, the federal Anti-Kickback Act and regulations, the federal civil money penalties law and regulations, and similar state law and regulatory prohibitions, including but not limited to the Texas Health & Safety Code illegal remuneration law. Notwithstanding any unanticipated effect of any of the provisions herein, neither party will intentionally conduct itself under the terms of this Agreement in a manner to constitute a violation of the Stark law, Anti-Kickback Act, the civil money penalties law, or similar state prohibitions.

7.16 No Referral Obligations

Owner acknowledges and understands that this Agreement does not require, and shall not be construed to require (directly or indirectly, explicitly or implicitly), the physician limited partners of Owner to use the Center or any other facility or service related to Northstar, or the admission or referral of any patients treated by the physician limited partners of Owner to the Center or other facilities related to Northstar. This Agreement does not prohibit or allow any employee of Owner from obtaining membership on the medical staff of any other hospital or healthcare entity or from referring patients to or utilizing the service of any other hospital or healthcare entity.

7.17 Owner Judgments

Nothing in this Agreement shall be construed to interfere with Owner's independent medical judgment in the case of any patient, and Owner is at all times obligated to exercise such medical judgment in the best interest of each patient.

7.18 HIPAA Compliance

Northstar agrees not to use or further disclose any protected health information, as defined in 45 C.F.R. Part 164, or individual health information as defined in 45 C.F.R. Part 142 (collectively, the "Protected Health Information"), concerning a patient of Owners other than as permitted by this Agreement and the requirements of the federal privacy regulations as contained in 45 C.F.R.

Part 164 (the "Federal Security Regulations"). Northstar will implement appropriate safeguards to prevent the use or disclosure of a patient's Protected Health Information not provided for by this Agreement of which Northstar becomes aware. In the event Northstar, with Owner's approval, contracts with any third party or agents to whom Northstar provides a patient's Protected Health Information, Northstar shall include provisions in such agreements whereby the third party or agent agree to the same restrictions and conditions that apply to Northstar with respect to such patient's Protected Health Information. Northstar will make its internal practices, books, and records relating to the use and disclosure of a patient's Protected Health Information available to the United States Secretary of Health and Human Services and the Federal Security Regulations. Notwithstanding the foregoing, no attorney-client, accountant-client, or other legal privilege shall be deemed waived by Northstar or Owner by virtue of this Section.

7.19 Legislative, Regulatory or Administrative Change

In the event of a change in or interpretation of the Medicare or Medicaid statutes, state or federal statutes, case law, regulations or general instructions, the adoption of new federal or state legislation or a change in any third-party reimbursement system, any of which are reasonably likely to materially and adversely affect the manner in which either party may perform or be compensated for its services under this Agreement or which shall make this Agreement unlawful, the parties shall immediately enter into good faith negotiations regarding a new service arrangement or basis for compensation for the services furnished pursuant to this Agreement that complies with the law, regulation or policy and that approximates as closely as possible the economic position of the parties prior to the change. If a court of competent jurisdiction compels or requires a party hereto to refrain from performing its duties and obligations hereunder, or a party's performance hereunder shall directly violate a court order directed at such party, then, to the extent necessary to comply with such court order, but not otherwise, this Agreement shall be deemed suspended. In no event shall such suspension be construed to relieve the party's obligation under this Section and the parties will immediately commence good faith negotiations regarding a new service arrangement or compensation structure that is in compliance with any such court order, which arrangement or structure will allocate the economic aspects of the relationship between the parties in a manner as nearly as possible as that intended by this Agreement.

7.20 Binding Arbitration; Venue.

If a dispute arises from or relates to this Agreement or the breach thereof, of any nature whatsoever, including but not limited to those sounding in constitutional, statutory, or common law theories as to the performance of any obligations, the satisfaction of any rights, and/or the enforceability hereof, including any claims of breach, and if the dispute cannot be settled through direct discussions, the parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration. Any unresolved controversy or claim arising from or relating to this Agreement or breach thereof shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The decision of the arbitrators shall be conclusive of all issues presented and shall be final and non-appealable. If all parties to the dispute agree, a mediator involved in the parties'

mediation may be asked to serve as the arbitrator. The place of arbitration shall be Austin, Texas and the principal residence of each of the three arbitrators shall be either Austin or Dallas, Texas. The award of the arbitrators shall be accompanied by a reasoned opinion. The parties agree that the AAA Optional Rules for Emergency Measures shall apply to the proceedings; provided however, that any party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party. Within 15 days after the commencement of arbitration, each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator within such ten days, the third arbitrator shall be selected by the American Arbitration Association. Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator(s), which determination shall be conclusive. All discovery shall be completed within 60 days following the appointment of the arbitrators. The arbitrators are not empowered to award damages in excess of compensatory damages or to take any other action for which the arbitrators' power is excluded herein, and each party expressly waives and foregoes any right to punitive or exemplary damages, unless a statute requires that compensatory damages be increase in a specified manner. The arbitrators shall render their decision within 6 months from the commencement of the arbitration after which time their jurisdiction shall cease and any party may refile such arbitration with another arbitration panel.

IN WITNESS WHEREOF, the parties have caused this instrument to be executed on the day and year first written above.

"NORTHSTAR"
NORTHSTAR HEALTHCARE ACQUISITIONS, L.L.C.,
a Delaware limited liability company

By: "*Donald L. Kramer*"
President

By: "*Stewart A. Feldman*"
Chairman and Chief Executive Officer

"OWNER"
THE PALLADIUM FOR SURGERY – HOUSTON, LTD.,
a Texas limited partnership

By: "*Donald L. Kramer*"
Authorized Signatory

Management Agreement of Ambulatory Surgical Suites, LP
May 25, 2007

MANAGEMENT AND COST SHARING AGREEMENT

THIS MANAGEMENT AND COST SHARING AGREEMENT (the "Agreement") is executed and delivered this 17th day of May, 2007, by and between Northstar Healthcare Acquisitions, LLC, a Delaware limited liability company ("Northstar") and Medical Ambulatory Surgical Suites, L.P., a Texas limited partnership ("Owner").

WHEREAS, Owner owns a multi-specialty ambulatory surgery center presently located at 9300 Kirby Drive, Houston, Texas 77054, U.S.A. (the "Center"); and

WHEREAS, the Owner desires to retain the services of Northstar to assist Owner in the management and conducting the business affairs and services of the Center, and Northstar desires to provide such services upon the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

1.1 "Management Period" - The period commencing on the date this Agreement is executed and ending on the date that neither Northstar nor any entity owned directly or indirectly by Northstar nor a company under common control with Northstar no longer has an ownership interest in the Owner of at least twenty (20%) percent.

2. GENERAL

2.1 Appointment; Manager; Philosophy

The Owner hereby contracts with and appoints Northstar and Northstar hereby accepts such appointment, to act as the consulting manager of the Center during the Management Period pursuant to the provisions hereof and to carry out and implement at the desires and directions of the Owner with respect thereto.

The Owner will designate in writing a manager ("Manager") to conduct all business with Northstar, subject to the terms of Owner's partnership agreement. The Owner shall have the sole right to change the designated representative at any time upon written notification to Northstar. The Manager will meet with a representative of Northstar from time to time, at either party's suggestion, to discuss the management progress and marketing plans of Northstar. It is the intent of this Agreement that Northstar exercises all "day-to-day" management decisions, subject to the terms of Owner's partnership agreement. Northstar and the Owner mutually agree that they will each act in good faith in working cooperatively with one another in the management of the Center and that each will endeavor promote the interests of one another with a view towards improving the overall performance of the Center, maximizing its financial value and in creating a positive work environment to aid in the recruitment of additional facilities utilizers (physicians and podiatrists) and in the hiring and retention of staff.

2.2 Term

This Agreement shall continue in full force and effect on an ongoing basis during the Management Period. It is recognized and acknowledged by the parties that Northstar currently has a sixty (60%) percent ownership interest in Owner.

2.3 Termination

Notwithstanding the provisions of the foregoing Section 2.2, termination of this Agreement may occur pursuant to the following provisions:

2.3.1 Termination by Northstar

This Agreement may be terminated by Northstar in the event of any material breach by the Owner of its obligations hereunder (including Owner's failure to pay any fee to Northstar pursuant to the terms of Section 7 of this Agreement) which continues for a period of sixty (60) days after written notice from Northstar to the Owner specifying such default, unless such breach is waived or the enforcement of Northstar's rights are temporarily abated by Northstar, all at Northstar's sole and absolute option. If such default is of such a nature that it cannot be cured within sixty (60) days, then this Agreement shall not terminate provided Owner shall make and continue to make a bona fide effort to cure any such default, and upon such default being cured, Northstar's right of termination as a result of such default shall expire. Northstar reserves the right to waive any breach or default under this Agreement, any such waiver of such shall not act to prevent Northstar from asserting a breach or default in the future against Owner.

In lieu of termination, Northstar may at its option, exercisable in its sole and absolute discretion, enforce the terms of this Agreement at law or in equity.

2.3.2 Termination by the Owner

This Agreement may be terminated by the Owner in the event of any material breach by Northstar of its obligations hereunder which continues for a period of sixty (60) days after written notice from the Owner to Northstar specifying such default. If such default is of a nature that it cannot be cured within (60) days, then this Agreement shall not terminate provided Northstar shall make and continue to make a bona fide effort to cure any such default, and upon such default being cured, Owner's right of termination as a result of such default shall expire. In lieu of termination, Owner may at its option enforce the terms of this Agreement at law or in equity.

2.3.3 Termination by Bankruptcy

This Agreement shall expire and automatically terminate, if either party shall file or have filed against it a petition in bankruptcy or any petition seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or relief under the present or any future federal bankruptcy act or any other present or future applicable federal, state, or other statute or law, or seeking or consenting to acquiescing in the appointment of any trustee, receiver, or liquidation of all or any substantial part of its properties and such filing is not dismissed within ninety (90) days.

2.3.4 Other Termination Considerations

Should the Owner elect to directly or indirectly sell the Center in whole or in part whether as the sale of Owner itself or of the Center, the new owner(s) of the Center shall be subject to all the terms and conditions of this Agreement on a continuing basis.

2.4 Payment of Fees

On termination of this Agreement, all amounts owing under this Agreement will accrue through the date of termination, and will be paid within twenty (20) days after submission by Northstar of a statement thereof.

3. TRANSITION PHASE MANAGEMENT SERVICES

Northstar shall review the current systems and, if necessary, provide criteria for and supervise the implementation of all standard systems, methods, procedures and controls for record keeping, financial, security, administrative, patient charting documentation, patient billing procedures, insurance reimbursement, housekeeping, maintenance, personnel and safety requirements and related ethical protocols. Northstar shall bear the costs associated with such effort as described above. Northstar shall provide all services, direction, advice, supervision and assistance necessary to make the Center fully operational. These services include, but are not limited to, acting as general agent on behalf of the Owner during the transitional and operational stage of the Center and those services specifically enumerated in this Section 3 and Section 4.

4. OPERATIONAL PHASE MANAGEMENT SERVICES

4.1 Annual Center Budget

As soon as practicable after the execution of this Agreement, Northstar shall prepare and furnish to the Owner for its approval in accordance with its partnership agreement, which approval shall not be unreasonably withheld, the annual budget for the first fiscal year of the Center's operations to include the projected operating costs of the Center and anticipated capital expenditures. Not less than twenty (20) days prior to the commencement of each fiscal year thereafter, Northstar shall prepare and submit to the Owner, for approval by the Owner in accordance with Owner's partnership agreement, an annual Center budget to include the projected operating costs of the Center and anticipated capital expenditures for such fiscal year (any such budget, as may be amended by approval of Northstar and Owner in accordance with Owner's partnership agreement, the "Annual Center Budget"). Such Annual Center Budget, once approved by the Owner in accordance with Owner's partnership agreement, shall constitute the guidelines under which Northstar shall operate the Center and any deviation from such Annual Center Budget that could be adverse to Owner shall require approval of Owner in accordance with Owner's partnership agreement. Otherwise, Northstar shall operate the Center in compliance with the Annual Center Budget. Provided, however, notwithstanding any approval process by Owner, Northstar shall have the right and authority to continue to operate the Center in a manner that preserves the business of the Center, the Owner and the goodwill, business relationships, personnel and physical plant.

4.2 Annual Center Plan

Initially and then annually, in conjunction with the Annual Center Budget, Northstar shall submit to the Owner, for the Owner's approval in accordance with Owner's partnership agreement, an annual Center plan (an "Annual Center Plan"), which will include Northstar's major management goals and objectives designed to enhance the Center's productivity and profitability for the following year. The Annual Center Plan will be in reasonable detail and with reference to the Annual Center Budget to enable the Owner to evaluate Northstar's intended conduct of the affairs of the Center during such period as well as providing a benchmark to evaluate Northstar's performance at the end of each fiscal year. A representative of Northstar shall at the time of presentation of the Annual Center Budget and Annual Center Plan, be present at the meeting with the Owner to explain and discuss the Annual Plan and Annual Center Budget, and, at any meeting requested by Owner with Owner's partners to facilitate approval of such in accordance with Owner's partnership agreement.

4.3 Medical and Administrative Staff

Within guidelines mutually agreed to by Northstar and the Owner and in accordance with the Annual Center Budget, Northstar shall assist with the formatting of job descriptions, and assist with setting competitive salaries and benefit levels, all in the name of and on behalf of the Owner. All such employees shall be on the Owner's payroll, and Northstar shall not be liable to such employees for their wages, compensation, or fringe benefits, as these employees are direct employees of the Owner; and as employees of the Owner, the Owner is to be responsible for all Owner-employee salaries, benefits, insurance, payroll taxes, etc. Notwithstanding the foregoing, upon mutual agreement between Owner and Northstar, certain designated employees will be an expense to Northstar rather than Owner. The Owner will carry workers' compensation insurance and cover all liability of the Owner under the workers' compensation laws of the State of Texas. Northstar shall procure and maintain all of such insurance in the name of and at the expense of the Owner, with Northstar and the Owner named as co-insured parties.

4.4 Center Policies, Procedures and Related Documentation

With the approval of the Owner, Northstar shall review all required policies and procedures to effectively operate the Center. In addition, Northstar will insure that all policies and procedures remain current as to applicable federal and state laws and regulations, as well as industry standards. Documentation shall include all information and instructions necessary for the legal, efficient operation of the Center.

4.5 Billing and Collections

In association with the Center's business office management, Northstar will oversee the Center's billing and collections department, which shall be responsible for billing and collecting. This will include review of all policies and procedures, managed care contracts, analysis of revenue cycle, staffing levels, coding and accounts receivable.

In addition, Northstar will develop and maintain in connection with the Center a Surgical Procedure Fee Schedule for facilities fees (and not for professional fees) to be used in the day-to-day billing for the Center services. The Surgical Procedure Fee Schedule shall be subject to the Owner's reasonable consent in accordance with Owner's partnership agreement. Such Fee

Schedule will be developed based on prevailing local rates as provided by surgeon/owners and other sources, fee information contained in databases owned by Northstar and other applicable sources. This fee schedule will be updated on a regular basis to insure competitive, optimized Center billing.

Northstar will be responsible for the negotiation, and / or renegotiation of any and all managed care contracts on behalf of the Center.

The billing and collections department for the Center shall be employed by Owner unless otherwise agreed by Owner and Northstar.

4.6 Marketing

Commencing with the execution of this Agreement and continuing through the Management Period and in accordance with the Annual Center Plan and the Annual Center Budget, Northstar shall supervise the design and implementation of marketing programs including preparation of marketing materials such as brochures, media advertising materials, direct mail and press releases. Owner will be consulted during the development of any and all programs. Additionally, Northstar will oversee and direct marketing services for the Center and coordinate physician recruitment and additionally will assign a marketing representative to the Center to participate in performing such services. Owner will reimburse Northstar for such recruiting/marketing expenses as approved in the Annual Center Budget. "Recruiting/marketing expenses" shall mean costs and expenses incurred from time to time by Northstar in connection with providing recruiting and marketing services, including but not limited to payment compensation of the assigned marketing representative, advertising, sales material, etc. All marketing programs, including strategies, concepts, advertising, copy, website development, and all marketing materials developed and produced on behalf of the Center are property of Northstar and will be licensed to the Center for the duration of the management agreement term(s).

4.7 Management Information Systems

IT Support:

It shall be mutually determined whether Northstar shall oversee the operation of and supervise a Management Information System (MIS) designed to satisfy all the IT, accounting, business reporting, analysis and end-user requirements of the Center. All accounting activities will be done in accordance with generally accepted accounting principals. It shall be mutually determined by the Owner and Northstar whether the personnel engaged by the MIS department shall be employed by Northstar or the Owner. The Center will reimburse Northstar for such MIS / IT expenses as approved in the Annual Center Budget.

Accounting / Human Resources:

The person occupying the position of "Administrator" (such person currently being Pat O'Leary) shall supervise, on a day-to-day basis, all bookkeeping, accounting, billing and collections and clerical services, including the maintenance of payroll records and human resource functions, incident to the efficient operation and maintenance of the Center. Northstar shall work through its own and the Center's MIS department to coordinate with the Center the preparation and filing

of all necessary reports of any relevant governmental agencies and authorities, as well as reports with respect to withholding taxes, social security taxes, unemployment insurance, disability insurance, the Fair Labor Standards Act, and all other statements and reports pertaining to labor employed on the Owner's payroll in or about the Center. It shall be mutually determined by the Center's owners and Northstar whether the personnel engaged in such bookkeeping and clerical services in the Center shall be the Owner's employees. The Center will reimburse Northstar for such accounting and clerical expenses as approved in the Annual Center Budget.

Upon termination of this Agreement, for any reason, all source documents, work papers, books, equipment and supplies, financial statements relating to past periods and other supporting documents shall be and remain the property of the Owner.

4.8 Financial Statements

On or before the 25th day of each calendar month, Northstar shall issue financial statements produced ultimately by the Center's accounting department, and render to the Owner, and to any persons designated by the Owner, a detailed balance sheet, statement of income and expense and, possibly, statement of changes in financial position of the Center for the proceeding calendar month and for the portion of the fiscal year ended on the last day of such preceding calendar month. Such monthly financial statements shall be produced based upon consistently applied accounting principles on the cash or accrual basis without footnotes.

Northstar shall render to the Owner, and to any persons designated by the Owner, within six (6) months after the end of each fiscal year, a balance sheet, income statement and cash flow statement of the Owner as of the end of such year in accordance with generally accepted accounting principles and in a form satisfactory to the Owner which shall be audited, if requested by the Owner, at the Owner's expense, by an independent certified public accounting firm designated by the Owner. Owner will endeavor to use the same independent CPA firm used by Northstar's other operations.

Additionally, in conjunction with and at the same time as financial statements are rendered to the Owner, Northstar will provide to the Owner, productivity and cost analysis reports, with Northstar's analysis and anticipated actions based on such analysis for the Owner's review.

4.9 Purchasing Services

Northstar shall be responsible for assisting and training personnel with purchasing, at Owner's expense, all instruments, equipment and supplies used in the operation of the Center. In this capacity, Northstar shall:

1. Research each equipment requirement to determine equipment suitability.

2. Negotiate the best price on each piece of equipment purchased.

3. Convey all purchase discounts, rebates, commissions earned or due Northstar to the benefit of the Owner.

4. Assist and train designated personnel with the process of all paperwork involved and required for the purchase of the equipment.

5. Assist and train designated personnel to perform the Bi-Annual inventory of supplies and ensure overall inventory efficiency.

6. Assist and train the Center's personnel to monitor and track of all warranties, guaranties and service contracts to insure that all purchased equipment through Northstar, is maintained in compliance with all manufacturer requirements at the most economical overall cost to the Center.

7. Endeavor, through group purchasing of employee benefits and similar items, to provide more economical benefits to Owner.

4.10 Liability

Northstar is authorized to and shall disburse funds on behalf of the Owner in compliance with the Annual Center Budget and in connection with the operations of the Center. The Owner will be solely responsible for all costs and expenses of any kind associated with the Center approved by Owner pursuant to the terms hereof including in the Annual Center Budget, and Northstar shall have no liability or obligation with respect thereto.

4.11 Insurance

Northstar shall cause to be maintained, at the Owner's expense, insurance of such kinds and amounts, as the Owner shall require. The Owner and Northstar agree that such insurance shall be maintained with companies and through brokers offering the necessary coverage at a competitive cost. Concurrently with the submission of the first annual Center Budget, Northstar shall furnish the Owner with a schedule setting forth the types and amounts of insurance Northstar intends to secure in connection with the operation of the Center, which schedule shall include, in addition to the kinds and amounts of insurance required to be maintained pursuant to any note, loan agreement or mortgage, such other kinds and amounts of insurance as Northstar shall deem necessary or advisable for the protection of Northstar and the Owner. Promptly following receipt of such schedule, the Owner shall notify Northstar in writing of any changes, which the Owner shall elect to make in such schedule. Northstar shall thereupon apply for and obtain, if obtainable, all such insurance.

Concurrently, with the submission of each subsequent Annual Center Budget, Northstar shall furnish the Owner with a schedule setting forth the kinds and amounts of insurance then in force and the names of the insurers, and also setting forth such additional kinds and amounts of insurance which Northstar then intends to secure at the Owner's expense in accordance with the Annual Center Budget. Promptly following the submission of each such schedule, the Owner shall notify Northstar in writing of any change in the kinds and amounts of insurance then in force or intended to be procured by Northstar which the Owner shall elect to make and Northstar shall forthwith apply for and obtain, if obtainable, endorsements to reflect any such changes in the insurance then in force and such additional kinds and amounts of such insurance.

All policies of liability insurance shall name the Owner, Northstar and such other parties as may be required by the provisions of any loan agreement, note or mortgage, or as required by any other contract, as insured's thereunder, as their respective interests may appear.

Owner shall secure and maintain, during the term of this Agreement, general insurance in the following amounts: general $1,000,000 per liability occurrence and $3,000,000 aggregate. Northstar shall be listed as an additional insured.

4.12 Bank Accounts and Cash Transactions

Checking and/or depository bank accounts will be set up to establish effective control of the Owners' funds. Such accounts will be maintained at financial institutions mutually agreed upon by Northstar and the Owner, of which acceptable banks are Amegy Bank, Whitney Bank and Bank of America. A Northstar designee and an Owner designee shall be the only parties authorized to draw upon such accounts.

Any disbursement shall require joint signatures of the Northstar designee and the Owner designee.

4.13 Tax Representation

It shall be mutually agreed between the Owner and Northstar, whether Northstar shall prepare for filing all tax returns, including local, state and federal, required in the ownership and/or operation of the Center. It shall be mutually determined by the Owner and Northstar whether the personnel engaged in such tax representation services in the Center shall be the Owner's employees. The Center will reimburse Northstar for such expenses as approved in the Annual Center Budget.

4.14 Meeting with the Owner

Representatives of Northstar will meet with the Owner on a regular basis and with committees of the Owner on reasonable notice, to discuss the progress and operations of the Center. It is anticipated that during the first year of operation, Northstar representatives will meet with the Owner on a monthly basis to review the results of operations and discuss functional issues. Subsequent to the first year of operation, Northstar/Owner meetings will be scheduled on a mutually agreed upon basis.

5. NORTHSTAR FEES

5.1 Management Fee

The Owner shall pay Northstar for the services rendered under Sections 3 and 4 hereof, a fee equal to five and one half (5.5%) percent of the "net monthly collected revenues" for all services generated from any patient care, originating from the location of the Center as set forth on page 1 hereof, as such Center may move from time to time, with said monthly fee to be paid on the 15th day of each month following the month earned. Net monthly collected revenues will be defined for purpose of this Agreement using the cash method of accounting.

6. INDEMNIFICATION

6.1 Indemnification

To the extent not covered by insurance as provided above, Owner shall defend, indemnify and hold harmless Northstar, its managers, members, officers, employees, subcontractors and agents from and against liability for any and all costs (including court costs), expenses, fees (including reasonable attorneys' fees) and payments by, and losses and damages which arise out of or are in any way connected with, the negligent or intentional acts or omissions of Owner, its management, members, officers, employees or agents (excepting Northstar) or any member of the medical staff at the Center, unless such act or omission is caused by the negligence, willful misconduct or intentional acts or omissions of Northstar or one of its managers, members, officers, employees, subcontractors or agents.

Northstar shall defend, indemnify and hold harmless Owner, its managers, partners, officers, employees, subcontractors and agents from and against liability for any and all costs (including court costs), expenses, fees (including reasonable attorneys' fees) and payments by, and losses and damages which arise out of or are in any way connected with, the negligence, willful misconduct or intentional acts or omissions of Northstar or one of its managers, members, officers, employees, subcontractors or agents.

7. MISCELLANEOUS

7.1 Compliance with Laws and Representation

Northstar shall coordinate compliance, at the Owner's expense in accordance with the Annual Center Budget or as otherwise reasonably required, in all material respects with all statutes, ordinances, laws, rules, regulations, orders, and determinations affecting or issued in connection with the Center and, with the prior written notification of the Owner, make arrangements for any alterations or repairs ordered or required thereby. In addition, Northstar shall, solely in connection with its management of the Center, employ attorneys and other professional consultants to the extent necessary in Northstar's judgment to protect the interest of the Owner, Northstar, and employees of the Center in matters relating to and including, without limitations, EEOC claims, unemployment compensation claims, collection of past due accounts, determination of property taxes and procurement of insurance. The Owner shall pay for the expense of said legal and other professional services. Furthermore, unless otherwise directed by the Owner, Northstar, at the Owner's expense, shall protest or litigate to final decision in any appropriate court or forum an violations, order, rule or regulation adversely affecting the Center.

7.2 Retention of Title to Systems

It is expressly understood and agreed that all systems, methods, manuals, procedures and controls provided by Northstar in the performance of this Agreement are for nonexclusive use by the Center. Furthermore, all right, title and interest in the systems, methods, manuals, procedures and controls provided by Northstar shall remain the property of Northstar. Northstar agrees to leave systems, methods, manuals, procedures and controls in place for up to one hundred twenty (120) days subsequent to the termination of this Agreement. In the event of termination of this Agreement for any reason, Northstar shall maintain and provide the Owner with reasonable

access to all historical computer records utilized by Northstar in connection with its management of the Center.

7.3 Disclosure of Relationships

Northstar agrees to fully inform the Owner if at any time during the term of this Agreement, Northstar, its affiliates or any of their respective officers or directors have an ownership interest in any entity, which provides goods or services to the Center.

7.4 Related Party Transactions

Subject to the disclosure requirements of Section 7.4, this Agreement shall not prohibit Northstar from dealing or contracting with related or affiliated entities in providing goods and/or services to the Center, provided, such goods and/or services are offered at the prevailing market rates to the Center.

7.5 Notices

All notices, requests, and other communications to any party hereunder shall be in writing, and shall be given to such party at its address or telefax number set forth below, or at such other address or telefax number as such party may hereinafter specify for the purpose by notice to the other. Each such notice, request, or other communication shall be effective: (a) if given by fax, when such fax is transmitted to the fax number specified in this paragraph and the appropriate answer back is received; or (b) if given by any other means, when delivered at the address specified in this paragraph:

Notice to the Owner shall be addressed as follows:

Walt Lowe, M.D.
222 Crestwood Dr.
Houston, Texas 77007

and

Michael McCann, M.D.
3004 Georgetown
Houston, Texas 77005

Notice to the Northstar shall be addressed as follows:

c/o Goodmans LLP
att: Stephen Pincus, Esq.
150 Yonge Street, Suite 2400
Toronto, Ontario M5B 2N6
Fax: (416) 979-1234

with a copy in all cases to:

Cokinos, Bosien & Young
att: Douglas A. Samuelson
2919 Allen Parkway, Suite 1500
Houston, Texas 77019
Fax: (713) 535-5533

7.6 Rights Not Limited

Nothing in this Agreement shall prohibit or in any way limit Northstar's right to provide similar management services to other ambulatory surgery centers or surgical hospitals, or to engage in any other activity authorized by applicable law.

7.7 Entire Agreement

This Agreement represents the entire agreement between the parties hereto and all prior understandings and agreements are hereby merged into this Agreement. This Agreement may not be modified except by an instrument in writing signed by the Parties hereto.

7.8 Governing Law

This Agreement and all actions taken hereunder shall be governed by and construed in accordance with the laws of the State of Texas.

7.9 Binding Effect

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and permitted assigns.

7.10 Severability

If any of the provisions of this Agreement shall be construed to be illegal or invalid, such construction shall not affect the legality or validity of any of the other provisions hereof and illegal or invalid provisions hereof shall be deemed stricken and deleted herefrom to the same extent as if never herein but all other provisions hereof shall remain in full force and effect.

7.11 Captions

The captions of various provisions of this Agreement are inserted for convenience only, and are in no way to be construed as part of this Agreement or as a limitation of the scope of the particular provisions to which they refer.

7.12 Assignability

This Agreement may not be assigned by either party hereto without the prior written consent of the other party, provided, however, Northstar can assign its rights and obligations under this Agreement to a wholly owned subsidiary with notice but not consent. A change in control does not constitute assignment.

7.13 Attorney's Fees

The prevailing party in an action arising under this Agreement or as a result of its termination may also recover its reasonable attorney's fees and costs from the non-prevailing party, in addition to other relief awarded.

7.14 Corporate Practice of Medicine

Nothing contained herein is intended to (a) constitute the use of a medical license for the practice of medicine by anyone other than a licensed doctor; (b) aid Owner or any other entity to practice medicine when in fact such entity is not licensed to practice medicine; or (c) constitute or result in any act or create any other arrangements in violation of the Texas Medical Practice Act (Tex. Rev. Civ. Stat. Ann, art. 4495b).

7.15 Stark Law, Anti-Kickback Statute, Civil Money Penalties Law, and Similar State Prohibitions

The parties enter into this Agreement with the intent of conducting their relationship in full compliance with applicable federal, state and local law, including but not limited to the federal Stark law and regulations, the federal Anti-Kickback Act and regulations, the federal civil money penalties law and regulations, and similar state law and regulatory prohibitions, including but not limited to the Texas Health & Safety Code illegal remuneration law. Notwithstanding any unanticipated effect of any of the provisions herein, neither party will intentionally conduct itself under the terms of this Agreement in a manner to constitute a violation of the Stark law, Anti-Kickback Act, the civil money penalties law, or similar state prohibitions.

7.16 No Referral Obligations

Owner acknowledges and understands that this Agreement does not require, and shall not be construed to require (directly or indirectly, explicitly or implicitly), Owner's use of the Center or any other facility or service related to Northstar, or the admission or referral of any patients treated by Owner to the Center or other facilities related to Northstar. This Agreement does not prohibit or allow any employee of Owner from obtaining membership on the medical staff of any other hospital or healthcare entity or from referring patients to or utilizing the service of any other hospital or healthcare entity.

7.17 Owner Judgments

Nothing in this Agreement shall be construed to interfere with Owner's independent medical judgment in the case of any patient, and Owner is at all times obligated to exercise such medical judgment in the best interest of each patient.

7.18 HIPAA Compliance

Northstar agrees not to use or further disclose any protected health information, as defined in 45 C.F.R. Part 164, or individual health information as defined in 45 C.F.R. Part 142 (collectively, the "Protected Health Information"), concerning a patient of Owners other than as permitted by this Agreement and the requirements of the federal privacy regulations as contained in 45 C.F.R.

Part 164 (the "Federal Security Regulations"). Northstar will implement appropriate safeguards to prevent the use or disclosure of a patient's Protected Health Information not provided for by this Agreement of which Northstar becomes aware. In the event Northstar, with Owner's approval, contracts with any third party or agents to whom Northstar provides a patient's Protected Health Information, Northstar shall include provisions in such agreements whereby the third party or agent agree to the same restrictions and conditions that apply to Northstar with respect to such patient's Protected Health Information. Northstar will make its internal practices, books, and records relating to the use and disclosure of a patient's Protected Health Information available to the United States Secretary of Health and Human Services and the Federal Security Regulations. Notwithstanding the foregoing, no attorney-client, accountant-client, or other legal privilege shall be deemed waived by Northstar or Owner by virtue of this Section.

7.19 Legislative, Regulatory or Administrative Change

In the event of a change in or interpretation of the Medicare or Medicaid statutes, state or federal statutes, case law, regulations or general instructions, the adoption of new federal or state legislation or a change in any third-party reimbursement system, any of which are reasonably likely to materially and adversely affect the manner in which either party may perform or be compensated for its services under this Agreement or which shall make this Agreement unlawful, the parties shall immediately enter into good faith negotiations regarding a new service arrangement or basis for compensation for the services furnished pursuant to this Agreement that complies with the law, regulation or policy and that approximates as closely as possible the economic position of the parties prior to the change. If a court of competent jurisdiction compels or requires a party hereto to refrain from performing its duties and obligations hereunder, or a party's performance hereunder shall directly violate a court order directed at such party, then, to the extent necessary to comply with such court order, but not otherwise, this Agreement shall be deemed suspended. In no event shall such suspension be construed to relieve the party's obligation under this Section and the parties will immediately commence good faith negotiations regarding a new service arrangement or compensation structure that is in compliance with any such court order, which arrangement or structure will allocate the economic aspects of the relationship between the parties in a manner as nearly as possible as that intended by this Agreement.

7.20 Binding Arbitration; Venue.

If a dispute arises from or relates to this Agreement or the breach thereof, of any nature whatsoever, including but not limited to those sounding in constitutional, statutory, or common law theories as to the performance of any obligations, the satisfaction of any rights, and/or the enforceability hereof, including any claims of breach, and if the dispute cannot be settled through direct discussions, the parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration. Any unresolved controversy or claim arising from or relating to this Agreement or breach thereof shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The decision of the arbitrators shall be conclusive of all issues presented and shall be final and non-appealable. If all parties to the dispute agree, a mediator involved in the parties'

mediation may be asked to serve as the arbitrator. The place of arbitration shall be Austin, Texas and the principal residence of each of the three arbitrators shall be either Austin or Dallas, Texas. The award of the arbitrators shall be accompanied by a reasoned opinion. The parties agree that the AAA Optional Rules for Emergency Measures shall apply to the proceedings; provided however, that any party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party. Within 15 days after the commencement of arbitration, each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator within such ten days, the third arbitrator shall be selected by the American Arbitration Association. Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator(s), which determination shall be conclusive. All discovery shall be completed within 60 days following the appointment of the arbitrators. The arbitrators are not empowered to award damages in excess of compensatory damages or to take any other action for which the arbitrators' power is excluded herein, and each party expressly waives and foregoes any right to punitive or exemplary damages, unless a statute requires that compensatory damages be increase in a specified manner. The arbitrators shall render their decision within 6 months from the commencement of the arbitration after which time their jurisdiction shall cease and any party may refile such arbitration with another arbitration panel.

IN WITNESS WHEREOF, the parties have caused this instrument to be executed on the day and year first written above.

NORTHSTAR HEALTHCARE ACQUISITIONS, LLC
Northstar, LLC, a Delaware limited liability company

By: "*Donald L. Kramer*"
Authorized Signatory

"Owner"
MEDICAL AMBULATORY SURGICAL SUITES, L.P.,
a Texas limited partnership, by its General Partner NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C.,

By: "*Donald L. Kramer*"
Authorized Signatory

Partnership Interests Amended and Restated Purchase Agreement of Palladium For Surgery- Houston, Ltd.
May 25, 2007

AMENDED AND RESTATED

PARTNERSHIP INTERESTS PURCHASE AGREEMENT

This AMENDED AND RESTATED PARTNERSHIP INTERESTS PURCHASE AGREEMENT (the "Agreement") made and entered into effective the 26th day of March, 2007 by and among (i) NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C., a Delaware limited liability company (the "General Partner") and NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C., a Delaware limited liability company ("Limited Partner") (collectively, "Purchaser"); (ii) The Palladium for Surgery – Houston, Ltd., a Texas limited partnership (the "Company"); and (iii) the individuals and entities set forth on Schedule "A" all of whom (except The Palladium for Surgery – Houston Management Corp.) will be continuing owners of all of the partnership interests of the Company in the amounts as listed on Schedule A hereto (the "Sellers" as further defined below).

WHEREAS, the Company, Donald L. Kramer Family, Ltd. and Houston Texas Pain Management, P.A. ("Al6") have entered into a Partnership Interests Purchase Agreement with Purchaser on February 28, 2007 ("Original Purchase Agreement", to include all related agreements attached thereto), such Original Purchase Agreement being cancelled and superceded in all respects by this Agreement, including, but not limited to the new partnership interests of the Company, Donald L. Kramer Family, Ltd. and Al6 and the addition of the new Sellers, all as stated on Schedule A; and

WHEREAS, Purchaser and Sellers have agreed on an aggregate purchase price for the Initial Purchase, as defined below, payable in cash at closing of FIFTY-NINE MILLION EIGHT HUNDRED FIFTY-ONE THOUSAND EIGHT HUNDRED SIXTY-NINE ($59,851,869.00) DOLLARS; and

WHEREAS, The Palladium for Surgery – Houston Management Corp. ("Palladium Management") is presently the sole general partner of the Company and the Sellers are presently the sole partners in the Company ("Partners") and own one hundred (100%) percent of the equity interests in the Company of all classes ("Partnership Interests"), recognizing that there are no interests in the Company convertible or exchangeable into equity interests; and

WHEREAS, the Company owns and operates an ambulatory surgery center (the "Facility") presently located at 4120 Southwest Freeway, 2nd Floor, Houston, Texas 77027; and

WHEREAS, Purchaser wishes to purchase, on a pro rata basis, Partnership Interests as necessary for the Purchaser to initially obtain a fifty-five (55%) percent Partnership Interest ("Initial Purchase") with an option ("Option"), exercisable until July 10, 2007, for up to an additional fifteen (15%) percent Partnership Interest in the Company; and

WHEREAS, Sellers collectively wish to sell to Purchaser up to seventy (70%) percent of their Partnership Interests, with Palladium Management selling, in full, its one (1%) percent Partnership Interest and the remaining Sellers selling initially fifty-five (55%) percent of their Partnership Interests (Donald L. Kramer, M.D. ("Kramer"), as the sole beneficial owner of Palladium Management, to include his interest in Palladium Management as part of his calculation) pari pasu, and, pursuant to the Option, a total of up to seventy (70%) percent of their Partnership

Interests (Kramer to include his interest in Palladium Management as part of his calculation), on the terms and conditions hereinafter set forth; and

WHEREAS, the Partnership Interests purchased by Purchaser consists of a one (1%) percent Partnership Interest to be acquired by General Partner and initially a fifty-four (54%) percent Partnership Interest to be acquired by Limited Partner, and, pursuant to the Option, up to a total sixty-nine (69%) percent Partnership Interest (collectively, the up to seventy (70%) percent in Partnership Interests being "Acquired Ownership Interests") with the Partners selling (Kramer to include his interest in Palladium Management as part of his calculation) their interest totaling 55% pari pasu; and

WHEREAS, the Sellers and Purchaser, in connection with the consummation of the sale of the Initial Purchase, wish to amend and restate the terms and conditions of the Company's partnership agreement ("Partnership Agreement") in the form as set forth in Exhibit B hereto, to be executed as of the date of this Agreement and effective upon the Closing.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

1. PURCHASE AND SALE; CLOSING; SELLERS.

1.1 Purchase of Acquired Ownership Interests. Purchaser, Company and the Sellers agree that on the Closing Date, as hereafter defined, and upon the terms and subject to the conditions set forth herein, the Partnership Interests under the Initial Purchase shall be transferred, assigned and conveyed to Purchaser by Seller in exchange for the "Purchase Price," as defined in Section 1.2 below.

1.2 Purchase Price. The "Purchase Price" for the acquisition of all right, title, and interest to fifty-five (55%) percent of the Partnership Interests under the Initial Purchase shall be Fifty-Nine Million Eight Hundred Fifty-One Thousand Eight Hundred Sixty-Nine ($59,851,869.00) Dollars, out of which the debt of the Company listed on Schedule 1.2 shall be repaid and retired by the Sellers. The Purchase Price for the acquisition of all right, title, and interest to the Partnership Interests under the Option shall be as set forth in Section 1.10 hereof. In addition to Purchaser's obligation to pay the Purchase Price hereunder, Purchaser shall pay its own legal and accounting expenses and all investment banking fees incurred in connection with the contemplated financing in Canada; provided, however, that Sellers shall be responsible for their respective legal fees and for the Partnership's accountants and independent auditors for work done prior to Closing.

1.3 Closing and Closing Date. The closing ("Closing") of the Initial Purchase contemplated by this Agreement shall take place at Cokinos, Bosien & Young, 2919 Allen Parkway, Suite 1500, Houston, Texas 77019, or at such other place as the parties may mutually agree upon, at 10:00 a.m., on the date (the "Closing Date") that is, at Purchaser's discretion, simultaneously, but not later than the second business day (in both the U.S. and Canada) following the funding of the financing of Northstar Healthcare Holdings, LLC ("Northstar"). See Section 5.10 below. The Closing Date is expected to be on or about May 1, 2007. In anticipation of the Closing Date, on the date hereof, the Sellers shall deposit with Purchaser's counsel, Cokinos, Bosien

& Young, pursuant to an escrow agreement in form and substance satisfactory to Purchaser and Sellers ("Closing Escrow Agreement"): (x) fully executed originals of the Partnership Agreement and the Post Closing Escrow Agreement; and (y) the unexecuted form of Management and Cost Sharing Agreement, the unexecuted form of opinion of Sellers' counsel, the form of opinion of Purchaser's counsel, the form of Sellers' certificate under Sections 5.1 of the Purchase Agreement, and the form of Purchaser's certificate under Section 6.1 of the Purchase Agreement, including all attachments thereto required for closing pending delivery of the Purchase Price and the other documents due by Purchaser hereunder.

1.4 Payment of the Purchase Price. The Purchase Price under both the Initial Purchase and the Option shall be paid as follows: after the Purchase Price is reduced by the payment of the debt listed on Schedule 1.2 pursuant to Section 1.2, eighty (80%) percent of the remaining amount of the Purchase Price shall be payable in cash to the Sellers, pro rata in accordance with their Partnership Interests, at Closing, and twenty (20%) percent of the remaining amount of the Purchase Price ("Escrow Fund")(see Exhibit C), shall be held in an escrow account as described below. The portion of the Escrow Fund attributable to each respective Seller shall be placed pro rata according to Sellers' Partnership Interests into an individual escrow account (the "Escrow") for the benefit of each respective Seller, which account shall be governed by an escrow agreement to be executed contemporaneously herewith and deposited with the Escrow (the "Post Closing Escrow Agreement"), the form of which is attached hereto as Exhibit A.

1.5 Delivery of the Sellers' Acquired Ownership Interests. On the Closing Date, the Sellers shall deliver the Initial Purchase making Purchaser the sole owner thereof, free and clear of all liens, claims, and encumbrances, other than any encumbrances created pursuant to this Agreement, the Partnership Agreement or the Post-Closing Escrow Agreement.

1.6 Admission of General Partner. In accordance with the terms of Section 9.03 of the Company's current partnership agreement and upon the Closing, (a) the Sellers hereby approve the purchase of the Acquired Ownership Interests by Purchaser and agree that General Partner and Limited Partner shall each be admitted as "Partner" (as defined in the Company's partnership agreement) of the Company, and (b) Purchaser hereby accepts and adopts the Company's current partnership agreement and Partnership Agreement. Sellers waive the requirement for the delivery of a power of attorney under the terms of the Company's current partnership agreement. Effective upon the Closing, General Partner shall be admitted as the sole general partner of the Company.

1.7 Retained Liabilities. It is expressly understood and agreed that Sellers are obligated to pay out of the Purchase Price (and not out of Company funds), all debts, liabilities, accrued liabilities, obligations, whether absolute or contingent (collectively, "Obligations"), and regardless of whether such Obligations are known or unknown as of the Closing Date (all such to be the sole obligation of the Sellers, and not the Company), with the aforementioned being the "Retained Liabilities." Notwithstanding anything to the contrary herein, the Company shall have no obligation to pay or to cause to be paid the Retained Liabilities. By way of further explanation, Retained Liabilities include by way of example and not by way of limitation:

(a) any litigation, claim, medical procedure, or warranty or any claim associated with or relating to the Company arising out of actions or omissions occurring prior to the Closing Date;

(b) any taxes, including ad valorem, property or similar taxes to the extent such relates to any time period prior to the Closing, whether or not accrued on the financial statements of the Company, all to the extent that such relate to a time period prior to the Closing Date, even where for example such are not yet due; accrued wages and compensation of any sort which relate to any time period prior to the Closing; accrued vacation; accrued pension plan and employee benefit contributions of any and all sort whatsoever; and

(c) any debts or obligations of Company for borrowed money incurred prior to the Closing Date; and

(d) any liabilities or obligations of Sellers arising from or incurred in connection with the negotiation, preparation or execution of this Agreement or the transactions this Agreement contemplates, including fees and expenses of counsel, accountants and other experts.

The Company shall not have any Retained Liabilities as of and at the Closing and to the extent any such Retained Liabilities exist, Northstar may make a claim therefor pursuant to Section 7 of this Agreement. The deduction related to any monies paid by the Sellers in satisfaction of the Retained Liabilities shall be specially allocated wholly to the Sellers.

Provided, however, notwithstanding anything to the contrary herein, Retained Liabilities shall not include (and therefore the Company may have outstanding as of and following the Closing): (i) vendor payables for goods or services deliverable but not yet delivered to the Company under purchase orders (e.g., oxygen tank rentals for the month following the Closing or oxygen gas expected to be used during the month after the Closing; or (ii) outstanding vendor payables under contractual arrangements incurred in the ordinary course of business consistent with past practices of the Company and not yet due for payment per the terms of the contractual arrangements with the vendors (e.g. utilities) (it being recognized that the debts listed on Schedule 1.2 in all event shall be retired and repaid in full as of the Closing).

1.8 Acquisition of Goodwill. Sellers acknowledge that as part of this Agreement and in consideration of a portion of the Purchase Price, Purchaser shall acquire the professional goodwill and the business relationships individually developed or developable by each of the Sellers in connection with the Facility and in furtherance of such, Sellers shall use their best efforts to retain such professional goodwill and business relationships for the benefit of the Company and encourage and foster the transfer of Sellers' professional goodwill and business relationships to the Company and the professional goodwill retention by the Company post closing. The Amended and Restated Partnership Agreement is intended to be in furtherance of the Purchaser's and Sellers' objective in transferring such personal goodwill. As part of said professional goodwill, each of the Sellers shall assign to the Company to the extent related to the Facility, such Seller's contacts, referral lists, addresses and other material information relating to referral sources and patients with whom each Seller has developed a relationship, Seller's lists of prospective referral sources and patients, addresses, and other material information relating to prospective referral sources and patients with whom each Seller has developed a relationship,

and each Seller's rights to their respective protocols, marketing materials, and any other information relating to the operation of a facility similar to that of the Facility and within each Seller's possession, and other records relating to each Seller not described above to the extent owned by each Seller and related to the Facility. It is agreed that upon calculation of the Purchase Price, the parties shall allocate said Purchase Price as between the Acquired Ownership Interests and said professional goodwill.

1.9 Sellers. In the event that a Seller is not an individual, then each beneficial owner of such Seller, in his or her individual capacity, shall join in the execution of this Agreement, evidencing each such person's agreement to be bound and obligated for all of Seller's representations, warranties, covenants, terms and conditions contained herein, as if each such person were a Seller himself/herself.

1.10 Option. Provided the Closing occurs on or before May 18, 2007, Purchaser shall have the right, but not the obligation, to acquire up to an additional fifteen (15%) percent Partnership Interests from Sellers pari passu (not including Palladium Management which, as of Closing, will have sold the totality of its ownership in the Company) with the subsequent closing to be on or before July 10, 2007. The Purchase Price for the additional fifteen (15%) percent of Partnership Interests under this Option shall be SIXTEEN MILLION, THREE HUNDRED TWENTY-THREE THOUSAND TWO HUNDRED THIRTY-SEVEN ($16,323,237.00) DOLLARS, which amount shall be reduced proportionally if the Purchaser elects to exercise the Option in part and not in full. The Purchase Price under this Option shall be subject to the same terms and conditions of the Escrow as set forth under Section 1.4 hereof. The terms and conditions of the closing of this Option shall be the same as for the Initial Purchase including the cash portion of the purchase price, the Escrow, the place of closing, the conditions to closing set forth in Articles 6 and 7, which shall apply to the closing of the Option *mutatis mutandis*, etc.

2. REPRESENTATIONS AND WARRANTIES OF THE SELLERS. Except as may be set forth in the schedules delivered pursuant to the Agreement (the "Schedules"), each Seller (except Donald L. Kramer Family, Ltd.) represents and warrants, severally and not jointly (except as otherwise set forth), to Purchaser that to such Seller's knowledge, since the date of such Seller's ownership of a Partnership Interest in the Company and Donald L. Kramer Family, Ltd. represents and warrants, on its own behalf and on behalf of each of the other Sellers, to Purchaser, as follows:

2.1 Organization of the Company; Authority.

(a) The Company is a Texas limited partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas, with all executed forms of its current partnership agreement and filings with the Secretary of State attached as Schedule 2.1.1. See also Schedule 2.34 for prior agreements. The Company has full power and authority to own its properties and to carry on its business as the same is now being conducted, and to own or to hold under lease the properties and assets it now holds or owns under lease. Attached as Schedule 2.1.1, are the governance documents of the Company and the credentialing process for the Facility. The Company has obtained all licenses, permits, or other authorizations, and has taken all actions required by applicable law or governmental regulation in connection with its business

as the same is now conducted. Attached as Schedule 2.1.2 are all minutes of any governing committee or board of the Company for the last 2 years.

(b) Each of the Sellers represents and warrants to the Purchaser that: (a) such Seller owns all of the outstanding Partnership Interests indicated on Schedule A free and clear of any and all liens, other than liens created by this Agreement; (b) if such Seller is an entity, the execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by such Seller pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all applicable action; (c) no other or further act or proceeding on the part of such Seller or any lienholder or other party is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by such Seller pursuant hereto or the consummation of the transactions contemplated hereby and thereby; and (d) this Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by such Seller pursuant hereto will constitute, valid binding agreements of such Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

2.2 No Ownership of Other Entities; No Subsidiaries. Except as listed on Schedule 2.2 hereof, the Company does not own and has no obligation to acquire any interest in any corporation, partnership, proprietorship, firm, association or any other business entity.

2.3 Financial Statements.

(a) The Company has delivered to Purchaser copies of its independently audited financial statements as of and for the years ending December 31, 2003, December 31, 2004, December 31, 2005; and December 31, 2006. The afore-described financial statements are hereinafter collectively referred to as the "Financial Statements." Sellers have authorized the Company's independent auditors, all at the Purchaser's sole expense (i) to consent to the inclusion of the Financial Statements in any offering statement, offering memoranda or prospectus prepared by the Purchaser, and (ii) to allow the Financial Statements to be incorporated into consolidated or consolidating, actual or pro forma, financial statements of Purchaser or its affiliates. The Financial Statements were prepared from the books and records of the Company and fairly present in all material respects, in accordance with generally accepted accounting principles ("GAAP") consistently applied (except as noted therein, and except, in the case of unaudited interim financial statements, for normal year-end adjustments), the financial condition of the Company as and at the respective dates and the results of their operations for the period covered thereby and on the accrual basis of accounting, recognizing that the operations of the Company and its tax reporting may be on the modified cash basis.

(b) The Company did not have as of December 31, 2006, nor will it have on the Closing Date:

(i) Any obligations, commitments or liabilities, contingent or otherwise, whether for taxes or otherwise, arising out of events that occurred prior to such date not reflected in the Financial Statements or in the Schedules;

(ii) Any continuing contract for the future purchase of services or materials, which cannot be terminated by the Company, its successors or assigns, without payment of any amount as a penalty or for the breach or alleged breach thereof, or any contract(s) or commitment(s) for capital expenditures individually or collectively aggregating in excess of $10,000, or any contract or commitment which has a duration or is for a period of more than thirty (30) days from the Closing Date, except for those contracts or commitments set forth in Schedule 2.3(b);

(iii) Any pension, retirement, deferred compensation, profit sharing, bonus, retainer, consulting, welfare (including medical and/or dental, and/or disability) or incentive compensation plan, or any fringe or other benefit(s) arrangement contract and/or agreement with or for any Seller, officer, director, employee or any other person which cannot be immediately terminated without payment of any amount as a penalty, bonus, premium, or for the breach or alleged breach thereof, or other compensation for such termination, and without any continuing liability to any current or former officer, director, Seller, employee, or any other person with respect to any benefits, whether accruing prior to or after any such termination except as set forth in Schedule 2.3(c);

(iv) Any notes or accounts receivable net of any allowances for estimated uncollectible accounts which are not current and collectible, except for uncollectible items, counterclaims or set-offs which, in the aggregate, are not in excess of the reserves provided therefore in the Financial Statements, as adjusted in the ordinary course of business to the Closing Date;

(v) Any work in progress that is not good and collectible, which is not reflected in an allowance for estimated uncollectible accounts in the books of the Company; or

(vi) Any guaranty, indemnification, assumption, or like commitment for the payment of obligations or indebtedness of any other person.

2.4 No Adverse Change. Except as listed on Schedule 2.4 hereof, since December 31, 2006, there has not been (nor has there been any known occurrence or circumstances which would reasonably be expected to result in) any material adverse change in the business, capitalization, financial condition, or properties of the Company. Except as listed on Schedule 2.4 hereof, the only changes in the business, capitalization, financial condition, results of operations or property of the Company since that date are those arising from the normal and regular conduct of business, and, to Sellers' knowledge, no known loss, damage, or destruction of its property or business (whether or not covered by insurance) has occurred since said date or is threatened or known to the Sellers to be probable.

2.5 Non-Occurrence of Specified Events. Except as listed on Schedule 2.5 hereof, since December 31, 2006, the Company has conducted its business in the ordinary course, consistent with past practices, and there has not been:

(a) Any increase in, or plan or commitment to increase, the compensation payable or to become payable to any of its officers, directors, employees, partners or independent contractors, other than increases in the ordinary course of business consistent with past practices;

(b) Any indebtedness incurred or committed to by the Company other than indebtedness incurred or committed to in the ordinary course of business, consistent with past practices;

(c) Any capital expenditures or commitments to make capital expenditures by the Company that in the aggregate exceed $10,000; or

(d) Any material transaction or commitment relating to the Company, including the acquisition or disposition of a substantial amount of assets.

2.6 Binding Effect; No Contravention. As to clauses (b) through (e) of this Section 2.6, the Sellers represent and warrant jointly and severally as to the Company but severally and not jointly as to themselves. Neither the execution nor delivery of this Agreement nor the consummation of any of the transactions contemplated herein will:

(a) violate any provisions of the existing partnership agreement of the Company;

(b) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which such Seller or the Company are a party, or by which such Seller or the Company, or any of their respective properties or assets may be bound;

(c) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company, result in the acceleration of any obligation of the Company or, as to such Seller, upon or with respect to such Seller's Partnership Interests;

(d) violate any judgment, order, injunction, decree or award against or binding upon such Seller or the Company or upon the property, business or assets of the Company, or as to such Seller, upon or with respect to the Seller's Partnership Interests; or

(e) violate or conflict with any law, edict, regulation or administrative guideline or policies of the United States or of Texas relating to such Seller or the Company.

2.7 Compliance with Laws. Except as listed on Schedule 2.7 hereof or as covered by Section 2.18 with respect to environmental laws, the Company is not and has not been in violation of any applicable law or regulation, or of any judgment, order, decree or other requirement of any court, tribunal, or governmental body, or any agency or official acting in an official capacity, the violation of which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business or financial condition of the Company.

2.8 Governmental Consent. Except for any required filing of under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 16 CFR §801-803, 15 U.S.C. §18a (the "HSR Act"), no consent, approval, or authorization of, or declaration or filing with, any agency of the United States or any other governmental authority is required on the part of the Company or the Sellers in connection with the consummation of the transactions contemplated herein, which has not been heretofore been obtained.

2.9 Litigation. The Sellers represent and warrant jointly and severally with respect to the Company and severally and not jointly as to themselves, that except as listed on Schedule 2.9 hereof, there is no action, proceeding, or investigation pending, or, to the knowledge of any Seller, threatened against or affecting the Company or such Seller with respect to its ownership of the Partnership Interests in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic, except for such actions which, if adversely determined, singly and in the aggregate, would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company or such Seller's right to convey the Acquired Ownership Interests, and there is no such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated herein. The Company is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal which has materially adversely affected, or which would reasonably be expected to have a material adverse effect on, the business or financial condition of the Company.

2.10 Taxes. All taxes arising out of the Company's operations (whether such be for federal income, state franchise or state gross receipts taxes, real property, personal property, withholding and all other taxes and levies of any and all sort) due for periods ending on or before December 31, 2006 have, to Sellers' knowledge, been timely paid to the extent due or otherwise accrued on the books and records of the Company. To Sellers' knowledge, the Financial Statements contain adequate provision for all federal income, accumulated earnings or other federal taxes and all state or local income, franchise, real property, personal property, sales, withholding and all other taxes, assessments and levies imposed on the Company or its property or rights arising out of the Company's operations on or before the Closing Date, regardless of whether such is payable by the Company after the Closing Date. To Sellers' knowledge, neither the Internal Revenue Service nor any of Texas' taxing authorities have examined the federal income tax returns of the Company for any past periods. No deficiency in payment of any taxes for any period has been asserted by any taxing body and remains unsettled at the date hereof, and, to Sellers' knowledge, all reports or returns required to be filed by the Company with any federal, state or local governmental body or authority have been properly filed. There have been no special assessments, audits, reviews or challenges as to real estate, ad valorem, personal property, franchise, and federal income tax assessments of the Company since the Company's formation in 2003, except as set forth on Schedule 2.10.

2.11 Contracts. Schedule 2.11 and, as to certain insurance, Exhibit F, shall list all contracts or commitments which are in writing to which the Company is a party and setting forth the material terms of any of such contracts or commitments:

(a) all contracts or commitments involving: (i) more than $10,000 or extending more than three (3) months for the purchase of supplies, equipment or products; or (ii) more than $10,000 or extending more than three (3) months relating to any services;

(b) all contracts or commitments to employees, directors, officers, agents, independent contractors, or consultants;

(c) all contracts or commitments evidencing or providing for loans by or to the Company;

(d) all leases of real property, vehicles or equipment;

(e) all contracts or commitments involving payments based directly on the profits or gross revenues of the Company;

(f) all contracts with or commitments to each supplier of products or services to the Company which, during the twelve (12) month period ending December 31, 2006, will have supplied $10,000 or more of products or services, indicating the existing contractual arrangements for continued supply from each such firm;

(g) all insurance policies owned or obtained or purchased by or for the Company, including all professional malpractice insurance policies of the Sellers issued since the formation of the Company in 2003, with such schedule including for the last three years all insurance policies owned or obtained or purchased by or for the Company, including all liability insurance policies of the Company issued since its formation, the name of the insured, policy number, policy dates, limits of liability, brief description of the coverage for last three years and copies of any policy audits for the last three years;

(h) all managed care, Medicare and Medicaid contracts and any other third-party payor agreements;

(i) the names of all physicians with privileges at the Facility;

(j) all contracts for the acquisition, financing, operations or repair of equipment (other than as listed on any other portion of Schedule 2.11.1 or 2.11.2);

(k) all contracts and commitments not in the ordinary and usual course of business of the company (and not otherwise disclosed on the Schedules); and

(l) all warranties retained by the Company on equipment used by it.

A true and correct copy of each of the contracts and commitments which would be covered by the above description in Section 2.11 but for the fact that such are not in writing shall be set forth in and attached in complete form to Schedule 2.11.2. No occurrence or circumstance exists which would reasonably be expected to constitute a breach or default (or which by the lapse of time and/or giving of notice would reasonably be expected to constitute a breach or default) by the Company or, to Seller's knowledge, by any other party under such contracts or commitments.

2.12 Assets of Company. Schedule 2.12 lists all of the assets purchased by the Company for more than $1,000, such to include the following to the extent owned or used by the Company or otherwise held by it for use in connection with the business of the Company.

(a) all equipment, machinery, tools, appliances, telephone systems, copy machines, fax machines, computers, software, implements, spare parts, supplies, furniture and all other tangible personal property of every kind and description;

(b) all billings-in-process, cases-in-process, and accounts receivable; and

(c) all prepaid expenses and rentals, all assets held by third parties of any sort, and all bonds, deposits and financial assurance requirements relating to the Company.

Without limiting the generality of the foregoing, the Company's assets include such properties, rights or assets reflected on the balance sheet of the Company as of December 31, 2006 included in the Financial Statements, other than those that have been disposed of in the ordinary course of business since January 1, 2007.

2.13 Title to and Condition of Assets. The Company has good and valid title to all of its properties and assets used in connection with the Company's business or the business of the Facility (including the properties and assets reflected in the Financial Statements, except any of such properties and assets since disposed of for value in the ordinary course of business) and none of such properties or assets is subject to a contract of sale or subject to security interests, mortgages, encumbrances, liens, or charges of any kind or character, except as reflected in Schedule 2.13 or in the Financial Statements. All fixtures and equipment are in good working condition, ordinary wear and tear excepted.

2.14 Conflicts of Interest. Each Seller represents and warrants that except as disclosed in Schedule 2.14 or Exhibit F, such Seller, in his or her individual capacity, or as an owner, direct or indirect, individually or collectively, in any corporation, partnership, proprietorship, firm, or association: (a) is not a competitor, customer or supplier of the Company; (b) is not an entity against whom any rights or options are exercisable by the Company; (c) owes no money to or is not owed any money by the Company (other than indebtedness for compensation earned or expenses incurred but not yet reimbursed in the ordinary course of business and consistent with past practices or facility fees that may be owed to one or more of the Physician Limited Partners, as defined in the Amended and Restated Partnership Agreement) in an amount more than $1,000 in the aggregate; or (d) to such Sellers' knowledge, neither such Seller nor such Seller's immediate family members have any financial relationship (whether investment interest, compensation interest, or otherwise) with any entity to which any of the third-party payors referred to in Section 2.24 refer patients, except for such financial relationships that qualify for exceptions to state and federal laws restricting physician referrals to entities in which they have a financial interest.

2.15 Fees or Commissions of Brokers. The Sellers represent and warrant jointly and severally with respect to the Company and severally and not jointly as to themselves, that neither the Company nor such Seller has entered (directly or indirectly) into any agreement with any person or entity that would obligate the Purchaser to pay any commission, brokerage or "finder's fee" or other fee in connection with this Agreement or the transactions contemplated herein.

2.16 Employees, Wages, Banks. Schedule 2.16.1 sets forth: (a) the names and job descriptions of all of the employees of the Company, together with a statement of the full amount paid or payable to each person monthly and the basis therefore; (b) the name of each bank, savings or other financial institution in which the Company has an account or safe deposit box, and the names and identification of all persons authorized to draw thereon or to have access thereto; (c) the names of all persons, if any, holding powers of attorney from the Company, and a copy of each such power; (d) the organization chart, including the management, of the Facility; and (e) all employee benefit plans and other compensation incentives and perquisites not otherwise listed on Schedule 2.11.1 or 2.11.2. Since January 1, 2007, there has not been paid by or on behalf of

the Company, nor has the Company committed to pay to or for the benefit of the Sellers, directors, officers, agents, employees, consultants or representatives of the Company anything other than wages, salaries, and expense reimbursements, in each case at the rates (subject to normal merit raises) and in accordance with practices then in effect, except for distributions paid to Sellers as are set forth on Schedule 2.16.2. The consummation of the transactions contemplated by this Agreement will not result in any severance pay obligations to any persons employed by the Company immediately prior to, on or after the Closing Date, provided that the Company continues the employment of all such persons it currently employs. Other than partnership distributions and expense reimbursements for bona fide business expenses for the benefit of the partnership, no partner or affiliate thereof, has received any monies from the Partnership other than distributions as made in the ordinary course of business consistent with past practices.

2.17 Real Property. Schedule 2.17 lists all real property, and attaches all applicable title documents and leases (the "Leases"), in which the Company has a leasehold or other interest (the "Real Property"), and any lien, charge or encumbrance on any such Lease. The sale of the Acquired Ownership Interests in the Company and/or its conversion to a Texas limited partnership would not reasonably be expected to create an event of default under or an acceleration of any Lease. To Sellers' knowledge, the use of such Real Property by the Company conforms to all public and private requirements regulating the use of the Real Property and the operations therein. Neither the execution, delivery nor performance of this Agreement would reasonably be expected to cause the loss of any zoning privileges, variances or clearances, whether such be public or private (collectively "Zoning") benefiting the Real Property, and the Company and Sellers have no knowledge of any proceeding or governmental inquiry, whether actual or threatened, which would reasonably be expected to affect the Zoning of the Real Property, except to the extent that the failure to so conform would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company. To Sellers' knowledge, no occurrence or circumstance exists which constitutes a material breach or default (or which by the lapse of time and/or giving of notice would constitute a breach or default) by the Company or by any other party under the Lease. The Real Property is owned by a third party not affiliated with any of the Sellers.

2.18 Compliance with Environmental Laws. With respect to Real Property, such Real Property has been maintained, to Sellers' knowledge, in compliance with all federal, state, and local environmental protection, occupational, health and safety or similar laws, ordinances, restrictions, licenses and regulations. Further, with respect to Medical Waste (as defined in Section 2.31 below), instruments, toxic or other hazardous substances and materials utilized in the Company's business, there have been no acts regarding such substances or materials which, to Sellers' knowledge, would not reasonably be expected to be in compliance with all applicable federal, state, and local environmental laws.

2.19 Governmental Permits. Schedule 2.19 lists all governmental permits, licenses, certificates, consents and approvals necessary to enable the Company to own or lease its properties and to carry on its business as presently conducted, together with copies thereof (collectively, the "Permits"). All such Permits have been validly issued and, to Sellers' knowledge, are currently in effect. The execution, delivery and performance of this Agreement would not reasonably be expected to have a material adverse effect on the continued validity or sufficiency of such Permits, nor, to Sellers knowledge, will any additional permits, certificates, or documents

be required by virtue of the execution, delivery or performance of this Agreement to enable the Company to continue to conduct its business as now operated.

2.20 Trademarks, Licenses, etc. Except as set forth in Schedule 2.20, the Company owns no trademarks, trade names, or licenses. There are no rights under any other trademarks, trade names, or licenses required by the Company in connection with the conduct of its business as presently conducted. Neither the Sellers, nor any of the officers, directors, or employees of the Company has any interest in trademarks, trademark registrations and applications therefore, copyrights, licenses, or processes, which are used or usable by the Company in the conduct of its business or which infringe upon, conflict with, relate to improvements or modifications of, or relate to any invention, design, process or improvement which may supplement, substitute for or compete with any patents, trade names, trademarks, copyrights, inventions, licenses or processes now used or potentially usable by the Company in the conduct of its business. The Company has the full and exclusive right to use its corporate name in any place where it does business. The Company has not received any notice, nor, to Sellers knowledge, is there any conflict or claimed conflict with respect to the rights of others to the use of the Company's corporate names, or any such patents, patent applications, inventions, disclosures, copyrights, trademarks, trade names or licenses used by the Company.

2.21 Sellers are Conforming Partners. Each Seller represents and warrants that except as set forth on Schedule 2.21, as of December 31, 2006, such Seller is a Qualified Investor and met the Income/Procedure Test, both as defined in the Amended and Restated Partnership Agreement.

2.22 [Intentionally left blank].

2.23 [Intentionally left blank].

2.24 Healthcare Compliance. The Company is participating or otherwise authorized to receive reimbursement from Medicare and is a party to other third-party payor agreements set forth in Schedule 2.11.1 and 2.11.2. Except as listed on Schedule 2.24, all certifications and contracts required for participation in such programs are in full force and effect and have not been amended or otherwise modified, rescinded, revoked or assigned, and to Sellers' knowledge, no condition exists or event has occurred which in itself or with the giving of notice or the lapse of time or both which would reasonably be expected to result in the suspension, revocation, impairment, forfeiture or non-renewal of any such third-party payor program. To Sellers' knowledge, the Company is in compliance with the requirements of all such third-party payors applicable thereto. The Sellers have not received any notice nor have any knowledge that any third-party payor intends to terminate or materially reduce its business with, or reimbursement to, the Sellers. The Sellers have no reason to believe that any third-party payor will cease to do business with the Company after, or as a result of, the consummation of any transactions contemplated hereby. To Seller's knowledge, there are no facts, conditions or events which would reasonably be expected to materially adversely affect the Company's relationship with any third-party payor.

2.25 Fraud and Abuse. Each Seller, severally and not jointly, represents that such Seller, and, to such Seller's knowledge, all persons and entities providing professional services

for the Company have not engaged in any activities which are prohibited under 42 U.S.C. § 1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including the following: (a) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (b) knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (d) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration: (x) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid; or (y) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid. Each Seller, severally and not jointly, represents that to the Seller's knowledge, with respect to ownership in the Company, such Seller has at all times complied with the requirements of the Ethics in Patient Referral Act. Furthermore, each Seller, severally and not jointly, represents that to Seller's knowledge, such Seller has filed all reports required to be filed by the State of Texas and federal law regarding compensation arrangements and financial relationships between a physician and an entity to which the physician refers patients.

2.26 Rates and Reimbursement Policies. Except as set forth in Schedule 2.26: (i) there are no restrictions or limitations on rates which may be charged to private pay patients receiving services provided by the Company; (ii) the Company does not have any rate appeal currently pending before any governmental authority or any administrator of any third-party payor program; (iii) to Sellers' knowledge, there is no applicable law which affects rates or reimbursement procedures which has been enacted, promulgated or issued preceding the date of this Agreement or any such legal requirement proposed or currently pending in the State of Texas which would reasonably be expected to have a material adverse effect on the business or financial condition of the Company, or to result in the imposition of additional Medicaid, Medicare, charity, free care, welfare or other discounted or government assisted patients of the Company or to require the Company to obtain any necessary authorization which the Company does not currently possess; and (iv) to Seller's knowledge, there is no impending proposed reduction in reimbursement from third party or other payors nor any threatened termination of payor contracts.

2.27 Medical Staff. Except as set forth in Schedule 2.27, there are no physicians who are providing services on behalf of the Company who, to Sellers' knowledge, plan, or have threatened to terminate his or her relationship with the Company or to reduce any of their utilization of the Facility including on account of retirement. To Sellers' knowledge, none of the physicians providing professional services at the Company have a present intention to retire from the practice of medicine or to alter their practice as such now exists in the next five (5) years nor to become an owner of a hospital or of another ambulatory surgery center, and none of the Sellers are aware of any discussions to the effect of either.

2.28 Medical Providers. To Sellers' knowledge, since the formation of the Company in 2003, each physician, and other healthcare provider who is or was employed by, or who renders or has rendered services on behalf of the Company:

(a) Licenses. Has been duly licensed and registered, and in good standing by the State of Texas to engage in the practice of medicine (including podiatry), and said license and registration have not been suspended, revoked or restricted in any manner;

(b) Controlled Substances. Has current controlled substances registrations issued by the State of Texas and the U.S. Drug Enforcement Administration, which registrations have not been surrendered, suspended, revoked or restricted in any manner;

(c) Actions. Except as set forth on Schedule 2.28, has not been a party or subject to:

(i) Malpractice Actions. Any malpractice suit, claim (whether or not filed in court), settlement, settlement allocation, judgment, verdict or decree;

(ii) Disciplinary Proceedings. Any disciplinary, peer review or professional review investigation, proceeding or action instituted by any licensure board, hospital, medical school, physical therapy school, healthcare facility or entity, professional society or association, third party payor, peer review or professional review committee or body, or governmental agency;

(iii) Criminal Proceedings. Any criminal complaint, indictment or criminal proceedings;

(iv) Investigation. Any investigation or proceedings, whether administrative, civil or criminal, relating to an allegation of filing false healthcare claims, violating anti-kickback or fee-splitting laws, or engaging in other billing improprieties;

(v) Mental Illnesses. Any organic or mental illness or condition that impairs or may impair such physician's ability to practice;

(vi) Substance Abuse. Any dependency on, habitual use or episodic abuse of alcohol or controlled substances, or any participation in any alcohol or controlled substance detoxification, treatment, recovery, rehabilitation, counseling, screening or monitoring program;

(vii) Professional Ethics. Any allegation, or any investigation or proceeding based on any allegation of violating professional ethics or standards, or engaging in illegal, immoral or other misconduct (of any nature or degree), relating to his or her practice; or

(viii) Application for Licensure. Any denial or involuntary withdrawal of an application in any state for licensure as a physician or physical therapist, for medical staff privileges at any hospital or other healthcare entity, for board certification or recertification, for participation in any third party payment program, for state or federal controlled substances registration, or for malpractice insurance.

2.29 HIPAA. Schedule 2.29 lists and describes all policies of the Company with respect to compliance with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the final regulations promulgated thereunder, whether such policies have been put in place or are in process. Schedule 2.29 includes, but is not limited in any manner whatsoever to, any privacy compliance plan of the Company in place or in development, and any plans, analyses or budgets relating to information systems including but not limited to necessary purchases, upgrades or modifications to effect HIPAA compliance.

2.30 Improper and Other Payments. To Sellers' knowledge, neither the Company nor the Sellers have (a) used any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds; (c) established or maintained any unlawful or unrecorded fund of Company monies or other assets; (d) made any false or fictitious entries on the books of account of the Company; or (e) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

2.31 Medical Waste. With respect to the generation, transportation, treatment, storage, and disposal, or other handling of Medical Waste, the Sellers and the Company, to their knowledge, have complied with all Medical Waste Laws (as hereinafter defined).

"Medical Waste" includes, but is not limited to, (a) pathological waste, (b) blood, (c) sharps, (d) wastes from surgery or autopsy, (e) dialysis waste, including contaminated disposable equipment and supplies, (f) cultures and stocks of infectious agents and associated biological agents, (g) contaminated animals, (h) isolation wastes, (i) contaminated equipment, (j) laboratory waste, and (k) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings or animals. "Medical Waste" also includes any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992, et seq. ("MWTA").

"Medical Waste Law" means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §§2501 et seq.; the Marine Protection, Research, and Sanctuaries Act of 1972, 33 USCA §§1401 et seq.; the Occupational Safety and Health Act, 29 USCA §§651 et seq.; the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119; and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste.

2.32 Custody of Patient Medical Records. The Company has, and at the Closing, will continue to have, sole and exclusive custody over and access to all existing medical records, medical files, medical charts, x-ray files and similar medical data pertaining to each patient for whom procedures were performed at the Facility except for files related to professional services not performed at the Facility (the "Patient Records").

2.33 [Intentionally left blank].

2.34 Prior Partnership Agreements. As of Closing, all prior partnership agreements for the Company shall have been superseded.

2.35 Correspondence with Regulatory Agencies. Attached as Schedule 2.35 is a listing of and attached thereto are copies of, to Sellers' knowledge, all correspondence with any regulatory or supervising agency or department relating to any of the preceding matters and any investigations, reviews, complaints or similar matters filed with regulators.

2.36 Listing of Medical Procedures. Schedule 2.36 is a listing of the medical procedures currently performed at the Facility, such procedures comprising approximately 80% or more of the number of procedures performed at the Facility during 2006.

2.37 Patient Waivers/Consents. Attached as Schedule 2.37 are the forms of patient waivers/consents for medical procedures described in Schedule 2.36, which have been used by the Company at any time since its formation in 2003.

3. **REPRESENTATIONS AND WARRANTIES OF PURCHASER**. Purchaser represents and warrants to the Sellers as follows:

3.1 Organization; Corporate Authority. Each of General Partner and Limited Partner are limited liability companies duly formed, validly existing, and in good standing under the laws of the State of Delaware. The execution and delivery of this Agreement, and the consummation of the transactions contemplated herein, have been duly authorized and approved by the Boards of Directors of each of such entities.

3.2 Fees or Commissions of Brokers. Purchaser has not entered (directly or indirectly) into any agreement with any person or entity that would obligate the Sellers or the Company to pay any commission, brokerage or "finder's fee" or other fee in connection with this Agreement or the transactions contemplated herein.

3.3 Due Authorization. The execution, delivery, and performance of this Agreement and the other documents and instruments to be executed and delivered by the Purchaser pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary company and member action of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by the Purchaser pursuant thereto will constitute, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms. Neither the execution and delivery of this Agreement nor of the other documents and instruments to be executed and delivered by the Purchaser pursuant hereto or the transactions contemplated hereby or thereby will (i) or (ii) result in any breach of, or default under, any contract that is either binding upon, or enforceable against, Purchaser which would prevent Purchaser from carrying out Purchaser's obligations under this Agreement.

3.4 No Contravention; Binding Effect. Neither the execution or delivery of this Agreement nor the consummation of any of the transactions contemplated herein will:

(a) conflict with or violate any provision of the certificate and/or articles of organization or regulations of Purchaser;

(b) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which Purchaser is a party, or by which Purchaser or any of its properties or assets may be bound;

(c) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company or result in the acceleration of any obligation of the Company;

(d) conflict with or violate any judgment, order, injunction, decree or award against or binding upon such Purchaser or upon the property, business or assets of the Purchaser; or

(e) conflict with or violate any law or order of any governmental body that is either applicable to, binding upon, or enforceable against, Purchaser.

3.5 Investment Intent. Purchaser acknowledges that the Partnership Interests will be sold to Purchaser pursuant to exemptions from registration under the Securities Act of 1933 and the state securities laws of the State of Texas. Purchaser is acquiring the Partnership Interests for investment only, and Purchaser has no present intent to distribute, resell, pledge or otherwise dispose of the Partnership Interests, other than in transactions that are also exempt from such registration requirements in the United States and which will not affect the applicability of the exemptions relied upon by Seller in selling the Partnership Interests to Purchaser as described herein. Provided, however, Purchaser and Purchaser's affiliates are in fact conveying interests in Purchaser's ownership entities (but not any interest in the Partnership Interests) to certain non-U.S. persons and in connection therewith entering into various financing transactions.

3.6 Litigation and Proceedings. There is no: (a) action, proceeding, or investigation pending, or, to the knowledge of Purchaser, threatened against or affecting the Purchaser or affecting the assets and properties, business, condition (financial or otherwise) or results of the operations of Purchaser in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic; (b) such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated herein; and (c) basis for any of the foregoing. The Purchaser is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal.

3.7 Compliance with Laws by Purchaser. Except as set forth herein, Purchaser is in compliance with all laws and orders applicable to Purchaser or the operation of Purchaser's business or assets, and (ii) Purchaser has received no notification or communication of any asserted past or present failure to comply with any laws, and to the knowledge of Purchaser, no Proceeding with respect to any such violation is contemplated. Purchaser has not, directly or indirectly, and with respect Purchaser, its business or its assets and properties, paid or delivered or agreed to pay or deliver any fee, commission, or other sum of money, item of property, or other consideration, however characterized, to any person that is illegal under any Law.

3.8 Insurance. Purchaser carries, and, since the formation of Purchaser, has carried, insurance coverage that is adequate in character and amount for the assets and operations of the

business of Purchaser, with reputable and financially sound insurers, covering all of Purchaser's assets, properties, and business and is sufficient for compliance with all applicable Laws, and the insurers have provided all required performance or other surety bonds. Purchaser has no claim against any of Purchaser's insurers under any of such policies pending or anticipated, and there has been no occurrence of any kind that would give rise to any such claim. Purchaser has not received (a) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (b) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform such issuer's obligations thereunder. Provided, however, see Article XI regarding insurance coverages obtained though an alternative risk planning mechanism in which Purchaser has elected not to participate on a prospective basis.

4. *COVENANTS OF THE SELLERS AND THE COMPANY.*

4.1 [Intentionally left blank].

4.2 No Distributions or Changes to Capital Structure. Except for such actions as are necessary to accomplish the redemption by the Company of any Partnership Interests owned by non performing partners, institutional partners, persons not meeting the Income Test or the Qualified Investor test, etc., and the accounting entries for such redemption set forth with specificity in Schedule 4.2, the Sellers shall cause the Company not to declare or pay, other than in the ordinary course of business and in no event in amounts higher than past practices and in no event higher than the reported income in the prior month, any distributions or dividends with respect to any Partnership Interests in the Company, or to issue any new, different, or additional Partnership Interests or other securities, including but not limited to any right or option to purchase or otherwise acquire any Partnership Interests of the Company, or issue any notes or other evidences of indebtedness not in the normal and ordinary course of business.

4.3 [Intentionally left blank].

4.4 Delivery of Records of the Company. At the Closing, all books and records of the Company, including but not limited to its minute books, Partnership Interests transfer books, and its corporate seal, shall be delivered to the control of the General Partner.

4.5 [Intentionally left blank.]

4.6 Office Lease. The Sellers shall cause the Company to continue to lease the Facility that serves as the Company's place of business. The lease is for the exclusive use of the Facility. Sellers shall obtain all necessary assignments or consents from the landlord relating to said lease to if such is required due to a change in control/ownership of Company.

4.7 Conduct of Business Pending Closing. From and after the execution of this Agreement, and prior to the Closing Date hereunder, the business and affairs of the Company shall be conducted in the ordinary course of its business, and none of the assets or properties of the Company shall be sold or disposed of except in the ordinary course of business or except with the prior written consent of Purchaser. No commitments, bids, or binding offers shall be made by or on behalf of the Company, and no contract shall be entered into by or on behalf of the Company which would require the expenditure of money or the acquisition of assets or the

performance of services over a period of more than three (3) months, or otherwise than in the ordinary course of the Company's business, except with the prior written consent of Purchaser. Provided, however, Seller may sell limited partnership interests in the Company to new limited partners, provided the sale of limited partnership interests to the new limited partners is made, subject to the newly admitted partners executing an amended form of this Agreement, as reasonably approved by Purchaser.

4.8 [Intentionally left blank].

4.9 Continuance of Insurance Policies. The Company shall take such necessary actions at the Company's sole cost and expense so that the liability coverage insurance policies listed on Schedule 2.11 shall remain in full force with coverage for the benefit of the Company with policy provisions unchanged for all services provided by or acts done by the Company on or before the Closing Date which are reported to the insurer on or before May 18, 2007 the extended reporting period, subject to the provisions of Section 11.1 and Exhibit F. Under such coverage, Purchaser, Sellers and the Company shall be listed as insureds or as additional named insureds.

4.10 Continuing Obligations. Each Seller individually and the Sellers collectively shall cause the Company to take, and the Purchaser shall also take, all reasonable actions to obtain all consents and approvals required to carry out the transactions contemplated herein and to satisfy the conditions specified herein; provided, however, that such actions shall not require the payment of any consent fees or the disposal of any portion of the Company's business.

4.11 Access and Information. Between the date hereof and the Closing, the Sellers shall cause the Company (upon at least 24 hours prior written notice) to give to representatives of Purchaser reasonable access during normal business hours to the Company's premises, books, accounts and records and all other relevant documents and will make available, and use their reasonable efforts to cause their accountants and other representatives to make available, copies of all such documents and information with respect to the business and properties of the Company as representatives of Purchaser may from time to time reasonably request, all in such manner as to not unduly disrupt the Company's normal business activities; provided, however, that no disclosure shall be required which would result in a violation of any obligation of confidentiality or the loss of the attorney-client privilege with respect to any matter. Such access shall include consultations with the employees of the Company. From the date hereof through the Closing, the Company shall confer on a regular and reasonable basis with one or more representatives of Purchaser to report material matters related to the Company or the Facility and to report the general status of ongoing operations of the Company. The Company shall notify the Purchaser of any material adverse change to the business or financial condition of the Company after the date hereof and prior to the Closing and of any written notice received by the Company of any governmental complaints, investigations or hearings or adjudicatory proceedings (or communications indicating that the same may be contemplated) or of any other matter which may be material to the Company and shall keep the Purchaser reasonably informed of such events.

4.12 [Intentionally left blank].

4.13 Continuation of Medical Practice During Escrow. The Physician Limited Partners (as defined in the Partnership Agreement) covenant severally and not jointly that during the life of the Escrow, each Physician Limited Partner shall, using his or her best efforts and professional judgment: (a) continue his or her medical practice in its present form and volume; and (b) satisfy the Income/Procedure Test as defined in the Partnership Agreement. However, Drs. Andrews, Dickerson and Aló may include in the Income/Procedure Test calculation, medical procedures and cases performed by other physicians where the professional services billings of such other physicians are done under the name of either Dr. Andrews, Dickerson or Aló, as appropriate, although they were not the treating physician, but only to the extent the treating physician is not a partner in the Company or otherwise working under a "lease" or "use" agreement" or a derivation thereof.

4.14 Partner Qualification. Sellers shall cause all Physician Limited Partners in the Company who do not satisfy the Qualified Investors and Income Tests as of the Closing to be redeemed and terminated as owners in the Company prior to the Closing.

4.15 Compliance with Patient Record Laws. The Sellers and the Purchaser agree (and the Purchaser agrees to cause the Company) to comply in all material respects with all laws and regulations with respect to the handling and storage of Patient Records following the Closing.

4.16 2006 Audit of the Company. The Sellers shall cause to be completed by April 10, 2007, the 2006 year-end audit of the Company by the Company's existing independent auditor.

4.17 HSR Act. The Sellers shall cooperate with Purchaser in the filing of any HSR Act filing, if any, however, the Purchaser shall pay the filing fees, if any, related to the transactions contemplated herein, as may be required under the HSR Act.

5. CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS. Unless expressly waived by Purchaser at any time prior to the Closing Date in a writing referencing this section, Purchaser's obligations hereunder, including without limitation its obligation to purchase the Partnership Interests as herein provided, are contingent upon the fulfillment of each of the following conditions:

5.1 Sellers' Representations and Warranties True; No Breach of Covenants. The representations and warranties of the Sellers reflected in Section 2 and in any schedule, exhibit, document, instrument or certificate delivered hereunder shall be true and correct in all material respects (unless otherwise qualified by materiality, and then shall be true and correct in all respects) as of the date originally made and with the same effect as if such representations and warranties were again made on and as of the Closing Date. All covenants of Sellers and the Company contained in Section 4 shall have been complied with and performed by Sellers and the Company in all material respects through the Closing Date. In the event that there are any changes to the Schedules following execution of this agreement and the delivery of the Schedules hereto, Sellers shall deliver to Purchaser prior to Closing, Schedule 5.1 reflecting any changes from the date of execution of this Agreement through to the Closing and identifying on such Schedule 5.1 the particular Schedule affected. The delivery of such Schedule 5.1 and its contents shall not be a breach of this Agreement as long as such disclosed items occurred in the ordinary course of business of the Company or as otherwise allowed by this Agreement.

The Sellers shall have obtained all approvals, consents and qualifications necessary to consummate the transactions contemplated by this Agreement. Each Seller shall have delivered to Purchaser a certificate signed by each certifying that the conditions precedent to the Closing in this Section 5.1 shall have been satisfied, the form of which is attached hereto as Exhibit D.

5.2 Opinion of Counsel for the Sellers. Purchaser shall have received an opinion of counsel for the Sellers, dated the Closing Date and in form and substance reasonably satisfactory to Purchaser and its counsel, with usual and customary assumptions and exceptions that: (i) the Company is a limited partnership validly existing and in good standing under the laws of the State of Texas; (ii) with respect to the Company and the Sellers, all necessary actions have been taken by them to authorize their entering into this Agreement and their performance of their obligations hereunder; (iii) this Agreement constitutes the valid and binding obligation of the Company and the Sellers, enforceable in accordance with its terms (except as otherwise limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights, and except that such counsel need not express an opinion as to whether any covenant contained in this Agreement is specifically enforceable); (iv) the Partnership Interests, which are being conveyed to Purchaser, have been validly issued and, are fully paid and non-assessable (except as non-assessability may be affected by particular provisions of the Texas Revised Partnership Act); (v) except for the Partnership Interests held by Sellers, to such counsel's knowledge, there are no outstanding equity interests of the Company of any sort; and (v) the execution and delivery of this Agreement by the Sellers and the performance by the Sellers of their respective obligations hereunder will not violate or conflict with any provision of the partnership agreement of the Company; (vi) except for such as have been obtained, no authorization, approval or consent of or declaration or filing with any governmental authority or regulatory body under the Texas Revised Partnership Act or the federal laws of the United States of America, that in the experience of such counsel are normally applicable to transactions of the type contemplated by this Agreement, is necessary or required of the Sellers in connection with the execution and delivery of this Agreement or the performance by the Sellers of their respective obligations hereunder; and (vii) no litigation, investigation or administrative proceeding, known to such counsel, of or before any court, arbitrator or governmental authority is pending or threatened against the Sellers or the Company with respect to the Agreement or the transactions contemplated thereby.

5.3 [Intentionally left blank].

5.4 Authority; Absence of Litigation. Purchaser shall have received all documents it may reasonably request relating to the existence and authority of the Sellers and the validity of this Agreement and any other matters relating thereto. No action, suit, proceeding or investigation shall have been instituted by any person, or threatened by any government agency or body, before a court or government body, to restrain or prevent the consummation of the transactions contemplated by, or the performance by the Sellers of their respective obligations under or with respect to, this Agreement; and as of the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental agency or body in effect which restrains or prohibits the consummation of the transactions contemplated by this Agreement.

5.5 Financial Examination. The independent auditor shall certify in form reasonably acceptable to Purchaser that the Company as of the Closing has no Retained Liabilities.

5.6 [Intentionally left blank].

5.7 [Intentionally left blank].

5.8 Other Agreements. The Partnership Agreement, Post Closing Escrow Agreement, assignment of the lease for the premises utilized by the Company, if necessary, and any other assignments necessary of the continued operations of the Company, shall have been executed and delivered to Purchaser.

5.9 Termination of Pledge Agreements and Security Agreements. All security and pledge agreements with respect to the assets of the Company or its Partnership Interests, shall be cancelled and terminated in their entirety by the Sellers, in writing, and each such writing shall be delivered to Purchaser.

5.10 Successful Closing of Northstar Financing. The obligations of the Purchaser to consummate the transactions contemplated herein are subject to the successful consummation of a financing now being undertaken by the Purchaser with the completion and funding of such financing being on terms satisfactory to Purchaser in its sole discretion. The Closing Date shall occur within two (2) business days (which must be both U.S. and Canadian business days) of the consummation of Purchaser's financing, such expected to occur on or about May 1, 2007, but no later than May 18, 2007.

6. CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATIONS. The obligations of the Sellers to consummate the transactions contemplated herein are subject to, and contingent upon, the fulfillment, at or prior to the Closing Date, of the following conditions (unless expressly waived by the Sellers in a writing referring to this section) at any time prior to the Closing Date:

6.1 Purchaser's Representations and Warranties True. All of the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects (unless otherwise qualified by materiality, and then shall be true and correct in all respects) as of the date originally made and with the same effect as if such representations and warranties were again made on and as of the Closing Date; and the Sellers shall have been furnished with the certificate of Purchaser's President or its Vice President dated the Closing Date, certifying to the fulfillment of the foregoing condition in such detail as the Sellers may reasonably request, the form of which is attached hereto as Exhibit E. In addition, Purchaser shall have performed and complied with all of Purchaser's obligations required by this Agreement to be performed or complied with at or prior to the Closing Date, including, but not limited to, the payment of the Purchase Price as set forth in Section 1.4.

6.2 Partnership Agreement. The Partnership Agreement, Post Closing Escrow Agreement and any other agreements or instruments referenced herein shall have been executed and delivered by the Purchaser, as applicable, and shall be in form and substance satisfactory to the Sellers.

6.3 [Intentionally left blank].

6.4 Opinion of Purchaser's Counsel. Sellers shall have received an opinion of counsel for the Purchaser, dated the Closing Date and in form and substance satisfactory to Sellers and its counsel, that: (i) each of the General Partner and Limited Partner have been duly formed and is on the Closing Date a validly existing limited liability company, in good standing under the laws of the State of Delaware and Texas; (ii) Purchaser has the right and authority to enter into the transactions contemplated in this Agreement, and that all necessary company action has been taken by it to authorize its entering into this Agreement and its performance of its obligations hereunder; and (iii) this Agreement and the Partnership Agreement (when delivered to Seller) constitutes the legal, valid, and binding obligations of the Purchaser and is fully enforceable according to its terms.

6.5 Authority; Absence of Litigation. No action, suit, proceeding or investigation shall have been instituted by any person, or threatened by any government agency or body, before a court or government body, to restrain or prevent the consummation of the transactions contemplated by, or the performance by the Sellers of their obligations under or with respect to, this Agreement; and as of the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental agency or body in effect which restrains or prohibits the consummation of the transactions contemplated by this Agreement.

7. *INDEMNIFICATION*.

7.1 Independent Investigation. The Purchaser acknowledges that in making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchaser has relied solely on the basis of its own independent investigation of the Company and upon the express written representations, warranties and covenants in this Agreement. Without diminishing the scope of the express written representations, warranties and covenants of the Sellers in this Agreement and without affecting or impairing their right to rely thereon, the Purchaser acknowledges that the Sellers have not made, AND THE SELLERS HEREBY EXPRESSLY DISCLAIM AND NEGATE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE COMPANY AND THE ACQUIRED OWNERSHIP INTERESTS (INCLUDING, WITHOUT LIMITATION, ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE).

7.2 Indemnification of Purchaser by Sellers. Sellers, jointly and severally (unless otherwise specified with respect to the representations, warranties and covenants described below that such indemnity will be several and not joint, in which case Sellers severally and not jointly) agree to indemnify and hold the Purchaser and its respective affiliates, successors and assigns harmless from and against, and will reimburse Purchaser (or the Company if Purchaser so directs) on demand for any loss, claims, liability, damage, or expense, including attorney's fees and costs of investigation, litigation and litigation management costs and expenses, and for any costs and expenses incurred in litigating or settling any claim therefor (collectively, "Damages"), made by the Company or Purchaser at any time arising from or related to: (i) any inaccuracy in or breach of any representations or warranties of Sellers contained in this Agreement or in any document, certificate or schedule furnished by Sellers or Company pursuant to this Agreement or the nonfullfilment of any covenant of the Sellers contained in this Agreement; or (ii) any Retained Liability.

7.3 Indemnification of Sellers by Purchaser. Purchaser agrees to indemnify and hold the Sellers and their respective affiliates, successors and assigns harmless from and against, and will reimburse Sellers on demand for any Damages made by the Sellers at any time arising from or related to any inaccuracy in or breach of any representations, warranties of the Purchaser contained in this Agreement or in any document, certificate or schedule furnished by Sellers or Company pursuant to this Agreement or the nonfullfilment of any covenant of the Purchaser contained in this Agreement.

7.4 Demands. Each indemnified party hereunder agrees that promptly upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by it of notice of any demand, assertion, claim, action or proceeding, judicial or otherwise, by any third party (such third party actions being collectively referred to herein as the "Indemnity Claim"), with respect to any matter as to which it claims to be entitled to indemnity under the provisions of this Agreement, it will give prompt notice thereof in writing to the indemnifying party, together with a statement of such information respecting any of the foregoing as it shall have. Such notice shall include a formal demand for indemnification under this Agreement. The indemnifying party shall not be obligated to indemnify the indemnified party with respect to any Indemnity Claim to the extent that (and only to such extent) the indemnified party knowingly failed to notify the indemnifying party thereof in accordance with the provisions of this Agreement in sufficient time to permit the indemnifying party or its counsel to defend against such matter and to make a timely response thereto (including, without limitation, any responsive motion or answer to a complaint, petition, notice or other legal, equitable or administrative process relating to the Indemnity Claim), but such limitation on the indemnity obligations of Sellers shall only be if, and then only to the extent that, such knowing failure to notify the indemnifying party has actually resulted in prejudice or damage to the indemnifying party.

7.5 Right to Contest and Defend. The indemnifying party shall be entitled at its cost and expense to contest and defend by all appropriate legal proceedings any Indemnity Claim with respect to which it is called upon to indemnify the indemnified party under the provisions of this Agreement; provided, that notice of the intention to so contest shall be delivered by the indemnifying party to the indemnified party within 20 days from the date of receipt by the indemnifying party of notice by the indemnified party of the assertion of the Indemnity Claim. Any such contest may be conducted in the name and on behalf of the indemnifying party or the indemnified party as may be appropriate. Such contest shall be conducted by reputable counsel employed by the indemnifying party, but the indemnified party shall have the right but not the obligation to participate in such proceedings and to be represented by counsel of its own choosing at its sole cost and expense. The indemnifying party shall have full authority to determine all action to be taken with respect thereto; provided, however, that the indemnifying party will not have the authority to subject the indemnified party to any obligation whatsoever, other than the performance of purely ministerial tasks or obligations not involving material expense. If the indemnifying party does not elect to contest any such Indemnity Claim, the indemnifying party shall be bound by the result obtained with respect thereto by the indemnified party. At any time after the commencement of the defense of any Indemnity Claim, the indemnifying party may request the indemnified party to agree in writing to the abandonment of such contest or to the payment or compromise by the indemnified party of the asserted Indemnity Claim, whereupon such action shall be taken unless the indemnified party determines that the contest should be continued, and so notifies the indemnifying party in writing within 15 days of such request from the

indemnifying party. If the indemnified party determines that the contest should be continued, the indemnifying party shall be liable hereunder only to the extent of the amount that the other party to the contested Indemnity Claim had agreed unconditionally to accept in payment or compromise as of the time the indemnifying party made its request therefor to the indemnified party, save and except for the indemnifying party's obligation to pay the legal costs and expenses of the proceeding.

7.6 Cooperation. If requested by the indemnifying party, the indemnified party agrees to cooperate with the indemnifying party and its counsel in contesting any Indemnity Claim that the indemnifying party elects to contest or, if appropriate, in making any counterclaim against the person asserting the Indemnity Claim, or any cross-complaint against any person, and the indemnifying party will reimburse the indemnified party for any expenses incurred by it in so cooperating. At no cost or expense to the indemnified party, the indemnifying party shall cooperate with the indemnified party and its counsel in contesting any Indemnity Claim.

7.7 Right to Participate. The indemnified party agrees to afford the indemnifying party and its counsel the opportunity to be present at, and to participate in, conferences with all persons, including governmental authorities, asserting any Indemnity Claim against the indemnified party or conferences with representatives of or counsel for such persons.

7.8 Payment of Damages. The indemnifying party shall pay to the indemnified party in immediately available funds any amounts to which the indemnified party may become entitled by reason of the provisions of this Agreement, such payment to be made within five days after any such amounts are finally determined either by mutual agreement of the parties hereto or pursuant to the final unappealable judgment of a court of competent jurisdiction or arbitrator. In calculating any amount to be paid by an indemnifying party by reason of the provisions of this Agreement, the amount shall be reduced by all tax benefits and other reimbursements credited to or received by the other party related to the Damages.

7.9 Limitations on Indemnification.

(a) Sole Remedy. No party shall have liability under this Agreement, except as is provided in Section 7 of this Agreement.

(b) In no event shall a Seller (other than Donald L. Kramer Family, Ltd.)(for purposes of Section 7.9 each such Seller shall be referred to as a "Non-Founder Seller") or its beneficial owner(s) be liable for any indemnification pursuant to this Section 7 for any incidental, consequential, exemplary or punitive damages or that would exceed:

(i) one hundred percent (100%) of the Purchase Price paid to such Non-Founder Seller plus the allocable costs and expenses incurred by Purchaser in litigating or settling an Indemnity Claim first made prior to the first anniversary date of this Agreement;

(ii) sixty-six percent (66%) of the Purchase Price paid to such Non-Founder Seller plus the allocable costs and expenses incurred by Purchaser in litigating or settling an Indemnity Claim first made beginning the first

anniversary date of this Agreement but prior to the second anniversary date of this Agreement;

(iii) thirty-three percent (33%) of the Purchase Price paid to such Non-Founder Seller plus the allocable costs and expenses incurred by Purchaser in litigating or settling an Indemnity Claim first made beginning the second anniversary date of this Agreement but prior to the third anniversary date of this Agreement;

(iv) and beginning the third anniversary date of this Agreement no Non-Founder Seller or its beneficial owner(s) will be liable for any indemnification pursuant to this Section 7.

(c) In no event shall Donald L. Kramer Family, Ltd. be liable for any indemnification pursuant to this Section 7 for any incidental, consequential, exemplary or punitive damages or that would exceed:

(i) in respect of an Indemnity Claim first made prior to the first anniversary date of this Agreement, one hundred percent (100%) of the Purchase Price paid to Donald L. Kramer Family, Ltd. plus the allocable costs and expenses incurred by Purchaser in litigating or settling such Indemnity Claim;

(ii) in respect of an Indemnity Claim first made beginning the first anniversary date of this Agreement but prior to the second anniversary date of this Agreement, the sum of (A) one hundred percent (100%) of the Purchase Price paid to Donald L. Kramer Family, Ltd., plus (B) the allocable costs and expenses incurred by Purchaser in litigating or settling such Indemnity Claim, plus (C) an amount equal to 33% of the aggregate Purchase Price paid to all Non-Founder Sellers;

(iii) in respect of an Indemnity Claim first made beginning the second anniversary date of this Agreement but prior to the third anniversary date of this Agreement, the sum of (A) one hundred percent (100%) of the Purchase Price paid to Donald L. Kramer Family, Ltd. plus (B) the allocable costs and expenses incurred by Purchaser in litigating or settling such Indemnity Claim, plus (C) an amount equal to 67% of the aggregate Purchase Price paid to all Non-Founder Sellers; and

(iv) in respect of an Indemnity Claim first made beginning the third anniversary date of this Agreement but prior to the fourth anniversary date of this Agreement, the sum of (A) one hundred percent (100%) of the Purchase Price paid to Donald L. Kramer Family, Ltd. plus (B) the allocable costs and expenses incurred by Purchaser in litigating or settling, plus (C) an amount equal to 100% of the aggregate Purchase Price paid to all Non-Founder Sellers.

(d) <u>Express Negligence Rule</u>. THE INDEMNIFICATION AND ASSUMPTION PROVISIONS PROVIDED FOR IN THIS AGREEMENT HAVE BEEN EXPRESSLY NEGOTIATED IN EVERY DETAIL, ARE INTENDED TO BE GIVEN FULL AND LITERAL EFFECT, AND SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, OBLIGATIONS, CLAIMS, JUDGMENTS, LOSSES, COSTS, EXPENSES OR DAMAGES IN QUESTION ARISE OR AROSE SOLELY OR IN PART FROM THE GROSS, ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY, OR OTHER FAULT OF ANY INDEMNIFIED PARTY. PURCHASER AND SELLERS ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND CONSTITUTES CONSPICUOUS NOTICE. <u>NOTICE IN THIS CONSPICUOUS NOTICE IS NOT INTENDED TO PROVIDE OR ALTER THE RIGHTS AND OBLIGATIONS OF THE PARTIES, ALL OF WHICH ARE SPECIFIED ELSEWHERE IN THIS AGREEMENT</u>.

(e) Purchaser may make claim against the Escrow account of each Seller to satisfy any of the foregoing claims in accordance with the terms of the Post Closing Escrow Agreement. Any amounts received by the Purchaser from the Escrow shall offset any claims the Purchaser may have only to the extent of the amount received by Purchaser. Sellers shall remain liable for any remaining amounts due after such offset in excess of any such Escrow account.

(f) Should Purchaser successfully make a claim for indemnification for Damage against a Seller for an alleged violation of a representation relating to Sections 2.3(b)(iv) or (v) of this Agreement, then Purchaser shall thereafter transfer and assign fully, and without reservation, said notes, accounts receivable or work in progress, as the case may be, to said Seller.

*8. **<u>RESTRICTIVE COVENANTS</u>***. For purposes of this Section 8 (including its sub-parts) only, Purchaser shall also include Northstar Healthcare Acquisitions, L.L.C., an affiliate of General Partner and Limited Partner; and Seller or Sellers shall refer to Kenneth M. Aló, M.D., Todd Andrews, M.D., Karen Dickerson, M.D., John Moragne, M.D., Donald L. Kramer, M.D., Brad Kovnat, Stephanie Victorian, and Jason Fisher.

8.1 <u>Restrictive Period</u>. Sellers hereby agree that for a period of five (5) years after the Closing (the "Restricted Period"), no Seller shall directly or indirectly (including beneficially), for himself/itself/herself, or on behalf of any other corporation, person, firm, partnership, association, or any other entity whatsoever, whether as an individual, agent, servant, employee, employer, officer, director, shareholder, investor, principal, consultant or in any other capacity whatsoever have a direct or indirect or beneficial interest of any sort, or take any action or undertake any matter set forth in 8.1(a)-(c) below (Provided that any such indirect or beneficial interest or any such action held or taken, as the case may be, through a Seller's interest in or employment with the Purchaser, its affiliates, or Healthcare Ventures, Ltd. shall not be prohibited):

(a) Own, control, finance or participate in the profits or revenues of any business which engages in competition with any ambulatory surgical center duly licensed as such by the Texas Department of Health and all other appropriate regulatory agencies ("ASC") owned by Purchaser to include only ASCs in which Purchaser owns more than a fifty (50%) percent interest within the Applicable Geographical Area. The "Applicable Geographical Area" shall be the greater of: (i) anywhere within a thirty (30) mile radius of any ASC which Purchaser has a direct

or indirect interest of 50% or greater; or (ii) within the City of Houston, Texas and twenty-five (25) miles of any boundary of the City of Houston, Texas as existing from time to time. Provided, however, nothing in this Section 8.1(a) shall be construed to restrict any Physician Limited Partner from performing surgery at any other facility in which a Physician Limited Partner has no direct or indirect economic interest or otherwise practicing medicine in a private practice which may utilize such competing facilities from time to time;

(b) Request, induce or advise any patients, insurance companies, managed care plans, suppliers, vendors, employers or other customers of the ASCs directly or indirectly owned by Purchaser or its affiliate Northstar Healthcare Acquisitions, L.L.C., to withdraw, curtail or cancel their business or other relationships with the Purchaser's, or its affiliate Northstar Healthcare Acquisitions, L.L.C.'s, ASCs, or assist, induce, help or join any other person or entity in doing any of the above activities; or

(c) Induce or attempt to influence any employee of the Purchaser's ASCs to terminate his or her employment with the Purchaser's ASCs, or to hire, recruit or solicit any such employee, whether or not so induced or influenced.

8.2 Consideration. The Sellers have carefully considered the nature and extent of the restrictions imposed by this Section 8 and the rights and remedies conferred upon the Purchaser hereunder and hereby expressly acknowledge and agree that: (a) the restricted territory, period, and activities are reasonable and are necessary and fully required to protect the legitimate business interests of Purchaser; (b) any violation of the terms of these restrictive covenants would have a substantial detrimental effect on Purchaser's businesses; (c) the restrictive covenants do not stifle the Sellers' inherent skills and experiences because among other reasons, this Section 8 runs only to facilities and related facility fees and does not encompass a physician's professional fees; and (d) would not operate as a bar to any of the Sellers' means of support. Because of the difficulty of measuring economic losses to Purchaser as a result of the breach of the foregoing covenants, and because of the immediate and irreparable damage that would be caused to Purchaser for which it would have no other adequate remedy, each Seller agrees that, in the event of a breach by him/her of the foregoing covenants, the covenants set forth in this Section 8 may be enforced by Purchaser by injunctive or other equitable relief, in addition to all other available remedies.

8.3 Exception. Notwithstanding the foregoing, Todd Andrews, M.D. may own a four percent (4%) ownership interest in Renaissance Northeast Surgery Center ("Renaissance"), Kingwood, Texas subject to Dr. Andrews' covenant hereby not to increase his ownership in Renaissance.

9. *MISCELLANEOUS PROVISIONS.*

9.1 Expenses. Subject to the provisions of Section 9.12, whether or not the transaction contemplated hereby shall be consummated, the parties agree as follows: (i) Sellers will pay all fees, costs, expenses, and disbursements (collectively, "Closing Costs") of Sellers and their agents, representatives, accountants, and counsel incurred in connection with the subject matter hereof. Provided, however, to the extent that Sellers elect to have the Company pay Sellers' Closing Costs, such shall all be paid in full as of and at the Closing, with no obligation of the

Company to pay such post-Closing; and (ii) Purchaser shall pay the fees, expenses and disbursements of Purchaser and its agents, representatives, accountants and counsel incurred in connection with the subject matter hereof.

9.2 Public Announcement. Purchaser and its respective affiliates shall have the exclusive right to make any public announcement or issue any press release in Canada concerning the subject matter of this Agreement; provided, however, that neither Purchaser, Sellers, nor their respective affiliates shall make any public announcement or issue any press release concerning the subject matter of this Agreement in the United States without the prior written consent of the General Partner and a majority of the Medical Board, except as may be required by law.

9.3 Notices. All notices, requests, and other communications to any party hereunder shall be in writing, and "shall be given to such party at its address or telefax number set forth below, or at such other address or telefax number as such party may hereinafter specify for the purpose by notice to the other. Each such notice, request, or other communication shall be effective: (a) if given by fax, when such fax is transmitted to the fax number specified in this section and the appropriate answer back is received; or (b) if given by any other means, when delivered at the address specified in this section:

If to a Particular Seller:

[Seller]
4120 Southwest Freeway, 2nd Floor
Houston, Texas 77027

with a copy in all cases to any Seller to:

The Palladium for Surgery – Houston Management Corp.
Donald L. Kramer, M.D., President
3330 Chevy Chase
Houston, Texas 77019

with a copy in all cases to any Seller to:

Sheehy, Serpe & Ware, P.C.
Att: R. Edward Perkins
909 Fannin, Suite 2500
Houston, Texas 77010

If to Purchaser:

Northstar Healthcare Acquisitions, L.L.C.
c/o Ken Manget, Managing Director
Nesbitt Burns/BMO Capital Markets
100 King Street West, 4th Floor
Toronto, Ontario M5X 1H3 Canada
Fax: 416/359-4404

with a copy in all cases to:

Goodmans LLP
att: Stephen Pincus, Esq.
250 Yonge Street, Suite 2400

Toronto, Ontario M5B 2M6 Canada
Fax: (416) 979-1234

with a copy in all cases to: Cokinos, Bosien & Young
att: Douglas A. Samuelson
2919 Allen Parkway, Suite 1500
Houston, Texas 77019
Fax: 713/535-5533

9.4 Entire Agreement; Successors and Assigns; No Third Party Beneficiaries. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith. The exhibits and Schedules delivered pursuant to this Agreement are an integral part of this Agreement and by this reference are incorporated herein. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns. Nothing express or implied in this Agreement or in any instrument delivered pursuant to this Agreement is intended, or shall be construed, to confer upon or give any person, firm, or corporation other than a party hereto any rights or remedies under or by reason of this Agreement.

9.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, except any laws of the State of Texas that would require that the laws of any other jurisdiction be the governing law. Proper venue is agreed to be Harris County, Texas.

9.6 Further Assurances. The parties shall, at their own cost and expense, execute and deliver such further documents and instruments and shall take such other actions as may be reasonably required or appropriate to evidence or carry out the intent and purposes of this Agreement.

9.7 Construction. This Agreement shall be construed fairly, according to its terms, without regard to which party, or which party's attorneys, prepared its form.

9.8 Survival of Representations and Warranties. The representations and warranties set forth herein and the obligations of the parties with respect to thereto shall survive the Closing and continue in full force and effect until the date two years after the Closing Date, except as follows: (a) Sections 2.1, 2.2, 2.6, 2.17, 2.30 and 2.34 shall survive forever and not expire; and (b) Sections 2.9, 2.10, 2.13 and 2.18 shall survive for the longest applicable statute of limitations related to any matter discussed in such particular sections. Notwithstanding anything to the contrary in this Section 9.8, if any representation or warranty contains or relates to any local, state or federal income, excise, franchise, property, ad valorem, sales or other tax matter, then to such extent, the representation or warranty shall survive until the applicable tax statue of limitation expires as to such matter. The representations and warranties set forth in this Agreement and all liabilities of the parties with respect thereto shall terminate on the dates set forth above, except for claims relating to any other warranties or representations which are asserted in writing on or before such applicable date. All of the covenants and agreements made by the parties to this

Agreement or pursuant hereto in any certificate, instrument, schedule, or document which are to be performed after closing shall survive the consummation of the transactions described herein and shall not be deemed merged into any instruments or agreements delivered at Closing or thereafter, and no other covenants and agreements shall survive the Closing but shall be deemed merge into any instruments or agreements delivered at Closing. The covenants and agreements made by the parties in this Agreement shall survive and continue notwithstanding any investigation or lack of investigation made by or on behalf of Purchaser or the Sellers at any time.

9.9 Waiver and Discharge. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

9.10 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

9.11 Section Headings. The section headings and titles in this Agreement are intended solely for convenience of reference and shall be given no effect in the interpretation of this Agreement.

9.12 Attorney's Fees. The provisions of section 9.1 notwithstanding, should any litigation be commenced (including any proceedings in a bankruptcy court) between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, the party or parties prevailing in such proceeding shall be entitled, in addition to such other relief as may be granted, to the attorney's fees and court costs incurred by reason of such litigation.

9.13 No Referrals. Purchaser and Sellers acknowledge and agree that neither the purchase and sale of the Acquired Ownership Interests nor the payment of the Purchase Price is, or should be construed to be, remuneration intended to induce the referral of an item or service reimbursable under a Federal healthcare program (as that term is defined in 42 U.S.C. §1320a-7b(f)).

9.14 Additional Assurances. The provisions of this Agreement shall be self-operative and shall not require further agreement by the parties except as may be herein specifically provided to the contrary; provided, however, at the reasonable request and expense of a party, the other party or parties shall execute such additional instruments and take such additional actions as the requesting party may deem reasonably necessary to effectuate this Agreement. In addition and from time to time after Closing, Sellers shall execute and deliver such instruments of conveyance and transfer, and take such other actions as Purchaser reasonably may request, to effectively convey and transfer full right, title and interest to, vest in, and place Purchaser in legal, equitable and actual possession of the Acquired Ownership Interests.

9.15 Advice and Counsel. Except as expressly provided in this Agreement, none of the Parties (nor any of the parties' respective counsel, accountants or other representatives) has made

or is making any representations to any other party (or to any other party's counsel, accountants or other representatives) concerning the consequences of the transactions contemplated hereby under applicable laws whether concerning tax matters or otherwise. Each party has relied solely upon the advice of its own employees or of representatives engaged by such party and not on any such advice provided by any other party or their counsel hereto. More specifically, the Sellers hereto acknowledge that they have not relied upon in any way any advise or counsel of any kind whatsoever from any of Purchaser, Goodmans LLP, Nesbitt Burns/BMO Capital Markets, The Feldman Law Firm LLP, Cokinos Bosien & Young or any affiliate of any of the aforementioned, in undertaking this transaction and that Sellers have solely relied upon their advisors, being Meyer, Knight & Williams, L.L.P. and Sheehy, Serpe & Ware, P.C. Similarly, Purchaser is not relying on the advice of Meyer, Knight & Williams, L.L.P. or Sheehy, Serpe & Ware, P.C. in undertaking this transaction.

9.16 Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect, such invalidity, illegality, or unenforceability shall in no event affect, prejudice or disturb the validity of the remainder of this Agreement, which shall be and remain in full force and effect, enforceable in accordance with its terms.

9.17 Knowledge. When a representation or warranty contained herein or in any certificate or document delivered in connection herewith is made to the "knowledge of the Sellers," that phrase means the actual awareness of factual information, without independent investigation, of the Sellers.

9.18 Arbitration Procedures. If a dispute arises from or relates to this Agreement or the breach thereof, of any nature whatsoever, including but not limited to those sounding in constitutional, statutory, or common law theories as to the performance of any obligations, the satisfaction of any rights, and/or the enforceability hereof, including any claims of breach, and if the dispute cannot be settled through direct discussions, the parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration. Any unresolved controversy or claim arising from or relating to this Agreement or breach thereof shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The decision of the arbitrators shall be conclusive of all issues presented and shall be final and non-appealable. If all parties to the dispute agree, a mediator involved in the parties' mediation may be asked to serve as the arbitrator. The place of arbitration shall be Austin, Texas and the principal residence of each of the three arbitrators shall be either Austin or Dallas, Texas. The award of the arbitrators shall be accompanied by a reasoned opinion. The parties agree that the AAA Optional Rules for Emergency Measures shall apply to the proceedings; provided however, that any party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party. Within 15 days after the commencement of arbitration, each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator within such ten days, the third arbitrator shall be selected by the American Arbitration Association. Consistent with the expedited nature of

arbitration, each party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator(s), which determination shall be conclusive. All discovery shall be completed within 60 days following the appointment of the arbitrators. The arbitrators are not empowered to award damages in excess of compensatory damages or to take any other action for which the arbitrators' power is excluded herein, and each party expressly waives and foregoes any right to punitive or exemplary damages, unless a statute requires that compensatory damages be increase in a specified manner. The arbitrators shall render their decision within 6 months from the commencement of the arbitration after which time their jurisdiction shall cease and any party may refile such arbitration with another arbitration panel.

10. TERMINATION

10.1 Means of Termination. Anything to the contrary herein notwithstanding, this Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a) By the mutual written consent of all of the Parties at any time prior to the Closing Date;

(b) By any Seller in the event of the material breach by Purchaser of any provision of this Agreement, which breach is not remedied by Purchaser within ten (10) days after receipt of notice thereof from any Seller;

(c) By Purchaser in the event of the material breach by one or more Sellers of any provision of this Agreement, which breach is not remedied by all Sellers within ten (10) days after receipt of notice thereof by all Sellers from Purchaser;

(d) By a collective affirmative vote of sixty (60%) percent of the Sellers at any time after May 18, 2007 if the Closing has not occurred by May 18, 2007, upon written notice to Purchaser, unless such date shall have been extended in writing by the parties hereto.

10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1(d), no party shall have any liability for any costs, expenses, loss of anticipated profit, or any further obligation for breach of warranty or otherwise to any other party to this Agreement. Any termination of this Agreement pursuant to Section 10.1(b) or Section 10.1(c) shall be without prejudice to any other rights or remedies of the respective parties.

11. SPECIAL PROVISION REGARDING ALTERNATIVE RISK FINANCING MECHANISMS. Purchaser acknowledges that should a loss be payable to any person under the post 2003 calendar year policies listed on Exhibit F, that where such loss is payable to the Company, the insurance proceeds for such claim shall be distributed without further deduction to the Sellers, pari pasu, who are the beneficial owners of the insurers associated with the policies listed on the attached Exhibit F, and to no other person. Further, the Sellers may decide, at their sole option, to continue these or other coverages offered through these or similar insurers for the benefit of the Company, in which case, the costs of such coverages and any loss payable thereunder shall be ultimately borne by and specially allocated to the Sellers, although paid for and

expensed by the Company although specially allocated to the Sellers under the Company's tax accounting records.

THE REST OF THIS PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF, each of the parties have signed and delivered this Agreement as of the date set forth in the first paragraph hereof

PURCHASER:

NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C., (with respect to the acquisition of the General Partner's Partnership Interests)

By *"Donald L. Kramer"*
Donald L. Kramer, President

By *"Stewart A. Feldman"*
Stewart A. Feldman, Chairman and Chief Executive Officer

NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C., (with respect to the acquisition of the Special Limited Partner's Partnership Interests)

By *"Donald L. Kramer"*
Donald L. Kramer, President

By *"Stewart A. Feldman"*
Stewart A. Feldman, Chairman and Chief Executive Officer

COMPANY:

THE PALLADIUM FOR SURGERY – HOUSTON, LTD.

By *"Donald L. Kramer"*
Donald L. Kramer, President

SELLERS:

DONALD L. KRAMER FAMILY, LTD.,
a Texas limited partnership

By: *"Donald L. Kramer"*
Donald L. Kramer, General Partner

DONALD L. KRAMER FAMILY, LTD.,
a Texas limited partnership

By: *"Ilene Trepel Kramer"*
Ilene Trepel Kramer, General Partner

THE PALLADIUM FOR SURGERY – HOUSTON MANAGEMENT CORP.

By: *"Donald L. Kramer"*
Donald L. Kramer, President

HOUSTON TEXAS PAIN MANAGEMENT, P.A., a Texas professional association

By: *"Kenneth M. Alo,* M.D."
Kenneth M. Aló, M.D., President

Pursuant to Section 1.9:

"Kenneth M. Alo, M.D."
Kenneth M. Aló, M.D.

"Seller's Spouse"

"Jason Fisher"
Jason Fisher

"Ashlee Fisher"
Ashlee Fisher

"Brad Kovnat"
Brad Kovnat

"Seller's Spouse"

"Stephanie Victorian"
Stephanie Victorian

"Norris O. Davis, III"
Norris O. Davis, III

"Seller's Spouse"

"Todd Andrews, M.D."
Todd Andrews, M.D.

"Nicole Andrews"
Nicole Andrews

"John Moragne, M.D."
John Moragne, M.D.

"Karen Dickerson, M.D."
Karen Dickerson, M.D.

SCHEDULES

Schedule 1.2:	Intentionally Omitted
Schedule 2.1.1:	Intentionally Omitted
Schedule 2.1.2:	Intentionally Omitted
Schedule 2.2:	Intentionally Omitted
Schedule 2.3(b):	Intentionally Omitted
Schedule 2.3(c):	Intentionally Omitted
Schedule 2.4:	Intentionally Omitted
Schedule 2.5:	Intentionally Omitted
Schedule 2.7:	Intentionally Omitted
Schedule 2.9:	Intentionally Omitted
Schedule 2.10:	Intentionally Omitted
Schedule 2.11.1:	Intentionally Omitted
Schedule 2.11.2:	Intentionally Omitted
Schedule 2.12:	Intentionally Omitted
Schedule 2.13:	Intentionally Omitted

Schedule 2.14: Intentionally Omitted

Schedule 2.16.1: Intentionally Omitted

Schedule 2.16.2: Intentionally Omitted

Schedule 2.17: Intentionally Omitted

Schedule 2.19: Intentionally Omitted

Schedule 2.20: Intentionally Omitted

Schedule 2.21: Intentionally Omitted

Schedule 2.24: Intentionally Omitted

Schedule 2.26: Intentionally Omitted

Schedule 2.27: Intentionally Omitted

Schedule 2.28: Intentionally Omitted

Schedule 2.29: Intentionally Omitted

Schedule 2.35: Intentionally Omitted

Schedule 2.36: Intentionally Omitted

Schedule 2.37: Intentionally Omitted

Schedule 4.2: Intentionally Omitted

Schedule 5.1: Intentionally Omitted

Schedule A: Intentionally Omitted

EXHIBITS

Exhibit A: Intentionally Omitted

Exhibit B: Intentionally Omitted

Exhibit C: Intentionally Omitted

Exhibit D: Intentionally Omitted

Exhibit E: Intentionally Omitted

Exhibit F: Intentionally Omitted

SCHEDULE A

Intentionally omitted

Partnership Interests Purchase Agreement of Medical Ambulatory Surgical Suites, LP
May 25, 2007

PARTNERSHIP INTERESTS PURCHASE AGREEMENT

This PARTNERSHIP INTERESTS PURCHASE AGREEMENT (the "Agreement") made and entered into as of the 28th day of February 2007 by and among (i) NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C., a Delaware limited liability company (the "General Partner") and NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C., a Delaware limited liability company ("Limited Partner") (collectively, "Purchaser"); (ii) Medical Ambulatory Surgical Suites, L.L.P., a Texas limited liability partnership formed under the Texas Revised Partnership Act as a general partnership and doing business as Kirby Surgical Center (the "Company"); and (iii) the current partners in the Company all of whom will be continuing owners of all of the partnership interests of the Company in the amounts as listed on Schedule A hereto (the "Sellers" as further defined below).

WHEREAS, Purchaser and Sellers have agreed on an aggregate purchase price for the Acquired Ownership Interests, as defined below, payable in cash at closing of Forty-Seven Million Seven Hundred Forty-Six Thousand Fifty-Three ($47,746,053.00) Dollars; and

WHEREAS, Walter Lowe, M.D. is presently the sole managing partner of the Partnership and the Sellers are presently the sole partners in the Company ("Partners") and own 100% of the equity interests in the Company of all classes, recognizing that there are not interests in the Company convertible or exchangeable into equity interests; and

WHEREAS, the Sellers are the owners of all right title and interest in and to 100% of the equity interests, of all types, in the Company ("Partnership Interests"); and

WHEREAS, the Company owns and operates an ambulatory surgery center (the "Facility") presently located at 9300 Kirby Drive, Suite 100, Houston, Texas 77054; and

WHEREAS, Purchaser wishes to purchase, on a pro rata basis, Partnership Interests as necessary for the Purchaser to obtain a sixty (60%) percent ownership interest in the Company;

WHEREAS, Sellers collectively wish to sell to Purchaser sixty (60%) percent of the Partnership Interests, on the terms and conditions hereinafter set forth;

WHEREAS, the Partnership Interests purchased by Purchaser shall be comprised of a one percent Partnership Interest to be acquired by General Partner and a 59% Partnership Interest to be acquired by Limited Partner (collectively the "Acquired Ownership Interests"); and

WHEREAS, Purchaser requires that the Company convert (Exhibit B) into a Texas limited partnership (the "New Partnership") immediately after the Closing, as defined below, in accordance with the terms hereof; and

WHEREAS, the Sellers and Purchaser, in connection with the consummation of the sale of the Acquired Ownership Interests herein, wish to amend and restate the terms and conditions of the Company's partnership agreement in connection with the conversion of the Company to the New Partnership immediately after the Closing.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

1. PURCHASE AND SALE; CLOSING; SELLERS.

1.1 Purchase of Acquired Ownership Interests. Purchaser, Company and the Sellers agree that on the Closing Date, as hereafter defined, and upon the terms and subject to the conditions set forth herein, the Acquired Ownership Interests shall be transferred, assigned and conveyed to Purchaser by Seller in exchange for the "Purchase Price," as defined in Section 1.2 below.

1.2 Purchase Price. The "Purchase Price" for the acquisition of all right, title, and interest to the Acquired Ownership Interests in the Company shall be Forty-Seven Million Seven Hundred Forty-Six Thousand Fifty-Three ($47,746,053.00) Dollars, out of which the debt of the Company listed on Schedule 1.2 shall be repaid and retired by the Sellers. In addition to Purchaser's obligation to pay the Purchase Price hereunder, Purchaser shall pay its own legal and accounting expenses and all investment banking fees incurred in connection with the contemplated financing in Canada; provided, however, that Sellers shall be responsible for their legal fees and for the Partnership's accountants and independent auditors for work done prior to Closing.

1.3 Closing and Closing Date. The closing ("Closing") of the transactions contemplated by this Agreement shall take place at The Feldman Law Firm LLP, Post Oak Tower, The Galleria, 5051 Westheimer Road, Suite 1850, Houston, TX 77056-5604, or at such other place as the parties may mutually agree upon, at 10:00 a.m., on the date (the "Closing Date") that is, at Purchaser's discretion, simultaneously, but not later than the second business day (in both the U.S. and Canada) following the funding of the financing of Northstar Healthcare Holdings, LLC ("Northstar"). See Section 5.10 below. The Closing Date is expected to be on or about May 1, 2007. In anticipation of the Closing Date, on the date hereof, the Sellers shall deposit with their attorney, Mayer, Brown, Rowe & Maw LLP, pursuant to an escrow agreement in form and substance satisfactory to Purchaser and Sellers ("Closing Escrow Agreement"), the Plan of Conversion, including all attachments thereto required for closing pending delivery of the Purchase Price and the other documents due by Purchaser hereunder.

1.4 Payment of the Purchase Price. The Purchase Price shall be paid as follows: after the Purchase Price is reduced by the payment of the debt listed on Schedule 1.2 pursuant to Section 1.2, eighty (80%) percent of the remaining amount of the Purchase Price shall be payable in cash to the Sellers, pro rata in accordance with their Partnership Interests, at Closing, and twenty percent (20%) of the remaining amount of the Purchase Price ("Escrow Fund")(see Exhibit C), shall be held in an escrow account as described below. The portion of the Escrow Fund attributable to each respective Seller shall be placed pro rata according to Sellers' Partnership Interests to an individual escrow account (the "Escrow") for the benefit of each respective Seller, which account shall be governed by an escrow agreement to be executed contemporaneously herewith and deposited with the Escrow (the "Post Closing Escrow Agreement"), the form of which is attached hereto as Exhibit A.

1.5 Delivery of the Sellers' Acquired Ownership Interests. On the Closing Date, the Sellers shall deliver the Acquired Ownership Interests making Purchaser the sole owner thereof,

free and clear of all liens, claims, and encumbrances, other than any encumbrances created pursuant to this Agreement, the Partnership Agreement or the Post-Closing Escrow Agreement.

1.6 Conversion. Immediately upon the Closing, the Company shall be converted into the New Partnership, in accordance with the terms of a Plan of Conversion, attached hereto as Exhibit B, to be executed by the parties contemporaneously herewith and deposited with the Escrow per Exhibit C hereto. The Plan of Conversion, which shall be filed with the Secretary of State off Texas upon the Closing, provides that: (a) the 1% Partnership Interest held by the General Partner shall be converted into the sole general partner interest in the New Partnership; (b) all other Partnership Interests shall be converted into the same percentage of limited partnership interests in the New Partnership; and (c) attaches as Exhibit 2 thereto the form of partnership agreement of the New Partnership (the "Partnership Agreement"). The parties hereto shall effect such conversion by the filing immediately after Closing of a Certificate of Conversion with the Texas Secretary of State in the form of Exhibit 1 attached to the Plan of Conversion described above.

1.7 Retained Liabilities. It is expressly understood and agreed that Sellers are obligated to pay out of the Purchase Price (and not out of Company funds), all debts, liabilities, accrued liabilities, obligations, whether absolute or contingent (collectively, "Obligations"), and regardless of whether or not such Obligations are known or unknown as of the Closing Date (all such to be the sole obligation of the Sellers, and not the Company), with the aforementioned being the "Retained Liabilities". Notwithstanding anything to the contrary herein, the Company shall have no obligation to pay or to cause to be paid the Retained Liabilities. By way of further explanation, Retained Liabilities include by way of example and not by way of limitation:

(a) any litigation, claim, medical procedure, or warranty or any claim associated with or relating to the Company arising out of actions or omissions occurring prior to the Closing Date;

(b) any taxes, including ad valorem, property or similar taxes to the extent such relates to any time period prior to the Closing, whether or not accrued on the financial statements of the Company, all to the extent that such relate to a time period prior to the Closing Date, even where for example such are not yet due; accrued wages and compensation of any sort which relate to any time period prior to the Closing; accrued vacation; accrued pension plan and employee benefit contributions of any and all sort whatsoever; and

(c) any debts or obligations of Company for borrowed money incurred prior to the Closing Date; and

(d) any liabilities or obligations of Sellers arising from or incurred in connection with the negotiation, preparation or execution of this Agreement or the transactions this Agreement contemplates, including fees and expenses of counsel, accountants and other experts.

The Company shall not have any Retained Liabilities as of and at the Closing and to the extent any such Retained Liabilities exist, Northstar may make a claim therefor pursuant to Section 7 of this Agreement. The deduction related to any monies paid by the Sellers in satisfaction of the Retained Liabilities shall be specially allocated wholly to the Sellers.

Provided, however, notwithstanding anything to the contrary herein, Retained Liabilities shall not include (and therefore the Company may have outstanding as of and following the Closing): (i) vendor payables for goods or services deliverable but not yet delivered to the Company under purchase orders (e.g., oxygen tank rentals for the month following the Closing or oxygen gas expected to be used during the month after the Closing; or (ii) outstanding vendor payables under contractual arrangements incurred in the ordinary course of business consistent with past practices of the Company and not yet due for payment per the terms of the contractual arrangements with the vendors (e.g. utilities) (it being recognized that the debts listed on Schedule 1.2 in all event shall be retired and repaid in full as of the Closing).

1.8 Acquisition of Goodwill. Sellers acknowledge that Purchaser is acquiring an interest in the goodwill and the business relationships developed or developable by Sellers in connection with the Company and in furtherance of such, prior to Closing, Sellers shall use their reasonable best efforts to retain such goodwill and business relationships for the benefit of the Company.

1.9 Sellers. In the event that a Seller is not an individual, then each beneficial owner of such Seller, in his or her individual capacity, shall join in the execution of this Agreement, evidencing each such person's agreement to be bound and obligated for all of Seller's representations, warranties, covenants, terms and conditions contained herein, as if each such person were a Seller himself/herself.

1.10 Admission of General Partner. In accordance with the terms of Section 9.03 of the Company's current partnership agreement and upon the Closing, (a) the Sellers hereby approve the purchase of the Acquired Ownership Interests by Purchaser and agree that General Partner and Limited Partner shall each be admitted as "Partner" (as defined in the Company's partnership agreement) of the Company, and (b) Purchaser hereby accepts and adopts the Company's current partnership agreement and Partnership Agreement as set forth in Exhibit B hereto. Sellers waive the requirement for the delivery of a power of attorney under the terms of the Company's current partnership agreement. Effective upon the conversion of the Company to the New Partnership, General Partner shall be admitted as the sole general partner of the New Partnership.

1.11 Life Insurance. Northstar Healthcare Acquisitions, L.L.C., the parent company of the General Partner and Limited Partner, may, at its option, obtain life insurance having a death benefit of up to $7,500,000 for any Seller, or the beneficial owner thereof, at Northstar Healthcare Acquisitions, L.L.C.'s sole and absolute discretion, with Northstar Healthcare Acquisitions, L.L.C. designated as the beneficiary of such policy

2. ***REPRESENTATIONS AND WARRANTIES OF THE SELLERS***. Except as may be set forth in the schedules delivered pursuant to the Agreement (the "Schedules"), the Sellers represent and warrant, jointly and severally (except as otherwise set forth) to Purchaser as follows:

2.1 Organization of the Company; Authority.

(a) The Company is a Texas limited liability partnership, duly organized, validly existing, and in good standing under the laws of the State of Texas, with all executed

forms of its current partnership agreement and filings with the Secretary of State attached as Schedule 2.1.1. See also Schedule 2.34 for prior agreements. The Company has full power and authority to own its properties and to carry on its business as the same is now being conducted, and to own or to hold under lease the properties and assets it now holds or owns under lease. Attached as Schedule 2.1.1, are the governance documents of the Company and the credentialing process for the Facility. The Company has obtained all licenses, permits, or other authorizations, and has taken all actions required by applicable law or governmental regulation in connection with its business as the same is now conducted. Attached as Schedule 2.1.2 are all minutes of any governing committee or board of the Company for the last 2 years.

(b) Each of the Sellers represents and warrants to the Purchaser, severally and not jointly, that: (a) such Seller owns all of the outstanding Partnership Interests indicated on Schedule A free and clear of any and all liens, other than liens created by this Agreement; (b) if such Seller is an entity, the execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by such Seller pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all applicable action; (c) no other or further act or proceeding on the part of such Seller or any lienholder or other party is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by such Seller pursuant hereto or the consummation of the transactions contemplated hereby and thereby; and (d) this Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by such Seller pursuant hereto will constitute, valid binding agreements of such Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

2.2 No Ownership of Other Entities; No Subsidiaries. Except as listed on Schedule 2.2 hereof, the Company does not own and has no obligation to acquire any interest in any corporation, partnership, proprietorship, firm, association or any other business entity.

2.3 Financial Statements.

(a) The Company has delivered to Purchaser copies of its independently audited financial statements as of and for the years ending December 31, 2003, December 31, 2004 and December 31, 2005; and unaudited financial statements for the year ending December 31, 2006 which have been reviewed by the Company's independent auditor, the afore-described financial statements are hereinafter collectively referred to as the "Financial Statements." Sellers have authorized the Company's independent auditors, all at the Purchaser's sole expense (i) to consent to the inclusion of the Financial Statements in any offering statement, offering memoranda or prospectus prepared by the Purchaser, and (ii) to allow the Financial Statements to be incorporated into consolidated or consolidating, actual or pro forma, financial statements of Purchaser or its affiliates. The Financial Statements were prepared from the books and records of the Company and fairly present in all material respects, in accordance with generally accepted accounting principles ("GAAP") consistently applied (except as noted therein, and except, in the case of unaudited interim financial statements, for normal year-end adjustments), the financial condition of the Company as and at the respective dates and the results of their operations for the period covered thereby and on the accrual basis of accounting, recognizing that the operations of the Company and its tax reporting may be on the modified cash basis.

(b) The Company did not have as of December 31, 2006, nor will it have on the Closing Date:

(i) Any obligations, commitments or liabilities, contingent or otherwise, whether for taxes or otherwise, arising out of events which occurred prior to such date not reflected in the Financial Statements or in the Schedules;

(ii) Any continuing contract for the future purchase of services or materials, which cannot be terminated by the Company, its successors or assigns, without payment of any amount as a penalty or for the breach or alleged breach thereof, or any contract(s) or commitment(s) for capital expenditures individually or collectively aggregating in excess of $10,000, or any contract or commitment which has a duration or is for a period of more than thirty (30) days from the Closing Date, except for those contracts or commitments set forth in Schedule 2.3(b);

(iii) Any pension, retirement, deferred compensation, profit sharing, bonus, retainer, consulting, welfare (including medical and/or dental, and/or disability) or incentive compensation plan, or any fringe or other benefit(s) arrangement contract and/or agreement with or for any Seller, officer, director, employee or any other person which cannot be immediately terminated without payment of any amount as a penalty, bonus, premium, or for the breach or alleged breach thereof, or other compensation for such termination, and without any continuing liability to any current or former officer, director, Seller, employee, or any other person with respect to any benefits, whether accruing prior to or after any such termination except as set forth in Schedule 2.3(c);

(iv) Any notes or accounts receivable net of any allowances for estimated uncollectible accounts which are not current and collectible, except for uncollectible items, counterclaims or set-offs which, in the aggregate, are not in excess of the reserves provided therefore in the Financial Statements, as adjusted in the ordinary course of business to the Closing Date;

(v) Any work in progress that is not good and collectible, which is not reflected in an allowance for estimated uncollectible accounts in the books of the Company; or

(vi) Any guaranty, indemnification, assumption, or like commitment for the payment of obligations or indebtedness of any other person.

2.4 No Adverse Change. Except as listed on Schedule 2.4 hereof, since December 31, 2006, there has not been (nor has there been any known occurrence or circumstances which would reasonably be expected to result in) any material adverse change in the business, capitalization, financial condition, or properties of the Company. Except as listed on Schedule 2.4 hereof, the only changes in the business, capitalization, financial condition, results of operations or property of the Company since that date are those arising from the normal and regular conduct of business, and, to Sellers' knowledge, no known loss, damage, or destruction of its property or business (whether or not covered by insurance) has occurred since said date or is threatened or known to the Sellers to be probable.

2.5 Non-Occurrence of Specified Events. Except as listed on Schedule 2.5 hereof, since December 31, 2006, the Company has conducted its business in the ordinary course, consistent with past practices, and there has not been:

(a) Any increase in, or plan or commitment to increase, the compensation payable or to become payable to any of its officers, directors, employees, partners or independent contractors, other than increases in the ordinary course of business consistent with past practices;

(b) Any indebtedness incurred or committed to by the Company other than indebtedness incurred or committed to in the ordinary course of business, consistent with past practices;

(c) Any capital expenditures or commitments to make capital expenditures by the Company that in the aggregate exceed $10,000; or

(d) Any material transaction or commitment relating to the Company, including the acquisition or disposition of a substantial amount of assets.

2.6 Binding Effect; No Contravention. As to clauses (b) through (e) of this Section 2.6, the Sellers represent and warrant jointly and severally as to the Company but severally and not jointly as to themselves. Neither the execution or delivery of this Agreement nor the consummation of any of the transactions contemplated herein will:

(a) violate any provisions of the existing partnership agreement of the Company;

(b) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which such Seller or the Company are a party, or by which such Seller or the Company, or any of their respective properties or assets may be bound;

(c) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company, result in the acceleration of any obligation of the Company or, as to such Seller, upon or with respect to such Seller's Partnership Interests;

(d) violate any judgment, order, injunction, decree or award against or binding upon such Seller or the Company or upon the property, business or assets of the Company, or as to such Seller, upon or with respect to the Seller's Partnership Interests; or

(e) violate or conflict with any law, edict, regulation or administrative guideline or policies of the United States or of Texas relating to such Seller or the Company.

2.7 Compliance with Laws. Except as listed on Schedule 2.7 hereof or as covered by Section 2.18 with respect to environmental laws, the Company is not and has not been in violation of any applicable law or regulation, or of any judgment, order, decree or other requirement of any court, tribunal, or governmental body, or any agency or official acting in an official capacity, the violation of which, individually or in the aggregate, has or would

reasonably be expected to have a material adverse effect on the business or financial condition of the Company.

2.8 Governmental Consent. Except for any required filing of under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 16 CFR §801-803, 15 U.S.C. §18a (the "HSR Act"), no consent, approval, or authorization of, or declaration or filing with, any agency of the United States or any other governmental authority is required on the part of the Company or the Sellers in connection with the consummation of the transactions contemplated herein, which has not been heretofore been obtained.

2.9 Litigation. The Sellers represent and warrant jointly and severally with respect to the Company and severally and not jointly as to themselves, that except as listed on Schedule 2.9 hereof, there is no action, proceeding, or investigation pending, or, to the knowledge of any Seller, threatened against or affecting the Company or such Seller with respect to its ownership of the Partnership Interests in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic, except for such actions which, if adversely determined, singly and in the aggregate, would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company or such Seller's right to convey the Acquired Ownership Interests, and there is no such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated herein. The Company is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal which has materially adversely affected, or which would reasonably be expected to have a material adverse effect on, the business or financial condition of the Company.

2.10 Taxes. All taxes arising out of the Company's operations (whether such be for federal income, state franchise or state gross receipts taxes, real property, personal property, withholding and all other taxes and levies of any and all sort) due for periods ending on or before December 31, 2006 have, to Sellers' knowledge, been timely paid to the extent due or otherwise accrued on the books and records of the Company. To Sellers' knowledge, the Financial Statements contain adequate provision for all federal income, accumulated earnings or other federal taxes and all state or local income, franchise, real property, personal property, sales, withholding and all other taxes, assessments and levies imposed on the Company or its property or rights arising out of the Company's operations on or before the Closing Date, regardless of whether such is payable by the Company after the Closing Date. To Sellers' knowledge, neither the Internal Revenue Service nor any of Texas' taxing authorities have examined the federal income tax returns of the Company for any past periods. No deficiency in payment of any taxes for any period has been asserted by any taxing body and remains unsettled at the date hereof, and, to Sellers' knowledge, all reports or returns required to be filed by the Company with any federal, state or local governmental body or authority have been properly filed. There have been no special assessments, audits, reviews or challenges as to real estate, ad valorem, personal property, franchise, and federal income tax assessments of the Company since the Company's formation in 2003, except as set forth on Schedule 2.10.

2.11 Contracts. Schedule 2.11.1 shall list all contracts or commitments which are in writing to which the Company is a party and setting forth the material terms of any of such contracts or commitments:

(a) all contracts or commitments involving: (i) more than $10,000 or extending more than three (3) months for the purchase of supplies, equipment or products; or (ii) more than $10,000 or extending more than three (3) months relating to any services;

(b) all contracts or commitments to employees, directors, officers, agents, independent contractors, or consultants;

(c) all contracts or commitments evidencing or providing for loans by or to the Company;

(d) all leases of real property, vehicles or equipment;

(e) all contracts or commitments involving payments based directly on the profits or gross revenues of the Company;

(f) all contracts with or commitments to each supplier of products or services to the Company which, during the twelve (12) month period ending December 31, 2006, will have supplied $10,000 or more of products or services, indicating the existing contractual arrangements for continued supply from each such firm;

(g) all insurance policies owned or obtained or purchased by or for the Company, including all professional malpractice insurance policies of the Sellers issued since the formation of the Company in 2003, with such schedule including for the last three years all insurance policies owned or obtained or purchased by or for the Company, including all liability insurance policies of the Company issued since its formation, the name of the insured, policy number, policy dates, limits of liability, brief description of the coverage for last three years and copies of any policy audits for the last three years;

(h) all managed care, Medicare and Medicaid contracts and any other third-party payor agreements;

(i) the names of all physicians with privileges at the Facility;

(j) all contracts for the acquisition, financing, operations or repair of equipment (other than as listed on any other portion of Schedule 2.11.1 or 2.11.2);

(k) all contracts and commitments not in the ordinary and usual course of business of the company (and not otherwise disclosed on the Schedules); and

(l) all warranties retained by the Company on equipment used by it.

A true and correct copy of each of the contracts and commitments which would be covered by the above description in Section 2.11 but for the fact that such are not in writing shall be set forth in and attached in complete form to Schedule 2.11.2. No occurrence or circumstance exists which would reasonably be expected to constitute a breach or default (or which by the lapse of time and/or giving of notice would reasonably be expected to constitute a breach or default) by the Company or, to Seller's knowledge, by any other party under such contracts or commitments.

2.12 Assets of Company. Schedule 2.12 lists all of the assets purchased by the Company for more than $1,000, such to include the following to the extent owned or used by the Company or otherwise held by it for use in connection with the business of the Company.

(a) all equipment, machinery, tools, appliances, telephone systems, copy machines, fax machines, computers, software, implements, spare parts, supplies, furniture and all other tangible personal property of every kind and description;

(b) all billings-in-process, cases-in-process, and accounts receivable; and

(c) all prepaid expenses and rentals, all assets held by third parties of any sort, and all bonds, deposits and financial assurance requirements relating to the Company.

Without limiting the generality of the foregoing, the Company's assets include such properties, rights or assets reflected on the balance sheet of the Company as of December 31, 2006 included in the Financial Statements, other than those that have been disposed of in the ordinary course of business since January 1, 2007.

2.13 Title to and Condition of Assets. The Company has good and valid title to all of its properties and assets used in connection with the Company's business or the business of the Facility (including the properties and assets reflected in the Financial Statements, except any of such properties and assets since disposed of for value in the ordinary course of business) and none of such properties or assets is subject to a contract of sale or subject to security interests, mortgages, encumbrances, liens, or charges of any kind or character, except as reflected in Schedule 2.13 or in the Financial Statements. All fixtures and equipment are in good working condition, ordinary wear and tear excepted.

2.14 Conflicts of Interest. Each Seller severally and not jointly represents and warrants that except as disclosed in Schedule 2.14, such Seller, in his or her individual capacity, or as an owner, direct or indirect, individually or collectively, in any corporation, partnership, proprietorship, firm, or association: (a) is not a competitor, customer or supplier of the Company; (b) is not an entity against whom any rights or options are exercisable by the Company; (c) owes no money to or is not owed any money by the Company (other than indebtedness for compensation earned or expenses incurred but not yet reimbursed in the ordinary course of business and consistent with past practices) in an amount more than $1,000 in the aggregate; or (d) to such Sellers' knowledge, neither such Seller nor such Seller's immediate family members have any financial relationship (whether investment interest, compensation interest, or otherwise) with any entity to which any of the third-party payors referred to in Section 2.24 refer patients, except for such financial relationships that qualify for exceptions to state and federal laws restricting physician referrals to entities in which they have a financial interest.

2.15 Fees or Commissions of Brokers. The Sellers represent and warrant jointly and severally with respect to the Company and severally and not jointly as to themselves, that neither the Company nor such Seller has entered (directly or indirectly) into any agreement with any person or entity that would obligate the Purchaser to pay any commission, brokerage or "finder's fee" or other fee in connection with this Agreement or the transactions contemplated herein.

2.16 Employees, Wages, Banks, Insurance. Schedule 2.16.1 sets forth: (a) the names and job descriptions of all of the employees of the Company, together with a statement of the full amount paid or payable to each person monthly and the basis therefore; (b) the name of each bank, savings or other financial institution in which the Company has an account or safe deposit box, and the names and identification of all persons authorized to draw thereon or to have access thereto; (c) the names of all persons, if any, holding powers of attorney from the Company, and a copy of each such power; (d) the organization chart, including the management, of the Facility; and (e) all employee benefit plans and other compensation incentives and perquisites not otherwise listed on Schedule 2.11.1 or 2.11.2. Since January 1, 2007, there has not been paid by or on behalf of the Company, nor has the Company committed to pay to or for the benefit of the Sellers, directors, officers, agents, employees, consultants or representatives of the Company anything other than wages, salaries, and expense reimbursements, in each case at the rates (subject to normal merit raises) and in accordance with practices then in effect, except for distributions paid to Sellers as are set forth on Schedule 2.16.2. The consummation of the transactions contemplated by this Agreement will not result in any severance pay obligations to any persons employed by the Company immediately prior to, on or after the Closing Date, provided that the Company continues the employment of all such persons it currently employs. Other than partnership distributions and expense reimbursements for bona fide business expenses for the benefit of the partnership, no partner or affiliate thereof, has received any monies from the Partnership other than distributions as made in the ordinary course of business consistent with past practices.

2.17 Real Property. Schedule 2.17 lists all real property, and attaches all applicable title documents and leases (the "Leases"), in which the Company has a leasehold or other interest (the "Real Property"), and any lien, charge or encumbrance on any such Lease. The sale of the Acquired Ownership Interests in the Company and/or its conversion to a Texas limited partnership would not reasonably be expected to create an event of default under or an acceleration of any Lease. To Sellers' knowledge, the use of such Real Property by the Company conforms to all public and private requirements regulating the use of the Real Property and the operations therein. Neither the execution, delivery nor performance of this Agreement would reasonably be expected to cause the loss of any zoning privileges, variances or clearances, whether such be public or private (collectively "Zoning") benefiting the Real Property, and the Company and Sellers have no knowledge of any proceeding or governmental inquiry, whether actual or threatened, which would reasonably be expected to affect the Zoning of the Real Property, except to the extent that the failure to so conform would not reasonably be expected to have a material adverse effect on the business or financial condition of the Company. To Sellers' knowledge, no occurrence or circumstance exists which constitutes a material breach or default (or which by the lapse of time and/or giving of notice would constitute a breach or default) by the Company or by any other party under the Lease. The Real Property is owned by a third party, not affiliated with any of the Sellers.

2.18 Compliance with Environmental Laws. With respect to Real Property, such Real Property has been maintained, to Sellers' knowledge, in compliance with all federal, state, and local environmental protection, occupational, health and safety or similar laws, ordinances, restrictions, licenses and regulations. Further, with respect to Medical Waste (as defined in Section 2.31 below), instruments, toxic or other hazardous substances and materials utilized in the Company's business, there have been no acts regarding such substances or materials which,

to Sellers' knowledge, would not reasonably be expected to be in compliance with all applicable federal, state, and local environmental laws.

2.19 Governmental Permits. Schedule 2.19 lists all governmental permits, licenses, certificates, consents and approvals necessary to enable the Company to own or lease its properties and to carry on its business as presently conducted, together with copies thereof (collectively, the "Permits"). All such Permits have been validly issued and, to Sellers' knowledge, are currently in effect. The execution, delivery and performance of this Agreement would not reasonably be expected to have a material adverse effect on the continued validity or sufficiency of such Permits, nor, to Sellers knowledge, will any additional permits, certificates, or documents be required by virtue of the execution, delivery or performance of this Agreement to enable the Company to continue to conduct its business as now operated.

2.20 Trademarks, Licenses, etc. Except as set forth in Schedule 2.20, the Company owns no trademarks, trade names, or licenses. There are no rights under any other trademarks, trade names, or licenses required by the Company in connection with the conduct of its business as presently conducted. Neither the Sellers, nor any of the officers, directors, or employees of the Company has any interest in trademarks, trademark registrations and applications therefore, copyrights, licenses, or processes, which are used or usable by the Company in the conduct of its business or which infringe upon, conflict with, relate to improvements or modifications of, or relate to any invention, design, process or improvement which may supplement, substitute for or compete with any patents, trade names, trademarks, copyrights, inventions, licenses or processes now used or potentially usable by the Company in the conduct of its business. The Company has the full and exclusive right to use its corporate name in any place where it does business. The Company has not received any notice, nor, to Sellers knowledge, is there any conflict or claimed conflict with respect to the rights of others to the use of the Company's corporate names, or any such patents, patent applications, inventions, disclosures, copyrights, trademarks, trade names or licenses used by the Company.

2.21 Sellers are Conforming Partners. Each Seller, severally and not jointly, represents and warrants that except as set forth on Schedule 2.21, as of December 31, 2006, such Seller is a Qualified Investor and met the Income/Procedure Test, both as defined in the Partnership Agreement.

2.22 [Intentionally left blank].

2.23 [Intentionally left blank].

2.24 Healthcare Compliance. The Company is participating or otherwise authorized to receive reimbursement from Medicare and is a party to other third-party payor agreements set forth in Schedule 2.11.1 and 2.11.2. Except as listed on Schedule 2.24, all certifications and contracts required for participation in such programs are in full force and effect and have not been amended or otherwise modified, rescinded, revoked or assigned, and to Sellers' knowledge, no condition exists or event has occurred which in itself or with the giving of notice or the lapse of time or both which would reasonably be expected to result in the suspension, revocation, impairment, forfeiture or non-renewal of any such third-party payor program. To Sellers' knowledge, the Company is in compliance with the requirements of all such third-party payors applicable thereto. The Sellers have not received any notice nor have any knowledge that any

third-party payor intends to terminate or materially reduce its business with, or reimbursement to, the Sellers. The Sellers have no reason to believe that any third-party payor will cease to do business with the Sellers after, or as a result of, the consummation of any transactions contemplated hereby. To Seller's knowledge, there are no facts, conditions or events which would reasonably be expected to materially adversely affect the Company's relationship with any third-party payor.

2.25 Fraud and Abuse. Each Seller, severally and not jointly, represents that such Seller, and, to such Seller's knowledge, all persons and entities providing professional services for the Company have not engaged in any activities which are prohibited under 42 U.S.C. § 1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including the following: (a) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (b) knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (d) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration: (x) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid; or (y) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid. Each Seller, severally and not jointly, represents that to the Seller's knowledge, with respect to ownership in the Company, such Seller has at all times complied with the requirements of the Ethics in Patient Referral Act. Furthermore, each Seller, severally and not jointly, represents that to Seller's knowledge, such Seller has filed all reports required to be filed by the State of Texas and federal law regarding compensation arrangements and financial relationships between a physician and an entity to which the physician refers patients.

2.26 Rates and Reimbursement Policies. Except as set forth in Schedule 2.26: (i) there are no restrictions or limitations on rates which may be charged to private pay patients receiving services provided by the Company; (ii) the Company does not have any rate appeal currently pending before any governmental authority or any administrator of any third-party payor program; (iii) to Sellers' knowledge, there is no applicable law which affects rates or reimbursement procedures which has been enacted, promulgated or issued preceding the date of this Agreement or any such legal requirement proposed or currently pending in the State of Texas which would reasonably be expected to have a material adverse effect on the business or financial condition of the Company, or to result in the imposition of additional Medicaid, Medicare, charity, free care, welfare or other discounted or government assisted patients of the Company or to require the Company to obtain any necessary authorization which the Company does not currently possess; and (iv) to Seller's knowledge, there is no impending proposed reduction in reimbursement from third party or other payors nor any threatened termination of payor contracts.

2.27 Medical Staff. Except as set forth in Schedule 2.27, there are no physicians who are providing services on behalf of the Company who, to Sellers' knowledge, plan, or have threatened to terminate his or her relationship with the Company or to reduce any of their utilization of the Facility including on account of retirement. To Sellers' knowledge, none of the physicians providing professional services at the Company have a present intention to retire from the practice of medicine or to alter their practice as such now exists in the next five (5) years nor to become an owner of a hospital or of another ambulatory surgery center, and none of the Sellers are aware of any discussions to the effect of either.

2.28 Medical Providers. To Sellers' knowledge, since the formation of the Company in 2003, each physician, and other health care provider who is or was employed by, or who renders or has rendered services on behalf of the Company:

(a) Licenses. Has been duly licensed and registered, and in good standing by the State of Texas to engage in the practice of medicine (including podiatry), and said license and registration have not been suspended, revoked or restricted in any manner;

(b) Controlled Substances. Has current controlled substances registrations issued by the State of Texas and the U.S. Drug Enforcement Administration, which registrations have not been surrendered, suspended, revoked or restricted in any manner;

(c) Actions. Except as set forth on Schedule 2.28, has not been a party or subject to:

(i) Malpractice Actions. Any malpractice suit, claim (whether or not filed in court), settlement, settlement allocation, judgment, verdict or decree;

(ii) Disciplinary Proceedings. Any disciplinary, peer review or professional review investigation, proceeding or action instituted by any licensure board, hospital, medical school, physical therapy school, health care facility or entity, professional society or association, third party payor, peer review or professional review committee or body, or governmental agency;

(iii) Criminal Proceedings. Any criminal complaint, indictment or criminal proceedings;

(iv) Investigation. Any investigation or proceedings, whether administrative, civil or criminal, relating to an allegation of filing false health care claims, violating anti-kickback or fee-splitting laws, or engaging in other billing improprieties;

(v) Mental Illnesses. Any organic or mental illness or condition that impairs or may impair such physician's ability to practice;

(vi) Substance Abuse. Any dependency on, habitual use or episodic abuse of alcohol or controlled substances, or any participation in any alcohol or controlled substance detoxification, treatment, recovery, rehabilitation, counseling, screening or monitoring program;

(vii) Professional Ethics. Any allegation, or any investigation or proceeding based on any allegation of violating professional ethics or standards, or engaging in illegal, immoral or other misconduct (of any nature or degree), relating to his or her practice; or

(viii) Application for Licensure. Any denial or involuntary withdrawal of an application in any state for licensure as a physician or physical therapist, for medical staff privileges at any hospital or other health care entity, for board certification or recertification, for participation in any third party payment program, for state or federal controlled substances registration, or for malpractice insurance.

2.29 HIPAA. Schedule 2.29 lists and describes all policies of the Company with respect to compliance with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the final regulations promulgated thereunder, whether such policies have been put in place or are in process. Schedule 2.29 includes but is not limited in any manner whatsoever to any privacy compliance plan of the Company in place or in development, and any plans, analyses or budgets relating to information systems including but not limited to necessary purchases, upgrades or modifications to effect HIPAA compliance.

2.30 Improper and Other Payments. To Sellers' knowledge, neither the Company nor the Sellers have (a) used any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds; (c) established or maintained any unlawful or unrecorded fund of Company monies or other assets; (d) made any false or fictitious entries on the books of account of the Company; or (e) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

2.31 Medical Waste. With respect to the generation, transportation, treatment, storage, and disposal, or other handling of Medical Waste, the Sellers and the Company, to their knowledge, have complied with all Medical Waste Laws (as hereinafter defined).

"Medical Waste" includes, but is not limited to, (a) pathological waste, (b) blood, (c) sharps, (d) wastes from surgery or autopsy, (e) dialysis waste, including contaminated disposable equipment and supplies, (f) cultures and stocks of infectious agents and associated biological agents, (g) contaminated animals, (h) isolation wastes, (i) contaminated equipment, (j) laboratory waste, and (k) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings or animals. "Medical Waste" also includes any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992, et seq. ("MWTA").

"Medical Waste Law" means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §§2501 et seq.; the Marine Protection, Research, and Sanctuaries Act of 1972, 33 USCA §§1401 et seq.; the Occupational Safety and Health Act, 29 USCA §§651 et seq.; the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119; and any other federal, state, regional, county,

municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste.

2.32 Custody of Patient Medical Records. The Company has, and at the Closing, will continue to have, sole and exclusive custody over and access to all existing medical records, medical files, medical charts, x-ray files and similar medical data pertaining to each patient for whom procedures were performed at the Premises except for files related to professional services not performed at the Facility (the "Patient Records").

2.33 [Intentionally left blank].

2.34 Prior Partnership Agreements. Attached as Schedule 2.34, are all prior partnership agreements for the Company which have been superseded.

2.35 Correspondence with Regulatory Agencies. Attached as Schedule 2.35 is a listing of and attached thereto are copies of, to Sellers' knowledge, all correspondence with any regulatory or supervising agency or department relating to any of the preceding matters and any investigations, reviews, complaints or similar matters filed with regulators.

2.36 Listing of Medical Procedures. Schedule 2.36 is a listing of the medical procedures currently performed at the Facility, such procedures comprising 80% or more of the number of procedures performed at the Facility during 2006.

2.37 Patient Waivers/Consents. Attached as Schedule 2.37 are the forms of patient waivers/consents for medical procedures described in Schedule 2.36, which have been used by the Company at any time since its formation in 2003.

3. **REPRESENTATIONS AND WARRANTIES OF PURCHASER**. Purchaser represents and warrants to the Sellers as follows:

3.1 Organization; Corporate Authority. Each of General Partner and Limited Partner are limited liability companies duly formed, validly existing, and in good standing under the laws of the State of Delaware. The execution and delivery of this Agreement, and the consummation of the transactions contemplated herein, have been duly authorized and approved by the Boards of Directors of each of such entities.

3.2 Fees or Commissions of Brokers. Purchaser has not entered (directly or indirectly) into any agreement with any person or entity that would obligate the Sellers or the Company to pay any commission, brokerage or "finder's fee" or other fee in connection with this Agreement or the transactions contemplated herein.

3.3 Due Authorization. The execution, delivery, and performance of this Agreement and the other documents and instruments to be executed and delivered by the Purchaser pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary company and member action of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by the Purchaser pursuant thereto will constitute, valid and binding obligations of Purchaser, enforceable against

Purchaser in accordance with their terms. Neither the execution and delivery of this Agreement nor of the other documents and instruments to be executed and delivered by the Purchaser pursuant hereto or the transactions contemplated hereby or thereby will (i) or (ii) result in any breach of, or default under, any contract that is either binding upon, or enforceable against, Purchaser which would prevent Purchaser from carrying out Purchaser's obligations under this Agreement.

3.4 No Contravention; Binding Effect. Neither the execution or delivery of this Agreement nor the consummation of any of the transactions contemplated herein will:

(a) conflict with or violate any provision of the certificate and/or articles of organization or regulations of Purchaser;

(b) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or be an event which, after the giving of notice or the passage of time, or both, would reasonably be expected to constitute a default under the terms of any agreement or instrument to which Purchaser is a party, or by which Purchaser or any of its properties or assets may be bound;

(c) result in the creation of any lien, charge, or encumbrance upon the properties or assets of the Company or result in the acceleration of any obligation of the Company;

(d) conflict with or violate any judgment, order, injunction, decree or award against or binding upon such Purchaser or upon the property, business or assets of the Purchaser; or

(e) conflict with or violate any law or order of any governmental body that is either applicable to, binding upon, or enforceable against, Purchaser.

3.5 Investment Intent. Purchaser acknowledges that the Partnership Interests will be sold to Purchaser pursuant to exemptions from registration under the Securities Act of 1933 and the state securities laws of the State of Texas. Purchaser is acquiring the Partnership Interests for investment only, and Purchaser has no present intent to distribute, resell, pledge or otherwise dispose of the Partnership Interests, other than in transactions that are also exempt from such registration requirements in the United States and which will not affect the applicability of the exemptions relied upon by Seller in selling the Partnership Interests to Purchaser as described herein. Provided, however, Purchaser and Purchaser's affiliates are in fact conveying interests in Purchaser's ownership entities (but not any interest in the Partnership Interests) to certain non-U.S. persons and in connection therewith entering into various financing transactions.

3.6 Litigation and Proceedings. There is no: (a) action, proceeding, or investigation pending, or, to the knowledge of Purchaser, threatened against or affecting the Purchaser or affecting the assets and properties, business, condition (financial or otherwise) or results of the operations of Purchaser in any court or before any governmental authority or arbitration board or tribunal, foreign or domestic; (b) such action seeking to restrain, enjoin, prevent the consummation of or otherwise challenge the transactions contemplated herein; and (c) basis for

any of the foregoing. The Purchaser is not subject to any judgment, order, decree, rule or regulation of any court, governmental authority or arbitration board or tribunal.

3.7 Compliance with Laws by Purchaser. Except as set forth herein, Purchaser is in compliance with all laws and orders applicable to Purchaser or the operation of Purchaser's business or assets, and (ii) Purchaser has received no notification or communication of any asserted past or present failure to comply with any laws, and to the knowledge of Purchaser, no Proceeding with respect to any such violation is contemplated. Purchaser has not, directly or indirectly, and with respect Purchaser, its business or its assets and properties, paid or delivered or agreed to pay or deliver any fee, commission, or other sum of money, item of property, or other consideration, however characterized, to any person that is illegal under any Law.

3.8 Insurance. Purchaser carries, and, since the formation of Purchaser, has carried, insurance coverage that is adequate in character and amount for the assets and operations of the business of Purchaser, with reputable and financially sound insurers, covering all of Purchaser's assets, properties, and business and is sufficient for compliance with all applicable Laws, and the insurers have provided all required performance or other surety bonds. Purchaser has no claim against any of Purchaser's insurers under any of such policies pending or anticipated, and there has been no occurrence of any kind that would give rise to any such claim. Purchaser has not received (a) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (b) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform such issuer's obligations thereunder.

4. *COVENANTS OF THE SELLERS AND THE COMPANY.*

4.1 [Intentionally left blank].

4.2 No Distributions or Changes to Capital Structure. Except for such actions as are necessary to accomplish the redemption by the Company of any Partnership Interests owned by non performing partners, institutional partners, persons not meeting the Income Test or the Qualified Investor test, etc., and the accounting entries for such redemption set forth with specificity in Schedule 4.2, the Sellers shall cause the Company not to declare or pay, other than in the ordinary course of business and in no event in amounts higher than past practices and in no event higher than the reported income in the prior month, any distributions or dividends with respect to any Partnership Interests in the Company, or to issue any new, different, or additional Partnership Interests or other securities, including but not limited to any right or option to purchase or otherwise acquire any Partnership Interests of the Company, or issue any notes or other evidences of indebtedness not in the normal and ordinary course of business.

4.3 Intentionally left blank.

4.4 Delivery of Records of the Company. At the Closing, all books and records of the Company, including but not limited to its minute books, Partnership Interests transfer books, and its corporate seal, shall be delivered to the control of the General Partner.

4.5 [Intentionally left blank.]

4.6 Office Lease. The Sellers shall cause the New Partnership to continue to lease the Premises which serves as the Company's place of business. The lease is for the exclusive use of the Premises. Sellers shall obtain all necessary assignments or consents from the landlord relating to said lease to if such is required due to a change in control/ownership of Company.

4.7 Conduct of Business Pending Closing. From and after the execution of this Agreement, and prior to the Closing Date hereunder, the business and affairs of the Company shall be conducted in the ordinary course of its business, and none of the assets or properties of the Company shall be sold or disposed of except in the ordinary course of business or except with the prior written consent of Purchaser. No commitments, bids, or binding offers shall be made by or on behalf of the Company, and no contract shall be entered into by or on behalf of the Company which would require the expenditure of money or the acquisition of assets or the performance of services over a period of more than three (3) months, or otherwise than in the ordinary course of the Company's business, except with the prior written consent of Purchaser.

4.8 [Intentionally left blank].

4.9 Continuance of Insurance Policies. The Company shall take such necessary actions at the Company's sole cost and expense so that the liability coverage insurance policies listed on Schedule 2.11(g) shall remain in full force with coverage for the benefit of the Company with policy provisions unchanged for all services provided by or acts done by the Company on or before the Closing Date which are reported to the insurer on or before May 18, 2007 the extended reporting period. Under such coverage, Purchaser, Sellers and the Company shall be listed as insureds or as additional named insureds.

4.10 Continuing Obligations. Each Seller individually and the Sellers collectively shall cause the Company to take, and the Purchaser shall also take, all reasonable actions to obtain all consents and approvals required to carry out the transactions contemplated herein and to satisfy the conditions specified herein; provided, however, that such actions shall not require the payment of any consent fees or the disposal of any portion of the Company's business.

4.11 Access and Information. Between the date hereof and the Closing, the Sellers shall cause the Company (upon at least 24 hours prior written notice) to give to representatives of Purchaser reasonable access during normal business hours to the Company's premises, books, accounts and records and all other relevant documents and will make available, and use their reasonable efforts to cause their accountants and other representatives to make available, copies of all such documents and information with respect to the business and properties of the Company as representatives of Purchaser may from time to time reasonably request, all in such manner as to not unduly disrupt the Company's normal business activities; provided, however, that no disclosure shall be required which would result in a violation of any obligation of confidentiality or the loss of the attorney-client privilege with respect to any matter. Such access shall include consultations with the employees of the Company. From the date hereof through the Closing, the Company shall confer on a regular and reasonable basis with one or more representatives of Purchaser to report material matters related to the Company or the Facility and to report the general status of ongoing operations of the Company. The Company shall notify the Purchaser of any material adverse change to the business or financial condition of the Company after the date hereof and prior to the Closing and of any written notice received by the Company of any governmental complaints, investigations or hearings or adjudicatory

proceedings (or communications indicating that the same may be contemplated) or of any other matter which may be material to the Company and shall keep the Purchaser reasonably informed of such events.

4.12 [Intentionally left blank].

4.13 Continuation of Medical Practice During Escrow. Sellers covenant severally and not jointly that during the life of the Escrow, each Seller shall: (a) use his or her reasonable best efforts to continue his or her medical practice in its present form; and (b) satisfy the Income/Procedure Test as defined in the Partnership Agreement.

4.14 Partner Qualification. Sellers shall cause all partners in the Company who do not satisfy the Qualified Investors and Income Tests as of the Closing to be redeemed and terminated as owners in the Company prior to the Closing.

4.15 Compliance with Patient Record Laws. The Sellers and the Purchaser agree (and the Purchaser agrees to cause the New Partnership) to comply in all material respects with all laws and regulations with respect to the handling and storage of Patient Records following the Closing.

4.16 2006 Audit of the Company. The Sellers shall use reasonable efforts to cause to be completed by April 10, 2007, the 2006 year-end audit of the Company by the Company's existing independent auditor.

4.17 HSR Act. The Sellers shall cooperate with Purchaser in the filing of any HSR Act filing, if any, however, the Purchaser shall pay the filing fees, if any, related to the transactions contemplated herein, as may be required under the HSR Act.

5. CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS. Unless expressly waived by Purchaser at any time prior to the Closing Date in a writing referencing this section, Purchaser's obligations hereunder, including without limitation its obligation to purchase the Partnership Interests as herein provided, are contingent upon the fulfillment of each of the following conditions:

5.1 Sellers' Representations and Warranties True; No Breach of Covenants. The representations and warranties of the Sellers reflected in Section 2 and in any schedule, exhibit, document, instrument or certificate delivered hereunder shall be true and correct in all material respects (unless otherwise qualified by materiality, and then shall be true and correct in all respects) as of the date originally made and with the same effect as if such representations and warranties were again made on and as of the Closing Date. All covenants of Sellers and the Company contained in Section 4 shall have been complied with and performed by Sellers and the Company in all material respects through the Closing Date. In the event that there are any changes to the Schedules following execution of this agreement and the delivery of the Schedules hereto, Sellers shall deliver to Purchaser prior to Closing, Schedule 5.1 reflecting any changes from the date of execution of this Agreement through to the Closing and identifying on such Schedule 5.1 the particular Schedule affected. The delivery of such Schedule 5.1 and its contents shall not be a breach of this Agreement as long as such disclosed items occurred in the ordinary course of business of the Company or as otherwise allowed by this Agreement.

The Sellers shall have obtained all approvals, consents and qualifications necessary to consummate the transactions contemplated by this Agreement. Each Seller shall have delivered to Purchaser a certificate signed by each certifying that the conditions precedent to the Closing in this Section 5.1 shall have been satisfied, the form of which is attached hereto as Exhibit D.

5.2 Opinion of Counsel for the Sellers. Purchaser shall have received an opinion of counsel for the Sellers, dated the Closing Date and in form and substance reasonably satisfactory to Purchaser and its counsel, with usual and customary assumptions and exceptions that: (i) the Company is a limited partnership validly existing and in good standing under the laws of the State of Texas; (ii) with respect to the Company and the Sellers, all necessary actions have been taken by them to authorize their entering into this Agreement and their performance of their obligations hereunder; (iii) this Agreement constitutes the valid and binding obligation of the Company and the Sellers, enforceable in accordance with its terms (except as otherwise limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights, and except that such counsel need not express an opinion as to whether any covenant contained in this Agreement is specifically enforceable); (iv) the Partnership Interests, which are being conveyed to Purchaser, have been validly issued and, are fully paid and nonassessable (except as non-assessability may be affected by particular provisions of the Texas Revised Partnership Act); (v) except for the Partnership Interests held by Sellers, to such counsel's knowledge, there are no outstanding equity interests of the Company of any sort; and (v) the execution and delivery of this Agreement by the Sellers and the performance by the Sellers of their respective obligations hereunder will not violate or conflict with any provision of the partnership agreement of the Company; (vi) except for such as have been obtained, no authorization, approval or consent of or declaration or filing with any governmental authority or regulatory body under the Texas Revised Partnership Act or the federal laws of the United States of America, that in the experience of such counsel are normally applicable to transactions of the type contemplated by this Agreement, is necessary or required of the Sellers in connection with the execution and delivery of this Agreement or the performance by the Sellers of their respective obligations hereunder; and (vii) no litigation, investigation or administrative proceeding, known to such counsel, of or before any court, arbitrator or governmental authority is pending or threatened against the Sellers or the Company with respect to the Agreement or the transactions contemplated thereby.

5.3 [Intentionally left blank].

5.4 Authority; Absence of Litigation. Purchaser shall have received all documents it may reasonably request relating to the existence and authority of the Sellers and the validity of this Agreement and any other matters relating thereto. No action, suit, proceeding or investigation shall have been instituted by any person, or threatened by any government agency or body, before a court or government body, to restrain or prevent the consummation of the transactions contemplated by, or the performance by the Sellers of their respective obligations under or with respect to, this Agreement; and as of the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental agency or body in effect which restrains or prohibits the consummation of the transactions contemplated by this Agreement.

5.5 Financial Examination. The independent auditor shall certify in form reasonably acceptable to Purchaser that the Company as of the Closing has no Retained Liabilities.

5.6 [Intentionally left blank].

5.7 [Intentionally left blank].

5.8 Other Agreements. The Partnership Agreement, Post Closing Escrow Agreement, assignment of the lease for the premises utilized by the Company, if necessary, and any other assignments necessary of the continued operations of the Company, shall have been executed and delivered to Purchaser.

5.9 Termination of Pledge Agreements and Security Agreements. All security and pledge agreements with respect to the assets of the Company or its Partnership Interests, shall be cancelled and terminated in their entirety by the Sellers, in writing, and each such writing shall be delivered to Purchaser.

5.10 Successful Closing of Northstar Financing. The obligations of the Purchaser to consummate the transactions contemplated herein are subject to the successful consummation of a financing now being undertaken by the Purchaser with the completion and funding of such financing being on terms satisfactory to Purchaser in its sole discretion. The Closing Date shall occur within two (2) business days (which must be both U.S. and Canadian business days) of the consummation of Purchaser's financing, such expected to occur on or about May 1, 2007, but no later than May 18, 2007.

6. CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATIONS. The obligations of the Sellers to consummate the transactions contemplated herein are subject to, and contingent upon, the fulfillment, at or prior to the Closing Date, of the following conditions (unless expressly waived by the Sellers in a writing referring to this section) at any time prior to the Closing Date:

6.1 Purchaser's Representations and Warranties True. All of the representations and warranties of Purchaser contained in this Agreement shall be true and correct without regard to knowledge, belief, or awareness qualifications on the Closing Date; and the Sellers shall have been furnished with the certificate of Purchaser's President or its Vice President dated the Closing Date, certifying to the fulfillment of the foregoing condition in such detail as the Sellers may reasonably request, the form of which is attached hereto as Exhibit E. In addition, Purchaser shall have performed and complied with all of Purchaser's obligations required by this Agreement to be performed or complied with at or prior to the Closing Date, including, but not limited to, the payment of the Purchase Price as set forth in Section 1.4.

6.2 Partnership Agreement. The Partnership Agreement, Post Closing Escrow Agreement and any other agreements or instruments referenced herein shall have been executed and delivered by the Purchaser, as applicable, and shall be in form and substance satisfactory to the Sellers.

6.3 [Intentionally left blank].

6.4 Opinion of Purchaser's Counsel. Sellers shall have received an opinion of counsel for the Purchaser, dated the Closing Date and in form and substance satisfactory to Sellers and its counsel, that: (i) each of the General Partner and Limited Partner have been duly

formed and is on the Closing Date a validly existing limited liability company, in good standing under the laws of the State of Delaware and Texas; (ii) Purchaser has the right and authority to enter into the transactions contemplated in this Agreement, and that all necessary company action has been taken by it to authorize its entering into this Agreement and its performance of its obligations hereunder; and (iii) this Agreement and the Partnership Agreement (when delivered to Seller) constitutes the legal, valid, and binding obligations of the Purchaser and is fully enforceable according to its terms.

6.5 Authority; Absence of Litigation. No action, suit, proceeding or investigation shall have been instituted by any person, or threatened by any government agency or body, before a court or government body, to restrain or prevent the consummation of the transactions contemplated by, or the performance by the Sellers of their obligations under or with respect to, this Agreement; and as of the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or governmental agency or body in effect which restrains or prohibits the consummation of the transactions contemplated by this Agreement.

7. ***INDEMNIFICATION***.

7.1 Independent Investigation. The Purchaser acknowledges that in making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchaser has relied solely on the basis of its own independent investigation of the Company and upon the express written representations, warranties and covenants in this Agreement. Without diminishing the scope of the express written representations, warranties and covenants of the Sellers in this Agreement and without affecting or impairing their right to rely thereon, the Purchaser acknowledges that the Sellers have not made, AND THE SELLERS HEREBY EXPRESSLY DISCLAIM AND NEGATE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE COMPANY AND THE ACQUIRED OWNERSHIP INTERESTS (INCLUDING, WITHOUT LIMITATION, ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE).

7.2 Indemnification of Purchaser by Sellers. Sellers, jointly and severally (unless otherwise specified with respect to the representations, warranties and covenants described below that such indemnity will be several and not joint, in which case Sellers severally and not jointly) agree to indemnify and hold the Purchaser and its respective affiliates, successors and assigns harmless from and against, and will reimburse Purchaser (or the Company if Purchaser so directs) on demand for any loss, claims, liability, damage, or expense, including attorney's fees and costs of investigation, litigation and litigation management costs and expenses, and for any costs and expenses incurred in litigating or settling any claim therefor (collectively, "Damages"), made by the Company or Purchaser at any time arising from or related to: (i) any inaccuracy in or breach of any representations or warranties of Sellers contained in this Agreement or in any document, certificate or schedule furnished by Sellers or Company pursuant to this Agreement or the nonfullfilment of any covenant of the Sellers contained in this Agreement; or (ii) any Retained Liability.

7.3 Indemnification of Sellers by Purchaser. Purchaser agrees to indemnify and hold the Sellers and their respective affiliates, successors and assigns harmless from and against, and will reimburse Sellers on demand for any Damages made by the Sellers at any time arising from

or related to any inaccuracy in or breach of any representations, warranties of the Purchaser contained in this Agreement or in any document, certificate or schedule furnished by Sellers or Company pursuant to this Agreement or the nonfullfilment of any covenant of the Purchaser contained in this Agreement.

7.4 Demands. Each indemnified party hereunder agrees that promptly upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by it of notice of any demand, assertion, claim, action or proceeding, judicial or otherwise, by any third party (such third party actions being collectively referred to herein as the "Indemnity Claim"), with respect to any matter as to which it claims to be entitled to indemnity under the provisions of this Agreement, it will give prompt notice thereof in writing to the indemnifying party, together with a statement of such information respecting any of the foregoing as it shall have. Such notice shall include a formal demand for indemnification under this Agreement. The indemnifying party shall not be obligated to indemnify the indemnified party with respect to any Indemnity Claim to the extent that (and only to such extent) the indemnified party knowingly failed to notify the indemnifying party thereof in accordance with the provisions of this Agreement in sufficient time to permit the indemnifying party or its counsel to defend against such matter and to make a timely response thereto (including, without limitation, any responsive motion or answer to a complaint, petition, notice or other legal, equitable or administrative process relating to the Indemnity Claim), but such limitation on the indemnity obligations of Sellers shall only be if, and then only to the extent that, such knowing failure to notify the indemnifying party has actually resulted in prejudice or damage to the indemnifying party.

7.5 Right to Contest and Defend. The indemnifying party shall be entitled at its cost and expense to contest and defend by all appropriate legal proceedings any Indemnity Claim with respect to which it is called upon to indemnify the indemnified party under the provisions of this Agreement; provided, that notice of the intention to so contest shall be delivered by the indemnifying party to the indemnified party within 20 days from the date of receipt by the indemnifying party of notice by the indemnified party of the assertion of the Indemnity Claim. Any such contest may be conducted in the name and on behalf of the indemnifying party or the indemnified party as may be appropriate. Such contest shall be conducted by reputable counsel employed by the indemnifying party, but the indemnified party shall have the right but not the obligation to participate in such proceedings and to be represented by counsel of its own choosing at its sole cost and expense. The indemnifying party shall have full authority to determine all action to be taken with respect thereto; provided, however, that the indemnifying party will not have the authority to subject the indemnified party to any obligation whatsoever, other than the performance of purely ministerial tasks or obligations not involving material expense. If the indemnifying party does not elect to contest any such Indemnity Claim, the indemnifying party shall be bound by the result obtained with respect thereto by the indemnified party. At any time after the commencement of the defense of any Indemnity Claim, the indemnifying party may request the indemnified party to agree in writing to the abandonment of such contest or to the payment or compromise by the indemnified party of the asserted Indemnity Claim, whereupon such action shall be taken unless the indemnified party determines that the contest should be continued, and so notifies the indemnifying party in writing within 15 days of such request from the indemnifying party. If the indemnified party determines that the contest should be continued, the indemnifying party shall be liable hereunder only to the extent of the

amount that the other party to the contested Indemnity Claim had agreed unconditionally to accept in payment or compromise as of the time the indemnifying party made its request therefor to the indemnified party, save and except for the indemnifying party's obligation to pay the legal costs and expenses of the proceeding.

7.6 Cooperation. If requested by the indemnifying party, the indemnified party agrees to cooperate with the indemnifying party and its counsel in contesting any Indemnity Claim that the indemnifying party elects to contest or, if appropriate, in making any counterclaim against the person asserting the Indemnity Claim, or any cross-complaint against any person, and the indemnifying party will reimburse the indemnified party for any expenses incurred by it in so cooperating. At no cost or expense to the indemnified party, the indemnifying party shall cooperate with the indemnified party and its counsel in contesting any Indemnity Claim.

7.7 Right to Participate. The indemnified party agrees to afford the indemnifying party and its counsel the opportunity to be present at, and to participate in, conferences with all persons, including governmental authorities, asserting any Indemnity Claim against the indemnified party or conferences with representatives of or counsel for such persons.

7.8 Payment of Damages. The indemnifying party shall pay to the indemnified party in immediately available funds any amounts to which the indemnified party may become entitled by reason of the provisions of this Agreement, such payment to be made within five days after any such amounts are finally determined either by mutual agreement of the parties hereto or pursuant to the final unappealable judgment of a court of competent jurisdiction. In calculating any amount to be paid by an indemnifying party by reason of the provisions of this Agreement, the amount shall be reduced by all tax benefits and other reimbursements credited to or received by the other party related to the Damages.

7.9 Limitations on Indemnification.

(a) Sole Remedy. No party shall have liability under this Agreement, except as is provided in Section 7 of this Agreement.

(b) In no event shall a Seller or its beneficial owner(s) be liable for any indemnification pursuant to this Section 7 that would exceed the Purchase Price paid to such Seller plus the allocable costs and expenses incurred by Purchaser in litigating or settling such Indemnity Claim.

(c) Express Negligence Rule. THE INDEMNIFICATION AND ASSUMPTION PROVISIONS PROVIDED FOR IN THIS AGREEMENT HAVE BEEN EXPRESSLY NEGOTIATED IN EVERY DETAIL, ARE INTENDED TO BE GIVEN FULL AND LITERAL EFFECT, AND SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, OBLIGATIONS, CLAIMS, JUDGMENTS, LOSSES, COSTS, EXPENSES OR DAMAGES IN QUESTION ARISE OR AROSE SOLELY OR IN PART FROM THE GROSS, ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY, OR OTHER FAULT OF ANY INDEMNIFIED PARTY. PURCHASER AND SELLERS ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND CONSTITUTES CONSPICUOUS NOTICE. NOTICE IN THIS CONSPICUOUS NOTICE IS NOT INTENDED TO PROVIDE OR ALTER THE RIGHTS

AND OBLIGATIONS OF THE PARTIES, ALL OF WHICH ARE SPECIFIED ELSEWHERE IN THIS AGREEMENT.

(d) Purchaser may make claim against the Escrow account of each Seller to satisfy any of the foregoing claims in accordance with the terms of the Post Closing Escrow Agreement. Any amounts received by the Purchaser from the Escrow shall offset any claims the Purchaser may have only to the extent of the amount received by Purchaser. Sellers shall remain liable for any remaining amounts due after such offset in excess of any such Escrow account.

8. ***RESTRICTIVE COVENANTS***. For purposes of this Section 8 only, Purchaser shall also include Northstar Healthcare Acquisitions, L.L.C., an affiliate of General Partner and Limited Partner.

8.1 Restrictive Period. Sellers hereby agree that for a period of five (5) years after the Closing (the "Restricted Period"), none of the Sellers shall directly or indirectly (including beneficially), for himself/itself/herself, or on behalf of any other corporation, person, firm, partnership, association, or any other entity whatsoever, whether as an individual, agent, servant, employee, employer, officer, director, shareholder, investor, principal, consultant or in any other capacity whatsoever (other than as an employee of Baylor College of Medicine or The Methodist Hospital Physician Organization) have a direct or indirect or beneficial interest of any sort, or take any action or undertake any matter set forth in 8.1(a)-(c) below:

(a) Own, control, finance or participate in the profits or revenues of any business which engages in competition with any ambulatory surgical center duly licensed as such by the Texas Department of Health and all other appropriate regulatory agencies ("ASC") owned by Purchaser to include only ASCs in which Purchaser owns more than a fifty (50%) percent interest within the Applicable Geographical Area. The "Applicable Geographical Area" shall be the greater of: (i) anywhere within a thirty (30) mile radius of any of ASC which Purchaser has a direct or indirect interest of 50% or greater; or (ii) within the City of Houston, Texas and twenty-five (25) miles of any boundary of the City of Houston, Texas as existing from time to time. Provided, however, nothing in this Section 8.1(a) shall be construed to restrict any Physician Limited Partner from performing surgery at any other facility in which a Physician Limited Partner has no direct or indirect economic interest or otherwise practicing medicine in a private practice which may utilize such competing facilities from time to time;

(b) Request, induce or advise any patients, insurance companies, managed care plans, suppliers, vendors, employers or other customers of the ASCs directly or indirectly owned by Purchaser or its affiliate Northstar Healthcare Acquisitions, L.L.C., to withdraw, curtail or cancel their business or other relationships with the Purchaser's, or its affiliate Northstar Healthcare Acquisitions, L.L.C.'s, ASCs, or assist, induce, help or join any other person or entity in doing any of the above activities; or

(c) Induce or attempt to influence any employee of the Purchaser's ASCs to terminate his or her employment with the Purchaser's ASCs, or to hire, recruit or solicit any such employee, whether or not so induced or influenced.

8.2 Consideration. The Sellers have carefully considered the nature and extent of the restrictions imposed by this Section 8 and the rights and remedies conferred upon the Purchaser

hereunder and hereby expressly acknowledge and agree that: (a) the restricted territory, period, and activities are reasonable and are necessary and fully required to protect the legitimate business interests of Purchaser; (b) any violation of the terms of these restrictive covenants would have a substantial detrimental effect on Purchaser's businesses; (c) the restrictive covenants do not stifle the Sellers' inherent skills and experiences because among other reasons, this Section 8 runs only to facilities and related facility fees and does not encompass a physician's professional fees; and (d) would not operate as a bar to any of the Sellers' means of support. Because of the difficulty of measuring economic losses to Purchaser as a result of the breach of the foregoing covenants, and because of the immediate and irreparable damage that would be caused to Purchaser for which it would have no other adequate remedy, each Seller agrees that, in the event of a breach by him/her of the foregoing covenants, the covenants set forth in this Section 8 may be enforced by Purchaser by injunctive or other equitable relief, in addition to all other available remedies.

9. *MISCELLANEOUS PROVISIONS*.

9.1 Expenses. Subject to the provisions of Section 9.12, whether or not the transaction contemplated hereby shall be consummated, the parties agree as follows: (i) Sellers will pay all fees, costs, expenses, and disbursements (collectively, "Closing Costs") of Sellers and their agents, representatives, accountants, and counsel incurred in connection with the subject matter hereof. Provided, however, to the extent that Sellers elect to have the Company pay Sellers' Closing Costs, such shall all be paid in full as of and at the Closing, with no obligation of the Company to pay such post-Closing; and (ii) Purchaser shall pay the fees, expenses and disbursements of Purchaser and its agents, representatives, accountants and counsel incurred in connection with the subject matter hereof.

9.2 Public Announcement. Purchaser and its respective affiliates shall have the exclusive right to make any public announcement or issue any press release in Canada concerning the subject matter of this Agreement; provided, however, that neither Purchaser, Sellers, nor their respective affiliates shall make any public announcement or issue any press release concerning the subject matter of this Agreement in the United States without the prior written consent of the General Partner and a majority of the Medical Board, except as may be required by law.

9.3 Notices. All notices, requests, and other communications to any party hereunder shall be in writing, and "shall be given to such party at its address or telefax number set forth below, or at such other address or telefax number as such party may hereinafter specify for the purpose by notice to the other. Each such notice, request, or other communication shall be effective: (a) if given by fax, when such fax is transmitted to the fax number specified in this section and the appropriate answer back is received; or (b) if given by any other means, when delivered at the address specified in this section:

If to all Sellers: Walter Lowe, M.D.
222 Crestwood Dr.
Houston, Texas 77007

and

Michael McCann, M.D.
3004 Georgetown
Houston, Texas 77005

If to a Particular Seller: To such address of such Seller as set forth on the Schedule A attached hereto.

with a copy in all cases to any Seller to:

Mayer, Brown, Rowe & Maw LLP
att: David L. Ronn and Robert F. Gray
700 Louisiana Street, Suite 3400
Houston, Texas 77002
Fax: 713/238-2661

If to Purchaser: Northstar Healthcare Acquisitions, L.L.C.
c/o Ken Manget, Managing Director
Nesbitt Burns/BMO Capital Markets
100 King Street West 4th Floor
Toronto, Ontario M5X 1H3 Canada
Fax: 416/359-4404

with a copy in all cases to:

Goodmans LLP
att: Stephen Pincus, Esq.
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6 Canada
Fax: (416) 979-1234

with a copy in all cases to:

The Feldman Law Firm LLP
att: Stewart A. Feldman
5051 Westheimer Road, Suite 1850
Houston, TX 77056-5604
Fax: 713/850-8530

9.4 Entire Agreement; Successors and Assigns; No Third Party Beneficiaries. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith. The exhibits and Schedules delivered pursuant to this Agreement are an integral part of this Agreement and by this reference are incorporated herein. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns. Nothing express or implied in this Agreement or in any instrument delivered pursuant to this Agreement is intended, or shall be construed, to confer upon or give any person, firm, or corporation other than a party hereto any rights or remedies under or by reason of this Agreement.

9.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, except any laws of the State of Texas which would require that the laws of any other jurisdiction be the governing law. Proper venue is agreed to be Harris County, Texas.

9.6 Further Assurances. The parties shall, at their own cost and expense, execute and deliver such further documents and instruments and shall take such other actions as may be reasonably required or appropriate to evidence or carry out the intent and purposes of this Agreement.

9.7 Construction. This Agreement shall be construed fairly, according to its terms, without regard to which party, or which party's attorneys, prepared its form.

9.8 Survival of Representations and Warranties. The representations and warranties set forth herein and the obligations of the parties with respect to thereto shall survive the Closing and continue in full force and effect until the date two years after the Closing Date, except as follows: (a) Sections 2.1, 2.2, 2.6, 2.17, 2.30 and 2.34 shall survive forever and not expire; and (b) Sections 2.9, 2.10, 2.13 and 2.18 shall survive for the longest applicable statute of limitations related to any matter discussed in such particular sections. Notwithstanding anything to the contrary in this Section 9.8, if any representation or warranty contains or relates to any local, state or federal income, excise, franchise, property, ad valorem, sales or other tax matter, then to such extent, the representation or warranty shall survive until the applicable tax statue of limitation expires as to such matter. The representations and warranties set forth in this Agreement and all liabilities of the parties with respect thereto shall terminate on the dates set forth above, except for claims relating to any other warranties or representations which are asserted in writing on or before such applicable date. All of the covenants and agreements made by the parties to this Agreement or pursuant hereto in any certificate, instrument, schedule, or document which are to be performed after closing shall survive the consummation of the transactions described herein and shall not be deemed merged into any instruments or agreements delivered at Closing or thereafter, and no other covenants and agreements shall survive the Closing but shall be deemed merge into any instruments or agreements delivered at Closing. The covenants and agreements made by the parties in this Agreement shall survive and continue notwithstanding any investigation or lack of investigation made by or on behalf of Purchaser or the Sellers at any time.

9.9 Waiver and Discharge. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

9.10 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

9.11 Section Headings. The section headings and titles in this Agreement are intended solely for convenience of reference and shall be given no effect in the interpretation of this Agreement.

9.12 Attorney's Fees. The provisions of section 9.1 notwithstanding, should any litigation be commenced (including any proceedings in a bankruptcy court) between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, the party or parties prevailing in such proceeding shall be entitled, in addition to such other relief as may be granted, to the attorney's fees and court costs incurred by reason of such litigation.

9.13 No Referrals. Purchaser and Sellers acknowledge and agree that neither the purchase and sale of the Acquired Ownership Interests nor the payment of the Purchase Price is, or should be construed to be, remuneration intended to induce the referral of an item or service reimbursable under a Federal healthcare program (as that term is defined in 42 U.S.C. §1320a-7b(f)).

9.14 Additional Assurances. The provisions of this Agreement shall be self-operative and shall not require further agreement by the parties except as may be herein specifically provided to the contrary; provided, however, at the reasonable request and expense of a party, the other party or parties shall execute such additional instruments and take such additional actions as the requesting party may deem reasonably necessary to effectuate this Agreement. In addition and from time to time after Closing, Sellers shall execute and deliver such instruments of conveyance and transfer, and take such other actions as Purchaser reasonably may request, to effectively convey and transfer full right, title and interest to, vest in, and place Purchaser in legal, equitable and actual possession of the Acquired Ownership Interests.

9.15 Advice and Counsel. Except as expressly provided in this Agreement, none of the Parties (nor any of the parties' respective counsel, accountants or other representatives) has made or is making any representations to any other party (or to any other party's counsel, accountants or other representatives) concerning the consequences of the transactions contemplated hereby under applicable laws whether concerning tax matters or otherwise. Each party has relied solely upon the advice of its own employees or of representatives engaged by such party and not on any such advice provided by any other party hereto. More specifically, the Sellers hereto acknowledge that they have not relied upon in any way any advise or counsel of any kind whatsoever from any of Purchaser, Goodmans LLP, Nesbitt Burns/BMO Capital Markets, The Feldman Law Firm LLP or any affiliate of any of the aforementioned, in undertaking this transaction and that Sellers have solely relied upon their advisors, being Mayer, Brown, Rowe & Maw LLP. Similarly Purchaser is not relying on the advice of Mayer, Brown, Rowe & Maw LLP in undertaking this transaction.

9.16 Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect, such invalidity, illegality, or unenforceability shall in no event affect, prejudice or disturb the validity of the remainder of this Agreement, which shall be and remain in full force and effect, enforceable in accordance with its terms.

9.17 Knowledge. When a representation or warranty contained herein or in any certificate or document delivered in connection herewith is made to the "knowledge of the Sellers," that phrase means the actual awareness of factual information, without independent investigation, of the Sellers.

9.18 Arbitration Procedures. If a dispute arises from or relates to this Agreement or the breach thereof, of any nature whatsoever, including but not limited to those sounding in constitutional, statutory, or common law theories as to the performance of any obligations, the satisfaction of any rights, and/or the enforceability hereof, including any claims of breach, and if the dispute cannot be settled through direct discussions, the parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration. Any unresolved controversy or claim arising from or relating to this Agreement or breach thereof shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The decision of the arbitrators shall be conclusive of all issues presented and shall be final and non-appealable. If all parties to the dispute agree, a mediator involved in the parties' mediation may be asked to serve as the arbitrator. The place of arbitration shall be Austin, Texas and the principal residence of each of the three arbitrators shall be either Austin or Dallas, Texas. The award of the arbitrators shall be accompanied by a reasoned opinion. The parties agree that the AAA Optional Rules for Emergency Measures shall apply to the proceedings; provided however, that any party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party. Within 15 days after the commencement of arbitration, each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator within such ten days, the third arbitrator shall be selected by the American Arbitration Association. Consistent with the expedited nature of arbitration, each party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator(s), which determination shall be conclusive. All discovery shall be completed within 60 days following the appointment of the arbitrators. The arbitrators are not empowered to award damages in excess of compensatory damages or to take any other action for which the arbitrators' power is excluded herein, and each party expressly waives and foregoes any right to punitive or exemplary damages, unless a statute requires that compensatory damages be increase in a specified manner. The arbitrators shall render their decision within 6 months from the commencement of the arbitration after which time their jurisdiction shall cease and any party may refile such arbitration with another arbitration panel.

10. TERMINATION

10.1 Means of Termination. Anything to the contrary herein notwithstanding, this Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a) By the mutual written consent of all of the Parties at any time prior to the Closing Date;

(b) By any Seller in the event of the material breach by Purchaser of any provision of this Agreement, which breach is not remedied by Purchaser within ten (10) days after receipt of notice thereof from any Seller;

(c) By Purchaser in the event of the material breach by one or more Sellers of any provision of this Agreement, which breach is not remedied by all Sellers within ten (10) days after receipt of notice thereof by all Sellers from Purchaser;

(d) By a collective affirmative vote of 60% of the Sellers at any time after May 18, 2007 if the Closing has not occurred by May 18, 2007, upon written notice to Purchaser, unless such date shall have been extended in writing by the parties hereto.

10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1(d), no party shall have any liability for any costs, expenses, loss of anticipated profit, or any further obligation for breach of warranty or otherwise to any other party to this Agreement. Any termination of this Agreement pursuant to Section 10.(b) or Section 10.1(c) shall be without prejudice to any other rights or remedies of the respective parties.

THE REST OF THIS PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF, each of the parties have signed and delivered this Agreement as of the date set forth in the first paragraph hereof.

PURCHASER:

NORTHSTAR HEALTHCARE GENERAL PARTNER, L.L.C., (with respect to the acquisition of the General Partner's Partnership Interests)

By: *"Kenneth J. Klein"*
Chief Financial Officer

NORTHSTAR HEALTHCARE LIMITED PARTNER, L.L.C., (with respect to the acquisition of the Special Limited Partner's Partnership Interests)

By: *"Kenneth J. Klein"*
Chief Financial Officer

COMPANY:

MEDICAL AMBULATORY SURGICAL SUITES, L.L.P.

By: *"Walter Lowe, M.D."*
Name: Walter Lowe, M.D.
Title: Managing Member

SELLERS:

C. Y. JOSEPH CHANG MEDICAL GROUP LTD., LLP

By: "*C. Y. Joseph Chang, M.D.*"
Name: C. Y. Joseph Chang, M.D.
Title: President

Pursuant to Section 1.9:

"*C. Y. Joseph Chang, M.D.*"
C. Y. Joseph Chang, M.D.

"Seller's Spouse"

N/A
Name:

UDAY DOCTOR, M.D., P.A.

By: "*Uday Doctor, M.D.*"
Name: Uday Doctor, M.D.
Title: President

Pursuant to Section 1.9:

"*Uday Doctor, M.D.*"
Uday Doctor, M.D.

"Seller's Spouse"

"*Nancy Doctor*"
Name: Nancy Doctor

GERARD GABEL MEDICAL GROUP LTD LLP

By: "*Gerard T. Gabel, M.D.*"
Name: Gerard T. Gabel, M.D.
Title: President

Pursuant to Section 1.9:

"*Gerard T. Gabel, M.D.*"
Gerard T. Gabel, M.D.

"Seller's Spouse"

"*Tracey Gabel*"
Name: Tracey Gabel

"*Jim Garza, M.D.*"
Jim Garza, M.D.

Specialty: General Surgery

"Seller's Spouse"

"*Judith J. Owens*"
Name: Judith J. Owens

DAVID HILDRETH MEDICAL GROUP LTD., LLP

By: "*David Hildreth, M.D.*"
Name: David Hildreth, M.D.
Title: President

Pursuant to Section 1.9:

"*David Hildreth, M.D.*"
David Hildreth, M.D.

"Seller's Spouse"

"*Cathy J. Hildreth*"
Name: Cathy J. Hildreth

DAVID LINTNER MEDICAL GROUP LTD., LLP

By: "*David M. Lintner, M.D.*"
Name: David M. Lintner, M.D.
Title:

Pursuant to Section 1.9:

"*David M. Lintner, M.D.*"
David M. Lintner, M.D.

"Seller's Spouse"

"*Katie Lintner, M.D.*"
Name: Katie Lintner

ORTHOSPORT, P.A.

By: "*Walter Lowe, M.D.*"
Name: Walter Lowe, M.D.
Title: President

Pursuant to Section 1.9:

"*Walter Lowe, M.D.*"
Walter Lowe, M.D.

"Seller's Spouse"

"*Dawn Lowe*"
Name: Dawn Lowe

ANNAPOLIS VENTURES, L.P.

By Annapolis Management G.P., LLC

By: "*Walter Lowe, M.D.*"
Name: Walter Lowe, M.D.
Title: President

Pursuant to Section 1.9:

"*Walter Lowe, M.D.*"
Walter Lowe, M.D.

MICHAEL T. MCCANN, M.D., P.A.

By: *"Michael McCann, M.D."*
Name: Michael McCann, M.D.
Title: President

Pursuant to Section 1.9:

"Michael McCann, M.D."
Michael McCann, M.D.

"Seller's Spouse"

"Cecilia McCann"
Name: Cecilia McCann

MARK MAFFET MEDICAL GROUP LTD., LLP

By: *"Mark W. Maffet, M.D."*
Name: Mark W. Maffet, M.D.
Title: President

Pursuant to Section 1.9:

"Mark W. Maffet, M.D."
Mark W. Maffet, M.D.

"Seller's Spouse"

"Lindsey Maffet"
Name:Lindsey Maffet

"Bruce Moseley, M.D."
Bruce Moseley, M.D.

"Seller's Spouse"

"V. Denise Moseley"
Name: V. Denise Moseley

SCHEDULES

Schedule 1.2: Intentionally Omitted

Schedule 2.1.1: Intentionally Omitted

Schedule 2.1.2: Intentionally Omitted

Schedule 2.2: Intentionally Omitted

Schedule 2.3(b): Intentionally Omitted

Schedule 2.3(c): Intentionally Omitted

Schedule 2.4: Intentionally Omitted

Schedule 2.5: Intentionally Omitted

Schedule 2.7: Intentionally Omitted

Schedule 2.9: Intentionally Omitted

Schedule 2.10: Intentionally Omitted

Schedule 2.11.1: Intentionally Omitted

Schedule 2.11.2: Intentionally Omitted

Schedule 2.12: Intentionally Omitted

Schedule 2.13: Intentionally Omitted

Schedule 2.14: Intentionally Omitted

Schedule 2.16.1: Intentionally Omitted

Schedule 2.16.2: Intentionally Omitted

Schedule 2.17: Intentionally Omitted

Schedule 2.19: Intentionally Omitted

Schedule 2.20: Intentionally Omitted

Schedule 2.21: Intentionally Omitted

Schedule 2.24: Intentionally Omitted

Schedule 2.26: Intentionally Omitted

Schedule 2.27: Intentionally Omitted

Schedule 2.28: Intentionally Omitted

Schedule 2.29: Intentionally Omitted

Schedule 2.34: Intentionally Omitted

Schedule 2.35: Intentionally Omitted

Schedule 2.36: Intentionally Omitted

Schedule 2.37: Intentionally Omitted

Schedule 4.2: Intentionally Omitted

Schedule 5.1: Intentionally Omitted

Schedule A: Intentionally Omitted

EXHIBITS

Exhibit A: Intentionally Omitted

Exhibit B: Intentionally Omitted

Exhibit C: Intentionally Omitted

Exhibit D: Intentionally Omitted

Exhibit E: Intentionally Omitted

SCHEDULE A

Intentionally Omitted

Revolving Credit and Security Agreement
May 25, 2007

REVOLVING CREDIT AND SECURITY AGREEMENT

Dated as of May 17, 2007

between

NORTHSTAR HEALTHCARE SUBCO, L.L.C.,
as Borrower

and

HEALTHCARE VENTURES, LTD.,
as Lender

TABLE OF CONTENTS

Page

EXHIBITS:

REVOLVING CREDIT AND SECURITY AGREEMENT dated as of May 17, 2007 between NORTHSTAR HEALTHCARE SUBCO, L.L.C., a Delaware limited liability company (the "Borrower") and HEALTHCARE VENTURES, LTD., a Texas limited partnership (the "Lender").

W I T N E S S E T H:

WHEREAS, the Lender will make periodic Loans to the Borrower pursuant to the terms hereof; and

WHEREAS, the Borrower will secure its obligations hereunder to the Lender pursuant to the terms hereof.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties hereinafter set forth or incorporated herein, the Lender and the Borrower hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01. Definitions. Each term defined in this Section 1.01, when used in this Agreement, has the meaning indicated below. All terms used herein and defined in the Uniform Commercial Code shall have the same definitions herein as specified therein; provided, however, that if a term is defined in Article 9 of the Uniform Commercial Code differently than in another Article of the Uniform Commercial Code, the term shall have the meaning specified in Article 9 of the Uniform Commercial Code.

"Affiliate" shall mean as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with such Person. For purposes of this definition, control of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities, by contract or otherwise, provided that, in any event, any Person that owns directly or indirectly securities having 10% or more of the voting power for the election of directors (or Persons having similar management functions) of any other Person shall be deemed to control such other Person.

"Agreement" shall mean this Revolving Credit and Security Agreement, as amended, amended and restated, modified, supplemented or replaced from time to time.

"Borrowing Date" shall have the meaning assigned to such term in Section 2.02 hereof.

"Business Day" shall mean any day other than a Saturday, Sunday or other day on which banks located in Houston, Texas are authorized or required to close.

"Closing Date" shall mean May 17, 2007.

"Collateral" shall have the meaning given to such term in Section 5.01 hereof.

"Commitment" shall mean $5,000,000.00.

"Commitment Fee" shall have the meaning given to such term in Section 2.08 hereof.

"Covered Taxes" shall have the meaning given to such term in Section 3.01 hereof.

"Credit Termination Date" shall have the meaning given to such term in Section 5.08 hereof.

"Default" shall mean any Event of Default or any event which, with the giving of notice or lapse of time, or both, would become an Event of Default.

"Dollars" or "$" shall mean the lawful currency of the United States of America and, in relation to any amount to be advanced or paid hereunder, funds having same day or immediate value.

"Event of Default" shall mean each of the events set forth in Section 10.01 hereof.

"Governmental Authority" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, province or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Interest Payment Date" shall mean as to any Loan, the last Business Day of each month (commencing the last Business Day of May 2007), and the Maturity Date.

"Interest Period" shall mean with respect to any Loan and any applicable Interest Payment Date, the period from and including the Interest Payment Date immediately preceding such applicable Interest Payment Date, to but excluding such applicable Interest Payment Date.

"Laws" shall mean all laws, rules, regulations, orders and decrees of any Governmental Authority applicable to the Borrower.

"Lending Office" shall mean (i) Healthcare Ventures, Ltd., 4120 Southwest Freeway, Suite 150, Houston, Texas 77027 or (ii) such other office or offices as the Lender shall designate to be its lending office for purposes of this Agreement.

"LIBOR Rate" shall mean, for any Interest Period, the rate of interest per annum published on the Business Day immediately preceding the applicable Interest Payment Date for such Interest Period, in the "Borrowing Benchmarks, Money Rates" column (or any successor column) of The Wall Street Journal as the latest rate in the "London interbank offered rate, or Libor" section of such column, across from the words "one month". If such rate shall cease to be published or is not available for any reason, then the "LIBOR Rate" for the applicable Interest

Period shall be determined in a manner as shall be agreed upon by the Lender and the Borrower, or failing such agreement, the "LIBOR Rate" shall be the rate of interest quoted on the applicable Interest Payment Date by any commercial bank based in New York City selected by the Lender as the "30 day LIBOR rate".

"Lien" shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"Loan" shall mean any Loan made by the Lender pursuant to Section 2.01 hereof.

"Material Adverse Effect" shall mean, with respect to the Borrower, a material adverse effect on (a) the business, assets, operations or condition (financial or otherwise) of the Borrower, (b) the ability of the Borrower to perform any of its obligations under this Agreement, or (c) the rights of or benefits available to the Lender hereunder.

"Maturity Date" shall mean May 17, 2012.

"Notice of Borrowing" shall mean a notice of borrowing, substantially in the form of Exhibit B hereto, to be delivered by the Borrower to the Lender in connection with the Loan then being requested (as required by Section 2.02 hereof).

"Obligations" shall mean (i) the repayment of principal of and interest on all Loans and all other monetary obligations owing by the Borrower to the Lender hereunder and under the Revolving Credit Note; and (ii) all other obligations of the Borrower pursuant to this Agreement.

"Person" shall mean any natural person, corporation, association, company or other business entity, Governmental Authority or other entity.

"Revolving Credit Note" shall mean a note substantially in the form of Exhibit A hereto.

"Taxes" shall mean any and all taxes, levies, imposts, duties or other charges of a similar nature.

"Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect on the date hereof in the State of New York, provided that if by reason of mandatory provisions of law, the perfection or the effect of perfection or non perfection of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than New York, "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection.

Section 1.02. Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation" (to the extent not already followed by such words). The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (b) any reference to any law, rule or regulation herein shall be construed as referring to any amendment or modification of such law, rule or regulation, (c) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (d) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

ARTICLE II

REVOLVING CREDIT FACILITY

Section 2.01. The Commitment.

(a) The Lender agrees, upon the terms and subject to the conditions set forth in this Agreement to make loans (the "Loans") to the Borrower on any Business Day, and from time to time from the Closing Date to, but excluding, the Maturity Date, each in Dollars in immediately available funds, in a principal amount which, when added to the aggregate principal amount of all Loans then outstanding, does not exceed Commitment then in effect.

(b) Subject to the terms and conditions of this Agreement, at any time prior to the Maturity Date, the Borrower may borrow, repay and re-borrow Loans using the Commitment.

Section 2.02. Manner of Borrowing. The Borrower shall give the Lender a duly completed Notice of Borrowing in respect of each Loan not later than three (3) Business Days prior to the date of such Loan. Each such Notice of Borrowing shall specify: (i) the amount of such Loan, which shall be a maximum amount of not more than an amount equal to the Commitment then in effect minus the aggregate principal amount of all then-outstanding Loans; (ii) the date of such Loan (such date, a "Borrowing Date"); and (iii) instructions regarding the account to which such funds should be forwarded. The Lender shall make each Loan to be made by it under this Agreement by transferring, on the relevant Borrowing Date, the proceeds thereof in Dollars in immediately available funds, to the account of the Borrower identified in the applicable Notice of Borrowing.

Section 2.03. Repayment of Principal.

(a) Repayment at Maturity. The Borrower shall repay the aggregate outstanding principal amount of all Loans hereunder on the Maturity Date.

(b) Prepayment.

(i) The Borrower may prepay all or a portion of any Loan to the extent provided in Section 2.05.

(ii) If at any time the sum of the aggregate principal amount of all Loans outstanding shall exceed the Commitment hereunder, the Borrower will immediately prepay Loans to the extent necessary to eliminate such excess.

Section 2.04. Payment of Interest.

(a) Subject to Section 2.04(c) and Section 2.04(d) below, interest on each Loan shall be payable at a rate per annum (computed on the basis of a year of 360 days) equal to the LIBOR Rate plus 3% per annum. Interest shall be payable in arrears on each Loan on each Interest Payment Date for the applicable Interest Period; provided, that in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount being repaid or prepaid shall be payable on the date of such repayment or prepayment. The Lender shall determine the LIBOR Rate as soon as practicable on the Business Day immediately preceding the applicable Interest Payment Date in respect of the applicable Interest Period; and such determination shall be conclusive absent manifest error.

(b) Interest in respect of any Loan hereunder shall accrue from and including the date of such Loan, to but excluding, the date on which such Loan is paid.

(c) Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, then each Loan shall bear interest at a rate that is 2% per annum higher than the rate otherwise applicable under this Section.

(d) Anything in this Agreement or in the Revolving Credit Note to the contrary notwithstanding, the interest rate on the Loans shall in no event be in excess of the maximum rate permitted by law.

Section 2.05. Voluntary Prepayment. The Borrower may prepay the Loans in whole or in part at any time, provided that (a) the Borrower shall give the Lender not less than three (3) Business Days' irrevocable prior written notice of each prepayment, and (b) each prepayment shall be accompanied by the payment of accrued interest on the amount prepaid to the date of prepayment and by any additional amount owing under Section 2.09 hereof.

Section 2.06. Revolving Credit Note.

(a) The amount of each Loan shall be evidenced by an account or record maintained by the Lender in the ordinary course of business. The account or records maintained by the Lender shall be rebuttable presumptive evidence of the amount of the Loans made by the

Lender to the Borrower, and the interest and payments thereon. Any failure to so record or any error in so recording shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Loans.

(b) Upon the request of the Lender, the Borrower shall execute a Revolving Credit Note payable to the order of the Lender on account of the Loans made by the Lender. The amount of each Loan and each repayment or prepayment of principal shall be endorsed by the Lender on the schedule annexed to and constituting a part of each Revolving Credit Note; provided that the failure to make, or any error in making, any such endorsement on such schedule shall not limit, extinguish or in any way modify the obligation of the Borrower to repay such Loan.

Section 2.07. Termination/Reduction of the Commitment.

(a) Unless previously terminated, the Commitment shall terminate on the Maturity Date.

(b) Upon at least three (3) Business Days' prior written, facsimile or telephonic notice (provided that any such telephonic notice is immediately confirmed in writing) to the Lender, the Borrower may at any time in whole permanently terminate, or from time to time in part permanently reduce, the Commitment. In the case of a partial reduction, each such reduction of the Commitment shall be in a minimum aggregate principal amount of $100,000 or such greater amount which is an integral multiple of $100,000; provided, however, that the Commitment may not be reduced to an amount less than the aggregate principal amount of all Loans then outstanding. Each notice delivered by the Borrower pursuant to this Section 2.07(b) shall be irrevocable.

(c) Simultaneously with each termination or reduction of the Commitment, the Borrower shall pay to the Lender, the accrued and unpaid Commitment Fee on the amount of the Commitment so terminated or reduced through the date of such termination or reduction.

Section 2.08. Commitment Fee.

(a) The Borrower agrees to pay to the Lender on the last Business Day of each calendar month (beginning May, 2007) in each year prior to the Maturity Date, on the date of any termination or reduction of the Commitment (as provided in Section 2.07), and on the Maturity Date, a fee (the "Commitment Fee") of .25% per annum (computed on the basis of the actual number of days elapsed during the preceding period over a year of 365 or 366 days, as applicable) on the actual daily amount during the preceding period by which the Commitment (as the Commitment may be modified in accordance with the provisions of this Agreement) on the applicable day exceeded the aggregate principal amount of Loans the outstanding on such day. For purposes of this Section, "preceding period" with respect to a payment of the Commitment Fee shall mean the period commencing on the date of the immediately preceding payment of the Commitment Fee hereunder (or in the case of the first Commitment Fee due hereunder, the Closing Date) to, but excluding, the date on which the applicable Commitment Fee is being paid hereunder.

(b) The Commitment Fee shall commence to accrue on the Closing Date.

(c) All fees payable hereunder shall be paid on the dates due, in Dollars, in immediately available funds. Fees paid shall be fully earned on the due date, and once paid, shall not be refundable under any circumstances.

Section 2.09. Funding Losses. The Borrower will indemnify the Lender against, and on demand reimburse the Lender for, any loss, premium, penalty or expense that the Lender may pay or incur (including, without limitation, any loss or expense incurred by reason of the relending, depositing or other employment of funds acquired by the Lender to fund the Loans) as a result of any failure by the Borrower to prepay the Loans on the date specified therefor in a notice of prepayment delivered by the Borrower pursuant to Section 2.05 hereof or on the date otherwise required hereunder. The Lender shall furnish the Borrower with a certificate setting forth the basis for determining any loss, premium, penalty or expense to be paid to it hereunder, and such certificate shall be conclusive, absent manifest error, as to the contents thereof.

ARTICLE III

CHANGE IN CIRCUMSTANCES

Section 3.01. Taxes.

(a) Each payment by the Borrower to the Lender under this Agreement shall be made free and clear of, and without deduction for, any Taxes, other than any Taxes imposed on the overall net income of the Lender by the jurisdiction of its organization or by the jurisdiction in which its Lending Office is located (all such non-excluded Taxes being hereinafter referred to as "Covered Taxes"). If the Borrower shall be required by law to deduct any Covered Taxes from or in respect of any such payment, then (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section), the Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, and (iii) the Borrower shall pay on a timely basis the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b) The Borrower will indemnify the Lender for the full amount of Covered Taxes required to be paid by, or imposed, levied or assessed against the Lender. In addition, the Borrower shall pay to the Lender such amounts as may be necessary to hold the Lender harmless on an after-tax basis from any Taxes (including without limitation, income or franchise taxes) imposed by any jurisdiction as a result of the receipt or accrual by the Lender of any payment under this Section 3.01 (including any payment under this sentence). Any indemnification pursuant to this Section 3.01(b) shall be made within thirty (30) days from the date the Lender makes written demand therefor. A certificate setting forth any amount payable to the Lender under this Section 3.01 and the basis therefor submitted by the Lender to the Borrower shall, absent manifest error, be conclusive and binding.

(c) Within sixty (60) days after the date of any payment of Covered Taxes made under this Section 3.01, or the withholding of any Taxes excluded from indemnification under subsection (a) above, the Borrower will furnish to the Lender the original or a certified copy of a receipt, evidencing payment thereof, a statement signed by an officer responsible for

the Borrower's financial or accounting records setting forth the amount and identity of such Taxes (specifying the particular provisions of law requiring such withholding), and all additional information and documents that the Lender shall reasonably and in writing request to establish that full and timely payment of such Covered Taxes or other Taxes has been made.

(d) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 3.01 shall survive the prepayment or payment in full or in part of the Loans and the interest thereon and the termination of the Commitment hereunder.

ARTICLE IV

PAYMENTS

Section 4.01. Manner of Payments. Each payment required to be made by the Borrower under this Agreement shall be made by transferring the amount thereof in Dollars to the Lender not later than 5:00 p.m. (Houston, Texas time) on the date on which such payment shall become due. Each such payment shall be made without defense, set-off or counterclaim. Any payment received after 5:00 p.m. (Houston, Texas time) on any Business Day shall be deemed to have been received on the next following Business Day. If any payment under this Agreement shall become due on a day that is not a Business Day, then the due date thereof shall be extended to the next following day that is a Business Day, and such extension shall be taken into account in computing the amount of any interest then due and payable hereunder.

ARTICLE V

COLLATERAL SECURITY

Section 5.01. Collateral; Security Interest. To secure the Obligations, the Borrower hereby grants to the Lender, its successors and assigns, a security interest in and mortgage on and pledges and assigns to the Lender, its successors and assigns the following properties, assets and rights of the Borrower, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof (all of the same being hereinafter called the "Collateral"): all personal property, real property and fixtures of every kind and nature including, without limitation, all goods (including inventory, equipment and any accessions thereto), instruments (including promissory notes), documents, accounts, chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, insurance claims and proceeds, tort claims, and all general intangibles (including all intellectual property and payment intangibles).

Section 5.02. Further Assurances.

(a) The Borrower shall undertake, with respect to each item of Collateral pledged hereunder as security for a Loan, any and all actions deemed necessary by the Lender for the granting by the Borrower to the Lender of a valid, security interest in such Collateral.

Without limiting the generality of the foregoing, the Borrower shall take such steps as are necessary for the granting and perfection of a security interest in the Collateral. The Borrower also irrevocably authorizes the Lender at any time and from time to time to file in any Uniform Commercial Code jurisdiction, any initial financing statements and amendments to the extent necessary or desirable, to perfect the Lender's security interest in the Collateral or any portion thereof.

(b) At any time and from time to time, upon the written request of the Lender, and at the sole expense of the Borrower, the Borrower will promptly and duly execute and deliver, or will promptly cause to be executed and delivered, such further instruments and documents and take such further action as the Lender may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including, without limitation, the filing of any financing or continuation statements under the Uniform Commercial Code in effect in any jurisdiction with respect to the Liens created hereby.

Section 5.03. Lender's Appointment as Attorney-in-Fact.

(a) The Borrower hereby irrevocably constitutes and appoints the Lender and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Borrower and in the name of the Borrower or in its own name, from time to time in the Lender's discretion, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, the Borrower hereby gives Lender the power and right, on behalf of the Borrower, without assent by, but with prior notice to, the Borrower, if an Event of Default shall have occurred and be continuing, to do the following:

(i) to pay or discharge Taxes and Liens levied or placed on or threatened against the Collateral; and

(ii) (A) to direct any party liable for any payment under any Collateral to make payment of any and all moneys due or to become due thereunder directly to the Lender or as the Lender shall direct; (B) to ask or demand for, collect, receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Collateral; (C) to sign and endorse any invoices, assignments, verifications, notices and other documents in connection with any of the Collateral; (D) to commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect of any Collateral; (E) to defend any suit, action or proceeding brought against the Borrower with respect to any Collateral; (F) to settle, compromise or adjust any suit, action or proceeding described in clause (E) above and, in connection therewith, to give such discharges or releases as the Lender may deem appropriate; and (G) generally, to sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Lender were the absolute owner thereof for

all purposes, and to do, at the Lender's option and the Borrower's expense, at any time, and from time to time, all acts and things which the Lender deems reasonably necessary to protect, preserve or realize upon the Collateral and the Lender's Liens thereon and to effect the intent of this Agreement, all as fully and effectively as the Borrower might do.

The Borrower hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable until the Credit Termination Date.

(b) The Borrower also authorizes the Lender, at any time and from time to time, to execute, in connection with any sale provided for in Section 5.05 hereof, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral.

(c) The powers conferred on the Lender are solely to protect the Lender's interests in the Collateral and shall not impose any duty upon the Lender to exercise any such powers. The Lender shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Lender nor any of its officers, directors, or employees shall be responsible to the Borrower for any act or failure to act hereunder, except for its own gross negligence or willful misconduct.

Section 5.04. Proceeds. If an Event of Default shall have occurred and be continuing, upon the prior written notice from the Lender, (a) all proceeds of Collateral received by the Borrower shall be held by the Borrower in trust for the Lender, segregated from other funds of the Borrower, and, within two (2) Business Days of receipt by the Borrower, shall be turned over to the Lender in the exact form received by the Borrower (duly endorsed by the Borrower to the Lender, if required, in order to be negotiated by the Lender) and (b) any and all such proceeds received by the Lender (whether from the Borrower or otherwise) may, in the sole discretion of the Lender, be held by the Lender as collateral security for, and/or then or at any time thereafter may be applied by the Lender against, the Obligations (whether matured or unmatured), such application to be in such order as the Lender shall elect. Any balance of such proceeds remaining after the Credit Termination Date, shall be paid over to the Borrower or to whomsoever may be lawfully entitled to receive the same. For purposes hereof, proceeds shall include, but not be limited to, all principal and interest payments, all prepayments and payoffs, insurance claims, condemnation awards, sale proceeds, real estate owned rents and any other income and all other amounts received with respect to the Collateral.

Section 5.05. Remedies. If an Event of Default shall occur and be continuing, the Lender may exercise, in addition to all other rights and remedies granted to it in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a Lender and/or secured party under the Uniform Commercial Code. Without limiting the generality of the foregoing, the Lender without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon the Borrower or any other Person (each and all of which demands, presentments, protests, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize

upon the Collateral or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels or as an entirety at public or private sale or sales, at any exchange, broker's board or office of the Lender or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Lender shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in the Borrower, which right or equity is hereby waived or released. The Borrower further agrees, at the Lender's request, to assemble the Collateral and make it available to the Lender at places which the Lender shall reasonably select, whether at the Borrower's premises or elsewhere. The Lender shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale (after deducting all reasonable costs and expenses of every kind incurred therein or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Lender hereunder, including without limitation reasonable attorneys' fees and disbursements), to the payment in whole or in part of the Obligations, in such order as the Lender may elect, and only after such application and after the payment by the Lender of any other amount required by any provision of law, including without limitation Section 9-608(a)(1)(c) of the Uniform Commercial Code, to the Borrower. To the extent permitted by applicable law, the Borrower waives all claims, damages and demands it may acquire against the Lender arising out of the exercise by the Lender of any of its rights hereunder, other than those claims, damages and demands arising from the gross negligence or willful misconduct of the Lender. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least ten (10) days before such sale or other disposition. The Borrower shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral (net of costs incurred in connection with such sale or other disposition) are insufficient to pay the Obligations and the fees and disbursements of any attorneys employed by the Lender to collect such deficiency.

Section 5.06. Limitation on Duties Regarding Preservation of Collateral. The Lender's duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the Uniform Commercial Code or otherwise, shall be to deal with it in the same manner as the Lender deals with similar property for its own account. Neither the Lender nor any of its directors, officers or employees shall be liable for failure to demand, collect or realize upon all or any part of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Borrower or otherwise.

Section 5.07. Powers Coupled with an Interest. All authorizations and agencies herein contained with respect to the Collateral are irrevocable and powers coupled with an interest.

Section 5.08. Release of Security Interest.

(a) Upon termination of the Commitment hereunder in its entirety, the payment in full to the Lender of all Obligations and the performance of all obligations of the

Borrower then due under this Agreement (the date on which all of the foregoing has occurred shall be referred to herein as the "Credit Termination Date"), the Lender shall release its security interest in any remaining Collateral.

(b) The Lender hereby agrees that in connection with the sale, exchange or disposition by the Borrower of any asset included in the Collateral, provided, no Event of Default has occurred and is then continuing, the Lender will release the Lien granted to it on such asset.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01. Initial Conditions. This Agreement will become effective as of the date hereof subject to the satisfaction (or waiver in accordance with Section 11.02) of each of the following conditions precedent:

(a) Credit Agreement. This Agreement shall have been duly executed by the Borrower and the Lender.

(b) Borrower Documents. The Lender shall have received (i) a certificate from a Governmental Authority of the jurisdiction of the Borrower's organization certifying that the Borrower is in good standing under the laws of such jurisdiction; (ii) a certificate from an officer of the Borrower, certifying (A) as to the incumbency and signatures of the officers of the Borrower authorized to execute and deliver this Agreement and any certificate or other document to be furnished pursuant hereto, (B) that attached thereto are true and complete copies of the organizational documents of the Borrower, and (C) that attached thereto is a true and complete copy of the resolutions of the Board of Managers of the Borrower authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (iii) a certificate from an appropriate officer of the Borrower certifying that, to the best knowledge of such officer, the representations and warranties contained in Article VII hereof are true and complete and no Default has occurred and is continuing.

(c) Liens. The Lender shall be satisfied that all financing statements and other filings under applicable law necessary to provide the Lender with a perfected security interest as contemplated hereunder have been delivered to the Lender in satisfactory form for filing.

(d) Consents. (i) All governmental consents, approvals and authorizations necessary or, in the opinion of the Lender, advisable in connection with the Borrower's performance under this Agreement shall have been obtained by the Borrower; (ii) all necessary consents of any other third party shall have been obtained or entered into; and (iii) there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose materially burdensome conditions on the transactions contemplated hereby.

(e) Payment of Fees. (i) The Lender shall have received, by wire transfer of immediately available funds, in Dollars, the upfront commitment fee in the amount of $25,000;

and (ii) the Lender and its counsel shall have received payment in full of all other applicable and invoiced fees and expenses in connection with the transactions contemplated herein.

(f) Representations and Warranties. The representations and warranties contained in Article VII hereof shall be true and correct.

(g) No Event of Default. No Event of Default shall have occurred and be continuing.

(h) Additional Documents. The Lender shall have received such other documents, certificates, financial or other information, or opinions as the Lender may reasonably request.

Section 6.02. Conditions Precedent to Each Loan. The obligation of the Lender to make any Loan hereunder is subject to the satisfaction of all of the following conditions precedent on the date such Loan is to be made: (i) the representations and warranties set forth in Article VII of this Agreement shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the time of such Loan and (ii) the Borrower shall be in compliance with all the terms and provisions set forth herein on its part to be observed and performed, and no Event of Default shall have occurred and be continuing at the time of such Loan hereunder.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender that:

Section 7.01. Status. The Borrower (a) is a duly organized and validly existing limited liability company in good standing under the laws of Delaware, (b) is duly licensed or qualified to do business and in good standing in each jurisdiction where the failure to be so licensed or qualified could have a Material Adverse Effect, and (c) has all requisite power and authority to own its properties and conduct its business as presently conducted and to execute and deliver, and to perform its obligations under, this Agreement.

Section 7.02. No Litigation, Etc. No suit, action or other proceeding, investigation or injunction, or final judgment (collectively, "Litigation"), is pending or, to the Borrower's knowledge, threatened before any court, governmental or administrative agency or arbitrator which Litigation was commenced by a Person (other than the Lender or any of its Affiliates) and in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement.

Section 7.03. Binding Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Borrower. This Agreement has been duly executed and delivered by the Borrower and constitutes the legal, valid and binding obligation of the Borrower, enforceable according to its terms, subject, as to enforceability, to applicable bankruptcy, insolvency and similar laws affecting creditors' rights

generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 7.04. Authorizations. Except for those that have been obtained as of the date hereof, no authorization, consent, approval, registration, filing, exemption or license with or from any Governmental Authority or any other third party is necessary for the borrowing hereunder, for the execution and delivery of this Agreement, or for the performance by the Borrower of its obligations hereunder.

Section 7.05. Compliance with Laws. The Borrower is in compliance with the requirements of all applicable Laws, except those the non-compliance with which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 7.06. Collateral. The Lender has a valid and perfected security interest in the Collateral to the extent such security interest can be perfected by filing a financing statement or obtaining possession in accordance with the Uniform Commercial Code of the jurisdiction the law of which governs the perfection of such interest.

Section 7.07. Liens. Except for Liens permitted under Section 9.01 hereof, no Liens exist with respect to the Collateral.

ARTICLE VIII

AFFIRMATIVE COVENANTS

The Borrower hereby covenants and agrees that until the Credit Termination Date:

Section 8.01. Payment of Taxes. The Borrower will pay and discharge all material taxes, assessments and governmental charges or levies imposed upon it or upon its income or properties, prior to the date on which penalties attach thereto, except to the extent that any such tax, assessment, charge or levy is being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Borrower if such reserves are required by generally accepted accounting principles.

Section 8.02. Preservation of Existence. The Borrower will preserve and maintain its existence, rights, franchises and privileges, except in the case of rights, franchises and privileges, where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

Section 8.03. Compliance with Laws. The Borrower will comply with the requirements of all applicable Laws, the non-compliance with which could, individually or in the aggregate, have a Material Adverse Effect.

Section 8.04. Notice of Certain Events. The Borrower will promptly, and in any event not more than three (3) Business Days after obtaining knowledge thereof, notify the Lender of (a) the occurrence of any Default or (b) the commencement of any litigation or governmental proceeding affecting the Borrower which would have a Material Adverse Effect.

Section 8.05. Use of Proceeds. The Borrower will use the proceeds of the Loans solely for financing the Borrower's and its Affiliates' ordinary working capital, capital expenditures and other corporate purposes.

Section 8.06. Promissory Notes and Tangible Chattel Paper. If the Borrower shall at any time hold or acquire any promissory notes or tangible chattel paper, the Borrower shall forthwith endorse, assign and deliver the same to the Lender, accompanied by such instruments of transfer or assignment duly executed in blank as the Lender may from time to time specify.

Section 8.07. Deposit Accounts. For each deposit account the Borrower at any time opens or maintains, the Borrower shall, at the Lender's request and option, either (a) cause the depositary bank to enter into a written agreement or other authenticated record with the Lender, in form and substance satisfactory to the Lender, pursuant to which such depositary bank shall agree, among other things, to comply at any time with instructions of the Lender, to such depositary bank directing the disposition of funds from time to time credited to such deposit account, without further consent of the Borrower, or (b) arrange for the Lender, to become the customer of the depositary bank with respect to the deposit account, with the Borrower being permitted, only with the consent of the Lender, to exercise rights to withdraw funds from such deposit account. The Lender agrees with the Borrower that the Lender shall not give any such instructions or withhold any withdrawal rights from the Borrower, unless an Event of Default has occurred and is continuing. The foregoing provisions of this Section 8.07 shall not apply to (i) deposit accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of the Borrower's salaried employees and (ii) deposit accounts specially and exclusively used for petty cash, or other similar use, having account balances which do not exceed at any time $50,000 in the aggregate.

Section 8.08. Collateral in the Possession of a Bailee. If any goods of the Borrower are at any time in the possession of a bailee, the Borrower shall promptly notify the Lender thereof and, if requested by the Lender, shall promptly obtain an acknowledgement from such bailee, in form and substance satisfactory to the Lender, that such bailee holds such Collateral for the benefit of the Lender and shall act upon the instructions of the Lender, without the further consent of the Borrower. The Lender agrees with the Borrower that the Lender shall not give any such instructions unless an Event of Default has occurred and is continuing. Notwithstanding the foregoing, to the extent the Borrower is unable to promptly obtain an acknowledgement from such bailee, then, at the request of the Lender, the Borrower shall promptly move such Collateral to a bailee that shall authenticate a record acknowledging that it is holding the Collateral for the benefit of the Lender.

Section 8.09. Title to Assets. The Borrower will maintain good title to all of its assets free and clear of any Liens, except Liens permitted pursuant to Section 9.01 hereof.

ARTICLE IX

NEGATIVE COVENANTS

The Borrower hereby covenants and agrees that, until the Credit Termination Date:

Section 9.01. Liens. The Borrower will not create, incur, assume or permit to exist any Lien upon the Collateral, other than (a) Liens created under this Agreement; (b) Liens created by the Borrower in favor of Northstar Healthcare Acquisitions, L.L.C. pursuant to that certain Subordinated Indemnity Agreement dated as of the 17th day of May, 2007; (c) Liens created by the Borrower in favor of the Lender pursuant to that certain Reimbursement Agreement dated as of May 17, 2007 among Northstar Healthcare Inc., the Borrower, Northstar Healthcare General Partner, L.L.C., Northstar Healthcare Limited Partner, L.L.C. and the Lender; (d) Liens for taxes, assessments, charges or other governmental levies not delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Borrower to the extent required by generally accepted accounting principles; (e) Liens in connection with worker's compensation, unemployment insurance or social security obligations; (f) mechanics', workers', materialmen's, operators', carriers', or other like Liens arising in the ordinary and normal course of business with respect to obligations which are not due or which are being contested in good faith by appropriate proceedings; and (g) other Liens which do not individually, or in the aggregate, result in a Material Adverse Effect.

Section 9.02. Changes in Jurisdiction of Organization, Name, etc. The Borrower shall not (i) change its name from that indicated in the public record of its jurisdiction of organization, (ii) change its location (within the meaning of Section 9-307 of the Uniform Commercial Code) or (iii) change its name, identity or corporate structure so as to make any financing statement seriously misleading, unless in any such case it shall have given the Lender at least ten (10) days prior written notice thereof and shall have delivered to the Lender all Uniform Commercial Code financing statements and amendments thereto as the Lender shall request and taken all other actions deemed necessary by the Lender to continue its perfected status in the Collateral.

ARTICLE X

EVENTS OF DEFAULT

Section 10.01. Events of Default. If any one or more of the following events (an "Event of Default") shall occur and be continuing, the Lender shall be entitled to exercise the remedies set forth in Section 10.02 hereof:

(a) (i) the Borrower shall default in the payment of any principal of any Loan as and when the same shall be due and payable, whether at the due date thereof, by reason of maturity, acceleration or otherwise; or (ii) the Borrower shall default in the payment of interest on any Loan, the Commitment Fee or other amount (other than principal of a Loan referred to in clause (i) of this Section 10.01(a)) owing under this Agreement, when and as the same shall

become due and payable, whether at the due date thereof, by acceleration thereof or otherwise, and such default shall continue unremedied for three (3) Business Days; or

(b) the Borrower shall fail to perform or observe the obligations contained in Section 8.02 with respect to the existence of the Borrower; or

(c) the Borrower shall fail to perform or observe any other covenant or obligation of the Borrower pursuant to this Agreement (other than those specified in clause (b) of this Section 10.01), and such failure shall continue for thirty (30) days after the earlier of notice from the Lender and the date the Borrower had actual knowledge thereof; or

(d) any representation or warranty made or deemed made by the Borrower in this Agreement, or any certificate, financial statement or other document delivered pursuant hereto shall be false in any material respect on any date as of which made or deemed made or shall be breached; or

(e) the Borrower shall generally not pay or shall become unable to pay its debts as they become due or shall admit in writing its inability to pay its debts, or shall make a general assignment for the benefit of creditors; or the Borrower shall commence any case, proceeding or other action seeking to have an order for relief entered on its behalf as a debtor or to adjudicate it a bankrupt or insolvent or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property or shall file an answer or other pleading in any such case, proceeding or other action admitting the material allegations of any petition, complaint or similar pleading filed against it or consenting to the relief sought therein; or

(f) any involuntary case, proceeding or other action against the Borrower shall be commenced seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, and such case, proceeding or other action (i) results in the entry of any order for relief against it or (ii) shall remain undismissed for a period of sixty (60) days; or

(g) any Lien upon the Collateral created in favor of the Lender under this Agreement shall cease to be, or shall be asserted by the Borrower not to be, a valid and perfected security interest (except as permitted by this Agreement), and such failure shall not have been cured within fifteen (15) days after written notice thereof shall have been given to the Borrower by the Lender; provided, that no defects with respect to a Lien granted or purported to be granted to the Lender hereunder shall give rise to an Event of Default under this paragraph unless such defects shall adversely affect the aggregate value of the Collateral by an aggregate amount of $1,000,000 or more.

Section 10.02. Default Remedies. If any Event of Default shall occur and be continuing, then and in every such event, and at any time thereafter during the continuance of such Event of Default, the Lender may, by notice to the Borrower, terminate forthwith the Commitment and/or declare the Loans to be forthwith due and payable, whereupon the Loans shall become forthwith due and payable both as to principal and interest together with all other amounts payable by the Borrower to the Lender in connection with this Agreement, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived anything in this Agreement, Revolving Credit Note or any other document executed in connection herewith notwithstanding; provided that if any Event of Default set forth in paragraph (e) or (f) of Section 10.01 hereof shall occur with respect to the Borrower, then without any notice to the Borrower or any other act by any other Person, the Commitment shall terminate and each Loan, interest thereon and all such other amounts shall become forthwith due and payable, all without presentment, demand, protest or notice of any kind, all of which are expressly waived anything in this Agreement, Revolving Credit Note or any other document executed in connection herewith notwithstanding.

Section 10.03. Setoff. The Lender is hereby authorized at any time and from time to time, upon the occurrence and during the continuance of any Event of Default, without prior notice to the Borrower, to the fullest extent permitted by law, to set off and apply any and all balances, credits, deposits (general or special, time or demand, provisional or final), accounts or monies at any time held and other indebtedness at any time owing by the Lender or by any of its affiliates to or for the account of the Borrower against any and all of the amounts owing by the Borrower under this Agreement, whether or not the Lender shall have made any demand hereunder or thereunder. The rights of the Lender under this Section 10.03 are in addition to, and do not derogate from or impair, other rights and remedies (including, without limitation, other rights of setoff) which the Lender may have.

Section 10.04. Default Interest. Any amount (whether of principal, interest, fees or otherwise) payable hereunder that is not paid when due shall bear interest, payable on demand, from and including the date of default until paid in full at a rate equal to the rate then payable prior to the date of such default plus 2% per annum.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01. Assignment. Neither the Borrower nor the Lender may assign its respective rights or obligations under this Agreement without the prior written consent of the other party hereto, which consent may be given or withheld in the sole and absolute discretion of such other party.

Section 11.02. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrower and the Lender. Any waiver or consent in accordance with the foregoing shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on the Borrower in any case, will entitle the Borrower to any or further notice in the same, similar or other circumstance.

Section 11.03. Notices. All notices, requests, demands and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party at its address, or facsimile number set forth below or such other address or telecopier number as such party may hereafter specify by notice to the other party.

If to the Lender:

Healthcare Ventures, Ltd.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027
Attention: Chief Executive Officer
Facsimile: (713) 355-8615
Telephone: (713) 355-8614

with a copy to:

Cokinos, Bosien & Young
2919 Allen Parkway, Suite 1500
Houston, Texas 77019
Attention: Douglas A. Samuelson
Facsimile: (713) 535-5533
Telephone: (713) 535-5500

If to the Borrower:

Northstar Healthcare Subco, L.L.C.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027
Attention: Chief Executive Officer
Facsimile: (713) 355-8615
Telephone: (713) 355-8614

Each such notice, request or other communication shall be effective when actually received.

Section 11.04. Expenses; Indemnification. The Borrower agrees to pay all out-of-pocket costs and expenses, including the reasonable fees and disbursements of counsel, incurred by the Lender in connection with (i) the preparation, execution and delivery of this Agreement and (ii) any amendments and waivers hereof or thereof. The Borrower also agrees to pay all out-of-pocket costs and expenses, including the fees and disbursements of counsel, incurred by the Lender in connection with the enforcement of this Agreement and the collection of any amounts owing hereunder. In addition, the Borrower will indemnify the Lender against, and on demand reimburse the Lender for, any and all liabilities, obligations, losses, damages, penalties, stamp and other similar taxes, actions, judgments, costs, expenses or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against the Lender in any way relating to or arising out of this Agreement; provided that the Borrower shall not be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the Lender. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 11.04 shall survive the termination of this Agreement and the Credit Termination Date.

Section 11.05. Cumulative Rights; No Waiver. The rights, powers and remedies of the Lender hereunder are cumulative and in addition to all rights, powers and remedies provided under any and all agreements relating hereto, at law, in equity or otherwise. Neither any delay nor any omission by the Lender to exercise any right, power or remedy shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise thereof or any exercise of any other right, power or remedy.

Section 11.06. Counterparts. This Agreement may be executed by each party hereto on separate counterparts, and each such counterpart, when executed and delivered, shall be deemed an original and all such counterparts, taken together, shall constitute one and the same Agreement. Delivery of an executed signature page hereof by electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

Section 11.07. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 11.08. Headings. The Article and Section headings in this Agreement are for convenience of reference only and shall not affect the interpretation hereof.

Section 11.09. **GOVERNING LAW. THIS AGREEMENT AND ANY REVOLVING CREDIT NOTE HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ALL RESPECTS IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.**

Section 11.10. Consent to Jurisdiction. Each of the Borrower and the Lender irrevocably submits to the non-exclusive jurisdiction of the Federal courts of the United States for the Southern District of New York and any court of the State of New York located in the County of New York in any action, suit or proceeding relating in any way to this Agreement and any Revolving Credit Note hereunder and agrees that service of process in any such action, suit or proceeding may be effected by mailing a copy thereof by registered or certified mail, addressed to it at its address as provided for notices hereunder. Each of the Borrower and the Lender hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of any action or proceeding in the Federal Courts of the United States for the Southern District of New York or the Supreme Court of the State of New York, County of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 11.11. **WAIVER OF JURY TRIAL. EACH OF THE BORROWER AND THE LENDER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM OF ANY NATURE ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.**

EACH OF THE BORROWER AND THE LENDER ACKNOWLEDGES THAT THE FOREGOING WAIVER IS KNOWING AND VOLUNTARY.

Section 11.12. Successors. This Agreement shall be binding on, inure to the benefit of and be enforceable by, each of the Borrower and the Lender and their respective permitted successors and assigns.

[Remainder of page left blank intentionally; signatures follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*
Name: Donald L. Kramer, M.D.
Title: President

HEALTHCARE VENTURES, LTD., by HEALTHCARE VENTURES MANAGEMENT CORP., its sole General Partner

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*
Name: Donald L. Kramer, M.D.
Title: President

EXHIBIT A

FORM OF REVOLVING CREDIT NOTE

NORTHSTAR HEALTHCARE SUBCO, L.L.C., a Delaware limited liability company (the "Borrower"), for value received, hereby promises to pay to the order of Healthcare Ventures, Ltd. (the "Lender"), at 4120 Southwest Freeway, Suite 150, Houston, Texas 77027, or such other office as the Lender may designate, the principal amount of Five Million Dollars ($5,000,000.00), or, if less, the unpaid principal amount of all Loans outstanding and owing to the Lender under that certain Revolving Credit and Security Agreement dated as of May 17, 2007 between the Borrower and the Lender (as the same may from time to time be amended, amended and restated, modified, supplemented or replaced, the "Agreement"). Capitalized terms used herein have the meanings given to them in the Agreement. The Loans shall be due and payable as provided in the Agreement. The Borrower also promises to pay interest on the unpaid principal amount hereof from time to time outstanding, at such interest rate and on such dates as are determined pursuant to the Agreement. All such principal and interest shall be payable in lawful money of the United States of America in same day funds in the manner prescribed in the Agreement.

The date and amount of each Loan and each payment and prepayment of principal thereof shall be endorsed by the Lender on the schedule attached and made a part hereof, provided that the failure to make any such endorsement on such schedule shall not limit, extinguish or in any way modify the obligation of the Borrower to repay the Loans strictly in accordance with the Agreement.

This Note is a Revolving Credit Note referred to in the Agreement, is subject to prepayment upon the terms provided in said Agreement and is secured by "Collateral" as defined in the Agreement.

The Company hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

This Note shall be governed by and construed in accordance with the laws of the State of New York.

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

EXHIBIT B

NOTICE OF BORROWING

Date: ____________ ___, _____

To: Healthcare Ventures, Ltd., in connection with the Revolving Credit and Security Agreement, dated as of May 17, 2007 (as amended, amended and restated, modified, supplemented or replaced from time to time, the "Agreement"), between Northstar Healthcare Subco, L.L.C. and Healthcare Ventures, Ltd.

Ladies and Gentlemen:

The undersigned, Northstar Healthcare Subco, L.L.C. (the "Borrower") refers to the Agreement. Terms used herein and not otherwise defined shall have the meanings set forth in the Agreement. The Borrower hereby gives you notice irrevocably, pursuant to Section 2.02 of the Agreement, of the borrowing (the "Borrowing") specified below:

1. The aggregate amount of the proposed Borrowing is $[_______________].
2. The Business Day of the proposed Borrowing is [_______________].
3. Funds should be forwarded in same day funds to the Borrower's account in accordance with the following instructions:

[*Insert Name of Bank*]
ABA#: [__________]
For further credit to: Northstar Healthcare Subco, L.L.C.-General Account
#[_________]

NORTHSTAR HEALTHCARE SUBCO, L.L.C.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

Sale and Repurchase Agreement
May 25, 2007

SALE AND REPURCHASE AGREEMENT

This SALE AND REPURCHASE AGREEMENT, dated as of May 17, 2007 by and between NORTHSTAR HEALTHCARE INC., a corporation incorporated under the laws of British Columbia ("Northstar") and NORTHSTAR HEALTHCARE HOLDINGS, INC., a company incorporated under the laws of State of Delaware ("Holdings").

A. On the Initial Purchase Date (as such term is defined hereinafter) Northstar wishes to purchase from Holdings and Holdings wishes to sell to Northstar 97,032 Class A Units (the "Initial Class A Units") of Northstar Healthcare Acquisitions, L.L.C. ("Acquisitions"), a limited liability company formed under the laws of the State of Delaware, on the terms and subject to the conditions set forth herein.

B. On the Additional Purchase Date (as such term is defined hereinafter) Northstar wishes to purchase from Holdings and Holdings wishes to sell to Northstar, in the aggregate, up to 13,882 Class A Units (the "Additional Class A Units" and, together with the Initial Class A Units, the "Class A Units") of Acquisitions, on the terms and subject to the conditions set forth herein.

C. On the Mandatory Repurchase Date and/or each Optional Repurchase Date (as such terms are defined hereinafter) Holdings wishes to repurchase from Northstar and Northstar wishes to resell to Holdings the Class A Units, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations and agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Holdings and Northstar hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. The following terms, whenever used in this Agreement have the meanings set forth below or in the Sections of this Agreement indicated below:

"*Acquisitions*" has the meaning set forth in the recitals hereto.

"*Additional Class A Units*" has the meaning set forth in the recitals hereto.

"*Additional Closing*" shall have the meaning set forth in Section 2.04(a).

"*Additional Purchase Date*" shall have the meaning set forth in Section 2.04(a).

"*Additional Purchase Price*" means, with respect to any purchase of Additional Class A Units, an amount equal to the product of (x) the number of Additional Class A Units purchased on the relevant Additional Purchase Date, and (y) the Unit Price.

"*Additional Subscription Note*" means any promissory note or notes made by Holdings in favor of Acquisitions in payment of the subscription price of any Additional Class A Units issued by Acquisitions on or after the Initial Closing Date.

"*Agreement*" means this Sale and Repurchase Agreement, as the same may be amended, modified or restated from time to time.

"*Asset Disposition*" means any sale, lease, transfer or other disposition (in any of one or a series of related sales, leases, transfers or dispositions) by any of Holdings or the Guarantor (each referred to for the purposes of this definition as a "disposition") of (a) any equity interest in the Guarantor, or (b) any other assets of Holdings or the Guarantor outside of the ordinary course of business, provided that any such disposition for proceeds, or having an aggregate value, in excess of US$10,000,000.00 shall be deemed to be outside the ordinary course of business, but excluding any such disposition to Holdings or the Guarantor, as applicable.

"*Business Day*" means a day other than (i) a Saturday or Sunday, (ii) any day on which banking institutions are authorized or required by law, executive order or governmental decree to be closed in the State of New York or (iii) any day on which the New York Stock Exchange is closed or any day on which the Federal Reserve Banks are closed.

"*Capital Lease*" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

"*Capital Lease Obligation*" means, for any Person, the amount of the liability shown on the balance sheet of such Person in respect of a Capital Lease determined in accordance with GAAP.

"*Capital Stock*" means, (i) with respect to a corporation, any series or class of capital stock (whether common or preferred), (ii) with respect to a partnership, partnership interests (whether general or limited), (iii) with respect to a limited liability company, membership interests (whether common or preferred), and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"*Cash Interest Expense*" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Debt of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs made or payments received of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP); provided that, in the case of Holdings, the definition "Cash Interest Expense" shall also include any and all dividend payments made by Acquisitions in respect of the Class A Units.

"*Class A Units*" has the meaning set forth in the recitals hereto.

"*Consolidated Debt-to-Equity Ratio*" means the ratio of (1) all Debt of Holdings and its Subsidiaries, on a consolidated basis on the relevant Test Date, to (2) the value of the

Equity Interests of Holdings and its Subsidiaries, on a consolidated basis on the same Test Date, all calculated in accordance with GAAP.

"*Consolidated Interest Coverage Ratio*" means the ratio calculated by dividing the EBITDA for Holdings and its Subsidiaries, on a consolidated basis for the four most recent calendar quarters ending on the relevant Test Date, by the Cash Interest Expense of Holdings, and its Subsidiaries, on a consolidated basis, for the same period.

"*Consolidated Leverage Ratio*" means the ratio of (1) all Debt of Holdings and its Subsidiaries, on a consolidated basis on the relevant Test Date, to (2) the EBITDA for Holdings and its Subsidiaries, on a consolidated basis for the four most recent calendar quarters ending on the same Test Date, all calculated in accordance with GAAP.

"*Control*", "*Controlled*" and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, directly or indirectly, through the ownership of securities, by contract or otherwise, to direct the management and policies of the other Person, and includes, in the case of a corporation, the ownership, either directly or indirectly through one or more Persons, of securities of such corporation carrying sufficient votes to elect the majority of the directors of such corporation either under all circumstances or under some circumstances that have occurred and are continuing, other than securities held as collateral for a *bona fide* debt.

"*Debt*" means, for any Person, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) the deferred purchase price of assets, services, Capital Stock or other Equity Interests in a business, (iii) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (iv) all indebtedness of another Person secured by any lien on any property owned by such Person, whether or not such indebtedness has been assumed, (v) all capital lease obligations of such Person, (vi) all indebtedness evidenced by bonds, notes, debentures or similar instruments, and (vii) all guarantees of any obligations that constitute Debt of another Person; provided that, in the case of Holdings, the definition "Debt" (a) shall also include all repurchase obligations of Holdings under this Agreement, and (b) shall not include (1) any obligation of Holdings to any of its subsidiaries (2) any liability for Federal, state, local or other taxes owed or owing, or (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

"*Distributions*" means with respect to any Person, the amount of (i) any dividend or other distribution on issued shares, units or other equity or debt securities of the Person or any of its Subsidiaries; (ii) distributions by a Person (in cash, property or obligations) on, or other payments or distributions on account of, or the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition of, any portion of any ownership interest in such Person (including but not limited to, capital stock) or of any warrants, options or other rights to acquire any such interest (or any payments to any Person, such as any "phantom stock" payments, where the amount thereof is calculated with reference to fair market or equity value of such Person); (iii) any principal payment on, or defeasance of, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment of any subordinated indebtedness that is held by such Person, other than Holdings or another Guarantor; (iv) dividends or distributions solely in the form of Equity Interests or repurchases of Equity Interests which may be deemed to occur upon exchange or exercise of other outstanding Equity Interests; and (v) the redemption, repurchase or other acquisition for

value of Capital Stock of Holdings representing fractional shares of such capital stock in connection with a merger, consolidation, amalgamation or other combination involving Holdings.

"*EBITDA*" means, as to any Person, with reference to any period, net income of such Person for such period plus the sum of all amounts deducted in arriving at such net income amount in respect of (a) Cash Interest Expense for such period, (b) federal, state, and local income taxes for such period, and (c) depreciation of fixed assets and amortization of intangible assets for such period.

"*Environmental Laws*" means any Law, which, in each case, relates to or otherwise imposes liability or standards of conduct concerning discharges, spills, releases or threatened releases of noises, odors or any Substances into, or the presence of noises, odors or any Substances in, ambient air, ground or surface water or land, municipal or other works (including sewers and storm drains) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, discharge, release, disposal, clean-up, transport or handling of Substances, as now or at any time hereafter in effect.

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"*Event of Bankruptcy*" means: (a) Holdings or any of its Subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall take any corporate action to authorize any of the foregoing; (b) an involuntary case or other proceeding shall be commenced against Holdings or any of its Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; (c) an order for relief shall be entered against Holdings or any of its Subsidiaries under the United States Federal bankruptcy laws as now or hereafter in effect; or (d) Holdings or any of its Subsidiaries shall fail generally to, or admit in writing its inability to, pay its debts as they become due.

"*Event of Default*" has the meaning set forth in Section 8.01(a) herein.

"*Financial Model*" means a seventeen year IPO financial projection model for Northstar and its subsidiaries on a consolidated basis.

"*GAAP*" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination.

"*Governmental Authority*" means any nation or government, any state, county, municipality or other political subdivision thereof or any governmental body, agency, authority, department or commission (including, without limitation, any taxing authority) or any instrumentality or officer of any of the foregoing (including, without limitation, any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation, partnership or other entity directly or indirectly owned by or controlled by the foregoing.

"*Governmental Authorization*" means any consent, authorization, approval, license, exemption, permit or franchise of any Governmental Authority.

"*Governmental Filing*" means any filing, application, registration or notice to or with any Governmental Authority.

"*Governmental Requirement*" means any judgment, proclamation, decree, edict, injunction, order, ruling, code, statute, act, rule, regulation, ordinance or other law, or any requirement having the effect of any of the foregoing, of any Governmental Authority.

"*Guarantor*" means Acquisitions.

"*Guaranty*" means that certain Guaranty made by the Guarantor dated as of the date hereof in favor of Northstar.

"*Hedge Agreement*" means any foreign currency contract, foreign currency, interest or commodity swap or other currency hedging arrangement of Holdings or the Guarantor entered into in the ordinary course of business and not for speculative purposes.

"*Holdings*" has the meaning set forth in the recitals hereto.

"*Initial Class A Units*" has the meaning set forth in the recitals hereto.

"*Initial Closing*" shall have the meaning set forth in Section 2.02(a).

"*Initial Purchase Date*" shall have the meaning set forth in Section 2.02(a).

"*Initial Purchase Price*" means $97,032,000.00.

"*Initial Subscription Note*" means that certain promissory note dated May 17, 2007, made by Holdings in favor of Acquisitions in the face principal amount of $97,032,000.00 in payment of the subscription price of the Initial Class A Units.

"*Investments*" means all investments by Holdings or the Guarantor in other Persons in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Debt, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of Holdings in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

"*Law*" means, collectively, any and all international, federal, state and local laws, statutes, acts, treaties, codes, ordinances, rules, regulations and administrative or judicial precedents or authorities (including any judgment, proclamation, decree, edict, injunction, ruling, action or administration by any Governmental Authority) binding on or affecting the Person referred to in the context in which the term is used.

"*Lien*" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset; provided, however, that the restrictions on transfer in respect of the Class A Units set forth in Section 7.01 shall not constitute a Lien.

"*Mandatory Repurchase Closing*" has the meaning set forth in Section 3.01(b).

"*Mandatory Repurchase Date*" means the earliest of (i) the twelfth anniversary of the Initial Closing Date (or if such date is not a Business Day, the next succeeding Business Day, (ii) the date on which an Event of Bankruptcy occurs, or (iii) the second Business Day following the date upon which Northstar delivers to Holdings a Repurchase Demand Notice pursuant to the last paragraph of Section 8.01(a).

"*Net Worth*" at a particular date, shall mean (a) the aggregate amount of all assets of Holdings as may properly be classified as such in accordance with GAAP consistently applied and such other assets as are properly classified as "intangible assets", less (b) the aggregate amount of all Debt of Holdings, less (c) the aggregate amount of all loans of Holdings to any Person other than the Guarantor.

"*Northstar*" has the meaning set forth in the recitals hereto.

"*Optional Repurchase*" has the meaning set forth in Section 3.02(a).

"*Optional Repurchase Closing*" has the meaning set forth in Section 3.02(b)(i).

"*Optional Repurchase Fee*" has the meaning set forth in Section 3.02(b)

"*Optional Repurchase Date*" means any date specified by Holdings to Northstar in writing as the date on which Holdings will repurchase Class A Units in the number specified therein pursuant to Section 3.02; provided, that no Optional Repurchase Date shall be specified or occur prior to the seventh anniversary of the Initial Closing Date.

"*Organizational Documents*" means (i) with respect to any corporation, its by-laws, constitution, memorandum and articles of association, certificate of incorporation and/or certificate(s) of change of name, as applicable, (ii) with respect to any partnership, its certificate of limited partnership and its partnership agreement(s), (iii) with respect to any limited liability company, its articles of organization and operating agreement, and (iv) with respect to any other Person, all instruments and agreements under which it is operating or organized, in each case as the same may be amended, modified or restated from time to time.

"*Permitted Debt*" means (i) Debt outstanding as of the date of this Agreement; (ii) Debt of Holdings or any Guarantor to Holdings or any Guarantor; (iii) Debt evidenced by the Transaction Documents, (iv) Debt in an aggregate amount of not more than $10,000,000.00 or otherwise permitted by Northstar, in its sole discretion.

"*Permitted Investments*" means investments of Holdings and the Guarantor (i) existing on the Initial Closing Date (ii) within the ordinary course of business (iii) not exceeding $10,000,000.00 in the aggregate or (iv) or otherwise permitted by Northstar, in its sole discretion.

"*Permitted Liens*" means (a) Liens in favor of Northstar, (b) Liens for taxes, assessments or other governmental charges not delinquent or being contested in good faith and by appropriate proceedings and with respect to which proper reserves have been taken by Holdings; provided, that, (i) such Lien shall not impair or otherwise adversely affect the validity or the priority of the Liens in favor of Northstar or result in a material adverse affect on the value of the assets in which Northstar has such a Lien, and (ii) a stay of enforcement of any such Lien shall be in effect; (c) Liens disclosed to Northstar, the existence of which Northstar has consented to in writing; (d) deposits or pledges to secure obligations under worker's compensation, social security or similar laws, or under unemployment insurance; (e) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business; (f) Liens arising by virtue of the rendition, entry or issuance against Holdings, or any property of Holdings, of any judgment, writ, order, or decree for so long as each such Lien (i) is in existence for less than 20 consecutive days after it first arises or is being properly contested and (ii) is at all times junior in priority to any Liens in favor of Northstar; (g) mechanics', workers', materialmen's or other like Liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith by Holdings.

"*Person*" means any individual, trustee, receiver, conservator, custodian, corporation, limited liability company, partnership, association, company, joint-stock company, trust, business trust, estate, joint venture or any other entity or any Governmental Authority, regardless of whether such entity has separate legal personality.

"*Proceeding*" has the meaning set forth in Section 9.12.

"*Purchase Price*" means an amount equal to the sum of (x) the Initial Purchase Price, and (y) the Additional Purchase Price.

"*Repurchase Date*" means a Mandatory Repurchase Date or Optional Repurchase Date, as applicable.

"*Repurchase Demand Notice*" has the meaning set forth in Section 8.01(a).

"*Repurchase Price*" means, with respect to any repurchase of any Class A Units by Holdings pursuant to Section 3.01, Section 3.02 or Section 8.01, an amount equal to: (1) as of the applicable Repurchase Date, an amount that results in Northstar realizing an internal rate of return of 11.10% per annum (calculated after giving effect to all dividends received by Northstar in respect of the Class A Units) on the portion of the Purchase Price ratably allocated to such repurchased Class A Units, plus (2) if applicable, the Optional Repurchase Fee.

"*Subsidiary*" means, with respect to any Person, a corporation or other entity of whose shares of stock or other ownership interests having ordinary voting power (other than stock or other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the directors of such corporation, or other Persons performing similar functions for such entity, are owned, directly or indirectly, by such Person.

"*Substance*" means any substances or material which under any Environmental Law is defined to be "hazardous", "toxic", "deleterious", "caustic", "dangerous", a "contaminant", a "pollutant", a "dangerous good", a "waste", a "special waste", a "source of contamination" or a "source of a pollutant" and any substances or materials the concentration of which in soil, sediment, ground water or surface water are regulated under any Environmental Law.

"*Test Date*" means the last business day of each March, June, September and December, commencing June 30, 2007.

"*Transaction Agreements*" means this Agreement and the Guaranty.

"*Transaction Documents*" means, collectively, the Transaction Agreements and any other agreement, instrument, certificate or other document delivered by or on behalf of any of Holdings or Northstar pursuant to or in connection with any of the foregoing documents.

"*Transfer*" has the meaning set forth in Section 6.01.

"*Unit Price*" $1,000.00 for each Class A Unit.

"*US$*", "*US Dollars*" or "*$*" means the lawful currency for the time being in the United States of America.

Section 1.02. Terms Generally.

(a) Defined terms in this Agreement shall include in the singular number the plural and in the plural number the singular.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall, unless otherwise expressly specified, refer to this Agreement as a whole and not to any particular provision of this Agreement, and all references to Articles and Sections shall be references to Articles and Sections of this Agreement unless otherwise expressly specified.

(c) Unless otherwise stated, any reference in this Agreement to any Person shall include its permitted successors and assigns and, in the case of any Governmental Authority, any Person succeeding to its functions and capacities.

(d) The words "include", "includes" and "including" shall not be limiting, and shall be deemed in all instances to be followed by the phrase "without limitation".

(e) In this Agreement in the computation of periods of time (i) from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding" and (ii) references to "days elapsed" mean a calculation thereof including the first day of the relevant period but excluding the last day thereof, unless otherwise specified.

Section 1.03. Accounting Terms; GAAP. Except as expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. The financial statements and certificates to be furnished to Northstar in accordance with the provisions of Section 7.01 or otherwise in connection with this Agreement shall be made and prepared in accordance with GAAP consistently applied throughout the

periods involved and, except as otherwise specifically provided herein, all other accounting determinations hereunder shall utilize GAAP. That certain terms or computations are expressly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing.

ARTICLE II

INITIAL SALE OF MEMBERSHIP UNITS

Section 2.01. Purchase and Sale. On the basis of the representations and agreements herein contained, and subject to the terms and conditions set forth herein, Holdings shall sell to Northstar, and Northstar shall purchase from Holdings, the Initial Class A Units on the Initial Purchase Date and, if any, the Additional Class A Units on the Additional Purchase Date.

Section 2.02. Initial Closing. (a) The closing of the sale of the Initial Class A Units by Holdings to Northstar (the "Initial Closing") shall be held at such date and time agreed by Holdings and Northstar. The date and time on which the Initial Closing shall occur is referred to as the "Initial Purchase Date".

(b) At the Initial Closing, Holdings shall (i) deliver to Acquisitions for cancellation its certificate in respect of the Initial Class A Units, together with duly completed and executed transfer forms in respect of the Initial Class A Units, (ii) procure that the transfer of the Initial Class A Units by Holdings to Northstar is registered by Acquisitions and that Northstar is recorded as the holder of the Initial Class A Units in the register of Acquisitions and (iii) procure that Acquisitions delivers to Northstar (or to its order) a certificate evidencing the registration of the Initial Class A Units in the name of Northstar.

(c) Against delivery of the documents specified in Section 2.02(b) and subject to the satisfaction of the conditions of Section 2.03, Northstar shall pay to Holdings the Initial Purchase Price by transfer of immediately available funds to the account of Holdings as notified to Northstar prior to the Initial Closing.

Section 2.03. Conditions Precedent to Initial Closing.

(a) The obligation of Northstar to purchase the Initial Class A Units from Holdings at the Initial Closing shall be subject to the satisfaction (or written waiver by Northstar) of each of the following conditions:

(i) Holdings shall have acquired the Initial Class A Units from Acquisitions.

(ii) Holdings shall have delivered to Northstar a copy of this Agreement, duly executed by or on behalf of Holdings.

(iii) Holdings shall have delivered to Northstar a copy of the Guaranty, duly executed by or on behalf of the Guarantor.

(iv) Each of the representations and warranties of Holdings set forth in Article IV shall be true and correct on and as of the Initial Purchase Date.

(v) Holdings shall have delivered to Northstar: (A) a certificate of an officer, director or secretary of Holdings dated the Initial Purchase Date certifying (1) the signature and office of each officer or director executing this Agreement on behalf of Holdings and (2) that attached thereto are true and complete copies of each of the Organizational Documents of Holdings; and (B) a certificate of an officer, director or secretary of Acquisitions dated the Initial Purchase Date certifying that attached thereto are true and complete copies of each of the Organizational Documents of Acquisitions.

(vi) Holdings shall have delivered to Northstar, at Northstar's expense, such other documents, instruments and certificates as reasonably requested by Northstar, and all such documents, instruments and certificates shall be reasonably satisfactory in form and substance to Northstar.

(b) The obligation of Holdings to sell the Initial Class A Units to Northstar at the Initial Closing shall be subject to the satisfaction (or written waiver by Holdings) of each of the following conditions:

(i) Holdings shall have acquired the Initial Class A Units from Acquisitions.

(ii) Northstar shall have delivered to Holdings a copy of this Agreement, duly executed by or on behalf of Northstar.

(iii) Each of the representations and warranties of Northstar set forth in Article V shall have been true and correct on and as of the Initial Purchase Date.

(iv) Northstar shall have delivered to Holdings: a certificate of an officer, director or secretary of Northstar dated the Initial Purchase Date certifying (A) that the signature and office of each officer or director executing this Agreement on behalf of Northstar; and (B) that attached thereto are true and complete copies of each of the Organizational Documents of Northstar.

(v) Northstar shall have delivered to Holdings, at Holdings's expense, such other documents, instruments and certificates as reasonably requested by Holdings, and all such documents, instruments and certificates shall be reasonably satisfactory in form and substance to Holdings.

(vi) Northstar shall have delivered to Holdings the Financial Model, which shall be reasonably satisfactory in form and substance to Holdings.

Section 2.04. Additional Class A Units. (a) The closing of the sale of Additional Class A Units by Holdings to Northstar (the "Additional Closing") shall be held at such date and time agreed by Holdings and Northstar, but in no event shall the Additional Closing occur more than thirty (30) days following the Initial Closing. The date and time on which the Additional Closing shall occur is referred to as the "Additional Purchase Date".

(b) At the Additional Closing, Holdings shall (i) deliver to Acquisitions for cancellation its certificate in respect of the Additional Class A Units, together with duly completed and executed transfer forms in respect of the Additional Class A Units, (ii) procure that the transfer of the Additional Class A Units by Holdings to Northstar is registered by Acquisitions and that Northstar is recorded as the holder of the Additional Class A Units in the

register of Acquisitions and (iii) procure that Acquisitions delivers to Northstar (or to its order) a certificate evidencing the registration of the Additional Class A Units in the name of Northstar.

(c) Against delivery of the documents specified in Section 2.04(b) and subject to the satisfaction of the conditions of Section 2.05, Northstar shall pay to Holdings the Additional Purchase Price for the Additional Class A Units by transfer of immediately available funds to the account of Holdings as notified to Northstar prior to the Additional Closing.

Section 2.05. Conditions Precedent to the Additional Closing.

(a) The obligation of Northstar to purchase the Additional Class A Units from Holdings at the Additional Closing, if any, shall be subject to the satisfaction (or written waiver by Northstar) of each of the following conditions:

(i) Holdings shall have acquired the Additional Class A Units from Acquisitions.

(ii) Northstar shall have received from Holdings written confirmation of the exact number of Additional Class A Units to be purchased at the Additional Closing.

(iii) Each of the representations and warranties of Holdings set forth in Article IV shall be true and correct on and as of the Additional Purchase Date.

(b) The obligation of Holdings to sell the Additional Class A Units to Northstar at the Additional Closing, if any, shall be subject to the satisfaction (or written waiver by Holdings) of each of the following conditions:

(i) Holdings shall have acquired the Additional Class A Units from Acquisitions.

(ii) Each of the representations and warranties of Northstar set forth in Article V shall have been true and correct on and as of the Additional Purchase Date.

ARTICLE III

REPURCHASE OF MEMBERSHIP UNITS

Section 3.01. Mandatory Repurchase of Membership Units.

(a) On the Mandatory Repurchase Date, Northstar shall sell to Holdings, and Holdings shall purchase from Northstar, such number of Class A Units as shall not have been previously repurchased pursuant to Section 3.02 at a purchase price equal to the Repurchase Price. In the event of a liquidation, dissolution or winding up of Acquisitions, if Northstar receives less than the Repurchase Price (not taking into consideration any dividends paid on such liquidation, dissolution or winding up of Acquisitions) from Holdings, Holdings shall pay to Northstar an amount equal to the Repurchase Price for such Class A Units. Any dividends received by Northstar with respect to the Class A Units prior to the Repurchase Date shall be the property of Northstar and shall be retained by Northstar.

(b) Mandatory Repurchase Closing. The closing (the "Mandatory Repurchase Closing") for the mandatory repurchase and sale of the Class A Units pursuant to Section 3.01(a) shall be held on the Mandatory Repurchase Date at such place as shall reasonably be agreed by Holdings and Northstar. Northstar shall notify Holdings of the Repurchase Price at least three Business Days in advance of the Mandatory Repurchase Date.

(i) At the Mandatory Repurchase Closing, Northstar shall (A) deliver to Acquisitions for cancellation its certificate in respect of the Class A Units, together with duly completed and executed transfer forms in respect of the Class A Units, (B) procure that the transfer of the Class A Units by Northstar to Holdings is registered by Acquisitions and that Holdings is recorded as the holder of the Class A Units in the register of Acquisitions and (C) procure that Acquisitions delivers to Holdings (or to its order) a certificate evidencing the registration of the Class A Units being repurchased in the name of Holdings.

(ii) Against delivery of the documents specified in section 3.01(b)(i), Holdings shall pay to Northstar the Repurchase Price, by transfer of immediately available funds to the account of Northstar as notified to Holdings prior to the Mandatory Repurchase Closing.

Section 3.02. Optional Repurchase of Membership Units.

(a) Optional Repurchase. At any time on or after the seventh anniversary of the Initial Closing Date, Holdings shall have the right to purchase, and Northstar shall be obligated to sell, some or all of the Class A Units on the related Optional Repurchase Date at a purchase price equal to the Repurchase Price (an "Optional Repurchase").

(b) Optional Repurchase Closing.

(i) The closing (the "Optional Repurchase Closing") for the repurchase and sale of some or all of the Class A Units pursuant to Section 3.02(a) shall be held on the Optional Repurchase Date at such place as shall reasonably be agreed by Holdings and Northstar. Holdings shall give Northstar at least six (6) Business Days' prior written notice of the Optional Repurchase Date, which notice shall specify the number of Class A Units to be repurchased by Holdings. Northstar shall, not later than two (2) Business Days prior to the relevant Optional Repurchase Date, deliver to Holdings a reasonably detailed calculation of the Repurchase Price for the Class A Units to be repurchased as such Optional Repurchase Date.

(ii) At the Optional Repurchase Closing, Northstar shall (A) deliver to Acquisitions for cancellation its certificate in respect of the Class A Units being repurchased, together with duly completed and executed transfer forms in respect of such Class A Units, (B) procure that the transfer of such Class A Units by Northstar to Holdings is registered by Acquisitions and that Holdings is recorded as the holder of such Class A Units in the Register of Acquisitions and (C) procure that Acquisitions delivers to Holdings (or to its order) a certificate evidencing the registration of the Class A Units being repurchased in the name of Holdings.

(iii) Against delivery of the documents specified in Section 3.02(b)(ii), Holdings shall pay to Northstar the Repurchase Price, by transfer of immediately

available funds to the account of Northstar as notified to Holdings prior to the Optional Repurchase Closing.

In the event that Holdings elects to make an Optional Repurchase on or after the seventh anniversary of the Initial Closing Date but prior to the twelfth anniversary of the Initial Closing Date, such Optional Repurchase shall be subject to, and the Repurchase Price shall include, a fee (an "Optional Repurchase Fee") as set forth below:

Period	Optional Repurchase Fee (% of aggregate Unit Price of repurchased Class A Units)
Year 8 (seventh anniversary until eighth anniversary)	5.00%
Year 9 (eighth anniversary until ninth anniversary)	4.00%
Year 10 (ninth anniversary until tenth anniversary)	3.00%
Year 11 (tenth anniversary until eleventh anniversary)	2.00%
Year 12 (eleventh anniversary until twelfth anniversary)	1.00%

ARTICLE IV

REPRESENTATIONS OF HOLDINGS

Holdings hereby represents, with respect to itself, as of the date hereof, to Northstar that:

Section 4.01. Due Incorporation and Power. (a) Holdings is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(b) Holdings has all requisite corporate power and authority to execute and deliver, and to incur and perform its obligations under, this Agreement.

Section 4.02. Authorization. The execution, delivery and performance by Holdings of this Agreement and the consummation of the transactions contemplated hereby: have been duly authorized by Holdings, and no other proceeding on the part of Holdings is necessary to authorize the execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby.

Section 4.03. Binding Obligation. This Agreement has been duly executed and delivered by Holdings and constitutes a valid and binding obligation of Holdings enforceable

against Holdings in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

Section 4.04. Violations or Defaults. Neither the execution, delivery or performance by Holdings of this Agreement nor the consummation of the transactions contemplated hereby (i) contravene, conflict with, or result in a breach or violation of or default under, any currently existing Law applicable to it, its Organizational Documents, or any agreement, judgment, injunction, order, decree, indenture or instrument binding upon it or (ii) result in or require the creation or imposition of any Lien upon any of its property (other than as contemplated by this Agreement).

Section 4.05. Consents. No Governmental Authorization is required to be obtained by Holdings from, and no Governmental Filing is required to be made by Holdings with, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.06. Legal Proceedings. There are no actions, suits, arbitrations, investigations (including, without limitation, any of the foregoing which are pending or threatened) or other legal proceedings affecting Holdings or any of its Subsidiaries before any Governmental Authority which (i) questions or challenges the validity or enforceability of this Agreement or any action to be taken in connection with the transactions contemplated hereby, (ii) makes a claim or claims in an aggregate amount greater than $1,000,000.00 which is not covered by insurance, (iii) individually or in the aggregate, if adversely determined, would impair the ability of Holdings to perform its obligations under this Agreement or the enforceability against Holdings of this Agreement, or (iv) requires filing with the SEC in accordance with its regulations.

Section 4.07. Acting as Principal. Holdings has entered into this Agreement as a principal, is not relying on any advice of the other party, has made the investment decision upon its own judgment and understands and is willing to assume the risks of the transactions contemplated by this Agreement.

Section 4.08. Taxes. Holdings and each of its Subsidiaries has timely filed with the appropriate Governmental Authority all tax returns that are required to have been filed in any jurisdiction (which tax returns are true, correct and complete in all material respects and have been prepared in accordance with applicable laws in all material respects), and has paid all taxes shown to be due and payable on such returns and all other taxes levied or assessed upon it or its property, assets or income to the extent such taxes have become due and payable and before they have become delinquent, except for any tax returns or taxes (i) the amount of which is not, individually or in the aggregate, material to the business of Holdings or any of its Subsidiaries or (ii) the amount, applicability or validity of which are currently being contested in good faith by appropriate proceedings and in accordance with applicable law need not be paid until the resolution of such proceedings and with respect to which Holdings or such Subsidiary has established adequate reserves in accordance with GAAP.

Section 4.09. Inspection. At all reasonable times Northstar shall have full access to and the right to audit, check, inspect and make abstracts and copies from Holdings's books, records, audits, correspondence and all other documentation relating to the operation of Holdings's business. Northstar and their agents may enter upon any of Holdings's premises at any time during business hours and at any other reasonable time, and from time to time, in each

case upon reasonable notice, for the purpose of inspecting any and all records pertaining to the operation of Holdings's business.

ARTICLE V

REPRESENTATIONS OF NORTHSTAR

Northstar hereby represents to Holdings as of the date hereof that:

Section 5.01. Good Standing and Power. (a) Northstar is duly incorporated, validly existing and in good standing under the laws of British Columbia.

(b) Northstar has all requisite corporate power and authority to execute and deliver, and to incur and perform its obligations under, this Agreement.

Section 5.02. Authorization. The execution, delivery and performance by Northstar of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Northstar, and no other proceeding on the part of Northstar is necessary to authorize the execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby.

Section 5.03. Binding Obligation. This Agreement has been duly executed and delivered by Northstar, and constitutes a valid and binding obligation of Northstar enforceable against Northstar in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

Section 5.04. Violations or Defaults. Neither the execution, delivery or performance by Northstar of this Agreement nor the consummation of the transactions contemplated hereby (i) contravene, conflict with, or result in a breach or violation of or default under, any currently existing Law applicable to it, its Organizational Documents, or any agreement, judgment, injunction, order, decree, indenture or instrument binding upon it or (ii) result in or require the creation or imposition of any Lien upon any of its property (other than as contemplated by this Agreement).

Section 5.05. Acting as Principal. Northstar has entered into this Agreement as a principal, is not relying on any advice of the other party, has made the investment decision upon its own judgment and understands and is willing to assume the risks of the transactions contemplated by this Agreement

Section 5.06. Consents. No Governmental Authorization is required to be obtained by Northstar and no Governmental Filing is required to be made by Northstar with, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 5.07. Legal Proceedings. There are no actions, suits, arbitrations, investigations (including, without limitation, any of the foregoing which are pending or threatened) or other legal proceedings affecting Northstar before any Governmental Authority which (i) questions or challenges the validity or enforceability of this Agreement or any action to be taken in connection with the transactions contemplated hereby, (ii) makes a claim or claims in an aggregate amount greater than $1,000,000.00 which is not covered by insurance,

(iii) individually or in the aggregate, if adversely determined, would impair the ability of Northstar to perform its obligations under this Agreement or the enforceability against Northstar of this Agreement, or (iv) requires filing with the SEC in accordance with its regulations.

Section 5.08. Taxes. Northstar has timely filed with the appropriate Governmental Authority all tax returns that are required to have been filed in any jurisdiction (which tax returns are true, correct and complete and have been prepared in accordance with applicable laws in all material respects), and has paid all taxes shown to be due and payable on such returns and all other taxes levied or assessed upon it or its property, assets or income to the extent such taxes have become due and payable and before they have become delinquent, except for any tax returns or taxes (i) the amount of which is not, individualy or in the aggregate, material to the business of Northstar or (ii) the amount, applicability or validity of which are currently being contested in good faith by appropriate proceedings and in accordance with applicable law need not be paid until the resolution of such proceedings and with respect to which Northstar has established adequate reserves in accordance with Canadian generally accepted accounting principles.

ARTICLE VI

COVENANTS OF NORTHSTAR

Section 6.01. Transfer Restrictions. Contemporaneously with the execution of this Agreement, Northstar is acquiring the Class A Units from Holdings. Except as set forth in Section 8.01(b), Northstar agrees not to assign, sell, hypothecate, pledge or otherwise transfer (each, a "Transfer") all or any portion of the Class A Units to any Person other than Holdings unless: (i) Northstar has obtained, at Northstar's expense, the prior written consent of Holdings to such Transfer, and (ii) the prospective transferee has first agreed in writing to be bound by, and duly and timely perform, the obligations of Northstar under this Agreement.

Section 6.02. Delivery of Membership Units. Northstar agrees to deliver the Class A Units on the Mandatory Repurchase Closing or the Optional Repurchase Closing, as the case may be, free and clear of all Liens (other than any Liens arising out of Holdings's pledge of its rights under this Agreement).

Section 6.03. Withholding. On or before the effective date of this Agreement, Northstar agrees that it will deliver to Holdings two (2) duly completed copies of United States Internal Revenue Service Form W-8BEN (with any applicable attachments), or any subsequent replacement or substitute form thereof. Northstar further undertakes to deliver to Holdings two (2) additional copies of such form (or successor form) on or before the date that such form expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent form so delivered by it, and such amendments thereto or extensions or renewals thereof as may be reasonably requested by Holdings, in each case, unless an event (including any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required that renders all such forms inapplicable or that would prevent Northstar from duly completing and delivering any such form with respect to it.

ARTICLE VII

COVENANTS OF HOLDINGS

Section 7.01. Affirmative Covenants. Holdings hereby covenants and agrees with Northstar that so long as this Agreement remains in effect it will:

(a) duly and punctually pay and cause to be paid to Northstar the Repurchase Price at the dates and places, in the currency and in the manner prescribed herein;

(b) cause the Guarantor to execute and deliver to Northstar the Guaranty and cause the Guaranty to remain in full force and effect for the benefit of Northstar;

(c) maintain its existence and carry on and conduct and cause to be carried on and conducted its business in a proper, efficient and business-like manner and in accordance with good business practice;

(d) keep proper books of account in accordance with GAAP;

(e) on or prior to May 1 of each year, furnish to Northstar copies of annual audited financial statements for Holdings and its Subsidiaries for the preceding year on a consolidated basis, which statements shall include a balance sheet, and related statements of operations, shareholders' equity and cash flows, in each case prepared in accordance with GAAP, certified by an officer of Northstar and reported on by an accounting firm approved by Northstar;

(f) within 45 days of the end of each calendar quarter, Holdings will deliver to Northstar a compliance certificate duly executed by an officer of Holdings, which compliance certificate will (i) set forth the calculation of, and certify compliance with, the financial covenants set forth in Section 7.03, and (ii) certify the absence of any default or Event of Default;

(g) notify Northstar in writing promptly upon becoming aware of any Event of Default hereunder and specify what action it is taking or proposing to take with respect thereto;

(h) give to Northstar written notice, including reasonably detailed particulars, of any action, suit or proceeding, commenced against Holdings or the Guarantor before any Governmental Authority which could reasonably be expected to result in any material adverse change in the business, operations, prospects, assets or condition, financial or otherwise, of Holdings, on a consolidated basis;

(i) keep at all times all of its properties which are of an insurable nature insured against loss or damage with reputable insurers to the extent that property of similar character is usually so insured by companies similarly situated and owning like properties in accordance with good business practice;

(j) pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon Holdings or the Guarantor, as the case may be, or upon the income, profits or property of Holdings or the Guarantor, as the case may be, and (ii) all material and lawful claims for labor, materials and supplies which, if unpaid, might by Law become a Lien upon the property of Holdings or the Guarantor, as the case may be; provided, however, that Holdings

and the Guarantor shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings;

(k) comply in all material respects with all Laws applicable to its respective properties or any part thereof or to the operation of its business (including, without limitation, Environmental Laws), in any case, the non-compliance with which could reasonably be expected to have a material adverse effect on the business, operations, prospects, assets or condition, financial or otherwise, of Holdings, on a consolidated basis;

(l) do, observe and perform or cause to be done, observed or performed all of its respective obligations, under all agreements, leases, contracts and indentures, in each case where non-compliance could reasonably be expected to give rise to a material adverse effect on the business, operations, prospects, assets, or condition, financial or otherwise of Holdings, on a consolidated basis;

(m) use the proceeds from the sale of the Initial Class A Units solely for the purpose of repaying the Initial Subsrciption Note in full;

(n) use the proceeds from the sale of the Additional Class A Units solely for the purpose of repaying the Additional Subscription Note in full; and

(o) promptly upon the request of Northstar, which in any event shall not occur more than once per year, obtain appraisals on all of its property, the results of which shall be satisfactory in form and substance to Northstar.

Section 7.02. Negative Covenants. Without the prior written consent of Northstar, Holdings hereby covenants and agrees with Northstar that so long as this Agreement remains in effect, Holdings shall not, and shall not permit the Guarantor to:

(a) cease to carry on its business or make any material change in the nature of its business;

(b) contract, create, incur, assume or suffer to permit to exist any Lien with respect to its property of any kind (including, without limitation, Equity Interests), whether real or personal, tangible or intangible and whether now owned or hereafter acquired, except for Permitted Liens;

(c) incur any Debt other than Permitted Debt and only if Holdings, on a consolidated basis, is in compliance with the covenants set forth in Section 7.03 herein at the time of, and after giving effect to, such incurrence of Debt;

(d) merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, except that, if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing, any Subsidiary may merge into Holdings in a transaction in which Holdings is the surviving corporation or merge into any other Subsidiary in a transaction in which the surviving entity is the Guarantor;

(e) unless otherwise consented to by Northstar in writing, such consent not to be unreasonably withheld, amend or modify, or waive any term of or any default or non-compliance with, the provision of any contract that is material to the business of Holdings or any Guarantor,

or release, assign, terminate or fail to take any action to enforce any such material contract, unless such amendment, waiver, release, assignment, termination or failure would not have a material adverse effect on the business of Holdings or any Guarantor, taken as a whole;

(f) enter into any transaction with Holdings, any Guarantor, or any Subsidiary thereof except on an arm's length basis or except as expressly permitted under the terms of this Agreement;

(g) with respect to Holdings, directly or indirectly declare, pay or make any Distributions, other than to Northstar as contemplated by the Transaction Documents and only if Holdings, on a consolidated basis, is in compliance with the covenants set forth in Section 7.03 herein at the time of, and after giving effect to, such Distribution;

(h) with respect to the Guarantor, directly or indirectly declare, pay or make any Distributions, and will not permit any of its Subsidiaries to directly or indirectly declare, pay or make any Distributions, unless, at the time of such Distribution no Event of Default will have occurred and be continuing or would occur as a consequence thereof and only if Holdings, on a consolidated basis, is in compliance with the covenants set forth in Section 7.03 herein at the time of, and after giving effect to, such Distribution;

(i) make any Asset Disposition; or

(j) make any Investments other than Permitted Investments and only if Holdings, on a consolidated basis, is in compliance with the financial covenants set forth in Section 7.03 before and after such Investment.

Section 7.03. Financial Covenants.

(a) Without the prior written consent of Northstar, Holdings hereby covenants and agrees with Northstar that so long as this Agreement remains in effect, Holdings shall not, directly or indirectly, permit on and as of any Test Date:

(i) the Consolidated Interest Coverage Ratio to be less than 1.25:1.00;

(ii) the Consolidated Debt-to-Equity Ratio to be greater than 4.25:1.00;

(iii) the Consolidated Leverage ratio to be greater than 6.00:1.00; or

(iv) Net Worth to be less than $20,000,000.00.

(b) The foregoing financial covenants shall be measured as of each Test Date.

ARTICLE VIII

REMEDIES

Section 8.01 (a) In the event that (each an "Event of Default"):

(i) Holdings fails to repurchase the Class A Units on the Mandatory Repurchase Date;

(ii) Acquisitions fails to pay, within 5 days of the due date thereof, dividends required to be paid in respect of the Class A Units;

(iii) a judgment or order for payment (other than judgments which are covered by enforceable insurance policies carried by solvent carriers) in excess of US$10,000,000 is rendered against Holdings or a Subsidiary of Holdings and either enforcement proceedings have been commenced or there is a period of 30 days during which a stay of proceedings is not in effect;

(iv) an Event of Bankruptcy shall occur;

(v) there shall be a breach of the financial covenants contained in Section 7.03;

(vi) Holdings or the Guarantor neglects to observe or perform any other covenant or condition contained herein or the Guaranty, respectively, to be observed or performed by it and, after notice in writing has been given by Northstar to Holdings or such Guarantor, as applicable, specifying such default and requiring Holdings or such Guarantor, as applicable, to rectify the same, Holdings or such Guarantor, if applicable, shall fail to rectify such default within a period of 60 days, or if such default is not capable of cure within such 60 day period, Holdings or such Guarantor fails to take steps to diligently cure such default within such period of 60 days and fails to rectify such default within an additional period of 30 days thereafter, or unless Northstar shall have agreed to a longer period, and in such event, within the period agreed to by Northstar;

(vii) if there occurs a material default by Holdings or a Subsidiary of Holdings under any contract material to the business of Holdings and the Guarantor, taken as a whole, which default is not rectified by Holdings or such Subsidiary within the time period specified to rectify the same within the applicable material contract; or

(viii) Any material provision of this Agreement or the Guaranty shall, for any reason other than in accordance with the terms thereof, cease to be valid and binding on Holdings or any Guarantor, as the case may be, or Holdings or any Guarantor shall so claim in writing to Northstar;

then, and in any such event, (A) if such event is an Event of Bankruptcy specified in paragraph (iv) above, the Mandatory Repurchase Date shall automatically be deemed to have occurred and the Repurchase Price shall be immediately due and payable, and (B) if such event is any other Event of Default, Northstar may, by notice to Holdings, declare the Repurchase Price to be immediately due and payable (such notice, a "Repurchase Demand Notice").

(b) Upon the occurrence of any Event of Default, Northstar shall have the right to proceed to enforce and protect its rights by any action, suit, exercise of remedies or proceeding authorized or permitted by law or equity. In the event that Holdings fails to pay the Repurchase Price on the Mandatory Repurchase Date, Northstar shall have the right, upon five (5) Business Days' prior written notice to Holdings, which the parties agree is commercially reasonable notice, to sell the Class A Units without the consent of Holdings in a commercially reasonable

manner and at such price or prices as may be obtainable on an arms-length basis. Any such sale shall be netted against the Repurchase Price then due from Holdings. Holdings shall remain liable to Northstar for any remaining amount owing to Northstar. In the event the proceeds from any such sale exceed the Repurchase Price, Northstar shall promptly remit such excess funds to Holdings. No remedy for the enforcement of rights of Northstar under this Article 8 shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Further Assurances. From time to time after the date of execution of this Agreement, the parties hereto shall execute and deliver, or cause to be executed and delivered, such documents to the other party hereto and take such further action as such other party shall reasonably request to consummate and make effective the transactions contemplated by this Agreement.

Section 9.02. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, APPLICABLE TO CONTRACTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF NEW YORK.

Section 9.03. Notices. All notices, requests, permissions, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given when received during business hours at the place of receipt if delivered by hand, facsimile transmission or by first class mail (registered, return receipt requested), properly addressed and postage prepaid:

If to Holdings, to:

Northstar Healthcare Holdings, Inc.
c/o Northstar Healthcare Inc.
4120 Southwest Freeway, Suite 150
Houston Texas, 77027

Attention: Chief Executive Officer
Facsimile: 713-355-8614

If to Northstar, to:

Northstar Healthcare Holdings, Inc.
4120 Southwest Freeway, Suite 150
Houston Texas, 77027

Attention: Chief Executive Officer
Facsimile: 713-355-8614

Such names and addresses may be changed by notice.

Section 9.04. Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein, and supersede all prior agreements of the parties, oral or written, regarding such subject matter.

Section 9.05. Amendments. This Agreement may be amended only by a written instrument executed by the parties hereto.

Section 9.06. References; Headings. (a) All references herein to Articles and Sections shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require.

(b) The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.07. Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile transmission), each of which shall be an original but all of which together shall constitute but one and the same instrument.

Section 9.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall inure to the benefit of, be binding upon and be enforceable by the parties and their respective successors and assigns.

Section 9.09. Severability; Enforcement. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable under any applicable law or rule in any jurisdiction, such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability in such jurisdiction, without invalidating the remainder of this Agreement in such jurisdiction or any provision hereof in any other jurisdiction.

Section 9.10. Waiver of Trial by Jury. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.11. Waiver; Specific Performance. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provisions. No waiver of any breach hereof or non-compliance herewith shall be held to be a waiver of any other or subsequent breach hereof or non-compliance herewith. The parties hereto agree that it may be impossible to measure in money the damages which will accrue to a party by reason of a failure of the other party to perform its respective obligations under Article II or Article III hereof. Accordingly, each party agrees that if a party institutes any action or proceeding to enforce the obligations of the other party under Article II or Article III hereof, to the extent permitted by applicable law, such other party hereby waives the claim or defense that the party who seeks specific performance has an adequate remedy at law, and the party against whom

specific performance is sought shall not plead in any such action or proceeding the defense that any such remedy exists at law.

Section 9.12. Submission to Jurisdiction. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the State of New York and of the United States sitting in the Borough of Manhattan in respect of any action, claim or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a "Proceeding") and each of the parties hereby irrevocably agrees, to the extent permitted by law, that all claims in respect of such action or proceeding may be heard and determined in such a court.

Section 9.13. No Third-Party Beneficiary. Except as otherwise expressly specified herein, this Agreement is made solely and specifically between and for the benefit of the parties hereto and no other Person shall have or be entitled to any rights hereunder on account of or as a third-party beneficiary or otherwise.

Section 9.14. Tax Treatment. Solely for U.S. federal income tax purposes, each of Holdings and Northstar agree to treat the sale of the Class A Units in accordance with Article II and the obligation of Holdings to repurchase such Class A Units in accordance with Article III as a financing transaction under the principles set forth in Revenue Ruling 74-27 and each party shall take such additional actions that may be required in connection therewith. In no event shall this provision be deemed or otherwise interpreted to modify, limit, release or waive any of the obligations of Holdings and Northstar under this Agreement.

Section 9.15. Payments Free of Taxes/Change in Tax Law.

(a) Any and all payments by or on account of any obligation of Holdings hereunder shall be made in accordance with any applicable withholding taxes and the form received under Section 6.03.

(b) Notwithstanding anything contained herein to the contrary, Holdings may, at its option, repurchase all of the Class A Units at any time upon not less than 30 nor more than 60 days prior notice, at a price equal to the Repurchase Price and without any Optional Repurchase Fee, at any point after, in the opinion of United States nationally recognized tax counsel, the Tax Treatment noted in Section 9.14 is no longer appropriate due to a change in the United States federal income tax laws or otherwise.

(c) Notwithstanding anything contained herein to the contrary, Northstar may, at its option, cause Holdings to repurchase all of the Class A Units at any time upon not less than 30 nor more than 60 days prior notice, at a price equal to the Repurchase Price and without any Optional Repurchase Fee, at any point after, in the opinion of nationally recognized Canadian tax counsel, the dividends paid on the Class A Units become subject to tax due to a change in the Canadian income tax laws or otherwise.

Section 9.16. Backup Security Interest. In order to preserve Northstar's rights under this Agreement in the event that a court or other forum recharacterizes the sale and repurchase transaction consummated pursuant to and in accordance with this Agreement as security for the performance by Holdings of all of its obligations under this Agreement, Holdings hereby grants to Northstar a perfected first priority security interest in all of Holdings' right, title and interest in and to the Class A Units and all proceeds thereof.

Section 9.17. Relationship Between Northstar and Holdings. Neither Northstar nor Holdings (a) is or shall be a trustee, nominee or agent for the other party, or (b) has or shall have any fiduciary obligations to the other party. This Agreement shall not be construed to create a partnership or joint venture between Northstar and Holdings.

Section 9.18. Jointly Drafted. This Agreement is the result of negotiations among, and has been reviewed by, each of the parties hereto and their respective counsel. Accordingly, this Agreement shall be deemed to be the product of the parties hereto, and Northstar and Holdings agree that no ambiguity contained herein or in any other Transaction Document shall be construed in favor of or against any Person.

Signatures follow on next page.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective duly authorized officers as of the date first above written.

NORTHSTAR HEALTHCARE, INC.

By: *"Donald L. Kramer, M.D."*

Name: Donald L. Kramer, M.D.
Title: Chief Executive Officer

NORTHSTAR HEALTHCARE HOLDINGS, INC.

By: *"Stewart A. Feldman"*
Name: Stewart A. Feldman
Title: Chairman and Chief Executive Officer

By: *"Donald L. Kramer, M.D."*
Name: Donald L. Kramer, M.D.
Title: President

Interim Financial Statements
May 28, 2007

NORTHSTAR HEALTHCARE INC.

BALANCE SHEET

As of March 31, 2007
(unaudited)

Assets	
Cash	$10
Shareholders' Equity	
Share capital:	
Common Shares (Authorized – unlimited; Issued – 1)	$10

Subsequent event (note 2)

on behalf of the Board:

By: (Signed) DONALD L. KRAMER, M.D.

By: (Signed) CECIL F. FLEMING

See accompanying notes to Balance Sheet

NORTHSTAR HEALTHCARE INC.

NOTES TO BALANCE SHEET

As of March 31, 2007
(unaudited)

1. FORMATION

Northstar Healthcare Inc. (the "Company") was incorporated on March 16, 2007 under the laws of the Province of British Columbia. The Company's authorized capital consists of an unlimited number of common shares. One common share was issued on March 16, 2007.

2. SUBSEQUENT EVENT:

On May 17, 2007, the Company completed its initial public offering (the "Offering) of 12,087,698 common shares, the proceeds of which were used to indirectly acquire all of the Class A units of membership interests in Northstar Healthcare Acquisitions, L..L.C. ("Northstar Acquisitions") and all of the Class A units of membership interests and all of the preferred units of membership interests of Northstar Healthcare Subco, L.L.C. ("Northstar Subco"). Healthcare Ventures Ltd., a Texas Limited partnership ("Ventures") owns all of the class B units of membership interests of each of Northstar Subco and Northstar Acquisitions.

The Company indirectly holds a 48.1% interest in The Palladium For Surgery – Houston, Ltd. (the "Palladium Partnership") and a 52.5% interest in Medical Ambulatory Surgical Suites, L.P. (the "Kirby Partnership" and together with the Palladium Partnership, the "Northstar Partnerships"). Ventures indirectly owns a 6.9% interest in the Palladium Partnership and a 7.5% interest in the Kirby Partnership. The balance of the limited partnership interests in each Northstar Partnership will be held by surgeons practicing at the centre owned by the partnership and management.

The acquisition will be accounted for using the purchase method. The purchase price of $120,866 (in thousands of U.S. dollars) has been preliminarily allocated to the assets and liabilities of the Northstar Partnerships as follows:

Net assets acquired at fair value, based on preliminary allocation (in thousands of U.S. dollars):	
Current assets less current liabilities	$ 13,633
Property and equipment	6,555
Other long-term assets	21
Other intangibles	6,779
Other liabilities – non-controlling interest	(17,267)
Minority interest	(8,537)
	1,184
Goodwill	119,682
	$120,866

MD& A - English
May 28, 2007

NORTHSTAR HEALTHCARE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
March 31, 2007

FORMATION OF NORTHSTAR

Northstar Healthcare Inc. ("Northstar") is a corporation established under the laws of the Province of British Columbia. Northstar was incorporated on March 16, 2007 for cash proceeds of $10. An unlimited number of common shares of Northstar may be issued pursuant to its articles of incorporation. Holders of common shares of Northstar are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per common share on all matters to be voted on at all meetings of shareholders of Northstar.

NORTHSTAR

On May 17, 2007, Northstar completed its initial public offering of 12,087,698 common shares, the proceeds of which were used to indirectly acquire all of the Class A units of membership interests in Northstar Healthcare Acquisitions, L..L.C. and all of the Class A units of membership interests and all of the preferred units of membership interests of Northstar Healthcare Subco, L.L.C.. Northstar indirectly holds a 48.1% interest in The Palladium For Surgery – Houston, Ltd. and a 52.5% interest in Medical Ambulatory Surgical Suites, L.P. Northstar commenced operations on May 17, 2007 and had no activity for the period from March 16, 2007 to March 31, 2007.

Form 52-109F2 CEO
May 28, 2007

Form 52-109F2 - Certification of Interim Filings

I, Donald L. Kramer, Chief Executive Officer of Northstar Healthcare Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Northstar Healthcare Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 28, 2007

"Donald L. Kramer"

Chief Executive Officer

Form 52-109F2 CFO
May 28, 2007

Form 52-109F2 - Certification of Interim Filings

I, Kenneth Klein, Chief Financial Officer of Northstar Healthcare Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Northstar Healthcare Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 25, 2007

"Kenneth Klein"

Chief Financial Officer

News Release
May 31, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Northstar Healthcare Inc. underwriters exercise over-allotment option

/NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

TORONTO, May 31 /CNW/ - Northstar Healthcare Inc. (TSX:NHC) ("Northstar") announced today that the underwriters of Northstar's initial public offering have notified Northstar of their intention to exercise their over-allotment option to purchase 1,813,154 additional common shares at a purchase price of $12.25 per share, for gross proceeds of $22,211,136. The closing of the over-allotment option is scheduled for Tuesday, June 5, 2007. The net proceeds of the over-allotment option will be used by Northstar to indirectly acquire an additional 15% partnership interest in The Palladium for Surgery - Houston.

On May 17, 2007, Northstar completed its initial public offering of 12,087,698 common shares. The offering, which raised gross proceeds of C$148,074,300, was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and which also included CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

Northstar is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Following the closing of the over-allotment option, Northstar will indirectly hold a 70% partnership interest in The Palladium for Surgery - Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites, two ambulatory surgery centres located in Houston. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Goodmans LLP is legal counsel to Northstar in connection with the transaction, with U.S. legal representation from Kaye Scholer LLP and Cokinos, Bosien & Young P.C. Borden Ladner Gervais LLP is legal counsel to the underwriters, with U.S. legal representation from Shearman & Sterling LLP and Gardere Wynne Sewell LLP.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Houston, Texas-based Capstone Associated Services, Ltd., a financial services company, and its principal, Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. The securities are being offered only by means of a prospectus. Accordingly, this press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to Northstar Healthcare Inc.'s business and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and

uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

%SEDAR: 00025141E

/For further information: Donald L. Kramer, M.D., Chief Executive Officer, (713) 355-8614, DKramer(at)Northstar-Healthcare.com/
(NHC.)

CO: Northstar Healthcare Inc.

CNW 16:48e 31-MAY-07

News Release
June 5, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Northstar Healthcare Inc. announces closing of over-allotment option

/NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

TORONTO, June 5 /CNW/ - Northstar Healthcare Inc. (TSX:NHC) ("Northstar") announced today that the underwriters of Northstar's initial public offering this morning exercised their over-allotment option to purchase 1,813,154 additional common shares at a purchase price of $12.25 per share, for gross proceeds of $22,211,136. The net proceeds of the over-allotment option were used by Northstar to indirectly acquire an additional 15% partnership interest in The Palladium for Surgery - Houston.

On May 17, 2007, Northstar completed its initial public offering of 12,087,698 common shares. The offering, which raised gross proceeds of C$148,074,300, was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and which also included CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

Northstar is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Northstar indirectly holds a 70% partnership interest in The Palladium for Surgery - Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites, two ambulatory surgery centres located in Houston. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Goodmans LLP is legal counsel to Northstar in connection with the transaction, with U.S. legal representation from Kaye Scholer LLP and Cokinos, Bosien & Young P.C. Borden Ladner Gervais LLP is legal counsel to the underwriters, with U.S. legal representation from Shearman & Sterling LLP and Gardere Wynne Sewell LLP.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. The securities are being offered only by means of a prospectus. Accordingly, this press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at

www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

%SEDAR: 00025141E

/For further information: Donald L. Kramer, M.D., Chief Executive Officer, (713) 355-8614, DKramer(at)Northstar-Healthcare.com/
(NHC.)

CO: Northstar Healthcare Inc.

CNW 09:28e 05-JUN-07

Material Change Report
June 5, 2007

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Northstar Healthcare Inc.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027
USA

Item 2 Date of Material Change

June 5, 2007

Item 3 News Release

A press release was issued on June 5, 2007 in Toronto, Ontario and disseminated across Canada by CNW Group. A copy of the press release is attached hereto as Schedule "A".

Item 4 Summary of Material Change

On June 5, 2007, Northstar Healthcare Inc. (the "**Company**") announced that the underwriters of the Company's initial public offering had exercised their over-allotment option to purchase 1,813,154 additional common shares of the Company at a purchase price of $12.25 per share, for gross proceeds of $22,211,136. The net proceeds of the over-allotment option were used by the Company to indirectly acquire an additional 15% partnership interest in The Palladium for Surgery – Houston.

The Offering was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and which also included CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

Item 5 Full Description of Material Change

For a full description of the material change, see the press release attached hereto as Schedule "A".

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact:

Donald L. Kramer, M.D.
Chief Executive Officer
713.355.8614
DKramer@Northstar-Healthcare.com

Item 9 Date of Report

June 14, 2007

SCHEDULE "A"

NORTHSTAR HEALTHCARE INC.

ANNOUNCES CLOSING OF OVER-ALLOTMENT OPTION

TORONTO, CANADA – June 5, 2007 – Northstar Healthcare Inc. (TSX:NHC) ("Northstar") announced today that the underwriters of Northstar's initial public offering this morning exercised their over-allotment option to purchase 1,813,154 additional common shares at a purchase price of $12.25 per share, for gross proceeds of $22,211,136. The net proceeds of the over-allotment option were used by Northstar to indirectly acquire an additional 15% partnership interest in The Palladium for Surgery – Houston.

On May 17, 2007, Northstar completed its initial public offering of 12,087,698 common shares. The offering, which raised gross proceeds of C$148,074,300, was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and which also included CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

Northstar is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Northstar indirectly holds a 70% partnership interest in The Palladium for Surgery – Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites, two ambulatory surgery centres located in Houston. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

Goodmans LLP is legal counsel to Northstar in connection with the transaction, with U.S. legal representation from Kaye Scholer LLP and Cokinos, Bosien & Young P.C. Borden Ladner Gervais LLP is legal counsel to the underwriters, with U.S. legal representation from Shearman & Sterling LLP and Gardere Wynne Sewell LLP.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

The securities offered have not been, nor will be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. The securities are being offered only by means of a prospectus. Accordingly, this press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's

regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. *There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.*

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

-30-

For further information, contact:

Donald L. Kramer, M.D.
Chief Executive Officer
713.355.8614
DKramer@Northstar-Healthcare.com

News Release
June 19, 2007

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Northstar Healthcare Inc. declares cash dividend

/NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

TORONTO, June 19 /CNW/ - Northstar Healthcare Inc. (TSX:NHC) ("Northstar") announced today that it has declared a cash dividend of 14.8 cents per common share for the period from May 17, 2007 to June 30, 2007, to be paid July 16, 2007 to holders of record of common shares of Northstar on June 29, 2007.

Northstar has adopted a policy of distributing its available cash from consolidated operations, subject to applicable law and the terms of any then existing indebtedness, by way of monthly dividends on its common shares, after the retention of amounts considered reasonable and prudent by the Board of Directors for working capital and other purposes, including capital investment and capital reserves. Subsequent regular dividends in the estimated amount of Cdn $0.10 per Common Share are anticipated to be paid each month commencing August 15, 2007. All monthly dividends declared by Northstar are designated as eligible dividends under the Income Tax Act (Canada) unless otherwise indicated.

About Northstar Healthcare Inc.

Northstar is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Northstar indirectly holds a 70% partnership interest in The Palladium for Surgery - Houston and a 60% partnership interest in Medical Ambulatory Surgical Suites, two ambulatory surgery centres located in Houston. In addition, Northstar manages an ambulatory surgery centre in Dallas and three pain management clinics in Houston.

This press release may contain forward-looking statements (within the meaning of applicable securities laws) relating to business of Northstar Healthcare Inc. (the "Company") and the environment in which it operates. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", and other similar expressions. These statements are based on the Company's expectations, estimates, forecasts and projections. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Company's regulatory filings available on the Company's web site at www.Northstar-Healthcare.com or at www.sedar.com. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

Northstar was founded and sponsored by Donald Kramer, M.D., its Chief Executive Officer, and Stewart A. Feldman. Mr. Feldman also served as the co-principal in and Chairman and Chief Executive Officer of Healthcare Ventures, Ltd., which sponsored Northstar, with Dr. Kramer serving as its President.

%SEDAR: 00025141E

/For further information: Donald L. Kramer, M.D., Chief Executive Officer, (713) 355-8614, DKramer(at)Northstar-Healthcare.com/

(NHC.)

CO: Northstar Healthcare Inc.

CNW 17:08e 19-JUN-07

Notice of Intent to Qualify as a Short Form Issuer
July 5, 2007

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS ("NI 44-101")

July 5, 2007

To: Ontario Securities Commission

Northstar Healthcare Inc. (the "**Issuer**") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

NORTHSTAR HEALTHCARE INC.

Per: "*Kenneth J. Klein*"

Name: Kenneth J. Klein
Title: Chief Financial Officer

END